9/13


07025775

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Paragon Minerals Corporation

*CURRENT ADDRESS Suite 1540, 800 West Pender Street
Vancouver, British Columbia V6C 2V6

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35102 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 8/7/07

SCHEDULE "C"

ITEM 6 LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

Tab		Document Name or Information		Date Filed
1	(a)	Incorporation Documents		
		(i)	Canada	Certificate of Incorporation dated July 4, 2006
1	(b)	Extra-provincial Registration		
		(i)	BC	July 21, 2006
		(ii)	Newfoundland	August17, 2006
		(iii)	Nunavut	September 12, 2006
1	(c)	Annual Reports		
		(i)	Canada	N/A
		(ii)	BC	N/A
		(iii)	Newfoundland	N/A
		(iv)	Nunavut	N/A
1	(d)	Notices Filed with Registrar of Companies		
		(i)	Canada	July 4, 2006
				December 8, 2006
		(ii)	BC	December 8, 2006
		(iii)	Newfoundland	January 9, 2007
		(iv)	Nunavut	January 31, 2007
	(e)	Special Resolution		
		(i)	Canada	N/A
		(ii)	BC	N/A

(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. **Materials filed with the Securities Commissions of British Columbia, Alberta and Quebec (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), and the Securities Act (Quebec), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101":**

Tab		Document Name or Information	Date Filed
	(a)	Annual Report consisting of:	
2		(i) Audited annual financial statements and auditors' report thereon and	January 29, 2007 for year ended September 30, 2006
2		(ii) Management's Discussion and Analysis	January 29, 2007 for year ended September 30, 2006
	(b)	Annual Information Form (not mandatory and not filed)	N/A
2	(c)	Annual CEO and CFO Officer Certifications under MI 52-109	January 29, 2007 for year ended September 30, 2006
3		Quarterly Interim Financial Statements and Management's Discussion and Analysis	
	(d)	(i) 1st Quarter	March 1, 2007 for the 1st quarter ended December 31, 2006
		(ii) 2nd Quarter	May 30, 2007 for the 2nd quarter ended March 31, 2007
3	(e)	Interim CEO and CFO Officer Certifications under MI 52-109	
		(i) 1st Quarter	March 1, 2007 for the 1st quarter ended December 31, 2006
		(ii) 2nd Quarter	May 30, 2007 for the 2nd quarter ended March 31, 2007
4	(f)	News Releases	December 11, 2006 December 15, 2006 December 22, 2006 January 22, 2007 February 12, 2007 February 28, 2007 March 1, 2007 March 2, 2007 March 26, 2007 May 22, 2007 June 19, 2007

4	(g)	Form 51-102F3, Material Change Report	December 15, 2006 December 22, 2006 March 8, 2007
5	(h)	Notice of Meeting and Record Dates of shareholders' meeting	January 24, 2007
5	(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	March 1, 2007
6	(j)	Form 45-106F1, Report of Exempt Distribution	September 7, 2006
	(k)	Notice of Change in Year End by more than 14 Days	N/A
7	(l)	Notice of Change in Corporate Structure	December 15, 2006
	(m)	Notice of Change of Auditors	N/A
	(n)	Business Acquisition Report under NI 51-102	N/A
1	(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	December 15, 2006 (Plan of Arrangement)
	(p)	Notice of Change of Status Report	N/A
	(q)	Filing of documents Affecting the Rights of Securityholders including:	
1		(a) material changes to charter documents	December 15, 2006 (Plan of Arrangement)
		(b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
		(c) any securityholder rights plans or similar plans	N/A
8		(d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	December 14, 2006 (By-Law #1)
9 10		(e) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has	December 14, 2006 (Third Amended & Restated Arrangement Agreement between Rubicon, Paragon, Copperco and Africo) December 8, 2006 (Asset Transfer and Assignment Agreement between Rubicon Minerals Corporation and the Company)

10		reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	The following contracts regarding the following properties were filed on December 15, 2006: Falconbridge/Seal Bay Al Keats/Kevin Keats - Harpoon Property Tom Gosine Ventures Inc./Alex Turpin - Appleton Property A.S.K. Prospecting/Krinor Resources Inc. - Linear Property A.S.K. Prospecting - Lake Douglas East A.S.K. Prospecting - Lake Douglas West Tom Lush - Lush Robert Stares/Sandy Stares - Stares Property Crosshair Exploration - Golden Promise International Lima - Victoria Lake Allan Keats/Kevin Keats/Peter Dimmell - JBP Property William Mercer - Golden Promise Altius - South Tally Pond Keats - Victor Lake 10188M
	(r)	Prospectus	N/A
	(s)	Amendment to Prospectus	N/A
	(t)	Takeover Bid Circular	N/A
	(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
	(v)	Issuer Bid Circular	N/A
	(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
	(x)	Initial Acquisition Report	N/A
	(y)	Subsequent Acquisition Reports	N/A
11	(z)	Technical Reports	December 21, 2006 (JBP Linear Property) December 21, 2006

(Golden Promise Property)

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

Tab		Document Name or Information	Date Filed
	(a)	Exchange Filing Statement	N/A
	(b)	Annual Report consisting of:	
2		(i) Audited annual financial statements and auditors' report thereon and	January 29, 2007 for financial year ended September 30, 2006
2		(ii) Management's Discussion and Analysis	January 29, 2007 for financial year ended September 30, 2006
	(c)	Annual Information Form (not mandatory and not filed)	N/A
3	(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	
		(i) First Quarter	March 1, 2007 for first quarter ended December 31, 2006
		(ii) Second Quarter	May 30, 2007 for second quarter ended March 31, 2007
4	(e)	News Releases	December 11, 2006 December 15, 2006 December 22, 2006 January 22, 2007 February 12, 2007 February 28, 2007 March 1, 2007 March 2, 2007 March 26, 2007 May 22, 2007 June 19, 2007
4	(f)	Form 51-102F3, Material Change Report	December 15, 2006 December 22, 2006 March 8, 2007
5	(g)	Notice of Meeting and Record Dates of shareholders' meeting	January 24, 2007
	(hb)	Notice of shareholders' meeting, Proxy and Information Circular	March 1, 2007
	(i)	Prospectus	N/A
	(j)	Amendment to Prospectus	N/A
	(k)	Takeover Bid Circular	N/A

	(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
	(m)	Issuer Bid Circular	N/A
	(n)	Notice of Change or Variation to Issuer Bid Circular	
	(o)	Initial Acquisition Report	N/A
	(p)	Subsequent Acquisition Reports	N/A
	(q)	Notice of Intention to Sell by a Control Person	N/A
	(r)	Notice of Dividends	N/A
12	(s)	Exchange Bulletins announcing certain transactions:	December 14, 2006 (New Listing - Shares)
		(i) Promotional Investor Relations and Market-Making Activities	
		(ii) Dividend/Distribution Declaration	
		(iii) Private Placement	
		(iv) Warrant Amendments	
		(v) Shares for Debt	
		(vi) Short Form Offering	
		(vii) Acquisitions/Dispositions	
		(viii) Notice of Intention to Make a Normal Course Issuer Bid	
		(ix) Name Change without Consolidation or Split	
		(x) Name Change and Consolidation/Split	
13		Listing Application	December 20, 2006

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta and Quebec and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

Tab		Document Name or Information	Date Filed
2	(a)	Annual Report consisting of:	
		(i) Audited annual financial statements and auditors' report thereon and	January 29, 2007 for financial year ended September 30, 2006
		(ii) Management's Discussion and Analysis	January 29, 2007 for financial year ended September 30, 2006

3	(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	
		(i) 1st Quarter	March 1, 2007 for first quarter ended December 31, 2006
		(ii) 2nd Quarter	May 30, 2007 for second quarter ended March 31, 2007
5	(c)	Notice of shareholders' meeting, Proxy and Information Circular	March 1, 2007
	(d)	Prospectus	N/A
	(e)	Amendment to Prospectus	N/A
	(f)	Issuer Bid Circular	N/A
	(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Industry Canada | Industrie Canada

Certificate of Incorporation

Canada Business Corporations Act

Certificat de constitution

Loi canadienne sur les sociétés par actions

Paragon Minerals Corporation

Name of corporation-Dénomination de la société

435868-6

Corporation number-Numéro de la société

I hereby certify that the above-named corporation, the articles of incorporation of which are attached, was incorporated under the *Canada Business Corporations Act.*

Je certifie que la société susmentionnée, dont les statuts constitutifs sont joints, a été constituée en société en vertu de la *Loi canadienne sur les sociétés par actions.*

Richard G. Shaw
Director - Directeur

July 4, 2006 / le 4 juillet 2006

Date of Incorporation - Date de constitution

Canada

Industry Canada — Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

FORM 1 ARTICLES OF INCORPORATION (SECTION 6)

FORMULE 1 STATUTS CONSTITUTIFS (ARTICLES 6)

1 -- Name of the Corporation — Dénomination sociale de la société

Paragon Minerals Corporation

2 -- The province or territory in Canada where the registered office is situated — La province ou le territoire au Canada où est situé le siège social

BC

3 -- The classes and any maximum number of shares that the corporation is authorized to issue — Catégories et le nombre maximal d'actions que la société est autorisée à émettre

An unlimited number of Common shares

4 -- Restrictions, if any, on share transfers — Restrictions sur le transfert des actions, s'il y a lieu

For so long as the Corporation is not a public company, no securities of the Corporation, other than non-convertible debt securities, may be transferred without the previous consent of the directors expressed by a resolution of the Board of Directors and the directors are not required to give reasons for refusing to consent to such proposed transfer.

5 -- Number (or minimum and maximum number) of directors — Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum 1; Maximum 9

6 -- Restrictions, if any, on business the corporation may carry on — Limites imposées à l'activité commerciale de la société, s'il y a lieu

None

7 -- Other provisions, if any — Autres dispositions, s'il y a lieu

The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors will not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

8 -- Incorporators – Fondateurs

Name(s) – Nom(s)	Address (include postal code) Adresse (inclure le code postal)	Signature	Tel. No. – N° de tél
Don R. Collie	2800 Park Place 666 Burrard Street Vancouver, BC V6C 2Z7	[signature]	604-643-6472

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

435868-6 JUL 04 2006



Number: A0068555

CERTIFICATE
OF
REGISTRATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that PARAGON MINERALS CORPORATION has been registered as an extraprovincial company under the Business Corporations Act on July 21, 2006 at 09:25 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On July 21, 2006



RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada



GOVERNMENT OF
NEWFOUNDLAND AND LABRADOR
Department of Government Services

THE CORPORATIONS ACT
FORM 27

CERTIFICATE OF REGISTRATION EXTRA-PROVINCIAL CORPORATION

(Section 443)

Corporation Name: **PARAGON MINERALS CORPORATION**
Corporation Number: **54360**
Date of Registration: **August 16, 2006**

I certify, as per the attached Statement of Registration, that this Corporation has been registered as an extra-provincial corporation under the Corporations Act of Newfoundland and Labrador.

REGISTRAR OF COMPANIES
For Province of Newfoundland and Labrador
August 17, 2006


ᓄᓇᕗᑦ
Nunavut

No.: ET8700

ᓄᓇᕗᑦ
Nunavut
Canada

BUSINESS CORPORATIONS ACT

CERTIFICATE OF REGISTRATION OF AN EXTRA-TERRITORIAL CORPORATION

LOI SUR LES SOCIÉTÉS ACTIONS

CERTIFICAT D'ENREGISTREMENT D'UNE SOCIÉTÉ PAR ACTIONS EXTRATERRITORIALE

I HEREBY CERTIFY THAT

JE CERTIFIE PAR LA PRÉSENTE QUE

PARAGON MINERALS CORPORATION

a body corporate incorporated under the laws of

une personne morale constituée En vertu des lois

Canada

was registered under Part XXI of the *Business Corporations Act of Nunavut*, the Statement of Registration of which is attached.

était enregistrée en vertu de la partie XXI de la *Loi sur les sociétés par actions au Nunavut*, la déclaration d'enregistrement en faisant foi étant jointe.

Date of Registration
Enregistrement fait le

12-Sep-2006



DEPUTY REGISTRAR OF CORPORATIONS
REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS PAR ACTIONS

Form 2

Industry Canada Industrie Canada

Corporations Canada Corporations Canada

RECEIVED

2007 JUL 13 P 2:23

OFFICE OF ...

Information Regarding the Registered Office and the Board of Directors

(To be filed with Articles of Incorporation, Amalgamation and Continuance)

(Sections 19, 106 and 113(1) of the CBCA)

Changes to the registered office or the board of directors are to be made by filing Form 3 Change or Registered Office Address or Form 6 Changes Regarding Directors.

If the space available at item 4 is insufficient, please attach information, on a separate piece of paper, to the form.

INSTRUCTIONS

4 At least 25 percent of the directors of a corporation must be Canadian residents. If a corporation has less than four directors, at least one director must be a Canadian resident (subsection 105(3) of the *Canada Business Corporations Act* (CBCA)).

However, the board of directors of corporations operating in uranium mining, book publishing and distribution, book sale or film and video distribution must be comprised of a majority of Canadian residents (subsection 105(3.1) of the CBCA).

5 **Declaration**

In the case of an incorporation, the form must be signed by the incorporator. In all other cases (Articles of Amalgamation and Articles of Continuance), the form may be signed by any individual who has the relevant knowledge of the corporation and who is authorized by the directors (subsection 262.1(2) of the CBCA).

For example:

- a **director** of the corporation;
- an **authorized officer** of the corporation; or
- an **authorized agent**.

General

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the *Privacy Act*. However, public disclosure pursuant to section 266 of the CBCA is permitted under the *Privacy Act*.

If you require more information, please visit the Forms, Policies, Fees and Legislation section of our Web site at http://corporationscanada.ic.gc.ca or contact us at (613) 941-9042 or toll-free at 1 866 333-5556.

File documents online:

Corporations Canada Online Filing Centre: http://corporationscanada.ic.gc.ca

or send documents by mail:

Director, Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8

By Facsimile:
(613) 941-0999

1 Corporation name

Paragon Minerals Corporation

2 Address of registered office (must be a street address)

2800 Park Place, 666 Burrard Street
NUMBER AND STREET NAME

Vancouver	BC	V6C 2Z7
CITY	PROVINCE/TERRITORY	POSTAL CODE

3 Mailing address (if different from the registered office)

SAME AS ABOVE ☑

ATTENTION OF

REQU
RECEIVED
LSARF / CBCA

NUMBER AND STREET NAME

CITY PROVINCE/TERRITORY POSTAL CODE

4 Members of the board of directors

FIRST NAME	LAST NAME	RESIDENTIAL ADDRESS (must be a street address)	CANADIAN RESIDENT (Yes/No)
David W.	Adamson	#1540 - 800 West Pender Street, Vancouver, BC V6C 2V6	Yes
Michael	Vande Guchte	#1540 - 800 West Pender Street, Vancouver, BC V6C 2V6	Yes
James Garfield	MacVeigh	#1540 - 800 West Pender Street, Vancouver, BC V6C 2V6	Yes
Gordon J.	Soneff	291 Darlington Crescent, Edmonton, AB T6M 2R9	Yes

5 Declaration

I hereby certify that I have the relevant knowledge of the corporation, and that I am authorized to sign and submit this form.

SIGNATURE

Don Collie — PRINT NAME

604-643-6472 — TELEPHONE NUMBER

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

435868-6

JUL 04 2006

IC 2904 (2004/11)

Canada

Industry Canada | Industrie Canada

Restated Certificate of Incorporation

Canada Business Corporations Act

Certificat de constitution à jour

Loi canadienne sur les sociétés par actions

Paragon Minerals Corporation | **435868-6**

Name of corporation-Dénomination de la société | Corporation number-Numéro de la société

I hereby certify that the articles of incorporation of the above-named corporation were restated under section 180 of the *Canada Business Corporations Act* as set out in the attached restated articles of incorporation.

Je certifie que les statuts constitutifs de la société susmentionnée ont été mis à jour en vertu de l'article 180 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les statuts mis à jour ci-joints.

Richard G. Shaw
Director - Directeur

December 8, 2006 / le 8 décembre 2006

Effective Date of Restatement -
Date d'entrée en vigueur de la mise à jour

Canada

Industry Canada / Industrie Canada
Canada Business Corporations Act / Loi canadienne sur les sociétés par actions

FORM 7
RESTATED ARTICLES OF INCORPORATION
(SECTION 180)

FORMULAIRE 7
STATUTS CONSTITUTIFS MIS À JOUR
(ARTICLE 180)

1 -- Name of the Corporation - Dénomination sociale de la société

Paragon Minerals Corporation

Corporation No. - Nº de la société

435868-6

2 -- The province or territory in Canada where the registered office is situated / La province ou le territoire au Canada où est situé le siège social

British Columbia - Colombie Britannique

3 -- The classes and any maximum number of shares that the corporation is authorized to issue / Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

An unlimited number of Common shares

4 -- Restrictions, if any, on share transfers / Restrictions sur le transfert des actions, s'il y a lieu

5 -- Number (or minimum and maximum number) of directors / Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum 1; Maximum 9

6 -- Restrictions, if any, on business the corporation may carry on / Limites imposées à l'activité commerciale de la société, s'il y a lieu

None

7 -- Other provisions, if any / Autres dispositions, s'il y a lieu

The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors will not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

These restated articles of incorporation correctly set out, without substantive change, the corresponding provisions of the articles of incorporation, as amended and supersede the original articles of incorporation.

Cette mise à jour des statuts constitutifs démontre exactement, sans changement substantiel, les dispositions correspondantes des statuts constitutifs modifiés qui remplacent les statuts constitutifs originaux.

Signature	Printed Name - Nom en lettres moulees	8 -- Capacity of - En qualité de	9 -- Tel. No. - Nº de tél.
[signature]	Michael Vande Guchte	Senior Officer	604-623-3333

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

DEC 08 2006

IC 3167 (2003/08)

Canada

Industry Canada Industrie Canada

Certificate of Arrangement

Canada Business Corporations Act

Certificat d'arrangement

Loi canadienne sur les sociétés par actions

Name of CBCA corporation(s) involved - Dénomination(s) de la (des) société(s) L C S A concernée(s)	Corporation number - Numéro de la société
Paragon Minerals Corporation	435868-6
CopperCo Resource Corp.	435867-8

I hereby certify that the arrangement set out in the attached articles of arrangement, involving the above-referenced corporation(s), has been effected under section 192 of the *Canada Business Corporations Act*.

Je certifie que l'arrangement mentionné dans les clauses d'arrangement annexées, concernant la (les) société(s) susmentionnée(s), a pris effet en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions*

Richard G. Shaw
Director - Directeur

December 8, 2006 / le 8 décembre 2006

Date of Arrangement - Date de l'arrangement

Canada

Industry Canada — Industrie Canada
Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

FORM 14.1 ARTICLES OF ARRANGEMENT (SECTION 192)

FORMULAIRE 14.1 CLAUSES D'ARRANGEMENT (ARTICLE 192)

1 -- Name of the applicant corporation(s) - Dénomination sociale de la(des) requérante(s)	2 -- Corporation No.(s) - N°(s) de la(des) société(s)
PARAGON MINERALS CORPORATION COPPERCO RESOURCE CORP.	435868-6 435867-8
3 -- Name of the corporation(s) the articles of which are amended, if applicable Dénomination sociale de la(des) société(s) dont les statuts sont modifiés le cas échéant	**4 -- Corporation No.(s) - N°(s) de la(des) société(s)**
PARAGON MINERALS CORPORATION COPPERCO RESOURCE CORP.	435868-6 435867-8
5 -- Name of the corporation(s) created by amalgamation, if applicable Dénomination sociale de la(des) société(s) issue(s) de la(des) fusion(s), le cas échéant	**6 -- Corporation No.(s) - N°(s) de la(des) société(s)**
N/A	
7 -- Name of the dissolved corporation(s), if applicable Dénomination sociale de la(des) société(s) dissoute(s), le cas échéant	**8 -- Corporation No.(s) - N°(s) de la(des) société(s)**
N/A	
9 -- Name of other corporations involved, if applicable Dénomination sociale des autres sociétés en cause, le cas échéant	**10 -- Corporation No.(s) or jurisdiction of incorporation** N°(s) de la(des) société(s) ou loi sous le régime de laquelle elle est constituée
See attached Schedule A	See attached Schedule A

11 -- In accordance with the order approving the arrangement - Conformément aux termes de l'ordonnance approuvant l'arrangement

a [✓] The articles of the above named corporation(s) are amended in accordance with the attached plan of arrangement
Les statuts de la(des) société(s) susmentionnée(s) sont modifiés en conformité avec le plan d arrangement ci-joint

The name of COPPERCO RESOURCE CORP. is changed to AFRICO RESOURCES LTD.

La dénomination sociale de ______ est modifiée pour ______

b [ ] The following bodies corporate are amalgamated in accordance with the attached plan of arrangement
Les personnes morales suivantes sont fusionnées conformément au plan d'arrangement ci-joint

c [ ] The above named corporation(s) is(are) liquidated and dissolved in accordance with the attached plan of arrangement
La(les) société(s) susmentionnée(s) est(sont) liquidée(s) et dissoute(s) conformément au plan d'arrangement ci-joint

d [✓] The plan of arrangement attached hereto, involving the above named body(ies) corporate is hereby effected
Le plan d'arrangement ci-joint portant sur la(les) personne(s) morale(s) susmentionnée(s) prend effet

Signature	Printed Name - Nom en lettres moulées	12 -- Capacity of - En qualité de	13 -- Tel. No. - N° de tél.
	See attached Schedule B		

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

DEC 08 2006

IC 3189 (2003/06)

Canada

Schedule A

9 Name of other corporations involved, if applicable	10 Corporation No.(s) of Jurisdiction of Incorporation
Rubicon Minerals Corporation Africo Resources Ltd.	Province of British Columbia Province of British Columbia

Schedule B

Signature	Printed Name-Nom en lettres moulees	12. Capacity of - En qualite de	13. Tel. No -No. de tel
	Michael Vande Guchte	President, Paragon	604-623-3333
	Christopher Theodoropoulos	Chairman, CopperCo	604-605-4298

DEC 08 2006

Schedule B

Signature	Printed Name-Nom en lettres moulees	12. Capacity of - En qualite de	13 Tel No -No de tel
	Michael Vande Guchte	President, Paragon	604-623-3333
	Christopher Theodoropoulos	Chairman, CopperCo	604-605-4298

DEC 08 2006

Appendix I to the Arrangement Agreement made as of the 6th day of July, 2006, amended and restated as of the 8th day of August, 2006, and further amended and restated as of the 29th day of September, 2006, and the 22nd day of November, 2006 among Rubicon Minerals Corporation, Paragon Minerals Corporation, CopperCo Resource Corp. and Africo Resources Ltd.

PLAN OF ARRANGEMENT UNDER SECTIONS 288 - 299

OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA)

AND UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*

ARTICLE 1 - INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a) "**Africo**" means Africo Resources Ltd., a corporation incorporated under the BCBCA;

(b) "**Africo Compensation Option**" means a compensation option or options to be granted by Africo and CopperCo to the agent or agents under the CopperCo/Africo Financing, which compensation option shall automatically convert, under this Plan of Arrangement, into the CopperCo Broker Warrants;

(c) "**Africo Convertible Notes**" means, collectively, the Africo Convertible Share Notes and the Africo Convertible Unit Notes;

(d) "**Africo Convertible Share Notes**" means convertible promissory notes issued by Africo pursuant to the Bridge Loan, with such notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into common shares of Africo or CopperCo at a price equal to 85% of the price at which such common shares are offered in a Qualifying Financing;

(e) "**Africo Convertible Unit Notes**" means convertible promissory notes issued by Africo, with such notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into units of CopperCo as are offered pursuant to the Qualifying Financing at a price of $4 00 per unit, each unit consisting of one CopperCo Common Share and one-half of one CopperCo Warrant;

(f) **"Africo Meeting"** means the special meeting of the Africo Shareholders to be held to consider, among other matters, the Arrangement, and any postponement or adjournment thereof;

(g) **"Africo Options"** means the outstanding stock options of Africo entitling the holders to purchase Africo Shares in accordance with the terms and conditions thereof;

(h) **"Africo Shareholder"** means a holder of Africo Shares;

(i) **"Africo Shares"** means the common shares without par value in the capital of Africo as currently constituted;

(j) **"Africo Subscription Receipts"** means subscription receipts which may be sold by Africo and CopperCo pursuant to the CopperCo/Africo Financing, with each Africo Subscription Receipt entitling the holder to receive, upon deemed exercise and for no additional consideration, one CopperCo Common Share and one-half of one CopperCo Warrant;

(k) **"Aggregate Exchange Trading Price"** means the amount equal to the aggregate of the results obtained when the Trading Price of a New Rubicon Common Share and a Common Share of Paragon or CopperCo is multiplied by the respective Exchange Number for the company issuing the share;

(l) **"AMEX"** means the American Stock Exchange;

(m) **"Arrangement"** means the statutory arrangement involving Rubicon, the Rubicon Shareholders, Paragon, CopperCo, Africo and the Africo Shareholders proposed under the provisions of sections 288 to 299 of the BCBCA and section 192 of the CBCA, on the terms and conditions set out in this Plan of Arrangement or any amendment or variation thereto made in accordance with the terms of the Arrangement Agreement;

(n) **"Arrangement Agreement"** means the arrangement agreement made as of the 6th day of July 2006 between Rubicon, Paragon, CopperCo and Africo to which this Plan of Arrangement is attached as Appendix I, as the same may be supplemented or amended from time to time;

(o) **"Assignment and Assumption Agreement"** means the assignment and assumption agreement among Rubicon and Paragon which more particularly describes the Paragon Transferred Assets which are to be transferred from Rubicon to Paragon;

(p) **"BCBCA"** means the *Business Corporations Act* (British Columbia);

(q) **"Business Day"** means any day, which is not a Saturday or a Sunday, or a statutory holiday in British Columbia;

(r) **"Bridge Loan"** means the bridge loan made by certain current Africo Shareholders and other investors to Africo in the principal amount of up to $5 million by way of issuance of Africo Convertible Notes;

(s) **"CBCA"** means the *Canada Business Corporations Act*;

(t) **"Circular"** means the definitive form, together with any amendments thereto, of the management proxy circular of Rubicon to be prepared and sent to the Rubicon Shareholders in connection with the Rubicon Meeting;

(u) **"Compensation Options"** means the compensation options issued by Rubicon on August 16, 2005, with each option entitling the holder to purchase a unit consisting of one Rubicon Common Share and one-half of a warrant to purchase an additional Rubicon Common Share;

(v) **"CopperCo"** means CopperCo Resource Corp., a corporation incorporated under the CBCA in order to facilitate the Arrangement;

(w) **"CopperCo Broker Units"** means units issuable on exercise of the CopperCo Broker Warrants, with each unit consisting of one CopperCo Common Share and one-half of one CopperCo Broker Unit Warrant;

(x) **"CopperCo Broker Unit Warrants"** means warrants of CopperCo which shall be exercisable to purchase one CopperCo Common Share at an exercise price of $5.00 for a period of 18 months after the date of closing of the CopperCo/Africo Financing, provided that if the closing price of the CopperCo Common Shares on the TSX is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days (irrespective of whether the CopperCo Common Shares have traded on a given day within such 20 day period) any time after the date which is 6 months after the date of closing of the CopperCo/Africo Financing, CopperCo may accelerate the expiry date of the CopperCo Broker Unit Warrants by giving notice to the holders thereof and in such case, the CopperCo Broker Unit Warrants will expire on the 30th day after the date on which such notice is given by CopperCo;

(y) **"CopperCo Broker Warrants"** means the non-transferable broker warrants of CopperCo which shall be issued on the automatic conversion of the Africo Compensation Option and which shall be exercisable to purchase that number of CopperCo Broker Units which is equal to 6% of the number of Africo Subscription Receipts sold under the CopperCo/Africo Financing at an exercise price of $4.00 per unit for a period of 18 months after the date of closing of the CopperCo/Africo Financing, provided that if the closing price of the CopperCo Common Shares on the TSX is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days (irrespective of whether the CopperCo Common Shares have traded on a given day within such 20 day period) any time after the date which is 6 months after the date of closing of the CopperCo/Africo

Financing, CopperCo may accelerate the expiry date of the CopperCo Broker Warrants by giving notice to the holders thereof and in such case, the CopperCo Broker Warrants will expire on the 30th day after the date on which such notice is given by CopperCo;

(z) "**CopperCo Commitment**" means the covenant of CopperCo described in section 3.2 to issue CopperCo Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(aa) "**CopperCo Common Shares**" means the common shares in the capital of CopperCo which CopperCo is authorized to issue as the same are constituted on the date hereof and which are to be issued under the Arrangement (i) to holders of Rubicon Series 2 Special Shares in exchange for such Rubicon Series 2 Special Shares, (ii) to holders of Africo Subscription Receipts on the deemed exercise of the Africo Subscription Receipts, and (iii) to the Africo Shareholders other than Rubicon in exchange for the Remaining Africo Shares;

(bb) "**CopperCo Convertible Notes**" means, collectively, the CopperCo Convertible Share Notes and the CopperCo Convertible Unit Notes;

(cc) "**CopperCo Convertible Share Notes**" means convertible promissory notes of CopperCo which will be issued to the holders of the Africo Convertible Share Notes in exchange for the Africo Convertible Share Notes pursuant to the Plan of Arrangement, with such CopperCo Convertible Share Notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into CopperCo Common Shares at a price of $3.40 per share;

(dd) **CopperCo Convertible Unit Notes**" means convertible promissory notes of CopperCo which will be issued to the holders of the Africo Convertible Unit Notes in exchange for the Africo Convertible Unit Notes pursuant to the Plan of Arrangement, with such CopperCo Convertible Unit Notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into units at a price of $4.00 per unit, with each unit consisting of one CopperCo Common Share and one-half of one CopperCo Warrant;

(ee) "**CopperCo Net Fair Market Value**" means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of the CopperCo Transferred Assets;

(ff) "**CopperCo Note**" means the demand, non-interest bearing promissory note to be issued by CopperCo to Rubicon having a principal amount and aggregate fair market value equal to the CopperCo Net Fair Market Value;

(gg) "**CopperCo Options**" means the rights (whether or not vested) to purchase CopperCo Common Shares which will be issued pursuant to the Plan of Arrangement;

(hh) "**CopperCo Preferred Shares**" means the special preferred shares of CopperCo which are to be issued under the Arrangement to Rubicon in exchange for the CopperCo Transferred Assets, which will have a value equal to the CopperCo Net Fair Market Value and having the terms and conditions set out in Schedule B to this Plan of Arrangement;

(ii) "**CopperCo Transferred Assets**" means the Rubicon Africo Shares, which are to be transferred by Rubicon to CopperCo pursuant to the Plan of Arrangement;

(jj) "**CopperCo Warrants**" means common share purchase warrants of CopperCo, each entitling the holder to purchase one CopperCo Common Share at a price of $5.00 per share for a term of 18 months from the date of closing of the CopperCo/Africo Financing, provided that if the closing price of the CopperCo Common Shares on the TSX is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days (irrespective of whether the CopperCo Common Shares have traded on a given day within such 20 day period) any time after the date which is 6 months after the date of the closing of the CopperCo/Africo Financing, CopperCo may accelerate the expiry date of the CopperCo Warrants by giving notice to the holders thereof, and in such case the CopperCo Warrants will expire on the 30th day after the date on which such notice is given by CopperCo;

(kk) "**Court**" means the Supreme Court of the Province of British Columbia;

(ll) "**Dissenting Africo Shares**" means Africo Shares held by an Africo Dissenting Shareholder, as described in Article 6;

(mm) "**Dissenting Rubicon Shares**" means Rubicon Common Shares held by a Rubicon Dissenting Shareholder, as described in Article 5;

(nn) "**Dissenting Shares**" means, collectively, Dissenting Rubicon Shares and Dissenting Africo Shares;

(oo) "**Effective Date**" means the date on which the Arrangement becomes effective in accordance with the provisions of the Arrangement Agreement and the provisions of the BCBCA and the CBCA;

(pp) "**Effective Time**" means 12:01 am, Vancouver time, on the Effective Date;

(qq) "**Exchange Number**" means the number or fraction, as the case may be, of a New Rubicon, Paragon or CopperCo Common Share to be received by a Rubicon Shareholder in exchange for every Rubicon Common Share pursuant to the General Exchange Ratio;

(rr) "**Exercise Price**" means the varying exercise prices of the outstanding Rubicon Options;

(ss) "**Final Order**" means the final order of the Court approving the Arrangement pursuant to the BCBCA and the CBCA;

(tt) "**General Exchange Ratio**" means, for each Rubicon Common Share,

- one whole New Rubicon Common Share,
- one-sixth of a Paragon Common Share; and
- a fraction of a CopperCo Common Share equal to the Rubicon-CopperCo Exchange Ratio;

(uu) "**holder**" means, when not qualified by the adjective "registered", the person entitled to a share hereunder whether or not registered or entitled to be registered in respect thereof in the central securities register of Rubicon, Paragon, CopperCo or Africo, as the case may be;

(vv) "**ITA**" means the *Income Tax Act* (Canada), as amended;

(ww) "**Meetings**" means, collectively, the Africo Meeting and the Rubicon Meeting;

(xx) "**Net Fair Market Value**" means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of certain assets;

(yy) "**New Rubicon Common Shares**" means common shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares;

(zz) "**New Rubicon Options**" means the rights (whether or not vested) to purchase New Rubicon Common Shares which will be issued pursuant to the Plan of Arrangement;

(aaa) "**Original Exercise Price**" means the original exercise price per share of a Rubicon Option;

(bbb) "**Paragon**" means Paragon Minerals Corporation, a corporation incorporated under the CBCA in order to facilitate the Arrangement;

(ccc) "**Paragon Commitment**" means the covenant of Paragon described in section 3 2 to issue Paragon Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(ddd) **"Paragon Common Shares"** means the common shares in the capital of Paragon which Paragon is authorized to issue as the same are constituted on the date hereof and which are to be issued under the Arrangement (i) to holders of Rubicon Series 1 Special Shares in exchange for such Rubicon Series 1 Special Shares, and (ii) to holders of Paragon Special Warrants and to holders of Paragon Flow-Through Special Warrants on the deemed exercise of such special warrants;

(eee) **"Paragon Contracts"** means all agreements to which Rubicon currently is a party, which pertain to the mineral properties in the Provinces of Newfoundland and Labrador and the Territory of Nunavut and which will be assigned from Rubicon to Paragon pursuant to the Plan of Arrangement, such agreements being more particularly described in the Assignment and Assumption Agreement;

(fff) **"Paragon Flow-Through Special Warrants"** means flow-through special warrants which may be sold by Paragon pursuant to the Paragon Financing, with each Paragon Flow-Through Special Warrant entitling the holder to receive, upon exercise and for no additional consideration, one flow-through Paragon Common Share;

(ggg) **"Paragon Net Fair Market Value"** means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of the Paragon Transferred Assets;

(hhh) **"Paragon Note"** means the demand, non-interest bearing promissory note to be issued by Paragon to Rubicon having a principal amount and aggregate fair market value equal to the Paragon Net Fair Market Value;

(iii) **"Paragon Options"** means the rights (whether or not vested) to purchase Paragon Common Shares which will be issued pursuant to the Plan of Arrangement;

(jjj) **"Paragon Preferred Shares"** means the preferred shares of Paragon which are to be issued under the Arrangement to Rubicon in exchange for the Paragon Transferred Assets, which will have a value equal to the Paragon Net Fair Market Value and having the terms and conditions set out in Schedule B to this Plan of Arrangement;

(kkk) **"Paragon Special Warrants"** means special warrants which may be sold by Paragon pursuant to the Paragon Financing, with each Paragon Special Warrant entitling the holder to receive, upon exercise and for no additional consideration, one Paragon Common Share and one Paragon Warrant;

(lll) **"Paragon Transferred Assets"** means the Paragon Contracts and certain other related assets more particularly described in the Assignment and Assumption Agreement, all of which will be transferred by Rubicon to Paragon pursuant to the Plan of Arrangement;

(mmm) "**Paragon Warrants**" means common share purchase warrants of Paragon, each entitling the holder to purchase one Paragon Common Share at a price of $1.00 per share for a term of two years from the date of issuance;

(nnn) "**Plan of Arrangement**" means this plan of arrangement, as it may be amended from time to time in accordance with section 7 1 of the Arrangement Agreement;

(ooo) "**PUC**" means paid-up capital as defined in subsection 89 (1) of the ITA;

(ppp) "**Qualifying Financing**" means the first issuance or issuances of common shares or other securities in Africo or CopperCo after the date of issuance of the Africo Convertible Notes under the Bridge Loan, on a single day or multiple days in any 90 day period, resulting in gross proceeds of not less than $10,000,000;

(qqq) "**Registrar**" means the Registrar of Companies appointed under the BCBCA;

(rrr) "**Remaining Africo Shares**" means the Africo shares held by Africo Shareholders other than Rubicon immediately prior to the Effective Date;

(sss) "**Rubicon**" means Rubicon Minerals Corporation, a company incorporated under the BCBCA;

(ttt) "**Rubicon Africo Shares**" means the Africo Shares held by Rubicon immediately prior to the Effective Date;

(uuu) "**Rubicon Commitment**" means the covenant of Rubicon described in section 3.2 to issue Rubicon Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(vvv) "**Rubicon Common Shares**" means the common shares without par value in the capital of Rubicon as currently constituted;

(www) "**Rubicon-CopperCo Exchange Ratio**" means the fraction which is obtained by dividing the number of Africo Shares held by Rubicon on the Share Distribution Record Date by the fully diluted number of Rubicon Common Shares outstanding on the Share Distribution Record Date;

(xxx) "**Rubicon CopperCo Note**" means the demand, non-interest bearing promissory note to be issued by Rubicon to CopperCo having a principal amount and fair market value equal to the aggregate fair market value of the Rubicon Series 2 Special Shares;

(yyy) "**Rubicon Meeting**" means the annual and special meeting of the Rubicon Shareholders to be held to consider, among other matters, the Arrangement, and any postponement or adjournment thereof;

(zzz) **"Rubicon Options"** means the outstanding stock options of Rubicon entitling the holders to purchase Rubicon Common Shares in accordance with the terms and conditions thereof;

(aaaa) **"Rubicon Paragon Note"** means the demand, non-interest bearing promissory note to be issued by Rubicon to Paragon having a principal amount and fair market value equal to the aggregate fair market value of the Rubicon Series 1 Special Shares;

(bbbb) **"Rubicon Series 1 Special Shares"** means the Series 1 special shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares, and having the terms and conditions set out in Schedule A to this Plan of Arrangement;

(cccc) **"Rubicon Series 2 Special Shares"** means the Series 2 special shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares, and having the terms and conditions set out in Schedule A to this Plan of Arrangement;

(dddd) **"Rubicon Shareholder"** means a holder of Rubicon Common Shares;

(eeee) **"Rubicon Stock Option Plan"** means the existing stock option plan of Rubicon;

(ffff) **"Rubicon Warrants"** means the outstanding common share purchase warrants of Rubicon entitling the holders to purchase Rubicon Common Shares in accordance with the terms and conditions thereof, and includes the Compensation Options and the warrants which are issuable on exercise of the Compensation Options;

(gggg) **"Share Distribution Record Date"** means the close of business on a day to be fixed by the TSX for the purpose of determining the Rubicon Shareholders entitled to receive New Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares under the Arrangement;

(hhhh) **"Trading Price"** means the weighted average price of the New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares, as the case may be, on the TSX or the TSX-V, as the case may be, for the First 5 trading days on which such shares trade on such stock exchange after the Effective Date;

(iiii) **"Transfer Agent"** means Computershare Investor Services Inc;

(jjjj) **"TSX"** means the Toronto Stock Exchange; and

(kkkk) **"TSX-V"** means the TSX Venture Exchange.

1.2 Interpretation Not Affected By Headings

The division of this Plan of Arrangement into articles, sections, and other portions, and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or part hereof. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections and other portions are to articles, sections and other portions to this Plan of Arrangement

1.3 Number and Gender

In this Plan of Arrangement, words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders, and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

1.4 Statutes

A reference to a statute shall be deemed to include every regulation made pursuant thereto, all amendments to the statute or to any such regulation enforced from time to time, and any statute or regulation that supplements or supersedes such statute or any such regulation.

1.5 Currency

All references to currency herein are to lawful money of Canada unless otherwise specified herein.

1.6 Undefined Terms

Any undefined capitalized terms in this Plan of Arrangement shall have the meanings ascribed to them in the Arrangement Agreement

ARTICLE 2 - ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

ARTICLE 3 - THE ARRANGEMENT

3.1 The Arrangement

On the Effective Date, save and except for Dissenting Shares, the following shall occur and be deemed to occur in the following chronological order, unless otherwise noted, without further act

or formality and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

(a) Rubicon's authorized share structure shall be amended by:

(i) altering the name of the unlimited number of common shares without par value to be an unlimited number of Class A Common shares without par value;

(ii) creating the following three new classes of shares:

A. an unlimited number of common shares without par value;

B. an unlimited number of series 1 special shares with a par value equal to the net book value of the Paragon Transferred Assets; and

C. an unlimited number of series 2 special shares with a par value equal to the net book value of the Rubicon Africo Shares.

The shares of Rubicon described above shall have the rights and restrictions set out in Rubicon's Articles. Rubicon's Articles shall be amended by adding, as Article 26 of the Articles, the rights and restrictions set out in Schedule A hereto;

(b) Rubicon's central securities register for the Rubicon Common Shares shall be redesignated as the central securities register for the Class A Common shares;

(c) Paragon's authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of special preferred shares and having the rights and restrictions set out in Paragon's Articles. Paragon's Articles shall be amended by adding the rights and restrictions set out in Schedule B hereto;

(d) CopperCo's authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of special preferred shares and having the rights and restrictions set out in CopperCo's Articles. CopperCo's Articles shall be amended by adding the rights and restrictions set out in Schedule B hereto;

(e) Each Rubicon Common Share (renamed as Class A Common Shares) issued and outstanding on the Effective Date (other than Dissenting Shares) will be exchanged for one New Rubicon Common Share, one Rubicon Series 1 Special Share and one Rubicon Series 2 Special Share. The PUC of the New Rubicon Common Shares, the Rubicon Series 1 Special Shares and the Series 2 Special Shares will be determined as follows:

(i) the amount of the PUC of the Rubicon Series 1 Special Shares will be equal to their par value;

(ii) the amount of the PUC of the Rubicon Series 2 Special Shares will be equal to their par value; and

(iii) the amount of the PUC of the New Rubicon Common Shares will be equal to the PUC of the Rubicon Common Shares (renamed as Class A Common Shares) minus the aggregate of the PUC of the Rubicon Series 1 and 2 Special Shares;

Each Rubicon Shareholder shall cease to be the holder of the Rubicon Common Shares (renamed as Class A Common Shares) so exchanged and shall become the holder of the number of New Rubicon Common Shares, Rubicon Series 1 Special Shares and Series 2 Special Shares issued to such Rubicon Shareholder. The name of such Rubicon Shareholder shall be removed from the central securities register for Rubicon Common Shares in respect of the Rubicon Common Shares so exchanged and shall be added to the central securities register of New Rubicon Common Shares, Rubicon Series 1 Special Shares and Series 2 Special Shares respectively, so issued to such Rubicon Shareholder;

(f) Each outstanding whole Rubicon Option will be exchanged for one whole New Rubicon Option, one sixth of a Paragon Option and a fraction of a CopperCo Option equal to the Rubicon-CopperCo Exchange Ratio. The exercise price of each of the new options received as a result of such exchange will be determined as set out in section 3.3 below;

(g) The Rubicon Common Shares (renamed as Class A Common Shares) exchanged for New Rubicon Common Shares, the Rubicon Series 1 Special Shares and the Rubicon Series 2 Special Shares shall be cancelled and the appropriate entry shall be made in Rubicon's central securities register;

(h) Each holder of Rubicon Series 1 Special Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to Paragon;

(i) Each holder of Rubicon Series 2 Special Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to CopperCo;

(j) As consideration for the Rubicon Series 1 Special Shares transferred to it, Paragon will issue to the holders of such Rubicon Series 1 Special Shares, Paragon Common Shares on the basis of one Paragon Common Share for every six whole Rubicon Series 1 Special Shares held by a respective holder. The stated capital account maintained in respect of Paragon Common Shares shall be increased by an amount equal to the PUC of the transferred Rubicon Series 1 Special Shares. In connection with such sale and transfer, each holder of Rubicon Series 1 Special Shares so sold and transferred shall cease to be the holder of the Rubicon Series 1 Special Shares so sold and transferred and shall become the holder of the number of Paragon Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Rubicon Series 1 Special Shares

in respect of the Rubicon Series 1 Special Shares so sold and transferred and shall be added to the central securities register of Paragon as the holder of the number of Paragon Common Shares so issued to such holder, and Paragon shall be and shall be deemed to be the transferee of the Rubicon Series 1 Special Shares so transferred and the name of Paragon shall be entered in the central securities register of Rubicon Series 1 Special Shares so sold and transferred to Paragon;

(k) As consideration for the Rubicon Series 2 Special Shares transferred to it, CopperCo will issue to the holders of such Rubicon Series 2 Special Shares, that number of CopperCo Common Shares obtained by multiplying the number of Rubicon Series 2 Special Shares held by a respective holder by the Rubicon-CopperCo Exchange Ratio. The stated capital account maintained in respect of CopperCo Common Shares shall be increased by an amount equal to the PUC of the transferred Rubicon Series 2 Special Shares. In connection with such sale and transfer, each holder of Rubicon Series 2 Special Shares so sold and transferred shall cease to be the holder of the Rubicon Series 2 Special Shares so sold and transferred and become the holder of the number of CopperCo Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Rubicon Series 2 Special Shares in respect of the Rubicon Series 2 Special Shares so sold and transferred and shall be added to the central securities register of CopperCo as the holder of the number of CopperCo Common Shares so issued to such holder and CopperCo shall be and shall be deemed to be the transferee of the Rubicon Series 2 Special Shares so transferred and the name of CopperCo shall be entered in the central securities register of Rubicon Series 2 Special Shares so sold and transferred to CopperCo;

(l) Rubicon will sell and transfer the Paragon Transferred Assets to Paragon in consideration for the issuance by Paragon of 100,000,000 Paragon Preferred Shares. Rubicon shall take all such actions and deliver all such documents as may be required to convey title to the Paragon Transferred Assets to Paragon;

(m) Rubicon will sell and transfer the CopperCo Transferred Assets to CopperCo in consideration for the issuance by CopperCo of 100,000,000 CopperCo Preferred Shares. Rubicon shall take all such actions and deliver all such documents as may be required to convey title to the CopperCo Transferred Assets to CopperCo;

(n) Rubicon will purchase for cancellation the Rubicon Series 1 Special Shares held by Paragon in consideration of the issuance by Rubicon of the Rubicon Paragon Note. The repurchased Rubicon Series 1 Special Shares shall be cancelled and the appropriate entry made on the central securities register for the Series 1 Special Shares;

(o) Rubicon will purchase for cancellation the Rubicon Series 2 Special Shares held by CopperCo in consideration of the issuance by Rubicon of the Rubicon CopperCo Note. The repurchased Rubicon Series 2 Special Shares shall be

cancelled and the appropriate entry made on the central securities register for the Series 2 Special Shares;

(p) The authorized share structure of Rubicon shall be amended by eliminating the unlimited number of Class A Common Shares without par value, the unlimited number of Series 1 Special Shares and the unlimited number of Series 2 Special Shares, none of which are issued. Rubicon's Articles shall be amended by deleting Article 26 of the Articles (for greater certainty, notwithstanding such deletion of Article 26, the New Rubicon Common Shares shall continue to exist immediately upon completion of the Arrangement, as evidenced by Rubicon's Notice of Articles in effect at such time);

(q) Paragon will purchase for cancellation the 100,000,000 Paragon Preferred Shares held by Rubicon in consideration for the issuance by Paragon to Rubicon of the Paragon Note having a principal amount and fair market value equal to the aggregate fair market value of the 100,000,000 Paragon Preferred Shares purchased for cancellation. The repurchased Paragon Preferred Shares shall be cancelled and the appropriate entry made on the central securities register for the Paragon Preferred Shares;

(r) The authorized share structure of Paragon shall be amended by eliminating the Paragon Preferred Shares, none of which are issued. Paragon's Articles shall be amended by deleting sections 1.1 to 1.5 of the Articles which contain the rights and restrictions attached to the Paragon Preferred Shares;

(s) CopperCo will purchase for cancellation the 100,000,000 CopperCo Preferred Shares held by Rubicon in consideration for the issuance by CopperCo to Rubicon of the CopperCo Note having a principal amount and fair market value equal to the aggregate fair market value of the 100,000,000 CopperCo Preferred Shares purchased for cancellation. The repurchased CopperCo Preferred Shares shall be cancelled and the appropriate entry made on the central securities register for the CopperCo Preferred Shares;

(t) The authorized share structure of CopperCo shall be amended by eliminating the CopperCo Preferred Shares; none of which are issued. CopperCo's Articles shall be amended by deleting sections 1.1 to 1.5 of the Articles which contain the rights and restrictions attached to the CopperCo Preferred Shares;

(u) Rubicon will pay the principal amount of the Rubicon Paragon Note by transferring to Paragon the Paragon Note which will be accepted by Paragon as full payment, satisfaction and discharge of Rubicon's obligation under the Rubicon Paragon Note and simultaneously Paragon will pay the principal amount of the Paragon Note by transferring to Rubicon the Rubicon Paragon Note which will be accepted by Rubicon as full payment, satisfaction and discharge of Paragon's obligation under the Paragon Note. The Rubicon Paragon Note and the Paragon Note will both thereupon be cancelled;

(v) Rubicon will pay the principal amount of the Rubicon CopperCo Note by transferring to CopperCo the CopperCo Note which will be accepted by CopperCo as full payment, satisfaction and discharge of Rubicon's obligation under the Rubicon CopperCo Note and simultaneously CopperCo will pay the principal amount of the CopperCo Note by transferring to Rubicon the Rubicon CopperCo Note which will be accepted by Rubicon as full payment, satisfaction and discharge of CopperCo's obligation under the CopperCo Note. The Rubicon CopperCo Note and the CopperCo Note will both thereupon be cancelled;

(w) the Paragon Flow-Through Special Warrants issued pursuant to the Paragon Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into flow-through Paragon Common Shares on the basis of one flow-though Paragon Common Share for each Paragon Flow-Through Special Warrant exercised, and the names of the holders of the Paragon Flow-Through Special Warrants shall be added to the central securities register of Paragon as the holders of the number of Paragon Common Shares issued to such holders;

(x) the Paragon Special Warrants issued pursuant to the Paragon Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into Paragon Common Shares and Paragon Warrants, on the basis of one Paragon Common Share and one Paragon Warrant for each Paragon Special Warrant exercised, and the names of the holders of the Paragon Special Warrants shall be added to the central securities register of Paragon as the holders of the number of Paragon Common Shares issued to such holders;

(y) The Africo Subscription Receipts issued pursuant to the CopperCo/Africo Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into CopperCo Common Shares and CopperCo Warrants, on the basis of one CopperCo Common Share and one-half of one CopperCo Warrant for each Africo Subscription Receipt exercised, and the names of the holders of the Africo Subscription Receipts shall be added to the central securities register of CopperCo as the holders of the number of CopperCo Common Shares issued to such holders;

(z) The Africo Compensation Option issued pursuant to the CopperCo/Africo Financing shall be automatically converted, through no further action on the part of the holder and for no additional consideration, into the CopperCo Broker Warrants;

(aa) Each holder of the Remaining Africo Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to CopperCo;

(bb) As consideration for the Remaining Africo Shares transferred to it, CopperCo will issue to the holders of such Remaining Africo Shares, CopperCo Common Shares on the basis of one CopperCo Common Share for every whole Remaining Africo

Shares held by a respective holder. The stated capital account maintained in respect of CopperCo Common Shares shall be increased to the maximum amount permitted under the ITA. In connection with such sale and transfer, each holder of Remaining Africo Shares so sold and transferred shall cease to be the holder of the Remaining Africo Shares so sold and transferred and become the holder of the number of CopperCo Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Africo Shares in respect of the Remaining Africo Shares so sold and transferred and shall be added to the central securities register of CopperCo as the holder of the number of CopperCo Common Shares so issued to such holder and CopperCo shall be and shall be deemed to be the transferee of the Remaining Africo Shares so transferred and the name of CopperCo shall be entered in the central securities register of Africo Shares so sold and transferred to CopperCo;

(cc) Each outstanding whole Africo Option will be exchanged for one whole CopperCo Option. The exercise price of each of the new CopperCo Options received on such exchange will be identical to the exercise price for the Africo Option which was exchanged for such CopperCo Option;

(dd) Each outstanding Africo Convertible Note will be exchanged for a CopperCo Convertible Note representing a principal amount which is equal to the principal amount set out in the Africo Convertible Note which is exchanged for such CopperCo Convertible Note;

(ee) The name of Africo will be changed to Africo Resources (B.C.) Ltd.; and

(ff) The name of CopperCo will be changed to Africo Resources Ltd.

3.2 Treatment of Rubicon Warrants

After the Effective Date, each whole Rubicon Warrant outstanding on the Effective Date (as well as each whole Rubicon Warrant which is issuable on exercise of the Compensation Options) will entitle the holder thereof to receive, upon exercise on or after the Effective Date, from Rubicon pursuant to the Rubicon Commitment one New Rubicon Common Share, from Paragon pursuant to the Paragon Commitment one-sixth (1/6) of a Paragon Common Share and from CopperCo pursuant to the CopperCo Commitment a fraction of a CopperCo Common Share equal to the Rubicon-CopperCo Exchange Ratio at an aggregate exercise price equal to the exercise price provided for in the certificate representing such Rubicon Warrant, subject to the terms and conditions contained in such certificate. Holders of Rubicon Warrants will not be permitted to exercise Rubicon Warrants to purchase New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares separately from each other.

Rubicon, acting as agent for Paragon and CopperCo, will distribute the net proceeds from the exercise of any Rubicon Warrants after the Effective Date such that Rubicon will receive 51.2% of the net proceeds per New Rubicon Common Share issued, Paragon will receive 5.8% of the net proceeds per Paragon Common Share issued and CopperCo will receive, on behalf of

Rubicon, 43% of the net proceeds per CopperCo Common Share issued (following which CopperCo will remit any such amount received to Rubicon). For the purposes of this section 3.2, Rubicon will not acquire any beneficial ownership in the Paragon Common Shares or the CopperCo Common Shares issued upon the exercise of the Rubicon Warrants.

From the Effective Time, certificates representing Rubicon Warrants which were outstanding on the Effective Date will represent rights to purchase the same number of New Rubicon Common Shares as represented by the certificate, a number of Paragon Common Shares which is one - sixth of the number represented by the certificate and a number of CopperCo Common Shares which is equal to the number represented by the certificate multiplied by the Rubicon-CopperCo Exchange Ratio. Rubicon, Paragon and CopperCo will not issue new warrant certificates representing such rights.

3.3 Treatment of Rubicon Options

The exercise price (the "**Adjusted Exercise Price**") of each of the New Rubicon Options, the Paragon Options and the CopperCo Options issued under the exchange at step 3.1(f) above will be determined in accordance with the following formula and rounded up to the nearest whole cent:

$$\text{Adjusted Exercise Price} = \text{Trading Price} \times \frac{\text{Original Exercise Price}}{\text{Aggregate Exchange Trading Price}}$$

With respect to any such CopperCo Options, the funds representing the exercise price shall be delivered to CopperCo, which in turn shall remit such funds to Rubicon. It shall be a condition of issuance of any such Paragon Options and CopperCo Options that, to the extent that the holder is not an employee, consultant, director or senior officer of Paragon or CopperCo, as the case may be, such options shall expire on termination of the holder's position as an employee, consultant, director or senior officer of Rubicon, according to the terms of the grant of such holder's Rubicon Options which existed prior to the Effective Date.

3.4 Unexercised Warrants and Options

Any Rubicon Warrants referred to in section 3.2 and any New Rubicon Options, Paragon Options or CopperCo Options referred to in section 3.3 which expire according to their terms without being exercised by the holders shall be exercisable by Rubicon, at Rubicon's election, for a period of 30 days following the relevant expiry date. If Rubicon exercises any such Rubicon Warrants, New Rubicon Options, Paragon Options or CopperCo Options during such 30-day period, the consideration paid by Rubicon on exercise shall be delivered, received and remitted, as the case may be, as set out in sections 3.2 and 3.3, *mutatis mutandis*.

3.5 Fees, Etc.

Rubicon agrees to pay any reasonable fee (including the fees of CopperCo's Registrar and Transfer Agent) in connection with the issuance of CopperCo Common Shares pursuant to the

exercise of the Rubicon Warrants or Rubicon Options, as the case may be, pursuant to sections 3.2 and 3.3 above.

3.6 Deemed Fully Paid and Non-Assessable Shares

All New Rubicon Common Shares, Rubicon Class A Shares, Rubicon Series 1 Special Shares, Rubicon Series 2 Special Shares, Paragon Common Shares and CopperCo Common Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA or the CBCA, as the case may be.

3.7 Arrangement Effectiveness

On the Effective Date, the Arrangement shall become finally and conclusively binding on the Shareholders and each of Rubicon, Paragon and CopperCo.

3.8 Supplementary Actions

Notwithstanding that the transaction and events set out in section 3.1 shall occur and shall be deemed to occur in the order therein set out without any act or formality, each of Rubicon, Paragon and CopperCo shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further document or evidence any of the transactions or events set out in section 3.1, including without limitation, any resolutions of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefore, any promissory notes and receipts therefore and any necessary additions to or deletions from share registers.

3.9 Share Distribution Record Date

In subsections 3.1(e), (j) and (k) above, the references to Rubicon Shareholders (including references to holders of Rubicon Series 1 and Series 2 Special Shares) shall mean the Rubicon Shareholders on the Share Distribution Record Date, subject to the provisions of Article 5.

3.10 Deemed Time for Redemption

In addition to the chronological order in which the transactions and events set out in section 3.1 shall occur and shall be deemed to occur, the time on the Effective Date for the redemption of the Rubicon Series 1 and 2 Special Shares set out in subsections 3.1(a), (n) and (o) shall occur and shall be deemed to occur immediately after the listing of the Rubicon Series 1 and 2 Special Shares on the TSX or the TSX-V, as the case may be, on the Effective Date.

3.11 Section 85 Elections

The parties shall make, and do all such further acts and things to assist in making, elections under section 85 of the ITA in connection with the transfers of the Paragon Transferred Assets and the CopperCo Transferred Assets described in subsections 3 1(l) and (m) respectively. In addition, CopperCo will offer to holders of the Remaining Africo Shares the option of making elections

under section 85 of the ITA in connection with the transfer of the Remaining Africo Shares to CopperCo in return for CopperCo Common Shares as described in sections 3.1(aa) and (bb). On acceptance of CopperCo's offer by a particular Remaining Africo Shareholder, CopperCo will do all such further acts and things to make, and assist in making, the election under section 85 of the ITA.

ARTICLE 4 - CERTIFICATES AND DOCUMENTATION

4.1 Rubicon Common Share Certificates

From and after the Effective Time, share certificates representing Rubicon Common Shares shall for all purposes be deemed to be share certificates representing New Rubicon Common Shares, and no new share certificates shall be issued with respect to the New Rubicon Common Shares issued in connection with the Arrangement.

4.2 Rubicon Special Share Certificates

Recognizing that all of the Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares issued to the Shareholders will immediately be transferred to Paragon and CopperCo in exchange for Paragon and CopperCo Common Shares, Rubicon will not issue certificates representing the Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares.

4.3 Paragon and CopperCo Preferred Share Certificates

Recognizing that all of the Paragon and CopperCo Preferred Shares issued to Rubicon will immediately be repurchased for cancellation, each of Paragon and CopperCo will not issue certificates representing their respective Paragon and CopperCo Preferred Shares.

4.4 Paragon and CopperCo Common Share Certificates

As soon as practicable after the Effective Time, Paragon and CopperCo shall cause to be issued to the registered holders of Paragon and CopperCo Common Shares at the close of business on the Share Distribution Record Date, share certificates representing in the aggregate number of the Paragon and CopperCo Common Shares to which such holders are entitled as at the Share Distribution Record Date and shall cause such certificates to be delivered or mailed to such holder in accordance with the terms hereof.

4.5 Fractional Shares, Warrants and Options

No fractional Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares will be issued and the number of Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares to which each Shareholder will be entitled shall be rounded down to the next whole number. No fractional shares warrants or options, including shares issuable or transferable upon the exercise of any Rubicon Warrants or Options after the Effective Date, will be issued, and no cash will be paid in lieu thereof, by Rubicon, Paragon or CopperCo. Any fractions resulting (including, but not limited to, fractions resulting after the application of the Rubicon-CopperCo Exchange Ratio) will be rounded down to the nearest whole number. No subscription for a fraction of a Paragon

or CopperCo Common Share will be accepted with respect to the exercise of Rubicon Warrants and Rubicon Options as set out in paragraph 3.2 and 3.3, respectively above.

4.6 Interim Period

From the Share Distribution Record Date to the Effective Date, share certificates representing Rubicon Common Shares issued and outstanding on the Share Distribution Record Date and not subject to Article 5 hereof, shall also be deemed for all purposes to represent New Rubicon Shares, Paragon Common Shares and CopperCo Common Shares issued in connection with the Arrangement.

ARTICLE 5 - RIGHTS OF DISSENT AND APPRAISAL FOR RUBICON SHAREHOLDERS

5.1 Rubicon Dissent Right

Notwithstanding section 3.1 hereof, Rubicon Shareholders may exercise rights of dissent (the "Rubicon Dissent Right") in connection with the Arrangement pursuant to the Interim Order and this Article 5.

5.2 Rubicon Notice of Dissent

A Shareholder who wishes to exercise a Rubicon Dissent Right must give written notice of dissent ("Notice of Dissent") to Rubicon by depositing such Notice of Dissent with Rubicon, or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, marked to the attention of the President, not later than 2:00 p.m. (local time) on August 3, 2006. A Rubicon Shareholder who has given a Notice of Dissent in accordance with this section 5.2 is herein referred to as a "Rubicon Dissenting Shareholder". A Rubicon Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Rubicon Shareholder, if the Rubicon Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Rubicon Shareholder's name and on whose behalf the Rubicon Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b) set out the number of Rubicon Common Shares in respect of which the Rubicon Shareholder is exercising the Rubicon Dissent Right (the "Notice Shares"), which number cannot be less than all of the Rubicon Common Shares held by the beneficial holder on whose behalf the Rubicon Dissent Right is being exercised;

(c) if the Notice Shares constitute all of the shares of which the Rubicon Dissenting Shareholder is both the registered owner and beneficial owner and the Rubicon Dissenting Shareholder owns no other shares of Rubicon as beneficial owner, a statement to that effect;

(d) if the Notice Shares constitute all of the shares of which the Rubicon Dissenting Shareholder is both the registered and beneficial owner but the Rubicon Dissenting Shareholder owns other shares of Rubicon as beneficial owner, a statement to that effect, and

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e) if dissent is being exercised by the Rubicon Dissenting Shareholder on behalf of a beneficial owner who is not the Rubicon Dissenting Shareholder, a statement to that effect, and

(i) the name and address of the beneficial owner, and

(ii) a statement that the Rubicon Dissenting Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Rubicon Dissenting Shareholder's name.

5.3 Right of Dissenting Shareholder

The giving of a Notice of Dissent does not deprive a Rubicon Shareholder of his or her right to vote at the Rubicon Meeting on the Special Resolution approving the Arrangement. A vote against the Special Resolution or the execution or exercise of a proxy with instructions to vote against the Special Resolution does not constitute a Notice of Dissent.

5.4 When Rubicon Dissent Right Not Available

A Rubicon Shareholder is not entitled to exercise a Rubicon Dissent Right with respect to any Rubicon Common Shares if a Rubicon Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Special Resolution approving the Arrangement. However, a Rubicon Shareholder may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Rubicon Dissent Right in respect of the Rubicon Common Shares of which he or she is the registered holder.

5.5 Notice to Proceed

If Rubicon intends to act on the authority of the Special Resolution approving the Arrangement, it must send a notice (the "Notice to Proceed") to the Rubicon Dissenting Shareholder promptly after the later of:

(a) the date on which Rubicon forms the intention to proceed, and

(b) the date on which the Notice of Dissent was received.

If Rubicon has acted on the authority of that Special Resolution it must promptly send a Notice to Proceed to the Rubicon Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Rubicon intends to act or has acted on the authority of the Special Resolution and advise the Rubicon Dissenting Shareholder of the manner in which dissent is to be completed under section 5.7 hereof.

5.6 Entitlement to Payment of Fair Value

On receiving a Notice to Proceed in accordance with section 5.5 hereof, the Rubicon Dissenting Shareholder is entitled to require Rubicon to purchase all of the Rubicon Common Shares in respect of which the Notice of Dissent was given.

5.7 Demand for Payment of Fair Value

A Rubicon Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Rubicon Common Shares to Rubicon and must send to Rubicon within one month after the date of the Notice to Proceed:

(a) a written statement that the Rubicon Dissenting Shareholder requires Rubicon to purchase all of the Notice Shares;

(b) the certificates representing the Notice Shares, and

(c) if dissent is being exercised by the Rubicon Shareholder on behalf of a beneficial owner who is not the Rubicon Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Rubicon and if so, setting out:

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares, whereupon Rubicon is bound to purchase them in accordance with the Notice of Dissent.

5.8 Payment for Notice Shares

Rubicon and the Rubicon Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Rubicon must either promptly pay that amount to the Rubicon Dissenting Shareholder or send a notice to the Rubicon Dissenting Shareholder that Rubicon is unable lawfully to pay Rubicon Dissenting Shareholders for their share as Rubicon is insolvent or if the payment would render Rubicon insolvent.

5.9 Application to Court to Fix Payout Value

If Rubicon and the Rubicon Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Rubicon Dissenting Shareholder or Rubicon may apply to the court and the court may:

(a) determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b) join in the application each Rubicon Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Rubicon Dissenting Shareholder or send a notice to the Rubicon Dissenting Shareholder that Rubicon is unable lawfully to pay Rubicon Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent If the Rubicon Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Rubicon Dissenting Shareholders for their shares the Rubicon Dissenting Shareholder may within 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Rubicon Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.

5.10 Deemed Notice

Any notice required to be given by Rubicon or a Rubicon Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

5.11 Consequences of Exercising Rubicon Dissent Rights

A Rubicon Shareholder who:

(a) properly exercises the Rubicon Dissent Right by complying with all of the procedures (the "Dissent Procedures") required to be complied with by a Rubicon Dissenting Shareholder, will:

(i) be bound by the provisions of this Article 5;

(ii) be deemed not to have participated in the Arrangement; and

(iii) cease to have any rights as a Shareholder other than the right to be paid the payout value of the Notice Shares by Rubicon in accordance with the Dissent Procedures and is deemed to have disposed of his shares immediately prior to the Effective Date; or

(b) seeks to exercise the Rubicon Dissent Right, but:

(i) who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by a Rubicon Dissenting Shareholder, or

(ii) subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares based upon the number of Rubicon Common Shares of which such Dissenting Shareholder is the registered holder. Rubicon may in its sole discretion waive any non-compliance by a shareholder with any of the provisions of this Article 5 in order to give effect to a shareholder's Rubicon Dissent Rights.

5.12 Abandonment of Dissent

A Rubicon Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of Rubicon A Rubicon Dissenting Shareholder may, with the written consent of Rubicon, at any time prior to the payment to the Rubicon Dissenting Shareholder of the full amount of money to which the Rubicon Dissenting shareholder is entitled under this Article 5, abandon such Rubicon Dissenting Shareholder's dissent to the Arrangement by giving written notice to Rubicon withdrawing the Notice of Dissent by depositing such notice with Rubicon or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 Pender Street, Vancouver, British Columbia, V6C 2V6, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive such number of New Rubicon, Paragon and CopperCo Common Shares to which he or she is entitled.

5.13 Reservation of New Rubicon, Paragon and CopperCo Common Shares

If a Rubicon Shareholder exercises the Rubicon Dissent Right, Rubicon shall on the Effective Date set aside and not distribute that portion of the New Rubicon, Paragon and CopperCo Common Shares which is attributable to the Rubicon Common Shares for which Dissent Rights have been exercised. If a Rubicon Shareholder exercises the Rubicon Dissent Right, but, as set out in subsection 5.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Rubicon shall distribute to such Shareholder his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares. If a Rubicon Shareholder duly complies with the Dissent

Procedures as set out in subsection 5 11(a), then Rubicon shall retain the portion of the New Rubicon, Paragon and CopperCo Common Shares attributable to such Rubicon Shareholder (the "Non-Distributed New Rubicon, Paragon and CopperCo Shares"), and the Non-Distributed New Rubicon, Paragon and CopperCo Shares will be dealt with as determined by the Board of Directors of Rubicon in its discretion.

ARTICLE 6 - RIGHTS OF DISSENT AND APPRAISAL FOR AFRICO SHAREHOLDERS

6.1 Africo Dissent Right

Notwithstanding section 3.1 hereof, Africo Shareholders may exercise rights of dissent (the "Africo Dissent Right") in connection with the Arrangement pursuant to the Interim Order and this Article 6.

6.2 Africo Notice of Dissent

A Shareholder who wishes to exercise an Africo Dissent Right must give written notice of dissent ("Notice of Dissent") to Africo by depositing such Notice of Dissent with Africo, or mailing it to Africo by registered mail, at its registered office at 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, marked to the attention of the President, not later than 5:00 p.m. (local time), August 8, 2006. An Africo Shareholder who has given a Notice of Dissent in accordance with this section 6.2 is herein referred to as an "Africo Dissenting Shareholder". An Africo Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Africo Shareholder, if the Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Africo Shareholder's name and on whose behalf the Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b) set out the number of Africo Common Shares in respect of which the Africo Shareholder is exercising the Africo Dissent Right (the "Notice Shares"), which number cannot be less than all of the Africo Common Shares held by the beneficial holder on whose behalf the Africo Dissent Right is being exercised;

(c) if the Notice Shares constitute all of the shares of which the Africo Dissenting Shareholder is both the registered owner and beneficial owner and the Africo Dissenting Shareholder owns no other shares of Rubicon as beneficial owner, a statement to that effect;

(d) if the Notice Shares constitute all of the shares of which the Africo Dissenting Shareholder is both the registered and beneficial owner but the Africo Dissenting Shareholder owns other shares of Rubicon as beneficial owner, a statement to that effect, and

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e) if dissent is being exercised by the Africo Dissenting Shareholder on behalf of a beneficial owner who is not the Africo Dissenting Shareholder, a statement to that effect, and

(i) the name and address of the beneficial owner, and

(ii) a statement that the Dissenting Africo Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Dissenting Africo Shareholder's name.

6.3 Right of Dissenting Shareholder

The giving of a Notice of Dissent does not deprive an Africo Shareholder of his or her right to vote at the Africo Meeting on the Special Resolution approving the Arrangement. A vote against the Special Resolution or the execution or exercise of a proxy with instructions to vote against the Special Resolution does not constitute a Notice of Dissent.

6.4 When Africo Dissent Right Not Available

An Africo Shareholder is not entitled to exercise an Africo Dissent Right with respect to any Africo Common Shares if an Africo Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Special Resolution approving the Arrangement. However, an Africo Shareholder may vote as a proxy for an Africo Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Africo Dissent Right in respect of the Africo Common Shares of which he or she is the registered holder.

6.5 Notice to Proceed

If Africo intends to act on the authority of the Special Resolution approving the Arrangement, it must send a notice (the "Notice to Proceed") to the Africo Dissenting Shareholder promptly after the later of:

(a) the date on which Africo forms the intention to proceed, and

(b) the date on which the Notice of Dissent was received.

If Africo has acted on the authority of that Special Resolution it must promptly send a Notice to Proceed to the Africo Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Africo intends to act or has acted on the authority

of the Special Resolution and advise the Dissenting Shareholder of the manner in which dissent is to be completed under section 6.7 hereof.

6.6 Entitlement to Payment of Fair Value

On receiving a Notice to Proceed in accordance with section 6.5 hereof, the Africo Dissenting Shareholder is entitled to require Africo to purchase all of the Africo Common Shares in respect of which the Notice of Dissent was given.

6.7 Demand for Payment of Fair Value

An Africo Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Africo Common Shares to Africo and must send to Africo within one month after the date of the Notice to Proceed:

(a) a written statement that the Africo Dissenting Shareholder requires Africo to purchase all of the Notice Shares;

(b) the certificates representing the Notice Shares, and

(c) if dissent is being exercised by the Africo Shareholder on behalf of a beneficial owner who is not the Africo Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Africo and if so, setting out:

  (i) the names of the registered owners of those other shares,

  (ii) the number of those other shares that are held by each of those registered owners, and

  (iii) that dissent is being exercised in respect of all of those other shares, whereupon Africo is bound to purchase them in accordance with the Notice of Dissent.

6.8 Payment for Notice Shares

Africo and the Africo Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Africo must either promptly pay that amount to the Africo Dissenting Shareholder or send a notice to the Africo Dissenting Shareholder that Africo is unable lawfully to pay Africo Dissenting Shareholders for their share as Africo is insolvent or if the payment would render Africo insolvent.

6.9 Application to Court to Fix Payout Value

If Africo and the Africo Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Africo Dissenting Shareholder or Africo may apply to the court and the court may:

(a) determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b) join in the application each Africo Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Africo Dissenting Shareholder or send a notice to the Africo Dissenting Shareholder that Rubicon is unable lawfully to pay Africo Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent. If the Africo Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Africo Dissenting Shareholders for their shares the Africo Dissenting Shareholder may within 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.

6.10 Deemed Notice

Any notice required to be given by Rubicon or an Africo Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

6.11 Consequences of Exercising Africo Dissent Rights

An Africo Shareholder who:

(a) properly exercises the Africo Dissent Right by complying with all of the procedures (the "Dissent Procedures") required to be complied with by an Africo Dissenting Shareholder, will:

  (i) be bound by the provisions of this Article 6;

  (ii) be deemed not to have participated in the Arrangement; and

  (iii) cease to have any rights as a Shareholder other than the right to be paid the payout value of the Notice Shares by Africo in accordance with the Dissent Procedures and is deemed to have disposed of his shares immediately prior to the Effective Date; or

(b) seeks to exercise the Africo Dissent Right, but:

(i) who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by an Africo Dissenting Shareholder, or

(ii) subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the CopperCo Common Shares based upon the number of Africo Common Shares of which such Dissenting Shareholder is the registered holder. Africo may in its sole discretion waive any non-compliance by a shareholder with any of the provisions of this Article 6 in order to give effect to a shareholder's Africo Dissent Rights.

6.12 Abandonment of Dissent

An Africo Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of Africo. An Africo Dissenting Shareholder may, with the written consent of Africo, at any time prior to the payment to the Africo Dissenting Shareholder of the full amount of money to which the Dissenting shareholder is entitled under this Article 6, abandon such Africo Dissenting Shareholder's dissent to the Arrangement by giving written notice to Africo withdrawing the Notice of Dissent by depositing such notice with Africo or mailing it to Africo by registered mail, at its registered office at 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting shareholder and will receive such number of CopperCo Common Shares to which he or she is entitled.

6.13 Reservation of CopperCo Common Shares

If an Africo Shareholder exercises the Dissent Right, Africo shall on the Effective Date set aside and not distribute that portion of the CopperCo Common Shares which is attributable to the Africo Common Shares for which Dissent Rights have been exercised. If an Africo Shareholder exercises the Dissent Right, but, as set out in subsection 6.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Africo shall distribute to such Africo Shareholder his or her pro rata portion of the CopperCo Common Shares. If an Africo Shareholder duly complies with the Dissent Procedures as set out in subsection 6.11(a), then Africo shall retain the portion of the CopperCo Common Shares attributable to such Africo Shareholder (the "Non-Distributed CopperCo Shares"), and the Non-Distributed CopperCo Shares will be dealt with as determined by the Board of Directors of Africo in its discretion.

SCHEDULE A
TO PLAN OF ARRANGEMENT BEING APPENDIX I
TO THE ARRANGEMENT AGREEMENT

MADE AS OF THE 6th DAY OF JULY, 2006, AMENDED AND RESTATED AS OF THE 8TH DAY OF AUGUST, 2006 AND FURTHER AMENDED AND RESTATED AS OF THE 29TH DAY OF SEPTEMBER, 2006 AND THE 22ND DAY OF NOVEMBER, 2006
AMONG
RUBICON MINERALS CORPORATION,
PARAGON MINERALS CORPORATION,
COPPERCO RESOURCE CORP.
AND AFRICO RESOURCES LTD.
(Paragraph 3.1 (a) Plan of Arrangement)

ARTICLE 26 - SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE NEW RUBICON COMMON SHARES, RUBICON CLASS A COMMON SHARES, SERIES 1 SPECIAL SHARES AND SERIES 2 SPECIAL SHARES

26.1 Special Rights and Restrictions Attaching to the Common Shares

The common shares (the "Common Shares") shall have attached thereto the following special rights and restrictions:

26.1.1 Voting

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.1.2 Dividends

Subject to the prior rights of the holders of any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of moneys property applicable to the payment of dividends, in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

26.1.3 Liquidation, Dissolution or Winding-Up

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

26.2 Special Rights and Restrictions Attaching to the Class A Common Shares

The class A common shares (the "Class A Shares") shall have attached thereto the following special rights and restrictions:

26.2.1 Voting

The holders of the Class A Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Class A Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.2.2 Dividends

Subject to the prior rights of any other shares ranking senior to the Class A Shares with respect to priority in the payment of dividends, the holders of Class A Shares shall before dividends are paid on the Common Shares be entitled to receive dividends in the aggregate amount of one hundred dollars ($100.00) and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of monies property applicable to the payment of dividends, and after such dividends have been paid, the holders of the Class A Shares shall be entitled to receive dividends in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Class A Shares shall be declared and paid in equal amounts per share on all Class A Shares at the time outstanding.

26.2.3 Liquidation, Dissolution or Winding-Up

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of any other shares ranking senior to the Class A Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Class A Shares shall be entitled to receive the remaining property and assets of the Company

26.3 Special Rights and Restrictions Attaching to the Series 1 Special Shares

The series 1 special shares (the "Series 1 Special Shares") with a par value equal to the net book value of certain assets transferred by the Company to Paragon Minerals Corporation shall have attached thereto the following special rights and restrictions:

26.3.1 Voting

The holders of Series 1 Special Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Series 1 Special Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.3.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Series 1 Special Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors, and to receive on an equal basis share for share with the holders of the Common Shares and the Series 2 Special Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Series 1 Special Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Series 1 Special Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Series 1 Special Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

26.3.3 Redemption

(a) The Company may, subject to the requirements of the *Business Corporations Act* (British Columbia), upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Series 1 Special Shares by payment in cash, promissory note or

property of $0.09373715 for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the assets to be transferred by the Company to Paragon Minerals Corporation under the Plan of Arrangement divided by the number of Series 1 Special Shares issued by the Company under the Plan of Arrangement; plus

(ii) all declared and unpaid non-cumulative cash dividends thereon.

(b) In the case of redemption of Series 1 Special Shares under the provisions of sub-clause 26.3.3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Series 1 Special Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Series 1 Special Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series 1 Special Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Series 1 Special Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Series 1 Special Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Series 1 Special Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Series 1 Special Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada or by promissory note. If less than all of the Series 1 Special Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Series 1 Special Shares represented by the original certificate which are not redeemed From and after the date specified for redemption in any such notice the holders of the Series 1 Special Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected. The Company shall

have the right at any time after the mailing of notice of its intention to redeem any Series 1 Special Shares to deposit the Redemption Amount of the shares, either in cash or promissory note, so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series 1 Special Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 1 Special Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Series 1 Special Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

26.3.4 Retraction

Any holder of Series 1 Special Shares shall be entitled to require the Company to redeem, subject to the requirements of the *Business Corporations Act* (British Columbia), at any time or times all or any of the Series 1 Special Shares registered in the name of such holder on the books of the Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Series 1 Special Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Series 1 Special Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder desires to have the Company redeem such Series 1 Special Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the Series 1 Special Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Series 1 Special Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a promissory note or a cheque payable at par at any branch of the Company's bankers for the time being in Canada. If less than all of the Series 1 Special Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Series 1 Special Shares represented by the original certificate or certificates which are not redeemed The said Series 1 Special Shares shall be

redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 1 Special Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Series 1 Special Shares shall remain unaffected.

26.3.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Series 1 Special Shares shall rank *pari passu* with the Series 2 Special Shares and Common Shares of the Company.

26.3.6 Amount Specified

For the purposes of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Series 1 Special Share is $0.09373715.

26.4 Special Rights and Restrictions Attaching to the Series 2 Special Shares

The series 2 special shares (the "Series 2 Special Shares") with a par value equal to the net book value of certain assets transferred by the Company to CopperCo Resource Corp. shall have attached thereto the following special rights and restrictions:

26.4.1 Voting

The holders of Series 2 Special Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Series 2 Special Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.4.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Series 2 Special Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors, and to receive on an equal basis share for share with the holders of the Common Shares and the Series 1 Special Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Series 2 Special Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Series 2 Special Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not)

value the Series 2 Special Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

26.4.3 **Redemption**

(a) The Company may, subject to the requirements of the *Business Corporations Act* (British Columbia), upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Series 2 Special Shares by payment in cash, promissory note or property of $0.40343956 for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the assets to be transferred by the Company to CopperCo Resource Corp. under the Plan of Arrangement divided by the number of Series 2 Special Shares issued by the Company under the Plan of Arrangement; plus

(ii) all declared and unpaid non-cumulative cash dividends thereon.

(b) In the case of redemption of Series 2 Special Shares under the provisions of sub-clause 26.4.3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Series 2 Special Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Series 2 Special Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series 2 Special Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Series 2 Special Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Series 2 Special

Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Series 2 Special Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Series 2 Special Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada or by promissory note. If less than all of the Series 2 Special Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Series 2 Special Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption in any such notice the holders of the Series 2 Special Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected. The Company shall have the right at any time after the mailing of notice of its intention to redeem any Series 2 Special Shares to deposit the Redemption Amount of the shares, either in cash or promissory note, so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series 2 Special Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 2 Special Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Series 2 Special Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

26.4.4 Retraction

Any holder of Series 2 Special Shares shall be entitled to require the Company to redeem, subject to the requirements of the *Business Corporations Act* (British Columbia), at any time or times all or any of the Series 2 Special Shares registered in the name of such holder on the books of the

Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Series 2 Special Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Series 2 Special Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder desires to have the Company redeem such Series 2 Special Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the Series 2 Special Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Series 2 Special Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a promissory note or a cheque payable at par at any branch of the Company's bankers for the time being in Canada. If less than all of the Series 2 Special Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Series 2 Special Shares represented by the original certificate or certificates which are not redeemed. The said Series 2 Special Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 2 Special Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Series 2 Special Shares shall remain unaffected.

26.4.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Series 2 Special Shares shall rank *pari passu* with the Series 1 Special Shares and the Common Shares of the Company.

26.4.6 Amount Specified

For the purposes of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Series 2 Special Share is $0.40343956.

SCHEDULE B TO PLAN OF ARRANGEMENT BEING APPENDIX I TO THE ARRANGEMENT AGREEMENT MADE AS OF THE 6TH DAY OF JULY, 2006, AMENDED AND RESTATED AS OF THE 8TH DAY OF AUGUST, 2006 AND FURTHER AMENDED AND RESTATED AS OF THE 29TH DAY OF SEPTEMBER, 2006, AND THE 22ND DAY OF NOVEMBER, 2006 AMONG RUBICON MINERALS CORPORATION, PARAGON MINERALS CORPORATION, COPPERCO RESOURCE CORP. AND AFRICO RESOURCES LTD.
(Paragraphs 3.1 (c) and (d) of Plan of Arrangement)

PROVISIONS ATTACHING TO THE SPECIAL PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Special Preferred Shares are as follows:

1.1 Voting

The holders of the Special Preferred Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Special Preferred Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

1.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Special Preferred Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors and to receive on an equal basis share for share with the holders of the Common Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Special Preferred Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Special Preferred Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Special Preferred Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

1.3 **Redemption**

(a) The Company may, subject to the requirements of the *Canada Business Corporations Act*, upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Special Preferred Shares by payment in cash, promissory note or property of [$0.30988404 in the case of CopperCo Resource Corp.; $0.072 in the case of Paragon Minerals Corporation] for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the property first received by the Company in consideration for issuing the Special Preferred Shares; plus

(ii) all declared and unpaid non-cumulative cash dividends thereon, divided by the number of Special Preferred Shares first issued for such property.

(b) In the case of redemption of Special Preferred Shares under the provisions of sub-clause 3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Special Preferred Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Special Preferred Shares to be redeemed a notice in writing of the intention of the Company to redeem such Special Preferred Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Special Preferred Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Special Preferred Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Special Preferred Shares to be redeemed the Redemption Amount thereof on

presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Special Preferred Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada. If less than all of the Special Preferred Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Special Preferred Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption in any such notice the holders of the Special Preferred Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected, the Company shall have the right at any time after the mailing of notice of its intention to redeem any Special Preferred Shares to deposit the Redemption Amount of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Special Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Special Preferred Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Special Preferred Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

1.4 Retraction

Any holder of Special Preferred Shares shall be entitled to require the Company to redeem, subject to the requirements of the *Canada Business Corporations Act*, at any time or times all or any of the Special Preferred Shares registered in the name of such holder on the books of the Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Special Preferred Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Special Preferred Shares represented by such certificate or certificates

redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder desires to have the Company redeem such Special Preferred Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the special Preferred Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Special Preferred Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a cheque payable at par at any branch of the Company's bankers for the time being in Canada. If less than all of the Special Preferred Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Special Preferred Shares represented by the original certificate or certificates which are not redeemed. The said Special Preferred Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Special Preferred Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Special Preferred Shares shall remain unaffected.

1.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Special Preferred Shares shall rank ahead of and in priority to the Common Shares of the Company.

1.6 Amount Specified

For the purpose of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Special Preferred Share is [$0.30988404 in the case of CopperCo Resource Corp.; $0.072 in the case of Paragon Minerals Corporation].



GOVERNMENT OF
NEWFOUNDLAND AND LABRADOR
Department of Government Services

THE CORPORATIONS ACT
FORM 5

CERTIFICATE OF AMENDMENT

(Section 451)

Corporation Name: **PARAGON MINERALS CORPORATION**
Corporation Number: **54360**
Date of Amendment: **January 9, 2007**

I certify, as per the attached Articles of Amendment, that the Articles of Incorporation for this Corporation have been amended under the Corporations Act of Newfoundland and Labrador.

Douglas Laing

REGISTRAR OF COMPANIES
For Province of Newfoundland and Labrador
January 15, 2007



PARAGON MINERALS CORPORATION

Interim Financial Statements

First Quarter Ended December 31, 2006

(Unaudited)

The Company's auditor has not performed a review
of these Interim Financial Statements



RECEIVED
2007 JUL 13 P 2: 21

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

PARAGON MINERALS CORPORATION

Balance Sheet

(Stated in Canadian Dollars)

	December 31 Unaudited 2006	September 30 Audited 2006
Assets		
Current assets		
Cash and cash equivalents	$ 2,693,570	$ 5,722
Temporary investments (note 5)	1,225,835	-
Amounts receivable	157,753	-
Prepaid expenses	21,000	-
	4,098,158	5,722
Equipment (note 6)	18,892	-
Mineral property costs (note 7)	7,462,871	-
	$ 11,579,921	$ 5,722
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 378,026	$ 130,000
Shareholders' equity		
Share capital (note 8)	11,300,457	-
Contributed surplus (note 8(b))	232,187	-
Deficit	(330,749)	(124,278)
	11,201,895	(124,278)
	$ 11,579,921	$ 5,722

See accompanying notes to the financial statements

Continuance of operations (note 1)

Subsequent events (note 11)

Approved by the Board of Directors:

"Michael Vande Guchte"	*"David Adamson"*
Michael Vande Guchte Director	David Adamson Director

PARAGON MINERALS CORPORATION

Statement of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended December 31 2006
Expenses	
Amortization	$ 701
General mineral exploration	2,141
Investor relations	8,041
Office	397
Plan of arrangement costs	25,000
Professional fees	7,551
Rent	2,232
Salaries	22,777
Stock-based compensation (note 8(b))	135,181
Telephone	80
Transfer agent and regulatory filing fees	7,000
Travel and accommodation	1,124
Loss before other items	(212,225)
Interest and miscellaneous income	5,754
Net loss for the period	(206,471)
Deficit, beginning of the period	(124,278)
Deficit, end of the period	$ (330,749)
Basic and diluted loss per common share	$ (0.05)
Weighted average number of common shares outstanding	4,273,235

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION
Statement of Cash Flows
(Stated in Canadian Dollars)

	For the 3 months ended December 31 2006
Cash Provided by (Used for):	
Operating Activities	
Net loss for the period	$ (206,471)
Adjustment for items which do not involve cash:	
Amortization	701
Stock-based compensation (note 8(b))	135,181
	(70,589)
Changes in non-cash working capital components:	
Temporary investments	(1,225,835)
Amounts receivable	(157,753)
Prepaid expenses	(21,000)
Accounts payable and accrued liabilities (operating)	154,142
	(1,321,035)
Investing Activities*	
Mineral property costs	(90,404)
Purchase of equipment	(3,641)
	(94,045)
Financing Activities*	
Common shares issued for cash	4,044,801
Recovery of property costs incurred	52,701
Management and administration fees received	5,426
	4,102,928
Net cash provided during the period	2,687,848
Cash and cash equivalents, beginning of the period	5,722
Cash and cash equivalents, end of the period	$ 2,693,570
During the period, the Company paid the following:	
Interest	$ 107

***Supplemental Disclosure of Non-Cash Investing and Financing Activities** – Refer to note 10.

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION
Interim Statement of Mineral Properties
Unaudited
(Stated in Canadian Dollars)

	Balance September 30 2006	Acquisition and Exploration during the period	Balance December 31 2006
GOLD PROPERTIES			
JBP Linear			
Plan of Arrangement Acquisition Costs [1]	-	$ 1,625,276	$ 1,625,276
Exploration costs			
Geological and geochemical	-	1,040	1,040
Drilling	-	30,623	30,623
Stock based compensation	-	21,341	21,341
	-	1,678,280	1,678,280
Golden Promise			
Plan of Arrangement Acquisition Costs [1]	-	374,829	374,829
Exploration costs			
Geological and geochemical	-	291	291
Drilling	-	40,590	40,590
Travel and accommodation	-	247	247
Stock based compensation	-	30,072	30,072
	-	446,029	446,029
Recoveries	-	(39,817)	(39,817)
Administration fees	-	(4,536)	(4,536)
	-	401,676	401,676
Other Gold Properties			
Plan of Arrangement Acquisition Costs [1]	-	3,558,620	3,558,620
Exploration costs			
Geological and geochemical	-	6,556	6,556
Drilling	-	13,103	13,103
Geophysical	-	530	530
Other	-	2,375	2,375
Stock based compensation	-	19,401	19,401
	-	3,600,585	3,600,585
Recoveries	-	(2,930)	(2,930)
Administration fees	-	(293)	(293)
	-	3,597,362	3,597,362

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Interim Statement of Mineral Properties
Unaudited
(Stated in Canadian Dollars)

	Balance September 30 2006	Acquisition and Exploration during the period	Balance December 31 2006
BASE METALS PROPERTIES			
Lake Douglas			
Plan of Arrangement Acquisition Costs [1]	-	267,720	267,720
Exploration costs		-	-
Geological and geochemical	-	2,485	2,485
Drilling	-	1,175	1,175
Stock based compensation	-	26,191	26,191
	-	297,571	297,571
Other Base Metal Properties			
Plan of Arrangement Acquisition Costs [1]	-	1,453,259	1,453,259
Exploration costs			
Geological and geochemical	-	5,040	5,040
Drilling	-	40,232	40,232
	-	1,498,531	1,498,531
Recoveries	-	(9,952)	(9,952)
Administration fees	-	(597)	(597)
	-	1,487,982	1,487,982
Total Mineral Property Costs	-	7,462,871	7,462,871

1. *Properties acquired pursuant to the Rubicon Plan of Arrangement were valued at their carrying amounts on Rubicon's books, which included historical acquisition and exploration expenditures.*
2. *Recoveries represent exploration costs funded by property optionees.*

See accompanying notes to the financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in Canada under the Canada Business Corporations Act on July 4, 2006 with no issued share capital and is in the business of acquiring and exploring mineral property interests in Canada. The Company was incorporated to be the recipient of the Newfoundland portfolio of mineral exploration properties previously owned by Rubicon Minerals Corporation ("Rubicon") as part of Rubicon's re-organization under a Plan of Arrangement. The Plan of Arrangement became effective on December 8, 2006.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its Canadian properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the development stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $330,749 at December 31, 2006. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These Interim financial statements have been prepared by management in accordance with generally accepted accounting principles ("GAAP") in Canada and follow the same accounting principles and method of computation as the financial statements for the fiscal year ended September 30, 2006. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the financial statements and the accompanying notes for the year ended September 30, 2006. Summarized below are those policies considered particularly significant to the Company.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

Mineral Property Costs

The Company records its interest in mineral properties at cost. Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company's management reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.

Financial Instruments and Financial Risk

The Company's financial instruments consists of temporary investments, amounts receivable, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares or the date of share issuance. Shares issued as property option payments are valued at their fair market value on the date of issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

The Company follows the Standards of the Canadian Institute of Chartered Accountants ("CICA") in connection with accounting for stock option-based compensation. The standard requires that all stock option-based awards made to consultants and employees be recognized in these financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital and the related contributed surplus, originally recognized when the options were granted, is transferred to share capital.

Income Taxes

The Company accounts for the tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

(Stated in Canadian Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Flow-through Shares

The Company has adopted the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders' equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

3. CHANGES IN ACCOUNTING POLICIES

Comprehensive Income

Effective October 1, 2006, the Company adopted new CICA handbook Section 1530, which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Financial Instruments

Effective October 1, 2006, the Company adopted new CICA handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented. No retroactive application of this standard is required.

4. Plan of Arrangement

Pursuant to the Rubicon Plan of Arrangement, the Company received all of the Newfoundland mineral properties and Newfoundland office equipment of Rubicon in exchange for 12,801,738 common shares of the Company and the obligation to issue shares upon the exercise of restated stock options and warrants. These options and warrants represent the portion of the value of Rubicon options and warrants outstanding at the completion of the plan of arrangement attributable to the spun-out Newfoundland assets.

As no substantial change of ownership occurred on the asset transfer to the Company, the exchange was recorded at its net book value, as recorded on the books of Rubicon, as follows:

	$
Assets Received	
Newfoundland mineral properties	6,979,704
Newfoundland office equipment	15,952
Shares Issued	
Shares issued - 12,801,738 common shares	6,995,656

(Stated in Canadian Dollars)

4. Plan of Arrangement *(continued)*

Arrangement Options and Warrants

(a) The Company granted 633,111 stock options to the holders of Rubicon stock options at the exercise price of $0.38 to $0.96 as required by the Plan of Arrangement.

(b) The Company accepted the obligation to issue a total of up to 525,453 shares upon the future exercise of Rubicon warrants outstanding at the completion of the Plan of Arrangement. The Company will receive $0.24 to $0.48 per Paragon share issued as stipulated by the Plan of Arrangement.

5. TEMPORARY INVESTMENTS

Temporary investments consist of a money market instrument maturing June 14, 2007 with carrying value and market value of $1,225,838.

6. EQUIPMENT

The Company's Equipment at the end of the period is summarized as follows:

			December 31, 2006	September 30, 2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and office equipment	$ 2,686	$ (67)	$ 2,619	$ -
Computer equipment	16,907	(634)	16,273	-
	$ 19,593	$ (701)	$ 18,892	$ -

7. MINERAL PROPERTIES

The following Newfoundland properties were acquired during the 3 months ended December 31, 2006, including those acquired pursuant to the Rubicon Plan of Arrangement.

GOLD PROPERTIES

JBP Linear Property

Pursuant to the Plan of Arrangement, the Company acquired a 100% interest in the JBP Linear Property, subject to advance royalties of $15,000 per year commencing in 2007 and up to 3% Net Smelter Return (NSR) royalties.

Golden Promise Property

Pursuant to the Plan of Arrangement, the Company acquired a 100% interest in the Golden Promise Property subject to a final option payment of $15,000 in 2007, advance royalties of $20,000 per year commencing in 2007 and up to 2% Net Smelter Return (NSR) royalties.

(Stated in Canadian Dollars)

7. **Mineral Properties** *(continued)*

The Company has granted an option to acquire an interest in the Golden Promise Property as follows:

Crosshair Exploration & Mining Ltd – Golden Promise Property Option

The property is subject to an option granted to Crosshair Exploration & Mining Ltd ("Crosshair") on May 1, 2006. Under the terms of the agreement, Crosshair must spend $4.0 million over four years, including $750,000 firm in the first year, make share payments totaling 80,000 shares including 80,000 shares firm in the first year and make underlying property payments, to earn a 60% interest in the project.

Other Gold Properties

Pursuant to the Plan of Arrangement, the Company acquired a portfolio of 13 other gold properties. The Company holds a 100% interest in all these other gold properties, with the exception of the Appleton Linear property where the Company can earn a 100% interest, by making cash and share payments. All other gold properties are subject to varying NSR Royalties of up to 3%, of which up to 50% can be re-purchased by the Company.

Outstanding option payments on optioned properties include:

Appleton Linear property
The Company holds the option to earn 100% interest in 3 properties (Golden Bullet, Appleton, Bowater and Linear, collectively the Appleton Linear property) by making $340,000 ($20,000 paid) in cash option payments and 180,000 (60,000 paid). Advance royalties of $25,000 per year commence on the Golden Bullet property in 2007.

The Company has granted options to acquire interests in its Other Gold Properties as follows:

Meridian Gold Corp. Huxter Lane Option Agreement

Meridian Gold Inc. holds an option to acquire up to a 55% interest in the Company's Huxter Lane Gold Property. Under the terms of the agreement, Meridian can earn a 55% interest in the property by spending $1,000,000 over a period of three years and making underlying cash payments to the vendor. Meridian may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision.

Advanced royalties of $10,000 per year begin in May, 2007

Crosshair Exploration & Mining Ltd. – South Golden Promise gold property (Victoria Lake Option Agreement)

Crosshair holds an option to acquire a 60% interest in four of the Company's gold and base metal properties including South Golden Promise, Barren Lake property, Victoria Lake property and Victoria Lake 10188M property. Under the terms of the agreement, Crosshair must spend $1.75 million over a four-year period and issue a total of 400,000 shares (400,000 paid to Rubicon).

(Stated in Canadian Dollars)

7. **Mineral Properties** *(continued)*

BASE METAL PROPERTIES

Lake Douglas Property

Pursuant to the Plan of Arrangement, the Company acquired an option to earn a 100% interest in the Lake Douglas property, pursuant two agreements, by issuing 450,000 common shares and paying $500,000 in cash over 5 years according to the following schedule (all in addition to previous payments made by Rubicon pursuant to the option agreement):

Share option payments: 450,000 shares by January, 2011 (50,000 shares issued)
Cash option payments: $500,000 shares by January, 2011 ($50,000 paid)

The property is subject to a 2% Net Smelter Return (NSR) royalty, of which Paragon may purchase 1% for $1,000,000 and a right of first refusal on the remaining 1% NSR

Other Base Metal Properties

Pursuant to the Plan of Arrangement, the Company acquired a portfolio of 8 other base metal properties with interests of 51% (Seal Bay, West Cleary), the option to earn a 100% interest in the Victoria Lake 10188M property and 100% interest in the remaining properties. The properties are subject to NSR royalties of up to 2.5%

Included in this group is the Seal Bay property, in which the Company holds a 51% interest to be formalized as a joint venture with Xstrata (formerly Falconbridge).

Included in this group is the West Cleary property, in which the company holds a 51% interest to be formalized as a joint venture with Xstrata (formerly Falconbridge).

Included in this group is the Pt. Leamington property, for which the Company may purchase a 0.5% NSR for $500,000.

Outstanding option payments on optioned properties include:

South Tally Pond Property Option Agreement

a) Issue 250,000 shares on December 15, 2006, the option effective date (issued);
b) Issue 250,000 shares on December 15, 2007;
c) Issue 500,000 shares on the earlier of December 15, 2014 or the completion of a bankable feasibility study;
d) Fund certain exploration expenditures of $30,951 incurred by the optionor, prior to the option effective date (paid).

Victoria Lake 10188M Option

A final, cash option payment of $67,500 is due the vendors of the property in 2007. The property is under option to Crosshair under the Victoria Lake Option Agreement, whereby Crosshair makes the underlying property option payments.

(Stated in Canadian Dollars)

7. Mineral Properties *(continued)*

The Company has granted options to acquire interests in its Other Base Metal Properties as follows:

Crosshair Exploration & Mining Ltd – Barren Lake, Victoria Lake and Victoria Lake 10188M properties (Victoria Lake Option Agreement)

Crosshair holds an option to acquire a 60% interest in four of the Company's gold and base metal properties including South Golden Promise, Barren Lake property, Victoria Lake property and Victoria Lake 10188M property. Under the terms of the agreement, Crosshair must spend $1.75 million over a four-year period and issue a total of 400,000 shares (400,000 paid to Rubicon). On June 6 2006, the Victoria Lake 10188M Property was incorporated into the Victoria Lake Agreement, whereby Crosshair makes the underlying property option payments

8. SHARE CAPITAL

Private Placement

During the period the Company received the proceeds from a private placement financing that had been completed in the prior period, with funds held in escrow pending completion of the Rubicon Plan of Arrangement. The Company issued 3,179,000 non-flow-through units at $0.50 per unit and 4,092,168 flow-through shares at $0.60 per share for aggregate proceeds of $4,044,800. Each non-flow-through unit consists of one common share and one warrant. Each warrant entitles the holder to purchase an additional common share for an exercise price of $1.00 for a period of two years.

Pursuant to the issue of flow-through shares, the Company became committed to expend $2,455,301 on eligible Canadian Exploration Expenditures before December 31, 2007. The cash received was restricted to use on this purpose. As at December 31, 2006 the amount of $2,365,584 of this commitment remained outstanding.

a) Authorized share capital consists of an unlimited number of common shares without par value.

	3 Months Ended December 31, 2006		Period from incorporation to September 30, 2006	
	Number of Shares	$	Number of Shares	$
Balance, beginning of the period	-	-	-	-
Plan of Arrangement for property and office equipment	12,801,738	6,995,656	-	-
Private placements – non-flow-through	3,179,000	1,589,500	-	-
Private placements – flow-through	4,092,168	2,455,301	-	-
Mineral properties	250,000	260,000	-	-
Balance, end of the period	20,322,906	11,300,457	-	-

(Stated in Canadian Dollars)

8. SHARE CAPITAL *(continued)*

b) The following is a summary of changes in contributed surplus which consists entirely of stock based compensation transactions.

	3 Months Ended December 31, 2006	Period from incorporation to September 30, 2006
Balance at beginning of period	$ -	$ -
Stock-based compensation - operations	135,181	-
Stock-based compensation - properties	97,006	-
Balance at end of period	$ 232,187	$ -

c) Stock Options

The Company has adopted an incentive stock option plan authorizing the issue of up to 20% of the amount of shares issued as at the initial listing date on the TSX Venture Exchange, 4,014,581 options. Under the plan, options may only be issued to directors, officers, employees and consultants of the Company and must be subject to a vesting period as required under TSX Venture Exchange policies. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the fair market value of the Company's shares on the date of the grant.

The following is a summary of the changes in the Company's outstanding stock options.

	3 Months Ended December 31, 2006		Period from incorporation to September 30, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Balance at beginning of period (1)	-	-	-	-
Granted pursuant to the Plan of Arrangement	633,111	0.62	-	-
Outstanding at end of period (1)	633,111	0.62	-	-

(1) *At December 31, 2006, the weighted-average remaining contractual life of stock options outstanding is 2.7 years. (September 30, 2006 – n/a).*

The fair value of employee and consultant options, granted during the period pursuant to the Rubicon Plan of Arrangement has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	3 Months Ended December 31, 2006	Period from incorporation to September 30, 2006
Risk-free interest rate	3.9%	n/a
Expected life	3.4 years	n/a
Expected volatility	73%	n/a
Expected dividend yield	0%	n/a

(Stated in Canadian Dollars)

8 SHARE CAPITAL *(continued)*

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

Summary of stock options outstanding:

December 31, 2006	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
	16,666	0.38	4.09
	25,000	0.42	4.12
	97,497	0.47	1.02
	37,500	0.48	0.96
	33,333	0.49	4.37
	1,875	0.56	0.89
	16,666	0.65	0.94
	33,333	0.66	0.85
	244,997	0.67	3.50
	48,747	0.69	3.42
	70,831	0.84	2.49
	6,666	0.96	4.72
Total stock options	633,111	0.62	2.73

d) Summary of warrants and agent options outstanding:

September 30, 2006		Number Outstanding	Weighted Average Price	Weighted Average Life
			$	Years
Warrant and agent option obligation under Plan of Arrangement	(1)	521,220	0.31	0.65
Warrants issued on financing		3,179,000	1.00	1.94
Total warrants and agent options		3,700,220	0.90	1.76

1) The agent compensation options obligation includes options for 50,795 units exercisable for $0.24 to the Company, consisting of 1 share and ½ share purchase warrant with an expiry of 0.7 years from the period end.

(Stated in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS

The Company has two common directors with Rubicon Minerals Corporation and has a cost sharing agreement with Rubicon for office, accounting and investor relations services.

(a) As at December 31, 2006, amounts due to Rubicon included $23,400 for shared and reimbursable costs, $150,000 for the Company's share of the costs incurred on the Rubicon Plan of Arrangement and $68,540 for refundable staking security deposits posted by Rubicon on the Company's properties. As at December 31, 2006, the Company owed Rubicon $252,350. This balance is included in accounts payable and accrued liabilities.

(b) Rubicon Plan of Arrangement

See note 4 for details of the completion of the plan of arrangement with Rubicon.

(c) NRD Agreement

Pursuant to an agreement with Rubicon, the Company may receive the following as proceeds from the optioning of certain mineral property interests in Newfoundland, where the optionees elect to continue the options.

125,000 shares of Ucore Uranium Inc. over 2 years (issued in escrow)
15,000 shares of Landmark Minerals Inc. as option payments on 2 other properties.
These payments will be recorded upon receipt.

All these transactions with Rubicon were, or will be, recorded at their fair value amounts and were incurred in the normal course of business, except transactions related to the plan of arrangement which were recorded at Rubicon's carrying amounts.

10. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the period ended December 31, 2006, the Company issued 250,000 common shares at a value of $260,000 for mineral properties and recorded stock based compensation of $97,006 as mineral property costs. Included in accounts payable and accrued liabilities at December 31, 2006 is $93,883 of mineral property costs.

11. SUBSEQUENT EVENTS

(a) On January 3, 2007, the Company issued 100,000 common shares at $1.10 per share pursuant to the Startrack mineral property agreement.

(b) On January 09, 2007, the Company issued 1,250 common shares at $0.56 per share for stock options exercised.

(c) On January 29, 2007, the Company issued 50,000 common shares at $0.90 per share pursuant to the Lake Douglas East mineral property agreement.

(d) On January 29, 2007, the Company issued 60,000 common shares at $0.83 per share pursuant to the JBP Linear mineral property agreement.

(e) Subsequent to the period end, Crosshair returned the Barren Lake property which was optioned under the Victoria Lake option agreement.

(f) Subsequent to the period end, Crosshair returned 2 licenses, of the South Golden Promise property which was optioned under the Victoria Lake option agreement



PARAGON MINERALS CORPORATION

Management's Discussion & Analysis

Three Months Ended December 31, 2006



Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

Introduction

The following Management Discussion and Analysis of the financial position and results of operations of Paragon Minerals Corporation ("Paragon" or the "Company") , dated February 28, 2007, should be read in conjunction with the unaudited financial statements for the period ended December 31, 2006 and the audited financial statements for the period from incorporation to September 30, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless specified.

Paragon is a Canadian-based junior exploration company engaged in the acquisition, exploration and development of gold and base metal projects, specifically within the Province of Newfoundland and Labrador. The Company has a significant portfolio of exploration properties in Newfoundland, which it is exploring through a combination of partner funded exploration and Company funded exploration. The Company is listed on the TSX Venture Exchange under the symbol "PGR".

The Company's head office and principal business address is Suite 1540 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 and it's registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2V6.

Overview

The Company was incorporated as "Paragon Minerals Corporation" under the Canadian Business Corporations Act ("CBCA") on July 4, 2006 in order to facilitate a Plan of Arrangement under which Rubicon Minerals Corporation ("Rubicon"), a public company whose shares are listed on the Toronto Stock Exchange and American Stock Exchange, would proceed with a reorganization which would have the result of dividing it's mineral assets between three separate public companies: the then existing Rubicon and two newly created companies, namely the Company and CopperCo Resource Corp ("CopperCo"). Upon completion of the Plan of Arrangement, the Company acquired the exploration assets held by Rubicon in the Province of Newfoundland & Labrador and the Territory of Nunavut.

The Company completed a non-brokered private placement completed in September 2006, raising total gross proceeds of $4,044,800 through the sale of 4,092,168 Paragon flow-through units at a price of $0.60 per unit and 3,179,000 Paragon non flow-through units at a price of $0.50 per unit. Altius Resources Inc ("Altius") placed a total of $1.9 million into the non-brokered private placement making Altius the largest shareholder in the Company.

For additional details on the Arrangement, please refer to the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com.

During the period from December 8th to December 31, 2006, the Company spent $144,286 on exploration of which $52,701 was funded by partners.

During the three months ended December 31, 2006, the Company incurred a net loss of $206,471. This is the first, 1st Quarter reporting period for the Company and as such there are no comparative periods.

Significant Events and Transactions

On December 8, 2006 the Arrangement became effective (the "Effective Date") and Paragon entered into an Asset Transfer and Assignment Agreement with Rubicon whereby Rubicon agreed and has transferred certain mineral property agreements, mineral property interests and certain other related assets (collectively, the "Paragon Transferred Assets"), and Paragon has agreed to acquire and assume Rubicon's interest in the Paragon Transferred Assets.

Paragon received a conditional listing approval from the TSX Venture Exchange ("TSX-V") on December 7, 2006 with final approval granted on December 15, 2006. Paragon began trading on the TSX-V under the symbol "PGR" on December 15, 2006.

On December 15, 2006, all holders of Rubicon common shares at the end of December 14, 2006 were deemed to have received 1 Paragon common share for every 6 Rubicon shares held.

On December 15, 2006, the South Tally Pond property option agreement between the Company and Altius became effective. The option agreement was subject to completion of the Arrangement.

On December 21, 2006, pursuant to the Arrangement, the Company granted 633,111 stock options to the holders of Rubicon stock options on the share distribution record date. One Paragon stock option was granted for every 6 Rubicon stock options held.

Minerals Properties

Pursuant to the Arrangement, the following gold and base metal mineral properties were transferred to the Company on December 8, 2006. All properties are located in Newfoundland, except as otherwise indicated. The following is a summary of properties that Paragon has acquired.

Gold Properties

JBP Linear property (Principal Property) – the Company holds a 100% interest. The property is located near Gander, NL and consists of 6 mineral licences (426 claims) covering an area of 10,850 hectares.

Glenwood property – the Company holds a 100% interest. The property is located near Gander, NL and consists of 4 mineral licences (109 claims) covering an area of 2,725 hectares.

Jonathans Pond property – the Company holds a 100% interest. The property is located near Gander, NL and consists of 4 mineral licences (320 claims) covering an area of 8000 hectares.

Wings Point property – the company holds a 100% interest. The property is located 40 km north of Gander, NL and consists of 5 mineral licences (108 claims) covering an area of 2700 hectares

New World property – the Company holds a 100% interest. The property is located 75 km north of Gander, NL and consists of 4 mineral licences (115 claims) covering an area of 2875 hectares.

Star Track property – the Company holds a 100% interest. The property is located 16 km east of Gander, NL and consists of 1 mineral licences (158 claims) covering an area of 3950 hectares.

Mt. Peyton Linear property – the Company holds a 100% interest. The property is located 25 km west of Gander, NL and consists of 9 mineral licences (115 claims) covering an area of 2875 hectares.

TCH property – the Company holds a 100% interest. The property is located 35 km northwest of Gander, NL and consists of 1 mineral licences (6 claims) covering an area of 150 hectares.

Lizard Pond Property – the Company holds a 100% interest. The property is located in central Newfoundland approximately 40 km south of the town of Grand Falls-Windsor, NL and consists of 4 mineral licenses (33 claims) covering an area of 825 hectares

Huxter Lane property – the Company holds a 100% interest, optioned to Meridian Gold Inc ("Meridian") who can earn an up to 70% interest by making a positive production decision. The property is located 50 km south of Grand Falls – Windsor, NL and consists of 4 mineral licences (54 claims) covering an area of 1350 hectares.

Golden Promise property (Principal Property) – the Company holds a 100% interest, optioned to Crosshair Exploration & Mining Limited ("Crosshair") who can earn a 60% interest by spending $4 million in exploration over 4 years. The property is located in central Newfoundland near the town of Badger, NL and consists of 10 mineral licenses (1,424 claims) covering an area of 35,600 hectares.

South Golden Promise property - the Company holds a 100% interest, optioned to Crosshair Exploration & Mining Limited to earn 60% interest. The property is located in central Newfoundland approximately 40 km south of the town of Badger, NL and consists of 8 mineral licenses (1,072 claims) covering an area of 35,600 hectares

Barren Lake property – the Company holds a 100% interest, optioned to Crosshair Exploration & Mining Limited to earn 60% interest. The property is located in central Newfoundland approximately 90 km southwest of the town of Badger, NL and consists of 3 mineral licenses (95 claims) covering an area of 2,375 hectares.

Long Pond property - the Company holds a 100% interest. The property is located in the Baie Verte Peninsula area approximately 16 km northeast of the town of Baie Verte and consists of 1 mineral license (60 claims) covering an area of 1500 hectares.

Maritec property - the Company holds a 100% interest. The property is located in the Baie Verte Peninsula area and consists of 3 mineral licenses (43 claims) covering an area of 1075 hectares.

Baie Vista property - the Company holds a 100% interest. The property is located in the Baie Verte Peninsula area and consists of 1 mineral licenses (2 claims) covering an area of 50 hectares.

Appleton Linear property – the Company holds the option to earn 100% interest in 3 properties (Appleton, Bowater and Linear) and holds a 100% interest in 1 property (Golden Bullet), collectively the Appleton Linear property. The property is located 15 km west of Gander, NL and consists of 4 mineral licences (123 claims) covering an area of 5700 hectares.

<u>*Base Metal properties*</u>

Lake Douglas East & West properties – the Company holds the option to earn 100% interest. The property is located in central Newfoundland approximately 80 km southwest of the town of Badger, NL and consists of 13 mineral licenses (298 claims) covering an area of 7450 hectares.

Harpoon Brook property – the Company holds 100% interest. The property is located in central Newfoundland approximately 60 km southwest of the town of Badger, NL and consists of 5 mineral licenses (225 claims) covering an area of 5625 hectares.

Victoria Lake property – the Company holds 100% interest; optioned to Crosshair Exploration & Mining Limited for 60% interest. The property is located in central Newfoundland approximately 120 km southwest of the town of Badger, NL and consists of 1 mineral license (166 claims) covering an area of 4150 hectares.

Victoria Lake 10188M property – the Company holds an option to earn 100% interest, optioned to Crosshair Exploration & Mining for 60% interest. The property is located in central Newfoundland approximately 110 km southwest of the town of Badger, NL and consists of 2 mineral licenses (90.75 claims) covering an area of 2268.75 hectares

Winter Hill property - the Company holds a 100% interest. The property is located 100 km south of Grand Falls – Windsor, NL and consists of 6 mineral licences (150 claims) covering an area of 3750 hectares.

Hungry Hill property - the Company holds a 100% interest. The property is located in central Newfoundland approximately 60 km south of the town of Badger, NL and consists of 1 mineral license (58 claims) covering an area of 1450 hectares

Seal Bay property – the Company holds a 51% interest, Xstrata 49% interest (joint venture to be formalized). The property is located in north central Newfoundland approximately 90 kilometres northwest of Gander, NL and consists of 1 mineral license (75 claims) covering an area of 1875 hectares.

West Cleary property – the Company holds a 51% interest, Xstrata 49% interest (joint venture to be formalized). The property is located in north central Newfoundland approximately 110 km northwest of Gander, NL and consists of 1 mineral license (16 claims) covering an area of 400 hectares.

Point Leamington property - The property is subject to a 2% NSR royalty, of which Paragon may purchase 0.5% for $500,000.

Incognita property, Nunavut – the Company holds a 100% interest. The claims are located on south Baffin Island about 160 km west of Iqaluit, Nunavut and consist of 4 claims covering an area of 3670 hectares.

The above properties are further described on the Company website and/or in the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com

Exploration Update

Exploration on the Company projects during the period focused on three partner-funded drilling programs that included the Victoria Lake VMS project (Crosshair), Huxter Lane project (Meridian) and Golden Promise project (Crosshair). The Company funded a nine-hole (2107 metre) drill program on the 100% company owned JBP Linear gold project. The programs are summarized below with additional project information available on the Company website.

Huxter Lane Gold Project

On October 15 2006, an 18-hole (2,239 metres) drill program, funded by partner Meridian Gold Inc ("Meridian", MDG-NYSE; MNG-TSX) was completed on Paragon's Huxter Lane property. The project is located approximately 60 kilometres south of Grand Falls-Windsor, Newfoundland. The property is being explored under the terms of an option agreement between Paragon and Meridian, whereby Meridian can earn up to 55% interest by spending $1.0 million in 3 years and up to 70% interest by making a positive production decision.

The target is a bulk tonnage intrusive-related gold deposit. The drill program tested a significant gold-bearing porphyry system outlined by soil geochemistry, trenching and geophysics in the Mosquito Hill area of the property. This first round of drilling successfully traced the mineralized porphyry over a strike length of 450 metres and to a depth of 186 metres. The mineralized porphyry remains open along strike and to depth. The initial drilling results suggest the presence of a well developed, gold-bearing porphyry system that merits additional drilling. Paragon and Meridian are planning a follow-up, Phase 2 drill program scheduled for early March 2007. Detailed results of the drill program are available on the Company website.

Victoria Lake VMS Project

On October 30, 2006, partner Crosshair Exploration & Mining Limited ("Crosshair"; CXX.TSX-V) completed and funded a Phase 1 drill program (11 holes, 2197 metres) on the Victoria Lake VMS property. The property is situated in central Newfoundland approximately 120 km southwest of the town of Badger, NL. The Victoria Lake property is part of a four property package (South Golden Promise, Barren Lake, Victoria Lake and Victoria Lake 10188M properties) optioned to Crosshair whereby Crosshair can earn a 60% interest by spending $1.75 million over four years.

Exploration on the property has identified a significant geological environment that is highly permissive for volcanogenic massive sulphide (VMS) base-metal deposits similar to those seen elsewhere in the Victoria Lake volcanic belt (i.e. Duck Pond Deposit, Aur Resources; Boomerang Deposit, Messina Minerals). This first phase of drilling has successfully outlined multiple zones of intensely altered, sulphide-bearing felsic volcanic rocks that are strongly suggestive of a volcanogenic massive sulphide (VMS) environment. Detailed results of the drill program are available on the Company website.

JBP Linear Project

On January 15, 2007 Paragon completed a diamond drill program (nine holes, 2,107 metres) on its 100% owned JBP Linear property located 15 kilometres northwest of Gander, Newfoundland. Previous drilling on the property has identified a significant, gold-bearing vein system at the H-Pond and Pocket Ponds prospects. The drill program, which began on November 22, 2006, was designed to further define the H-Pond Zone and to test a new area where a high-grade quartz float occurrence assaying up to 798.87 g/t gold (25.68 oz/t gold) was discovered in December 2005.

Results from drilling consistently demonstrate the potential of the JBP Linear property to be a significant, turbidite-hosted (orogenic) gold system. Drilling at the H-Pond Zone continues to return encouraging, economically significant intercepts that are linked by extensive and robust iron carbonate and sericite alteration systems over a minimum strike length of 5.3 kilometres from the Pocket Pond prospect in the

south to the high-grade gold float prospect to the north. Detailed results of the drill program are available on the Company website.

Golden Promise property

On February 12, 2007, the Company and option partner Crosshair completed a Phase 2 diamond drill program (14 drill holes; 3,073 metres) at the Golden Promise Project located in north-central Newfoundland, 35 kilometres west of Grand Falls-Windsor. The Golden Promise project is being explored under the terms of an option agreement between Paragon and Crosshair, whereby Crosshair can earn a 60% interest by spending $4.0 million over four years including $750,000 firm in the first year of the agreement. Previous drilling has identified a significant gold-bearing vein system at the Jaclyn Main Zone. The Phase 2 program, which started on November 12, 2006, was aimed at further testing this gold-bearing zone.

The Phase 2 drill program was successful in extending the known extent of gold mineralization at the Jaclyn Main Zone by another 200 metres to the east and 75 metres to the west. Mineralization within the zone, which is interpreted to have a moderate easterly plunge, now extends over a 750 metres strike length and to a depth of 225 metres. The zone is open to depth and along strike. Thirteen of the fourteen drillholes intersected the Jaclyn Main Zone quartz veins over widths of up to 6.85 metres with visible gold recognized in ten of the drill intercepts. Detailed results of the drill program are available on the Company website.

Additional information on the Company's exploration projects is available on the Company website at www.paragonminerals.com

Results of Operations

For the three months ended December 31, 2006, the Company incurred a net loss of $206,471. Significant expenses in the period included stock based compensation from options granted pursuant to the plan of arrangement, administration salaries of $22,777, a final contribution to the costs of the Arrangement of $25,000 and investor relations costs of $8,041 that included registration fees for the San Francisco Gold Show.

As this is the first full year of operations, there is no comparative period.

Selected Quarterly Information

The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars. The Company was incorporated July 4th, 2006, at the beginning of the period ended September 30, 2006 and therefore the figures for that period represent a partial quarter.

	December 31 2006	Period from July 4 (incorporation) to September 30 2006
	$	$
Interest and miscellaneous income	5,754	-
Net loss	(206,471)	(124,278)
Basic and diluted loss per share *	(0.05)	N/A

* - no shares had been issued as of September 30, 2006.

Liquidity and Capital Resources

As at December 31, 2006, the Company had cash and cash equivalents and short term money market investments of $3.9 million compared to $5,722 at September 30, 2006. Working capital was $3.7 million at December 31, 2006. The increase in cash is due to the financing described below.

Other sources of funds, during the quarter, included recovery of exploration costs and administration fees from optionees of the Company's properties - $58,000.

The Company considers current working capital sufficient to fund operations for the next 12 to 18 months. As the Company currently has no source of revenue, it will eventually require additional financing to continue operations and exploration activities. The Company's ability to finance is dependent upon various risk factors including market conditions and results of exploration programs.

Financing

The Company completed a $4.04 million non-brokered private placement on September 7, 2006. All funds from the private placement were held in escrow pending completion of the Plan of Arrangement and were released on December 8, 2006. The financing included the issue of 3,179,000 non-flow-through units at $0.50 per unit and 4,092,168 flow-through shares at $0.60 per share. Each non-flow-through unit consists of one common share and one warrant. Each warrant entitles the holder to purchase an additional common share for an exercise price of $1.00 for a period of two years. Proceeds of $2.45 million, received for flow-through shares, are to be used exclusively for Canadian Exploration Expenditures to be completed by December 31, 2007. At the period end, $2,365,584 of this commitment remained outstanding.

Significant investors in this financing included Altius Resources Inc. $1.9 million and Sprott Asset Management $400,000.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than that which is disclosed under note 8(c) "NRD Agreement", of the financial statements.

Related Party Transactions

The Company shares two directors, David Adamson and Garfield MacVeigh and the CFO, Robert Lewis, with Rubicon Minerals Corporation and as such, Rubicon is a related party. In addition, Paragon's CEO, Michael Vande Guchte, provides advisory services to Rubicon on a 25% time basis. The Company currently has a cost sharing arrangement with Rubicon for office facilities and administrative services. See note 8 to the financial statements for additional details.

Critical Accounting Policies

The Company's significant accounting policies are described in Note 2 of the December 31, 2006 interim financial statements. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement

uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of mineral property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of compensatory warrants or agents stock options are calculated and recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. Employee and consultant options are expensed over the period in which related services are rendered. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions and estimates including the Company's future stock volatility, expected life of options granted, and the risk free interest rate. The Company believes its estimates are reasonable under the circumstances.

Flow-through share renunciations

Upon the renunciation of the tax benefits of exploration expenditures to flow-through shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of the tax deduction transferred to shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the transferred tax deductions, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

Changes in Accounting Policies including Initial Adoption

Comprehensive Income, Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530

Effective October 1, 2006, the Company adopted new handbook Section 1530, which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Equity, CICA Handbook Section 3251

Effective October 1, 2006, the Company adopted new handbook Section 3251 which establishes standards for the presentation of equity and changes in equity during a reporting period as a result of the comprehensive income reporting requirements of new Section 1530.

Financial Instruments, CICA Handbook Section 3855

Effective October 1, 2006, the Company adopted new handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

None of the above new accounting standards have a significant impact on the Company's business or financial statements.

Outstanding Share Data

As at February 28, 2007, the Company had the following common shares, stock options and warrants outstanding:

Issued and Outstanding Common shares	20,534,156
Stock options	
Plan of Arrangement Distribution Options*	605,718
Warrants	
Plan of Arrangement Distribution Warrants* (including embedded in units)	475,802
Paragon Private Placement Warrants	3,179,000
Shares allotted for exercised warrants	49,651
Fully diluted shares outstanding	24,844,327

* Warrant and Option obligations accepted by Paragon pursuant to the Plan of Arrangement.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risk. While risk management cannot eliminate the impact of potential risks, the Company strives to manage such risks to the extent possible and practical. The following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. The Company properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Title

There is no guarantee that title to properties in which Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Company's name, the underlying title holder has to assign title

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

Forward Looking Statements

The Company's interim financial statements for the 3 months ended December 31, 2006 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation, liquidity and effects of accounting policy changes. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Form 52-109F2 - Certification of Interim Filings

I, Michael Vande Guchte, CEO of Paragon Minerals Corporation certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Paragon Minerals Corporation, (the issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or *omit* to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining *disclosure* controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 1, 2007.

"Michael Vande Guchte"
Michael Vande Guchte
CEO, Paragon Minerals Corp.

Form 52-109F2 - Certification of Interim Filings

I, Robert Lewis, CFO of Paragon Minerals Corporation certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Paragon Minerals Corporation, (the issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or *omit* to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining *disclosure* controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 1, 2007.

"*Robert Lewis*"
Robert Lewis
CFO, Paragon Minerals Corp.



PARAGON MINERALS CORPORATION

Interim Financial Statements

Second Quarter Ended March 31, 2007

(Unaudited)

The Company's auditor has not performed a review
of these Interim Financial Statements

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

PARAGON MINERALS CORPORATION

Balance Sheets
(Stated in Canadian Dollars)

	March 31 Unaudited 2007	September 30 Audited 2006
Assets		
Current assets		
Cash and cash equivalents	$ 347,413	$ 5,722
Temporary investments (note 5)	2,477,198	-
Amounts receivable	713,648	-
Prepaid expenses	41,917	-
	3,580,176	5,722
Equipment (note 6)	18,768	-
Other investments (note 7)	7,008	-
Mineral property costs (note 8)	8,062,249	-
	$ 11,668,201	$ 5,722
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 471,879	$ 130,000
Future income taxes	676,185	-
Shareholders' equity		
Subscriptions received	24,190	-
Share capital (note 9)	10,596,667	-
Contributed surplus (note 9(b))	385,739	-
Deficit	(483,616)	(124,278)
Accumulated other comprehensive income (note 10)	(2,843)	-
	10,520,137	(124,278)
	$ 11,668,201	$ 5,722

See accompanying notes to the financial statements
Continuance of operations (note 1)

Approved by the Board of Directors:

"Michael Vande Guchte"

Michael Vande Guchte
Director

"David Adamson"

David Adamson
Director

PARAGON MINERALS CORPORATION

Statements of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended March 31 2007	For the 6 months ended March 31 2007
Expenses		
Amortization	$ 748	$ 1,449
Consulting	6,075	6,075
General mineral exploration	4,368	6,509
Investor relations	15,485	23,526
Office	35,335	38,044
Plan of arrangement costs (note 4)	39,349	64,349
Professional fees	45,692	53,243
Salaries and management fees	90,971	113,748
Stock-based compensation (note 9(b))	112,428	247,609
Shareholder Information	23,660	23,660
Transfer agent and regulatory filing fees	23,360	30,360
Travel and accommodation	6,879	8,003
Loss before other items	(404,350)	(616,575)
Interest and miscellaneous income	31,878	37,632
Other income	8,935	8,935
Future income tax recovery (note 9(a))	210,670	210,670
Net loss for the period	(152,867)	(359,338)
Deficit, beginning of the period	(330,749)	(124,278)
Deficit, end of the period	$ (483,616)	$ (483,616)
Basic and diluted loss per common share	$ (0.01)	$ (0.03)
Weighted average number of common shares outstanding	20,513,190	11,914,031

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statements of Comprehensive Loss
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended March 31 2007	For the 6 months ended March 31 2007
Net loss for the period	$ (152,867)	$ (359,338)
Other comprehensive loss in the period		
Fair value adjustment to financial instruments:		
Temporary investments	(916)	(916)
Investments in public company shares	(1,927)	(1,927)
	(2,843)	(2,843)
Comprehensive loss for the period	$ (155,710)	$ (362,181)

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Cash Flows
(Stated in Canadian Dollars)

	For the 3 months ended March 31 2007	For the 6 months ended March 31 2007
Cash Provided by (Used for):		
Operating Activities		
Net loss for the period	$ (152,867)	$ (359,338)
Adjustment for items which do not involve cash:		
Amortization	748	1,449
Stock-based compensation	112,428	247,609
Other income	(8,935)	(8,935)
Future income tax recovery	(210,670)	(210,670)
	(259,296)	(329,885)
Changes in non-cash working capital components:		
Temporary investments	(1,252,279)	(2,478,114)
Amounts receivable	(555,895)	(713,648)
Prepaid expenses	(20,917)	(41,917)
Accounts payable and accrued liabilities	106,763	260,905
	(1,981,624)	(3,302,659)
Investing Activities*		
Mineral property costs	(776,549)	(866,953)
Purchase of equipment	(624)	(4,265)
	(777,173)	(871,218)
Financing Activities*		
Common shares issued for cash	3,165	4,047,966
Share issue costs	(24,900)	(24,900)
Share subscriptions received	24,190	24,190
Recovery of property costs incurred	388,392	441,093
Management and administration fees received	21,793	27,219
	412,640	4,515,568
Net cash provided during the period	(2,346,157)	341,691
Cash and cash equivalents, beginning of the period	2,693,570	5,722
Cash and cash equivalents, end of the period	$ 347,413	$ 347,413
During the period, the Company paid the following:		
Interest	$ -	$ -

***Supplemental Disclosure of Non-Cash Investing and Financing Activities** – Refer to note 12.
See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Mineral Properties
Unaudited
(Stated in Canadian Dollars)

	Balance September 30 2006	Acquisition and Exploration during the 6 month period	Balance March 31 2007
GOLD PROPERTIES			
JBP Linear			
Plan of arrangement acquisition costs [1]	$ -	$ 1,625,276	$ 1,625,276
Acquisition costs	-	-	-
Option payments (cash and shares) [2]	-	49,800	49,800
Exploration costs			
Geological and geochemical	-	26,589	26,589
Drilling	-	121,883	121,883
Stock based compensation	-	30,389	30,389
	-	1,853,937	1,853,937
Recoveries (grant) [3]	-	(54,069)	(54,069)
	-	1,799,868	1,799,868
Golden Promise			
Plan of arrangement acquisition costs [1]	-	374,829	374,829
Acquisition costs	-	-	-
Option payments (cash and shares) [2]	-	-	-
Exploration costs			
Geological and geochemical	-	10,922	10,922
Drilling	-	210,130	210,130
Travel	-	2,063	2,063
Stock based compensation	-	42,821	42,821
	-	640,765	640,765
Recoveries[3]	-	(245,413)	(245,413)
Administration fees	-	(18,592)	(18,592)
	-	376,760	376,760
Other Gold Properties			
Plan of arrangement acquisition costs [1]	-	3,518,620	3,518,620
Option payments (cash and shares) [2]	-	195,000	195,000
Exploration costs			
Geological and geochemical	-	48,490	48,490
Drilling	-	97,885	97,885
Geophysical	-	530	530
Other	-	21,753	21,753
Stock based compensation	-	27,626	27,626
	-	3,909,904	3,909,904
Recoveries[3]	-	(124,723)	(124,723)
Administration fees	-	(7,613)	(7,613)
	-	3,777,568	3,777,568

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION
Statement of Mineral Properties
Unaudited
(Stated in Canadian Dollars)

	Balance September 30 2006	Acquisition and Exploration during the 6 month period	Balance March 31 2007
BASE METALS PROPERTIES			
Lake Douglas			
Plan of arrangement acquisition costs [1]	$ -	$ 267,720	$ 267,720
Acquisition costs	-	-	-
Option payments (cash and shares) [2]	-	95,000	95,000
Exploration costs			
Geological and geochemical	-	81,218	81,218
Drilling	-	1,175	1,175
Geophysics	-	45,182	45,182
Stock based compensation	-	37,295	37,295
	-	527,590	527,590
Other Base Metal Properties			
Plan of Arrangement acquisition costs [1]	-	1,193,259	1,193,259
Acquisition costs	-	550	550
Option payments (cash and shares) [2]	-	280,000	280,000
Exploration costs			
Geological and geochemical	-	16,765	16,765
Drilling	-	43,817	43,817
Geophysics	-	55,685	55,685
Travel	-	420	420
Other	-	7,866	7,866
	-	1,598,362	1,598,362
Recoveries[3]	-	(16,886)	(16,886)
Administration fees	-	(1,013)	(1,013)
	-	1,580,463	1,580,463
Total Mineral Property Costs	$ -	$ 8,062,249	$ 8,062,249

Summary of Expenditures

	Balance September 30 2006	Acquisition and Exploration during the 6 month period	Balance March 31 2007
Plan of Arrangement acquisition costs[1]	$ -	$ 6,979,704	$ 6,979,704
Acquisition costs	-	550	550
Option payments (cash and shares) [2]	-	619,800	619,800
Stock based compensation	-	138,130	138,130
Exploration costs	-	792,375	792,375
Recoveries[3]	-	(441,091)	(441,091)
Administration fees	-	(27,219)	(27,219)
	$ -	$ 8,062,249	$ 8,062,249

1. *Properties acquired pursuant to the Rubicon Plan of Arrangement were valued at their carrying amounts on Rubicon's books, which consisted of historical acquisition and exploration expenditures.*
2. *Option payments include cash and share payments made pursuant to various property agreements. For the 6 month period ended March 31, 2007, a total of $115,000 was paid in cash and $464,800 in share option payments (see note 9).*
3. *Recoveries represent exploration costs funded by partners and a government exploration grant.*

See accompanying notes to the financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in Canada under the Canada Business Corporations Act on July 4, 2006 with no issued share capital and is in the business of acquiring and exploring mineral property interests in Canada. The Company was incorporated to be the recipient of the Newfoundland portfolio of mineral exploration properties previously owned by Rubicon Minerals Corporation ("Rubicon") as part of Rubicon's re-organization under a Plan of Arrangement. The Plan of Arrangement became effective on December 8, 2006.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its Canadian properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the development stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $483,616 at March 31, 2007. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These interim financial statements have been prepared by management in accordance with generally accepted accounting principles ("GAAP") in Canada and follow the same accounting principles and method of computation as the financial statements for the fiscal year ended September 30, 2006. These Interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the financial statements and the accompanying notes for the year ended September 30, 2006. Summarized below are those policies considered particularly significant to the Company.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

Mineral Property Costs

The Company records its interest in mineral properties at cost. Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company's management reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.

Financial Instruments and Financial Risk

The Company's financial instruments consists of cash, temporary investments, amounts receivable, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares or the date of share issuance. Shares issued as property option payments are valued at their fair market value on the date of issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

The Company follows the Standards of the Canadian Institute of Chartered Accountants ("CICA") in connection with accounting for stock option-based compensation. The standard requires that all stock option-based awards made to consultants and employees be recognized in these financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital and the related contributed surplus, originally recognized when the options were granted, is transferred to share capital.

Income Taxes

The Company accounts for the tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Flow-through Shares

The Company has adopted the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders' equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

3. CHANGES IN ACCOUNTING POLICIES

Comprehensive Income

Effective October 1, 2006, the Company adopted new CICA handbook Section 1530, which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Financial Instruments

Effective October 1, 2006, the Company adopted new CICA handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented. No retroactive application of this standard is required.

Pursuant to this standard, the Company is required to classify each category of its financial instruments and restate their carrying values to market where required. The company's financial instruments and classifications are noted below.

Cash equivalents, temporary investments and investments in public companies have been classified as available for sale and as such were revalued to market on October 1, 2006 or upon acquisition. These instruments will be re-valued to market at each succeeding period end. New acquisitions will be immediately revalued to market. Unrealized changes in fair value are recorded as other comprehensive income and included in shareholders' equity.

4. PLAN OF ARRANGEMENT

Pursuant to the Rubicon Plan of Arrangement, the Company received all of the Newfoundland mineral properties and Newfoundland office equipment of Rubicon in exchange for 12,801,768 common shares of the Company and the obligation to issue shares upon the exercise of restated stock options and warrants. These options and warrants represent the portion of the value of Rubicon options and warrants outstanding at the completion of the plan of arrangement attributable to the spun-out Newfoundland assets.

As no substantial change of ownership occurred on the asset transfer to the Company, the exchange was recorded at its net book value, as recorded on the books of Rubicon, as follows:

(Stated in Canadian Dollars)

4. PLAN OF ARRANGEMENT *(continued)*

	$
Assets Received	
Newfoundland mineral properties	6,979,704
Newfoundland office equipment	15,952
Shares Issued	
Shares issued - 12,801,738 common shares	6,995,656

Arrangement Options and Warrants (see note 9)

(a) The Company granted 633,111 stock options to the holders of Rubicon stock options at the exercise price of $0.38 to $0.96 as required by the Plan of Arrangement.

(b) The Company accepted the obligation to issue a total of up to 525,453 shares upon the future exercise of Rubicon warrants outstanding at the completion of the Plan of Arrangement. The Company will receive $0.24 to $0.48 per Paragon share issued as stipulated by the Plan of Arrangement.

5. TEMPORARY INVESTMENTS

Temporary investments consist of banker's acceptance and commercial paper maturing between June 14, 2007 and June 19, 2007 with an aggregate carrying value and fair value of $2,477,198 on March 31, 2007. Effective interest rates are between 4.17% and 4.24%.

6. EQUIPMENT

The Company's Equipment at the end of the period is summarized as follows:

			March 31, 2007	September 30, 2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and office equipment	$ 2,686	$ (67)	$ 2,619	$ -
Computer equipment	16,907	(634)	16,273	-
	$ 19,593	$ (701)	$ 18,892	$ -

7. OTHER INVESTMENTS

The Company's other investments at the end of the period are summarized as follows:

	March 31, 2007		September 30, 2006	
	Carrying Value	Market Value	Carrying Value	Market Value
Public company shares	$ 7,008	$ 7,008	$ -	$ -

(Stated in Canadian Dollars)

8. MINERAL PROPERTIES

The following Newfoundland properties were acquired during the 6 months ended March 31, 2007, including those acquired pursuant to the Rubicon Plan of Arrangement.

GOLD PROPERTIES

JBP Linear Property

Pursuant to the Plan of Arrangement, the Company acquired a 100% interest in the JBP Linear property, subject to advance royalties of $15,000 per year commencing in 2007 and up to 3% Net Smelter Return (NSR) royalties.

Golden Promise Property

Pursuant to the Plan of Arrangement, the Company acquired a 100% interest in the Golden Promise Property subject to a final option payment of $15,000 in 2007, advance royalties of $20,000 per year commencing in 2007 and up to 2% Net Smelter Return (NSR) royalties.

The Company has granted an option to acquire an interest in its Golden Promise Property as follows:

Golden Promise Property Option - Crosshair Exploration & Mining Ltd. ("Crosshair")

The property is subject to an option granted to Crosshair on May 1, 2006. Under the terms of the agreement, Crosshair must spend $4.0 million over four years, including $750,000 firm in the first year, make share payments totaling 80,000 shares including 20,000 shares firm in the first year and make underlying property payments, to earn a 60% interest in the project.

Other Gold Properties

Pursuant to the Plan of Arrangement, the Company acquired a portfolio of 15 other gold properties. The Company holds a 100% interest in all these other gold properties, with the exception of the Appleton Linear property where the Company can earn a 100% interest, by making cash and share payments. The other gold properties are subject to varying NSR Royalties of up to 3%, of which up to 50% can be re-purchased by the Company.

Outstanding option payments on optioned properties include:

Appleton Linear property

The Company holds the option to earn 100% interest in 3 of 4 properties (Appleton, Bowater and Linear) that collectively, along with the 100% owned Golden Bullet property forms the Appleton Linear property. To earn 100% interest the Company must make $340,000 ($45,000 paid) in cash option payments and issue 180,000 shares (60,000 shares issued). Advanced royalties of $25,000 per year commence on the Golden Bullet property in 2007

The Company has granted options to acquire interests in its Other Gold Properties as follows:

Huxter Lane Option Agreement – Meridian Gold Inc. ("Meridian")

Meridian. holds an option to acquire up to a 55% interest in the Company's Huxter Lane Gold Property. Under the terms of the agreement, Meridian can earn a 55% interest in the property by spending $1,000,000 over a period of three years and making underlying cash payments to the vendor. Meridian may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision. Advanced royalties of $10,000 per year begin in May, 2007.

(Stated in Canadian Dollars)

8. **Mineral Properties** *(continued)*

Victoria Lake Option Agreement (South Golden Promise gold property) - Crosshair Exploration & Mining Ltd.

Crosshair holds an option to acquire a 60% interest in four of the Company's gold and base metal properties including South Golden Promise property, Barren Lake property, Victoria Lake property and Victoria Lake 10188M property. Under the terms of the agreement, Crosshair must spend $1.75 million over a four-year period and issue a total of 400,000 shares (400,000 paid to Rubicon). See below for further details on base metals properties.

BASE METAL PROPERTIES

Lake Douglas Property

Pursuant to the Plan of Arrangement, the Company acquired an option to earn a 100% interest in the Lake Douglas property, pursuant to two agreements, by issuing 450,000 common shares and paying $500,000 in cash over 5 years according to the following schedule (all in addition to previous payments made by Rubicon pursuant to the option agreement):

Share option payments: 450,000 shares by January, 2011 (50,000 shares issued)
Cash option payments: $500,000 by January, 2011 ($50,000 paid)

The property is subject to a 2% Net Smelter Return (NSR) royalty, of which Paragon may purchase 1% for $1,000,000 and a right of first refusal on the remaining 1% NSR

Other Base Metal Properties

Pursuant to the Plan of Arrangement, the Company acquired a portfolio of 8 other base metal properties with interests of 51% (Seal Bay, West Cleary), the option to earn a 100% interest in the Victoria Lake 10188M property, the option to earn a 100% interest in the South Tally Pond property, and 100% interest in the remaining properties. The properties are subject to NSR royalties of up to 2.5%

Included in this group is the Seal Bay property, in which the Company holds a 51% interest to be formalized as a joint venture with Xstrata (formerly Falconbridge).

Included in this group is the West Cleary property, in which the company holds a 51% interest to be formalized as a joint venture with Xstrata (formerly Falconbridge).

Included in this group is the Pt. Leamington property, for which the Company may purchase a 0.5% NSR for $500,000.

Outstanding option payments on optioned properties include:

South Tally Pond Property Option Agreement

a) Issue 250,000 shares on December 15, 2006, the option effective date (issued);
b) Issue 250,000 shares on December 15, 2007;
c) Issue 500,000 shares on the earlier of December 15, 2014 or the completion of a bankable feasibility study;
d) Fund exploration expenditures of $30,951 incurred by the optionor prior to the option effective date (paid).

(Stated in Canadian Dollars)

8. Mineral Properties *(continued)*

The Company has granted options to acquire interests in its Other Base Metal Properties as follows:

Victoria Lake Option Agreement (Barren Lake, Victoria Lake and Victoria Lake 10188M properties) – Crosshair Exploration & Mining Ltd.

Crosshair holds an option to acquire a 60% interest in four of the Company's gold and base metal properties including South Golden Promise (see Other Gold Properties), Barren Lake property, Victoria Lake property and Victoria Lake 10188M property. Under the terms of the agreement, Crosshair must spend $1.75 million over a four-year period and issue a total of 400,000 shares (400,000 paid to Rubicon). On June 6 2006, the Victoria Lake 10188M Property was incorporated into the Victoria Lake Agreement, whereby Crosshair makes the underlying property option payments.

A final, cash option payment of $67,500 is due the vendors of the property in 2007. The property is under option to Crosshair under the Victoria Lake Option Agreement, whereby Crosshair makes the underlying property option payments.

During the year to date period, Crosshair terminated the parts of the option in respect to the Barren Lake property and two licenses in the South Golden Promise property and returned these properties to the Company.

9. SHARE CAPITAL

Private Placement

In December 2006, the Company received the proceeds from a private placement financing that had been completed in the prior year, with funds held in escrow pending completion of the Rubicon Plan of Arrangement. The Company issued 3,179,000 non-flow-through units at $0.50 per unit and 4,092,168 flow-through shares at $0.60 per share for aggregate proceeds of $4,044,800. Each non-flow-through unit consists of one common share and one warrant. Each warrant entitles the holder to purchase an additional common share for an exercise price of $1.00 for a period of two years.

Pursuant to the issue of flow-through shares, the Company became committed to expend $2,455,301 on eligible Canadian Exploration Expenditures before December 31, 2007. The cash received was restricted to use on this purpose. As at March 31, 2007 the amount of $2,026,156 of this commitment remained outstanding.

(Stated in Canadian Dollars)

9. SHARE CAPITAL *(continued)*

a) Authorized share capital consists of an unlimited number of common shares without par value.

	6 Months Ended March 31, 2007		Period from incorporation to September 30, 2006	
	Number of Shares	$	Number of Shares	$
Balance, beginning of the period	-	-	-	-
Plan of Arrangement for property and office equipment	12,801,738	6,995,656	-	-
Private placements – non-flow-through	3,179,000	1,589,500	-	-
Private placements – flow-through	4,092,168	2,455,301		
Mineral properties	460,000	464,800	-	-
Options exercised	1,250	700	-	-
Warrants/Agent Options exercised	40,770	12,060	-	-
Less: subscriptions receivable	-	(9,595)	-	-
Less: reduction on flow through renunciation	-	(886,855)	-	-
Less: share issue costs	-	(24,900)	-	-
Balance, end of the period	20,574,926	10,596,667	-	-

b) The following is a summary of changes in contributed surplus which consists entirely of stock based compensation transactions.

	6 Months Ended March 31, 2007	Period from incorporation to September 30, 2006
Balance at beginning of period	$ -	$ -
Stock-based compensation - operations	247,608	-
Stock-based compensation - properties	138,131	-
Balance at end of period	$ 385,739	$ -

c) Stock Options

The Company has adopted an incentive stock option plan authorizing the issue of up to 20% of the amount of shares issued as at the initial listing date on the TSX Venture Exchange, 4,014,581 options. Under the plan, options may only be issued to directors, officers, employees and consultants of the Company and must be subject to a vesting period as required under TSX Venture Exchange policies. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the fair market value of the Company's shares on the date of the grant.

PARAGON MINERALS CORPORATION
Notes to the Financial Statements - unaudited
March 31, 2007
(Stated in Canadian Dollars)
9. SHARE CAPITAL *(continued)*

The following is a summary of the changes in the Company's outstanding stock options.

	6 Months Ended March 31, 2007		Period from incorporation to September 30, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Balance at beginning of the period	-	-	-	-
Granted pursuant to the Plan of Arrangement	633,111	0.62	-	-
Other grants during the period	1,445,000	0.70	-	-
Exercised during the period	(1,250)	0.56	-	-
Expired or forfeited during the period	(27,393)	0.73	-	-
Outstanding at end of the period	2,049,468	0.62	-	-

The fair value of employee options, granted during the period including option granted pursuant to the Rubicon Plan of Arrangement has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	6 Months Ended March 31, 2007	Period from incorporation to September 30, 2006
Risk-free interest rate	4.01%	n/a
Expected life	4.21 years	n/a
Expected volatility	81%	n/a
Expected dividend yield	0%	n/a

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

Summary of stock options outstanding:

March 31, 2007			
	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
	16,666	0.38	3.51
	25,000	0.42	3.54
	93,331	0.47	0.44
	37,500	0.48	0.38
	33,333	0.49	3.79
	625	0.56	0.31
	16,666	0.65	0.36
	33,333	0.66	0.27
	244,997	0.67	2.92
	39,686	0.69	2.84
	56,665	0.84	1.91

(Stated in Canadian Dollars)

9. SHARE CAPITAL *(continued)*

Summary of stock options outstanding (continued):

	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
	6,666	0.96	4.14
	1,445,000	0.70	4.93
Total stock options	2,049,468	0.68	4.11

d) Summary of warrants and agent options outstanding:

March 31, 2007				
		Number Outstanding	Weighted Average Price	Weighted Average Life
			$	Years
Warrant and agent option obligation under Plan of Arrangement	(1)	385,591	0.31	0.46
Warrants issued on financing		3,179,000	1.00	1.69
Total warrants and agent options		3,564,591	0.92	1.56

1) The agent compensation options obligation include options for 4,651 units exercisable for $0.24 to the Company, consisting of 1 share and ½ share purchase warrant expiring August 12, 2007.

10. ACCUMULATED OTHER COMPREHENSIVE LOSS

	6 Months Ended March 31, 2007	Period from incorporation to September 30, 2006
	$	$
Accumulated other comprehensive loss, beginning of period	-	-
Other comprehensive loss for the period	2,843	-
Accumulated other comprehensive loss, end of period	2,843	-
Components of other comprehensive loss:		
Unrealized losses on temporary investments	916	-
Unrealized losses on public company shares	1,927	-
Accumulated other comprehensive loss, end of period	2,843	-

(Stated in Canadian Dollars)

11. RELATED PARTY TRANSACTIONS

The Company has one common director and CFO with Rubicon Minerals Corporation and has a cost sharing agreement with Rubicon for office, accounting and investor relation services.

(a) During the period, the Company paid or accrued to Rubicon $81,641 for shared and reimbursable costs, $150,000 for the Company's share of the costs incurred on the Rubicon Plan of Arrangement and $68,540 for refundable staking security deposits posted by Rubicon on the Company's properties. As at March 31, 2007, the Company owed Rubicon $258,000 and was owed $74,000 by Rubicon for grants received on Paragon's behalf and for salary reimbursements. The net balance is included in accounts payable and accrued liabilities.

(b) Rubicon Plan of Arrangement

See note 4 for details of the completion of the plan of arrangement with Rubicon.

(c) NRD Agreement

Pursuant to an agreement with Rubicon, the Company may receive the following as proceeds from the optioning of certain mineral property interests in Newfoundland, where the optionees elect to continue the options.

i) 125,000 shares of Ucore Uranium Inc. over 2 years (issued in escrow; 31,250 released subsequent to the period end)
ii) 30,020 shares of Ucore Uranium Inc as option payments on 3 properties (5,840 shares received during the period). Future payments will be recorded upon receipt.

All these transactions were, or will be, recorded at their fair value amounts and were incurred in the normal course of business, except transactions with Rubicon, related to the plan of arrangement which were recorded at Rubicon's carrying amounts.

12. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the period ended March 31, 2007, the Company issued 460,000 common shares at a value of $464,800 for mineral properties and recorded stock based compensation of $131,130 as mineral property costs. Included in accounts payable and accrued liabilities at March 31, 2007 is $174,857 of mineral property costs.



PARAGON MINERALS CORPORATION

Management's Discussion & Analysis

Second Quarter Ended March 31, 2007

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

Introduction

The following Management Discussion and Analysis of the financial position and results of operations of Paragon Minerals Corporation ("Paragon" or the "Company"), dated May 30, 2007, should be read in conjunction with the unaudited financial statements for the period ended March 31, 2007 and the audited financial statements for the period from incorporation to September 30, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless specified.

Paragon is a Canadian-based junior exploration company engaged in the acquisition, exploration and development of gold and base metal projects, specifically within the Province of Newfoundland and Labrador. The Company has a significant portfolio of gold and base metal exploration properties in Newfoundland, which it is exploring through a combination of partner funded exploration and Company funded exploration. The Company is listed on the TSX Venture Exchange under the symbol "PGR".

The Company's head office and principal business address is Suite 1540 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 and it's registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2V6.

Overview

The Company was incorporated as "Paragon Minerals Corporation" under the Canadian Business Corporations Act ("CBCA") on July 4, 2006 in order to facilitate a Plan of Arrangement under which Rubicon Minerals Corporation ("Rubicon"), a public company whose shares are listed on the Toronto Stock Exchange and American Stock Exchange, would proceed with a reorganization which would have the result of dividing it's mineral assets between three separate public companies: the then existing Rubicon and two newly created companies, namely the Company and CopperCo Resource Corp ("CopperCo"). Upon completion of the Plan of Arrangement on December 8, 2006, the Company acquired the exploration assets held by Rubicon in the Province of Newfoundland & Labrador and the Territory of Nunavut. For additional details on the Arrangement, please refer to the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com.

During the six month period ended March 31, 2007, the Company spent approximately $800,000 on exploration including partner funded projects. Net losses for the six months and three months ended March 31, 2007 were $359,338 and $152,867 respectively.

Significant Events and Transactions

On February 21, 2007, the Barren Lake Property under option to Crosshair Exploration & Mining was returned to the Company. The Company retains a 100% interest in the base metal property.

On March 1, 2007, the Company granted incentive stock options to Directors, Officers, Employees and Consultants of the Company to purchase a total of 1,390,000 common shares at an exercise price of CDN $0.70 per share.

On March 29, 2007, the Company held its Annual General Meeting at the Company's office in Vancouver. All proposed resolutions were passed unanimously.

Effective June 1, 2007, the Company and Mr. Garfield MacVeigh, the Company's Vice-President Exploration, mutually agreed that his management position with the Company would change from Vice-President Exploration to Chief Geologist. In the capacity of Chief Geologist, Mr. MacVeigh would continue to provide technical expertise to the Company's projects and personnel in Newfoundland & Labrador on a regular basis. The Company is preparing a new contract with Mr. MacVeigh to reflect this change in position. Mr. MacVeigh is also a Director of the Company and remains firmly committed to the success of Paragon Minerals Corporation.

Minerals Properties

Pursuant to the Arrangement, Rubicon transferred to the Company its gold and base metal mineral properties located in the Province of Newfoundland & Labrador and the Territory of Nunavut on December 8, 2006. Through this transaction, the Company acquired a total of 27 exploration properties of which four are currently under option to exploration partners and two pending Joint Venture agreements. The properties are further described on the Company website and in Paragon's Management's Discussion and Analysis for period ending December 31, 2006

Exploration Update

Exploration on Company projects during the period focused on two partner-funded drill programs that include the Golden Promise project (Crosshair Exploration & Mining Ltd) and the Huxter Lane project (Meridian Gold Inc). The Company also funded two 100% company-owned projects during the period, which included a nine-hole (2107 metre) diamond drill program on the JBP Linear project and a 1200 sample soil geochemistry program on the Lake Douglas base metal project.

During the six month period ended March 31, 2007, the Company spent $792,056 on exploration (excluding stock based compensation) including $405,035 on its 100% owned properties ($54,000 JEAP grant funded) and $387,021 on optioned out properties, funded by partners.

Results from the exploration work during the period are summarized below with additional project information available on the Company website.

JBP Linear Project (gold)

On January 15, 2007 the Company completed a drill program (nine holes; 2,107 metres) on its 100% owned JBP Linear property located 15 kilometres northwest of Gander, Newfoundland. Previous drilling on the property has identified a significant, gold-bearing vein system at the H-Pond and Pocket Ponds prospects. The drill program, which began on November 22, 2006, was designed to further define the H-Pond zone and to test a new area where a high-grade quartz float occurrence assaying up to 798.87 g/t gold (25.68 oz/t gold) was discovered in December 2005.

A total of seven drill holes (1,439 metres) were completed on the H-Pond Zone and successfully extended the known gold mineralization an additional 250 metres to the south. The mineralization at H-Pond, which is interpreted to have a steep westerly plunge, now extends over a 700 metre strike length and to a depth of 250 metres. The zone is open in all directions. All seven drill holes intersected multiple, mineralized quartz veins over widths up to 18.35 metres (HP-06-34) that are enveloped by intense sericite, chlorite and iron carbonate alteration. Visible gold was recognized in four of the seven drill holes. Two reconnaissance drill holes (HP07-36, HP07-37) were completed on two target areas located 2.5 and 0.8 kilometres northeast and on trend with the H-Pond Prospect. Drill results are available on the Company website.

The current drill program has further established the association of the gold mineralization at H-Pond with a distinct geophysical signature as defined by an orientation Induced Polarization (IP) survey. Subtle IP chargeability highs appear to locate the gold mineralization within distinct IP resistivity lows that mark the surrounding carbonate-sericite alteration. The IP resistivity low associated with the H-Pond gold-bearing altered zones correlate well with a more extensive airborne geophysical resistivity low that the recent drilling has identified as significant linear alteration systems, several of which transect the JBP Linear Property. The Company plans to extend the IP geophysics coverage (approximately 60 line km) in the H-Pond prospect area in June. A follow-up drill program (1500 metres) is planned for August.

Golden Promise Project (gold)

On February 12, 2007, the Company and its partner Crosshair Exploration & Mining Ltd ("Crosshair") completed a Phase II drill program (14 drill holes; 3,073 metres) at the Golden Promise Project located in north-central Newfoundland, approximately 35 kilometres west of Grand Falls-Windsor. The project is being explored under the terms of an option agreement between Paragon and Crosshair, whereby Crosshair can earn a 60% interest by spending $4.0 million over four years including $750,000 firm in the first year of the agreement. Previous drilling on the project has identified a significant gold-bearing vein system at the Jaclyn Main Zone. The Phase 2 program, which started on November 12, 2006, was aimed at further testing this gold-bearing zone.

The Phase II drill program continued to extend the known gold mineralization at the Jaclyn Main Zone by an additional 200 metres to the east and 75 metres to the west. Mineralization within the zone, which is interpreted to have a moderate easterly plunge, now extends over a 750 metres strike length and to a depth of 225 metres. The zone is open along strike and to depth. Thirteen of the fourteen drill holes that intersected the Jaclyn Main Zone contained quartz veining over widths of up to 6.85 metres with visible gold recognized in ten of the drill intercepts. Drill results are available on the Company website.

Paragon and partner Crosshair have reviewed results from the 2006-2007 drilling programs and are preparing plans for additional drilling at the Golden Promise Project. Also, in order to further evaluate the "nugget effect" commonly associated with this style of gold mineralization, the Company and Crosshair are investigating the possibility of selecting suitable area(s) to expose the Jaclyn Main Zone and collecting a mini-bulk sample. The sample is aimed at evaluating the gold-grade continuity within the vein zone. Other targets areas on the property include the Jaclyn North zone, a paralleling gold-bearing quartz vein system that occurs 250 metres northwest of the Jaclyn Main

Huxter Lane Project (gold)

On April 21, 2007, the Company completed a Phase II drill program (7 holes, 1802 metres), on its partner funded Huxter Lane property, located approximately 60 kilometres south of Grand Falls-Windsor, Newfoundland. The Huxter Lane Property is a bulk mineable gold target being explored under the terms of an option agreement between Paragon and Meridian, whereby Meridian can earn up to 55% interest by spending $1.0 million in 3 years and up to 70% interest by making a positive production decision.

The Phase II drill program extended the known gold mineralization of the Mosquito Hill Zone over a strike length of 750 metres and to a vertical depth of 125 metres. Six of the seven drill holes intersected the shallow to moderate-dipping gold-bearing porphyry over drilled widths of 21 to 113 metres (estimated true thickness 21 to 90 metres). The mineralized porphyry typically contains up to 15% disseminated and vein-hosted arsenopyrite-pyrite mineralization. The porphyry remains open along strike and to depth. Highlights of the recent drilling include ***2.00 g/t gold over 16.85 metres*** (HX07-24) and ***0.67 g/t gold over 103.35 metres*** (HX07-20).

Paragon and Meridian are very encouraged by the continuity and thickness of the near surface gold-bearing porphyritic intrusion. The mineralized porphyry remains open along strike and to depth and shows excellent potential for extension. The porphyry is characterized by strong silica, sericite and iron-carbonate alteration with significant sulphide mineralization occurring throughout. The current drill data is being reviewed by both companies and includes an initial metallurgical test on two 15 kg samples from two drill holes (HX07-20 and HX07-24). A Phase III drill program is being planned for 2007.

Lake Douglas Project (base metal)

During the period, the Company completed a 1,333 sample soil geochemistry program over three grids on the 100% company-owned Lake Douglas property. Results from the sampling indicate anomalous to highly anomalous multi-element base metal soil zones on all three grid areas. On the Lake Douglas Grid, where massive sulphides were discovered and trenched in September 2006, a coincident zinc–lead–silver soil anomaly now extends over a strike length of 1.4 kilometres and up to 400 metres wide. The

Flexure Grid and the adjoining LOTW Grid, centered 4.7 kilometres and 6.1 kilometres along strike to the southwest, show well developed zinc-lead- silver-antimony-arsenic over a combined strike length of 4.4 kilometres.

The Company is currently completing an airborne geophysical survey over the property. Geological mapping and sampling programs is scheduled to begin in early June with a 2000 metres drill program planned for late August. Additional information on the Company's exploration projects is available on the Company website at www.paragonminerals.com

Other Properties

In the South Tally Pond area, located immediately southwest of Aur Resources Duck Pond deposit, the Company acquired by map staking, the Higher Levels Prospect. Historically, three drill holes have been completed on the property, one of which contains an 18.5 metre drill intersection of massive sulphides that contains anomalous zinc. The massive sulphide horizon is hosted within a similar geological environment to that of the Duck Pond deposit and the Company's Lemarchant massive sulphide prospect.

Exploration Outlook

The Company's exploration plans for the 3rd and 4th quarter (June to September) will focus on its 100% owned gold projects in the Gander area (JBP Linear, Appleton Linear, New World) and its base metal projects in central Newfoundland, specifically the Lake Douglas, South Tally Pond and Harpoon projects. Planned exploration work over the period includes airborne and ground geophysical surveys, geological mapping and geochemical surveys and approximately 6,000 metres of diamond drilling is anticipated on these five projects.

The Company remains committed to maintaining and attracting exploration partners to advance its portfolio of gold and base metal projects. As of May 24, 2007, the Company has two active exploration partners on four of its projects. The Company is the operator on two of the four partnered projects. The Company anticipates the continued exploration by its partners in 2007 with approximately 3,500 metres of partner-funded drilling planned for the period.

Results of Operations

For the six and three months ended March 31, 2007, the Company incurred net losses of $359,338 and $152,867 respectively. Significant expenses for the six and three months ended March 31, 2007 included:

- $247,609 (six months) $112,428 (three months) in stock based compensation adopted under the plan of arrangement and from new grants in the current quarter.
- $113,748 (six months) $90,971 (three months) in administration salaries and management fees.
- $23,360 (six months) $23,360 (three months) for transfer agent and filing fees including the TSX Venture exchange listing fees and annual fee.
- $23,526 (six months) $15,485 (three months) for investor relations including costs for VP Investor Relations, conference, logo and web site design costs.

The significant costs above were offset by $210,670 in future income tax recoveries related to the renunciation of costs for the flow through program.

As this is the first full year of operations, there is no comparative period.

Selected Quarterly Information

The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars. The Company was incorporated July 4th, 2006, at the beginning of the period ended September 30, 2006 and therefore the figures for that period represent a partial quarter.

	March 31 2007	December 31 2006	Period from July 4 (incorporation) to September 30 2006
	$	$	$
Interest and miscellaneous income	31,880	5,754	-
Net loss	(152,867)	(206,471)	(124,278)
Basic and diluted loss per share *	(0.01)	(0.03)	N/A

* - no shares had been issued as of September 30, 2006.

Liquidity and Capital Resources

As at March 31, 2007, the Company had cash and cash equivalents and short term money market investments of $2.8 million compared to $5,722 at September 30, 2006. Working capital was $3.1 million at March 31, 2007. The increase in cash is due to the financing described below.

Other sources of funds, during the quarter, included recovery of exploration costs and administration fees from optionees of the Company's properties - $468,312.

If the Company is to continue its planned operations and exploration expenditures, it will require further equity financing at some time in the following 12 months. The Company's ability to finance is dependent upon various risk factors including market conditions and results of exploration programs.

Financing

The Company completed a $4.04 million non-brokered private placement on September 7, 2006. All funds from the private placement were held in escrow pending completion of the Plan of Arrangement and were released on December 8, 2006. The financing included the issue of 3,179,000 non-flow-through units at $0.50 per unit and 4,092,168 flow-through shares at $0.60 per share. Each non-flow-through unit consists of one common share and one warrant. Each warrant entitles the holder to purchase an additional common share for an exercise price of $1.00 for a period of two years. Proceeds of $2.45 million, received for flow-through shares, are to be used exclusively for Canadian Exploration Expenditures to be completed by December 31, 2007. At the period end, $2,026,156 of this commitment remained outstanding.

Significant investors in this financing included Altius Resources Inc. - $1.9 million and Sprott Asset Management - $400,000.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than that which is disclosed under note 8(c) "NRD Agreement", of the financial statements.

Related Party Transactions

The Company shares a director, David Adamson and the CFO, Robert Lewis, with Rubicon Minerals Corporation and as such, Rubicon is a related party. In addition, Paragon's CEO, Michael Vande Guchte, provides advisory services to Rubicon on a 25% time basis. The Company currently has a cost sharing arrangement with Rubicon for office facilities and administrative services. See note 10 to the financial statements for additional details.

Critical Accounting Policies

The Company's significant accounting policies are described in Note 2 of the March 31, 2007 interim financial statements. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of mineral property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of compensatory warrants or agents stock options are calculated and recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. Employee and consultant options are expensed over the period in which related services are rendered. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions and estimates including the Company's future stock volatility, expected life of options granted, and the risk free interest rate. The Company believes its estimates are reasonable under the circumstances.

Flow-through share renunciations

Upon the renunciation of the tax benefits of exploration expenditures to flow-through shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of the tax deduction transferred to shareholders. In instances where the Company has available tax loss carry

forwards or other deductible temporary differences, the benefits of which have not previously been recognized, those benefits will be re-instated and credited to income in the period of renunciation.

Changes in Accounting Policies including Initial Adoption

Comprehensive Income, Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530

Effective October 1, 2006, the Company adopted new handbook Section 1530, which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Equity, CICA Handbook Section 3251

Effective October 1, 2006, the Company adopted new handbook Section 3251 which establishes standards for the presentation of equity and changes in equity during a reporting period as a result of the comprehensive income reporting requirements of new Section 1530.

Financial Instruments, CICA Handbook Section 3855

Effective October 1, 2006, the Company adopted new handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

None of the above new accounting standards have a significant impact on the Company's business or financial statements.

Outstanding Share Data

As at May 30, 2007, the Company had the following common shares, stock options and warrants outstanding:

Issued and Outstanding Common shares	20,677,071
Stock options	
Plan of Arrangement Distribution Options*	604,468
Options granted during the period	1,445,000
Warrants	
Plan of Arrangement Distribution Warrants* (including embedded in units)	390,038
Paragon Private Placement Warrants	3,179,000
Fully diluted shares outstanding	26,295,577

* Warrant and Option obligations accepted by Paragon pursuant to the Plan of Arrangement.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risk. While risk management cannot eliminate the impact of potential risks, the Company strives to manage such risks to the extent possible and practical. The following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. The Company properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Title

There is no guarantee that title to properties in which Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company currently conducts exploration activities in the Canadian Province of Newfoundland and Labrador. Such activities are subject to various laws, rules and regulations governing the protection of the environment. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping. Environmental hazards may exist on the Companies properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Governmental Regulation

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

Qualified Person

The JBP Linear project work was carried out by Paragon geologists, Amy Newport and Steve House, and supervised by Qualified Person David Copeland, M.Sc., P.Geo. All drill holes were NQ size. Core samples were cut in half on site and half of each sample interval was shipped to Eastern Analytical Limited of Springdale, Newfoundland for gold analysis. Gold assays were carried out by metallic screen fire assay method and 1 A.T. fire assay at Eastern Analytical Limited. Blanks and gold standards were inserted into the sample stream once every 20 samples. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. ALS Chemex of North Vancouver, BC completed multi-element analyses and gold check assays on sample pulps. Sample batches were reanalyzed if any aberrations in the data were observed.

The Golden Promise Project work was carried out by David Mullen, Consulting Geologist to Paragon and supervised by Qualified Person David Copeland, M.Sc., P.Geo. All drill holes were NQ size. Drill core samples were cut in half on site and half of each sample interval was shipped to Eastern Analytical Limited of Springdale, Newfoundland for gold analysis. Gold assays were carried out by metallic screen fire assay method and 1 A.T. fire assay at Eastern Analytical Limited. Blanks and gold standards were inserted into the sample stream once every 20 samples. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. ALS Chemex of North Vancouver, BC completed multi-element analyses and gold check assays on sample pulps. Sample batches were reanalyzed if any aberrations in the data were observed.

The Huxter Lane Project work was carried out by and supervised by Qualified Person Steve House, B.Sc., P.Geo. All drill holes were NQ size. Drill core samples were cut in half on site with half of each sample interval submitted to Eastern Analytical Limited of Springdale, NL for gold analysis. Gold assays were carried out by 1 A.T. fire assay at Eastern Analytical Labs. Blanks and gold standards were inserted into the sample stream once every 20 samples. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. ALS Chemex of North Vancouver, BC completed multi-element analyses and gold check assays on sample pulps. Sample batches were re-analyzed if any aberrations in the data were observed.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the 3 months ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Forward Looking Statements

The Company's interim financial statements for the 6 months ended March 31, 2007 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation, liquidity and effects of accounting policy changes. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Form 52-109F2 - Certification of Interim Filings

I, Michael Vande Guchte, CEO of Paragon Minerals Corporation certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Paragon Minerals Corporation, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or *omit* to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining *disclosure* controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007.

"Michael Vande Guchte"

CEO, Paragon Minerals Corp.

Form 52-109F2 - Certification of Interim Filings

I, Robert Lewis, CFO of Paragon Minerals Corporation certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Paragon Minerals Corporation, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or *omit* to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining *disclosure* controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007.

"*Robert Lewis*"

CFO, Paragon Minerals Corp.

NEWS RELEASE

PARAGON
MINERALS CORPORATION

PR06-01 December 11, 2006

PARAGON MINERALS ANNOUNCES COMPLETION OF NEWFOUNDLAND SPINOFF

Paragon Minerals Corporation ("Paragon") is pleased to announce that Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX; "Rubicon") has now closed its Plan of Arrangement (the "Arrangement"), effective December 8, 2006. The Arrangement was undertaken by Rubicon to complete the separation of its Red Lake Assets, its Newfoundland Assets, and its African Kalukundi Copper-Cobalt asset.

As a result of the Arrangement and with respect to Paragon, all Rubicon shareholders who hold Rubicon shares on the Share Distribution Record date (December 19, 2006) will automatically receive one new common share of Paragon in exchange for every six common shares of Rubicon held by such shareholder. Pursuant to the Arrangement, Paragon acquired all of Rubicon's Newfoundland assets.

Paragon has raised total proceeds of $4,044,800 through a non-brokered private placement consisting of 4,092,168 Flow-Through Special Warrants at a price of $0.60 per special warrant and 3,179,000 Non Flow-Through Special Warrants at a price of $0.50 per special warrant. Under the Arrangement, each Paragon Flow-Through Special Warrant automatically converted into one flow-through Paragon common share, and each Paragon Non Flow-Through Special Warrant automatically converted into one non flow-through Paragon common share and one non flow-through Paragon share purchase warrant, with one whole non flow-through Paragon share purchase warrant entitling the holder to purchase one additional non flow-through Paragon common share at a price of $1.00 for a term of two years.

As a result of the Arrangement becoming effective, 20,322,922 common shares of Paragon are issued and outstanding. Altius Resources Inc ("Altius") is Paragon's largest shareholder with 16.2% of Paragon's issued and outstanding shares immediately following the Arrangement, as a result of Altius' participation in the Paragon financing.

The common shares of Paragon have been conditionally accepted for listing by the TSX Venture Exchange and will be listed under the symbol "PGR", subject to satisfaction of customary conditions of the Exchange, including filing of all required documentation. The TSX Venture Exchange will issue a notice confirming the date on which the Paragon common shares will be posted for listing.

For further information on the Arrangement and Paragon financing see Rubicon's News releases dated December 8, November 28, September 11 and June 22, 2006 and filed on SEDAR.

PARAGON MINERALS CORPORATION

Michael Vande Guchte

President & CEO

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding Rubicon's Plan of Arrangement and in particular post-Effective Date matters such as the distribution of shares of Paragon and the anticipated commencement of trading of Paragon's common shares on the TSX Venture Exchange.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals (including satisfaction of listing and other conditions imposed by stock exchanges), and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol : PGR PR06-02 December 15, 2006

PARAGON MINERALS CORPORATION TO BEGIN TRADING ON THE TSX VENTURE EXCHANGE

Paragon Minerals Corporation ("Paragon") is pleased to announce that Paragon will begin trading on the TSX Venture Exchange on Friday, December 15th, 2006 under the symbol PGR – TSX.V. Paragon was formed in July 2006 to facilitate the spinout by Rubicon Minerals Corporation ("Rubicon"; RMX-TSX; RBY-AMEX) of its Newfoundland assets by way of Plan of Arrangement, which was completed on December 8, 2006. Paragon has approximately CDN$4.0 million in cash and, upon listing on the TSX Venture Exchange will have 20,322,922 common shares issued and outstanding. Altius Resources Inc ("Altius") is Paragon's largest shareholder with 16.2% of issued and outstanding shares as a result of its participation in the Paragon private placement financing which completed in September, 2006 (see Rubicon News Release dated September 11, 2006).

About Paragon Minerals Corporation

Paragon Minerals Corporation (PGR-TSX.V) is a new junior exploration company engaged in the acquisition, exploration and development of mineral properties, specifically in Newfoundland and Labrador. The company has a dedicated technical team and an impressive portfolio of gold and base metal projects that have excellent potential for mineral deposit discovery. Paragon also provides shareholder exposure to exploration success through strategic partnerships with other senior and junior mining companies on its properties. Six projects are currently under option to Meridian Gold and Crosshair Exploration & Mining and two projects are subject to Joint Venture agreements with Xstrata (formerly Falconbridge).

Exploration Plans

Paragon has extensive exploration programs planned for the next 12 months. Approximately $3.5 million in exploration spending is planned for the company's projects in 2007, of which 40% is estimated to come from partner funded exploration projects. A minimum of 12,000 metres of drilling is planned on seven projects in 2007, with two projects currently being drilled (see below). Key projects include:

Gold projects

- A 3000-metre drill program is in progress on the Golden Promise project. Previous drilling has identified a significant gold-bearing vein system, the Jaclyn Main Zone over a strike length of 475 metres and 192 metres depth. Drill intersections include **17.69 g/t gold over 2.30 metres and 93.71 g/t gold over 1.40 metres including 327.97 g/t gold over 0.40 metres.** The property is under option to Crosshair Exploration & Mining ("Crosshair"; CXX – TSX.V), whereby Crosshair can earn a 60% interest in the property by spending $4.0 million over four years. Crosshair is completing its first year expenditure commitment of $750,000.

- A 2000-metre drill program is in progress on the 100% company owned JBP Linear project, located 13 kilometres west of the town of Gander. **Previous drill results (28 holes) include 16.23 g/t gold over 2.4 metres.** Drilling is targeting the previously drilled H-Pond prospect and a new prospect area (Area 799) located 2.7 km northeast of the H-Pond prospect where samples of a large (80 cm by 75 cm by 65 cm) angular **gold bearing boulder assayed up to 25.68 oz/t gold (798.87 g/t gold).** The JBP Linear is a turbidite hosted gold prospect that is interpreted to show strong similarities to the 18 million ounce Bendigo gold trend in Southeast Australia.

- The Huxter Lane Property is under option to Meridian Gold ("Meridian", MDG-NYSE; MNG-TSX), whereby Meridian can earn a 55% interest by spending $1.0 million over three years. Meridian recently completed a **first phase drilling program (18-hole, 2,239 metres) that intersected 2.21 g/t gold over 35.0 metres and**

1.07 g/t gold over 28.6 metres demonstrating the bulk tonnage gold potential of the project. A follow-up winter drill program, targeting a bulk tonnage intrusive-related gold deposit is being planned.

- Approximately 2500 metres of drilling will be completed on several other exploration stage gold targets.

Base Metal projects

- The 100% controlled Lake Douglas massive sulphide project will be a key focus for Paragon in 2007. Fieldwork in 2006 exposed a massive sulphide horizon within an up to 2.5 metre thick mineralized zone over a strike length of 60 metres. **Significant assay results include 10.80% lead, 5.80% zinc, and 106.2 g/t silver over 0.60 metres and 5.40% lead, 4.40% zinc, 65.1 g/t silver, and 0.49% copper over 0.55 metres.** The massive sulphide mineralization is coincident with an open-ended lead and zinc soil anomaly, which extends for 1200 metres and is up to 400 metres wide. The company is planning to complete airborne geophysics, geological mapping and 2000 metres of drilling.

- The South Tally Pond project is a recent acquisition from Altius and is part of the Tally Pond volcanic belt that hosts the Duck Pond deposit currently being brought into production by Aur Resources. The South Tally Pond property hosts a number of VMS-style alteration zones from which both base and precious metal rich drill intersections have been returned. Through control of the South Tally Pond project and the 100% controlled Harpoon project, Paragon has the largest land holdings in the Tally Pond volcanic belt. The company is compiling data and planning an exploration program.

- The Seal Bay project is a Joint Venture with Xstrata (XTA.L; XTA.S) and contains a large rhyolite-hosted mineralized and altered zone that offers excellent potential for the discovery of a large copper-zinc massive sulphide deposit. Significant assay results to date include 0.80% Zn and 0.16 g/t Au over 89.10 metres and 1.04% Cu, 0.78% Zn and 36.08 g Ag over 9.15 metres.

- The 100% controlled zinc-rich Winter Hill massive sulphide project acquired in November of this year has reported high grade zinc intersections of 6.17 % Zn over 11 metres and a mineralized horizon which has been discontinuously mapped along a 3.5 kilometre strike length In addition, new discoveries by Paragon prospectors in the area require follow up.

- The Victoria Lake massive sulphide project is located adjacent to the Messina's Boomerang discovery and is actively being explored by partner Crosshair. Crosshair recently completed a 2197-metre drill program on the property (results pending).

Paragon will carry out aggressive exploration programs to advance it's highly prospective portfolio of exploration properties to discovery, continue to generate new exploration opportunities, and continue to create strategic partnerships on its projects to provide shareholders a greater potential for success with less risk to company capital. Additional information on the company will be available next week on the company website at www.paragonminerals.com.

PARAGON MINERALS CORPORATION

Michael Vande Guchte

____
President & CEO

The results of the Golden Promise, JBP Linear, Lake Douglas, and Huxter Lane projects summarized herein refer to previously released information by Rubicon Minerals Corporation and supervised by Qualified Person David Copeland, M.Sc., P.Geol.,who at the time was Exploration Manager for Rubicon Minerals Corporation and is now Exploration Manager for Paragon Minerals Corporation. For further information on these results see Rubicon's News releases dated May 2, 2006, August 2, 2006, September 11, 2006, and November 1, 2006 and filed on SEDAR.

The results of the Seal Bay and Winter Hill Projects summarized herein were obtained from historical information prepared by Rubicon (November 1998) and Noranda (November 1990), respectively and filed as Assessment Work with the Newfoundland & Labrador Department of Mines and Energy. Such information and Assessment Work pre-dated the coming into force in 2001 of National Instrument 43-101 "Standards of Disclosure for Mineral Projects" and accordingly, should not be regarded as compliant with NI 43-101.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding the anticipated commencement of trading of Paragon's common shares on the TSX Venture Exchange, future exploration programs and joint venture partner participation. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

NEWS RELEASE
December 22, 2006

Altius Resources Inc. Announces Filing of Early Warning Report

St. John's, Newfoundland and Labrador – Altius Resources Inc. ("Altius"), a wholly owned subsidiary of Altius Minerals Corporation (ALS – TSXV), reports that it has filed an early warning report dated December 20, 2006 (the "Report") advising of its holdings in Paragon Minerals Corporation ("Paragon"), a company formed effective December 8, 2006 by the Plan of Arrangement of Rubicon Minerals Corporation, as more particularly described in a news release of Paragon dated December 11, 2006.

As a result of a private placement, Altius received 2,500,000 shares of Paragon at $0.60 per share, and 800,000 units at $0.50 per unit. Each unit consists of one common share and one share purchase warrant with an exercise price of $1.00 and an expiry date of two years. Altius also acquired 250,000 common shares at a deemed price of $0.60 per share pursuant to a property option agreement with Paragon. These securities represent 17.4% of the issued and outstanding common shares of Paragon.

Altius may acquire further securities of Paragon in the future.

For further information contact:
Brian Dalton
President
Altius Resources Inc.
Phone 1-877-576-2209

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol : PGR **PR07-01 January 22, 2007**

PARAGON AND CROSSHAIR EXPAND HIGH-GRADE GOLD MINERALIZATION AT GOLDEN PROMISE PROJECT

- Jaclyn Main Zone extended by 150 metres; assays up to 20.65 g/t gold over 1.60 metres -

- Phase 1 drilling at Victoria Lake outlines Multiple Prospective VMS Environments -

Paragon Minerals Corporation ("Paragon") is pleased to announce that drill results from the partner-funded, Phase 2 drill program at the Golden Promise Project, located 35 kilometres west of Grand Falls–Windsor in central Newfoundland, continues to expand the high grade gold mineralization at the Jaclyn Main Zone.

Paragon is also pleased to report the results of the partner funded, Phase 1 drill program at the Victoria Lake VMS Project, situated approximately 120 kilometres southwest of Grand Falls–Windsor. This first phase of drilling has successfully outlined multiple zones of intensely altered, sulphide-bearing felsic volcanic rocks that are strongly suggestive of a volcanogenic massive sulphide (VMS) environment.

The Golden Promise Project is being explored under the terms of an option agreement between Paragon and Crosshair Exploration and Mining Ltd. ("Crosshair"), whereby Crosshair can earn a 60% interest by spending $4.0 million over four years including $750,000 firm in the first year of the agreement. Previous drilling has identified a significant gold-bearing vein system at the Jaclyn Main Zone. The current drill program is aimed at further testing the Jaclyn Main Zone and extending its strike and depth extent.

The Victoria Lake Project is under option to Crosshair Exploration and Mining Corp. ("Crosshair" TSX-V: CXX) whereby Crosshair can earn a 60% interest by spending $1.75 million over four years. Previous exploration on the property has identified a significant geological environment that is highly permissive for volcanogenic massive sulphide (VMS) base-metal deposits similar to those seen elsewhere in the Victoria Lake volcanic belt.

Golden Promise Project Drilling

Paragon and partner Crosshair have completed 1,582 metres (7 drill holes) of a planned 3000 metres drill program which is focused on expanding the gold mineralization of the Jaclyn Main Zone. To date, the Phase 2 drill program has extended the known gold mineralization an additional 150 metres to the east. The Jaclyn Main Zone is interpreted to have a moderate easterly plunge and now extends over a 625 metre strike length and to a depth of 225 metres. The Zone is open along strike and to depth. All seven drill holes completed to-date have intersected the Jaclyn Main Zone over widths of up to 6.85 metres (core length) with visible gold recognized in five of the intercepts. Significant results include:

GP06-62: 8.31 g/t gold over 1.20 metres, including 21.50 g/t gold over 0.45 metres;
GP06-63: 5.58 g/t gold over 0.40 metres and 1.16 g/t gold over 0.40 metres and 3.02 g/t gold over 0.40 metres;
GP06-65: 20.65 g/t gold over 1.60 metres, including 55.03 g/t gold over 0.60 metres;
GP06-66: 11.90 g/t gold over 1.05 metres, including 21.87 g/t gold over 0.55 metres;
GP06-68: 4.74 g/t gold over 1.45 metres, including 11.57 g/t gold over 0.55 metres.

Drill results continue to demonstrate the presence and continuation of the high-grade gold mineralization of the Jaclyn Main Zone. Drilling resumed on January 8th to complete the remaining 1,418 metres (6 holes) of the Phase 2 drill program on the Golden Promise Property.

Victoria Lake Project Drilling

A total of eleven drill holes (2,197 metres) were completed in four grid areas, three of which are underlain by highly prospective volcanic rocks similar to those hosting the nearby Boomerang Cu-Pb-Zn massive sulphide deposit being explored by Messina Minerals. Three of the grid areas tested, the Long Lake, Swamp, and Henry Waters, intersected up to 153 metre wide intervals of strongly altered and mineralized (locally up to 50% semi-massive to

stringer pyrite containing minor base metal sulphides) volcanic rocks indicative of a proximal massive sulphide system. Borehole EM is being considered by Crosshair for several holes to help guide future drilling.

The strongest alteration and sulphide mineralization was returned from the Long Lake target area where five drill holes, totaling 1,315 metres were completed. Drill hole LL-06-03 intersected 153 metres of strongly altered felsic volcanic rock containing up to 25% disseminated to stringer sulphide mineralization including minor base metal sulphides. Drill hole LL-06-05, located approximately 500 metres to the southwest of LL-06-03 showed a significant increase in alteration and mineralization over 122 metres with local, up to 50% semi-massive bands over narrow intervals. Anomalous base metal mineralization was encountered within the altered sections.

Four drill holes (567 metres) were completed on the Swamp Grid, located approximately 5 kilometres north of the Long Lake grid. All four drillholes intersected intensely altered and pyritic felsic volcanic rocks containing significant concentrations of disseminated to stringer zinc mineralization. The best results were from drill hole SG-06-04 where up to 1.29% zinc, 0.52% zinc, 0.59% zinc and 0.55% zinc was intersected in four 0.50 metre wide intervals within a 63 metre sequence of altered felsic volcanic package. A single drill hole (134 metres) on the Henry Waters Grid returned 1.31% zinc over a 1.0 metre interval within a broader, 52-metre thick zone of altered and sulphide-bearing felsic volcanic rocks.

This first phase of drilling on the Victoria Lake property was very successful in outlining multiple zones of strongly altered, sulphide-bearing felsic volcanic rocks that are suggestive of a significant volcanogenic massive sulphide environment The property is located in a belt of highly prospective rocks with known prospects and deposits of high grade Cu-Pb-Zn-Au-Ag mineralization. The encouraging results from this widely spaced drilling program will be followed up with additional drilling.

The Golden Promise Project work is being carried out by David Mullen, Consulting Geologist to Paragon and supervised by Qualified Person David Copeland, M.Sc., P.Geo. All drill holes were NQ size. Core samples were cut in half on site and half of each sample interval was shipped to Eastern Analytical Limited of Springdale, Newfoundland for gold analysis. Gold assays were carried out by metallic screen fire assay method and 1 A.T. fire assay at Eastern Analytical Limited. Blanks and gold standards were inserted into the sample stream once every 20 samples. Multi-element analyses and gold check assays were completed on sample pulps by ALS Chemex in North Vancouver, BC. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. Sample batches were reanalyzed if any aberrations in the data were observed. Check assays have been received and show acceptable correlation with the Eastern Analytical results.

The Victoria Lake Project work is being carried out by Paragon Minerals personnel and supervised by Qualified Person David Copeland, M.Sc., P.Geo. Sampling procedures at Victoria Lake include cutting the core sample (BTW size – 42 mm diameter) in half on site and shipping the sealed samples to Accurassay Laboratories in Gambo, Newfoundland for prep and then shipped to Accurassay's analytical lab in Thunder Bay, Ontario for multi-acid digestion ICP, gold and selected major oxide whole rock analysis. Every batch of 20 samples contained one known base metal standard and one "blank" sample. David Copeland, Exploration Manager for Paragon, a qualified person under National Instrument 43-101, has reviewed the technical information in this press release.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company is focused on gold and base-metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Paragon was recently listed on the TSX Venture Exchange following completion of the Plan of Arrangement by Rubicon Minerals Corporation.

PARAGON MINERALS CORPORATION

Michael Vande Guchte

____

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6


West
East
Jaclyn Main Zone
4800E
4850E
4900E
4950E
5000E
5050E
5100E
5150E
5200E
5250E
5300E
5350E
5400E
5450E
5500E
5550E
5600E
100 m
50m
0 m
-50 m
-100 m
GP07-P70
GP07-P71
GP07-P72
GP07-P69
GP07-P73
GP07-P74
Legend
Gram Metre Product (grade X core length)
0.05 - 1.00
1.01 - 7.50
7.51 - 15.00
> 15.01
Summer 2006 drillhole
Phase2 drillhole
Visible gold bearing intercept
PARAGON MINERALS CORPORATION
GOLDEN PROMISE PROJECT
JACLYN MAIN ZONE
VERTICAL LONGITUDINAL SECTION
Viewing Grid N (340°)
Grade (g/t Au) x core length (m)
0
50 metres


N
W
E
S
Zinc Zone
Boomerang and Domino Deposits
5360000N
480000 E
Henry Waters Grid
Swamp Grid
Long Lake Grid
DPS Grid
Victoria Lake (Henry Waters)
Long Lake
Victoria Lake
HW-06-01
HW95-1
SG-06-04
SG-06-02
SG-06-03
SG-06-01
VL96-1
VL96-3
VL96-2
LL-06-03
LL-06-04
LL-06-02
LL-06-05
LL-06-01
DPS-06-01
Legend
Diorite/Gabbro
Basalt (Harmsworth Steady)
Mafic volcanics
Mafic Volcanics and sediments
Black Shale, siltstone, tuffaceous sediments
Clastic sediment
Altered Felsic Volcanics (Silica-Sericite-Pyrite)
Felsic volcanics and tuffaceous sediments
Victoria Lake Project Licences
Other Map-staked Licences
LL-06-01
Diamond drillhole
HW95-1
Historic diamond drillhole
Victoria Lake Project
Geology modified from Arseneau (1994)
PARAGON MINERALS CORPORATION
NTS 12A/06
VICTORIA LAKE PROJECT
GEOLOGY AND DRILL LOCATIONS
2 km
UTM NAD27 Zone21
January 2007

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706
Paragon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol : PGR   PR07-02   February 12, 2007

Paragon Expands High-Grade Gold Mineralization at JBP Linear Project

- H-Pond Zone extended by 250 metres; assays up to 12.29 g/t gold over 1.05 metres -

Paragon Minerals Corporation (PGR:TSX-V) is pleased to announce the results of a recently completed diamond drill program (nine holes, 2,107 metres) on its 100% owned JBP Linear property located 15 kilometres northwest of Gander, Newfoundland. Previous drilling on the property has identified a significant, gold-bearing vein system at the H-Pond and Pocket Ponds prospects. Significant results from previous drilling (core length) include **11.70 g/t Au over 3.40 metres (HP-04-03); 8.73 g/t Au over 2.10 metres (HP-04-04); 9.79 g/t Au over 1.15 metres (HP-05-15) and 1.02 g/t Au over 44.45 metres (HP-04-01)**. The current drill program was designed to further define the H-Pond Zone and to test a new area where a high-grade quartz float occurrence assaying up to 798.87 g/t gold (25.68 oz/t gold) was discovered in December 2005.

H-Pond Drilling

Paragon completed seven drill holes (1,439 metres) on the H-Pond Zone and successfully extended the known gold mineralization 250 metres to the south. The mineralization at H-Pond, which is interpreted to have a steep westerly plunge, now extends over a 700 metre strike length and to a depth of 250 metres. The zone is open in all directions. All seven holes intersected multiple, mineralized quartz veins over widths up to 18.35 metres (HP-06-34) that are enveloped by intense sericite, chlorite and iron carbonate alteration. Visible gold was recognized in four of the drill holes. Significant results (core length) include:

HP06-29: **6.58 g/t gold over 1.00 metre** within a broader zone of 2.41 g/t gold over 4.80 metres;
HP06-30: 1.12 g/t gold over 1.00 metres within a broader zone of 0.44 g/t gold over 5.00 metres;
HP06-32: 6.63 g/t gold over 0.60 metres within a broader zone of 0.96 g/t gold over 9.45 metres;
HP06-33: 2.73 g/t gold over 0.50 metres;
HP06-34: 6.43 g/t gold over 0.4 metres within a broader zone 0.79 g/t gold over 10.00 metres; and
HP06-35: **12.29 g/t gold over 1.05 metres** within a broader zone of 6.15 g/t gold over 2.30 metres

New Target Areas

Two reconnaissance drill holes (HP07-36, HP07-37) were completed on two target areas located 2.5 and 0.8 kilometres northeast and on trend with the H-Pond Prospect.

Drillhole HP06-36 (303 metres), located 2.5 kilometres northeast of the H-Pond, targeted the area of the 2005 high-grade gold float discovery. The target area is marked by intensely iron carbonate and sericite-altered sediments exposed by trenching in 2006 and a coincident, broad (75 metre) airborne geophysical resistivity low. Drilling intersected a robust, sericite-carbonate altered zone over 41.5 metres that contained a 6.1 metre wide pyrite-arsenopyrite-bearing quartz vein zone. Assay results of the vein zone include 1.15 g/t gold over 0.30 metres. The source of the high-grade float remains unexplained, but is interpreted to be associated with the robust alteration and veining intersected in drilling.

HP06-37 (365 metres) was collared 800 metres north and on trend with the H-Pond prospect. The drill hole targeted a distinct airborne geophysical resistivity low, coincident with iron-carbonate altered sediments and gold soil geochemical anomalies. Drilling successfully intersected broad zones of iron carbonate altered sediment that contain up to 15.5 metre wide quartz-veined zones. No significant gold assays were encountered.

Drilling at the H-Pond Zone continues to return encouraging, economically significant intercepts that are linked by extensive and robust iron carbonate and sericite alteration systems over a minimum strike length of 5.3 kilometres from the Pocket Pond prospect in the south to the high-grade gold float prospect to the north. Other gold showings to the south of Pocket Pond extend the gold system another 5.7 kilometres to the south for a total strike length of 11.8 kilometres. The higher-grade gold drill intercepts at H-Pond are typically contained within broader, quartz-veined zones that also carry gold mineralization.

The current drill program has established the association of the gold mineralization at H-Pond with a distinct geophysical signature as defined by an orientation Induced Polarization (IP) survey. Subtle IP chargeability highs appear to locate the gold mineralization within distinct IP resistivity lows that mark the surrounding carbonate-sericite alteration. The IP resistivity low associated with the H-Pond gold-bearing altered zones correlate well with a more extensive airborne geophysical resistivity low that the recent drilling has identified as significant linear alteration systems, several of which transect the JBP Linear Property.

The JBP Linear Project consistently demonstrates the potential to be a significant, turbidite-hosted (orogenic) gold system. The next phase of drilling at H-Pond will be guided by an expanded IP survey to be completed in March on the H-Pond and Pocket Ponds area. Paragon will also investigate the near surface bulk tonnage potential of these systems by selecting suitable areas to expose the gold-bearing vein zones at surface and provide suitable sample size to evaluate the obvious high-grade nugget effect of this style of mineralization to plan future exploration.

The JBP Linear work was carried out by Paragon geologists, Amy Newport and Steve House, and supervised by Qualified Person David Copeland, M.Sc., P.Geo. All drill holes were NQ size. Core samples were cut in half on site and half of each sample interval was shipped to Eastern Analytical Limited of Springdale, Newfoundland for gold analysis. Gold assays were carried out by metallic screen fire assay method and 1 A.T. fire assay at Eastern Analytical Limited. Blanks and gold standards were inserted into the sample stream once every 20 samples. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. Sample batches were reanalyzed if any aberrations in the data were observed. Check assays have been returned and adequately reproduce results of the initial assays.

Paragon is pleased to acknowledge the financial assistance provided by the Government of Newfoundland and Labrador's Junior Exploration Assistance Program for the drilling program at JBP Linear Project

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The Company is focused on gold and base metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Additional information on the company is available on the Company website at www.paragonminerals.com.

PARAGON MINERALS CORPORATION

Michael Vande Guchte

____

President & CEO

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals (including satisfaction of listing and other conditions imposed by stock exchanges), and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol : PGR PR07-03 February 27, 2007

Paragon and Meridian to begin Phase 2 drill program at Huxter Lane Gold project

- Drilling Planned to Expand Mosquito Hill Zone – 2.21 g/t gold over 35 metres -
- Additional Geophysical Targets to be tested -

Paragon Minerals Corporation ("Paragon", PGR.TSX-V) and partner Meridian Gold Inc. ("Meridian", MDG-NYSE; MNG-TSX) are pleased to announce that a Phase 2 drilling program (5 holes; 1,600 metre) on the Huxter Lane gold project is scheduled to begin in early March, 2007. The project is located 60 kilometres south of Grand Falls–Windsor in central Newfoundland.

The Huxter Lane Project is being explored under the terms of an option agreement between Paragon and Meridian, whereby Meridian can earn a 55% interest by spending $1.0 million over three years. The partner-funded, Phase 2 drill program is aimed at further testing and expanding the Mosquito Hill Zone and testing of geophysical and geochemical targets within the Mosquito Hill area. The target is a bulk tonnage intrusive-related gold deposit.

Mosquito Hill Zone

In October 2006, Meridian completed a Phase 1 drill program (18-hole 2,239 metres) that outlined the mineralized porphyry at Mosquito Hill over a strike length of 450 metres and to a vertical depth of 186 metres (see Rubicon Minerals Corporation news release dated November 2, 2006). Fourteen of the eighteen drill holes targeted and intersected the shallow to moderate-dipping mineralized porphyry sill over widths of 20 to 66 metres (estimate 35-40 metres true thickness). The porphyry contains up to 15% arsenopyrite-pyrite mineralization throughout and is open along strike and at depth. Highlights from the Phase 1 program include 2.21 g/t gold over 35.0 metres (HX06-16) and 1.07 g/t gold over 28.60 metres (HX06-01).

The Huxter Lane project work is being carried out and supervised by Qualified Person Steve House, B.Sc., P.Geo.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company is focused on gold and base-metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Paragon was listed on the TSX Venture Exchange on December 15, 2006 following completion of the Plan of Arrangement by Rubicon Minerals Corporation.

PARAGON MINERALS CORPORATION

"Michael Vande Guchte"

President & CEO

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.

Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those

in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol : PGR PR07-04 March 01, 2007

Paragon and Crosshair Continue to Extend Gold Mineralization on Golden Promise Project

- Jaclyn Main Zone extended by 275 metres; assays up to 20.65 g/t gold over 1.60 metres -

Paragon Minerals Corporation ("Paragon", PGR.TSX-V) is pleased to report drill results from the partner-funded, Phase 2 drill program at the Golden Promise Project, located 35 kilometres west of Grand Falls–Windsor in central Newfoundland. The Golden Promise Project is being explored under the terms of an option agreement between Paragon and Crosshair Exploration & Mining Ltd. ("Crosshair"; CXX.TSX-V), whereby Crosshair can earn a 60% interest by spending $4.0 million over four years including $750,000 firm in the first year of the agreement. Previous drilling has identified a significant gold-bearing quartz vein system at the Jaclyn Main Zone with the current drill program continuing to extend the high-grade gold mineralization of this zone

The Phase 2 drilling program (14 holes, 3,073 metres) has successfully extended gold mineralization of the Jaclyn Main Zone an additional 200 metres to the east and 75 metres to the west. The Jaclyn Main Zone, which is interpreted to have a moderate easterly plunge, now extends over a strike length of 750 metres and to a depth of 225 metres. The zone is open along strike and to depth. Thirteen of the fourteen drill holes intersected the gold-bearing quartz vein zone over widths of up to 6.85 metres (core length). Visible gold was recognized in ten of the fourteen drill intercepts. Significant results (over core length) of the Phase 2 drill program are outlined below:

GP06-62*: 8.31 g/t gold over 1.20 metres including 21.50 g/t gold over 0.45 metres;
GP06-63*: 5.76 g/t gold over 0.40 metres and 1.16 g/t gold over 0.40 metres and 3.02 g/t gold over 0.40 metres;
GP06-65*: 20.65 g/t gold over 1.60 metres including 55.03 g/t gold over 0.60 metres;
GP06-66*: 11.90 g/t gold over 1.05 metres including 21.87 g/t gold over 0.55 metres;
GP06-68*: 4.74 g/t gold over 1.45 metres including 11.57 g/t gold over 0.55 metres
GP07-70 : 3.41 g/t gold over 1.85 metres including 7.29 g/t gold over 0.85 metres and 15.49 g/t gold over 0.40 metres;
GP07-71 : 1.33 g/t gold over 2.10 metres including 6.21 g/t gold over 0.40 metres;
GP07-74 : 3.88 g/t gold over 1.35 metres including 5.16 g/t gold over 0.45 metres; and
GP07-75 : 0.98 g/t gold over 1.45 metres including 2.49 g/t gold over 0.50 metres
(previously reported drill holes – see Paragon News Release dated January 22, 2007)*

The Phase 2 drill program focused exclusively on the Jaclyn Main Zone, where the presence and width of the gold-bearing quartz vein zone remains very encouraging. Further drilling is required to better understand the distribution of gold in the recently drilled area and down plunge of currently interpreted gold zones (see website for drill section).

Paragon and partner Crosshair will review results from the 2006-2007 drilling programs and prepare plans for continued exploration at the Golden Promise Project. In order to further evaluate the "nugget effect" commonly associated with this style of gold mineralization, the Company and Crosshair are investigating the possibility of selecting suitable area(s) to expose the Jaclyn Main Zone and collecting a mini-bulk sample. The sample is aimed at evaluating the gold-grade continuity within the vein zone. Other targets areas on the property include the Jaclyn North zone, a paralleling gold-bearing quartz vein system that occurs 250 metres northwest of the Jaclyn Main. Four of six previous drillholes completed at Jaclyn North intersected visible gold-bearing quartz veins including GP06-51 which intersected 5.24 g/t gold over 1.70 metres.

The Golden Promise Project work is being carried out by David Mullen, Consulting Geologist to Paragon and supervised by Qualified Person David Copeland, M.Sc., P.Geo. All drill holes were NQ size. Core samples were cut in half on site and half of each sample interval was shipped to Eastern Analytical Limited of Springdale, Newfoundland for gold analysis. Gold assays were carried out by metallic screen fire assay method and 1 A.T. fire assay at Eastern Analytical Limited. Blanks and gold standards were inserted into the sample stream once every 20 samples. ALS Chemex in North Vancouver, BC completed multi-element analyses and gold check assays on sample pulps. Gold standards were

prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. Sample batches were reanalyzed if any aberrations in the data were observed. Check assays have been received for assays up to and including those from drillhole GP06-68 and show acceptable correlation with the Eastern Analytical results. Check assays from holes GP06-69 to GP07-75 are pending.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company is focused on base and precious metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador.

PARAGON MINERALS CORPORATION

"Michael Vande Guchte"

President & CEO

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR07-05** **March 02, 2007**

Paragon Grants Incentive Stock Options

Paragon Minerals Corporation (PGR.TSX-V) reports that on March 1, 2007, based on the recommendation of the Compensation Committee, it granted incentive stock options to Directors, Officers, Employees and Consultants of the Company to purchase a total of 1,390,000 common shares pursuant to the Company's Stock Option Plan. These are the first incentive stock options granted by Paragon and are exercisable at a price of CDN$0.70 per share until March 1, 2012 and vest over a period of 18 months from the date of grant. The stock options are subject to acceptance for filing by the TSX Venture Exchange.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company is focused on base and precious metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador.

Paragon Minerals Corporation

On behalf of the board,

"Michael J. Vande Guchte"
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

FORM 51-102F3

Material Change Report

ITEM 1 - NAME AND ADDRESS OF COMPANY

Paragon Minerals Corporation ("Paragon")
Suite 1540 – 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

December 8, 2006

ITEM 3 - NEWS RELEASE

The press release was issued December 11, 2006 over CCN Matthews.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Rubicon Minerals Corporation ("Rubicon") has now closed its Plan of Arrangement, which involved Paragon as a party, effective December 8, 2006.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

Rubicon has now closed its Plan of Arrangement (the "Arrangement"), which involved Paragon as a party to the transaction, effective December 8, 2006. The Arrangement was undertaken by Rubicon to complete the separation of its Red Lake Assets, its Newfoundland Assets, and its African Kalukundi Copper-Cobalt asset.

As a result of the Arrangement and with respect to Paragon, all Rubicon shareholders who hold Rubicon shares on the Share Distribution Record date (December 19, 2006) will automatically receive one new common share of Paragon in exchange for every six common shares of Rubicon held by such shareholder. Pursuant to the Arrangement, Paragon acquired all of Rubicon's Newfoundland assets.

Paragon has raised total proceeds of $4,044,800 through a non-brokered private placement consisting of 4,092,168 Flow-Through Special Warrants at a price of $0.60 per special warrant and 3,179,000 Non Flow-Through Special Warrants at a price of $0.50 per special warrant. Under the Arrangement, each Paragon Flow-Through Special Warrant automatically converted into one flow-through Paragon common share, and each Paragon Non Flow-Through Special Warrant automatically converted into one non flow-through Paragon common share and one non flow-through Paragon share purchase warrant, with one whole non flow-through Paragon share purchase warrant entitling the

holder to purchase one additional non flow-through Paragon common share at a price of $1.00 for a term of two years.

As a result of the Arrangement becoming effective, 20,322,922 common shares of Paragon are issued and outstanding. Altius Resources Inc ("Altius") is Paragon's largest shareholder with 16.2% of Paragon's issued and outstanding shares immediately following the Arrangement, as a result of Altius' participation in the Paragon financing.

The common shares of Paragon have been conditionally accepted for listing by the TSX Venture Exchange and will be listed under the symbol "PGR", subject to satisfaction of customary conditions of the Exchange, including filing of all required documentation. The TSX Venture Exchange will issue a notice confirming the date on which the Paragon common shares will be posted for listing.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

Not applicable

ITEM 8 - EXECUTIVE OFFICER

Michael Vande Guchte, President (business number: (604) 623-3333) is the officer of the Company knowledgeable about the details of this material change report.

ITEM 9 - DATE OF REPORT

DATED at Vancouver, BC, the 15th day of December, 2006.

FORM 51-102F3

Material Change Report

ITEM 1 - NAME AND ADDRESS OF COMPANY

Paragon Minerals Corporation ("Paragon")
Suite 1540 – 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

December 15, 2006

ITEM 3 - NEWS RELEASE

The press release was issued December 15, 2006 over CCN Matthews.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Paragon began trading on the TSX Venture Exchange on Friday, December 15th, 2006 under the symbol PGR - TSX.V.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

Paragon began trading on the TSX Venture Exchange on Friday, December 15th, 2006 under the symbol PGR - TSX.V. Paragon was formed in July 2006 to facilitate the spinout by Rubicon Minerals Corporation ("Rubicon") of Rubicon's Newfoundland assets by way of Plan of Arrangement, which was completed on December 8, 2006. Paragon has approximately CDN$4.0 million in cash and, as of the date of listing on the TSX Venture Exchange, had 20,322,922 common shares issued and outstanding. Altius Resources Inc. ("Altius") is Paragon's largest shareholder, with approximately 16.2% of Paragon's issued and outstanding common shares as at the date of listing, as a result of Altius' participation in the Paragon private placement financing which completed in September, 2006 (see Rubicon News Release dated September 11, 2006 and filed on SEDAR).

Paragon Minerals Corporation is a new junior exploration company engaged in the acquisition, exploration and development of mineral properties, specifically in Newfoundland and Labrador. The company has a dedicated technical team and an impressive portfolio of gold and base metal projects that have excellent potential for mineral deposit discovery. Paragon also provides shareholder exposure to exploration success through strategic partnerships with other senior and junior mining companies on its properties. Six projects are currently under option to Meridian Gold Inc. ("Meridian")

and Crosshair Exploration & Mining Corp. ("Crosshair") and two projects are subject to Joint Venture agreements with Xstrata PLC ("Xstrata", formerly Falconbridge Limited).

Exploration Plans

Paragon has extensive exploration programs planned for the next 12 months. Approximately $3.5 million in exploration spending is planned for the Paragon's projects in 2007, of which 40% is estimated to come from partner funded exploration projects. A minimum of 12,000 metres of drilling is planned on seven projects in 2007, with two projects currently being drilled (see below). Key projects include:

Gold projects

- A 3000-metre drill program is in progress on the Golden Promise project. Previous drilling has identified a significant gold-bearing vein system, the Jaclyn Main Zone over a strike length of 475 metres and 192 metres depth. Drill intersections include 17.69 g/t gold over 2.30 metres and 93.71 g/t gold over 1.40 metres including 327.97 g/t gold over 0.40 metres. The property is under option to Crosshair, whereby Crosshair can earn a 60% interest in the property by spending $4.0 million over four years. Crosshair is completing its first year expenditure commitment of $750,000.

- A 2000-metre drill program is in progress on the 100% company owned JBP Linear project, located 13 kilometres west of the town of Gander. Previous drill results (28 holes) include 16.23 g/t gold over 2.4 metres. Drilling is targeting the previously drilled H-Pond prospect and a new prospect area (Area 799) located 2.7 km northeast of the H-Pond prospect where samples of a large (80 cm by 75 cm by 65 cm) angular gold bearing boulder assayed up to 25.68 oz/t gold (798.87 g/t gold). The JBP Linear is a turbidite hosted gold prospect that is interpreted to show strong similarities to the 18 million ounce Bendigo gold trend in Southeast Australia.

- The Huxter Lane Property is under option to Meridian, whereby Meridian can earn a 55% interest by spending $1.0 million over three years. Meridian recently completed a first phase drilling program (18-hole, 2,239 metres) that intersected 2.21 g/t gold over 35.0 metres and 1.07 g/t gold over 28.6 metres demonstrating the bulk tonnage gold potential of the project. A follow-up winter drill program, targeting a bulk tonnage intrusive-related gold deposit is being planned.

- Approximately 2500 metres of drilling will be completed on several other exploration stage gold targets.

Base Metal projects

- The 100% controlled Lake Douglas massive sulphide project will be a key focus for Paragon in 2007. Fieldwork in 2006 exposed a massive sulphide horizon within an

up to 2.5 metre thick mineralized zone over a strike length of 60 metres. Significant assay results include 10.80% lead, 5.80% zinc, and 106.2 g/t silver over 0.60 metres and 5.40% lead, 4.40% zinc, 65.1 g/t silver, and 0.49% copper over 0.55 metres. The massive sulphide mineralization is coincident with an open-ended lead and zinc soil anomaly, which extends for 1200 metres and is up to 400 metres wide. The company is planning to complete airborne geophysics, geological mapping and 2000 metres of drilling.

- The South Tally Pond project is a recent acquisition from Altius and is part of the Tally Pond volcanic belt that hosts the Duck Pond deposit currently being brought into production by Aur Resources. The South Tally Pond property hosts a number of VMS-style alteration zones from which both base and precious metal rich drill intersections have been returned. Through control of the South Tally Pond project and the 100% controlled Harpoon project, Paragon has the largest land holdings in the Tally Pond volcanic belt. The company is compiling data and planning an exploration program.

- The Seal Bay project is a Joint Venture with Xstrata and contains a large rhyolite-hosted mineralized and altered zone that offers excellent potential for the discovery of a large copper-zinc massive sulphide deposit. Significant assay results to date include 0.80% Zn and 0.16 g/t Au over 89.10 metres and 1.04% Cu, 0.78% Zn and 36.08 g Ag over 9.15 metres.

- The 100% controlled zinc-rich Winter Hill massive sulphide project acquired in November of this year has reported high grade zinc intersections of 6.17 % Zn over 11 metres and a mineralized horizon which has been discontinuously mapped along a 3.5 kilometre strike length. In addition, new discoveries by Paragon prospectors in the area require follow up.

- The Victoria Lake massive sulphide project is located adjacent to the Messina's Boomerang discovery and is actively being explored by partner Crosshair. Crosshair recently completed a 2197-metre drill program on the property (results pending).

The results of the Golden Promise, JBP Linear, Lake Douglas and Huxter Lane projects summarized herein refer to previously released information by Rubicon and supervised by Qualified Person David Copeland, M.Sc., P. Geol., who at the time was Exploration Manager for Rubicon and is now Exploration Manager for Paragon. For further information on these results see Rubicon's News Releases dated May 2, 2006, August 2, 2006, September 11, 2006 and November 1, 2006 filed on SEDAR.

The results of the Sea Bay and Winter Hill Projects summarized herein were obtained from historical information prepared by Rubicon (November 1998) and Noranda (November 1990), respectively and filed as Assessment Work with the Newfoundland & Labrador Department of Mines and Energy. Such information and Assessment Work pre-dated the coming into force in 2001 of National Instrument 43-101 "Standards of

Disclosure for Mineral Projects", and accordingly should not be regarded as compliant with NI 43-101.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

Not applicable

ITEM 8 - EXECUTIVE OFFICER

Michael Vande Guchte, President (business number: (604) 623-3333) is the officer of the Company knowledgeable about the details of this material change report.

ITEM 9 - DATE OF REPORT

DATED at Vancouver, BC, the 22nd day of December, 2006.

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Paragon Minerals Corporation ("Paragon")
Suite 1540 – 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

March 2, 2007

ITEM 3 - NEWS RELEASE

The press release was issued March 2, 2007 over CCN Matthews.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Paragon grants incentive stock options.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

Paragon announced that on March 1, 2007, based on the recommendation of the Compensation Committee, it granted incentive stock options to its directors, officers, employees and consultants to purchase a total of 1,390,000 common shares pursuant to its Stock Option Plan. The options are exercisable at a price of CDN$0.70 per share until March 1, 2012 and vest over a period of 18 months from the date of grant. The stock options are subject to acceptance for filing by the TSX Venture Exchange.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

Not applicable

ITEM 8 - EXECUTIVE OFFICER

Michael Vande Guchte, President (business number: (604) 629-2353) is the officer of Paragon knowledgeable about the details of this material change report.

ITEM 9 - DATE OF REPORT

DATED at Vancouver, BC, the 8th day of March, 2007.

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR07-06** **March 26, 2007**

Paragon Minerals Expands the Huxter Lane Gold Project

- Meridian Gold elects to include property in Huxter Lane JV Option -

Paragon Minerals Corporation (**PGR:TSX-V**) is pleased to announce that Paragon has entered into an option agreement with prospectors, Roland and Eddie Quinlan to acquire a 100% interest in the **Huxter Lane SW Property.** The optioned property, which consists of two mineral licenses (37 claims, 925 hectares) is located immediately south and adjacent to the 100% owned Huxter Lane Property in central Newfoundland.

The Huxter Lane Property is currently under option to Meridian Gold Inc (MDG-NYSE; MNG-TSX). Meridian can earn a 55% interest in the property by spending $1.0 million over three years. A Phase 2 drill program, funded by Meridian is currently underway on the Huxter Lane project (see News Release dated February 27, 2007). The target is a bulk tonnage intrusive-related gold deposit.

Results from a high resolution magnetic and electromagnetic survey completed on the Huxter Lane property in May 2006, suggests that the intrusive body which hosts the Mosquito Hill Gold Zone on the Huxter Lane property extends onto the newly optioned property. Drilling at the Mosquito Hill Zone in October, 2006 outlined a mineralized gold-bearing porphyritic intrusion over a strike length of 450 metres and is open in all directions. Assays include 2.2 g/t gold over 35 metres.

To acquire a 100% interest in the property, subject to regulatory approval, Paragon must make cash and share payments to the property vendors over three years, totaling $80,000 ($7,500 on signing and approval) and 75,000 Paragon shares (7,500 shares on signing and approval). The vendors would retain a 2.5% net smelter return ("NSR") royalty subject to Paragon's right to purchase 1.5% for $1.5 million. Paragon retains a right of first refusal on the remaining NSR royalty. Annual advanced royalty payments of $10,000 to the vendors would begin in 2011.

Paragon is also pleased to report that the property has been accepted by Meridian for inclusion into the Huxter Lane JV Agreement, which consists of the Huxter Lane gold project. Under the terms of the land offer to Meridian, Meridian must make all cash payments plus provide cash compensation for any share payments made by Paragon to acquire and maintain the option on the Huxter Lane SW property.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company is focused on gold and base-metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador.

PARAGON MINERALS CORPORATION

Michael J. Vande Guchte

President & CEO

The Huxter Lane project work is being carried out and supervised by Qualified Person Steve House, P.Geo.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding exploration results, future exploration programs and joint venture partner participation.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533-6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's Management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533-6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR PR07-07 May 22, 2007

Paragon and Meridian Extend Gold Mineralization at the Huxter Lane Project

– Drilling extends the Mosquito Hill Zone to 750 metres strike length –

– 2.00 g/t gold over 16.85 metres –

Paragon Minerals Corporation (PGR:TSX-V) is pleased to announce that it has completed a Phase II drill program (7 holes, 1,805 metres) on it's partner-funded Huxter Lane Project, located 60 kilometres south of Grand Falls–Windsor in central Newfoundland. The Huxter Lane Project is a ***bulk mineable gold target*** that is being explored under the terms of an option agreement between Paragon and Meridian Gold Inc. (MDG-NYSE; MNG-TSX), whereby Meridian can earn a 55% interest by spending $1.0 million over three years.

The Phase II drill program followed up on the success of the October 2006, Phase I drill program which outlined a significant mineralized gold-bearing porphyritic intrusion, the Mosquito Hill Zone, over a strike length of 450 metres. Drill intercepts from the previous drilling include ***2.21 g/t gold over 35 metres** and **1.07 g/t gold over 28.6 metres*** (see Paragon website for details).

Phase II Drilling

The 2007, Phase II drill program extended the known gold mineralization of the Mosquito Hill Zone over a strike length of 750 metres and to a vertical depth of 125 metres. Six of the seven drill holes intersected the shallow to moderate-dipping gold-bearing porphyry over drilled widths of 21 to 113 metres (estimated true thickness 21 to 90 metres). The mineralized porphyry typically contains up to 15% disseminated and vein-hosted arsenopyrite-pyrite mineralization. The porphyry remains open along strike and to depth. Highlights of the Phase II drilling include ***2.00 g/t gold over 16.85 metres*** (HX07-24) and ***0.67 g/t gold over 103.35 metres*** (HX07-20). Significant drill intercepts (core length) are indicated below.

Drill hole #	Length (m)	Dip	Az.	From (m)	To (m)	Au (g/t)	Interval (m)
HX07- 19	212.32	-45	340	88.00	97.50	0.26	9.50
HX07- 20	**211.28**	**-45**	**340**	**87.85**	**191.20**	**0.67**	**103.35**
including				139.30	140.30	7.56	1.00
including				180.20	182.20	2.61	2.00
HX07- 21	476.91	-50	340	No assays to report			
HX07- 22	**207.87**	**-45**	**340**	**108.80**	**166.25**	**0.60**	**57.45**
including				**145.50**	**161.30**	**1.37**	**15.80**
and				151.70	160.10	1.92	8.40
and				155.10	157.50	3.19	2.40
HX07- 23	**223.11**	**-45**	**340**	**103.20**	**176.90**	**0.42**	**73.70**
including				**103.20**	**108.20**	**1.38**	**5.00**
HX07- 24	**191.11**	**-45**	**340**	**139.30**	**159.50**	**1.68**	**20.20**
including				**141.30**	**158.15**	**2.00**	**16.85**
and				144.30	148.30	4.16	4.00
and				151.30	154.30	3.08	3.00
HX07- 25	282.55	-45	340	198.00	208.35	0.37	10.35

Paragon and Meridian are very encouraged by the continuity and thickness of the near surface gold-bearing porphyritic intrusion. The mineralized porphyry remains open along strike and to depth and shows excellent potential for extension. The porphyry is characterized by strong silica, sericite and iron-carbonate alteration with significant sulphide mineralization occurring throughout. The drill data is being reviewed by both companies with additional drilling planned in 2007.

"Paragon's exploration team has taken this gold project from concept to discovery in under two years. It's demonstrating robust gold mineralization and we look forward to continued exploration on this project with Meridian Gold," said Michael Vande Guchte. The Huxter Lane project is one of a number of high quality projects that the Company controls and plans to drill during 2007.

Paragon would like to thank the Government of Newfoundland and Labrador for its funding support, provided by the Junior Exploration Assistance Program to the 2006 Phase I drill program on the Huxter Lane Gold project.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The Company is focused on gold and base-metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Further details can be found on the Company website at www.paragonminerals.com.

PARAGON MINERALS CORPORATION

Michael J. Vande Guchte

____

President & CEO

The Huxter Lane Project work is being carried out by and supervised by Qualified Person Steve House, B.Sc., P.Geo. All drill holes were NQ size. Drill core samples were cut in half on site with half of each sample interval submitted to Eastern Analytical Limited of Springdale, NL for gold analysis. Gold assays were carried out by 1 A.T. fire assay at Eastern Analytical Labs. Blanks and gold standards were inserted into the sample stream once every 20 samples. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. Sample batches were reanalyzed if any aberrations in the data were observed. Check assays have been received for assays up to and including those from drill hole HX07-20 and show acceptable correlation with the Eastern Analytical results. Check assays from holes HX07-22 to HX07-25 are pending.

Forward-Looking Statements *– This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.*

Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533-6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR07-08 June 19, 2007**

Paragon to Drill up to 11,000 Metres on Eight Projects over the Next Six Months
– Base Metal and Gold Projects to be drilled in Central Newfoundland –

Paragon Minerals Corporation (TSX.V-PGR) is pleased to provide an update on planned exploration activities for the next six months on its partner-funded and 100%-owned gold and base metal projects in the Province of Newfoundland and Labrador. Total exploration expenditures for 2007 are expected to be $4.0 million of which approximately 38% is being funded by partners. Planned work includes airborne geophysical surveys (underway), geological mapping programs (underway) and up to 11,000 metres of diamond drilling as follows:

Partnered Projects (3,750 metres)

The Golden Promise Gold Project (3750 metres) is under option to Crosshair Exploration & Mining ("Crosshair"), whereby Crosshair can earn a 60% interest in the property by spending $4.0 million over four years. A 3,750-metre drill program (23 holes) is scheduled to begin in late June and will target the Jaclyn Main Zone (2,950 metres) and the Jaclyn North Zone (800 metres).

To date, a total of 48 holes (6,750 metres) have been completed on the Jaclyn Main Zone which contains numerous, significant gold intercepts including: ***16.57 g/t gold over an estimated true thickness of 1.64 metres and 12.17 g/t gold over 1.65 metres including 39.56 g/t gold over 0.50 metres*** (see Paragon website for further details). The zone is defined over a strike length of 750 metres and vertical depth of 225 metres – the gold system remains open along strike and to depth. The planned drill program at the Jaclyn Main Zone will consist of infill and step-out drilling. The infill drilling is designed to test the grade continuity within the core of the vein system with the aim of building a NI43-101 compliant resource. The step-out drilling is aimed at further extending the mineralized zone.

The Jaclyn North Zone, located approximately 200 metres north-northwest of the Jaclyn Main Zone has seen limited drilling (six holes, 1197 metres) with drill intercepts of ***5.24 g/t gold over 1.70 metres*** (GP06-51). Drilling will consist of step-out drilling to test the continuity of the Jaclyn North zone.

The Huxter Lane Gold Project is under option to Meridian Gold Inc ("Meridian") who recently completed a six hole, 1,800 metre diamond drill program (see Paragon News Release dated May 22, 2007). The drill data is being reviewed by both companies and includes an initial metallurgical test on two 15 kg samples from drill holes HX07-20 and HX07-24. A Phase III drill program is anticipated in consultation with Meridian.

Paragon Base Metal Projects (3,500 metres)

Paragon is exploring three of its 100% owned base metal VMS projects located in the highly prospective Victoria Lake Volcanic Belt in central Newfoundland. The region is historically prospective for zinc-rich base metal VMS deposits and is host to Aur Resources zinc-copper mine at Duck Pond (producing), Messina's Boomerang and Domino deposits and the former producing, world-class base metal deposits at Buchans. Paragon has a significant land position covering 1148 claims for 28,700 hectares immediately southwest of Aur Resource's Duck Pond Mine.

Lake Douglas Project (2000 metres) – Paragon is following up on a massive sulphide discovery made on the property in 2006. A winter soil geochemical program (1333 samples) was completed in three grid areas with results outlining numerous multi-element geochemical anomalies (zinc-lead-copper-silver-gold) over lengths of up to 3 kilometres. A high-resolution airborne Magnetic-EM geophysical survey was completed on the property in

June and geological mapping and prospecting is in progress. This year prospecting has located additional massive sulphide boulders 400 metres along strike of the 2006 massive sulphide discovery. A 2,000-metre drilling program is scheduled to begin in late August.

South Tally Pond Project (750 metres) – Paragon optioned the property from Altius Resources in December, 2006 and has since completed a data review and compilation. A 750-metre drill program is planned for August at the Lemarchant Prospect, a significant base metal prospect where previous drilling by Noranda intersected massive sulphides assaying ***7.4% zinc, 6.3% lead, 0.6% copper, 11.4 g/t gold, 1515 g/t silver over 0.6 metres (LM92-01) and 1.53% zinc, 59.8 g/t silver, 6.1 g/t gold over 3.8 metres (LM93-08).*** The mineralization is hosted within a 4 kilometre long sequence of highly altered felsic volcanics of which previous drilling (17 holes) tested 1.1 kilometres of this prospective horizon. The mineralization is interpreted by Paragon to be open along strike and to depth.

Harpoon Project (750 metres) – Paragon completed geological mapping, prospecting and data compilation on the property in 2005-2006 and recently completed an airborne magnetic and EM geophysical survey. Paragon is planning to complete a 750-metre drill program on selected, high priority targets including the Duck Pond West area. This area is situated approximately 2.8 kilometres west of the Duck Pond Mine in an area interpreted to contain the western projection of the favorable Duck Pond Horizon.

Paragon Gold Projects (3,400 metres)

Paragon is planning to drill three of its 100%-owned gold projects in the Gander area. The area is host to numerous high-grade float samples and gold prospects including the H-Pond prospect and Dome prospect. The Company holds a significant land position in the Gander area in what is interpreted to be a new, emerging gold belt in Newfoundland.

JBP Linear Project (1,500 metres) – Paragon completed 1000 metres of diamond drilling earlier this year on the H-Pond prospect and is continuing its exploration on the project with 60 line kilometres of Induced Polarization (IP) ground geophysical survey between H-Pond and Pockets Pond, to be followed by 1500 metres of diamond drilling. The extended ground geophysical coverage is aimed at better defining the gold-bearing mineralized structure where previous drill testing of coincident IP chargeability high and EM resistivity lows has resulted in the intersection of broad, gold-bearing quartz veins zones containing disseminated pyrite and arsenopyrite mineralization. Previous drill intercepts include ***11.70 g/t gold over 3.40 metres (HP-04-03); 8.73 g/t gold over 2.10 metres (HP-04-04); 9.79 g/t gold over 1.15 metres (HP-05-15) and 1.02 g/t gold over 44.45 metres (HP-04-01).*** The H-Pond zone is defined over a strike length 750 metres and to a depth of 250 metres. The zone is open in all directions.

Appleton Linear (1000 metres) – a 1000-metre diamond drill program is designed to test the strike and depth extension of the Dome gold bearing zone and other priority targets on the property. A total of eight shallow drill holes were completed by previous operators on the Dome prospect and reported visible gold mineralization with assay values up to ***18.46 g/t gold over 8.6 metres (LG-01) and 304.8 g/t gold over 0.6 metres (LG-03).***

New World Project (600 metres) – a 600-metre, four-hole drill program set to test the high grade gold mineralization at the Big Oz prospect where surface channel sampling has returned results up to 87.3 g/t gold over 0.8 metres. Drilling will also test the eastern extension of the zone. There has been no drilling to date on the New World Project.

Mt Peyton Project (300 metres) – a 300-metre, two-hole drill program is planned to test IP geophysical targets associated with high grade, gold bearing quartz veins with associated pyrite and arsenopyrite mineralization.

"The next few months should be an exciting time for Paragon and its shareholders with nearly 11,000 metres of diamond drilling planned on eight projects. Some of these projects have never been drilled and some have a new interpretation which hopefully leads to additional, significant discoveries" said Paragon CEO Michael Vande Guchte.

The Company also wishes to announce that as of June 1, 2007, the Company and Mr. Garfield MacVeigh, the Company's Vice-President Exploration, mutually agreed that his management position with the Company would change from Vice-President Exploration to Chief Geologist. In the capacity of Chief Geologist, Mr. MacVeigh will continue to provide technical expertise and advice to the Company's projects and personnel. The Company is preparing a new contract with Mr. MacVeigh to reflect this change in position. Mr. MacVeigh is also a Director of the Company and remains firmly committed to the success of Paragon Minerals Corporation.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The Company is focused on gold and base-metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Further details can be found on the Company website at www.paragonminerals.com.

PARAGON MINERALS CORPORATION

Michael J. Vande Guchte

President & CEO

Work on Paragon's exploration projects is supervised by Qualified Persons David Copeland, M.Sc., P.Geo. and Steve House, B.Sc., P.Geo.

***Forward-Looking Statements** – This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.*

Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for the Company's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533-6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

January 24, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: Paragon Minerals Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Annual General Meeting
2. CUSIP/Class of Security entitled to receive notification : 69913A108/CA69913A1084/COMMON
3. CUSIP/Class of Security entitled to vote : 69913A108/CA69913A1084/COMMON
4. Record Date for Notice : 20 Feb 2007
5. Record date for Voting : 20 Feb 2007
6. Beneficial Ownership determination date : 20 Feb 2007
7. Meeting Date : 29 Mar 2007
8. Meeting Location : Vancouver, BC

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401


RECEIVED
2007 JUL 13 P 2: 24



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "**Meeting**") of **Paragon Minerals Corporation** (the "**Company**") will be held at the offices of the Company, Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6, on Thursday, the 29th day of March, 2007, at the hour of 10:00 a.m. (Vancouver Time), for the following purposes:

(a) to receive and consider the Financial Statements of the Company for the financial year ended September 30, 2006, together with the report of the auditors thereon;

(b) to appoint auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

(c) to elect directors of the Company for the ensuing year;

(d) to approve, adopt and ratify the ordinary resolution, as more particularly set out in the Management Information Circular ("**Circular**") accompanying this Notice of Meeting, relating to By-Law No. 1 of the Company; and

(e) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, the form of Proxy and the audited Financial Statements for the financial period ended September 30, 2006. The Company's audited Financial Statements and Management's Discussion & Analysis for the financial period ended September 30, 2006 are available online at www.sedar.com.

Shareholders who are unable to attend the Meeting are requested to read the information on the reverse of the enclosed form of Proxy and then to complete, date, sign and deposit the form of Proxy in accordance with the instructions set out in the Proxy and in the Circular.

BY ORDER OF THE BOARD

(signed) "*Michael J. Vande Guchte*"
President & CEO

Vancouver, British Columbia
February 20, 2007

Paragon Minerals Corporation



9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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orm of Proxy - Annual General Meeting to be held on March 29, 2007

his Form of Proxy is solicited by and on behalf of Management.

otes to proxy

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided and strike out the names of the Management Designees (see reverse).

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

This proxy should be signed in the exact manner as the name appears on the proxy.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on March 27, 2007.

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OTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free



To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

you vote by telephone or the Internet, DO NOT mail back this proxy.

)ting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
)ting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Designees named on the reverse of this proxy. Instead of ailing this proxy, you may choose one of the two voting methods oulined above to vote this proxy.

vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

ONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Paragon Minerals Corporation (the "Company") hereby appoints: Michael Vande Guchte, President & CEO, or failing him, Robert Lewis, CFO (the "Management Designees"),

OR

Print the name of the person you are appointing if this person is someone other than the Management Designees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Paragon Minerals Corporation to be held at Suite 1540 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 on March 29, 2007 at 10:00 AM (Pacific Time) and at any adjournment thereof.

MANAGEMENT'S VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Michael Vande Guchte	☐	☐
02. J. Garfield MacVeigh	☐	☐
03. David W. Adamson	☐	☐
04. Gordon Soneff	☐	☐

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2. Appointment of Auditors

Appointment of De Visser & Gray, Chartered Accountants, as Auditors of the Corporation for the ensuing year.

For ☐ Withhold ☐

3. Auditors' Remuneration

Authorizing the Directors to fix the Auditors remuneration.

For ☐ Against ☐

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4. Adoption of By-Law No. 1

To consider, and if thought fit, to pass and ordinary resolution confirming By-Law No. 1 of the Company.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.


PARAGON
MINERALS CORPORATION

2007	President's Report to the Shareholders
ANNUAL	Notice of Annual Meeting of Shareholders
MEETING	Management Information Circular

Place:	Offices of Paragon Minerals Corporation Suite 1540 - 800 West Pender Street Vancouver, British Columbia Canada V6C 2V6
Time:	10:00 a.m. (Vancouver Time)
Date:	March 29, 2007


PARAGON
MINERALS CORPORATION

CORPORATE

DATA

Head Office
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

Directors & Officers
Michael J. Vande Guchte, President, CEO and Director
J. Garfield MacVeigh, Vice-President, Exploration and Director
David W. Adamson, Director
Gordon J. Soneff, Director
Robert G. Lewis, CFO & Corporate Secretary

Registrar & Transfer Agent
Computershare Investor Services Inc.
3rd Floor
510 Burrard Street
Vancouver, B.C. V6C 3B9

Solicitors
Davis & Company LLP
Barristers & Solicitors
2800 – 666 Burrard Street
Vancouver, B.C. V6C 2Z7

Auditors
De Visser Gray
Chartered Accountants
401 – 905 West Pender Street
Vancouver, B.C. V6C 1L6

Listing
TSX Venture Exchange
Tier 2
Symbol: PGR


PARAGON
MINERALS CORPORATION

A Message to Our Shareholders,

December 8, 2006 marked the launch of **Paragon Minerals Corporation**, which was listed on the TSX-Venture Exchange on December 15, 2006. A product of the Rubicon Minerals Corporation Plan of Arrangement, Paragon has acquired an impressive portfolio of gold and base metal exploration properties. Our mission is to become a top exploration and development company.

Paragon has an extensive portfolio of 100% owned and partnered base and precious metal projects in Newfoundland including the Lake Douglas, Golden Promise and JBP Linear properties. We intend to continue to advance key assets through a combination of 100% funding and partnerships. I am proud to report that with our strong shareholder base, a dedicated management team, and positive endorsement from Altius Resources, our launch as a public company was very successful. I look forward to 2007, in which we will continue to add value for shareholders.

Primed for Success

We believe Paragon will continue to add value for shareholders through a combination of company and partner-funded exploration programs. Our efforts will focus on advancing our gold and base metal assets, many of which are at the drill stage. Drill testing will be a priority for our 2007 exploration programs and we are confident that new discoveries will be made.

Significant gold mineralization has been discovered at our two key gold projects, the Golden Promise project and JBP Linear project, which are located in what we believe, are new, under-explored, emerging gold belts in Newfoundland. Paragon holds approximately 88,000 acres (356 sq. km) in these two new highly prospective gold districts. Base metals exploration will be a major focus for us in 2007. Massive sulphide mineralization discovered last summer at one of our key base metal assets, the Lake Douglas project in central Newfoundland, will see an intensive program of geological mapping, geophysics and diamond drilling. Paragon holds a significant land position in this proven, base metal district that includes the world-class Buchans deposits (past producer), the Duck Pond deposit and Boomerang deposits.

In addition to a promising property portfolio, we have a highly skilled technical team. Our management team's approach to exploration has consistently produced results and making new discoveries. Garfield MacVeigh of Paragon has played a key role in assembling an impressive portfolio of base and precious metal properties in Newfoundland and firmly establishing Paragon in the local community. As such, Paragon inherits substantial goodwill, an excellent exploration team of geologists and prospectors, a significant property portfolio and field facilities in Gander, Newfoundland.

Our Approach to Business

Paragon is well financed, with approximately $4.0 million in cash available, and has joint venture partners such as Crosshair Exploration & Mining Ltd and Meridian Gold Inc., who fund significant exploration programs on our properties. While Paragon focuses on advancing its current portfolio, we will continue to play a role in generating new projects. Partnerships and joint ventures also remain a major focus in strategically advancing Paragon towards ore deposit discovery.

Looking Ahead

2006 was a landmark year. As we go forward, our management team remains passionate about exploration and discovery and will continue to pursue every opportunity within our means to enhance shareholder value. On behalf of the entire Paragon team, I sincerely thank you for your support in this venture, and sharing in our determination to discover Canada's next mine.

Sincerely,
PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

Michael J. Vande Guchte
President & CEO


PARAGON
MINERALS CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "**Meeting**") of **Paragon Minerals Corporation** (the "**Company**") will be held at the offices of the Company, Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6, on Thursday, the 29th day of March, 2007, at the hour of 10:00 a.m. (Vancouver Time), for the following purposes:

(a) to receive and consider the Financial Statements of the Company for the financial year ended September 30, 2006, together with the report of the auditors thereon;

(b) to appoint auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

(c) to elect directors of the Company for the ensuing year;

(d) to approve, adopt and ratify the ordinary resolution, as more particularly set out in the Management Information Circular ("**Circular**") accompanying this Notice of Meeting, relating to By-Law No. 1 of the Company; and

(e) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, the form of Proxy and the audited Financial Statements for the financial period ended September 30, 2006. The Company's audited Financial Statements and Management's Discussion & Analysis for the financial period ended September 30, 2006 are available online at www.sedar.com.

Shareholders who are unable to attend the Meeting are requested to read the information on the reverse of the enclosed form of Proxy and then to complete, date, sign and deposit the form of Proxy in accordance with the instructions set out in the Proxy and in the Circular.

BY ORDER OF THE BOARD

(signed) "*Michael J. Vande Guchte*"
President & CEO

Vancouver, British Columbia
February 20, 2007

PARAGON MINERALS CORPORATION
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
Telephone: (604) 623-3333
Facsimile: (604) 623-3355
www.paragonminerals.com

MANAGEMENT INFORMATION CIRCULAR

containing information as at February 20, 2007 unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Information Circular ("Circular") is being furnished in connection with the solicitation of proxies by the management of Paragon Minerals Corporation (the "Company") for use at the Annual Meeting of the shareholders of the Company to be held on Thursday, March 29, 2007 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of Common shares of the Company. All costs of solicitation will be born by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The individuals named in the enclosed form of proxy are the President and CEO and the CFO and Corporate Secretary of the Company (the "**Management Designees**"). **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER FORM OF PROXY.** A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the chair of the Meeting prior to the commencement of the Meeting or an adjourned meeting. **Proxies may be deposited with Computershare Investor Services Inc. using one of the following methods:**

BY MAIL:	Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1
OR IF YOU HAVE A CONTROL NUMBER, A HOLDER ACCOUNT NUMBER AND AN ACCESS NUMBER ON THE FACE OF THE PROXY, YOU ARE ALTERNATIVELY ABLE TO VOTE:	
BY TELEPHONE:	1-866-732-8683, or
BY INTERNET:	www.computershare.com/proxy

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder properly executing another form of proxy bearing a later date and depositing the same at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading "**Appointment of Proxy**" above or by the shareholder personally attending the Meeting, withdrawing his or her proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a ballot is called for or required by law, voting at the Meeting will be by way of show of hands. Common shares represented by a properly completed, executed and deposited proxy may be voted by the proxyholder on a show of hands, except where the proxyholder has conflicting instructions from more than one shareholder, in which case such proxyholder will not be entitled to vote on a show of hands. In addition, shares represented by proxies will be voted on any ballot. In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY FOR EACH SUCH MATTER.

The enclosed form of proxy when properly executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either (i) in the name of an intermediary (an "**Intermediary**") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of the Canadian Securities Administrators, the Company will have distributed copies of the Notice of Meeting, this Circular, and the enclosed form of proxy (collectively, the "**meeting materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders of Common shares.

Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived their right to receive them. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and submit it to Computershare Investor Services Inc. with respect to the Common shares beneficially owned by such Non-Registered Holder, in accordance with the instructions above in this Circular; **OR**

(b) more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the proxy and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The Company's authorized share structure consists of an unlimited number of Common shares without par value. As at February 20, 2007, the Company has issued and outstanding 20,534,156 fully paid and non-assessable Common shares, each Common share carrying the right to one vote. **The Company has no other classes of voting**

securities. The Common shares have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

Voting

The holders of Common shares shall be entitled to receive notice of and attend any meeting of the shareholders and shall, in respect of each Common share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common share held by them.

Dividends

The holders of Common shares shall be entitled to receive, out of all profits or surplus available for dividends, any dividend declared by the Directors from time to time.

Participation in Assets on Dissolution

In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary or on a distribution of assets when the Company has ceased to carry on business, the holders of the Common shares shall be entitled to share equally in the assets of the Company.

Record Date

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at the close of business on February 20, 2007 ("**Record Date**").

Every shareholder of record at the Record Date who personally attends the Meeting will be entitled to vote at the Meeting or any adjournment(s) thereof. A person duly appointed under an instrument of proxy will be entitled to vote the shares represented thereby only if the proxy is properly completed, executed and deposited in accordance with the requirements set out under the heading "**Appointment of Proxyholder**" above and has not been revoked.

Principal Holders

To the knowledge of the directors and executive officers of the Company, as at February 20, 2007, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over Common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company is:

Name	No. of Shares	Percentage
Altius Resources Ltd. [(1)]	3,300,000	16.07%

Note:
1. Altius Resources Ltd. is a wholly owned subsidiary of Altius Minerals Corporation, a public company whose shares are listed on the TSX Venture Exchange.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

For the purposes of this Circular:

(a) "**CEO**" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "**CFO**" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "**executive officer**" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

(d) "**Named Executive Officers**" means:

(i) each CEO;

(ii) each CFO;

(iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iv) any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of the most recently completed financial year.

Summary of Compensation

The following table sets forth all compensation paid for the period from incorporation on July 4, 2006 to September 30, 2006 in respect of the individuals who were as at September 30, 2006, the Chief Executive Officer and the Chief Financial Officer of the Company (the "**Named Executive Officers**"). The Company had no other executive officers during the financial period ended September 30, 2006 whose total salary and bonus exceeded $150,000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation		All Other Compensation
					Awards	Payouts	
Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs [2] Granted (#)	LTIP[3] Payouts ($)	All Other Compensation ($)
MICHAEL J. VANDE GUCHTE *President & CEO*	2006	-	-	-	-	-	- [4]
ROBERT G. LEWIS *CFO & Corporate Secretary*	2006	-	-	-	-	-	- [4]

Notes:

1. For the period from incorporation on July 4, 2006 to September 30, 2006.
2. "SARs" or "**Stock Appreciation Right**" means any right granted by the Company as compensation for services rendered, to receive a payment of cash or issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.
3. "**LTIP**" or "**Long Term Incentive Plan**" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include options or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.
4. Michael J. Vande Guchte and Robert D. Lewis received no compensation from the Company during the financial period ended September 30, 2006, however during that period they received remuneration from Rubicon Minerals Corporation ("**Rubicon**"), for their services as employees of Rubicon, which services included work for the Company. No specific portion of the compensation paid to them by Rubicon was allocated for their services to the Company.

Long Term Incentive Plan Awards

The Company does not have a long term incentive plan for the Named Executive Officers.

Grant of Stock Options

No stock options were granted by the Company to the Named Executive Officers during the financial period ended September 30, 2006.

Stock options are granted by the Board of Directors pursuant to the Company's Stock Option Plan. Under the terms of the Stock Option Plan, any options will terminate 90 days after the optionee ceases to be a director, senior officer, employee or consultant of the Company or a subsidiary (except for persons providing investor relations services which terminate 30 days after cessation), except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock option. See "**Stock Option Plan**" below.

Exercise of Stock Options/Aggregate Year End Value

No stock options were granted to the Named Executive Officers of the Company during the financial period ended September 30, 2006 and there were no outstanding stock options as at September 30, 2006.

Pension Arrangements

The Company does not have any pension arrangements in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company had no arrangement in respect of compensation paid or to be paid to the Named Executive Officers in the financial period ended September 30, 2006. There were no compensatory plans or arrangements between the Company and the Named Executive Officers with respect to the resignation, retirement or other termination of employment of the Named Executive Officers, a change in control of the Company or a change in the Named Executive Officers' responsibilities following a change in control of the Company involving an amount, including all periodic payments or instalments, exceeding $100,000.

Commencing December 8, 2006, Michael J. Vande Guchte, President & CEO of the Company was paid an annual salary of $100,000 per annum (increased to $140,000 effective February 1, 2007) of which 25% will be billed by the Company to Rubicon for services provided by Mr. Vande Guchte directly to Rubicon. Robert G. Lewis, Chief Financial Officer and Corporate Secretary of the Company, receives an annual salary of $120,000 per annum from Rubicon. Commencing December 8, 2006, Rubicon will bill 50% ($60,000) of Mr. Lewis' salary to Paragon.

Compensation of Directors

None of the directors of the Company other than the Named Executive Officers ("**Other Directors**") has received, during the financial period ended September 30, 2006, compensation pursuant to:

(a) any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b) any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c) any arrangement for the compensation of directors for services as consultants or experts.

J. Garfield MacVeigh, a director and Vice-President, Exploration of the Company, received no compensation from the Company during the financial period ended September 30, 2006, however during that period he received remuneration from Rubicon for his services as an officer and employee of Rubicon, which services included work for the Company. No specific portion of the compensation paid to Mr. MacVeigh by Rubicon was allocated for his services to the Company. Commencing December 8, 2006, J. Garfield MacVeigh is paid an annual salary of $120,000 by the Company and it is anticipated that the Company will bill some of this cost to Rubicon and Constantine Metal Resources Ltd. for services provided by Mr. MacVeigh to them.

In addition, no stock options were granted to the Other Directors during the financial period ended September 30, 2006 and there were no outstanding stock options as at September 30, 2006.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at the financial period ended September 30, 2006:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	Nil	N/A	See Note 1
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	Nil		See Note 1

Note:

1. The Company's Stock Option Plan ("**Plan**") was approved by the shareholders of Rubicon Minerals Corporation ("**Rubicon**") (TSX, AMEX) at an annual and special meeting of Rubicon held on August 8, 2006 as part of the approval of an Arrangement Agreement among Rubicon, the Company, CopperCo Resource Corp. and Africo Resources Ltd. under which, among other things, Rubicon agreed to spin off certain Newfoundland and Nunavut properties to the Company and the shareholders of Rubicon would receive one share of the Company for each six shares of Rubicon held on the effective date by way of plan of arrangement ("**Plan of Arrangement**"). The Plan of Arrangement closed and was effective on December 8, 2006. Under the terms of the Arrangement Agreement, each holder of a Rubicon Option on the Share Distribution Date of December 19, 2006 received an option to purchase shares of the Company on the basis of one share of the Company for each six Rubicon Shares. The Company's Plan reserved that number of shares of the Company which is equal to 20% of the issued capital of the Company on the date of the initial listing of the shares of the Company on the TSX Venture Exchange (the "**Exchange**"). The Company's shares were listed on the Exchange on December 15, 2006 and the number of shares reserved under the Plan was determined to be 4,014,581 shares.

See "**Stock Option Plan**" below for the material terms of the Company's Plan.

STOCK OPTION PLAN

Purpose of the Plan

The purpose of the Plan is to provide an incentive to the Company's directors, senior officers, employees and consultants and to management company employees to continue their involvement with the Company, to increase their efforts on the Company's behalf and to attract qualified new personnel. The Company decided to implement the Plan to provide additional incentive for any persons who become new directors, officers or employees as a result of the acquisition of a new business opportunity.

General Description/Exchange Policies

The Plan is administered by the Compensation Committee (the "**Committee**") appointed by the Board of Directors. A copy of the Plan is available online at www.sedar.com.

The following is a brief description of the principal terms of the Plan, which description is qualified in its entirety by the terms of the Plan:

1. The maximum number of Common shares of the Company that may be reserved for issuance of stock options granted under the Plan shall not exceed 20% of the issued capital of the Company as at the date of the listing of the Company's shares on the Exchange, determined to be 4,014,581 shares.

2. The exercise price of the stock options shall not be less than the minimum price permitted by the policies of the Exchange. The current policies of the Exchange provide that the exercise price for stock options must

not be less than the greater of $0.10 and the last closing price of the Company's shares before the date of grant, less a maximum discount of 25% where the closing price was up to $0.50, 20% where the closing price was $0.51 to $2.00 and 15% where the closing price was above $2.00, subject to adjustment in the event of a recent share consolidation or announcement of material information.

3. The granting of stock options under the Plan is restricted as follows:

   (a) the aggregate number of Common shares that may be reserved for issuance for a stock option to any one individual in a 12 month period may not exceed 5% of the issued common shares of the Company at the time of grant of the stock option;

   (b) the number of options granted to a consultant in a 12 month period must not exceed 2% of the issued common shares of the Company at the time of grant of the stock option; and

   (c) the aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued common shares of the Company in any 12 month period, at the time of grant of the stock option. Options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

4. The term for exercise of stock options for listed companies designated as Tier 2 issuers on the Exchange is a maximum of five years from the date of grant provided that in the event of the optionee's death, the exercise period shall not exceed the lesser of one year from the date of the optionee's death and the expiry date of the stock option. Stock options may only be exercised until the earlier of the expiry date and a period of not more than 90 days after the optionee ceases to be a qualified optionee, except in the case of persons providing investor relations activities to the Company where it is limited to the earlier of the expiry date and a period of not more than 30 days after such optionee ceases to be a qualified optionee.

5. All options shall be non-assignable and non-transferable except as between an optionee and a wholly owned personal corporation, with the consent of the Exchange.

6. A "**disinterested shareholder vote**" is required to approve the decrease in the exercise price of stock options previously granted to insiders prior to the exercise of such repriced stock options, or to approve the grant to insiders, within 12 month period, of a number of options exceeding 10% of the issued Common shares of the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OFFICERS

During the financial period ended September 30, 2006, no director, executive officer, officer, proposed management nominee for election as a director of the Company nor any of their respective associates or affiliates, is, or has been at any time since the beginning of a last completed financial year, indebted to the Company or any subsidiary, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "**informed person**" means:

   (a) a director or executive officer of the Company;

   (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in Schedule J of the Information Circular of Rubicon dated July 7, 2006 (available online at www.sedar.com) and in this Circular, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Unit Special Warrant and Flow-Through Special Warrant Private Placement - September 1, 2006 and September 6, 2006

On September 1 and September 6, 2006 the Company issued by way of private placement a total of 3,179,000 Unit Special Warrants and 4,092,168 Flow-Through Special Warrants at a price of $0.50 per Unit Special Warrant and $0.60 per Flow-Through Special Warrant for gross proceeds of $4,044,800.80. Each Unit Special Warrant entitled the holder to receive, upon exercise and without further consideration, automatically upon the closing of the Plan of Arrangement among Rubicon, the Company, CopperCo Resource Corp. and Africo Resources Ltd. (as described in the Information Circular of Rubicon dated July 7, 2006), one Common share in the capital of the Company and one Common share purchase warrant with each warrant entitling the holder to purchase one Common share in the capital of the Company for a period of two years from the date of closing of the Plan of Arrangement at a price of $1.00 per share. Each Flow-Through Special Warrant entitled the holder to receive, upon exercise and without further consideration, automatically upon the closing of the Plan of Arrangement, one flow-through common share of the Company. Of the subscribers, three were insiders of the Company and one subscriber became an insider of the Company on exercise of the Unit Special Warrants. These subscribers participated in the private placement as follows:

Name	Relationship	Number of Special Warrants
Michael J. Vande Guchte	President, CEO and Director	33,000 Unit Special Warrants 17,000 Flow-Through Share Special Warrants
J. Garfield MacVeigh	Vice-President, Exploration and Director	50,000 Flow-Through Share Special Warrants
David A. Copeland	Exploration Manager	5,000 Flow-Through Share Special Warrants
Altius Resources Ltd.[1]	Insider by virtue of owning 10% or more of the issued capital of the Company	800,000 Unit Special Warrants 2,500,000 Flow-Through Special Warrants

Note:

1. Altius Resources Ltd. is a wholly owned subsidiary of Altius Minerals Corporation, a public company whose shares are listed on the TSX Venture Exchange.

MANAGEMENT CONTRACTS

No management functions of the Company are performed by persons other than the directors or Executive Officers of the Company.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

As at the date of this Circular, the Company has in force a Directors' and Officers' Liability Insurance policy in the amount of $5,000,000 for the benefit of the directors and officers of the Company. The amount of the premium paid by the Company for the policy now in effect was $28,600. No portion of this premium was paid by the directors and officers of the Company. The policy provides for a deductible of $100,000 for any loss in connection with claims against a director or officer relating to violations of Canadian securities laws, a deductible of $50,000 for any loss in connection with claims resulting from wrongful employment practices and a deductible of $50,000 for other claims against directors and officers of the Company.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110, Audit Committees, of the Canadian Securities Administrators ("**MI 52-110**") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set forth below.

The Company's audit committee is governed by an audit committee charter, the text of which is attached hereto as Schedule A and forms part of this Circular.

The Company's audit committee is presently comprised of three directors, Gordon J. Soneff (Chair), David W. Adamson and Michael J. Vande Guchte. As defined in MI 52-110, two are "independent". The Audit Committee members possess education or experience that is relevant to the performance of their responsibilities as Audit Committee members of the Company as follows:

(a) David W. Adamson is President and Chief Executive Officer of Rubicon Minerals Corporation, a junior exploration mining company whose shares are listed on the Toronto Stock Exchange. He has extensive experience in marketing and raising capital including a significant number of years of experience in market capitalization in gold and base metal exploration in Canada, USA and Europe.

(b) Gordon J. Soneff has an MBA from University of Australia and an economics degree from the University of Calgary. He is a private investor and previously spent 8 years with Ford Credit Canada Ltd. in finance and accounting.

(c) Michael J. Vande Guchte is President & CEO of the Company. He has 13 years experience as a project manager and geologist giving him a clear understanding of exploration expenditures.

Since the commencement of the Company's most recently completed financial period, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since incorporation on July 4, 2006, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

With respect to the engagement of the external auditor for non-audit services, the audit committee has delegated the authority to pre-approve such non-audit services to David J. Adamson and Gordon J. Soneff, both independent directors of the Company. The audit committee has approved the external auditors providing non-audit services in relation to addressing technical or new accounting pronouncements, discussing and assisting management with issues

related to normal, day to day income taxation issues, not including material tax planning, and assisting with minor computer related matters, such as hardware issues and software functionality.

In the following table, "**audit fees**" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "**Audit-related fees**" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "**Tax fees**" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "**All other fees**" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Period Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2006	$7,500	Nil	N/A[1]	Nil
2005[2]	N/A	N/A	N/A	N/A

Notes:
1. Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CCRA. The initial corporate tax return for the Company has not yet been filed.
2. The Company was incorporated on July 4, 2006 and its first financial period ended on September 30, 2006.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a Venture Issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, *National Instrument 58-101- Disclosure of Corporate Governance Practices* ("**NI 58-101**") was adopted by the Canadian Securities Administrators. NI 58-101 requires issuers to disclose their governance practices in accordance with that instrument. The Company is a "venture issuer" within the meaning of NI 58-101. A discussion of the Company's governance practices within the context of NI 58-101 is set out below.

Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
1. Board of Directors	
(a) Disclose the identity of directors who are independent.	(a) The Company has two independent directors, David W. Adamson and Gordon J. Soneff.
(b) Disclose the identity of directors who are not independent, and describe the basis of that determination.	(b) The Company has two directors who are not independent because they are executive officers of the Company, namely: Michael J. Vande Guchte, President & CEO and J. Garfield MacVeigh, Vice-President, Exploration.

	Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
2.	**Directorships**	
	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors are presently also directors of other reporting issuers as listed: • Michael J. Vande Guchte: Nil • David W. Adamson: Rubicon Minerals Corporation (TSX; AMEX) Africo Resources Ltd. (TSX) and Constantine Metal Resources Ltd. (TSXV) • J. Garfield MacVeigh: Constantine Metal Resources Ltd. (TSXV) • Gordon J. Soneff: Nil
3.	**Orientation and Continuing Education**	
	Describe what steps, if any, the board takes to orient new directors and describe any measures the board takes to provide continuing education for directors.	The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.
4.	**Ethical Business Conduct**	
	Disclose what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.	The Company does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is also expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements as well as with the Company's Corporate Disclosure Policy, Insider Trading Policy and Whistle Blower Policy.

Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
5. Nomination of Directors	
Disclose what steps, if any are taken to identify new candidates for board nomination, including:	
(a) who identifies new candidates, and	(a) When a board vacancy occurs or is contemplated, any director may make recommendations to the board as to qualified individuals for nomination to the board.
(b) the process of identifying new candidates.	(b) In identifying new candidates, the directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company at that time.
6. Compensation	
Describe what steps, if any, are taken to determine compensation for the Company's directors and CEO including:	
(a) who determines the compensation, and	(a) The Company's Compensation Committee reviews the compensation of the directors and executive officers. The Compensation Committee also administers the Company's Stock Option Plan.
(b) the process of determining compensation.	(b) The Board grants stock options to directors and executive officers of the Company from time to time based on recommendations of the Compensation Committee. Executive officers and directors may be compensated through stock options for their expert advice and contribution towards the success of the Company. The form and amount of such compensation will be guided by the following goals: (i) compensation should be commensurate with the time spent by executive officers and directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.

Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
7. Other Board Committees	
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The board has no other standing committees.
8. Assessments	
Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.	The Board does not have a formal process to critically review the performance of the Board and each of its committees.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The Financial Statements of the Company for the financial period ended September 30, 2006, and the auditors' report thereon, will be presented to the Meeting. Copies are available online at www.sedar.com.

APPOINTMENT OF AUDITORS

The shareholders of the Company will be asked to vote for the re-appointment of De Visser Gray, Chartered Accountants, as auditors of the Company for the ensuing year. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution re-appointing De Visser Gray, Chartered Accountants, as auditors for the Company for the ensuing year,** to hold office until the close of the next annual meeting of shareholders or until the firm of De Visser Gray, Chartered Accountants is removed from office or resigns. The shareholders will also be asked to approve and adopt an ordinary resolution authorizing the Board of Directors of the Company to fix the compensation of the auditors for the ensuing year. De Visser Gray, Chartered Accountants, have been the auditors of the Company since July 5, 2006.

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to elect four directors for the ensuing year.

The term of office of each of the present four directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Company, or with the provisions of the *Business Corporations Act* (Canada). No class of shareholders of the Company has the right to elect a specified number of directors or to cumulate their votes for directors.

The Board of Directors has not appointed an Executive Committee. The members of the Company's Audit Committee as at the date hereof are Gordon J. Soneff (Chair), David W. Adamson and Michael J. Vande Guchte. The members of the Company's Compensation Committee as at the date hereof are Gordon J. Soneff and David W. Adamson.

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupation, business or employment, the period of time for which each has been a director of the Company, and the number of Common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at February 20, 2007:

Name, Present Office and Province and Country of Residence(1)	Present Principal Occupation, Business or Employment(1)	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled(1)(2)
MICHAEL J. VANDE GUCHTE *Director, President & CEO* *British Columbia, Canada*	Professional Geoscientist; President & CEO of the Company, July 2006 to present; formerly, Manager Corporate Development of Rubicon Minerals Corporation (TSX; AMEX) September 2005 to July, 2006; System Consultant with Accenture Business Services (Provider of Outsourced Business Services), August 2000 to August 2005	July 5, 2006	52,600
J. GARFIELD MACVEIGH *Director, Vice-President, Exploration* *British Columbia, Canada*	Exploration Geologist; President, CEO & Director, Constantine Metal Resources Ltd. (TSXV), May 2006 to date; previously Senior Officer and Director of Rubicon Minerals Corporation (TSX; AMEX), 1996 to February, 2007	July 5, 2006	266,348
DAVID W. ADAMSON *Director* *British Columbia, Canada*	Exploration Geologist; President, CEO and Director of Rubicon Minerals Corporation (TSX; AMEX), over five years; Director, Constantine Metal Resources Ltd. (TSXV), May 2006 to date	July 5, 2006	484,711
GORDON J. SONEFF *Director* *Alberta, Canada*	Investor; Self-employed, over five years	July 5, 2006	Nil

Notes:

1. The information as to residence, present principal occupation, business or employment, and the number of Common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. The information regarding the present principal occupation, business or employment for each of the four directors is for the past five years.
2. Does not include stock options held by the directors as at February 20, 2007 as follows:

Option Holder	Number of Shares	Exercise Price	Expiry Date
David W. Adamson	29,166	$0.47	August 8, 2007
David W. Adamson	41,666	$0.67	January 6, 2010
J. Garfield MacVeigh	41,666	$0.67	January 6, 2010
Michael J. Vande Guchte	16,666	$0.38	September 1, 2010

Does not include warrants held by the directors as at February 20, 2007 as follows:

Warrant Holder	Number of Shares	Exercise Price	Expiry Date
Michael J. Vande Guchte	33,000	$1.00	December 8, 2008

To the best of the knowledge of the Company, no proposed director of the Company is, or within the 10 years before the date of this Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPROVAL OF BYLAW NO. 1

On August 16, 2006, the Board of Directors enacted Bylaw No. 1 of the Company, being a bylaw relating generally to the transaction of the business and affairs of the Company, pursuant to the Canada *Business Corporations Act*. A copy of Bylaw No. 1 is available online at www.sedar.com.

The Company was incorporated on July 4, 2006 to facilitate the Plan of Arrangement under which Rubicon, a public company whose shares are listed on the Toronto Stock Exchange, would proceed with a reorganization which would have the result of dividing its mineral assets between three separate public companies: the then existing Rubicon and two newly created companies, namely, the Company and CopperCo Resource Corp. On implementation of the Plan of Arrangement, the Company would hold the exploration assets held by Rubicon in the Province of Newfoundland and Labrador and the Territory of Nunavut. The Plan of Arrangement was effective on December 8, 2006. The Company did not have any shareholders until the effective date of the Plan of Arrangement and accordingly, is now requesting the shareholders of the Company at the Meeting to confirm Bylaw No. 1.

Accordingly, the shareholders will be requested at the Meeting to approve an ordinary resolution in the following terms:

> "**RESOLVED THAT** Bylaw No. 1 of the Company enacted by the directors on August 16, 2006, being a bylaw relating generally to the transaction of the business and affairs of the Company, be and is hereby ratified and confirmed."

The Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of the resolution confirming Bylaw No. 1.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

GENERAL

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common shares.

ADDITIONAL INFORMATION

Additional information concerning the Company is available online at www.sedar.com. Financial information concerning the Company is provided in the Company's Financial Statements and Management's Discussion and Analysis for the financial period ended September 30, 2006.

Shareholders wishing to obtain a copy of the Company's Financial Statements and Management's Discussion and Analysis may contact the Company as follows:

Paragon Minerals Corporation
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
Telephone: (604) 623-3333
Facsimile: (604) 623-3355
Website: www.paragonminerals.com

DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved by the Directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "*Michael J. Vande Guchte*"
President & CEO

Vancouver, British Columbia
February 20, 2007

SCHEDULE A

PARAGON MINERALS CORPORATION

AUDIT COMMITTEE CHARTER

---

1. PURPOSE

1.1 The primary functions of the Audit Committee of Paragon Minerals Corporation (the "Company") are to fulfill its responsibilities in relation to reviewing the integrity of the Company's financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Company's compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; and reviewing the qualifications, independence and performance of the external auditors.

2. MEMBERSHIP AND ORGANIZATION

2.1 **Composition** - Subject to paragraph 2.6, the Audit Committee shall consist of not less than three independent members of the Board. At the invitation of the Audit Committee, members of the Company's management and others may attend Audit Committee meetings as the Audit Committee considers necessary or desirable.

2.2 **Appointment and Removal of Audit Committee Members** - Each member of the Audit Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of shareholders of the Company at which the member's term of office expires, (b) the death of the member or (c) the resignation, disqualification or removal of the member from the Audit Committee or from the Board. The Board may fill a vacancy in the membership of the Audit Committee.

2.3 **Chair** - At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee's compliance with this mandate, work with management to develop the Audit Committee's annual work-plan and provide reports of the Audit Committee to the Board. The Chair may vote on any matter requiring a vote and shall provide a second vote in the case of a tie vote.

2.4 **Independence** - Subject to paragraph 2.6, each member of the Audit Committee shall be an "independent" (as such term is used in Multilateral Instrument 52-110 - Audit Committees ("MI 52-110").

2.5 **Financial Literacy** - Subject to paragraph 2.6, members of the Audit Committee shall be financially literate or agree to become financially literate within a reasonable period of time following the member's appointment. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

2.6 **Venture Issuer** - For so long as the Company is a "venture issuer" as defined in MI 52-110, it is not required to comply with the provisions of paragraph 2.1 "Composition", 2.4 "Independence" or 2.4 "Financial Literacy" above. In the event the Company cannot comply with all or a part of these provisions, then the Committee shall be comprised of not less than three members of the Board, a majority of whom are not officers or employees of the Company or a subsidiary of the Company.

3. MEETINGS

3.1 **Meetings** - The members of the Audit Committee shall hold meetings as are required to carry out this mandate, and in any case no less than four meetings annually. The external auditors are entitled to attend and be heard at each Audit Committee meeting. The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board or the President and Chief Executive Officer may call a meeting of the Audit Committee. The Chair shall

chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a Chair from their number for a meeting.

3.2 **Secretary and Minutes** - The Corporate Secretary, his or her designate or any other person the Audit Committee requests, shall act as secretary at Audit Committee meetings. Minutes of Audit Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Audit Committee for approval.

3.3 **Quorum** - A majority of the members of the Audit Committee shall constitute a quorum. If a quorum cannot be obtained for an Audit Committee meeting, members of the Board who would qualify as members of the Audit Committee may, at the request of the Chair or the Chairman of the Board, serve as members of the Audit Committee for that meeting.

3.4 **Access to Management and Outside Advisors** - The Audit Committee shall have unrestricted access to management and employees of the Company, and, from time to time may hold meetings with the external auditor, the Chief Financial Officer or the President and Chief Executive Officer. The Audit Committee shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any officer of the Company. The Company shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.

3.5 **Meetings Without Management** - The Audit Committee shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

4. FUNCTIONS AND RESPONSIBILITIES

The Audit Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Audit Committee by the Board. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by applicable corporate securities laws, the binding requirements of the stock exchanges on which the securities of the Company are listed, and all other applicable laws.

4.1 Financial Reports

(a) **General** - The Audit Committee is responsible for reviewing the integrity of the Company's financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company's financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The external auditors are responsible for auditing the Company's annual consolidated financial statements and, if requested by the Company, for reviewing the Company's unaudited interim financial statements.

(b) **Review of Annual Financial Reports** - The Audit Committee shall review the annual consolidated audited financial statements of the Company, the external auditors' report thereon and the related management's discussion and analysis of the Company's financial condition and results of operation to determine whether they present fairly, in all material respects in accordance with Canadian generally accepted accounting principles, or any other generally accepted accounting principles in which the financial statements of the Company are prepared from time to time, the financial condition, results of operations and cash flows of the Company. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c) **Review of Interim Financial Reports** - The Audit Committee shall review the interim consolidated financial statements of the Company, the external auditors review report thereon, if applicable, and the related MD&A to determine whether they present fairly, in all material respects in accordance with GAAP, the financial condition, results of operations and cash flows of the Company. After completing its review, if advisable, the Audit Committee shall, if so authorized by the Board, approve the interim financial statements and the related MD&A, or if not authorized by the Board, then approve and recommend for Board approval.

(d) **Review Considerations** - In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

(i) meet with management and the external auditors to discuss the financial statements and MD&A;

(ii) review the disclosures in the financial statements;

(iii) review the audit report or review report prepared by the external auditors;

(iv) discuss with management, the external auditors and legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(v) review critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(vi) review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management;

(vii) review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

(viii) review management's report on the effectiveness of internal controls over financial reporting;

(ix) review results of the Company's whistleblowing program; and

(x) review any other matters, related to the financial statements, that are brought forward by the external auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or applicable law.

4.2 **Approval of Other Financial Disclosures** - The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing financial results of the Company and any other material financial disclosure, including in Management Information Circulars and Annual Information Forms.

4.3 **External Auditors**

(a) **General** -The Audit Committee shall be responsible for oversight of the work of the external auditors in auditing and reviewing the Company's financial statements and internal controls over financial reporting.

(b) **Appointment and Compensation** - The Audit Committee shall review and, if advisable, select and recommend (i) for shareholder approval, the appointment of the external auditors and (ii) for shareholder or Board approval, as applicable, the compensation of the external auditors.

(c) **Annual Review Report** - At least annually, the Audit Committee shall obtain and review a report by the external auditors describing: (i) their internal quality-control procedures and (ii) any material issues raised by their most recent internal quality-control review, peer review or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any of these issues.

(d) **Audit Plan** - At least annually, the Audit Committee shall review a summary of the external auditors' annual audit plan. The Audit Committee shall consider and review with the external auditors any material changes to the scope of the plan.

(e) **Quarterly Review Report** - If the external auditors review the Company's unaudited interim financial statements, then the Audit Committee shall review a quarterly review report prepared by the external auditors in respect of each of the interim financial statements of the Company.

(f) **Independence of External Auditors** - At least annually, and before the external auditors issue their report on the annual financial statements, the Audit Committee shall obtain from the external auditors a formal written statement describing all relationships between the external auditors and the Company, discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors, and obtain written confirmation from the external auditors that they are objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs.

(g) **Evaluation and Rotation of Lead Partner** - At least annually, the Audit Committee shall review the qualifications and performance of the lead partners of the external auditors. The Audit Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

(h) **Pre-Approval of Non-Audit Services** - The Audit Committee shall pre-approve any retainer of the external auditors for any non-audit service to the Company in accordance with applicable law and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

(i) **Hiring Practices** - The Audit Committee shall review and approve guidelines regarding the hiring of employees or former employees of the external auditors.

4.4 **Internal Controls**

(a) **General** - The Audit Committee shall monitor the system of internal control.

(b) **Establishment, Review and Approval** - The Audit Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the external auditors:

(i) the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company's internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions.

(ii) any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company's periodic regulatory filings;

(iii) any material issues raised by any inquiry or investigation by the Company's regulators;

(iv) any related significant issues and recommendations of the external auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

4.5 **Whistleblowing Procedures** - The Audit Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by the Company from employees or others, regarding accounting, internal accounting controls, or auditing matters.

4.6 **Succession Planning** - In consultation with the Board, the Audit Committee shall review succession plans for the Chief Financial Officer and the Chief Accountant or Controller of the Company. The Audit Committee shall

review candidates for the position of Chief Financial Officer of the Company and make recommendations to the Board with respect to the appointment of a Chief Financial Officer.

4.7 **Adverse Investments and Transactions** - The Audit Committee shall review any investments and transactions that could adversely affect the well-being of the Company.

4.8 **Audit Committee Disclosure** - The Audit Committee shall review and approve any audit committee disclosures required by securities regulators in the Company's disclosure documents.

4.9 **Assessment of Regulatory Compliance** - The Audit Committee shall review management's assessment of compliance with laws and regulations as they pertain to responsibilities under this mandate, report its findings to the Board and recommend changes it considers appropriate.

4.10 **Delegation** - The Audit Committee may designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.

5. REPORTING TO THE BOARD

5.1 The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Audit Committee or as requested by the Board, on matters arising at Audit Committee meetings and, where applicable, shall present the Audit Committee's recommendation to the Board for its approval.

Approved and adopted by the Board effective July 6, 2006.

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

Paragon Minerals Corporation ("Issuer")
Suite 1540 - 800 West Pender Street
Vancouver, BC V6C 2V6

Phone: 604-623-3333

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is not a reporting issuer.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

☐ Bio-tech
Financial Services
☐ investment companies and funds
☐ mortgage investment companies
☐ Forestry
☐ Hi-tech
☐ Industrial

Mining
☒ exploration/development
☐ production
☐ Oil and gas
☐ Real estate
☐ Utilities
☐ Other (describe) ____________________

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

September 1, 2006, and

September 6, 2006

Item 6: For each security distributed:

(a) describe the type of security,

Unit Special Warrants - Each Unit Special Warrant entitles the holder to receive, upon exercise and without further consideration, automatically upon closing of the Plan of Arrangement ("Arrangement") among Rubicon Minerals Corporation ("Rubicon"), the Issuer, CopperCo Resource Corp., and Africo Resources Ltd. (as described in the Information Circular of Rubicon dated July 7, 2006), one common share of the Issuer and one common share purchase warrant ("Warrant"), with each Warrant entitling the holder to purchase one common share of the Issuer for a period of 2 years from the date of closing of the Arrangement at a price of $1.00 per share.

Flow-Through Special Warrants - Each Flow-Through Special Warrant entitles the holder to receive, upon exercise and without further consideration, automatically upon closing of the Arrangement, one flow-through common share of the Issuer.

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

3,179,000 Unit Special Warrants

4,092,168 Flow Through Special Warrants

(c) state the exemption(s) relied on.

Sections 2.3 (Accredited Investor), 2.5 (Family, Friends and Business Associates), and 2.10 (Minimum Amount) of National Instrument 45-106.

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	2 (Unit Special Warrant Purchasers)	$0.50	41,500.00
	8 (Flow-Through Special Warrant Purchasers)	$0.60	121,200.60
Manitoba	1 (Flow-Through Special Warrant Purchaser)	$0.60	20,400.00
Ontario	3 (Unit Special Warrant Purchasers)	$0.50	520,000.00
	8 (Flow-Through Special Warrant Purchasers)	$0.60	671,000.00
Newfoundland	10 (Unit Special Warrant Purchasers)	$0.50	445,500.00
	15 (Flow-Through Special Warrant Purchasers)	$0.60	1,642,700.20
Atlanta, Georgia	1 (Unit Special Warrant Purchaser)	$0.50	10,000.00
Birmingham, Alabama	1 (Unit Special Warrant Purchaser)	$0.50	250,000.00
Solana Beach, California	1 (Unit Special Warrant Purchaser)	$0.50	12,500.00
St. Michael, Barbados	2 (Unit Special Warrant Purchasers)	$0.50	200,000.00
HongKong	1 (Unit Special Warrant Purchaser)	$0.50	100,000.00
London, England	1 (Unit Special Warrant Purchaser)	$0.50	10,000.00
Total number of Purchasers	54		
Total dollar value of distribution in all jurisdictions (Canadian $)			4,044,800.80

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
None					

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: September 7, 2006

PARAGON MINERALS CORPORATION

Name of issuer (please print)

Michael J. Vande Guchte, President & CEO Tel No.: 604-623-3333

Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Alan L. Monk
Solicitor, Davis & Company LLP
2800 Park Place, 666 Burrard Street
Vancouver, BC V6C 2Z7
Telephone No. 604-643-2978

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

(a) has been notified by the issuer

(i) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,

(ii) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

(iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

(iv) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and

(b) has authorized the indirect collection of the information by the Ontario Securities Commission.

<u>**NOTICE OF CHANGE IN CORPORATE STRUCTURE**</u>

(SECTION 4.9 OF NATIONAL INSTRUMENT 51-102)

Paragon Minerals Corporation ("Paragon") hereby gives notice pursuant to section 4.9 of National Instrument 51-102 of the following change in corporate structure:

<u>**Names of the Parties to the Transaction:**</u>

Rubicon Minerals Corporation ("Rubicon")
Paragon Minerals Corporation ("Paragon")
Africo Resources Ltd. (formerly CopperCo Resource Corp.) ("New Africo")
Africo Resources (B.C.) Ltd. (formerly Africo Resources Ltd.) ("Old Africo")

<u>**Description of the Transaction:**</u>

Rubicon has completed a reorganization by way of a statutory Plan of Arrangement, which has resulted in Rubicon dividing its assets between three separate public companies: Rubicon itself, and two newly-created companies, Paragon and New Africo. Rubicon continues to hold its Red Lake Properties and other interests; Paragon holds the exploration assets which Rubicon held in the Province of Newfoundland and Labrador and the Territory of Nunavut; and New Africo's key asset is the Kalukundi copper-cobalt project in the Democratic Republic of Congo, held through Old Africo (Rubicon held a 39.6% equity interest in Old Africo immediately prior to the Arrangement).

Rubicon Shareholders of record on the Share Distribution Record Date (which has been fixed at December 19, 2006) will receive one New Rubicon Common Share for every Rubicon Common Share held on the Share Distribution Record Date, one Paragon Common Share for every six Rubicon Common Shares held on the Share Distribution Record Date, and that number of New Africo Common Shares obtained by multiplying the number of Rubicon Common Shares held on the Share Distribution Record Date by the Rubicon-CopperCo Exchange Ratio (which will be approximately 0.0925, or one New Africo Common Share for approximately every 10.81 Rubicon Common Shares held).

A description of the Arrangement and of the parties upon completion of the Arrangement is set out in Rubicon's management information circular dated July 7, 2006 which is available on SEDAR at www.sedar.com.

The Common Shares of Rubicon continue to trade on the TSX and AMEX under the symbol "RMX" and "RBY" respectively, and the common shares of Paragon and New Africo have commenced trading on the TSX Venture Exchange and the TSX, respectively, under the symbols "PGR" and "ARL", respectively.

<u>**Effective Date of Transaction:**</u>

December 8, 2006

<u>**Names and Reporting Issuer Status of Each Continuing Entity:**</u>

Rubicon Minerals Corporation continues to be a reporting issuer in British Columbia, Alberta, Ontario and Quebec.

Paragon Minerals Corporation is a reporting issuer in British Columbia, Alberta and Quebec.

Africo Resources Ltd. (formerly CopperCo Resource Corp.) is a reporting issuer in British Columbia, Alberta, Quebec and Ontario.

Africo Resources (B.C. Ltd.) (formerly Africo Resources Ltd.)* continues to be a private company.

Date of Paragon's first financial year-end subsequent to the transaction:

September 30, 2007

Periods of the interim and annual financial statements required to be filed for Paragon's first financial year subsequent to the transaction:

- first quarter interim financial statements (with no comparative interim period) for the three month period ended December 31, 2006
- second quarter interim financial statements (with no comparative interim period) for the six month period ended March 31, 2007
- third quarter interim financial statements (with no comparative interim period) for the nine month period ended June 30, 2007
- annual financial statements (with no comparative annual period) for the year ended September 30, 2007

Comparative periods will not be available for the periods described above because Paragon was incorporated on July 4, 2006.

Date of Notice

December 15, 2006

* Africo Resources (B.C.) Ltd. survives as a wholly owned subsidiary of Africo Resources Ltd.

BY-LAW NO. 1

OF

PARAGON MINERALS CORPORATION

BE IT ENACTED and it is hereby enacted as a by-law of Paragon Minerals Corporation ("Corporation") as follows:

PART 1 - TABLE OF CONTENTS

Page

PART 2- INTERPRETATION

2.1 This and all other by-laws of the Corporation ("By-laws") are subject to the provisions of the *Canada Business Corporations Act.*

2.2 In the By-laws, unless there is something in the subject or context inconsistent therewith:

"Act" means the *Canada Business Corporations Act* from time to time in force and includes the regulations made pursuant thereto.

"Board" and "directors" means the directors or sole director of the Corporation for the time being.

"registered owner", "registered holder", "owner" or "holder" when used with respect to a security of the Corporation means the person registered in the securities register in respect of such security.

2.3 A reference to writing includes any visible form of representing or reproducing words.

2.4 Words importing the singular or plural, an individual or corporation, or the masculine, feminine or neuter gender will include the other or others of them respectively as the context requires.

2.5 The meaning of any words or phrases defined in the Act will, if not inconsistent with the subject or context, bear the same meaning in the By-laws.

PART 3 - SECURITIES

3.1 The securities of the Corporation will be under the control of the directors who may, subject to the Act, the Articles, any unanimous shareholder agreement and the rights of the holders of any securities, allot, issue, or otherwise deal with them, at such times, to such persons (including directors) in such manner, upon such terms and conditions, as they, in their absolute discretion, may determine.

3.2 Except as required by law or the By-laws, no person will be recognized by the Corporation as having any interest whatsoever in any security except the registered holder thereof.

3.3 If a security is registered in the names of two or more persons they will be joint holders.

3.4 Neither the Corporation nor any transfer agent will be liable for any loss occasioned to a security holder resulting from any security certificate being lost in the mail or stolen.

PART 4 - PURCHASE AND REDEMPTION OF SHARES

4.1 If the Corporation proposes to purchase or redeem some but not all of the shares of any class, the directors may, subject to the special rights and restrictions attached to such class of shares, decide the manner in which the shares to be purchased or redeemed are to be selected.

PART 5 - MEETINGS OF SHAREHOLDERS

5.1 The date, time and place of all meetings of shareholders of the Corporation will be determined by the directors.

5.2 Except as otherwise provided by the Act, where any special business to be considered at a meeting of shareholders includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting will be sufficient if, with respect to such document, it states that a copy of the document is or will be available for inspection by shareholders at the registered office of the Corporation or at such other place in Canada designated in the notice during usual business hours up to the date of such meeting of shareholders.

5.3 A quorum for the transaction of business at any meeting of shareholders (unless a greater number of persons is required to be present or a greater number of shares is required to be represented by the Act or by the Articles or any other bylaw) is persons present not being less than two in number who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. If there is only one shareholder, the quorum is one person present and being, or representing by proxy, such shareholder.

5.4 If within half an hour from the time appointed for a meeting of shareholders there is no quorum, the meeting, if convened upon the requisition of shareholders, will terminate. In any other case it will be adjourned to the same day in the next week, at the same time and place, and,

if at the adjourned meeting there is not a quorum within half an hour from the time appointed for the meeting, any shareholder entitled to attend and vote at the meeting who is present or represented by proxy or other proper authority will be the quorum.

5.5 The Chairman of the Board, if any, or in his or her absence the President of the Corporation or in his or her absence a Vice-President of the Corporation, if any, will be entitled to preside as chairman at every meeting of shareholders of the Corporation.

5.6 If at any meeting of shareholders neither the Chairman of the Board nor the President nor a Vice-President is present within fifteen minutes after the time appointed for holding the meeting or if present is not willing to act as chairman, the directors present will choose a chairman; but if all the directors present decline to take the chair or fail so to choose or if no director is present, the shareholders present will choose a chairman.

5.7 The chairman may, and will if so directed by the meeting, adjourn a meeting of shareholders from time to time and from place to place, but no business will be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. It will not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting unless adjourned for an aggregate of 30 days or more.

5.8 The only persons entitled to be present at a meeting of shareholders will be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or By-laws to be present at the meeting or are otherwise permitted by the chairman of the meeting.

5.9 No motion proposed at a meeting of shareholders need be seconded and the chairman may propose a motion.

5.10 Unless the Act otherwise provides, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution.

5.11 In calling a meeting of the shareholders, the directors may determine that the meeting will be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

5.12 If the Corporation is not a distributing corporation, notice of a shareholders' meeting may be sent to the shareholders within a shorter period than that prescribed under the Act, at the discretion of the directors.

PART 6 - VOTING OF SHAREHOLDERS

6.1 Subject to any special voting rights or restrictions attached to any class of shares and the restrictions on joint holders of shares, on a show of hands every shareholder who is present in person and entitled to vote thereat will have one vote and on a ballot every shareholder present in person or represented by proxy or other proper authority will have one vote for each share of which he, she or it is the registered holder.

6.2 In the case of joint registered holders of a share the vote of the senior who exercises a vote, whether in person or by proxyholder, will be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose seniority will be determined by the order in which the names stand in the central securities register. Two or more legal personal representatives of a deceased shareholder whose shares are registered in the sole name of the deceased will for the purpose of this clause be deemed joint registered holders.

6.3 A shareholder of unsound mind entitled to attend and vote in respect of whom an order has been made by any court having jurisdiction may, after depositing a certified copy of such order with the Corporation, vote, whether on a show of hands or on a ballot, by his or her committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis, or other person may appoint a proxyholder.

6.4 In the case of an equality of votes, whether on a show of hands or on a ballot, the chairman of the meeting at which the show of hands takes place or at which the ballot is demanded will not be entitled to a second or casting vote.

6.5 If a ballot is demanded it will be taken either at the meeting and of the shareholders present in person or represented by proxy or other proper authority at the time the ballot is taken, or at such other time and in such manner as the chairman may direct. Any business other than that upon which the ballot has been demanded may be proceeded with pending the taking of the ballot. A demand for a ballot may be withdrawn.

6.6 In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith will be final and conclusive.

6.7 On a ballot a person entitled to cast more than one vote need not, if he, she or it votes, use all his, her or its votes or cast all the votes he, she or it uses in the same way.

6.8 A shareholder holding more than one share in respect of which he, she or it is entitled to vote will be entitled to appoint one or more (but not more than two) proxyholders to attend, act and vote for him, her or it on the same occasion. If such a shareholder should appoint more than one proxyholder for the same occasion he, she or it will specify the number of shares each proxyholder will be entitled to vote.

6.9 If the appointor of a proxyholder is a corporation, the form of proxy will be executed either under the seal of the corporation or under the hand of a duly authorized officer or representative of or attorney for the corporation.

6.10 Unless otherwise provided by the directors, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must, to be valid, be deposited either at the registered office of the Corporation or at such other place as is specified for that purpose in the notice convening the meeting, or in the information circular relating thereto, not less than 48 hours, excluding Saturdays and holidays, before the time of the meeting or an adjournment thereof at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting or an adjournment thereof.

6.11 A proxy may be in any form the directors or the chairman of the meeting approve, including in electronic form.

6.12 A vote given in accordance with the terms of a proxy will be valid notwithstanding the previous death or incapacity of the shareholder giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer will have been received at the registered office of the Corporation or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote is taken.

6.13 Any vote to be held at a shareholders' meeting may be held partially or entirely by means of a telephonic, electronic or other communication facility and any person participating in a meeting of shareholders and entitled to vote at that meeting may vote by means of the telephonic, electronic or other communication facility, and by so voting will be considered to have participated in a vote by way of a show of hands or on a ballot as if that person were physically present at the meeting.

PART 7 - DIRECTORS

7.1 Where the Articles do not provide for a fixed number of directors, the number of directors, being not less than the minimum nor more than the maximum authorized number, to be elected at any shareholders' meeting will be determined by the directors, failing which the number to be elected will be the same as the number of directors whose terms expire at the meeting.

7.2 The directors may determine the length of the term of office of any director to be elected, failing which the shareholders may make such determination.

7.3 The remuneration of the directors as such may from time to time be determined by the directors. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Corporation who is a director. The directors will be repaid such reasonable travelling, hotel and other expenses as they incur in and about the affairs or business of the Corporation and if any director will perform any professional or other services for the Corporation that in the opinion of the directors are outside the ordinary duties of a director or will otherwise be specially occupied in or about the Corporation's affairs or business, he or she may be paid a remuneration to be fixed by the Board, or, at the option of such director, by resolution of the shareholders and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive. The directors may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Corporation or to his or her spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 8 - ALTERNATE DIRECTORS

8.1 Any director (an "appointor") may by notice in writing received by the Corporation appoint any person (or "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointing director is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to the appointor within a reasonable time after the delivery of the notice of appointment received by the Corporation.

8.2 Every alternate director is entitled to notice of meetings of directors or committees of the directors, of which his or her appointor is a member and to attend and vote as a director at a meeting at which his or her appointor is not personally present.

8.3 A person may be appointed as an alternate director by more than one director, and an alternate director:

(a) will be counted in determining the quorum for a meeting of directors once for each appointor and, in the case of an appointee who is also a director, once more in that capacity;

(b) has a separate vote at a meeting of directors for each appointor and, in the case of an appointee who is also a director, an additional vote in that capacity;

(c) will be counted in determining the quorum for a meeting of a committee of directors once for each appointor who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity; and

(d) has a separate vote at a meeting of a committee of directors for each appointor who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

8.4 Every alternate director, if authorized by the instrument appointing him or her, may sign in place of the director who appointed him or her any resolutions submitted to the directors to be consented to in writing.

8.5 Every alternate director is deemed not to be the agent of his or her appointor and shall be deemed not to have any conflict arising out of any interest, property or office held by the appointor. An alternate director shall be deemed to be a director for all purposes of these Articles, with full power to act as a director, subject to any limitations in the instrument appointing him, and an alternate director shall be entitled to all of the indemnities and similar protections afforded directors by the Act and under these Articles. A director shall have no liability arising out of any act or omission by his or her alternate director to which the appointor was not a party, nor shall an alternate director have liability for any act or omission by the appointor. Without limiting the foregoing, no duty to account to the Corporation shall be imposed upon an alternate director merely because he or she voted in respect of a contract or

transaction in which the appointor was interested or which the appointor failed to disclose, nor shall any such duty be imposed upon an appointor merely because he or she voted in respect of a contract or transaction in which his or her alternate director was interested or which such alternate director failed to disclose.

8.6 A director may at any time by notice in writing to the Corporation, revoke the appointment of an alternate appointed by him or her.

8.7 The appointment of an alternate director ceases when:

(a) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(b) the alternate director dies, or resigns as an alternate director by notice in writing provided to the Corporation;

(c) the alternate director ceases to be qualified to act as a director; or

(d) his or her appointor revokes the appointment of the alternate director.

8.8 An alternate director may be reimbursed by the Corporation such expenses as might properly be repaid to him or her if he or she were a director and he or she is entitled to receive from the Corporation such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct

PART 9 - POWERS AND DUTIES OF DIRECTORS

9.1 Subject to any unanimous shareholders agreement, the powers of the Corporation will be exercised only by the directors, except those which by the Act or the By-laws are required to be exercised by a resolution of the shareholders and those referred to the shareholders by the directors.

9.2 The directors may from time to time:

(a) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit;

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Corporation or any other person; and

(c) mortgage, hypothecate, pledge, or charge, whether by way of specific or floating charge, or create any other security on the undertaking and the whole or any part of the property and assets (both present and future) of the Corporation.

9.3 The directors may from time to time by power of attorney or other instrument appoint any person to be the agent or the attorney of the Corporation for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors

under the By-laws and excepting the powers of the directors relating to the constitution of the Board and of any of its committees, the appointment or removal of officers and the power to declare dividends), for such period, with such remuneration and subject to such conditions as the directors may think fit, and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such agent or attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

PART 10 - DISCLOSURE OF INTEREST OF DIRECTORS

10.1 A director may hold any office or place of profit with the Corporation in addition to his or her office of director for such period and on such terms (as to remuneration or otherwise) as the directors may determine and no director or intended director will be disqualified by his or her office from contracting with the Corporation either with regard to his or her tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Corporation in which a director is in any way interested will be voided by reason thereof.

10.2 A director or his or her firm may act in a professional capacity for the Corporation and he or she or his or her firm will be entitled to remuneration for professional services as if he or she were not a director.

10.3 A director may be or become a director, officer or employee of, or otherwise interested in, any corporation or firm in which the Corporation may be interested as a shareholder or otherwise, and such director will not, except as provided by the Act or the By-laws, be accountable to the Corporation for any remuneration or other benefit received by him or her as director, officer or employee of, or from his or her interest in, such other corporation or firm, unless the directors otherwise direct.

PART 11 - PROCEEDINGS OF DIRECTORS

11.1 Unless otherwise determined by the directors the President will be the Chairman of the Board.

11.2 A director may, and the Secretary will on the request of a director, call a meeting of the directors.

11.3 The Chairman of the Board, or in his or her absence the President, will preside as chairman at every meeting of the directors, or if there is no Chairman of the Board or neither the Chairman of the Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board and the President have advised the Secretary that they will not be present at the meeting, the directors present will choose one of their number to be chairman of the meeting.

11.4 The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting will be decided by a

majority of votes and in case of an equality of votes the chairman will not have a second or casting vote.

11.5 A director participating in a meeting by telephonic, electronic or other communications facilities which permit all persons participating in the meeting to communicate adequately, will be deemed to have agreed to such a meeting and will be counted in the quorum therefor and be entitled to speak and vote thereat.

11.6 The quorum necessary for the transaction of business by the directors may be fixed by the directors, and if not so fixed, will be a majority of the number of directors fixed under section 7.1 of these Bylaws.

11.7 Notwithstanding any of the foregoing provisions of these Bylaws a resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the directors or any committee of directors is as valid as if it had been passed at a meeting of the directors or any committee of directors.

PART 12 - COMMITTEES

12.1 All committees may meet and adjourn as they think fit. Questions arising at any meeting will be determined by a majority of votes of the members of the committee, and in case of an equality of votes the chairman will not have a second or casting vote.

12.2 All committees will keep minutes of their actions and will cause them to be recorded in books kept for that purpose and will report the same to the Board at such times as the Board requires. The directors will also have power at any time to revoke or override any authority given to or acts to be done by any such committees except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary.

PART 13 - OFFICERS

13.1 The directors may decide what functions and duties each officer will perform and may entrust to and confer upon him or her any of the powers exercisable by them upon such terms and conditions as they think fit and may from time to time revoke, withdraw, alter or vary any of such functions, duties and powers.

PART 14 - INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES

14.1 Subject to the provisions of the Act, the Corporation will indemnify and, if necessary, apply to a court of competent jurisdiction for approval thereof, each director or officer or former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative,

investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity. The Corporation may advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding. Each such director or officer on being elected or appointed will be deemed to have contracted with the Corporation on the terms of the foregoing indemnity.

14.2 Subject to the provisions of the Act, the directors may cause the Corporation to indemnify any employee or agent of the Corporation or of a corporation of which the Corporation is or was a shareholder (notwithstanding that he or she may also be a director) and his or her heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him, her or them and resulting from his or her acting as an employee or agent of the Corporation or such related corporation. In addition the Corporation will indemnify the Secretary and any Assistant Secretary of the Corporation if he or she is not a full time employee of the Corporation and notwithstanding that he or she may also be a director and his or her respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him, her or them and arising out of the functions assigned to the Secretary by the Act or these Bylaws and the Secretary and Assistant Secretary will on being appointed be deemed to have contracted with the Corporation on the terms of the foregoing indemnity.

14.3 The failure of a director or officer of the Corporation to comply with the provisions of the Act, the Articles or the By-laws will not invalidate any indemnity to which he or she is entitled under the By-laws.

14.4 The directors may cause the Corporation to purchase and maintain insurance for the benefit of any person who is or was serving as a director, officer, employee or agent of the Corporation or as a director, officer, employee or agent of any corporation of which the Corporation is or was a shareholder and his or her heirs or personal representatives against any liability incurred by him or her as such director, officer, employee or agent.

PART 15 - DIVIDENDS AND RESERVE

15.1 The directors may from time to time declare and authorize payment of such dividends, if any, as they deem advisable and need not give notice of such declaration to any shareholder. No dividend will be paid otherwise than out of funds or assets properly available for the payment of dividends and a declaration by the directors as to the amount of such funds or assets available for dividends will be conclusive. Any dividend may be paid wholly or in part by the distribution of specific assets and in particular by shares, bonds, debentures or other securities of the Corporation or any other corporation or in any one or more such ways as may be authorized by the directors. Where any difficulty arises with regard to such a distribution the directors may settle the same as they see fit, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payment in substitution for all or any part of the specific assets to which any shareholder is entitled will be made to the shareholder on the basis of the value so fixed in order to adjust the rights of all parties and may vest any specific assets in trustees for the persons entitled to the dividends.

15.2 Any dividend declared on shares of any class may be made payable on such date as is fixed by the directors.

15.3 If persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonus or other monies payable in respect of the share.

15.4 Any dividend, bonus or other monies payable in cash in respect of shares may be paid by cheque. The mailing of such cheque will, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted), discharge all liability for the dividend unless the cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

15.5 Notwithstanding anything contained in these By-laws the directors may from time to time capitalize any undistributed surplus on hand of the Corporation and may from time to time issue shares of the Corporation as a dividend representing such undistributed surplus on hand or any part thereof.

15.6 Any dividend unclaimed after a period of 12 years from the date on which the same has been declared to be payable will be forfeited and will revert to the Corporation.

PART 16 - DOCUMENTS, RECORDS AND REPORTS

16.1 No shareholder will be entitled to discovery of any information respecting any details or conduct of the Corporation's business or affairs which in the opinion of the directors it would be inexpedient in the interests of the shareholders of the Corporation to communicate to the public, and no shareholder will have any right to inspect any account or book or document of the Corporation except as conferred by statute or authorized by the Board.

PART 17 - NOTICES

17.1 Any notice required to be given by the By-laws, the Articles or the Act unless the form is otherwise specified may be given orally or in writing, and may, if the requirements of the Act for consent of the recipient have been met, be given in the form of an electronic document, as defined in the Act.

17.2 A notice in writing, statement, report or other document will have been effectively sent or given if posted prepaid, delivered, or sent by an information system, as defined in the Act, to the person entitled thereto at his, her or its latest address recorded on a register maintained by the Corporation or its transfer agent; and a certificate signed by the Secretary or other officer of the Corporation or of any other corporation acting on behalf of the Corporation that the notice, statement, report or other document was so sent or given will be conclusive evidence thereof.

17.3 A notice, statement, report or other document may be given by the Corporation to the joint holders of a share by giving it to any of them.

17.4 A notice, statement, report or other document may be given by the Corporation to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder

in the same manner as the same might have been given if the death, bankruptcy or incapacity had not occurred.

17.5 Notice of each directors' meeting, except a directors' meeting held immediately following an annual general meeting of which no notice will be required, will be given to every director except a director who has waived notice or is absent from Canada.

17.6 The accidental omission to give notice of a meeting to, or the non-receipt thereof by, any person entitled to receive notice will not invalidate the proceedings at that meeting.

17.7 Every notice of a meeting will specify the place, day and time of the meeting and, if for a general meeting, the general nature of all special business intended to be conducted thereat, unless specified in an information circular relating thereto.

17.8 Any person may waive his, her or its entitlement to receive a notice or document and may at any time withdraw such waiver. After the waiver is received by the Corporation and until it is withdrawn no notice or document need be sent to such person. Meetings held without notice being given to any such person will not have been improperly called by reason thereof.

17.9 Not less than two hours' notice of a directors' meeting requiring notice will be given.

17.10 Where in these By-laws any period of time dating from a given day, act or event is prescribed the time will be reckoned exclusive of such day, act or event.

PART 18 - EXECUTION OF DOCUMENTS

18.1 Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any one director or officer and all contracts, documents and instruments so signed will be binding upon the Corporation without any further authorization or formality. The directors may, from time to time, by resolution require that all or specific contracts, documents or instruments in writing be signed on behalf of the Corporation by two or more of any combination of any director or any officer of the Corporation.

PART 19 - SEAL

19.1 The corporate seal of the Corporation, if any, may be affixed to contracts, documents and instruments in writing signed in accordance with Part 18 of these Bylaws or by any director or officer specifically appointed by resolution of the directors, but any such contract, document or instrument in writing is not invalid merely because the corporate seal is not affixed to it.

19.2 The Corporation may have an official seal for use in any other province, state, territory or country.

19.3 The seal of the Corporation may be reproduced on any document by an impression thereon or by any other means or form approved by the Board.

PART 20 - PROHIBITIONS

20.1 The directors may, without assigning reasons, refuse to register the transfer of any security, except as otherwise provided by the Act.

ENACTED by the Board on August 16, 2006.

"Michael Vande Guchte"	*"Robert G. Lewis"*
President	Secretary


RECEIVED

THIRD AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT, amended and restated as of the 22 day of November, 2006 and effective as of the 6th day of July, 2006.

AMONG:

RUBICON MINERALS CORPORATION, a company incorporated under the laws of the Province of British Columbia and having a head office at 1540, 800 West Pender Street Vancouver, BC V6C 2V6

(hereinafter referred to as "**Rubicon**")

AND:

PARAGON MINERALS CORPORATION, a company incorporated under the federal laws of Canada and having its registered office at 2800 Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7

(hereinafter referred to as "**Paragon**")

AND:

COPPERCO RESOURCE CORP., a company incorporated under the federal laws of Canada and having its registered office at 2800 Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7

(hereinafter referred to as "**CopperCo**")

AND:

AFRICO RESOURCES LTD., a company incorporated under the laws of the Province of British Columbia and having its registered and records offices at 2800 Park Place, 666 Burrard Street Vancouver, BC V6C 2Z7

(hereinafter referred to as "**Africo**")

WHEREAS:

A. Rubicon, Paragon, CopperCo and Africo have agreed to proceed with a proposed transaction by way of a plan of arrangement whereby Rubicon will reorganize its share capital, certain assets of Rubicon will be transferred to Paragon and CopperCo, and a series of exchanges of securities will take place with the result that the current shareholders of Rubicon will retain their current shareholdings in Rubicon and will acquire shares in Paragon and CopperCo, and the

current shareholders of Africo will acquire shares in CopperCo, all pursuant to certain specified share exchange ratios, and all as more particularly set out herein;

B. Rubicon proposes to convene a meeting of its shareholders to consider the Arrangement under Division 5 of Part 9 of the *Business Corporations Act* (British Columbia), on the terms and conditions set forth in the Plan of Arrangement attached as Appendix I hereto;

C. Africo proposes to convene a meeting of its shareholders to consider the Arrangement under Division 5 of Part 9 of the *Business Corporations Act* (British Columbia), on the terms and conditions set forth in the Plan of Arrangement attached as Appendix I hereto;

D. Each of the parties to this Agreement has agreed to participate in and support the Arrangement; and

E. The parties previously determined that it was advisable to amend and restate the Arrangement Agreement as of August 8 and September 29, 2006, respectively, and have now determined that it is advisable to further amend and restate the Arrangement Agreement as of November 22, 2006.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

ARTICLE 1 - INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a) "**1933 Act**" means the United States Securities Act of 1933, as amended;

(b) "**Affiliate**" in respect of any person means any other person that, directly or through one or more intermediaries, controls or is controlled by or is under common control with such person and, for the purpose of this definition, "control" means the direct or indirect possession of the power to direct or cause the direction of the management and policies of another, whether through the ownership of voting securities, by contract or otherwise. When used in relation to a business, "Affiliate" means, for periods both before and after the Effective Date, Affiliates as determined after giving effect to the Arrangement;

(c) "**Arrangement Agreement**" or "**this Agreement**" means this arrangement agreement, including all appendices, schedules and exhibits hereto, as the same may be supplemented or amended from time to time;

(d) **"Associate"** has the meaning set out in subsection 1(1) of the *Securities Act* (British Columbia);

(e) "**Final Order**" means the final order of the Court contemplated by section 4.6 hereof;

(f) "**the Hearing**" means the Court hearing at which the Final Order will be sought;

(g) "**Indemnified Person**" means each person entitled to indemnification under Article 6;

(h) "**Indemnity Payment**" means any amount required to be paid by an Indemnifier pursuant to Article 6;

(i) "**Indemnifier**" means any party who is obligated to provide indemnification under Article 6;

(j) "**Interim Order**" means the interim order of the Court made pursuant to the application contemplated by section 4.6 hereof;

(k) "**Loss**" means any loss, liability, damage, cost, expense, charge, fine, penalty or assessment of whatever nature or kind, including Taxes, the reasonable out-of-pocket costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise relating thereto, fines and penalties and reasonable legal fees (on a solicitor and its own client basis) and expenses incurred in connection therewith, excluding loss of profits and consequential damages;

(l) "**Person**" means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(m) "**Plan of Arrangement**" means the plan of arrangement which is attached as Appendix I hereto and any amendment or variation thereto made in accordance with section 7.1 hereof;

(n) "**Representatives**" means, collectively, the directors, officers, employees and agents of a party at any time and their respective heirs, executors, administrators and other legal representatives;

(o) "**Rubicon Property Share Requirements**" means the maximum number of Rubicon Common Shares, if any, that would be required to be issued by Rubicon to exercise its rights to acquire any of the current mineral properties of Rubicon, where there has been no agreement by the vendor prior to the Effective Date to accept, following completion of the Arrangement, alternative or additional

consideration in lieu of the Rubicon Common Shares which such vendor would have been entitled to receive if such agreement were not entered into;

(p) "**Securityholder**" means a holder of securities of one of the parties to this Agreement, as the context requires;

(q) "**Special Resolution**" means a resolution passed by a majority of not less than two thirds of the votes cast by the Rubicon Shareholders and by the Africo Shareholders, respectively, who vote in respect of such resolution at the respective Meetings;

(r) "**Subsidiary**" means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary;

(s) "**Tax Gross-Up**" means, with respect to any particular Indemnity Payment, such additional amount as is necessary to place the Indemnified Person in the same after tax position as it would have been in had such Indemnity Payment been received tax free. The Tax Gross-Up amount will be calculated by using the applicable combined federal and provincial income tax rate and/or the foreign tax rate applicable to the Indemnified Person and, except as provided in Section 6.5 "Tax Effect", without regard to any losses, credits, refunds or deductions that the Indemnified Person may have that could affect the amount of tax payable on any such Indemnity Payment;

(t) "**Tax Proposals**" means all specific proposals to amend the ITA and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Agreement; and

(u) "**Tax Ruling**" means the advance income tax ruling from the Canada Revenue Agency confirming the Canadian federal income tax consequences of certain aspects of the Arrangement; and

(v) "**Taxes**" includes all applicable present and future income taxes, capital taxes, stamp taxes, charges to tax, withholdings, sales and use taxes, value added taxes and goods and services taxes and all penalties, interest and other payments on or in respect thereof.

All capitalized words used in this Agreement and not otherwise defined herein shall have the meanings set forth in the Plan of Arrangement.

1.2 Headings

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof" and "hereunder" and similar expressions refer to this Agreement (including the appendices hereto) as a whole and not to any particular article, section or other portion hereof and includes any agreement, document or instrument supplementary or ancillary hereto.

1.3 Construction

In this Agreement, unless something in the context is inconsistent therewith:

(a) the words "include" or "including" when following any general term or statement are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting it to refer to all other items or matters that could reasonably fall within its broadest possible scope;

(b) a reference to a statute shall be deemed to include every regulation made pursuant thereto, all amendments to the statute or to any such regulation enforced from time to time, and any statute or regulation that supplements or supersedes such statute or any such regulation;

(c) a reference to time or date is to the local time or date in Vancouver, British Columbia, unless specifically indicated otherwise;

(d) reference to a particular corporation includes the corporation derived from the amalgamation of the particular corporation, or of a corporation to which such reference is extended by this paragraph (d), with one or more other corporations;

(e) a word importing the masculine gender includes the feminine or neuter and a word importing the singular includes the plural and vice versa; and

(f) a reference to "approval", "authorization", "consent", "designation" or "notice" means written approval, authorization, consent, designation or notice unless specifically indicated otherwise.

1.4 Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day at such place, unless otherwise agreed to.

1.5 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.6 Accounting Principles

Whenever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be to the Canadian generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor thereto, applicable as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles.

1.7 Appendix

The attached Appendix I, entitled "Plan of Arrangement", shall be deemed to be incorporated into and form part of this Agreement.

1.8 Entire Agreement

This Agreement, together with the appendices, agreements and other documents herein or therein referred to, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

ARTICLE 2 - EFFECTIVE DATE OF ARRANGEMENT

2.1 Arrangement

Rubicon, Paragon, CopperCo and Africo agree to effect the Arrangement pursuant to the provisions of sections 288 to 299 of the BCBCA and section 192 of the CBCA on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2 Effective Time of Arrangement

The Arrangement shall become effective at 12:01 a.m. on the Effective Date.

2.3 Commitment to Effect Arrangement

Subject to satisfaction of the terms and conditions of this Agreement and termination pursuant to Article 7, the parties shall each use all reasonable efforts and do all things reasonably required to cause the Arrangement to become effective on the Effective Date and, in conjunction therewith, to cause the transactions contemplated by the Plan of Arrangement to be completed on or prior to the Effective Date. Without limiting the generality of the foregoing, the Applicants (as defined in Section 4.6) shall proceed forthwith to apply for the Interim Order and, upon obtainment thereof, Rubicon shall call the Rubicon Meeting and mail the Circular to the Rubicon Shareholders and Africo shall call the Africo Meeting.

2.4 Filing of Final Order

Subject to the rights of termination contained in Article 7 hereof, upon the Rubicon Shareholders and the Africo Shareholders each approving the Arrangement by Special Resolution in accordance with the provisions of the Interim Order and the BCBCA, the Applicants obtaining the Final Order and the other conditions contained in Article 5 hereof being satisfied or waived, Rubicon, Paragon, CopperCo and Africo shall file a copy of the Final Order together with such other documents as may be required to be filed pursuant to sections 288 to 299 of the BCBCA and section 192 of the CBCA in order to make the Arrangement effective on the Effective Date. Upon the Arrangement becoming effective, Rubicon, Paragon, CopperCo and Africo shall exchange such other documents as may be necessary or desirable in connection with the completion of the transactions contemplated by this Agreement and the Plan of Arrangement.

2.5 United States Section 3(a)(10) Exemption

The parties agree that the Arrangement will be carried out with the intention that all securities issued on completion of the Arrangement to Securityholders of Rubicon, Africo, CopperCo or Paragon who are residents of the United States will be issued by Rubicon, Paragon and CopperCo in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act (the "**Section 3(a)(10) Exemption**"). In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that the Arrangement will be carried out on the following basis;

(a) the Arrangement will be subject to the approval of the Court;

(b) the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption prior to the Hearing;

(c) the Court will be required to satisfy itself as to the fairness of the Arrangement;

(d) the Final Order will expressly state that the Arrangement is approved by the Court as being fair to the Rubicon Securityholders and the Africo Securityholders to whom securities will be issued;

(e) Rubicon and Africo will ensure that each Securityholder entitled to receive securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the Hearing and providing them with sufficient information necessary for them to exercise that right;

(f) the Rubicon Shareholders and the Africo Shareholders will be advised that the securities issued in the Plan of Arrangement have not been registered under the 1933 Act and will be issued by Rubicon, Paragon and CopperCo in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act and may be subject to restrictions on resale under the securities laws of the United States, including, as applicable, Rules 144 and 145 under the 1933 Act with respect to affiliates;

(g) the Interim Order approving the Meetings to approve the Arrangement will specify that each Securityholder will have the right to appear before the Court at the Hearing so long as such Securityholder enters an appearance within a reasonable time; and

(h) the Final Order shall include a statement to the following effect:

> "This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the *United States Securities Act of 1933* from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of Rubicon, Paragon and CopperCo, pursuant to the Plan of Arrangement."

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Rubicon, Paragon, CopperCo and Africo

Each of the parties represents and warrants to each other as follows:

(a) in the case of Rubicon and Africo, it is a corporation duly incorporated or continued and validly subsisting under the laws of the Province of British Columbia and has full capacity and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(b) in the case of Paragon and CopperCo, it is a corporation duly incorporated and validly subsisting under the federal laws of Canada and has full capacity and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(c) it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement, and this Agreement has been duly authorized by it;

(d) neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of:

(i) any provision of its constating documents or governing documents;

(ii) any judgment, decree, order, law, statute, rule or regulation applicable to it; or

(iii) any agreement or instrument to which it is a party or by which it is bound;

(e) no dissolution, winding-up, bankruptcy, liquidation or similar proceedings have been commenced or are pending or proposed in respect of it;

(f) it has the requisite organizational power and authority and all necessary governmental approvals to own, lease and operate the properties and assets it currently owns, operates or holds under lease and to carry on its business as it is now being conducted;

(g) its current and fully diluted share capital are as described in the Circular;

(h) it does not have any liabilities or obligations other than such liabilities or obligations disclosed in the Circular, including the financial statements included therein;

(i) other than as disclosed in the Circular, there is no claim, action, proceeding or investigation pending or, to its knowledge, threatened against it, any of its Subsidiaries, or any of its properties or assets before any court, arbitrator or governmental authority, which, if adversely determined, could result in, individually or in the aggregate, a material adverse change or prevent or materially delay the consummation of the Arrangement; and

(j) none of the information supplied by it for inclusion in the Circular contains any untrue statement of a material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE 4 - COVENANTS

4.1 Covenants of Rubicon

Rubicon hereby covenants and agrees with Paragon, CopperCo and Africo as follows:

(a) until the Effective Date, Rubicon and each of its Subsidiaries shall carry on their business in the ordinary course and shall not enter into any transaction or incur any obligation or liability out of the ordinary course of its business, except for transactions which have already been publicly disclosed and except as contemplated in this Agreement;

(b) except for transactions which have already been publicly disclosed and except as contemplated in this Agreement, until the Effective Date, Rubicon shall not, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate, consolidate or enter into any other corporate reorganization with, any other corporation or Person or perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

(c) Rubicon shall, in a timely and expeditious manner, file the Circular in all jurisdictions where the Circular is required to be filed by Rubicon and mail or cause to be mailed the Circular to the Shareholders, the directors of Rubicon and

the auditors of Rubicon and any other person who is entitled to receive the Circular, all in accordance with the terms of the Interim Order and applicable law;

(d) Rubicon shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, Rubicon shall seek:

(i) the approval of the Rubicon Shareholders required for the implementation of the Arrangement;

(ii) the Interim Order and the Final Order as provided for in section 4.6; and

(iii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(e) Rubicon will convene the Rubicon Meeting as soon as practicable and will solicit proxies to be voted at the Rubicon Meeting in favour of the Arrangement and all other resolutions referred to in the Circular;

(f) Rubicon will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date; and

(g) Rubicon will use all reasonable efforts to ensure that immediately prior to the Effective Date, Rubicon will not have any Rubicon Property Share Requirements.

4.2 Covenants of Africo

Africo hereby covenants and agrees with Rubicon, Paragon and CopperCo as follows:

(a) until the Effective Date, Africo and each of its Subsidiaries shall carry on their business in the ordinary course and shall not enter into any transaction or incur any obligation or liability out of the ordinary course of its business, (i) except for transactions which have already been publicly disclosed; (ii) except as contemplated in this Agreement; and (iii) except for:

(A) the exercise by Africo of its right to acquire the remaining shares of H & J Swanepoel Famille Trust s.p.r.l.;

(B) the issuance by Africo of Africo Convertible Notes up to an aggregate principal amount of $5 million in order to carry out the Bridge Loan;

(C) such other additional equity financing that the Africo Board of Directors may approve; and

(D) such other transactions as may unanimously be agreed upon by the Africo Board of Directors (including Rubicon's representative on such Board);

(b) except for transactions which have already been publicly disclosed and except as contemplated in this Agreement, until the Effective Date, Africo shall not, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate, consolidate or enter into any other corporate reorganization with, any other corporation or Person or perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

(c) Africo shall, in a timely and expeditious manner, mail, deliver or cause to be mailed or delivered the Circular and all proxy and meeting materials required by the BCBCA to the Africo Shareholders (and any other person to whom Africo may be required to deliver the Circular) all in accordance with the terms of the Interim Order and applicable law;

(d) Africo shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, Africo shall seek:

(i) the approval of the Africo Shareholders required for the implementation of the Arrangement; and

(ii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(e) Africo will convene the Africo Meeting as soon as practicable; and

(f) Africo will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date.

4.3 Covenants of Paragon

Paragon hereby covenants and agrees with Rubicon, CopperCo and Africo as follows:

(a) except as otherwise contemplated in this Agreement, until the Effective Date, Paragon shall not merge, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate or consolidate, or enter into any other

corporate reorganization with, any other corporation or Person, perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

(b) Paragon shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, Paragon shall seek and cooperate with Rubicon, CopperCo and Africo in seeking:

(i) the Interim Order and the Final Order as provided for in section 4.6, and

(ii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1; and

(c) Paragon will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date.

4.4 Covenants of CopperCo

CopperCo hereby covenants and agrees with Rubicon, Paragon and Africo as follows:

(a) except as otherwise contemplated in this Agreement or as may be reasonably required to carry out the spirit and intent of the Agreement, until the Effective Date, CopperCo shall not merge, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate or consolidate, or enter into any other corporate reorganization with, any other corporation or Person, perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

(b) CopperCo shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, CopperCo shall seek and cooperate with Rubicon, Paragon and Africo in seeking:

(i) the Interim Order and the Final Order as provided for in section 4.6, and

(ii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(c) CopperCo will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date; and

(d) the Board of Directors of CopperCo existing immediately upon completion of the Arrangement shall consist of the directors of Africo who are elected at Africo's 2006 Annual General Meeting, plus such other directors of Africo as may be appointed following such annual general meeting and prior to the Effective Date.

4.5 Mutual Tax-Related Covenants

Each party covenants and agrees with each other party as follows:

(a) in the event that the condition precedent in Section 5.1(l) is satisfied, that such party will not take any action, omit to take any action or enter into any transaction that could cause the Plan of Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the Tax Ruling without (i) obtaining a supplementary tax ruling or an opinion of a nationally recognized accounting firm or law firm that such actions, omissions or transactions will not have such effect in respect of the Tax Ruling or the obtaining thereof and (ii) for a period of three years after the Effective Date, obtaining the consent of each of Rubicon, CopperCo, Paragon and Africo, such consent not to be unreasonably withheld or delayed;

(b) in the event that the condition precedent in Section 5.1(l) is waived, but it is agreed by the parties that as a condition of such waiver Rubicon shall obtain an opinion of a nationally recognized accounting firm or law firm, that such party will not take any action, omit to take any action or enter into any transaction that could cause the Plan of Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the opinion without (i) obtaining a supplementary opinion of a nationally recognized accounting firm or law firm that such actions, omissions or transactions will not have such effect in respect of the opinion and (ii) for a period of three years after the Effective Date, obtaining the consent of each of Rubicon, CopperCo, Paragon and Africo, such consent not to be unreasonably withheld or delayed;

(c) to file its tax returns and section 85 elections pursuant to the ITA and to make adjustments to its capital account in accordance with the terms of the Plan of Arrangement following the Effective Date; and

(d) to cooperate in the preparation and filing, in the form and within the time limits prescribed in the ITA, of all elections under the ITA as contemplated in the Plan

of Arrangement and this Agreement (and any similar elections that may be required under applicable provincial or foreign legislation). Where an agreed amount is to be included in any such election, such amount will be within the range contemplated by the ITA (or applicable provincial or foreign legislation) and will be the amount contemplated by the Plan of Arrangement and this Agreement, such that the particular transfer will take place on an income tax-deferred basis.

4.6 Interim Order and Final Order

Rubicon, Paragon and CopperCo (collectively the "Applicants") covenant and agree that they will, as soon as reasonably practicable, apply to the Court pursuant to section 291 of the BCBCA for the Interim Order. Africo covenants and agrees that it shall support the Applicants at the application for the Interim Order and the Hearing as a respondent. The Interim Order shall provide for, among other things, the calling and holding of the Meetings for the purpose of, among other matters, considering and, if deemed advisable, approving the Arrangement. The Applicants covenant and agree that, if the approval of the Arrangement by the Rubicon and Africo Shareholders as set forth in the Interim Order is obtained by Rubicon and Africo, as soon as practicable thereafter the Applicants will take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct.

ARTICLE 5 - CONDITIONS

5.1 Mutual Conditions Precedent

The respective obligations of each party hereto to complete the transactions contemplated by this Agreement, and the obligation of the parties to file a copy of the Final Order and such other documents as may be required to be filed pursuant to sections 288 to 299 of the BCBCA and section 192 of the CBCA in order to give effect to the Arrangement, shall be subject to the satisfaction, on or before the Effective Date, of the following conditions:

(a) the Interim Order shall have been granted in form and substance satisfactory to Rubicon and Africo, acting reasonably;

(b) the Arrangement, with or without amendment, shall have been approved at the Meetings by the Rubicon and Africo Shareholders in accordance with the Interim Order;

(c) the Final Order shall have been granted in form and substance satisfactory to Rubicon and Africo, acting reasonably;

(d) the TSX and AMEX will have conditionally accepted the Arrangement and confirmed that the New Rubicon Common Shares have been conditionally listed on the TSX and AMEX, and the TSX will have confirmed that the CopperCo Common Shares and the Rubicon Series 2 Special Shares have been conditionally listed on the TSX;

(e) the TSX-V will have confirmed that the Paragon Common Shares and the Rubicon Series 1 Special Shares have been conditionally listed on Tier 1 or Tier 2 of the TSX-V;

(f) all other consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders required, necessary or desirable for the Arrangement to become effective shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances, in a form acceptable to Rubicon and Africo, acting reasonably;

(g) notices of dissent shall not have been delivered by Rubicon Shareholders holding such number of Rubicon Common Shares that, in Rubicon's opinion, completion of the Arrangement would not be in the best interests of Rubicon;

(h) notices of dissent shall not have been delivered by Africo Shareholders holding such number of Africo Shares that, in Africo's opinion, completion of the Arrangement would not be in the best interests of Africo;

(i) Paragon shall have completed the Paragon Financing, subject only to any requirement under the terms of the Financing to complete the Arrangement;

(j) CopperCo or Africo shall have completed the CopperCo/Africo Financing for gross proceeds of at least $75 million, or such lesser amount as may be determined by the Board of CopperCo or Africo, as the case may be, subject only to any requirement under the terms of the CopperCo/Africo Financing to complete the Arrangement;

(k) any Person who will hold, together with any Associates of such Person, immediately before or immediately after completion of the Arrangement, 10% or more of the outstanding New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares shall have executed a certificate or other document representing that such Person and its Associates will not sell any such shares as part of the same series of transactions comprising the Arrangement;

(l) the Tax Ruling shall have been obtained, in form and substance satisfactory to Rubicon, Africo and their counsel and the auditors of Africo and CopperCo, acting reasonably;

(m) there shall not be in force any order or decree restraining or enjoining the consummation of the transaction contemplated by this Agreement; and

(n) this Agreement shall not have been terminated under Article 7.

Except for the conditions set forth in subsections 5.1(a), (b), (c) and (k), any of the foregoing conditions may be waived.

5.2 Conditions and Obligations of Each Party

The obligation of each of Rubicon, Paragon, CopperCo and Africo to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by any such party without prejudice to its right to rely on any other condition in favour of such party, that each and every one of the covenants of the other party hereto to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by such party and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of the other party hereto shall be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at and as of such time.

ARTICLE 6 - INDEMNITIES

6.1 Indemnity by Rubicon

Rubicon will indemnify and hold harmless each other party and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a) a breach of a representation or warranty herein or pursuant hereto by Rubicon as if made without any qualification as to the knowledge of Rubicon; and

(b) a breach of a covenant herein or pursuant hereto by Rubicon.

6.2 Indemnity by Paragon

Paragon will indemnify and hold harmless each other party and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a) a breach of a representation or warranty herein or pursuant hereto by Paragon as if made without any qualification as to the knowledge of Paragon; and

(b) a breach of a covenant herein or pursuant hereto by Paragon.

6.3 Indemnity by CopperCo

CopperCo will indemnify and hold harmless each other party and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a) a breach of a representation or warranty herein or pursuant hereto by CopperCo as if made without any qualification as to the knowledge of CopperCo; and

(b) a breach of a covenant herein or pursuant hereto by CopperCo.

6.4 Indemnity by Africo

Africo will indemnify and hold harmless each other party and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a) a breach of a representation or warranty herein or pursuant hereto by Africo as if made without any qualification as to the knowledge of Africo; and

(b) a breach of a covenant herein or pursuant hereto by Africo.

6.5 Tax Effect

If any Indemnity Payment received by an Indemnified Person would constitute income for tax purposes to such Indemnified Person, the Indemnifier will pay a Tax Gross-Up to the Indemnified Person at the same time and on the same terms, as to interest and otherwise, as the Indemnity Payment. The amount of any Loss for which indemnification is provided will be adjusted to take into account any tax benefit realizable by the Indemnified Person or any of its Affiliates by reason of the Loss for which indemnification is so provided or the circumstances giving rise to such Loss. For purposes of this Section, any tax benefit will be taken into account at such time as it is received by the Indemnified Person or its Affiliate. Notwithstanding the foregoing provisions of this Section, if an Indemnity Payment would otherwise be included in the Indemnified Person's income, the Indemnified Person covenants and agrees to make all such elections and take such actions as are available, acting reasonably, to minimize or eliminate Taxes with respect to the Indemnity Payment.

ARTICLE 7 - AMENDMENT AND TERMINATION

7.1 Amendment

Subject to any mandatory applicable restrictions under the BCBCA, the CBCA or the Final Order, this Agreement may, at any time and from time to time before or after the holding of the Meeting, but not later than the Effective Date, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the Rubicon Shareholders or the Africo Shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for performance of any of the obligations or acts of the parties;

(b) waive any inaccuracies or modify any representation contained herein or in any document to be delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties; or

(d) make such alterations in this Agreement as the parties may consider necessary or desirable in connection with the Interim Order or in order to ensure the tax efficacy of the Arrangement.

7.2 Termination by Rubicon

Notwithstanding any other provision to the contrary herein, this Agreement may, at any time before or after the holding of the Meetings but prior to the Effective Date, be unilaterally

terminated by the Board of Directors of Rubicon without further notice to, or action on the part of, the Rubicon Shareholders or the Africo Shareholders for whatever reasons the Board of Directors of Rubicon may consider appropriate, and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion of the Board of Directors of Rubicon to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

7.3 Termination by Africo

Notwithstanding any other provision to the contrary herein, this Agreement may, at any time before or after the holding of the Meetings but prior to the Effective Date, be unilaterally terminated by the Board of Directors of Africo without further notice to, or action on the part of, the Africo Shareholders or the Rubicon Shareholders for whatever reasons the Board of Directors of Africo may consider appropriate, and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion of the Board of Directors of Africo to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

7.4 Termination on Non-Occurrence of Effective Date

This Agreement shall terminate without any further action by the parties if the Effective Date shall not have occurred on or before December 15, 2006, unless otherwise agreed by the parties.

7.5 Effect of Termination

Upon the termination of this Agreement pursuant to sections 7.2, 7.3 or 7.4 hereof, except for the obligations set out at section 11.6, no party shall have any liability or further obligation to any other party hereunder.

ARTICLE 8 - PARAGON FINANCING

The parties hereby acknowledge and agree that Paragon proposes to carry out a non-brokered private placement financing (the "Paragon Financing") in connection with the Arrangement, and that certain securities to be issued by Paragon under the Paragon Financing will be exchanged for Paragon Common Shares under the Arrangement, all as more particularly described in the Plan of Arrangement. The parties further acknowledge and agree that the final terms and conditions of the Paragon Financing may be negotiated by Paragon, subject to acceptance by the TSX or the TSX - V as applicable.

ARTICLE 9 - COPPERCO/AFRICO FINANCING

The parties hereby acknowledge and agree that CopperCo, or alternatively Africo, proposes to carry out a brokered private placement financing (the "CopperCo/Africo Financing") in connection with the Arrangement, and that certain securities to be issued by Africo or CopperCo under the CopperCo/Africo Financing will be exchanged for CopperCo Common Shares under the Arrangement, all as more particularly described in the Plan of Arrangement. The parties

further acknowledge and agree that the final terms and conditions of the CopperCo/Africo Financing may be negotiated by Africo or CopperCo, subject to acceptance by the TSX.

ARTICLE 10 - MERGER

10.1 Merger of Conditions

The conditions set out in sections 5.1 and 5.2 shall be conclusively deemed to have been satisfied, waived or released on the Effective Date.

10.2 Merger of Representations, Warranties and Covenants

The provisions of sections 3.1, 4.1, 4.2, 4.3, 4.4, 4.5 and 4.6 shall be conclusively deemed to have been satisfied in all respects on the Effective Date and shall accordingly merge in and not survive the effectuation of the Arrangement.

ARTICLE 11 - GENERAL

11.1 Notices

All notices which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile, in each case to the attention of the senior officer at the following addresses or at such other addresses as shall be specified by the parties by like notice:

If to Rubicon:

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street
Vancouver, BC V6C 2V6
Attention: David W. Adamson, President
Facsimile: (604) 623-3355

with a copy to:

Davis & Company LLP
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7
Attention: David R. Reid
Facsimile: (604) 687-1612

If to Paragon:

Paragon Minerals Corporation
Suite 1540, 800 West Pender Street
Vancouver, BC V6C 2V6
Attention: President
Facsimile: (604) 623-3355

with a copy to:

Davis & Company LLP
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7
Attention: David R. Reid
Facsimile: (604) 687-1612

If to Africo or CopperCo:

Africo Resources Ltd./CopperCo Resource Corp. (as applicable)
c/o Getz Prince Wells
1810 - 1111 West Georgia Street
Vancouver, BC V6E 4M3
Attention: Chris Theodoropoulos, Chairman
Facsimile: (604) 685-9798

With a copy to:

Getz Prince Wells
1810 - 1111 West Georgia Street
Vancouver, BC V6E 4M3
Attention: Drew Wells
Facsimile: (604) 685-9798

Any notice that is delivered shall be deemed to be delivered on the date of delivery to such address if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or on the next Business Day if delivered after 5:00 p.m. or on a non-Business Day. Any notice delivered by facsimile transmission shall be deemed to be delivered on the date of transmission if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or the next Business Day if delivered after 5:00 p.m. or on a non-Business Day.

11.2 Assignment

No party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other parties hereto.

11.3 Binding Effect

This Agreement and the Plan of Arrangement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

11.4 Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the party or parties granting the same.

11.5 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

11.6 Expenses

Except as may be agreed to separately among the parties or between certain parties, all expenses incurred in connection with the transactions described and contemplated by this Agreement shall be borne and allocated as follows:

(a) except as otherwise set out below, each party shall be responsible for the fees and disbursements (including taxes) of its professional and other service providers;

(b) Africo (and, after the Effective Date, CopperCo) shall be responsible for paying, or reimbursing Rubicon for, the TSX listing application fee and listing fee for CopperCo (and in this regard, it is acknowledged that Rubicon has paid the listing application fee of $10,700 (including GST) and that Africo (or, after the Effective Date, CopperCo) will pay the listing fee); and

(c) Africo (and, after the Effective Date, CopperCo) shall reimburse Rubicon for all audit, accounting and legal fees and disbursements (including taxes) incurred by Rubicon's legal counsel and auditors in connection with:

(i) the incorporation and organization of CopperCo and all other legal services provided to CopperCo, including preparing and pursuing the TSX listing application of CopperCo, up to a maximum of $40,000; and

(ii) preparing financial statements and providing accounting and auditing services for CopperCo, up to a maximum of $10,000,

it being acknowledged that nothing in this clause (c) shall be interpreted as requiring Africo (or, after the Effective Date, CopperCo) to reimburse Rubicon for any costs incurred by Rubicon for tax advice rendered to Rubicon.

11.7 Counterparts

This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

RUBICON MINERALS CORPORATION

Per: ______________________
Authorized Signatory

PARAGON MINERALS CORPORATION

Per: ______________________
Authorized Signatory

COPPERCO RESOURCE CORP.

Per: ______________________
Authorized Signatory

AFRICO RESOURCES LTD.

Per: ______________________
Authorized Signatory

Appendix I to the Arrangement Agreement made as of the 6th day of July, 2006, amended and restated as of the 8th day of August, 2006, further amended and restated as of the 29th day of September, 2006 and further amended and restated as of the 22nd day of November, 2006 among Rubicon Minerals Corporation, Paragon Minerals Corporation, CopperCo Resource Corp. and Africo Resources Ltd.

PLAN OF ARRANGEMENT UNDER SECTIONS 288 - 299

OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA)

AND UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*

ARTICLE 1 - INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a) "**Africo**" means Africo Resources Ltd., a corporation incorporated under the BCBCA;

(b) "**Africo Compensation Option**" means a compensation option or options to be granted by Africo and CopperCo to the agent or agents under the CopperCo/Africo Financing, which compensation option shall automatically convert, under this Plan of Arrangement, into the CopperCo Broker Warrants;

(c) "**Africo Convertible Notes**" means, collectively, the Africo Convertible Share Notes and the Africo Convertible Unit Notes;

(d) "**Africo Convertible Share Notes**" means convertible promissory notes issued by Africo pursuant to the Bridge Loan, with such notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into common shares of Africo or CopperCo at a price equal to 85% of the price at which such common shares are offered in a Qualifying Financing;

(e) "**Africo Convertible Unit Notes**" means convertible promissory notes issued by Africo, with such notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into units of CopperCo as are offered pursuant to the Qualifying Financing at a price of $4.00 per unit, each unit consisting of one CopperCo Common Share and one-half of one CopperCo Warrant;

(f) "**Africo Meeting**" means the special meeting of the Africo Shareholders to be held to consider, among other matters, the Arrangement, and any postponement or adjournment thereof;

(g) "**Africo Options**" means the outstanding stock options of Africo entitling the holders to purchase Africo Shares in accordance with the terms and conditions thereof;

(h) "**Africo Shareholder**" means a holder of Africo Shares;

(i) "**Africo Shares**" means the common shares without par value in the capital of Africo as currently constituted;

(j) "**Africo Subscription Receipts**" means subscription receipts which may be sold by Africo and CopperCo pursuant to the CopperCo/Africo Financing, with each Africo Subscription Receipt entitling the holder to receive, upon deemed exercise and for no additional consideration, one CopperCo Common Share and one-half of one CopperCo Warrant;

(k) "**Aggregate Exchange Trading Price**" means the amount equal to the aggregate of the results obtained when the Trading Price of a New Rubicon Common Share and a Common Share of Paragon or CopperCo is multiplied by the respective Exchange Number for the company issuing the share;

(l) "**AMEX**" means the American Stock Exchange;

(m) "**Arrangement**" means the statutory arrangement involving Rubicon, the Rubicon Shareholders, Paragon, CopperCo, Africo and the Africo Shareholders proposed under the provisions of sections 288 to 299 of the BCBCA and section 192 of the CBCA, on the terms and conditions set out in this Plan of Arrangement or any amendment or variation thereto made in accordance with the terms of the Arrangement Agreement;

(n) "**Arrangement Agreement**" means the arrangement agreement made as of the 6th day of July 2006 between Rubicon, Paragon, CopperCo and Africo to which this Plan of Arrangement is attached as Appendix I, as the same may be supplemented or amended from time to time;

(o) "**Assignment and Assumption Agreement**" means the assignment and assumption agreement among Rubicon and Paragon which more particularly describes the Paragon Transferred Assets which are to be transferred from Rubicon to Paragon;

(p) "**BCBCA**" means the *Business Corporations Act* (British Columbia);

(q) "**Business Day**" means any day, which is not a Saturday or a Sunday, or a statutory holiday in British Columbia;

(r) **"Bridge Loan"** means the bridge loan made by certain current Africo Shareholders and other investors to Africo in the principal amount of up to $5 million by way of issuance of Africo Convertible Notes;

(s) **"CBCA"** means the *Canada Business Corporations Act*;

(t) **"Circular"** means the definitive form, together with any amendments thereto, of the management proxy circular of Rubicon to be prepared and sent to the Rubicon Shareholders in connection with the Rubicon Meeting;

(u) **"Compensation Options"** means the compensation options issued by Rubicon on August 16, 2005, with each option entitling the holder to purchase a unit consisting of one Rubicon Common Share and one-half of a warrant to purchase an additional Rubicon Common Share;

(v) **"CopperCo"** means CopperCo Resource Corp., a corporation incorporated under the CBCA in order to facilitate the Arrangement;

(w) **"CopperCo Broker Units"** means units issuable on exercise of the CopperCo Broker Warrants, with each unit consisting of one CopperCo Common Share and one-half of one CopperCo Broker Unit Warrant;

(x) **"CopperCo Broker Unit Warrants"** means warrants of CopperCo which shall be exercisable to purchase one CopperCo Common Share at an exercise price of $5.00 for a period of 18 months after the date of closing of the CopperCo/Africo Financing, provided that if the closing price of the CopperCo Common Shares on the TSX is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days (irrespective of whether the CopperCo Common Shares have traded on a given day within such 20 day period) any time after the date which is 6 months after the date of closing of the CopperCo/Africo Financing, CopperCo may accelerate the expiry date of the CopperCo Broker Unit Warrants by giving notice to the holders thereof and in such case, the CopperCo Broker Unit Warrants will expire on the 30th day after the date on which such notice is given by CopperCo;

(y) **"CopperCo Broker Warrants"** means the non-transferable broker warrants of CopperCo which shall be issued on the automatic conversion of the Africo Compensation Option and which shall be exercisable to purchase that number of CopperCo Broker Units which is equal to 6% of the number of Africo Subscription Receipts sold under the CopperCo/Africo Financing at an exercise price of $4.00 per unit for a period of 18 months after the date of closing of the CopperCo/Africo Financing, provided that if the closing price of the CopperCo Common Shares on the TSX is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days (irrespective of whether the CopperCo Common Shares have traded on a given day within such 20 day period) any time after the date which is 6 months after the date of closing of the CopperCo/Africo

Financing, CopperCo may accelerate the expiry date of the CopperCo Broker Warrants by giving notice to the holders thereof and in such case, the CopperCo Broker Warrants will expire on the 30th day after the date on which such notice is given by CopperCo;

(z) **"CopperCo Commitment"** means the covenant of CopperCo described in section 3.2 to issue CopperCo Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(aa) **"CopperCo Common Shares"** means the common shares in the capital of CopperCo which CopperCo is authorized to issue as the same are constituted on the date hereof and which are to be issued under the Arrangement (i) to holders of Rubicon Series 2 Special Shares in exchange for such Rubicon Series 2 Special Shares, (ii) to holders of Africo Subscription Receipts on the deemed exercise of the Africo Subscription Receipts, and (iii) to the Africo Shareholders other than Rubicon in exchange for the Remaining Africo Shares;

(bb) **"CopperCo Convertible Notes"** means, collectively, the CopperCo Convertible Share Notes and the CopperCo Convertible Unit Notes;

(cc) **"CopperCo Convertible Share Notes"** means convertible promissory notes of CopperCo which will be issued to the holders of the Africo Convertible Share Notes in exchange for the Africo Convertible Share Notes pursuant to the Plan of Arrangement, with such CopperCo Convertible Share Notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into CopperCo Common Shares at a price of $3.40 per share;

(dd) **CopperCo Convertible Unit Notes"** means convertible promissory notes of CopperCo which will be issued to the holders of the Africo Convertible Unit Notes in exchange for the Africo Convertible Unit Notes pursuant to the Plan of Arrangement, with such CopperCo Convertible Unit Notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into units at a price of $4.00 per unit, with each unit consisting of one CopperCo Common Share and one-half of one CopperCo Warrant;

(ee) **"CopperCo Net Fair Market Value"** means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of the CopperCo Transferred Assets;

(ff) **"CopperCo Note"** means the demand, non-interest bearing promissory note to be issued by CopperCo to Rubicon having a principal amount and aggregate fair market value equal to the CopperCo Net Fair Market Value;

(gg) **"CopperCo Options"** means the rights (whether or not vested) to purchase CopperCo Common Shares which will be issued pursuant to the Plan of Arrangement;

(hh) **"CopperCo Preferred Shares"** means the special preferred shares of CopperCo which are to be issued under the Arrangement to Rubicon in exchange for the CopperCo Transferred Assets, which will have a value equal to the CopperCo Net Fair Market Value and having the terms and conditions set out in Schedule B to this Plan of Arrangement;

(ii) **"CopperCo Transferred Assets"** means the Rubicon Africo Shares, which are to be transferred by Rubicon to CopperCo pursuant to the Plan of Arrangement;

(jj) **"CopperCo Warrants"** means common share purchase warrants of CopperCo, each entitling the holder to purchase one CopperCo Common Share at a price of $5.00 per share for a term of 18 months from the date of closing of the CopperCo/Africo Financing, provided that if the closing price of the CopperCo Common Shares on the TSX is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days (irrespective of whether the CopperCo Common Shares have traded on a given day within such 20 day period) any time after the date which is 6 months after the date of the closing of the CopperCo/Africo Financing, CopperCo may accelerate the expiry date of the CopperCo Warrants by giving notice to the holders thereof, and in such case the CopperCo Warrants will expire on the 30th day after the date on which such notice is given by CopperCo;

(kk) **"Court"** means the Supreme Court of the Province of British Columbia;

(ll) **"Dissenting Africo Shares"** means Africo Shares held by an Africo Dissenting Shareholder, as described in Article 6;

(mm) **"Dissenting Rubicon Shares"** means Rubicon Common Shares held by a Rubicon Dissenting Shareholder, as described in Article 5;

(nn) **"Dissenting Shares"** means, collectively, Dissenting Rubicon Shares and Dissenting Africo Shares;

(oo) **"Effective Date"** means the date on which the Arrangement becomes effective in accordance with the provisions of the Arrangement Agreement and the provisions of the BCBCA and the CBCA;

(pp) **"Effective Time"** means 12:01 am, Vancouver time, on the Effective Date;

(qq) **"Exchange Number"** means the number or fraction, as the case may be, of a New Rubicon, Paragon or CopperCo Common Share to be received by a Rubicon Shareholder in exchange for every Rubicon Common Share pursuant to the General Exchange Ratio;

(rr) "**Exercise Price**" means the varying exercise prices of the outstanding Rubicon Options;

(ss) "**Final Order**" means the final order of the Court approving the Arrangement pursuant to the BCBCA and the CBCA;

(tt) "**General Exchange Ratio**" means, for each Rubicon Common Share,

- one whole New Rubicon Common Share,
- one-sixth of a Paragon Common Share; and
- a fraction of a CopperCo Common Share equal to the Rubicon-CopperCo Exchange Ratio;

(uu) "**holder**" means, when not qualified by the adjective "registered", the person entitled to a share hereunder whether or not registered or entitled to be registered in respect thereof in the central securities register of Rubicon, Paragon, CopperCo or Africo, as the case may be;

(vv) "**ITA**" means the *Income Tax Act* (Canada), as amended;

(ww) "**Meetings**" means, collectively, the Africo Meeting and the Rubicon Meeting;

(xx) "**Net Fair Market Value**" means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of certain assets;

(yy) "**New Rubicon Common Shares**" means common shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares;

(zz) "**New Rubicon Options**" means the rights (whether or not vested) to purchase New Rubicon Common Shares which will be issued pursuant to the Plan of Arrangement;

(aaa) "**Original Exercise Price**" means the original exercise price per share of a Rubicon Option;

(bbb) "**Paragon**" means Paragon Minerals Corporation, a corporation incorporated under the CBCA in order to facilitate the Arrangement;

(ccc) "**Paragon Commitment**" means the covenant of Paragon described in section 3.2 to issue Paragon Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(ddd) **"Paragon Common Shares"** means the common shares in the capital of Paragon which Paragon is authorized to issue as the same are constituted on the date hereof and which are to be issued under the Arrangement (i) to holders of Rubicon Series 1 Special Shares in exchange for such Rubicon Series 1 Special Shares, and (ii) to holders of Paragon Special Warrants and to holders of Paragon Flow-Through Special Warrants on the deemed exercise of such special warrants;

(eee) **"Paragon Contracts"** means all agreements to which Rubicon currently is a party, which pertain to the mineral properties in the Provinces of Newfoundland and Labrador and the Territory of Nunavut and which will be assigned from Rubicon to Paragon pursuant to the Plan of Arrangement, such agreements being more particularly described in the Assignment and Assumption Agreement;

(fff) **"Paragon Flow-Through Special Warrants"** means flow-through special warrants which may be sold by Paragon pursuant to the Paragon Financing, with each Paragon Flow-Through Special Warrant entitling the holder to receive, upon exercise and for no additional consideration, one flow-through Paragon Common Share;

(ggg) **"Paragon Net Fair Market Value"** means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of the Paragon Transferred Assets;

(hhh) **"Paragon Note"** means the demand, non-interest bearing promissory note to be issued by Paragon to Rubicon having a principal amount and aggregate fair market value equal to the Paragon Net Fair Market Value;

(iii) **"Paragon Options"** means the rights (whether or not vested) to purchase Paragon Common Shares which will be issued pursuant to the Plan of Arrangement;

(jjj) **"Paragon Preferred Shares"** means the preferred shares of Paragon which are to be issued under the Arrangement to Rubicon in exchange for the Paragon Transferred Assets, which will have a value equal to the Paragon Net Fair Market Value and having the terms and conditions set out in Schedule B to this Plan of Arrangement;

(kkk) **"Paragon Special Warrants"** means special warrants which may be sold by Paragon pursuant to the Paragon Financing, with each Paragon Special Warrant entitling the holder to receive, upon exercise and for no additional consideration, one Paragon Common Share and one Paragon Warrant;

(lll) **"Paragon Transferred Assets"** means the Paragon Contracts and certain other related assets more particularly described in the Assignment and Assumption Agreement, all of which will be transferred by Rubicon to Paragon pursuant to the Plan of Arrangement;

(mmm) "**Paragon Warrants**" means common share purchase warrants of Paragon, each entitling the holder to purchase one Paragon Common Share at a price of $1.00 per share for a term of two years from the date of issuance;

(nnn) "**Plan of Arrangement**" means this plan of arrangement, as it may be amended from time to time in accordance with section 7.1 of the Arrangement Agreement;

(ooo) "**PUC**" means paid-up capital as defined in subsection 89 (1) of the ITA;

(ppp) "**Qualifying Financing**" means the first issuance or issuances of common shares or other securities in Africo or CopperCo after the date of issuance of the Africo Convertible Notes under the Bridge Loan, on a single day or multiple days in any 90 day period, resulting in gross proceeds of not less than $10,000,000;

(qqq) "**Registrar**" means the Registrar of Companies appointed under the BCBCA;

(rrr) "**Remaining Africo Shares**" means the Africo shares held by Africo Shareholders other than Rubicon immediately prior to the Effective Date;

(sss) "**Rubicon**" means Rubicon Minerals Corporation, a company incorporated under the BCBCA;

(ttt) "**Rubicon Africo Shares**" means the Africo Shares held by Rubicon immediately prior to the Effective Date;

(uuu) "**Rubicon Commitment**" means the covenant of Rubicon described in section 3.2 to issue Rubicon Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(vvv) "**Rubicon Common Shares**" means the common shares without par value in the capital of Rubicon as currently constituted;

(www) "**Rubicon-CopperCo Exchange Ratio**" means the fraction which is obtained by dividing the number of Africo Shares held by Rubicon on the Share Distribution Record Date by the fully diluted number of Rubicon Common Shares outstanding on the Share Distribution Record Date;

(xxx) "**Rubicon CopperCo Note**" means the demand, non-interest bearing promissory note to be issued by Rubicon to CopperCo having a principal amount and fair market value equal to the aggregate fair market value of the Rubicon Series 2 Special Shares;

(yyy) "**Rubicon Meeting**" means the annual and special meeting of the Rubicon Shareholders to be held to consider, among other matters, the Arrangement, and any postponement or adjournment thereof;

(zzz) "**Rubicon Options**" means the outstanding stock options of Rubicon entitling the holders to purchase Rubicon Common Shares in accordance with the terms and conditions thereof;

(aaaa) "**Rubicon Paragon Note**" means the demand, non-interest bearing promissory note to be issued by Rubicon to Paragon having a principal amount and fair market value equal to the aggregate fair market value of the Rubicon Series 1 Special Shares;

(bbbb) "**Rubicon Series 1 Special Shares**" means the Series 1 special shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares, and having the terms and conditions set out in Schedule A to this Plan of Arrangement;

(cccc) "**Rubicon Series 2 Special Shares**" means the Series 2 special shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares, and having the terms and conditions set out in Schedule A to this Plan of Arrangement;

(dddd) "**Rubicon Shareholder**" means a holder of Rubicon Common Shares;

(eeee) "**Rubicon Stock Option Plan**" means the existing stock option plan of Rubicon;

(ffff) "**Rubicon Warrants**" means the outstanding common share purchase warrants of Rubicon entitling the holders to purchase Rubicon Common Shares in accordance with the terms and conditions thereof, and includes the Compensation Options and the warrants which are issuable on exercise of the Compensation Options;

(gggg) "**Share Distribution Record Date**" means the close of business on a day to be fixed by the TSX for the purpose of determining the Rubicon Shareholders entitled to receive New Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares under the Arrangement;

(hhhh) "**Trading Price**" means the weighted average price of the New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares, as the case may be, on the TSX or the TSX-V, as the case may be, for the First 5 trading days on which such shares trade on such stock exchange after the Effective Date;

(iiii) "**Transfer Agent**" means Computershare Investor Services Inc;

(jjjj) "**TSX**" means the Toronto Stock Exchange; and

(kkkk) "**TSX-V**" means the TSX Venture Exchange.

1.2 Interpretation Not Affected By Headings

The division of this Plan of Arrangement into articles, sections, and other portions, and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or part hereof. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections and other portions are to articles, sections and other portions to this Plan of Arrangement.

1.3 Number and Gender

In this Plan of Arrangement, words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders, and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

1.4 Statutes

A reference to a statute shall be deemed to include every regulation made pursuant thereto, all amendments to the statute or to any such regulation enforced from time to time, and any statute or regulation that supplements or supersedes such statute or any such regulation.

1.5 Currency

All references to currency herein are to lawful money of Canada unless otherwise specified herein.

1.6 Undefined Terms

Any undefined capitalized terms in this Plan of Arrangement shall have the meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2 - ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

ARTICLE 3 - THE ARRANGEMENT

3.1 The Arrangement

On the Effective Date, save and except for Dissenting Shares, the following shall occur and be deemed to occur in the following chronological order, unless otherwise noted, without further act

or formality and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

(a) Rubicon's authorized share structure shall be amended by:

(i) altering the name of the unlimited number of common shares without par value to be an unlimited number of Class A Common shares without par value;

(ii) creating the following three new classes of shares:

A. an unlimited number of common shares without par value;

B. an unlimited number of series 1 special shares with a par value equal to the net book value of the Paragon Transferred Assets; and

C. an unlimited number of series 2 special shares with a par value equal to the net book value of the Rubicon Africo Shares.

The shares of Rubicon described above shall have the rights and restrictions set out in Rubicon's Articles. Rubicon's Articles shall be amended by adding, as Article 26 of the Articles, the rights and restrictions set out in Schedule A hereto;

(b) Rubicon's central securities register for the Rubicon Common Shares shall be redesignated as the central securities register for the Class A Common shares;

(c) Paragon's authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of special preferred shares and having the rights and restrictions set out in Paragon's Articles. Paragon's Articles shall be amended by adding the rights and restrictions set out in Schedule B hereto;

(d) CopperCo's authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of special preferred shares and having the rights and restrictions set out in CopperCo's Articles. CopperCo's Articles shall be amended by adding the rights and restrictions set out in Schedule B hereto;

(e) Each Rubicon Common Share (renamed as Class A Common Shares) issued and outstanding on the Effective Date (other than Dissenting Shares) will be exchanged for one New Rubicon Common Share, one Rubicon Series 1 Special Share and one Rubicon Series 2 Special Share. The PUC of the New Rubicon Common Shares, the Rubicon Series 1 Special Shares and the Series 2 Special Shares will be determined as follows:

(i) the amount of the PUC of the Rubicon Series 1 Special Shares will be equal to their par value;

(ii) the amount of the PUC of the Rubicon Series 2 Special Shares will be equal to their par value; and

(iii) the amount of the PUC of the New Rubicon Common Shares will be equal to the PUC of the Rubicon Common Shares (renamed as Class A Common Shares) minus the aggregate of the PUC of the Rubicon Series 1 and 2 Special Shares;

Each Rubicon Shareholder shall cease to be the holder of the Rubicon Common Shares (renamed as Class A Common Shares) so exchanged and shall become the holder of the number of New Rubicon Common Shares, Rubicon Series 1 Special Shares and Series 2 Special Shares issued to such Rubicon Shareholder. The name of such Rubicon Shareholder shall be removed from the central securities register for Rubicon Common Shares in respect of the Rubicon Common Shares so exchanged and shall be added to the central securities register of New Rubicon Common Shares, Rubicon Series 1 Special Shares and Series 2 Special Shares respectively, so issued to such Rubicon Shareholder;

(f) Each outstanding whole Rubicon Option will be exchanged for one whole New Rubicon Option, one sixth of a Paragon Option and a fraction of a CopperCo Option equal to the Rubicon-CopperCo Exchange Ratio. The exercise price of each of the new options received as a result of such exchange will be determined as set out in section 3.3 below;

(g) The Rubicon Common Shares (renamed as Class A Common Shares) exchanged for New Rubicon Common Shares, the Rubicon Series 1 Special Shares and the Rubicon Series 2 Special Shares shall be cancelled and the appropriate entry shall be made in Rubicon's central securities register;

(h) Each holder of Rubicon Series 1 Special Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to Paragon;

(i) Each holder of Rubicon Series 2 Special Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to CopperCo;

(j) As consideration for the Rubicon Series 1 Special Shares transferred to it, Paragon will issue to the holders of such Rubicon Series 1 Special Shares, Paragon Common Shares on the basis of one Paragon Common Share for every six whole Rubicon Series 1 Special Shares held by a respective holder. The stated capital account maintained in respect of Paragon Common Shares shall be increased by an amount equal to the PUC of the transferred Rubicon Series 1 Special Shares. In connection with such sale and transfer, each holder of Rubicon Series 1 Special Shares so sold and transferred shall cease to be the holder of the Rubicon Series 1 Special Shares so sold and transferred and shall become the holder of the number of Paragon Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Rubicon Series 1 Special Shares

in respect of the Rubicon Series 1 Special Shares so sold and transferred and shall be added to the central securities register of Paragon as the holder of the number of Paragon Common Shares so issued to such holder, and Paragon shall be and shall be deemed to be the transferee of the Rubicon Series 1 Special Shares so transferred and the name of Paragon shall be entered in the central securities register of Rubicon Series 1 Special Shares so sold and transferred to Paragon;

(k) As consideration for the Rubicon Series 2 Special Shares transferred to it, CopperCo will issue to the holders of such Rubicon Series 2 Special Shares, that number of CopperCo Common Shares obtained by multiplying the number of Rubicon Series 2 Special Shares held by a respective holder by the Rubicon-CopperCo Exchange Ratio. The stated capital account maintained in respect of CopperCo Common Shares shall be increased by an amount equal to the PUC of the transferred Rubicon Series 2 Special Shares. In connection with such sale and transfer, each holder of Rubicon Series 2 Special Shares so sold and transferred shall cease to be the holder of the Rubicon Series 2 Special Shares so sold and transferred and become the holder of the number of CopperCo Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Rubicon Series 2 Special Shares in respect of the Rubicon Series 2 Special Shares so sold and transferred and shall be added to the central securities register of CopperCo as the holder of the number of CopperCo Common Shares so issued to such holder and CopperCo shall be and shall be deemed to be the transferee of the Rubicon Series 2 Special Shares so transferred and the name of CopperCo shall be entered in the central securities register of Rubicon Series 2 Special Shares so sold and transferred to CopperCo;

(l) Rubicon will sell and transfer the Paragon Transferred Assets to Paragon in consideration for the issuance by Paragon of 100,000,000 Paragon Preferred Shares. Rubicon shall take all such actions and deliver all such documents as may be required to convey title to the Paragon Transferred Assets to Paragon;

(m) Rubicon will sell and transfer the CopperCo Transferred Assets to CopperCo in consideration for the issuance by CopperCo of 100,000,000 CopperCo Preferred Shares. Rubicon shall take all such actions and deliver all such documents as may be required to convey title to the CopperCo Transferred Assets to CopperCo;

(n) Rubicon will purchase for cancellation the Rubicon Series 1 Special Shares held by Paragon in consideration of the issuance by Rubicon of the Rubicon Paragon Note. The repurchased Rubicon Series 1 Special Shares shall be cancelled and the appropriate entry made on the central securities register for the Series 1 Special Shares;

(o) Rubicon will purchase for cancellation the Rubicon Series 2 Special Shares held by CopperCo in consideration of the issuance by Rubicon of the Rubicon CopperCo Note. The repurchased Rubicon Series 2 Special Shares shall be

cancelled and the appropriate entry made on the central securities register for the Series 2 Special Shares;

(p) The authorized share structure of Rubicon shall be amended by eliminating the unlimited number of Class A Common Shares without par value, the unlimited number of Series 1 Special Shares and the unlimited number of Series 2 Special Shares, none of which are issued. Rubicon's Articles shall be amended by deleting Article 26 of the Articles (for greater certainty, notwithstanding such deletion of Article 26, the New Rubicon Common Shares shall continue to exist immediately upon completion of the Arrangement, as evidenced by Rubicon's Notice of Articles in effect at such time);

(q) Paragon will purchase for cancellation the 100,000,000 Paragon Preferred Shares held by Rubicon in consideration for the issuance by Paragon to Rubicon of the Paragon Note having a principal amount and fair market value equal to the aggregate fair market value of the 100,000,000 Paragon Preferred Shares purchased for cancellation. The repurchased Paragon Preferred Shares shall be cancelled and the appropriate entry made on the central securities register for the Paragon Preferred Shares;

(r) The authorized share structure of Paragon shall be amended by eliminating the Paragon Preferred Shares, none of which are issued. Paragon's Articles shall be amended by deleting sections 1.1 to 1.5 of the Articles which contain the rights and restrictions attached to the Paragon Preferred Shares;

(s) CopperCo will purchase for cancellation the 100,000,000 CopperCo Preferred Shares held by Rubicon in consideration for the issuance by CopperCo to Rubicon of the CopperCo Note having a principal amount and fair market value equal to the aggregate fair market value of the 100,000,000 CopperCo Preferred Shares purchased for cancellation. The repurchased CopperCo Preferred Shares shall be cancelled and the appropriate entry made on the central securities register for the CopperCo Preferred Shares;

(t) The authorized share structure of CopperCo shall be amended by eliminating the CopperCo Preferred Shares; none of which are issued. CopperCo's Articles shall be amended by deleting sections 1.1 to 1.5 of the Articles which contain the rights and restrictions attached to the CopperCo Preferred Shares;

(u) Rubicon will pay the principal amount of the Rubicon Paragon Note by transferring to Paragon the Paragon Note which will be accepted by Paragon as full payment, satisfaction and discharge of Rubicon's obligation under the Rubicon Paragon Note and simultaneously Paragon will pay the principal amount of the Paragon Note by transferring to Rubicon the Rubicon Paragon Note which will be accepted by Rubicon as full payment, satisfaction and discharge of Paragon's obligation under the Paragon Note. The Rubicon Paragon Note and the Paragon Note will both thereupon be cancelled;

(v) Rubicon will pay the principal amount of the Rubicon CopperCo Note by transferring to CopperCo the CopperCo Note which will be accepted by CopperCo as full payment, satisfaction and discharge of Rubicon's obligation under the Rubicon CopperCo Note and simultaneously CopperCo will pay the principal amount of the CopperCo Note by transferring to Rubicon the Rubicon CopperCo Note which will be accepted by Rubicon as full payment, satisfaction and discharge of CopperCo's obligation under the CopperCo Note. The Rubicon CopperCo Note and the CopperCo Note will both thereupon be cancelled;

(w) the Paragon Flow-Through Special Warrants issued pursuant to the Paragon Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into flow-through Paragon Common Shares on the basis of one flow-though Paragon Common Share for each Paragon Flow-Through Special Warrant exercised, and the names of the holders of the Paragon Flow-Through Special Warrants shall be added to the central securities register of Paragon as the holders of the number of Paragon Common Shares issued to such holders;

(x) the Paragon Special Warrants issued pursuant to the Paragon Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into Paragon Common Shares and Paragon Warrants, on the basis of one Paragon Common Share and one Paragon Warrant for each Paragon Special Warrant exercised, and the names of the holders of the Paragon Special Warrants shall be added to the central securities register of Paragon as the holders of the number of Paragon Common Shares issued to such holders;

(y) The Africo Subscription Receipts issued pursuant to the CopperCo/Africo Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into CopperCo Common Shares and CopperCo Warrants, on the basis of one CopperCo Common Share and one-half of one CopperCo Warrant for each Africo Subscription Receipt exercised, and the names of the holders of the Africo Subscription Receipts shall be added to the central securities register of CopperCo as the holders of the number of CopperCo Common Shares issued to such holders;

(z) The Africo Compensation Option issued pursuant to the CopperCo/Africo Financing shall be automatically converted, through no further action on the part of the holder and for no additional consideration, into the CopperCo Broker Warrants;

(aa) Each holder of the Remaining Africo Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to CopperCo;

(bb) As consideration for the Remaining Africo Shares transferred to it, CopperCo will issue to the holders of such Remaining Africo Shares, CopperCo Common Shares on the basis of one CopperCo Common Share for every whole Remaining Africo

Shares held by a respective holder. The stated capital account maintained in respect of CopperCo Common Shares shall be increased to the maximum amount permitted under the ITA. In connection with such sale and transfer, each holder of Remaining Africo Shares so sold and transferred shall cease to be the holder of the Remaining Africo Shares so sold and transferred and become the holder of the number of CopperCo Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Africo Shares in respect of the Remaining Africo Shares so sold and transferred and shall be added to the central securities register of CopperCo as the holder of the number of CopperCo Common Shares so issued to such holder and CopperCo shall be and shall be deemed to be the transferee of the Remaining Africo Shares so transferred and the name of CopperCo shall be entered in the central securities register of Africo Shares so sold and transferred to CopperCo;

(cc) Each outstanding whole Africo Option will be exchanged for one whole CopperCo Option. The exercise price of each of the new CopperCo Options received on such exchange will be identical to the exercise price for the Africo Option which was exchanged for such CopperCo Option;

(dd) Each outstanding Africo Convertible Note will be exchanged for a CopperCo Convertible Note representing a principal amount which is equal to the principal amount set out in the Africo Convertible Note which is exchanged for such CopperCo Convertible Note;

(ee) The name of Africo will be changed to Africo Resources (B.C.) Ltd.; and

(ff) The name of CopperCo will be changed to Africo Resources Ltd.

3.2 Treatment of Rubicon Warrants

After the Effective Date, each whole Rubicon Warrant outstanding on the Effective Date (as well as each whole Rubicon Warrant which is issuable on exercise of the Compensation Options) will entitle the holder thereof to receive, upon exercise on or after the Effective Date, from Rubicon pursuant to the Rubicon Commitment one New Rubicon Common Share, from Paragon pursuant to the Paragon Commitment one-sixth (1/6) of a Paragon Common Share and from CopperCo pursuant to the CopperCo Commitment a fraction of a CopperCo Common Share equal to the Rubicon-CopperCo Exchange Ratio at an aggregate exercise price equal to the exercise price provided for in the certificate representing such Rubicon Warrant, subject to the terms and conditions contained in such certificate. Holders of Rubicon Warrants will not be permitted to exercise Rubicon Warrants to purchase New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares separately from each other.

Rubicon, acting as agent for Paragon and CopperCo, will distribute the net proceeds from the exercise of any Rubicon Warrants after the Effective Date such that Rubicon will receive 51.2% of the net proceeds per New Rubicon Common Share issued, Paragon will receive 5.8% of the net proceeds per Paragon Common Share issued and CopperCo will receive, on behalf of

Rubicon, 43% of the net proceeds per CopperCo Common Share issued (following which CopperCo will remit any such amount received to Rubicon). For the purposes of this section 3.2, Rubicon will not acquire any beneficial ownership in the Paragon Common Shares or the CopperCo Common Shares issued upon the exercise of the Rubicon Warrants.

From the Effective Time, certificates representing Rubicon Warrants which were outstanding on the Effective Date will represent rights to purchase the same number of New Rubicon Common Shares as represented by the certificate, a number of Paragon Common Shares which is one - sixth of the number represented by the certificate and a number of CopperCo Common Shares which is equal to the number represented by the certificate multiplied by the Rubicon-CopperCo Exchange Ratio. Rubicon, Paragon and CopperCo will not issue new warrant certificates representing such rights.

3.3 Treatment of Rubicon Options

The exercise price (the "**Adjusted Exercise Price**") of each of the New Rubicon Options, the Paragon Options and the CopperCo Options issued under the exchange at step 3.1(f) above will be determined in accordance with the following formula and rounded up to the nearest whole cent:

$$\text{Adjusted Exercise Price} = \text{Trading Price} \times \frac{\text{Original Exercise Price}}{\text{Aggregate Exchange Trading Price}}$$

With respect to any such CopperCo Options, the funds representing the exercise price shall be delivered to CopperCo, which in turn shall remit such funds to Rubicon. It shall be a condition of issuance of any such Paragon Options and CopperCo Options that, to the extent that the holder is not an employee, consultant, director or senior officer of Paragon or CopperCo, as the case may be, such options shall expire on termination of the holder's position as an employee, consultant, director or senior officer of Rubicon, according to the terms of the grant of such holder's Rubicon Options which existed prior to the Effective Date.

3.4 Unexercised Warrants and Options

Any Rubicon Warrants referred to in section 3.2 and any New Rubicon Options, Paragon Options or CopperCo Options referred to in section 3.3 which expire according to their terms without being exercised by the holders shall be exercisable by Rubicon, at Rubicon's election, for a period of 30 days following the relevant expiry date. If Rubicon exercises any such Rubicon Warrants, New Rubicon Options, Paragon Options or CopperCo Options during such 30-day period, the consideration paid by Rubicon on exercise shall be delivered, received and remitted, as the case may be, as set out in sections 3.2 and 3.3, *mutatis mutandis*.

3.5 Fees , Etc.

Rubicon agrees to pay any reasonable fee (including the fees of CopperCo's Registrar and Transfer Agent) in connection with the issuance of CopperCo Common Shares pursuant to the

exercise of the Rubicon Warrants or Rubicon Options, as the case may be, pursuant to sections 3.2 and 3.3 above.

3.6 Deemed Fully Paid and Non-Assessable Shares

All New Rubicon Common Shares, Rubicon Class A Shares, Rubicon Series 1 Special Shares, Rubicon Series 2 Special Shares, Paragon Common Shares and CopperCo Common Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA or the CBCA, as the case may be.

3.7 Arrangement Effectiveness

On the Effective Date, the Arrangement shall become finally and conclusively binding on the Shareholders and each of Rubicon, Paragon and CopperCo.

3.8 Supplementary Actions

Notwithstanding that the transaction and events set out in section 3.1 shall occur and shall be deemed to occur in the order therein set out without any act or formality, each of Rubicon, Paragon and CopperCo shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further document or evidence any of the transactions or events set out in section 3.1, including without limitation, any resolutions of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefore, any promissory notes and receipts therefore and any necessary additions to or deletions from share registers.

3.9 Share Distribution Record Date

In subsections 3.1(e), (j) and (k) above, the references to Rubicon Shareholders (including references to holders of Rubicon Series 1 and Series 2 Special Shares) shall mean the Rubicon Shareholders on the Share Distribution Record Date, subject to the provisions of Article 5.

3.10 Deemed Time for Redemption

In addition to the chronological order in which the transactions and events set out in section 3.1 shall occur and shall be deemed to occur, the time on the Effective Date for the redemption of the Rubicon Series 1 and 2 Special Shares set out in subsections 3.1(a), (n) and (o) shall occur and shall be deemed to occur immediately after the listing of the Rubicon Series 1 and 2 Special Shares on the TSX or the TSX-V, as the case may be, on the Effective Date.

3.11 Section 85 Elections

The parties shall make, and do all such further acts and things to assist in making, elections under section 85 of the ITA in connection with the transfers of the Paragon Transferred Assets and the CopperCo Transferred Assets described in subsections 3.1(l) and (m) respectively. In addition, CopperCo will offer to holders of the Remaining Africo Shares the option of making elections

under section 85 of the ITA in connection with the transfer of the Remaining Africo Shares to CopperCo in return for CopperCo Common Shares as described in sections 3.1(aa) and (bb). On acceptance of CopperCo's offer by a particular Remaining Africo Shareholder, CopperCo will do all such further acts and things to make, and assist in making, the election under section 85 of the ITA.

ARTICLE 4 - CERTIFICATES AND DOCUMENTATION

4.1 Rubicon Common Share Certificates

From and after the Effective Time, share certificates representing Rubicon Common Shares shall for all purposes be deemed to be share certificates representing New Rubicon Common Shares, and no new share certificates shall be issued with respect to the New Rubicon Common Shares issued in connection with the Arrangement.

4.2 Rubicon Special Share Certificates

Recognizing that all of the Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares issued to the Shareholders will immediately be transferred to Paragon and CopperCo in exchange for Paragon and CopperCo Common Shares, Rubicon will not issue certificates representing the Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares.

4.3 Paragon and CopperCo Preferred Share Certificates

Recognizing that all of the Paragon and CopperCo Preferred Shares issued to Rubicon will immediately be repurchased for cancellation, each of Paragon and CopperCo will not issue certificates representing their respective Paragon and CopperCo Preferred Shares.

4.4 Paragon and CopperCo Common Share Certificates

As soon as practicable after the Effective Time, Paragon and CopperCo shall cause to be issued to the registered holders of Paragon and CopperCo Common Shares at the close of business on the Share Distribution Record Date, share certificates representing in the aggregate number of the Paragon and CopperCo Common Shares to which such holders are entitled as at the Share Distribution Record Date and shall cause such certificates to be delivered or mailed to such holder in accordance with the terms hereof.

4.5 Fractional Shares, Warrants and Options

No fractional Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares will be issued and the number of Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares to which each Shareholder will be entitled shall be rounded down to the next whole number. No fractional shares warrants or options, including shares issuable or transferable upon the exercise of any Rubicon Warrants or Options after the Effective Date, will be issued, and no cash will be paid in lieu thereof, by Rubicon, Paragon or CopperCo. Any fractions resulting (including, but not limited to, fractions resulting after the application of the Rubicon-CopperCo Exchange Ratio) will be rounded down to the nearest whole number. No subscription for a fraction of a Paragon

or CopperCo Common Share will be accepted with respect to the exercise of Rubicon Warrants and Rubicon Options as set out in paragraph 3.2 and 3.3, respectively above.

4.6 Interim Period

From the Share Distribution Record Date to the Effective Date, share certificates representing Rubicon Common Shares issued and outstanding on the Share Distribution Record Date and not subject to Article 5 hereof, shall also be deemed for all purposes to represent New Rubicon Shares, Paragon Common Shares and CopperCo Common Shares issued in connection with the Arrangement.

ARTICLE 5 - RIGHTS OF DISSENT AND APPRAISAL FOR RUBICON SHAREHOLDERS

5.1 Rubicon Dissent Right

Notwithstanding section 3.1 hereof, Rubicon Shareholders may exercise rights of dissent (the "Rubicon Dissent Right") in connection with the Arrangement pursuant to the Interim Order and this Article 5.

5.2 Rubicon Notice of Dissent

A Shareholder who wishes to exercise a Rubicon Dissent Right must give written notice of dissent ("Notice of Dissent") to Rubicon by depositing such Notice of Dissent with Rubicon, or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, marked to the attention of the President, not later than 2:00 p.m. (local time) on August 3, 2006. A Rubicon Shareholder who has given a Notice of Dissent in accordance with this section 5.2 is herein referred to as a "Rubicon Dissenting Shareholder". A Rubicon Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Rubicon Shareholder, if the Rubicon Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Rubicon Shareholder's name and on whose behalf the Rubicon Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b) set out the number of Rubicon Common Shares in respect of which the Rubicon Shareholder is exercising the Rubicon Dissent Right (the "Notice Shares"), which number cannot be less than all of the Rubicon Common Shares held by the beneficial holder on whose behalf the Rubicon Dissent Right is being exercised;

(c) if the Notice Shares constitute all of the shares of which the Rubicon Dissenting Shareholder is both the registered owner and beneficial owner and the Rubicon Dissenting Shareholder owns no other shares of Rubicon as beneficial owner, a statement to that effect;

(d) if the Notice Shares constitute all of the shares of which the Rubicon Dissenting Shareholder is both the registered and beneficial owner but the Rubicon Dissenting Shareholder owns other shares of Rubicon as beneficial owner, a statement to that effect, and

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e) if dissent is being exercised by the Rubicon Dissenting Shareholder on behalf of a beneficial owner who is not the Rubicon Dissenting Shareholder, a statement to that effect, and

(i) the name and address of the beneficial owner, and

(ii) a statement that the Rubicon Dissenting Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Rubicon Dissenting Shareholder's name.

5.3 Right of Dissenting Shareholder

The giving of a Notice of Dissent does not deprive a Rubicon Shareholder of his or her right to vote at the Rubicon Meeting on the Special Resolution approving the Arrangement. A vote against the Special Resolution or the execution or exercise of a proxy with instructions to vote against the Special Resolution does not constitute a Notice of Dissent.

5.4 When Rubicon Dissent Right Not Available

A Rubicon Shareholder is not entitled to exercise a Rubicon Dissent Right with respect to any Rubicon Common Shares if a Rubicon Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Special Resolution approving the Arrangement. However, a Rubicon Shareholder may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Rubicon Dissent Right in respect of the Rubicon Common Shares of which he or she is the registered holder.

5.5 Notice to Proceed

If Rubicon intends to act on the authority of the Special Resolution approving the Arrangement, it must send a notice (the "Notice to Proceed") to the Rubicon Dissenting Shareholder promptly after the later of:

(a) the date on which Rubicon forms the intention to proceed, and

(b) the date on which the Notice of Dissent was received.

If Rubicon has acted on the authority of that Special Resolution it must promptly send a Notice to Proceed to the Rubicon Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Rubicon intends to act or has acted on the authority of the Special Resolution and advise the Rubicon Dissenting Shareholder of the manner in which dissent is to be completed under section 5.7 hereof.

5.6 Entitlement to Payment of Fair Value

On receiving a Notice to Proceed in accordance with section 5.5 hereof, the Rubicon Dissenting Shareholder is entitled to require Rubicon to purchase all of the Rubicon Common Shares in respect of which the Notice of Dissent was given.

5.7 Demand for Payment of Fair Value

A Rubicon Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Rubicon Common Shares to Rubicon and must send to Rubicon within one month after the date of the Notice to Proceed:

(a) a written statement that the Rubicon Dissenting Shareholder requires Rubicon to purchase all of the Notice Shares;

(b) the certificates representing the Notice Shares, and

(c) if dissent is being exercised by the Rubicon Shareholder on behalf of a beneficial owner who is not the Rubicon Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Rubicon and if so, setting out:

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares, whereupon Rubicon is bound to purchase them in accordance with the Notice of Dissent.

5.8 Payment for Notice Shares

Rubicon and the Rubicon Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Rubicon must either promptly pay that amount to the Rubicon Dissenting Shareholder or send a notice to the Rubicon Dissenting Shareholder that Rubicon is unable lawfully to pay Rubicon Dissenting Shareholders for their share as Rubicon is insolvent or if the payment would render Rubicon insolvent.

5.9 Application to Court to Fix Payout Value

If Rubicon and the Rubicon Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Rubicon Dissenting Shareholder or Rubicon may apply to the court and the court may:

(a) determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b) join in the application each Rubicon Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Rubicon Dissenting Shareholder or send a notice to the Rubicon Dissenting Shareholder that Rubicon is unable lawfully to pay Rubicon Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent. If the Rubicon Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Rubicon Dissenting Shareholders for their shares the Rubicon Dissenting Shareholder may within 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Rubicon Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.

5.10 Deemed Notice

Any notice required to be given by Rubicon or a Rubicon Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

5.11 Consequences of Exercising Rubicon Dissent Rights

A Rubicon Shareholder who:

(a) properly exercises the Rubicon Dissent Right by complying with all of the procedures (the "Dissent Procedures") required to be complied with by a Rubicon Dissenting Shareholder, will:

(i) be bound by the provisions of this Article 5;

(ii) be deemed not to have participated in the Arrangement; and

(iii) cease to have any rights as a Shareholder other than the right to be paid the payout value of the Notice Shares by Rubicon in accordance with the Dissent Procedures and is deemed to have disposed of his shares immediately prior to the Effective Date; or

(b) seeks to exercise the Rubicon Dissent Right, but:

(i) who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by a Rubicon Dissenting Shareholder, or

(ii) subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares based upon the number of Rubicon Common Shares of which such Dissenting Shareholder is the registered holder. Rubicon may in its sole discretion waive any non-compliance by a shareholder with any of the provisions of this Article 5 in order to give effect to a shareholder's Rubicon Dissent Rights.

5.12 Abandonment of Dissent

A Rubicon Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of Rubicon. A Rubicon Dissenting Shareholder may, with the written consent of Rubicon, at any time prior to the payment to the Rubicon Dissenting Shareholder of the full amount of money to which the Rubicon Dissenting shareholder is entitled under this Article 5, abandon such Rubicon Dissenting Shareholder's dissent to the Arrangement by giving written notice to Rubicon withdrawing the Notice of Dissent by depositing such notice with Rubicon or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 Pender Street, Vancouver, British Columbia, V6C 2V6, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive such number of New Rubicon, Paragon and CopperCo Common Shares to which he or she is entitled.

5.13 Reservation of New Rubicon, Paragon and CopperCo Common Shares

If a Rubicon Shareholder exercises the Rubicon Dissent Right, Rubicon shall on the Effective Date set aside and not distribute that portion of the New Rubicon, Paragon and CopperCo Common Shares which is attributable to the Rubicon Common Shares for which Dissent Rights have been exercised. If a Rubicon Shareholder exercises the Rubicon Dissent Right, but, as set out in subsection 5.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Rubicon shall distribute to such Shareholder his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares. If a Rubicon Shareholder duly complies with the Dissent

Procedures as set out in subsection 5.11(a), then Rubicon shall retain the portion of the New Rubicon, Paragon and CopperCo Common Shares attributable to such Rubicon Shareholder (the "Non-Distributed New Rubicon, Paragon and CopperCo Shares"), and the Non-Distributed New Rubicon, Paragon and CopperCo Shares will be dealt with as determined by the Board of Directors of Rubicon in its discretion.

ARTICLE 6 - RIGHTS OF DISSENT AND APPRAISAL FOR AFRICO SHAREHOLDERS

6.1 Africo Dissent Right

Notwithstanding section 3.1 hereof, Africo Shareholders may exercise rights of dissent (the "Africo Dissent Right") in connection with the Arrangement pursuant to the Interim Order and this Article 6.

6.2 Africo Notice of Dissent

A Shareholder who wishes to exercise an Africo Dissent Right must give written notice of dissent ("Notice of Dissent") to Africo by depositing such Notice of Dissent with Africo, or mailing it to Africo by registered mail, at its registered office at 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, marked to the attention of the President, not later than 5:00 p.m. (local time), August 8, 2006. An Africo Shareholder who has given a Notice of Dissent in accordance with this section 6.2 is herein referred to as an "Africo Dissenting Shareholder". An Africo Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Africo Shareholder, if the Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Africo Shareholder's name and on whose behalf the Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b) set out the number of Africo Common Shares in respect of which the Africo Shareholder is exercising the Africo Dissent Right (the "Notice Shares"), which number cannot be less than all of the Africo Common Shares held by the beneficial holder on whose behalf the Africo Dissent Right is being exercised;

(c) if the Notice Shares constitute all of the shares of which the Africo Dissenting Shareholder is both the registered owner and beneficial owner and the Africo Dissenting Shareholder owns no other shares of Rubicon as beneficial owner, a statement to that effect;

(d) if the Notice Shares constitute all of the shares of which the Africo Dissenting Shareholder is both the registered and beneficial owner but the Africo Dissenting Shareholder owns other shares of Rubicon as beneficial owner, a statement to that effect, and

    (i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e) if dissent is being exercised by the Africo Dissenting Shareholder on behalf of a beneficial owner who is not the Africo Dissenting Shareholder, a statement to that effect, and

(i) the name and address of the beneficial owner, and

(ii) a statement that the Dissenting Africo Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Dissenting Africo Shareholder's name.

6.3 Right of Dissenting Shareholder

The giving of a Notice of Dissent does not deprive an Africo Shareholder of his or her right to vote at the Africo Meeting on the Special Resolution approving the Arrangement. A vote against the Special Resolution or the execution or exercise of a proxy with instructions to vote against the Special Resolution does not constitute a Notice of Dissent.

6.4 When Africo Dissent Right Not Available

An Africo Shareholder is not entitled to exercise an Africo Dissent Right with respect to any Africo Common Shares if an Africo Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Special Resolution approving the Arrangement. However, an Africo Shareholder may vote as a proxy for an Africo Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Africo Dissent Right in respect of the Africo Common Shares of which he or she is the registered holder.

6.5 Notice to Proceed

If Africo intends to act on the authority of the Special Resolution approving the Arrangement, it must send a notice (the "Notice to Proceed") to the Africo Dissenting Shareholder promptly after the later of:

(a) the date on which Africo forms the intention to proceed, and

(b) the date on which the Notice of Dissent was received.

If Africo has acted on the authority of that Special Resolution it must promptly send a Notice to Proceed to the Africo Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Africo intends to act or has acted on the authority

of the Special Resolution and advise the Dissenting Shareholder of the manner in which dissent is to be completed under section 6.7 hereof.

6.6 Entitlement to Payment of Fair Value

On receiving a Notice to Proceed in accordance with section 6.5 hereof, the Africo Dissenting Shareholder is entitled to require Africo to purchase all of the Africo Common Shares in respect of which the Notice of Dissent was given.

6.7 Demand for Payment of Fair Value

An Africo Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Africo Common Shares to Africo and must send to Africo within one month after the date of the Notice to Proceed:

(a) a written statement that the Africo Dissenting Shareholder requires Africo to purchase all of the Notice Shares;

(b) the certificates representing the Notice Shares, and

(c) if dissent is being exercised by the Africo Shareholder on behalf of a beneficial owner who is not the Africo Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Africo and if so, setting out:

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares, whereupon Africo is bound to purchase them in accordance with the Notice of Dissent.

6.8 Payment for Notice Shares

Africo and the Africo Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Africo must either promptly pay that amount to the Africo Dissenting Shareholder or send a notice to the Africo Dissenting Shareholder that Africo is unable lawfully to pay Africo Dissenting Shareholders for their share as Africo is insolvent or if the payment would render Africo insolvent.

6.9 Application to Court to Fix Payout Value

If Africo and the Africo Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Africo Dissenting Shareholder or Africo may apply to the court and the court may:

(a) determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b) join in the application each Africo Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Africo Dissenting Shareholder or send a notice to the Africo Dissenting Shareholder that Rubicon is unable lawfully to pay Africo Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent. If the Africo Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Africo Dissenting Shareholders for their shares the Africo Dissenting Shareholder may within 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.

6.10 Deemed Notice

Any notice required to be given by Rubicon or an Africo Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

6.11 Consequences of Exercising Africo Dissent Rights

An Africo Shareholder who:

(a) properly exercises the Africo Dissent Right by complying with all of the procedures (the "Dissent Procedures") required to be complied with by an Africo Dissenting Shareholder, will:

  (i) be bound by the provisions of this Article 6;

  (ii) be deemed not to have participated in the Arrangement; and

  (iii) cease to have any rights as a Shareholder other than the right to be paid the payout value of the Notice Shares by Africo in accordance with the Dissent Procedures and is deemed to have disposed of his shares immediately prior to the Effective Date; or

(b) seeks to exercise the Africo Dissent Right, but:

(i) who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by an Africo Dissenting Shareholder, or

(ii) subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the CopperCo Common Shares based upon the number of Africo Common Shares of which such Dissenting Shareholder is the registered holder. Africo may in its sole discretion waive any non-compliance by a shareholder with any of the provisions of this Article 6 in order to give effect to a shareholder's Africo Dissent Rights.

6.12 Abandonment of Dissent

An Africo Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of Africo. An Africo Dissenting Shareholder may, with the written consent of Africo, at any time prior to the payment to the Africo Dissenting Shareholder of the full amount of money to which the Dissenting shareholder is entitled under this Article 6, abandon such Africo Dissenting Shareholder's dissent to the Arrangement by giving written notice to Africo withdrawing the Notice of Dissent by depositing such notice with Africo or mailing it to Africo by registered mail, at its registered office at 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting shareholder and will receive such number of CopperCo Common Shares to which he or she is entitled.

6.13 Reservation of CopperCo Common Shares

If an Africo Shareholder exercises the Dissent Right, Africo shall on the Effective Date set aside and not distribute that portion of the CopperCo Common Shares which is attributable to the Africo Common Shares for which Dissent Rights have been exercised. If an Africo Shareholder exercises the Dissent Right, but, as set out in subsection 6.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Africo shall distribute to such Africo Shareholder his or her pro rata portion of the CopperCo Common Shares. If an Africo Shareholder duly complies with the Dissent Procedures as set out in subsection 6.11(a), then Africo shall retain the portion of the CopperCo Common Shares attributable to such Africo Shareholder (the "Non-Distributed CopperCo Shares"), and the Non-Distributed CopperCo Shares will be dealt with as determined by the Board of Directors of Africo in its discretion.

SCHEDULE A
TO PLAN OF ARRANGEMENT BEING APPENDIX I
TO THE ARRANGEMENT AGREEMENT

MADE AS OF THE 6th DAY OF JULY, 2006, AMENDED AND RESTATED AS OF THE 8TH DAY OF AUGUST, 2006, FURTHER AMENDED AND RESTATED AS OF THE 29TH DAY OF SEPTEMBER, 2006, AND FURTHER AMENDED AND RESTATED AS OF THE 22ND DAY OF NOVEMBER, 2006
AMONG
RUBICON MINERALS CORPORATION,
PARAGON MINERALS CORPORATION,
COPPERCO RESOURCE CORP.
AND AFRICO RESOURCES LTD.
(Paragraph 3.1 (a) Plan of Arrangement)

ARTICLE 26 - SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE NEW RUBICON COMMON SHARES, RUBICON CLASS A COMMON SHARES, SERIES 1 SPECIAL SHARES AND SERIES 2 SPECIAL SHARES

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE COMMON SHARES

The common shares (the "Common Shares") shall have attached thereto the following special rights and restrictions:

26.1.1 Voting

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.1.2 Dividends

Subject to the prior rights of the holders of any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of moneys property applicable to the payment of dividends, in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

26.1.3 Liquidation, Dissolution or Winding-Up

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE CLASS A COMMON SHARES

The class A common shares (the "Class A Shares") shall have attached thereto the following special rights and restrictions:

26.2.1 Voting

The holders of the Class A Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Class A Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.2.2 Dividends

Subject to the prior rights of any other shares ranking senior to the Class A Shares with respect to priority in the payment of dividends, the holders of Class A Shares shall before dividends are paid on the Common Shares be entitled to receive dividends in the aggregate amount of one hundred dollars ($100.00) and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of monies property applicable to the payment of dividends, and after such dividends have been paid, the holders of the Class A Shares shall be entitled to receive dividends in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Class A Shares shall be declared and paid in equal amounts per share on all Class A Shares at the time outstanding.

26.2.3 Liquidation, Dissolution or Winding-Up

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of any other shares ranking senior to the Class A Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Class A Shares shall be entitled to receive the remaining property and assets of the Company.

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE SERIES 1 SPECIAL SHARES

The series 1 special shares (the "Series 1 Special Shares") with a par value equal to the net book value of certain assets transferred by the Company to Paragon Minerals Corporation shall have attached thereto the following special rights and restrictions:

26.3.1 Voting

The holders of Series 1 Special Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Series 1 Special Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.3.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Series 1 Special Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors, and to receive on an equal basis share for share with the holders of the Common Shares and the Series 2 Special Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Series 1 Special Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Series 1 Special Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Series 1 Special Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

26.3.3 Redemption

(a) The Company may, subject to the requirements of the *Business Corporations Act* (British Columbia), upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Series 1 Special Shares by payment in cash, promissory note or

property of $♦ for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the assets to be transferred by the Company to Paragon Minerals Corporation under the Plan of Arrangement divided by the number of Series 1 Special Shares issued by the Company under the Plan of Arrangement **(Note: the dollar amount to be inserted in this Clause 26.3.3 will be determined and inserted in these share provisions immediately prior to making the required filing with the British Columbia Registrar of Companies to effect the Plan of Arrangement)**; plus

(ii) all declared and unpaid non-cumulative cash dividends thereon.

(b) In the case of redemption of Series 1 Special Shares under the provisions of sub-clause 26.3.3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Series 1 Special Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Series 1 Special Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series 1 Special Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Series 1 Special Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Series 1 Special Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Series 1 Special Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Series 1 Special Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada or by promissory note. If less than all of the Series 1 Special Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Series 1 Special Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption in any such notice the holders of the Series 1 Special Shares called for redemption shall cease to be entitled to

dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected. The Company shall have the right at any time after the mailing of notice of its intention to redeem any Series 1 Special Shares to deposit the Redemption Amount of the shares, either in cash or promissory note, so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series 1 Special Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 1 Special Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Series 1 Special Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

26.3.4 Retraction

Any holder of Series 1 Special Shares shall be entitled to require the Company to redeem, subject to the requirements of the *Business Corporations Act* (British Columbia), at any time or times all or any of the Series 1 Special Shares registered in the name of such holder on the books of the Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Series 1 Special Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Series 1 Special Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder desires to have the Company redeem such Series 1 Special Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the Series 1 Special Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Series 1 Special Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a promissory note or a cheque payable at

par at any branch of the Company's bankers for the time being in Canada. If less than all of the Series 1 Special Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Series 1 Special Shares represented by the original certificate or certificates which are not redeemed. The said Series 1 Special Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 1 Special Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Series 1 Special Shares shall remain unaffected.

26.3.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Series 1 Special Shares shall rank *pari passu* with the Series 2 Special Shares and Common Shares of the Company.

26.3.6 Amount Specified

For the purposes of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Series 1 Special Share is $♦. **(Note: this amount will be the same as the amount in Clause 26.3.3 above.)**

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE SERIES 2 SPECIAL SHARES

The series 2 special shares (the "Series 2 Special Shares") with a par value equal to the net book value of certain assets transferred by the Company to CopperCo Resource Corp. shall have attached thereto the following special rights and restrictions:

26.4.1 Voting

The holders of Series 2 Special Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Series 2 Special Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.4.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Series 2 Special Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors, and to receive on an equal basis share for share with the holders of the Common Shares and the Series 1 Special Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Series 2 Special Shares of the Company that such dividend

shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Series 2 Special Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Series 2 Special Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

26.4.3 Redemption

(a) The Company may, subject to the requirements of the *Business Corporations Act* (British Columbia), upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Series 2 Special Shares by payment in cash, promissory note or property of $♦ for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the assets to be transferred by the Company to CopperCo Resource Corp. under the Plan of Arrangement divided by the number of Series 2 Special Shares issued by the Company under the Plan of Arrangement **(Note: the dollar amount to be inserted in this Clause 26.4.3 will be determined and inserted in these share provisions immediately prior to making the required filing with the British Columbia Registrar of Companies to effect the Plan of Arrangement)**; plus

(ii) all declared and unpaid non-cumulative cash dividends thereon.

(b) In the case of redemption of Series 2 Special Shares under the provisions of sub-clause 26.4.3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Series 2 Special Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Series 2 Special Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series 2 Special Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any

such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Series 2 Special Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Series 2 Special Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Series 2 Special Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Series 2 Special Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada or by promissory note. If less than all of the Series 2 Special Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Series 2 Special Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption in any such notice the holders of the Series 2 Special Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected. The Company shall have the right at any time after the mailing of notice of its intention to redeem any Series 2 Special Shares to deposit the Redemption Amount of the shares, either in cash or promissory note, so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series 2 Special Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 2 Special Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Series 2 Special Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice,

whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

26.4.4 Retraction

Any holder of Series 2 Special Shares shall be entitled to require the Company to redeem, subject to the requirements of the *Business Corporations Act* (British Columbia), at any time or times all or any of the Series 2 Special Shares registered in the name of such holder on the books of the Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Series 2 Special Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Series 2 Special Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder desires to have the Company redeem such Series 2 Special Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the Series 2 Special Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Series 2 Special Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a promissory note or a cheque payable at par at any branch of the Company's bankers for the time being in Canada. If less than all of the Series 2 Special Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Series 2 Special Shares represented by the original certificate or certificates which are not redeemed. The said Series 2 Special Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 2 Special Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Series 2 Special Shares shall remain unaffected.

26.4.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Series 2 Special Shares shall rank *pari passu* with the Series 1 Special Shares and the Common Shares of the Company.

26.4.6 Amount Specified

For the purposes of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Series 2 Special Share is $♦. **(Note: this amount will be the same as the amount in Clause 26.4.3 above.)**

SCHEDULE B TO PLAN OF ARRANGEMENT BEING APPENDIX I TO THE ARRANGEMENT AGREEMENT MADE AS OF THE 6TH DAY OF JULY, 2006, AMENDED AND RESTATED AS OF THE 8TH DAY OF AUGUST, 2006, FURTHER AMENDED AND RESTATED AS OF THE 29TH DAY OF SEPTEMBER, 2006, AND FURTHER AMENDED AND RESTATED AS OF THE 22ND DAY OF NOVEMBER, 2006 AMONG RUBICON MINERALS CORPORATION, PARAGON MINERALS CORPORATION, COPPERCO RESOURCE CORP. AND AFRICO RESOURCES LTD.
(Paragraphs 3.1 (c) and (d) of Plan of Arrangement)

PROVISIONS ATTACHING TO THE SPECIAL PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Special Preferred Shares are as follows:

1.1 Voting

The holders of the Special Preferred Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Special Preferred Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

1.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Special Preferred Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors and to receive on an equal basis share for share with the holders of the Common Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Special Preferred Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Special Preferred Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Special Preferred Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to *5%*, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

1.3 Redemption

(a) The Company may, subject to the requirements of the *Canada Business Corporations Act*, upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Special Preferred Shares by payment in cash, promissory note or property of $• for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the property first received by the Company in consideration for issuing the Special Preferred Shares; plus

(ii) all declared and unpaid non-cumulative cash dividends thereon, divided by the number of Special Preferred Shares first issued for such property.

(b) In the case of redemption of Special Preferred Shares under the provisions of sub-clause 3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Special Preferred Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Special Preferred Shares to be redeemed a notice in writing of the intention of the Company to redeem such Special Preferred Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Special Preferred Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Special Preferred Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Special Preferred Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other

place designated in such notice of the certificates representing the Special Preferred Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada. If less than all of the Special Preferred Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Special Preferred Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption in any such notice the holders of the Special Preferred Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected, the Company shall have the right at any time after the mailing of notice of its intention to redeem any Special Preferred Shares to deposit the Redemption Amount of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Special Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Special Preferred Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Special Preferred Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

1.4 Retraction

Any holder of Special Preferred Shares shall be entitled to require the Company to redeem, subject to the requirements of the *Canada Business Corporations Act*, at any time or times all or any of the Special Preferred Shares registered in the name of such holder on the books of the Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Special Preferred Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Special Preferred Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder

desires to have the Company redeem such Special Preferred Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the special Preferred Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Special Preferred Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a cheque payable at par at any branch of the Company's bankers for the time being in Canada. If less than all of the Special Preferred Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Special Preferred Shares represented by the original certificate or certificates which are not redeemed. The said Special Preferred Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Special Preferred Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Special Preferred Shares shall remain unaffected.

1.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Special Preferred Shares shall rank ahead of and in priority to the Common Shares of the Company.

1.6 Amount Specified

For the purpose of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Special Preferred Share is $•. **(Note: this amount will be the same as the amount in Clause 1.3(a) above.)**

ASSET TRANSFER AND ASSIGNMENT AGREEMENT

THIS AGREEMENT made as of the 8th day of December, 2006.

BETWEEN:

RUBICON MINERALS CORPORATION, a company incorporated under the laws of the Province of British Columbia and having a head office at 1540, 800 West Pender Street Vancouver, BC V6C 2V6

("Rubicon")

AND:

PARAGON MINERALS CORPORATION, a company incorporated under the federal laws of Canada and having its registered office at 2800 Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7

("Paragon")

WHEREAS Rubicon, Paragon, CopperCo Resource Corp. and Africo Resources Ltd. have entered into an Arrangement Agreement amended and restated as of November 22, 2006 and effective as of July 6, 2006 (the "**Arrangement Agreement**") relating to a statutory plan of arrangement (the "**Arrangement**") whereby, *inter alia*, Rubicon has agreed to transfer certain mineral property agreements, mineral property interests and certain other related assets more particularly described in Schedule A of this agreement (the "**Paragon Transferred Assets**"), and Paragon has agreed to acquire and assume Rubicon's interest in the Paragon Transferred Assets;

AND WHEREAS Rubicon wishes to transfer and assign all of its rights, title and interest in and to the Paragon Transferred Assets and its obligations thereunder to Paragon and Paragon wishes to acquire and assume all of such rights, title, interest and obligations;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties covenant and agree as follows:

1. Rubicon hereby conveys, assigns, transfers and sets over to Paragon, to have and to hold forever to the use of Paragon, its successors and permitted assigns, all right, title, interest and benefit of every nature in and to the Paragon Transferred Assets.

2. The Paragon Transferred Assets shall be deemed to be legally assigned and transferred from Rubicon to Paragon as at the Effective Date of the Arrangement.

3. Concurrently with the assignment of the Paragon Transferred Assets, Paragon shall assume and undertake to perform and discharge, all obligations, liabilities and agreements of Rubicon in respect of the Paragon Transferred Assets as if Paragon were the original party to the obligations, liabilities and agreements in place and instead of Rubicon.

4. With effect as of the date hereof, Paragon shall indemnify and save harmless Rubicon and its officers, directors, shareholders, successors and assigns against all losses, damages, costs and expenses they incur or suffer in respect of the Paragon Transferred Assets, provided that such losses, damages, costs and expenses result from acts, omissions or events which occur after the Effective Date of the Arrangement.

5. Notwithstanding any other provision of this Agreement, Rubicon acknowledges that once the Paragon Transferred Assets have been assigned to Paragon in accordance with this Agreement and the Arrangement, Rubicon shall have no further rights in or to the Paragon Transferred Assets.

6. Any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given (a) upon personal delivery to the party to be notified, (b) upon confirmation of receipt by fax by the party to be notified, (c) three (3) business days after deposit with a reputable courier, prepaid for overnight delivery and addressed as set forth in (d), or (d) ten (10) days after deposit with the post office, postage prepaid, registered or certified with return receipt requested and addressed to the party to be notified at the address indicated for such party below, or at such other address as such party may designate by five (5) days advance written notice to the other party given in the foregoing manner.

If to Rubicon:

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street
Vancouver, BC V6C 2V6
Attention: David W. Adamson, President
Facsimile: (604) 623-3355

with a copy to:

Davis & Company LLP
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7
Attention: David R. Reid
Facsimile: (604) 687-1612

If to Paragon:

Paragon Minerals Corporation
Suite 1540, 800 West Pender Street
Vancouver, BC V6C 2V6
Attention: Michael Vande Guchte, President
Facsimile: (604) 623-3355

with a copy to:

Davis & Company LLP
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7
Attention: David R. Reid
Facsimile: (604) 687-1612

7. Other than the Arrangement Agreement, this Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. This Agreement is made subject to the provisions of the Arrangement Agreement, and in the event of any conflict or inconsistency between this Agreement and the Arrangement Agreement, the relevant provision(s) of the Arrangement Agreement shall prevail.

8. Unless the content otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

9. Each of the parties shall from time to time execute or procure such documents and other assurances as may be reasonable or advisable to give effect to the provisions of this Agreement.

10. No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

11. This Agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto but shall not be assignable by either party without the prior written consent of the other party.

12. This Agreement may be executed in facsimile and in counterparts, each of which shall be considered an original and both of which taken together shall constitute a single agreement.

13. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

14. Any undefined capitalized terms in this Agreement shall have the respective meanings ascribed to such terms in the Arrangement Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

RUBICON MINERALS CORPORATION
By its Authorized Signatory:

Name: ROBERT LEWIS
Title: CFO

PARAGON MINERALS CORPORATION
By its Authorized Signatory:

Name: VANDE GUCHTE, MICHAEL.
Title: PRESIDENT & CEO.

SCHEDULE A - NEWFOUNDLAND AND NUNAVUT ASSETS OF RUBICON MINERALS CORPORATION TO BE TRANSFERRED TO PARAGON MINERALS CORPORATION

1. For the purposes of this Schedule A:

"RMX" means Rubicon Minerals Corporation; and

"RML" means Rubicon Management Ltd.

2. On the Effective Date of the Arrangement, the following property interests, mineral claims and licences, and other assets will transfer to Paragon:

Part A: Agreements Relating to Property Interests

1. Gold Properties:

(a) Glenwood-Botwood Properties

Agreement	Date	Parties	Land	Comments
B-Property Option Agreement	Dec. 24, 2001	RMX, Gary Lewis, Cyril Reid, Paul Chaffe	• JBP Linear Property (7179M claim) • Glenwood Property (7180M, 7181M, 7312M claims) • Jonathans Pond Property (7182M claim) • Mt. Peyton Linear Property	# 1 **Active** 20 licenses in B-Property 5 RMX map-staked claims in Mining District of Gander Lake, NF [one of which (8268M) is also on B-Property list]
Lush Option Agreement	Aug. 11, 2003	RMX, Tom Lush	• JBP Linear Property (6821M, 9713M claims) • Jonathans Pond Property (6823M claim)	#2 **Active**
JBP Option Agreement	Apr. 10, 2002	RMX, Al Keats, Kevin Keats, Peter Dimmell	• JBP Linear Property (JBP claims)	#3 **Active**

Agreement	Date	Parties	Land	Comments
Jonathans Pond Option Agreement	Apr. 10, 2002	RMX, Al Keats, Kevin Keats, Peter Dimmell	• Jonathans Pond Property (8473M, 8414M, 8687M claims)	# 4 **Active**
Wings Point Property Agreement with Quinlans	May 14, 2002	RMX, Roland, Larry & Eddie Quinlan	• Wings Point Property	#5 **Active**
Due Diligence Agreement re: Linear Property (First Amendment)	Sept. 30, 2005 (Apr. 10, 2006)	RMX, A.S.K. Prospecting & Guiding Inc. (Kevin Keats, Allan Keats), Krinor Resources Inc. (Peter Dimmell)	• Appleton Linear Property (Linear Property)	# 6 **Active**
Golden Bullet Option Agreement	May 14, 2002	RMX, Roland, Larry & Eddie Quinlan	• Appleton Linear Property (Golden Bullet Property)	# 7 **Active**
Appleton Option Agreement	May 10, 2005	RMX, Tom Gosine, Alec Turpin	• Appleton Linear Property (Appleton Property)	# 8 **Active**
Bowater Option Agreement	Sept. 26, 2005	RMX, Gary Lewis, Paul Chafe	• Appleton Linear Property (Bowater Property)	# 9 **Active**
Huxter/TCH Option Agreement	May 14, 2002	RMX, Roland & Larry Quinlan	• Huxter Lane Property • TCH Property	# 10 **Active**
Meridian Joint Venture Agreement	Sept. 21, 2004	RMX, Meridian Gold Company	• Huxter Lane Property • TCH Property	# 10(a) **Active**

(b) Golden Promise Properties

Agreement	Date	Parties	Land	Comments
Mercer Option Agreement (& 3 amendments)	May 22, 2002 (#1:Jul. 17/03, #2: Jul. 27/03, #3: Sept. 1/03)	RMX William Mercer	• Golden Promise Property (Golden Promise)	# 11 **Active**

Agreement	Date	Parties	Land	Comments
Otter Brook (OB) Option Agreement	June 14, 2004	RMX Stephen Courtney Newfoundland & Labrador Minerals Ltd.	• Golden Promise Property (Otter Brook Property)	# 12 **Active**
Three Angle Pond Royalty Agreement	July 11, 2003	RMX Al Keats	• Golden Promise Property (Three Angle Pond)	# 13 **Active**
Victoria Lake Property Agreement (& 2 amendments) Underlying agreements: (i) Victoria Lake Option Agreement; (ii) Barren Lake Option Agreement	Feb. 14, 2003 (#1:Apr. 29/04, #2: Nov. 16/04) Jan. 8, 2003 Jan. 8, 2003	RMX Int'l Lima (RMX Crosshair) (i) RMX Al & Kevin Keats (ii) RMX Al & Kevin Keats, Peter Dimmell	• South Golden Promise Property Victoria Lake Barren Lake	# 14 **Active**
Victoria Lake 10188M Option Agreement (Crosshair undertaking of Victoria Lake 10188M Option Agreement)	May 18, 2005 Apr. 24, 2006	RMX Al Keats, Kevin Keats RMX Crosshair Exploration & Mining Corp.	• Victoria Lake 10188M property	# 15 **Active**
Crosshair Agreement	May 1, 2006	RMX Crosshair Exploration & Mining Corp.	• Golden Promise Property: (Mercer Option Agreement, Otter Brook Option Agreement, Three Angle Pond Royalty Agreement)	# 16 **Active**

(c) New World Properties

Agreement	Date	Parties	Land	Comments
New World Option Agreement	May 14, 2002	RMX Roland, Larry & Eddie Quinlan	• New World Property	# 17 **Active**

(d) Startrack Properties

Agreement	Date	Parties	Land	Comments
Stares Property Option Agreement (& 2 amendments)	Nov. 9, 2001 (#1: Oct. 14/04, #2: Nov. 11/05)	RMX Robert Stares, Alex Stares	• Startrack Property (Stares Property)	# 18 **Active**

2. Base Metal Properties

Agreement	Date	Parties	Land	Comments
Seal Bay Option Agreement <u>Amendments:</u> Jan. 6/09, May 14/98, June 11/99, June 12/00, Aug. 11/00, July 10/01, and July 15/02	Mar 1, 1996	RML Falconbridge	• Seal Bay Property	# 19 **Active** Assignment Agreement between RML and RMX dated Aug. 1/96. July 15/02 amendment lowered RMX option from 65% to 51%
West Cleary Option Agreement <u>Amendments:</u> May 14/98, Mar. 28/00	Mar. 1, 1996	RML Falconbridge	• West Cleary Property	#20 **Active** Assignment Agreement between RML and RMX dated Aug. 1/96
Point Leamington Mining Lease	Feb. 13, 2004	RMX TLC Ventures Corp.	• Point Leamington Property	# 21 **Active** NSR Only
Harpoon Option Agreement	Nov. 23, 2004	RMX Al Keats, Kevin Keats	• Harpoon Property	# 22 **Active**

Agreement	Date	Parties	Land	Comments
Lake Douglas West Purchase and Royalty Agreement	Jan. 18, 2006	RMX A.S.K. Prospecting & Guiding Inc. (Al & Kevin Keats)	• Lake Douglas West Property	# 23 **Active**
Lake Douglas East Purchase and Royalty Agreement	Jan. 17, 2006	RMX A.S.K. Prospecting & Guiding Inc. (Al & Kevin Keats)	• Lake Douglas East Property	# 24 **Active**

3. Baffin Island properties

Claim Number	Name	Recorded Date	Anniversary Date	Acres	Hectares
F59239	LH 129	Feb. 24, 1997	Feb. 24, 2007	2066	836.08
F59301	LH 131	Feb. 24, 1997	Feb. 24, 2007	2582.5	1045.1
F59303	LH 131	Feb. 24, 1997	Feb. 24, 2007	2582.5	1045.1
F59307	LH 137	Feb. 24, 1997	Feb. 24, 2007	2582.5	1045.1

4. Other

Agreement	Date	Parties	Land	Comments
NRD Termination Agreement	Nov 24, 2006	RMX Alexander Stares, Rick Crocker	• Indicated in Schedule B	**Active** Points 1, 4, 5 and 6 remain with RMX

Part B: Licenses and Claims

1. Comprehensive List of Mineral Licenses and Claims

Property Name	Agreement	Licence #	Licence Holder	# of Claims
Appleton	Appleton	10377M	Tom Gosine	21
Bowater	Bowater	08276M	Black Bart Prospecting Inc.	6
Glenwood	B-Property	07180M	Cyril M. Reid	4
Glenwood	B-Property	07181M	Cyril M. Reid	12
Glenwood	B-Property	07912M	Cyril Reid	6
Glenwood	n/a	12068M	Rubicon Minerals Corporation	87

Property Name	Agreement	Licence #	Licence Holder	# of Claims
Golden Bullet	Golden Bullet	10100M	Rubicon Minerals Corporation	46
Golden Promise	Mercer	11028M	Rubicon Minerals Corporation	256
Golden Promise	Mercer	11029M	Rubicon Minerals Corporation	256
Golden Promise	Mercer	11033M	Rubicon Minerals Corporation	256
Golden Promise	Mercer	11034M	Rubicon Minerals Corporation	217
Golden Promise	n/a	08947M	Rubicon Minerals Corporation	22
Golden Promise	n/a	11017M	Rubicon Minerals Corporation	112
Golden Promise	n/a	11057M	Rubicon Minerals Corporation	42
Golden Promise	Otter Brook	08904M	Stephen Courtney	6
Harpoon	Harpoon	07695M	A.S.K Prospecting & Guiding Inc.	20
Harpoon	Harpoon	10461M	Kevin D. Keats	4
Harpoon	Harpoon	10464M	Allan E.T. Keats	59
Harpoon	Harpoon	10465M	Allan E.T. Keats	134
Harpoon	Harpoon	10607M	Kevin D. Keats	8
Harpoon	n/a	12357M	Rubicon Minerals Corporation	38
Hungry Hill	NRD	12049M	Alexander T. Stares	58
Huxter Lane	Huxter Lane and TCH	11926M	Rubicon Minerals Corporation	54
Huxter Lane	n/a	12835M	Rubicon Minerals Corporation	32
JBP Linear	B-Property	07179M	Cyril M. Reid	8
JBP Linear	JBP	10966M	Rubicon Minerals Corporation	95
JBP Linear	JBP	12071M	Rubicon Minerals Corporation	144
JBP Linear	Lush	06821M	Tom Lush	2
JBP Linear	Lush	09713M	Tom Lush	30
JBP Linear	n/a	11407M	Rubicon Minerals Corporation	21
JBP Linear	n/a	12073M	Rubicon Minerals Corporation	147
Jonathans Pond	B-Property	07182M	Cyril M. Reid	6
Jonathans Pond	Jonathans Pond	10968M	Rubicon Minerals Corporation	54
Jonathans Pond	Lush	06823M	Tom Lush	4
Jonathans Pond	n/a	10967M	Rubicon Minerals Corporation	256
Lake Douglas	Lake Douglas East	09336M	Allan E.T. Keats	30
Lake Douglas	Lake Douglas East	10876M	Allan E.T. Keats	30
Lake Douglas	Lake Douglas East	10877M	A.S.K. Prospecting Inc.	16
Lake Douglas	Lake Douglas East	10878M	A.S.K. Prospecting Inc.	44
Lake Douglas	Lake Douglas East	11673M	Kevin D.Keats	22
Lake Douglas	Lake Douglas East	11674M	Kevin D.Keats	8
Lake Douglas	Lake Douglas East	11675M	Allan E.T. Keats	30
Lake Douglas	Lake Douglas East	11676M	A.S.K. Prospecting Inc.	10
Lake Douglas	Lake Douglas East	11677M	A.S.K. Prospecting Inc.	18
Lake Douglas	Lake Douglas West	11207M	Hayward Critchley	30
Lake Douglas	Lake Douglas West	11210M	Carl Wade	30
Lake Douglas	Lake Douglas West	11678M	Hayward Critchley	29
Lake Douglas	Lake Douglas West	11679M	Hayward Critchley	1
Lewis Lake	n/a	5435M	Rubicon Minerals Corporation	70
Linear	Linear	07984M	The Kriask Syndicate	50

Property Name	Agreement	Licence #	Licence Holder	# of Claims
Lizard Pond	NRD	11240M	James Richard Crocker	14
Lizard Pond	NRD	11330M	Alexander T. Stares	7
Lizard Pond	NRD	11331M	Alexander T. Stares	4
Lizard Pond	NRD	11670M	Alexander T. Stares	8
Long Pond	NRD	11224M	Alexander T. Stares	60
Maritec	n/a	11573M	Rubicon Minerals Corporation	5
Maritec	n/a	11576M	Rubicon Minerals Corporation	25
Maritec	n/a	11898M	Rubicon Minerals Corporation	13
Mt. Peyton Linear	B-Property	07022M	Rubicon Minerals Corporation	25
Mt. Peyton Linear	B-Property	07093M	Rubicon Minerals Corporation	10
Mt. Peyton Linear	B-Property	07094M	Rubicon Minerals Corporation	1
Mt. Peyton Linear	B-Property	07651M	Rubicon Minerals Corporation	1
Mt. Peyton Linear	B-Property	09808M	Rubicon Minerals Corporation	5
Mt. Peyton Linear	B-Property	10462M	Rubicon Minerals Corporation	65
New World	New World	07497M	Eddie Quinlan	10
New World	New World	07923M	Larry Quinlan	38
New World	New World	08669M	Roland Quinlan	19
New World	New World	10981M	Roland Quinlan	164
Seal Bay	Seal Bay	10185M	Falconbridge Ltd	75
Barren Lake	Victoria Lake CXX; Barren Lake	10207M	Crosshair Exploration & Mining Corp.	60
Barren Lake	Victoria Lake CXX; Barren Lake	9109M	Crosshair Exploration & Mining Corp.	65
Victoria Lake	Victoria Lake CXX	8883M	Crosshair Exploration & Mining Corp.	166
Victoria Lake 10188M	Victoria Lake CXX; Victoria Lake 10188M	12380M	Crosshair Exploration & Mining Corp.	139
South Golden Promise	Victoria Lake CXX	10387M	Crosshair Exploration & Mining Corp.	58
South Golden Promise	Victoria Lake CXX	11058M	Crosshair Exploration & Mining Corp.	20
South Golden Promise	Victoria Lake CXX	11059M	Crosshair Exploration & Mining Corp.	4
South Golden Promise	Victoria Lake CXX	11983M	Crosshair Exploration & Mining Corp.	176
South Golden Promise	n/a	12322M	Rubicon Minerals Corporation	97
South Golden Promise	n/a	12324M	Rubicon Minerals Corporation	76
South Golden Promise	n/a	12326M	Rubicon Minerals Corporation	90
South Golden Promise	Victoria Lake CXX	12460M	Crosshair Exploration & Mining Corp.	70
South Golden Promise	Victoria Lake CXX	12462M	Crosshair Exploration & Mining Corp.	256
Star Track	Star Track	11055M	Rubicon Minerals Corporation	158

Property Name	Agreement	Licence #	Licence Holder	# of Claims
TCH	Huxter Lane and TCH	06610M	Quest Inc.	6
Three Angle Pond	Three Angle Pond	12444M	Rubicon Minerals Corporation	54
West Cleary	West Cleary	10192M	Falconbridge Ltd	16
Wings Point	Wings Point	07370M	Rubicon Minerals Corporation	37
Wings Point	Wings Point	08475M	Rubicon Minerals Corporation	6
Wings Point	Wings Point	09772M	Rubicon Minerals Corporation	2
Wings Point	Wings Point	09773M	Rubicon Minerals Corporation	2
Wings Point	Wings Point	09774M	Rubicon Minerals Corporation	2
Wings Point	Wings Point	10202M	Rubicon Minerals Corporation	65
Winterhill	NRD	11816M	Alexander T. Stares	16
Winterhill	NRD	11817M	Alexander T. Stares	6
Winterhill	NRD	11818M	James Richard Crocker	16
Winterhill	NRD	12839M	Alexander T. Stares	80
Winterhill	NRD	12840M	Alexander T. Stares	30

Part C: Furniture, Fixtures and Equipment

ITEM DESCRIPTION	LOCATION	SERIAL NUMBER
Two Lake Sediment Samplers	28 McCurdy, Gander	
8 Foot Snow-Runner Toboggan	28 McCurdy, Gander	
1 Stihl Portable Rock saw	28 McCurdy, Gander	
Kimpex ATV Cart	28 McCurdy, Gander	
Wajax High Pressure Water Pump	28 McCurdy, Gander	
Eleven Lengths of High Pressure Hosing	28 McCurdy, Gander	
Twenty-Seven Core Racks	28 McCurdy, Gander	
Dell Dimension 8300 Desktop Computer (200 GB, M992 Colour Monitor/keypad)	61 Elizabeth, Gander	FT56X21
HP Laser Jet Printer 1320n	61 Elizabeth, Gander	Q5928A
HP Deskjet 840c Printer	61 Elizabeth, Gander	MX0451WOMT
HP Scanjet 5550c Scanner	61 Elizabeth, Gander	CN3BW5704R
HP Designjet 500 42" Plotter (Model #C7770B)	61 Elizabeth, Gander	SG35952015
Linksys Wireless Router	61 Elizabeth, Gander	
250 MB ADS Hard Drive	61 Elizabeth, Gander	CDF80E354487
HP Fax 1010	61 Elizabeth, Gander	CN34TAJTFH
Multi Sync MT810 Projector	61 Elizabeth, Gander	7Z22203704
Toshiba 3560 Photocopier (rental)	61 Elizabeth, Gander	CEG816341
Panasonic Dual Cordless Phone Set	61 Elizabeth, Gander	5EAAC019393

ITEM DESCRIPTION	LOCATION	SERIAL NUMBER
Durabrand Miniature Fridge	61 Elizabeth, Gander	CLF18101WD
Kenmore Microwave & Stand (2)	61 Elizabeth, Gander	3872316A
Sunbeam Water Cooler (2003)	61 Elizabeth, Gander	1110071
Four – Folding Tables	61 Elizabeth, Gander	
Two – Folding Chairs	61 Elizabeth, Gander	
1 Boardroom Table	61 Elizabeth, Gander	
6 Boardroom chairs	61 Elizabeth, Gander	
Three – Large Office Chairs	61 Elizabeth, Gander	
Four – Regular Office Chairs	61 Elizabeth, Gander	
Two – Large Office Desks with Shelving	61 Elizabeth, Gander	
Two – "L" shaped Office Desks	61 Elizabeth, Gander	
Large Supply Shelf	61 Elizabeth, Gander	
Nine – 4 Drawer Legal-size Filing Cabinets	61 Elizabeth, Gander	
One – 5 Drawer Map File	61 Elizabeth, Gander	
Two – 4 Drawer Lateral Filing Cabinets	61 Elizabeth, Gander	
One – Two Drawer Letter-size Filing Cabinet	61 Elizabeth, Gander	
Ten – Portable Letter-size File Boxes	61 Elizabeth, Gander	
Furniture (6 single beds, 1 double bed, 1 range, 1 fridge, 1 TV, 2 couches, 1 chair, 1 dining room table and 4 chairs, cutlery, coffee maker, microwave oven, washer, dryer, deep freeze)	7 Nungesser, Gander	
Cicero Desktop Computer; (AMD Athlon 2.0 GHz)	8 Badger Drive, Badger	1117971
Two – Bench Rock Saws	28 McCurdy, Gander and 8 Badger Drive Badger	
Fifteen Core Racks	8 Badger Drive, Badger	
HP Designjet 500 42" Plotter (Model # C7770B)	88 Penetanguishinene Road, St. John's	SG3C46206V
HP Fax 1010	88 Penetanguishinene Road, St. John's	CN31IAJDJ7
Combind C110 Hole Puncher/Report Binding System	88 Penetanguishinene Road, St. John's	RH105592

ITEM DESCRIPTION	LOCATION	SERIAL NUMBER
Dell Precision M90 Laptop (Steve's)	Mobile	Service Tag IM6LX91; Express S.C. 3518138773
Dell Precision M90 Laptop (Dave's)	Mobile	Service Tag 4W5W9B1; Express S.C. 10651950109
Toshiba Satellite P20 Laptop (Amy N); (Pentium 4 CPU 3.20 GHz, 3.19 GHz)	Mobile	Z3021944
Toshiba Satellite P20 Laptop (Pentium 4, 3.2 GHz Processor Speed) (Barry S)	Mobile	34319578K
Acer Aspire 9500 Laptop (Sandy's)	Mobile	WM3B2200BG
Dell Inspiron 8300 Laptop (Rick's)	Mobile	
CF18 Panasonic Tough Book	Mobile	CF18BDAZXM M-9

Part D: Miscellaneous

Agreement	Date	Parties	Description	Comments
Office Lease	July 1, 2006	RMX Skyline Rentals	Suite A, Polaris Office Building, Gander, NL	# C-1 2 year lease Renewed annually
Warehouse Lease	May 1, 2006	RMX L M S Holdings Ltd.	28 McCurdy Drive, Gander, NL	# C-2 Renewed annually
Residential Tenancy Agreement	July 1, 2002	RMX Milton Layte	7 Nungesser Avenue, Gander, NL	# C-3 Renewed annually
Oral Lease re: Badger House/Coreshed	December 2003	RMX Lil Saunders	8 Badger Drive, Badger, NL	No formal lease

Part E: Employees of Rubicon Working on Newfoundland and Nunavut Projects

Michael Vande Guchte
David Copeland (Rubicon contractor to become Paragon employee)
Steve House
Barry Sparkes

Amy Newport
Jeff Noseworthy
Sam Burton
Alexander (Sandy) Stares
James (Rick) Crocker


PARAGON
MINERALS CORPORATION

SCHEDULE "C"

TO

APPLICATION FOR EXEMPTION

UNDER SEC RULE 12(G)3-2(B)

SCHEDULE "C"

ITEM 6 LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

Tab		Document Name or Information		Date Filed
1	(a)	Incorporation Documents		
		(i)	Canada	Certificate of Incorporation dated July 4, 2006
1	(b)	Extra-provincial Registration		
		(i)	BC	July 21, 2006
		(ii)	Newfoundland	August17, 2006
		(iii)	Nunavut	September 12, 2006
1	(c)	Annual Reports		
		(i)	Canada	N/A
		(ii)	BC	N/A
		(iii)	Newfoundland	N/A
		(iv)	Nunavut	N/A
1	(d)	Notices Filed with Registrar of Companies		
		(i)	Canada	July 4, 2006
				December 8, 2006
		(ii)	BC	December 8, 2006
		(iii)	Newfoundland	January 9, 2007
		(iv)	Nunavut	January 31, 2007
	(e)	Special Resolution		
		(i)	Canada	N/A
		(ii)	BC	N/A

(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. **Materials filed with the Securities Commissions of British Columbia, Alberta and Quebec (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), and the Securities Act (Quebec), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101":**

Tab		Document Name or Information	Date Filed
	(a)	Annual Report consisting of:	
2		(i) Audited annual financial statements and auditors' report thereon and	January 29, 2007 for year ended September 30, 2006
2		(ii) Management's Discussion and Analysis	January 29, 2007 for year ended September 30, 2006
	(b)	Annual Information Form (not mandatory and not filed)	N/A
2	(c)	Annual CEO and CFO Officer Certifications under MI 52-109	January 29, 2007 for year ended September 30, 2006
3		Quarterly Interim Financial Statements and Management's Discussion and Analysis	
	(d)	(i) 1st Quarter	March 1, 2007 for the 1st quarter ended December 31, 2006
		(ii) 2nd Quarter	May 30, 2007 for the 2nd quarter ended March 31, 2007
3	(e)	Interim CEO and CFO Officer Certifications under MI 52-109	
		(i) 1st Quarter	March 1, 2007 for the 1st quarter ended December 31, 2006
		(ii) 2nd Quarter	May 30, 2007 for the 2nd quarter ended March 31, 2007
4	(f)	News Releases	December 11, 2006 December 15, 2006 December 22, 2006 January 22, 2007 February 12, 2007 February 28, 2007 March 1, 2007 March 2, 2007 March 26, 2007 May 22, 2007 June 19, 2007

4	(g)	Form 51-102F3, Material Change Report	December 15, 2006 December 22, 2006 March 8, 2007
5	(h)	Notice of Meeting and Record Dates of shareholders' meeting	January 24, 2007
5	(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	March 1, 2007
6	(j)	Form 45-106F1, Report of Exempt Distribution	September 7, 2006
	(k)	Notice of Change in Year End by more than 14 Days	N/A
7	(l)	Notice of Change in Corporate Structure	December 15, 2006
	(m)	Notice of Change of Auditors	N/A
	(n)	Business Acquisition Report under NI 51-102	N/A
1	(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	December 15, 2006 (Plan of Arrangement)
	(p)	Notice of Change of Status Report	N/A
	(q)	Filing of documents Affecting the Rights of Securityholders including:	
1		(a) material changes to charter documents	December 15, 2006 (Plan of Arrangement)
		(b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
		(c) any securityholder rights plans or similar plans	N/A
8		(d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	December 14, 2006 (By-Law #1)
9 10		(e) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has	December 14, 2006 (Third Amended & Restated Arrangement Agreement between Rubicon, Paragon, Copperco and Africo) December 8, 2006 (Asset Transfer and Assignment Agreement between Rubicon Minerals Corporation and the Company)

10		reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	The following contracts regarding the following properties were filed on December 15, 2006: Falconbridge/Seal Bay Al Keats/Kevin Keats - Harpoon Property Tom Gosine Ventures Inc./Alex Turpin - Appleton Property A.S.K. Prospecting/Krinor Resources Inc. - Linear Property A.S.K. Prospecting - Lake Douglas East A.S.K. Prospecting - Lake Douglas West Tom Lush - Lush Robert Stares/Sandy Stares - Stares Property Crosshair Exploration - Golden Promise International Lima - Victoria Lake Allan Keats/Kevin Keats/Peter Dimmell - JBP Property William Mercer - Golden Promise Altius - South Tally Pond Keats - Victor Lake 10188M
	(r)	Prospectus	N/A
	(s)	Amendment to Prospectus	N/A
	(t)	Takeover Bid Circular	N/A
	(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
	(v)	Issuer Bid Circular	N/A
	(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
	(x)	Initial Acquisition Report	N/A
	(y)	Subsequent Acquisition Reports	N/A
11	(z)	Technical Reports	December 21, 2006 (JBP Linear Property) December 21, 2006

(Golden Promise Property)

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

Tab		Document Name or Information	Date Filed
	(a)	Exchange Filing Statement	N/A
	(b)	Annual Report consisting of:	
2		(i) Audited annual financial statements and auditors' report thereon and	January 29, 2007 for financial year ended September 30, 2006
2		(ii) Management's Discussion and Analysis	January 29, 2007 for financial year ended September 30, 2006
	(c)	Annual Information Form (not mandatory and not filed)	N/A
3	(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	
		(i) First Quarter	March 1, 2007 for first quarter ended December 31, 2006
		(ii) Second Quarter	May 30, 2007 for second quarter ended March 31, 2007
4	(e)	News Releases	December 11, 2006 December 15, 2006 December 22, 2006 January 22, 2007 February 12, 2007 February 28, 2007 March 1, 2007 March 2, 2007 March 26, 2007 May 22, 2007 June 19, 2007
4	(f)	Form 51-102F3, Material Change Report	December 15, 2006 December 22, 2006 March 8, 2007
5	(g)	Notice of Meeting and Record Dates of shareholders' meeting	January 24, 2007
	(hb)	Notice of shareholders' meeting, Proxy and Information Circular	March 1, 2007
	(i)	Prospectus	N/A
	(j)	Amendment to Prospectus	N/A
	(k)	Takeover Bid Circular	N/A

	(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
	(m)	Issuer Bid Circular	N/A
	(n)	Notice of Change or Variation to Issuer Bid Circular	
	(o)	Initial Acquisition Report	N/A
	(p)	Subsequent Acquisition Reports	N/A
	(q)	Notice of Intention to Sell by a Control Person	N/A
	(r)	Notice of Dividends	N/A
12	(s)	Exchange Bulletins announcing certain transactions:	December 14, 2006 (New Listing - Shares)
		(i) Promotional Investor Relations and Market-Making Activities	
		(ii) Dividend/Distribution Declaration	
		(iii) Private Placement	
		(iv) Warrant Amendments	
		(v) Shares for Debt	
		(vi) Short Form Offering	
		(vii) Acquisitions/Dispositions	
		(viii) Notice of Intention to Make a Normal Course Issuer Bid	
		(ix) Name Change without Consolidation or Split	
		(x) Name Change and Consolidation/Split	
13		Listing Application	December 20, 2006

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta and Quebec and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

Tab		Document Name or Information	Date Filed
2	(a)	Annual Report consisting of:	
		(i) Audited annual financial statements and auditors' report thereon and	January 29, 2007 for financial year ended September 30, 2006
		(ii) Management's Discussion and Analysis	January 29, 2007 for financial year ended September 30, 2006

3	(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	
		(i) 1st Quarter	March 1, 2007 for first quarter ended December 31, 2006
		(ii) 2nd Quarter	May 30, 2007 for second quarter ended March 31, 2007
5	(c)	Notice of shareholders' meeting, Proxy and Information Circular	March 1, 2007
	(d)	Prospectus	N/A
	(e)	Amendment to Prospectus	N/A
	(f)	Issuer Bid Circular	N/A
	(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006

AN AGREEMENT

DATED AS OF MARCH 1, 1996

BETWEEN

RUBICON MANAGEMENT LTD.

AND

FALCONBRIDGE LIMITED

(Seal Bay Property)

FL951 SEAL

To an Agreement made as of March 1, 1996 between Rubicon Management Ltd. and Falconbridge Limited.

FL951 SEAL

THIS AGREEMENT is made as of March 1, 1996.

B E T W E E N:

FALCONBRIDGE LIMITED
a corporation amalgamated
under the laws of the Province of Ontario

("Falconbridge")

OF THE FIRST PART

- A N D -

RUBICON MANAGEMENT LTD.
a corporation existing under the
laws of the Province of British Columbia

("Rubicon")

OF THE SECOND PART

WHEREAS Falconbridge is the beneficial and registered or recorded owner of the claims comprising the Seal Bay property (the "**Property**"), located in the Robert's arm area, Green Bay division, Province of Newfoundland and Labrador, and as set out in Schedule "A";

NOW THEREFORE THIS AGREEMENT WITNESSETH that for valuable consideration, the parties mutually covenant and agree as follows:

1. DEFINITIONS

In this Agreement the following terms have the meanings set out below.

(a) "**Act**" means the *Minerals Act* (Newfoundland).

(b) **"Agreement"** means this Agreement, including the recitals and the Schedules all as amended, supplemented or restated from time to time.

(c) **"Commercial Production"** means, and is deemed to have been achieved, when the concentrator processing ores from the Property for other than testing purposes has operated for thirty (30) days in any forty (40) consecutive day period at not less than sixty per cent (60%) of design capacity or, in the event a concentrator is not erected on the Property, when ores from the Property have been produced for a period of thirty (30) consecutive production days at not less than sixty per cent (60%) of the mining rate specified in a feasibility study recommending placing the Property in Commercial Production.

(d) **"Joint Venture"** is defined in paragraph 7(a).

(e) **"Mining Operations"** means every kind of work done on or in respect of the Property or the products derived therefrom by or under the direction of the Operator. Mining Operations include the work of assessment, geophysical, geochemical and geological surveys, studies and mapping, assaying and metallurgical testing, investigating, drilling, designing, examining, equipping, improving, surveying, shaft-sinking, raising, crosscutting and drifting, searching for, digging, trucking, sampling, working and procuring minerals, ores and concentrates, bringing any mining claims to lease, reclamation and in doing all other work usually considered to be prospecting, exploration, development and mining work; in paying

wages and salaries of persons engaged in such work and in supplying food, lodging, transportation and other reasonable needs of such persons; in paying insurance premiums and assessments or premiums for workers' compensation insurance, contributions for unemployment insurance or other pay allowances or benefits customarily paid in the district to such persons; in paying rentals, license renewal fees, taxes and other governmental charges required to keep the Property in good standing; in purchasing or renting plant, buildings, machinery, tools, appliances, equipment or supplies and in installing, erecting, detaching and removing the same or any of them; and in the management of any work which may be done on the Property or in any other respects necessary in the opinion of the Operator for the due carrying out of such prospecting, exploration, development and mining work.

(f) "**Net Smelter Returns**" means the actual proceeds received from all smelters, mills, refineries, mints and other purchasers for the sale of all minerals, metals and concentrates extracted or derived from the Property, after deducting therefrom all charges and penalties for smelting, milling, refining and minting including the cost of transportation (to any smelter mill or refinery and thereafter to a mint or other purchaser), insurance premiums, sampling and assaying charges incurred after such minerals, metals and concentrates have left the Property and all appropriate refinery and, if applicable, mint charges.

(g) "**NSR Royalty**" is defined in paragraph 8(a).

(h) "**Operator**" is Rubicon during the Option Period, Falconbridge, if it makes the election under paragraph 5, and thereafter is defined in paragraphs 5(a) and (b) of Schedule "C".

(i) "**Option**" is defined in paragraph 3(a).

(j) "**Option Period**" is defined in paragraph 3(a).

(k) "**Party**" means the parties to this Agreement and their respective successors and permitted assigns which become parties pursuant to this Agreement.

(l) "**Property**" is defined in the first recital.

2. REPRESENTATIONS AND WARRANTIES

(a) Falconbridge represents and warrants to Rubicon that:

(i) Falconbridge is a validly subsisting corporation under the *Business Corporations Act* (Ontario);

(ii) Falconbridge has full corporate power, authority and capacity to enter into this Agreement and to carry out the transactions contemplated hereby;

(iii) Falconbridge is the recorded and beneficial owner of the Property, and the Property is in good standing under the laws of Newfoundland and will remain so until at least June 1, 1996;

(iv) Falconbridge's interest is free and clear of all liens, charges, and encumbrances, and no taxes are due for the Property;

(v) Falconbridge is not aware of any reason that the Property is not duly and validly located and recorded pursuant to the Act;

(vi) there are no outstanding or, to the best of Falconbridge's information, knowledge and belief, threatened, contemplated or pending actions, claims or suits, which would or could affect the ownership or value of the Property; and

(vii) there are no outstanding agreements or options to acquire or purchase the Property or any portion thereof or interest therein and no person has any royalty or other interest whatsoever in production or profits from the Property or any portion thereof.

(b) Rubicon represents and warrants to Falconbridge that Rubicon is a validly subsisting corporation under the laws of British Columbia, and has full corporate power, authority and capacity to enter into this Agreement and has been duly authorized to enter into this Agreement.

(c) The representations and warranties set out in this paragraph 2 have been relied on by the Parties in entering into this Agreement.

3. <u>GRANT OF OPTION</u>

(a) Falconbridge hereby grants to Rubicon the exclusive right and option (the "**Option**") to earn an undivided sixty-five percent (65%) right, title and interest in and to the Property. The Option may be exercised in accordance with paragraphs 4 and 5. Falconbridge

hereby grants to Rubicon the exclusive right during the period prior to the exercising of the Option (the "**Option Period**") to enter upon the Property, to conduct Mining Operations on the Property and to have quiet possession thereof. Rubicon shall conduct all Mining Operations in compliance with all applicable statutes, regulations, by-laws, laws, orders and judgments and all applicable directives, rules, consents, permits, orders, guidelines, approvals and policies of any governmental authority.

(b) During the Option Period Rubicon shall, at its expense, maintain the Property in good standing by the payment of taxes, assessments and other similar costs and by doing all other acts and things that may be necessary in that regard. Rubicon shall cause to be paid all workers and other wage earners employed by it or its contractors on the Property or part thereof, and for all materials purchased in connection therewith, and will keep the Property free from liens, charges, encumbrances and other claims of third parties with respect thereto. If a lien, charge, encumbrance or other claim of a third party is recorded against title to the Property, Rubicon will, on such fact being disclosed to Rubicon, promptly take proceedings to have such lien, charge, encumbrance or other claim of a third party removed.

(c) Falconbridge shall provide to Rubicon such documents as are necessary under the Act, if any, to permit Rubicon to comply with its maintenance obligations under paragraph 3(b). This paragraph 3(c), however, shall not be interpreted so as to require Falconbridge to carry out any work, or to otherwise make any payments, in respect of the Property.

4. EXPENDITURES TO MAINTAIN OPTION

In order to maintain in force the Option, Rubicon must make expenditures in respect of Mining Operations:

(a) in the amount of at least Fifty Thousand Dollars ($50,000.00) on or before March 1, 1997;

(b) aggregating at least Two Hundred and Fifty Thousand Dollars ($250,000.00) on or before March 1, 1998;

(c) aggregating at least Four Hundred and Fifty Thousand Dollars ($450,000.00) on or before March 1, 1999; and

(d) aggregating at least Seven Hundred Thousand Dollars ($700,000.00) on or before March 1, 2000.

Rubicon may allow the Option to lapse by failing to make the expenditures referred to in paragraphs 4(a), (b), (c) or (d), in which event the Option shall terminate on the day following the due date of such work.

5. EXERCISE OF OPTION GRANTED IN THE PROPERTY

If, on or before March 1, 2000, Rubicon has made the expenditures referred to in paragraph 4, Rubicon may, on or before April 1, 2000, exercise the Option by giving written notice to Falconbridge, together with a statement of account certified by a senior operating officer of Rubicon confirming the amount of such expenditures. In such event Rubicon shall become the owner of a sixty-five percent (65%) undivided interest in all or such part of the Property as Rubicon may elect. If Rubicon gives such notice to Falconbridge, Falconbridge may elect in writing (within ninety (90) days of receipt of such notice from Rubicon) to make expenditures in respect of Mining

Operations in the amount of at least Three Hundred Thousand Dollars ($300,000.00) within one (1) year of receipt of such notice from Rubicon. If Falconbridge makes such expenditures upon providing Rubicon with a statement of account certified by a senior operating officer of Falconbridge confirming the amount of such expenditures, Falconbridge shall automatically become the owner of an additional fourteen percent (14%) undivided interest in the Property in which case Rubicon shall have a fifty-one percent (51%) undivided interest in all or such part of the Property as Rubicon elected and Falconbridge shall have the remaining undivided interest in the Property. Upon completion of the above actions, Falconbridge shall deliver a transfer to Rubicon, in proper registrable form, transferring the interest in the Property (or in such part of the Property as Rubicon elected) to which Rubicon is entitled in accordance with this paragraph 5.

6. OBLIGATIONS OF RUBICON

(a) Within forty-five (45) days of executing this Agreement Rubicon shall post and shall maintain in force a reclamation bond, or otherwise provide security in the form of a letter of credit acceptable to Falconbridge, in Falconbridge's discretion in the amounts and during the times set out below in respect of the Property and in respect of the Property (as that term is defined in the agreement of even date between the Parties relating to the West Cleary claims:

(1) Five Thousand Dollars ($5,000) between the date that Mining Operations commence and March 2, 1997;

(2) Twenty-Five Thousand Dollars ($25,000) between March 1, 1997 and March 2, 1998;

(3) Forty-Five Thousand Dollars ($45,000) between March 1, 1998 and March 2, 1999; and

(4) Seventy Thousand Dollars ($70,000) between March 1, 1999 and March 2, 2000.

Notwithstanding the foregoing in this paragraph 6(a), if Rubicon accelerates, or intends to accelerate, the expenditures referred to in paragraph 4, Rubicon shall ensure that such bond or letter of credit maintained during a period between March 1st and the applicable March 2nd shall be no less than 10% of the aggregate of all expenditures on Mining Operation which are expected to be made between the date of this Agreement and such March 2nd. Any of the amounts referred to in this section may be reduced by the amount of any bond held by the Newfoundland government with respect to rehabilitation of the Property.

Notwithstanding all of the foregoing in this paragraph 6(a), Rubicon shall ensure that any such bond or letter of credit shall remain valid for at least one hundred and twenty (120) days following the completion of all Mining Operations by Rubicon.

In no event shall reclamation work or Rubicon's obligations therewith be limited by the amount of such bond or letter of credit.

(b) When planning Mining Operations on the Property and/or the Property (as that term is defined in the agreement of even date between the Parties relating to the West Cleary claims), Rubicon shall take into account the cost of all reclamation work which will

result from advanced exploration work (as that term is defined in *the Mining Act* (Ontario)), or other significant surface disturbances, but not including drilling or trenching. Rubicon shall advise Falconbridge in this respect and shall, if Falconbridge reasonably requests, increase the amount of the bond or letter of credit by the amount Falconbridge reasonably requests.

(c) If Rubicon does not exercise the Option, the Option shall terminate immediately and Rubicon shall surrender the Property to Falconbridge in accordance with paragraph 6(e). Rubicon shall, prior to the surrender of the Property, ensure that the Property is in at least the same state concerning environmental and hazardous conditions as the Property was on the date of this Agreement.

(d) Within six (6) months of termination of the Option, Rubicon shall remove all plant, buildings, machinery, tools, appliances, equipment and supplies that Rubicon erected on, or brought onto, the Property. If Rubicon fails to so remove such assets within such six (6) month period, Falconbridge may effect such removal and charge the cost thereof to Rubicon, which Rubicon shall pay within 30 days. If Falconbridge does not effect the removal of any such asset, such asset shall automatically become the exclusive property of Falconbridge.

(e) Attached as Schedule "D" is Falconbridge's environmental checklist relating to the Property. Rubicon shall promptly inform Falconbridge of any circumstances which indicate that such checklist should be amended to be accurate as at the date of this Agreement.

Within thirty (30) days of completing Mining Operations on the Property, Rubicon shall deliver to Falconbridge a completed checklist in the form set out in Schedule "E". In delivering such checklist, Rubicon shall be deemed to represent and warrant that all the information contained in such checklist is true. Falconbridge shall then have ninety (90) days to review such checklist, inspect the Property and report any failure of Rubicon to comply with paragraph 6(c) (although such representations and warranties shall survive any such reporting). Rubicon shall promptly take all acts necessary to comply with paragraph 6(c).

(f) Upon termination of the Option, Rubicon shall ensure that the Property remains in good standing throughout the one hundred and eighty (180) day period following such termination.

7. THE JOINT VENTURE

(a) If Rubicon exercises the Option and acquires a sixty-five percent (65%) interest in the Property or, if later, Falconbridge reacquires a fourteen percent (14%) interest in the Property, then as and from such time the Parties shall be deemed to have formed an exploration joint venture with respect to the Property (the "**Joint Venture**") in accordance with the terms set out in Schedule "C".

(b) On the date the Joint Venture is deemed to have been formed, the Parties shall be deemed to have made the following initial expenditures, as the case may be, depending on whether Falconbridge carried out work in accordance with paragraph 5, as follows:

		Rubicon	Falconbridge	Total
(i)	Deemed expenditures:	$700,000	$376,923	$1,076,923
	Interest	65%	35%	100%; or

		Rubicon	Falconbridge	Total
(ii)	Deemed expenditures:	$700,000	$672,549	$1,372,549
	Interest	51%	49%	100%

(c) The percentage undivided interest of each of the Parties in the Property shall at all times correspond with and represent its percentage undivided interest in the Joint Venture and vice-versa.

(d) The percentage undivided interest of each of the Parties in the Property and the Joint Venture at any time and from time to time shall be determined in accordance with the following formula:

$$\text{Party's percentage interest} = \frac{\text{Deemed expenditures of the Party plus the Party's contribution to all expenditures after formation of the Joint Venture}}{\text{Deemed expenditures of both Parties plus contributions of both Parties to expenditures after formation of the Joint Venture}} \times 100$$

(e) If either Party's undivided interest in the Property and its Joint Venture interest is reduced to fifteen percent (15%) or less, that Party's interest in the Property and the Joint Venture shall be automatically extinguished and converted to a NSR Royalty interest, in accordance with paragraph 8.

(f) Immediately upon the formation of the Joint Venture sections 3, 4, 5, 6, 9, 11 and 12 shall cease to have effect.

8. PRODUCTION ROYALTY INTEREST

(a) If a Party becomes the owner of a one-hundred percent (100%) interest in the Property, that Party shall grant and pay to the other Party, if and when the Property or any part thereof is put into Commercial Production, a two percent (2%) Net Smelter Returns royalty derived from Mining Operations conducted on the Property (**"NSR Royalty"**). The NSR Royalty interest shall run with the land.

(b) Within ninety (90) days following the end of each fiscal year of the Operator, commencing with the year in which the Property is brought into Commercial Production, the Operator shall deliver to the other Party a statement of the Net Smelter Returns for such fiscal year, duly certified by an independent chartered accountant appointed by the Operator for such purpose, together with payment of the other Party's NSR Royalty, if any, determined as aforesaid.

(c) If any portion of the minerals, metals or concentrates extracted or derived from the Property are sold to a purchaser owned or controlled by the Operator or treated by a smelter owned or controlled by the Operator, the actual proceeds received shall be deemed to be an amount equal to what would be obtained from a purchaser or a smelter not so owned or controlled in respect of minerals, metals or concentrates, as applicable, of like quality and quantity.

(d) The Operator will not transfer or encumber any part of the Property except to a person (including a bank or other financing party) that acknowledges the NSR Royalty obligation, and acknowledges that

the NSR Royalty obligation ranks in priority to any mortgage, lien or other encumbrance against the Property.

9. **DEFAULT**

Notwithstanding anything in this Agreement to the contrary, if Rubicon is in default of any obligation under sections 4 or 6(a), Falconbridge may give written notice to Rubicon, specifying the default. This Agreement shall automatically terminate if on the expiry of forty-five (45) days following receipt by Rubicon of such notice, Rubicon has failed to cure the default.

10. **CONFIDENTIALITY**

All data and information provided to or received by the Parties with respect to the Property shall be treated as, and kept, confidential by the Parties neither of which shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission having jurisdiction or the disclosure is consented to by the other Party, such consent not to be unreasonably withheld or delayed. Where disclosure is required by law or such rules or policies, the disclosing Party shall provide a copy of the information to be disclosed to the other Party in advance of disclosure for such other Party's review and consent, such consent not to be unreasonably withheld or delayed.

11. **REPORTS**

Rubicon will, in a timely manner, provide Falconbridge with copies of all relevant data and reports, including drill logs/assays and related plans, on a confidential basis, for any Mining Operations Rubicon conducts on the Property. During the Option Period, Rubicon shall provide Falconbridge with an outline of proposed work prior to the commencement of each year's work program. Within

ninety (90) days of the end of the year's work program, Rubicon shall also deliver to Falconbridge an annual report which includes copies of all assessment work filed with respect to the Property.

12. **ACCESS**

Falconbridge shall have access to the Property at all reasonable times to examine any work being carried on by Rubicon provided that such access shall not interfere with or impair Rubicon's work and such access is at Falconbridge's own risk and expense.

13. **INDEMNITIES**

In respect of Mining Operations carried out during the Option Period, Rubicon shall indemnify and save Falconbridge harmless from and against all suits and other proceedings, claims, demands, damages, liabilities, losses, costs and expenses (including lawyers' fees and disbursements) which Falconbridge may suffer or incur by reason of any act or omission of Rubicon (including its shareholders, directors, officers, employees, agents, contractors and representatives).

14. **FURTHER ASSURANCES**

If either Party becomes the owner of a one-hundred percent (100%) interest in the Property, the other Party may record against title to the Property or any part thereof a memorandum of agreement or caution evidencing its right to and protecting the NSR Royalty granted herein. The Parties shall execute such documents as are necessary to effect the foregoing.

15. AREA OF INTEREST

The boundary of the area of interest surrounding the Property is set out in Schedule "B". Either Party may stake or locate a claim within the area of interest. The Party so staking or locating such a claim shall deliver notice to the other Party within thirty (30) days of such staking or locating stating the position of such claim, the reason for staking or locating such claim and the costs of staking or locating such claim. The Party receiving such notice may add such claim to the Property by, within thirty-one (31) days of receipt of such notice, delivering to the other Party its own notice indicating that such claim is to be added to the Property, together with a cheque for the Party's share of the costs of staking or locating such claim. Falconbridge's share of such costs shall be thirty-five percent (35%) except that if Falconbridge is carrying out work to become the owner of an additional fourteen percent (14%) undivided interest in the Property, Falconbridge's share of such costs shall be forty-nine percent (49%). If a Party fails to deliver such notice and cheque to the other Party within such thirty-one (31) day period, the claim which was the subject of the original notice under this section 15 shall not form part of the Property and shall no longer be subject to this Agreement. Each claim so staked or located within the area of interest will be independently subject to the right of the other Party to add such claim to the Property, even though more than one claim may be staked or located within the area of interest at the same time.

16. EXTENDED MEANINGS

Unless otherwise specified, words importing the singular include the plural and vice versa. The term "including" means "including, without limitation," and the terms "include" and "includes" have similar meanings.

17. GOVERNING LAW

This Agreement is governed by and is to be construed and interpreted in accordance with the laws of Ontario and the laws of Canada applicable in Ontario.

18. ASSIGNMENT AND BENEFIT OF AGREEMENT

Neither party may assign this Agreement or any rights hereunder or in the Property without the prior written consent of the other Party except that either Party may assign this Agreement to an affiliate as defined in the Business Corporations Act (Ontario) by delivering notice to that effect to the other Party. Any such assignment to an affiliate shall not release the assigning Party from any liability under this Agreement. This Agreement enures to the benefits of and binds the Parties and their respective successors and permitted assigns.

19. WAIVERS

No waiver of any term of this Agreement by a Party is binding unless such waiver is in writing and signed by the Party entitled to grant such waiver. No failure to exercise, and no delay in exercising, any right or remedy, under this Agreement shall be deemed to be a waiver of that right or remedy. No waiver of any breach of any term of this Agreement shall be deemed to be a waiver of any subsequent breach of that term.

20. SEVERABILITY

If any term of this Agreement is or becomes illegal, invalid or unenforceable, that term shall not affect the legality, validity or enforceability of the remaining terms of this Agreement.

21. **ENTIRE AGREEMENT**

This Agreement constitutes the entire agreement between the parties with respect to the subject matter and supersedes all prior agreements, negotiations, discussions, undertakings, representations, warranties and understandings, whether written or verbal, including the letters of J. Garfield MacVeigh addressed to Damien Duff and dated July 18, 1995 and September 25, 1995.

22. **STATUTORY REFERENCES**

Each reference to a statute in this Agreement is deemed to be a reference to that statute, and to the regulations made under that statute, as amended or re-enacted from time to time.

23. **TIME**

For every term in this Agreement, time is of the essence.

24. **HEADINGS**

The division of this Agreement into paragraphs and the insertion of headings are for convenience of reference only and are not to affect the construction or interpretation of this Agreement.

25. **FORCE MAJEURE**

Notwithstanding any term in this Agreement, if a Party is at any time delayed from carrying out any action under this Agreement due to circumstances beyond the reasonable control of such Party (excluding lack of funds), acting diligently, the period of any such delay shall be excluded in computing, and shall extend the time within such Party may exercise its rights and/or perform its obligations under this

Agreement. A Party relying on this paragraph 25 shall promptly deliver to the other Party notice of the event giving rise to the application of this paragraph and a second notice stating the date on which the application of this paragraph 25 ceased.

26. NOTICE

Unless otherwise provided herein, any notice or other communication to either Party under this Agreement must be given in writing and delivered personally, sent by overnight courier or prepaid registered mail or transmitted by fax, addressed as follows:

If to Falconbridge:

Falconbridge Limited
Suite 1200
95 Wellington Street West
Toronto, Ontario
M5J 2V4
Attention: Secretary
Fax: (416) 956-5757

with a copy to:

Falconbridge Limited
8 Rue Doyon, C.P. 1056
Rouyn-Noranda, Québec
J9X 5C8
Attention: Senior Geologist
Fax: (819) 797-6994

If to Rubicon:

Rubicon Management Ltd.
119 53rd Street
Delta, British Columbia
V4M 3B3
Attention: President
Fax: (604) 990-0457

or to such other address, fax number or contact person as a Party may designate for itself. Any notice or other communication which is delivered personally is deemed to be given on the date of delivery, which is sent by overnight courier is deemed to be given on the next business day, which is sent by registered mail is deemed to be given on the fifth business day following mailing, and which is transmitted by fax is deemed to be given on the date of transmission.

The Parties have duly executed this Agreement.

FALCONBRIDGE LIMITED

Authorized Signing Representative

Authorized Signing Representative

RUBICON MANAGEMENT LTD.

Authorized Signing Representative

Authorized Signing Representative

SCHEDULE "A"

To an Agreement made as of March 1, 1996 between Rubicon Management Ltd. and Falconbridge Limited situated in Robert's Arm Township, Green Bay Division, Province of Newfoundland.

Robert's Arm Township

Record No.	Record Date	Expiry Date	Area (hectares)
CB 4678	December 11, 1986	December 11, 1996	960.00
CB 5876	December 11, 1986	December 11, 1996	96.00
CB 7619	January 2, 1990	January 2, 1997	144.00

SCHEDULE "A"

To an Agreement made as of March 1, 1996 between Rubicon Management Ltd. and Falconbridge Limited situated in Robert's Arm Township, Green Bay Division, Province of Newfoundland.

Robert's Arm Township

Record No.	Record Date	Expiry Date	Area (hectares)
CB 4678	December 11, 1986	December 11, 1996	960.00
CB 5876	December 11, 1986	December 11, 1996	96.00
CB 7619	January 2, 1990	January 2, 1997	144.00

SCHEDULE "B"

n agreement made this 1st day of March, 1996 betwe Rubicon Minerals Corporation and Falconbridge Limited situated in Robert's Arm Township, Green Bay Division, Province of Newfoundland.



FALCONBRIDGE
area of interest

SCHEDULE "C"

To an Agreement made as of March 1, 1996 between Rubicon Management Ltd. and Falconbridge Limited.

JOINT VENTURE TERMS AND CONDITIONS

All capitalized terms used in this Schedule and not defined herein shall have the respective meanings ascribed to them in the agreement dated March 1, 1996 between Falconbridge Limited and Rubicon Management Ltd., and the Joint Venture referred to in paragraph 7 of the Agreement shall be on and subject to the terms contained in the Agreement and as follows:

1. Relationship of Parties

The association of the Parties in the Joint Venture shall not be, and shall not be construed to be, a partnership relationship, an agency relationship or a fiduciary relationship. Except as otherwise expressly provided herein, the rights, privileges, powers, duties, liabilities and obligations of each of the Parties as joint venturers shall be separate and not joint or joint and several.

2. (a) The Parties shall own and share all minerals, ores, concentrates and other products derived from the Property in the proportion of their respective percentage interests in the Joint Venture (the "**Joint Venture Interest**").

(b) Any grant or other form of governmental financial assistance received by a Party with respect to Mining Operations shall be shared by the Parties in the proportion of their Joint Venture Interests at the time that such grant or financial assistance is received.

3. A Party may not obtain partition of the Property or any other assets of the Joint Venture (collectively, the "**Joint Venture Assets**") or any interest therein whether by way of physical partition, sale or otherwise and no statute providing for partition or partition and sale shall apply to the Property or any other Joint Venture Assets.

4. Each Party may engage in and receive the full benefit of any activity outside the scope of the Joint Venture without consulting with or accounting to the other Party or permitting the other Party to participate therein.

5. Operator

(a) Subject to the terms of this Agreement, Rubicon shall be the Operator commencing on the date on which the Joint Venture is formed.

(b) If the Operator's Joint Venture Interest falls below fifty percent (50%), the other Party shall automatically become the Operator.

(c) The Operator shall:

(i) manage the Joint Venture in accordance with good mining practices and in accordance with the terms of this Agreement;

(ii) keep the Property in good standing and pay all taxes, assessments and other charges lawfully levied or assessed against the Property, provided that the Operator shall be under no obligation to pay such taxes, assessments or other charges as long as they are being contested in good faith and the non-payment thereof does not adversely affect the Property;

(iii) maintain and keep the Joint Venture Assets or cause the Joint Venture Assets to be maintained and kept in good operating condition and repair in accordance with good mining practices;

(iv) comply with all applicable statutes, regulations, by-laws, laws, orders and judgments and all applicable directives, rules, consents, permits, orders, guidelines, approvals and policies of any governmental authority;

(v) obtain and maintain such types and levels of property and liability insurance coverage with respect to the Joint Venture as the Operator shall consider necessary from time to time; and include in such coverage the non-Operator as a named insured to the extent of the non-Operator's undivided interest in the Joint Venture from time to time;

(vi) advise the non-Operator of any accident or occurrence resulting in any damage to or destruction of any property or harm or injury to any person;

(v) require all contractors and subcontractors dealing with the Joint Venture to take out and maintain such types and levels of property and liability insurance coverage as the Operator shall consider necessary or advisable from time to time and include in such coverage the non-Operator as a named insured, require all contractors and subcontractors dealing with the Joint Venture to comply with the requirements of all applicable unemployment insurance and workers' compensation legislation;

(vi) keep adequate data, information and records of its management of the Joint Venture and of the accounts which reflect all financial aspects of the Joint Venture (the "**Joint Venture Accounts**");

(vii) provide the non-Operator with annual reports on its management of the Joint Venture, including an accounting of all expenditures incurred by the Operator and the non-Operator during such year within sixty (60) days of the end of such year;

(viii) permit the non-Operator, at all reasonable times and at the non-Operator's sole risk, access to the Property for the purposes of inspecting and observing the Mining Operations and all data pertaining thereto;

(ix) permit the non-Operator, at all reasonable times, access to the Operator's books and records, including the Joint Venture Accounts, relating to the Joint Venture; and

(x) be entitled to an overhead allowance or charge equal to ten percent (10%) of all other expenditures incurred pursuant to such program, provided, however, that upon the commencement of Commercial Production such allowance or charge shall be determined by the Committee considering normal industry standards and practices and on the basis that the Operator shall neither procure a profit nor suffer a loss as a result of the performance of its duties as Operator. Such allowance or charge shall be included in all budgets.

(d) At the request of the Operator, the Parties shall promptly execute all documents and take all other actions required to make (and file, if necessary) the election provided for in section 273 of the *Excise Tax Act* (Canada), with a view to authorizing the Operator to pay, from

time to time, on behalf of the other Party, all taxes which relate to the Joint Venture and which may become due and payable under part IX of the *Excise Tax Act* (Canada). This paragraph 6(d) shall apply *mutatis mutandis* in respect of any similar applicable provincial legislation.

(e) In accordance with the directions from the Committee, the Operator may, acting reasonably, establish and administer a contingency fund to be used by the Operator to satisfy legal obligations of the Parties respecting a mine maintenance plan or mine closure plan, including obligations for severance pay, pensions, rehabilitation and reclamation work. Each Party shall contribute its proportionate share of such fund based on such Party's Joint Venture Interest at the date of each contribution. The Operator shall prudently invest any unused portion of such fund and all income thereon shall accrue in such fund. If the Operator determines that such fund is not longer necessary, the Operator shall pay out the entirety of such fund in proportion to each Party's contribution thereto.

6. (a) The Operator shall have all rights necessary to manage the Joint Venture including the right to enter upon the Property and conduct Mining Operations thereon.

(b) The Operator shall not take any of the following actions without obtaining the prior written approval of the non-Operator:

(i) create or permit to exist any lien, charge, encumbrance or any other claim of a third party upon the interest of either Party in the Property or the Joint Venture, or any part thereof;

(ii) subject to paragraph 6(c) of this Schedule "C" abandon, sell or otherwise dispose of the Property or any part thereof; and

(iii) settle any suit, claim or demand with respect to the Joint Venture involving an amount in excess of Fifty Thousand Dollars ($50,000).

(c) The Operator may abandon any of the claims comprising the Property, if the Operator has given the non-Operator thirty (30) days' notice of the Operator's intention to so abandon such claims and the non-Operator has not given notice to the Operator, within thirty (30) days of receipt of the Operator's notice, electing to have such claims

transferred to the non-Operator. Should the non-Operator make such an election, however, the Operator shall execute any documentation necessary to transfer such claims to the non-Operator and the Operator shall ensure that such claims shall be in good standing for a period of at least one hundred and twenty (120) days from the date of the Operator's notice. Subsequent to such abandonment or transfer, the definition of Property shall exclude such claims and the Operator shall have no further obligations or responsibilities in respect of such claims, except for those obligations and responsibilities accruing prior to the date of such abandonment or transfer pursuant to this Agreement and by applicable laws existing as of the date of such abandonment or transfer.

7. The non-Operator shall indemnify and save harmless the Operator from and against all third party claims, in accordance with its Joint Venture Interest, unless such claims arose pursuant to the bad faith or willful misconduct of the Operator. The reduction or conversion to an NSR Royalty of a Party's Joint Venture Interest shall not relieve such Party from its share of third party claims arising out of Mining Operations prior to such reduction or conversion, whether such claims accrued before or after such reduction or conversion.

8. Any Joint Venture Assets that the Operator may acquire or lease from an affiliate, as that term is defined in the *Business Corporations Act* (Ontario) (an "**Affiliate**"), shall be acquired or leased at fair market value. The cost of all work which the Operator may subcontract to an Affiliate shall be equal to the fair market value of such work. Any Joint Venture Assets that the Operator may sell or dispose of to an Affiliate shall be sold or disposed of at fair market value. The Operator shall give the non-Operator written notice of any significant transaction with an Affiliate and the non-Operator may, at any time within twelve (12) months after it has received such notice, dispute whether such transaction was at fair market value.

9. (a) The Operator may from time to time sell or otherwise dispose of such part of the Joint Venture Assets as may not be required for Joint Venture operations. The proceeds from each such sale or disposition shall be paid to and divided among the Parties in the proportion to their then respective Joint Venture Interests.

(b) Any insurance moneys received in respect of any loss or damage to Joint Venture Assets shall, to the extent determined by the Operator, be applied towards the repair or replacement of the lost or damaged assets or constitute proceeds to be dealt with in accordance with paragraph 9(a) of this Schedule.

(c) If the Property or any part thereof is brought into Commercial Production, the Joint Venture Assets or any part thereof may be used for such other purposes and on such terms and conditions as the Operator may from time to time determine. The net proceeds, if any, from any such use shall constitute proceeds to be dealt with in accordance with paragraph 9(a) of this Schedule, and the proceeds received shall be deemed to be an amount equal to the fair market value for such use.

10. All costs and expenses, net of any insurance recoveries, incurred and paid by the Operator in settlement of any suit or other proceeding, claim, demand, damage, liability, loss, cost, expense or similar matter shall be and form part of the expenditures.

11. Programs and Budgets

The Operator shall not conduct any Mining Operations on the Property without providing to the non-Operator a draft work program. Each program shall cover a period of up to twelve (12) months or such longer period as the Parties may agree. Each program shall contain a reasonably itemized budget of the projected expenditures under the program. The non-Operator shall have sixty (60) days to provide comments on such draft program to the Operator.

12. (a) Subject to paragraph 12(c) of this Schedule, the non-Operator shall notify the Operator within sixty (60) days of receipt of the draft program of the non-Operator's decision as to whether it will participate in the program to the extent of its then Joint Venture Interest (but not to any lesser percentage). A failure to provide such notice shall be deemed to be an election not to participate in the program.

(b) If the non-Operator elects to participate in a program, it shall contribute its proportionate share of expenditures, based on its Joint Venture Interest, within sixty (60) days of receipt of the draft program or, in the alternative, the non-Operator may provide the Operator with an irrevocable letter of credit, in a form acceptable to the Operator, acting reasonably, in an amount equal to the non-Operator's proportionate share of expenditures, which the Operator may draw on at any time to cover such expenditures.

(c) If the non-Operator does not elect to participate in a program or, having so elected, fails to pay its share of expenditures in a timely manner, the non-Operator shall not have the right to participate further in such program, and:

(1) the Operator may contribute the non-Operator's share of the expenditures under the program; and

(2) the non-Operator's Joint Venture Interest in the Joint Venture shall be reduced and the Operator's Joint Venture Interest shall be increased in accordance with the formula contained in paragraph 7(d) of the Agreement.

(d) If the Operator does not submit a program and budget for Mining Operations involving expenditures of at least Fifty Thousand Dollars ($50,000) to the non-Operator within a period of at least twelve (12) months from the date of start of the last program, then the non-Operator may, notwithstanding paragraph 5(b) of this Schedule "C", become the Operator and propose a program for Mining Operations for an amount of not less than Fifty Thousand Dollars ($50,000).

(e) If the non-Operator does not elect to participate in a program and the Operator does not incur expenditures under the program at least equal to eighty percent (80%) of budget expenditures, the non-Operator shall not be diluted in accordance with subparagraph 7(d) of the Agreement, as long as the non-Operator provides, its proportionate share of the expenditures actually made by the Operator, within thirty (30) days of the Operator providing notice of such situation, which notice the Operator shall deliver to the non-Operator within thirty (30) days of the end of such program.

(f) Expenditures incurred by the Operator exceeding the proposed program by more than ten percent (10%) will not subject the non-Operator to dilution unless agreed to and approved in writing by the Parties.

(g) If, after completion of any program, the Operator is in possession of any moneys which, in its opinion, are not required for the discharge of obligations relating to such program, the Operator shall repay the non-Operator its share of such moneys.

13. Joint Technical Committee

(a) Composition. A joint technical committee (the "**Committee**") composed of one (1) representative of each Party shall be established on the formation of the Joint Venture.

(b) Representatives. Each Party shall, within fifteen (15) days of the establishment of the Committee, notify the other Party in writing of the name of its representative and alternate representative who may from time to time act in the absence of the representative. Each representative shall be authorized to bind the representative's respective principal at all meetings of the Committee. Each alternate representative shall be entitled to attend all Committee meetings but shall have no vote at such meetings except in the absence or disability of the representative for whom such alternate representative is the alternate. In addition, each Party may also bring to all meetings such technical and other advisors as either may deem appropriate. Each Party may, at any time and from time to time, change its representative or alternate representative by written notice given to the other Party. Such notice may be given at a meeting of the Committee and, in such event, shall be deemed to have been received by the other Party at the time when the meeting of the Committee has been duly constituted.

(c) Binding Decision. Except as otherwise provided in this Schedule, the Committee shall be empowered to make all decisions, which decisions shall be binding on each Party, in respect of the Venture.

(d) Convening Meetings. Meetings of the Committee shall be held at least once per year in Toronto, Ontario, Delta, British Columbia, or at such other times or place as otherwise agreed upon between the Parties. In addition, the Operator may convene a meeting at any other time it deems appropriate and shall do so upon the written request of a Party's representative on the Committee, within thirty (30) days of such request. Any such requests shall set forth the matter or matters to be considered at the meeting in question.

(e) Notice and Agenda. Notice of each meeting of the Committee shall be given to the other Party by the Operator not less than thirty (30) days prior to the date of the meeting and shall be accompanied by a proposed agenda and such supplemental information as the Operator or representative requesting the meeting deems necessary or as may be requested by the Parties. No notice of the meeting shall be necessary when both Parties are present and unanimously agree upon the meeting being held and the agenda for such meeting.

(f) Alternate Meetings. In lieu of holding meetings of the Committee, as provided above, the Committee may convene telephone conferences and any actions of the Committee so taken shall be confirmed in writing and signed by the representative of each Party.

In addition, the Committee may, in lieu of deciding any matter at a meeting or by telephone conference, act by instrument in writing signed by the representative of each Party.

(g) Quorum. A quorum for each meeting of the Committee shall consist of at least one (1) representative or alternate representative of each Party.

(h) Secretary. At the first and all subsequent meetings of the Committee a secretary of the Committee shall be appointed who need not be a member thereof.

(i) Records. A record of decisions made by and minutes of meetings of the Committee shall be kept by the secretary of the Committee and copies thereof shall be distributed to each Party as soon as practicable following the meeting. In addition, the secretary shall keep copies of all correspondence and documents delivered to or sent by the Committee and make such documents available to each Party.

(j) Decisions. All matters concerning the Joint Venture Assets shall be submitted to the Committee for determination. All decisions of the Committee shall be made by means of an affirmative majority vote of the representatives, who shall each have the number of votes that represent such representative's Party's percentage undivided interest in the Joint Venture from time to time.

14. Termination

The interest of each of the Parties in the Property and the other Joint Venture Assets on a termination and winding-up of the Joint Venture shall be in proportion to their then Joint Venture Interests at such time.

15. Withdrawal from Joint Venture

(a) Either Party (the "**Withdrawing Party**") may at any time, voluntarily withdraw from the Joint Venture and forfeit its right, title and interest in and to the Property and its rights under this Agreement by giving written notice of such withdrawal to the other Party (the "**Remaining Party**"), which notice shall indicate an effective date for such withdrawal of not earlier than ninety (90) days subsequent to the delivery of such notice. In such event, subject to paragraph 15(b) of this Schedule:

(1) the Withdrawing Party shall:

(A) remain liable for its share of all amounts chargeable to it up to the effective date of the withdrawal, as well as its share of any liabilities and obligations incurred hereunder by the Joint Venture up to the effective date of the withdrawal, including its share of all costs required to complete any approved program and budget,

(B) secure to the satisfaction of the Remaining Party its share of the costs of reclaiming the surface lands of the Property, as estimated at the effective date of withdrawal considering all applicable statutes regulations by-laws, laws, orders and judgments and all applicable directives, rules, consents, permits, orders, guidelines approvals and policies of any and the policies of any governmental authority,

(C) remain obliged under section 8 of this Schedule for a period to two (2) years after the effective date of the withdrawal,

(D) remain obliged to execute and deliver such documents as may be necessary to evidence the forfeiture of its Joint Venture Interest to the Remaining Party, and

(E) not be entitled to any royalty hereunder;

(2) the Remaining Party shall become the owner of a one hundred percent (100%) right, title and interest in and to the Property as of the effective date of the withdrawal; and,

(3) the Joint Venture shall be terminated and the Committee shall be disbanded, as of the effective date of the withdrawal.

(b) Upon receipt of a notice of withdrawal pursuant to paragraph 15(a) of this Schedule, the Remaining Party may give notice to the Withdrawing Party prior to the effective date of the withdrawal electing to join in the withdrawal, in which event the Joint Venture shall be terminated on receipt of such notice by the Withdrawing Party, the assets of the Joint Venture shall be forthwith liquidated and the proceeds obtained from such liquidation shall be distributed in proportion to each Party's Joint Venture Interest.

16. Processing

Notwithstanding any term in this Agreement, Falconbridge may designate facilities, owned or controlled by Falconbridge at which all ore, concentrate and other materials derived from the Property containing a material amount of copper and/or zinc shall be smelted, refined or otherwise processed. If Falconbridge owns or controls such facilities, Falconbridge shall smelt, refine or otherwise process all such ore, concentrate and other materials derived from the Property on terms, considered in the aggregate, which are otherwise commercially available from a smelter, refinery or other processor not owned or controlled by Falconbridge in respect of ore, concentrate or other materials identical to those derived from the Property, as applicable, of like quality and quantity.

This section shall not apply if a smelter is built on the site.

SCHEDULE "D"


FALCC .)GE
Exploration

to an agreement made this 1st day of March, 1996 between Rubicon Minerals Corporation and Falconbridge Limited situated in Robert's Arm Township, Green Bay Division, Province of Newfoundland.

ENVIRONMENTAL CHECKLIST

Property Name: Seal Bay

Province: NF **Project #:** 015 - 208

Lat 49°22'°N **Long** 55°35'°W **NTS** 2E / 5

Township: ______ **County:** ______

 # Claims: 72 **Land Area:** 1152 **hectares**

1. The property has been examined in the field by: David Butler
   Date: Oct 1991

Please check appropriate box and underlined spaces, circle appropriate words, and elaborate in spaces or on last page.

		Yes	No	Unsure
2.	Are there any mining operations on the property? Check whether active___, inactive___, or previous___.	☐	☑	☐
a)	have any surface structures not been removed or secured?	☐	☑	☐
b)	are there mine tailings deposited on the surface? If so, elaborate.	☐	☑	☐
c)	are there any shafts or mine openings? If so, are they capped or fenced? ________	☐	☑	☐
d)	are there any waste rock/ore stock piles on the property (estimate tonnes and % sulphide content)?	☐	☑	☐
e)	are there any other waste disposal sites?	☐	☑	☐
f)	is there any water seepage from old workings?	☐	☑	☐
g)	have any of the old workings or waste disposal sites not been approved by the appropriate Government authority (e.g. MOE, MNDM)?	☐	☑	☐
3.	Are there any old exploration shafts, trenches, or mine openings that may require rehabilitation? Indicate number, size and depth of trenches.	☐	☑	☐
4.	Are there any diamond drill sites or drill access roads which may require clean-up? Are there any drill holes making water? Do they need to be capped or cemented?	☐	☑	☐

		Yes	No	Unsure
5.	Are there any fuel drums, garbage dumps, wire, buried tanks, PCB's, chemicals, unidentified barrels/containers, or other waste? Are there any abandoned camp sites?	☐	☑	☐
6.	Are there any roads with stream crossings which may contravene any Government regulations related to lakes, streams, or rivers?	☐	☑	☐
	Are there any safety hazards such as damaged or decaying bridges, culverts, etc.?	☐	☑	☐
7.	Are there water courses on the property? Rivers___, Streams ✓, Lakes ✓, Ponds ✓, Swamps ✓, Beaver dams/ponds ✓. (Check those present.)	☑	☐	☐
8.	Are there any water sensitivities/liabilities?	☑	☐	☐
	a) are there any water courses on or near property containing fish or providing fish habitat?	☑	☐	☐
	b) are there any water contaminations on or near property such as streams crossings___, visual seeps from tailings___, underground workings___, drill holes___, vegetation damage or other___? (Check those present.)	☐	☑	☐
	c) are there known water quality sample results that exceed Government limits?	☐	☐	☑
9.	Are there houses___, cottages___, farms___, water wells___, septic fields___, camp sites___, or recreation areas___ on the property or outside but within 1 km of property boundaries (re loss of enjoyment claims, noise, dust, visual, effluent contamination)?	☐	☑	☐
10.	Are there known mineral occurrences of sulphides ✓, arsenides___, chlorides___, or radioactive minerals___? Are they surface showings___ or buried___?	☑	☐	☐
11.	Are there any known potential environmental problems on adjacent properties?	☐	☑	☐
12.	Are there other environmental sensitivities such as native rights, archeological sites, virgin forest, proposed parks, wilderness areas, wildlife refuge, trails, rights-of-way, or other public concerns?	☐	☑	☐

Please elaborate on any "yes" answers and describe any other environmental problems:

Many streams, lakes and ponds exist on the property. Many of these contain fish.

There are several known sulphide occurrences on the property.

If there are environmental problems, what is your plan of action or recommendation?

For additional comments, please attach memo. If possible, please attach photographs of any significant environmental problems.

Attachments: Memo ________ Previous Reports ________ Maps ________
Sample Results ________ Photos ________

Completed by: David Butler Date: Nov 4 /91

Please submit checklist to Property Department. If further action is required, Property will send copies to Environment and Geology Departments.

SCHEDULE "E"

to an agreement made this 1st day of March, 1996 between Rubicon Minerals Corporation and Falconbridge Limited situated in Robert's Arm Township, Green Bay Division, Province of Newfoundland.

HISTORICAL ENVIRONMENTAL DATA

YES	NO	
☐	☐	Was an environmental checklist done upon acquisition of the property or subsequently prior to the abandonment on the property.
☐	☐	Were any concerns raised on the environmental checklist?
☐	☐	If so, was any follow up, cleanup or reclamation work done?

WORK DONE

YES	NO	
☐	☐	Was line cutting done? If yes, in what year(s).
☐	☐	Was a geophysical survey done? If yes, in what year(s).
☐	☐	Is there or was there a camp on the property?.
☐	☐	If yes, was there an inspection completed after the camp was pulled out.
☐	☐	Was diamond drilling done on the property? If yes, in what year(s).
☐	☐	If yes, were all drill sites cleaned up satisfactorily and inspected?
☐	☐	Were stream crossings used? If yes, were the crossings cleaned up satisfactorily and inspected?
☐	☐	Are there any other special site rehabilitation problems.
☐	☐	If yes, attach a report describing the problems and rehabilitation work completed.
☐	☐	If yes, were all drill access trails reclaimed and inspected?
☐	☐	Was stripping and trenching done. If yes, in what year(s).
☐	☐	If yes, has reclamation been completed and inspected?
☐	☐	Was any road (other than drill access trails) building done?
☐	☐	If yes, has reclamation been completed and inspected?
☐	☐	Has there been advanced exploration work done on the property?
☐	☐	If yes, was a closure plan filed, competed and inspected?
☐	☐	Has the Director of MNDM signed off on the closure?
☐	☐	Are there any third party operations or past non-mining operations, camps etc., on the property? If yes, attach description.

If there are other comments, please add a Page 2.

Prepared By: ______________________ Project No.________________
(Geologist in charge)

Reviewed By: ______________________ Project Name:________________
(Senior Project Geologist)

____
(Senior District Geologist)

Approved By: ______________________
(Regional Exploration Manager)

ASSIGNMENT AGREEMENT
(Seal Bay Property)

THIS AGREEMENT made as of 1st day of August, 1996

BETWEEN:

RUBICON MANAGEMENT LTD., a company incorporated under the laws of the Province of British Columbia, having an address at 119 - 53rd Street, Delta, British Columbia, V4M 3B3

("Management")

AND:

RUBICON MINERALS CORPORATION, a company incorporated under the laws of the Province of British Columbia, having an address at 888 - 1100 Melville Street, Vancouver, British Columbia, V6E 4A6

("Minerals")

WHEREAS:

A. Management has entered into an agreement (the "Seal Bay Agreement") made as of May 1, 1996 with Falconbridge Limited ("Falconbridge"), pursuant to which Falconbridge granted to Management the option to earn an interest in the Property, and if such option is exercised, to form a joint venture to further explore and develop the Property;

B. For its own corporate purposes, Management wishes to assign all of its interest in the Seal Bay Agreement to Minerals.

THIS AGREEMENT WITNESSES that, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Management hereby assigns, transfers and sets over absolutely, to Minerals, (the "Assignment") all of its interest and all of its rights under, in and to the Seal Bay Agreement and the Property.

2. Minerals hereby accepts the Assignment and agrees to assume and undertake all of the rights and obligations of Management to be performed and fulfilled by Management under the Seal Bay Agreement and to stand in the place of Management and to enjoy all of Management's rights and perform all of Management's obligations as though it were a party in the first instance as and from the date of this Agreement.

The foregoing Assignment made as of the 1st day of August, 1996 is hereby acknowledged and consented to and Rubicon Minerals Corporation is accepted as a party to the Seal Bay Agreement with all rights and obligations formerly held by Rubicon Management Ltd. ~~and Rubicon Management Ltd. is released from all liability under the Seal Bay Agreement as of August 1, 1996~~.

FALCONBRIDGE LIMITED

Per: ______________________
P.W.A. Severin, Vice-President

Per: ______________________
E.A. Seth, Secretary

3. Management hereby represents and warrants to Minerals that:

   (a) the Seal Bay Agreement is in good standing as of the date hereof; and

   (b) Management has full right and authority to enter into this agreement and to carry out its terms.

4. Minerals represents and warrants to Management that Minerals has all requisite corporate power and authority to enter into this agreement and to carry out its terms.

5. The parties hereto will do, execute and deliver or will cause to be done, executed and delivered all such further acts, documents and things as may reasonably be required for the purpose of giving effect to this agreement.

6. Capitalized words used in this Agreement, unless defined herein, have the same meaning as defined in the Seal Bay Agreement.

7. Without prior consent, neither party may assign its interest in this Agreement in whole or in part.

8. This Agreement shall enure to the benefit of and be binding upon Management and Minerals and their respective successors.

IN WITNESS WHEREOF the parties hereto have executed this agreement made as of the 1st day of August, 1996.

THE CORPORATE SEAL of **RUBICON MANAGEMENT LTD.** was hereunto affixed in the presence of:)

C/S

THE CORPORATE SEAL of **RUBICON MINERALS CORPORATION** was hereunto affixed in the presence of:)

C/S



FALCONBRIDGE

Falconbridge Limited
Suite 1200
95 Wellington Street West
Toronto, Canada M5J 2V4
Telephone 416/956-5700
Telex 065-24211 Fax 416/956-5757

May 14, 1998

VIA COURIER

Mr. Michael J. Gray
Exploration Manager
Rubicon Minerals Corporation
Suite 888-1100 Melville Street
Vancouver, British Columbia
V6E 4A6

Dear Mike:

Re: Agreement dated March 1, 1996 between Rubicon Management Ltd. [now Rubicon Minerals Corporation] ("Rubicon") and Falconbridge Limited ("Falconbridge") (the "Agreement"), Seal Bay Property

Pursuant to paragraph 4 (b) of the Agreement, in order to maintain in force the option, Rubicon must make expenditures in respect of mining operations in the amount of at least Two Hundred Fifty Thousand Dollars [$250,000.00] on or before March 1, 1998, which was extended by a letter dated January 6, 1998 wherein Falconbridge granted Rubicon a three (3) month extension. In that regard, Rubicon has requested a further extension of time for its 1998 work commitment.

Accordingly, please accept this letter as Falconbridge's consent to a further (1) month extension with respect to paragraph 4 (b) of the Agreement thereby extending the date which Rubicon must make expenditures of Two Hundred Fifty Thousand Dollars [$250,000.00] until July 1, 1998.

Would you kindly acknowledge receipt of this letter and the contents therein by dating, signing and returning the enclosed copy of this letter to the undersigned.

Yours truly,
FALCONBRIDGE LIMITED

A. H. Dufresne
Exploration Property Administrator

AHD:rc

Enc.

File:98/Ahd/May/Pr0514a.doc

cc: Mr. Garfield MacVeigh, President, Rubicon Minerals Corporation

TO: FALCONBRIDGE LIMITED
I hereby acknowledge receipt of the above letter and the contents therein.
Dated at Vancouver this 15th day of May, 1998.

Rubicon Minerals Corporation

Mr. Michael J. Gray, Exploration Manager



Falconbridge Limited
Suite 1200
95 Wellington Street West
Toronto, Canada M5J 2V4
Telephone 416/956-5700
Telex 065-24211 Fax 416/956-5757

January 6, 1998

VIA COURIER

Mr. Michael J. Gray
Exploration Manager
Rubicon Minerals Corporation
Suite 888-1100 Melville Street
Vancouver, British Columbia
V6E 4A6

Dear Mike:

Re: **Agreement dated March 1, 1996 between Rubicon Management Ltd. [now Rubicon Minerals Corporation] ["Rubicon"] and Falconbridge Limited ["Falconbridge"] [the "Agreement"], Seal Bay Property**

Pursuant to paragraph 4 (b) of the Agreement, in order to maintain in force the option, Rubicon must make expenditures in respect of mining operations in the amount of at least Two Hundred Fifty Thousand Dollars [$250,000.00] on or before March 1, 1998. In that regard, Rubicon has requested an extension of time for its 1998 work commitment.

Accordingly, please accept this letter as Falconbridge's consent to a three [3] month extension with respect to paragraph 4 (b) of the Agreement thereby extending the date which Rubicon must make expenditures of Two Hundred Fifty Thousand Dollars [$250,000.00] until June 1, 1998.

Would you kindly acknowledge receipt of this letter and the contents therein by dating, signing and returning the enclosed copy of this letter to the undersigned.

Yours truly,
FALCONBRIDGE LIMITED

A. H. Dufresne
Exploration Property Administrator

AHD:g
Enc.
File:98/Ahd/Jan/Pr01063.doc

cc: Mr. Garfield MacVeigh, President, Rubicon Minerals Corporation

TO: FALCONBRIDGE LIMITED
I hereby acknowledge receipt of the above letter and the contents therein.
Dated at Vancouver this 7th day of January, 1998.

Rubicon Minerals Corporation

Mr. Michael J. Gray, Exploration Manager



FALCONBRIDGE
Falconbridge Limited
Suite 1200
95 Wellington Street West
Toronto, Canada M5J 2V4
Telephone 416/956-5700
Telex 065-24211 Fax 416/956-5757

June 11, 1999

Mr. Michael J. Gray
Exploration Manager
Rubicon Minerals Corporation
Suite 888, 1100 Melville Street
Vancouver, British Columbia, V6E 4A6

SENT VIA COURIER

Dear Mike:

Re: Agreement dated March 1, 1996, between Rubicon Minerals Ltd. (now Rubicon Minerals Corporation ("Rubicon") and Falconbridge Limited ("Falconbridge") (the "Agreement"), Seal Bay Property.

Pursuant to Paragraph 4 (d) of the Agreement, in order to maintain in force the Option, Rubicon must make expenditures in respect of Mining Operations in the amount of at least Seven Hundred Thousand Dollars ($700,000.00) on or before March 1, 2000. In that regard, Rubicon has requested an extension of time for its 2000 work commitment.

Accordingly, please accept this letter as Falconbridge's consent to a five (5) month extension with respect to Paragraphs 4 (d) and 5 of the Agreement, thereby extending the date which Rubicon must make expenditures aggregating Seven Hundred Thousand Dollars ($700,000.00) and the exercise of option date until July 31, 2000.

In order that we may update our records, would you please forward to us a certified statement of expenditures for both this Agreement and the West Cleary Agreement.

Would you kindly acknowledge receipt of this letter by dating, signing and returning the enclosed copy of this letter to the undersigned at the above address.

Yours very truly,

FALCONBRIDGE LIMITED

André H. Dufresne
Manager, Canadian and Foreign Properties

AHD:ml

cc: Mr. Garfield MacVeigh, President, Rubicon Minerals Corporation

File:99/AHD/June/PR0611e.doc

To: Falconbridge Limited

I hereby acknowledge receipt of the above letter.

Dated at Vancouver this 15th day of June, 1999.

Signed: (Michael J. Gray)



FALCONBRIDGE

Falconbridge Limited
Suite 1200
95 Wellington Street West
Toronto, Canada M5J 2V4
Telephone 416/956-5700
Telex 065-24211 Fax 416/956-5757

June 12, 2000

Mr. Garfield MacVeigh, President
Rubicon Minerals Corporation
Suite 888, 1100 Melville Street
Vancouver, British Columbia, V6E 4A6

VIA COURIER

Dear Mr. MacVeigh:

Re: Agreement dated March 1, 1996, between Rubicon Minerals Ltd. (now Rubicon Minerals Corporation ("Rubicon") and Falconbridge Limited ("Falconbridge") (the "Agreement"), Seal Bay Property.

Pursuant to Paragraph 4 (d) of the Agreement, in order to maintain in force the Option, Rubicon must make expenditures in respect of Mining Operations in the amount of at least Seven Hundred Thousand Dollars ($700,000.00) on or before March 1, 2000, which date was extended last June until July 1, 2000. In that regard, Rubicon has requested a further extension of time for its 2000 work commitment.

Accordingly, please accept this letter as Falconbridge's consent to a further four and one-half (4.5) month extension with respect to Paragraphs 4 (d) and 5 of the Agreement, thereby extending the date which Rubicon must make expenditures aggregating Seven Hundred Thousand Dollars ($700,000.00) and the exercise of option date until November 15, 2000.

In order that we may update our records, would you please forward to us a certified statement of expenditures for both this Agreement and the West Cleary Agreement.

Would you kindly acknowledge receipt of this letter by dating, signing and returning the enclosed copy of this letter to the undersigned at the above address.

Yours very truly,

FALCONBRIDGE LIMITED

André H. Dufresne
Manager, Canadian and Foreign Properties

AHD:ml

cc: Mr. Mike Gray, Exploration Manager, Rubicon Minerals Corporation

File: 2000/AHD/June/PR0612a.doc

To: Falconbridge Limited

I hereby acknowledge receipt of the above letter.

Dated at Vancouver this 23 day of June, 2000.

Signed: ______________________
(Garfield MacVeigh)



FALCONBRIDGE
Falconbridge Limited
Suite 1200
95 Wellington Street West
Toronto, Canada M5J 2V4
Telephone 416/956-5700
Telex 065-24211 Fax 416/956-5757

August 11, 2000

Mr. Garfield MacVeigh, President
Rubicon Minerals Corporation
Suite 888, 1100 Melville Street
Vancouver, British Columbia
V6E 4A6

VIA COURIER

Dear Mr. MacVeigh:

Re: Agreement dated March 1, 1996, between Rubicon Minerals Ltd. (now Rubicon Minerals Corporation ("Rubicon") and Falconbridge Limited ("Falconbridge") (the "Agreement"), Seal Bay Property.

Pursuant to Paragraph 4 (d) of the Agreement, in order to maintain in force the Option, Rubicon must make expenditures in respect of Mining Operations in the amount of at least Seven Hundred Thousand Dollars ($700,000.00) on or before March 1, 2000, which date was extended last June until July 1, 2000, and again on June 12, 2000, until November 15, 2000. In that regard, Rubicon has requested a further extension of time for its 2000 work commitment.

Accordingly, please accept this letter as Falconbridge's consent to a further eight (8) month extension with respect to Paragraphs 4 (d) and 5 of the Agreement, thereby extending the date which Rubicon must make expenditures aggregating Seven Hundred Thousand Dollars ($700,000.00) and the exercise of option date until July 15, 2001.

Would you kindly acknowledge receipt of this letter by dating, signing and returning the enclosed copy of this letter to the undersigned at the above address.

Yours very truly,

FALCONBRIDGE LIMITED

André H. Dufresne
Manager, Canadian and Foreign Properties

AHD:ml

cc: Mr. Mike Gray, Exploration Manager, Rubicon Minerals Corporation

File: 2000/AHD/Aug/PR0811a.doc

To: Falconbridge Limited

I hereby acknowledge receipt of the above letter.
Dated at Vancouver this 17th day of August, 2000.
Signed: ______________________
(Garfield MacVeigh)

SEP-30-2005 10:43 FROM RUBICON MINERALS TO ADMIN P.01/01



FALCONBRIDGE

Falconbridge Limited
Suite 1200
95 Wellington Street West
Toronto, Canada M5J 2V4
Telephone 416/956-5700
Telex 065-24211 Fax 416/956-5757


INITIALED

July 10, 2001

Mr. Garfield MacVeigh, President
Rubicon Minerals Corporation
Suite 888, 1100 Melville Street
Vancouver, British Columbia
V6E 4A6

SENT VIA FAX (No. 604-623-3355)
Original Sent Via Courier

Dear Mr. MacVeigh:

Re: Agreement dated March 1, 1996, between Rubicon Minerals Ltd. (now Rubicon Minerals Corporation ("Rubicon") and Falconbridge Limited ("Falconbridge") (the "Agreement"), Seal Bay Property.

Pursuant to Paragraph 4 (d) of the Agreement, in order to maintain in force the Option, Rubicon must make expenditures in respect of Mining Operations in the amount of at least Seven Hundred Thousand Dollars ($700,000.00) on or before March 1, 2000, which date was extended last June until July 1, 2000, on June 12, 2000, until November 15, 2000, and again last year until July 15, 2001. In that regard, Rubicon has requested a further extension of time for its 2001 work commitment.

Accordingly, please accept this letter as Falconbridge's consent to a further one (1) year extension with respect to Paragraphs 4 (d) and 5 of the Agreement, thereby extending the date which Rubicon must make expenditures aggregating Seven Hundred Thousand Dollars ($700,000.00) and the exercise of option date until July 15, 2002.

Would you kindly acknowledge receipt of this letter by dating, signing and returning the enclosed copy of this letter to the undersigned at the above address.

Yours very truly,

FALCONBRIDGE LIMITED

André H. Dufresne
Manager, Canadian and Foreign Properties

AHD:ml

cc: Mr. Mike Gray, Exploration Manager, Rubicon Minerals Corporation

File: 2001/AHD/July/PR0710.doc

To: Falconbridge Limited

I hereby acknowledge receipt of the above letter.

Dated at Vancouver this 12th day of July, 2001.

Signed: Michael J. Gray
for: (Garfield MacVeigh)

TOTAL P.01

THIS AMENDING AGREEMENT IS MADE as of the 15th day of July, 2002;

BETWEEN:

FALCONBRIDGE LIMITED
a corporation amalgamated under the laws of the Province of Ontario
(herein referred to as "Falconbridge")

OF THE FIRST PART

- and -

RUBICON MINERALS CORPORATION
a corporation existing under the laws of British Columbia (herein referred to as "Rubicon").

OF THE SECOND PART

RECITALS

A. The Parties entered into an agreement dated the 1st of March, 1996 regarding Falconbridge's Seal Bay property which was amended by way of letters dated January 6, 1998, May 14, 1998, June 11, 1999, June 12, 2000, August 11, 2000 and July 10, 2001 (the "Agreement").

B. The Parties wish to further amend the Agreement as set out herein.

For valuable consideration, the Parties agree as follows:

1. The percentage of 65% referred to in paragraph 3(a) of the Agreement is hereby amended to read fifty-one percent (51%).

2. The date July 15, 2002 referred to in paragraph 4(d) of the Agreement is hereby amended to March 1, 2006.

3. The remaining Expenditures required to vest under paragraph 5 of the Agreement is $205,000. On signing this Amending Agreement, this amount shall become a firm commitment and in the event such Expenditures are not incurred by March 1, 2006, Rubicon shall make a cash payment to Falconbridge in an amount equal to the difference between $205,000 and the amount actually expended on the Property.

4. The dates July 15, 2002 and August 15, 2002 referred to in paragraph 5 of the Agreement are hereby amended to March 1, 2006 and April 1, 2006 respectively. The percentage of 65% referred to in paragraph 5 is hereby amended to read fifty-one percent (51%) and the remainder of the paragraph beginning with "If Rubicon gives such notice to Falconbridge,..." is hereby deleted.

5. The percentage of 65% referred to in paragraph 7(a) of the Agreement is hereby amended to read fifty-one percent (51%) and the words starting from "or, if later, Falconbridge reacquires a fourteen percent (14%) interest in the Property" are hereby deleted. Paragraph 7(b)(i) is hereby deleted.

6. Paragraph 15 of the Agreement is hereby amended by deleting the sentence "Falconbridge's share of such cost shall be thirty-five percent (35%) except that if Falconbridge is carrying out work to become the owner of an additional fourteen percent (14%) undivided interest in the Property, Falconbridge's share of such costs shall be forty-nine percent (49%)" and replacing it with "During the Option Period, such cost shall be borne by the acquiring Party and during the Joint Venture period, such cost shall be paid in proportion to each Party's interest at the time of the acquisition".

Paragraph 15 shall be further amended by adding as a last sentence: "The area of interest shall terminate on March 1, 2008".

7. All capitalized terms herein shall have the same meaning as those in the Agreement.

8. All other terms of the Agreement remain in full force and effect.

The Parties have duly executed this Agreement.

FALCONBRIDGE LIMITED

The Corporate Seal of Falconbridge Limited was hereinto affixed in the presence of:

By: ______________________
Authorized Signing Representative

____
Notary Public

By: ______________________
Authorized Signing Representative

RUBICON MINERALS CORPORATION

The Corporate Seal of Rubicon Minerals Corporation was hereinto affixed in the presence of:

By: ______________________
Authorized Signing Representative

____
Notary Public
F. BESSIE O'GRADY
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My Commission expires on December 31, 2006.

By: ______________________
Authorized Signing Representative

H:\Corporate\FL AGRMTS\FI900-99\FL951\Rubicon Amendment-FINAL.doc

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006



RUBICON

Al Keats
General Delivery
Benton, NL
A0G 1C0

Kevin Keats
PO Box 70
Gambo, NL
A0G 2E0



CONFIDENTIAL

SENT BY E-MAIL
Original by Mail

November 23, 2004

**DUE DILIGENCE
PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
AL KEATS AND KEVIN KEATS
AND
RUBICON MINERALS CORPORATION
ON THE HARPOON PROPERTY, NL**

Dear Al and Kevin,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer due diligence and option terms in this Due Diligence Letter Agreement (the 'Due Diligence Agreement") to Al Keats and Kevin Keats (collectively the "Owners") to allow Rubicon to acquire 100% undivided interest in 5 mineral licence(s) (225 claims) that make up the Harpoon Property, (the "Property") located in the Lake Ambrose area, NTS 12A/10, Newfoundland, as detailed in Schedule A.

The Owners represent and warrant to Rubicon that they own a 100% recorded and beneficial interest in the Property, the Property is free and clear of all charges, liens and other encumbrances and they are duly entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Due Diligence Agreement.

A. In exchange for a cash payment of $2,000 on signing, the Owners grant Rubicon an exclusive period up to and including 15 days from the date of the Owners delivering all data on the Property ("Evaluation Period"), to evaluate the Property. During the Evaluation Period, the Owners will keep all details of this Due Diligence Agreement and any other negotiations or information pertaining to the Property confidential. This Due Diligence Agreement will replace and supercede any previous agreements between Rubicon and the Owners.

B. During the Evaluation Period, Rubicon may conduct, at its sole discretion, fieldwork which may include rock or soil sampling or other work which may assist in evaluating the Property. Rubicon will provide the Owners with a copy of the results of work conducted by Rubicon during the Evaluation



RUBICON

Period. Both parties agree to keep all information generated during the Evaluation strictly confidential, including all terms of this Due Diligence Agreement. Both parties realize that failure to observe confidentiality may cause serious harm to the other party.

C. Within 15 days after the end of the Evaluation Period, Rubicon may, at its sole discretion by serving written notice to the Owners, enter into an Option Agreement (the "Option") with the Owners, terms of which are outlined below and which will be subject to regulatory approval.

1) Only in the event that Rubicon elects to exercise its right to enter into an Option with the Owners will the following terms apply:

a) Subject to the terms in this paragraph 1), the Owners grant a 100% undivided interest in the mining rights pertaining to the Property to Rubicon.

b) Rubicon will make the following cash payments totaling $95,000 and the issuance of a total of 10,000 shares (the "Purchase Price") to the Owners (50% to each of the Owners):

Within 10 days of the Option Agreement acceptance notice	$10,000
On or before the First Anniversary of the Option Agreement notice date	$15,000
On or before the Second Anniversary of the Option Agreement notice date	$20,000
On or before the Third Anniversary of the Option Agreement notice date	$50,000
TOTAL	$95,000

After Option Agreement acceptance notice and upon regulatory approval 10,000 shares

Upon receipt by the Owners of the Purchase Price, Rubicon shall have acquired a 100% registered and beneficial interest in and to the Property.

c) On exercise of its option, Rubicon will grant a 2% NSR, 1% (50% of the NSR) of which will be purchasable by Rubicon from the Owners at any time for $1,000,000. Rubicon has the right of first refusal on the remaining 1% NSR.

d) During the currency of the Agreement, Rubicon will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon sees fit.

e) Rubicon may assign, sell, convey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party at any time.

f) If at anytime the Owners elect to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon shall be entitled to a right of first refusal in respect thereof.

g) Rubicon may at any time request that the Property be transferred to Rubicon at its cost. In the event Rubicon elects to terminate the Agreement, Rubicon will return the Property to the Owners at no cost to the Owners.

h) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.



RUBICON

i) This Agreement shall be open to acceptance until 4th February, 2005 at 5:00 pm (Newfoundland time).

j) Rubicon may elect to drop any or all mineral licences or minerals claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owners and returning the mineral licences or mineral claims in 60 days good standing.

k) All data and information provided to the Owners with respect to the Property shall be treated as and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

2) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

3) This Agreement is subject to: i) a satisfactory due diligence examination by Rubicon of Property title and a formal written notice of acceptance to the Owners; ii) regulatory approval

4) This Agreement supercedes any previous agreements or discussions on the Property and shall be the entire agreement.

5) All reference to dollar amounts contained in this Agreement shall refer to Canadian funds.

6) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

7) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

8) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

9) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com

RMX.TSX



RUBICON

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,
Rubicon Minerals Corporation

J. Garfield MacVeigh
Chairman of the Board

Cc: Michael J. Gray – V.P. Exploration

Accepted this 31 day of Jan., 2005:

Al Keats

Kevin Keats

Jan. 31, 2005

F. BESSIE O'GRADY
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My Commission expires on December 31, 2005.

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE A

TO THAT PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN AL KEATS & KEVIN KEATS AND RUBICON MINERALS CORPORATION ON THE HARPOON PROPERTY, NTS 12A/10, NL

Property Description

The Harpoon Property is comprised of five (5) mineral licences (225 claims), NTS 12A/10, Province of Newfoundland and Labrador, more particularly described as follows:

LICENCE NO.	CLAIMS	ISSUE DATE	RECORDED HOLDER
07695M	20	September 18, 2000	A.S.K. Prospecting & Guiding Inc.
10461M	4	December 13, 2004	Kevin D. Keats
10464M	59	December 13, 2004	Allan E.T. Keats
10465M	134	December 13, 2004	Allan E.T. Keats
10607M	8	February 21, 2005	Kevin D. Keats

Due diligence accepted this 31st day of January, 2005

By:

J. Garfield MacVeigh
Chairman of the Board

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE B

TO THAT PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN AL KEATS & KEVIN KEATS AND RUBICON MINERALS CORPORATION ON THE HARPOON PROPERTY, NL

NET SMELTER RETURNS

For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the Harpoon Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Al Keats and Kevin Keats (the "Owners", "Vendors"), dated November 23, 2004 concerning the Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Property; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the Payee to any partition of the Property; or (d) entitle the Payee to any ownership interest in any improvements on the Property, equipment and other personal Property



RUBICON

located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.

3. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other Property.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the November 23, 2004 Letter Agreement on the Property between Rubicon Minerals Corporation and



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the Owners occurring after November 23, 2006 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Property, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Property. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Property.

(3) **Advance Royalty Payments**. Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

Arbitration. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

The attached material contract of

Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006



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Tom Gosine Ventures Inc.
16 Collingwood Crescent
Mount Pearl, NL
A1N 5C6

Alec Turpin
40 Relay Road
Mount Pearl, NL
A1N 5A6

CONFIDENTIAL

March 10, 2005

**PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
TOM GOSINE AND ALEC TURPIN
AND
RUBICON MINERALS CORPORATION
ON THE APPLETON PROPERTY, NL**

Dear Tom and Alec,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to Tom Gosine and Alec Turpin (the "Owners") to allow Rubicon to acquire an undivided 100% interest in one mineral licence (21 claims) that make the Appleton Property, (the "Property") located in the Glenwood area, Central Newfoundland, NTS 2D/15, Newfoundland, as detailed in Schedule A.

The Owners represent and warrant to Rubicon that they are the registered and beneficial owners of a 100% interest in the Property, the Property is in good standing with respect to the performance of all obligations under all laws of the Province of Newfoundland and Labrador, the Property is free and clear of all charges, liens and other encumbrances and they are duly entitled to enter into an agreement on this Property

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Agreement.

In exchange for a 100% interest in the Property, Rubicon offers the following terms:

1) Rubicon will make the following cash payments totaling $59,360 (the "Purchase Price") to the Owners:

	Cash
Within 10 days of regulatory approval	$11,860
On or before March 10, 2006	$12,500
On or before March 10, 2007	$15,000
On or before March 10, 2008	$20,000

Upon receipt by the Owners of the Purchase Price, Rubicon shall have acquired a 100% registered and beneficial interest in and to the Property.

2) Rubicon will make annual Advance Royalty payments to the Owners of $20,000 commencing on March 10, 2009. These advance royalty payments shall be deductible from future Net Smelter Return royalties.



3) On exercise of its option, Rubicon will grant a 2.5% Net Smelter Return Royalty ("NSR") to the Owners on the Property of which a 1.5% NSR (60% of the NSR) will be purchasable by Rubicon from the Owners at any time for $1,500,000 (NSR details attached as Schedule B). Rubicon has the right of first refusal on the remaining 1% NSR.

4) During the currency of the Agreement, Rubicon will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon sees fit.

5) Rubicon may assign, sell, covey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party at any time.

6) If at any time the Owners elect to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon shall be entitled to a right of first refusal in respect thereof.

7) Rubicon may at any time request that the Property be transferred to Rubicon at its sole cost. In the event Rubicon elects to terminate the Agreement, Rubicon will return the Property to the Owners at no cost to the Owners.

8) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

9) This Agreement shall be open to acceptance until March 31st, 2005 at 5:00 PM (Newfoundland time).

10) Rubicon may elect to drop any or all mineral licences or mineral claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owners and returning the mineral licences or mineral claims in 60 days good standing.

12) Rubicon shall be entitled to receive all security deposits held by the Newfoundland and Labrador Government related to the mineral claims comprising the mineral licences in Schedule A, providing it performs the required assessment work.

13) All data and information provided to the Owners with respect to the Property shall be treated and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

14) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

15) This Agreement is subject to satisfactory due diligence examination of the Property by Rubicon before March 31st, 2005.

16) This Agreement supersedes any previous agreements or discussions on the Property and shall be the entire agreement.

17) All reference to dollar amounts contained in this Agreement shall refer to Canadian funds.

18) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

19) If Rubicon is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon within thirty (30) days of becoming aware of the default,



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specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period"), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default.

20) Any notice required to be given under this Agreement shall be deemed to be given if delivered or mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by telecopier, in the case of the Owners addressed as follows:

Tom Gosine Ventures Inc.
16 Collingwood Crescent
Mount Pearl, NL A1N 5C6

Mr Alec Turpin
40 Relay Road
Mount Pearl, NL A1N 5A6

And in the case of Rubicon addressed as follows:

Mr. Garfield MacVeigh, Chairman of the Board
Suite 1540 - 800 West Pender Street
Vancouver, BC V6E 4A6
Fax: 604-623-3355

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed on the third business day after the date of mailing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

21) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

22) This Agreement may be signed by facsimile if require in as many counterparts as may be required.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon. .

Yours sincerely,
Rubicon Minerals Corporation

J. Garfield MacVeigh
Chairman of the Board

DARREN S. HART
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My commission expires on December 31, 2009.

REGISTERED: this 29th day of March 20 05
In accordance with Sec. 6, the Mineral Act RSNL 1990
Vol. 23 Fol. 8 Receipt No. N/A
MANAGER MINERAL RIGHTS
(Mineral Claims Recorder)

Accepted this _____ day of March, 2005.

Tom Gosine

Tom Gosine Ventures Inc

Alec Turpin

JAMES P. HINCHEY
A Commissioner for Oaths in and for the Province of Newfoundland.
My commission expires on December 31, 2008.

This INSTRUMENT is hereby approved this 11th day of April 20 05 b
MINISTER OF NATURAL RESOURCES



SCHEDULE A

**TO THE PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
TOM GOSINE AND ALEC TURPIN
AND
RUBICON MINERALS CORPORATION
ON THE APPLETON PROPERTY, NL**

Property Description

The Property is comprised of one mineral licence (21 mineral claims), located on NTS map sheet 2D/15, Newfoundland, more particularly described as follows:

Mineral Licence No.	No. of Claims	Issue Date	Recorded Holder
010377M	21	November 22, 2004	Tom Gosine

Due diligence accepted this 22 day of March, 2005.

By:

J. Garfield MacVeigh, Chairman of the Board
Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com



RUBICON

SCHEDULE B

TO THE PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN TOM GOSINE AND ALEC TURPIN AND RUBICON MINERALS CORPORATION ON THE APPLETON PROPERTY, NL

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the Appleton Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Tom Gosine and Alec Turpin (the "Owners", "Vendors"), dated March 10, 2005 concerning the Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Property; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the Payee to any partition of the Property; or (d) entitle the Payee to any ownership interest in any improvements on the Property, equipment and other personal Property located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.

3. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such



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that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other Property.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the March 10, 2005 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owners occurring after March 31st, 2005 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral


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resources or mineral products or produce Products from the Property, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Property. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Property.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006



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A.S.K. Prospecting and Guiding Ltd.
P.O. Box 10
Gambo, NL
A0G 2E0

Krinor Resources Inc.
56 Carpasian Rd.
St. John's, NL
A1B 2R2

CONFIDENTIAL

September 30, 2005

DUE DILIGENCE
PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
A.S.K. PROSPECTING & GUIDING INC. AND KRINOR RESOURCES INC.
AND
RUBICON MINERALS CORPORATION
ON THE LINEAR PROPERTY, NL

Dear Allan, Kevin and Peter,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer due diligence and option terms in this Due Diligence, Purchase and Royalty Letter Agreement (the "Due Diligence Agreement") to A.S.K. Prospecting and Guiding Ltd. and Krinor Resources Inc. (collectively the "Owners") to allow Rubicon to acquire an undivided 100% interest in 1 mineral licence (50 claims) that make the Linear Property (the "Property"), located in the Appleton area, Central Newfoundland, NTS 2D/15 and 2E/02, Newfoundland, as detailed in Schedule A.

The Owners represent and warrant to Rubicon that they are the registered and beneficial owners of a 100% interest in the Property, the Property is in good standing with respect to the performance of all obligations under all laws of the Province of Newfoundland and Labrador, the Property is free and clear of all charges, liens and other encumbrances and they are duly authorized and entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Due Diligence Agreement.

A. In exchange for a cash payment of $18,300 on signing, the Owners (2/3 portion to A.S.K. Prospecting & Guiding Inc. and 1/3 portion to Krinor Resources Inc.) grant Rubicon an exclusive period up to and including March 15th, 2006 ("Evaluation Period"), to evaluate the Property. During the Evaluation Period, the Owners will keep all details of this Due Diligence Agreement and any other negotiations or information pertaining to the Property confidential. This Due Diligence Agreement will replace and supercede any previous agreements between Rubicon and the Owners regarding the Property.

B. On or before March 15th, 2006 and after the end of the Evaluation Period, Rubicon may, at its sole discretion by serving written notice to the Owners, enter into an Option Agreement (the "Option") with the Owners, terms of which are outlined below and which will be subject to regulatory approval.



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C. During the Evaluation Period, Rubicon may conduct, at its sole discretion, fieldwork which may include rock or soil sampling or other work which may assist in evaluating the Property. New diamond drilling or trenching activities are not to be carried out during the Evaluation Period. Rubicon will provide the Owners with a copy of the results of work conducted by Rubicon during the Evaluation Period. Both parties agree to keep all information generated during the Evaluation Period strictly confidential, including all terms of this Due Diligence Agreement. Both parties realize that failure to observe confidentiality may cause serious harm to the other party.

D. In the event that Rubicon should "spin-off" its Newfoundland land holdings into a new company through a Plan of Arrangement or other similar corporate procedure or transaction, herein referred to as "NewCo" then, NewCo shall assume all post-spin-off costs and obligations regarding the Due Diligence Phase of the Agreement.

E. 1) Only in the event that Rubicon or NewCo, as the case may be, elects to exercise its right to enter into an Option Agreement (the "Option Agreement") with the Owners, on or before the end of the Due Diligence Period, will the following terms apply:

a) Subject to the terms in this paragraph 1), the Owners grant a 100% undivided interest in the mining and mineral rights pertaining to the Property to Rubicon or NewCo, as the case may be.

b) Rubicon will make the following payments totaling $160,000 and 150,000 Rubicon shares (the "Purchase Price") to the Owners (2/3 portion to A.S.K. Prospecting & Guiding Inc. and 1/3 portion to Krinor Resources Inc.):

	Cash	Rubicon Shares
On or before March 15, 2006	$15,000	30,000
On or before September 15, 2006	$30,000	30,000
On or before September 15, 2007	$35,000	30,000
On or before September 15, 2008	$35,000	30,000
On or before September 15, 2009	$45,000	30,000

However, in the event that Rubicon should "spin-off" its Newfoundland land holdings into a new company through a Plan of Arrangement or other similar corporate procedure or transaction, herein referred to as "NewCo" then, in lieu and instead of the payments described above, NewCo, not Rubicon, will make the following payments totaling $160,000 and 300,000 shares of NewCo (the "Purchase Price") to the Owners (2/3 portion to A.S.K. Prospecting & Guiding Inc. and 1/3 portion to Krinor Resources Inc.):

	Cash	NewCo Shares
On or before February 15, 2006	$15,000	60,000
On or before September 15, 2006	$30,000	60,000
On or before September 15, 2007	$35,000	60,000
On or before September 15, 2008	$35,000	60,000
On or before September 15, 2009	$45,000	60,000

Upon receipt by the Owners of the Purchase Price under either of the Rubicon or NewCo option payment schedules, Rubicon or NewCo, as the case may be, shall have acquired a 100% registered and beneficial interest in and to the Property.



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2) Rubicon or NewCo will make annual Advance Royalty payments to the Owners of $24,000 commencing on September 15, 2010 should the project be partnered out to a third party. If the Project is not partnered out to a third party then Rubicon or NewCo will make annual Advance Royalty payments to the Owners of $24,000 commencing on September 15, 2011. These advance royalty payments shall be deductible from future Net Smelter Return royalties.

3) On exercise of its option, Rubicon or NewCo will grant a 3.0% Net Smelter Return Royalty ("NSR") to the Owners on the Property of which a 1.5% NSR (50% of the NSR) will be purchasable by Rubicon or NewCo from the Owners at any time for $1,500,000 with an additional 0.5% purchasable by Rubicon or NewCo from the Owners at any time for $1,500,000 (NSR details attached as Schedule B). Rubicon or NewCo have the right of first refusal on the remaining 1.0% NSR.

4) During the currency of the Agreement, Rubicon or NewCo will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon or NewCo sees fit.

5) Rubicon or NewCo may assign, sell, covey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party or any affiliate (as such term is defined in the Securities Act (British Columbia)) at any time.

6) If at any time the Owners elect to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon or NewCo shall be entitled to a right of first refusal in respect thereof.

7) Rubicon or NewCo may at any time request that the Property be transferred to Rubicon at its sole cost. In the event Rubicon or NewCo elects to terminate the Agreement, Rubicon or NewCo will return the Property to the Owners at no cost to the Owners.

8) Rubicon or NewCo may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

9) This Agreement shall be open to acceptance until October 15, 2005 at 5:00 PM (Newfoundland time).

10) Rubicon or NewCo may elect to drop any or all mineral licences or mineral claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owners and returning the mineral licences or mineral claims in 60 days good standing.

12) Rubicon or NewCo shall be entitled to receive all security deposits held by the Newfoundland and Labrador Government related to the mineral claims comprising the mineral licences in Schedule A, providing it performs the required assessment work.

13) All data and information provided to the Owners with respect to the Property shall be treated and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

14) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.



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15) This Agreement supersedes any previous agreements or discussions on the Property and shall be the entire agreement.

16) All reference to dollar amounts contained in this Agreement shall refer to Canadian funds.

17) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

18) If Rubicon or NewCo is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon or NewCo within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon or NewCo has not, within the thirty (30) day period thereafter (the "Rubicon/NewCo Default Period"), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default.

19) Any notice required to be given under this Agreement shall be deemed to be given if delivered or mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by telecopier, in the case of the Owners addressed as follows:

A.S.K. Prospecting and Guiding Inc.
P.O. Box 10
Gambo, NL
A0G 2E0
Fax: (709) 674-4901

Krinor Resources Inc.
56 Carpasian Rd.
St. John's, NL
A1B 2R2
Fax: (709) 739-5608

And in the case of Rubicon or NewCo addressed as follows:

Mr. Garfield MacVeigh, Chairman of the Board
Suite 1540 - 800 West Pender Street
Vancouver, BC V6E 4A6
Fax: 604-623-3355

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed on the third business day after the date of mailing thereof. Either party may from time to time by notice in writing change its address and contact information for the purpose of this section.

20) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

21) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

22) **Certain information contained herein about the Owners will be used by Rubicon for making certain filings with stock exchanges and other applicable regulatory authorities and for meeting Rubicon's obligations under securities legislation. By signing this Due Diligence Agreement, the Owners hereby consent to the collection and use of all of the information relating to the Owners contained in this Agreement for the above referenced purposes or as**



RUBICON

otherwise identified by the applicable regulatory authorities, from time to time.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,
Rubicon Minerals Corporation

J. Garfield MacVeigh
Chairman of the Board

DARREN S. HART
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My commission expires on December 31, 2008.

Accepted this 27 day of October, 2005.

Kevin Keats (authorized signatory for A.S.K. Prospecting & Guiding Inc.)

JAMES P. HINCHEY
A Commissioner for Oaths in and for the Province of Newfoundland.
My commission expires on December 31, 2006.

Allan Keats (authorized signatory for A.S.K. Prospecting & Guiding Inc.)

2005.11.07

Peter Dimmell (authorized signatory for Krinor Resources Inc.)

This INSTRUMENT is hereby approved this 8th day of Nov 2005 by

MINISTER OF NATURAL RESOURCES

REGISTERED: this 7th day of Nov. 20 05
In accordance with Sec. 6, the Mineral Act RSNL 1990
Vol. 23 Fol. 29 Receipt No. N/A

MANAGER-MINERAL RIGHTS
(Mineral Claims Recorder)

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX


RUBICON

SCHEDULE A

DUE DILIGENCE
PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
A.S.K. PROSPECTING & GUIDING INC. AND KRINOR RESOURCES INC.
AND
RUBICON MINERALS CORPORATION
ON THE LINEAR PROPERTY, NL

Property Description

The Property is comprised of one mineral licence (50 mineral claims), located on NTS map sheet 2D/15 and 2E/02, Newfoundland, more particularly described as follows:

Mineral Licence No.	No. of Claims	Issue Date	Recorded Holder
007984M	50	November 13, 1998	The Kriask Syndicate

Due diligence accepted this _____ day of _________, 2006.

By:

J. Garfield MacVeigh, Chairman of the Board
Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

SCHEDULE B

**DUE DILIGENCE
PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
A.S.K. PROSPECTING & GUIDING INC. AND KRINOR RESOURCES INC.
AND
RUBICON MINERALS CORPORATION
ON THE LINEAR PROPERTY, NL**

**NET SMELTER RETURNS
For the Property**

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the Linear Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and A.S.K. Prospecting and Guiding Ltd. and Krinor Resources Inc. (collectively the "Owners", "Vendors"), dated September 30, 2005 concerning the Property.

1. **Definition of Net Smelter Returns.** "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty.** The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Property; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the Payee to any partition of the Property; or (d) entitle the Payee to any ownership interest in any improvements on the Property, equipment and other personal Property located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

3. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other Property.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production.**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the September 30, 2005 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owners occurring after March 15, 2006 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry


RUBICON

accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Property, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Property. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Property.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of St. John's, at the request of any party pursuant to the provisions of the Arbitration Act (Newfoundland and Labrador), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Arbitration Act (Newfoundland and Labrador). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.




RUBICON

April 10, 2006

A.S.K. Prospecting & Guiding Ltd.
P.O. Box 10
Gambo, NL
A0G 2E0

Krinor Resources Inc.
56 Carpasian Rd.
St. John's, NL
A1B 2R2

CONFIDENTIAL

RE: First Amendment to the DUE DILIGENCE PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN A.S.K. PROSPECTING & GUIDING INC. AND KRINOR RESOURCES INC. AND RUBICON MINERALS CORPORATION ON THE LINEAR PROPERTY, NL

Dear Allan, Kevin and Peter:

As discussed, this is to amend the cash and share option payment terms (the "Amended Terms") from those outlined in section 1) b) of the DUE DILIGENCE PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN A.S.K. PROSPECTING & GUIDING INC. AND KRINOR RESOURCES INC. AND RUBICON MINERALS CORPORATION ON THE LINEAR PROPERTY, NL dated September 30, 2005 (the "Agreement").

The Amended terms are as follows:

1) b) Rubicon will make the following payments totaling $160,000 and 150,000 Rubicon shares (the "Purchase Price") to the Owners (33.3% to each of the Owners):

	Cash	Rubicon Shares
On or before August 1, 2006	$15,000 (firm)	30,000
On or before February 1, 2007	$30,000	30,000
On or before February 1, 2008	$35,000	30,000
On or before February 1, 2009	$35,000	30,000
On or before February 1, 2010	$45,000	30,000

However, in the event that Rubicon should "spin-off" its Newfoundland land holdings into a new company through a Plan of Arrangement or other similar corporate procedure or transaction, herein referred to as "NewCo" then, in lieu and instead of the payments described above, NewCo, not Rubicon, will make the following payments totaling $160,000 and 345,000 shares of NewCo (the "Purchase Price") to the Owners (33.3% to each of the Owners):

	Cash	NewCo Shares
On or before August 1, 2006	$15,000 (firm)	105,000 (or $37,500 at RMX or NewCo election to be firm)



RUBICON

On or before February 1, 2007	$30,000	60,000
On or before February 1, 2008	$35,000	60,000
On or before February 1, 2009	$35,000	60,000
On or before February 1, 2010	$45,000	60,000

The cash payment of $15,000 only and not the share payment under the Rubicon or NewCo option payment schedule dated August 1, 2006 to be firm.

Upon receipt by the Owners of the Purchase Price under either of the Rubicon or NewCo option payment schedules, Rubicon or NewCo, as the case may be, shall have acquired a 100% registered and beneficial interest in and to the Property.

This amendment supersedes and replaces terms outlined in the Agreement.

All other terms of the Agreement remain unchanged.

By signing below, the Owners acknowledge and agree to the Amended Terms presented herein.

Yours sincerely,
Rubicon Minerals Corporation

Per: ______________________
David A. Copeland
Exploration Manager

Agreed to and acknowledged this ___ day of April, 2006.

Per: ______________________
Kevin Keats (authorized signatory for A.S.K. Pospecting & Guiding Ltd.)

Per: ______________________
Allan Keats (authorized signatory for A.S.K. Pospecting & Guiding Ltd.)

Per: ______________________
Peter Dimmell (authorized singatory for Krinor Resources Inc.)

[illegible] KELLY
A Commissioner for Oaths in and for the Province of Newfoundland [illegible]

REGISTERED: this 2nd day of May 2006
In accordance with Sec. 8, the Mineral Act RSNL-1990
Vol. 23 Fol. 61 Receipt No. N/A
MANAGER, MINERAL RIGHTS
(Mineral Claims Recorder)

VIRGINIA BLACKWOOD
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My commission expires on December 31, 2009.

JAMES R. HINCHEY
A Commissioner for Oaths in and for the Province of Newfoundland. My commission expires on December 31, 2008

2006.04.20

This INSTRUMENT is hereby approved this 23 day of May 2006 by
MINISTER OF NATURAL RESOURCES

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX

RECEIVED
2007 JUL 13 P 2:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006



RUBICON

A.S.K. Prospecting and Guiding Ltd.
P.O. Box 10
Gambo, NL
A0G 2E0

CONFIDENTIAL

January 17, 2006

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN A.S.K. PROSPECTING & GUIDING INC. AND RUBICON MINERALS CORPORATION ON THE LAKE DOUGLAS EAST PROPERTY, NL

Dear Allan and Kevin,

Rubicon Minerals Corporation ("Rubicon") is pleased to option terms in this Purchase and Royalty Letter Agreement (the "Agreement") to A.S.K. Prospecting and Guiding Ltd. (the "Owners") to allow Rubicon to acquire an undivided 100% interest in 9 mineral licences (208 claims) that make the Lake Douglas East Property (the "Property"), located in the Lake Douglas area, Central Newfoundland, NTS 12A/07 and 12A/10, Newfoundland, as detailed in Schedule A.

The Owners represent and warrant to Rubicon that they are the registered and beneficial owners of a 100% interest in the Property, the Property is in good standing with respect to the performance of all obligations under all laws of the Province of Newfoundland and Labrador, the Property is free and clear of all charges, liens and other encumbrances and they are duly authorized and entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Agreement.

In exchange for a 100% undivided interest in the mining and mineral rights pertaining to the Property, Rubicon offers the following terms:

1) Rubicon will make the following payments totaling $470,000 and 175,000 Rubicon shares (the "Rubicon Purchase Price") to the Owners:

	Cash	Rubicon Shares
On signing (after regulatory approval)	$15,000	40,000
On or before July 17, 2006		10,000
On or before January 17, 2007	$45,000	15,000
On or before January 17, 2008	$65,000	15,000
On or before January 17, 2009	$65,000	15,000
On or before January 17, 2010	$90,000	40,000
On or before January 17, 2011	$190,000	40,000

In the event that Rubicon should "spin-off" its Newfoundland land holdings into a new company (herein referred to as "NewCo") through a Plan of Arrangement or other similar corporate procedure or transaction, then NewCo, not Rubicon shall assume all subsequent and outstanding post-spin-off payments and obligations regarding the


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Agreement. Newco, not Rubicon will make the following subsequent and outstanding payments (the "NewCo Purchase Price") in place of the Rubicon Purchase Price to the Owners:

	Cash	NewCo Shares
On or before July 17, 2006		**50,000**
On or before January 17, 2007	**$45,000**	**50,000**
On or before January 17, 2008	**$65,000**	**50,000**
On or before January 17, 2009	**$65,000**	**50,000**
On or before January 17, 2009	**$90,000**	**150,000** (or cash equivalent at NewCo's election)
On or before January 17, 2009	**$190,000**	**150,000** (or cash equivalent at NewCo's election)

The cash equivalent of the NewCo Share payment shall be valued as the 10-day average market price for NewCo immediately preceeding the payment date as outlined in the NewCo Purchase Price schedule above.

Upon receipt by the Owners of the Purchase Price under either of the Rubicon or NewCo Option payment schedules, Rubicon or NewCo, as the case may be, shall have acquired a 100% registered and beneficial interest in and to the Property.

2) On exercise of its option, Rubicon or NewCo will grant a 2.0% Net Smelter Return Royalty ("NSR") to the Owners on the Property of which a 1.0% NSR (50% of the NSR) will be purchasable by Rubicon or NewCo from the Owners at any time for $1,000,000 (NSR details attached as Schedule B). Rubicon or NewCo have the right of first refusal on the remaining 1.0% NSR.

3) During the currency of the Agreement, Rubicon or NewCo will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon or NewCo sees fit.

4) Rubicon or NewCo may assign, sell, covey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party or any affiliate (as such term is defined in the Securities Act (British Columbia)) at any time.

5) If at any time the Owners elect to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon or NewCo shall be entitled to a right of first refusal in respect thereof.

6) Rubicon or NewCo may at any time have the Property transferred to Rubicon at its sole cost. In the event Rubicon or NewCo elects to terminate the Agreement, Rubicon or NewCo will return the Property to the Owners at no cost to the Owners.

7) There shall be a mutual 1.0 km area of interest on unstaked lands ("Area of Interest" or "AOI") from the Property as defined in Schedule A. Should the Owners map-stake any mineral claims lying wholly within the Area of Interest, those claims shall be offered to Rubicon for the acquisition costs and Rubicon shall have 30 days to make the election of whether or not to include the new claims in the Property. Should Rubicon map-stake any minerals claims lying wholly within the Area of Interest, at its sole discretion, those mineral claims shall become part of the Property at no cost to the Owners.

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

8) Rubicon or NewCo may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

9) This Agreement shall be open to acceptance until January 20, 2006 at 5:00 PM (Newfoundland time).

10) Rubicon or NewCo may elect to drop any or all mineral licences or mineral claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owners and returning the mineral licences or mineral claims in 60 days good standing.

11) The recorded licence holder shall be entitled to receive all staking security deposits held by the Newfoundland and Labrador Government related to the mineral claims comprising the mineral licences in Schedule A.

12) All data and information provided to the Owners with respect to the Property shall be treated and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

13) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

14) This Agreement supersedes any previous agreements or discussions on the Property and shall be the entire agreement.

15) All reference to dollar amounts contained in this Agreement shall refer to Canadian funds.

16) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

17) If Rubicon or NewCo is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon or NewCo within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon or NewCo has not, within the thirty (30) day period thereafter (the "Rubicon/NewCo Default Period"), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default.

18) Any notice required to be given under this Agreement shall be deemed to be given if delivered or mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by telecopier, in the case of the Owners addressed as follows:

A.S.K. Prospecting and Guiding Inc.
Gambo, NL
A0G 2E0
Fax: (709) 674-4901

And in the case of Rubicon or NewCo addressed as follows:

Mr. Garfield MacVeigh, Chairman of the Board
Suite 1540 - 800 West Pender Street
Vancouver, BC V6E 4A6



This INSTRUMENT is hereby approved this 9th day of February 20 06 by
for Aorta...
MINISTER OF NATURAL RESOURCES

Fax: 604-623-3355

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed on the third business day after the date of mailing thereof. Either party may from time to time by notice in writing change its address and contact information for the purpose of this section.

19) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

20) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

21) **Certain information contained herein about the Owners will be used by Rubicon for making certain filings with stock exchanges and other applicable regulatory authorities and for meeting Rubicon's obligations under securities legislation. By signing this Agreement, the Owners hereby consent to the collection and use of all of the information relating to the Owners contained in this Agreement for the above referenced purposes or as otherwise identified by the applicable regulatory authorities, from time to time.**

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,
Rubicon Minerals Corporation

J. Garfield MacVeigh
Chairman of the Board

Accepted this 19th day of January, 2006.

DARREN S. HART
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My commission expires on December 31, 2009.

Kevin Keats (authorized signatory for A.S.K. Prospecting & Guiding Inc.)

Allan Keats (authorized signatory for A.S.K. Prospecting & Guiding Inc.)

REGISTERED: this 7th day of Feb. 20 06
In accordance with Sec. 6, the Mineral Act RSNL 1990
Vol. 23 Fol. 48 Receipt No. N/A
MANAGER-MINERAL RIGHTS
(Mineral Claims Recorder)

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

SCHEDULE A

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
A.S.K. PROSPECTING & GUIDING INC.
AND
RUBICON MINERALS CORPORATION
ON THE LAKE DOUGLAS EAST PROPERTY, NL

Property Description

The Property is comprised of 9 mineral licences (208 mineral claims), located on NTS map sheets 12A/07 and 12A/10, Newfoundland, more particularly described as follows:

Mineral Licence No.	No. of Claims	Issue Date	Recorded Holder
10876M	30	May 2, 2005	Allan E.T. Keats
10877M	16	May 2, 2005	A.S.K. Prospecting & Guiding Inc.
10878M	44	May 2, 2005	A.S.K. Prospecting & Guiding Inc.
11673M	22	February 7, 2006	Kevin D. Keats
11674M	8	February 7, 2006	Kevin D. Keats
11675M	30	February 7, 2006	Allan E.T. Keats
11676M	10	February 7, 2006	A.S.K. Prospecting & Guiding Inc.
11677M	18	February 7, 2006	A.S.K. Prospecting & Guiding Inc.
9336M	30	February 24, 2003	Allan E.T. Keats


RUBICON

SCHEDULE A (continued)

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN A.S.K. PROSPECTING & GUIDING INC. AND RUBICON MINERALS CORPORATION ON THE LAKE DOUGLAS EAST PROPERTY, NL


Legend
Lake Douglas Licences
1 Km AOI
Other Mineral Licences
NTS Boundary
1 km AOI
Lake Douglas East Property
NAD27 - Zone 21
2000 0 2000 4000 Meters
510000
512000
514000
516000
518000
520000
522000
524000
526000
528000

Due diligence accepted this 19th day of January, 2006.

By: [signature]

J. Garfield MacVeigh, Chairman of the Board
Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

SCHEDULE B

**PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
A.S.K. PROSPECTING & GUIDING INC.
AND
RUBICON MINERALS CORPORATION
ON THE LAKE DOUGLAS EAST PROPERTY, NL**

**NET SMELTER RETURNS
For the Property**

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the Lake Douglas East Property (the "Property") as contemplated by the Purchase and Royalty Letter Agreement between Rubicon Minerals Corporation and A.S.K. Prospecting and Guiding Ltd. (collectively the "Owners", "Vendors"), dated January 17, 2006 concerning the Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Property; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the Payee to any partition of the Property; or (d) entitle the Payee to any ownership interest in any improvements on the Property, equipment and other personal Property located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.



RUBICON

3. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other Property.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production.** The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the January 17, 2006 Letter Agreement on the Property between Rubicon Minerals Corporation or NewCo and the Owners occurring after January 17, 2006 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Property, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Property. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Property.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of St. John's, at the request of any party pursuant to the provisions of the Arbitration Act (Newfoundland and Labrador), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Arbitration Act (Newfoundland and Labrador). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006



RUBICON

A.S.K. Prospecting and Guiding Ltd.
P.O. Box 10
Gambo, NL
A0G 2E0

CONFIDENTIAL

January 18, 2006

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
A.S.K. PROSPECTING & GUIDING INC.
AND
RUBICON MINERALS CORPORATION
ON THE LAKE DOUGLAS WEST PROPERTY, NL

Dear Allan and Kevin,

Rubicon Minerals Corporation ("Rubicon") is pleased to option terms in this Purchase and Royalty Letter Agreement (the "Agreement") to A.S.K. Prospecting and Guiding Ltd. (the "Owners") to allow Rubicon to acquire an undivided 100% interest in 4 mineral licences (90 claims) that make the Lake Douglas West Property (the "Property"), located in the Lake Douglas area, Central Newfoundland, NTS 12A/07 and 12A/10, Newfoundland, as detailed in Schedule A.

The Owners represent and warrant to Rubicon that they are the registered and beneficial owners of a 100% interest in the Property, the Property is in good standing with respect to the performance of all obligations under all laws of the Province of Newfoundland and Labrador, the Property is free and clear of all charges, liens and other encumbrances and they are duly authorized and entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Agreement.

In exchange for a 100% undivided interest in the mining and mineral rights pertaining to the Property, Rubicon offers the following terms:

1) Rubicon will make the following payments totaling $50,000 (the "Rubicon Purchase Price") to the Owners:

	Cash
On signing (after regulatory approval)	$5,000
On or before January 17, 2007	$5,000
On or before January 17, 2008	$10,000
On or before January 17, 2009	$10,000
On or before January 17, 2010	$10,000
On or before January 17, 2011	$10,000

In the event that Rubicon should "spin-off" its Newfoundland land holdings into a new company (herein referred to as "NewCo") through a Plan of Arrangement or other similar corporate procedure or transaction, then NewCo, not Rubicon shall assume all subsequent and outstanding post-spin-off payments and obligations regarding the Agreement. Newco, not Rubicon will make the following subsequent and outstanding



RUBICON

payments (the "NewCo Purchase Price") in place of the Rubicon Purchase Price to the Owners:

	Cash
On or before January 17, 2007	**$5,000**
On or before January 17, 2008	**$10,000**
On or before January 17, 2009	**$10,000**
On or before January 17, 2010	**$10,000**
On or before January 17, 2011	**$10,000**

Upon receipt by the Owners of the Purchase Price under either of the Rubicon or NewCo Option payment schedules, Rubicon or NewCo, as the case may be, shall have acquired a 100% registered and beneficial interest in and to the Property.

2) On exercise of its option, Rubicon or NewCo will grant a 2.0% Net Smelter Return Royalty ("NSR") to the Owners on the Property of which a 1.0% NSR (50% of the NSR) will be purchasable by Rubicon or NewCo from the Owners at any time for $1,000,000 (NSR details attached as Schedule B). Rubicon or NewCo have the right of first refusal on the remaining 1.0% NSR.

3) During the currency of the Agreement, Rubicon or NewCo will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon or NewCo sees fit.

4) Rubicon or NewCo may assign, sell, covey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party or any affiliate (as such term is defined in the Securities Act (British Columbia)) at any time.

5) If at any time the Owners elect to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon or NewCo shall be entitled to a right of first refusal in respect thereof.

6) Rubicon or NewCo may at any time have the Property transferred to Rubicon at its sole cost. In the event Rubicon or NewCo elects to terminate the Agreement, Rubicon or NewCo will return the Property to the Owners at no cost to the Owners.

7) There shall be a mutual 1.0 km area of interest on unstaked lands ("Area of Interest" or "AOI") from the Property as defined in Schedule A. Should the Owners map-stake any mineral claims lying wholly within the Area of Interest, those claims shall be offered to Rubicon for the acquisition costs and Rubicon shall have 30 days to make the election of whether or not to include the new claims in the Property. Should Rubicon map-stake any mineral claims lying wholly within the Area of Interest, at its sole discretion, those mineral claims shall become part of the Property at no cost to the Owners. **However, the 1 km AOI as defined in the Purchase and Royalty Letter Agreement between A.S.K. Prospecting & Guiding Inc. and Rubicon Minerals Corporation on the Lake Douglas East Property, NL dated January 17, 2006, shall supercede and take precedence over the AOI defined in Schedule A of this agreement.**

8) Rubicon or NewCo may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

9) This Agreement shall be open to acceptance until January 20, 2006 at 5:00 PM (Newfoundland time).

10) Rubicon or NewCo may elect to drop any or all mineral licences or mineral claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owners and returning the mineral licences or mineral claims in 60 days good standing.

11) The recorded licence holder shall be entitled to receive all staking security deposits held by the Newfoundland and Labrador Government related to the mineral claims comprising the mineral licences in Schedule A.

12) All data and information provided to the Owners with respect to the Property shall be treated and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

13) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

14) This Agreement supersedes any previous agreements or discussions on the Property and shall be the entire agreement.

15) All reference to dollar amounts contained in this Agreement shall refer to Canadian funds.

16) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

17) If Rubicon or NewCo is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon or NewCo within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon or NewCo has not, within the thirty (30) day period thereafter (the "Rubicon/NewCo Default Period"), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default.

18) Any notice required to be given under this Agreement shall be deemed to be given if delivered or mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by telecopier, in the case of the Owners addressed as follows:

A.S.K. Prospecting and Guiding Inc.
Gambo, NL
A0G 2E0
Fax: (709) 674-4901

And in the case of Rubicon or NewCo addressed as follows:

Mr. Garfield MacVeigh, Chairman of the Board
Suite 1540 - 800 West Pender Street
Vancouver, BC V6E 4A6
Fax: 604-623-3355




This INSTRUMENT is hereby approved
this 8th day of February 2006 by
for A.O. Taylor
MINISTER OF NATURAL RESOURCES

RUBICON

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed on the third business day after the date of mailing thereof. Either party may from time to time by notice in writing change its address and contact information for the purpose of this section.

19) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

20) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

21) Certain information contained herein about the Owners will be used by Rubicon for making certain filings with stock exchanges and other applicable regulatory authorities and for meeting Rubicon's obligations under securities legislation. By signing this Agreement, the Owners hereby consent to the collection and use of all of the information relating to the Owners contained in this Agreement for the above referenced purposes or as otherwise identified by the applicable regulatory authorities, from time to time.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,
Rubicon Minerals Corporation

J. Garfield MacVeigh
Chairman of the Board

Accepted this 19th day of January, 2006.

DARREN S. HART
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My commission expires on December 31, 2008.

Kevin Keats (authorized signatory for A.S.K. Prospecting & Guiding Inc.)

Allan Keats (authorized signatory for A.S.K. Prospecting & Guiding Inc.)

REGISTERED: this 7th day of Feb. 20 06
in accordance with Sec. 6, the Mineral Act RSNL 1990
Vol. 123 Fol. 46 Receipt No. N/A

MANAGER-MINERAL RIGHTS
(Mineral Claims Recorder)

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX


RUBICON

SCHEDULE A

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
A.S.K. PROSPECTING & GUIDING INC.
AND
RUBICON MINERALS CORPORATION
ON THE LAKE DOUGLAS WEST PROPERTY, NL

Property Description

The Property is comprised of 4 mineral licences (90 mineral claims), located on NTS map sheets 12A/07 and 12A/10, Newfoundland, more particularly described as follows:

Mineral Licence No.	No. of Claims	Issue Date	Recorded Holder
11207M	30	August 26, 2005	Hayward Critchley
11210M	30	August 29, 2005	Carl Wade
11678M	29	February 7, 2006	Hayward Critchley
11679M	1	February 7, 2006	Hayward Critchley

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX


RUBICON


Legend
Lake Douglas Licences
1 Km AOI
Other Mineral Licences
NTS Boundary
1 km AOI
Lake Douglas West Property
2000 0 2000 4000 Meters
NAD27 Zone 21
510000
512000
514000
516000
518000
520000
522000
524000
526000
528000

Due diligence accepted this 19th day of January, 2006.

By:

J. Garfield MacVeigh, Chairman of the Board
Rubicon Minerals Corporation



RUBICON

SCHEDULE B

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
A.S.K. PROSPECTING & GUIDING INC.
AND
RUBICON MINERALS CORPORATION
ON THE LAKE DOUGLAS WEST PROPERTY, NL

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the Lake Douglas West Property (the "Property") as contemplated by the Purchase and Royalty Letter Agreement between Rubicon Minerals Corporation and A.S.K. Prospecting and Guiding Ltd. (collectively the "Owners", "Vendors"), dated January 18, 2006 concerning the Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Property; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the Payee to any partition of the Property; or (d) entitle the Payee to any ownership interest in any improvements on the Property, equipment and other personal Property located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.



RUBICON

3. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other Property.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production.** The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the January 18, 2006 Letter Agreement on the Property between Rubicon Minerals Corporation or NewCo and the Owners occurring after January 18, 2006 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.



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9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Property, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Property. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Property.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of St. John's, at the request of any party pursuant to the provisions of the Arbitration Act (Newfoundland and Labrador), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Arbitration Act (Newfoundland and Labrador). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006



RUBICON

Mr. Tom Lush
523 Kenmount Road
St. John's, NL
A1B 3N4

CONFIDENTIAL

August 11, 2003

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
TOM LUSH
AND
RUBICON MINERALS CORPORATION
ON THE LUSH PROPERTY, NL

Dear Tom,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to Tom Lush (the "Owner") to allow Rubicon to acquire an undivided 100% interest in two (2) Mineral Licences totaling six (6) mineral claims comprising the Lush Properties (the "Property") located in the Gander area, NTS 2E/2, Newfoundland and detailed in Schedule A.

The Owner represents and warrants to Rubicon that he is the registered and beneficial owner of a 100% interest in the Property, the Property is in good standing with respect to the performance of all obligations applicable under all laws of the Province of Newfoundland, the Property is free and clear of all charges, liens and other encumbrances and he is duly entitled to enter into an agreement on this Property.

The Owner warrants that he will provide Rubicon with all data related to the Property as part of this Agreement.

In exchange for a 100% undivided interest in the Property Rubicon offers the following terms:

1) Rubicon will make the following cash payments totaling $ 35,000 (the "Purchase Price") to the Owner.

Within 10 days of Agreement acceptance date	$ 5,000
On or before August 31, 2004	$ 5,000
On or before August 31, 2005	$10,000
On or before August 31, 2006	$15,000

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

Upon receipt by the Owner of the Purchase Price, Rubicon shall have acquired a 100% registered and beneficial interest in and to the Property.

2) If cancelled Mineral Licence 8612M is posted by Newfoundland and Labrador Department of Mines and Energy for acquisition under the Draw System, Rubicon will assist the Owner on this one time opportunity to acquire the land wholly or partly within the area of cancelled Mineral Licence 8612M ("8612M"). Should Rubicon and the Owner be successful in acquiring 8612M, then it will become part of the Property. If any independent third party acquires 8612M, then Rubicon will be free to acquire 8612M from any independent third party and the Owner will have no interest in 8612M and it will not be part of the Property. Cancelled Mineral Licence 8612M is shown on the map attached as Schedule B.

3) On exercise of its option, Rubicon will grant a 2% Net Smelter Return Royalty ("NSR") to the Owner on the Property of which a 1% NSR (50% of the NSR) will be purchasable by Rubicon from the Owner at any time for $1,000,000 (NSR details are attached as Schedule C). Rubicon has a right of first refusal on the remaining 1% NSR.

4) During the currency of the Agreement, Rubicon will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon sees fit.

5) Rubicon may assign, sell, convey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party at any time.

6) If at anytime the Owner elects to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon shall be entitled to a right of first refusal in respect thereof.

6) Rubicon may at any time request that the Property be transferred to Rubicon at its sole cost. In the event Rubicon elects to terminate the Agreement, Rubicon will return the Property to the Owner at no cost to the Owner.

7) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owner.

8) This Agreement shall be open to acceptance until 4th September, 2003 at 5:00 pm (Newfoundland time).

9) Rubicon may elect to drop any or all mineral licences or minerals claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owner and returning the mineral licences or mineral claims in 60 days good standing.

10) Rubicon shall be entitled to receive all security deposits held by the Newfoundland Government related to the mineral claims comprising the mineral licences in Schedule A providing it performs the required assessment work.

11) All data and information provided to the Owner with respect to the Property shall be treated as and kept confidential. Neither party shall disclose such data or information to third



RUBICON

parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

12) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

13) This Agreement is subject to a satisfactory due diligence examination by Rubicon before September 4th, 2003 of the Property.

14) This Agreement supercedes any previous agreements or discussions on the Property and shall be the entire agreement.

15) All reference to dollar amounts contained in this Agreement shall refer to Canadian funds.

16) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

17) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

18) If Rubicon is in default under the terms of the Agreement, then the Owner shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period), taken reasonable steps to cure the default or dispute the default, then the Owner shall be entitled to seek any remedy it may have on account of such default.

19) Any notice required to be given under this Agreement shall be deemed to be given if delivered or mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by telecopier, in the case of the Owner addressed as follows:

Mr. Tom Lush
523 Kenmount Road
St. John's, NL A1B 3N4

and in the case of Rubicon addressed as follows:

Mr. Michael J. Gray, V.P. Exploration
Suite 888 – 1100 Melville Street
Vancouver, BC V6E 4A6
Fax: 604-623-3355

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed on the third business day after the date of mailing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.



20) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

21) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,

Rubicon Minerals Corporation

J. Garfield MacVeigh –Chairman of the Board

Cc: Michael J. Gray, V.P. Exploration

DARREN HART
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My Commission expires on December 31, 2003.

Accepted this 5 day of September 2003:

Tom Lush

Mona Lewis

MONA LEWIS
A Commissioner for Oaths in and for the Province of Newfoundland.
My commission expires on December 31, 2007.

This INSTRUMENT is hereby approved this 09th day of Sept 20 03 by
for A W Taylor
MINISTER OF MINES AND ENERGY

REGISTERED: this 09th day of Sept. 20 03
In accordance with Sec. 6, the Mineral Act RSNL 1990
Vol. 22 Fol. 28 Receipt No. N/A

MANAGER-MINERAL RIGHTS
(Mineral Claims Recorder)

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE A

TO THAT PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN TOM LUSH AND RUBICON MINERALS CORPORATION ON THE LUSH PROPERTY, NL

Property Description

The Property is comprised of two Mineral Licences totaling six mineral claims claims located in the Gander area, Newfoundland, NTS 2E/2, more particularly described as follows:

Mineral Licence No.	No. of Claims	Issue Date	Recorded Holder
6821M	2	17 May 1999	Tom Lush
6823M	4	17 May 1999	Tom Lush

Due diligence accepted this 2 day of September, 2003

By:

J. Garfield MacVeigh –Chairman of the Board

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE B

**PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
TOM LUSH
AND
RUBICON MINERALS CORPORATION
ON THE LUSH PROPERTY, NL**

Insert portion of Government Claim Map of showing Mineral Licences 6821M, 6823M & 8612M


6823M
6821M
Cancelled Lic
8612M
Gander
Gledwood
655000
660000
665000
670000
675000
680000

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 . Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE C

TO THAT PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN TOM LUSH AND RUBICON MINERALS CORPORATION ON THE LUSH PROPERTY, NL

NET SMELTER RETURNS

For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the Lush Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Tom Lush (the "Owner", "Vendor"), dated August 11, 2003 concerning the Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development,

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

production or other operations on the Property; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the Payee to any partition of the Property; or (d) entitle the Payee to any Ownerhip interest in any improvements on the Property, equipment and other personal Property located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.

3. Commingling. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. Stockpiling. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other Property.

5. Calculation and Delivery of Royalty Payments. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. Audit. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. Method of Making and Reporting Payments. All payments of money required to be made by the Payor to the Payee hereunder shall be by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006



RUBICON


COPY

Mr. Robert Stares
& Mr. Sandy Stares
General Delivery
Benton, NFLD
A0G 1C0

CONFIDENTIAL

SENT BY FAX

November 9, 2001

LETTER AGREEMENT BETWEEN
ROBERT STARES & SANDY STARES
AND
RUBICON MINERALS CORPORATION
ON THE STARES PROPERTY

Dear Robert and Sandy,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to Robert Stares and Sandy Stares (the "Owners") to allow Rubicon to acquire 100% interest in 41 claim units (the "Stares Property") located on NTS 2D/16, Newfoundland and detailed in Schedule A. The Owners warrant that they control a 100% interest in the Stares Property and are duly entitled to enter an agreement on this Property.

In exchange for a 100% interest in the Stares Property, Rubicon offers the following terms:

1) Rubicon will make the following cash payments to the Owners:

	C$
On signing + Schedule A due diligence (but no later than November 13, 2002)	12.000
On or before November 15, 2002	15.000
On or before November 15, 2003	20.000
On or before November 15, 2004	25.000
On or before November 15, 2005	50.000

2) Rubicon will make the following share payment to the Owners:

	# Shares
On about November 15th, 2001 pending regulatory approval	50,000
On or about November 15 2002	50.000
On or about November 15, 2003	50,000
On or about November 15, 2004	50.000

3) Rubicon will agree to work commitments as follows:
By November 15, 2002 $50,000
By November 15, 2003 an additional $100,000 (excess work in the first year may be applied to the second year).

4) Rubicon will grant a 2% NSR to the Owners on the Stares Property.



RUBICON

5) A 1.0% NSR on the Stares Property will be purchasable by Rubicon from the Owners at any time for C$1,000,000.

6) Rubicon has a first right of refusal on the remaining 1% NSR on the Stares Property.

7) The NSR schedule is attached to this Agreement as Schedule B.

8) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

9) Rubicon may assign this Agreement in part or whole to any third party at any time.

10) Upon completion of the schedule of payments and work commitments contemplated by 1) ,2) and 3) above, Rubicon may request the Stares Property title be transferred to its name at its cost.

11) There shall be a mutual 2 km area of interest ("Area of Interest") from the Stares Property perimeter as at November 9, 2001. If Rubicon map stakes claims in the Area of Interest, they will be subject to the terms of the Agreement but not become part of the Area of Interest.

Rubicon shall receive any of the map-stake deposit funds related to any claims it map-stakes in the area of interest upon completion of assessment work. Should the Owners map-stake claims in the Area of Interest, and Rubicon elects to make the claims part of the Stares Property, Rubicon shall reimburse the Owners for map-staking costs paid to the Newfoundland Government in the Area of Interest.

In the event that Rubicon is able to acquire the Reid Lot for a residual 0.5% or less to the Reid Lot owners then Rubicon will grant a 1.0% NSR to the Owners. In this case a 0.5% interest can be purchased from the owners for Can$500,000. This NSR shall only apply provided Rubicon's agreement concerning the Reid Lot is in good standing. Other third party claims within the Area of Interest will be under no restrictions for either party.

12) This Agreement shall be open to acceptance until November 9, 2001 at 5:00 pm PST.

13) Rubicon may elect to drop any or all claims covered by Schedule A of this Agreement by proving 30 days notice to the Owners and 12 months good standing . At the Owners request, such claims will be transferred to the Owners at Rubicon's cost. For map-staked claims that are added to the property, Rubicon will return them with 60 days good standing.

14) All data and information provided to the Owners with respect to the Property shall be treated as and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

15) Rubicon agrees to hire Stares for prospecting and other services for which they are qualified on the property when such programs are designed, providing the work is done at industry standard daily rates.

16) This agreement is subject to regulatory approval and due diligence of Schedule A.



RUBICON

17) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return one original to Rubicon.

Yours sincerely,

per. (D. ADAMSON)

Michael J. Gray
V.P Exploration
Rubicon Minerals Corporation

Accepted this 9 day of NOV 2001:

Robert Stares

~~Sandy~~ Stares
ALEX

Cc: David Adamson, President.


RUBICON

SCHEDULE A

**TO THE LETTER AGREEMENT BETWEEN
ROBERT STARES & ALEXANDER STARES
AND
RUBICON MINERALS CORPORATION
ON THE STARES PROPERTY**

The Stares Property is comprised of map-staked claims located in the Mining District of Gander Lake, Province of Newfoundland, more particularly described as follows:

MAP LICENCE #	# CLAIMS	ISSUE DATE	NTS
8300M	13	3 December 2001	2D16
7323M	10	6 March 2000	2D16
7317M	3	18 February 2000	2D16
7309M	5	14 February 2000	2D16
7318M	2	14 February 2000	2D16
6813M	13	14 May 1999	2D16

Due Diligence completed and accepted this 13th day of November, 2001

Michael J. Gray
VP Exploration

Rubicon Minerals Corporation
Suite 888 - 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubiconm@rubiconminerals.com

RAX: TDN


RUBICON

SCHEDULE B

**TO THE LETTER AGREEMENT BETWEEN
ROBERT STARES & SANDY STARES
AND
RUBICON MINERALS CORPORATION
ON THE STARES PROPERTY**

NET SMELTER RETURNS

The following constitutes the terms and conditions with respect to the calculation and payment of the 2% Net Smelter Returns Royalty (the "Royalty") payable in connection with the Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Robert Stares and Sandy Stares (the "Owners", "Vendors"), dated November 9, 2001 concerning the Stares Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Property, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Property; (b) entitle the Payee to grant to third parties

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the Payee to any partition of the Property; or (d) entitle the Payee to any ownership interest in any improvements on the Property, equipment and other personal property located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.

3. Commingling. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. Stockpiling. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other property.

5. Calculation and Delivery of Royalty Payments. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. Audit. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. Method of Making and Reporting Payments. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com


RUBICON

the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the property governed by the Agreement as defined in the November 9, 2001 Letter Agreement on the Stares Property between Rubicon Minerals Corporation and the Owners occurring after November 9, 2001 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Property, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Property. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Property.

(3) **Advance Royalty Payments**. Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Subordination**. The payment of any amount pursuant to this Royalty shall be paramount to and have priority over the payment of any amount pursuant to any other existing royalty with respect to the Property.

11. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com

RMX.CDNX



RUBICON

SCHEDULE C

TO THE LETTER AGREEMENT BETWEEN
ROBERT STARES & SANDY STARES
AND
RUBICON MINERALS CORPORATION
ON THE STARES PROPERTY

MAP OF THE REID LOT

ROBERT
STARES
LIC.
7327M
ROBERT STARES
LIC. 7327M
ROBERT
STARES
LIC. 6813M
A.
B
F.
14
13
12
11
REID
LOT



RUBICON

October 14, 2004

Mr. Robert Stares
& Mr. Alexander Stares
General Delivery
Benton, NL
A0G 1C0

SENT BY FAX

Dear Robert and Alexander:

RE: Amendment to the Letter Agreement between Robert Stares and Alexander Stares (the "Owners) and Rubicon Minerals Corporation ("Rubicon") on the Stares Property dated November 9, 2001 (the "Agreement")

As discussed, this is to amend the 2005 and 2005 cash and share option payment terms (the "Amended Terms") from those outlined in the Agreement.

1) Rubicon will make the following amended cash payments to the owners:

On or before November 15, 2004	$15,000 (previously $25,000)
On or before November 15, 2005	$60,000 (previously $50,000)

2) Rubicon will make the following amended share payments to the owners:

On or before November 15, 2004	20,000 shares (previously 50,000 shares)
On or before November 15, 2005	30,000 shares (previously 0 shares)

All other terms of the Agreement remain unchanged.

By signing below, the Owners acknowledge and agree to the Amended Terms.

Yours sincerely,
Rubicon Minerals Corporation

J. Garfield MacVeigh
Chairman of the Board

Agreed to and acknowledged this 15 day of October, 2004.

Robert Stares

Alexander Stares

NF406.04.04.001

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com



RUBICON

November 11, 2005

Mr. Robert Stares
& Mr. Alexander Stares
General Delivery
Benton, NL
A0G 1C0

RE: Second Amendment to the Letter Agreement between Robert Stares and Alexander Stares (the "Owners") and Rubicon Minerals Corporation ("Rubicon") on the Stares Property dated November 9, 2001 (the "Agreement")

Dear Robert and Alexander:

As discussed, this is to amend the 2005 cash and share option payment terms (the "Amended Terms") from those outlined in the Letter Agreement between Robert Stares and Alexander Stares (the "Owners") and Rubicon Minerals Corporation ("Rubicon") on the Stares Property dated November 9, 2001 (the "Agreement") and the Amendment to the Letter Agreement between Robert Stares and Alexander Stares (the "Owners") and Rubicon Minerals Corporation ("Rubicon") on the Stares Property dated October 14, 2004 (the "First Amendment").

The amended terms are subject to the following:

> Only in the event that Rubicon should "spin-off" its Newfoundland land holdings into a new company through a Plan of Arrangement or other similar corporate procedure or transaction, herein referred to as "NewCo" then, NewCo shall assume all obligations regarding the Agreement and the Amended terms presented below. Otherwise the agreement shall be deemed as terminated and subsequent notification will be given to that affect.

The Amended terms are as follows:

1) NewCo, not Rubicon, will make the following amended cash payments to the owners:

On or before **June 15, 2006**	**$15,000**
On or before **November 15, 2006**	**$15,000** (previously $60,000 by November 15, 2005)

2) NewCo, not Rubicon, will make the following amended share payments to the owners:

On or before **June 15, 2006**	**50,000** shares of NewCo, not Rubicon
On or before **November 15, 2006**	**50,000** shares of NewCo, not Rubicon (previously 30,000 shares by November 15, 2005)

This amendment supersedes and replaces terms outlined in the Agreement and the First Amendment.

All other terms of the Agreement remain unchanged.

By signing below, the Owners acknowledge and agree to the Amended Terms presented herein.

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

Yours sincerely,
Rubicon Minerals Corporation

Per: ______________________
David A. Copeland
Exploration Manager

Agreed to and acknowledged this 12 day of December, 2005.

____
Robert Stares

____
Alexander Stares

GERALDINE KELLY
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My Commission expires on December 31, 2008.

This INSTRUMENT is hereby approved this 21 day of Feb 20 06 by
for A.W. Traylor
MINISTER OF NATURAL RESOURCES

REGISTERED: this 9th day of Feb. 20 06
In accordance with Sec. 6, the Mineral Act RSNL 1990
Vol. 23 Fol. 47 Receipt No. N/A
MANAGER-MINERAL RIGHTS
(Mineral Claims Recorder)

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX


RUBICON


RECEIVED
2007 JUL 13 P 2:
OFFICE OF
CORPORATE

June 15, 2006

Mr. Robert Stares
& Mr. Alexander Stares
General Delivery
Benton, NL
A0G 1C0

RE: Third Amendment to the Letter Agreement between Robert Stares and Alexander Stares (the "Owners") and Rubicon Minerals Corporation ("Rubicon") on the Stares Property dated November 9, 2001 (the "Agreement")

Dear Robert and Alexander:

As discussed, this is to amend the 2006 cash and share option payment terms (the "Amended Terms") from those outlined in the Letter Agreement between Robert Stares and Alexander Stares (the "Owners") and Rubicon Minerals Corporation ("Rubicon") on the Stares Property dated November 9, 2001 (the "Agreement") and the Amendment to the Letter Agreement between Robert Stares and Alexander Stares (the "Owners") and Rubicon Minerals Corporation ("Rubicon") on the Stares Property dated October 14, 2004 (the "First Amendment") as well as the Second Amendment to the Letter Agreement between Robert Stares and Alexander Stares (the "Owners") and Rubicon Minerals Corporation ("Rubicon") on the Stares Property dated November 11, 2005 (the "Second Amendment").

The amended terms are subject to the following:

> Only in the event that Rubicon should "spin-off" its Newfoundland land holdings into a new company through a Plan of Arrangement or other similar corporate procedure or transaction, herein referred to as Paragon Minerals Corporation ("Paragon"; previously referred to as "NewCo") then, Paragon shall assume all obligations regarding the Agreement and the Amended terms presented below. Otherwise the agreement shall be deemed as terminated and subsequent notification will be given to that affect.

The Amended terms are as follows:

1) Paragon, not Rubicon, will make the following amended cash payments to the owners:

On or before **September 1, 2006**	**$15,000** (previously June 15, 2006)
On or before **November 15, 2006**	**$15,000** (previously $60,000 by November 15, 2005)

2) Paragon, not Rubicon, will make the following amended share payments to the owners:

On or before **September 1, 2006**	**50,000** shares of Paragon, not Rubicon (previously June 15, 2006)
On or before **November 15, 2006**	**50,000** shares of Paragon, not Rubicon (previously 30,000 shares by November 15, 2005)

This amendment supersedes and replaces terms outlined in the Agreement and the First and Second Amendments.



RUBICON

All other terms of the Agreement remain unchanged.

By signing below, the Owners acknowledge and agree to the Amended Terms presented herein.

Yours sincerely,
Rubicon Minerals Corporation

Per: ______________________
David A. Copeland
Exploration Manager

Agreed to and acknowledged this 5 day of ~~June~~ July, 2006.

____
Robert Stares

____
Alexander Stares

July 5/06

[illegible] O'GRADY
A [illegible] for Oaths in and for the Province of Newfoundland and Labrador. My commission expires on December 31, 2011.

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604 623 3333 Fax: 604 623 3355
E-mail: [illegible]@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006

GOLDEN PROMISE PROPERTY AGREEMENT

THIS AGREEMENT made the 1st day of May, 2006.

BETWEEN:

RUBICON MINERALS CORPORATION of Suite 1540, 800 Pender Street, Vancouver, British Columbia, V6C 2V6

(the "Optionor")

AND:

CROSSHAIR EXPLORATION & MINING CORP. of Suite 1240, 1140 West Pender Street, Vancouver, BC, V6E 4G1

("Crosshair")

WHEREAS:

A. The Optionor, is the beneficial owner of the mining claims described in Schedule A as known as the Golden Promise Property (the "Property") consisting of an aggregate 10 mineral licences containing 1424 mineral claims, located in the Province of Newfoundland and Labrador.

B. The Optionor, entered into agreements attached as Schedules B, C, D and E herein (the "Underlying Agreements") with various optionors (collectively, the "Interest Holders") to acquire 100% right, title and interest in an aggregate 260 mineral claims, included in the total claims described in A above.

C. The Optionor desires to option an interest in the Property to Crosshair and Crosshair is desirous of optioning an interest in the said Property upon the terms and subject to the conditions herein contained.

D. The Optionor has offered to Crosshair to earn a 60% interest in the Property and, after having earned such interest, to participate with the Optionor in forming a joint venture operation for the purposes of further exploring and developing such Property.

NOW THEREFORE in consideration of the premises and of the mutual covenants and provisos herein contained, the parties hereto agree as follows:

1. Grant of Option

In order for Crosshair to exercise the option (the "Option") and earn a 60% interest in the Property, Crosshair must, over the four year period (the "Option Period") commencing on the date (the "Execution Date") of signing of this Agreement by both parties, carry out $4,000,000 in exploration expenditures on the Property, issue 80,000 common shares of Crosshair (the "Shares") and maintain all Underlying Agreements on the Property, all as more particularly described below.

2. Work Expenditures

In order to keep the Option in good standing, Crosshair shall, in addition to the payments aggregating 80,000 Shares set forth in section 3 hereof, incur during the Option Period, not less than $4,000,000 in Eligible Exploration Expenditures (defined below) on the Property as follows:

a. $750,000 on or before the first anniversary of the Execution Date (as a firm and binding commitment);

b. an additional $900,000 on or before the second anniversary of the Execution Date;

c. an additional $1,100,000 on or before the third anniversary of the Execution Date; and

d. an additional $1,250,000 on or before the fourth anniversary of the Execution Date.

Any expenditures above the minimum annual work expenditures may be carried forward to subsequent years.

The expenditure requirements in year two, three and four are optional only (but nonetheless required to keep the Option in good standing) and, accordingly, unlike the $750,000 expenditure requirement in year one, are not firm and binding commitments of Crosshair.

For greater certainty, eligible exploration expenditures ("Eligible Exploration Expenditures") shall be defined as all exploration expenditures and all property filing fees, including all reasonable technical reporting requirements.

Crosshair will act as operator in respect of all exploration programs on the Property throughout the term of this Agreement, subject to the Optionor's right to manage the exploration programs until the first anniversary of the Execution Date in accordance with the Management Contract attached as Schedule "F" hereto.

3. Share Payments

In order to keep the Option in good standing, Crosshair shall, in addition to the $4,000,000 in Eligible Expenditures set forth in section 2 hereof make, during the Option Period, the following Share payments to Optionor:

a. 20,000 Shares within five business days of the Execution Date;

b. 20,000 Shares on or before the first anniversary of the Execution Date;

c. 20,000 Shares on or before the second anniversary of the Execution Date; and

d. 20,000 Shares on or before the third anniversary of the Execution Date.

In lieu of making any or all of the payments in Shares in 3(b), 3(c), or 3(d) above, Crosshair may elect to make cash payments of $30,000 (on the basis of $1.50 cash in lieu of each Share).

4. Covenants of Crosshair

During the currency of this Agreement, Crosshair shall:

a. carry out and record work for assessment purposes and as required to maintain the Property in good standing and will file all property work for assessment purposes up to a maximum of ten years assessment credits; and making all other payments which may be necessary in that regard;

b. carry out exploration work on the Property in a good and workmanlike manner in accordance with good practice in the Canadian Mining industry, in compliance with applicable laws.

5. Covenants of the Optionor

The Optionor covenants with and represents and warrants to Crosshair that:

a. the Optionor has the authority to enter into this Agreement;

b. each of the mineral claims comprising the Property has been duly and validly located and recorded in accordance with the applicable laws of Newfoundland and are valid and subsisting mineral claims as of the date of execution and delivery of this Agreement;

c. the Property is in good standing, free and clear of all liens, charges and encumbrances;

d. the entering into of this Agreement does not violate any of the terms or conditions of the Underlying Agreements;

e. to the Optionor's knowledge, the Interest Holders are the beneficial and registered or recorded holder of a 100% undivided interest in the Property;

f. the Underlying Agreements are in good standing in all respects (including with respect to payments to be made thereunder) in full force and effect and unamended;

g. the Optionor is not in default, and is not aware of the Interest Holders being in default of any covenant or agreement arising under or by virtue of the Underlying Agreements;

h. the Underlying Agreements each constitute the entire agreement between the Optionor and the respective Interest Holders;

i. the Optionor has not transferred or encumbered or agreed to transfer or encumber the Underlying Agreements or all or any of its right, title or interest in or to the Underlying Agreements, except as provided for in this Agreement;

j. the Optionor has the exclusive right and authority to enter into this Agreement and to dispose of the Property in accordance with the terms hereof, and that no other person, firm or corporation has any proprietary or other interest in the same;

k. to the best of the Optionor's knowledge, information and belief, any and all previous work conducted on the Property was conducted in compliance with all applicable laws;

l. during the currency of the Option, and while the Optionor is contractor, the Optionor shall, subject to the provisions of section 2, 3 and 10 hereof requiring Crosshair not to be in default under the Option, do all things necessary to maintain the rights to the Property and, except as provided in section 12, shall not divest, discharge or allow any claim, lease or interest in the Property to lapse without the express prior written consent of Crosshair;

m. the Optionor will promptly provide Crosshair with any and all notices and correspondence from government agencies or the Interest Holders in regard to the Property, work conducted on the Property, or the Underlying Agreements; and

n. within 10 days of execution of this Agreement the Optionor shall make available to Crosshair all available technical data, geotechnical reports, maps, digital files and other data with respect to the Property in the Optionor's possession or control, including drill core (which Crosshair may log and sample).

The representations and warranties of the Optionor herein before set out form a part of this Agreement and are conditions upon which Crosshair has relied in entering into this Agreement and shall survive the acquisition of the Property by Crosshair.

6. Termination

Crosshair may elect to terminate this Agreement at any time after the Execution Date provided Crosshair has made the payment of 20,000 Shares required under section 3(a) and fulfilled the firm commitment under section 2(a) to incur not less than $750,000 on or before the first anniversary date of the Execution Date, by providing 30 days written notice to Optionor providing Crosshair agrees to be bound by the terms of this Agreement including those specifically in paragraph 7.

If this Agreement terminates prior to exercise of the Option, Crosshair will:

a. fund 100% of the costs of such reclamation, rehabilitation, restoration or abandonment work as may be required to be performed under applicable laws to the day of such termination or to make such other provision therefor as is acceptable to Optionor, acting reasonably; and

b. return all claims with a minimum of 100 days good standing regarding assessment work before the next assessment work anniversary date.

If Crosshair fails to meet any of the obligations set out in section 2, 3 and 10, in order to keep the Option in good standing, the Optionor shall deliver a notice to Crosshair specifying such failure and Crosshair shall have 30 days following receipt of such notice to make such payments or incur such Eligible Exploration Expenditure (or the applicable portion thereof or to pay the Optionor an amount equal to the applicable portion of such payment or Eligible Exploration Expenditure) or otherwise remedy such default. If Crosshair fails to make such payment or meet such Eligible Exploration Expenditures or otherwise remedy such default within thirty (30) days of Crosshair being notified by the Optionor, Crosshair shall be in default of the Option and shall forfeit all interest and rights in the Property and this Agreement.
In the event that Crosshair fails to meet the terms or conditions of this Agreement, the Optionor may as reasonably required seek remedy for any expenditures or loss incurred as a result of the default.

7. Dropping Claims

Crosshair shall, at any time during the Option Period on or after the completion of the first year exploration expenditures, be permitted to drop up to 50% of the mineral claims comprising the Golden Promise Property. To do so, it must provide written notice of its intention to drop the claims to the Optionor who shall then have a right for a period of 60 days to acquire the claims. Crosshair further agrees that any dropped claims will be returned to the Optionor with a minimum of 100 days good standing regarding assessment work before the next assessment work anniversary date.

8. Transfer of Property

a. Upon written request by Crosshair, the Optionor shall deliver to Crosshair in a timely manner duly executed transfers of the appropriate interest in the licenses forming the Property.

b. Crosshair shall be entitled to record such transfers at its own cost with the appropriate government office to effect legal transfer of such interest in the Property into the name of Crosshair, provided that Crosshair shall hold such interest in the Property subject to the terms of this Agreement, it being understood that the transfer of such legal title to Crosshair prior to the exercise of the Option is for administrative convenience only.

c. In the event of such transfer of licenses, Crosshair will provide all relevant claim information, including but not limited to any notices relating to the required payments, assessment work, or pending notices on such claims or licenses, in a timely manner to the Optionor while the Optionor is operator.

9. NSR Buy Down

Upon Crosshair earning an interest in the Property, Crosshair will also earn an equivalent interest in the right of Optionor to buy down any of the net smelter returns royalties granted in the Underlying Agreements.

10. Underlying Agreements

Crosshair acknowledges and agrees to be bound by the terms of the Underlying Agreements during the Option Period and to make the cash payments under the Underlying Agreements required to keep the Underlying Agreements in good standing. Any payments in shares required to be made under the Underlying Agreements will be made by the Optionor.

All monies that are held as security deposits with the Newfoundland Government as of the date of this Agreement will be refunded to Optionor upon filing of the required assessment work.

For Government grants received for work on the Property, as funded by Crosshair, such reimbursement cheques shall be paid to Crosshair.

11. Area of Interest

There shall be a prior area of interest (the "Prior Area of Interest") that is the same as that described in the Underlying Agreements. There shall also be, for the purposes of this Agreement, an area of interest ("AOI") that shall include all property within 2km from the outer boundary of the Property, as constituted at the date hereof.

If either party acquires property within the AOI or Prior Area of Interest, whether by map staking or through a third party, then the acquiring party shall offer the property to the other party for inclusion in the Property subject to the terms of this Agreement. If Crosshair acquires any such property during the Option Period, then those costs will be credited towards Eligible Exploration Expenditures. If the Optionor acquires property within the AOI or Prior Area of Interest during the Option Period and Crosshair accepts such property as part of the Property with written notice, then Crosshair shall pay and/or reimburse to the Optionor 100% of the acquisition costs, which shall be credited towards Eligible Exploration Expenditures.

The acquiring party shall offer the property within thirty (30) days of formal acquisition to the other party in writing for inclusion in the Property and the other party shall have thirty (30) days from the date of written notice by the acquiring party to accept the acquired property for inclusion in the Property. For greater certainty, if the other party does not accept the offer in writing within thirty (30) days, the other party shall be deemed not to have accepted the inclusion of the acquired property for inclusion into the Property.

For greater certainty, in the event that the 2 km AOI as defined in the Victoria Lake Property Agreement between Rubicon Minerals Corporation and International Lima Resources Corp. (now Crosshair) on the Victoria Lake Property, NL dated February 14, 2003, overlaps with the AOI defined in this section 11 and shown in Schedule A of this agreement, the Victoria Lake Property Agreement AOI shall supercede and take precedence.

Formal acquisition shall be the issuance date of a licence or licences for a staking application or the date when an option agreement is fully executed.

12. Assignment

This Agreement shall inure to the benefit of and be binding upon each party's assigns and successors.

In the event that either party wishes to assign or sell its interest in this Agreement or the Property, then such party shall offer the other party the right of first offer on its interest. Such right shall be exercisable within 30 days of either party receiving written notification from the other party of its intention to sell its interest ("Offered Interest").

However, notwithstanding any other term in this Agreement, in the event that either party should "spin off" their Newfoundland land holdings into a new company ("NfCo") through Plan of Arrangement or other similar corporate procedure or transaction, then such party may assign this Agreement to NfCo without the other party's consent upon the condition that NfCo undertakes in writing to be bound by this Agreement. Crosshair hereby acknowledges that the Optionor is proposing such corporate reorganization as is outlined in its news release dated November 21, 2005

For greater certainty, nothing contained in the provisions of this section 12 shall prevent any party from entering into any corporate reorganization, merger, amalgamation, takeover bid, plan of arrangement, or any other such corporate transaction which has the effect of, directly or indirectly, selling, assigning, transferring, or otherwise disposing of all or a part of the Offered Interest.

13. Formal Agreement and Joint Venture

In the event that Crosshair fulfills the requirements of the Option and thereby earns an undivided 60% right, title and interest in and to the Property, Crosshair and the Optionor will be deemed to have formed a joint venture with the initial participating interests therein being Crosshair 60% and the Optionor 40%. The parties agree to use their reasonable best efforts to complete a formal Joint Venture agreement prior to the end of the Option Period. The formal agreement would include but not be limited to the above terms and shall include those terms and items contemplated in Schedule G. In the event that such contemplated formal agreement is not completed, this Agreement shall remain in force and effect and the provisions set out in Schedule G shall govern the Joint Venture.

14. Confidentiality

The parties agree to keep all information pertaining to this Agreement and all data and information concerning the Property confidential unless required by regulatory or similar related disclosure. Subject to applicable law, both Optionor and Crosshair agree to provide the other with a minimum of 48 hours to review any news releases pertaining to this Agreement or the Property. Each party shall be permitted to make comments on each release, and the other party agrees to take such comments into account before issuing any release.

15. Reports

If at any time during the Option Period the Optionor is not the contractor for the exploration programs, Crosshair shall, as Operator, provide monthly summary technical and accounting reports to Optionor. While the Optionor is contractor, it shall furnish monthly summary reports and accounting reports to Crosshair.

16. Notice

Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered or if mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by prepaid telegram or by telecopier, in the case of the Optionor addressed as follows:

Suite 1540 – 800 West Pender Street
Vancouver, British Columbia, V6C 2V6
Attention: Michael Vande Guchte
Telephone No.: 604.623.3333
Fax: 604.623.3355
Email: mikevg@rubiconminerals.com

and in the case of Crosshair addressed as follows:

Suite 1240, 1140 West Pender Street
Vancouver, BC, V6E 4G1
Attention: Mark J. Morabito, President
Telephone No.: 604.681.8030
Fax: 604.681.8039
Email: mark@crosshairexploration.com

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed, or telegraphed, on the third business day after the date of mailing or telegraphing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

17. Counterparts

This Agreement, notices and future amendments, if any, associated with it may be signed by facsimile in as many counterparts as may be required.

18. Arbitration

Any dispute or conflict between the parties concerning this Agreement which cannot be settled by them shall be submitted firstly to a mutually agreeable mediator who will have no authority to bind the parties and, in the event that mediation efforts are unsuccessful, to a single arbitrator pursuant to the provisions of the ***Commercial Arbitration Act (British Columbia)*** or, if the parties cannot agree upon a single arbitrator, to three arbitrators, one appointed by Crosshair, one appointed by the Optionor and a third appointed by the arbitrators appointed by Crosshair and the Optionor. Arbitration proceedings shall take place in Vancouver, British Columbia, at such place that the arbitrator or arbitrators shall determine.

19. Prior Agreements

This Agreement supersedes and replaces all prior agreements between the parties hereto with respect to the Property, which said prior agreements shall be deemed to be null and void upon the execution hereof.

20. Governing Law

This Agreement will be interpreted in accordance with the laws of the Province of British Columbia and will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns

IN WITNESS WHEREOF the parties hereto have hereunto executed these presents as of the day and year first above written.

RUBICON MINERALS CORPORATION

Authorized Signatory

J. Garfield MacVeigh
Chairman of the Board

CROSSHAIR EXPLORATION & MINING CORP.

Authorized Signatory

Schedule A

Golden Promise Property Claims

Licence #	# of Claims	NTS	Sec Deposit	Renewal Date	Report Due	Expenditures Required
8904M	6	12A/16	$ 0.00	9 July 2007	7 September 2006	$600.93 by 09 July 2006
8947M	22	12A/16	$ 0.00	19 July 2007	18 Sept 2006	$3,834.18 by 19 July 2006
11017M	112	12A/16	$ 0.00	18 Dec 2008	16 Feb 2007	$29,340.19 by 18 Dec 2006
11028M	256	12A/16	$ 0.00	21 June 2007	21 Aug 2007	$85,929.15 by 21 June 2008
11029M	256	12A/16	$ 0.00	21 June 2007	21 Aug 2006	$80,698.88 by 21 June 2008
11033M	256	02D/13-12A/16	$ 0.00	21 June 2007	21 Aug 2006	$99,928.62 by 21 June 2008
11034M	217	12A/16	$ 0.00	21 June 2007	21 Aug 2006	$94,636.18 by 21 June 2009
11057M	42	12A/16	$0.00	28 Oct 2009	27 Dec 2006	$5,398.54 by 28 Oct 2006
11062M	147	12A/16	$ 0.00	19 July 2007	18 Sept 2006	$49,502.14 by 19 July 2006
11347M	110	02D/13	$ 0.00	4 October 2007	5 Dec 2006	$30,441.58 by 04 October 2006
TOTAL:	1424					

Schedule A

Golden Promise Property Claims


460000
465000
470000
475000
480000
485000
490000
495000
500000
5370000
5365000
5360000
5355000
5350000
5345000
N
5000 0 5000 Meters
Legend
Three Angle Pond Property
Mercer Golden Promise AOI (3 km)
NTS Map Sheets
Roads
Rivers and Streams
Lakes and Ponds

Schedule B

Underlying Agreement

May 22, 2002 Letter Agreement
between William Mercer and Rubicon Minerals Corporation
on the Golden Promise Property



RUBICON

Mr. William Mercer
Box 182
Badger, Newfoundland
A0H 1A0

CONFIDENTIAL

SENT BY FAX
709.539.2524

May 22, 2002

**LETTER AGREEMENT BETWEEN
WILLIAM MERCER
AND
RUBICON MINERALS CORPORATION
ON THE GOLDEN PROMISE PROPERTY**

Dear William,.

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to William Mercer (the "Owner") to allow Rubicon to acquire 100% interest in 3 mineral licences (the "Golden Promise Property", the "Property") located on NTS 12A16, Newfoundland and detailed in Schedule A. The Owner warrants that he controls a 100% interest in the Property and is duly entitled to enter into an agreement on this Property.

The Owner warrants that he will provide Rubicon with all data related to the Property as part of this Agreement. The Owner acknowledges that Rubicon has contributed map-staked claims to the Property as specified in Schedule A.

In exchange for a 100% interest in the Property, Rubicon offers the following terms:

1) Rubicon will make the following cash and share payments to the Owner:

	C$	Shares
On signing (after regulatory approval)	15,000	0
On or before June 1, 2003	40,000	20,000
On or before June 1, 2004	50,000	30,000
On or before June 1, 2005	50,000	50,000
On or before June 1, 2006	75,000	0

2) Rubicon will grant a 2.0% Net Smelter Return ("NSR") to the Owners on the Property for which a 1.0% NSR will be purchasable by Rubicon from the Owners at any time for $1,000,000 (NSR details are attached as Schedule B) which may be purchased for $500,000 for 0.5% each. Rubicon has a right of first refusal on the remaining 1.0% NSR.

3) Rubicon will make annual advance royalty payments of $20,000 to the Owners starting on June 1, 2007. These advance royalty payments shall be deductible from future Net Smelter Return royalties.



RUBICON

4) During this Agreement, Rubicon shall receive all map-staking security deposit monies from the Owner upon filing assessment work to recoup these costs for any claims staked by Rubicon.

5) There shall be a mutual area of interest ("Area of Interest") of 3 kilometres (subject to any pre-existing areas of influence), from the perimeter of the Property (Schedule A), on unstaked lands. Should Rubicon map-stake within the Area of Interest, at its sole discretion, those claims shall become part of the Property at no cost to the Owner. Should the Owner map-stake in the Area of Interest, these claims shall be offered to Rubicon for the map-staking costs paid to the Newfoundland Government (which costs shall be in turn recouped from the Newfoundland Government by Rubicon by filing the necessary assessment work). Rubicon shall have 30 days to make the election of whether or not to include the new claims from the Owner.

6) Rubicon may assign this Agreement in part or whole to any third party at any time.

7) Upon completion of the schedule of payments as contemplated by 1) above, Rubicon may request the Property title be transferred to its name at its cost.

8) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owner.

9) This Agreement shall be open to acceptance until May 22, 2002 at 9:00pm Vancouver time.

10) Rubicon may elect to drop any or all claims covered by Schedule A of this Agreement by providing 30 days notice to the Owner and returning the claims in 90 days good standing from the date of notice.

11) All data and information provided to the Owner with respect to the Property shall be treated as and kept confidential unless it is in the public domain. The Owner shall not disclose such confidential data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by Rubicon.

12) This Agreement is subject to regulatory approval and due diligence of Schedule A.

13) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

14) This Agreement supercedes any previous agreements or discussion on the Property and shall be the entire agreement.

15) All references to dollars in this Agreement shall be in Canadian dollars unless otherwise specified.

16) This Agreement may be signed in counterparts and/or by facsimile, as required.

MAR-31-2006 16:36 FROM RUBICON MINERALS TO Mike VG P.03



RUBICON

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return one original to Rubicon.

Yours sincerely,

Per: [signature]

Michael J. Gray
VP Exploration
Rubicon Minerals Corporation

Michael J. Gray executed this agreement in my presence this 8th day of August, 2002.

[signature]

DON COLLIE
Barrister and Solicitor
DAVIS & COMPANY
2800 - 666 Burrard Street
Vancouver, BC V6C 2Z7

Cc: David Adamson, President and J. Garfield MacVeigh, Chairman of the Board

Accepted this 22nd day of May, 2002

[signature]
William Mercer

DORA WELLS
A Commissioner for Oaths in and for the Province of Newfoundland. My commission expires December 31, 2004.

Dora Wells

This INSTRUMENT is hereby approved this 11th day of Aug. 20 02 by
for AWTaylor
MINISTER OF MINES AND ENERGY

REGISTERED: this 15th day of Aug 20 02
in accordance with Sec. 6, the Mineral Act RSN 1990
Vol. 21 Fol. 7 Receipt No. N/A
[signature]
MINERAL CLAIMS RECORDER

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street, Vancouver, BC CANADA V6E 4A6
Tel: 604.623.3333 Toll free: 866.365.4706 Fax: 604.623.3333 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com



RUBICON

SCHEDULE A

**TO THE LETTER AGREEMENT BETWEEN
WILLIAM MERCER
AND
RUBICON MINERALS CORPORATION
ON THE GOLDEN PROMISE PROPERTY**

Property Description

The Golden Promise Property is comprised of map-staked claims located in the Exploits River area, Province of Newfoundland, more particularly described as follows:

MAP LICENCE #	# UNITS	ISSUE DATE	RECOREDED HOLDER	NTS
8864M	12	June 25/02	Nfld Dimension Stone	12A/16
8859M	12	June 21/02	Nfld Dimension Stone	12A/16
8868M	168	June 25/02	Rubicon Minerals Corporation	12A/16

Due diligence accepted this 26th day of July, 2002.

By: [signature]

Michael J. Gray
VP Exploration, Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street, Vancouver, BC CANADA V6E 4A6
Tel: 604.623.3333 Toll free: 866.365.4706 Fax: 604.623.3333 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com



RUBICON

SCHEDULE B

TO THE LETTER AGREEMENT BETWEEN
WILLIAM MERCER
AND
RUBICON MINERALS CORPORATION
ON THE GOLDEN PROMISE PROPERTY

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the 2.0% Net Smelter Returns Royalty (the "Royalty") payable in connection with the Golden Promise Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and William Mercer (the "Owner", "Vendor"), dated May 22, 2002 concerning the Property.

1. **Definition of Net Smelter Returns.** "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Claims, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Claims, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Claims, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty.** The Payee's interest in the Royalty is a non-participating interest in the Claims which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Claims as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Claims; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Claims; (c) entitle the Payee to any partition of the Claims; or (d) entitle the Payee to any ownership interest in any improvements on the Claims, equipment and other personal Claims located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Claims.



RUBICON

3. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Claims, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Claims at such place or places as it may elect, either upon the Claims or upon other Claims.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Claims. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Claims, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the May 22, 2002 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owner occurring after May 22, 2003 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by



RUBICON

a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Claims, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Claims. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Claims.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

First Amendment to the Letter Agreement Dated May 22, 2002 between William Mercer and Rubicon Minerals Corporation

THIS FIRST AMENDMENT is made and entered into as of July 17, 2003, between Rubicon Minerals Corporation ("Rubicon") and William Mercer (the "Owner").

WHEREAS, Rubicon and the Owner heretofore entered into that certain Letter Agreement dated May 22, 2002 (the "Agreement"); and

WHEREAS, Rubicon and the Owner wish to make this first amendment to the Agreement to clarify certain properties or interests owned or under the control of the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. That section 7) in the Agreement shall be amended by adding a sentence to state the following:

   "Rubicon may at any time request that the Property be transferred to Rubicon at its sole cost during the option period. Upon such transfer, Rubicon shall hold title to the Property in trust and subject to this Agreement. If Rubicon or the third party elect to terminate the Agreement, the Property shall be returned to the Owner at no cost to the Owner.

2. The portions of mineral licences that have been map-staked by Rubicon that lie within the three (3) km Area of Interest as set out in section 5) of the Agreement are described as Schedule C shall become the "Area of Interest Claims" and are further described in Schedule D. Both Schedule C and Schedule D are attached hereto and made part of the Agreement.

3. That section 17) shall be added to the Agreement as follows:

   "If Rubicon is in default under the terms of the Agreement, then the Owner shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period), taken reasonable steps to cure the default or dispute the default, then the Owner shall be entitled to seek any remedy it may have on account of such default."

   "In the event Rubicon enters into an agreement with a third party (the "Third Party") concerning the Mercer Licences, and remains in default of the Agreement, following the Rubicon Default Period, then the Owner shall provide additional written notice to the Third Party specifying the default. The third party shall have an additional thirty (30) days (the "Third Party Default Period") to remedy or dispute the default. If no reasonable steps are taken to

cure the default or dispute the default by the Third Party, then the Owner shall be entitled to seek any remedy it may have on account of such default."

"Rubicon or its assigns will not lose any rights during the period when in good faith they are or have disputed the notice of default."

4. That section 18) shall be added to the Agreement as follows:

"This Agreement shall enure to the benefit of and be binding upon their respective successors and assigns."

Except as hereinabove amended, all terms and conditions of the Agreement shall remain unchanged and the Agreement is in full force and effect.

In witness whereof, the parties hereto have caused this First Amendment to the Agreement to be duly executed by its authorized representative as of the date first set forth above.

Rubicon Minerals Corporation

Per: [signature]
Title: President & CEO

Accepted this 29 day of July, 2003

[signature]
William Mercer

Second Amendment to the Letter Agreement Dated May 22, 2002 between William Mercer and Rubicon Minerals Corporation

THIS SECOND AMENDMENT is made and entered into as of July 27, 2003, between Rubicon Minerals Corporation ("Rubicon") and William Mercer (the "Owner").

WHEREAS, Rubicon and the Owner heretofore entered into that certain Letter Agreement dated May 22, 2002 (the "Agreement"); and

WHEREAS, Rubicon and the Owner wish to make this second amendment to the Agreement to clarify certain properties or interests owned or under the control of the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. That the NSR provision of the Agreement shall apply to those claims described hereunder (the "Annexed Claims") but the Annexed Claims shall not form part of the Area of Interest as defined in the Agreement.

Annexed Claims Description

From a starting point at 568000E, 5425000N,
then 3000 meters south to 568000E, 5422000N,
then west (approximately 815m) to the 3km AOI boundary,
then northwest following the 3km AOI boundary to 565000E, 5423000N,
then 2000 meters north to 565000E, 5425000N,
then 3000 meters east to starting point at 568000E, 5425000N.

Coordinate descriptions for the Annexed Claims (above) are in NAD 27 UTM coordinates. The Annexed Claims are contiguous with the Area of Influence as defined in the Agreement and form part of mineral licences 8950M and 9105M. For greater clarification the annexed claims are shown on Schedule A to this Second Amendment to the Agreement.

2. The Owner acknowledges that the Area of Influence shall remain as described in the Agreement and that the Owner has no right, nor claim to any right, pertaining to any of the claims or licences outside of the Area of Influence, whether or not staked, or owned, or optioned by Rubicon and whether or not existing as of the date of this Amendment, except as granted herein.

Except as hereinabove amended, all terms and conditions of the Agreement shall remain unchanged and the Agreement is in full force and effect. This Amendment shall enure to the benefit of, and be binding upon, their respective heirs and successors.

In witness whereof, the parties hereto have caused this Second Amendment to the Agreement to be duly executed by its authorized representative as of the date first set forth above.

Rubicon Minerals Corporation

Per: [signature]
Title: President – CEO

Accepted this 29 day of July, 2003

[signature]
William Mercer

Third Amendment to the Letter Agreement Dated September 1, 2003 between William Mercer and Rubicon Minerals Corporation

THIS THIRD AMENDMENT is made and entered into as of September 1, 2003, between Rubicon Minerals Corporation ("Rubicon") and William Mercer (the "Owner").

WHEREAS, Rubicon and the Owner heretofore entered into that certain Letter Agreement dated May 22, 2002, as amended by a first amending agreement dated July 17, 2003 and a second amending agreement dated July 27, 2003 (the "Agreement");

WHEREAS, Rubicon and the Owner wish to make this third amendment to the Agreement to provide for the immediate issuance and delivery into escrow of 80,000 common shares of Rubicon.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. That Section 1 in the Agreement be amended by adding the following paragraph to the end of the Section:

> "Provided that, the Owner and Rubicon hereby agree that the 30,000 common shares to be issued on or before June 1, 2004 and the 50,000 common shares to be issued on or before June 1, 2005 shall be issued in the name of the Owner and delivered into escrow as soon as practicable after August 28, 2003 pursuant to an escrow agreement among the parties and a mutually acceptable escrow agent. Such escrow agreement shall provide for the release of the shares to the Owner in the amounts and on or before the dates specified above, upon notification provided to the Escrow Agent by Rubicon, unless Rubicon terminates the Agreement pursuant to Section 8, in which case all remaining escrowed shares shall be returned to Rubicon. The escrow agreement shall contain such further terms and conditions as are acceptable to the parties.

NF420.04.04.001

Except as hereinabove amended, all terms and conditions of the Agreement shall remain unchanged and the Agreement is in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to the Agreement to be duly executed by its authorized representative as of the date first set forth above.

Rubicon Minerals Corporation

Per: ____________________

Title: Chairman of the Board

Accepted this 1st day of September, 2003

____
William Mercer

Schedule C

Underlying Agreement

July 11, 2003 Royalty Letter Agreement
between Allan Keats and Rubicon Minerals Corporation
on Three Angle Pond Property, NL



RUBICON

Mr. Allan Keats
General Delivery
Benton, NL
A0G 1C0

CONFIDENTIAL

July 11, 2003

**ROYALTY LETTER AGREEMENT BETWEEN
ALLAN KEATS
AND
RUBICON MINERALS CORPORATION
ON THREE ANGLE POND PROPERTY, NL**

Dear Al,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer the following terms in this Royalty Letter Agreement (the "Agreement") to Allan Keats ("Keats") in consideration of Keats assistance to Rubicon in acquiring mineral licence 8949M comprising the Three Angle Pond Property, (the "Property") located in the Badger area, NTS 12A/16, Newfoundland and is detailed in the attached Schedule A.

Keats acknowledges that Rubicon owns a 100% recorded and beneficial interest in the Property.

Keats warrants that he will provide Rubicon with all data related to the Property as part of this Agreement.

1) Rubicon shall grant a one (1)% Net Smelter Return Royalty ("NSR") to the Owner on the Property of which a 0.5% NSR (50% of the NSR) will be purchasable by Rubicon from the Owner at any time for $250,000 (NSR details are attached as Schedule B). Rubicon has a right of first refusal on the remaining 0.5% NSR.

2) Rubicon shall pay the Owner a one time cash payment of $1,000 should ten (10) drill holes be completed by Rubicon on the Property. Each drill hole must exceed the length of 15 metres. Should Rubicon drill an aggregate of fifty (50) drill holes on the Property, Rubicon shall make a second one time cash payment of $5,000 to the Owner.

3) If a bankable feasibility study is completed on the Property, Rubicon shall pay the Owner a one time cash payment of $25,000 on completion of this study.

4) If the Property is sub-optioned, then Rubicon will pay the Owner 10% of the option cash payments Rubicon receives from the sub-optionee. If the Property forms a part of a larger property sub-option agreement, then the Owner shall receive a pro rata share of the cash payments based on the Property size with respect to the entire sub-optioned property.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

5) Rubicon may assign, sell, convey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party at any time.

6) If at anytime the Owner elects to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon shall be entitled to a right of first refusal in respect thereof.

7) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owner and shall transfer the Property to the Owner at no cost to the Owner.

8) Rubicon may elect to drop the mineral licence or any minerals claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owner and returning the mineral licence or mineral claims in 60 days good standing.

9) If Rubicon is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default. In the event Rubicon enters into an agreement with a third party (the "Third Party") concerning the Property, and remains in default of the Agreement, following the Rubicon Default Period, then the Owners shall provide additional written notice to the Third Party specifying the default. The Third Party shall have an additional thirty (30) days (the "Third Party Default Period") to remedy or dispute the default. If no reasonable steps are take to cure the default or dispute the default by the Third Party, then the Owners shall be entitled to seek any remedy it may have on account of such default. Rubicon or its assigns will not lose any rights during the period when in good faith they are or have disputed the notice of default.

10) Rubicon shall be entitled to receive all security deposits held by the Newfoundland Government related to the mineral claims comprising the mineral licences in Schedule A providing it performs the required assessment work.

11) All data and information provided to the Owner with respect to the Property shall be treated as and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or consented to by the other party.

12) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

13) This Agreement supercedes any previous agreements or discussions on the Property and shall be the entire agreement.

14) All reference to dollar amounts contained in this Agreement are referenced to Canadian funds.



RUBICON

15) This Agreement will be closed and binding upon completion and execution in the space provided below.

16) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

17) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

18) This Agreement shall be open to acceptance until 6 August, 2003 at 5:00 pm (Newfoundland time).

19) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,

Rubicon Minerals Corporation

J. Garfield MacVeigh
Chairman of the Board

Cc: Michael J. Gray
V.P. Exploration

Accepted this 5 day of August 2003:

Allan Keats

DARREN HART
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My Commission expires on December 31, 2003.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE A

TO THAT PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN ALLAN KEATS AND RUBICON MINERALS CORPORATION ON THE THREE ANGLE POND PROPERTY, NL

Property Description

The Three Angle Pond Property is comprised of one mineral licence totaling sixty-two mineral claims claims located in the Electoral District of 14 Grand Falls-Buchans, NTS 12A/16, Province of Newfoundland, more particularly described as follows:

LICENCE NO.	CLAIMS	ISSUE DATE	RECORDED HOLDER
8949M	62	July 19, 2002	Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE B

TO THAT PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN ALLAN KEATS AND RUBICON MINERALS CORPORATION ON THE THREE ANGLE POND PROPERTY, NL

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the Badger Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Al Keats (the "Owner", "Vendors"), dated July 11, 2003 concerning the Property.

1. Definition of Net Smelter Returns. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Property, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. Certain Characteristics of the Royalty. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Property; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the



RUBICON

Payee to any partition of the Property; or (d) entitle the Payee to any Ownership interest in any improvements on the Property, equipment and other personal Property located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.

3. Commingling. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. Stockpiling. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other Property.

5. Calculation and Delivery of Royalty Payments. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. Audit. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. Method of Making and Reporting Payments. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.



RUBICON

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the July 11, 2003 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owner occurring after July 11, 2004 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties.**

(1) No Obligation. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Property, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) Hedging. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Property. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Property.

(3) Advance Royalty Payments. Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. Arbitration. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall



RUBICON

further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com

Schedule D

Underlying Agreement

August 4, 2003 Purchase and Royalty Letter Agreement between Al Keats, Kevin Keats and Peter Dimmell and Rubicon Minerals Corporation on the Tom Joe Property, NL

&

Termination Notice of the Tom Joe Agreement



RUBICON

Mr. Al Keats,	Mr. Kevin Keats	Peter Dimmell
General Delivery	P.O. Box 70,	56 Carpasian Rd.
Benton, NL	Gambo, NL	St. John's, NL
A0G 1C0	A0G 2E0	A1B 2R2

CONFIDENTIAL

August 4, 2003

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN AL KEATS, KEVIN KEATS & PETER DIMMELL AND RUBICON MINERALS CORPORATION ON THE TOM JOE PROPERTY, NL

Dear Al, Kevin and Peter,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to Al Keats, Kevin Keats and Peter Dimmell (collectively the "Owners") to allow Rubicon to acquire 100% undivided interest in six mineral claims comprising the Tom Joe Property, (the "Property") located in the Tom Joe Brook area, NTS 12A/16, Newfoundland covering mineral licence 4932M and detailed in Schedule A.

The Owners represent and warrant to Rubicon that they own a 100% recorded and beneficial interest in the Property, the Property is free and clear of all charges, liens and other encumbrances and they are duly entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Agreement.

In exchange for a 100% undivided interest in the Property, Rubicon offers the following terms:

1) Rubicon will make the following cash payments totaling $ 49,000 (Canadian) to the Owners (1/3 portion to each of the Owners):

On signing	$ 5,000 (paid October 2, 2002)
On or before Sept 19, 2003	$ 8,000
On or before Sept 19, 2004	$12,000
On or before Sept 19, 2005	$24,000

2) Upon the Owners receipt of the cash payments totaling $49,000, Rubicon shall have acquired a 100% registered and beneficial interest in and to the Property.



RUBICON

3) On exercise of its option, Rubicon will grant a 2.5% Net Smelter Return Royalty ("NSR") to the Owners on the Property for which a 1.5% NSR (60% of the NSR) will be purchasable by Rubicon from the Owners at any time for $1,500,000 (NSR details are attached as Schedule B). The NSR is also purchasable for $500,000 for each 0.5% NSR. Rubicon has a right of first refusal on the remaining 1.0% NSR.

4) Rubicon shall grant the Owners an additional 1% NSR as defined in the attached Schedule B, (the "Surrounding NSR") on any mineral claims staked by Rubicon and lying wholly within two (2) kilometers from the outside boundary of the mineral licence 4932M, (the "Area of Interest"), but excludes any mineral claims lying within pre-existing areas of interest agreed to by Rubicon with other parties. Rubicon shall have no obligations to maintain or hold the mineral claims within the Area of Interest. Rubicon shall have the right to purchase 0.5% of the Surrounding NSR for $500,000 and shall have the right of first refusal on the remaining Surrounding NSR.

5) During the currency of the Agreement, Rubicon will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon sees fit.

6) Rubicon may assign, sell, convey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party at any time.

7) If at anytime the Owners elect to sell, convey, transfer or otherwise dispose of all or any portion of their interest in the Agreement or Property, Rubicon shall be entitled to a right of first refusal in respect thereof.

8) Rubicon may at any time request that the Property be transferred to Rubicon at its cost. In the event Rubicon elects to terminate the Agreement, Rubicon will return the Property to the Owners at no cost to the Owners.

9) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

This Agreement shall be open to acceptance until 15 August, 2003 at 5:00 pm PST.

Rubicon may elect to drop any or all mineral licences or mineral claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owners and returning the mineral claims in 90 days good standing.

Rubicon shall be entitled to receive all security deposits held by the Newfoundland Government related to the mineral claims in Schedule A and any mineral claims acquired within the Area of Interest providing it performs the required assessment work.

13) All data and information provided to the Owners with respect to the Property shall be treated as and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.




RUBICON

The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

This Agreement is subject to the due diligence of Schedule A.

This Agreement supercedes any previous agreements or discussions on the Property and shall be the entire agreement.

If Rubicon is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default. In the event Rubicon enters into an agreement with a third party (the "Third Party") concerning the Property, and remains in default of the Agreement, following the Rubicon Default Period, then the Owners shall provide additional written notice to the Third Party specifying the default. The Third Party shall have an additional thirty (30) days (the "Third Party Default Period") to remedy or dispute the default. If no reasonable steps are take to cure the default or dispute the default by the Third Party, then the Owners shall be entitled to seek any remedy it may have on account of such default. Rubicon or its assigns will not lose any rights during the period when in good faith they are or have disputed the notice of default.

18) All reference to dollar amounts contained in this Agreement are referenced to Canadian funds.

19) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

20) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

21) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

22) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,
Rubicon Minerals Corporation

Per:
Title: Chairman of the Board

Cc: J. Garfield MacVeigh –Chairman of the Board

DARREN HART
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My Commission expires on December 31, 2003.

Accepted this 5 day of August, 2003:

Al Keats

Kevin Keats

Peter Dimmell

JAMES P. HINCHEY
A Commissioner for Oaths in and for the Province of Newfoundland.
My commission expires on December 31 2006.

This INSTRUMENT is hereby approved this 11th day of August 2003 by
for A W Taylor
MINISTER OF MINES AND ENERGY

REGISTERED: this 11th day of Aug. 2003
In accordance with Sec. 6, the Mineral Act RSNL 1990
Vol. 30 Fol. 216 Receipt No. 1018
MANAGER-MINERAL RIGHTS
(Mineral Claims Recorder)

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE A

**TO THE LETTER AGREEMENT DATED AUGUST 4, 2003 BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE TOM JOE PROPERTY, NL**

Property Description

The Tom Joe Property is comprised of six claims located in the Electoral District of 14 Grand Falls-Buchans, NTS 12A/16, Province of Newfoundland, more particularly described as follows:

LICENCE NO.	CLAIMS	ISSUE DATE	RECORDED HOLDER
4932M	6	10 June 1996	Kevin Keats

Due diligence accepted this 5th day of August, 2003

By:

J. Garfield MacVeigh, Chairman
Rubicon Minerals Corporation



RUBICON

SCHEDULE B

**TO THE LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE TOM JOE PROPERTY,NL**

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the Tom Joe Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Al Keats, Kevin Keats and Peter Dimmell (the "Owners", "Vendors"), dated August 4, 2003 concerning the Property.

1. Definition of Net Smelter Returns. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. Certain Characteristics of the Royalty. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Property; (b) entitle the Payee to grant to third parties



RUBICON

leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the Payee to any partition of the Property; or (d) entitle the Payee to any ownership interest in any improvements on the Property, equipment and other personal Property located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.

3. Commingling. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. Stockpiling. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other Property.

5. Calculation and Delivery of Royalty Payments. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. Audit. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. Method of Making and Reporting Payments. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of



RUBICON

the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. Commercial Production

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the August 4, 2003 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owners occurring after January 8, 2004 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. Additional Agreements of the Parties.

(1) No Obligation. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Property, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) Hedging. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Property. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Property.

(3) Advance Royalty Payments. Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. Arbitration. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so



RUBICON

selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

August 17, 2005

Allan Keats
Genral Delivery
Benton, NL
A0G 1C0

Kevin Keats
P.O. Box 10
Gambo, NL
A0G 2E0

Peter Dimmell
56 Carpasian Rd.
St. John's, NL
A1B 2R2

CONFIDENTIAL

RE: Termination of the Purchase and Royalty Letter Agreement between Al Keats, Kevin Keats & Peter Dimmell and Rubicon Minerals Corporation on the Tom Joe Property, NL

Dear Al, Kevin and Peter:

It is with regret that Rubicon Minerals Corporation ("Rubicon") has decided to terminate the **Purchase and Royalty Letter Agreement between Al Keats, Kevin Keats & Peter Dimmell and Rubicon Minerals Corporation on the Tom Joe Property, NL** dated August 4, 2003 (the "Agreement"), as contemplated under section 9 of the Agreement. An original notice was sent via email from **David Copeland**, dated August 17, 2005 at ~~11:00~~ 11:45 AM (NT), notifying the property vendors of the plans to terminate the Agreement. An original signed document will be forwarded by express post.

These claims (licence 4932M) are being returned in more than 90 days good standing as outlined in section 9 of the Agreement. This licence is in good standing until June 10, 2007.

Kindly acknowledge receipt of this termination notice by each signing and returning the enclosed copy of this letter. Please have a notary public witness your signature prior to returning the letter.

Yours sincerely,

David Copeland, Exploration Manager (Newfoundland)

RUBICON MINERALS CORPORATION

Per: [signature]
Authorized Signatory

Notice of receipt acknowledged this 23rd day of August, 2005

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com
VSE:RMX



RUBICON

Per: ____________________
Al Keats

Per: ____________________
Kevin Keats

Per: ____________________
Peter Dimmell

Cc: Garfield MacVeigh, Chairman of the Board
Steve House, Project Geologist and Land Manager

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com
VSE.RMX

Schedule E

Underlying Agreement

**June 14, 2004 Purchase and Royalty Letter Agreement
between Stephen Courtney and Newfoundland & Labrador Minerals Ltd.
and Rubicon Minerals Corporation
on the OB Property, NL**

RUB ICON

Mr. Stephen Courtney
10 Main Street West Extension
Grand Falls-Windsor, NL
A2B 1J8

And

Newfoundland & Labrador Minerals Ltd.
P.O. Box 11, Site 7, R.R.# 1 Placentia, NL
AOB 2YO

CONFIDENTIAL

June 14, 2004

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEIN
STEPHEN COURTNEY AND NEWFOUNDLAND & LABRADOR MINERALS LTD.
AND
RUBICON MINERALS CORPORATION
ON THE OB PROPERTY, NL

Dear Stephen and George,

Rubicon Minerals Corporation ("Rubicon") Is pleased to offer option terms in this Letter Agreement (the "Agreement") to Stephen Courtney and Newfoundland & Labrador Minerals Ltd. (the "Owners") to allow Rubicon to acquire an undivided 100% Interest *in* one (1) Mineral licence totaling six (6) mineral claims comprising the OB Property (the "Property") located south-southwest *of* Badger, NTS 12A116, Newfoundland and detailed In Schedule A.

The Owners represent and warrant to Rubicon that they *are* the registered and beneficial owners *of* a 100% Interest In the Property, the Property is in good standing with respect to the performance *of* all obligations applicable under all laws *of* the Province *of* Newfoundland and Labrador, the Property Is *free* and clear *of* all charges, liens and other encumbrances and they are duty entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part *of* this Agreement.

In exchange for a 100% Interest in the Property Rubicon offers the following terms:

1)

Rubicon will make the following cash payments totaling $35,000 (the "Purchase Price") to the Owners:

Within 10 days *of* Agreement acceptance date	$5,000
On or before June 14, 2005	$5,000
On or before June 14, 2006	$10.000
On or before June 14, 2007	$15,000

Upon receipt by the Owner *of* the Purchase Price, Rubicon shall have acquired a 100% registered and beneficial interest in and to the Property.



RUBICON

2) On exercise of its option, Rubicon will grant a 2% Net Smelter Return Royalty ("NSR") to the Owner on the Property of which a 1% NSR (50% of the NSR) will be purchasable by Rubicon from the Owners at any time for $1,000,000 (NSR details are attached as Schedule B). Rubicon has a right of first refusal on the remaining 1% NSR.

3) No Area of Interest is implied or granted on lands surrounding the property outlined in Schedule A or any other ground held by Rubicon or it's partners.

4) During the currency of the Agreement, Rubicon will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon sees fit.

5) Rubicon may assign, sell, convey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party at any time.

6) If at any time the Owners elect to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon shall be entitled to a right of first refusal in respect thereof.

7) Rubicon may at any time request that the Property be transferred to Rubicon at its sole cost. In the event Rubicon elects to terminate the Agreement, Rubicon will return the Property to the Owners at no cost to the Owners.

8) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

9) This Agreement shall be open to acceptance until June 21, 2004 at 5:00pm (Newfoundland time).

10) Rubicon may elect to drop any or all mineral licences or mineral claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owners and returning the mineral licences or mineral claims in 60 days good standing.

11) Rubicon shall be entitled to receive all security deposits held by the Newfoundland and Labrador Government related to the mineral claims comprising the mineral licences in Schedule A providing it performs the required assessment work.

12) All data and information provided to the Owner with respect to the Property shall be treated and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

13) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

14) This Agreement is subject to satisfactory due diligence examination of the Property by Rubicon before June 21, 2004.

15) This Agreement supersedes any previous agreements or discussions on the Property and shall be the entire agreement.

16) All reference to dollar amounts contained in this Agreement shall refer to Canadian funds.

17) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.



RUBICON

18) If Rubicon is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period"), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default.

19) Any notice required to be given under this Agreement shall be deemed to be given if delivered or mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by telecopier, in the case of the Owners addressed as follows:

Mr. Stephen Courtney
10 Main Street West Extension
Grand Falls-Windsor, NL
A2B 1J8

And in the case of Rubicon addressed as follows:

Mr. Michael J. Gray, VP Exploration
Suite 888 - 1100 Melville Street
Vancouver, BC V6E 4A6
Fax: 604-623-3355

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed on the third business day after the date of mailing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

20) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

21) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,
Rubicon Minerals Corporation

J. Garfield MacVeigh, Chairman of the Board

Cc: Michael J. Gray, VP Exploration

Accepted this ____ day of June, 2004:

RUBICON

STEPHEN COURTNEY

NOTARY PUBLIC

NEWFOUNDLAND & LABRADOR MINERALS LTD.

NOTARY PUBLIC

11 June 2004.

Fred A. Whelan
Notary Public for Newfoundland
Box 53, Jerseyside, P. Bay
Nfld. A0B 2G0



RUBICON

SCHEDULE A

**TO THE PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
STEPHEN COURTNEY AND GEORGE LANNON
AND
RUBICON MINERALS CORPORATION
ON THE OTTER BROOK PROPERTY, NL**

Property Description

The Property is comprised of one Mineral Licence totaling six (6) mineral claims located south – southwest of Badger, Newfoundland, NTS 12A/16, more particularly described as follows:

Mineral Licence No.	No. of Claims	Issue Date	Recorded Holder
8904M	6	July 9, 2002	Stephen Courtney

Due diligence accepted this _____ day of June, 2004.

By:

J. Garfield MacVeigh, Chairman of the Board
Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street, Vancouver, BC Canada V6E 4A6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX

RUBICON

SCHEDULE B

TO THE PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN STEPHEN COURTNEY AND GEORGE LANNON AND RUBICON MINERALS CORPORATION ON THE OB PROPERTY, NL


Dodger
Licence 8966M - OTTER BROOK PROPERTY
5 0 5 Kilometers

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street, Vancouver, BC Canada V6E 4A6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX

RUBICON

SCHEDULE C

TO THE PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN STEPHEN COURTNEY AND NEWFOUNDLAND AND LABRADOR MINERALS LTD. AND RUBICON MINERALS CORPORATION ON THE OB PROPERTY, NL

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the OB Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Stephen Courtney and Newfoundland & Labrador Minerals Ltd. (the "Owners", "Vendors"), dated June 14, 2004 concerning the Property.

1. Definition of Net Smelter Returns. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser, and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendors (the "Payee") on any precious metals produced or sold from the Claims, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Claims, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Claims, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. Certain Characteristics of the Royalty. The Payee's interest in the Royalty is a non-participating interest in the Claims which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Claims as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Claims; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Claims; (c) entitle the Payee to any partition of the Claims; or (d) entitle the Payee to any ownership interest in any improvements on the Claims, equipment and other personal Claims located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Claims.



3. Commingling. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Claims, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the



RUBICON

time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Claims at such place or places as it may elect, either upon the Claims or upon other Claims.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Claims. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Claims, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the June 14, 2004 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owners occurring after June 14, 2005 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Claims, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Claims.



RUBICON

In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Claims.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street, Vancouver, BC Canada V6E 4A6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX

Schedule F

Management Contract

MANAGEMENT CONTRACT

THIS AGREEMENT made as of the 1st day of May, 2006

BETWEEN:

CROSSHAIR EXPLORATION & MINING CORP.
1240 – 1140 West Pender Street
Vancouver, BC, V6E 4G1

(hereinafter called the "Corporation")

-and -

RUBICON MINERALS CORPORATION
1540 – 800 West Pender Street
Vancouver, BC V6C 2V6

(hereinafter called the "Contractor")

WHEREAS:

A. The Corporation and the Contractor are parties to the property agreements listed in Schedule A, and such other agreements as may later be added to Schedule A and become subject to the terms of this agreement (the "Property Agreements"), by the terms of which the Contractor granted the Corporation the option to acquire certain interests in the mineral properties that are subject to the terms of the Property Agreements (the "Properties");

B. The Corporation has agreed to appoint the Contractor as Manager to conduct exploration programs on the Properties and the parties have agreed to set forth herein the terms upon which that will occur.

WITNESSETH that in consideration of the payments to be made by the Corporation and of the premises and mutual promises and agreements herein contained, the parties hereto agree as follows:

1.0 APPOINTMENT

1.1 The Corporation hereby appoints the Contractor to act as an independent contractor with overall management responsibility for carrying out an exploration program (the "Work") on the Properties as described herein and on the terms set out in Schedule "A" hereto, and as directed by the Corporation. The Contractor hereby accepts such appointment and covenants to forthwith commence and complete the Work in accordance with this Agreement.

1.2 The Contractor will be entitled to act as the Contractor under this Agreement until it resigns or is terminated in accordance with this Agreement.

2.0 DUTIES OF THE CONTRACTOR

2.1 Subject to the terms of this Agreement, the Contractor shall have the following powers and duties:

(a) the Contractor will conduct, manage, direct and control Work on the Properties and will prepare and present to the Corporation proposed Programs and Budgets for Work on the Properties as provided in Section 4;

(b) the Contractor will implement the decisions, policies and plans of the Corporation, shall make all expenditures necessary to carry out adopted programs and will promptly advise the Corporation if it does not receive sufficient funds to carry out its responsibilities under this Agreement;

(c) the Contractor will use commercially reasonable efforts to:

(i) purchase or otherwise acquire all materials, supplies, equipment, water, utility and transportation services required for operations, such purchases to be made on the best terms available, taking into account all of the circumstances;

(ii) obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions; and

(iii) keep the Properties free and clear of all encumbrances, except those existing on the date of this Agreement, or workers', mechanics' or material men or construction liens which shall be released or discharged in a diligent manner or such other encumbrances specifically approved by the Corporation;

(d) the Contractor will:

(i) apply for and maintain all necessary permits, licenses and approvals;

(ii) comply with all applicable laws, rules and regulations of a governmental authority having jurisdiction over the Work;

(iii) promptly notify the Corporation of any allegations of material violation thereof; and

(iv) prepare and file all reports or notices required for or as a result of Work carried out on the Properties; and

(v) carry out the Work hereunder with due diligence and in accordance with the approved Programs and Budgets.

(e) the Contractor shall keep and maintain, separate and apart from its other books and accounts and records, good and complete books of account and records pertaining to the Work and the management and operation of the Properties and its performance as Contractor hereunder, on an individual basis for each Property on which Work is being conducted, including but not limited to:

(i) copies of all geological, geophysical, geochemical, drilling, metallurgical and engineering records and reports;

(ii) maps, drawings, surveys and other records, including title records, relating to or describing the Properties and all Work thereon or in respect thereof;

(iii) all licences, approvals, consents and permits given by governmental authorities and all reports and correspondence relating thereto; and

(iv) detailed books of account and records as will properly reflect, on an accrual basis and otherwise in accordance with customary cost accounting practices in the mining industry, all transactions of the Contractor in relation to the management of Work on the Properties and the performance of its duties hereunder, including those duties for which it will seek reimbursement hereunder,

in a central location known to the Corporation, and make such books and accounts and records available to the Corporation or its duly authorized agents and representatives at all reasonable times for inspection, audit and/or reproduction. All such books and accounts and records, unless otherwise authorized by the Corporation in writing, shall be maintained by the Contractor and not destroyed;

(f) The Contractor shall keep the Corporation advised of all Work by submitting to the Corporation in writing the following information as soon as it is available to the Contractor:

(i) progress reports delivered within five Business Days after the end of each month, which include summaries of Work and statements of expenditures and comparisons of such expenditures to the adopted budget;

(ii) monthly summaries of data acquired delivered within five Business Days after the end of each month;

(iii) a copy of any reports concerning Work;

(iv) a detailed final report within 60 days after completion of each Program and Budget, which shall include comparisons between actual and budgeted expenditures and comparisons between the objectives and results of Programs; and

(v) a copy of such other reports as the Corporation may reasonably request.

Items (i) through (iii) of this subsection 2.1(f) shall be submitted by the Contractor as it prepares them in the normal course of business. The Contractor shall forthwith communicate to the Corporation concurrently any information that is material to the Work. At all reasonable times the Contractor shall provide the Corporation or its representative, upon request, access to, and the right to inspect and copy, all maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records and other information acquired in the Work that has not been provided pursuant to items (i) through (v) of this subsection 2.1(f); such

information will be provided to the Corporation as a charge to the expenditures in connection with the Work. In addition, the Contractor shall allow the Corporation upon written request (which request shall not be unreasonably denied), at the latter's sole risk and expense, and subject to reasonable safety regulations, to inspect the Work at all reasonable times, so long as the Corporation does not unreasonably interfere with operations;

(g) The Contractor shall prepare for presentation to and the approval of the Corporation, and implement and enforce, appropriate occupational health and workplace safety, sustainability and environmental protection and compliance policies and plans and such other policies and plans as the Corporation shall deem appropriate or prudent; and

(h) The Contractor shall undertake all other activities reasonably necessary to fulfill the foregoing.

3.0 STANDARD OF CARE

3.1 The Contractor shall conduct all Work in a good, workmanlike and efficient manner using the skill and judgement, and exercising such degree of care and skill as would reasonably be exercised by an experienced geological contractor carrying on operations of the nature and scope of the Work on the Properties, all in accordance with: (a) prevailing mining industry standards and practices; (b) all applicable laws; (c) the terms of all leases, licenses, permits, contracts and other agreements pertaining to Properties; and (d) applicable occupational health and work place safety, environmental protection and compliance policies.

4.0 PROGRAMS AND BUDGETS

4.1 Unless otherwise provided herein, Work shall be completed and expenses shall be incurred only pursuant to approved Programs and Budgets. In this Agreement:

"Program" means a description in reasonable detail of Work to be conducted and objectives to be accomplished by the Contractor on behalf of the Corporation in respect of each Property for a calendar year or any other period as determined jointly by the Corporation and the Contractor; and

"Budget" means a detailed estimate of all costs to be incurred and expenditures to be made by the Contractor with respect to a Program and a schedule of cash advances to be made by the Corporation.

4.2 The Contractor shall propose a Program each year for each Property on which Work will be conducted entailing:

(a) the exploration operations to be carried out by the Contractor during the ensuing year, including geological mapping, geochemical sampling, geophysical surveys, drilling, underground or surface drilling, bulk sampling, and other work carried out to ascertain the existence, location, quantity, characteristics, and quality of deposits on the Properties; and

(b) development operations, that may entail in-depth drilling, test mining, and other such work expended toward developing deposits on the Properties, but does not encompass,

by itself, construction, operation, maintenance, and attendant activities designed to bring a mine on any of the Properties into production in reasonable commercial quantities.

4.3 (a) Proposed Programs and Budgets shall be prepared and submitted by the Contractor to the Corporation for review and consideration. Each Program shall be accompanied by and shall include a corresponding Budget and shall designate precisely the area on which Work is to be performed, describe the Work to be performed and state the estimated period of time required to perform the Work.

(b) Each Budget shall be prepared in reasonable detail and shall, as near as is practicable, show the estimated expenditures for each calendar quarter covered by the Budget period.

(c) Within 30 days after the Contractor submits a proposed Program and Budget to the Corporation, the Corporation shall submit to the Contractor notice that the Corporation (i) approves of the Program and Budget or (ii) proposed modifications to the proposed Program and Budget, including detailed specific objections regarding the proposed Program and Budget. If the Corporation fails to give either of the foregoing responses within the allotted time, the failure shall be deemed an approval by the Corporation of the proposed Program and Budget. If the Corporation makes a timely submission to the Contractor proposing modifications to the proposed Program and Budget then the parties shall meet within the following 30 days to consider the proposed modifications and seek to develop a complete Program and Budget acceptable to both parties. If the parties cannot so agree then the Program and Budget to be adopted will be that proposed by the Corporation.

(d) Each adopted Program and Budget, regardless of length, shall be reviewed at least quarterly at a meeting (either in person or by telephone conference call) of the Contractor and the Corporation. During the period encompassed by any Program and Budget and at least 90 days prior to its expiration, a proposed Program and Budget for the succeeding period shall be prepared by the Contractor and submitted to the Corporation.

4.4 The Contractor's monthly Budget reports required by subsection 2.1(f)(i) of this Agreement will report on actual expenditures incurred for the previous month and for the year-to-date and will compare the forecast expenditures for the year to the budgeted expenditures for the year. If at the end of each year for each Program the actual expenditures for the year exceed budgeted expenditures by more than 10%, then the amount of the Budget overrun up to and including 10% shall be borne by the Corporation and the excess over 10% shall be for the sole account of the Contractor.

5.0 ACCOUNTS AND SETTLEMENTS

5.1 On the basis of an adopted Program and Budget, the Contractor will submit to the Corporation, at least five Business Days in advance of when payment is required, a notice setting forth a billing for estimated cash requirements (including GST) for the following approximate one month period. The Corporation shall advance to the Contractor the estimated amount on the required date. The Contractor shall not maintain any material cash balance, and all material funds in excess of immediate cash requirements shall be returned to the Corporation. In the event that the Corporation fails to advance to the Contractor the estimated amounts in accordance with the foregoing terms, the Contractor shall immediately deliver to the Corporation written notice of the failure to advance funds, whereupon the Corporation shall advance to the Contractor the

estimated amount within two Business Days of the receipt of such notice, failing which the Corporation shall be in default of such cash call. If the Corporation fails to pay a cash call when due under this Section it will reimburse the Contractor for any costs incurred or interest paid by the Contractor as a result of it advancing funds or drawing on a credit facility to cover the amount of the cash call not made, and the Corporation shall indemnify and hold the Contractor harmless from and against all claims for loss, demands, costs damages, actions, suits, contracts or other proceedings, whatsoever made, brought or prosecuted that arise from any failure by the Corporation to pay any such cash call. None of the foregoing imposes on the Contractor any obligation to fund any shortfalls in cash requirements or any missed cash call or any other obligation of the Corporation under this Agreement.

5.2 Except as otherwise expressly provided herein and in schedule "A" hereto, all costs or expenses incurred by the Contractor relating to the work program shall be for the account of the Corporation and invoiced to the Corporation at the rates outlined in schedule "A".

6.0 AGENTS AND SUB-CONTRACTORS OF THE CONTRACTOR

6.1 The Contractor shall not engage any agent(s) or others to perform any of the Work hereunder where the estimated expenditure for the Work in connection with a specific Program is greater than $50,000 except with the Corporation's prior written consent. The giving of such consent by the Corporation shall not be construed as relieving the Contractor of any obligation hereunder and it is expressly understood that, in such event, the Contractor shall bear the sole responsibility for all acts of such persons(s), shall ensure that such person(s) abide strictly by the terms and conditions of this Agreement and shall indemnify and save harmless the Corporation from any and all actions, causes of action, debts, contracts, suits, claims or demands whatsoever arising out of the activities of such person(s).

7.0 INSURANCE

7.1 The Contractor shall, prior to commencement and throughout the continuance of any work or other operations under this Agreement:

(a) invoice for and maintain with an insurance corporation satisfactory to the Corporation and fully licensed to do business in the Province where the Work is to be carried out the following insurance:

(i) Employer's Liability Insurance of not less than two million dollars ($2,000,000) covering each employee engaged in operations under this Agreement who is not covered by Workers' Compensation; and

(ii) Public Liability and Property Damage insurance covering all operations under this Agreement to the amount of not less than two million dollars ($2,000,000) for or in respect of any one occurrence.

(b) deliver to the Corporation, upon request, a Certificate of Insurance evidencing full compliance with insurance requirements contained in sub-paragraph (a) the following information and undertakings:

(i) naming the Corporation as an additional insured;

(ii) the policy number or numbers;

(iii) the expiry date of the insurance;

(iv) the nature and limits of the insurance;

(v) that the insurance covers operations of the Contractor under this Agreement; and

(vi) that the insurance cannot be altered or canceled prior to its expiry date without ten (10) days notice being given to the Corporation;

(c) take all prudent and necessary precautions against fire;

(d) comply fully with the provisions of all relevant statutes and regulations of the Province in which the Work is conducted and, in particular, provisions as set forth in the appropriate Worker's Compensation statute so far as applicable to operations undertaken pursuant to this Agreement

Provided, and it is expressly understood that the limits of insurance above set forth are not to be construed as limiting the liability of the Contractor under this Agreement.

8.0 INDEMNIFICATION

8.1 The Contractor shall indemnify and save the Corporation harmless from and against all claims for loss, demands, costs, damages, actions, suits, contracts or other proceedings, whatsoever made, brought, or prosecuted in respect of loss of life or personal injury or loss of or damage to Property, including Property of the Corporation, or obligation to compensate arising from or in any way attributable to operations negligently performed by the Contractor or any agent, sub-Contractor or other person employed by the Contractor pursuant to the provisions contained in this Agreement, except that the Contractor shall not be responsible for any such liability resulting from acts of the Corporation, its employees or contractors.

9.0 ARBITRATION

9.1 Any unresolvable dispute between the parties concerning any matter or thing arising from this Agreement shall be referred to a board of three arbitrators, one chosen or appointed by each of the parties and a chairman, chosen by the two named arbitrators, who shall carry out the arbitration pursuant to the provisions of the Commercial Arbitration Act, R.S.B.C. 1996. The expense of any such arbitration shall be divided equally between the parties.

10.0 ALTERATIONS IN WORK

10.1 Site conditions, fieldwork, and weather may necessitate changes/adjustments an approved Program. The Contractor may proceed with reasonable and appropriate changes within the scope of the Work without the written authorization from the Corporation provided that the Contractor concurrently advises the Corporation of specifics of the proposed changes/adjustments to the approved Program.

11.0 NOTICE OF DEFAULT

11.1 If for any reason the Corporation is dissatisfied with the performance of any work by the Contractor, the Corporation shall give the Contractor written notice specifying the default of cause of dissatisfaction and requiring remedy thereof by the Contractor.

12.0 TERMINATION

12.1 The Corporation may terminate this Agreement:

(a) immediately upon notice to the Contractor in a situation contemplated by Section 13;

(b) upon 14 days notice to the Contractor in a situation referred to in Section 17; or

(c) on or after the first anniversary of the Execution Date as outlined in section 2 of the Property Agreement listed in Schedule A (the Golden Promise Property Agreement)

and in each such case, the Corporation shall be liable to pay the Contractor for Work satisfactorily completed to the date of termination as aforesaid.

12.2 The Contractor may terminate this Agreement should its fulfillment be rendered impossible by:

(a) unavailability of essential materials and supplies due to priority restriction;

(b) unavailability of or inability to secure labour due to restrictions or causes beyond the Contractor's control, provided that in such cases the Contractor shall not be liable for any loss or damage directly or indirectly suffered by reason of exercises of such right of termination; or

(c) poor weather conditions limiting/preventing reasonable access to the property or worksite.

or by providing 90 days written notice to the Corporation

and in each such case, the Corporation shall be liable to pay the Contractor for Work satisfactorily completed to the date of termination as aforesaid.

13.0 WORK STOPPAGES

13.1 The Contractor covenants to ensure that there will be no work stoppages, work slowdowns or any other form of withdrawal of labour while the Contractor is engaged in performing Work on the Property in accordance with this Agreement. In the event the employees of the Contractor engage in any work stoppage, work slowdown or any other form of withdrawal of labour while the Corporation is engaged on the Property, this Agreement may be terminated immediately by the Corporation and the Contractor shall have no recourse against the Corporation.

and in each such case, the Corporation shall be liable to pay the Contractor for Work satisfactorily completed to the date of termination as aforesaid.

14.0 ASSIGNMENT

14.1 Except as permitted by Section 6 hereof, and in section 12 of the Property Agreement listed in Schedule A (the Golden Promise Property Agreement), the Contractor shall not assign any of its rights or obligations under the Agreement without the prior written consent of the Corporation.

15.0 CONFIDENTIALITY

15.1 All exploration work done and the results thereof shall be kept strictly confidential by the Contractor and shall not be distributed to any person other than the Corporation or its authorized representatives without the Corporation's consent in writing, which may be withheld by the Corporation in its sole discretion, except as required by applicable law. The Corporation will not permit access by any third party to the work site in the absence of written permission for such access by the Corporation.

16.0 NOTICE

16.1 Any notice or communication desired or required to be given hereunder (including a change of address) may be given be delivering the same by hand, or by sending the same by telecopier to:

Corporation: Crosshair Exploration & Mining Corp.
1240 – 1140 West Pender Street
Vancouver, BC, V6E 4G1
Attention: Mark Morabito
Telephone: 604.681.8030
Fax: 604.681.8039

Contractor: Rubicon Minerals Corporation
1540 – 800 West Pender Street
Vancouver, BC, V6C 2V6
Attention: Michael Vande Guchte
Telephone: 604.623.3333
Fax: 604.623.3355

Any such notice or other communication, if delivered, shall be deemed to have been received on the date of its actual receipt, or, if sent by telecopier during business hours on a Business Day, shall be deemed to have been received on that day, and if not sent during business hours on a business day, shall be deemed to have been received on the next Business Day.

17.0 FORCE MAJEURE

17.1 If any party shall be prevented or delayed from performing any of the obligations on its part to be performed hereunder by reason of force majeure, that is to say by reason of Act of God, strike, fire, flood, war, insurrection or riot, mob violence or requirement of government which cannot be overcome by reasonable and lawful means and the use of the facilities normally employed in performing such obligation, then and in any such event, and so often as the same shall occur, such failure to perform shall not be deemed a breach of this Agreement and the performance of any such obligation shall be suspended during the period of force majeure, it being understood

that if such situation persists more than 14 days, either party may thereupon terminate this Agreement. The parties agree to use all due diligence to remove such causes of disability as may occur from time to time.

18.0 TIME OF ESSENCE

18.1 Time shall be considered to be of the essence in this Agreement and no extensions of time granted by the Corporation to the Contractor or vice-versa shall be construed as a waiver of this provision unless expressly stated in writing to be such.

19.0 DISCIPLINE

19.1 The Contractor shall, at all time, enforce strict discipline and maintain good order among its employees and shall not retain on the job any unfit person or anyone not skilled in the work assigned to him. Any employees of the Contractor, who are objectionable or unsatisfactory to the Corporation, shall be removed from the place of Work and replaced by an employee satisfactory to the Corporation, acting reasonably.

20.0 EFFICIENCY

20.1 The Contractor agrees that the personnel employed by it in the performance of this Agreement shall work continuously in the performance of this Agreement and in such manner that the greatest degree of efficiency may be obtained from them and that as much Work as possible shall be done. For such purpose, the Contractor agrees that it shall employ modern exploration techniques and equipment and the best crews obtainable by it.

21.0 INDEPENDENT CONTRACTOR

21.1 The Contractor, its servants, employees and agents shall retain their independent status. They shall not be treated as or hold themselves out to be employees, agents or servants of the Corporation.

22.0 APPLICABLE LAW

22.1 This Agreement shall be governed by, and any dispute hereunder shall be determined in accordance with, the Laws of the Province of British Columbia.

23.0 OBLIGATIONS OF CONTRACT

23.1 This Agreement shall be binding upon the parties hereto, their respective successors and permitted assigns.

24.0 ADDITIONAL PROPERTIES

24.1 The parties to this Agreement may include additional mineral properties as being subject to the terms of this Agreement by a separate notice agreed to by both parties that includes specifics of the additional mineral property to be added and deems it to be included as a Property listed in Schedule A to this Agreement. Upon the parties so agreeing any Work done by the Contractor on that new Property will be subject to the terms of this Agreement.

25.0 PRIOR AGREEMENTS

25.1 This Agreement supercedes all prior agreements and discussions between the parties.

26.0 BUSINESS DAY

26.1 In this Agreement a "Business Day" means a day that Canadian chartered banks are open for business in Vancouver, British Columbia.

27.0 CURRENCY

27.1 Unless otherwise stated, all currency references in this Agreement are to Canadian currency.

28.0 ENGLISH LANGUAGE/LANGUE ANGLAISE

28.1 The parties acknowledge that they have agreed that this Agreement, as well as all related documents, be drawn up in the English language only. Les parties reconnaissent qu'ils sont convenus que ce contrat, ainsi qui tous les documents qui s'y rapportent, seront rédigés dans la langue anglaise seulement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first set forth above.

CROSSHAIR EXPLORATION & MINING CORP.

By: ______________________

RUBICON MINERALS CORPORATION

By ______________________

SCHEDULE "A"

1. PROPERTIES

The mineral properties that are the subject of the following agreement, and any other mineral properties that may be added to this Schedule pursuant to the terms of the Management Contract to which this schedule is attached, will be the "Properties" for the purposes of the Management Contract:

(a) Golden Promise Property Agreement made the 1st day of May, 2006 between Rubicon Minerals Corporation and Crosshair Exploration & Mining Corp.

2. CONTRACTOR RATES

2.1 The current Contractor Rates of Rubicon Minerals Corporation for Work to be conducted on the Properties are outlined below and subject to an 8% management fee and GST

Project Geologist	CDN $350 per day
Geologist	CDN $275 per day
Field Assistant/Prospector	CDN $235 per day
Management in field	CDN $375 per day
Drafting - Acad/GIS	CDN $275 per day
Office Assistant	CDN $150 per day
Computer Equipment/Software	$300 per month
Rock Saw	TBD

All the foregoing Contractor Rates shall be subject to review and adjustment by the Contractor subject to market conditions

2.2 Any reference to Cost in this schedule shall be interpreted as net cost to the Contractor.

(a) All expenses incurred for Work on the Properties by the Contractor (not limited to but including travel, room and board, shipping, geochemical analysis, fuel, field expenses) shall be invoiced at Cost plus 8% upon the presentation of a reasonable itemized account.

(b) All items rented for Work on the Properties by the Contractor shall be invoiced at Cost plus 8% upon the presentation of a reasonable itemized account.

(c) All third party contracts managed by the Contractor for the Properties shall be invoiced at Cost plus 8% where the third party contract is for a total amount per Program of less than $50,000 and at Cost plus 5% where the third party contract is for a total amount per Program of more than $50,000.

Schedule G

Summary Of Joint Venture Agreement Terms

1. **Definitions**
   - as applicable

2. **Representations and Warranties**
   - due incorporation
   - power and authority
   - ownership and title to assets
   - no adverse claim

3. **Purpose and Creation of the Joint Venture**
   - best efforts to explore and develop property
   - joint venture does not create partnership
   - rights and obligations several and not joint or joint and several
   - beneficial ownership in proportion to respective interest
   - rights and obligations of parties strictly limited to the applicable joint venture property

4. **Dilution**
   - initial deemed investment at 60% Crosshair/40% Rubicon will be total $6.66 million (CrossHair: $4.00 MM and Rubicon: $2.66M
   - variation of interest based on proportionate funding of costs
   - reduction of interest below 10% results in loss of interest in consideration of net smelter royalty of 1%

5. **Management Committee – to apply after Crosshair earns interest**
   - two representatives of each party with chairman designated by the Optionee and having casting vote
   - votes equal percentage interest in the property
   - quorum equal to 50% of aggregate Interest

6. **Operator**
   - Crosshair is operator at all times during the currency of the Option, subject to the Optionors right to manage the exploration programs until the first anniversary of the Execution Date as indicated in section 2 of the Agreement
   - indemnification for non-negligent activities
   - monthly reports to JV from Operator

7. **Power, Duties and Obligations of Operator**
   - standard

8. **Programs – Applicable After Exercise of the Option**
   - expenditures incurred pursuant to approved work programs
   - unanimous approval of participants required for an individual work programs or portions thereof contemplating expenditures in excess of $3,000,000 solely related to exploration (as distinct from development expenditures)
   - submission of proposed program within 60 days of completion of previous work programs
   - 60 days to elect to participate

- minimum 6 month, maximum 12 month budget program periods

9. **Accounting Procedures**
   - cash calls
   - administration overhead allowance 8% exploration, 1.5 development, 2.5% mining

10. **Information and Data**
    - joint access to Optioned Properties and project data/materials

11. **Partition**
    - no partition

12. **Right of First Refusal**
    - standard

13. **Royalty**
    - net smelter return royalty general terms as defined in Schedule B of Underlying Agreements

14. **Force Majeure**
    - standard

15. **Notice**
    - similar to Section 16 of Option Agreement

16. **Waiver**
    - standard

17. **Further Assurances**
    - standard

18. **Use of Name**
    - no use of name of other party

19. **Entire Agreement**
    - standard

20. **Amendment**
    - in writing

21. **Dispute**
    - Courts of British Columbia to govern

22. **Right to Audit**
    - party acquiring NSR has right to audit

23. **Time**
    - standard

24. **Document Retention on Termination**
    - standard

25. Enurement

- standard

26. Governing Law

- Province of British Columbia

27. Severability

- standard

28. Number and Gender

- standard

29. Headings

- standard

30. Time of the Essence

- standard

31. Regulatory Approval

- standard

32. Assignment

- restriction on assignment (except the Optionor during the Option Period)
- requirement for consent
- affiliated parties excluded
- rejection of assignee


RECEIVED
2007 JUL 13 P 2:31

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006

RECEIVED
2007 JUL 13 P 2:21

VICTORIA LAKE PROPERTY AGREEMENT

THIS AGREEMENT made the 14th day of February, 2003.

BETWEEN:

RUBICON MINERALS CORPORATION, of Suite 888 - 1100 Melville Street, Vancouver, British Columbia, V6E 4A6

(the "Optionor")

AND:

INTERNATIONAL LIMA RESOURCES CORP., of Suite 516 - 1489 Marine Drive, West Vancouver, British Columbia, V7T 1B8

("Lima")

WHEREAS:

A. The Optionor, entered into agreements attached as Schedule "B" ("Underlying Agreements") with the first one with Al Keats and Kevin Keats (the "Interest Holders #1") to acquire 100% right, title and interest, subject to a 2.5% net smelter return, in one mineral license containing 166 mineral claims, and the second one with Al Keats, Kevin Keats and Peter Dimmell (the "Interest Holders #2") to acquire 100% right, title and interest, subject to a 2.5% net smelter return, in three mineral licences containing 125 mineral claims; and additionally has acquired by staking a further 3 mineral licenses containing 629 mineral claims, all located in the vicinity of Badger, Newfoundland . These 7 licenses are more particularly described in Schedule A attached hereto (the "Property").

B. The Optionor desires to option the Property to Lima and Lima is desirous of optioning the said Property upon the terms and subject to the conditions herein contained.

C. The Optionor and Lima will, at the same time as they enter into this Agreement, enter into an agreement for the option of 11 mineral licenses located approximately 20km west northwest of Gander Newfoundland, which are collectively known as the Glenwood Break Property, and 6 mineral licenses, located 40 km north of Gander, Newfoundland, which are collectively know as the Wings Point Property. The Property, the Glenwood Break Property, and the Wings Point Property, are collectively referred to as the "Botwood Basin and Golden Promise Property".

NOW THEREFORE in consideration of the premises and of the mutual covenants and provisos herein contained, the parties hereto agree as follows:

1. Grant of Option

In order for Lima to exercise the option (the "Option") and earn a 60% interest in the Property, Lima must, over the four year period commencing on the date (the "Approval Date") the TSX Venture Exchange approves this Agreement (the "Option Period"), carry out $1,750,000 in exploration expenditures on the Property and issue 400,000 common shares of Lima (the "Shares"), all as more particularly described below.

2. Work Expenditures

In order to keep the Option in good standing, Lima shall, in addition to the payments aggregating 400,000 Shares set forth in section 3 hereof, incur during the Option Period, not less than $1,750,000 in Eligible Exploration Expenditures (defined below) on the Property as follows:

(a) $250,000 on or before the first anniversary of the Approval Date (as a firm and binding commitment);

(b) an additional $300,000 on or before the second anniversary of the Approval Date;

(c) an additional $500,000 on or before the third anniversary of the Approval Date; and

(d) an additional $700,000 on or before the fourth anniversary of the Approval Date.

Any expenditures above the minimum annual work expenditures may be carried forward to subsequent years.

The expenditure requirements in year two, three and four are optional only (but nonetheless required to keep the Option in good standing) and, accordingly, unlike the $250,000 expenditure requirement in year one, are not firm and binding commitments of Lima.

For greater certainty, eligible exploration expenditures ("Eligible Exploration Expenditures") shall be defined as all exploration expenditures and all property filing fees, including all reasonable technical reporting requirements.

3. Share Payments

In order to keep the Option in good standing, Lima shall, in addition to the $1,750,000 in Eligible Expenditures set forth in section 2 hereof make, during the Option Period, the following Share payments to Optionor:

(a) 100,000 Shares within five business days of the Approval Date;

(b) 100,000 Shares on or before the first anniversary of the Approval Date;

(c) 100,000 Shares on or before the second anniversary of the Approval Date; and

(d) 100,000 Shares on or before the third anniversary of the Approval Date.

Optionor acknowledges that Optionor shall, in the event that Lima is not in default under the terms of the Option granted hereunder, be responsible for making the Underlying Agreement cash payments and for making the Underlying Agreement share payments of Optionor common shares.

4. COVENANTS OF LIMA

During the currency of this Agreement, Lima shall:

(a) be the manager (the "Operator") of the exploration programs on the Property, and during the first year of the Option, as a firm commitment, Lima will designate the Optionor in year one as a contractor for carrying out the exploration programs for cost plus an 8% overhead fee. Lima may, in subsequent years, designate the Optionor as contractor for carrying out the exploration programs for subsequent years;

(b) carry out and record work for assessment purposes and as required to maintain the Property in good standing and will file all property work for assessment purposes up to a maximum of ten years assessment credits; and making all other payments which may be necessary in that regard;

(c) permit the Optionor, or its representative, duly authorized by it in writing, at its own risk and expense, access to the Property at all reasonable times and to all records prepared by Lima in connection with work done on or with respect to the Property, PROVIDED the Optionor shall not, without the prior written consent of Lima, such consent not to be unreasonably withheld, disclose any information obtained by it or communicated to it, to any third party except as may be required by regulatory bodies having jurisdiction;

(d) furnish to the Optionor as soon as practical in each year but not later than sixty (60) days after the fiscal year end of Lima, a comprehensive written report on the work carried out by Lima on or with respect to the Property during the preceding year and results obtained;

(e) provide the Optionor with copies of all news releases relating to the Property for mutual review and acceptance 48 hours prior to release;

(f) conduct all work on or with respect to the Property in a careful and minerlike manner and in compliance with all applicable laws, rules, orders and regulations, and indemnify and save the Optionor harmless from any and all claims, suits or actions made or brought against it as a result of work done by Lima on or with respect to the Property; and

(g) during the currency of the Option where the Optionor is not the contractor, Lima as Operator shall do all things necessary to maintain the rights to the Property and shall not divest, discharge or allow any claim, lease or interest in the Property to lapse without the express prior written consent of the Optionor.

5. COVENANTS OF THE OPTIONOR

The Optionor covenants with and represents and warrants to Lima that:

(a) the Optionor by way of the attached Underlying Agreement (Schedule "B") has the authority to enter into this Agreement. Subject to the provisions of section 3 hereof requiring Lima not to be in default under the Option, the Optionor is responsible for making the cash and share payments set out in the Underlying Agreement;

(b) each of the mineral claims comprising the Property has been duly and validly located and recorded in accordance with the applicable laws of Newfoundland and are valid and subsisting mineral claims as of the date of execution and delivery of this Agreement;

(c) the Property is in good standing, free and clear of all liens, charges and encumbrances;

(d) the entering into of this Agreement does not violate any of the terms or conditions of the Underlying Agreement;

(e) to the Optionor's knowledge, the Interest Holders are the beneficial and registered or recorded holder of a 100% undivided interest in the Property;

(f) the Underlying Agreements are in full force and effect and unamended;

(g) the Optionor it is not in default, and is not aware of the Interest Holders being in default of any covenant or agreement arising under or by virtue of the Underlying Agreement;

(h) the Underlying Agreement is the entire agreement between the Optionor and the Interest Holders;

(i) the Optionor has not transferred or encumbered or agreed to transfer or encumber the Underlying Agreement or all or any of its right, title or interest in or to the Underlying Agreement, except as provided for in this Agreement;

(j) the Optionor has the exclusive right and authority to enter into this Agreement and to dispose of the Property in accordance with the terms hereof, and that no other person, firm or corporation has any proprietary or other interest in the same;

(k) the Optionor, as contractor conducting the exploration programs on the Property during the first year of this Agreement, and during any subsequent year in which it is a contractor conducting the exploration programs, shall conduct all work on or with respect to the property in a careful and minerlike manner and in compliance with all applicable laws, rules, orders and regulations, and indemnify and save Lima harmless from any and all claims, suits or actions made or brought against him as a result of work done by the Optionor on or with respect to the Property;

(l) to the best of the Optionor's knowledge, information and belief, any and all previous work conducted on the Property was conducted in compliance with all applicable laws;

(m) during the currency of the Option, and while the Optionor is contractor, the Optionor shall, subject to the provisions of section 3 hereof requiring Lima not to be in default under the Option, do all things necessary to maintain the rights to the Property and, except as provided in paragraph 11, shall not divest, discharge or allow any claim, lease or interest in the Property to lapse without the express prior written consent of Lima; and

(n) the Optionor will promptly provide Lima with any and all notices and correspondence from government agencies or the Interest Holders in regard to the Property, work conducted on the Property, or the Underlying Agreement.

The representations and warranties of the Optionor hereinbefore set out form a part of this Agreement and are conditions upon which Lima has relied in entering into this Agreement and shall survive the acquisition of the Property by Lima.

6. Termination

Lima may elect to terminate this Agreement at any time after the Approval Date provided Lima has made the payment of 100,000 Shares required under section 3(a) and fulfilled the firm commitment under section 2(a) to incur not less than $250,000 on or before the first anniversary date of the Approval Date, by providing 45 days written notice to Optionor providing Lima agrees to be bound by the terms of this Agreement including those specifically in paragraph 7. If Lima fails to meet any of the obligations set out in paragraph 2 and 3, in order to keep the Option in good standing, then the Option shall terminate immediately and in such event Lima shall have no further interest in the Option or this Agreement.

7. Dropping Claims

Lima shall, at any time during the Option Period on or after the completion of the first year exploration expenditures, be permitted to drop up to 50% of the mineral claims comprising the Botwood Basin and

Golden Promise Property. To do so, it must provide written notice of its intention to drop the claims to the Optionor who shall then have a right for a period of 60 days to acquire the claims. Lima further agrees that any dropped claims will be returned to the Optionor with a minimum of 120 days good standing regarding assessment work before the next assessment work anniversary date.

8. NSR Buy Down

Upon Lima earning an interest in the Property, Lima will also earn an equivalent interest in the right of Optionor to buy down any NSR Royalty granted in the Underlying Agreement attached in Schedule B of the Agreement.

9. Underlying Agreement

Lima acknowledges and agrees to be bound by the terms of the Underlying Agreements.

All monies that are held as security deposits with the Newfoundland Government as of the date of this Agreement will be refunded to Optionor upon filing of the required assessment work.

For Government grants received for work on the Property, as funded by Lima, such reimbursement cheques shall be paid to Lima.

10. Area of Interest

There shall be a prior area of interest (the "Prior Area of Interest") that is the same as that described in the Underlying Agreements. There shall also be, for the purposes of this Agreement, an area of interest "Area of Interest" that shall include, with one exception, all property within 2km from the outer boundary of the Property, as constituted at the date hereof. The exception is the mineral licence 9050M which will only have a 2km area of interest to the south, east and west - not to the North.

If either party acquires property within the Area of Interest or Prior Area of Interest, whether by map staking or through a third party, then the acquiring party shall offer the property to the other party for inclusion in the Property subject to the terms of this Agreement. If Lima acquires any such property during the Option Period, then those costs will be credited towards Eligible Exploration Expenditures. If Rubicon acquires property within the Area of Interest or Prior Area of Interest during the Option Period and Lima accepts them as part of the Property with written notice, then Lima shall pay 100% of the acquisition costs, which shall be credited towards Eligible Exploration Expenditures.

11. Assignment

This Agreement shall inure to the benefit of and be binding upon each party's assigns and successors.

In the event that Lima wishes to assign or sell its interest in this Agreement or the Property, then Lima shall offer Optionor the right of first offer on its interest. Such right shall be exercisable by Optionor within 30 days of Optionor receiving written notification from Lima of its intention to sell. For greater certainty Optionor shall be free to assign its interest at any time.

12. Formal Agreement and Joint Venture

In the event that Lima fulfills the requirements of the Option and thereby earns an undivided 60% right, title and interest in and to the Property, Lima and the Optionor will be deemed to have formed a joint venture with the initial participating interests therein being Lima 60% and the Optionor 40%. The parties agree to use their reasonable best efforts to complete a formal agreement prior to the end of the Option Period. The formal agreement would include but not be limited to the above terms and shall include

those terms and items contemplated in Schedule C. In the event that such contemplated formal agreement is not completed, this Agreement shall remain in force and effect.

13. Confidentiality

The parties agree to keep all information pertaining to this Agreement and all data and information concerning the Property confidential unless required by regulatory or similar related disclosure. Subject to applicable law, both Optionor and Lima agree to provide the other with a minimum of 48 hours to review any news releases pertaining to this Agreement or the Property. Each party shall be permitted to make comments on each release, and the other party agrees to take such comments into account before issuing any release.

14. Reports

If at any time during the Option Period the Optionor is not the contractor for the exploration programs, Lima shall, as Operator, provide monthly summary technical and accounting reports to Optionor. While the Optionor is contractor, it shall furnish monthly summary reports and accounting reports to Lima.

15. Notice

Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered or if mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by prepaid telegram or by telecopier, in the case of the Optionor addressed as follows:

Suite 888 – 1100 Melville Street
Vancouver, British Columbia
V6E 4A6

Attention: Michael Gray
Telephone No.: 604-623-3333
Fax: 604-623-3355
Email: michaelg@rubiconminerals.com

and in the case of Lima addressed as follows:

Suite 516 – 1489 Marine Drive
West Vancouver, British Columbia
V7T 1B8

Attention: Mark J. Morabito, President
Telephone No.: (604) 626-9177
Fax: 604-921-1019
Email: morabito@shaw.ca

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed, or telegraphed, on the third business day after the date of mailing or telegraphing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

16. Counterparts

This Agreement, notices and future amendments, if any, associated with it may be signed by facsimile in as many counterparts as may be required.

17. Prior Agreements

This Agreement supersedes and replaces all prior agreements between the parties hereto with respect to the Property, which said prior agreements shall be deemed to be null and void upon the execution hereof.

IN WITNESS WHEREOF the parties hereto have hereunto executed these presents as of the day and year first above written.

THE COMMON SEAL OF
RUBICON MINERALS CORPORATION
was hereunto affixed in the presence of:)

C/S

Authorized Signatory

THE COMMON SEAL OF
INTERNATIONAL LIMA RESOURCES CORP.
was hereunto affixed in the presence of:)

C/S

Authorized Signatory

Schedule A

Victoria Lake Property Claims

Code	Licence #	License Holder	# of Claims	Work Due	Expenditures	Report Due	Licence Renewal
NF429	9050M	Rubicon Minerals	228	19 Aug 03	$45,600.00	18 Oct 03	19 Aug 07
NF429	9051M	Rubicon Minerals	182	19-Aug-03	$36,400.00	18-Oct-03	19-Aug-07
NF429	9052M	Rubicon Minerals	219	19-Aug-03	$43,800.00	18-Oct-03	19-Aug-07
NF431	8017M	Al Keats	30	28-May-03	$3,660.00	27-Jul-03	28-May-06
NF431	8018M	Calvin Keats	30	28-May-03	$3,660.00	27-Jul-03	28-May-06
NF431	9109M	Al Keats	65	04-Oct-03	$13,000.00	03-Dec-03	04-Oct-07
NF430	8883M-	Kevin Keats	166	02-Jul-03	$33,200.00	31-Sep-03	02-Jul-07

Schedule B

Underlying Agreements

A.K.
K.K.

RUBICON

Mr. Al Keats,
General Delivery
Benton, NF
A0G 1C0

Mr. Kevin Keats
P.O. Box 70,
Gambo, NF
A0G 2E0

This agreement is Between Dad and myself.
[signature]

CONFIDENTIAL

SENT BY Fax

January 8, 2003

**LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS [struck out]
AND
RUBICON MINERALS CORPORATION
ON THE VICTORIA LAKE PROPERTY**

Dear Al and Kevin,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to Al Keats, Kevin Keats [struck out] (the "Owners") to allow Rubicon to acquire 100% interest in 166 claims (the "Victoria Lake Property", the "Property") located on NTS ___, Newfoundland comprised of one mineral licence and detailed in Schedule A. The Owners warrant that they control a 100% interest in the Property and are duly entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Agreement.

In exchange for a 100% interest in the Property, Rubicon offers the following terms:

1) Rubicon will make the following cash payments to the Owners:

	C$
On signing (after regulatory approval)	5,000 (staking paid by RMC)
On or before Sept 15, 2003	10,000 + 5000 shares or $7500 at RMC election
On or before Sept 15, 2004	15,000 + 10,000 shares or $12,500 at RMC election
On or before Sept 15, 2005	30,000 + 25,000 shares or $37,500 at RMC election

2) Rubicon will grant a 2.5% Net Smelter Return ("NSR") to the Owners on the Property for which a 1.5% NSR (60% of the NSR) will be purchasable by Rubicon from the Owners at any time for $1,500,000 (NSR details are attached as Schedule B). The NSR is also purchasable for $[illegible] for each 0.5% NSR. Rubicon has a right of first refusal on the remaining 1.0% NSR.



RUBICON

3) Rubicon may assign this Agreement in part or whole to any third party at any time.

4) Upon completion of the schedule of payments as contemplated by 1) above, Rubicon may request the Property title be transferred to its name at its cost.

5) There shall be a mutual 2.0 km area of interest on unstaked lands ("Area of Interest") from the Property (Schedule A) perimeter except for a previously existing area of interest Rubicon has in a third party agreement which is shown on the map in Schedule C.

6) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

7) This Agreement shall be open to acceptance until February 5th, 2003 at 5:00 pm PST.

8) Rubicon may elect to drop any or all claims covered by Schedule A of this Agreement by providing 30 days notice to the Owners and returning the claims in 90 days good standing.

9) Rubicon shall receive any Government security deposits in connection with the Property in Schedule A providing it conducts the required assessment work.

10) All data and information provided to the Owners with respect to the Property shall be treated as and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

11) This Agreement is subject to regulatory approvals and due diligence of Schedule A.

12) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence list in Schedule A.

13) This Agreement may be signed by facsimile if required in as many counterparts as required.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return one original to Rubicon.

Yours sincerely,

per: [signature]

Michael J. Gray
VP Exploration
Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com

MJG
A.K.
K.K

RUBICON

A.K.
K.K.

Cc: J. Garfield MacVeigh – Chairman of the Board

Accepted this 12 day of February, 2003

Allan Keats
Al Keats

Kevin Keats
Kevin Keats

Rubicon Minerals Corporation
Suite [illegible], 1100 [illegible] Street, Vancouver, B.C., Canada [illegible]
Tel: [illegible] Fax: 604.623.3355 E-mail: [illegible]

[illegible] TSX Venture


RUBICON

SCHEDULE A

TO THE LETTER AGREEMENT BETWEEN AL KEATS, KEVIN KEATS & PETER DIMMELL AND RUBICON MINERALS CORPORATION ON THE VICTORIA LAKE CLAIMS

Property Description

The Victoria Lake Property is comprised of map-staked claims located in the Mining District of ______________, Province of Newfoundland, more particularly described as follows.

MAP LICENCE #	# UNITS	ISSUE DATE	RECORDED HOLDER	NTS
8883M	166	2 July 2003	Kevin Keats	

Due diligence accepted this 19th day of February, 2003

By: [signature]

Michael J. Gray
VP Exploration

Rubicon Minerals Corporation
... Granville Street, Vancouver, B.C., Canada V6E 4A6
... Fax 604.623.3355 E-mail: rubicon@rubiconminerals.com

RMX.TSX Venture



RUBICON

Mr. Al Keats,
General Delivery
[illegible], NF
A0G 1C0

Mr. Kevin Keats
P.O. Box 78,
Gambo, NF
A0G 2B0

Peter Dimmell
16 Carpenter Rd
St. John's NF
A1B 2R2

A.K.
K.K.
P.D.
[illegible]

CONFIDENTIAL

SENT BY E-Mail

January 8, 2003

LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE BARREN LAKE PROPERTY

Dear Al, Kevin and Peter,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to Al Keats, Kevin Keats and Peter Dimmell (the "Owners") to allow Rubicon to acquire 100% interest in 95 claims (the "Barren Lake Property", the "Property") located on NTS ___, Newfoundland covering 3 mineral licences and detailed in Schedule A. The Owners warrant that they control a 100% interest in the Property and are duly entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Agreement.

In exchange for a 100% interest in the Property, Rubicon offers the following terms:

1) Rubicon will make the following cash payments to the Owners: $600 [illegible]

On signing (after regulatory approval)	$8,000 (+ C$ ~~$1,000~~ staking cost)
On or before Sept 15, 2003	$10,000 + 5000 shares or $7500 at RMC election
On or before Sept 15, 2004	$12,000 + 10,000 shares or $12,500 at RMC election
On or before Sept 15, 2005	$30,000 + 25,000 shares or $37,000 at RMC election

2) Rubicon will grant a 2.5% Net Smelter Return ("NSR") to the Owners on the Property for which a 1.5% NSR (60% of the NSR) will be purchasable by Rubicon from the Owners at any time for $1,500,000 (NSR details are attached as Schedule B). The NSR is also purchasable for $500,000 for each 0.5% NSR. Rubicon has a right of first refusal on the remaining 1.0% NSR.



RUBICON

3) Rubicon may assign this Agreement in part or whole to any third party at any time.

4) Upon completion of the schedule of payments as contemplated by 1) above, Rubicon may request the Property title be transferred to its name at its cost.

5) There shall be a mutual 2.0 km area of interest on unstaked lands ("Area of Interest") from the Property (Schedule A).

6) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

7) This Agreement shall be open to acceptance until 14 February, 2003 at 5:00 pm PST.

8) Rubicon may elect to drop any or all claims covered by Schedule A of this Agreement by providing 30 days notice to the Owners and returning the claims in 90 days good standing.

9) Rubicon shall receive all security deposits held by the Newfoundland Government related to the claims in Schedule A providing it performs the required assessment work

10) All data and information provided to the Owners with respect to the Property shall be treated as and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

11) This Agreement is subject to regulatory approval and due diligence of Schedule A.

12) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

13) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return one original to Rubicon.

Yours sincerely,

per: [signature]

Michael J. Gray
V.P Exploration
Rubicon Minerals Corporation

K.K.
A.K.

RUBICON

Cc: J. Garfield MacVeigh – Chairman of the Board

Accepted this 17th day of February, 2003:

Al Keats

~~Kevin Keats~~ Peter Dimmell

~~Peter Dimmell~~ Kevin Keats

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 Email: rubicon@rubiconminerals.com

RMX.TSX Venture


R

RUBICON

SCHEDULE A

**TO THE LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE BARREN LAKE CLAIMS**

Property Description

The Barren Lake Property is comprised of map-staked claims located in the Mining District of ____________, Province of Newfoundland, more particularly described as follows:

MAP LICENCE #	# UNITS	ISSUE DATE	RECORDED HOLDER	NTS
8017M	30	28 May 2003	Al Keats	
8018M	30	28 May 2003	Calvin Keats	
9109M	65	4 Oct 2003	Al Keats	

Due diligence accepted this 17th day of February, 2003

By: [signature]

Michael J. Gray
VP Exploration

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE B

TO THE LETTER AGREEMENT BETWEEN AL KEATS, KEVIN KEATS & PETER DIMMELL AND RUBICON MINERALS CORPORATION ON THE BARREN LAKE PROPERTY

NET SMELTER RETURNS

For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the 2.5% Net Smelter Returns Royalty (the "Royalty") payable in connection with the Barren Lake Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Al Keats, Kevin Keats and Peter Dimmell (the "Owners", "Vendors"), dated January 8th, 2003 concerning the Property.

1. Definition of Net Smelter Returns. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Claims, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Claims, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Claims, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. Certain Characteristics of the Royalty. The Payee's interest in the Royalty is a non-participating interest in the Claims which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Claims as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Claims; (b) entitle the Payee to grant to third parties leases,



RUBICON

licenses, easements or other rights to conduct operations on the Claims; (c) entitle the Payee to any partition of the Claims; or (d) entitle the Payee to any ownership interest in any improvements on the Claims, equipment and other personal Claims located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Claims.

3. Commingling. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Claims, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. Stockpiling. The Payor may stockpile any Products from the Claims at such place or places as it may elect, either upon the Claims or upon other Claims.

5. Calculation and Delivery of Royalty Payments. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Claims. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. Audit. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Claims, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. Method of Making and Reporting Payments. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of



RUBICON

the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the January 8th, 2003 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owners occurring after January 8th, 2004 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties.**

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Claims, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Claims. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Claims.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so



RUBICON

selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com

Schedule C

Summary Of Major Formal Agreement & Joint Venture Agreements Terms

1. **Definitions**
   - as applicable

2. **Representations and Warranties**
   - due incorporation
   - power and authority
   - ownership and title to assets
   - no adverse claim

3. **Purpose and Creation of the Joint Venture**
   - best efforts to explore and develop property
   - joint venture does not create partnership
   - rights and obligations several and not joint or joint and several
   - beneficial ownership in proportion to respective interest
   - rights and obligations of parties strictly limited to the applicable joint venture property

4. **Dilution**
   - initial deemed investment at 60% Lima/40% Rubicon will be $2.5 million
   - variation of interest based on proportionate funding of costs
   - reduction of interest below 10% results in loss of interest in consideration of net smelter royalty of 1%

5. **Management Committee – to apply after Lima earns interest**
   - two representatives of each party with chairman designated by the Optionee and having casting vote
   - votes equal percentage interest in the property
   - quorum equal to 50% of aggregate Interest

6. **Operator**
   - Lima is operator at all times during the currency of the Option and afterwards if it holds at least a 50% interest
   - indemnification for non-negligent activities
   - monthly reports to JV from Operator

7. **Power, Duties and Obligations of Operator**
   - standard

8. **Programs – Applicable After Exercise of the Option**
   - expenditures incurred pursuant to approved work programs
   - unanimous approval of participants required for an individual work programs or portions thereof contemplating expenditures in excess of $_2.0M____ solely related to exploration (as distinct from development expeditures)
   - submission of proposed program within 60 days of completion of previous work programs
   - 60 days to elect to participate
   - minimum 6 month, maximum 12 month budget program periods

9. **Accounting Procedures**
   - cash calls
   - administration overhead allowance 8% exploration, 3% development, 1.5% mining

10. **Information and Data**
    - joint access to Optioned Properties and project data/materials

11. **Partition**
    - no partition

12. **Right of First Refusal**
    - standard

13. **Royalty**
    - net smelter return royalty general terms as defined in Schedule "B"

14. **Force Majeure**
    - standard

15. **Notice**
    - similar to Paragraph 15 of Option Agreement

16. **Waiver**
    - standard

17. **Further Assurances**
    - standard

18. **Use of Name**
    - no use of name of other party

19. **Entire Agreement**
    - standard

20. **Amendment**
    - in writing

21. **Dispute**
    - Courts of British Columbia to govern

22. **Right to Audit**
    - party acquiring NSR has right to audit

23. **Time**
    - standard

24. **Document Retention on Termination**
    - standard

25. **Enurement**
    - standard

26. **Governing Law**
    - Province of British Columbia

27. **Severability**
    - standard

28. **Number and Gender**
    - standard

29. **Headings**
    - standard

30. **Time of the Essence**
    - standard

31. **Regulatory Approval**
    - standard

32. **Assignment**
    - restriction on assignment (except the Optionor during the Option Period)
    - requirement for consent
    - affiliated parties excluded
    - rejection of assignee

VICTORIA LAKE PROPERTY AMENDING AGREEMENT

THIS AMENDING AGREEMENT made the 29th day of April 2004.

BETWEEN:

RUBICON MINERALS CORPORATION, of Suite 888 – 1100 Melville Street, Vancouver, British Columbia, V6E 4A6

(the "Optionor")

AND:

CROSSHAIR EXPLORATION & MINING CORP. (Formerly "International Lima Resources Corp."), of Suite 2300, 1066 West Hasting Street, Vancouver, British Columbia, V6E 3X2.

("Crosshair")

WHEREAS:

1. The Optionor and Crosshair entered into an agreement dated February 14, 2003. (the "Original Agreement").

2. The Optionor and Crosshair desires to clarify Section 10 - Area of Interest of the Original Agreement by including the following:

   "Section 10.1

   The acquiring party shall offer the property within 30 days of formal acquisition to the other party in writing for inclusion in the Property and the other party shall have thirty (30) days from the date of written notice by the acquiring party to accept the acquired property for inclusion in the property. For greater certainty, if the other party does not accept the offer in writing within thirty (30) days, the other party shall be deemed not to have accepted the inclusion of the acquired property for inclusion into the Property.

   Formal acquisition shall be the issuance date of a licence or licences for a staking application or the date when an option agreement is fully executed."

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first set forth above.

THE COMMON SEAL OF)
RUBICON MINERALS CORPORATION)
Was hereunto affixed in the presence of:) C/S

Authorized Signatory)

THE COMMON SEAL OF)
CROSSHAIR EXPLORATION & MINING CORP.)
Was hereunto affixed in the presence of:) C/S

Authorized Signatory)

February 29, 2004

Rubicon Minerals Corporation ("Rubicon") and Crosshair Exploration & Mining Corp., formerly International Lima Resources Corp, ("Crosshair") hereby mutually agree that Rubicon resigns effective February 29, 2004 as a contractor to Crosshair to manage the exploration programs under the Glenwood Break Property Agreement, the Wingspoint Agreement and the Victoria Lake Property Agreement ("the joint venture agreements") all dated February 14, 2003.

Dated in Vancouver, British Columbia, February 29, 2004.

THE CORPORATE SEAL OF
RUBICON MINERALS CORPORATION
Was hereunto affixed in the presence of:

C/S

Authorized Signatory

Authorized Signatory

THE CORPORATE SEAL OF
INTERNATIONAL LIMA RESOURCES CORP.
Was hereunto affixed in the presence of:

C/S

Authorized Signatory

Authorized Signatory

NF430

VICTORIA LAKE PROPERTY SECOND AMENDING AGREEMENT

THIS SECOND AMENDING AGREEMENT made the 16th of November 2004.

BETWEEN:

RUBICON MINERALS CORPORATION, of Suite 1540, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6

("Rubicon")

AND:

CROSSHAIR EXPLORATION & MINING CORP., of Suite 2300, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2

("Crosshair")

WHEREAS:

1. Rubicon and Crosshair entered into an Agreement on the Victoria Lake Property dated February 14, 2003 and into a first Amending Agreement dated April 29, 2004 (together, the "Original Agreement").

2. Rubicon and Crosshair desire to add a new clause under Section 4 of the Original Agreement – Covenants of Lima (now Crosshair) by including the following:

"Section 4

During the currency of this Agreement, Lima shall:

(h) provide the Optionor with technical reports on the Property within 15 days following the end of each fiscal quarter and financial expenditure reports within 30 days following the end of each fiscal quarter."

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first set forth above.

THE COMMON SEAL OF
RUBICON MINERALS CORPORATION
Was hereunto affixed in the presence of:

Authorized Signatory

C/S

THE COMMON SEAL OF
CROSSHAIR EXPLORATION & MINING CORP.
Was hereunto affixed in the presence of:

Authorized Signatory

C/S

NF430.04.04.002

THE COMMON SEAL OF
CROSSHAIR EXPLORATION & MINING CORP.
Was hereunto affixed in the presence of:

Authorized Signatory

C/S

February 29, 2004

Rubicon Minerals Corporation ("Rubicon") and Crosshair Exploration & Mining Corp., formerly International Lima Resources Corp, ("Crosshair") hereby mutually agree that Rubicon resigns effective February 29, 2004 as a contractor to Crosshair to manage the exploration programs under the Glenwood Break Property Agreement, the Wingspoint Agreement and the Victoria Lake Property Agreement ("the joint venture agreements") all dated February 14, 2003.

Dated in Vancouver, British Columbia, February 29, 2004.

THE CORPORATE SEAL OF
RUBICON MINERALS CORPORATION
Was hereunto affixed in the presence of:

Authorized Signatory

C/S

Authorized Signatory

THE CORPORATE SEAL OF
INTERNATIONAL LIMA RESOURCES CORP.
Was hereunto affixed in the presence of:

Authorized Signatory

C/S

Authorized Signatory

Ornstein, Donna

From: Collie, Don
Sent: Friday, April 20, 2007 11:18 AM
To: Ornstein, Donna; Reid, David
Cc: MacLean, Brent
Subject: RE: GGL - TSXVE's Position on Private Placement Pricing

David, I just spoke with Donna about this, and we both wonder whether, given Ray's upcoming sensitive and crucial meeting with the Sheikh, it would be better to wait until Ray has had that meeting before we engage in any further discussions with the Exchange about this. There are arguments which can be made on either side of this pricing issue, and at the moment I'm thinking that we should wait to hear whether the Sheikh is being friendly or not before we press for the Exchange's firm position on it.

DON COLLIE
Partner
Davis & Company LLP
2800 Park Place, 666 Burrard Street

Vancouver, B.C., Canada V6C 2Z7

direct tel 604-643-6472
direct fax 604-605-3797
dcollie@davis.ca
gen tel 604-687-9444 gen fax 604-687-1612
www.davis.ca

From: Ornstein, Donna
Sent: Friday, April 20, 2007 11:04 AM
To: Collie, Don; Reid, David
Cc: MacLean, Brent
Subject: RE: GGL - TSXVE's Position on Private Placement Pricing

Don:

I don't, of course, know what you said in the message you left for Elizabeth Wills regarding the GGL private placement. However, her response relates to the Unit private placement and the possibility of a fifth tranche. I had told her about the middle of March there might be a fifth tranche, but Ray Hrkac thereafter decided not to try for a fifth tranche because he was preparing the press release regarding the nickel discovery. The units were being sold at $0.15 per unit.

Elizabeth's response does not relate to the subscription receipts private placement by the Sheikh. Do you want me to follow up with her on this?
Donna

From: Collie, Don
Sent: Monday, April 16, 2007 6:46 PM
To: Reid, David
Cc: MacLean, Brent; Ornstein, Donna

Subject: GGL - TSXVE's Position on Private Placement Pricing

David, FYI here is a transcript of the voice mail which I received from Elizabeth Wills at the TSXVE earlier today regarding the Exchange's position on pricing of the private placement to the Sheikh.

DON COLLIE

Partner
Davis & Company LLP
2800-666 Burrard Street
Vancouver, B.C., Canada V6C 2Z7

direct tel 604-643-6472
direct fax 604-605-3797
dcollie@davis.ca
tel 604-687-9444 fax 604-687-1612
www.davis.ca

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006

GOLDEN PROMISE PROPERTY AGREEMENT

THIS AGREEMENT made the 1st day of May, 2006.

BETWEEN:

RUBICON MINERALS CORPORATION of Suite 1540, 800 Pender Street, Vancouver, British Columbia, V6C 2V6

(the "Optionor")

AND:

CROSSHAIR EXPLORATION & MINING CORP. of Suite 1240, 1140 West Pender Street, Vancouver, BC, V6E 4G1

("Crosshair")

WHEREAS:

A. The Optionor, is the beneficial owner of the mining claims described in Schedule A as known as the Golden Promise Property (the "Property") consisting of an aggregate 10 mineral licences containing 1424 mineral claims, located in the Province of Newfoundland and Labrador.

B. The Optionor, entered into agreements attached as Schedules B, C, D and E herein (the "Underlying Agreements") with various optionors (collectively, the "Interest Holders") to acquire 100% right, title and interest in an aggregate 260 mineral claims, included in the total claims described in A above.

C. The Optionor desires to option an interest in the Property to Crosshair and Crosshair is desirous of optioning an interest in the said Property upon the terms and subject to the conditions herein contained.

D. The Optionor has offered to Crosshair to earn a 60% interest in the Property and, after having earned such interest, to participate with the Optionor in forming a joint venture operation for the purposes of further exploring and developing such Property.

NOW THEREFORE in consideration of the premises and of the mutual covenants and provisos herein contained, the parties hereto agree as follows:

1. Grant of Option

In order for Crosshair to exercise the option (the "Option") and earn a 60% interest in the Property, Crosshair must, over the four year period (the "Option Period") commencing on the date (the "Execution Date") of signing of this Agreement by both parties, carry out $4,000,000 in exploration expenditures on the Property, issue 80,000 common shares of Crosshair (the "Shares") and maintain all Underlying Agreements on the Property, all as more particularly described below.

2. Work Expenditures

In order to keep the Option in good standing, Crosshair shall, in addition to the payments aggregating 80,000 Shares set forth in section 3 hereof, incur during the Option Period, not less than $4,000,000 in Eligible Exploration Expenditures (defined below) on the Property as follows:

a. $750,000 on or before the first anniversary of the Execution Date (as a firm and binding commitment);

b. an additional $900,000 on or before the second anniversary of the Execution Date;

c. an additional $1,100,000 on or before the third anniversary of the Execution Date; and

d. an additional $1,250,000 on or before the fourth anniversary of the Execution Date.

Any expenditures above the minimum annual work expenditures may be carried forward to subsequent years.

The expenditure requirements in year two, three and four are optional only (but nonetheless required to keep the Option in good standing) and, accordingly, unlike the $750,000 expenditure requirement in year one, are not firm and binding commitments of Crosshair.

For greater certainty, eligible exploration expenditures ("Eligible Exploration Expenditures") shall be defined as all exploration expenditures and all property filing fees, including all reasonable technical reporting requirements.

Crosshair will act as operator in respect of all exploration programs on the Property throughout the term of this Agreement, subject to the Optionor's right to manage the exploration programs until the first anniversary of the Execution Date in accordance with the Management Contract attached as Schedule "F" hereto.

3. Share Payments

In order to keep the Option in good standing, Crosshair shall, in addition to the $4,000,000 in Eligible Expenditures set forth in section 2 hereof make, during the Option Period, the following Share payments to Optionor:

a. 20,000 Shares within five business days of the Execution Date;

b. 20,000 Shares on or before the first anniversary of the Execution Date;

c. 20,000 Shares on or before the second anniversary of the Execution Date; and

d. 20,000 Shares on or before the third anniversary of the Execution Date.

In lieu of making any or all of the payments in Shares in 3(b), 3(c), or 3(d) above, Crosshair may elect to make cash payments of $30,000 (on the basis of $1.50 cash in lieu of each Share).

4. Covenants of Crosshair

During the currency of this Agreement, Crosshair shall:

a. carry out and record work for assessment purposes and as required to maintain the Property in good standing and will file all property work for assessment purposes up to a maximum of ten years assessment credits; and making all other payments which may be necessary in that regard;

b. carry out exploration work on the Property in a good and workmanlike manner in accordance with good practice in the Canadian Mining industry, in compliance with applicable laws.

5. Covenants of the Optionor

The Optionor covenants with and represents and warrants to Crosshair that:

a. the Optionor has the authority to enter into this Agreement;

b. each of the mineral claims comprising the Property has been duly and validly located and recorded in accordance with the applicable laws of Newfoundland and are valid and subsisting mineral claims as of the date of execution and delivery of this Agreement;

c. the Property is in good standing, free and clear of all liens, charges and encumbrances;

d. the entering into of this Agreement does not violate any of the terms or conditions of the Underlying Agreements;

e. to the Optionor's knowledge, the Interest Holders are the beneficial and registered or recorded holder of a 100% undivided interest in the Property;

f. the Underlying Agreements are in good standing in all respects (including with respect to payments to be made thereunder) in full force and effect and unamended;

g. the Optionor is not in default, and is not aware of the Interest Holders being in default of any covenant or agreement arising under or by virtue of the Underlying Agreements;

h. the Underlying Agreements each constitute the entire agreement between the Optionor and the respective Interest Holders;

i. the Optionor has not transferred or encumbered or agreed to transfer or encumber the Underlying Agreements or all or any of its right, title or interest in or to the Underlying Agreements, except as provided for in this Agreement;

j. the Optionor has the exclusive right and authority to enter into this Agreement and to dispose of the Property in accordance with the terms hereof, and that no other person, firm or corporation has any proprietary or other interest in the same;

k. to the best of the Optionor's knowledge, information and belief, any and all previous work conducted on the Property was conducted in compliance with all applicable laws;

l. during the currency of the Option, and while the Optionor is contractor, the Optionor shall, subject to the provisions of section 2, 3 and 10 hereof requiring Crosshair not to be in default under the Option, do all things necessary to maintain the rights to the Property and, except as provided in section 12, shall not divest, discharge or allow any claim, lease or interest in the Property to lapse without the express prior written consent of Crosshair;

m. the Optionor will promptly provide Crosshair with any and all notices and correspondence from government agencies or the Interest Holders in regard to the Property, work conducted on the Property, or the Underlying Agreements; and

n. within 10 days of execution of this Agreement the Optionor shall make available to Crosshair all available technical data, geotechnical reports, maps, digital files and other data with respect to the Property in the Optionor's possession or control, including drill core (which Crosshair may log and sample).

The representations and warranties of the Optionor herein before set out form a part of this Agreement and are conditions upon which Crosshair has relied in entering into this Agreement and shall survive the acquisition of the Property by Crosshair.

6. Termination

Crosshair may elect to terminate this Agreement at any time after the Execution Date provided Crosshair has made the payment of 20,000 Shares required under section 3(a) and fulfilled the firm commitment under section 2(a) to incur not less than $750,000 on or before the first anniversary date of the Execution Date, by providing 30 days written notice to Optionor providing Crosshair agrees to be bound by the terms of this Agreement including those specifically in paragraph 7.

If this Agreement terminates prior to exercise of the Option, Crosshair will:

a. fund 100% of the costs of such reclamation, rehabilitation, restoration or abandonment work as may be required to be performed under applicable laws to the day of such termination or to make such other provision therefor as is acceptable to Optionor, acting reasonably; and

b. return all claims with a minimum of 100 days good standing regarding assessment work before the next assessment work anniversary date.

If Crosshair fails to meet any of the obligations set out in section 2, 3 and 10, in order to keep the Option in good standing, the Optionor shall deliver a notice to Crosshair specifying such failure and Crosshair shall have 30 days following receipt of such notice to make such payments or incur such Eligible Exploration Expenditure (or the applicable portion thereof or to pay the Optionor an amount equal to the applicable portion of such payment or Eligible Exploration Expenditure) or otherwise remedy such default. If Crosshair fails to make such payment or meet such Eligible Exploration Expenditures or otherwise remedy such default within thirty (30) days of Crosshair being notified by the Optionor, Crosshair shall be in default of the Option and shall forfeit all interest and rights in the Property and this Agreement.
In the event that Crosshair fails to meet the terms or conditions of this Agreement, the Optionor may as reasonably required seek remedy for any expenditures or loss incurred as a result of the default.

7. Dropping Claims

Crosshair shall, at any time during the Option Period on or after the completion of the first year exploration expenditures, be permitted to drop up to 50% of the mineral claims comprising the Golden Promise Property. To do so, it must provide written notice of its intention to drop the claims to the Optionor who shall then have a right for a period of 60 days to acquire the claims. Crosshair further agrees that any dropped claims will be returned to the Optionor with a minimum of 100 days good standing regarding assessment work before the next assessment work anniversary date.

8. Transfer of Property

a. Upon written request by Crosshair, the Optionor shall deliver to Crosshair in a timely manner duly executed transfers of the appropriate interest in the licenses forming the Property.

b. Crosshair shall be entitled to record such transfers at its own cost with the appropriate government office to effect legal transfer of such interest in the Property into the name of Crosshair, provided that Crosshair shall hold such interest in the Property subject to the terms of this Agreement, it being understood that the transfer of such legal title to Crosshair prior to the exercise of the Option is for administrative convenience only.

c. In the event of such transfer of licenses, Crosshair will provide all relevant claim information, including but not limited to any notices relating to the required payments, assessment work, or pending notices on such claims or licenses, in a timely manner to the Optionor while the Optionor is operator.

9. NSR Buy Down

Upon Crosshair earning an interest in the Property, Crosshair will also earn an equivalent interest in the right of Optionor to buy down any of the net smelter returns royalties granted in the Underlying Agreements.

10. Underlying Agreements

Crosshair acknowledges and agrees to be bound by the terms of the Underlying Agreements during the Option Period and to make the cash payments under the Underlying Agreements required to keep the Underlying Agreements in good standing. Any payments in shares required to be made under the Underlying Agreements will be made by the Optionor.

All monies that are held as security deposits with the Newfoundland Government as of the date of this Agreement will be refunded to Optionor upon filing of the required assessment work.

For Government grants received for work on the Property, as funded by Crosshair, such reimbursement cheques shall be paid to Crosshair.

11. Area of Interest

There shall be a prior area of interest (the "Prior Area of Interest") that is the same as that described in the Underlying Agreements. There shall also be, for the purposes of this Agreement, an area of interest ("AOI") that shall include all property within 2km from the outer boundary of the Property, as constituted at the date hereof.

If either party acquires property within the AOI or Prior Area of Interest, whether by map staking or through a third party, then the acquiring party shall offer the property to the other party for inclusion in the Property subject to the terms of this Agreement. If Crosshair acquires any such property during the Option Period, then those costs will be credited towards Eligible Exploration Expenditures. If the Optionor acquires property within the AOI or Prior Area of Interest during the Option Period and Crosshair accepts such property as part of the Property with written notice, then Crosshair shall pay and/or reimburse to the Optionor 100% of the acquisition costs, which shall be credited towards Eligible Exploration Expenditures.

The acquiring party shall offer the property within thirty (30) days of formal acquisition to the other party in writing for inclusion in the Property and the other party shall have thirty (30) days from the date of written notice by the acquiring party to accept the acquired property for inclusion in the Property. For greater certainty, if the other party does not accept the offer in writing within thirty (30) days, the other party shall be deemed not to have accepted the inclusion of the acquired property for inclusion into the Property.

For greater certainty, in the event that the 2 km AOI as defined in the Victoria Lake Property Agreement between Rubicon Minerals Corporation and International Lima Resources Corp. (now Crosshair) on the Victoria Lake Property, NL dated February 14, 2003, overlaps with the AOI defined in this section 11 and shown in Schedule A of this agreement, the Victoria Lake Property Agreement AOI shall supercede and take precedence.

Formal acquisition shall be the issuance date of a licence or licences for a staking application or the date when an option agreement is fully executed.

12. Assignment

This Agreement shall inure to the benefit of and be binding upon each party's assigns and successors.

In the event that either party wishes to assign or sell its interest in this Agreement or the Property, then such party shall offer the other party the right of first offer on its interest. Such right shall be exercisable within 30 days of either party receiving written notification from the other party of its intention to sell its interest ("Offered Interest").

However, notwithstanding any other term in this Agreement, in the event that either party should "spin off" their Newfoundland land holdings into a new company ("NfCo") through Plan of Arrangement or other similar corporate procedure or transaction, then such party may assign this Agreement to NfCo without the other party's consent upon the condition that NfCo undertakes in writing to be bound by this Agreement. Crosshair hereby acknowledges that the Optionor is proposing such corporate reorganization as is outlined in its news release dated November 21, 2005

For greater certainty, nothing contained in the provisions of this section 12 shall prevent any party from entering into any corporate reorganization, merger, amalgamation, takeover bid, plan of arrangement, or any other such corporate transaction which has the effect of, directly or indirectly, selling, assigning, transferring, or otherwise disposing of all or a part of the Offered Interest.

13. Formal Agreement and Joint Venture

In the event that Crosshair fulfills the requirements of the Option and thereby earns an undivided 60% right, title and interest in and to the Property, Crosshair and the Optionor will be deemed to have formed a joint venture with the initial participating interests therein being Crosshair 60% and the Optionor 40%. The parties agree to use their reasonable best efforts to complete a formal Joint Venture agreement prior to the end of the Option Period. The formal agreement would include but not be limited to the above terms and shall include those terms and items contemplated in Schedule G. In the event that such contemplated formal agreement is not completed, this Agreement shall remain in force and effect and the provisions set out in Schedule G shall govern the Joint Venture.

14. Confidentiality

The parties agree to keep all information pertaining to this Agreement and all data and information concerning the Property confidential unless required by regulatory or similar related disclosure. Subject to applicable law, both Optionor and Crosshair agree to provide the other with a minimum of 48 hours to review any news releases pertaining to this Agreement or the Property. Each party shall be permitted to make comments on each release, and the other party agrees to take such comments into account before issuing any release.

15. Reports

If at any time during the Option Period the Optionor is not the contractor for the exploration programs, Crosshair shall, as Operator, provide monthly summary technical and accounting reports to Optionor. While the Optionor is contractor, it shall furnish monthly summary reports and accounting reports to Crosshair.

16. Notice

Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered or if mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by prepaid telegram or by telecopier, in the case of the Optionor addressed as follows:

Suite 1540 – 800 West Pender Street
Vancouver, British Columbia, V6C 2V6
Attention: Michael Vande Guchte
Telephone No.: 604.623.3333
Fax: 604.623.3355
Email: mikevg@rubiconminerals.com

and in the case of Crosshair addressed as follows:

Suite 1240, 1140 West Pender Street
Vancouver, BC, V6E 4G1
Attention: Mark J. Morabito, President
Telephone No.: 604.681.8030
Fax: 604.681.8039
Email: mark@crosshairexploration.com

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed, or telegraphed, on the third business day after the date of mailing or telegraphing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

17. Counterparts

This Agreement, notices and future amendments, if any, associated with it may be signed by facsimile in as many counterparts as may be required.

18. Arbitration

Any dispute or conflict between the parties concerning this Agreement which cannot be settled by them shall be submitted firstly to a mutually agreeable mediator who will have no authority to bind the parties and, in the event that mediation efforts are unsuccessful, to a single arbitrator pursuant to the provisions of the ***Commercial Arbitration Act (British Columbia)*** or, if the parties cannot agree upon a single arbitrator, to three arbitrators, one appointed by Crosshair, one appointed by the Optionor and a third appointed by the arbitrators appointed by Crosshair and the Optionor. Arbitration proceedings shall take place in Vancouver, British Columbia, at such place that the arbitrator or arbitrators shall determine.

19. Prior Agreements

This Agreement supersedes and replaces all prior agreements between the parties hereto with respect to the Property, which said prior agreements shall be deemed to be null and void upon the execution hereof.

20. Governing Law

This Agreement will be interpreted in accordance with the laws of the Province of British Columbia and will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns

IN WITNESS WHEREOF the parties hereto have hereunto executed these presents as of the day and year first above written.

RUBICON MINERALS CORPORATION

Authorized Signatory

J. Garfield MacVeigh
Chairman of the Board

CROSSHAIR EXPLORATION & MINING CORP.

Authorized Signatory

Schedule A

Golden Promise Property Claims

Licence #	# of Claims	NTS	Sec Deposit	Renewal Date	Report Due	Expenditures Required
8904M	6	12A/16	$ 0.00	9 July 2007	7 September 2006	$600.93 by 09 July 2006
8947M	22	12A/16	$ 0.00	19 July 2007	18 Sept 2006	$3,834.18 by 19 July 2006
11017M	112	12A/16	$ 0.00	18 Dec 2008	16 Feb 2007	$29,340.19 by 18 Dec 2006
11028M	256	12A/16	$ 0.00	21 June 2007	21 Aug 2007	$85,929.15 by 21 June 2008
11029M	256	12A/16	$ 0.00	21 June 2007	21 Aug 2006	$80,698.88 by 21 June 2008
11033M	256	02D/13-12A/16	$ 0.00	21 June 2007	21 Aug 2006	$99,928.62 by 21 June 2008
11034M	217	12A/16	$ 0.00	21 June 2007	21 Aug 2006	$94,636.18 by 21 June 2009
11057M	42	12A/16	$0.00	28 Oct 2009	27 Dec 2006	$5,398.54 by 28 Oct 2006
11062M	147	12A/16	$ 0.00	19 July 2007	18 Sept 2006	$49,502.14 by 19 July 2006
11347M	110	02D/13	$ 0.00	4 October 2007	5 Dec 2006	$30,441.58 by 04 October 2006
TOTAL:	1424					

Schedule A

Golden Promise Property Claims


460000
465000
470000
475000
480000
485000
490000
495000
500000
5370000
5365000
5360000
5355000
5350000
5345000
N
5000
0
5000
Legend
OB Property Outline
Mercer Golden Promise Claims
Three Angle Pond Property
Golden Promise Property Licences
Mercer Golden Promise AOI (3 km)
South Golden Promise Property
Map Staked Licences as of March 31, 2006
NTS Map Sheets
Roads
Rivers and Streams
Lakes and Ponds

Schedule B

Underlying Agreement

May 22, 2002 Letter Agreement
between William Mercer and Rubicon Minerals Corporation
on the Golden Promise Property



RUBICON

Mr. William Mercer
Box 182
Badger, Newfoundland
A0H 1A0

CONFIDENTIAL

SENT BY FAX
709.539.2524

May 22, 2002

**LETTER AGREEMENT BETWEEN
WILLIAM MERCER
AND
RUBICON MINERALS CORPORATION
ON THE GOLDEN PROMISE PROPERTY**

Dear William,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to William Mercer (the "Owner") to allow Rubicon to acquire 100% interest in 3 mineral licences (the "Golden Promise Property", the "Property") located on NTS 12A16, Newfoundland and detailed in Schedule A. The Owner warrants that he controls a 100% interest in the Property and is duly entitled to enter into an agreement on this Property.

The Owner warrants that he will provide Rubicon with all data related to the Property as part of this Agreement. The Owner acknowledges that Rubicon has contributed map-staked claims to the Property as specified in Schedule A.

In exchange for a 100% interest in the Property, Rubicon offers the following terms:

1) Rubicon will make the following cash and share payments to the Owner:

	C$	Shares
On signing (after regulatory approval)	15,000	0
On or before June 1, 2003	40,000	20,000
On or before June 1, 2004	50,000	30,000
On or before June 1, 2005	50,000	50,000
On or before June 1, 2006	75,000	0

2) Rubicon will grant a 2.0% Net Smelter Return ("NSR") to the Owners on the Property for which a 1.0% NSR will be purchasable by Rubicon from the Owners at any time for $1,000,000 (NSR details are attached as Schedule B) which may be purchased for $500,000 for 0.5% each. Rubicon has a right of first refusal on the remaining 1.0% NSR.

3) Rubicon will make annual advance royalty payments of $20,000 to the Owners starting on June 1, 2007. These advance royalty payments shall be deductible from future Net Smelter Return royalties.



RUBICON

4) During this Agreement, Rubicon shall receive all map-staking security deposit monies from the Owner upon filing assessment work to recoup these costs for any claims staked by Rubicon.

5) There shall be a mutual area of interest ("Area of Interest") of 3 kilometres (subject to any pre-existing areas of influence), from the perimeter of the Property (Schedule A), on unstaked lands. Should Rubicon map-stake within the Area of Interest, at its sole discretion, those claims shall become part of the Property at no cost to the Owner. Should the Owner map-stake in the Area of Interest, these claims shall be offered to Rubicon for the map-staking costs paid to the Newfoundland Government (which costs shall be in turn recouped from the Newfoundland Government by Rubicon by filing the necessary assessment work). Rubicon shall have 30 days to make the election of whether or not to include the new claims from the Owner.

6) Rubicon may assign this Agreement in part or whole to any third party at any time.

7) Upon completion of the schedule of payments as contemplated by 1) above, Rubicon may request the Property title be transferred to its name at its cost.

8) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owner.

9) This Agreement shall be open to acceptance until May 22, 2002 at 9:00pm Vancouver time.

10) Rubicon may elect to drop any or all claims covered by Schedule A of this Agreement by providing 30 days notice to the Owner and returning the claims in 90 days good standing from the date of notice.

11) All data and information provided to the Owner with respect to the Property shall be treated as and kept confidential unless it is in the public domain. The Owner shall not disclose such confidential data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by Rubicon.

12) This Agreement is subject to regulatory approval and due diligence of Schedule A.

13) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

14) This Agreement supercedes any previous agreements or discussion on the Property and shall be the entire agreement.

15) All references to dollars in this Agreement shall be in Canadian dollars unless otherwise specified.

16) This Agreement may be signed in counterparts and/or by facsimile, as required.

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street, Vancouver, BC CANADA V6E 4A6
Tel: 604.623.3333 Toll free: 866.365.4706 Fax: 604.623.3333 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RMX.TSX Venture



RUBICON

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return one original to Rubicon.

Yours sincerely,

Per: [signature]

Michael J. Gray
VP Exploration
Rubicon Minerals Corporation

Michael J. Gray executed this agreement in my presence this 8th day of August, 2002.

[signature]

DON COLLIE
Barrister and Solicitor
DAVIS & COMPANY
2800 - 666 Burrard Street
Vancouver, BC V6C 2Z7

Cc: David Adamson, President and J. Garfield MacVeigh, Chairman of the Board

Accepted this 22nd day of May, 2002

[signature]

William Mercer

DORA WELLS
A Commissioner for Oaths in and for the Province of Newfoundland. My commission expires December 31, 2004.

Dora Wells

This INSTRUMENT is hereby approved this 15th day of Aug. 20 02 by
[signature]
MINISTER OF MINES AND ENERGY

REGISTERED: this 15th day of Aug 20 02
in accordance with Sec. 6, the Mineral Act RSN 1990
Vol. 31 Fol. 7 Receipt No. N/A
[signature]
MINERAL CLAIMS RECORDER



RUBICON

SCHEDULE A

TO THE LETTER AGREEMENT BETWEEN
WILLIAM MERCER
AND
RUBICON MINERALS CORPORATION
ON THE GOLDEN PROMISE PROPERTY

Property Description

The Golden Promise Property is comprised of map-staked claims located in the Exploits River area, Province of Newfoundland, more particularly described as follows:

MAP LICENCE #	# UNITS	ISSUE DATE	RECOREDED HOLDER	NTS
8864M	12	June 25/02	Nfld Dimension Stone	12A/16
8859M	12	June 21/02	Nfld Dimension Stone	12A/16
8868M	168	June 25/02	Rubicon Minerals Corporation	12A/16

Due diligence accepted this 26th day of July, 2002.

By:

Michael J. Gray
VP Exploration, Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street, Vancouver, BC CANADA V6E 4A6
Tel: 604.623.3333 Toll free: 866.365.4706 Fax: 604.623.3333 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com



RUBICON

SCHEDULE B

**TO THE LETTER AGREEMENT BETWEEN
WILLIAM MERCER
AND
RUBICON MINERALS CORPORATION
ON THE GOLDEN PROMISE PROPERTY**

**NET SMELTER RETURNS
For the Property**

The following constitutes the terms and conditions with respect to the calculation and payment of the 2.0% Net Smelter Returns Royalty (the "Royalty") payable in connection with the Golden Promise Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and William Mercer (the "Owner", "Vendor"), dated May 22, 2002 concerning the Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Claims, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Claims, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Claims, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Claims which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Claims as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Claims; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Claims; (c) entitle the Payee to any partition of the Claims; or (d) entitle the Payee to any ownership interest in any improvements on the Claims, equipment and other personal Claims located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Claims.



RUBICON

3. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Claims, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Claims at such place or places as it may elect, either upon the Claims or upon other Claims.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Claims. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Claims, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the May 22, 2002 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owner occurring after May 22, 2003 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by



RUBICON

a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Claims, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Claims. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Claims.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

First Amendment to the Letter Agreement Dated May 22, 2002 between William Mercer and Rubicon Minerals Corporation

THIS FIRST AMENDMENT is made and entered into as of July 17, 2003, between Rubicon Minerals Corporation ("Rubicon") and William Mercer (the "Owner").

WHEREAS, Rubicon and the Owner heretofore entered into that certain Letter Agreement dated May 22, 2002 (the "Agreement"); and

WHEREAS, Rubicon and the Owner wish to make this first amendment to the Agreement to clarify certain properties or interests owned or under the control of the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. That section 7) in the Agreement shall be amended by adding a sentence to state the following:

   "Rubicon may at any time request that the Property be transferred to Rubicon at its sole cost during the option period. Upon such transfer, Rubicon shall hold title to the Property in trust and subject to this Agreement. If Rubicon or the third party elect to terminate the Agreement, the Property shall be returned to the Owner at no cost to the Owner.

2. The portions of mineral licences that have been map-staked by Rubicon that lie within the three (3) km Area of Interest as set out in section 5) of the Agreement are described as Schedule C shall become the "Area of Interest Claims" and are further described in Schedule D. Both Schedule C and Schedule D are attached hereto and made part of the Agreement.

3. That section 17) shall be added to the Agreement as follows:

   "If Rubicon is in default under the terms of the Agreement, then the Owner shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period), taken reasonable steps to cure the default or dispute the default, then the Owner shall be entitled to seek any remedy it may have on account of such default."

   "In the event Rubicon enters into an agreement with a third party (the "Third Party") concerning the Mercer Licences, and remains in default of the Agreement, following the Rubicon Default Period, then the Owner shall provide additional written notice to the Third Party specifying the default. The third party shall have an additional thirty (30) days (the "Third Party Default Period") to remedy or dispute the default. If no reasonable steps are taken to

cure the default or dispute the default by the Third Party, then the Owner shall be entitled to seek any remedy it may have on account of such default."

"Rubicon or its assigns will not lose any rights during the period when in good faith they are or have disputed the notice of default."

4. That section 18) shall be added to the Agreement as follows:

"This Agreement shall enure to the benefit of and be binding upon their respective successors and assigns."

Except as hereinabove amended, all terms and conditions of the Agreement shall remain unchanged and the Agreement is in full force and effect.

In witness whereof, the parties hereto have caused this First Amendment to the Agreement to be duly executed by its authorized representative as of the date first set forth above.

Rubicon Minerals Corporation

Per: [signature]
Title: President & CEO

Accepted this 29 day of July, 2003

[signature]
William Mercer

Second Amendment to the Letter Agreement Dated May 22, 2002 between William Mercer and Rubicon Minerals Corporation

THIS SECOND AMENDMENT is made and entered into as of July 27, 2003, between Rubicon Minerals Corporation ("Rubicon") and William Mercer (the "Owner").

WHEREAS, Rubicon and the Owner heretofore entered into that certain Letter Agreement dated May 22, 2002 (the "Agreement"); and

WHEREAS, Rubicon and the Owner wish to make this second amendment to the Agreement to clarify certain properties or interests owned or under the control of the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. That the NSR provision of the Agreement shall apply to those claims described hereunder (the "Annexed Claims") but the Annexed Claims shall not form part of the Area of Interest as defined in the Agreement.

Annexed Claims Description

From a starting point at 568000E, 5425000N,
then 3000 meters south to 568000E, 5422000N,
then west (approximately 815m) to the 3km AOI boundary,
then northwest following the 3km AOI boundary to 565000E, 5423000N,
then 2000 meters north to 565000E, 5425000N,
then 3000 meters east to starting point at 568000E, 5425000N.

Coordinate descriptions for the Annexed Claims (above) are in NAD 27 UTM coordinates. The Annexed Claims are contiguous with the Area of Influence as defined in the Agreement and form part of mineral licences 8950M and 9105M. For greater clarification the annexed claims are shown on Schedule A to this Second Amendment to the Agreement.

2. The Owner acknowledges that the Area of Influence shall remain as described in the Agreement and that the Owner has no right, nor claim to any right, pertaining to any of the claims or licences outside of the Area of Influence, whether or not staked, or owned, or optioned by Rubicon and whether or not existing as of the date of this Amendment, except as granted herein.

Except as hereinabove amended, all terms and conditions of the Agreement shall remain unchanged and the Agreement is in full force and effect. This Amendment shall enure to the benefit of, and be binding upon, their respective heirs and successors.

In witness whereof, the parties hereto have caused this Second Amendment to the Agreement to be duly executed by its authorized representative as of the date first set forth above.

Rubicon Minerals Corporation

Per: [signature]

Title: President + CEO

Accepted this 29 day of July, 2003

[signature]

William Mercer

Third Amendment to the Letter Agreement Dated September 1, 2003
between William Mercer and Rubicon Minerals Corporation

THIS THIRD AMENDMENT is made and entered into as of September 1, 2003, between Rubicon Minerals Corporation ("Rubicon") and William Mercer (the "Owner").

WHEREAS, Rubicon and the Owner heretofore entered into that certain Letter Agreement dated May 22, 2002, as amended by a first amending agreement dated July 17, 2003 and a second amending agreement dated July 27, 2003 (the "Agreement");

WHEREAS, Rubicon and the Owner wish to make this third amendment to the Agreement to provide for the immediate issuance and delivery into escrow of 80,000 common shares of Rubicon.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. That Section 1 in the Agreement be amended by adding the following paragraph to the end of the Section:

"Provided that, the Owner and Rubicon hereby agree that the 30,000 common shares to be issued on or before June 1, 2004 and the 50,000 common shares to be issued on or before June 1, 2005 shall be issued in the name of the Owner and delivered into escrow as soon as practicable after August 28, 2003 pursuant to an escrow agreement among the parties and a mutually acceptable escrow agent. Such escrow agreement shall provide for the release of the shares to the Owner in the amounts and on or before the dates specified above, upon notification provided to the Escrow Agent by Rubicon, unless Rubicon terminates the Agreement pursuant to Section 8, in which case all remaining escrowed shares shall be returned to Rubicon. The escrow agreement shall contain such further terms and conditions as are acceptable to the parties.

NF420.04.04.001

Except as hereinabove amended, all terms and conditions of the Agreement shall remain unchanged and the Agreement is in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to the Agreement to be duly executed by its authorized representative as of the date first set forth above.

Rubicon Minerals Corporation

Per: ______________________

Title: Chairman of the Board

Accepted this 1st day of September, 2003

____

William Mercer

VANSOL Library:532452.1 (Word)

Schedule C

Underlying Agreement

July 11, 2003 Royalty Letter Agreement
between Allan Keats and Rubicon Minerals Corporation
on Three Angle Pond Property, NL



RUBICON

Mr. Allan Keats
General Delivery
Benton, NL
A0G 1C0

CONFIDENTIAL

July 11, 2003

**ROYALTY LETTER AGREEMENT BETWEEN
ALLAN KEATS
AND
RUBICON MINERALS CORPORATION
ON THREE ANGLE POND PROPERTY, NL**

Dear Al,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer the following terms in this Royalty Letter Agreement (the "Agreement") to Allan Keats ("Keats") in consideration of Keats assistance to Rubicon in acquiring mineral licence 8949M comprising the Three Angle Pond Property, (the "Property") located in the Badger area, NTS 12A/16, Newfoundland and is detailed in the attached Schedule A.

Keats acknowledges that Rubicon owns a 100% recorded and beneficial interest in the Property.

Keats warrants that he will provide Rubicon with all data related to the Property as part of this Agreement.

1) Rubicon shall grant a one (1)% Net Smelter Return Royalty ("NSR") to the Owner on the Property of which a 0.5% NSR (50% of the NSR) will be purchasable by Rubicon from the Owner at any time for $250,000 (NSR details are attached as Schedule B). Rubicon has a right of first refusal on the remaining 0.5% NSR.

2) Rubicon shall pay the Owner a one time cash payment of $1,000 should ten (10) drill holes be completed by Rubicon on the Property. Each drill hole must exceed the length of 15 metres. Should Rubicon drill an aggregate of fifty (50) drill holes on the Property, Rubicon shall make a second one time cash payment of $5,000 to the Owner.

3) If a bankable feasibility study is completed on the Property, Rubicon shall pay the Owner a one time cash payment of $25,000 on completion of this study.

4) If the Property is sub-optioned, then Rubicon will pay the Owner 10% of the option cash payments Rubicon receives from the sub-optionee. If the Property forms a part of a larger property sub-option agreement, then the Owner shall receive a pro rata share of the cash payments based on the Property size with respect to the entire sub-optioned property.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

5) Rubicon may assign, sell, convey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party at any time.

6) If at anytime the Owner elects to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon shall be entitled to a right of first refusal in respect thereof.

7) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owner and shall transfer the Property to the Owner at no cost to the Owner.

8) Rubicon may elect to drop the mineral licence or any minerals claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owner and returning the mineral licence or mineral claims in 60 days good standing.

9) If Rubicon is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default. In the event Rubicon enters into an agreement with a third party (the "Third Party") concerning the Property, and remains in default of the Agreement, following the Rubicon Default Period, then the Owners shall provide additional written notice to the Third Party specifying the default. The Third Party shall have an additional thirty (30) days (the "Third Party Default Period") to remedy or dispute the default. If no reasonable steps are take to cure the default or dispute the default by the Third Party, then the Owners shall be entitled to seek any remedy it may have on account of such default. Rubicon or its assigns will not lose any rights during the period when in good faith they are or have disputed the notice of default.

10) Rubicon shall be entitled to receive all security deposits held by the Newfoundland Government related to the mineral claims comprising the mineral licences in Schedule A providing it performs the required assessment work.

11) All data and information provided to the Owner with respect to the Property shall be treated as and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or consented to by the other party.

12) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

13) This Agreement supercedes any previous agreements or discussions on the Property and shall be the entire agreement.

14) All reference to dollar amounts contained in this Agreement are referenced to Canadian funds.



RUBICON

15) This Agreement will be closed and binding upon completion and execution in the space provided below.

16) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

17) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

18) This Agreement shall be open to acceptance until 6 August, 2003 at 5:00 pm (Newfoundland time).

19) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,

Rubicon Minerals Corporation

J. Garfield MacVeigh
Chairman of the Board

Cc: Michael J. Gray
V.P. Exploration

Accepted this 5 day of August 2003:

Allan Keats

DARREN HART
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My Commission expires on December 31, 2003.



RUBICON

SCHEDULE A

TO THAT PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN ALLAN KEATS AND RUBICON MINERALS CORPORATION ON THE THREE ANGLE POND PROPERTY, NL

Property Description

The Three Angle Pond Property is comprised of one mineral licence totaling sixty-two mineral claims claims located in the Electoral District of 14 Grand Falls-Buchans, NTS 12A/16, Province of Newfoundland, more particularly described as follows:

LICENCE NO.	CLAIMS	ISSUE DATE	RECORDED HOLDER
8949M	62	July 19, 2002	Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com





RUBICON

SCHEDULE B

TO THAT PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN ALLAN KEATS AND RUBICON MINERALS CORPORATION ON THE THREE ANGLE POND PROPERTY, NL

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the Badger Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Al Keats (the "Owner", "Vendors"), dated July 11, 2003 concerning the Property.

1. Definition of Net Smelter Returns. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Property, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. Certain Characteristics of the Royalty. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Property; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

Payee to any partition of the Property; or (d) entitle the Payee to any Ownership interest in any improvements on the Property, equipment and other personal Property located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.

3. Commingling. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. Stockpiling. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other Property.

5. Calculation and Delivery of Royalty Payments. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. Audit. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. Method of Making and Reporting Payments. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the July 11, 2003 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owner occurring after July 11, 2004 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties.**

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Property, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Property. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Property.

(3) **Advance Royalty Payments**. Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall



RUBICON

further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

Schedule D

Underlying Agreement

**August 4, 2003 Purchase and Royalty Letter Agreement
between Al Keats, Kevin Keats and Peter Dimmell
and Rubicon Minerals Corporation
on the Tom Joe Property, NL**

&

Termination Notice of the Tom Joe Agreement



RUBICON

Mr. Al Keats,	Mr. Kevin Keats	Peter Dimmell
General Delivery	P.O. Box 70,	56 Carpasian Rd.
Benton, NL	Gambo, NL	St. John's, NL
A0G 1C0	A0G 2E0	A1B 2R2

CONFIDENTIAL

August 4, 2003

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN AL KEATS, KEVIN KEATS & PETER DIMMELL AND RUBICON MINERALS CORPORATION ON THE TOM JOE PROPERTY, NL

Dear Al, Kevin and Peter,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to Al Keats, Kevin Keats and Peter Dimmell (collectively the "Owners") to allow Rubicon to acquire 100% undivided interest in six mineral claims comprising the Tom Joe Property, (the "Property") located in the Tom Joe Brook area, NTS 12A/16, Newfoundland covering mineral licence 4932M and detailed in Schedule A.

The Owners represent and warrant to Rubicon that they own a 100% recorded and beneficial interest in the Property, the Property is free and clear of all charges, liens and other encumbrances and they are duly entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Agreement.

In exchange for a 100% undivided interest in the Property, Rubicon offers the following terms:

1) Rubicon will make the following cash payments totaling $ 49,000 (Canadian) to the Owners (1/3 portion to each of the Owners):

On signing	$ 5,000 (paid October 2, 2002)
On or before Sept 19, 2003	$ 8,000
On or before Sept 19, 2004	$12,000
On or before Sept 19, 2005	$24,000

2) Upon the Owners receipt of the cash payments totaling $49,000, Rubicon shall have acquired a 100% registered and beneficial interest in and to the Property.



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3) On exercise of its option, Rubicon will grant a 2.5% Net Smelter Return Royalty ("NSR") to the Owners on the Property for which a 1.5% NSR (60% of the NSR) will be purchasable by Rubicon from the Owners at any time for $1,500,000 (NSR details are attached as Schedule B). The NSR is also purchasable for $500,000 for each 0.5% NSR. Rubicon has a right of first refusal on the remaining 1.0% NSR.

4) Rubicon shall grant the Owners an additional 1% NSR as defined in the attached Schedule B, (the "Surrounding NSR") on any mineral claims staked by Rubicon and lying wholly within two (2) kilometers from the outside boundary of the mineral licence 4932M, (the "Area of Interest"), but excludes any mineral claims lying within pre-existing areas of interest agreed to by Rubicon with other parties. Rubicon shall have no obligations to maintain or hold the mineral claims within the Area of Interest. Rubicon shall have the right to purchase 0.5% of the Surrounding NSR for $500,000 and shall have the right of first refusal on the remaining Surrounding NSR.

5) During the currency of the Agreement, Rubicon will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon sees fit.

6) Rubicon may assign, sell, convey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party at any time.

7) If at anytime the Owners elect to sell, convey, transfer or otherwise dispose of all or any portion of their interest in the Agreement or Property, Rubicon shall be entitled to a right of first refusal in respect thereof.

8) Rubicon may at any time request that the Property be transferred to Rubicon at its cost. In the event Rubicon elects to terminate the Agreement, Rubicon will return the Property to the Owners at no cost to the Owners.

9) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

This Agreement shall be open to acceptance until 15 August, 2003 at 5:00 pm PST.

Rubicon may elect to drop any or all mineral licences or mineral claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owners and returning the mineral claims in 90 days good standing.

Rubicon shall be entitled to receive all security deposits held by the Newfoundland Government related to the mineral claims in Schedule A and any mineral claims acquired within the Area of Interest providing it performs the required assessment work.

13) All data and information provided to the Owners with respect to the Property shall be treated as and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com




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The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

This Agreement is subject to the due diligence of Schedule A.

This Agreement supercedes any previous agreements or discussions on the Property and shall be the entire agreement.

If Rubicon is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default. In the event Rubicon enters into an agreement with a third party (the "Third Party") concerning the Property, and remains in default of the Agreement, following the Rubicon Default Period, then the Owners shall provide additional written notice to the Third Party specifying the default. The Third Party shall have an additional thirty (30) days (the "Third Party Default Period") to remedy or dispute the default. If no reasonable steps are take to cure the default or dispute the default by the Third Party, then the Owners shall be entitled to seek any remedy it may have on account of such default. Rubicon or its assigns will not lose any rights during the period when in good faith they are or have disputed the notice of default.

18) All reference to dollar amounts contained in this Agreement are referenced to Canadian funds.

19) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

20) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

21) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

22) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,
Rubicon Minerals Corporation

Per:
Title: Chairman of the Board

Cc: J. Garfield MacVeigh –Chairman of the Board

DARREN HART
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My Commission expires on December 31, 2003.

Accepted this 5 day of August, 2003:

Al Keats

Kevin Keats

Peter Dimmell

JAMES P. HINCHEY
A Commissioner for Oaths in and for the Province of Newfoundland.
My Commission expires on December 31, 2006.

This INSTRUMENT is hereby approved this 11th day of August 20 03 by
for AW Taylor
MINISTER OF MINES AND ENERGY

REGISTERED: this 11th day of Aug. 20 03
In accordance with Sec. 6, the Mineral Act RSNL 1990
Vol. 80 Fol. 36 Receipt No. [illegible]

MANAGER-MINERAL RIGHTS
(Mineral Claims Recorder)



RUBICON

SCHEDULE A

TO THE LETTER AGREEMENT DATED AUGUST 4, 2003 BETWEEN AL KEATS, KEVIN KEATS & PETER DIMMELL AND RUBICON MINERALS CORPORATION ON THE TOM JOE PROPERTY, NL

Property Description

The Tom Joe Property is comprised of six claims located in the Electoral District of 14 Grand Falls-Buchans, NTS 12A/16, Province of Newfoundland, more particularly described as follows:

LICENCE NO.	CLAIMS	ISSUE DATE	RECORDED HOLDER
4932M	6	10 June 1996	Kevin Keats

Due diligence accepted this 5th day of August, 2003

By:

J. Garfield MacVeigh, Chairman
Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com


RUBICON

SCHEDULE B

**TO THE LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE TOM JOE PROPERTY,NL**

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the Tom Joe Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Al Keats, Kevin Keats and Peter Dimmell (the "Owners", "Vendors"), dated August 4, 2003 concerning the Property.

1. Definition of Net Smelter Returns. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. Certain Characteristics of the Royalty. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Property; (b) entitle the Payee to grant to third parties

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the Payee to any partition of the Property; or (d) entitle the Payee to any ownership interest in any improvements on the Property, equipment and other personal Property located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.

3. Commingling. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. Stockpiling. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other Property.

5. Calculation and Delivery of Royalty Payments. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. Audit. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. Method of Making and Reporting Payments. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of



RUBICON

the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. Commercial Production

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the August 4, 2003 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owners occurring after January 8, 2004 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. Additional Agreements of the Parties.

(1) No Obligation. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Property, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) Hedging. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Property. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Property.

(3) Advance Royalty Payments. Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. Arbitration. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so



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selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.



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August 17, 2005

Allan Keats
Genral Delivery
Benton, NL
A0G 1C0

Kevin Keats
P.O. Box 10
Gambo, NL
A0G 2E0

Peter Dimmell
56 Carpasian Rd.
St. John's, NL
A1B 2R2

CONFIDENTIAL

RE: Termination of the Purchase and Royalty Letter Agreement between Al Keats, Kevin Keats & Peter Dimmell and Rubicon Minerals Corporation on the Tom Joe Property, NL

11:42 AM

Dear Al, Kevin and Peter:

It is with regret that Rubicon Minerals Corporation ("Rubicon") has decided to terminate the Purchase and Royalty Letter Agreement between Al Keats, Kevin Keats & Peter Dimmell and Rubicon Minerals Corporation on the Tom Joe Property, NL dated August 4, 2003 (the "Agreement"), as contemplated under section 9 of the Agreement. An original notice was sent via email from David Copeland, dated August 17, 2005 at ~~11:00~~ AM (NT), notifying the property vendors of the plans to terminate the Agreement. An original signed document will be forwarded by express post.

These claims (licence 4932M) are being returned in more than 90 days good standing as outlined in section 9 of the Agreement. This licence is in good standing until June 10, 2007.

Kindly acknowledge receipt of this termination notice by each signing and returning the enclosed copy of this letter. Please have a notary public witness your signature prior to retuning the letter.

Yours sincerely,

David Copeland, Exploration Manager (Newfoundland)

RUBICON MINERALS CORPORATION

Per: ____________________
Authorized Signatory

Notice of receipt acknowledged this 23rd day of August, 2005

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3555
E-mail: rubicon@rubiconminerals.com
VSE:RMX



RUBICON

Per: ______________________
Al Keats

Per: ______________________
Kevin Keats

Per: ______________________
Peter Dimmell

Cc: Garfield MacVeigh, Chairman of the Board
Steve House, Project Geologist and Land Manager

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com
VSE.RMX

Schedule E

Underlying Agreement

June 14, 2004 Purchase and Royalty Letter Agreement between Stephen Courtney and Newfoundland & Labrador Minerals Ltd. and Rubicon Minerals Corporation on the OB Property, NL

RUB ICON

Mr. Stephen Courtney
10 Main Street West Extension
Grand Falls-Windsor, NL
A2B 1J8

And

Newfoundland & Labrador Minerals Ltd.
P.O. Box 11, Site 7, R.R.# 1 Placentia, NL
AOB 2YO

CONFIDENTIAL

June 14, 2004

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEIN
STEPHEN COURTNEY AND NEWFOUNDLAND & LABRADOR MINERALS LTD.
AND
RUBICON MINERALS CORPORATION
ON THE OB PROPERTY, NL

Dear Stephen and George,

Rubicon Minerals Corporation ("Rubicon") Is pleased to offer option terms in this Letter Agreement (the "Agreement") to Stephen Courtney and Newfoundland & Labrador Minerals Ltd. (the "Owners") to allow Rubicon to acquire an undivided 100% Interest *in* one (1) Mineral licence totaling six (6) mineral claims comprising the OB Property (the "Property") located south-southwest *of* Badger, NTS 12A116, Newfoundland and detailed in Schedule A.

The Owners represent and warrant to Rubicon that they *are* the registered and beneficial owners *of* a 100% Interest In the Property, the Property is in good standing with respect to the performance *of* all obligations applicable under all laws *of* the Province *of* Newfoundland and Labrador, the Property Is *free* and clear *of* all charges, liens and other encumbrances and they are duty entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part *of* this Agreement.

In exchange for a 100% Interest in the Property Rubicon offers the following terms:

1)

Rubicon will make the following cash payments totaling $35,000 (the "Purchase Price") to the Owners:

Within 10 days *of* Agreement acceptance date	$5,000
On or before June 14, 2005	$5,000
On or before June 14, 2006	$10.000
On or before June 14, 2007	$15,000

Upon receipt by the Owner *of* the Purchase Price, Rubicon shall have acquired a 100% registered and beneficial interest in and to the Property.



RUBICON

2) On exercise of its option, Rubicon will grant a 2% Net Smelter Return Royalty ("NSR") to the Owner on the Property of which a 1% NSR (50% of the NSR) will be purchasable by Rubicon from the Owners at any time for $1,000,000 (NSR details are attached as Schedule B). Rubicon has a right of first refusal on the remaining 1% NSR.

3) No Area of Interest is implied or granted on lands surrounding the property outlined in Schedule A or any other ground held by Rubicon or it's partners.

4) During the currency of the Agreement, Rubicon will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon sees fit.

5) Rubicon may assign, sell, convey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party at any time.

6) If at any time the Owners elect to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon shall be entitled to a right of first refusal in respect thereof.

7) Rubicon may at any time request that the Property be transferred to Rubicon at its sole cost. In the event Rubicon elects to terminate the Agreement, Rubicon will return the Property to the Owners at no cost to the Owners.

8) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

9) This Agreement shall be open to acceptance until June 21, 2004 at 5:00pm (Newfoundland time).

10) Rubicon may elect to drop any or all mineral licences or mineral claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owners and returning the mineral licences or mineral claims in 60 days good standing.

11) Rubicon shall be entitled to receive all security deposits held by the Newfoundland and Labrador Government related to the mineral claims comprising the mineral licences in Schedule A providing it performs the required assessment work.

12) All data and information provided to the Owner with respect to the Property shall be treated and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

13) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

14) This Agreement is subject to satisfactory due diligence examination of the Property by Rubicon before June 21, 2004.

15) This Agreement supersedes any previous agreements or discussions on the Property and shall be the entire agreement.

16) All reference to dollar amounts contained in this Agreement shall refer to Canadian funds.

17) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.



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18) If Rubicon is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period"), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default.

19) Any notice required to be given under this Agreement shall be deemed to be given if delivered or mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by telecopier, in the case of the Owners addressed as follows:

Mr. Stephen Courtney
10 Main Street West Extension
Grand Falls-Windsor, NL
A2B 1J8

And in the case of Rubicon addressed as follows:

Mr. Michael J. Gray, VP Exploration
Suite 888 - 1100 Melville Street
Vancouver, BC V6E 4A6
Fax: 604-623-3355

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed on the third business day after the date of mailing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

20) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

21) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,
Rubicon Minerals Corporation

J. Garfield MacVeigh, Chairman of the Board

Cc: Michael J. Gray, VP Exploration

Accepted this ___ day of June, 2004:

RUBICON

STEPHEN COURTNEY

NOTARY PUBLIC

NEWFOUNDLAND & LABRADOR MINERALS LTD.

NOTARY PUBLIC

17 June 2004.
Fred A. Whelan
Notary Public for Newfoundland
Box 53, Jerseyside, P. Bay
Nfld. A0B 2G0



RUBICON

SCHEDULE A

**TO THE PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
STEPHEN COURTNEY AND GEORGE LANNON
AND
RUBICON MINERALS CORPORATION
ON THE OTTER BROOK PROPERTY, NL**

Property Description

The Property is comprised of one Mineral Licence totaling six (6) mineral claims located south – southwest of Badger, Newfoundland, NTS 12A/16, more particularly described as follows:

Mineral Licence No.	No. of Claims	Issue Date	Recorded Holder
8904M	6	July 9, 2002	Stephen Courtney

Due diligence accepted this ____ day of June, 2004.

By:

J. Garfield MacVeigh, Chairman of the Board
Rubicon Minerals Corporation



RUBICON

SCHEDULE B

TO THE PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN STEPHEN COURTNEY AND GEORGE LANNON AND RUBICON MINERALS CORPORATION ON THE OB PROPERTY, NL


Badger
OTTER BROOK PROPERTY
5 0 5 Kilometers

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street, Vancouver, BC Canada V6E 4A6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Claims at such place or places as it may elect, either upon the Claims or upon other Claims.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Claims. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Claims, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the June 14, 2004 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owners occurring after June 14, 2005 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Claims, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Claims.

RUBICON

SCHEDULE C

TO THE PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN STEPHEN COURTNEY AND NEWFOUNDLAND AND LABRADOR MINERALS LTD. AND RUBICON MINERALS CORPORATION ON THE OB PROPERTY, NL

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the OB Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Stephen Courtney and Newfoundland & Labrador Minerals Ltd. (the "Owners", "Vendors"), dated June 14, 2004 concerning the Property.

1. Definition of Net Smelter Returns. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendors (the "Payee") on any precious metals produced or sold from the Claims, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Claims, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Claims, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. Certain Characteristics of the Royalty. The Payee's interest in the Royalty is a non-participating interest in the Claims which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Claims as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Claims; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Claims; (c) entitle the Payee to any partition of the Claims; or (d) entitle the Payee to any ownership interest in any improvements on the Claims, equipment and other personal Claims located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Claims.



3. Commingling. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Claims, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the



RUBICON

In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Claims.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

Schedule F

Management Contract

MANAGEMENT CONTRACT

THIS AGREEMENT made as of the 1st day of May, 2006

BETWEEN:

CROSSHAIR EXPLORATION & MINING CORP.
1240 – 1140 West Pender Street
Vancouver, BC, V6E 4G1

(hereinafter called the "Corporation")

-and -

RUBICON MINERALS CORPORATION
1540 – 800 West Pender Street
Vancouver, BC V6C 2V6

(hereinafter called the "Contractor")

WHEREAS:

A. The Corporation and the Contractor are parties to the property agreements listed in Schedule A, and such other agreements as may later be added to Schedule A and become subject to the terms of this agreement (the "Property Agreements"), by the terms of which the Contractor granted the Corporation the option to acquire certain interests in the mineral properties that are subject to the terms of the Property Agreements (the "Properties");

B. The Corporation has agreed to appoint the Contractor as Manager to conduct exploration programs on the Properties and the parties have agreed to set forth herein the terms upon which that will occur.

WITNESSETH that in consideration of the payments to be made by the Corporation and of the premises and mutual promises and agreements herein contained, the parties hereto agree as follows:

1.0 APPOINTMENT

1.1 The Corporation hereby appoints the Contractor to act as an independent contractor with overall management responsibility for carrying out an exploration program (the "Work") on the Properties as described herein and on the terms set out in Schedule "A" hereto, and as directed by the Corporation. The Contractor hereby accepts such appointment and covenants to forthwith commence and complete the Work in accordance with this Agreement.

1.2 The Contractor will be entitled to act as the Contractor under this Agreement until it resigns or is terminated in accordance with this Agreement.

2.0 DUTIES OF THE CONTRACTOR

2.1 Subject to the terms of this Agreement, the Contractor shall have the following powers and duties:

(a) the Contractor will conduct, manage, direct and control Work on the Properties and will prepare and present to the Corporation proposed Programs and Budgets for Work on the Properties as provided in Section 4;

(b) the Contractor will implement the decisions, policies and plans of the Corporation, shall make all expenditures necessary to carry out adopted programs and will promptly advise the Corporation if it does not receive sufficient funds to carry out its responsibilities under this Agreement;

(c) the Contractor will use commercially reasonable efforts to:

(i) purchase or otherwise acquire all materials, supplies, equipment, water, utility and transportation services required for operations, such purchases to be made on the best terms available, taking into account all of the circumstances;

(ii) obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions; and

(iii) keep the Properties free and clear of all encumbrances, except those existing on the date of this Agreement, or workers', mechanics' or material men or construction liens which shall be released or discharged in a diligent manner or such other encumbrances specifically approved by the Corporation;

(d) the Contractor will:

(i) apply for and maintain all necessary permits, licenses and approvals;

(ii) comply with all applicable laws, rules and regulations of a governmental authority having jurisdiction over the Work;

(iii) promptly notify the Corporation of any allegations of material violation thereof; and

(iv) prepare and file all reports or notices required for or as a result of Work carried out on the Properties; and

(v) carry out the Work hereunder with due diligence and in accordance with the approved Programs and Budgets.

(e) the Contractor shall keep and maintain, separate and apart from its other books and accounts and records, good and complete books of account and records pertaining to the Work and the management and operation of the Properties and its performance as Contractor hereunder, on an individual basis for each Property on which Work is being conducted, including but not limited to:

(i) copies of all geological, geophysical, geochemical, drilling, metallurgical and engineering records and reports;

(ii) maps, drawings, surveys and other records, including title records, relating to or describing the Properties and all Work thereon or in respect thereof;

(iii) all licences, approvals, consents and permits given by governmental authorities and all reports and correspondence relating thereto; and

(iv) detailed books of account and records as will properly reflect, on an accrual basis and otherwise in accordance with customary cost accounting practices in the mining industry, all transactions of the Contractor in relation to the management of Work on the Properties and the performance of its duties hereunder, including those duties for which it will seek reimbursement hereunder,

in a central location known to the Corporation, and make such books and accounts and records available to the Corporation or its duly authorized agents and representatives at all reasonable times for inspection, audit and/or reproduction. All such books and accounts and records, unless otherwise authorized by the Corporation in writing, shall be maintained by the Contractor and not destroyed;

(f) The Contractor shall keep the Corporation advised of all Work by submitting to the Corporation in writing the following information as soon as it is available to the Contractor:

(i) progress reports delivered within five Business Days after the end of each month, which include summaries of Work and statements of expenditures and comparisons of such expenditures to the adopted budget;

(ii) monthly summaries of data acquired delivered within five Business Days after the end of each month;

(iii) a copy of any reports concerning Work;

(iv) a detailed final report within 60 days after completion of each Program and Budget, which shall include comparisons between actual and budgeted expenditures and comparisons between the objectives and results of Programs; and

(v) a copy of such other reports as the Corporation may reasonably request.

Items (i) through (iii) of this subsection 2.1(f) shall be submitted by the Contractor as it prepares them in the normal course of business. The Contractor shall forthwith communicate to the Corporation concurrently any information that is material to the Work. At all reasonable times the Contractor shall provide the Corporation or its representative, upon request, access to, and the right to inspect and copy, all maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records and other information acquired in the Work that has not been provided pursuant to items (i) through (v) of this subsection 2.1(f); such

information will be provided to the Corporation as a charge to the expenditures in connection with the Work. In addition, the Contractor shall allow the Corporation upon written request (which request shall not be unreasonably denied), at the latter's sole risk and expense, and subject to reasonable safety regulations, to inspect the Work at all reasonable times, so long as the Corporation does not unreasonably interfere with operations;

(g) The Contractor shall prepare for presentation to and the approval of the Corporation, and implement and enforce, appropriate occupational health and workplace safety, sustainability and environmental protection and compliance policies and plans and such other policies and plans as the Corporation shall deem appropriate or prudent; and

(h) The Contractor shall undertake all other activities reasonably necessary to fulfill the foregoing.

3.0 STANDARD OF CARE

3.1 The Contractor shall conduct all Work in a good, workmanlike and efficient manner using the skill and judgement, and exercising such degree of care and skill as would reasonably be exercised by an experienced geological contractor carrying on operations of the nature and scope of the Work on the Properties, all in accordance with: (a) prevailing mining industry standards and practices; (b) all applicable laws; (c) the terms of all leases, licenses, permits, contracts and other agreements pertaining to Properties; and (d) applicable occupational health and work place safety, environmental protection and compliance policies.

4.0 PROGRAMS AND BUDGETS

4.1 Unless otherwise provided herein, Work shall be completed and expenses shall be incurred only pursuant to approved Programs and Budgets. In this Agreement:

"Program" means a description in reasonable detail of Work to be conducted and objectives to be accomplished by the Contractor on behalf of the Corporation in respect of each Property for a calendar year or any other period as determined jointly by the Corporation and the Contractor; and

"Budget" means a detailed estimate of all costs to be incurred and expenditures to be made by the Contractor with respect to a Program and a schedule of cash advances to be made by the Corporation.

4.2 The Contractor shall propose a Program each year for each Property on which Work will be conducted entailing:

(a) the exploration operations to be carried out by the Contractor during the ensuing year, including geological mapping, geochemical sampling, geophysical surveys, drilling, underground or surface drilling, bulk sampling, and other work carried out to ascertain the existence, location, quantity, characteristics, and quality of deposits on the Properties; and

(b) development operations, that may entail in-depth drilling, test mining, and other such work expended toward developing deposits on the Properties, but does not encompass,

by itself, construction, operation, maintenance, and attendant activities designed to bring a mine on any of the Properties into production in reasonable commercial quantities.

4.3 (a) Proposed Programs and Budgets shall be prepared and submitted by the Contractor to the Corporation for review and consideration. Each Program shall be accompanied by and shall include a corresponding Budget and shall designate precisely the area on which Work is to be performed, describe the Work to be performed and state the estimated period of time required to perform the Work.

(b) Each Budget shall be prepared in reasonable detail and shall, as near as is practicable, show the estimated expenditures for each calendar quarter covered by the Budget period.

(c) Within 30 days after the Contractor submits a proposed Program and Budget to the Corporation, the Corporation shall submit to the Contractor notice that the Corporation (i) approves of the Program and Budget or (ii) proposed modifications to the proposed Program and Budget, including detailed specific objections regarding the proposed Program and Budget. If the Corporation fails to give either of the foregoing responses within the allotted time, the failure shall be deemed an approval by the Corporation of the proposed Program and Budget. If the Corporation makes a timely submission to the Contractor proposing modifications to the proposed Program and Budget then the parties shall meet within the following 30 days to consider the proposed modifications and seek to develop a complete Program and Budget acceptable to both parties. If the parties cannot so agree then the Program and Budget to be adopted will be that proposed by the Corporation.

(d) Each adopted Program and Budget, regardless of length, shall be reviewed at least quarterly at a meeting (either in person or by telephone conference call) of the Contractor and the Corporation. During the period encompassed by any Program and Budget and at least 90 days prior to its expiration, a proposed Program and Budget for the succeeding period shall be prepared by the Contractor and submitted to the Corporation.

4.4 The Contractor's monthly Budget reports required by subsection 2.1(f)(i) of this Agreement will report on actual expenditures incurred for the previous month and for the year-to-date and will compare the forecast expenditures for the year to the budgeted expenditures for the year. If at the end of each year for each Program the actual expenditures for the year exceed budgeted expenditures by more than 10%, then the amount of the Budget overrun up to and including 10% shall be borne by the Corporation and the excess over 10% shall be for the sole account of the Contractor.

5.0 ACCOUNTS AND SETTLEMENTS

5.1 On the basis of an adopted Program and Budget, the Contractor will submit to the Corporation, at least five Business Days in advance of when payment is required, a notice setting forth a billing for estimated cash requirements (including GST) for the following approximate one month period. The Corporation shall advance to the Contractor the estimated amount on the required date. The Contractor shall not maintain any material cash balance, and all material funds in excess of immediate cash requirements shall be returned to the Corporation. In the event that the Corporation fails to advance to the Contractor the estimated amounts in accordance with the foregoing terms, the Contractor shall immediately deliver to the Corporation written notice of the failure to advance funds, whereupon the Corporation shall advance to the Contractor the

estimated amount within two Business Days of the receipt of such notice, failing which the Corporation shall be in default of such cash call. If the Corporation fails to pay a cash call when due under this Section it will reimburse the Contractor for any costs incurred or interest paid by the Contractor as a result of it advancing funds or drawing on a credit facility to cover the amount of the cash call not made, and the Corporation shall indemnify and hold the Contractor harmless from and against all claims for loss, demands, costs damages, actions, suits, contracts or other proceedings, whatsoever made, brought or prosecuted that arise from any failure by the Corporation to pay any such cash call. None of the foregoing imposes on the Contractor any obligation to fund any shortfalls in cash requirements or any missed cash call or any other obligation of the Corporation under this Agreement.

5.2 Except as otherwise expressly provided herein and in schedule "A" hereto, all costs or expenses incurred by the Contractor relating to the work program shall be for the account of the Corporation and invoiced to the Corporation at the rates outlined in schedule "A".

6.0 AGENTS AND SUB-CONTRACTORS OF THE CONTRACTOR

6.1 The Contractor shall not engage any agent(s) or others to perform any of the Work hereunder where the estimated expenditure for the Work in connection with a specific Program is greater than $50,000 except with the Corporation's prior written consent. The giving of such consent by the Corporation shall not be construed as relieving the Contractor of any obligation hereunder and it is expressly understood that, in such event, the Contractor shall bear the sole responsibility for all acts of such persons(s), shall ensure that such person(s) abide strictly by the terms and conditions of this Agreement and shall indemnify and save harmless the Corporation from any and all actions, causes of action, debts, contracts, suits, claims or demands whatsoever arising out of the activities of such person(s).

7.0 INSURANCE

7.1 The Contractor shall, prior to commencement and throughout the continuance of any work or other operations under this Agreement:

(a) invoice for and maintain with an insurance corporation satisfactory to the Corporation and fully licensed to do business in the Province where the Work is to be carried out the following insurance:

(i) Employer's Liability Insurance of not less than two million dollars ($2,000,000) covering each employee engaged in operations under this Agreement who is not covered by Workers' Compensation; and

(ii) Public Liability and Property Damage insurance covering all operations under this Agreement to the amount of not less than two million dollars ($2,000,000) for or in respect of any one occurrence.

(b) deliver to the Corporation, upon request, a Certificate of Insurance evidencing full compliance with insurance requirements contained in sub-paragraph (a) the following information and undertakings:

(i) naming the Corporation as an additional insured;

(ii) the policy number or numbers;

(iii) the expiry date of the insurance;

(iv) the nature and limits of the insurance;

(v) that the insurance covers operations of the Contractor under this Agreement; and

(vi) that the insurance cannot be altered or canceled prior to its expiry date without ten (10) days notice being given to the Corporation;

(c) take all prudent and necessary precautions against fire;

(d) comply fully with the provisions of all relevant statutes and regulations of the Province in which the Work is conducted and, in particular, provisions as set forth in the appropriate Worker's Compensation statute so far as applicable to operations undertaken pursuant to this Agreement

Provided, and it is expressly understood that the limits of insurance above set forth are not to be construed as limiting the liability of the Contractor under this Agreement.

8.0 INDEMNIFICATION

8.1 The Contractor shall indemnify and save the Corporation harmless from and against all claims for loss, demands, costs, damages, actions, suits, contracts or other proceedings, whatsoever made, brought, or prosecuted in respect of loss of life or personal injury or loss of or damage to Property, including Property of the Corporation, or obligation to compensate arising from or in any way attributable to operations negligently performed by the Contractor or any agent, sub-Contractor or other person employed by the Contractor pursuant to the provisions contained in this Agreement, except that the Contractor shall not be responsible for any such liability resulting from acts of the Corporation, its employees or contractors.

9.0 ARBITRATION

9.1 Any unresolvable dispute between the parties concerning any matter or thing arising from this Agreement shall be referred to a board of three arbitrators, one chosen or appointed by each of the parties and a chairman, chosen by the two named arbitrators, who shall carry out the arbitration pursuant to the provisions of the Commercial Arbitration Act, R.S.B.C. 1996. The expense of any such arbitration shall be divided equally between the parties.

10.0 ALTERATIONS IN WORK

10.1 Site conditions, fieldwork, and weather may necessitate changes/adjustments an approved Program. The Contractor may proceed with reasonable and appropriate changes within the scope of the Work without the written authorization from the Corporation provided that the Contractor concurrently advises the Corporation of specifics of the proposed changes/adjustments to the approved Program.

11.0 NOTICE OF DEFAULT

11.1 If for any reason the Corporation is dissatisfied with the performance of any work by the Contractor, the Corporation shall give the Contractor written notice specifying the default of cause of dissatisfaction and requiring remedy thereof by the Contractor.

12.0 TERMINATION

12.1 The Corporation may terminate this Agreement:

(a) immediately upon notice to the Contractor in a situation contemplated by Section 13;

(b) upon 14 days notice to the Contractor in a situation referred to in Section 17; or

(c) on or after the first anniversary of the Execution Date as outlined in section 2 of the Property Agreement listed in Schedule A (the Golden Promise Property Agreement)

and in each such case, the Corporation shall be liable to pay the Contractor for Work satisfactorily completed to the date of termination as aforesaid.

12.2 The Contractor may terminate this Agreement should its fulfillment be rendered impossible by:

(a) unavailability of essential materials and supplies due to priority restriction;

(b) unavailability of or inability to secure labour due to restrictions or causes beyond the Contractor's control, provided that in such cases the Contractor shall not be liable for any loss or damage directly or indirectly suffered by reason of exercises of such right of termination; or

(c) poor weather conditions limiting/preventing reasonable access to the property or worksite.

or by providing 90 days written notice to the Corporation

and in each such case, the Corporation shall be liable to pay the Contractor for Work satisfactorily completed to the date of termination as aforesaid.

13.0 WORK STOPPAGES

13.1 The Contractor covenants to ensure that there will be no work stoppages, work slowdowns or any other form of withdrawal of labour while the Contractor is engaged in performing Work on the Property in accordance with this Agreement. In the event the employees of the Contractor engage in any work stoppage, work slowdown or any other form of withdrawal of labour while the Corporation is engaged on the Property, this Agreement may be terminated immediately by the Corporation and the Contractor shall have no recourse against the Corporation.

and in each such case, the Corporation shall be liable to pay the Contractor for Work satisfactorily completed to the date of termination as aforesaid.

14.0 ASSIGNMENT

14.1 Except as permitted by Section 6 hereof, and in section 12 of the Property Agreement listed in Schedule A (the Golden Promise Property Agreement), the Contractor shall not assign any of its rights or obligations under the Agreement without the prior written consent of the Corporation.

15.0 CONFIDENTIALITY

15.1 All exploration work done and the results thereof shall be kept strictly confidential by the Contractor and shall not be distributed to any person other than the Corporation or its authorized representatives without the Corporation's consent in writing, which may be withheld by the Corporation in its sole discretion, except as required by applicable law. The Corporation will not permit access by any third party to the work site in the absence of written permission for such access by the Corporation.

16.0 NOTICE

16.1 Any notice or communication desired or required to be given hereunder (including a change of address) may be given be delivering the same by hand, or by sending the same by telecopier to:

Corporation: Crosshair Exploration & Mining Corp.
1240 – 1140 West Pender Street
Vancouver, BC, V6E 4G1
Attention: Mark Morabito
Telephone: 604.681.8030
Fax: 604.681.8039

Contractor: Rubicon Minerals Corporation
1540 – 800 West Pender Street
Vancouver, BC, V6C 2V6
Attention: Michael Vande Guchte
Telephone: 604.623.3333
Fax: 604.623.3355

Any such notice or other communication, if delivered, shall be deemed to have been received on the date of its actual receipt, or, if sent by telecopier during business hours on a Business Day, shall be deemed to have been received on that day, and if not sent during business hours on a business day, shall be deemed to have been received on the next Business Day.

17.0 FORCE MAJEURE

17.1 If any party shall be prevented or delayed from performing any of the obligations on its part to be performed hereunder by reason of force majeure, that is to say by reason of Act of God, strike, fire, flood, war, insurrection or riot, mob violence or requirement of government which cannot be overcome by reasonable and lawful means and the use of the facilities normally employed in performing such obligation, then and in any such event, and so often as the same shall occur, such failure to perform shall not be deemed a breach of this Agreement and the performance of any such obligation shall be suspended during the period of force majeure, it being understood

that if such situation persists more than 14 days, either party may thereupon terminate this Agreement. The parties agree to use all due diligence to remove such causes of disability as may occur from time to time.

18.0 TIME OF ESSENCE

18.1 Time shall be considered to be of the essence in this Agreement and no extensions of time granted by the Corporation to the Contractor or vice-versa shall be construed as a waiver of this provision unless expressly stated in writing to be such.

19.0 DISCIPLINE

19.1 The Contractor shall, at all time, enforce strict discipline and maintain good order among its employees and shall not retain on the job any unfit person or anyone not skilled in the work assigned to him. Any employees of the Contractor, who are objectionable or unsatisfactory to the Corporation, shall be removed from the place of Work and replaced by an employee satisfactory to the Corporation, acting reasonably.

20.0 EFFICIENCY

20.1 The Contractor agrees that the personnel employed by it in the performance of this Agreement shall work continuously in the performance of this Agreement and in such manner that the greatest degree of efficiency may be obtained from them and that as much Work as possible shall be done. For such purpose, the Contractor agrees that it shall employ modern exploration techniques and equipment and the best crews obtainable by it.

21.0 INDEPENDENT CONTRACTOR

21.1 The Contractor, its servants, employees and agents shall retain their independent status. They shall not be treated as or hold themselves out to be employees, agents or servants of the Corporation.

22.0 APPLICABLE LAW

22.1 This Agreement shall be governed by, and any dispute hereunder shall be determined in accordance with, the Laws of the Province of British Columbia.

23.0 OBLIGATIONS OF CONTRACT

23.1 This Agreement shall be binding upon the parties hereto, their respective successors and permitted assigns.

24.0 ADDITIONAL PROPERTIES

24.1 The parties to this Agreement may include additional mineral properties as being subject to the terms of this Agreement by a separate notice agreed to by both parties that includes specifics of the additional mineral property to be added and deems it to be included as a Property listed in Schedule A to this Agreement. Upon the parties so agreeing any Work done by the Contractor on that new Property will be subject to the terms of this Agreement.

25.0 PRIOR AGREEMENTS

25.1 This Agreement supercedes all prior agreements and discussions between the parties.

26.0 BUSINESS DAY

26.1 In this Agreement a "Business Day" means a day that Canadian chartered banks are open for business in Vancouver, British Columbia.

27.0 CURRENCY

27.1 Unless otherwise stated, all currency references in this Agreement are to Canadian currency.

28.0 ENGLISH LANGUAGE/LANGUE ANGLAISE

28.1 The parties acknowledge that they have agreed that this Agreement, as well as all related documents, be drawn up in the English language only. Les parties reconnaissent qu'ils sont convenus que ce contrat, ainsi qui tous les documents qui s'y rapportent, seront rédigés dans la langue anglaise seulement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first set forth above.

CROSSHAIR EXPLORATION & MINING CORP.

By: ______________________

RUBICON MINERALS CORPORATION

By ______________________

SCHEDULE "A"

1. PROPERTIES

The mineral properties that are the subject of the following agreement, and any other mineral properties that may be added to this Schedule pursuant to the terms of the Management Contract to which this schedule is attached, will be the "Properties" for the purposes of the Management Contract:

(a) Golden Promise Property Agreement made the 1st day of May, 2006 between Rubicon Minerals Corporation and Crosshair Exploration & Mining Corp.

2. CONTRACTOR RATES

2.1 The current Contractor Rates of Rubicon Minerals Corporation for Work to be conducted on the Properties are outlined below and subject to an 8% management fee and GST

Project Geologist	CDN $350 per day
Geologist	CDN $275 per day
Field Assistant/Prospector	CDN $235 per day
Management in field	CDN $375 per day
Drafting - Acad/GIS	CDN $275 per day
Office Assistant	CDN $150 per day
Computer Equipment/Software	$300 per month
Rock Saw	TBD

All the foregoing Contractor Rates shall be subject to review and adjustment by the Contractor subject to market conditions

2.2 Any reference to Cost in this schedule shall be interpreted as net cost to the Contractor.

(a) All expenses incurred for Work on the Properties by the Contractor (not limited to but including travel, room and board, shipping, geochemical analysis, fuel, field expenses) shall be invoiced at Cost plus 8% upon the presentation of a reasonable itemized account.

(b) All items rented for Work on the Properties by the Contractor shall be invoiced at Cost plus 8% upon the presentation of a reasonable itemized account.

(c) All third party contracts managed by the Contractor for the Properties shall be invoiced at Cost plus 8% where the third party contract is for a total amount per Program of less than $50,000 and at Cost plus 5% where the third party contract is for a total amount per Program of more than $50,000.

Schedule G

Summary Of Joint Venture Agreement Terms

1. **Definitions**
   - as applicable

2. **Representations and Warranties**
   - due incorporation
   - power and authority
   - ownership and title to assets
   - no adverse claim

3. **Purpose and Creation of the Joint Venture**
   - best efforts to explore and develop property
   - joint venture does not create partnership
   - rights and obligations several and not joint or joint and several
   - beneficial ownership in proportion to respective interest
   - rights and obligations of parties strictly limited to the applicable joint venture property

4. **Dilution**
   - initial deemed investment at 60% Crosshair/40% Rubicon will be total $6.66 million (CrossHair: $4.00 MM and Rubicon: $2.66M
   - variation of interest based on proportionate funding of costs
   - reduction of interest below 10% results in loss of interest in consideration of net smelter royalty of 1%

5. **Management Committee – to apply after Crosshair earns interest**
   - two representatives of each party with chairman designated by the Optionee and having casting vote
   - votes equal percentage interest in the property
   - quorum equal to 50% of aggregate Interest

6. **Operator**
   - Crosshair is operator at all times during the currency of the Option, subject to the Optionors right to manage the exploration programs until the first anniversary of the Execution Date as indicated in section 2 of the Agreement
   - indemnification for non-negligent activities
   - monthly reports to JV from Operator

7. **Power, Duties and Obligations of Operator**
   - standard

8. **Programs – Applicable After Exercise of the Option**
   - expenditures incurred pursuant to approved work programs
   - unanimous approval of participants required for an individual work programs or portions thereof contemplating expenditures in excess of $3,000,000 solely related to exploration (as distinct from development expenditures)
   - submission of proposed program within 60 days of completion of previous work programs
   - 60 days to elect to participate

- minimum 6 month, maximum 12 month budget program periods

9. **Accounting Procedures**
   - cash calls
   - administration overhead allowance 8% exploration, 1.5 development, 2.5% mining

10. **Information and Data**
    - joint access to Optioned Properties and project data/materials

11. **Partition**
    - no partition

12. **Right of First Refusal**
    - standard

13. **Royalty**
    - net smelter return royalty general terms as defined in Schedule B of Underlying Agreements

14. **Force Majeure**
    - standard

15. **Notice**
    - similar to Section 16 of Option Agreement

16. **Waiver**
    - standard

17. **Further Assurances**
    - standard

18. **Use of Name**
    - no use of name of other party

19. **Entire Agreement**
    - standard

20. **Amendment**
    - in writing

21. **Dispute**
    - Courts of British Columbia to govern

22. **Right to Audit**
    - party acquiring NSR has right to audit

23. **Time**
    - standard

24. **Document Retention on Termination**
    - standard

25. Enurement
- standard

26. Governing Law
- Province of British Columbia

27. Severability
- standard

28. Number and Gender
- standard

29. Headings
- standard

30. Time of the Essence
- standard

31. Regulatory Approval
- standard

32. Assignment
- restriction on assignment (except the Optionor during the Option Period)
- requirement for consent
- affiliated parties excluded
- rejection of assignee


RECEIVED
2007 JUL 13 P 2:

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006



RUBICON

ORIGINAL COPY

Mr. Al Keats,
General Delivery
Benton, NF
A0G 1C0

Mr. Kevin Keats
P.O. Box 10,
Gambo, NF
A0G 2E0

Peter Dimmell
56 Carpasian Rd.
St. John's NF
A1B 2R2

CONFIDENTIAL

SENT BY E-Mail

April 10, 2002

LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE JBP PROPERTY

Dear Al, Kevin and Peter,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to Al Keats, Kevin Keats and Peter Dimmell (the "Owners") to allow Rubicon to acquire 100% interest in 4 mineral licences (the "JBP Property", the "Property") located on NTS 2D/15, 2E/02, Newfoundland and detailed in Schedule A and Schedule C. The Owners warrant that they control a 100% interest in the Property and are duly entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Agreement.

In exchange for a 100% interest in the Property, Rubicon offers the following terms:

1) Rubicon will make the following cash or share payments to the Owners, at the election of Rubicon:

	C$	Shares
On signing (after regulatory approval)	10,000	-
On or before April 10, 2003	15,000	9,000 or $9000 cash (Rubicon election)
On or before April 10, 2004	25,000	15,000 or $15,000 cash (Rubicon election)
On or before April 10, 2005	35,000	50,000 or $50,000 cash (Rubicon's election but payment must be equivalent to CDN $50,000)

2) Rubicon will grant a 2.5% Net Smelter Return ("NSR") to the Owners on the mineral licences in Schedule A and Schedule C for which a 1.5% NSR (60% of the NSR) will be purchasable by Rubicon from the Owners at any time for $1,500,000 (NSR details are attached as Schedule B). Rubicon may purchase portions of the NSR for $500,000 for each 0.5%. Rubicon has a right of first refusal on the remaining 1.0% NSR.

In addition, Rubicon will grant a 1.0% "Schedule D-NSR" (as set out in Schedule D) on claims currently staked by Rubicon within a 1 km area of influence of claims listed in Schedule A but

A.K.
P.D.
K.K.



RUBICON

subject to a pre-existing area of influence shown in Schedule E. Rubicon can purchase 0.5% of the 1% Schedule D-NSR at any time for $500,000. The area for which this 1% Schedule D-NSR applies (as shown in Schedule E) does not constitute part of the Property, but will be in effect for as long as Rubicon maintains the applicable claims outlined in Schedule E in good standing.

3) Rubicon will make annual advance royalty payments of $15,000 to the Owners starting on April 10, 2007. These advance royalty payments shall be deductible from future Net Smelter Return royalties.

4) There shall be a mutual 1.0 km area of interest covering unstaked lands ("Area of Interest") from the mineral licences in Schedule A. There shall be no area of interest involving the mineral licences in Schedule C.

5) Rubicon may assign this Agreement in part or whole to any third party at any time.

6) Upon completion of the schedule of payments as contemplated by 1) above, Rubicon may request the Property title be transferred to its name at its cost.

7) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

8) This Agreement shall be open to acceptance until April 15th, 2002 at 5:00 pm PST.

9) Rubicon may elect to drop any or all claims covered in Schedule A of this Agreement by providing 30 days notice to the Owners and returning the claims with 90 days good standing. Rubicon may elect to drop any or all claims in Schedule C in the first year of the agreement by providing 30 days notice to the Owners and returning the claims with 30 days good standing and 90 days in subsequent years.

10) All data and information provided to the Owners with respect to the Property shall be treated as and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

11) This Agreement is subject to regulatory approval and due diligence of Schedule A.

12) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return one original to Rubicon.

Yours sincerely,

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com


RUBICON

per:

Michael J. Gray
V.P Exploration
Rubicon Minerals Corporation

Cc: J. Garfield MacVeigh –Chairman of the Board

Accepted this ____ day of April, 2002:

Al Keats

Kevin Keats

Peter Dimmell

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com

RMX.CDNX



RUBICON

SCHEDULE A

**TO THE LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE JBP PROPERTY**

Property Description

The JBP Property is comprised of map-staked claims located in the Mining District of Gander, Lake, Province of Newfoundland, more particularly described as follows:

MAP LICENCE #	# UNITS	ISSUE DATE	RECORDED HOLDER	NTS
8344M	13	Dec. 31/01	Dion Wade	2D/15
8415M	3	Feb. 11/02	Peter Dimmell	2D/15
8572M	18	Apr. 23/02	A.E.T. Keats	2D/15

Due diligence accepted this 26th day of July, 2002

By: [signature]

Michael J. Gray
VP Exploration

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE B

**TO THE LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE JBP PROPERTY**

NET SMELTER RETURNS

For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the 2.5% Net Smelter Returns Royalty (the "Royalty") payable in connection with the JBP Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Al Keats, Kevin Keats and Peter Dimmell (the "Owners", "Vendors"), dated April 10, 2002 concerning the Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Claims, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Claims, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Claims, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Claims which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Claims as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development,



production or other operations on the Claims; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Claims; (c) entitle the Payee to any partition of the Claims; or (d) entitle the Payee to any ownership interest in any improvements on the Claims, equipment and other personal Claims located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Claims.

3. <u>**Commingling**</u>. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Claims, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. <u>**Stockpiling**</u>. The Payor may stockpile any Products from the Claims at such place or places as it may elect, either upon the Claims or upon other Claims.

5. <u>**Calculation and Delivery of Royalty Payments**</u>. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Claims. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. <u>**Audit**</u>. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Claims, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. <u>**Method of Making and Reporting Payments**</u>. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such



RUBICON

payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the April 10, 2002 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owners occurring after April 10, 2003 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Claims, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Claims. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Claims.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or


RUBICON

mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.



RUBICON

SCHEDULE C

TO THE LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE JBP PROPERTY

Rubicon Mineral Licences Description

The following mineral licences are contributed by Rubicon as part of the JBP Property. These mineral licences are comprised of map-staked claims located in the Mining District of ______________, Province of Newfoundland, more particularly described as follows:

MAP LICENCE #	# UNITS	ISSUE DATE	RECORDED HOLDER	NTS
8613M	81	May 2/02	Rubicon Minerals Corporation	2E/02

MAB

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE D

TO THE LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE JBP PROPERTY

NET SMELTER RETURNS

For the mineral licences in Schedule C

The following constitutes the terms and conditions with respect to the calculation and payment of the 1.0% Net Smelter Returns Royalty (the "Royalty") payable in connection with the Schedule C mineral licences ("SCML") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Al Keats, Kevin Keats and Peter Dimmell (the "Owners", "Vendors"), dated April 10, 2002 concerning the Property.

11. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Claims, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Claims, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Claims, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

12. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Claims which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Claims as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development,

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



production or other operations on the Claims; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Claims; (c) entitle the Payee to any partition of the Claims; or (d) entitle the Payee to any ownership interest in any improvements on the Claims, equipment and other personal Claims located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Claims.

13. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Claims, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

14. **Stockpiling**. The Payor may stockpile any Products from the Claims at such place or places as it may elect, either upon the Claims or upon other Claims.

15. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Claims. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

16. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Claims, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

17. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such



payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

18. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the SCML governed by the Agreement as defined in the April 10, 2002 Letter Agreement on the SCML between Rubicon Minerals Corporation and the Owners occurring after April 10, 2003 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

19. **Additional Agreements of the Parties.**

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Claims, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Claims. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Claims.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

20. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or



mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.


RUBICON

SCHEDULE E

TO THE LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE JBP PROPERTY

Pre-Existing Area of Interest - Map

The attached map shows a map area that is not part of the Schedule C property due to a pre-existing area of interest. The attached map also shows the 1km area of interest from Schedule A claims for which Rubicon will pay the Owners a 1% NSR.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com

RMX.CDNX


RECEIVED
2007 JUL 13 P 2:31

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006



RUBICON

Mr. William Mercer
Box 182
Badger, Newfoundland
A0H 1A0

CONFIDENTIAL

SENT BY FAX
709.539.2524

May 22, 2002

**LETTER AGREEMENT BETWEEN
WILLIAM MERCER
AND
RUBICON MINERALS CORPORATION
ON THE GOLDEN PROMISE PROPERTY**

Dear William,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to William Mercer (the "Owner") to allow Rubicon to acquire 100% interest in 3 mineral licences (the "Golden Promise Property", the "Property") located on NTS 12A16, Newfoundland and detailed in Schedule A. The Owner warrants that he controls a 100% interest in the Property and is duly entitled to enter into an agreement on this Property.

The Owner warrants that he will provide Rubicon with all data related to the Property as part of this Agreement. The Owner acknowledges that Rubicon has contributed map-staked claims to the Property as specified in Schedule A.

In exchange for a 100% interest in the Property, Rubicon offers the following terms:

1) Rubicon will make the following cash and share payments to the Owner:

	C$	Shares
On signing (after regulatory approval)	15,000	0
On or before June 1, 2003	40,000	20,000
On or before June 1, 2004	50,000	30,000
On or before June 1, 2005	50,000	50,000
On or before June 1, 2006	75,000	0

2) Rubicon will grant a 2.0% Net Smelter Return ("NSR") to the Owners on the Property for which a 1.0% NSR will be purchasable by Rubicon from the Owners at any time for $1,000,000 (NSR details are attached as Schedule B) which may be purchased for $500,000 for 0.5% each. Rubicon has a right of first refusal on the remaining 1.0% NSR.

3) Rubicon will make annual advance royalty payments of $20,000 to the Owners starting on June 1, 2007. These advance royalty payments shall be deductible from future Net Smelter Return royalties.



RUBICON

4) During this Agreement, Rubicon shall receive all map-staking security deposit monies from the Owner upon filing assessment work to recoup these costs for any claims staked by Rubicon.

5) There shall be a mutual area of interest ("Area of Interest") of 3 kilometres (subject to any pre-existing areas of influence), from the perimeter of the Property (Schedule A), on unstaked lands. Should Rubicon map-stake within the Area of Interest, at its sole discretion, those claims shall become part of the Property at no cost to the Owner. Should the Owner map-stake in the Area of Interest, these claims shall be offered to Rubicon for the map-staking costs paid to the Newfoundland Government (which costs shall be in turn recouped from the Newfoundland Government by Rubicon by filing the necessary assessment work). Rubicon shall have 30 days to make the election of whether or not to include the new claims from the Owner.

6) Rubicon may assign this Agreement in part or whole to any third party at any time.

7) Upon completion of the schedule of payments as contemplated by 1) above, Rubicon may request the Property title be transferred to its name at its cost.

8) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owner.

9) This Agreement shall be open to acceptance until May 22, 2002 at 9:00pm Vancouver time.

10) Rubicon may elect to drop any or all claims covered by Schedule A of this Agreement by providing 30 days notice to the Owner and returning the claims in 90 days good standing from the date of notice.

11) All data and information provided to the Owner with respect to the Property shall be treated as and kept confidential unless it is in the public domain. The Owner shall not disclose such confidential data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by Rubicon.

12) This Agreement is subject to regulatory approval and due diligence of Schedule A.

13) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

14) This Agreement supercedes any previous agreements or discussion on the Property and shall be the entire agreement.

15) All references to dollars in this Agreement shall be in Canadian dollars unless otherwise specified.

16) This Agreement may be signed in counterparts and/or by facsimile, as required.



RUBICON

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return one original to Rubicon.

Yours sincerely,

Per: [signature]

Michael J. Gray
VP Exploration
Rubicon Minerals Corporation

Cc: David Adamson, President and J. Garfield MacVeigh, Chairman of the Board

Michael J. Gray executed this agreement in my presence this 8th day of August, 2002.

[signature]

DON COLLIE
Barrister and Solicitor
DAVIS & COMPANY
2800 - 666 Burrard Street
Vancouver, BC V6C 2Z7

Accepted this 22nd day of May, 2002

[signature]
William Mercer

DORA WELLS
A Commissioner for Oaths in and for the Province of Newfoundland. My commission expires December 31, 2004.

Dora Wells

This INSTRUMENT is hereby approved this 14th day of Aug. 20 02 by
for AWTaylor
MINISTER OF MINES AND ENERGY

REGISTERED: this 15th day of Aug 20 02
in accordance with Sec. 8, the Mineral Act RSN 1990
Vol. 21 Fol. 7 Receipt No. N/A
[signature]
MINERAL CLAIMS RECORDER

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street, Vancouver, BC CANADA V6E 4A6
Tel: 604.623.3333 Toll free: 866.365.4706 Fax: 604.623.3333 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RMX.TSX Venture



RUBICON

SCHEDULE A

TO THE LETTER AGREEMENT BETWEEN
WILLIAM MERCER
AND
RUBICON MINERALS CORPORATION
ON THE GOLDEN PROMISE PROPERTY

Property Description

The Golden Promise Property is comprised of map-staked claims located in the Exploits River area, Province of Newfoundland, more particularly described as follows:

MAP LICENCE #	# UNITS	ISSUE DATE	RECOREDED HOLDER	NTS
8864M	12	June 25/02	Nfld Dimension Stone	12A/16
8859M	12	June 21/02	Nfld Dimension Stone	12A/16
8868M	168	June 25/02	Rubicon Minerals Corporation	12A/16

Due diligence accepted this 26th day of July, 2002.

By:

Michael J. Gray
VP Exploration, Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 888 - 1100 Melville Street, Vancouver, BC CANADA V6E 4A6
Tel: 604.623.3333 Toll free: 866.365.4706 Fax: 604.623.3333 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RMX.TSX Venture



RUBICON

SCHEDULE B

**TO THE LETTER AGREEMENT BETWEEN
WILLIAM MERCER
AND
RUBICON MINERALS CORPORATION
ON THE GOLDEN PROMISE PROPERTY**

**NET SMELTER RETURNS
For the Property**

The following constitutes the terms and conditions with respect to the calculation and payment of the 2.0% Net Smelter Returns Royalty (the "Royalty") payable in connection with the Golden Promise Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and William Mercer (the "Owner", "Vendor"), dated May 22, 2002 concerning the Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Claims, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Claims, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Claims, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Claims which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Claims as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Claims; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Claims; (c) entitle the Payee to any partition of the Claims; or (d) entitle the Payee to any ownership interest in any improvements on the Claims, equipment and other personal Claims located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Claims.



RUBICON

3. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Claims, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Claims at such place or places as it may elect, either upon the Claims or upon other Claims.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Claims. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Claims, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the May 22, 2002 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owner occurring after May 22, 2003 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by



RUBICON

a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Claims, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Claims. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Claims.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

First Amendment to the Letter Agreement Dated May 22, 2002
between William Mercer and Rubicon Minerals Corporation

THIS FIRST AMENDMENT is made and entered into as of July 17, 2003, between Rubicon Minerals Corporation ("Rubicon") and William Mercer (the "Owner").

WHEREAS, Rubicon and the Owner heretofore entered into that certain Letter Agreement dated May 22, 2002 (the "Agreement"); and

WHEREAS, Rubicon and the Owner wish to make this first amendment to the Agreement to clarify certain properties or interests owned or under the control of the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. That section 7) in the Agreement shall be amended by adding a sentence to state the following:

   "Rubicon may at any time request that the Property be transferred to Rubicon at its sole cost during the option period. Upon such transfer, Rubicon shall hold title to the Property in trust and subject to this Agreement. If Rubicon or the third party elect to terminate the Agreement, the Property shall be returned to the Owner at no cost to the Owner.

2. The portions of mineral licences that have been map-staked by Rubicon that lie within the three (3) km Area of Interest as set out in section 5) of the Agreement are described as Schedule C shall become the "Area of Interest Claims" and are further described in Schedule D. Both Schedule C and Schedule D are attached hereto and made part of the Agreement.

3. That section 17) shall be added to the Agreement as follows:

   "If Rubicon is in default under the terms of the Agreement, then the Owner shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period), taken reasonable steps to cure the default or dispute the default, then the Owner shall be entitled to seek any remedy it may have on account of such default."

   "In the event Rubicon enters into an agreement with a third party (the "Third Party") concerning the Mercer Licences, and remains in default of the Agreement, following the Rubicon Default Period, then the Owner shall provide additional written notice to the Third Party specifying the default. The third party shall have an additional thirty (30) days (the "Third Party Default Period") to remedy or dispute the default. If no reasonable steps are taken to

cure the default or dispute the default by the Third Party, then the Owner shall be entitled to seek any remedy it may have on account of such default."

"Rubicon or its assigns will not lose any rights during the period when in good faith they are or have disputed the notice of default."

4. That section 18) shall be added to the Agreement as follows:

"This Agreement shall enure to the benefit of and be binding upon their respective successors and assigns."

Except as hereinabove amended, all terms and conditions of the Agreement shall remain unchanged and the Agreement is in full force and effect.

In witness whereof, the parties hereto have caused this First Amendment to the Agreement to be duly executed by its authorized representative as of the date first set forth above.

Rubicon Minerals Corporation

Per: [signature]
Title: President & CEO

Accepted this 29 day of July, 2003

[signature]
William Mercer

In witness whereof, the parties hereto have caused this Second Amendment to the Agreement to be duly executed by its authorized representative as of the date first set forth above.

Rubicon Minerals Corporation

Per: [signature]
Title: President + CEO

Accepted this 29 day of July, 2003

[signature]
William Mercer

684.625 5500

Second Amendment to the Letter Agreement Dated May 22, 2002 between William Mercer and Rubicon Minerals Corporation

THIS SECOND AMENDMENT is made and entered into as of July 27, 2003, between Rubicon Minerals Corporation ("Rubicon") and William Mercer (the "Owner").

WHEREAS, Rubicon and the Owner heretofore entered into that certain Letter Agreement dated May 22, 2002 (the "Agreement"); and

WHEREAS, Rubicon and the Owner wish to make this second amendment to the Agreement to clarify certain properties or interests owned or under the control of the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. That the NSR provision of the Agreement shall apply to those claims described hereunder (the "Annexed Claims") but the Annexed Claims shall not form part of the Area of Interest as defined in the Agreement.

Annexed Claims Description

From a starting point at 568000E, 5425000N,
then 3000 meters south to 568000E, 5422000N,
then west (approximately 815m) to the 3km AOI boundary,
then northwest following the 3km AOI boundary to 565000E, 5423000N,
then 2000 meters north to 565000E, 5425000N,
then 3000 meters east to starting point at 568000E, 5425000N.

Coordinate descriptions for the Annexed Claims (above) are in NAD 27 UTM coordinates. The Annexed Claims are contiguous with the Area of Influence as defined in the Agreement and form part of mineral licences 8950M and 9105M. For greater clarification the annexed claims are shown on Schedule A to this Second Amendment to the Agreement.

2. The Owner acknowledges that the Area of Influence shall remain as described in the Agreement and that the Owner has no right, nor claim to any right, pertaining to any of the claims or licences outside of the Area of Influence, whether or not staked, or owned, or optioned by Rubicon and whether or not existing as of the date of this Amendment, except as granted herein.

Except as hereinabove amended, all terms and conditions of the Agreement shall remain unchanged and the Agreement is in full force and effect. This Amendment shall enure to the benefit of, and be binding upon, their respective heirs and successors.

Third Amendment to the Letter Agreement Dated September 1, 2003 between William Mercer and Rubicon Minerals Corporation

THIS THIRD AMENDMENT is made and entered into as of September 1, 2003, between Rubicon Minerals Corporation ("Rubicon") and William Mercer (the "Owner").

WHEREAS, Rubicon and the Owner heretofore entered into that certain Letter Agreement dated May 22, 2002, as amended by a first amending agreement dated July 17, 2003 and a second amending agreement dated July 27, 2003 (the "Agreement");

WHEREAS, Rubicon and the Owner wish to make this third amendment to the Agreement to provide for the immediate issuance and delivery into escrow of 80,000 common shares of Rubicon.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. That Section 1 in the Agreement be amended by adding the following paragraph to the end of the Section:

> "Provided that, the Owner and Rubicon hereby agree that the 30,000 common shares to be issued on or before June 1, 2004 and the 50,000 common shares to be issued on or before June 1, 2005 shall be issued in the name of the Owner and delivered into escrow as soon as practicable after August 28, 2003 pursuant to an escrow agreement among the parties and a mutually acceptable escrow agent. Such escrow agreement shall provide for the release of the shares to the Owner in the amounts and on or before the dates specified above, upon notification provided to the Escrow Agent by Rubicon, unless Rubicon terminates the Agreement pursuant to Section 8, in which case all remaining escrowed shares shall be returned to Rubicon. The escrow agreement shall contain such further terms and conditions as are acceptable to the parties.

NF420.04.04.001

Except as hereinabove amended, all terms and conditions of the Agreement shall remain unchanged and the Agreement is in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to the Agreement to be duly executed by its authorized representative as of the date first set forth above.

Rubicon Minerals Corporation

Per: ____________________

Title: Chairman of the Board

Accepted this 1st day of September, 2003

____

William Mercer

SOUTH TALLY POND PROPERTY AGREEMENT

THIS AGREEMENT dated the 1st day of September, 2006.

BETWEEN:

ALTIUS RESOURCES INC. of Suite 300, 53 Bond Street, St John's, Newfoundland, A1C 1S9

(herein after called the "Optionor")

AND:

PARAGON MINERALS CORPORATION of Suite 1540, 800 Pender Street, Vancouver, British Columbia, V6C 2V6

(herein after called "Paragon")

WHEREAS:

A. Paragon wishes to acquire the option and right (the "Option") to acquire 100% of the Optionor's interest in 2 mineral licenses, being 9569M and 8183M (collectively 249 mineral claims), located in the Lake Ambrose area of central Newfoundland and as more fully described in Schedule "A", attached hereto (hereinafter collectively referred to as the "Property");

B. The Optionor has offered to Paragon the right to acquire a 100% interest in the Property with Paragon agreeing to assume certain obligations, particularly that of undertaking exploration work to establish sufficient assessment credits as may be required to keep the Property in good standing;

C. The Optionor has entered into an agreement and various amending agreements, attached as Schedule B herein (collectively the "Underlying Agreement") with Noranda Inc. ("Noranda") to acquire 100% right, title and interest in an aggregate 190 mineral claims, included in the total claims described in recital A above;

D. Subsequent to the execution of the Underlying Agreement, Noranda amalgamated with Falconbridge Limited and continued as one corporation named "Falconbridge Limited", and subsequent to such amalgamation Falconbridge was acquired by Xstrata plc; and

E. Rubicon Minerals Corporation ("Rubicon") intends to carry out a Plan of Arrangement (the "Arrangement") whereby Paragon will acquire Rubicon's Newfoundland mineral properties.

NOW THEREFORE in consideration of the premises and of the mutual covenants and provisos herein contained, the parties hereto agree as follows:

1. Grant of Option

In order for Paragon to exercise the Option and acquire a 100% interest in the Property, Paragon will, subject to section 18 below, make the following share payments (the "Purchase Price") to the Optionor:

On the next business day following the Option Effective Date:	**250,000** Paragon Shares (firm commitment)
On or before the 1st anniversary of the Option Effective Date:	**250,000** Paragon Shares (firm commitment)

On or before the 8th anniversary of the Option Effective Date or on completion of a bankable feasibility study, whichever is earlier:	**500,000** Paragon Shares

Upon receipt by the Optionor of the Purchase Price, subject to section 2 below, Paragon shall have acquired a 100% registered and beneficial interest in and to the Property.

2. Work Expenditures

To be entitled to exercise the Option and thereby earn a 100% interest in the Property, Paragon must incur the minimum expenditures in any year which will be determined by the minimum assessment credits required to maintain the Property in good standing. Paragon will act as operator in respect of all exploration programs on the Property throughout the term of this Agreement.

The Optionor agrees to complete its outstanding earn in obligations with respect to the Property, by incurring the required exploration related expenditures toward the exploration and development of the Property, and thereby earning a 100% interest in and to the Property, as specified in the Underlying Agreement.

3. Transfer of Property

Following the Option Effective Date, upon written request by Paragon, the Optionor shall deliver to Paragon in a timely manner duly executed transfers of the appropriate interest in the licenses forming the Property.

Paragon shall be entitled to record such transfers at its own cost with the appropriate government office to effect legal transfer of such interest in the Property into the name of Paragon, provided that Paragon shall hold such interest in the Property subject to the terms of this Agreement and in trust for the parties hereto as their interests may appear, it being understood that the transfer of such legal title to Paragon prior to the exercise of the Option is for administrative convenience only.

4. Covenants of Paragon

Following the Option Effective Date, Paragon shall:

(a) subject to the provisions hereof, maintain the Property in good standing at all times hereafter including specifically to carry out and record work for assessment purposes and as required to maintain the Property in good standing and to file all property work for assessment purposes up to a maximum of ten years assessment credits; and making all other payments which may be necessary in that regard;

(b) keep the Property free and clear of all liens, charges and encumbrances (other than as permitted by this Agreement or as otherwise agreed to by the Optionor), comply with all applicable laws, rules and regulations and carry out exploration work on the Property in a good and workmanlike manner in accordance with good practice in the Canadian Mining industry, in compliance with applicable laws;

(c) maintain worker's compensation insurance in full compliance with all applicable laws of the Province of Newfoundland and Labrador and all other insurance in respect of its activities on the Property as is customary in accordance with good practise in the Canadian mining industry.

5. Covenants, Representations and Warranties of the Optionor

The Optionor covenants with Paragon as follows, and represents and warrants to Paragon that as of the date of this Agreement:

(a) following the Option Effective Date, the Optionor shall allow Paragon reasonable access to the Property so as to allow Paragon to carry out its exploration programs and necessarily related activities;

(b) the Optionor has the authority to enter into this Agreement;

(c) each of the mineral claims comprising the Property has been duly and validly located and recorded in accordance with the applicable laws of Newfoundland and Labrador and is a valid and subsisting mineral claim as of the date of execution and delivery of this Agreement;

(d) the Property is properly and accurately described in Schedule "A"

(e) the Property is in good standing, free and clear of all liens, charges and encumbrances except as outlined in the Underlying Agreement, specifically production provisions granted by the Optionor to Noranda including a net smelter royalty, right to purchase concentrate, and a share issuance upon commencement of production;

(f) there are no outstanding pending actions, suits or claims affecting all or any part of the Property, nor is there any basis therefor;

(g) the entering into this Agreement does not violate any of the terms or conditions of the Underlying Agreement and there are no other underlying or related agreements affecting the Property;

(h) the Underlying Agreement is in good standing in all respects (including with respect to payments to be made thereunder) in full force and effect and unamended, except as set out in Schedule B;

(i) the Optionor is not in default, and is not aware of Noranda being in default, of any covenant or agreement arising under or by virtue of the Underlying Agreement;

(j) the Underlying Agreement constitutes the entire agreement between the Optionor and Noranda;

(k) the Optionor has not transferred or encumbered or agreed to transfer or encumber the Underlying Agreement or all or any of its right, title or interest in or to the Underlying Agreement, except as provided for in this Agreement;

(l) the Optionor has the exclusive right and authority to enter into this Agreement and to dispose of the Property in accordance with the terms hereof, and no other person, firm or corporation has any proprietary or other interest in the same;

(m) any and all previous work conducted on the Property by the Optionor and any agents, employees, consultants or contractors of the Optionor was conducted in compliance with all applicable laws;

(n) to the best of the Optionor's knowledge, information and belief, any and all previous work conducted on the Property by Noranda, any other prior owners and any of their agents, employees, consultants or contractors was conducted in compliance with all applicable laws;

(o) following the Option Effective Date, the Optionor will promptly provide Paragon with any and all notices and correspondence from government agencies or Noranda in regard to the Property, work conducted on the Property, or the Underlying Agreement;

(p) immediately upon the occurrence of the Option Effective Date, the Optionor shall make available to Paragon all available technical data, geotechnical reports, maps, digital files and other data with respect to the Property in the Optionor's possession or control, including drill core (which Paragon may log and sample); and

(q) the Optionor has received no order or direction, or notice of an order or direction, from any government authority that would constitute, or could result in, an Environmental Liability in respect of the Property. "Environmental Liability" means any liability under any statute, regulation, ordinance, order, directive, permit, contract or pursuant to any court order or judgement in respect of any prior, ongoing or future use of the Property, including without limitation, any liability in respect of the proper abandonment and reclamation of the Property and related facilities and surrounding areas of any nature pursuant to applicable regulatory requirements.

6. Optionor Indemnification

The Optionor shall indemnify and save harmless Paragon and its directors, officers, employees, agents and insurers from and against all suits, claims, losses, penalties, demands and expenses (including reasonable legal fees) by reason of any act or thing done or omitted to be done by the Optionor or its employees, consultants, agents or contractors in relation to its activities on the Property prior to, including without limitation those relating to its mining and exploration activities and its cleanup, reclamation and rehabilitation obligations and any Disturbance thereon. For the purpose of this section 6, "Disturbance" means all activities of the Optionor and its agents, employees, consultants, or contractors on the Property, including without limitation, all effects directly or indirectly relating to drill sites, trenches, camps, roads, mine features, disturbances of the ground or environment, hazards, contaminants or any adverse effects.

7. Paragon Indemnification

Paragon shall indemnify and save harmless the Optionor and its directors, officers, employees, agents and insurers from and against all suits, claims, losses, penalties, demands and expenses (including reasonable legal fees) by reason of any act or thing done or omitted to be done by Paragon or its employees, consultants, agents or contractors in relation to its activities on the Property following the Option Effective Date, including without limitation those relating to its mining and exploration activities and its cleanup, reclamation and rehabilitation obligations and any Disturbance thereon. For the purpose of this section 6, "Disturbance" means all activities of Paragon and its agents, employees, consultants, or contractors on the Property, including without limitation, all effects directly or indirectly relating to drill sites, trenches, camps, roads, mine features, disturbances of the ground or environment, hazards, contaminants or any adverse effects.

8. Representation and Warranty Acknowledgement

The Optionor and Paragon each acknowledge and agree that the other is entering into this Agreement relying upon the representations and warranties made to it herein and the correctness of each such representation and warranty is a condition upon which each party is entering into this Agreement, each of which conditions may be waived in whole or in part solely by the party in whose favour the representation and warranty is made and all such representations and warranties shall survive the execution and delivery of this Agreement for a period of eight (8) years and each party agrees to indemnify and hold harmless the other from all loss, damage, cause, action or suits arising out of or in connection with any breach of any representation or warranty contained herein.

9. Dropping claims

Following the Option Effective Date, Paragon may elect to drop any or all mineral licences or mineral claims covered by Schedule A of this Agreement by providing 30 days written notice to the Optionor. Paragon further agrees that any dropped claims will be returned to the Optionor with a minimum of 60 days good standing regarding assessment work before the next assessment work anniversary date.

10. Termination

Paragon may elect to terminate this Agreement at any time after the Option Effective Date, provided Paragon has fulfilled the firm commitments under Section 1 to make share payments of an aggregate of 500,000 Paragon shares on or before the first anniversary date of the Option Effective Date, and by providing 30 days written notice to Optionor.

If this Agreement is terminated pursuant to this section 9 prior to exercise of the Option, Paragon will:

(a) fund 100% of the costs of such reclamation, rehabilitation, restoration or abandonment work as may be required to be performed under applicable laws to the day of such termination or to make such other provision therefor as is acceptable to Optionor, acting reasonably; and

(b) return all claims with a minimum of 60 days good standing regarding assessment work before the next assessment work anniversary date.

If Paragon fails to meet any of the obligations set out in section 1 or section 2, the Optionor may deliver a notice to Paragon specifying such failure and in order to keep the Option in good standing, Paragon shall have 30 days following receipt of such notice to make such payments or incur such eligible exploration expenditure or otherwise remedy such default. If Paragon fails to make such payment or make such eligible exploration expenditure or otherwise remedy such default within thirty (30) days of Paragon being notified by the Optionor, Paragon shall be deemed to have terminated the Option and shall forfeit all interest and rights in the Property and this Agreement.

11. Underlying Agreement

Paragon acknowledges and agrees that, following completion and exercise of the Option, Paragon will be bound by the provisions of the Underlying Agreement which survive the Optionor's earn-in of its option pursuant to the Underlying Agreement and shall assume the liabilities of the Optionor thereunder. For greater certainty, these surviving provisions and liabilities are with respect to a net smelter royalty (s.19 of the Underlying Agreement), a right to purchase concentrate (s. 25 of the Underlying Agreement), and a share issuance upon commencement of production (s.20 of the Underlying Agreement), and Paragon will not at any time assume or be deemed to have assumed any other liabilities or obligations under the Underlying Agreement. For greater certainty, should the share issuance obligations require the issuance of any shares of Altius Minerals Corporation Paragon shall purchase such shares independently and the Optionor shall have no obligation to obtain the issuance of such shares by Altius Minerals Corporation.

All monies that are held as security deposits with the Newfoundland & Labrador Government as of the Option Effective Date will be refunded to Optionor upon filing of the required assessment work.

For Government grants received for work on the Property, as funded by Paragon, such reimbursement cheques shall be paid to Paragon.

12. Net Smelter Return Royalty

No further Net Smelter Return Royalty(s) will be considered other than the net smelter returns royalty granted in the Underlying Agreement.

13. Area of Interest

There shall be, for the purposes of this Agreement, no area of interest ("AOI") from the outer boundary of the Property, as constituted at the date hereof. For greater certainty, each party is free to acquire ground outside of the boundary of the Property, as constituted at the date hereof.

14. Reporting

During the Option, Paragon shall provide the Optionor with written annual summary reports outlining all work conducted on the Property, including a list of associated expenditures, as soon as is practicable following the end of each calendar year. In addition, Paragon will provide the Optionor with a complete copy of all filings with the Newfoundland and Labrador Government with respect to assessment work conducted on the Property as soon as is practicable following such filing.

15. Assignment

Paragon may assign, sell, convey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party or any affiliate (as such term is defined in the *Securities Act* (British Columbia)) at any time provided that such assignee assumes all obligations of Paragon hereunder, and provided that the Optionor consents in writing to such assignment, such consent not to be unreasonably withheld.

16. Governing Law; Enurement

This Agreement will be interpreted in accordance with and governed by the laws of the Province of Newfoundland and Labrador, and the parties hereby attorn to the jurisdiction of the courts of the Province of Newfoundland and Labrador for such purpose. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

17. Currency

All references in this agreement to monetary amounts are expressed in Canadian Currency.

18. Notice

Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered or if mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by prepaid telegram or by telecopier, in the case of the Optionor addressed as follows:

Altius Resources Inc.
P.O. Box 385
St. John's, NL
A1C 5J9 Canada
Attention: Brian Dalton, President
Telephone No.: (709) 576-3440
Fax: (709) 576-3441
Email: brian@altiusminerals.com

and in the case of Paragon addressed as follows:

Suite 1540 – 800 West Pender Street
Vancouver, British Columbia,
V6C 2V6 Canada
Attention: Michael Vande Guchte
Telephone No.: (604) 623-3333
Fax: (604) 623-3355
Email: mikevg@rubiconminerals.com

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed, or telegraphed, on the third business day after the date of mailing or telegraphing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

19. Option Effective Date

The Option shall not be deemed to have been granted by the Optionor to Paragon, and the Option shall not commence, until the date (the "Option Effective Date") which is the later of:

(a) the date that the Optionor fully earns the option granted by Noranda to the Optionor pursuant to the Underlying Agreement; and

(b) the date on which the Arrangement becomes legally effective.

For greater certainty, until the Option Effective Date, the Optionor shall not have assigned, sold or optioned the Property to Paragon within the meaning and for the purposes of sections 21 to 24 of the Underlying Agreement. Also for greater certainty, the obligation at section 1 of this Agreement to issue a total of 500,000 shares by the first anniversary of the Option Effective Date is conditional on the Option Effective Date occurring.

If the Optionor does not fully earn its option under the Underlying Agreement or if the Arrangement does not become legally effective by December 31, 2006, this Agreement shall automatically terminate.

20. Confidentiality

The parties agree to keep all information pertaining to this Agreement and all data and information concerning the Property confidential unless required by regulatory or similar related disclosure. Subject to applicable law, both Optionor and Paragon agree to provide the other with a minimum of 48 hours to review any news releases pertaining to this Agreement or the Property. Each party shall be permitted to make comments on each release, and the other party agrees to take such comments into account before issuing any release.

21. Entire Agreement

This Agreement including Schedules A and B attached hereto constitute the entire agreement between the Optionor and Paragon pertaining to the Property and supersedes and replaces all prior agreements between the parties hereto with respect to the Property, which said prior agreements shall be deemed to be null and void upon the execution hereof

22. Further Assurances

Each of the parties to this Agreement agree that they will execute any further agreements and conveyances that may be necessary of desirable in order to carry out the intent of this Agreement.

23. Disputes

Any dispute or conflict between the parties concerning this Agreement which cannot be settled by them shall be submitted firstly to a mutually agreeable mediator who will have no authority to bind the parties and, in the event that mediation efforts are unsuccessful, to a single arbitrator pursuant to the provisions of the ***Arbitration Act (Newfoundland and Labrador)*** or, if the parties cannot agree upon a single arbitrator, to three arbitrators, one appointed by Paragon, one appointed by the Optionor and a third appointed by the arbitrators appointed by Paragon and the Optionor. Arbitration proceedings shall take place in St. John's, Newfoundland and Labrador, at such place that the arbitrator or arbitrators shall determine.

24. Counterparts

This Agreement, notices and future amendments, if any, associated with it may be signed by facsimile in as many counterparts as may be required.

25. Regulatory Approval

This Agreement is subject to filing with, and acceptance for filing by, the TSX Venture Exchange.

IN WITNESS WHEREOF the parties hereto have hereunto executed these presents as of the day and year first above written.

ALTIUS RESOURCES INC.

Authorized Signatory

PARAGON MINERALS CORPORATION

Authorized Signatory

Schedule A

Property Description

The Property is comprised of 2 mineral licences (249 mineral claims), located on NTS map sheets 12A/07 and 12A/10, Newfoundland, more particularly described as follows:

Mineral Licence No.	No. of Claims	Issue Date	Recorded Holder
9569M	59	June 30, 2003	Altius Resources Inc.
8183M	190	January 29, 1999	Altius Resources Inc.

Schedule A

South Tally Pond Property Claims


N
9569M
8183M
Legend
RMX Lake Douglas Property
RMX Barren Lake Property
RMX Harpoon Property
Map staked Claims (June 30, 2006)
South Tally Pond Property
0 1.25 2.5 5 7.5
Kilometers

Schedule B

Underlying Agreement

Noranda Inc & Altius Resources Inc – South Tally Pond Property Agreement.

SOUTH TALLY PROPERTY AGREEMENT

THIS AGREEMENT ("Agreement") made as of the 18th day of December 2000

BETWEEN: **NORANDA INC.**, a body corporate organized and existing under the laws of the Province of Ontario

(hereinafter called "Noranda")

AND **ALTIUS RESOURCES INC.**, a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador

(hereinafter called "Optionee")

WHEREAS Optionee wishes to acquire the option and right to acquire 100% of Noranda's interest in 2 mineral licences, being 6559M and 6560M (collectively 190 mining claims), located in the Rogerson Lake area of central Newfoundland and as more fully described in Schedule "A", attached hereto (hereinafter collectively referred to as the "Property").

AND WHEREAS in connection with the Optionee agreeing to assume the obligations, particularly that of undertaking exploration work to establish sufficient assessments credits as may be required to keep the Property in good standing, In consideration of the premises and the mutual covenants hereinafter set out and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

THE PROPERTY

1. ***Mutual Representations and Warranties.*** Each of Optionee and Noranda represent and warrant to the other that as of both the effective date and execution date of this Agreement:

   a) it is a company or cooperative, duly incorporated, continued, or amalgamated under the laws of the jurisdiction of its incorporation, continuation or amalgamation, as the case may be, and it is duly organized and validly subsisting under such laws and is qualified to carry on business in Newfoundland;

   b) it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder;

   c) it has duly obtained all corporate authorizations for the execution, delivery and performance of this Agreement and such execution, delivery and performance and the consummation of the transactions herein contemplated will not contravene any existing

..../2

laws and will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of its constating documents or any shareholders' or directors' resolution or any indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound or to which it or the Property may be subject;

d) this Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms; and

e) it is not a non-resident of Canada for the purpose of Section 116 of the Income Tax Act (Canada).

2. ***Noranda's Representations and Warranties.*** Noranda represents and warrants to Optionee that as of the Effective Date of this Agreement:

a) it holds the interest in the Property granted and held pursuant to the *Mineral Act* RSN 1990

b) the Property is properly and accurately described in Schedule "A";

c) to the best of the information and belief of Noranda the Property is duly recorded and filed with the Newfoundland Department of Mines and Energy (NDME);

d) the Property is free and clear of all liens, charges and encumbrances, recorded or to the best of Noranda's information, knowledge and belief, unrecorded;

e) there are no outstanding pending actions, suits or claims affecting all or any part of the Property, nor is there any basis therefor;

f) there are no other agreements, adverse interests or options to acquire or purchase the Property or any portion thereof and no person other than Noranda has any proprietary or possessory interest in the Property or is entitled to any royalty payable by Noranda, or to the best of Noranda's information, knowledge and belief, payable by any other person, in respect to any mineral products removed from the Property, and provided that Noranda makes no representation or warranty whatsoever with respect to any aboriginal issues affecting the Property or in connection with any surface rights pertaining to the Property; and

g) it has received no order or direction, or notice of an order or direction, from any government authorities that would constitute an Environmental Liability in respect of the Property. "Environmental Liabilities" means all liabilities under any statute, regulation, ordinance, order, directive, permit, contract or pursuant to any court order or judgment in respect of any prior, ongoing or future use of the Property, including without limitation, all liabilities, if any, in respect of the proper abandonment and reclamation of the Property and related facilities and surrounding areas of any nature in accordance with all applicable regulation requirements.

3. *Noranda Indemnification.* Noranda shall indemnify and save harmless Optionee and its directors, officers, employees, agents and insurers from and against all suits, claims, losses, penalties, demands and expenses (including reasonable legal fees) by reason of any act or thing done or omitted to be done by Noranda or its employees, agents or contractors in relation to its activities on the Property prior to this Agreement, including without limitation those relating to its mining and exploration activities and its cleanup, reclamation and rehabilitation obligations and any Disturbance thereon.
4. *Representation and Warranty Acknowledgement.* Noranda and Optionee acknowledge and agree that the other is entering into this Agreement relying upon the representations and warranties made to it herein and the correctness of each such representation and warranty is a condition upon which each party is entering into this Agreement, each of which conditions may be waived in whole or in part solely by the party in whose favour the representation and warranty is made and all such representations and warranties shall survive the execution and delivery of this Agreement for a period of five (5) years and each party agrees to indemnify and hold harmless the other from all loss, damage, cause, action or suits arising out of or in connection with any breach of any representation or warranty contained herein.

THE OPTION

5. *Grant of Option.* Noranda hereby irrevocably grants to Optionee the sole and exclusive option to acquire 100% of Noranda's interest in the Property ("Option") subject only to:

   a) a 2.0% Net Smelter Returns royalty to be calculated and paid pursuant to section 19 and Schedule "B" attached; and

   b) the right to purchase concentrate produced from the Property under section 25.

6. *Work Expenditure.* Noranda agrees to pay for the first $38,000 of exploration related expenses incurred by the Optionee toward the exploration and development of the Property. To be entitled to exercise the Option and thereby earn a 100% interest in and to Noranda's interest in the Property, Optionee must incur additional work expenditures in respect of exploration and development of the Property totaling at least five hundred thousand dollars ($500,000) on or before December 18, 2004. In the calculation of its expenditures, the Optionee shall be entitled to include a management fee of 10% of its expenditures incurred in respect of exploration work on the Property. Minimum expenditures in any year will be determined by the minimum assessment credits required to maintain the Property in good standing.

7. *Title.* Noranda shall hold the Property during the currency of the Option in trust for the parties as their interests may appear under the Agreement, provided that for purposes of facilitating the filing of assessment work by Optionee and other administrative matters, Noranda may at its election execute and deliver transfers of the mining licences comprising the Property to Optionee and Optionee shall at its own expense forthwith register such transfer to be held in accordance with this Agreement.

RIGHTS AND OBLIGATIONS OF THE PARTIES

8. *Noranda Access.* During the Option Noranda shall have access to the Property and to the records of Optionee related thereto, at its sole risk and expense, to review exploration and development work carried out on the Property or to review results obtained from exploration and development work carried out on the Property, as the case may be, provided, however, that reasonable notice is given and that such access shall not unduly interfere with or disrupt the activities of Optionee and that Optionee shall be held indemnified and saved forever harmless by Noranda for any mishap that may occur or be incurred by Noranda during the course of such visits.

9. *Operator.* During the Option Optionee shall in its sole discretion, be responsible for proposing, carrying out and administering exploration and development work upon the Property, and have exclusive charge of all operations thereon and have quiet and exclusive possession of the Property and have the exclusive right to conduct exploration and development work on the Property, with the full right to remove mineral samples and ores therefrom for the purpose of assays and tests, and to erect, bring and install all such buildings, machinery, equipment and supplies thereon as Optionee in its sole discretion may deem necessary and proper.

10. *Standards of Work.* Optionee shall ensure that all work done on the Property shall be done in accordance with good mining and engineering practices and Optionee and its contractors' activities in respect of the Property shall be in all material respects performed in compliance with the applicable laws, regulations and orders of Newfoundland and Canada, including, without limitation, those relating to environmental matters, such as waste disposal and storage. Optionee shall reclaim and rehabilitate the Property in compliance with all federal, provincial and local laws, rules, orders and regulations with respect to its activities thereon.

11. *Progressive Rehabilitation.* Optionee shall take all reasonable steps to progressively clean-up, rehabilitate and reclaim the Property with respect to its activities thereon, including without limitation, all effects directly or indirectly relating to drill sites, trenches, camps, roads, mine features, disturbances of the ground or environment, hazards, contaminants or any adverse effects ("Disturbance"), and, subject to section 15, such steps shall be properly and fully completed by Optionee within 12 months of the completion of the activity which created or caused the Disturbance. The cleanup, reclamation and rehabilitation of any Disturbance shall be in compliance with all federal, provincial and local laws, rules, orders, regulations, directions and policies.

12. *Assessments and Taxes.* During the Option Optionee shall pay all taxes, annual rentals and assessments, and otherwise maintain the Property in good standing and shall file all relevant work performed on or in respect of the Property with the NDME as may be required.

13. *Reporting.* During the Option Optionee shall provide Noranda with brief progress reports during periods of active exploration and shall deliver annual reports outlining all work conducted on the Property, including a list of all associated expenditures, as soon as is practicable.

14. ***Dropping of Claims, Termination Notice.*** Optionee shall ensure that if it should wish to abandon any of the mining claims comprising the Property, or terminate the Option, it shall give Noranda sixty (60) days notice of its intention to do so together with its written confirmation that all its cleanup, rehabilitation and reclamation obligations hereunder with respect to the claims comprising the Property have been properly and fully completed in accordance with section 11 and Noranda may give notice to Optionee within such 60 day period electing to have such mining claims transferred to Noranda, in which event:

   a) Optionee shall forthwith execute and deliver to Noranda all necessary documentation to effect such transfers,

   b) Noranda shall incur the expenses in respect of fees or other governmental charges necessary to record or register such transfers and Optionee shall provide to Noranda all material information in Optionee's possession or control derived from such mining leases and patented claims,

   c) Any mining claims so transferred shall be in good standing for a period of not less than 6 months following the date of Optionee's notice of its intention to abandon such mining claims.

   d) The definition of the Property shall thereafter exclude such mining claims and Optionee shall have no further obligations or responsibilities in respect of such mining claims, except for obligations and responsibilities arising from Optionee's activities prior to the date such mining claims were transferred or abandoned, as the case may be.

   If Noranda does not so elect or fails to respond to Optionee's notice within such 60 day period, then Optionee may abandon or surrender such mining claims, subject to applicable laws, and the provisions of section 14(d) shall have effect.

15. ***Rehabilitation.*** In the event that in Noranda's sole opinion the cleanup, rehabilitation and reclamation obligations with respect to any Disturbance has not been completed in accordance with section 11:

   a) within the 12 month period as set out therein;

   b) within 60 days of Optionee's notice of withdrawal from the Agreement;

   c) within 30 days upon any other termination of this Agreement; or

   d) within 60 days of Optionee's notice of abandonment of any claims comprising part of the Properties,

   then in addition to any other remedy that Noranda may have, Noranda may at its sole discretion on written notice to Optionee anytime thereafter, elect that Optionee is the 100% legal and beneficial owner of the mining claims on which the Disturbance exists, or at Noranda's sole

discretion the entire Property, and Optionee hereby acknowledges and agrees to such ownership and responsibility.

16. ***Optionee Indemnification.*** Optionee shall indemnify and save harmless Noranda and its directors, officers, employees, agents and insurers from and against all suits, claims, losses, penalties, demands and expenses (including reasonable legal fees) by reason of any act or thing done or omitted to be done by Optionee or its employees, agents or contractors in relation to its activities on the Property, including without limitation those relating to its mining and exploration activities and its cleanup, reclamation and rehabilitation obligations and any Disturbance thereon. This section shall survive any termination of the Agreement.

EARN-IN

17. ***Vesting of Interest.*** Should Optionee maintain the Option in good standing as set out above and have incurred the required minimum expenditure, Optionee shall be entitled to give written notice thereof to Noranda within the time period as set out in section 6 that it has incurred such expenditure and is exercising its option to acquire 100% of Noranda's interest in the Property. Upon Noranda's receipt of such notice, Optionee shall be vested with 100% of Noranda's interest in the Property. Failure by Optionee to give notice within the applicable time period shall be deemed an election by Optionee not to exercise its right under the Option.

18. ***Responsibility for Environmental Issues upon Vesting.*** Upon vesting, Optionee shall be solely responsible for any and all Environmental Liabilities associated with the Property.

NET SMELTER RETURNS ROYALTY AND SHARE ISSUANCE

19. ***Net Smelter Returns Royalty.*** In the event Optionee commences production on any part of the Property, Optionee shall become liable to pay Noranda a royalty equal to 2.0% of the Net Smelter Returns derived from production from the Property, calculated in accordance with Schedule "B" attached.

20. ***Share Issuance.*** Upon the commencement of production on any part of the Property, Optionee covenants and agrees to issue Optionee's choice of **either** 1,000,000 of its common shares or, in the event the Optionee assigns its interest to a third party, 1,000,000 Altius Minerals Corporation shares or a number of shares of Altius Minerals Corporation shares and the third party totalling 1,000,000 shares, pro rated to the respective participating interests of Altius Minerals Corporation and the third party, to Noranda subject to such securities resale restrictions as may be applicable to the Company at the time of issuance, **or** pay to Noranda $2,000,000.

GENERAL PROVISIONS

21. ***AssignmentBefore Exercise of Option***Optionee may assign, sell, option, joint-venture ("Sell or "Sale") any portion of its option and right to acquire an interest in the Property to a third party at any time subject to section 22 and section 24.

22. *Conditions of Third Party Sale.* Any Sale to a third party shall provide for the assumption by the third party of a portion of the liabilities of the seller under this Agreement, whether accruing before or becoming due after such transaction, and the agreement of the third party to perform all of the obligations of the seller under this Agreement, including the obligations contained in this section.

23. *Assignment to Affiliates.* Notwithstanding any other provision of this Agreement, any party hereto may Sell all or any portion of its right, title and interest in and to the Property or all or any portion of its rights or obligations under this Agreement to an affiliate, as defined in the *Business Corporations Act (Ontario).*

24. *Sale of Portion of Interest.* For the purpose of calculating the interest, including Participating Interest, of a party which Sells, directly or indirectly, any portion of its interest or Participating Interest to third party, such interest shall, in conjunction with the interest or Participating Interest retained by such party, be deemed to be a single interest, and such assigning party and assignee party shall be deemed to be a single party for all purposes hereunder.

25. *Right to Purchase Concentrate.* Optionee acknowledges and agrees that Noranda retains the right to purchase up to 100% of Optionee's concentrate produced from the Property on a commercially competitive basis, such right to purchase arising with respect to each twelve (12) month period of commercial operation, or such shorter period, as the case may be ("yearly operation"), whether or not such right was exercised for prior yearly operations. The purchase price for the quantity of concentrate that Noranda elects to purchase, if any, shall be determined by good faith negotiation between the parties with due regard to the competitive purchase terms then representative for any such transaction between arms-length parties for like quantities and quality of concentrate. Dispute arising between the parties concerning the purchase terms shall be settled in accordance with section 35.

26. *Governing Law.* Except for conveyancing and title matters which shall be governed by the laws of Newfoundland, this Agreement shall be interpreted and governed according to the laws of the Province of Ontario and the parties hereby irrevocably attorn exclusively to the jurisdiction of the courts of Ontario.

27. *Notices.* Any notice, direction or other instrument required or permitted to be given under this Agreement will be addressed as follows:

If to **Optionee** to:

Altius Resources Inc.
201 - 53 Bond Street
PO Box 385
St. John's, Newfoundland
A1C 5J9

Attention: Mr. Brian Dalton

Fax: 709 576 3441

If to **Noranda** at:

Noranda Inc.
920 Bridge Street
Bathurst, N.B.
E2A 3Z1
Attention: Regional Manager
Fax: 506 545 7626

with a **copy** to:

Noranda Inc.
181 Bay Street, Suite 4100
P.O. Box 755, BCE Place
Toronto, ON
M5J 2T3

Attention: Legal Department
Fax: (416) 982-3525

Any notice, direction or other instrument given hereunder shall be in writing and will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the fifth business day following the day of mailing, except in the event of disruption of the postal services in which event notice will be deemed to be received only when actually received and, if sent by telegram, telex, telecopy, telecommunication or other similar form of communication, (*"telecommunication"*) during normal business hours 9:00 a.m. - 5:00 p.m. local time of the place of receipt), be deemed to have been given or received on the day it was so sent, or in the case of telecommunication sent outside normal business hours, on the next following business day.

Any party may at any time give to the other notice in writing of any change of address of the party giving such notice and from and after the giving of such notice, the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

28. *Force Majeure.* No party hereto shall be liable to the others and no party hereto shall be deemed in default under this Agreement for any failure or delay to perform any of its covenants and agreements caused or arising out of any act not within the control of the party, excluding lack of funds but including, without limitation, acts of God, strikes, lockouts, or other industrial disputes, acts of the public enemy, riots, fire, storm, flood, explosion, government restriction, failure to obtain any approvals required from regulatory authorities, including environmental protection agencies, unavailability of equipment, interference of third party specific interests groups or other causes whether of the kind enumerated above or otherwise which is not reasonably within the control of the party. No right of a party shall be affected for failure or delay of the party to meet any condition of this Agreement, which failure or delay is caused by one of the events above referred to, and all times provided for in this Agreement shall be extended for a period commensurate with the period of the delay, and so far as possible the party affected will take all reasonable steps to remedy the delay caused by the events above referred to provided, however, that nothing contained in this section shall require any party to settle any industrial dispute or to test the constitutionality of any law enacted by any Province or the Federal Government of Canada. Any party relying on the provisions of this section shall forthwith give notice to the other party of the commencement of such event and of its end.

29. *Effective Date.* This Agreement shall be effective from and as of the first date written above ("Effective Date"). Time shall be of the essence hereof.

30. *Royalty Payment Address.* Any royalty payments to be made to a party shall be properly made if made to such party, at the address as hereinbefore set out in section 27 or to such nominee or other address as a party may in writing designate.

31. *Currency.* All references in this agreement to monetary amounts are expressed in Canadian currency.

32. *Confidentiality.* All data and information provided to or received by the parties with respect to the Property shall be treated as confidential. Neither party shall disclose such information to third parties, unless (i) the disclosure is required by law or a regulatory authority having jurisdiction; or (ii) the disclosure is consented to by the party which is not seeking to disclose such information ("non-disclosing party"), the consent of such non-disclosing party shall not be unreasonably withheld; or (iii) such information is already in the public domain. Where disclosure is required by law or a regulatory authority having jurisdiction, a copy of the information required to be disclosed shall be provided to the non-disclosing party in advance of its disclosure. To the extent possible, each party shall have a 24 hour period to review any proposed press releases of the other party. No party (a "Reporting Party") shall be liable to another party (a "Receiving Party") in respect of any opinions, findings, conclusions or other non-factual information included by the Reporting Party in any report or other document provided to the Receiving Party, whether included by negligence or otherwise. A Receiving Party shall and hereby does indemnify and save harmless a Reporting Party from and against all suits, claims, demands, losses and expenses arising in respect of the release by a Receiving Party of such non-factual information to third parties, irrespective of whether such release was consented to by the Reporting Party.

33. ***Entire Agreement.*** This Agreement including Schedules "A", and "B" attached hereto, constitutes the entire Agreement between Noranda and Optionee pertaining to the Property and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written between Noranda and Optionee, and there are no warranties, representations or other agreements between Noranda and Optionee in connection with the Property except as specifically set forth herein. This Agreement shall be binding upon the parties hereto and their respective successors and permitted assigns.

34. ***Further Assurances.*** Each of the parties to this Agreement shall take all such further steps and execute all such further and other documentation as may be necessary or desirable in order to more fully give effect to the provisions of this Agreement.

35. ***Disputes.*** In the event of any dispute or difference arising between the parties in respect of the subject matter, the interpretation, or the effect of this Agreement, the parties shall use their best endeavours to settle successfully such dispute, question or difference. To this effect, they shall consult and negotiate with each other, in good faith and understanding of their mutual interests, to reach an equitable solution satisfactory to both parties. If the parties do not reach a solution within a period of thirty days, then upon written notice by either party to the other, the dispute, claim, question or difference shall be finally settled by arbitration in accordance with the *Arbitrations Act* of the Province of Ontario based upon the following:

    a) the arbitration tribunal shall consist of one arbitrator appointed by each of the parties who is qualified by education and training to pass upon the particular matter to be decided, together with a third arbitrator appointed by the first two selected arbitrators;

    b) the arbitrators shall be instructed that time is of the essence in proceeding with their determination of any dispute, claim, question or difference, and in any event, the arbitration award must be rendered within thirty days of the submission of such dispute to arbitration;

    c) the arbitration shall take place in Toronto, Ontario;

    d) the arbitration award shall be given in writing and shall be final and binding on the parties, not subject to any appeal, and shall deal with the question of cost of arbitration and all matters related thereto; and

    e) judgment upon the award rendered may be entered in any court having jurisdiction, or, application may be made to such court for a judicial recognition of the award or an order of enforcement thereof, as the case may be.

36. ***Headings.*** Headings in this Agreement are for reference and convenience only with no legal significance and do not expand, amend, alter or influence in any way the substantive provisions of the sections to which they refer.

37. ***Rule Against Perpetuities.*** If any right, power or interest of any party in any Property under this Agreement would violate the rule against perpetuities, then such right, power or interest shall terminate at the expiration of twenty (20) years after the death of the last survivor of all

the lineal descendants of Her Majesty, Queen Elizabeth II of England, living on the date of the execution of this Agreement.

38. ***Counterparts.*** Each party agrees that this Agreement and all documents and instruments contemplated hereby may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement or instrument, as the case may be. Delivery of the counterparts may be effected by means of facsimile transmission.

IN WITNESS WHEREOF THE PARTIES HERETO have executed this Agreement as of the Effective Date: the 18 day of December, 2000.

NORANDA INC.

per: **David Gower**
General Manager, Northern Hemisphere Exploration

per: **Gary Woods**
Regional Exploration Manager

The Corporate Seal of Noranda Inc. was hereunto affixed in the presence of:

Notary Public

ALTIUS RESOURCES INC.

per: **Brian Dalton**
President

The Corporate Seal of Altius Resources Inc. was hereunto affixed in the presence of:

Notary Public

This INSTRUMENT is hereby approved this 19 day of January 2001 by

for MINISTER OF MINES AND ENERGY

REGISTERED: this 18th day of Jan. 2001
In accordance with Sec. 6, the Mineral Act RSN 1990
Vol. 20 Fol. 40 Receipt No. N/A

MINERAL CLAIMS RECORDER

This is **SCHEDULE "A"**
to the agreement dated effective December 18, 2000
between
Noranda Inc.
and
Altius Resources Inc.

PROPERTY DESCRIPTION

The Property comprise 190 mining claims within 2 Mineral Licences located in the Rogerson Lake area in the Province of Newfoundland, as follows:

Mineral Licences 6559M, 6560M

This is **SCHEDULE "B"**
to the agreement dated effective December 18, 2000
between
Noranda Inc.
and
Altius Resources Inc.

NSR

1. Net Smelter Returns shall mean any and all amounts received, from time to time, by the Owner for product extracted from ore mined from the Property deducting therefrom all expenses relating to the treatment of such product at any smelter, refinery or mint, including all costs and charges for the treatment, tolling, smelting, refining or minting of such product and all costs and charges associated therewith, such as costs and charges in respect of transportation, insurance, handling, weighing, sampling, assaying and marketing, as well as penalties, representation charges, referee's fees and expenses, import taxes and export taxes; that is to say, Net Smelter Returns shall mean the net amount received by the Owner from a smelter, refinery or mint, as the case may be, less all costs and charges associated with marketing, selling and delivering the product to the smelter, refinery or mint, as the case may be.

2. If the product is treated at a smelter, refinery or mint owned, operated or controlled by the Owner or an affiliate of it, all costs and charges referred to in 1) shall be equivalent to the prevailing competitive rates charged by similar smelters, refineries or mints, as the case may be, in arm's length transactions for the treatment of like quantities and quality of product.

3. Net Smelter Returns shall be calculated by the Owner at the end of the calendar quarter in which the ores or concentrates from the Property were sold or otherwise deemed disposed of and payment to the Royalty Holder shall be made by the Owner within 45 days after the end of each quarter.

4. The Owner shall provide the Royalty Holder with an annual statement of the Net Smelter Returns as of the end of each December 31st on or before the 31st day of March following such 31st day of December. The Owner shall maintain adequate records which shall be made available to the Royalty Holder for a period of eight (8) months following the delivery of such annual statement by the Owner so as to enable the Royalty Holder to verify the correctness of its determination of Net Smelter Returns. If the Royalty Holder disputes, in writing, the correctness of the Owner's determination of Net Smelter Returns, the determination of whether an entry has been properly categorized or calculated shall be finally made by an independent auditor to be appointed by the Owner if the parties cannot agree between themselves. If the Royalty Holder does not dispute, in writing, the correctness of the Owner's determination of Net Smelter Returns within eight months following the delivery of an annual statement such annual statement shall be deemed to be correct and Royalty Holder shall waive all of its rights to challenge same.


RECEIVED
2007 JUL 13 P 2:-2

The attached material contract of



Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006



RUBICON

Mr. Al Keats,
General Delivery
Benton, NL
A0G 1C0

Mr. Kevin Keats
P.O. Box 70,
Gambo, NL
A0G 2E0

CONFIDENTIAL

May 18, 2005

LETTER AGREEMENT BETWEEN
AL KEATS & KEVIN KEATS
AND
RUBICON MINERALS CORPORATION
ON THE VICTORIA LAKE 10188M PROPERTY

Dear Al and Kevin,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to Al Keats and Kevin Keats (the "Owners") to allow Rubicon to acquire 100% interest in 90.75 claims (the "Victoria Lake 10188M Property", the "Property") located on NTS 12A/06, Newfoundland comprised of part of one mineral licence and detailed in Schedule A and Schedule B. The Owners warrant that they control a 100% interest in the Property and are duly entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Agreement.

In exchange for a 100% interest in the Property, Rubicon offers the following terms:

1) Rubicon (RMX) will make the following payments (the "Purchase Price") to the Owners:

	$CDN
On signing (after regulatory approval)	5,000 (staking paid by RMX)
On or before July 5th, 2005	10,000 + 5000 shares or $7500 at RMX election
On or before July 5th, 2006	15,000 + 10,000 shares or $12,500 at RMX election
On or before July 5th, 2007	30,000 + 25,000 shares or $37,500 at RMX election

Upon receipt by the Owners of the Purchase Price, Rubicon shall have acquired a 100% registered and beneficial interest in and to the Property.

2) On exercise of its option, Rubicon will grant a 2.5% Net Smelter Return Royalty ("NSR") to the Owners on the Property of which a 1.5% NSR (60% of the NSR) will be purchasable by Rubicon from the Owners at any time for $1,500,000 (NSR details attached as Schedule C). Rubicon has the right of first refusal on the remaining 1% NSR.

3) During the currency of the Agreement, Rubicon will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon sees fit.

4) There shall be a mutual 2.0 km area of interest on unstaked lands ("Area of Interest") from the Property (Schedule A) perimeter and as defined in Schedule B and subject to previously existing areas of interest (see Schedule B).

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

5) Rubicon may assign, sell, covey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party at any time.

6) If at any time the Owners elect to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon shall be entitled to a right of first refusal in respect thereof.

7) Rubicon may at any time request that the Property be transferred to Rubicon at its sole cost. In the event Rubicon elects to terminate the Agreement, Rubicon will return the Property to the Owners at no cost to the Owners.

8) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

9) This Agreement shall be open to acceptance until May 30th, 2005 at 5:00 PM (Newfoundland time).

10) Rubicon may elect to drop any or all mineral licences or mineral claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owners and returning the mineral licences or mineral claims in 60 days good standing.

11) Rubicon shall be entitled to receive all security deposits held by the Newfoundland and Labrador Government related to the mineral claims comprising the mineral licences in Schedule A, providing it performs the required assessment work.

12) All data and information provided to the Owners with respect to the Property shall be treated and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

13) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

14) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

15) This Agreement supersedes any previous agreements or discussions on the Property and shall be the entire agreement.

16) All reference to dollar amounts contained in this Agreement shall refer to Canadian funds.

17) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

18) If Rubicon is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period"), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default.

19) Any notice required to be given under this Agreement shall be deemed to be given if delivered or mailed by registered mail in Canada (save and except during the period of

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

any interruption in the normal postal service within Canada) or sent by telecopier, in the case of the Owners addressed as follows:

Mr. Al Keats,
General Delivery
Benton, NL
A0G 1C0

Mr. Kevin Keats
P.O. Box 70,
Gambo, NL
A0G 2E0

And in the case of Rubicon addressed as follows:

Mr. Garfield MacVeigh, Chairman of the Board
Suite 1540 – 800 West Pender Street
Vancouver, BC V6E 4A6
Fax: 604-623-3355

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed on the third business day after the date of mailing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

20) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

21) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,
Rubicon Minerals Corporation

J. Garfield MacVeigh
Chairman of the Board

... in and ... Newfoundland ... Commission ... on December 31, 2006.

This INSTRUMENT is hereby approved this 13 day of June 20 05 by

MINISTER OF NATURAL RESOURCES

Accepted this 30th day of May, 2005.

Allan Keats

Kevin Keats

DIANE L. HOLLOWAY
A Commissioner for Oaths in and for the Province of Newfoundland. My commission expires on December 31, 2009

REGISTERED: this 13 day of June 2005
in accordance with Sec. 6, the Mineral Act RSNL 19..
Vol. 23 Fo. 19 Receipt No. N/A

MANAGER MINERAL RIGHTS
(Mineral Claims Recorder)


RUBICON

SCHEDULE A

TO THE LETTER AGREEMENT BETWEEN
AL KEATS & KEVIN KEATS
AND
RUBICON MINERALS CORPORATION
ON THE VICTORIA LAKE 10188M PROPERTY

Property Description

The Victoria Lake 10188M Property is comprised of ~90.75 map-staked claims located in NTS sheet 12A/06, Province of Newfoundland and Labrador, more particularly described as follows:

MAP LICENCE #	# UNITS	ISSUE DATE	RECORDED HOLDER	NTS
Part of #010188M	90.75	July 5th, 2004	Kevin Keats	12A/06

Due diligence accepted this __27th__ day of May, 2005

By:

J. Garfield MacVeigh
Chairman of the Board

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE B

MAP OF THE VICTORIA LAKE 10188M PROPERTY SHOWING THE AREA OF INTEREST


48.25 claims
within 8883M AOI
included in 8883M Agreement
10188M
8883M
10188M 2 km AOI
90.75 claims
for Agreement
8883M 2 km AOI - has priority
over 10188M AOI
12A/05
NAD 27 ZONE 21
Kilometers

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE C

**TO THE LETTER AGREEMENT BETWEEN
AL KEATS & KEVIN KEATS
AND
RUBICON MINERALS CORPORATION
ON THE VICTORIA LAKE 10188M PROPERTY**

NET SMELTER RETURNS

For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the 2.5% Net Smelter Returns Royalty (the "Royalty") payable in connection with the Victoria Lake 10188M Property (the "Property") as contemplated by the Letter Agreement between Rubicon Minerals Corporation and Al Keats & Kevin Keats (the "Owners", "Vendors"), dated May 18, 2005 concerning the Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Claims, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Claims, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Claims, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Claims which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Claims as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Claims; (b) entitle the Payee to grant to third parties leases,

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



licenses, easements or other rights to conduct operations on the Claims; (c) entitle the Payee to any partition of the Claims; or (d) entitle the Payee to any ownership interest in any improvements on the Claims, equipment and other personal Claims located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Claims.

3. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Claims, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Claims at such place or places as it may elect, either upon the Claims or upon other Claims.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Claims. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Claims, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of



RUBICON

the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the May 18th, 2005 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owners occurring after July 5th, 2006 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties.**

(1) **No Obligation.** In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Claims, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging.** The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Claims. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Claims.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration** Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

April 24, 2006

Crosshair Exploration & Mining Corporation
Suite 1240, 1140 West Pender Street
Vancouver, B.C. V6E 4G1
Tel: 604-681-8030
Fax: 604-681-8039

Attention: Tim Froude, Exploration Manager, Crosshair Exploration and Mining

RE: Victoria Lake 10188M Property – Land Offering – Licence 11060M

Dear Tim:

This is to formally offer that portion of Licence 11060M (Vicoria Lake 10188M Property) that lies outside of the AOI to be incorporated as part of the Victoria Lake Property as contemplated in section 10 of the Victoria Lake Option Agreement (the "Agreement") dated February 14, 2003 between Rubicon Minerals Corporation ("Rubicon") and International Lima Resources Corp. ("Crosshair"). Although Section 10 of the agreement comtemplates land lying only within the 2 km AOI as outlined in the Agreement, we offer this land in this case, and this case only, for inclusion in the Agreement, with the intention that this offer be treated under the guidelines outlined in the Agreement.

The licence which lies within NTS Map Sheet 12A/06 was granted on July 5, 2004 and comprises a total of 90.75 claims (Schedule A). As this licence lies outside of the AOI and Rubicon currently pays underlying option payments on the property we request that in order to incorporate this property into the Victoria Lake Agreement that Crosshair agree to pay all outstanding option and advance royalty payment on the property, while this property forms part of the Victoria Lake Agreement. As otulined in section 10 of the Victoria Lake agreement, acquisition costs on ground offered shall be credited towards Eligible Exploration Expenditures.

Current assessment obligations on the licence are $20,775.81 to be expended on by July 5, 2006. The underlying option payments under the agreement are:

On or before July 5th, 2006	$15,000 + (10,000 shares or $12,500 at RMX election)
On or before July 5th, 2007	$30,000 + (25,000 shares or $37,500 at RMX election)

A 2.5% Net Smelter Return Royalty ("NSR") is granted to the Owners on the Property of which a 1.5% NSR (60% of the NSR) will be purchasable by Rubicon from the Owners at any time for $1,500,000. Rubicon has the right of first refusal on the remaining 1% NSR. Please see the attached underlying agreement for further details (Schedule B).

Under the underlying agreement RMX has option of issuing cash in lieu of RMX shares as outlined above. As the agreement will be tranfered to NewCo upon completion and approval of the anticipated Plan of Arrangement, the intention will be not to issue RMX shares and it is expected that CXX will cover the cost of the cash in lieu of RMX shares for the outstanding payments. That is:

On or before July 5th, 2006	$27,500
On or before July 5th, 2007	$67,500

Please reply in writing accepting or declining this offer by May 24, 2006.

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com
TSX.RMX AMEX.RBY


RUBICON

We look forward to continued exploration success at South Golden Promise and Victoria Lake during 2006.

Yours sincerely,

RUBICON MINERALS CORPORATION

Signed "Dave Copeland"

Dave Copeland
Exploration Manager-Newfoundland

Encl.

cc: M. Morabito
M. Vande Guchte
J.G. MacVeigh
S. House

Agreed to this 6th day of June 2006 by [illegible] Exploration + Mining Corp.
per [signature]

[signature]

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com
TSX.RMX AMEX.RBY


RUBICON

We look forward to continued exploration success at South Golden Promise and Victoria Lake during 2005

Yours sincerely,

RUBICON MINERALS CORPORATION

Signed "Dave Copeland"

Dave Copeland
Exploration Manager-Newfoundland

Encl

cc M Morabito
M Vande Guchte
J.G. MacVeigh
S House

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com
TSX.RMX AMEX.RBY

RUBICON

Schedule A – Property Plan

Victoria Lake 10188M Property – Land Offering – Licence 11060M

460000 465000 470000 475000 480000 485000 490000 495000 500000

5370000 5365000 5360000 5355000 5350000 5345000

011060M

011061M

008883M

Legend

2000 0 2000 4000 Meters

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com
TSX.RMX AMEX.RBY



Schedule B - Underlying Option Agreement

Victoria Lake 10188M Property - Land Offering - Licence 11060M

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com
TSX.RMX AMEX.RBY



GOVERNMENT OF
NEWFOUNDLAND AND LABRADOR

Department of Natural Resources
Mineral Lands Division

774: 5638

June 22, 2005

Rubicon Minerals Corporation
7 Nungesser Avenue
Gander, NL
A1V 1L8

Attn: Mr. J. Garfield MacVeigh

Dear Sir:

Re: **Letter and Royalty Agreement Between Al Keats, Kevin Keats and Rubicon Minerals Corporation dated May 18, 2005 respecting a portion of Mineral Licence 10188M (now 11060M and 11061M).**

Attached is a duly registered Letter and Royalty Agreement respecting the above captioned mineral licences.

Regards,

Jim Hinchey, P.Geo.
Manager - Mineral Rights

email: jimhinchey@gov.nl.ca

Encl.
/lh

Larry Pilgrim, B.Sc, P.Geo
10 Witchazel Lane
King's Point, Newfoundland and Labrador, Canada A0J 1H0
Phone: 709.268.3385

December 13, 2006

To: TSX Venture Exchange
Paragon Minerals Corporation

Dear Sirs:

Re: Rubicon Minerals Corporation (the 'Issuer") Filing of Form 43-101F1 (the "Technical Report") dated December 9, 2005 and Paragon Minerals Corporations Listing Application

I, Larry Pilgrim, do hereby consent to the written disclosure of the technical report titled "Form 43-101F1 Technical Report for the JBP Linear Property, Gander and Gander River Areas, NTS 2D15 & 2E/02, Newfoundland and Labrador" and dated December 9, 2005 (the "Technical Report") and any extracts from or summaries of is disclosed or summarized or incorporated by reference into the listing application dated December 12, 2006 to the TSX Venture Exchange submitted by Paragon Minerals Corporation (the "Listing Application").

I also certify that I have read the Listing Application and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or of which I am otherwise aware as a result of the review conducted in connection with the preparation of the Technical Report.

Yours truly,

Larry Pilgrim, B.Sc., P.Geo, Qualified Person

Larry Pilgrim, B.Sc, P.Geo
10 Witchazel Lane
King's Point, Newfoundland and Labrador, Canada A0J 1H0
Phone: 709.268.3385

December 13, 2006

To: TSX Venture Exchange
Paragon Minerals Corporation

Dear Sirs:

Re: Rubicon Minerals Corporation (the 'Issuer") Filing of Form 43-101F1 (the "Technical Report") dated December 9, 2005 and Paragon Minerals Corporations Listing Application

I, Larry Pilgrim, do hereby consent to the written disclosure of the technical report titled "Form 43-101F1 Technical Report for the Golden Promise Property, Badger and Grand Falls Areas, NTS 12A/16 & 02D/13, Newfoundland and Labrador" and dated January 6, 2006 (the "Technical Report") and any extracts from or summaries of is disclosed or summarized or incorporated by reference into the listing application dated December 12, 2006 to the TSX Venture Exchange submitted by Paragon Minerals Corporation (the "Listing Application").

I also certify that I have read the Listing Application and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or of which I am otherwise aware as a result of the review conducted in connection with the preparation of the Technical Report.

Yours truly,

Larry Pilgrim, B.Sc., P.Geo., Qualified Person


INFO
TSX VENTURE
Bulletin Contents


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Paragon Minerals Corporation

Listed Company


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PARAGON MINERALS CORP. ("PGR")
BULLETIN TYPE: New Listing-Shares
BULLETIN DATE: December 14, 2006
TSX Venture Tier 2 Company

Effective at the opening December 15, 2006, the Common shares of the Company will commence trading on TSX Venture Exchange. The Company is classified as a 'Gold Mining' company.

Corporate Jurisdiction: Canada

Capitalization: Unlimited common shares with no par value of which
20,322,922 common shares are issued and outstanding
Escrowed Shares: NIL common shares

Transfer Agent: Computershare Investor Services Inc.
Trading Symbol: PGR
CUSIP Number: 69913A 10 8

For further information, please refer to the Company's Listing Application dated December 12, 2006 and the Rubicon Minerals Corporation Management Information Circular dated July 7, 2006.

Company Contact: Michael J. Vande Guchte
Company Address: 1540-800 W. Pender Street
Vancouver, BC, V6C 2V6
Company Phone Number: 604-623-3333
Company Fax Number: 604-623-3355
Company Email Address: mikevg@rubiconminerals.com

TSX-X


PARAGON
MINERALS CORPORATION


RECEIVED

SCHEDULE “C”

TO

APPLICATION FOR EXEMPTION

UNDER SEC RULE 12(G)3-2(B)

SCHEDULE "C"

ITEM 6 *LIST OF DOCUMENTS BEING SUBMITTED*

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

Tab		Document Name or Information		Date Filed
1	(a)	Incorporation Documents		
		(i)	Canada	Certificate of Incorporation dated July 4, 2006
1	(b)	Extra-provincial Registration		
		(i)	BC	July 21, 2006
		(ii)	Newfoundland	August17, 2006
		(iii)	Nunavut	September 12, 2006
1	(c)	Annual Reports		
		(i)	Canada	N/A
		(ii)	BC	N/A
		(iii)	Newfoundland	N/A
		(iv)	Nunavut	N/A
1	(d)	Notices Filed with Registrar of Companies		
		(i)	Canada	July 4, 2006 December 8, 2006
		(ii)	BC	December 8, 2006
		(iii)	Newfoundland	January 9, 2007
		(iv)	Nunavut	January 31, 2007
	(e)	Special Resolution		
		(i)	Canada	N/A
		(ii)	BC	N/A

(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. **Materials filed with the Securities Commissions of British Columbia, Alberta and Quebec (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), and the Securities Act (Quebec), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101":**

Tab		**Document Name or Information**	**Date Filed**
	(a)	Annual Report consisting of:	
2		(i) Audited annual financial statements and auditors' report thereon and	January 29, 2007 for year ended September 30, 2006
2		(ii) Management's Discussion and Analysis	January 29, 2007 for year ended September 30, 2006
	(b)	Annual Information Form (not mandatory and not filed)	N/A
2	(c)	Annual CEO and CFO Officer Certifications under MI 52-109	January 29, 2007 for year ended September 30, 2006
3		Quarterly Interim Financial Statements and Management's Discussion and Analysis	
	(d)	(i) 1st Quarter	March 1, 2007 for the 1st quarter ended December 31, 2006
		(ii) 2nd Quarter	May 30, 2007 for the 2nd quarter ended March 31, 2007
3	(e)	Interim CEO and CFO Officer Certifications under MI 52-109	
		(i) 1st Quarter	March 1, 2007 for the 1st quarter ended December 31, 2006
		(ii) 2nd Quarter	May 30, 2007 for the 2nd quarter ended March 31, 2007
4	(f)	News Releases	December 11, 2006 December 15, 2006 December 22, 2006 January 22, 2007 February 12, 2007 February 28, 2007 March 1, 2007 March 2, 2007 March 26, 2007 May 22, 2007 June 19, 2007

4	(g)	Form 51-102F3, Material Change Report	December 15, 2006 December 22, 2006 March 8, 2007
5	(h)	Notice of Meeting and Record Dates of shareholders' meeting	January 24, 2007
5	(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	March 1, 2007
6	(j)	Form 45-106F1, Report of Exempt Distribution	September 7, 2006
	(k)	Notice of Change in Year End by more than 14 Days	N/A
7	(l)	Notice of Change in Corporate Structure	December 15, 2006
	(m)	Notice of Change of Auditors	N/A
	(n)	Business Acquisition Report under NI 51-102	N/A
1	(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	December 15, 2006 (Plan of Arrangement)
	(p)	Notice of Change of Status Report	N/A
	(q)	Filing of documents Affecting the Rights of Securityholders including:	
1		(a) material changes to charter documents	December 15, 2006 (Plan of Arrangement)
		(b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
		(c) any securityholder rights plans or similar plans	N/A
8		(d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	December 14, 2006 (By-Law #1)
9 10		(e) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has	December 14, 2006 (Third Amended & Restated Arrangement Agreement between Rubicon, Paragon, Copperco and Africo) December 8, 2006 (Asset Transfer and Assignment Agreement between Rubicon Minerals Corporation and the Company)

10		reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	The following contracts regarding the following properties were filed on December 15, 2006: Falconbridge/Seal Bay Al Keats/Kevin Keats - Harpoon Property Tom Gosine Ventures Inc./Alex Turpin - Appleton Property A.S.K. Prospecting/Krinor Resources Inc. - Linear Property A.S.K. Prospecting - Lake Douglas East A.S.K. Prospecting - Lake Douglas West Tom Lush - Lush Robert Stares/Sandy Stares - Stares Property Crosshair Exploration - Golden Promise International Lima - Victoria Lake Allan Keats/Kevin Keats/Peter Dimmell - JBP Property William Mercer - Golden Promise Altius - South Tally Pond Keats - Victor Lake 10188M
	(r)	Prospectus	N/A
	(s)	Amendment to Prospectus	N/A
	(t)	Takeover Bid Circular	N/A
	(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
	(v)	Issuer Bid Circular	N/A
	(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
	(x)	Initial Acquisition Report	N/A
	(y)	Subsequent Acquisition Reports	N/A
11	(z)	Technical Reports	December 21, 2006 (JBP Linear Property) December 21, 2006

(Golden Promise Property)

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :**

Tab		Document Name or Information	Date Filed
	(a)	Exchange Filing Statement	N/A
	(b)	Annual Report consisting of:	
2		(i) Audited annual financial statements and auditors' report thereon and	January 29, 2007 for financial year ended September 30, 2006
2		(ii) Management's Discussion and Analysis	January 29, 2007 for financial year ended September 30, 2006
	(c)	Annual Information Form (not mandatory and not filed)	N/A
3	(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	
		(i) First Quarter	March 1, 2007 for first quarter ended December 31, 2006
		(ii) Second Quarter	May 30, 2007 for second quarter ended March 31, 2007
4	(e)	News Releases	December 11, 2006 December 15, 2006 December 22, 2006 January 22, 2007 February 12, 2007 February 28, 2007 March 1, 2007 March 2, 2007 March 26, 2007 May 22, 2007 June 19, 2007
4	(f)	Form 51-102F3, Material Change Report	December 15, 2006 December 22, 2006 March 8, 2007
5	(g)	Notice of Meeting and Record Dates of shareholders' meeting	January 24, 2007
	(hb)	Notice of shareholders' meeting, Proxy and Information Circular	March 1, 2007
	(i)	Prospectus	N/A
	(j)	Amendment to Prospectus	N/A
	(k)	Takeover Bid Circular	N/A

	(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
	(m)	Issuer Bid Circular	N/A
	(n)	Notice of Change or Variation to Issuer Bid Circular	
	(o)	Initial Acquisition Report	N/A
	(p)	Subsequent Acquisition Reports	N/A
	(q)	Notice of Intention to Sell by a Control Person	N/A
	(r)	Notice of Dividends	N/A
12	(s)	Exchange Bulletins announcing certain transactions:	December 14, 2006 (New Listing - Shares)
		(i) Promotional Investor Relations and Market-Making Activities	
		(ii) Dividend/Distribution Declaration	
		(iii) Private Placement	
		(iv) Warrant Amendments	
		(v) Shares for Debt	
		(vi) Short Form Offering	
		(vii) Acquisitions/Dispositions	
		(viii) Notice of Intention to Make a Normal Course Issuer Bid	
		(ix) Name Change without Consolidation or Split	
		(x) Name Change and Consolidation/Split	
13		Listing Application	December 20, 2006

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta and Quebec and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

Tab		Document Name or Information	Date Filed
2	(a)	Annual Report consisting of:	
		(i) Audited annual financial statements and auditors' report thereon and	January 29, 2007 for financial year ended September 30, 2006
		(ii) Management's Discussion and Analysis	January 29, 2007 for financial year ended September 30, 2006

3	(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	
		(i) 1st Quarter	March 1, 2007 for first quarter ended December 31, 2006
		(ii) 2nd Quarter	May 30, 2007 for second quarter ended March 31, 2007
5	(c)	Notice of shareholders' meeting, Proxy and Information Circular	March 1, 2007
	(d)	Prospectus	N/A
	(e)	Amendment to Prospectus	N/A
	(f)	Issuer Bid Circular	N/A
	(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Industry Canada Industrie Canada


RECEIVED
2007 JUL 13 P 2:31

Certificate of Incorporation

Certificat de constitution

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

Paragon Minerals Corporation	435868-6
Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the above-named corporation, the articles of incorporation of which are attached, was incorporated under the *Canada Business Corporations Act.*

Je certifie que la société susmentionnée, dont les statuts constitutifs sont joints, a été constituée en société en vertu de la *Loi canadienne sur les sociétés par actions.*

Richard G. Shaw
Director - Directeur

July 4, 2006 / le 4 juillet 2006
Date of Incorporation - Date de constitution

Canada

Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

FORM 1
ARTICLES OF INCORPORATION
(SECTION 6)

FORMULE 1
STATUTS CONSTITUTIFS
(ARTICLES 6)

1 -- Name of the Corporation / Dénomination sociale de la société

Paragon Minerals Corporation

2 -- The province or territory in Canada where the registered office is situated / La province ou le territoire au Canada où est situé le siège social

BC

3 -- The classes and any maximum number of shares that the corporation is authorized to issue / Catégories et le nombre maximal d'actions que la société est autorisée à émettre

An unlimited number of Common shares

4 -- Restrictions, if any, on share transfers / Restrictions sur le transfert des actions, s'il y a lieu

For so long as the Corporation is not a public company, no securities of the Corporation, other than non-convertible debt securities, may be transferred without the previous consent of the directors expressed by a resolution of the Board of Directors and the directors are not required to give reasons for refusing to consent to such proposed transfer.

5 -- Number (or minimum and maximum number) of directors / Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum 1; Maximum 9

6 -- Restrictions, if any, on business the corporation may carry on / Limites imposées à l'activité commerciale de la société, s'il y a lieu

None

7 -- Other provisions, if any / Autres dispositions, s'il y a lieu

The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors will not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

8 -- Incorporators -- Fondateurs

Name(s) -- Nom(s)	Address (include postal code) Adresse (inclure le code postal)	Signature	Tel. No. -- N° de tél
Don R. Collie	2800 Park Place 666 Burrard Street Vancouver, BC V6C 2Z7	[signature]	604-643-6472

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

435868-6 JUL 04 2006

Canada





Number: A0068555

CERTIFICATE
OF
REGISTRATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that PARAGON MINERALS CORPORATION has been registered as an extraprovincial company under the Business Corporations Act on July 21, 2006 at 09:25 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On July 21, 2006

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada



GOVERNMENT OF
NEWFOUNDLAND AND LABRADOR
Department of Government Services

THE CORPORATIONS ACT
FORM 27

CERTIFICATE OF REGISTRATION EXTRA-PROVINCIAL CORPORATION

(Section 443)

Corporation Name: **PARAGON MINERALS CORPORATION**
Corporation Number: **54360**
Date of Registration: **August 16, 2006**

I certify, as per the attached Statement of Registration, that this Corporation has been registered as an extra-provincial corporation under the Corporations Act of Newfoundland and Labrador.

REGISTRAR OF COMPANIES
For Province of Newfoundland and Labrador
August 17, 2006


ᓄᓇᕗᑦ
Nunavut


ᓄᓇᕗᑦ
Nunavut
Canada

No.: ET8700

BUSINESS CORPORATIONS ACT

CERTIFICATE OF REGISTRATION OF AN EXTRA-TERRITORIAL CORPORATION

LOI SUR LES SOCIÉTÉS ACTIONS

CERTIFICAT D'ENREGISTREMENT D'UNE SOCIÉTÉ PAR ACTIONS EXTRATERRITORIALE

I HEREBY CERTIFY THAT — **JE CERTIFIE PAR LA PRÉSENTE QUE**

PARAGON MINERALS CORPORATION

a body corporate incorporated under the laws of — **une personne morale constituée En vertu des lois**

Canada

was registered under Part XXI of the *Business Corporations Act of Nunavut*, the Statement of Registration of which is attached.

était enregistrée en vertu de la partie XXI de la *Loi sur les sociétés par actions au Nunavut*, la déclaration d'enregistrement en faisant foi étant jointe.

Date of Registration / Enregistrement fait le — **12-Sep-2006**



DEPUTY REGISTRAR OF CORPORATIONS
REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS PAR ACTIONS

Industry Canada | Industrie Canada
Corporations Canada | Corporations Canada

Form 2

Information Regarding the Registered Office and the Board of Directors

(To be filed with Articles of Incorporation, Amalgamation and Continuance)
(Sections 19, 106 and 113(1) of the CBCA)

Changes to the registered office or the board of directors are to be made by filing Form 3 Change or Registered Office Address or Form 6 Changes Regarding Directors.

If the space available at item [4] is insufficient, please attach information, on a separate piece of paper, to the form.

INSTRUCTIONS

[4] At least 25 percent of the directors of a corporation must be Canadian residents. If a corporation has less than four directors, at least one director must be a Canadian resident (subsection 105(3) of the *Canada Business Corporations Act* (CBCA)).

However, the board of directors of corporations operating in uranium mining, book publishing and distribution, book sale or film and video distribution must be comprised of a majority of Canadian residents (subsection 105(3.1) of the CBCA).

[5] **Declaration**

In the case of an incorporation, the form must be signed by the incorporator. In all other cases (Articles of Amalgamation and Articles of Continuance), the form may be signed by any individual who has the relevant knowledge of the corporation and who is authorized by the directors (subsection 262.1(2) of the CBCA).

For example:

- a director of the corporation;
- an authorized officer of the corporation; or
- an authorized agent.

General

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the *Privacy Act*. However, public disclosure pursuant to section 266 of the CBCA is permitted under the *Privacy Act*.

If you require more information, please visit the Forms, Policies, Fees and Legislation section of our Web site at http://corporationscanada.ic.gc.ca or contact us at (613) 941-9042 or toll-free at 1 866 333-5556.

File documents online:
Corporations Canada Online Filing Centre:
http://corporationscanada.ic.gc.ca

or send documents by mail:
Director, Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8

By Facsimile:
(613) 941-0999

1 Corporation name

Paragon Minerals Corporation

2 Address of registered office (must be a street address)

2800 Park Place, 666 Burrard Street
NUMBER AND STREET NAME

CITY	PROVINCE/TERRITORY	POSTAL CODE
Vancouver	BC	V6C 2Z7

3 Mailing address (if different from the registered office)

SAME AS ABOVE ☑

ATTENTION OF

NUMBER AND STREET NAME

CITY | PROVINCE/TERRITORY | POSTAL CODE

4 Members of the board of directors

FIRST NAME	LAST NAME	RESIDENTIAL ADDRESS (must be a street address)	CANADIAN RESIDENT (Yes/No)
David W.	Adamson	#1540 - 800 West Pender Street, Vancouver, BC V6C 2V6	Yes
Michael	Vande Guchte	#1540 - 800 West Pender Street, Vancouver, BC V6C 2V6	Yes
James Garfield	MacVeigh	#1540 - 800 West Pender Street, Vancouver, BC V6C 2V6	Yes
Gordon J.	Soneff	291 Darlington Crescent, Edmonton, AB T6M 2R9	Yes

5 Declaration

I hereby certify that I have the relevant knowledge of the corporation, and that I am authorized to sign and submit this form.

[signature]
SIGNATURE

Don Collie | 604-643-6472
PRINT NAME | TELEPHONE NUMBER

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

435868-6

JUL 04 2006

IC 2904 (2004/11)

Canada

Industry Canada — Industrie Canada

Restated Certificate of Incorporation

Canada Business Corporations Act

Certificat de constitution à jour

Loi canadienne sur les sociétés par actions

Paragon Minerals Corporation

Name of corporation-Dénomination de la société

435868-6

Corporation number-Numéro de la société

I hereby certify that the articles of incorporation of the above-named corporation were restated under section 180 of the *Canada Business Corporations Act* as set out in the attached restated articles of incorporation.

Je certifie que les statuts constitutifs de la société susmentionnée ont été mis à jour en vertu de l'article 180 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les statuts mis à jour ci-joints.

Richard G. Shaw
Director - Directeur

December 8, 2006 / le 8 décembre 2006

Effective Date of Restatement -
Date d'entrée en vigueur de la mise à jour

Canada

Industry Canada — Industrie Canada
Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

FORM 7
RESTATED ARTICLES OF INCORPORATION
(SECTION 180)

FORMULAIRE 7
STATUTS CONSTITUTIFS MIS À JOUR
(ARTICLE 180)

1 -- Name of the Corporation - Dénomination sociale de la société	Corporation No. - Nº de la société
Paragon Minerals Corporation	435868-6

2 -- The province or territory in Canada where the registered office is situated — La province ou le territoire au Canada où est situé le siège social

British Columbia - Colombie Britannique

3 -- The classes and any maximum number of shares that the corporation is authorized to issue — Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

An unlimited number of Common shares

4 -- Restrictions, if any, on share transfers — Restrictions sur le transfert des actions, s'il y a lieu

5 -- Number (or minimum and maximum number) of directors — Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum 1; Maximum 9

6 -- Restrictions, if any, on business the corporation may carry on — Limites imposées à l'activité commerciale de la société, s'il y a lieu

None

7 -- Other provisions, if any — Autres dispositions, s'il y a lieu

The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors will not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

These restated articles of incorporation correctly set out, without substantive change, the corresponding provisions of the articles of incorporation, as amended and supersede the original articles of incorporation.

Cette mise à jour des statuts constitutifs démontre exactement, sans changement substantiel, les dispositions correspondantes des statuts constitutifs modifiés qui remplacent les statuts constitutifs originaux.

Signature	Printed Name - Nom en lettres moulées	8 -- Capacity of - En qualité de	9 -- Tel. No. - Nº de tél.
	Michael Vande Guchte	Senior Officer	604-623-3333

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

DEC 08 2006



Industry Canada Industrie Canada

Certificate of Arrangement **Certificat d'arrangement**

Canada Business Corporations Act **Loi canadienne sur les sociétés par actions**

Paragon Minerals Corporation	435868-6
CopperCo Resource Corp.	435867-8
Name of CBCA corporation(s) involved - Dénomination(s) de la (des) société(s) L C S A concernée(s)	Corporation number - Numéro de la société

I hereby certify that the arrangement set out in the attached articles of arrangement, involving the above-referenced corporation(s), has been effected under section 192 of the *Canada Business Corporations Act*

Je certifie que l'arrangement mentionné dans les clauses d'arrangement annexées, concernant la (les) société(s) susmentionnée(s), a pris effet en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions*

Richard G. Shaw
Director - Directeur

December 8, 2006 / le 8 décembre 2006

Date of Arrangement - Date de l'arrangement

Canada

Industry Canada — Industrie Canada
Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

FORM 14.1 ARTICLES OF ARRANGEMENT (SECTION 192)

FORMULAIRE 14.1 CLAUSES D'ARRANGEMENT (ARTICLE 192)

1 -- Name of the applicant corporation(s) - Dénomination sociale de la(des) requérante(s)	2 -- Corporation No.(s) - N°(s) de la(des) société(s)
PARAGON MINERALS CORPORATION COPPERCO RESOURCE CORP.	435868-6 435867-8
3 -- Name of the corporation(s) the articles of which are amended, if applicable - Dénomination sociale de la(des) société(s) dont les statuts sont modifiés le cas échéant	**4 -- Corporation No.(s) - N°(s) de la(des) société(s)**
PARAGON MINERALS CORPORATION COPPERCO RESOURCE CORP.	435868-6 435867-8
5 -- Name of the corporation(s) created by amalgamation, if applicable - Dénomination sociale de la(des) société(s) issue(s) de la(des) fusion(s), le cas échéant	**6 -- Corporation No.(s) - N°(s) de la(des) société(s)**
N/A	
7 -- Name of the dissolved corporation(s), if applicable - Dénomination sociale de la(des) société(s) dissoute(s), le cas échéant	**8 -- Corporation No.(s) - N°(s) de la(des) société(s)**
N/A	
9 -- Name of other corporations involved, if applicable - Dénomination sociale des autres sociétés en cause, le cas échéant	**10 -- Corporation No.(s) or jurisdiction of incorporation - N°(s) de la(des) société(s) ou loi sous le régime de laquelle elle est constituée**
See attached Schedule A	See attached Schedule A

11 -- In accordance with the order approving the arrangement - Conformément aux termes de l'ordonnance approuvant l'arrangement

a ☑ The articles of the above named corporation(s) are amended in accordance with the attached plan of arrangement
Les statuts de la(des) société(s) susmentionnée(s) sont modifiés en conformité avec le plan d'arrangement ci-joint

The name of COPPERCO RESOURCE CORP. is changed to AFRICO RESOURCES LTD.

La dénomination sociale de ______ est modifiée pour ______

b ☐ The following bodies corporate are amalgamated in accordance with the attached plan of arrangement
Les personnes morales suivantes sont fusionnées conformément au plan d'arrangement ci-joint

c ☐ The above named corporation(s) is(are) liquidated and dissolved in accordance with the attached plan of arrangement
La(les) société(s) susmentionnée(s) est(sont) liquidée(s) et dissoute(s) conformément au plan d'arrangement ci-joint

d ☑ The plan of arrangement attached hereto, involving the above named body(ies) corporate is hereby effected
Le plan d'arrangement ci-joint portant sur la(les) personne(s) morale(s) susmentionnée(s) prend effet

Signature	Printed Name - Nom en lettres moulées	12 -- Capacity of - En qualité de	13 -- Tel. No. - N° de tél.
	See attached Schedule B		

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

DEC 08 2006

Schedule A

9 Name of other corporations involved, if applicable	10 Corporation No.(s) of Jurisdiction of Incorporation
Rubicon Minerals Corporation Africo Resources Ltd.	Province of British Columbia Province of British Columbia

Schedule B

Signature	Printed Name-Nom en lettres moulees	12. Capacity of - En qualite de	13. Tel. No -No. de tel
	Michael Vande Guchte	President, Paragon	604-623-3333
✓	Christopher Theodoropoulos	Chairman, CopperCo	604-605-4298

DEC 08 2006

Schedule B

Signature	Printed Name-Nom en lettres moulees	12. Capacity of - En qualite de	13 Tel No -No de tel
✓	Michael Vande Guchte	President, Paragon	604-623-3333
[signature]	Christopher Theodoropoulos	Chairman, CopperCo	604-605-4298

DEC 08 2006

Appendix I to the Arrangement Agreement made as of the 6th day of July, 2006, amended and restated as of the 8th day of August, 2006, and further amended and restated as of the 29th day of September, 2006, and the 22nd day of November, 2006 among Rubicon Minerals Corporation, Paragon Minerals Corporation, CopperCo Resource Corp. and Africo Resources Ltd.

PLAN OF ARRANGEMENT UNDER SECTIONS 288 - 299

OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA)

AND UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*

ARTICLE 1 - INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a) "**Africo**" means Africo Resources Ltd., a corporation incorporated under the BCBCA;

(b) "**Africo Compensation Option**" means a compensation option or options to be granted by Africo and CopperCo to the agent or agents under the CopperCo/Africo Financing, which compensation option shall automatically convert, under this Plan of Arrangement, into the CopperCo Broker Warrants;

(c) "**Africo Convertible Notes**" means, collectively, the Africo Convertible Share Notes and the Africo Convertible Unit Notes;

(d) "**Africo Convertible Share Notes**" means convertible promissory notes issued by Africo pursuant to the Bridge Loan, with such notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into common shares of Africo or CopperCo at a price equal to 85% of the price at which such common shares are offered in a Qualifying Financing;

(e) "**Africo Convertible Unit Notes**" means convertible promissory notes issued by Africo, with such notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into units of CopperCo as are offered pursuant to the Qualifying Financing at a price of $4 00 per unit, each unit consisting of one CopperCo Common Share and one-half of one CopperCo Warrant;

(f) "**Africo Meeting**" means the special meeting of the Africo Shareholders to be held to consider, among other matters, the Arrangement, and any postponement or adjournment thereof;

(g) "**Africo Options**" means the outstanding stock options of Africo entitling the holders to purchase Africo Shares in accordance with the terms and conditions thereof;

(h) "**Africo Shareholder**" means a holder of Africo Shares;

(i) "**Africo Shares**" means the common shares without par value in the capital of Africo as currently constituted;

(j) "**Africo Subscription Receipts**" means subscription receipts which may be sold by Africo and CopperCo pursuant to the CopperCo/Africo Financing, with each Africo Subscription Receipt entitling the holder to receive, upon deemed exercise and for no additional consideration, one CopperCo Common Share and one-half of one CopperCo Warrant;

(k) "**Aggregate Exchange Trading Price**" means the amount equal to the aggregate of the results obtained when the Trading Price of a New Rubicon Common Share and a Common Share of Paragon or CopperCo is multiplied by the respective Exchange Number for the company issuing the share;

(l) "**AMEX**" means the American Stock Exchange;

(m) "**Arrangement**" means the statutory arrangement involving Rubicon, the Rubicon Shareholders, Paragon, CopperCo, Africo and the Africo Shareholders proposed under the provisions of sections 288 to 299 of the BCBCA and section 192 of the CBCA, on the terms and conditions set out in this Plan of Arrangement or any amendment or variation thereto made in accordance with the terms of the Arrangement Agreement;

(n) "**Arrangement Agreement**" means the arrangement agreement made as of the 6th day of July 2006 between Rubicon, Paragon, CopperCo and Africo to which this Plan of Arrangement is attached as Appendix I, as the same may be supplemented or amended from time to time;

(o) "**Assignment and Assumption Agreement**" means the assignment and assumption agreement among Rubicon and Paragon which more particularly describes the Paragon Transferred Assets which are to be transferred from Rubicon to Paragon;

(p) "**BCBCA**" means the *Business Corporations Act* (British Columbia);

(q) "**Business Day**" means any day, which is not a Saturday or a Sunday, or a statutory holiday in British Columbia;

(r) "**Bridge Loan**" means the bridge loan made by certain current Africo Shareholders and other investors to Africo in the principal amount of up to $5 million by way of issuance of Africo Convertible Notes;

(s) "**CBCA**" means the *Canada Business Corporations Act*;

(t) "**Circular**" means the definitive form, together with any amendments thereto, of the management proxy circular of Rubicon to be prepared and sent to the Rubicon Shareholders in connection with the Rubicon Meeting;

(u) "**Compensation Options**" means the compensation options issued by Rubicon on August 16, 2005, with each option entitling the holder to purchase a unit consisting of one Rubicon Common Share and one-half of a warrant to purchase an additional Rubicon Common Share;

(v) "**CopperCo**" means CopperCo Resource Corp., a corporation incorporated under the CBCA in order to facilitate the Arrangement;

(w) "**CopperCo Broker Units**" means units issuable on exercise of the CopperCo Broker Warrants, with each unit consisting of one CopperCo Common Share and one-half of one CopperCo Broker Unit Warrant;

(x) "**CopperCo Broker Unit Warrants**" means warrants of CopperCo which shall be exercisable to purchase one CopperCo Common Share at an exercise price of $5.00 for a period of 18 months after the date of closing of the CopperCo/Africo Financing, provided that if the closing price of the CopperCo Common Shares on the TSX is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days (irrespective of whether the CopperCo Common Shares have traded on a given day within such 20 day period) any time after the date which is 6 months after the date of closing of the CopperCo/Africo Financing, CopperCo may accelerate the expiry date of the CopperCo Broker Unit Warrants by giving notice to the holders thereof and in such case, the CopperCo Broker Unit Warrants will expire on the 30th day after the date on which such notice is given by CopperCo;

(y) "**CopperCo Broker Warrants**" means the non-transferable broker warrants of CopperCo which shall be issued on the automatic conversion of the Africo Compensation Option and which shall be exercisable to purchase that number of CopperCo Broker Units which is equal to 6% of the number of Africo Subscription Receipts sold under the CopperCo/Africo Financing at an exercise price of $4.00 per unit for a period of 18 months after the date of closing of the CopperCo/Africo Financing, provided that if the closing price of the CopperCo Common Shares on the TSX is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days (irrespective of whether the CopperCo Common Shares have traded on a given day within such 20 day period) any time after the date which is 6 months after the date of closing of the CopperCo/Africo

Financing, CopperCo may accelerate the expiry date of the CopperCo Broker Warrants by giving notice to the holders thereof and in such case, the CopperCo Broker Warrants will expire on the 30th day after the date on which such notice is given by CopperCo;

(z) "**CopperCo Commitment**" means the covenant of CopperCo described in section 3.2 to issue CopperCo Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(aa) "**CopperCo Common Shares**" means the common shares in the capital of CopperCo which CopperCo is authorized to issue as the same are constituted on the date hereof and which are to be issued under the Arrangement (i) to holders of Rubicon Series 2 Special Shares in exchange for such Rubicon Series 2 Special Shares, (ii) to holders of Africo Subscription Receipts on the deemed exercise of the Africo Subscription Receipts, and (iii) to the Africo Shareholders other than Rubicon in exchange for the Remaining Africo Shares;

(bb) "**CopperCo Convertible Notes**" means, collectively, the CopperCo Convertible Share Notes and the CopperCo Convertible Unit Notes;

(cc) "**CopperCo Convertible Share Notes**" means convertible promissory notes of CopperCo which will be issued to the holders of the Africo Convertible Share Notes in exchange for the Africo Convertible Share Notes pursuant to the Plan of Arrangement, with such CopperCo Convertible Share Notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into CopperCo Common Shares at a price of $3.40 per share;

(dd) **CopperCo Convertible Unit Notes**" means convertible promissory notes of CopperCo which will be issued to the holders of the Africo Convertible Unit Notes in exchange for the Africo Convertible Unit Notes pursuant to the Plan of Arrangement, with such CopperCo Convertible Unit Notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into units at a price of $4.00 per unit, with each unit consisting of one CopperCo Common Share and one-half of one CopperCo Warrant;

(ee) "**CopperCo Net Fair Market Value**" means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of the CopperCo Transferred Assets;

(ff) "**CopperCo Note**" means the demand, non-interest bearing promissory note to be issued by CopperCo to Rubicon having a principal amount and aggregate fair market value equal to the CopperCo Net Fair Market Value;

(gg) "**CopperCo Options**" means the rights (whether or not vested) to purchase CopperCo Common Shares which will be issued pursuant to the Plan of Arrangement;

(hh) "**CopperCo Preferred Shares**" means the special preferred shares of CopperCo which are to be issued under the Arrangement to Rubicon in exchange for the CopperCo Transferred Assets, which will have a value equal to the CopperCo Net Fair Market Value and having the terms and conditions set out in Schedule B to this Plan of Arrangement;

(ii) "**CopperCo Transferred Assets**" means the Rubicon Africo Shares, which are to be transferred by Rubicon to CopperCo pursuant to the Plan of Arrangement;

(jj) "**CopperCo Warrants**" means common share purchase warrants of CopperCo, each entitling the holder to purchase one CopperCo Common Share at a price of $5.00 per share for a term of 18 months from the date of closing of the CopperCo/Africo Financing, provided that if the closing price of the CopperCo Common Shares on the TSX is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days (irrespective of whether the CopperCo Common Shares have traded on a given day within such 20 day period) any time after the date which is 6 months after the date of the closing of the CopperCo/Africo Financing, CopperCo may accelerate the expiry date of the CopperCo Warrants by giving notice to the holders thereof, and in such case the CopperCo Warrants will expire on the 30th day after the date on which such notice is given by CopperCo;

(kk) "**Court**" means the Supreme Court of the Province of British Columbia;

(ll) "**Dissenting Africo Shares**" means Africo Shares held by an Africo Dissenting Shareholder, as described in Article 6;

(mm) "**Dissenting Rubicon Shares**" means Rubicon Common Shares held by a Rubicon Dissenting Shareholder, as described in Article 5;

(nn) "**Dissenting Shares**" means, collectively, Dissenting Rubicon Shares and Dissenting Africo Shares;

(oo) "**Effective Date**" means the date on which the Arrangement becomes effective in accordance with the provisions of the Arrangement Agreement and the provisions of the BCBCA and the CBCA;

(pp) "**Effective Time**" means 12:01 am, Vancouver time, on the Effective Date;

(qq) "**Exchange Number**" means the number or fraction, as the case may be, of a New Rubicon, Paragon or CopperCo Common Share to be received by a Rubicon Shareholder in exchange for every Rubicon Common Share pursuant to the General Exchange Ratio;

(rr) "**Exercise Price**" means the varying exercise prices of the outstanding Rubicon Options;

(ss) "**Final Order**" means the final order of the Court approving the Arrangement pursuant to the BCBCA and the CBCA;

(tt) "**General Exchange Ratio**" means, for each Rubicon Common Share,

- one whole New Rubicon Common Share,
- one-sixth of a Paragon Common Share; and
- a fraction of a CopperCo Common Share equal to the Rubicon-CopperCo Exchange Ratio;

(uu) "**holder**" means, when not qualified by the adjective "registered", the person entitled to a share hereunder whether or not registered or entitled to be registered in respect thereof in the central securities register of Rubicon, Paragon, CopperCo or Africo, as the case may be;

(vv) "**ITA**" means the *Income Tax Act* (Canada), as amended;

(ww) "**Meetings**" means, collectively, the Africo Meeting and the Rubicon Meeting;

(xx) "**Net Fair Market Value**" means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of certain assets;

(yy) "**New Rubicon Common Shares**" means common shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares;

(zz) "**New Rubicon Options**" means the rights (whether or not vested) to purchase New Rubicon Common Shares which will be issued pursuant to the Plan of Arrangement;

(aaa) "**Original Exercise Price**" means the original exercise price per share of a Rubicon Option;

(bbb) "**Paragon**" means Paragon Minerals Corporation, a corporation incorporated under the CBCA in order to facilitate the Arrangement;

(ccc) "**Paragon Commitment**" means the covenant of Paragon described in section 3 2 to issue Paragon Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(ddd) "**Paragon Common Shares**" means the common shares in the capital of Paragon which Paragon is authorized to issue as the same are constituted on the date hereof and which are to be issued under the Arrangement (i) to holders of Rubicon Series 1 Special Shares in exchange for such Rubicon Series 1 Special Shares, and (ii) to holders of Paragon Special Warrants and to holders of Paragon Flow-Through Special Warrants on the deemed exercise of such special warrants;

(eee) "**Paragon Contracts**" means all agreements to which Rubicon currently is a party, which pertain to the mineral properties in the Provinces of Newfoundland and Labrador and the Territory of Nunavut and which will be assigned from Rubicon to Paragon pursuant to the Plan of Arrangement, such agreements being more particularly described in the Assignment and Assumption Agreement;

(fff) "**Paragon Flow-Through Special Warrants**" means flow-through special warrants which may be sold by Paragon pursuant to the Paragon Financing, with each Paragon Flow-Through Special Warrant entitling the holder to receive, upon exercise and for no additional consideration, one flow-through Paragon Common Share;

(ggg) "**Paragon Net Fair Market Value**" means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of the Paragon Transferred Assets;

(hhh) "**Paragon Note**" means the demand, non-interest bearing promissory note to be issued by Paragon to Rubicon having a principal amount and aggregate fair market value equal to the Paragon Net Fair Market Value;

(iii) "**Paragon Options**" means the rights (whether or not vested) to purchase Paragon Common Shares which will be issued pursuant to the Plan of Arrangement;

(jjj) "**Paragon Preferred Shares**" means the preferred shares of Paragon which are to be issued under the Arrangement to Rubicon in exchange for the Paragon Transferred Assets, which will have a value equal to the Paragon Net Fair Market Value and having the terms and conditions set out in Schedule B to this Plan of Arrangement;

(kkk) "**Paragon Special Warrants**" means special warrants which may be sold by Paragon pursuant to the Paragon Financing, with each Paragon Special Warrant entitling the holder to receive, upon exercise and for no additional consideration, one Paragon Common Share and one Paragon Warrant;

(lll) "**Paragon Transferred Assets**" means the Paragon Contracts and certain other related assets more particularly described in the Assignment and Assumption Agreement, all of which will be transferred by Rubicon to Paragon pursuant to the Plan of Arrangement;

(mmm) "**Paragon Warrants**" means common share purchase warrants of Paragon, each entitling the holder to purchase one Paragon Common Share at a price of $1.00 per share for a term of two years from the date of issuance;

(nnn) "**Plan of Arrangement**" means this plan of arrangement, as it may be amended from time to time in accordance with section 7.1 of the Arrangement Agreement;

(ooo) "**PUC**" means paid-up capital as defined in subsection 89 (1) of the ITA;

(ppp) "**Qualifying Financing**" means the first issuance or issuances of common shares or other securities in Africo or CopperCo after the date of issuance of the Africo Convertible Notes under the Bridge Loan, on a single day or multiple days in any 90 day period, resulting in gross proceeds of not less than $10,000,000;

(qqq) "**Registrar**" means the Registrar of Companies appointed under the BCBCA;

(rrr) "**Remaining Africo Shares**" means the Africo shares held by Africo Shareholders other than Rubicon immediately prior to the Effective Date;

(sss) "**Rubicon**" means Rubicon Minerals Corporation, a company incorporated under the BCBCA;

(ttt) "**Rubicon Africo Shares**" means the Africo Shares held by Rubicon immediately prior to the Effective Date;

(uuu) "**Rubicon Commitment**" means the covenant of Rubicon described in section 3.2 to issue Rubicon Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(vvv) "**Rubicon Common Shares**" means the common shares without par value in the capital of Rubicon as currently constituted;

(www) "**Rubicon-CopperCo Exchange Ratio**" means the fraction which is obtained by dividing the number of Africo Shares held by Rubicon on the Share Distribution Record Date by the fully diluted number of Rubicon Common Shares outstanding on the Share Distribution Record Date;

(xxx) "**Rubicon CopperCo Note**" means the demand, non-interest bearing promissory note to be issued by Rubicon to CopperCo having a principal amount and fair market value equal to the aggregate fair market value of the Rubicon Series 2 Special Shares;

(yyy) "**Rubicon Meeting**" means the annual and special meeting of the Rubicon Shareholders to be held to consider, among other matters, the Arrangement, and any postponement or adjournment thereof;

(zzz) **"Rubicon Options"** means the outstanding stock options of Rubicon entitling the holders to purchase Rubicon Common Shares in accordance with the terms and conditions thereof;

(aaaa) **"Rubicon Paragon Note"** means the demand, non-interest bearing promissory note to be issued by Rubicon to Paragon having a principal amount and fair market value equal to the aggregate fair market value of the Rubicon Series 1 Special Shares;

(bbbb) **"Rubicon Series 1 Special Shares"** means the Series 1 special shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares, and having the terms and conditions set out in Schedule A to this Plan of Arrangement;

(cccc) **"Rubicon Series 2 Special Shares"** means the Series 2 special shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares, and having the terms and conditions set out in Schedule A to this Plan of Arrangement;

(dddd) **"Rubicon Shareholder"** means a holder of Rubicon Common Shares;

(eeee) **"Rubicon Stock Option Plan"** means the existing stock option plan of Rubicon;

(ffff) **"Rubicon Warrants"** means the outstanding common share purchase warrants of Rubicon entitling the holders to purchase Rubicon Common Shares in accordance with the terms and conditions thereof, and includes the Compensation Options and the warrants which are issuable on exercise of the Compensation Options;

(gggg) **"Share Distribution Record Date"** means the close of business on a day to be fixed by the TSX for the purpose of determining the Rubicon Shareholders entitled to receive New Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares under the Arrangement;

(hhhh) **"Trading Price"** means the weighted average price of the New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares, as the case may be, on the TSX or the TSX-V, as the case may be, for the First 5 trading days on which such shares trade on such stock exchange after the Effective Date;

(iiii) **"Transfer Agent"** means Computershare Investor Services Inc;

(jjjj) **"TSX"** means the Toronto Stock Exchange; and

(kkkk) **"TSX-V"** means the TSX Venture Exchange.

1.2 Interpretation Not Affected By Headings

The division of this Plan of Arrangement into articles, sections, and other portions, and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or part hereof. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections and other portions are to articles, sections and other portions to this Plan of Arrangement

1.3 Number and Gender

In this Plan of Arrangement, words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders, and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

1.4 Statutes

A reference to a statute shall be deemed to include every regulation made pursuant thereto, all amendments to the statute or to any such regulation enforced from time to time, and any statute or regulation that supplements or supersedes such statute or any such regulation.

1.5 Currency

All references to currency herein are to lawful money of Canada unless otherwise specified herein.

1.6 Undefined Terms

Any undefined capitalized terms in this Plan of Arrangement shall have the meanings ascribed to them in the Arrangement Agreement

ARTICLE 2 - ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

ARTICLE 3 - THE ARRANGEMENT

3.1 The Arrangement

On the Effective Date, save and except for Dissenting Shares, the following shall occur and be deemed to occur in the following chronological order, unless otherwise noted, without further act

or formality and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

(a) Rubicon's authorized share structure shall be amended by:

(i) altering the name of the unlimited number of common shares without par value to be an unlimited number of Class A Common shares without par value;

(ii) creating the following three new classes of shares:

A. an unlimited number of common shares without par value;

B. an unlimited number of series 1 special shares with a par value equal to the net book value of the Paragon Transferred Assets; and

C. an unlimited number of series 2 special shares with a par value equal to the net book value of the Rubicon Africo Shares.

The shares of Rubicon described above shall have the rights and restrictions set out in Rubicon's Articles. Rubicon's Articles shall be amended by adding, as Article 26 of the Articles, the rights and restrictions set out in Schedule A hereto;

(b) Rubicon's central securities register for the Rubicon Common Shares shall be redesignated as the central securities register for the Class A Common shares;

(c) Paragon's authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of special preferred shares and having the rights and restrictions set out in Paragon's Articles. Paragon's Articles shall be amended by adding the rights and restrictions set out in Schedule B hereto;

(d) CopperCo's authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of special preferred shares and having the rights and restrictions set out in CopperCo's Articles. CopperCo's Articles shall be amended by adding the rights and restrictions set out in Schedule B hereto;

(e) Each Rubicon Common Share (renamed as Class A Common Shares) issued and outstanding on the Effective Date (other than Dissenting Shares) will be exchanged for one New Rubicon Common Share, one Rubicon Series 1 Special Share and one Rubicon Series 2 Special Share. The PUC of the New Rubicon Common Shares, the Rubicon Series 1 Special Shares and the Series 2 Special Shares will be determined as follows:

(i) the amount of the PUC of the Rubicon Series 1 Special Shares will be equal to their par value;

(ii) the amount of the PUC of the Rubicon Series 2 Special Shares will be equal to their par value; and

(iii) the amount of the PUC of the New Rubicon Common Shares will be equal to the PUC of the Rubicon Common Shares (renamed as Class A Common Shares) minus the aggregate of the PUC of the Rubicon Series 1 and 2 Special Shares;

Each Rubicon Shareholder shall cease to be the holder of the Rubicon Common Shares (renamed as Class A Common Shares) so exchanged and shall become the holder of the number of New Rubicon Common Shares, Rubicon Series 1 Special Shares and Series 2 Special Shares issued to such Rubicon Shareholder. The name of such Rubicon Shareholder shall be removed from the central securities register for Rubicon Common Shares in respect of the Rubicon Common Shares so exchanged and shall be added to the central securities register of New Rubicon Common Shares, Rubicon Series 1 Special Shares and Series 2 Special Shares respectively, so issued to such Rubicon Shareholder;

(f) Each outstanding whole Rubicon Option will be exchanged for one whole New Rubicon Option, one sixth of a Paragon Option and a fraction of a CopperCo Option equal to the Rubicon-CopperCo Exchange Ratio. The exercise price of each of the new options received as a result of such exchange will be determined as set out in section 3.3 below;

(g) The Rubicon Common Shares (renamed as Class A Common Shares) exchanged for New Rubicon Common Shares, the Rubicon Series 1 Special Shares and the Rubicon Series 2 Special Shares shall be cancelled and the appropriate entry shall be made in Rubicon's central securities register;

(h) Each holder of Rubicon Series 1 Special Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to Paragon;

(i) Each holder of Rubicon Series 2 Special Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to CopperCo;

(j) As consideration for the Rubicon Series 1 Special Shares transferred to it, Paragon will issue to the holders of such Rubicon Series 1 Special Shares, Paragon Common Shares on the basis of one Paragon Common Share for every six whole Rubicon Series 1 Special Shares held by a respective holder. The stated capital account maintained in respect of Paragon Common Shares shall be increased by an amount equal to the PUC of the transferred Rubicon Series 1 Special Shares. In connection with such sale and transfer, each holder of Rubicon Series 1 Special Shares so sold and transferred shall cease to be the holder of the Rubicon Series 1 Special Shares so sold and transferred and shall become the holder of the number of Paragon Common Shares issued to such holder The name of such holder shall be removed from the central securities register of Rubicon Series 1 Special Shares

in respect of the Rubicon Series 1 Special Shares so sold and transferred and shall be added to the central securities register of Paragon as the holder of the number of Paragon Common Shares so issued to such holder, and Paragon shall be and shall be deemed to be the transferee of the Rubicon Series 1 Special Shares so transferred and the name of Paragon shall be entered in the central securities register of Rubicon Series 1 Special Shares so sold and transferred to Paragon;

(k) As consideration for the Rubicon Series 2 Special Shares transferred to it, CopperCo will issue to the holders of such Rubicon Series 2 Special Shares, that number of CopperCo Common Shares obtained by multiplying the number of Rubicon Series 2 Special Shares held by a respective holder by the Rubicon-CopperCo Exchange Ratio. The stated capital account maintained in respect of CopperCo Common Shares shall be increased by an amount equal to the PUC of the transferred Rubicon Series 2 Special Shares. In connection with such sale and transfer, each holder of Rubicon Series 2 Special Shares so sold and transferred shall cease to be the holder of the Rubicon Series 2 Special Shares so sold and transferred and become the holder of the number of CopperCo Common Shares issued to such holder The name of such holder shall be removed from the central securities register of Rubicon Series 2 Special Shares in respect of the Rubicon Series 2 Special Shares so sold and transferred and shall be added to the central securities register of CopperCo as the holder of the number of CopperCo Common Shares so issued to such holder and CopperCo shall be and shall be deemed to be the transferee of the Rubicon Series 2 Special Shares so transferred and the name of CopperCo shall be entered in the central securities register of Rubicon Series 2 Special Shares so sold and transferred to CopperCo;

(l) Rubicon will sell and transfer the Paragon Transferred Assets to Paragon in consideration for the issuance by Paragon of 100,000,000 Paragon Preferred Shares. Rubicon shall take all such actions and deliver all such documents as may be required to convey title to the Paragon Transferred Assets to Paragon;

(m) Rubicon will sell and transfer the CopperCo Transferred Assets to CopperCo in consideration for the issuance by CopperCo of 100,000,000 CopperCo Preferred Shares. Rubicon shall take all such actions and deliver all such documents as may be required to convey title to the CopperCo Transferred Assets to CopperCo;

(n) Rubicon will purchase for cancellation the Rubicon Series 1 Special Shares held by Paragon in consideration of the issuance by Rubicon of the Rubicon Paragon Note. The repurchased Rubicon Series 1 Special Shares shall be cancelled and the appropriate entry made on the central securities register for the Series 1 Special Shares;

(o) Rubicon will purchase for cancellation the Rubicon Series 2 Special Shares held by CopperCo in consideration of the issuance by Rubicon of the Rubicon CopperCo Note. The repurchased Rubicon Series 2 Special Shares shall be

cancelled and the appropriate entry made on the central securities register for the Series 2 Special Shares;

(p) The authorized share structure of Rubicon shall be amended by eliminating the unlimited number of Class A Common Shares without par value, the unlimited number of Series 1 Special Shares and the unlimited number of Series 2 Special Shares, none of which are issued. Rubicon's Articles shall be amended by deleting Article 26 of the Articles (for greater certainty, notwithstanding such deletion of Article 26, the New Rubicon Common Shares shall continue to exist immediately upon completion of the Arrangement, as evidenced by Rubicon's Notice of Articles in effect at such time);

(q) Paragon will purchase for cancellation the 100,000,000 Paragon Preferred Shares held by Rubicon in consideration for the issuance by Paragon to Rubicon of the Paragon Note having a principal amount and fair market value equal to the aggregate fair market value of the 100,000,000 Paragon Preferred Shares purchased for cancellation. The repurchased Paragon Preferred Shares shall be cancelled and the appropriate entry made on the central securities register for the Paragon Preferred Shares;

(r) The authorized share structure of Paragon shall be amended by eliminating the Paragon Preferred Shares, none of which are issued. Paragon's Articles shall be amended by deleting sections 1.1 to 1.5 of the Articles which contain the rights and restrictions attached to the Paragon Preferred Shares;

(s) CopperCo will purchase for cancellation the 100,000,000 CopperCo Preferred Shares held by Rubicon in consideration for the issuance by CopperCo to Rubicon of the CopperCo Note having a principal amount and fair market value equal to the aggregate fair market value of the 100,000,000 CopperCo Preferred Shares purchased for cancellation. The repurchased CopperCo Preferred Shares shall be cancelled and the appropriate entry made on the central securities register for the CopperCo Preferred Shares;

(t) The authorized share structure of CopperCo shall be amended by eliminating the CopperCo Preferred Shares; none of which are issued. CopperCo's Articles shall be amended by deleting sections 1.1 to 1.5 of the Articles which contain the rights and restrictions attached to the CopperCo Preferred Shares;

(u) Rubicon will pay the principal amount of the Rubicon Paragon Note by transferring to Paragon the Paragon Note which will be accepted by Paragon as full payment, satisfaction and discharge of Rubicon's obligation under the Rubicon Paragon Note and simultaneously Paragon will pay the principal amount of the Paragon Note by transferring to Rubicon the Rubicon Paragon Note which will be accepted by Rubicon as full payment, satisfaction and discharge of Paragon's obligation under the Paragon Note. The Rubicon Paragon Note and the Paragon Note will both thereupon be cancelled;

(v) Rubicon will pay the principal amount of the Rubicon CopperCo Note by transferring to CopperCo the CopperCo Note which will be accepted by CopperCo as full payment, satisfaction and discharge of Rubicon's obligation under the Rubicon CopperCo Note and simultaneously CopperCo will pay the principal amount of the CopperCo Note by transferring to Rubicon the Rubicon CopperCo Note which will be accepted by Rubicon as full payment, satisfaction and discharge of CopperCo's obligation under the CopperCo Note. The Rubicon CopperCo Note and the CopperCo Note will both thereupon be cancelled;

(w) the Paragon Flow-Through Special Warrants issued pursuant to the Paragon Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into flow-through Paragon Common Shares on the basis of one flow-though Paragon Common Share for each Paragon Flow-Through Special Warrant exercised, and the names of the holders of the Paragon Flow-Through Special Warrants shall be added to the central securities register of Paragon as the holders of the number of Paragon Common Shares issued to such holders;

(x) the Paragon Special Warrants issued pursuant to the Paragon Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into Paragon Common Shares and Paragon Warrants, on the basis of one Paragon Common Share and one Paragon Warrant for each Paragon Special Warrant exercised, and the names of the holders of the Paragon Special Warrants shall be added to the central securities register of Paragon as the holders of the number of Paragon Common Shares issued to such holders;

(y) The Africo Subscription Receipts issued pursuant to the CopperCo/Africo Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into CopperCo Common Shares and CopperCo Warrants, on the basis of one CopperCo Common Share and one-half of one CopperCo Warrant for each Africo Subscription Receipt exercised, and the names of the holders of the Africo Subscription Receipts shall be added to the central securities register of CopperCo as the holders of the number of CopperCo Common Shares issued to such holders;

(z) The Africo Compensation Option issued pursuant to the CopperCo/Africo Financing shall be automatically converted, through no further action on the part of the holder and for no additional consideration, into the CopperCo Broker Warrants;

(aa) Each holder of the Remaining Africo Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to CopperCo;

(bb) As consideration for the Remaining Africo Shares transferred to it, CopperCo will issue to the holders of such Remaining Africo Shares, CopperCo Common Shares on the basis of one CopperCo Common Share for every whole Remaining Africo

Shares held by a respective holder. The stated capital account maintained in respect of CopperCo Common Shares shall be increased to the maximum amount permitted under the ITA. In connection with such sale and transfer, each holder of Remaining Africo Shares so sold and transferred shall cease to be the holder of the Remaining Africo Shares so sold and transferred and become the holder of the number of CopperCo Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Africo Shares in respect of the Remaining Africo Shares so sold and transferred and shall be added to the central securities register of CopperCo as the holder of the number of CopperCo Common Shares so issued to such holder and CopperCo shall be and shall be deemed to be the transferee of the Remaining Africo Shares so transferred and the name of CopperCo shall be entered in the central securities register of Africo Shares so sold and transferred to CopperCo;

(cc) Each outstanding whole Africo Option will be exchanged for one whole CopperCo Option. The exercise price of each of the new CopperCo Options received on such exchange will be identical to the exercise price for the Africo Option which was exchanged for such CopperCo Option;

(dd) Each outstanding Africo Convertible Note will be exchanged for a CopperCo Convertible Note representing a principal amount which is equal to the principal amount set out in the Africo Convertible Note which is exchanged for such CopperCo Convertible Note;

(ee) The name of Africo will be changed to Africo Resources (B C.) Ltd.; and

(ff) The name of CopperCo will be changed to Africo Resources Ltd.

3.2 Treatment of Rubicon Warrants

After the Effective Date, each whole Rubicon Warrant outstanding on the Effective Date (as well as each whole Rubicon Warrant which is issuable on exercise of the Compensation Options) will entitle the holder thereof to receive, upon exercise on or after the Effective Date, from Rubicon pursuant to the Rubicon Commitment one New Rubicon Common Share, from Paragon pursuant to the Paragon Commitment one-sixth (1/6) of a Paragon Common Share and from CopperCo pursuant to the CopperCo Commitment a fraction of a CopperCo Common Share equal to the Rubicon-CopperCo Exchange Ratio at an aggregate exercise price equal to the exercise price provided for in the certificate representing such Rubicon Warrant, subject to the terms and conditions contained in such certificate. Holders of Rubicon Warrants will not be permitted to exercise Rubicon Warrants to purchase New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares separately from each other.

Rubicon, acting as agent for Paragon and CopperCo, will distribute the net proceeds from the exercise of any Rubicon Warrants after the Effective Date such that Rubicon will receive 51.2% of the net proceeds per New Rubicon Common Share issued, Paragon will receive 5.8% of the net proceeds per Paragon Common Share issued and CopperCo will receive, on behalf of

Rubicon, 43% of the net proceeds per CopperCo Common Share issued (following which CopperCo will remit any such amount received to Rubicon). For the purposes of this section 3.2, Rubicon will not acquire any beneficial ownership in the Paragon Common Shares or the CopperCo Common Shares issued upon the exercise of the Rubicon Warrants.

From the Effective Time, certificates representing Rubicon Warrants which were outstanding on the Effective Date will represent rights to purchase the same number of New Rubicon Common Shares as represented by the certificate, a number of Paragon Common Shares which is one - sixth of the number represented by the certificate and a number of CopperCo Common Shares which is equal to the number represented by the certificate multiplied by the Rubicon-CopperCo Exchange Ratio. Rubicon, Paragon and CopperCo will not issue new warrant certificates representing such rights.

3.3 Treatment of Rubicon Options

The exercise price (the "**Adjusted Exercise Price**") of each of the New Rubicon Options, the Paragon Options and the CopperCo Options issued under the exchange at step 3.1(f) above will be determined in accordance with the following formula and rounded up to the nearest whole cent:

$$\text{Adjusted Exercise Price} = \text{Trading Price} \times \frac{\text{Original Exercise Price}}{\text{Aggregate Exchange Trading Price}}$$

With respect to any such CopperCo Options, the funds representing the exercise price shall be delivered to CopperCo, which in turn shall remit such funds to Rubicon. It shall be a condition of issuance of any such Paragon Options and CopperCo Options that, to the extent that the holder is not an employee, consultant, director or senior officer of Paragon or CopperCo, as the case may be, such options shall expire on termination of the holder's position as an employee, consultant, director or senior officer of Rubicon, according to the terms of the grant of such holder's Rubicon Options which existed prior to the Effective Date.

3.4 Unexercised Warrants and Options

Any Rubicon Warrants referred to in section 3.2 and any New Rubicon Options, Paragon Options or CopperCo Options referred to in section 3.3 which expire according to their terms without being exercised by the holders shall be exercisable by Rubicon, at Rubicon's election, for a period of 30 days following the relevant expiry date. If Rubicon exercises any such Rubicon Warrants, New Rubicon Options, Paragon Options or CopperCo Options during such 30-day period, the consideration paid by Rubicon on exercise shall be delivered, received and remitted, as the case may be, as set out in sections 3.2 and 3.3, *mutatis mutandis*.

3.5 Fees, Etc.

Rubicon agrees to pay any reasonable fee (including the fees of CopperCo's Registrar and Transfer Agent) in connection with the issuance of CopperCo Common Shares pursuant to the

exercise of the Rubicon Warrants or Rubicon Options, as the case may be, pursuant to sections 3.2 and 3.3 above.

3.6 Deemed Fully Paid and Non-Assessable Shares

All New Rubicon Common Shares, Rubicon Class A Shares, Rubicon Series 1 Special Shares, Rubicon Series 2 Special Shares, Paragon Common Shares and CopperCo Common Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA or the CBCA, as the case may be.

3.7 Arrangement Effectiveness

On the Effective Date, the Arrangement shall become finally and conclusively binding on the Shareholders and each of Rubicon, Paragon and CopperCo.

3.8 Supplementary Actions

Notwithstanding that the transaction and events set out in section 3.1 shall occur and shall be deemed to occur in the order therein set out without any act or formality, each of Rubicon, Paragon and CopperCo shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further document or evidence any of the transactions or events set out in section 3.1, including without limitation, any resolutions of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefore, any promissory notes and receipts therefore and any necessary additions to or deletions from share registers.

3.9 Share Distribution Record Date

In subsections 3.1(e), (j) and (k) above, the references to Rubicon Shareholders (including references to holders of Rubicon Series 1 and Series 2 Special Shares) shall mean the Rubicon Shareholders on the Share Distribution Record Date, subject to the provisions of Article 5.

3.10 Deemed Time for Redemption

In addition to the chronological order in which the transactions and events set out in section 3.1 shall occur and shall be deemed to occur, the time on the Effective Date for the redemption of the Rubicon Series 1 and 2 Special Shares set out in subsections 3.1(a), (n) and (o) shall occur and shall be deemed to occur immediately after the listing of the Rubicon Series 1 and 2 Special Shares on the TSX or the TSX-V, as the case may be, on the Effective Date.

3.11 Section 85 Elections

The parties shall make, and do all such further acts and things to assist in making, elections under section 85 of the ITA in connection with the transfers of the Paragon Transferred Assets and the CopperCo Transferred Assets described in subsections 3.1(l) and (m) respectively. In addition, CopperCo will offer to holders of the Remaining Africo Shares the option of making elections

under section 85 of the ITA in connection with the transfer of the Remaining Africo Shares to CopperCo in return for CopperCo Common Shares as described in sections 3.1(aa) and (bb). On acceptance of CopperCo's offer by a particular Remaining Africo Shareholder, CopperCo will do all such further acts and things to make, and assist in making, the election under section 85 of the ITA.

ARTICLE 4 - CERTIFICATES AND DOCUMENTATION

4.1 Rubicon Common Share Certificates

From and after the Effective Time, share certificates representing Rubicon Common Shares shall for all purposes be deemed to be share certificates representing New Rubicon Common Shares, and no new share certificates shall be issued with respect to the New Rubicon Common Shares issued in connection with the Arrangement.

4.2 Rubicon Special Share Certificates

Recognizing that all of the Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares issued to the Shareholders will immediately be transferred to Paragon and CopperCo in exchange for Paragon and CopperCo Common Shares, Rubicon will not issue certificates representing the Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares.

4.3 Paragon and CopperCo Preferred Share Certificates

Recognizing that all of the Paragon and CopperCo Preferred Shares issued to Rubicon will immediately be repurchased for cancellation, each of Paragon and CopperCo will not issue certificates representing their respective Paragon and CopperCo Preferred Shares.

4.4 Paragon and CopperCo Common Share Certificates

As soon as practicable after the Effective Time, Paragon and CopperCo shall cause to be issued to the registered holders of Paragon and CopperCo Common Shares at the close of business on the Share Distribution Record Date, share certificates representing in the aggregate number of the Paragon and CopperCo Common Shares to which such holders are entitled as at the Share Distribution Record Date and shall cause such certificates to be delivered or mailed to such holder in accordance with the terms hereof.

4.5 Fractional Shares, Warrants and Options

No fractional Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares will be issued and the number of Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares to which each Shareholder will be entitled shall be rounded down to the next whole number. No fractional shares warrants or options, including shares issuable or transferable upon the exercise of any Rubicon Warrants or Options after the Effective Date, will be issued, and no cash will be paid in lieu thereof, by Rubicon, Paragon or CopperCo Any fractions resulting (including, but not limited to, fractions resulting after the application of the Rubicon-CopperCo Exchange Ratio) will be rounded down to the nearest whole number. No subscription for a fraction of a Paragon

or CopperCo Common Share will be accepted with respect to the exercise of Rubicon Warrants and Rubicon Options as set out in paragraph 3.2 and 3.3, respectively above.

4.6 Interim Period

From the Share Distribution Record Date to the Effective Date, share certificates representing Rubicon Common Shares issued and outstanding on the Share Distribution Record Date and not subject to Article 5 hereof, shall also be deemed for all purposes to represent New Rubicon Shares, Paragon Common Shares and CopperCo Common Shares issued in connection with the Arrangement.

ARTICLE 5 - RIGHTS OF DISSENT AND APPRAISAL FOR RUBICON SHAREHOLDERS

5.1 Rubicon Dissent Right

Notwithstanding section 3.1 hereof, Rubicon Shareholders may exercise rights of dissent (the "Rubicon Dissent Right") in connection with the Arrangement pursuant to the Interim Order and this Article 5.

5.2 Rubicon Notice of Dissent

A Shareholder who wishes to exercise a Rubicon Dissent Right must give written notice of dissent ("Notice of Dissent") to Rubicon by depositing such Notice of Dissent with Rubicon, or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, marked to the attention of the President, not later than 2:00 p.m. (local time) on August 3, 2006. A Rubicon Shareholder who has given a Notice of Dissent in accordance with this section 5.2 is herein referred to as a "Rubicon Dissenting Shareholder". A Rubicon Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Rubicon Shareholder, if the Rubicon Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Rubicon Shareholder's name and on whose behalf the Rubicon Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b) set out the number of Rubicon Common Shares in respect of which the Rubicon Shareholder is exercising the Rubicon Dissent Right (the "Notice Shares"), which number cannot be less than all of the Rubicon Common Shares held by the beneficial holder on whose behalf the Rubicon Dissent Right is being exercised;

(c) if the Notice Shares constitute all of the shares of which the Rubicon Dissenting Shareholder is both the registered owner and beneficial owner and the Rubicon Dissenting Shareholder owns no other shares of Rubicon as beneficial owner, a statement to that effect;

(d) if the Notice Shares constitute all of the shares of which the Rubicon Dissenting Shareholder is both the registered and beneficial owner but the Rubicon Dissenting Shareholder owns other shares of Rubicon as beneficial owner, a statement to that effect, and

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e) if dissent is being exercised by the Rubicon Dissenting Shareholder on behalf of a beneficial owner who is not the Rubicon Dissenting Shareholder, a statement to that effect, and

(i) the name and address of the beneficial owner, and

(ii) a statement that the Rubicon Dissenting Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Rubicon Dissenting Shareholder's name.

5.3 Right of Dissenting Shareholder

The giving of a Notice of Dissent does not deprive a Rubicon Shareholder of his or her right to vote at the Rubicon Meeting on the Special Resolution approving the Arrangement. A vote against the Special Resolution or the execution or exercise of a proxy with instructions to vote against the Special Resolution does not constitute a Notice of Dissent.

5.4 When Rubicon Dissent Right Not Available

A Rubicon Shareholder is not entitled to exercise a Rubicon Dissent Right with respect to any Rubicon Common Shares if a Rubicon Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Special Resolution approving the Arrangement. However, a Rubicon Shareholder may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Rubicon Dissent Right in respect of the Rubicon Common Shares of which he or she is the registered holder.

5.5 Notice to Proceed

If Rubicon intends to act on the authority of the Special Resolution approving the Arrangement, it must send a notice (the "Notice to Proceed") to the Rubicon Dissenting Shareholder promptly after the later of:

(a) the date on which Rubicon forms the intention to proceed, and

(b) the date on which the Notice of Dissent was received.

If Rubicon has acted on the authority of that Special Resolution it must promptly send a Notice to Proceed to the Rubicon Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Rubicon intends to act or has acted on the authority of the Special Resolution and advise the Rubicon Dissenting Shareholder of the manner in which dissent is to be completed under section 5.7 hereof.

5.6 Entitlement to Payment of Fair Value

On receiving a Notice to Proceed in accordance with section 5.5 hereof, the Rubicon Dissenting Shareholder is entitled to require Rubicon to purchase all of the Rubicon Common Shares in respect of which the Notice of Dissent was given.

5.7 Demand for Payment of Fair Value

A Rubicon Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Rubicon Common Shares to Rubicon and must send to Rubicon within one month after the date of the Notice to Proceed:

(a) a written statement that the Rubicon Dissenting Shareholder requires Rubicon to purchase all of the Notice Shares;

(b) the certificates representing the Notice Shares, and

(c) if dissent is being exercised by the Rubicon Shareholder on behalf of a beneficial owner who is not the Rubicon Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Rubicon and if so, setting out:

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares, whereupon Rubicon is bound to purchase them in accordance with the Notice of Dissent.

5.8 Payment for Notice Shares

Rubicon and the Rubicon Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Rubicon must either promptly pay that amount to the Rubicon Dissenting Shareholder or send a notice to the Rubicon Dissenting Shareholder that Rubicon is unable lawfully to pay Rubicon Dissenting Shareholders for their share as Rubicon is insolvent or if the payment would render Rubicon insolvent.

5.9 Application to Court to Fix Payout Value

If Rubicon and the Rubicon Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Rubicon Dissenting Shareholder or Rubicon may apply to the court and the court may:

(a) determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b) join in the application each Rubicon Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Rubicon Dissenting Shareholder or send a notice to the Rubicon Dissenting Shareholder that Rubicon is unable lawfully to pay Rubicon Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent If the Rubicon Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Rubicon Dissenting Shareholders for their shares the Rubicon Dissenting Shareholder may within 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Rubicon Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.

5.10 Deemed Notice

Any notice required to be given by Rubicon or a Rubicon Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

5.11 Consequences of Exercising Rubicon Dissent Rights

A Rubicon Shareholder who:

(a) properly exercises the Rubicon Dissent Right by complying with all of the procedures (the "Dissent Procedures") required to be complied with by a Rubicon Dissenting Shareholder, will:

(i) be bound by the provisions of this Article 5;

(ii) be deemed not to have participated in the Arrangement; and

(iii) cease to have any rights as a Shareholder other than the right to be paid the payout value of the Notice Shares by Rubicon in accordance with the Dissent Procedures and is deemed to have disposed of his shares immediately prior to the Effective Date; or

(b) seeks to exercise the Rubicon Dissent Right, but:

(i) who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by a Rubicon Dissenting Shareholder, or

(ii) subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares based upon the number of Rubicon Common Shares of which such Dissenting Shareholder is the registered holder. Rubicon may in its sole discretion waive any non-compliance by a shareholder with any of the provisions of this Article 5 in order to give effect to a shareholder's Rubicon Dissent Rights.

5.12 Abandonment of Dissent

A Rubicon Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of Rubicon A Rubicon Dissenting Shareholder may, with the written consent of Rubicon, at any time prior to the payment to the Rubicon Dissenting Shareholder of the full amount of money to which the Rubicon Dissenting shareholder is entitled under this Article 5, abandon such Rubicon Dissenting Shareholder's dissent to the Arrangement by giving written notice to Rubicon withdrawing the Notice of Dissent by depositing such notice with Rubicon or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 Pender Street, Vancouver, British Columbia, V6C 2V6, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive such number of New Rubicon, Paragon and CopperCo Common Shares to which he or she is entitled.

5.13 Reservation of New Rubicon, Paragon and CopperCo Common Shares

If a Rubicon Shareholder exercises the Rubicon Dissent Right, Rubicon shall on the Effective Date set aside and not distribute that portion of the New Rubicon, Paragon and CopperCo Common Shares which is attributable to the Rubicon Common Shares for which Dissent Rights have been exercised. If a Rubicon Shareholder exercises the Rubicon Dissent Right, but, as set out in subsection 5.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Rubicon shall distribute to such Shareholder his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares. If a Rubicon Shareholder duly complies with the Dissent

Procedures as set out in subsection 5 11(a), then Rubicon shall retain the portion of the New Rubicon, Paragon and CopperCo Common Shares attributable to such Rubicon Shareholder (the "Non-Distributed New Rubicon, Paragon and CopperCo Shares"), and the Non-Distributed New Rubicon, Paragon and CopperCo Shares will be dealt with as determined by the Board of Directors of Rubicon in its discretion.

ARTICLE 6 - RIGHTS OF DISSENT AND APPRAISAL FOR AFRICO SHAREHOLDERS

6.1 Africo Dissent Right

Notwithstanding section 3.1 hereof, Africo Shareholders may exercise rights of dissent (the "Africo Dissent Right") in connection with the Arrangement pursuant to the Interim Order and this Article 6.

6.2 Africo Notice of Dissent

A Shareholder who wishes to exercise an Africo Dissent Right must give written notice of dissent ("Notice of Dissent") to Africo by depositing such Notice of Dissent with Africo, or mailing it to Africo by registered mail, at its registered office at 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, marked to the attention of the President, not later than 5:00 p.m. (local time), August 8, 2006. An Africo Shareholder who has given a Notice of Dissent in accordance with this section 6.2 is herein referred to as an "Africo Dissenting Shareholder". An Africo Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Africo Shareholder, if the Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Africo Shareholder's name and on whose behalf the Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b) set out the number of Africo Common Shares in respect of which the Africo Shareholder is exercising the Africo Dissent Right (the "Notice Shares"), which number cannot be less than all of the Africo Common Shares held by the beneficial holder on whose behalf the Africo Dissent Right is being exercised;

(c) if the Notice Shares constitute all of the shares of which the Africo Dissenting Shareholder is both the registered owner and beneficial owner and the Africo Dissenting Shareholder owns no other shares of Rubicon as beneficial owner, a statement to that effect;

(d) if the Notice Shares constitute all of the shares of which the Africo Dissenting Shareholder is both the registered and beneficial owner but the Africo Dissenting Shareholder owns other shares of Rubicon as beneficial owner, a statement to that effect, and

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e) if dissent is being exercised by the Africo Dissenting Shareholder on behalf of a beneficial owner who is not the Africo Dissenting Shareholder, a statement to that effect, and

(i) the name and address of the beneficial owner, and

(ii) a statement that the Dissenting Africo Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Dissenting Africo Shareholder's name.

6.3 Right of Dissenting Shareholder

The giving of a Notice of Dissent does not deprive an Africo Shareholder of his or her right to vote at the Africo Meeting on the Special Resolution approving the Arrangement. A vote against the Special Resolution or the execution or exercise of a proxy with instructions to vote against the Special Resolution does not constitute a Notice of Dissent.

6.4 When Africo Dissent Right Not Available

An Africo Shareholder is not entitled to exercise an Africo Dissent Right with respect to any Africo Common Shares if an Africo Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Special Resolution approving the Arrangement. However, an Africo Shareholder may vote as a proxy for an Africo Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Africo Dissent Right in respect of the Africo Common Shares of which he or she is the registered holder.

6.5 Notice to Proceed

If Africo intends to act on the authority of the Special Resolution approving the Arrangement, it must send a notice (the "Notice to Proceed") to the Africo Dissenting Shareholder promptly after the later of:

(a) the date on which Africo forms the intention to proceed, and

(b) the date on which the Notice of Dissent was received.

If Africo has acted on the authority of that Special Resolution it must promptly send a Notice to Proceed to the Africo Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Africo intends to act or has acted on the authority

of the Special Resolution and advise the Dissenting Shareholder of the manner in which dissent is to be completed under section 6.7 hereof.

6.6 Entitlement to Payment of Fair Value

On receiving a Notice to Proceed in accordance with section 6.5 hereof, the Africo Dissenting Shareholder is entitled to require Africo to purchase all of the Africo Common Shares in respect of which the Notice of Dissent was given.

6.7 Demand for Payment of Fair Value

An Africo Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Africo Common Shares to Africo and must send to Africo within one month after the date of the Notice to Proceed:

(a) a written statement that the Africo Dissenting Shareholder requires Africo to purchase all of the Notice Shares;

(b) the certificates representing the Notice Shares, and

(c) if dissent is being exercised by the Africo Shareholder on behalf of a beneficial owner who is not the Africo Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Africo and if so, setting out:

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares, whereupon Africo is bound to purchase them in accordance with the Notice of Dissent.

6.8 Payment for Notice Shares

Africo and the Africo Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Africo must either promptly pay that amount to the Africo Dissenting Shareholder or send a notice to the Africo Dissenting Shareholder that Africo is unable lawfully to pay Africo Dissenting Shareholders for their share as Africo is insolvent or if the payment would render Africo insolvent

6.9 Application to Court to Fix Payout Value

If Africo and the Africo Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Africo Dissenting Shareholder or Africo may apply to the court and the court may:

(a) determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b) join in the application each Africo Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Africo Dissenting Shareholder or send a notice to the Africo Dissenting Shareholder that Rubicon is unable lawfully to pay Africo Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent. If the Africo Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Africo Dissenting Shareholders for their shares the Africo Dissenting Shareholder may within 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders

6.10 Deemed Notice

Any notice required to be given by Rubicon or an Africo Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

6.11 Consequences of Exercising Africo Dissent Rights

An Africo Shareholder who:

(a) properly exercises the Africo Dissent Right by complying with all of the procedures (the "Dissent Procedures") required to be complied with by an Africo Dissenting Shareholder, will:

(i) be bound by the provisions of this Article 6;

(ii) be deemed not to have participated in the Arrangement; and

(iii) cease to have any rights as a Shareholder other than the right to be paid the payout value of the Notice Shares by Africo in accordance with the Dissent Procedures and is deemed to have disposed of his shares immediately prior to the Effective Date; or

(b) seeks to exercise the Africo Dissent Right, but:

(i) who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by an Africo Dissenting Shareholder, or

(ii) subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the CopperCo Common Shares based upon the number of Africo Common Shares of which such Dissenting Shareholder is the registered holder. Africo may in its sole discretion waive any non-compliance by a shareholder with any of the provisions of this Article 6 in order to give effect to a shareholder's Africo Dissent Rights.

6.12 Abandonment of Dissent

An Africo Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of Africo. An Africo Dissenting Shareholder may, with the written consent of Africo, at any time prior to the payment to the Africo Dissenting Shareholder of the full amount of money to which the Dissenting shareholder is entitled under this Article 6, abandon such Africo Dissenting Shareholder's dissent to the Arrangement by giving written notice to Africo withdrawing the Notice of Dissent by depositing such notice with Africo or mailing it to Africo by registered mail, at its registered office at 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting shareholder and will receive such number of CopperCo Common Shares to which he or she is entitled.

6.13 Reservation of CopperCo Common Shares

If an Africo Shareholder exercises the Dissent Right, Africo shall on the Effective Date set aside and not distribute that portion of the CopperCo Common Shares which is attributable to the Africo Common Shares for which Dissent Rights have been exercised. If an Africo Shareholder exercises the Dissent Right, but, as set out in subsection 6.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Africo shall distribute to such Africo Shareholder his or her pro rata portion of the CopperCo Common Shares If an Africo Shareholder duly complies with the Dissent Procedures as set out in subsection 6.11(a), then Africo shall retain the portion of the CopperCo Common Shares attributable to such Africo Shareholder (the "Non-Distributed CopperCo Shares"), and the Non-Distributed CopperCo Shares will be dealt with as determined by the Board of Directors of Africo in its discretion.

SCHEDULE A
TO PLAN OF ARRANGEMENT BEING APPENDIX I
TO THE ARRANGEMENT AGREEMENT

MADE AS OF THE 6th DAY OF JULY, 2006, AMENDED AND RESTATED AS OF THE 8TH DAY OF AUGUST, 2006 AND FURTHER AMENDED AND RESTATED AS OF THE 29TH DAY OF SEPTEMBER, 2006 AND THE 22ND DAY OF NOVEMBER, 2006
AMONG
RUBICON MINERALS CORPORATION,
PARAGON MINERALS CORPORATION,
COPPERCO RESOURCE CORP.
AND AFRICO RESOURCES LTD.
(Paragraph 3.1 (a) Plan of Arrangement)

ARTICLE 26 - SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE NEW RUBICON COMMON SHARES, RUBICON CLASS A COMMON SHARES, SERIES 1 SPECIAL SHARES AND SERIES 2 SPECIAL SHARES

26.1 Special Rights and Restrictions Attaching to the Common Shares

The common shares (the "Common Shares") shall have attached thereto the following special rights and restrictions:

26.1.1 Voting

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.1.2 Dividends

Subject to the prior rights of the holders of any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of moneys property applicable to the payment of dividends, in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

26.1.3 Liquidation, Dissolution or Winding-Up

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

26.2 Special Rights and Restrictions Attaching to the Class A Common Shares

The class A common shares (the "Class A Shares") shall have attached thereto the following special rights and restrictions:

26.2.1 Voting

The holders of the Class A Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Class A Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series

26.2.2 Dividends

Subject to the prior rights of any other shares ranking senior to the Class A Shares with respect to priority in the payment of dividends, the holders of Class A Shares shall before dividends are paid on the Common Shares be entitled to receive dividends in the aggregate amount of one hundred dollars ($100 00) and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of monies property applicable to the payment of dividends, and after such dividends have been paid, the holders of the Class A Shares shall be entitled to receive dividends in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Class A Shares shall be declared and paid in equal amounts per share on all Class A Shares at the time outstanding.

26.2.3 Liquidation, Dissolution or Winding-Up

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of any other shares ranking senior to the Class A Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Class A Shares shall be entitled to receive the remaining property and assets of the Company

26.3 Special Rights and Restrictions Attaching to the Series 1 Special Shares

The series 1 special shares (the "Series 1 Special Shares") with a par value equal to the net book value of certain assets transferred by the Company to Paragon Minerals Corporation shall have attached thereto the following special rights and restrictions:

26.3.1 Voting

The holders of Series 1 Special Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Series 1 Special Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.3.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Series 1 Special Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors, and to receive on an equal basis share for share with the holders of the Common Shares and the Series 2 Special Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Series 1 Special Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Series 1 Special Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Series 1 Special Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

26.3.3 Redemption

(a) The Company may, subject to the requirements of the *Business Corporations Act* (British Columbia), upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Series 1 Special Shares by payment in cash, promissory note or

property of $0.09373715 for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the assets to be transferred by the Company to Paragon Minerals Corporation under the Plan of Arrangement divided by the number of Series 1 Special Shares issued by the Company under the Plan of Arrangement; plus

(ii) all declared and unpaid non-cumulative cash dividends thereon.

(b) In the case of redemption of Series 1 Special Shares under the provisions of sub-clause 26.3.3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Series 1 Special Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Series 1 Special Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series 1 Special Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Series 1 Special Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Series 1 Special Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Series 1 Special Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Series 1 Special Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada or by promissory note. If less than all of the Series 1 Special Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Series 1 Special Shares represented by the original certificate which are not redeemed From and after the date specified for redemption in any such notice the holders of the Series 1 Special Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected. The Company shall

have the right at any time after the mailing of notice of its intention to redeem any Series 1 Special Shares to deposit the Redemption Amount of the shares, either in cash or promissory note, so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series 1 Special Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 1 Special Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Series 1 Special Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

26.3.4 Retraction

Any holder of Series 1 Special Shares shall be entitled to require the Company to redeem, subject to the requirements of the *Business Corporations Act* (British Columbia), at any time or times all or any of the Series 1 Special Shares registered in the name of such holder on the books of the Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Series 1 Special Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Series 1 Special Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder desires to have the Company redeem such Series 1 Special Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the Series 1 Special Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Series 1 Special Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a promissory note or a cheque payable at par at any branch of the Company's bankers for the time being in Canada. If less than all of the Series 1 Special Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Series 1 Special Shares represented by the original certificate or certificates which are not redeemed The said Series 1 Special Shares shall be

redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 1 Special Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Series 1 Special Shares shall remain unaffected.

26.3.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Series 1 Special Shares shall rank *pari passu* with the Series 2 Special Shares and Common Shares of the Company

26.3.6 Amount Specified

For the purposes of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Series 1 Special Share is $0.09373715.

26.4 Special Rights and Restrictions Attaching to the Series 2 Special Shares

The series 2 special shares (the "Series 2 Special Shares") with a par value equal to the net book value of certain assets transferred by the Company to CopperCo Resource Corp. shall have attached thereto the following special rights and restrictions:

26.4.1 Voting

The holders of Series 2 Special Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Series 2 Special Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.4.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Series 2 Special Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors, and to receive on an equal basis share for share with the holders of the Common Shares and the Series 1 Special Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Series 2 Special Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Series 2 Special Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not)

value the Series 2 Special Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

26.4.3 **Redemption**

(a) The Company may, subject to the requirements of the *Business Corporations Act* (British Columbia), upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Series 2 Special Shares by payment in cash, promissory note or property of $0.40343956 for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the assets to be transferred by the Company to CopperCo Resource Corp. under the Plan of Arrangement divided by the number of Series 2 Special Shares issued by the Company under the Plan of Arrangement; plus

(ii) all declared and unpaid non-cumulative cash dividends thereon.

(b) In the case of redemption of Series 2 Special Shares under the provisions of sub-clause 26.4.3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Series 2 Special Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Series 2 Special Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series 2 Special Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Series 2 Special Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Series 2 Special

Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Series 2 Special Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Series 2 Special Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada or by promissory note. If less than all of the Series 2 Special Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Series 2 Special Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption in any such notice the holders of the Series 2 Special Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected. The Company shall have the right at any time after the mailing of notice of its intention to redeem any Series 2 Special Shares to deposit the Redemption Amount of the shares, either in cash or promissory note, so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series 2 Special Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 2 Special Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Series 2 Special Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

26.4.4 Retraction

Any holder of Series 2 Special Shares shall be entitled to require the Company to redeem, subject to the requirements of the *Business Corporations Act* (British Columbia), at any time or times all or any of the Series 2 Special Shares registered in the name of such holder on the books of the

Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Series 2 Special Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Series 2 Special Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder desires to have the Company redeem such Series 2 Special Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the Series 2 Special Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Series 2 Special Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a promissory note or a cheque payable at par at any branch of the Company's bankers for the time being in Canada. If less than all of the Series 2 Special Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Series 2 Special Shares represented by the original certificate or certificates which are not redeemed. The said Series 2 Special Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 2 Special Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Series 2 Special Shares shall remain unaffected.

26.4.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Series 2 Special Shares shall rank *pari passu* with the Series 1 Special Shares and the Common Shares of the Company.

26.4.6 Amount Specified

For the purposes of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Series 2 Special Share is $0.40343956.

SCHEDULE B TO PLAN OF ARRANGEMENT BEING APPENDIX I TO THE ARRANGEMENT AGREEMENT MADE AS OF THE 6TH DAY OF JULY, 2006, AMENDED AND RESTATED AS OF THE 8TH DAY OF AUGUST, 2006 AND FURTHER AMENDED AND RESTATED AS OF THE 29TH DAY OF SEPTEMBER, 2006, AND THE 22ND DAY OF NOVEMBER, 2006 AMONG RUBICON MINERALS CORPORATION, PARAGON MINERALS CORPORATION, COPPERCO RESOURCE CORP. AND AFRICO RESOURCES LTD.
(Paragraphs 3.1 (c) and (d) of Plan of Arrangement)

PROVISIONS ATTACHING TO THE SPECIAL PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Special Preferred Shares are as follows:

1.1 Voting

The holders of the Special Preferred Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Special Preferred Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

1.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Special Preferred Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors and to receive on an equal basis share for share with the holders of the Common Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Special Preferred Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Special Preferred Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Special Preferred Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to *5%*, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

1.3 Redemption

(a) The Company may, subject to the requirements of the *Canada Business Corporations Act*, upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Special Preferred Shares by payment in cash, promissory note or property of [$0.30988404 in the case of CopperCo Resource Corp ; $0.072 in the case of Paragon Minerals Corporation] for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the property first received by the Company in consideration for issuing the Special Preferred Shares; plus

(ii) all declared and unpaid non-cumulative cash dividends thereon, divided by the number of Special Preferred Shares first issued for such property.

(b) In the case of redemption of Special Preferred Shares under the provisions of sub-clause 3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Special Preferred Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Special Preferred Shares to be redeemed a notice in writing of the intention of the Company to redeem such Special Preferred Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Special Preferred Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Special Preferred Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Special Preferred Shares to be redeemed the Redemption Amount thereof on

presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Special Preferred Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada. If less than all of the Special Preferred Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Special Preferred Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption in any such notice the holders of the Special Preferred Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected, the Company shall have the right at any time after the mailing of notice of its intention to redeem any Special Preferred Shares to deposit the Redemption Amount of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Special Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Special Preferred Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Special Preferred Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

1.4 Retraction

Any holder of Special Preferred Shares shall be entitled to require the Company to redeem, subject to the requirements of the *Canada Business Corporations Act*, at any time or times all or any of the Special Preferred Shares registered in the name of such holder on the books of the Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Special Preferred Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Special Preferred Shares represented by such certificate or certificates

redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder desires to have the Company redeem such Special Preferred Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the special Preferred Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Special Preferred Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a cheque payable at par at any branch of the Company's bankers for the time being in Canada. If less than all of the Special Preferred Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Special Preferred Shares represented by the original certificate or certificates which are not redeemed. The said Special Preferred Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Special Preferred Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Special Preferred Shares shall remain unaffected.

1.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Special Preferred Shares shall rank ahead of and in priority to the Common Shares of the Company.

1.6 Amount Specified

For the purpose of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Special Preferred Share is [$0.30988404 in the case of CopperCo Resource Corp.; $0.072 in the case of Paragon Minerals Corporation].



GOVERNMENT OF
NEWFOUNDLAND AND LABRADOR
Department of Government Services

THE CORPORATIONS ACT
FORM 5

CERTIFICATE OF AMENDMENT

(Section 451)

Corporation Name: **PARAGON MINERALS CORPORATION**
Corporation Number: **54360**
Date of Amendment: **January 9, 2007**

I certify, as per the attached Articles of Amendment, that the Articles of Incorporation for this Corporation have been amended under the Corporations Act of Newfoundland and Labrador.

REGISTRAR OF COMPANIES
For Province of Newfoundland and Labrador
January 15, 2007





PARAGON MINERALS CORPORATION

Financial Statements

From Incorporation on July 4, 2006 to September 30, 2006

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604.629.2489
E-mail: paragon@paragonminerals.com www.paragonminerals.com

PARAGON MINERALS CORPORATION

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and contain estimates based on management's judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Company's independent auditors, De Visser Gray, Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada, and their report follows.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

"*Michael Vande Guchte*"
Michael Vande Guchte
President

"*Robert Lewis*"
Robert Lewis
Chief Financial Officer

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Paragon Minerals Corporation

We have audited the balance sheet of Paragon Minerals Corporation as at September 30, 2006 and the statement of operations and deficit and cash flows for the period from incorporation on July 4, 2006 to September 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of materials misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2006 and the results of its operations and cash flows for the period from incorporation on July 4, 2006 to September 30, 2006 in accordance with generally accepted accounting principles in Canada.

"De Visser Gray"
CHARTERED ACCOUNTANTS

Vancouver, British Columbia
January 22, 2007.

PARAGON MINERALS CORPORATION

Balance Sheet

(Stated in Canadian Dollars)

	September 30 2006
Assets	
Current assets	
Cash and cash equivalents	$ 5,722
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	$ 130,000
Shareholders' deficiency	
Share capital (note 5)	-
Deficit	(124,278)
	(124,278)
	$ 5,722

See accompanying notes to the financial statements

Continuance of operations (note 1)
Subsequent events (Note 7)

Approved by the Board of Directors:

"Michael Vande Guchte"	*"David Adamson"*
Michael Vande Guchte Director	David Adamson Director

PARAGON MINERALS CORPORATION

Statement of Operations and Deficit

(Stated in Canadian Dollars)

	For the Period from Incorporation on July 4 to September 30 2006
Expenses	
Office & miscellaneous	$ 105
Organization costs	125,000
Professional fees	5,000
Loss before other items	(130,105)
Foreign exchange gain	4,787
Interest income	1,040
Net loss for the period	(124,278)
Deficit, beginning of the period	-
Deficit, end of the period	$ (124,278)

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Cash Flows

(Stated in Canadian Dollars)

	For the Period from Incorporation on July 4 to September 30
	2006
Cash Provided by (Used for):	
Operating Activities	
Loss for the period	$ (124,278)
Changes in non-cash working capital components:	
Accounts payable and accrued liabilities	130,000
Net cash provided during the period	5,722
Cash and cash equivalents, beginning of the period	-
Cash and cash equivalents, end of the period	$ 5,722

See accompanying notes to the financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in Canada under the Canada Business Corporations Act on July 4, 2006 with no issued share capital and is in the business of acquiring and exploring mineral property interests in Canada. The Company was incorporated to be the recipient of the Newfoundland portfolio of mineral exploration properties previously owned by Rubicon Minerals Corporation ("Rubicon") as part of Rubicon's re-organization under a Plan of Arrangement. The Plan of Arrangement became effective on December 8, 2006.

At the date of these financial statements, the Company had not commenced any mineral exploration operations, nor had it taken ownership of the Rubicon Newfoundland mineral properties, none of which included a known body of commercial grade ore. The ability of the Company to recover the costs it has incurred to the date of issue of these statements, on these properties, is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the development stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $124,278 at September 30, 2006. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

Refer to note 7.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Summarized below are those policies considered particularly significant to the Company.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

Mineral Property Costs

The Company records its interest in mineral properties at cost. Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company's management reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.

Financial Instruments and Financial Risk

The Company's financial instruments consists of cash, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares or the date of share issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants ("CICA") in connection with accounting for stock option-based compensation. The standard requires that all stock option-based awards made to consultants and employees be recognized in these financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital and the related contributed surplus, originally recognized when the options were granted, is transferred to share capital.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes

The Company accounts for the tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

Flow-through Shares

The Company has adopted the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders' equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures

3. MINERAL PROPERTY COSTS

NEWFOUNDLAND

South Tally Pond Property

During the period ended September 30, 2006, the Company signed an option to acquire a 100% interest in 249 claims located in Newfoundland. In order for the Company to acquire the interest in the property it must:

Issue 250,000 shares on the option effective date (issued subsequently);
Issue 250,000 shares on the 1st anniversary thereafter;
Issue 500,000 shares on the earlier of the 8th anniversary of the option effective date or the completion of a bankable feasibility study;
Fund certain exploration expenditures of $30,951 incurred by the optionor, prior to the option effective date (paid subsequently).

The property is subject to a 2% NSR royalty.

(Stated in Canadian Dollars)

4. RELATED PARTY TRANSACTIONS

As at September 30, 2006, the Company owes Rubicon Minerals Corporation ("Rubicon"), a company with directors in common, $125,000 for its share of the cash incurred on the Rubicon Plan of Arrangement. These amounts are included in accounts payable and accrued liabilities and represent the unpaid portion of the cost as of the respective date. All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

5. SHARE CAPITAL

The authorized share capital consists of an unlimited number of common shares without par value of which none were issued on incorporation and none were issued or outstanding at September 30, 2006.

Refer to note 6 for shares, options and warrant obligations issued and outstanding upon completion of the Plan of Arrangement, subsequent to September 30, 2006.

During the period, the Company adopted an incentive stock option plan authorizing the issue of up to 20% of the amount of shares issued as at the initial listing date on the TSX Venture Exchange (subsequently determined to be 4,014,584 options). Under the plan, options may only be issued to directors, officers, employees and consultants of the Company and must be subject to a vesting period as required under TSX Venture Exchange policies. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the fair market value of the Company's shares on the date of the grant.

6. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2006
	$
Net loss for the year	(124,278)
Expected income recovery	(42,379)
Unrecognized benefit of current non-capital loss	42,379
Total income taxes	-

The significant components of the Company's future income tax assets are as follows:

	2006
	$
Future income tax assets:	
Non-capital loss carryforwards	42,379
	42,379
Valuation allowance	(42,379)
Net future tax assets	-

(Stated in Canadian Dollars)

6. INCOME TAXES *(continued)*

The Company has non-capital losses of approximately $124,000, which are available to reduce future taxable income in Canada and which expire in 2026. The Company has not recognized any future benefit for these tax losses and resource deductions, as it is not considered likely that they will be utilized.

7. SUBSEQUENT EVENTS

(a) Rubicon Plan of Arrangement

On December 8, 2006 Rubicon completed a re-organization by statutory Plan of Arrangement that resulted in the following transactions with Paragon Minerals Corporation

(i) Rubicon transferred all of its interests and rights in regard to its portfolio of mineral properties in Newfoundland and Labrador to the Company.

(ii) Rubicon transferred all of its interests in the office equipment located in Newfoundland.

(iii) The Company issued 12,801,754 shares to all holders of Rubicon shares at the exchange ratio of 1 Paragon share for every 6 Rubicon shares held.

(iv) The Company granted 633,111 stock options to the holders of Rubicon stock options at the exercise price of $0.38 to $0.96 as required by the Plan of Arrangement.

(v) The Company accepted the obligation to issue a total of up to 525,453 shares upon the future exercise of Rubicon warrants outstanding at the completion of the Plan of Arrangement. The Company will receive $0.24 to $0.48 per Paragon share issued as stipulated by the Plan of Arrangement.

(b) The Company completed a private placement financing for 3,179,000 non-flow-through units at $0.50 per unit and 4,092,168 flow-through shares at $0.60 per share for aggregate proceeds of $4,044,800. Each non-flow-through unit consists of one common share and one warrant. Each warrant entitles the holder to purchase an additional common share for an exercise price of $1.00 for a period of two years.

(c) The Company issued 400,000 common shares pursuant to mineral property agreements.

(d) The Company issued 1,250 common shares at $0.56 per share for stock options exercised.



PARAGON MINERALS CORPORATION

Management's Discussion & Analysis

For the period July 4, 2006 (Date of Incorporation) to September 30, 2006

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

Introduction

The following Management's Discussion and Analysis of the financial position and operations of Paragon Minerals Corporation ("Paragon" or the "Company"), prepared as of January 26, 2007, should be read in conjunction with the audited financial statements for the period from July 4, 2006 (the "Date of Incorporation") to September 30, 2006 (financial year end). Paragon became a reporting issuer on December 8, 2006 and has no prior periods to report.

Paragon is a Canadian-based junior exploration company engaged in the acquisition, exploration and development of gold and base metal projects, specifically within the Province of Newfoundland and Labrador. The Company has a significant portfolio of exploration properties in Newfoundland, which it is exploring through a combination of partner funded exploration and Company funded exploration. The Company is listed on the TSX Venture Exchange under the symbol "PGR".

General

Paragon was incorporated as "Paragon Minerals Corporation" under the Canadian Business Corporations Act ("CBCA") on July 4, 2006. Paragon's head office and principal business address is Suite 1540 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 and it's registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2V6

On July 6, 2006, the Company entered into an Arrangement Agreement with Rubicon Minerals Corporation ("Rubicon"), CopperCo Resources Corp ("CopperCo") and Africo Resources Ltd ("Africo") in order to implement a statutory procedure known as a Plan of Arrangement (the "Arrangement") pursuant to Section 288 of the Business Corporations Act (British Columbia).

Under the terms of the Arrangement, Rubicon would transfer to Paragon its base and precious metal exploration properties in the Province of Newfoundland and Labrador and the Territory of Nunavut in exchange for shares that would be distributed to the Rubicon shareholders in accordance with the terms of the Arrangement. Rubicon Shareholders unanimously approved the Arrangement on August 8, 2006, at the Rubicon Annual and Special General Meeting.

On November 29, 2006 the Arrangement was approved by the Supreme Court of British Columbia and became effective on December 8, 2006.

On December 8, 2006, Paragon entered into an Asset Transfer and Assignment Agreement whereby Rubicon agreed and has transferred certain mineral property agreements, mineral property interests and certain other related assets (the "Paragon Transferred Assets"), and Paragon has agreed to acquire and assume Rubicon's interest in the Paragon Transferred Assets.

Paragon received a conditional listing approval from the TSX Venture Exchange ("TSX-V") on December 7, 2006 and final approval on December 15, 2006. Paragon began trading on the TSX-V under the symbol "PGR" on December 15, 2006.

For additional details on the Arrangement, please refer to the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com

Significant Events, Transactions and Activities on Mineral properties.

On August 8, 2006 the Company entered into a financing agreement with Rubicon and Altius Resource Inc ("Altius") whereby Altius would participate in the Company's non-brokered private placement. The financing agreement was subject to the Arrangement completing.

On September 1, 2006 the Company entered into an option agreement with Altius to acquire a 100% interest in 2 mineral licenses called the South Tally Pond Property (the "Property") and located in central

Newfoundland. The option agreement became effective on December 15, 2006 after completion of the Arrangement.

On September 8, 2006, the Company closed its non-brokered private placement, raising total gross proceeds of $4,044,800 through the sale of 4,092,168 Paragon flow-through units at a price of $0.60 per unit and 3,179,000 Paragon non flow-through units at a price of $0.50 per unit. Under the terms of the financing agreement, each Paragon Flow-Through unit would automatically convert into one flow-through Paragon common share; and each Paragon non flow-through unit would automatically convert into one non flow-through Paragon common share and one non flow-through Paragon share purchase warrant, where one whole non flow-through Paragon share purchase warrant entitles the holder to purchase one additional non flow-through Paragon common share at a price of $1.00 for a term of two years. All subscription funds were held in escrow by Computershare Company of Canada pending the completion of the Arrangement.

Altius placed a total of $1.9 million into the non-brokered private placement making Altius the largest shareholder in the Company.

Pursuant to the Arrangement Agreement, the following gold and base metal mineral properties were transferred to the Company on December 8, 2006. All properties are in Newfoundland, except as indicated.

<u>Gold Properties</u>

1. JBP Linear property (Principal Property) – the Company holds a 100% interest
2. Glenwood property – the Company holds a 100% interest
3. Jonathans Pond property – the Company holds a 100% interest
4. Wings Point property – the company holds a 100% interest
5. Appleton Linear property – the Company holds the option to earn 100% interest in 4 properties (Golden Bullet property, Appleton property, Bowater property, Linear property)
6. Mt. Peyton Linear property – the Company holds a 100% interest
7. TCH property – the Company holds a 100% interest
8. Huxter Lane property – the Company holds a 100% interest, optioned to Meridian Gold Inc who can earn up to 70% interest.
9. Golden Promise property (Principal Property) – the Company holds a 100% interest, optioned to Crosshair Exploration & Mining to earn 60% interest.
10. South Golden Promise property - the Company holds a 100% interest, optioned to Crosshair Exploration & Mining to earn 60% interest.
11. Barren Lake property – the Company holds a 100% interest, optioned to Crosshair Exploration & Mining to earn 60% interest.
12. New World property – the Company holds a 100% interest.
13. Star Track property – the Company holds a 100% interest.
14. Long Pond property - the Company holds a 100% interest.
15. Maritec property – the Company holds a 100% interest.
16. Baie Vista property - the Company holds a 100% interest.
17. Lizard Pond Property – the Company holds a 100% interest.
18. VIP property - the Company holds a 100% interest.

<u>Base Metal properties</u>

1. Seal Bay property – the Company holds a 51% interest, Xstrata 49% interest (joint venture to be formalized)
2. West Cleary property – the Company holds a 51% interest, Xstrata 49% interest (joint venture to be formalized)
3. Victoria Lake property – the Company holds an option to earn 100% interest; optioned to Crosshair Exploration & Mining for 60% interest

4. Victoria Lake 10188M property,– the Company holds an option to earn 100% interest, optioned to Crosshair Exploration & Mining for 60% interest
5. Harpoon property – the Company holds the option to earn 100% interest
6. Lake Douglas East & West properties, Newfoundland – the Company holds the option to earn 100% interest
7. Winter Hill property - the Company holds a 100% interest
8. Hungry Hill property - the Company holds a 100% interest
9. Incognita property, Nunavut – the Company holds a 100% interest.

Mineral exploration work conducted by the Company after the effective date of the Arrangement (December 8' 2006) includes the following:

(i) The Company and option partner Crosshair Exploration & Mining are completing a 3000 metre (13 drillhole) partner-funded drilling program on the Golden Promise property that began on November 13, 2006. Initial results from this drill program were released by the Company on January 22 (see Paragon News Release dated January 22, 2007). The Company expects the drill program to be completed in early February 2007.

(ii) The Company completed a 9 drillhole (2109 metres) diamond drill program on the JBP Linear gold property on January 15, 2007. Sample results from this drill program are pending.

Financial Results of Operations

Paragon had not yet taken ownership of its mineral portfolio at the September 30, 2006 year end and so operations during the reporting period only included financing activities, consideration of new mineral properties and preparations for the Arrangement.

The loss for the period mostly represents Paragon's contribution to the Arrangement costs incurred to September 30, 2006. As this is the first reporting period, there are no comparative periods.

Selected Annual and Quarterly Information (based on Canadian GAAP)

The Company's year end is September 30 and as such only part of one quarter was completed before the year end. The Company's statements are prepared in Canadian dollars.

	Period from July 4 to September 30, 2006
Net loss	$(124,278)
Basic and diluted net loss per share*	N/A
Total assets	$5,722
Total long-term financial liabilities	$Nil
Cash dividends	$Nil

* - no shares had been issued as of the year end.

Liquidity and Capital Resources

As described in note 7(b) to the financial statements and above under significant events, on the effective date of the Plan of Arrangement, December 8, 2006, the Company received the proceeds from a private placement financing amounting to $4,044,800. Proceeds of $2.45 million, received for the flow-through shares, are to be used exclusively for Canadian Exploration Expenditures to be completed by December 31, 2007.

The Company considers current working capital sufficient to fund operations for the next 12 to 18 months. As the Company currently has no source of revenue, it will eventually require additional financing to

continue operations and exploration activities. The Company's ability to finance is dependent upon various risk factors including market conditions and results of exploration programs.

Related Party Transactions

The Company shares two directors and the CFO with Rubicon Minerals Corporation and as such, the Company's contribution to Rubicon, for the costs of the Arrangement, is considered a related party transaction. In addition, the Company currently has a cost sharing arrangement with Rubicon for office facilities and administrative services. See note 4 to the financial statements for additional information.

Changes in Accounting Policies including Initial Adoption

Comprehensive Income, CICA Handbook Section 1530

Effective October 1, 2006, the Company adopted new handbooks Section 1530, which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Equity, CICA Handbook Section 3251

Effective October 1, 2006, the Company adopted new handbook Section 3251 which establishes standards for the presentation of equity and changes in equity during a reporting period as a result of the comprehensive income reporting requirements of new Section 1530.

Financial Instruments, CICA Handbook Section 3855

Effective October 1, 2006, the Company adopted new handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

None of the above new accounting standards are expected to have a significant impact on the Company's business or financial statements.

Outstanding Share Data

As at January 26, 2007, the Company had the following common shares, stock options and warrants outstanding:

Issued and Outstanding Common shares	20,474,156
Stock options	
Plan of Arrangement Distribution Options*	633,111
Warrants	
Plan of Arrangement Distribution Warrants*	525,453
Paragon Private Placement Warrants ($1.00 expiring December 8, 2008)	3,179,000
Fully diluted shares outstanding	24,811,720

* Warrant and Option obligations accepted by Paragon pursuant to the Plan of Arrangement.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risk. While risk management cannot eliminate the impact of potential risks, the Company strives to manage such risks to the extent possible and practical. The following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. The Company properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Title

There is no guarantee that title to properties in which Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company currently conducts exploration activities in the Canadian Province of Newfoundland and Labrador. Such activities are subject to various laws, rules and regulations governing the protection of the environment. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping. Environmental hazards may exist on the Companies properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Governmental Regulation

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

Disclosure Controls and Procedures

The CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures and have concluded, based on their evaluation, that they were effective as of September 30, 2006 to provide reasonable assurance that all material information relating to the Company and its consolidated subsidiary will be made known to management and disclosed in accordance with applicable securities regulations.

Cautionary Notes

The Company's audited financial statements for the period from incorporation on July 4, 2006 to the fiscal year end of September 30, 2006 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation, liquidity and effects of accounting policy changes. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Form 52-109F1 - Certification of Annual Filings

I, Michael Vande Guchte, CEO of Paragon Minerals Corporation certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Paragon Minerals Corporation (the issuer) for the year ending September 30, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 29, 2007.

"Michael Vande Guchte"
Michael Vande Guchte
CEO, Paragon Minerals Corp.

Form 52-109F1 - Certification of Annual Filings

I, Robert Lewis, CFO of Paragon Minerals Corporation certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Paragon Minerals Corporation (the issuer) for the year ending September 30, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 29, 2007.

"Robert Lewis"
Robert Lewis
CFO, Paragon Minerals Corp.





PARAGON MINERALS CORPORATION

Interim Financial Statements

First Quarter Ended December 31, 2006

(Unaudited)

The Company's auditor has not performed a review
of these Interim Financial Statements

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

PARAGON MINERALS CORPORATION

Balance Sheet

(Stated in Canadian Dollars)

	December 31 Unaudited 2006	September 30 Audited 2006
Assets		
Current assets		
Cash and cash equivalents	$ 2,693,570	$ 5,722
Temporary investments (note 5)	1,225,835	-
Amounts receivable	157,753	-
Prepaid expenses	21,000	-
	4,098,158	5,722
Equipment (note 6)	18,892	-
Mineral property costs (note 7)	7,462,871	-
	$ 11,579,921	$ 5,722
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 378,026	$ 130,000
Shareholders' equity		
Share capital (note 8)	11,300,457	-
Contributed surplus (note 8(b))	232,187	-
Deficit	(330,749)	(124,278)
	11,201,895	(124,278)
	$ 11,579,921	$ 5,722

See accompanying notes to the financial statements

Continuance of operations (note 1)

Subsequent events (note 11)

Approved by the Board of Directors:

"Michael Vande Guchte"

Michael Vande Guchte
Director

"David Adamson"

David Adamson
Director

PARAGON MINERALS CORPORATION
Statement of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

		For the 3 months ended December 31 2006
Expenses		
Amortization	$	701
General mineral exploration		2,141
Investor relations		8,041
Office		397
Plan of arrangement costs		25,000
Professional fees		7,551
Rent		2,232
Salaries		22,777
Stock-based compensation (note 8(b))		135,181
Telephone		80
Transfer agent and regulatory filing fees		7,000
Travel and accommodation		1,124
Loss before other items		(212,225)
Interest and miscellaneous income		5,754
Net loss for the period		(206,471)
Deficit, beginning of the period		(124,278)
Deficit, end of the period	$	(330,749)
Basic and diluted loss per common share	$	(0.05)
Weighted average number of common shares outstanding		4,273,235

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Cash Flows
(Stated in Canadian Dollars)

	For the 3 months ended December 31 2006
Cash Provided by (Used for):	
Operating Activities	
Net loss for the period	$ (206,471)
Adjustment for items which do not involve cash:	
Amortization	701
Stock-based compensation (note 8(b))	135,181
	(70,589)
Changes in non-cash working capital components:	
Temporary investments	(1,225,835)
Amounts receivable	(157,753)
Prepaid expenses	(21,000)
Accounts payable and accrued liabilities (operating)	154,142
	(1,321,035)
Investing Activities*	
Mineral property costs	(90,404)
Purchase of equipment	(3,641)
	(94,045)
Financing Activities*	
Common shares issued for cash	4,044,801
Recovery of property costs incurred	52,701
Management and administration fees received	5,426
	4,102,928
Net cash provided during the period	2,687,848
Cash and cash equivalents, beginning of the period	5,722
Cash and cash equivalents, end of the period	$ 2,693,570
During the period, the Company paid the following:	
Interest	$ 107

***Supplemental Disclosure of Non-Cash Investing and Financing Activities** – Refer to note 10.

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION
Interim Statement of Mineral Properties
Unaudited
(Stated in Canadian Dollars)

	Balance September 30 2006	Acquisition and Exploration during the period	Balance December 31 2006
GOLD PROPERTIES			
JBP Linear			
Plan of Arrangement Acquisition Costs [1]	-	$ 1,625,276	$ 1,625,276
Exploration costs			
Geological and geochemical	-	1,040	1,040
Drilling	-	30,623	30,623
Stock based compensation	-	21,341	21,341
	-	1,678,280	1,678,280
Golden Promise			
Plan of Arrangement Acquisition Costs [1]	-	374,829	374,829
Exploration costs			
Geological and geochemical	-	291	291
Drilling	-	40,590	40,590
Travel and accommodation	-	247	247
Stock based compensation	-	30,072	30,072
	-	446,029	446,029
Recoveries	-	(39,817)	(39,817)
Administration fees	-	(4,536)	(4,536)
	-	401,676	401,676
Other Gold Properties			
Plan of Arrangement Acquisition Costs [1]	-	3,558,620	3,558,620
Exploration costs			
Geological and geochemical	-	6,556	6,556
Drilling	-	13,103	13,103
Geophysical	-	530	530
Other	-	2,375	2,375
Stock based compensation	-	19,401	19,401
	-	3,600,585	3,600,585
Recoveries	-	(2,930)	(2,930)
Administration fees	-	(293)	(293)
	-	3,597,362	3,597,362

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION
Interim Statement of Mineral Properties
Unaudited
(Stated in Canadian Dollars)

	Balance September 30 2006	Acquisition and Exploration during the period	Balance December 31 2006
BASE METALS PROPERTIES			
Lake Douglas			
Plan of Arrangement Acquisition Costs [1]	-	267,720	267,720
Exploration costs		-	-
Geological and geochemical	-	2,485	2,485
Drilling	-	1,175	1,175
Stock based compensation	-	26,191	26,191
	-	297,571	297,571
Other Base Metal Properties			
Plan of Arrangement Acquisition Costs [1]	-	1,453,259	1,453,259
Exploration costs			
Geological and geochemical	-	5,040	5,040
Drilling	-	40,232	40,232
	-	1,498,531	1,498,531
Recoveries	-	(9,952)	(9,952)
Administration fees	-	(597)	(597)
	-	1,487,982	1,487,982
Total Mineral Property Costs	-	7,462,871	7,462,871

1. *Properties acquired pursuant to the Rubicon Plan of Arrangement were valued at their carrying amounts on Rubicon's books, which included historical acquisition and exploration expenditures.*
2. *Recoveries represent exploration costs funded by property optionees.*

See accompanying notes to the financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in Canada under the Canada Business Corporations Act on July 4, 2006 with no issued share capital and is in the business of acquiring and exploring mineral property interests in Canada. The Company was incorporated to be the recipient of the Newfoundland portfolio of mineral exploration properties previously owned by Rubicon Minerals Corporation ("Rubicon") as part of Rubicon's re-organization under a Plan of Arrangement. The Plan of Arrangement became effective on December 8, 2006.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its Canadian properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the development stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $330,749 at December 31, 2006. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These Interim financial statements have been prepared by management in accordance with generally accepted accounting principles ("GAAP") in Canada and follow the same accounting principles and method of computation as the financial statements for the fiscal year ended September 30, 2006. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the financial statements and the accompanying notes for the year ended September 30, 2006. Summarized below are those policies considered particularly significant to the Company.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

Mineral Property Costs

The Company records its interest in mineral properties at cost. Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company's management reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.

Financial Instruments and Financial Risk

The Company's financial instruments consists of temporary investments, amounts receivable, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares or the date of share issuance. Shares issued as property option payments are valued at their fair market value on the date of issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

The Company follows the Standards of the Canadian Institute of Chartered Accountants ("CICA") in connection with accounting for stock option-based compensation. The standard requires that all stock option-based awards made to consultants and employees be recognized in these financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital and the related contributed surplus, originally recognized when the options were granted, is transferred to share capital.

Income Taxes

The Company accounts for the tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

(Stated in Canadian Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Flow-through Shares

The Company has adopted the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders' equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

3. CHANGES IN ACCOUNTING POLICIES

Comprehensive Income

Effective October 1, 2006, the Company adopted new CICA handbook Section 1530, which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Financial Instruments

Effective October 1, 2006, the Company adopted new CICA handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented. No retroactive application of this standard is required.

4. Plan of Arrangement

Pursuant to the Rubicon Plan of Arrangement, the Company received all of the Newfoundland mineral properties and Newfoundland office equipment of Rubicon in exchange for 12,801,738 common shares of the Company and the obligation to issue shares upon the exercise of restated stock options and warrants. These options and warrants represent the portion of the value of Rubicon options and warrants outstanding at the completion of the plan of arrangement attributable to the spun-out Newfoundland assets.

As no substantial change of ownership occurred on the asset transfer to the Company, the exchange was recorded at its net book value, as recorded on the books of Rubicon, as follows:

	$
Assets Received	
Newfoundland mineral properties	6,979,704
Newfoundland office equipment	15,952
Shares Issued	
Shares issued - 12,801,738 common shares	6,995,656

(Stated in Canadian Dollars)

4. Plan of Arrangement *(continued)*

Arrangement Options and Warrants

(a) The Company granted 633,111 stock options to the holders of Rubicon stock options at the exercise price of $0.38 to $0.96 as required by the Plan of Arrangement.

(b) The Company accepted the obligation to issue a total of up to 525,453 shares upon the future exercise of Rubicon warrants outstanding at the completion of the Plan of Arrangement. The Company will receive $0.24 to $0.48 per Paragon share issued as stipulated by the Plan of Arrangement.

5. TEMPORARY INVESTMENTS

Temporary investments consist of a money market instrument maturing June 14, 2007 with carrying value and market value of $1,225,838.

6. EQUIPMENT

The Company's Equipment at the end of the period is summarized as follows:

			December 31, 2006	September 30, 2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and office equipment	$ 2,686	$ (67)	$ 2,619	$ -
Computer equipment	16,907	(634)	16,273	-
	$ 19,593	$ (701)	$ 18,892	$ -

7. MINERAL PROPERTIES

The following Newfoundland properties were acquired during the 3 months ended December 31, 2006, including those acquired pursuant to the Rubicon Plan of Arrangement.

GOLD PROPERTIES

JBP Linear Property

Pursuant to the Plan of Arrangement, the Company acquired a 100% interest in the JBP Linear Property, subject to advance royalties of $15,000 per year commencing in 2007 and up to 3% Net Smelter Return (NSR) royalties.

Golden Promise Property

Pursuant to the Plan of Arrangement, the Company acquired a 100% interest in the Golden Promise Property subject to a final option payment of $15,000 in 2007, advance royalties of $20,000 per year commencing in 2007 and up to 2% Net Smelter Return (NSR) royalties.

(Stated in Canadian Dollars)

7. **Mineral Properties** *(continued)*

The Company has granted an option to acquire an interest in the Golden Promise Property as follows:

Crosshair Exploration & Mining Ltd – Golden Promise Property Option

The property is subject to an option granted to Crosshair Exploration & Mining Ltd ("Crosshair") on May 1, 2006. Under the terms of the agreement, Crosshair must spend $4.0 million over four years, including $750,000 firm in the first year, make share payments totaling 80,000 shares including 80,000 shares firm in the first year and make underlying property payments, to earn a 60% interest in the project.

Other Gold Properties

Pursuant to the Plan of Arrangement, the Company acquired a portfolio of 13 other gold properties. The Company holds a 100% interest in all these other gold properties, with the exception of the Appleton Linear property where the Company can earn a 100% interest, by making cash and share payments. All other gold properties are subject to varying NSR Royalties of up to 3%, of which up to 50% can be re-purchased by the Company.

Outstanding option payments on optioned properties include:

Appleton Linear property
The Company holds the option to earn 100% interest in 3 properties (Golden Bullet, Appleton, Bowater and Linear, collectively the Appleton Linear property) by making $340,000 ($20,000 paid) in cash option payments and 180,000 (60,000 paid). Advance royalties of $25,000 per year commence on the Golden Bullet property in 2007.

The Company has granted options to acquire interests in its Other Gold Properties as follows:

Meridian Gold Corp. Huxter Lane Option Agreement

Meridian Gold Inc. holds an option to acquire up to a 55% interest in the Company's Huxter Lane Gold Property. Under the terms of the agreement, Meridian can earn a 55% interest in the property by spending $1,000,000 over a period of three years and making underlying cash payments to the vendor. Meridian may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision.

Advanced royalties of $10,000 per year begin in May, 2007

Crosshair Exploration & Mining Ltd. – South Golden Promise gold property (Victoria Lake Option Agreement)

Crosshair holds an option to acquire a 60% interest in four of the Company's gold and base metal properties including South Golden Promise, Barren Lake property, Victoria Lake property and Victoria Lake 10188M property. Under the terms of the agreement, Crosshair must spend $1.75 million over a four-year period and issue a total of 400,000 shares (400,000 paid to Rubicon).

(Stated in Canadian Dollars)

7. Mineral Properties *(continued)*

BASE METAL PROPERTIES

Lake Douglas Property

Pursuant to the Plan of Arrangement, the Company acquired an option to earn a 100% interest in the Lake Douglas property, pursuant two agreements, by issuing 450,000 common shares and paying $500,000 in cash over 5 years according to the following schedule (all in addition to previous payments made by Rubicon pursuant to the option agreement):

Share option payments: 450,000 shares by January, 2011 (50,000 shares issued)
Cash option payments: $500,000 shares by January, 2011 ($50,000 paid)

The property is subject to a 2% Net Smelter Return (NSR) royalty, of which Paragon may purchase 1% for $1,000,000 and a right of first refusal on the remaining 1% NSR

Other Base Metal Properties

Pursuant to the Plan of Arrangement, the Company acquired a portfolio of 8 other base metal properties with interests of 51% (Seal Bay, West Cleary), the option to earn a 100% interest in the Victoria Lake 10188M property and 100% interest in the remaining properties. The properties are subject to NSR royalties of up to 2.5%

Included in this group is the Seal Bay property, in which the Company holds a 51% interest to be formalized as a joint venture with Xstrata (formerly Falconbridge).

Included in this group is the West Cleary property, in which the company holds a 51% interest to be formalized as a joint venture with Xstrata (formerly Falconbridge).

Included in this group is the Pt. Leamington property, for which the Company may purchase a 0.5% NSR for $500,000.

Outstanding option payments on optioned properties include:

South Tally Pond Property Option Agreement

a) Issue 250,000 shares on December 15, 2006, the option effective date (issued);
b) Issue 250,000 shares on December 15, 2007;
c) Issue 500,000 shares on the earlier of December 15, 2014 or the completion of a bankable feasibility study;
d) Fund certain exploration expenditures of $30,951 incurred by the optionor, prior to the option effective date (paid).

Victoria Lake 10188M Option

A final, cash option payment of $67,500 is due the vendors of the property in 2007. The property is under option to Crosshair under the Victoria Lake Option Agreement, whereby Crosshair makes the underlying property option payments.

(Stated in Canadian Dollars)

7. Mineral Properties *(continued)*

The Company has granted options to acquire interests in its Other Base Metal Properties as follows:

Crosshair Exploration & Mining Ltd – Barren Lake, Victoria Lake and Victoria Lake 10188M properties (Victoria Lake Option Agreement)

Crosshair holds an option to acquire a 60% interest in four of the Company's gold and base metal properties including South Golden Promise, Barren Lake property, Victoria Lake property and Victoria Lake 10188M property. Under the terms of the agreement, Crosshair must spend $1.75 million over a four-year period and issue a total of 400,000 shares (400,000 paid to Rubicon). On June 6 2006, the Victoria Lake 10188M Property was incorporated into the Victoria Lake Agreement, whereby Crosshair makes the underlying property option payments

8. SHARE CAPITAL

Private Placement

During the period the Company received the proceeds from a private placement financing that had been completed in the prior period, with funds held in escrow pending completion of the Rubicon Plan of Arrangement. The Company issued 3,179,000 non-flow-through units at $0.50 per unit and 4,092,168 flow-through shares at $0.60 per share for aggregate proceeds of $4,044,800. Each non-flow-through unit consists of one common share and one warrant. Each warrant entitles the holder to purchase an additional common share for an exercise price of $1.00 for a period of two years.

Pursuant to the issue of flow-through shares, the Company became committed to expend $2,455,301 on eligible Canadian Exploration Expenditures before December 31, 2007. The cash received was restricted to use on this purpose. As at December 31, 2006 the amount of $2,365,584 of this commitment remained outstanding.

a) Authorized share capital consists of an unlimited number of common shares without par value.

	3 Months Ended December 31, 2006		Period from incorporation to September 30, 2006	
	Number of Shares	$	Number of Shares	$
Balance, beginning of the period	-	-	-	-
Plan of Arrangement for property and office equipment	12,801,738	6,995,656	-	-
Private placements – non-flow-through	3,179,000	1,589,500	-	-
Private placements – flow-through	4,092,168	2,455,301	-	-
Mineral properties	250,000	260,000	-	-
Balance, end of the period	20,322,906	11,300,457	-	-

(Stated in Canadian Dollars)

8. SHARE CAPITAL *(continued)*

b) The following is a summary of changes in contributed surplus which consists entirely of stock based compensation transactions.

	3 Months Ended December 31, 2006	Period from incorporation to September 30, 2006
Balance at beginning of period	$ -	$ -
Stock-based compensation - operations	135,181	-
Stock-based compensation - properties	97,006	-
Balance at end of period	$ 232,187	$ -

c) Stock Options

The Company has adopted an incentive stock option plan authorizing the issue of up to 20% of the amount of shares issued as at the initial listing date on the TSX Venture Exchange, 4,014,581 options. Under the plan, options may only be issued to directors, officers, employees and consultants of the Company and must be subject to a vesting period as required under TSX Venture Exchange policies. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the fair market value of the Company's shares on the date of the grant.

The following is a summary of the changes in the Company's outstanding stock options.

	3 Months Ended December 31, 2006		Period from incorporation to September 30, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Balance at beginning of period (1)	-	-	-	-
Granted pursuant to the Plan of Arrangement	633,111	0.62	-	-
Outstanding at end of period (1)	633,111	0.62	-	-

(1) *At December 31, 2006, the weighted-average remaining contractual life of stock options outstanding is 2.7 years. (September 30, 2006 – n/a).*

The fair value of employee and consultant options, granted during the period pursuant to the Rubicon Plan of Arrangement has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	3 Months Ended December 31, 2006	Period from incorporation to September 30, 2006
Risk-free interest rate	3.9%	n/a
Expected life	3.4 years	n/a
Expected volatility	73%	n/a
Expected dividend yield	0%	n/a

(Stated in Canadian Dollars)

8 SHARE CAPITAL *(continued)*

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

Summary of stock options outstanding:

December 31, 2006			
	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
	16,666	0.38	4.09
	25,000	0.42	4.12
	97,497	0.47	1.02
	37,500	0.48	0.96
	33,333	0.49	4.37
	1,875	0.56	0.89
	16,666	0.65	0.94
	33,333	0.66	0.85
	244,997	0.67	3.50
	48,747	0.69	3.42
	70,831	0.84	2.49
	6,666	0.96	4.72
Total stock options	633,111	0.62	2.73

d) Summary of warrants and agent options outstanding:

September 30, 2006				
		Number Outstanding	Weighted Average Price	Weighted Average Life
			$	Years
Warrant and agent option obligation under Plan of Arrangement	(1)	521,220	0.31	0.65
Warrants issued on financing		3,179,000	1.00	1.94
Total warrants and agent options		3,700,220	0.90	1.76

1) The agent compensation options obligation includes options for 50,795 units exercisable for $0.24 to the Company, consisting of 1 share and ½ share purchase warrant with an expiry of 0.7 years from the period end.

(Stated in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS

The Company has two common directors with Rubicon Minerals Corporation and has a cost sharing agreement with Rubicon for office, accounting and investor relations services.

(a) As at December 31, 2006, amounts due to Rubicon included $23,400 for shared and reimbursable costs, $150,000 for the Company's share of the costs incurred on the Rubicon Plan of Arrangement and $68,540 for refundable staking security deposits posted by Rubicon on the Company's properties. As at December 31, 2006, the Company owed Rubicon $252,350. This balance is included in accounts payable and accrued liabilities.

(b) Rubicon Plan of Arrangement

See note 4 for details of the completion of the plan of arrangement with Rubicon.

(c) NRD Agreement

Pursuant to an agreement with Rubicon, the Company may receive the following as proceeds from the optioning of certain mineral property interests in Newfoundland, where the optionees elect to continue the options.

125,000 shares of Ucore Uranium Inc. over 2 years (issued in escrow)
15,000 shares of Landmark Minerals Inc. as option payments on 2 other properties.
These payments will be recorded upon receipt.

All these transactions with Rubicon were, or will be, recorded at their fair value amounts and were incurred in the normal course of business, except transactions related to the plan of arrangement which were recorded at Rubicon's carrying amounts.

10. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the period ended December 31, 2006, the Company issued 250,000 common shares at a value of $260,000 for mineral properties and recorded stock based compensation of $97,006 as mineral property costs. Included in accounts payable and accrued liabilities at December 31, 2006 is $93,883 of mineral property costs.

11. SUBSEQUENT EVENTS

(a) On January 3, 2007, the Company issued 100,000 common shares at $1.10 per share pursuant to the Startrack mineral property agreement.

(b) On January 09, 2007, the Company issued 1,250 common shares at $0.56 per share for stock options exercised.

(c) On January 29, 2007, the Company issued 50,000 common shares at $0.90 per share pursuant to the Lake Douglas East mineral property agreement.

(d) On January 29, 2007, the Company issued 60,000 common shares at $0.83 per share pursuant to the JBP Linear mineral property agreement.

(e) Subsequent to the period end, Crosshair returned the Barren Lake property which was optioned under the Victoria Lake option agreement.

(f) Subsequent to the period end, Crosshair returned 2 licenses, of the South Golden Promise property which was optioned under the Victoria Lake option agreement


RECEIVED
2007 JUL 13 P 2:



PARAGON MINERALS CORPORATION

Management's Discussion & Analysis

Three Months Ended December 31, 2006

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

Introduction

The following Management Discussion and Analysis of the financial position and results of operations of Paragon Minerals Corporation ("Paragon" or the "Company") , dated February 28, 2007, should be read in conjunction with the unaudited financial statements for the period ended December 31, 2006 and the audited financial statements for the period from incorporation to September 30, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless specified.

Paragon is a Canadian-based junior exploration company engaged in the acquisition, exploration and development of gold and base metal projects, specifically within the Province of Newfoundland and Labrador. The Company has a significant portfolio of exploration properties in Newfoundland, which it is exploring through a combination of partner funded exploration and Company funded exploration. The Company is listed on the TSX Venture Exchange under the symbol "PGR".

The Company's head office and principal business address is Suite 1540 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 and it's registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2V6.

Overview

The Company was incorporated as "Paragon Minerals Corporation" under the Canadian Business Corporations Act ("CBCA") on July 4, 2006 in order to facilitate a Plan of Arrangement under which Rubicon Minerals Corporation ("Rubicon"), a public company whose shares are listed on the Toronto Stock Exchange and American Stock Exchange, would proceed with a reorganization which would have the result of dividing it's mineral assets between three separate public companies: the then existing Rubicon and two newly created companies, namely the Company and CopperCo Resource Corp ("CopperCo"). Upon completion of the Plan of Arrangement, the Company acquired the exploration assets held by Rubicon in the Province of Newfoundland & Labrador and the Territory of Nunavut.

The Company completed a non-brokered private placement completed in September 2006, raising total gross proceeds of $4,044,800 through the sale of 4,092,168 Paragon flow-through units at a price of $0.60 per unit and 3,179,000 Paragon non flow-through units at a price of $0.50 per unit. Altius Resources Inc ("Altius") placed a total of $1.9 million into the non-brokered private placement making Altius the largest shareholder in the Company.

For additional details on the Arrangement, please refer to the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com.

During the period from December 8th to December 31, 2006, the Company spent $144,286 on exploration of which $52,701 was funded by partners.

During the three months ended December 31, 2006, the Company incurred a net loss of $206,471. This is the first, 1st Quarter reporting period for the Company and as such there are no comparative periods.

Significant Events and Transactions

On December 8, 2006 the Arrangement became effective (the "Effective Date") and Paragon entered into an Asset Transfer and Assignment Agreement with Rubicon whereby Rubicon agreed and has transferred certain mineral property agreements, mineral property interests and certain other related assets (collectively, the "Paragon Transferred Assets"), and Paragon has agreed to acquire and assume Rubicon's interest in the Paragon Transferred Assets.

Paragon received a conditional listing approval from the TSX Venture Exchange ("TSX-V") on December 7, 2006 with final approval granted on December 15, 2006. Paragon began trading on the TSX-V under the symbol "PGR" on December 15, 2006.

On December 15, 2006, all holders of Rubicon common shares at the end of December 14, 2006 were deemed to have received 1 Paragon common share for every 6 Rubicon shares held.

On December 15, 2006, the South Tally Pond property option agreement between the Company and Altius became effective. The option agreement was subject to completion of the Arrangement.

On December 21, 2006, pursuant to the Arrangement, the Company granted 633,111 stock options to the holders of Rubicon stock options on the share distribution record date. One Paragon stock option was granted for every 6 Rubicon stock options held.

Minerals Properties

Pursuant to the Arrangement, the following gold and base metal mineral properties were transferred to the Company on December 8, 2006. All properties are located in Newfoundland, except as otherwise indicated. The following is a summary of properties that Paragon has acquired.

Gold Properties

JBP Linear property (Principal Property) – the Company holds a 100% interest. The property is located near Gander, NL and consists of 6 mineral licences (426 claims) covering an area of 10,850 hectares.

Glenwood property – the Company holds a 100% interest. The property is located near Gander, NL and consists of 4 mineral licences (109 claims) covering an area of 2,725 hectares.

Jonathans Pond property – the Company holds a 100% interest. The property is located near Gander, NL and consists of 4 mineral licences (320 claims) covering an area of 8000 hectares.

Wings Point property – the company holds a 100% interest. The property is located 40 km north of Gander, NL and consists of 5 mineral licences (108 claims) covering an area of 2700 hectares

New World property – the Company holds a 100% interest. The property is located 75 km north of Gander, NL and consists of 4 mineral licences (115 claims) covering an area of 2875 hectares.

Star Track property – the Company holds a 100% interest. The property is located 16 km east of Gander, NL and consists of 1 mineral licences (158 claims) covering an area of 3950 hectares.

Mt. Peyton Linear property – the Company holds a 100% interest. The property is located 25 km west of Gander, NL and consists of 9 mineral licences (115 claims) covering an area of 2875 hectares.

TCH property – the Company holds a 100% interest. The property is located 35 km northwest of Gander, NL and consists of 1 mineral licences (6 claims) covering an area of 150 hectares.

Lizard Pond Property – the Company holds a 100% interest. The property is located in central Newfoundland approximately 40 km south of the town of Grand Falls-Windsor, NL and consists of 4 mineral licenses (33 claims) covering an area of 825 hectares

Huxter Lane property – the Company holds a 100% interest, optioned to Meridian Gold Inc ("Meridian") who can earn an up to 70% interest by making a positive production decision. The property is located 50 km south of Grand Falls – Windsor, NL and consists of 4 mineral licences (54 claims) covering an area of 1350 hectares.

Golden Promise property (Principal Property) – the Company holds a 100% interest, optioned to Crosshair Exploration & Mining Limited ("Crosshair") who can earn a 60% interest by spending $4 million in exploration over 4 years. The property is located in central Newfoundland near the town of Badger, NL and consists of 10 mineral licenses (1,424 claims) covering an area of 35,600 hectares.

South Golden Promise property - the Company holds a 100% interest, optioned to Crosshair Exploration & Mining Limited to earn 60% interest. The property is located in central Newfoundland approximately 40 km south of the town of Badger, NL and consists of 8 mineral licenses (1,072 claims) covering an area of 35,600 hectares

Barren Lake property – the Company holds a 100% interest, optioned to Crosshair Exploration & Mining Limited to earn 60% interest. The property is located in central Newfoundland approximately 90 km southwest of the town of Badger, NL and consists of 3 mineral licenses (95 claims) covering an area of 2,375 hectares.

Long Pond property - the Company holds a 100% interest. The property is located in the Baie Verte Peninsula area approximately 16 km northeast of the town of Baie Verte and consists of 1 mineral license (60 claims) covering an area of 1500 hectares.

Maritec property - the Company holds a 100% interest. The property is located in the Baie Verte Peninsula area and consists of 3 mineral licenses (43 claims) covering an area of 1075 hectares.

Baie Vista property - the Company holds a 100% interest. The property is located in the Baie Verte Peninsula area and consists of 1 mineral licenses (2 claims) covering an area of 50 hectares.

Appleton Linear property – the Company holds the option to earn 100% interest in 3 properties (Appleton, Bowater and Linear) and holds a 100% interest in 1 property (Golden Bullet), collectively the Appleton Linear property. The property is located 15 km west of Gander, NL and consists of 4 mineral licences (123 claims) covering an area of 5700 hectares.

Base Metal properties

Lake Douglas East & West properties – the Company holds the option to earn 100% interest. The property is located in central Newfoundland approximately 80 km southwest of the town of Badger, NL and consists of 13 mineral licenses (298 claims) covering an area of 7450 hectares.

Harpoon Brook property – the Company holds 100% interest. The property is located in central Newfoundland approximately 60 km southwest of the town of Badger, NL and consists of 5 mineral licenses (225 claims) covering an area of 5625 hectares.

Victoria Lake property – the Company holds 100% interest; optioned to Crosshair Exploration & Mining Limited for 60% interest. The property is located in central Newfoundland approximately 120 km southwest of the town of Badger, NL and consists of 1 mineral license (166 claims) covering an area of 4150 hectares.

Victoria Lake 10188M property – the Company holds an option to earn 100% interest, optioned to Crosshair Exploration & Mining for 60% interest. The property is located in central Newfoundland approximately 110 km southwest of the town of Badger, NL and consists of 2 mineral licenses (90.75 claims) covering an area of 2268.75 hectares

Winter Hill property - the Company holds a 100% interest. The property is located 100 km south of Grand Falls – Windsor, NL and consists of 6 mineral licences (150 claims) covering an area of 3750 hectares.

Hungry Hill property - the Company holds a 100% interest. The property is located in central Newfoundland approximately 60 km south of the town of Badger, NL and consists of 1 mineral license (58 claims) covering an area of 1450 hectares

Seal Bay property – the Company holds a 51% interest, Xstrata 49% interest (joint venture to be formalized). The property is located in north central Newfoundland approximately 90 kilometres northwest of Gander, NL and consists of 1 mineral license (75 claims) covering an area of 1875 hectares.

West Cleary property – the Company holds a 51% interest, Xstrata 49% interest (joint venture to be formalized). The property is located in north central Newfoundland approximately 110 km northwest of Gander, NL and consists of 1 mineral license (16 claims) covering an area of 400 hectares.

Point Leamington property - The property is subject to a 2% NSR royalty, of which Paragon may purchase 0.5% for $500,000.

Incognita property, Nunavut – the Company holds a 100% interest. The claims are located on south Baffin Island about 160 km west of Iqaluit, Nunavut and consist of 4 claims covering an area of 3670 hectares.

The above properties are further described on the Company website and/or in the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com

Exploration Update

Exploration on the Company projects during the period focused on three partner-funded drilling programs that included the Victoria Lake VMS project (Crosshair), Huxter Lane project (Meridian) and Golden Promise project (Crosshair). The Company funded a nine-hole (2107 metre) drill program on the 100% company owned JBP Linear gold project. The programs are summarized below with additional project information available on the Company website.

Huxter Lane Gold Project

On October 15 2006, an 18-hole (2,239 metres) drill program, funded by partner Meridian Gold Inc ("Meridian", MDG-NYSE; MNG-TSX) was completed on Paragon's Huxter Lane property. The project is located approximately 60 kilometres south of Grand Falls-Windsor, Newfoundland. The property is being explored under the terms of an option agreement between Paragon and Meridian, whereby Meridian can earn up to 55% interest by spending $1.0 million in 3 years and up to 70% interest by making a positive production decision.

The target is a bulk tonnage intrusive-related gold deposit. The drill program tested a significant gold-bearing porphyry system outlined by soil geochemistry, trenching and geophysics in the Mosquito Hill area of the property. This first round of drilling successfully traced the mineralized porphyry over a strike length of 450 metres and to a depth of 186 metres. The mineralized porphyry remains open along strike and to depth. The initial drilling results suggest the presence of a well developed, gold-bearing porphyry system that merits additional drilling. Paragon and Meridian are planning a follow-up, Phase 2 drill program scheduled for early March 2007. Detailed results of the drill program are available on the Company website.

Victoria Lake VMS Project

On October 30, 2006, partner Crosshair Exploration & Mining Limited ("Crosshair"; CXX.TSX-V) completed and funded a Phase 1 drill program (11 holes, 2197 metres) on the Victoria Lake VMS property. The property is situated in central Newfoundland approximately 120 km southwest of the town of Badger, NL. The Victoria Lake property is part of a four property package (South Golden Promise, Barren Lake, Victoria Lake and Victoria Lake 10188M properties) optioned to Crosshair whereby Crosshair can earn a 60% interest by spending $1.75 million over four years.

Exploration on the property has identified a significant geological environment that is highly permissive for volcanogenic massive sulphide (VMS) base-metal deposits similar to those seen elsewhere in the Victoria Lake volcanic belt (i.e. Duck Pond Deposit, Aur Resources; Boomerang Deposit, Messina Minerals). This first phase of drilling has successfully outlined multiple zones of intensely altered, sulphide-bearing felsic volcanic rocks that are strongly suggestive of a volcanogenic massive sulphide (VMS) environment. Detailed results of the drill program are available on the Company website.

JBP Linear Project

On January 15, 2007 Paragon completed a diamond drill program (nine holes, 2,107 metres) on its 100% owned JBP Linear property located 15 kilometres northwest of Gander, Newfoundland. Previous drilling on the property has identified a significant, gold-bearing vein system at the H-Pond and Pocket Ponds prospects. The drill program, which began on November 22, 2006, was designed to further define the H-Pond Zone and to test a new area where a high-grade quartz float occurrence assaying up to 798.87 g/t gold (25.68 oz/t gold) was discovered in December 2005.

Results from drilling consistently demonstrate the potential of the JBP Linear property to be a significant, turbidite-hosted (orogenic) gold system. Drilling at the H-Pond Zone continues to return encouraging, economically significant intercepts that are linked by extensive and robust iron carbonate and sericite alteration systems over a minimum strike length of 5.3 kilometres from the Pocket Pond prospect in the

south to the high-grade gold float prospect to the north. Detailed results of the drill program are available on the Company website.

Golden Promise property

On February 12, 2007, the Company and option partner Crosshair completed a Phase 2 diamond drill program (14 drill holes; 3,073 metres) at the Golden Promise Project located in north-central Newfoundland, 35 kilometres west of Grand Falls-Windsor. The Golden Promise project is being explored under the terms of an option agreement between Paragon and Crosshair, whereby Crosshair can earn a 60% interest by spending $4.0 million over four years including $750,000 firm in the first year of the agreement. Previous drilling has identified a significant gold-bearing vein system at the Jaclyn Main Zone. The Phase 2 program, which started on November 12, 2006, was aimed at further testing this gold-bearing zone.

The Phase 2 drill program was successful in extending the known extent of gold mineralization at the Jaclyn Main Zone by another 200 metres to the east and 75 metres to the west. Mineralization within the zone, which is interpreted to have a moderate easterly plunge, now extends over a 750 metres strike length and to a depth of 225 metres. The zone is open to depth and along strike. Thirteen of the fourteen drillholes intersected the Jaclyn Main Zone quartz veins over widths of up to 6.85 metres with visible gold recognized in ten of the drill intercepts. Detailed results of the drill program are available on the Company website.

Additional information on the Company's exploration projects is available on the Company website at www.paragonminerals.com

Results of Operations

For the three months ended December 31, 2006, the Company incurred a net loss of $206,471. Significant expenses in the period included stock based compensation from options granted pursuant to the plan of arrangement, administration salaries of $22,777, a final contribution to the costs of the Arrangement of $25,000 and investor relations costs of $8,041 that included registration fees for the San Francisco Gold Show.

As this is the first full year of operations, there is no comparative period.

Selected Quarterly Information

The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars. The Company was incorporated July 4th, 2006, at the beginning of the period ended September 30, 2006 and therefore the figures for that period represent a partial quarter.

	December 31 2006	Period from July 4 (incorporation) to September 30 2006
	$	$
Interest and miscellaneous income	5,754	-
Net loss	(206,471)	(124,278)
Basic and diluted loss per share *	(0.05)	N/A

* - no shares had been issued as of September 30, 2006.

Liquidity and Capital Resources

As at December 31, 2006, the Company had cash and cash equivalents and short term money market investments of $3.9 million compared to $5,722 at September 30, 2006. Working capital was $3.7 million at December 31, 2006. The increase in cash is due to the financing described below.

Other sources of funds, during the quarter, included recovery of exploration costs and administration fees from optionees of the Company's properties - $58,000.

The Company considers current working capital sufficient to fund operations for the next 12 to 18 months. As the Company currently has no source of revenue, it will eventually require additional financing to continue operations and exploration activities. The Company's ability to finance is dependent upon various risk factors including market conditions and results of exploration programs.

Financing

The Company completed a $4.04 million non-brokered private placement on September 7, 2006. All funds from the private placement were held in escrow pending completion of the Plan of Arrangement and were released on December 8, 2006. The financing included the issue of 3,179,000 non-flow-through units at $0.50 per unit and 4,092,168 flow-through shares at $0.60 per share. Each non-flow-through unit consists of one common share and one warrant. Each warrant entitles the holder to purchase an additional common share for an exercise price of $1.00 for a period of two years. Proceeds of $2.45 million, received for flow-through shares, are to be used exclusively for Canadian Exploration Expenditures to be completed by December 31, 2007. At the period end, $2,365,584 of this commitment remained outstanding.

Significant investors in this financing included Altius Resources Inc. $1.9 million and Sprott Asset Management $400,000.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than that which is disclosed under note 8(c) "NRD Agreement", of the financial statements.

Related Party Transactions

The Company shares two directors, David Adamson and Garfield MacVeigh and the CFO, Robert Lewis, with Rubicon Minerals Corporation and as such, Rubicon is a related party. In addition, Paragon's CEO, Michael Vande Guchte, provides advisory services to Rubicon on a 25% time basis. The Company currently has a cost sharing arrangement with Rubicon for office facilities and administrative services. See note 8 to the financial statements for additional details.

Critical Accounting Policies

The Company's significant accounting policies are described in Note 2 of the December 31, 2006 interim financial statements. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement

uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of mineral property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of compensatory warrants or agents stock options are calculated and recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. Employee and consultant options are expensed over the period in which related services are rendered. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions and estimates including the Company's future stock volatility, expected life of options granted, and the risk free interest rate. The Company believes its estimates are reasonable under the circumstances.

Flow-through share renunciations

Upon the renunciation of the tax benefits of exploration expenditures to flow-through shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of the tax deduction transferred to shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the transferred tax deductions, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

Changes in Accounting Policies including Initial Adoption

Comprehensive Income, Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530

Effective October 1, 2006, the Company adopted new handbook Section 1530, which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Equity, CICA Handbook Section 3251

Effective October 1, 2006, the Company adopted new handbook Section 3251 which establishes standards for the presentation of equity and changes in equity during a reporting period as a result of the comprehensive income reporting requirements of new Section 1530.

Financial Instruments, CICA Handbook Section 3855

Effective October 1, 2006, the Company adopted new handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

None of the above new accounting standards have a significant impact on the Company's business or financial statements.

Outstanding Share Data

As at February 28, 2007, the Company had the following common shares, stock options and warrants outstanding:

Issued and Outstanding Common shares	20,534,156
Stock options	
Plan of Arrangement Distribution Options*	605,718
Warrants	
Plan of Arrangement Distribution Warrants* (including embedded in units)	475,802
Paragon Private Placement Warrants	3,179,000
Shares allotted for exercised warrants	49,651
Fully diluted shares outstanding	24,844,327

* Warrant and Option obligations accepted by Paragon pursuant to the Plan of Arrangement.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risk. While risk management cannot eliminate the impact of potential risks, the Company strives to manage such risks to the extent possible and practical. The following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. The Company properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Title

There is no guarantee that title to properties in which Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Company's name, the underlying title holder has to assign title

to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company currently conducts exploration activities in the Canadian Province of Newfoundland and Labrador. Such activities are subject to various laws, rules and regulations governing the protection of the environment. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping. Environmental hazards may exist on the Companies properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Governmental Regulation

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

Forward Looking Statements

The Company's interim financial statements for the 3 months ended December 31, 2006 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation, liquidity and effects of accounting policy changes. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Form 52-109F2 - Certification of Interim Filings

I, Michael Vande Guchte, CEO of Paragon Minerals Corporation certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Paragon Minerals Corporation, (the issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or *omit* to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining *disclosure* controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 1, 2007.

"Michael Vande Guchte"
Michael Vande Guchte
CEO, Paragon Minerals Corp.

Form 52-109F2 - Certification of Interim Filings

I, Robert Lewis, CFO of Paragon Minerals Corporation certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Paragon Minerals Corporation, (the issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or *omit* to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining *disclosure* controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 1, 2007.

"*Robert Lewis*"
Robert Lewis
CFO, Paragon Minerals Corp.



PARAGON MINERALS CORPORATION

Interim Financial Statements

Second Quarter Ended March 31, 2007

(Unaudited)

The Company's auditor has not performed a review
of these Interim Financial Statements

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

PARAGON MINERALS CORPORATION

Balance Sheets

(Stated in Canadian Dollars)

	March 31 Unaudited 2007	September 30 Audited 2006
Assets		
Current assets		
Cash and cash equivalents	$ 347,413	$ 5,722
Temporary investments (note 5)	2,477,198	-
Amounts receivable	713,648	-
Prepaid expenses	41,917	-
	3,580,176	5,722
Equipment (note 6)	18,768	-
Other investments (note 7)	7,008	-
Mineral property costs (note 8)	8,062,249	-
	$ 11,668,201	$ 5,722
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 471,879	$ 130,000
Future income taxes	676,185	-
Shareholders' equity		
Subscriptions received	24,190	-
Share capital (note 9)	10,596,667	-
Contributed surplus (note 9(b))	385,739	-
Deficit	(483,616)	(124,278)
Accumulated other comprehensive income (note 10)	(2,843)	-
	10,520,137	(124,278)
	$ 11,668,201	$ 5,722

See accompanying notes to the financial statements

Continuance of operations (note 1)

Approved by the Board of Directors:

"Michael Vande Guchte"	*"David Adamson"*
Michael Vande Guchte Director	David Adamson Director

PARAGON MINERALS CORPORATION

Statements of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended March 31 2007	For the 6 months ended March 31 2007
Expenses		
Amortization	$ 748	$ 1,449
Consulting	6,075	6,075
General mineral exploration	4,368	6,509
Investor relations	15,485	23,526
Office	35,335	38,044
Plan of arrangement costs (note 4)	39,349	64,349
Professional fees	45,692	53,243
Salaries and management fees	90,971	113,748
Stock-based compensation (note 9(b))	112,428	247,609
Shareholder Information	23,660	23,660
Transfer agent and regulatory filing fees	23,360	30,360
Travel and accommodation	6,879	8,003
Loss before other items	(404,350)	(616,575)
Interest and miscellaneous income	31,878	37,632
Other income	8,935	8,935
Future income tax recovery (note 9(a))	210,670	210,670
Net loss for the period	(152,867)	(359,338)
Deficit, beginning of the period	(330,749)	(124,278)
Deficit, end of the period	$ (483,616)	$ (483,616)
Basic and diluted loss per common share	$ (0.01)	$ (0.03)
Weighted average number of common shares outstanding	20,513,190	11,914,031

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION
Statements of Comprehensive Loss
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended March 31 2007	For the 6 months ended March 31 2007
Net loss for the period	$ (152,867)	$ (359,338)
Other comprehensive loss in the period		
Fair value adjustment to financial instruments:		
Temporary investments	(916)	(916)
Investments in public company shares	(1,927)	(1,927)
	(2,843)	(2,843)
Comprehensive loss for the period	$ (155,710)	$ (362,181)

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Cash Flows

(Stated in Canadian Dollars)

	For the 3 months ended March 31 2007	For the 6 months ended March 31 2007
Cash Provided by (Used for):		
Operating Activities		
Net loss for the period	$ (152,867)	$ (359,338)
Adjustment for items which do not involve cash:		
Amortization	748	1,449
Stock-based compensation	112,428	247,609
Other income	(8,935)	(8,935)
Future income tax recovery	(210,670)	(210,670)
	(259,296)	(329,885)
Changes in non-cash working capital components:		
Temporary investments	(1,252,279)	(2,478,114)
Amounts receivable	(555,895)	(713,648)
Prepaid expenses	(20,917)	(41,917)
Accounts payable and accrued liabilities	106,763	260,905
	(1,981,624)	(3,302,659)
Investing Activities*		
Mineral property costs	(776,549)	(866,953)
Purchase of equipment	(624)	(4,265)
	(777,173)	(871,218)
Financing Activities*		
Common shares issued for cash	3,165	4,047,966
Share issue costs	(24,900)	(24,900)
Share subscriptions received	24,190	24,190
Recovery of property costs incurred	388,392	441,093
Management and administration fees received	21,793	27,219
	412,640	4,515,568
Net cash provided during the period	(2,346,157)	341,691
Cash and cash equivalents, beginning of the period	2,693,570	5,722
Cash and cash equivalents, end of the period	$ 347,413	$ 347,413
During the period, the Company paid the following:		
Interest	$ -	$ -

***Supplemental Disclosure of Non-Cash Investing and Financing Activities** – Refer to note 12.

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Mineral Properties
Unaudited
(Stated in Canadian Dollars)

	Balance September 30 2006	Acquisition and Exploration during the 6 month period	Balance March 31 2007
GOLD PROPERTIES			
JBP Linear			
Plan of arrangement acquisition costs [1]	$ -	$ 1,625,276	$ 1,625,276
Acquisition costs	-	-	-
Option payments (cash and shares) [2]	-	49,800	49,800
Exploration costs			
Geological and geochemical	-	26,589	26,589
Drilling	-	121,883	121,883
Stock based compensation	-	30,389	30,389
	-	1,853,937	1,853,937
Recoveries (grant) [3]	-	(54,069)	(54,069)
	-	1,799,868	1,799,868
Golden Promise			
Plan of arrangement acquisition costs [1]	-	374,829	374,829
Acquisition costs	-	-	-
Option payments (cash and shares) [2]	-	-	-
Exploration costs			
Geological and geochemical	-	10,922	10,922
Drilling	-	210,130	210,130
Travel	-	2,063	2,063
Stock based compensation	-	42,821	42,821
	-	640,765	640,765
Recoveries [3]	-	(245,413)	(245,413)
Administration fees	-	(18,592)	(18,592)
	-	376,760	376,760
Other Gold Properties			
Plan of arrangement acquisition costs [1]	-	3,518,620	3,518,620
Option payments (cash and shares) [2]	-	195,000	195,000
Exploration costs			
Geological and geochemical	-	48,490	48,490
Drilling	-	97,885	97,885
Geophysical	-	530	530
Other	-	21,753	21,753
Stock based compensation	-	27,626	27,626
	-	3,909,904	3,909,904
Recoveries [3]	-	(124,723)	(124,723)
Administration fees	-	(7,613)	(7,613)
	-	3,777,568	3,777,568

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION
Statement of Mineral Properties
Unaudited
(Stated in Canadian Dollars)

	Balance September 30 2006	Acquisition and Exploration during the 6 month period	Balance March 31 2007
BASE METALS PROPERTIES			
Lake Douglas			
Plan of arrangement acquisition costs [1]	$ -	$ 267,720	$ 267,720
Acquisition costs	-	-	-
Option payments (cash and shares) [2]	-	95,000	95,000
Exploration costs			
Geological and geochemical	-	81,218	81,218
Drilling	-	1,175	1,175
Geophysics	-	45,182	45,182
Stock based compensation	-	37,295	37,295
	-	527,590	527,590
Other Base Metal Properties			
Plan of Arrangement acquisition costs [1]	-	1,193,259	1,193,259
Acquisition costs	-	550	550
Option payments (cash and shares) [2]	-	280,000	280,000
Exploration costs			
Geological and geochemical	-	16,765	16,765
Drilling	-	43,817	43,817
Geophysics	-	55,685	55,685
Travel	-	420	420
Other	-	7,866	7,866
	-	1,598,362	1,598,362
Recoveries[3]	-	(16,886)	(16,886)
Administration fees	-	(1,013)	(1,013)
	-	1,580,463	1,580,463
Total Mineral Property Costs	$ -	$ 8,062,249	$ 8,062,249

Summary of Expenditures

	Balance September 30 2006	Acquisition and Exploration during the 6 month period	Balance March 31 2007
Plan of Arrangement acquisition costs[1]	$ -	$ 6,979,704	$ 6,979,704
Acquisition costs	-	550	550
Option payments (cash and shares) [2]	-	619,800	619,800
Stock based compensation	-	138,130	138,130
Exploration costs	-	792,375	792,375
Recoveries[3]	-	(441,091)	(441,091)
Administration fees	-	(27,219)	(27,219)
	$ -	$ 8,062,249	$ 8,062,249

1. *Properties acquired pursuant to the Rubicon Plan of Arrangement were valued at their carrying amounts on Rubicon's books, which consisted of historical acquisition and exploration expenditures.*
2. *Option payments include cash and share payments made pursuant to various property agreements. For the 6 month period ended March 31, 2007, a total of $115,000 was paid in cash and $464,800 in share option payments (see note 9).*
3. *Recoveries represent exploration costs funded by partners and a government exploration grant.*

See accompanying notes to the financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in Canada under the Canada Business Corporations Act on July 4, 2006 with no issued share capital and is in the business of acquiring and exploring mineral property interests in Canada. The Company was incorporated to be the recipient of the Newfoundland portfolio of mineral exploration properties previously owned by Rubicon Minerals Corporation ("Rubicon") as part of Rubicon's re-organization under a Plan of Arrangement. The Plan of Arrangement became effective on December 8, 2006.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its Canadian properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the development stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $483,616 at March 31, 2007. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These interim financial statements have been prepared by management in accordance with generally accepted accounting principles ("GAAP") in Canada and follow the same accounting principles and method of computation as the financial statements for the fiscal year ended September 30, 2006. These Interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the financial statements and the accompanying notes for the year ended September 30, 2006. Summarized below are those policies considered particularly significant to the Company.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

Mineral Property Costs

The Company records its interest in mineral properties at cost. Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company's management reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.

Financial Instruments and Financial Risk

The Company's financial instruments consists of cash, temporary investments, amounts receivable, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares or the date of share issuance. Shares issued as property option payments are valued at their fair market value on the date of issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

The Company follows the Standards of the Canadian Institute of Chartered Accountants ("CICA") in connection with accounting for stock option-based compensation. The standard requires that all stock option-based awards made to consultants and employees be recognized in these financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital and the related contributed surplus, originally recognized when the options were granted, is transferred to share capital.

Income Taxes

The Company accounts for the tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Flow-through Shares

The Company has adopted the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders' equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

3. CHANGES IN ACCOUNTING POLICIES

Comprehensive Income

Effective October 1, 2006, the Company adopted new CICA handbook Section 1530, which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Financial Instruments

Effective October 1, 2006, the Company adopted new CICA handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented. No retroactive application of this standard is required.

Pursuant to this standard, the Company is required to classify each category of its financial instruments and restate their carrying values to market where required. The company's financial instruments and classifications are noted below.

Cash equivalents, temporary investments and investments in public companies have been classified as available for sale and as such were revalued to market on October 1, 2006 or upon acquisition. These instruments will be re-valued to market at each succeeding period end. New acquisitions will be immediately revalued to market. Unrealized changes in fair value are recorded as other comprehensive income and included in shareholders' equity.

4. PLAN OF ARRANGEMENT

Pursuant to the Rubicon Plan of Arrangement, the Company received all of the Newfoundland mineral properties and Newfoundland office equipment of Rubicon in exchange for 12,801,768 common shares of the Company and the obligation to issue shares upon the exercise of restated stock options and warrants. These options and warrants represent the portion of the value of Rubicon options and warrants outstanding at the completion of the plan of arrangement attributable to the spun-out Newfoundland assets.

As no substantial change of ownership occurred on the asset transfer to the Company, the exchange was recorded at its net book value, as recorded on the books of Rubicon, as follows:

(Stated in Canadian Dollars)

4. PLAN OF ARRANGEMENT *(continued)*

	$
Assets Received	
Newfoundland mineral properties	6,979,704
Newfoundland office equipment	15,952
Shares Issued	
Shares issued - 12,801,738 common shares	6,995,656

Arrangement Options and Warrants (see note 9)

(a) The Company granted 633,111 stock options to the holders of Rubicon stock options at the exercise price of $0.38 to $0.96 as required by the Plan of Arrangement.

(b) The Company accepted the obligation to issue a total of up to 525,453 shares upon the future exercise of Rubicon warrants outstanding at the completion of the Plan of Arrangement. The Company will receive $0.24 to $0.48 per Paragon share issued as stipulated by the Plan of Arrangement.

5. TEMPORARY INVESTMENTS

Temporary investments consist of banker's acceptance and commercial paper maturing between June 14, 2007 and June 19, 2007 with an aggregate carrying value and fair value of $2,477,198 on March 31, 2007. Effective interest rates are between 4.17% and 4.24%.

6. EQUIPMENT

The Company's Equipment at the end of the period is summarized as follows:

			March 31, 2007	September 30, 2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and office equipment	$ 2,686	$ (67)	$ 2,619	$ -
Computer equipment	16,907	(634)	16,273	-
	$ 19,593	$ (701)	$ 18,892	$ -

7. OTHER INVESTMENTS

The Company's other investments at the end of the period are summarized as follows:

	March 31, 2007		September 30, 2006	
	Carrying Value	Market Value	Carrying Value	Market Value
Public company shares	$ 7,008	$ 7,008	$ -	$ -

(Stated in Canadian Dollars)

8. MINERAL PROPERTIES

The following Newfoundland properties were acquired during the 6 months ended March 31, 2007, including those acquired pursuant to the Rubicon Plan of Arrangement.

GOLD PROPERTIES

JBP Linear Property

Pursuant to the Plan of Arrangement, the Company acquired a 100% interest in the JBP Linear property, subject to advance royalties of $15,000 per year commencing in 2007 and up to 3% Net Smelter Return (NSR) royalties.

Golden Promise Property

Pursuant to the Plan of Arrangement, the Company acquired a 100% interest in the Golden Promise Property subject to a final option payment of $15,000 in 2007, advance royalties of $20,000 per year commencing in 2007 and up to 2% Net Smelter Return (NSR) royalties.

The Company has granted an option to acquire an interest in its Golden Promise Property as follows:

Golden Promise Property Option - Crosshair Exploration & Mining Ltd. ("Crosshair")

The property is subject to an option granted to Crosshair on May 1, 2006. Under the terms of the agreement, Crosshair must spend $4.0 million over four years, including $750,000 firm in the first year, make share payments totaling 80,000 shares including 20,000 shares firm in the first year and make underlying property payments, to earn a 60% interest in the project.

Other Gold Properties

Pursuant to the Plan of Arrangement, the Company acquired a portfolio of 15 other gold properties. The Company holds a 100% interest in all these other gold properties, with the exception of the Appleton Linear property where the Company can earn a 100% interest, by making cash and share payments. The other gold properties are subject to varying NSR Royalties of up to 3%, of which up to 50% can be re-purchased by the Company.

Outstanding option payments on optioned properties include:

Appleton Linear property

The Company holds the option to earn 100% interest in 3 of 4 properties (Appleton, Bowater and Linear) that collectively, along with the 100% owned Golden Bullet property forms the Appleton Linear property. To earn 100% interest the Company must make $340,000 ($45,000 paid) in cash option payments and issue 180,000 shares (60,000 shares issued). Advanced royalties of $25,000 per year commence on the Golden Bullet property in 2007

The Company has granted options to acquire interests in its Other Gold Properties as follows:

Huxter Lane Option Agreement – Meridian Gold Inc. ("Meridian")

Meridian. holds an option to acquire up to a 55% interest in the Company's Huxter Lane Gold Property. Under the terms of the agreement, Meridian can earn a 55% interest in the property by spending $1,000,000 over a period of three years and making underlying cash payments to the vendor. Meridian may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision. Advanced royalties of $10,000 per year begin in May, 2007.

(Stated in Canadian Dollars)

8. **Mineral Properties** *(continued)*

Victoria Lake Option Agreement (South Golden Promise gold property) - Crosshair Exploration & Mining Ltd.

Crosshair holds an option to acquire a 60% interest in four of the Company's gold and base metal properties including South Golden Promise property, Barren Lake property, Victoria Lake property and Victoria Lake 10188M property. Under the terms of the agreement, Crosshair must spend $1.75 million over a four-year period and issue a total of 400,000 shares (400,000 paid to Rubicon). See below for further details on base metals properties.

BASE METAL PROPERTIES

Lake Douglas Property

Pursuant to the Plan of Arrangement, the Company acquired an option to earn a 100% interest in the Lake Douglas property, pursuant to two agreements, by issuing 450,000 common shares and paying $500,000 in cash over 5 years according to the following schedule (all in addition to previous payments made by Rubicon pursuant to the option agreement):

Share option payments: 450,000 shares by January, 2011 (50,000 shares issued)
Cash option payments: $500,000 by January, 2011 ($50,000 paid)

The property is subject to a 2% Net Smelter Return (NSR) royalty, of which Paragon may purchase 1% for $1,000,000 and a right of first refusal on the remaining 1% NSR

Other Base Metal Properties

Pursuant to the Plan of Arrangement, the Company acquired a portfolio of 8 other base metal properties with interests of 51% (Seal Bay, West Cleary), the option to earn a 100% interest in the Victoria Lake 10188M property, the option to earn a 100% interest in the South Tally Pond property, and 100% interest in the remaining properties. The properties are subject to NSR royalties of up to 2.5%

Included in this group is the Seal Bay property, in which the Company holds a 51% interest to be formalized as a joint venture with Xstrata (formerly Falconbridge).

Included in this group is the West Cleary property, in which the company holds a 51% interest to be formalized as a joint venture with Xstrata (formerly Falconbridge).

Included in this group is the Pt. Leamington property, for which the Company may purchase a 0.5% NSR for $500,000.

Outstanding option payments on optioned properties include:

South Tally Pond Property Option Agreement

a) Issue 250,000 shares on December 15, 2006, the option effective date (issued);
b) Issue 250,000 shares on December 15, 2007;
c) Issue 500,000 shares on the earlier of December 15, 2014 or the completion of a bankable feasibility study;
d) Fund exploration expenditures of $30,951 incurred by the optionor prior to the option effective date (paid).

(Stated in Canadian Dollars)

8. Mineral Properties *(continued)*

The Company has granted options to acquire interests in its Other Base Metal Properties as follows:

Victoria Lake Option Agreement (Barren Lake, Victoria Lake and Victoria Lake 10188M properties) – Crosshair Exploration & Mining Ltd.

Crosshair holds an option to acquire a 60% interest in four of the Company's gold and base metal properties including South Golden Promise (see Other Gold Properties), Barren Lake property, Victoria Lake property and Victoria Lake 10188M property. Under the terms of the agreement, Crosshair must spend $1.75 million over a four-year period and issue a total of 400,000 shares (400,000 paid to Rubicon). On June 6 2006, the Victoria Lake 10188M Property was incorporated into the Victoria Lake Agreement, whereby Crosshair makes the underlying property option payments.

A final, cash option payment of $67,500 is due the vendors of the property in 2007. The property is under option to Crosshair under the Victoria Lake Option Agreement, whereby Crosshair makes the underlying property option payments.

During the year to date period, Crosshair terminated the parts of the option in respect to the Barren Lake property and two licenses in the South Golden Promise property and returned these properties to the Company.

9. SHARE CAPITAL

Private Placement

In December 2006, the Company received the proceeds from a private placement financing that had been completed in the prior year, with funds held in escrow pending completion of the Rubicon Plan of Arrangement. The Company issued 3,179,000 non-flow-through units at $0.50 per unit and 4,092,168 flow-through shares at $0.60 per share for aggregate proceeds of $4,044,800. Each non-flow-through unit consists of one common share and one warrant. Each warrant entitles the holder to purchase an additional common share for an exercise price of $1.00 for a period of two years.

Pursuant to the issue of flow-through shares, the Company became committed to expend $2,455,301 on eligible Canadian Exploration Expenditures before December 31, 2007. The cash received was restricted to use on this purpose. As at March 31, 2007 the amount of $2,026,156 of this commitment remained outstanding.

PARAGON MINERALS CORPORATION

Notes to the Financial Statements - unaudited
March 31, 2007
(Stated in Canadian Dollars)

9. SHARE CAPITAL *(continued)*

a) Authorized share capital consists of an unlimited number of common shares without par value.

	6 Months Ended March 31, 2007		Period from incorporation to September 30, 2006	
	Number of Shares	$	Number of Shares	$
Balance, beginning of the period	-	-	-	-
Plan of Arrangement for property and office equipment	12,801,738	6,995,656	-	-
Private placements – non-flow-through	3,179,000	1,589,500	-	-
Private placements – flow-through	4,092,168	2,455,301		
Mineral properties	460,000	464,800	-	-
Options exercised	1,250	700	-	-
Warrants/Agent Options exercised	40,770	12,060	-	-
Less: subscriptions receivable	-	(9,595)	-	-
Less: reduction on flow through renunciation	-	(886,855)	-	-
Less: share issue costs	-	(24,900)	-	-
Balance, end of the period	20,574,926	10,596,667	-	-

b) The following is a summary of changes in contributed surplus which consists entirely of stock based compensation transactions.

	6 Months Ended March 31, 2007	Period from incorporation to September 30, 2006
Balance at beginning of period	$ -	$ -
Stock-based compensation - operations	247,608	-
Stock-based compensation - properties	138,131	-
Balance at end of period	$ 385,739	$ -

c) Stock Options

The Company has adopted an incentive stock option plan authorizing the issue of up to 20% of the amount of shares issued as at the initial listing date on the TSX Venture Exchange, 4,014,581 options. Under the plan, options may only be issued to directors, officers, employees and consultants of the Company and must be subject to a vesting period as required under TSX Venture Exchange policies. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the fair market value of the Company's shares on the date of the grant.

(Stated in Canadian Dollars)

9. SHARE CAPITAL *(continued)*

The following is a summary of the changes in the Company's outstanding stock options.

	6 Months Ended March 31, 2007		Period from incorporation to September 30, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Balance at beginning of the period	-	-	-	-
Granted pursuant to the Plan of Arrangement	633,111	0.62	-	-
Other grants during the period	1,445,000	0.70	-	-
Exercised during the period	(1,250)	0.56	-	-
Expired or forfeited during the period	(27,393)	0.73	-	-
Outstanding at end of the period	2,049,468	0.62	-	-

The fair value of employee options, granted during the period including option granted pursuant to the Rubicon Plan of Arrangement has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	6 Months Ended March 31, 2007	Period from incorporation to September 30, 2006
Risk-free interest rate	4.01%	n/a
Expected life	4.21 years	n/a
Expected volatility	81%	n/a
Expected dividend yield	0%	n/a

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

Summary of stock options outstanding:

March 31, 2007			
	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
	16,666	0.38	3.51
	25,000	0.42	3.54
	93,331	0.47	0.44
	37,500	0.48	0.38
	33,333	0.49	3.79
	625	0.56	0.31
	16,666	0.65	0.36
	33,333	0.66	0.27
	244,997	0.67	2.92
	39,686	0.69	2.84
	56,665	0.84	1.91

PARAGON MINERALS CORPORATION

Notes to the Financial Statements - unaudited
March 31, 2007
(Stated in Canadian Dollars)

9. SHARE CAPITAL *(continued)*

Summary of stock options outstanding (continued):

	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
	6,666	0.96	4.14
	1,445,000	0.70	4.93
Total stock options	2,049,468	0.68	4.11

d) Summary of warrants and agent options outstanding:

March 31, 2007		Number Outstanding	Weighted Average Price	Weighted Average Life
			$	Years
Warrant and agent option obligation under Plan of Arrangement	(1)	385,591	0.31	0.46
Warrants issued on financing		3,179,000	1.00	1.69
Total warrants and agent options		3,564,591	0.92	1.56

1) The agent compensation options obligation include options for 4,651 units exercisable for $0.24 to the Company, consisting of 1 share and ½ share purchase warrant expiring August 12, 2007.

10. ACCUMULATED OTHER COMPREHENSIVE LOSS

	6 Months Ended March 31, 2007	Period from incorporation to September 30, 2006
	$	$
Accumulated other comprehensive loss, beginning of period	-	-
Other comprehensive loss for the period	2,843	-
Accumulated other comprehensive loss, end of period	2,843	-
Components of other comprehensive loss:		
Unrealized losses on temporary investments	916	-
Unrealized losses on public company shares	1,927	-
Accumulated other comprehensive loss, end of period	2,843	-

(Stated in Canadian Dollars)

11. RELATED PARTY TRANSACTIONS

The Company has one common director and CFO with Rubicon Minerals Corporation and has a cost sharing agreement with Rubicon for office, accounting and investor relation services.

(a) During the period, the Company paid or accrued to Rubicon $81,641 for shared and reimbursable costs, $150,000 for the Company's share of the costs incurred on the Rubicon Plan of Arrangement and $68,540 for refundable staking security deposits posted by Rubicon on the Company's properties. As at March 31, 2007, the Company owed Rubicon $258,000 and was owed $74,000 by Rubicon for grants received on Paragon's behalf and for salary reimbursements. The net balance is included in accounts payable and accrued liabilities.

(b) Rubicon Plan of Arrangement

See note 4 for details of the completion of the plan of arrangement with Rubicon.

(c) NRD Agreement

Pursuant to an agreement with Rubicon, the Company may receive the following as proceeds from the optioning of certain mineral property interests in Newfoundland, where the optionees elect to continue the options.

i) 125,000 shares of Ucore Uranium Inc. over 2 years (issued in escrow; 31,250 released subsequent to the period end)
ii) 30,020 shares of Ucore Uranium Inc as option payments on 3 properties (5,840 shares received during the period). Future payments will be recorded upon receipt.

All these transactions were, or will be, recorded at their fair value amounts and were incurred in the normal course of business, except transactions with Rubicon, related to the plan of arrangement which were recorded at Rubicon's carrying amounts.

12. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the period ended March 31, 2007, the Company issued 460,000 common shares at a value of $464,800 for mineral properties and recorded stock based compensation of $131,130 as mineral property costs. Included in accounts payable and accrued liabilities at March 31, 2007 is $174,857 of mineral property costs.



PARAGON MINERALS CORPORATION

Management's Discussion & Analysis

Second Quarter Ended March 31, 2007

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

Introduction

The following Management Discussion and Analysis of the financial position and results of operations of Paragon Minerals Corporation ("Paragon" or the "Company"), dated May 30, 2007, should be read in conjunction with the unaudited financial statements for the period ended March 31, 2007 and the audited financial statements for the period from incorporation to September 30, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless specified.

Paragon is a Canadian-based junior exploration company engaged in the acquisition, exploration and development of gold and base metal projects, specifically within the Province of Newfoundland and Labrador. The Company has a significant portfolio of gold and base metal exploration properties in Newfoundland, which it is exploring through a combination of partner funded exploration and Company funded exploration. The Company is listed on the TSX Venture Exchange under the symbol "PGR".

The Company's head office and principal business address is Suite 1540 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 and it's registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2V6.

Overview

The Company was incorporated as "Paragon Minerals Corporation" under the Canadian Business Corporations Act ("CBCA") on July 4, 2006 in order to facilitate a Plan of Arrangement under which Rubicon Minerals Corporation ("Rubicon"), a public company whose shares are listed on the Toronto Stock Exchange and American Stock Exchange, would proceed with a reorganization which would have the result of dividing it's mineral assets between three separate public companies: the then existing Rubicon and two newly created companies, namely the Company and CopperCo Resource Corp ("CopperCo"). Upon completion of the Plan of Arrangement on December 8, 2006, the Company acquired the exploration assets held by Rubicon in the Province of Newfoundland & Labrador and the Territory of Nunavut. For additional details on the Arrangement, please refer to the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com.

During the six month period ended March 31, 2007, the Company spent approximately $800,000 on exploration including partner funded projects. Net losses for the six months and three months ended March 31, 2007 were $359,338 and $152,867 respectively.

Significant Events and Transactions

On February 21, 2007, the Barren Lake Property under option to Crosshair Exploration & Mining was returned to the Company. The Company retains a 100% interest in the base metal property.

On March 1, 2007, the Company granted incentive stock options to Directors, Officers, Employees and Consultants of the Company to purchase a total of 1,390,000 common shares at an exercise price of CDN $0.70 per share.

On March 29, 2007, the Company held its Annual General Meeting at the Company's office in Vancouver. All proposed resolutions were passed unanimously.

Effective June 1, 2007, the Company and Mr. Garfield MacVeigh, the Company's Vice-President Exploration, mutually agreed that his management position with the Company would change from Vice-President Exploration to Chief Geologist. In the capacity of Chief Geologist, Mr. MacVeigh would continue to provide technical expertise to the Company's projects and personnel in Newfoundland & Labrador on a regular basis. The Company is preparing a new contract with Mr. MacVeigh to reflect this change in position. Mr. MacVeigh is also a Director of the Company and remains firmly committed to the success of Paragon Minerals Corporation.

Minerals Properties

Pursuant to the Arrangement, Rubicon transferred to the Company its gold and base metal mineral properties located in the Province of Newfoundland & Labrador and the Territory of Nunavut on December 8, 2006. Through this transaction, the Company acquired a total of 27 exploration properties of which four are currently under option to exploration partners and two pending Joint Venture agreements. The properties are further described on the Company website and in Paragon's Management's Discussion and Analysis for period ending December 31, 2006

Exploration Update

Exploration on Company projects during the period focused on two partner-funded drill programs that include the Golden Promise project (Crosshair Exploration & Mining Ltd) and the Huxter Lane project (Meridian Gold Inc). The Company also funded two 100% company-owned projects during the period, which included a nine-hole (2107 metre) diamond drill program on the JBP Linear project and a 1200 sample soil geochemistry program on the Lake Douglas base metal project.

During the six month period ended March 31, 2007, the Company spent $792,056 on exploration (excluding stock based compensation) including $405,035 on its 100% owned properties ($54,000 JEAP grant funded) and $387,021 on optioned out properties, funded by partners.

Results from the exploration work during the period are summarized below with additional project information available on the Company website.

JBP Linear Project (gold)

On January 15, 2007 the Company completed a drill program (nine holes; 2,107 metres) on its 100% owned JBP Linear property located 15 kilometres northwest of Gander, Newfoundland. Previous drilling on the property has identified a significant, gold-bearing vein system at the H-Pond and Pocket Ponds prospects. The drill program, which began on November 22, 2006, was designed to further define the H-Pond zone and to test a new area where a high-grade quartz float occurrence assaying up to 798.87 g/t gold (25.68 oz/t gold) was discovered in December 2005.

A total of seven drill holes (1,439 metres) were completed on the H-Pond Zone and successfully extended the known gold mineralization an additional 250 metres to the south. The mineralization at H-Pond, which is interpreted to have a steep westerly plunge, now extends over a 700 metre strike length and to a depth of 250 metres. The zone is open in all directions. All seven drill holes intersected multiple, mineralized quartz veins over widths up to 18.35 metres (HP-06-34) that are enveloped by intense sericite, chlorite and iron carbonate alteration. Visible gold was recognized in four of the seven drill holes. Two reconnaissance drill holes (HP07-36, HP07-37) were completed on two target areas located 2.5 and 0.8 kilometres northeast and on trend with the H-Pond Prospect. Drill results are available on the Company website.

The current drill program has further established the association of the gold mineralization at H-Pond with a distinct geophysical signature as defined by an orientation Induced Polarization (IP) survey. Subtle IP chargeability highs appear to locate the gold mineralization within distinct IP resistivity lows that mark the surrounding carbonate-sericite alteration. The IP resistivity low associated with the H-Pond gold-bearing altered zones correlate well with a more extensive airborne geophysical resistivity low that the recent drilling has identified as significant linear alteration systems, several of which transect the JBP Linear Property. The Company plans to extend the IP geophysics coverage (approximately 60 line km) in the H-Pond prospect area in June. A follow-up drill program (1500 metres) is planned for August.

Golden Promise Project (gold)

On February 12, 2007, the Company and its partner Crosshair Exploration & Mining Ltd ("Crosshair") completed a Phase II drill program (14 drill holes; 3,073 metres) at the Golden Promise Project located in north-central Newfoundland, approximately 35 kilometres west of Grand Falls-Windsor. The project is being explored under the terms of an option agreement between Paragon and Crosshair, whereby Crosshair can earn a 60% interest by spending $4.0 million over four years including $750,000 firm in the first year of the agreement. Previous drilling on the project has identified a significant gold-bearing vein system at the Jaclyn Main Zone. The Phase 2 program, which started on November 12, 2006, was aimed at further testing this gold-bearing zone.

The Phase II drill program continued to extend the known gold mineralization at the Jaclyn Main Zone by an additional 200 metres to the east and 75 metres to the west. Mineralization within the zone, which is interpreted to have a moderate easterly plunge, now extends over a 750 metres strike length and to a depth of 225 metres. The zone is open along strike and to depth. Thirteen of the fourteen drill holes that intersected the Jaclyn Main Zone contained quartz veining over widths of up to 6.85 metres with visible gold recognized in ten of the drill intercepts. Drill results are available on the Company website.

Paragon and partner Crosshair have reviewed results from the 2006-2007 drilling programs and are preparing plans for additional drilling at the Golden Promise Project. Also, in order to further evaluate the "nugget effect" commonly associated with this style of gold mineralization, the Company and Crosshair are investigating the possibility of selecting suitable area(s) to expose the Jaclyn Main Zone and collecting a mini-bulk sample. The sample is aimed at evaluating the gold-grade continuity within the vein zone. Other targets areas on the property include the Jaclyn North zone, a paralleling gold-bearing quartz vein system that occurs 250 metres northwest of the Jaclyn Main

Huxter Lane Project (gold)

On April 21, 2007, the Company completed a Phase II drill program (7 holes, 1802 metres), on its partner funded Huxter Lane property, located approximately 60 kilometres south of Grand Falls-Windsor, Newfoundland. The Huxter Lane Property is a bulk mineable gold target being explored under the terms of an option agreement between Paragon and Meridian, whereby Meridian can earn up to 55% interest by spending $1.0 million in 3 years and up to 70% interest by making a positive production decision.

The Phase II drill program extended the known gold mineralization of the Mosquito Hill Zone over a strike length of 750 metres and to a vertical depth of 125 metres. Six of the seven drill holes intersected the shallow to moderate-dipping gold-bearing porphyry over drilled widths of 21 to 113 metres (estimated true thickness 21 to 90 metres). The mineralized porphyry typically contains up to 15% disseminated and vein-hosted arsenopyrite-pyrite mineralization. The porphyry remains open along strike and to depth. Highlights of the recent drilling include ***2.00 g/t gold over 16.85 metres*** (HX07-24) and ***0.67 g/t gold over 103.35 metres*** (HX07-20).

Paragon and Meridian are very encouraged by the continuity and thickness of the near surface gold-bearing porphyritic intrusion. The mineralized porphyry remains open along strike and to depth and shows excellent potential for extension. The porphyry is characterized by strong silica, sericite and iron-carbonate alteration with significant sulphide mineralization occurring throughout. The current drill data is being reviewed by both companies and includes an initial metallurgical test on two 15 kg samples from two drill holes (HX07-20 and HX07-24). A Phase III drill program is being planned for 2007.

Lake Douglas Project (base metal)

During the period, the Company completed a 1,333 sample soil geochemistry program over three grids on the 100% company-owned Lake Douglas property. Results from the sampling indicate anomalous to highly anomalous multi-element base metal soil zones on all three grid areas. On the Lake Douglas Grid, where massive sulphides were discovered and trenched in September 2006, a coincident zinc–lead–silver soil anomaly now extends over a strike length of 1.4 kilometres and up to 400 metres wide. The

Flexure Grid and the adjoining LOTW Grid, centered 4.7 kilometres and 6.1 kilometres along strike to the southwest, show well developed zinc-lead- silver-antimony-arsenic over a combined strike length of 4.4 kilometres.

The Company is currently completing an airborne geophysical survey over the property. Geological mapping and sampling programs is scheduled to begin in early June with a 2000 metres drill program planned for late August. Additional information on the Company's exploration projects is available on the Company website at www.paragonminerals.com

Other Properties

In the South Tally Pond area, located immediately southwest of Aur Resources Duck Pond deposit, the Company acquired by map staking, the Higher Levels Prospect. Historically, three drill holes have been completed on the property, one of which contains an 18.5 metre drill intersection of massive sulphides that contains anomalous zinc. The massive sulphide horizon is hosted within a similar geological environment to that of the Duck Pond deposit and the Company's Lemarchant massive sulphide prospect.

Exploration Outlook

The Company's exploration plans for the 3rd and 4th quarter (June to September) will focus on its 100% owned gold projects in the Gander area (JBP Linear, Appleton Linear, New World) and its base metal projects in central Newfoundland, specifically the Lake Douglas, South Tally Pond and Harpoon projects. Planned exploration work over the period includes airborne and ground geophysical surveys, geological mapping and geochemical surveys and approximately 6,000 metres of diamond drilling is anticipated on these five projects.

The Company remains committed to maintaining and attracting exploration partners to advance its portfolio of gold and base metal projects. As of May 24, 2007, the Company has two active exploration partners on four of its projects. The Company is the operator on two of the four partnered projects. The Company anticipates the continued exploration by its partners in 2007 with approximately 3,500 metres of partner-funded drilling planned for the period.

Results of Operations

For the six and three months ended March 31, 2007, the Company incurred net losses of $359,338 and $152,867 respectively. Significant expenses for the six and three months ended March 31, 2007 included:

- $247,609 (six months) $112,428 (three months) in stock based compensation adopted under the plan of arrangement and from new grants in the current quarter.
- $113,748 (six months) $90,971 (three months) in administration salaries and management fees.
- $23,360 (six months) $23,360 (three months) for transfer agent and filing fees including the TSX Venture exchange listing fees and annual fee.
- $23,526 (six months) $15,485 (three months) for investor relations including costs for VP Investor Relations, conference, logo and web site design costs.

The significant costs above were offset by $210,670 in future income tax recoveries related to the renunciation of costs for the flow through program.

As this is the first full year of operations, there is no comparative period.

Selected Quarterly Information

The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars. The Company was incorporated July 4th, 2006, at the beginning of the period ended September 30, 2006 and therefore the figures for that period represent a partial quarter.

	March 31 2007	December 31 2006	Period from July 4 (incorporation) to September 30 2006
	$	$	$
Interest and miscellaneous income	31,880	5,754	-
Net loss	(152,867)	(206,471)	(124,278)
Basic and diluted loss per share *	(0.01)	(0.03)	N/A

* - no shares had been issued as of September 30, 2006.

Liquidity and Capital Resources

As at March 31, 2007, the Company had cash and cash equivalents and short term money market investments of $2.8 million compared to $5,722 at September 30, 2006. Working capital was $3.1 million at March 31, 2007. The increase in cash is due to the financing described below.

Other sources of funds, during the quarter, included recovery of exploration costs and administration fees from optionees of the Company's properties - $468,312.

If the Company is to continue its planned operations and exploration expenditures, it will require further equity financing at some time in the following 12 months. The Company's ability to finance is dependent upon various risk factors including market conditions and results of exploration programs.

Financing

The Company completed a $4.04 million non-brokered private placement on September 7, 2006. All funds from the private placement were held in escrow pending completion of the Plan of Arrangement and were released on December 8, 2006. The financing included the issue of 3,179,000 non-flow-through units at $0.50 per unit and 4,092,168 flow-through shares at $0.60 per share. Each non-flow-through unit consists of one common share and one warrant. Each warrant entitles the holder to purchase an additional common share for an exercise price of $1.00 for a period of two years. Proceeds of $2.45 million, received for flow-through shares, are to be used exclusively for Canadian Exploration Expenditures to be completed by December 31, 2007. At the period end, $2,026,156 of this commitment remained outstanding.

Significant investors in this financing included Altius Resources Inc. - $1.9 million and Sprott Asset Management - $400,000.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than that which is disclosed under note 8(c) "NRD Agreement", of the financial statements.

Related Party Transactions

The Company shares a director, David Adamson and the CFO, Robert Lewis, with Rubicon Minerals Corporation and as such, Rubicon is a related party. In addition, Paragon's CEO, Michael Vande Guchte, provides advisory services to Rubicon on a 25% time basis. The Company currently has a cost sharing arrangement with Rubicon for office facilities and administrative services. See note 10 to the financial statements for additional details.

Critical Accounting Policies

The Company's significant accounting policies are described in Note 2 of the March 31, 2007 interim financial statements. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of mineral property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of compensatory warrants or agents stock options are calculated and recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. Employee and consultant options are expensed over the period in which related services are rendered. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions and estimates including the Company's future stock volatility, expected life of options granted, and the risk free interest rate. The Company believes its estimates are reasonable under the circumstances.

Flow-through share renunciations

Upon the renunciation of the tax benefits of exploration expenditures to flow-through shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of the tax deduction transferred to shareholders. In instances where the Company has available tax loss carry

forwards or other deductible temporary differences, the benefits of which have not previously been recognized, those benefits will be re-instated and credited to income in the period of renunciation.

Changes in Accounting Policies including Initial Adoption

Comprehensive Income, Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530

Effective October 1, 2006, the Company adopted new handbook Section 1530, which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Equity, CICA Handbook Section 3251

Effective October 1, 2006, the Company adopted new handbook Section 3251 which establishes standards for the presentation of equity and changes in equity during a reporting period as a result of the comprehensive income reporting requirements of new Section 1530.

Financial Instruments, CICA Handbook Section 3855

Effective October 1, 2006, the Company adopted new handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

None of the above new accounting standards have a significant impact on the Company's business or financial statements.

Outstanding Share Data

As at May 30, 2007, the Company had the following common shares, stock options and warrants outstanding:

Issued and Outstanding Common shares	20,677,071
Stock options	
Plan of Arrangement Distribution Options*	604,468
Options granted during the period	1,445,000
Warrants	
Plan of Arrangement Distribution Warrants* (including embedded in units)	390,038
Paragon Private Placement Warrants	3,179,000
Fully diluted shares outstanding	26,295,577

* Warrant and Option obligations accepted by Paragon pursuant to the Plan of Arrangement.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risk. While risk management cannot eliminate the impact of potential risks, the Company strives to manage such risks to the extent possible and practical. The following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. The Company properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Title

There is no guarantee that title to properties in which Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company currently conducts exploration activities in the Canadian Province of Newfoundland and Labrador. Such activities are subject to various laws, rules and regulations governing the protection of the environment. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping. Environmental hazards may exist on the Companies properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Governmental Regulation

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

Qualified Person

The JBP Linear project work was carried out by Paragon geologists, Amy Newport and Steve House, and supervised by Qualified Person David Copeland, M.Sc., P.Geo. All drill holes were NQ size. Core samples were cut in half on site and half of each sample interval was shipped to Eastern Analytical Limited of Springdale, Newfoundland for gold analysis. Gold assays were carried out by metallic screen fire assay method and 1 A.T. fire assay at Eastern Analytical Limited. Blanks and gold standards were inserted into the sample stream once every 20 samples. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. ALS Chemex of North Vancouver, BC completed multi-element analyses and gold check assays on sample pulps. Sample batches were reanalyzed if any aberrations in the data were observed.

The Golden Promise Project work was carried out by David Mullen, Consulting Geologist to Paragon and supervised by Qualified Person David Copeland, M.Sc., P.Geo. All drill holes were NQ size. Drill core samples were cut in half on site and half of each sample interval was shipped to Eastern Analytical Limited of Springdale, Newfoundland for gold analysis. Gold assays were carried out by metallic screen fire assay method and 1 A.T. fire assay at Eastern Analytical Limited. Blanks and gold standards were inserted into the sample stream once every 20 samples. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. ALS Chemex of North Vancouver, BC completed multi-element analyses and gold check assays on sample pulps. Sample batches were reanalyzed if any aberrations in the data were observed.

The Huxter Lane Project work was carried out by and supervised by Qualified Person Steve House, B.Sc., P.Geo. All drill holes were NQ size. Drill core samples were cut in half on site with half of each sample interval submitted to Eastern Analytical Limited of Springdale, NL for gold analysis. Gold assays were carried out by 1 A.T. fire assay at Eastern Analytical Labs. Blanks and gold standards were inserted into the sample stream once every 20 samples. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. ALS Chemex of North Vancouver, BC completed multi-element analyses and gold check assays on sample pulps. Sample batches were re-analyzed if any aberrations in the data were observed.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the 3 months ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Forward Looking Statements

The Company's interim financial statements for the 6 months ended March 31, 2007 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation, liquidity and effects of accounting policy changes. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Form 52-109F2 - Certification of Interim Filings

I, Michael Vande Guchte, CEO of Paragon Minerals Corporation certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Paragon Minerals Corporation, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or *omit* to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining *disclosure* controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007.

"Michael Vande Guchte"

CEO, Paragon Minerals Corp.

Form 52-109F2 - Certification of Interim Filings

I, Robert Lewis, CFO of Paragon Minerals Corporation certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Paragon Minerals Corporation, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or *omit* to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining *disclosure* controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007.

"*Robert Lewis*"

CFO, Paragon Minerals Corp.

NEWS RELEASE PARAGON MINERALS CORPORATION

PR06-01 December 11, 2006

PARAGON MINERALS ANNOUNCES COMPLETION OF NEWFOUNDLAND SPINOFF

Paragon Minerals Corporation ("Paragon") is pleased to announce that Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX; "Rubicon") has now closed its Plan of Arrangement (the "Arrangement"), effective December 8, 2006. The Arrangement was undertaken by Rubicon to complete the separation of its Red Lake Assets, its Newfoundland Assets, and its African Kalukundi Copper-Cobalt asset.

As a result of the Arrangement and with respect to Paragon, all Rubicon shareholders who hold Rubicon shares on the Share Distribution Record date (December 19, 2006) will automatically receive one new common share of Paragon in exchange for every six common shares of Rubicon held by such shareholder. Pursuant to the Arrangement, Paragon acquired all of Rubicon's Newfoundland assets.

Paragon has raised total proceeds of $4,044,800 through a non-brokered private placement consisting of 4,092,168 Flow-Through Special Warrants at a price of $0.60 per special warrant and 3,179,000 Non Flow-Through Special Warrants at a price of $0.50 per special warrant. Under the Arrangement, each Paragon Flow-Through Special Warrant automatically converted into one flow-through Paragon common share, and each Paragon Non Flow-Through Special Warrant automatically converted into one non flow-through Paragon common share and one non flow-through Paragon share purchase warrant, with one whole non flow-through Paragon share purchase warrant entitling the holder to purchase one additional non flow-through Paragon common share at a price of $1.00 for a term of two years.

As a result of the Arrangement becoming effective, 20,322,922 common shares of Paragon are issued and outstanding. Altius Resources Inc ("Altius") is Paragon's largest shareholder with 16.2% of Paragon's issued and outstanding shares immediately following the Arrangement, as a result of Altius' participation in the Paragon financing.

The common shares of Paragon have been conditionally accepted for listing by the TSX Venture Exchange and will be listed under the symbol "PGR", subject to satisfaction of customary conditions of the Exchange, including filing of all required documentation. The TSX Venture Exchange will issue a notice confirming the date on which the Paragon common shares will be posted for listing.

For further information on the Arrangement and Paragon financing see Rubicon's News releases dated December 8, November 28, September 11 and June 22, 2006 and filed on SEDAR.

PARAGON MINERALS CORPORATION

Michael Vande Guchte

____
President & CEO

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding Rubicon's Plan of Arrangement and in particular post-Effective Date matters such as the distribution of shares of Paragon and the anticipated commencement of trading of Paragon's common shares on the TSX Venture Exchange.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals (including satisfaction of listing and other conditions imposed by stock exchanges), and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol : PGR PR06-02 December 15, 2006

PARAGON MINERALS CORPORATION TO BEGIN TRADING ON THE TSX VENTURE EXCHANGE

Paragon Minerals Corporation ("Paragon") is pleased to announce that Paragon will begin trading on the TSX Venture Exchange on Friday, December 15th, 2006 under the symbol PGR – TSX.V. Paragon was formed in July 2006 to facilitate the spinout by Rubicon Minerals Corporation ("Rubicon"; RMX-TSX; RBY-AMEX) of its Newfoundland assets by way of Plan of Arrangement, which was completed on December 8, 2006. Paragon has approximately CDN$4.0 million in cash and, upon listing on the TSX Venture Exchange will have 20,322,922 common shares issued and outstanding. Altius Resources Inc ("Altius") is Paragon's largest shareholder with 16.2% of issued and outstanding shares as a result of its participation in the Paragon private placement financing which completed in September, 2006 (see Rubicon News Release dated September 11, 2006).

About Paragon Minerals Corporation

Paragon Minerals Corporation (PGR-TSX.V) is a new junior exploration company engaged in the acquisition, exploration and development of mineral properties, specifically in Newfoundland and Labrador. The company has a dedicated technical team and an impressive portfolio of gold and base metal projects that have excellent potential for mineral deposit discovery. Paragon also provides shareholder exposure to exploration success through strategic partnerships with other senior and junior mining companies on its properties. Six projects are currently under option to Meridian Gold and Crosshair Exploration & Mining and two projects are subject to Joint Venture agreements with Xstrata (formerly Falconbridge).

Exploration Plans

Paragon has extensive exploration programs planned for the next 12 months. Approximately $3.5 million in exploration spending is planned for the company's projects in 2007, of which 40% is estimated to come from partner funded exploration projects. A minimum of 12,000 metres of drilling is planned on seven projects in 2007, with two projects currently being drilled (see below). Key projects include:

Gold projects

- A 3000-metre drill program is in progress on the Golden Promise project. Previous drilling has identified a significant gold-bearing vein system, the Jaclyn Main Zone over a strike length of 475 metres and 192 metres depth. Drill intersections include **17.69 g/t gold over 2.30 metres and 93.71 g/t gold over 1.40 metres including 327.97 g/t gold over 0.40 metres**. The property is under option to Crosshair Exploration & Mining ("Crosshair"; CXX – TSX.V), whereby Crosshair can earn a 60% interest in the property by spending $4.0 million over four years. Crosshair is completing its first year expenditure commitment of $750,000.

- A 2000-metre drill program is in progress on the 100% company owned JBP Linear project, located 13 kilometres west of the town of Gander. **Previous drill results (28 holes) include 16.23 g/t gold over 2.4 metres.** Drilling is targeting the previously drilled H-Pond prospect and a new prospect area (Area 799) located 2.7 km northeast of the H-Pond prospect where samples of a large (80 cm by 75 cm by 65 cm) angular **gold bearing boulder assayed up to 25.68 oz/t gold (798.87 g/t gold).** The JBP Linear is a turbidite hosted gold prospect that is interpreted to show strong similarities to the 18 million ounce Bendigo gold trend in Southeast Australia.

- The Huxter Lane Property is under option to Meridian Gold ("Meridian", MDG-NYSE; MNG-TSX), whereby Meridian can earn a 55% interest by spending $1.0 million over three years. Meridian recently completed a **first phase drilling program (18-hole, 2,239 metres) that intersected 2.21 g/t gold over 35.0 metres and**

1.07 g/t gold over 28.6 metres demonstrating the bulk tonnage gold potential of the project. A follow-up winter drill program, targeting a bulk tonnage intrusive-related gold deposit is being planned.

- Approximately 2500 metres of drilling will be completed on several other exploration stage gold targets.

Base Metal projects

- The 100% controlled Lake Douglas massive sulphide project will be a key focus for Paragon in 2007. Fieldwork in 2006 exposed a massive sulphide horizon within an up to 2.5 metre thick mineralized zone over a strike length of 60 metres. **Significant assay results include 10.80% lead, 5.80% zinc, and 106.2 g/t silver over 0.60 metres and 5.40% lead, 4.40% zinc, 65.1 g/t silver, and 0.49% copper over 0.55 metres**. The massive sulphide mineralization is coincident with an open-ended lead and zinc soil anomaly, which extends for 1200 metres and is up to 400 metres wide. The company is planning to complete airborne geophysics, geological mapping and 2000 metres of drilling.

- The South Tally Pond project is a recent acquisition from Altius and is part of the Tally Pond volcanic belt that hosts the Duck Pond deposit currently being brought into production by Aur Resources. The South Tally Pond property hosts a number of VMS-style alteration zones from which both base and precious metal rich drill intersections have been returned. Through control of the South Tally Pond project and the 100% controlled Harpoon project, Paragon has the largest land holdings in the Tally Pond volcanic belt. The company is compiling data and planning an exploration program.

- The Seal Bay project is a Joint Venture with Xstrata (XTA.L; XTA.S) and contains a large rhyolite-hosted mineralized and altered zone that offers excellent potential for the discovery of a large copper-zinc massive sulphide deposit. Significant assay results to date include 0.80% Zn and 0.16 g/t Au over 89.10 metres and 1.04% Cu, 0.78% Zn and 36.08 g Ag over 9.15 metres.

- The 100% controlled zinc-rich Winter Hill massive sulphide project acquired in November of this year has reported high grade zinc intersections of 6.17 % Zn over 11 metres and a mineralized horizon which has been discontinuously mapped along a 3.5 kilometre strike length In addition, new discoveries by Paragon prospectors in the area require follow up.

- The Victoria Lake massive sulphide project is located adjacent to the Messina's Boomerang discovery and is actively being explored by partner Crosshair. Crosshair recently completed a 2197-metre drill program on the property (results pending).

Paragon will carry out aggressive exploration programs to advance it's highly prospective portfolio of exploration properties to discovery, continue to generate new exploration opportunities, and continue to create strategic partnerships on its projects to provide shareholders a greater potential for success with less risk to company capital. Additional information on the company will be available next week on the company website at www.paragonminerals.com.

PARAGON MINERALS CORPORATION

Michael Vande Guchte

____

President & CEO

The results of the Golden Promise, JBP Linear, Lake Douglas, and Huxter Lane projects summarized herein refer to previously released information by Rubicon Minerals Corporation and supervised by Qualified Person David Copeland, M.Sc., P.Geol.,who at the time was Exploration Manager for Rubicon Minerals Corporation and is now Exploration Manager for Paragon Minerals Corporation. For further information on these results see Rubicon's News releases dated May 2, 2006, August 2, 2006, September 11, 2006, and November 1, 2006 and filed on SEDAR.

The results of the Seal Bay and Winter Hill Projects summarized herein were obtained from historical information prepared by Rubicon (November 1998) and Noranda (November 1990), respectively and filed as Assessment Work with the Newfoundland & Labrador Department of Mines and Energy. Such information and Assessment Work pre-dated the coming into force in 2001 of National Instrument 43-101 "Standards of Disclosure for Mineral Projects" and accordingly, should not be regarded as compliant with NI 43-101.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding the anticipated commencement of trading of Paragon's common shares on the TSX Venture Exchange, future exploration programs and joint venture partner participation. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

NEWS RELEASE
December 22, 2006

Altius Resources Inc. Announces Filing of Early Warning Report

St. John's, Newfoundland and Labrador – Altius Resources Inc. ("Altius"), a wholly owned subsidiary of Altius Minerals Corporation (ALS – TSXV), reports that it has filed an early warning report dated December 20, 2006 (the "Report") advising of its holdings in Paragon Minerals Corporation ("Paragon"), a company formed effective December 8, 2006 by the Plan of Arrangement of Rubicon Minerals Corporation, as more particularly described in a news release of Paragon dated December 11, 2006.

As a result of a private placement, Altius received 2,500,000 shares of Paragon at $0.60 per share, and 800,000 units at $0.50 per unit. Each unit consists of one common share and one share purchase warrant with an exercise price of $1.00 and an expiry date of two years. Altius also acquired 250,000 common shares at a deemed price of $0.60 per share pursuant to a property option agreement with Paragon. These securities represent 17.4% of the issued and outstanding common shares of Paragon.

Altius may acquire further securities of Paragon in the future.

For further information contact:
Brian Dalton
President
Altius Resources Inc.
Phone 1-877-576-2209

NEWS RELEASE


PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol : PGR **PR07-01 January 22, 2007**

PARAGON AND CROSSHAIR EXPAND HIGH-GRADE GOLD MINERALIZATION AT GOLDEN PROMISE PROJECT

- Jaclyn Main Zone extended by 150 metres; assays up to 20.65 g/t gold over 1.60 metres -
- Phase 1 drilling at Victoria Lake outlines Multiple Prospective VMS Environments -

Paragon Minerals Corporation ("Paragon") is pleased to announce that drill results from the partner-funded, Phase 2 drill program at the Golden Promise Project, located 35 kilometres west of Grand Falls–Windsor in central Newfoundland, continues to expand the high grade gold mineralization at the Jaclyn Main Zone.

Paragon is also pleased to report the results of the partner funded, Phase 1 drill program at the Victoria Lake VMS Project, situated approximately 120 kilometres southwest of Grand Falls–Windsor. This first phase of drilling has successfully outlined multiple zones of intensely altered, sulphide-bearing felsic volcanic rocks that are strongly suggestive of a volcanogenic massive sulphide (VMS) environment.

The Golden Promise Project is being explored under the terms of an option agreement between Paragon and Crosshair Exploration and Mining Ltd. ("Crosshair"), whereby Crosshair can earn a 60% interest by spending $4.0 million over four years including $750,000 firm in the first year of the agreement. Previous drilling has identified a significant gold-bearing vein system at the Jaclyn Main Zone. The current drill program is aimed at further testing the Jaclyn Main Zone and extending its strike and depth extent.

The Victoria Lake Project is under option to Crosshair Exploration and Mining Corp. ("Crosshair" TSX-V: CXX) whereby Crosshair can earn a 60% interest by spending $1.75 million over four years. Previous exploration on the property has identified a significant geological environment that is highly permissive for volcanogenic massive sulphide (VMS) base-metal deposits similar to those seen elsewhere in the Victoria Lake volcanic belt.

Golden Promise Project Drilling

Paragon and partner Crosshair have completed 1,582 metres (7 drill holes) of a planned 3000 metres drill program which is focused on expanding the gold mineralization of the Jaclyn Main Zone. To date, the Phase 2 drill program has extended the known gold mineralization an additional 150 metres to the east. The Jaclyn Main Zone is interpreted to have a moderate easterly plunge and now extends over a 625 metre strike length and to a depth of 225 metres. The Zone is open along strike and to depth. All seven drill holes completed to-date have intersected the Jaclyn Main Zone over widths of up to 6.85 metres (core length) with visible gold recognized in five of the intercepts. Significant results include:

GP06-62: 8.31 g/t gold over 1.20 metres, including 21.50 g/t gold over 0.45 metres;
GP06-63: 5.58 g/t gold over 0.40 metres and 1.16 g/t gold over 0.40 metres and 3.02 g/t gold over 0.40 metres;
GP06-65: 20.65 g/t gold over 1.60 metres, including 55.03 g/t gold over 0.60 metres;
GP06-66: 11.90 g/t gold over 1.05 metres, including 21.87 g/t gold over 0.55 metres;
GP06-68: 4.74 g/t gold over 1.45 metres, including 11.57 g/t gold over 0.55 metres.

Drill results continue to demonstrate the presence and continuation of the high-grade gold mineralization of the Jaclyn Main Zone. Drilling resumed on January 8th to complete the remaining 1,418 metres (6 holes) of the Phase 2 drill program on the Golden Promise Property.

Victoria Lake Project Drilling

A total of eleven drill holes (2,197 metres) were completed in four grid areas, three of which are underlain by highly prospective volcanic rocks similar to those hosting the nearby Boomerang Cu-Pb-Zn massive sulphide deposit being explored by Messina Minerals. Three of the grid areas tested, the Long Lake, Swamp, and Henry Waters, intersected up to 153 metre wide intervals of strongly altered and mineralized (locally up to 50% semi-massive to

stringer pyrite containing minor base metal sulphides) volcanic rocks indicative of a proximal massive sulphide system. Borehole EM is being considered by Crosshair for several holes to help guide future drilling.

The strongest alteration and sulphide mineralization was returned from the Long Lake target area where five drill holes, totaling 1,315 metres were completed. Drill hole LL-06-03 intersected 153 metres of strongly altered felsic volcanic rock containing up to 25% disseminated to stringer sulphide mineralization including minor base metal sulphides. Drill hole LL-06-05, located approximately 500 metres to the southwest of LL-06-03 showed a significant increase in alteration and mineralization over 122 metres with local, up to 50% semi-massive bands over narrow intervals. Anomalous base metal mineralization was encountered within the altered sections.

Four drill holes (567 metres) were completed on the Swamp Grid, located approximately 5 kilometres north of the Long Lake grid. All four drillholes intersected intensely altered and pyritic felsic volcanic rocks containing significant concentrations of disseminated to stringer zinc mineralization. The best results were from drill hole SG-06-04 where up to 1.29% zinc, 0.52% zinc, 0.59% zinc and 0.55% zinc was intersected in four 0.50 metre wide intervals within a 63 metre sequence of altered felsic volcanic package. A single drill hole (134 metres) on the Henry Waters Grid returned 1.31% zinc over a 1.0 metre interval within a broader, 52-metre thick zone of altered and sulphide-bearing felsic volcanic rocks.

This first phase of drilling on the Victoria Lake property was very successful in outlining multiple zones of strongly altered, sulphide-bearing felsic volcanic rocks that are suggestive of a significant volcanogenic massive sulphide environment The property is located in a belt of highly prospective rocks with known prospects and deposits of high grade Cu-Pb-Zn-Au-Ag mineralization. The encouraging results from this widely spaced drilling program will be followed up with additional drilling.

The Golden Promise Project work is being carried out by David Mullen, Consulting Geologist to Paragon and supervised by Qualified Person David Copeland, M.Sc., P.Geo. All drill holes were NQ size. Core samples were cut in half on site and half of each sample interval was shipped to Eastern Analytical Limited of Springdale, Newfoundland for gold analysis. Gold assays were carried out by metallic screen fire assay method and 1 A.T. fire assay at Eastern Analytical Limited. Blanks and gold standards were inserted into the sample stream once every 20 samples. Multi-element analyses and gold check assays were completed on sample pulps by ALS Chemex in North Vancouver, BC. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. Sample batches were reanalyzed if any aberrations in the data were observed. Check assays have been received and show acceptable correlation with the Eastern Analytical results.

The Victoria Lake Project work is being carried out by Paragon Minerals personnel and supervised by Qualified Person David Copeland, M.Sc., P.Geo. Sampling procedures at Victoria Lake include cutting the core sample (BTW size - 42 mm diameter) in half on site and shipping the sealed samples to Accurassay Laboratories in Gambo, Newfoundland for prep and then shipped to Accurassay's analytical lab in Thunder Bay, Ontario for multi-acid digestion ICP, gold and selected major oxide whole rock analysis. Every batch of 20 samples contained one known base metal standard and one "blank" sample. David Copeland, Exploration Manager for Paragon, a qualified person under National Instrument 43-101, has reviewed the technical information in this press release.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company is focused on gold and base-metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Paragon was recently listed on the TSX Venture Exchange following completion of the Plan of Arrangement by Rubicon Minerals Corporation.

PARAGON MINERALS CORPORATION

Michael Vande Guchte

____
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6



West
East
4800E
4850E
4900E
4950E
5000E
5050E
5100E
5150E
5200E
5250E
5300E
5350E
5400E
5450E
5500E
5550E
5600E
Jaclyn Main Zone
100 m
50m
0 m
-50 m
-100 m
GP07-P69
GP07-P70
GP07-P71
GP07-P72
GP07-P73
GP07-P74
0.05
25.11
7.55
8.65
15.30
21.16
15.80
10.39
27.58
32.14
9.70
20.08
33.97
6.83
16.95
12.37
10.72
7.22
5.16
0.12
0.06
0.69
0.46
4.08
33.05
0.22
8.34
17.86
9.45
5.43
0.76
7.76
13.26
6.90
0.07
10.83
0.68
9.96
12.08
Legend
Gram Metre Product (grade X core length)
0.05 - 1.00
1.01 - 7.50
7.51 - 15.00
> 15.01
Summer 2006 drillhole
Phase2 drillhole
Visible gold bearing intercept
PARAGON MINERALS CORPORATION
GOLDEN PROMISE PROJECT
JACLYN MAIN ZONE
VERTICAL LONGITUDINAL SECTION
Viewing Grid N (340°)
Grade (g/t Au) x core length (m)
0
50 metres


Boomerang and Domino Deposits
Zinc Zone
N
W
E
S
5360000N
480000 E
Henry Waters Grid
HW-06-01
HW95-1
Victoria Lake (Henry Waters)
Long Lake
SG-06-04
SG-06-02
SG-06-03
SG-06-01
VL96-1
Swamp Grid
Long Lake Grid
VL96-3
VL96-2
LL-06-04
LL-06-03
LL-06-02
LL-06-05
LL-06-01
DPS Grid
DPS-06-01
Victoria Lake
Legend
Diorite/Gabbro
Basalt (Harmsworth Steady)
Mafic volcanics
Mafic Volcanics and sediments
Black Shale, siltstone, tuffaceous sediments
Clastic sediment
Altered Felsic Volcanics (Silica-Sericite-Pyrite)
Felsic volcanics and tuffaceous sediments
Victoria Lake Project Licences
Other Map-staked Licences
LL-06-01
Diamond drillhole
HW95-1
Historic diamond drillhole
Victoria Lake Project
Geology modified from Arseneau (1994)
PARAGON MINERALS CORPORATION
NTS 12A/06
VICTORIA LAKE PROJECT
GEOLOGY AND DRILL LOCATIONS
2 km
UTM NAD27 Zone21
January 2007

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706
Paragon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol : PGR **PR07-02** **February 12, 2007**

Paragon Expands High-Grade Gold Mineralization at JBP Linear Project

- H-Pond Zone extended by 250 metres; assays up to 12.29 g/t gold over 1.05 metres -

Paragon Minerals Corporation (PGR:TSX-V) is pleased to announce the results of a recently completed diamond drill program (nine holes, 2,107 metres) on its 100% owned JBP Linear property located 15 kilometres northwest of Gander, Newfoundland. Previous drilling on the property has identified a significant, gold-bearing vein system at the H-Pond and Pocket Ponds prospects. Significant results from previous drilling (core length) include **11.70 g/t Au over 3.40 metres (HP-04-03); 8.73 g/t Au over 2.10 metres (HP-04-04); 9.79 g/t Au over 1.15 metres (HP-05-15) and 1.02 g/t Au over 44.45 metres (HP-04-01)**. The current drill program was designed to further define the H-Pond Zone and to test a new area where a high-grade quartz float occurrence assaying up to 798.87 g/t gold (25.68 oz/t gold) was discovered in December 2005.

H-Pond Drilling

Paragon completed seven drill holes (1,439 metres) on the H-Pond Zone and successfully extended the known gold mineralization 250 metres to the south. The mineralization at H-Pond, which is interpreted to have a steep westerly plunge, now extends over a 700 metre strike length and to a depth of 250 metres. The zone is open in all directions. All seven holes intersected multiple, mineralized quartz veins over widths up to 18.35 metres (HP-06-34) that are enveloped by intense sericite, chlorite and iron carbonate alteration. Visible gold was recognized in four of the drill holes. Significant results (core length) include:

HP06-29: **6.58 g/t gold over 1.00 metre** within a broader zone of 2.41 g/t gold over 4.80 metres;
HP06-30: 1.12 g/t gold over 1.00 metres within a broader zone of 0.44 g/t gold over 5.00 metres;
HP06-32: 6.63 g/t gold over 0.60 metres within a broader zone of 0.96 g/t gold over 9.45 metres;
HP06-33: 2.73 g/t gold over 0.50 metres;
HP06-34: 6.43 g/t gold over 0.4 metres within a broader zone 0.79 g/t gold over 10.00 metres; and
HP06-35: **12.29 g/t gold over 1.05 metres** within a broader zone of 6.15 g/t gold over 2.30 metres

New Target Areas

Two reconnaissance drill holes (HP07-36, HP07-37) were completed on two target areas located 2.5 and 0.8 kilometres northeast and on trend with the H-Pond Prospect.

Drillhole HP06-36 (303 metres), located 2.5 kilometres northeast of the H-Pond, targeted the area of the 2005 high-grade gold float discovery. The target area is marked by intensely iron carbonate and sericite-altered sediments exposed by trenching in 2006 and a coincident, broad (75 metre) airborne geophysical resistivity low. Drilling intersected a robust, sericite-carbonate altered zone over 41.5 metres that contained a 6.1 metre wide pyrite-arsenopyrite-bearing quartz vein zone. Assay results of the vein zone include 1.15 g/t gold over 0.30 metres. The source of the high-grade float remains unexplained, but is interpreted to be associated with the robust alteration and veining intersected in drilling.

HP06-37 (365 metres) was collared 800 metres north and on trend with the H-Pond prospect. The drill hole targeted a distinct airborne geophysical resistivity low, coincident with iron-carbonate altered sediments and gold soil geochemical anomalies. Drilling successfully intersected broad zones of iron carbonate altered sediment that contain up to 15.5 metre wide quartz-veined zones. No significant gold assays were encountered.

Drilling at the H-Pond Zone continues to return encouraging, economically significant intercepts that are linked by extensive and robust iron carbonate and sericite alteration systems over a minimum strike length of 5.3 kilometres from the Pocket Pond prospect in the south to the high-grade gold float prospect to the north. Other gold showings to the south of Pocket Pond extend the gold system another 5.7 kilometres to the south for a total strike length of 11.8 kilometres. The higher-grade gold drill intercepts at H-Pond are typically contained within broader, quartz-veined zones that also carry gold mineralization.

The current drill program has established the association of the gold mineralization at H-Pond with a distinct geophysical signature as defined by an orientation Induced Polarization (IP) survey. Subtle IP chargeability highs appear to locate the gold mineralization within distinct IP resistivity lows that mark the surrounding carbonate-sericite alteration. The IP resistivity low associated with the H-Pond gold-bearing altered zones correlate well with a more extensive airborne geophysical resistivity low that the recent drilling has identified as significant linear alteration systems, several of which transect the JBP Linear Property.

The JBP Linear Project consistently demonstrates the potential to be a significant, turbidite-hosted (orogenic) gold system. The next phase of drilling at H-Pond will be guided by an expanded IP survey to be completed in March on the H-Pond and Pocket Ponds area. Paragon will also investigate the near surface bulk tonnage potential of these systems by selecting suitable areas to expose the gold-bearing vein zones at surface and provide suitable sample size to evaluate the obvious high-grade nugget effect of this style of mineralization to plan future exploration.

The JBP Linear work was carried out by Paragon geologists, Amy Newport and Steve House, and supervised by Qualified Person David Copeland, M.Sc., P.Geo. All drill holes were NQ size. Core samples were cut in half on site and half of each sample interval was shipped to Eastern Analytical Limited of Springdale, Newfoundland for gold analysis. Gold assays were carried out by metallic screen fire assay method and 1 A.T. fire assay at Eastern Analytical Limited. Blanks and gold standards were inserted into the sample stream once every 20 samples. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. Sample batches were reanalyzed if any aberrations in the data were observed. Check assays have been returned and adequately reproduce results of the initial assays.

Paragon is pleased to acknowledge the financial assistance provided by the Government of Newfoundland and Labrador's Junior Exploration Assistance Program for the drilling program at JBP Linear Project

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The Company is focused on gold and base metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Additional information on the company is available on the Company website at www.paragonminerals.com.

PARAGON MINERALS CORPORATION

Michael Vande Guchte

President & CEO

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals (including satisfaction of listing and other conditions imposed by stock exchanges), and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol : PGR **PR07-03** **February 27, 2007**

Paragon and Meridian to begin Phase 2 drill program at Huxter Lane Gold project

- Drilling Planned to Expand Mosquito Hill Zone – 2.21 g/t gold over 35 metres -
- Additional Geophysical Targets to be tested -

Paragon Minerals Corporation ("Paragon", PGR.TSX-V) and partner Meridian Gold Inc. ("Meridian", MDG-NYSE; MNG-TSX) are pleased to announce that a Phase 2 drilling program (5 holes; 1,600 metre) on the Huxter Lane gold project is scheduled to begin in early March, 2007. The project is located 60 kilometres south of Grand Falls–Windsor in central Newfoundland.

The Huxter Lane Project is being explored under the terms of an option agreement between Paragon and Meridian, whereby Meridian can earn a 55% interest by spending $1.0 million over three years. The partner-funded, Phase 2 drill program is aimed at further testing and expanding the Mosquito Hill Zone and testing of geophysical and geochemical targets within the Mosquito Hill area. The target is a bulk tonnage intrusive-related gold deposit.

Mosquito Hill Zone

In October 2006, Meridian completed a Phase 1 drill program (18-hole 2,239 metres) that outlined the mineralized porphyry at Mosquito Hill over a strike length of 450 metres and to a vertical depth of 186 metres (see Rubicon Minerals Corporation news release dated November 2, 2006). Fourteen of the eighteen drill holes targeted and intersected the shallow to moderate-dipping mineralized porphyry sill over widths of 20 to 66 metres (estimate 35-40 metres true thickness). The porphyry contains up to 15% arsenopyrite-pyrite mineralization throughout and is open along strike and at depth. Highlights from the Phase 1 program include 2.21 g/t gold over 35.0 metres (HX06-16) and 1.07 g/t gold over 28.60 metres (HX06-01).

The Huxter Lane project work is being carried out and supervised by Qualified Person Steve House, B.Sc., P.Geo.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company is focused on gold and base-metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Paragon was listed on the TSX Venture Exchange on December 15, 2006 following completion of the Plan of Arrangement by Rubicon Minerals Corporation.

PARAGON MINERALS CORPORATION

"Michael Vande Guchte"

President & CEO

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.

Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those

in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

NEWS RELEASE

PARAGON

MINERALS CORPORATION

TSX Venture Exchange Symbol : PGR **PR07-04** **March 01, 2007**

Paragon and Crosshair Continue to Extend Gold Mineralization on Golden Promise Project

- Jaclyn Main Zone extended by 275 metres; assays up to 20.65 g/t gold over 1.60 metres -

Paragon Minerals Corporation ("Paragon", PGR.TSX-V) is pleased to report drill results from the partner-funded, Phase 2 drill program at the Golden Promise Project, located 35 kilometres west of Grand Falls–Windsor in central Newfoundland. The Golden Promise Project is being explored under the terms of an option agreement between Paragon and Crosshair Exploration & Mining Ltd. ("Crosshair"; CXX.TSX-V), whereby Crosshair can earn a 60% interest by spending $4.0 million over four years including $750,000 firm in the first year of the agreement. Previous drilling has identified a significant gold-bearing quartz vein system at the Jaclyn Main Zone with the current drill program continuing to extend the high-grade gold mineralization of this zone

The Phase 2 drilling program (14 holes, 3,073 metres) has successfully extended gold mineralization of the Jaclyn Main Zone an additional 200 metres to the east and 75 metres to the west. The Jaclyn Main Zone, which is interpreted to have a moderate easterly plunge, now extends over a strike length of 750 metres and to a depth of 225 metres. The zone is open along strike and to depth. Thirteen of the fourteen drill holes intersected the gold-bearing quartz vein zone over widths of up to 6.85 metres (core length). Visible gold was recognized in ten of the fourteen drill intercepts. Significant results (over core length) of the Phase 2 drill program are outlined below:

GP06-62*: 8.31 g/t gold over 1.20 metres including 21.50 g/t gold over 0.45 metres;
GP06-63*: 5.76 g/t gold over 0.40 metres and 1.16 g/t gold over 0.40 metres and 3.02 g/t gold over 0.40 metres;
GP06-65*: 20.65 g/t gold over 1.60 metres including 55.03 g/t gold over 0.60 metres;
GP06-66*: 11.90 g/t gold over 1.05 metres including 21.87 g/t gold over 0.55 metres;
GP06-68*: 4.74 g/t gold over 1.45 metres including 11.57 g/t gold over 0.55 metres
GP07-70 : 3.41 g/t gold over 1.85 metres including 7.29 g/t gold over 0.85 metres and 15.49 g/t gold over 0.40 metres;
GP07-71 : 1.33 g/t gold over 2.10 metres including 6.21 g/t gold over 0.40 metres;
GP07-74 : 3.88 g/t gold over 1.35 metres including 5.16 g/t gold over 0.45 metres; and
GP07-75 : 0.98 g/t gold over 1.45 metres including 2.49 g/t gold over 0.50 metres
(previously reported drill holes – see Paragon News Release dated January 22, 2007)*

The Phase 2 drill program focused exclusively on the Jaclyn Main Zone, where the presence and width of the gold-bearing quartz vein zone remains very encouraging. Further drilling is required to better understand the distribution of gold in the recently drilled area and down plunge of currently interpreted gold zones (see website for drill section).

Paragon and partner Crosshair will review results from the 2006-2007 drilling programs and prepare plans for continued exploration at the Golden Promise Project. In order to further evaluate the "nugget effect" commonly associated with this style of gold mineralization, the Company and Crosshair are investigating the possibility of selecting suitable area(s) to expose the Jaclyn Main Zone and collecting a mini-bulk sample. The sample is aimed at evaluating the gold-grade continuity within the vein zone. Other targets areas on the property include the Jaclyn North zone, a paralleling gold-bearing quartz vein system that occurs 250 metres northwest of the Jaclyn Main. Four of six previous drillholes completed at Jaclyn North intersected visible gold-bearing quartz veins including GP06-51 which intersected 5.24 g/t gold over 1.70 metres.

The Golden Promise Project work is being carried out by David Mullen, Consulting Geologist to Paragon and supervised by Qualified Person David Copeland, M.Sc., P.Geo. All drill holes were NQ size. Core samples were cut in half on site and half of each sample interval was shipped to Eastern Analytical Limited of Springdale, Newfoundland for gold analysis. Gold assays were carried out by metallic screen fire assay method and 1 A.T. fire assay at Eastern Analytical Limited. Blanks and gold standards were inserted into the sample stream once every 20 samples. ALS Chemex in North Vancouver, BC completed multi-element analyses and gold check assays on sample pulps. Gold standards were

prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. Sample batches were reanalyzed if any aberrations in the data were observed. Check assays have been received for assays up to and including those from drillhole GP06-68 and show acceptable correlation with the Eastern Analytical results. Check assays from holes GP06-69 to GP07-75 are pending.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company is focused on base and precious metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador.

PARAGON MINERALS CORPORATION

"Michael Vande Guchte"

____

President & CEO

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR07-05** **March 02, 2007**

Paragon Grants Incentive Stock Options

Paragon Minerals Corporation (PGR.TSX-V) reports that on March 1, 2007, based on the recommendation of the Compensation Committee, it granted incentive stock options to Directors, Officers, Employees and Consultants of the Company to purchase a total of 1,390,000 common shares pursuant to the Company's Stock Option Plan. These are the first incentive stock options granted by Paragon and are exercisable at a price of CDN$0.70 per share until March 1, 2012 and vest over a period of 18 months from the date of grant. The stock options are subject to acceptance for filing by the TSX Venture Exchange.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company is focused on base and precious metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador.

Paragon Minerals Corporation

On behalf of the board,

"Michael J. Vande Guchte"
President & CEO



For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6



FORM 51-102F3



Material Change Report

ITEM 1 - NAME AND ADDRESS OF COMPANY

Paragon Minerals Corporation ("Paragon")
Suite 1540 – 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

December 8, 2006

ITEM 3 - NEWS RELEASE

The press release was issued December 11, 2006 over CCN Matthews.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Rubicon Minerals Corporation ("Rubicon") has now closed its Plan of Arrangement, which involved Paragon as a party, effective December 8, 2006.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

Rubicon has now closed its Plan of Arrangement (the "Arrangement"), which involved Paragon as a party to the transaction, effective December 8, 2006. The Arrangement was undertaken by Rubicon to complete the separation of its Red Lake Assets, its Newfoundland Assets, and its African Kalukundi Copper-Cobalt asset.

As a result of the Arrangement and with respect to Paragon, all Rubicon shareholders who hold Rubicon shares on the Share Distribution Record date (December 19, 2006) will automatically receive one new common share of Paragon in exchange for every six common shares of Rubicon held by such shareholder. Pursuant to the Arrangement, Paragon acquired all of Rubicon's Newfoundland assets.

Paragon has raised total proceeds of $4,044,800 through a non-brokered private placement consisting of 4,092,168 Flow-Through Special Warrants at a price of $0.60 per special warrant and 3,179,000 Non Flow-Through Special Warrants at a price of $0.50 per special warrant. Under the Arrangement, each Paragon Flow-Through Special Warrant automatically converted into one flow-through Paragon common share, and each Paragon Non Flow-Through Special Warrant automatically converted into one non flow-through Paragon common share and one non flow-through Paragon share purchase warrant, with one whole non flow-through Paragon share purchase warrant entitling the

holder to purchase one additional non flow-through Paragon common share at a price of $1.00 for a term of two years.

As a result of the Arrangement becoming effective, 20,322,922 common shares of Paragon are issued and outstanding. Altius Resources Inc ("Altius") is Paragon's largest shareholder with 16.2% of Paragon's issued and outstanding shares immediately following the Arrangement, as a result of Altius' participation in the Paragon financing.

The common shares of Paragon have been conditionally accepted for listing by the TSX Venture Exchange and will be listed under the symbol "PGR", subject to satisfaction of customary conditions of the Exchange, including filing of all required documentation. The TSX Venture Exchange will issue a notice confirming the date on which the Paragon common shares will be posted for listing.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

Not applicable

ITEM 8 - EXECUTIVE OFFICER

Michael Vande Guchte, President (business number: (604) 623-3333) is the officer of the Company knowledgeable about the details of this material change report.

ITEM 9 - DATE OF REPORT

DATED at Vancouver, BC, the 15th day of December, 2006.

FORM 51-102F3

Material Change Report

ITEM 1 - NAME AND ADDRESS OF COMPANY

Paragon Minerals Corporation ("Paragon")
Suite 1540 – 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

December 15, 2006

ITEM 3 - NEWS RELEASE

The press release was issued December 15, 2006 over CCN Matthews.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Paragon began trading on the TSX Venture Exchange on Friday, December 15th, 2006 under the symbol PGR - TSX.V.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

Paragon began trading on the TSX Venture Exchange on Friday, December 15th, 2006 under the symbol PGR - TSX.V. Paragon was formed in July 2006 to facilitate the spinout by Rubicon Minerals Corporation ("Rubicon") of Rubicon's Newfoundland assets by way of Plan of Arrangement, which was completed on December 8, 2006. Paragon has approximately CDN$4.0 million in cash and, as of the date of listing on the TSX Venture Exchange, had 20,322,922 common shares issued and outstanding. Altius Resources Inc. ("Altius") is Paragon's largest shareholder, with approximately 16.2% of Paragon's issued and outstanding common shares as at the date of listing, as a result of Altius' participation in the Paragon private placement financing which completed in September, 2006 (see Rubicon News Release dated September 11, 2006 and filed on SEDAR).

Paragon Minerals Corporation is a new junior exploration company engaged in the acquisition, exploration and development of mineral properties, specifically in Newfoundland and Labrador. The company has a dedicated technical team and an impressive portfolio of gold and base metal projects that have excellent potential for mineral deposit discovery. Paragon also provides shareholder exposure to exploration success through strategic partnerships with other senior and junior mining companies on its properties. Six projects are currently under option to Meridian Gold Inc. ("Meridian")

and Crosshair Exploration & Mining Corp. ("Crosshair") and two projects are subject to Joint Venture agreements with Xstrata PLC ("Xstrata", formerly Falconbridge Limited).

Exploration Plans

Paragon has extensive exploration programs planned for the next 12 months. Approximately $3.5 million in exploration spending is planned for the Paragon's projects in 2007, of which 40% is estimated to come from partner funded exploration projects. A minimum of 12,000 metres of drilling is planned on seven projects in 2007, with two projects currently being drilled (see below). Key projects include:

Gold projects

- A 3000-metre drill program is in progress on the Golden Promise project. Previous drilling has identified a significant gold-bearing vein system, the Jaclyn Main Zone over a strike length of 475 metres and 192 metres depth. Drill intersections include 17.69 g/t gold over 2.30 metres and 93.71 g/t gold over 1.40 metres including 327.97 g/t gold over 0.40 metres. The property is under option to Crosshair, whereby Crosshair can earn a 60% interest in the property by spending $4.0 million over four years. Crosshair is completing its first year expenditure commitment of $750,000.

- A 2000-metre drill program is in progress on the 100% company owned JBP Linear project, located 13 kilometres west of the town of Gander. Previous drill results (28 holes) include 16.23 g/t gold over 2.4 metres. Drilling is targeting the previously drilled H-Pond prospect and a new prospect area (Area 799) located 2.7 km northeast of the H-Pond prospect where samples of a large (80 cm by 75 cm by 65 cm) angular gold bearing boulder assayed up to 25.68 oz/t gold (798.87 g/t gold). The JBP Linear is a turbidite hosted gold prospect that is interpreted to show strong similarities to the 18 million ounce Bendigo gold trend in Southeast Australia.

- The Huxter Lane Property is under option to Meridian, whereby Meridian can earn a 55% interest by spending $1.0 million over three years. Meridian recently completed a first phase drilling program (18-hole, 2,239 metres) that intersected 2.21 g/t gold over 35.0 metres and 1.07 g/t gold over 28.6 metres demonstrating the bulk tonnage gold potential of the project. A follow-up winter drill program, targeting a bulk tonnage intrusive-related gold deposit is being planned.

- Approximately 2500 metres of drilling will be completed on several other exploration stage gold targets.

Base Metal projects

- The 100% controlled Lake Douglas massive sulphide project will be a key focus for Paragon in 2007. Fieldwork in 2006 exposed a massive sulphide horizon within an

up to 2.5 metre thick mineralized zone over a strike length of 60 metres. Significant assay results include 10.80% lead, 5.80% zinc, and 106.2 g/t silver over 0.60 metres and 5.40% lead, 4.40% zinc, 65.1 g/t silver, and 0.49% copper over 0.55 metres. The massive sulphide mineralization is coincident with an open-ended lead and zinc soil anomaly, which extends for 1200 metres and is up to 400 metres wide. The company is planning to complete airborne geophysics, geological mapping and 2000 metres of drilling.

- The South Tally Pond project is a recent acquisition from Altius and is part of the Tally Pond volcanic belt that hosts the Duck Pond deposit currently being brought into production by Aur Resources. The South Tally Pond property hosts a number of VMS-style alteration zones from which both base and precious metal rich drill intersections have been returned. Through control of the South Tally Pond project and the 100% controlled Harpoon project, Paragon has the largest land holdings in the Tally Pond volcanic belt. The company is compiling data and planning an exploration program.

- The Seal Bay project is a Joint Venture with Xstrata and contains a large rhyolite-hosted mineralized and altered zone that offers excellent potential for the discovery of a large copper-zinc massive sulphide deposit. Significant assay results to date include 0.80% Zn and 0.16 g/t Au over 89.10 metres and 1.04% Cu, 0.78% Zn and 36.08 g Ag over 9.15 metres.

- The 100% controlled zinc-rich Winter Hill massive sulphide project acquired in November of this year has reported high grade zinc intersections of 6.17 % Zn over 11 metres and a mineralized horizon which has been discontinuously mapped along a 3.5 kilometre strike length. In addition, new discoveries by Paragon prospectors in the area require follow up.

- The Victoria Lake massive sulphide project is located adjacent to the Messina's Boomerang discovery and is actively being explored by partner Crosshair. Crosshair recently completed a 2197-metre drill program on the property (results pending).

The results of the Golden Promise, JBP Linear, Lake Douglas and Huxter Lane projects summarized herein refer to previously released information by Rubicon and supervised by Qualified Person David Copeland, M.Sc., P. Geol., who at the time was Exploration Manager for Rubicon and is now Exploration Manager for Paragon. For further information on these results see Rubicon's News Releases dated May 2, 2006, August 2, 2006, September 11, 2006 and November 1, 2006 filed on SEDAR.

The results of the Sea Bay and Winter Hill Projects summarized herein were obtained from historical information prepared by Rubicon (November 1998) and Noranda (November 1990), respectively and filed as Assessment Work with the Newfoundland & Labrador Department of Mines and Energy. Such information and Assessment Work pre-dated the coming into force in 2001 of National Instrument 43-101 "Standards of

Disclosure for Mineral Projects", and accordingly should not be regarded as compliant with NI 43-101.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

Not applicable

ITEM 8 - EXECUTIVE OFFICER

Michael Vande Guchte, President (business number: (604) 623-3333) is the officer of the Company knowledgeable about the details of this material change report.

ITEM 9 - DATE OF REPORT

DATED at Vancouver, BC, the 22nd day of December, 2006.

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Paragon Minerals Corporation ("Paragon")
Suite 1540 – 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

March 2, 2007

ITEM 3 - NEWS RELEASE

The press release was issued March 2, 2007 over CCN Matthews.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Paragon grants incentive stock options.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

Paragon announced that on March 1, 2007, based on the recommendation of the Compensation Committee, it granted incentive stock options to its directors, officers, employees and consultants to purchase a total of 1,390,000 common shares pursuant to its Stock Option Plan. The options are exercisable at a price of CDN$0.70 per share until March 1, 2012 and vest over a period of 18 months from the date of grant. The stock options are subject to acceptance for filing by the TSX Venture Exchange.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

Not applicable

ITEM 8 - EXECUTIVE OFFICER

Michael Vande Guchte, President (business number: (604) 629-2353) is the officer of Paragon knowledgeable about the details of this material change report.

ITEM 9 - DATE OF REPORT

DATED at Vancouver, BC, the 8th day of March, 2007.

NEWS RELEASE


PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR07-06** **March 26, 2007**

Paragon Minerals Expands the Huxter Lane Gold Project

- Meridian Gold elects to include property in Huxter Lane JV Option -

Paragon Minerals Corporation (**PGR:TSX-V**) is pleased to announce that Paragon has entered into an option agreement with prospectors, Roland and Eddie Quinlan to acquire a 100% interest in the **Huxter Lane SW Property.** The optioned property, which consists of two mineral licenses (37 claims, 925 hectares) is located immediately south and adjacent to the 100% owned Huxter Lane Property in central Newfoundland.

The Huxter Lane Property is currently under option to Meridian Gold Inc (MDG-NYSE; MNG-TSX). Meridian can earn a 55% interest in the property by spending $1.0 million over three years. A Phase 2 drill program, funded by Meridian is currently underway on the Huxter Lane project (see News Release dated February 27, 2007). The target is a bulk tonnage intrusive-related gold deposit.

Results from a high resolution magnetic and electromagnetic survey completed on the Huxter Lane property in May 2006, suggests that the intrusive body which hosts the Mosquito Hill Gold Zone on the Huxter Lane property extends onto the newly optioned property. Drilling at the Mosquito Hill Zone in October, 2006 outlined a mineralized gold-bearing porphyritic intrusion over a strike length of 450 metres and is open in all directions. Assays include 2.2 g/t gold over 35 metres.

To acquire a 100% interest in the property, subject to regulatory approval, Paragon must make cash and share payments to the property vendors over three years, totaling $80,000 ($7,500 on signing and approval) and 75,000 Paragon shares (7,500 shares on signing and approval). The vendors would retain a 2.5% net smelter return ("NSR") royalty subject to Paragon's right to purchase 1.5% for $1.5 million. Paragon retains a right of first refusal on the remaining NSR royalty. Annual advanced royalty payments of $10,000 to the vendors would begin in 2011.

Paragon is also pleased to report that the property has been accepted by Meridian for inclusion into the Huxter Lane JV Agreement, which consists of the Huxter Lane gold project. Under the terms of the land offer to Meridian, Meridian must make all cash payments plus provide cash compensation for any share payments made by Paragon to acquire and maintain the option on the Huxter Lane SW property.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company is focused on gold and base-metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador.

PARAGON MINERALS CORPORATION

Michael J. Vande Guchte

President & CEO

The Huxter Lane project work is being carried out and supervised by Qualified Person Steve House, P.Geo.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding exploration results, future exploration programs and joint venture partner participation.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533-6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's Management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533-6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR07-07** **May 22, 2007**

Paragon and Meridian Extend Gold Mineralization at the Huxter Lane Project

– Drilling extends the Mosquito Hill Zone to 750 metres strike length –
– 2.00 g/t gold over 16.85 metres –

Paragon Minerals Corporation (PGR:TSX-V) is pleased to announce that it has completed a Phase II drill program (7 holes, 1,805 metres) on it's partner-funded Huxter Lane Project, located 60 kilometres south of Grand Falls–Windsor in central Newfoundland. The Huxter Lane Project is a ***bulk mineable gold target*** that is being explored under the terms of an option agreement between Paragon and Meridian Gold Inc. (MDG-NYSE; MNG-TSX), whereby Meridian can earn a 55% interest by spending $1.0 million over three years.

The Phase II drill program followed up on the success of the October 2006, Phase I drill program which outlined a significant mineralized gold-bearing porphyritic intrusion, the Mosquito Hill Zone, over a strike length of 450 metres. Drill intercepts from the previous drilling include ***2.21 g/t gold over 35 metres and 1.07 g/t gold over 28.6 metres*** (see Paragon website for details).

Phase II Drilling

The 2007, Phase II drill program extended the known gold mineralization of the Mosquito Hill Zone over a strike length of 750 metres and to a vertical depth of 125 metres. Six of the seven drill holes intersected the shallow to moderate-dipping gold-bearing porphyry over drilled widths of 21 to 113 metres (estimated true thickness 21 to 90 metres). The mineralized porphyry typically contains up to 15% disseminated and vein-hosted arsenopyrite-pyrite mineralization. The porphyry remains open along strike and to depth. Highlights of the Phase II drilling include ***2.00 g/t gold over 16.85 metres*** (HX07-24) and ***0.67 g/t gold over 103.35 metres*** (HX07-20). Significant drill intercepts (core length) are indicated below.

Drill hole #	Length (m)	Dip	Az.	From (m)	To (m)	Au (g/t)	Interval (m)
HX07- 19	212.32	-45	340	88.00	97.50	0.26	9.50
HX07- 20	**211.28**	**-45**	**340**	**87.85**	**191.20**	**0.67**	**103.35**
including				139.30	140.30	7.56	1.00
including				180.20	182.20	2.61	2.00
HX07- 21	476.91	-50	340	No assays to report			
HX07- 22	**207.87**	**-45**	**340**	**108.80**	**166.25**	**0.60**	**57.45**
including				**145.50**	**161.30**	**1.37**	**15.80**
and				151.70	160.10	1.92	8.40
and				155.10	157.50	3.19	2.40
HX07- 23	**223.11**	**-45**	**340**	**103.20**	**176.90**	**0.42**	**73.70**
including				**103.20**	**108.20**	**1.38**	**5.00**
HX07- 24	**191.11**	**-45**	**340**	**139.30**	**159.50**	**1.68**	**20.20**
including				**141.30**	**158.15**	**2.00**	**16.85**
and				144.30	148.30	4.16	4.00
and				151.30	154.30	3.08	3.00
HX07- 25	282.55	-45	340	198.00	208.35	0.37	10.35

Paragon and Meridian are very encouraged by the continuity and thickness of the near surface gold-bearing porphyritic intrusion. The mineralized porphyry remains open along strike and to depth and shows excellent potential for extension. The porphyry is characterized by strong silica, sericite and iron-carbonate alteration with significant sulphide mineralization occurring throughout. The drill data is being reviewed by both companies with additional drilling planned in 2007.

"Paragon's exploration team has taken this gold project from concept to discovery in under two years. It's demonstrating robust gold mineralization and we look forward to continued exploration on this project with Meridian Gold," said Michael Vande Guchte. The Huxter Lane project is one of a number of high quality projects that the Company controls and plans to drill during 2007.

Paragon would like to thank the Government of Newfoundland and Labrador for its funding support, provided by the Junior Exploration Assistance Program to the 2006 Phase I drill program on the Huxter Lane Gold project.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The Company is focused on gold and base-metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Further details can be found on the Company website at www.paragonminerals.com.

PARAGON MINERALS CORPORATION

Michael J. Vande Guchte

____
President & CEO

The Huxter Lane Project work is being carried out by and supervised by Qualified Person Steve House, B.Sc., P.Geo. All drill holes were NQ size. Drill core samples were cut in half on site with half of each sample interval submitted to Eastern Analytical Limited of Springdale, NL for gold analysis. Gold assays were carried out by 1 A.T. fire assay at Eastern Analytical Labs. Blanks and gold standards were inserted into the sample stream once every 20 samples. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. Sample batches were reanalyzed if any aberrations in the data were observed. Check assays have been received for assays up to and including those from drill hole HX07-20 and show acceptable correlation with the Eastern Analytical results. Check assays from holes HX07-22 to HX07-25 are pending.

Forward-Looking Statements *– This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.*

Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533-6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR07-08** **June 19, 2007**

Paragon to Drill up to 11,000 Metres on Eight Projects over the Next Six Months
– Base Metal and Gold Projects to be drilled in Central Newfoundland –

Paragon Minerals Corporation (TSX.V-PGR) is pleased to provide an update on planned exploration activities for the next six months on its partner-funded and 100%-owned gold and base metal projects in the Province of Newfoundland and Labrador. Total exploration expenditures for 2007 are expected to be $4.0 million of which approximately 38% is being funded by partners. Planned work includes airborne geophysical surveys (underway), geological mapping programs (underway) and up to 11,000 metres of diamond drilling as follows:

Partnered Projects (3,750 metres)

The Golden Promise Gold Project (3750 metres) is under option to Crosshair Exploration & Mining ("Crosshair"), whereby Crosshair can earn a 60% interest in the property by spending $4.0 million over four years. A 3,750-metre drill program (23 holes) is scheduled to begin in late June and will target the Jaclyn Main Zone (2,950 metres) and the Jaclyn North Zone (800 metres).

To date, a total of 48 holes (6,750 metres) have been completed on the Jaclyn Main Zone which contains numerous, significant gold intercepts including: ***16.57 g/t gold over an estimated true thickness of 1.64 metres and 12.17 g/t gold over 1.65 metres including 39.56 g/t gold over 0.50 metres*** (see Paragon website for further details). The zone is defined over a strike length of 750 metres and vertical depth of 225 metres – the gold system remains open along strike and to depth. The planned drill program at the Jaclyn Main Zone will consist of infill and step-out drilling. The infill drilling is designed to test the grade continuity within the core of the vein system with the aim of building a NI43-101 compliant resource. The step-out drilling is aimed at further extending the mineralized zone.

The Jaclyn North Zone, located approximately 200 metres north-northwest of the Jaclyn Main Zone has seen limited drilling (six holes, 1197 metres) with drill intercepts of ***5.24 g/t gold over 1.70 metres*** (GP06-51). Drilling will consist of step-out drilling to test the continuity of the Jaclyn North zone.

The Huxter Lane Gold Project is under option to Meridian Gold Inc ("Meridian") who recently completed a six hole, 1,800 metre diamond drill program (see Paragon News Release dated May 22, 2007). The drill data is being reviewed by both companies and includes an initial metallurgical test on two 15 kg samples from drill holes HX07-20 and HX07-24. A Phase III drill program is anticipated in consultation with Meridian.

Paragon Base Metal Projects (3,500 metres)

Paragon is exploring three of its 100% owned base metal VMS projects located in the highly prospective Victoria Lake Volcanic Belt in central Newfoundland. The region is historically prospective for zinc-rich base metal VMS deposits and is host to Aur Resources zinc-copper mine at Duck Pond (producing), Messina's Boomerang and Domino deposits and the former producing, world-class base metal deposits at Buchans. Paragon has a significant land position covering 1148 claims for 28,700 hectares immediately southwest of Aur Resource's Duck Pond Mine.

Lake Douglas Project (2000 metres) – Paragon is following up on a massive sulphide discovery made on the property in 2006. A winter soil geochemical program (1333 samples) was completed in three grid areas with results outlining numerous multi-element geochemical anomalies (zinc-lead-copper-silver-gold) over lengths of up to 3 kilometres. A high-resolution airborne Magnetic-EM geophysical survey was completed on the property in

June and geological mapping and prospecting is in progress. This year prospecting has located additional massive sulphide boulders 400 metres along strike of the 2006 massive sulphide discovery. A 2,000-metre drilling program is scheduled to begin in late August.

South Tally Pond Project (750 metres) – Paragon optioned the property from Altius Resources in December, 2006 and has since completed a data review and compilation. A 750-metre drill program is planned for August at the Lemarchant Prospect, a significant base metal prospect where previous drilling by Noranda intersected massive sulphides assaying ***7.4% zinc, 6.3% lead, 0.6% copper, 11.4 g/t gold, 1515 g/t silver over 0.6 metres (LM92-01) and 1.53% zinc, 59.8 g/t silver, 6.1 g/t gold over 3.8 metres (LM93-08).*** The mineralization is hosted within a 4 kilometre long sequence of highly altered felsic volcanics of which previous drilling (17 holes) tested 1.1 kilometres of this prospective horizon. The mineralization is interpreted by Paragon to be open along strike and to depth.

Harpoon Project (750 metres) – Paragon completed geological mapping, prospecting and data compilation on the property in 2005-2006 and recently completed an airborne magnetic and EM geophysical survey. Paragon is planning to complete a 750-metre drill program on selected, high priority targets including the Duck Pond West area. This area is situated approximately 2.8 kilometres west of the Duck Pond Mine in an area interpreted to contain the western projection of the favorable Duck Pond Horizon.

Paragon Gold Projects (3,400 metres)

Paragon is planning to drill three of its 100%-owned gold projects in the Gander area. The area is host to numerous high-grade float samples and gold prospects including the H-Pond prospect and Dome prospect. The Company holds a significant land position in the Gander area in what is interpreted to be a new, emerging gold belt in Newfoundland.

JBP Linear Project (1,500 metres) – Paragon completed 1000 metres of diamond drilling earlier this year on the H-Pond prospect and is continuing its exploration on the project with 60 line kilometres of Induced Polarization (IP) ground geophysical survey between H-Pond and Pockets Pond, to be followed by 1500 metres of diamond drilling. The extended ground geophysical coverage is aimed at better defining the gold-bearing mineralized structure where previous drill testing of coincident IP chargeability high and EM resistivity lows has resulted in the intersection of broad, gold-bearing quartz veins zones containing disseminated pyrite and arsenopyrite mineralization. Previous drill intercepts include ***11.70 g/t gold over 3.40 metres (HP-04-03); 8.73 g/t gold over 2.10 metres (HP-04-04); 9.79 g/t gold over 1.15 metres (HP-05-15) and 1.02 g/t gold over 44.45 metres (HP-04-01).*** The H-Pond zone is defined over a strike length 750 metres and to a depth of 250 metres. The zone is open in all directions.

Appleton Linear (1000 metres) – a 1000-metre diamond drill program is designed to test the strike and depth extension of the Dome gold bearing zone and other priority targets on the property. A total of eight shallow drill holes were completed by previous operators on the Dome prospect and reported visible gold mineralization with assay values up to ***18.46 g/t gold over 8.6 metres (LG-01) and 304.8 g/t gold over 0.6 metres (LG-03).***

New World Project (600 metres) – a 600-metre, four-hole drill program set to test the high grade gold mineralization at the Big Oz prospect where surface channel sampling has returned results up to 87.3 g/t gold over 0.8 metres. Drilling will also test the eastern extension of the zone. There has been no drilling to date on the New World Project.

Mt Peyton Project (300 metres) – a 300-metre, two-hole drill program is planned to test IP geophysical targets associated with high grade, gold bearing quartz veins with associated pyrite and arsenopyrite mineralization.

"The next few months should be an exciting time for Paragon and its shareholders with nearly 11,000 metres of diamond drilling planned on eight projects. Some of these projects have never been drilled and some have a new interpretation which hopefully leads to additional, significant discoveries" said Paragon CEO Michael Vande Guchte.

The Company also wishes to announce that as of June 1, 2007, the Company and Mr. Garfield MacVeigh, the Company's Vice-President Exploration, mutually agreed that his management position with the Company would change from Vice-President Exploration to Chief Geologist. In the capacity of Chief Geologist, Mr. MacVeigh will continue to provide technical expertise and advice to the Company's projects and personnel. The Company is preparing a new contract with Mr. MacVeigh to reflect this change in position. Mr. MacVeigh is also a Director of the Company and remains firmly committed to the success of Paragon Minerals Corporation.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The Company is focused on gold and base-metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Further details can be found on the Company website at www.paragonminerals.com.

PARAGON MINERALS CORPORATION

Michael J. Vande Guchte

President & CEO

Work on Paragon's exploration projects is supervised by Qualified Persons David Copeland, M.Sc., P.Geo. and Steve House, B.Sc., P.Geo.

Forward-Looking Statements – *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.*

Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for the Company's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

January 24, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: Paragon Minerals Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 69913A108/CA69913A1084/COMMON
3.	CUSIP/Class of Security entitled to vote	: 69913A108/CA69913A1084/COMMON
4.	Record Date for Notice	: 20 Feb 2007
5.	Record date for Voting	: 20 Feb 2007
6.	Beneficial Ownership determination date	: 20 Feb 2007
7.	Meeting Date	: 29 Mar 2007
8.	Meeting Location	: Vancouver, BC

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401




PARAGON
MINERALS CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "**Meeting**") of **Paragon Minerals Corporation** (the "**Company**") will be held at the offices of the Company, Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6, on Thursday, the 29th day of March, 2007, at the hour of 10:00 a.m. (Vancouver Time), for the following purposes:

(a) to receive and consider the Financial Statements of the Company for the financial year ended September 30, 2006, together with the report of the auditors thereon;

(b) to appoint auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

(c) to elect directors of the Company for the ensuing year;

(d) to approve, adopt and ratify the ordinary resolution, as more particularly set out in the Management Information Circular ("**Circular**") accompanying this Notice of Meeting, relating to By-Law No. 1 of the Company; and

(e) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, the form of Proxy and the audited Financial Statements for the financial period ended September 30, 2006. The Company's audited Financial Statements and Management's Discussion & Analysis for the financial period ended September 30, 2006 are available online at www.sedar.com.

Shareholders who are unable to attend the Meeting are requested to read the information on the reverse of the enclosed form of Proxy and then to complete, date, sign and deposit the form of Proxy in accordance with the instructions set out in the Proxy and in the Circular.

BY ORDER OF THE BOARD

(signed) "*Michael J. Vande Guchte*"
President & CEO

Vancouver, British Columbia
February 20, 2007

Paragon Minerals Corporation



9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on March 29, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided and strike out the names of the Management Designees (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on March 27, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free



To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Designees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods oulined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | **HOLDER ACCOUNT NUMBER** | **ACCESS NUMBER**

24JA07070.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Paragon Minerals Corporation (the "Company") hereby appoints: Michael Vande Guchte, President & CEO, or failing him, Robert Lewis, CFO (the "Management Designees"),

OR

Print the name of the person you are appointing if this person is someone other than the Management Designees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Paragon Minerals Corporation to be held at Suite 1540 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 on March 29, 2007 at 10:00 AM (Pacific Time) and at any adjournment thereof.

MANAGEMENT'S VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Michael Vande Guchte	☐	☐
02. J. Garfield MacVeigh	☐	☐
03. David W. Adamson	☐	☐
04. Gordon Sonneff	☐	☐

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2. Appointment of Auditors

Appointment of De Visser & Gray, Chartered Accountants, as Auditors of the Corporation for the ensuing year.

For ☐ Withhold ☐

3. Auditors' Remuneration

Authorizing the Directors to fix the Auditors remuneration.

For ☐ Against ☐

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4. Adoption of By-Law No. 1

To consider, and if thought fit, to pass and ordinary resolution confirming By-Law No. 1 of the Company.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

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Annual Report

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0 2 0 9 0 6 A R 2 P A X Q


PARAGON
MINERALS CORPORATION

2007	President's Report to the Shareholders
ANNUAL	Notice of Annual Meeting of Shareholders
MEETING	Management Information Circular

Place:	Offices of Paragon Minerals Corporation Suite 1540 - 800 West Pender Street Vancouver, British Columbia Canada V6C 2V6
Time:	10:00 a.m. (Vancouver Time)
Date:	March 29, 2007



CORPORATE

DATA

Head Office
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

Directors & Officers
Michael J. Vande Guchte, President, CEO and Director
J. Garfield MacVeigh, Vice-President, Exploration and Director
David W. Adamson, Director
Gordon J. Soneff, Director
Robert G. Lewis, CFO & Corporate Secretary

Registrar & Transfer Agent
Computershare Investor Services Inc.
3rd Floor
510 Burrard Street
Vancouver, B.C. V6C 3B9

Solicitors
Davis & Company LLP
Barristers & Solicitors
2800 – 666 Burrard Street
Vancouver, B.C. V6C 2Z7

Auditors
De Visser Gray
Chartered Accountants
401 – 905 West Pender Street
Vancouver, B.C. V6C 1L6

Listing
TSX Venture Exchange
Tier 2
Symbol: PGR



A Message to Our Shareholders,

December 8, 2006 marked the launch of **Paragon Minerals Corporation**, which was listed on the TSX-Venture Exchange on December 15, 2006. A product of the Rubicon Minerals Corporation Plan of Arrangement, Paragon has acquired an impressive portfolio of gold and base metal exploration properties. Our mission is to become a top exploration and development company.

Paragon has an extensive portfolio of 100% owned and partnered base and precious metal projects in Newfoundland including the Lake Douglas, Golden Promise and JBP Linear properties. We intend to continue to advance key assets through a combination of 100% funding and partnerships. I am proud to report that with our strong shareholder base, a dedicated management team, and positive endorsement from Altius Resources, our launch as a public company was very successful. I look forward to 2007, in which we will continue to add value for shareholders.

Primed for Success

We believe Paragon will continue to add value for shareholders through a combination of company and partner-funded exploration programs. Our efforts will focus on advancing our gold and base metal assets, many of which are at the drill stage. Drill testing will be a priority for our 2007 exploration programs and we are confident that new discoveries will be made.

Significant gold mineralization has been discovered at our two key gold projects, the Golden Promise project and JBP Linear project, which are located in what we believe, are new, under-explored, emerging gold belts in Newfoundland. Paragon holds approximately 88,000 acres (356 sq. km) in these two new highly prospective gold districts. Base metals exploration will be a major focus for us in 2007. Massive sulphide mineralization discovered last summer at one of our key base metal assets, the Lake Douglas project in central Newfoundland, will see an intensive program of geological mapping, geophysics and diamond drilling. Paragon holds a significant land position in this proven, base metal district that includes the world-class Buchans deposits (past producer), the Duck Pond deposit and Boomerang deposits.

In addition to a promising property portfolio, we have a highly skilled technical team. Our management team's approach to exploration has consistently produced results and making new discoveries. Garfield MacVeigh of Paragon has played a key role in assembling an impressive portfolio of base and precious metal properties in Newfoundland and firmly establishing Paragon in the local community. As such, Paragon inherits substantial goodwill, an excellent exploration team of geologists and prospectors, a significant property portfolio and field facilities in Gander, Newfoundland.

Our Approach to Business

Paragon is well financed, with approximately $4.0 million in cash available, and has joint venture partners such as Crosshair Exploration & Mining Ltd and Meridian Gold Inc., who fund significant exploration programs on our properties. While Paragon focuses on advancing its current portfolio, we will continue to play a role in generating new projects. Partnerships and joint ventures also remain a major focus in strategically advancing Paragon towards ore deposit discovery.

Looking Ahead

2006 was a landmark year. As we go forward, our management team remains passionate about exploration and discovery and will continue to pursue every opportunity within our means to enhance shareholder value. On behalf of the entire Paragon team, I sincerely thank you for your support in this venture, and sharing in our determination to discover Canada's next mine.

Sincerely,
PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

Michael J. Vande Guchte
President & CEO


PARAGON
MINERALS CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "**Meeting**") of **Paragon Minerals Corporation** (the "**Company**") will be held at the offices of the Company, Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6, on Thursday, the 29th day of March, 2007, at the hour of 10:00 a.m. (Vancouver Time), for the following purposes:

(a) to receive and consider the Financial Statements of the Company for the financial year ended September 30, 2006, together with the report of the auditors thereon;

(b) to appoint auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

(c) to elect directors of the Company for the ensuing year;

(d) to approve, adopt and ratify the ordinary resolution, as more particularly set out in the Management Information Circular ("**Circular**") accompanying this Notice of Meeting, relating to By-Law No. 1 of the Company; and

(e) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, the form of Proxy and the audited Financial Statements for the financial period ended September 30, 2006. The Company's audited Financial Statements and Management's Discussion & Analysis for the financial period ended September 30, 2006 are available online at www.sedar.com.

Shareholders who are unable to attend the Meeting are requested to read the information on the reverse of the enclosed form of Proxy and then to complete, date, sign and deposit the form of Proxy in accordance with the instructions set out in the Proxy and in the Circular.

BY ORDER OF THE BOARD

(signed) "*Michael J. Vande Guchte*"
President & CEO

Vancouver, British Columbia
February 20, 2007

PARAGON MINERALS CORPORATION
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
Telephone: (604) 623-3333
Facsimile: (604) 623-3355
www.paragonminerals.com

MANAGEMENT INFORMATION CIRCULAR

containing information as at February 20, 2007 unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Information Circular ("Circular") is being furnished in connection with the solicitation of proxies by the management of Paragon Minerals Corporation (the "Company") for use at the Annual Meeting of the shareholders of the Company to be held on Thursday, March 29, 2007 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of Common shares of the Company. All costs of solicitation will be born by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The individuals named in the enclosed form of proxy are the President and CEO and the CFO and Corporate Secretary of the Company (the "**Management Designees**"). **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER FORM OF PROXY.** A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the chair of the Meeting prior to the commencement of the Meeting or an adjourned meeting. **Proxies may be deposited with Computershare Investor Services Inc. using one of the following methods:**

BY MAIL:	Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1
OR IF YOU HAVE A CONTROL NUMBER, A HOLDER ACCOUNT NUMBER AND AN ACCESS NUMBER ON THE FACE OF THE PROXY, YOU ARE ALTERNATIVELY ABLE TO VOTE:	
BY TELEPHONE:	1-866-732-8683, or
BY INTERNET:	www.computershare.com/proxy

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder properly executing another form of proxy bearing a later date and depositing the same at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading "**Appointment of Proxy**" above or by the shareholder personally attending the Meeting, withdrawing his or her proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a ballot is called for or required by law, voting at the Meeting will be by way of show of hands. Common shares represented by a properly completed, executed and deposited proxy may be voted by the proxyholder on a show of hands, except where the proxyholder has conflicting instructions from more than one shareholder, in which case such proxyholder will not be entitled to vote on a show of hands. In addition, shares represented by proxies will be voted on any ballot. In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY FOR EACH SUCH MATTER.

The enclosed form of proxy when properly executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either (i) in the name of an intermediary (an "**Intermediary**") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of the Canadian Securities Administrators, the Company will have distributed copies of the Notice of Meeting, this Circular, and the enclosed form of proxy (collectively, the "**meeting materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders of Common shares.

Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived their right to receive them. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and submit it to Computershare Investor Services Inc. with respect to the Common shares beneficially owned by such Non-Registered Holder, in accordance with the instructions above in this Circular; **OR**

(b) more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the proxy and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The Company's authorized share structure consists of an unlimited number of Common shares without par value. As at February 20, 2007, the Company has issued and outstanding 20,534,156 fully paid and non-assessable Common shares, each Common share carrying the right to one vote. **The Company has no other classes of voting**

securities. The Common shares have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

Voting

The holders of Common shares shall be entitled to receive notice of and attend any meeting of the shareholders and shall, in respect of each Common share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common share held by them.

Dividends

The holders of Common shares shall be entitled to receive, out of all profits or surplus available for dividends, any dividend declared by the Directors from time to time.

Participation in Assets on Dissolution

In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary or on a distribution of assets when the Company has ceased to carry on business, the holders of the Common shares shall be entitled to share equally in the assets of the Company.

Record Date

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at the close of business on February 20, 2007 ("**Record Date**").

Every shareholder of record at the Record Date who personally attends the Meeting will be entitled to vote at the Meeting or any adjournment(s) thereof. A person duly appointed under an instrument of proxy will be entitled to vote the shares represented thereby only if the proxy is properly completed, executed and deposited in accordance with the requirements set out under the heading "**Appointment of Proxyholder**" above and has not been revoked.

Principal Holders

To the knowledge of the directors and executive officers of the Company, as at February 20, 2007, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over Common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company is:

Name	No. of Shares	Percentage
Altius Resources Ltd. (1)	3,300,000	16.07%

Note:

1. Altius Resources Ltd. is a wholly owned subsidiary of Altius Minerals Corporation, a public company whose shares are listed on the TSX Venture Exchange.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

For the purposes of this Circular:

(a) "**CEO**" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "**CFO**" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "**executive officer**" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

(d) "**Named Executive Officers**" means:

(i) each CEO;

(ii) each CFO;

(iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iv) any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of the most recently completed financial year.

Summary of Compensation

The following table sets forth all compensation paid for the period from incorporation on July 4, 2006 to September 30, 2006 in respect of the individuals who were as at September 30, 2006, the Chief Executive Officer and the Chief Financial Officer of the Company (the "**Named Executive Officers**"). The Company had no other executive officers during the financial period ended September 30, 2006 whose total salary and bonus exceeded $150,000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation		All Other Compensation
					Awards	Payouts	
Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs [2] Granted (#)	LTIP[3] Payouts ($)	All Other Compensation ($)
MICHAEL J. VANDE GUCHTE *President & CEO*	2006	-	-	-	-	-	-[4]
ROBERT G. LEWIS *CFO & Corporate Secretary*	2006	-	-	-	-	-	-[4]

Notes:

1. For the period from incorporation on July 4, 2006 to September 30, 2006.
2. "**SARs**" or "**Stock Appreciation Right**" means any right granted by the Company as compensation for services rendered, to receive a payment of cash or issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.
3. "**LTIP**" or "**Long Term Incentive Plan**" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include options or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.
4. Michael J. Vande Guchte and Robert D. Lewis received no compensation from the Company during the financial period ended September 30, 2006, however during that period they received remuneration from Rubicon Minerals Corporation ("**Rubicon**"), for their services as employees of Rubicon, which services included work for the Company. No specific portion of the compensation paid to them by Rubicon was allocated for their services to the Company.

Long Term Incentive Plan Awards

The Company does not have a long term incentive plan for the Named Executive Officers.

Grant of Stock Options

No stock options were granted by the Company to the Named Executive Officers during the financial period ended September 30, 2006.

Stock options are granted by the Board of Directors pursuant to the Company's Stock Option Plan. Under the terms of the Stock Option Plan, any options will terminate 90 days after the optionee ceases to be a director, senior officer, employee or consultant of the Company or a subsidiary (except for persons providing investor relations services which terminate 30 days after cessation), except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock option. See "**Stock Option Plan**" below.

Exercise of Stock Options/Aggregate Year End Value

No stock options were granted to the Named Executive Officers of the Company during the financial period ended September 30, 2006 and there were no outstanding stock options as at September 30, 2006.

Pension Arrangements

The Company does not have any pension arrangements in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company had no arrangement in respect of compensation paid or to be paid to the Named Executive Officers in the financial period ended September 30, 2006. There were no compensatory plans or arrangements between the Company and the Named Executive Officers with respect to the resignation, retirement or other termination of employment of the Named Executive Officers, a change in control of the Company or a change in the Named Executive Officers' responsibilities following a change in control of the Company involving an amount, including all periodic payments or instalments, exceeding $100,000.

Commencing December 8, 2006, Michael J. Vande Guchte, President & CEO of the Company was paid an annual salary of $100,000 per annum (increased to $140,000 effective February 1, 2007) of which 25% will be billed by the Company to Rubicon for services provided by Mr. Vande Guchte directly to Rubicon. Robert G. Lewis, Chief Financial Officer and Corporate Secretary of the Company, receives an annual salary of $120,000 per annum from Rubicon. Commencing December 8, 2006, Rubicon will bill 50% ($60,000) of Mr. Lewis' salary to Paragon.

Compensation of Directors

None of the directors of the Company other than the Named Executive Officers ("**Other Directors**") has received, during the financial period ended September 30, 2006, compensation pursuant to:

(a) any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b) any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c) any arrangement for the compensation of directors for services as consultants or experts.

J. Garfield MacVeigh, a director and Vice-President, Exploration of the Company, received no compensation from the Company during the financial period ended September 30, 2006, however during that period he received remuneration from Rubicon for his services as an officer and employee of Rubicon, which services included work for the Company. No specific portion of the compensation paid to Mr. MacVeigh by Rubicon was allocated for his services to the Company. Commencing December 8, 2006, J. Garfield MacVeigh is paid an annual salary of $120,000 by the Company and it is anticipated that the Company will bill some of this cost to Rubicon and Constantine Metal Resources Ltd. for services provided by Mr. MacVeigh to them.

In addition, no stock options were granted to the Other Directors during the financial period ended September 30, 2006 and there were no outstanding stock options as at September 30, 2006.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at the financial period ended September 30, 2006:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	Nil	N/A	See Note 1
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	Nil		See Note 1

Note:

1. The Company's Stock Option Plan ("**Plan**") was approved by the shareholders of Rubicon Minerals Corporation ("**Rubicon**") (TSX, AMEX) at an annual and special meeting of Rubicon held on August 8, 2006 as part of the approval of an Arrangement Agreement among Rubicon, the Company, CopperCo Resource Corp. and Africo Resources Ltd. under which, among other things, Rubicon agreed to spin off certain Newfoundland and Nunavut properties to the Company and the shareholders of Rubicon would receive one share of the Company for each six shares of Rubicon held on the effective date by way of plan of arrangement ("**Plan of Arrangement**"). The Plan of Arrangement closed and was effective on December 8, 2006. Under the terms of the Arrangement Agreement, each holder of a Rubicon Option on the Share Distribution Date of December 19, 2006 received an option to purchase shares of the Company on the basis of one share of the Company for each six Rubicon Shares. The Company's Plan reserved that number of shares of the Company which is equal to 20% of the issued capital of the Company on the date of the initial listing of the shares of the Company on the TSX Venture Exchange (the "**Exchange**"). The Company's shares were listed on the Exchange on December 15, 2006 and the number of shares reserved under the Plan was determined to be 4,014,581 shares.

See "**Stock Option Plan**" below for the material terms of the Company's Plan.

STOCK OPTION PLAN

Purpose of the Plan

The purpose of the Plan is to provide an incentive to the Company's directors, senior officers, employees and consultants and to management company employees to continue their involvement with the Company, to increase their efforts on the Company's behalf and to attract qualified new personnel. The Company decided to implement the Plan to provide additional incentive for any persons who become new directors, officers or employees as a result of the acquisition of a new business opportunity.

General Description/Exchange Policies

The Plan is administered by the Compensation Committee (the "**Committee**") appointed by the Board of Directors. A copy of the Plan is available online at www.sedar.com.

The following is a brief description of the principal terms of the Plan, which description is qualified in its entirety by the terms of the Plan:

1. The maximum number of Common shares of the Company that may be reserved for issuance of stock options granted under the Plan shall not exceed 20% of the issued capital of the Company as at the date of the listing of the Company's shares on the Exchange, determined to be 4,014,581 shares.

2. The exercise price of the stock options shall not be less than the minimum price permitted by the policies of the Exchange. The current policies of the Exchange provide that the exercise price for stock options must

not be less than the greater of $0.10 and the last closing price of the Company's shares before the date of grant, less a maximum discount of 25% where the closing price was up to $0.50, 20% where the closing price was $0.51 to $2.00 and 15% where the closing price was above $2.00, subject to adjustment in the event of a recent share consolidation or announcement of material information.

3. The granting of stock options under the Plan is restricted as follows:

   (a) the aggregate number of Common shares that may be reserved for issuance for a stock option to any one individual in a 12 month period may not exceed 5% of the issued common shares of the Company at the time of grant of the stock option;

   (b) the number of options granted to a consultant in a 12 month period must not exceed 2% of the issued common shares of the Company at the time of grant of the stock option; and

   (c) the aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued common shares of the Company in any 12 month period, at the time of grant of the stock option. Options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

4. The term for exercise of stock options for listed companies designated as Tier 2 issuers on the Exchange is a maximum of five years from the date of grant provided that in the event of the optionee's death, the exercise period shall not exceed the lesser of one year from the date of the optionee's death and the expiry date of the stock option. Stock options may only be exercised until the earlier of the expiry date and a period of not more than 90 days after the optionee ceases to be a qualified optionee, except in the case of persons providing investor relations activities to the Company where it is limited to the earlier of the expiry date and a period of not more than 30 days after such optionee ceases to be a qualified optionee.

5. All options shall be non-assignable and non-transferable except as between an optionee and a wholly owned personal corporation, with the consent of the Exchange.

6. A "**disinterested shareholder vote**" is required to approve the decrease in the exercise price of stock options previously granted to insiders prior to the exercise of such repriced stock options, or to approve the grant to insiders, within 12 month period, of a number of options exceeding 10% of the issued Common shares of the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OFFICERS

During the financial period ended September 30, 2006, no director, executive officer, officer, proposed management nominee for election as a director of the Company nor any of their respective associates or affiliates, is, or has been at any time since the beginning of a last completed financial year, indebted to the Company or any subsidiary, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "**informed person**" means:

   (a) a director or executive officer of the Company;

   (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in Schedule J of the Information Circular of Rubicon dated July 7, 2006 (available online at www.sedar.com) and in this Circular, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Unit Special Warrant and Flow-Through Special Warrant Private Placement - September 1, 2006 and September 6, 2006

On September 1 and September 6, 2006 the Company issued by way of private placement a total of 3,179,000 Unit Special Warrants and 4,092,168 Flow-Through Special Warrants at a price of $0.50 per Unit Special Warrant and $0.60 per Flow-Through Special Warrant for gross proceeds of $4,044,800.80. Each Unit Special Warrant entitled the holder to receive, upon exercise and without further consideration, automatically upon the closing of the Plan of Arrangement among Rubicon, the Company, CopperCo Resource Corp. and Africo Resources Ltd. (as described in the Information Circular of Rubicon dated July 7, 2006), one Common share in the capital of the Company and one Common share purchase warrant with each warrant entitling the holder to purchase one Common share in the capital of the Company for a period of two years from the date of closing of the Plan of Arrangement at a price of $1.00 per share. Each Flow-Through Special Warrant entitled the holder to receive, upon exercise and without further consideration, automatically upon the closing of the Plan of Arrangement, one flow-through common share of the Company. Of the subscribers, three were insiders of the Company and one subscriber became an insider of the Company on exercise of the Unit Special Warrants. These subscribers participated in the private placement as follows:

Name	Relationship	Number of Special Warrants
Michael J. Vande Guchte	President, CEO and Director	33,000 Unit Special Warrants 17,000 Flow-Through Share Special Warrants
J. Garfield MacVeigh	Vice-President, Exploration and Director	50,000 Flow-Through Share Special Warrants
David A. Copeland	Exploration Manager	5,000 Flow-Through Share Special Warrants
Altius Resources Ltd.[1]	Insider by virtue of owning 10% or more of the issued capital of the Company	800,000 Unit Special Warrants 2,500,000 Flow-Through Special Warrants

Note:
1. Altius Resources Ltd. is a wholly owned subsidiary of Altius Minerals Corporation, a public company whose shares are listed on the TSX Venture Exchange.

MANAGEMENT CONTRACTS

No management functions of the Company are performed by persons other than the directors or Executive Officers of the Company.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

As at the date of this Circular, the Company has in force a Directors' and Officers' Liability Insurance policy in the amount of $5,000,000 for the benefit of the directors and officers of the Company. The amount of the premium paid by the Company for the policy now in effect was $28,600. No portion of this premium was paid by the directors and officers of the Company. The policy provides for a deductible of $100,000 for any loss in connection with claims against a director or officer relating to violations of Canadian securities laws, a deductible of $50,000 for any loss in connection with claims resulting from wrongful employment practices and a deductible of $50,000 for other claims against directors and officers of the Company.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110, Audit Committees, of the Canadian Securities Administrators ("**MI 52-110**") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set forth below.

The Company's audit committee is governed by an audit committee charter, the text of which is attached hereto as Schedule A and forms part of this Circular.

The Company's audit committee is presently comprised of three directors, Gordon J. Soneff (Chair), David W. Adamson and Michael J. Vande Guchte. As defined in MI 52-110, two are "independent". The Audit Committee members possess education or experience that is relevant to the performance of their responsibilities as Audit Committee members of the Company as follows:

(a) David W. Adamson is President and Chief Executive Officer of Rubicon Minerals Corporation, a junior exploration mining company whose shares are listed on the Toronto Stock Exchange. He has extensive experience in marketing and raising capital including a significant number of years of experience in market capitalization in gold and base metal exploration in Canada, USA and Europe.

(b) Gordon J. Soneff has an MBA from University of Australia and an economics degree from the University of Calgary. He is a private investor and previously spent 8 years with Ford Credit Canada Ltd. in finance and accounting.

(c) Michael J. Vande Guchte is President & CEO of the Company. He has 13 years experience as a project manager and geologist giving him a clear understanding of exploration expenditures.

Since the commencement of the Company's most recently completed financial period, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since incorporation on July 4, 2006, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

With respect to the engagement of the external auditor for non-audit services, the audit committee has delegated the authority to pre-approve such non-audit services to David J. Adamson and Gordon J. Soneff, both independent directors of the Company. The audit committee has approved the external auditors providing non-audit services in relation to addressing technical or new accounting pronouncements, discussing and assisting management with issues

related to normal, day to day income taxation issues, not including material tax planning, and assisting with minor computer related matters, such as hardware issues and software functionality.

In the following table, "**audit fees**" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "**Audit-related fees**" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "**Tax fees**" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "**All other fees**" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Period Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2006	$7,500	Nil	N/A(1)	Nil
2005(2)	N/A	N/A	N/A	N/A

Notes:

1. Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CCRA. The initial corporate tax return for the Company has not yet been filed.
2. The Company was incorporated on July 4, 2006 and its first financial period ended on September 30, 2006.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a Venture Issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, *National Instrument 58-101- Disclosure of Corporate Governance Practices* ("**NI 58-101**") was adopted by the Canadian Securities Administrators. NI 58-101 requires issuers to disclose their governance practices in accordance with that instrument. The Company is a "venture issuer" within the meaning of NI 58-101. A discussion of the Company's governance practices within the context of NI 58-101 is set out below.

Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
1. Board of Directors	
(a) Disclose the identity of directors who are independent.	(a) The Company has two independent directors, David W. Adamson and Gordon J. Soneff.
(b) Disclose the identity of directors who are not independent, and describe the basis of that determination.	(b) The Company has two directors who are not independent because they are executive officers of the Company, namely: Michael J. Vande Guchte, President & CEO and J. Garfield MacVeigh, Vice-President, Exploration.

	Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
2.	**Directorships**	
	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors are presently also directors of other reporting issuers as listed: • Michael J. Vande Guchte: Nil • David W. Adamson: Rubicon Minerals Corporation (TSX; AMEX) Africo Resources Ltd. (TSX) and Constantine Metal Resources Ltd. (TSXV) • J. Garfield MacVeigh: Constantine Metal Resources Ltd. (TSXV) • Gordon J. Soneff: Nil
3.	**Orientation and Continuing Education**	
	Describe what steps, if any, the board takes to orient new directors and describe any measures the board takes to provide continuing education for directors.	The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.
4.	**Ethical Business Conduct**	
	Disclose what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.	The Company does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is also expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements as well as with the Company's Corporate Disclosure Policy, Insider Trading Policy and Whistle Blower Policy.

Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
5. Nomination of Directors	
Disclose what steps, if any are taken to identify new candidates for board nomination, including:	
(a) who identifies new candidates, and	(a) When a board vacancy occurs or is contemplated, any director may make recommendations to the board as to qualified individuals for nomination to the board.
(b) the process of identifying new candidates.	(b) In identifying new candidates, the directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company at that time.
6. Compensation	
Describe what steps, if any, are taken to determine compensation for the Company's directors and CEO including:	
(a) who determines the compensation, and	(a) The Company's Compensation Committee reviews the compensation of the directors and executive officers. The Compensation Committee also administers the Company's Stock Option Plan.
(b) the process of determining compensation.	(b) The Board grants stock options to directors and executive officers of the Company from time to time based on recommendations of the Compensation Committee. Executive officers and directors may be compensated through stock options for their expert advice and contribution towards the success of the Company. The form and amount of such compensation will be guided by the following goals: (i) compensation should be commensurate with the time spent by executive officers and directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.

	Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
7.	**Other Board Committees**	
	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The board has no other standing committees.
8.	**Assessments**	
	Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.	The Board does not have a formal process to critically review the performance of the Board and each of its committees.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The Financial Statements of the Company for the financial period ended September 30, 2006, and the auditors' report thereon, will be presented to the Meeting. Copies are available online at www.sedar.com.

APPOINTMENT OF AUDITORS

The shareholders of the Company will be asked to vote for the re-appointment of De Visser Gray, Chartered Accountants, as auditors of the Company for the ensuing year. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution re-appointing De Visser Gray, Chartered Accountants, as auditors for the Company for the ensuing year,** to hold office until the close of the next annual meeting of shareholders or until the firm of De Visser Gray, Chartered Accountants is removed from office or resigns. The shareholders will also be asked to approve and adopt an ordinary resolution authorizing the Board of Directors of the Company to fix the compensation of the auditors for the ensuing year. De Visser Gray, Chartered Accountants, have been the auditors of the Company since July 5, 2006.

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to elect four directors for the ensuing year.

The term of office of each of the present four directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Company, or with the provisions of the *Business Corporations Act* (Canada). No class of shareholders of the Company has the right to elect a specified number of directors or to cumulate their votes for directors.

The Board of Directors has not appointed an Executive Committee. The members of the Company's Audit Committee as at the date hereof are Gordon J. Soneff (Chair), David W. Adamson and Michael J. Vande Guchte. The members of the Company's Compensation Committee as at the date hereof are Gordon J. Soneff and David W. Adamson.

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupation, business or employment, the period of time for which each has been a director of the Company, and the number of Common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at February 20, 2007:

Name, Present Office and Province and Country of Residence[1]	Present Principal Occupation, Business or Employment[1]	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled[1][2]
MICHAEL J. VANDE GUCHTE *Director, President & CEO* *British Columbia, Canada*	Professional Geoscientist; President & CEO of the Company, July 2006 to present; formerly, Manager Corporate Development of Rubicon Minerals Corporation (TSX; AMEX) September 2005 to July, 2006; System Consultant with Accenture Business Services (Provider of Outsourced Business Services), August 2000 to August 2005	July 5, 2006	52,600
J. GARFIELD MACVEIGH *Director, Vice-President, Exploration* *British Columbia, Canada*	Exploration Geologist; President, CEO & Director, Constantine Metal Resources Ltd. (TSXV), May 2006 to date; previously Senior Officer and Director of Rubicon Minerals Corporation (TSX; AMEX), 1996 to February, 2007	July 5, 2006	266,348
DAVID W. ADAMSON *Director* *British Columbia, Canada*	Exploration Geologist; President, CEO and Director of Rubicon Minerals Corporation (TSX; AMEX), over five years; Director, Constantine Metal Resources Ltd. (TSXV), May 2006 to date	July 5, 2006	484,711
GORDON J. SONEFF *Director* *Alberta, Canada*	Investor; Self-employed, over five years	July 5, 2006	Nil

Notes:

1. The information as to residence, present principal occupation, business or employment, and the number of Common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. The information regarding the present principal occupation, business or employment for each of the four directors is for the past five years.
2. Does not include stock options held by the directors as at February 20, 2007 as follows:

Option Holder	Number of Shares	Exercise Price	Expiry Date
David W. Adamson	29,166	$0.47	August 8, 2007
David W. Adamson	41,666	$0.67	January 6, 2010
J. Garfield MacVeigh	41,666	$0.67	January 6, 2010
Michael J. Vande Guchte	16,666	$0.38	September 1, 2010

Does not include warrants held by the directors as at February 20, 2007 as follows:

Warrant Holder	Number of Shares	Exercise Price	Expiry Date
Michael J. Vande Guchte	33,000	$1.00	December 8, 2008

To the best of the knowledge of the Company, no proposed director of the Company is, or within the 10 years before the date of this Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPROVAL OF BYLAW NO. 1

On August 16, 2006, the Board of Directors enacted Bylaw No. 1 of the Company, being a bylaw relating generally to the transaction of the business and affairs of the Company, pursuant to the Canada *Business Corporations Act*. A copy of Bylaw No. 1 is available online at www.sedar.com.

The Company was incorporated on July 4, 2006 to facilitate the Plan of Arrangement under which Rubicon, a public company whose shares are listed on the Toronto Stock Exchange, would proceed with a reorganization which would have the result of dividing its mineral assets between three separate public companies: the then existing Rubicon and two newly created companies, namely, the Company and CopperCo Resource Corp. On implementation of the Plan of Arrangement, the Company would hold the exploration assets held by Rubicon in the Province of Newfoundland and Labrador and the Territory of Nunavut. The Plan of Arrangement was effective on December 8, 2006. The Company did not have any shareholders until the effective date of the Plan of Arrangement and accordingly, is now requesting the shareholders of the Company at the Meeting to confirm Bylaw No. 1.

Accordingly, the shareholders will be requested at the Meeting to approve an ordinary resolution in the following terms:

> "**RESOLVED THAT** Bylaw No. 1 of the Company enacted by the directors on August 16, 2006, being a bylaw relating generally to the transaction of the business and affairs of the Company, be and is hereby ratified and confirmed."

The Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of the resolution confirming Bylaw No. 1.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

GENERAL

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common shares.

ADDITIONAL INFORMATION

Additional information concerning the Company is available online at www.sedar.com. Financial information concerning the Company is provided in the Company's Financial Statements and Management's Discussion and Analysis for the financial period ended September 30, 2006.

Shareholders wishing to obtain a copy of the Company's Financial Statements and Management's Discussion and Analysis may contact the Company as follows:

Paragon Minerals Corporation
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
Telephone: (604) 623-3333
Facsimile: (604) 623-3355
Website: www.paragonminerals.com

DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved by the Directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "*Michael J. Vande Guchte*"
President & CEO

Vancouver, British Columbia
February 20, 2007

SCHEDULE A

PARAGON MINERALS CORPORATION

AUDIT COMMITTEE CHARTER

---

1. PURPOSE

1.1 The primary functions of the Audit Committee of Paragon Minerals Corporation (the "Company") are to fulfill its responsibilities in relation to reviewing the integrity of the Company's financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Company's compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; and reviewing the qualifications, independence and performance of the external auditors.

2. MEMBERSHIP AND ORGANIZATION

2.1 **Composition** - Subject to paragraph 2.6, the Audit Committee shall consist of not less than three independent members of the Board. At the invitation of the Audit Committee, members of the Company's management and others may attend Audit Committee meetings as the Audit Committee considers necessary or desirable.

2.2 **Appointment and Removal of Audit Committee Members** - Each member of the Audit Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of shareholders of the Company at which the member's term of office expires, (b) the death of the member or (c) the resignation, disqualification or removal of the member from the Audit Committee or from the Board. The Board may fill a vacancy in the membership of the Audit Committee.

2.3 **Chair** - At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee's compliance with this mandate, work with management to develop the Audit Committee's annual work-plan and provide reports of the Audit Committee to the Board. The Chair may vote on any matter requiring a vote and shall provide a second vote in the case of a tie vote.

2.4 **Independence** - Subject to paragraph 2.6, each member of the Audit Committee shall be an "independent" (as such term is used in Multilateral Instrument 52-110 - Audit Committees ("MI 52-110").

2.5 **Financial Literacy** - Subject to paragraph 2.6, members of the Audit Committee shall be financially literate or agree to become financially literate within a reasonable period of time following the member's appointment. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

2.6 **Venture Issuer** - For so long as the Company is a "venture issuer" as defined in MI 52-110, it is not required to comply with the provisions of paragraph 2.1 "Composition", 2.4 "Independence" or 2.4 "Financial Literacy" above. In the event the Company cannot comply with all or a part of these provisions, then the Committee shall be comprised of not less than three members of the Board, a majority of whom are not officers or employees of the Company or a subsidiary of the Company.

3. MEETINGS

3.1 **Meetings** - The members of the Audit Committee shall hold meetings as are required to carry out this mandate, and in any case no less than four meetings annually. The external auditors are entitled to attend and be heard at each Audit Committee meeting. The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board or the President and Chief Executive Officer may call a meeting of the Audit Committee. The Chair shall

chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a Chair from their number for a meeting.

3.2 **Secretary and Minutes** - The Corporate Secretary, his or her designate or any other person the Audit Committee requests, shall act as secretary at Audit Committee meetings. Minutes of Audit Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Audit Committee for approval.

3.3 **Quorum** - A majority of the members of the Audit Committee shall constitute a quorum. If a quorum cannot be obtained for an Audit Committee meeting, members of the Board who would qualify as members of the Audit Committee may, at the request of the Chair or the Chairman of the Board, serve as members of the Audit Committee for that meeting.

3.4 **Access to Management and Outside Advisors** - The Audit Committee shall have unrestricted access to management and employees of the Company, and, from time to time may hold meetings with the external auditor, the Chief Financial Officer or the President and Chief Executive Officer. The Audit Committee shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any officer of the Company. The Company shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.

3.5 **Meetings Without Management** - The Audit Committee shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

4. FUNCTIONS AND RESPONSIBILITIES

The Audit Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Audit Committee by the Board. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by applicable corporate securities laws, the binding requirements of the stock exchanges on which the securities of the Company are listed, and all other applicable laws.

4.1 Financial Reports

(a) **General** - The Audit Committee is responsible for reviewing the integrity of the Company's financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company's financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The external auditors are responsible for auditing the Company's annual consolidated financial statements and, if requested by the Company, for reviewing the Company's unaudited interim financial statements.

(b) **Review of Annual Financial Reports** - The Audit Committee shall review the annual consolidated audited financial statements of the Company, the external auditors' report thereon and the related management's discussion and analysis of the Company's financial condition and results of operation to determine whether they present fairly, in all material respects in accordance with Canadian generally accepted accounting principles, or any other generally accepted accounting principles in which the financial statements of the Company are prepared from time to time, the financial condition, results of operations and cash flows of the Company. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c) **Review of Interim Financial Reports** - The Audit Committee shall review the interim consolidated financial statements of the Company, the external auditors review report thereon, if applicable, and the related MD&A to determine whether they present fairly, in all material respects in accordance with GAAP, the financial condition, results of operations and cash flows of the Company. After completing its review, if advisable, the Audit Committee shall, if so authorized by the Board, approve the interim financial statements and the related MD&A, or if not authorized by the Board, then approve and recommend for Board approval.

(d) **Review Considerations** - In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

(i) meet with management and the external auditors to discuss the financial statements and MD&A;

(ii) review the disclosures in the financial statements;

(iii) review the audit report or review report prepared by the external auditors;

(iv) discuss with management, the external auditors and legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(v) review critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(vi) review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management;

(vii) review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

(viii) review management's report on the effectiveness of internal controls over financial reporting;

(ix) review results of the Company's whistleblowing program; and

(x) review any other matters, related to the financial statements, that are brought forward by the external auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or applicable law.

4.2 **Approval of Other Financial Disclosures** - The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing financial results of the Company and any other material financial disclosure, including in Management Information Circulars and Annual Information Forms.

4.3 **External Auditors**

(a) **General** -The Audit Committee shall be responsible for oversight of the work of the external auditors in auditing and reviewing the Company's financial statements and internal controls over financial reporting.

(b) **Appointment and Compensation** - The Audit Committee shall review and, if advisable, select and recommend (i) for shareholder approval, the appointment of the external auditors and (ii) for shareholder or Board approval, as applicable, the compensation of the external auditors.

(c) **Annual Review Report** - At least annually, the Audit Committee shall obtain and review a report by the external auditors describing: (i) their internal quality-control procedures and (ii) any material issues raised by their most recent internal quality-control review, peer review or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any of these issues.

(d) **Audit Plan** - At least annually, the Audit Committee shall review a summary of the external auditors' annual audit plan. The Audit Committee shall consider and review with the external auditors any material changes to the scope of the plan.

(e) **Quarterly Review Report** - If the external auditors review the Company's unaudited interim financial statements, then the Audit Committee shall review a quarterly review report prepared by the external auditors in respect of each of the interim financial statements of the Company.

(f) **Independence of External Auditors** - At least annually, and before the external auditors issue their report on the annual financial statements, the Audit Committee shall obtain from the external auditors a formal written statement describing all relationships between the external auditors and the Company, discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors, and obtain written confirmation from the external auditors that they are objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs.

(g) **Evaluation and Rotation of Lead Partner** - At least annually, the Audit Committee shall review the qualifications and performance of the lead partners of the external auditors. The Audit Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

(h) **Pre-Approval of Non-Audit Services** - The Audit Committee shall pre-approve any retainer of the external auditors for any non-audit service to the Company in accordance with applicable law and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

(i) **Hiring Practices** - The Audit Committee shall review and approve guidelines regarding the hiring of employees or former employees of the external auditors.

4.4 **Internal Controls**

(a) **General** - The Audit Committee shall monitor the system of internal control.

(b) **Establishment, Review and Approval** - The Audit Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the external auditors:

(i) the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company's internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions.

(ii) any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company's periodic regulatory filings;

(iii) any material issues raised by any inquiry or investigation by the Company's regulators;

(iv) any related significant issues and recommendations of the external auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

4.5 **Whistleblowing Procedures** - The Audit Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by the Company from employees or others, regarding accounting, internal accounting controls, or auditing matters.

4.6 **Succession Planning** - In consultation with the Board, the Audit Committee shall review succession plans for the Chief Financial Officer and the Chief Accountant or Controller of the Company. The Audit Committee shall

review candidates for the position of Chief Financial Officer of the Company and make recommendations to the Board with respect to the appointment of a Chief Financial Officer.

4.7 **Adverse Investments and Transactions** - The Audit Committee shall review any investments and transactions that could adversely affect the well-being of the Company.

4.8 **Audit Committee Disclosure** - The Audit Committee shall review and approve any audit committee disclosures required by securities regulators in the Company's disclosure documents.

4.9 **Assessment of Regulatory Compliance** - The Audit Committee shall review management's assessment of compliance with laws and regulations as they pertain to responsibilities under this mandate, report its findings to the Board and recommend changes it considers appropriate.

4.10 **Delegation** - The Audit Committee may designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.

5. REPORTING TO THE BOARD

5.1 The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Audit Committee or as requested by the Board, on matters arising at Audit Committee meetings and, where applicable, shall present the Audit Committee's recommendation to the Board for its approval.

Approved and adopted by the Board effective July 6, 2006.

Form 45-106F1
Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

Paragon Minerals Corporation ("Issuer")
Suite 1540 - 800 West Pender Street
Vancouver, BC V6C 2V6

Phone: 604-623-3333

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is not a reporting issuer.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe) ______________________

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

September 1, 2006, and

September 6, 2006

Item 6: For each security distributed:

(a) describe the type of security,

<u>**Unit Special Warrants**</u> **- Each Unit Special Warrant entitles the holder to receive, upon exercise and without further consideration, automatically upon closing of the Plan of Arrangement ("Arrangement") among Rubicon Minerals Corporation ("Rubicon"), the Issuer, CopperCo Resource Corp., and Africo Resources Ltd. (as described in the Information Circular of Rubicon dated July 7, 2006), one common share of the Issuer and one common share purchase warrant ("Warrant"), with each Warrant entitling the holder to purchase one common share of the Issuer for a period of 2 years from the date of closing of the Arrangement at a price of $1.00 per share.**

<u>**Flow-Through Special Warrants**</u> **- Each Flow-Through Special Warrant entitles the holder to receive, upon exercise and without further consideration, automatically upon closing of the Arrangement, one flow-through common share of the Issuer.**

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

<u>**3,179,000 Unit Special Warrants**</u>

<u>**4,092,168 Flow Through Special Warrants**</u>

(c) state the exemption(s) relied on.

Sections 2.3 (Accredited Investor), 2.5 (Family, Friends and Business Associates), and 2.10 (Minimum Amount) of National Instrument 45-106.

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	2 (Unit Special Warrant Purchasers)	$0.50	41,500.00
	8 (Flow-Through Special Warrant Purchasers)	$0.60	121,200.60
Manitoba	1 (Flow-Through Special Warrant Purchaser)	$0.60	20,400.00
Ontario	3 (Unit Special Warrant Purchasers)	$0.50	520,000.00
	8 (Flow-Through Special Warrant Purchasers)	$0.60	671,000.00
Newfoundland	10 (Unit Special Warrant Purchasers)	$0.50	445,500.00
	15 (Flow-Through Special Warrant Purchasers)	$0.60	1,642,700.20
Atlanta, Georgia	1 (Unit Special Warrant Purchaser)	$0.50	10,000.00
Birmingham, Alabama	1 (Unit Special Warrant Purchaser)	$0.50	250,000.00
Solana Beach, California	1 (Unit Special Warrant Purchaser)	$0.50	12,500.00
St. Michael, Barbados	2 (Unit Special Warrant Purchasers)	$0.50	200,000.00
HongKong	1 (Unit Special Warrant Purchaser)	$0.50	100,000.00
London, England	1 (Unit Special Warrant Purchaser)	$0.50	10,000.00
Total number of Purchasers	54		
Total dollar value of distribution in all jurisdictions (Canadian $)			4,044,800.80

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
None					

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: September 7, 2006

PARAGON MINERALS CORPORATION

Name of issuer (please print)

Michael J. Vande Guchte, President & CEO Tel No.: 604-623-3333

Print name, title and telephone number of person signing

____

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Alan L. Monk
Solicitor, Davis & Company LLP
2800 Park Place, 666 Burrard Street
Vancouver, BC V6C 2Z7
Telephone No. 604-643-2978

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

(a) has been notified by the issuer

  (i) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,

  (ii) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

  (iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

  (iv) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and

(b) has authorized the indirect collection of the information by the Ontario Securities Commission.


RECEIVED

NOTICE OF CHANGE IN CORPORATE STRUCTURE



(SECTION 4.9 OF NATIONAL INSTRUMENT 51-102)

Paragon Minerals Corporation ("Paragon") hereby gives notice pursuant to section 4.9 of National Instrument 51-102 of the following change in corporate structure:

Names of the Parties to the Transaction:

Rubicon Minerals Corporation ("Rubicon")
Paragon Minerals Corporation ("Paragon")
Africo Resources Ltd. (formerly CopperCo Resource Corp.) ("New Africo")
Africo Resources (B.C.) Ltd. (formerly Africo Resources Ltd.) ("Old Africo")

Description of the Transaction:

Rubicon has completed a reorganization by way of a statutory Plan of Arrangement, which has resulted in Rubicon dividing its assets between three separate public companies: Rubicon itself, and two newly-created companies, Paragon and New Africo. Rubicon continues to hold its Red Lake Properties and other interests; Paragon holds the exploration assets which Rubicon held in the Province of Newfoundland and Labrador and the Territory of Nunavut; and New Africo's key asset is the Kalukundi copper-cobalt project in the Democratic Republic of Congo, held through Old Africo (Rubicon held a 39.6% equity interest in Old Africo immediately prior to the Arrangement).

Rubicon Shareholders of record on the Share Distribution Record Date (which has been fixed at December 19, 2006) will receive one New Rubicon Common Share for every Rubicon Common Share held on the Share Distribution Record Date, one Paragon Common Share for every six Rubicon Common Shares held on the Share Distribution Record Date, and that number of New Africo Common Shares obtained by multiplying the number of Rubicon Common Shares held on the Share Distribution Record Date by the Rubicon-CopperCo Exchange Ratio (which will be approximately 0.0925, or one New Africo Common Share for approximately every 10.81 Rubicon Common Shares held).

A description of the Arrangement and of the parties upon completion of the Arrangement is set out in Rubicon's management information circular dated July 7, 2006 which is available on SEDAR at www.sedar.com.

The Common Shares of Rubicon continue to trade on the TSX and AMEX under the symbol "RMX" and "RBY" respectively, and the common shares of Paragon and New Africo have commenced trading on the TSX Venture Exchange and the TSX, respectively, under the symbols "PGR" and "ARL", respectively.

Effective Date of Transaction:

December 8, 2006

Names and Reporting Issuer Status of Each Continuing Entity:

Rubicon Minerals Corporation continues to be a reporting issuer in British Columbia, Alberta, Ontario and Quebec.

Paragon Minerals Corporation is a reporting issuer in British Columbia, Alberta and Quebec.

Africo Resources Ltd. (formerly CopperCo Resource Corp.) is a reporting issuer in British Columbia, Alberta, Quebec and Ontario.

Africo Resources (B.C. Ltd.) (formerly Africo Resources Ltd.)* continues to be a private company.

Date of Paragon's first financial year-end subsequent to the transaction:

September 30, 2007

Periods of the interim and annual financial statements required to be filed for Paragon's first financial year subsequent to the transaction:

- first quarter interim financial statements (with no comparative interim period) for the three month period ended December 31, 2006
- second quarter interim financial statements (with no comparative interim period) for the six month period ended March 31, 2007
- third quarter interim financial statements (with no comparative interim period) for the nine month period ended June 30, 2007
- annual financial statements (with no comparative annual period) for the year ended September 30, 2007

Comparative periods will not be available for the periods described above because Paragon was incorporated on July 4, 2006.

Date of Notice

December 15, 2006

---

* Africo Resources (B.C.) Ltd. survives as a wholly owned subsidiary of Africo Resources Ltd.


RECEIVED
2007 JUL 13 P 2:35
CORPORATE FINANCE

BY-LAW NO. 1

OF

PARAGON MINERALS CORPORATION

BE IT ENACTED and it is hereby enacted as a by-law of Paragon Minerals Corporation ("Corporation") as follows:

PART 1 - TABLE OF CONTENTS

Page

PART 2- INTERPRETATION

2.1 This and all other by-laws of the Corporation ("By-laws") are subject to the provisions of the *Canada Business Corporations Act.*

2.2 In the By-laws, unless there is something in the subject or context inconsistent therewith:

"Act" means the *Canada Business Corporations Act* from time to time in force and includes the regulations made pursuant thereto.

"Board" and "directors" means the directors or sole director of the Corporation for the time being.

"registered owner", "registered holder", "owner" or "holder" when used with respect to a security of the Corporation means the person registered in the securities register in respect of such security.

2.3 A reference to writing includes any visible form of representing or reproducing words.

2.4 Words importing the singular or plural, an individual or corporation, or the masculine, feminine or neuter gender will include the other or others of them respectively as the context requires.

2.5 The meaning of any words or phrases defined in the Act will, if not inconsistent with the subject or context, bear the same meaning in the By-laws.

PART 3 - SECURITIES

3.1 The securities of the Corporation will be under the control of the directors who may, subject to the Act, the Articles, any unanimous shareholder agreement and the rights of the holders of any securities, allot, issue, or otherwise deal with them, at such times, to such persons (including directors) in such manner, upon such terms and conditions, as they, in their absolute discretion, may determine.

3.2 Except as required by law or the By-laws, no person will be recognized by the Corporation as having any interest whatsoever in any security except the registered holder thereof.

3.3 If a security is registered in the names of two or more persons they will be joint holders.

3.4 Neither the Corporation nor any transfer agent will be liable for any loss occasioned to a security holder resulting from any security certificate being lost in the mail or stolen.

PART 4 - PURCHASE AND REDEMPTION OF SHARES

4.1 If the Corporation proposes to purchase or redeem some but not all of the shares of any class, the directors may, subject to the special rights and restrictions attached to such class of shares, decide the manner in which the shares to be purchased or redeemed are to be selected.

PART 5 - MEETINGS OF SHAREHOLDERS

5.1 The date, time and place of all meetings of shareholders of the Corporation will be determined by the directors.

5.2 Except as otherwise provided by the Act, where any special business to be considered at a meeting of shareholders includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting will be sufficient if, with respect to such document, it states that a copy of the document is or will be available for inspection by shareholders at the registered office of the Corporation or at such other place in Canada designated in the notice during usual business hours up to the date of such meeting of shareholders.

5.3 A quorum for the transaction of business at any meeting of shareholders (unless a greater number of persons is required to be present or a greater number of shares is required to be represented by the Act or by the Articles or any other bylaw) is persons present not being less than two in number who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. If there is only one shareholder, the quorum is one person present and being, or representing by proxy, such shareholder.

5.4 If within half an hour from the time appointed for a meeting of shareholders there is no quorum, the meeting, if convened upon the requisition of shareholders, will terminate. In any other case it will be adjourned to the same day in the next week, at the same time and place, and,

if at the adjourned meeting there is not a quorum within half an hour from the time appointed for the meeting, any shareholder entitled to attend and vote at the meeting who is present or represented by proxy or other proper authority will be the quorum.

5.5 The Chairman of the Board, if any, or in his or her absence the President of the Corporation or in his or her absence a Vice-President of the Corporation, if any, will be entitled to preside as chairman at every meeting of shareholders of the Corporation.

5.6 If at any meeting of shareholders neither the Chairman of the Board nor the President nor a Vice-President is present within fifteen minutes after the time appointed for holding the meeting or if present is not willing to act as chairman, the directors present will choose a chairman; but if all the directors present decline to take the chair or fail so to choose or if no director is present, the shareholders present will choose a chairman.

5.7 The chairman may, and will if so directed by the meeting, adjourn a meeting of shareholders from time to time and from place to place, but no business will be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. It will not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting unless adjourned for an aggregate of 30 days or more.

5.8 The only persons entitled to be present at a meeting of shareholders will be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or By-laws to be present at the meeting or are otherwise permitted by the chairman of the meeting.

5.9 No motion proposed at a meeting of shareholders need be seconded and the chairman may propose a motion.

5.10 Unless the Act otherwise provides, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution.

5.11 In calling a meeting of the shareholders, the directors may determine that the meeting will be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

5.12 If the Corporation is not a distributing corporation, notice of a shareholders' meeting may be sent to the shareholders within a shorter period than that prescribed under the Act, at the discretion of the directors.

PART 6 - VOTING OF SHAREHOLDERS

6.1 Subject to any special voting rights or restrictions attached to any class of shares and the restrictions on joint holders of shares, on a show of hands every shareholder who is present in person and entitled to vote thereat will have one vote and on a ballot every shareholder present in person or represented by proxy or other proper authority will have one vote for each share of which he, she or it is the registered holder.

6.2 In the case of joint registered holders of a share the vote of the senior who exercises a vote, whether in person or by proxyholder, will be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose seniority will be determined by the order in which the names stand in the central securities register. Two or more legal personal representatives of a deceased shareholder whose shares are registered in the sole name of the deceased will for the purpose of this clause be deemed joint registered holders.

6.3 A shareholder of unsound mind entitled to attend and vote in respect of whom an order has been made by any court having jurisdiction may, after depositing a certified copy of such order with the Corporation, vote, whether on a show of hands or on a ballot, by his or her committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis, or other person may appoint a proxyholder.

6.4 In the case of an equality of votes, whether on a show of hands or on a ballot, the chairman of the meeting at which the show of hands takes place or at which the ballot is demanded will not be entitled to a second or casting vote.

6.5 If a ballot is demanded it will be taken either at the meeting and of the shareholders present in person or represented by proxy or other proper authority at the time the ballot is taken, or at such other time and in such manner as the chairman may direct. Any business other than that upon which the ballot has been demanded may be proceeded with pending the taking of the ballot. A demand for a ballot may be withdrawn.

6.6 In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith will be final and conclusive.

6.7 On a ballot a person entitled to cast more than one vote need not, if he, she or it votes, use all his, her or its votes or cast all the votes he, she or it uses in the same way.

6.8 A shareholder holding more than one share in respect of which he, she or it is entitled to vote will be entitled to appoint one or more (but not more than two) proxyholders to attend, act and vote for him, her or it on the same occasion. If such a shareholder should appoint more than one proxyholder for the same occasion he, she or it will specify the number of shares each proxyholder will be entitled to vote.

6.9 If the appointor of a proxyholder is a corporation, the form of proxy will be executed either under the seal of the corporation or under the hand of a duly authorized officer or representative of or attorney for the corporation.

6.10 Unless otherwise provided by the directors, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must, to be valid, be deposited either at the registered office of the Corporation or at such other place as is specified for that purpose in the notice convening the meeting, or in the information circular relating thereto, not less than 48 hours, excluding Saturdays and holidays, before the time of the meeting or an adjournment thereof at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting or an adjournment thereof.

6.11 A proxy may be in any form the directors or the chairman of the meeting approve, including in electronic form.

6.12 A vote given in accordance with the terms of a proxy will be valid notwithstanding the previous death or incapacity of the shareholder giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer will have been received at the registered office of the Corporation or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote is taken.

6.13 Any vote to be held at a shareholders' meeting may be held partially or entirely by means of a telephonic, electronic or other communication facility and any person participating in a meeting of shareholders and entitled to vote at that meeting may vote by means of the telephonic, electronic or other communication facility, and by so voting will be considered to have participated in a vote by way of a show of hands or on a ballot as if that person were physically present at the meeting.

PART 7 - DIRECTORS

7.1 Where the Articles do not provide for a fixed number of directors, the number of directors, being not less than the minimum nor more than the maximum authorized number, to be elected at any shareholders' meeting will be determined by the directors, failing which the number to be elected will be the same as the number of directors whose terms expire at the meeting.

7.2 The directors may determine the length of the term of office of any director to be elected, failing which the shareholders may make such determination.

7.3 The remuneration of the directors as such may from time to time be determined by the directors. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Corporation who is a director. The directors will be repaid such reasonable travelling, hotel and other expenses as they incur in and about the affairs or business of the Corporation and if any director will perform any professional or other services for the Corporation that in the opinion of the directors are outside the ordinary duties of a director or will otherwise be specially occupied in or about the Corporation's affairs or business, he or she may be paid a remuneration to be fixed by the Board, or, at the option of such director, by resolution of the shareholders and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive. The directors may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Corporation or to his or her spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 8 - ALTERNATE DIRECTORS

8.1 Any director (an "appointor") may by notice in writing received by the Corporation appoint any person (or "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointing director is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to the appointor within a reasonable time after the delivery of the notice of appointment received by the Corporation.

8.2 Every alternate director is entitled to notice of meetings of directors or committees of the directors, of which his or her appointor is a member and to attend and vote as a director at a meeting at which his or her appointor is not personally present.

8.3 A person may be appointed as an alternate director by more than one director, and an alternate director:

(a) will be counted in determining the quorum for a meeting of directors once for each appointor and, in the case of an appointee who is also a director, once more in that capacity;

(b) has a separate vote at a meeting of directors for each appointor and, in the case of an appointee who is also a director, an additional vote in that capacity;

(c) will be counted in determining the quorum for a meeting of a committee of directors once for each appointor who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity; and

(d) has a separate vote at a meeting of a committee of directors for each appointor who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

8.4 Every alternate director, if authorized by the instrument appointing him or her, may sign in place of the director who appointed him or her any resolutions submitted to the directors to be consented to in writing.

8.5 Every alternate director is deemed not to be the agent of his or her appointor and shall be deemed not to have any conflict arising out of any interest, property or office held by the appointor. An alternate director shall be deemed to be a director for all purposes of these Articles, with full power to act as a director, subject to any limitations in the instrument appointing him, and an alternate director shall be entitled to all of the indemnities and similar protections afforded directors by the Act and under these Articles. A director shall have no liability arising out of any act or omission by his or her alternate director to which the appointor was not a party, nor shall an alternate director have liability for any act or omission by the appointor. Without limiting the foregoing, no duty to account to the Corporation shall be imposed upon an alternate director merely because he or she voted in respect of a contract or

transaction in which the appointor was interested or which the appointor failed to disclose, nor shall any such duty be imposed upon an appointor merely because he or she voted in respect of a contract or transaction in which his or her alternate director was interested or which such alternate director failed to disclose.

8.6 A director may at any time by notice in writing to the Corporation, revoke the appointment of an alternate appointed by him or her.

8.7 The appointment of an alternate director ceases when:

(a) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(b) the alternate director dies, or resigns as an alternate director by notice in writing provided to the Corporation;

(c) the alternate director ceases to be qualified to act as a director; or

(d) his or her appointor revokes the appointment of the alternate director.

8.8 An alternate director may be reimbursed by the Corporation such expenses as might properly be repaid to him or her if he or she were a director and he or she is entitled to receive from the Corporation such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct

PART 9 - POWERS AND DUTIES OF DIRECTORS

9.1 Subject to any unanimous shareholders agreement, the powers of the Corporation will be exercised only by the directors, except those which by the Act or the By-laws are required to be exercised by a resolution of the shareholders and those referred to the shareholders by the directors.

9.2 The directors may from time to time:

(a) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit;

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Corporation or any other person; and

(c) mortgage, hypothecate, pledge, or charge, whether by way of specific or floating charge, or create any other security on the undertaking and the whole or any part of the property and assets (both present and future) of the Corporation.

9.3 The directors may from time to time by power of attorney or other instrument appoint any person to be the agent or the attorney of the Corporation for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors

under the By-laws and excepting the powers of the directors relating to the constitution of the Board and of any of its committees, the appointment or removal of officers and the power to declare dividends), for such period, with such remuneration and subject to such conditions as the directors may think fit, and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such agent or attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

PART 10 - DISCLOSURE OF INTEREST OF DIRECTORS

10.1 A director may hold any office or place of profit with the Corporation in addition to his or her office of director for such period and on such terms (as to remuneration or otherwise) as the directors may determine and no director or intended director will be disqualified by his or her office from contracting with the Corporation either with regard to his or her tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Corporation in which a director is in any way interested will be voided by reason thereof.

10.2 A director or his or her firm may act in a professional capacity for the Corporation and he or she or his or her firm will be entitled to remuneration for professional services as if he or she were not a director.

10.3 A director may be or become a director, officer or employee of, or otherwise interested in, any corporation or firm in which the Corporation may be interested as a shareholder or otherwise, and such director will not, except as provided by the Act or the By-laws, be accountable to the Corporation for any remuneration or other benefit received by him or her as director, officer or employee of, or from his or her interest in, such other corporation or firm, unless the directors otherwise direct.

PART 11 - PROCEEDINGS OF DIRECTORS

11.1 Unless otherwise determined by the directors the President will be the Chairman of the Board.

11.2 A director may, and the Secretary will on the request of a director, call a meeting of the directors.

11.3 The Chairman of the Board, or in his or her absence the President, will preside as chairman at every meeting of the directors, or if there is no Chairman of the Board or neither the Chairman of the Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board and the President have advised the Secretary that they will not be present at the meeting, the directors present will choose one of their number to be chairman of the meeting.

11.4 The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting will be decided by a

majority of votes and in case of an equality of votes the chairman will not have a second or casting vote.

11.5 A director participating in a meeting by telephonic, electronic or other communications facilities which permit all persons participating in the meeting to communicate adequately, will be deemed to have agreed to such a meeting and will be counted in the quorum therefor and be entitled to speak and vote thereat.

11.6 The quorum necessary for the transaction of business by the directors may be fixed by the directors, and if not so fixed, will be a majority of the number of directors fixed under section 7.1 of these Bylaws.

11.7 Notwithstanding any of the foregoing provisions of these Bylaws a resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the directors or any committee of directors is as valid as if it had been passed at a meeting of the directors or any committee of directors.

PART 12 - COMMITTEES

12.1 All committees may meet and adjourn as they think fit. Questions arising at any meeting will be determined by a majority of votes of the members of the committee, and in case of an equality of votes the chairman will not have a second or casting vote.

12.2 All committees will keep minutes of their actions and will cause them to be recorded in books kept for that purpose and will report the same to the Board at such times as the Board requires. The directors will also have power at any time to revoke or override any authority given to or acts to be done by any such committees except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary.

PART 13 - OFFICERS

13.1 The directors may decide what functions and duties each officer will perform and may entrust to and confer upon him or her any of the powers exercisable by them upon such terms and conditions as they think fit and may from time to time revoke, withdraw, alter or vary any of such functions, duties and powers.

PART 14 - INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES

14.1 Subject to the provisions of the Act, the Corporation will indemnify and, if necessary, apply to a court of competent jurisdiction for approval thereof, each director or officer or former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative,

investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity. The Corporation may advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding. Each such director or officer on being elected or appointed will be deemed to have contracted with the Corporation on the terms of the foregoing indemnity.

14.2 Subject to the provisions of the Act, the directors may cause the Corporation to indemnify any employee or agent of the Corporation or of a corporation of which the Corporation is or was a shareholder (notwithstanding that he or she may also be a director) and his or her heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him, her or them and resulting from his or her acting as an employee or agent of the Corporation or such related corporation. In addition the Corporation will indemnify the Secretary and any Assistant Secretary of the Corporation if he or she is not a full time employee of the Corporation and notwithstanding that he or she may also be a director and his or her respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him, her or them and arising out of the functions assigned to the Secretary by the Act or these Bylaws and the Secretary and Assistant Secretary will on being appointed be deemed to have contracted with the Corporation on the terms of the foregoing indemnity.

14.3 The failure of a director or officer of the Corporation to comply with the provisions of the Act, the Articles or the By-laws will not invalidate any indemnity to which he or she is entitled under the By-laws.

14.4 The directors may cause the Corporation to purchase and maintain insurance for the benefit of any person who is or was serving as a director, officer, employee or agent of the Corporation or as a director, officer, employee or agent of any corporation of which the Corporation is or was a shareholder and his or her heirs or personal representatives against any liability incurred by him or her as such director, officer, employee or agent.

PART 15 - DIVIDENDS AND RESERVE

15.1 The directors may from time to time declare and authorize payment of such dividends, if any, as they deem advisable and need not give notice of such declaration to any shareholder. No dividend will be paid otherwise than out of funds or assets properly available for the payment of dividends and a declaration by the directors as to the amount of such funds or assets available for dividends will be conclusive. Any dividend may be paid wholly or in part by the distribution of specific assets and in particular by shares, bonds, debentures or other securities of the Corporation or any other corporation or in any one or more such ways as may be authorized by the directors. Where any difficulty arises with regard to such a distribution the directors may settle the same as they see fit, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payment in substitution for all or any part of the specific assets to which any shareholder is entitled will be made to the shareholder on the basis of the value so fixed in order to adjust the rights of all parties and may vest any specific assets in trustees for the persons entitled to the dividends.

15.2 Any dividend declared on shares of any class may be made payable on such date as is fixed by the directors.

15.3 If persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonus or other monies payable in respect of the share.

15.4 Any dividend, bonus or other monies payable in cash in respect of shares may be paid by cheque. The mailing of such cheque will, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted), discharge all liability for the dividend unless the cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

15.5 Notwithstanding anything contained in these By-laws the directors may from time to time capitalize any undistributed surplus on hand of the Corporation and may from time to time issue shares of the Corporation as a dividend representing such undistributed surplus on hand or any part thereof.

15.6 Any dividend unclaimed after a period of 12 years from the date on which the same has been declared to be payable will be forfeited and will revert to the Corporation.

PART 16 - DOCUMENTS, RECORDS AND REPORTS

16.1 No shareholder will be entitled to discovery of any information respecting any details or conduct of the Corporation's business or affairs which in the opinion of the directors it would be inexpedient in the interests of the shareholders of the Corporation to communicate to the public, and no shareholder will have any right to inspect any account or book or document of the Corporation except as conferred by statute or authorized by the Board.

PART 17 - NOTICES

17.1 Any notice required to be given by the By-laws, the Articles or the Act unless the form is otherwise specified may be given orally or in writing, and may, if the requirements of the Act for consent of the recipient have been met, be given in the form of an electronic document, as defined in the Act.

17.2 A notice in writing, statement, report or other document will have been effectively sent or given if posted prepaid, delivered, or sent by an information system, as defined in the Act, to the person entitled thereto at his, her or its latest address recorded on a register maintained by the Corporation or its transfer agent; and a certificate signed by the Secretary or other officer of the Corporation or of any other corporation acting on behalf of the Corporation that the notice, statement, report or other document was so sent or given will be conclusive evidence thereof.

17.3 A notice, statement, report or other document may be given by the Corporation to the joint holders of a share by giving it to any of them.

17.4 A notice, statement, report or other document may be given by the Corporation to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder

in the same manner as the same might have been given if the death, bankruptcy or incapacity had not occurred.

17.5 Notice of each directors' meeting, except a directors' meeting held immediately following an annual general meeting of which no notice will be required, will be given to every director except a director who has waived notice or is absent from Canada.

17.6 The accidental omission to give notice of a meeting to, or the non-receipt thereof by, any person entitled to receive notice will not invalidate the proceedings at that meeting.

17.7 Every notice of a meeting will specify the place, day and time of the meeting and, if for a general meeting, the general nature of all special business intended to be conducted thereat, unless specified in an information circular relating thereto.

17.8 Any person may waive his, her or its entitlement to receive a notice or document and may at any time withdraw such waiver. After the waiver is received by the Corporation and until it is withdrawn no notice or document need be sent to such person. Meetings held without notice being given to any such person will not have been improperly called by reason thereof.

17.9 Not less than two hours' notice of a directors' meeting requiring notice will be given.

17.10 Where in these By-laws any period of time dating from a given day, act or event is prescribed the time will be reckoned exclusive of such day, act or event.

PART 18 - EXECUTION OF DOCUMENTS

18.1 Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any one director or officer and all contracts, documents and instruments so signed will be binding upon the Corporation without any further authorization or formality. The directors may, from time to time, by resolution require that all or specific contracts, documents or instruments in writing be signed on behalf of the Corporation by two or more of any combination of any director or any officer of the Corporation.

PART 19 - SEAL

19.1 The corporate seal of the Corporation, if any, may be affixed to contracts, documents and instruments in writing signed in accordance with Part 18 of these Bylaws or by any director or officer specifically appointed by resolution of the directors, but any such contract, document or instrument in writing is not invalid merely because the corporate seal is not affixed to it.

19.2 The Corporation may have an official seal for use in any other province, state, territory or country.

19.3 The seal of the Corporation may be reproduced on any document by an impression thereon or by any other means or form approved by the Board.

PART 20 - PROHIBITIONS

20.1 The directors may, without assigning reasons, refuse to register the transfer of any security, except as otherwise provided by the Act.

ENACTED by the Board on August 16, 2006.

"Michael Vande Guchte"	*"Robert G. Lewis"*
President	Secretary



THIRD AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT, amended and restated as of the 22 day of November, 2006 and effective as of the 6th day of July, 2006.

AMONG:

RUBICON MINERALS CORPORATION, a company incorporated under the laws of the Province of British Columbia and having a head office at 1540, 800 West Pender Street Vancouver, BC V6C 2V6

(hereinafter referred to as "**Rubicon**")

AND:

PARAGON MINERALS CORPORATION, a company incorporated under the federal laws of Canada and having its registered office at 2800 Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7

(hereinafter referred to as "**Paragon**")

AND:

COPPERCO RESOURCE CORP., a company incorporated under the federal laws of Canada and having its registered office at 2800 Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7

(hereinafter referred to as "**CopperCo**")

AND:

AFRICO RESOURCES LTD., a company incorporated under the laws of the Province of British Columbia and having its registered and records offices at 2800 Park Place, 666 Burrard Street Vancouver, BC V6C 2Z7

(hereinafter referred to as "**Africo**")

WHEREAS:

A. Rubicon, Paragon, CopperCo and Africo have agreed to proceed with a proposed transaction by way of a plan of arrangement whereby Rubicon will reorganize its share capital, certain assets of Rubicon will be transferred to Paragon and CopperCo, and a series of exchanges of securities will take place with the result that the current shareholders of Rubicon will retain their current shareholdings in Rubicon and will acquire shares in Paragon and CopperCo, and the

current shareholders of Africo will acquire shares in CopperCo, all pursuant to certain specified share exchange ratios, and all as more particularly set out herein;

B. Rubicon proposes to convene a meeting of its shareholders to consider the Arrangement under Division 5 of Part 9 of the *Business Corporations Act* (British Columbia), on the terms and conditions set forth in the Plan of Arrangement attached as Appendix I hereto;

C. Africo proposes to convene a meeting of its shareholders to consider the Arrangement under Division 5 of Part 9 of the *Business Corporations Act* (British Columbia), on the terms and conditions set forth in the Plan of Arrangement attached as Appendix I hereto;

D. Each of the parties to this Agreement has agreed to participate in and support the Arrangement; and

E. The parties previously determined that it was advisable to amend and restate the Arrangement Agreement as of August 8 and September 29, 2006, respectively, and have now determined that it is advisable to further amend and restate the Arrangement Agreement as of November 22, 2006.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

ARTICLE 1 - INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a) "**1933 Act**" means the United States Securities Act of 1933, as amended;

(b) "**Affiliate**" in respect of any person means any other person that, directly or through one or more intermediaries, controls or is controlled by or is under common control with such person and, for the purpose of this definition, "control" means the direct or indirect possession of the power to direct or cause the direction of the management and policies of another, whether through the ownership of voting securities, by contract or otherwise. When used in relation to a business, "Affiliate" means, for periods both before and after the Effective Date, Affiliates as determined after giving effect to the Arrangement;

(c) "**Arrangement Agreement**" or "**this Agreement**" means this arrangement agreement, including all appendices, schedules and exhibits hereto, as the same may be supplemented or amended from time to time;

(d) **"Associate"** has the meaning set out in subsection 1(1) of the *Securities Act* (British Columbia);

(e) "**Final Order**" means the final order of the Court contemplated by section 4.6 hereof;

(f) "**the Hearing**" means the Court hearing at which the Final Order will be sought;

(g) "**Indemnified Person**" means each person entitled to indemnification under Article 6;

(h) "**Indemnity Payment**" means any amount required to be paid by an Indemnifier pursuant to Article 6;

(i) "**Indemnifier**" means any party who is obligated to provide indemnification under Article 6;

(j) "**Interim Order**" means the interim order of the Court made pursuant to the application contemplated by section 4.6 hereof;

(k) "**Loss**" means any loss, liability, damage, cost, expense, charge, fine, penalty or assessment of whatever nature or kind, including Taxes, the reasonable out-of-pocket costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise relating thereto, fines and penalties and reasonable legal fees (on a solicitor and its own client basis) and expenses incurred in connection therewith, excluding loss of profits and consequential damages;

(l) "**Person**" means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(m) "**Plan of Arrangement**" means the plan of arrangement which is attached as Appendix I hereto and any amendment or variation thereto made in accordance with section 7.1 hereof;

(n) "**Representatives**" means, collectively, the directors, officers, employees and agents of a party at any time and their respective heirs, executors, administrators and other legal representatives;

(o) "**Rubicon Property Share Requirements**" means the maximum number of Rubicon Common Shares, if any, that would be required to be issued by Rubicon to exercise its rights to acquire any of the current mineral properties of Rubicon, where there has been no agreement by the vendor prior to the Effective Date to accept, following completion of the Arrangement, alternative or additional

consideration in lieu of the Rubicon Common Shares which such vendor would have been entitled to receive if such agreement were not entered into;

(p) "**Securityholder**" means a holder of securities of one of the parties to this Agreement, as the context requires;

(q) "**Special Resolution**" means a resolution passed by a majority of not less than two thirds of the votes cast by the Rubicon Shareholders and by the Africo Shareholders, respectively, who vote in respect of such resolution at the respective Meetings;

(r) "**Subsidiary**" means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary;

(s) "**Tax Gross-Up**" means, with respect to any particular Indemnity Payment, such additional amount as is necessary to place the Indemnified Person in the same after tax position as it would have been in had such Indemnity Payment been received tax free. The Tax Gross-Up amount will be calculated by using the applicable combined federal and provincial income tax rate and/or the foreign tax rate applicable to the Indemnified Person and, except as provided in Section 6.5 "Tax Effect", without regard to any losses, credits, refunds or deductions that the Indemnified Person may have that could affect the amount of tax payable on any such Indemnity Payment;

(t) "**Tax Proposals**" means all specific proposals to amend the ITA and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Agreement; and

(u) "**Tax Ruling**" means the advance income tax ruling from the Canada Revenue Agency confirming the Canadian federal income tax consequences of certain aspects of the Arrangement; and

(v) "**Taxes**" includes all applicable present and future income taxes, capital taxes, stamp taxes, charges to tax, withholdings, sales and use taxes, value added taxes and goods and services taxes and all penalties, interest and other payments on or in respect thereof.

All capitalized words used in this Agreement and not otherwise defined herein shall have the meanings set forth in the Plan of Arrangement.

1.2 Headings

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof" and "hereunder" and similar expressions refer to this Agreement (including the appendices hereto) as a whole and not to any particular article, section or other portion hereof and includes any agreement, document or instrument supplementary or ancillary hereto.

1.3 Construction

In this Agreement, unless something in the context is inconsistent therewith:

(a) the words "include" or "including" when following any general term or statement are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting it to refer to all other items or matters that could reasonably fall within its broadest possible scope;

(b) a reference to a statute shall be deemed to include every regulation made pursuant thereto, all amendments to the statute or to any such regulation enforced from time to time, and any statute or regulation that supplements or supersedes such statute or any such regulation;

(c) a reference to time or date is to the local time or date in Vancouver, British Columbia, unless specifically indicated otherwise;

(d) reference to a particular corporation includes the corporation derived from the amalgamation of the particular corporation, or of a corporation to which such reference is extended by this paragraph (d), with one or more other corporations;

(e) a word importing the masculine gender includes the feminine or neuter and a word importing the singular includes the plural and vice versa; and

(f) a reference to "approval", "authorization", "consent", "designation" or "notice" means written approval, authorization, consent, designation or notice unless specifically indicated otherwise.

1.4 Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day at such place, unless otherwise agreed to.

1.5 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.6 Accounting Principles

Whenever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be to the Canadian generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor thereto, applicable as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles.

1.7 Appendix

The attached Appendix I, entitled "Plan of Arrangement", shall be deemed to be incorporated into and form part of this Agreement.

1.8 Entire Agreement

This Agreement, together with the appendices, agreements and other documents herein or therein referred to, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

ARTICLE 2 - EFFECTIVE DATE OF ARRANGEMENT

2.1 Arrangement

Rubicon, Paragon, CopperCo and Africo agree to effect the Arrangement pursuant to the provisions of sections 288 to 299 of the BCBCA and section 192 of the CBCA on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2 Effective Time of Arrangement

The Arrangement shall become effective at 12:01 a.m. on the Effective Date.

2.3 Commitment to Effect Arrangement

Subject to satisfaction of the terms and conditions of this Agreement and termination pursuant to Article 7, the parties shall each use all reasonable efforts and do all things reasonably required to cause the Arrangement to become effective on the Effective Date and, in conjunction therewith, to cause the transactions contemplated by the Plan of Arrangement to be completed on or prior to the Effective Date. Without limiting the generality of the foregoing, the Applicants (as defined in Section 4.6) shall proceed forthwith to apply for the Interim Order and, upon obtainment thereof, Rubicon shall call the Rubicon Meeting and mail the Circular to the Rubicon Shareholders and Africo shall call the Africo Meeting.

2.4 Filing of Final Order

Subject to the rights of termination contained in Article 7 hereof, upon the Rubicon Shareholders and the Africo Shareholders each approving the Arrangement by Special Resolution in accordance with the provisions of the Interim Order and the BCBCA, the Applicants obtaining the Final Order and the other conditions contained in Article 5 hereof being satisfied or waived, Rubicon, Paragon, CopperCo and Africo shall file a copy of the Final Order together with such other documents as may be required to be filed pursuant to sections 288 to 299 of the BCBCA and section 192 of the CBCA in order to make the Arrangement effective on the Effective Date. Upon the Arrangement becoming effective, Rubicon, Paragon, CopperCo and Africo shall exchange such other documents as may be necessary or desirable in connection with the completion of the transactions contemplated by this Agreement and the Plan of Arrangement.

2.5 United States Section 3(a)(10) Exemption

The parties agree that the Arrangement will be carried out with the intention that all securities issued on completion of the Arrangement to Securityholders of Rubicon, Africo, CopperCo or Paragon who are residents of the United States will be issued by Rubicon, Paragon and CopperCo in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act (the "**Section 3(a)(10) Exemption**"). In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that the Arrangement will be carried out on the following basis;

(a) the Arrangement will be subject to the approval of the Court;

(b) the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption prior to the Hearing;

(c) the Court will be required to satisfy itself as to the fairness of the Arrangement;

(d) the Final Order will expressly state that the Arrangement is approved by the Court as being fair to the Rubicon Securityholders and the Africo Securityholders to whom securities will be issued;

(e) Rubicon and Africo will ensure that each Securityholder entitled to receive securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the Hearing and providing them with sufficient information necessary for them to exercise that right;

(f) the Rubicon Shareholders and the Africo Shareholders will be advised that the securities issued in the Plan of Arrangement have not been registered under the 1933 Act and will be issued by Rubicon, Paragon and CopperCo in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act and may be subject to restrictions on resale under the securities laws of the United States, including, as applicable, Rules 144 and 145 under the 1933 Act with respect to affiliates;

(g) the Interim Order approving the Meetings to approve the Arrangement will specify that each Securityholder will have the right to appear before the Court at the Hearing so long as such Securityholder enters an appearance within a reasonable time; and

(h) the Final Order shall include a statement to the following effect:

> "This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the *United States Securities Act of 1933* from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of Rubicon, Paragon and CopperCo, pursuant to the Plan of Arrangement."

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Rubicon, Paragon, CopperCo and Africo

Each of the parties represents and warrants to each other as follows:

(a) in the case of Rubicon and Africo, it is a corporation duly incorporated or continued and validly subsisting under the laws of the Province of British Columbia and has full capacity and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(b) in the case of Paragon and CopperCo, it is a corporation duly incorporated and validly subsisting under the federal laws of Canada and has full capacity and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(c) it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement, and this Agreement has been duly authorized by it;

(d) neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of:

(i) any provision of its constating documents or governing documents;

(ii) any judgment, decree, order, law, statute, rule or regulation applicable to it; or

(iii) any agreement or instrument to which it is a party or by which it is bound;

(e) no dissolution, winding-up, bankruptcy, liquidation or similar proceedings have been commenced or are pending or proposed in respect of it;

(f) it has the requisite organizational power and authority and all necessary governmental approvals to own, lease and operate the properties and assets it currently owns, operates or holds under lease and to carry on its business as it is now being conducted;

(g) its current and fully diluted share capital are as described in the Circular;

(h) it does not have any liabilities or obligations other than such liabilities or obligations disclosed in the Circular, including the financial statements included therein;

(i) other than as disclosed in the Circular, there is no claim, action, proceeding or investigation pending or, to its knowledge, threatened against it, any of its Subsidiaries, or any of its properties or assets before any court, arbitrator or governmental authority, which, if adversely determined, could result in, individually or in the aggregate, a material adverse change or prevent or materially delay the consummation of the Arrangement; and

(j) none of the information supplied by it for inclusion in the Circular contains any untrue statement of a material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE 4 - COVENANTS

4.1 Covenants of Rubicon

Rubicon hereby covenants and agrees with Paragon, CopperCo and Africo as follows:

(a) until the Effective Date, Rubicon and each of its Subsidiaries shall carry on their business in the ordinary course and shall not enter into any transaction or incur any obligation or liability out of the ordinary course of its business, except for transactions which have already been publicly disclosed and except as contemplated in this Agreement;

(b) except for transactions which have already been publicly disclosed and except as contemplated in this Agreement, until the Effective Date, Rubicon shall not, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate, consolidate or enter into any other corporate reorganization with, any other corporation or Person or perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

(c) Rubicon shall, in a timely and expeditious manner, file the Circular in all jurisdictions where the Circular is required to be filed by Rubicon and mail or cause to be mailed the Circular to the Shareholders, the directors of Rubicon and

the auditors of Rubicon and any other person who is entitled to receive the Circular, all in accordance with the terms of the Interim Order and applicable law;

(d) Rubicon shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, Rubicon shall seek:

(i) the approval of the Rubicon Shareholders required for the implementation of the Arrangement;

(ii) the Interim Order and the Final Order as provided for in section 4.6; and

(iii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(e) Rubicon will convene the Rubicon Meeting as soon as practicable and will solicit proxies to be voted at the Rubicon Meeting in favour of the Arrangement and all other resolutions referred to in the Circular;

(f) Rubicon will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date; and

(g) Rubicon will use all reasonable efforts to ensure that immediately prior to the Effective Date, Rubicon will not have any Rubicon Property Share Requirements.

4.2 Covenants of Africo

Africo hereby covenants and agrees with Rubicon, Paragon and CopperCo as follows:

(a) until the Effective Date, Africo and each of its Subsidiaries shall carry on their business in the ordinary course and shall not enter into any transaction or incur any obligation or liability out of the ordinary course of its business, (i) except for transactions which have already been publicly disclosed; (ii) except as contemplated in this Agreement; and (iii) except for:

(A) the exercise by Africo of its right to acquire the remaining shares of H & J Swanepoel Famille Trust s.p.r.l.;

(B) the issuance by Africo of Africo Convertible Notes up to an aggregate principal amount of $5 million in order to carry out the Bridge Loan;

(C) such other additional equity financing that the Africo Board of Directors may approve; and

(D) such other transactions as may unanimously be agreed upon by the Africo Board of Directors (including Rubicon's representative on such Board);

(b) except for transactions which have already been publicly disclosed and except as contemplated in this Agreement, until the Effective Date, Africo shall not, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate, consolidate or enter into any other corporate reorganization with, any other corporation or Person or perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

(c) Africo shall, in a timely and expeditious manner, mail, deliver or cause to be mailed or delivered the Circular and all proxy and meeting materials required by the BCBCA to the Africo Shareholders (and any other person to whom Africo may be required to deliver the Circular) all in accordance with the terms of the Interim Order and applicable law;

(d) Africo shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, Africo shall seek:

(i) the approval of the Africo Shareholders required for the implementation of the Arrangement; and

(ii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(e) Africo will convene the Africo Meeting as soon as practicable; and

(f) Africo will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date.

4.3 Covenants of Paragon

Paragon hereby covenants and agrees with Rubicon, CopperCo and Africo as follows:

(a) except as otherwise contemplated in this Agreement, until the Effective Date, Paragon shall not merge, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate or consolidate, or enter into any other

corporate reorganization with, any other corporation or Person, perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

(b) Paragon shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, Paragon shall seek and cooperate with Rubicon, CopperCo and Africo in seeking:

(i) the Interim Order and the Final Order as provided for in section 4.6, and

(ii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1; and

(c) Paragon will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date.

4.4 Covenants of CopperCo

CopperCo hereby covenants and agrees with Rubicon, Paragon and Africo as follows:

(a) except as otherwise contemplated in this Agreement or as may be reasonably required to carry out the spirit and intent of the Agreement, until the Effective Date, CopperCo shall not merge, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate or consolidate, or enter into any other corporate reorganization with, any other corporation or Person, perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

(b) CopperCo shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, CopperCo shall seek and cooperate with Rubicon, Paragon and Africo in seeking:

(i) the Interim Order and the Final Order as provided for in section 4.6, and

(ii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(c) CopperCo will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date; and

(d) the Board of Directors of CopperCo existing immediately upon completion of the Arrangement shall consist of the directors of Africo who are elected at Africo's 2006 Annual General Meeting, plus such other directors of Africo as may be appointed following such annual general meeting and prior to the Effective Date.

4.5 Mutual Tax-Related Covenants

Each party covenants and agrees with each other party as follows:

(a) in the event that the condition precedent in Section 5.1(l) is satisfied, that such party will not take any action, omit to take any action or enter into any transaction that could cause the Plan of Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the Tax Ruling without (i) obtaining a supplementary tax ruling or an opinion of a nationally recognized accounting firm or law firm that such actions, omissions or transactions will not have such effect in respect of the Tax Ruling or the obtaining thereof and (ii) for a period of three years after the Effective Date, obtaining the consent of each of Rubicon, CopperCo, Paragon and Africo, such consent not to be unreasonably withheld or delayed;

(b) in the event that the condition precedent in Section 5.1(l) is waived, but it is agreed by the parties that as a condition of such waiver Rubicon shall obtain an opinion of a nationally recognized accounting firm or law firm, that such party will not take any action, omit to take any action or enter into any transaction that could cause the Plan of Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the opinion without (i) obtaining a supplementary opinion of a nationally recognized accounting firm or law firm that such actions, omissions or transactions will not have such effect in respect of the opinion and (ii) for a period of three years after the Effective Date, obtaining the consent of each of Rubicon, CopperCo, Paragon and Africo, such consent not to be unreasonably withheld or delayed;

(c) to file its tax returns and section 85 elections pursuant to the ITA and to make adjustments to its capital account in accordance with the terms of the Plan of Arrangement following the Effective Date; and

(d) to cooperate in the preparation and filing, in the form and within the time limits prescribed in the ITA, of all elections under the ITA as contemplated in the Plan

of Arrangement and this Agreement (and any similar elections that may be required under applicable provincial or foreign legislation). Where an agreed amount is to be included in any such election, such amount will be within the range contemplated by the ITA (or applicable provincial or foreign legislation) and will be the amount contemplated by the Plan of Arrangement and this Agreement, such that the particular transfer will take place on an income tax-deferred basis.

4.6 Interim Order and Final Order

Rubicon, Paragon and CopperCo (collectively the "Applicants") covenant and agree that they will, as soon as reasonably practicable, apply to the Court pursuant to section 291 of the BCBCA for the Interim Order. Africo covenants and agrees that it shall support the Applicants at the application for the Interim Order and the Hearing as a respondent. The Interim Order shall provide for, among other things, the calling and holding of the Meetings for the purpose of, among other matters, considering and, if deemed advisable, approving the Arrangement. The Applicants covenant and agree that, if the approval of the Arrangement by the Rubicon and Africo Shareholders as set forth in the Interim Order is obtained by Rubicon and Africo, as soon as practicable thereafter the Applicants will take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct.

ARTICLE 5 - CONDITIONS

5.1 Mutual Conditions Precedent

The respective obligations of each party hereto to complete the transactions contemplated by this Agreement, and the obligation of the parties to file a copy of the Final Order and such other documents as may be required to be filed pursuant to sections 288 to 299 of the BCBCA and section 192 of the CBCA in order to give effect to the Arrangement, shall be subject to the satisfaction, on or before the Effective Date, of the following conditions:

(a) the Interim Order shall have been granted in form and substance satisfactory to Rubicon and Africo, acting reasonably;

(b) the Arrangement, with or without amendment, shall have been approved at the Meetings by the Rubicon and Africo Shareholders in accordance with the Interim Order;

(c) the Final Order shall have been granted in form and substance satisfactory to Rubicon and Africo, acting reasonably;

(d) the TSX and AMEX will have conditionally accepted the Arrangement and confirmed that the New Rubicon Common Shares have been conditionally listed on the TSX and AMEX, and the TSX will have confirmed that the CopperCo Common Shares and the Rubicon Series 2 Special Shares have been conditionally listed on the TSX;

(e) the TSX-V will have confirmed that the Paragon Common Shares and the Rubicon Series 1 Special Shares have been conditionally listed on Tier 1 or Tier 2 of the TSX-V;

(f) all other consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders required, necessary or desirable for the Arrangement to become effective shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances, in a form acceptable to Rubicon and Africo, acting reasonably;

(g) notices of dissent shall not have been delivered by Rubicon Shareholders holding such number of Rubicon Common Shares that, in Rubicon's opinion, completion of the Arrangement would not be in the best interests of Rubicon;

(h) notices of dissent shall not have been delivered by Africo Shareholders holding such number of Africo Shares that, in Africo's opinion, completion of the Arrangement would not be in the best interests of Africo;

(i) Paragon shall have completed the Paragon Financing, subject only to any requirement under the terms of the Financing to complete the Arrangement;

(j) CopperCo or Africo shall have completed the CopperCo/Africo Financing for gross proceeds of at least $75 million, or such lesser amount as may be determined by the Board of CopperCo or Africo, as the case may be, subject only to any requirement under the terms of the CopperCo/Africo Financing to complete the Arrangement;

(k) any Person who will hold, together with any Associates of such Person, immediately before or immediately after completion of the Arrangement, 10% or more of the outstanding New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares shall have executed a certificate or other document representing that such Person and its Associates will not sell any such shares as part of the same series of transactions comprising the Arrangement;

(l) the Tax Ruling shall have been obtained, in form and substance satisfactory to Rubicon, Africo and their counsel and the auditors of Africo and CopperCo, acting reasonably;

(m) there shall not be in force any order or decree restraining or enjoining the consummation of the transaction contemplated by this Agreement; and

(n) this Agreement shall not have been terminated under Article 7.

Except for the conditions set forth in subsections 5.1(a), (b), (c) and (k), any of the foregoing conditions may be waived.

5.2 Conditions and Obligations of Each Party

The obligation of each of Rubicon, Paragon, CopperCo and Africo to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by any such party without prejudice to its right to rely on any other condition in favour of such party, that each and every one of the covenants of the other party hereto to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by such party and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of the other party hereto shall be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at and as of such time.

ARTICLE 6 - INDEMNITIES

6.1 Indemnity by Rubicon

Rubicon will indemnify and hold harmless each other party and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a) a breach of a representation or warranty herein or pursuant hereto by Rubicon as if made without any qualification as to the knowledge of Rubicon; and

(b) a breach of a covenant herein or pursuant hereto by Rubicon.

6.2 Indemnity by Paragon

Paragon will indemnify and hold harmless each other party and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a) a breach of a representation or warranty herein or pursuant hereto by Paragon as if made without any qualification as to the knowledge of Paragon; and

(b) a breach of a covenant herein or pursuant hereto by Paragon.

6.3 Indemnity by CopperCo

CopperCo will indemnify and hold harmless each other party and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a) a breach of a representation or warranty herein or pursuant hereto by CopperCo as if made without any qualification as to the knowledge of CopperCo; and

(b) a breach of a covenant herein or pursuant hereto by CopperCo.

6.4 Indemnity by Africo

Africo will indemnify and hold harmless each other party and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a) a breach of a representation or warranty herein or pursuant hereto by Africo as if made without any qualification as to the knowledge of Africo; and

(b) a breach of a covenant herein or pursuant hereto by Africo.

6.5 Tax Effect

If any Indemnity Payment received by an Indemnified Person would constitute income for tax purposes to such Indemnified Person, the Indemnifier will pay a Tax Gross-Up to the Indemnified Person at the same time and on the same terms, as to interest and otherwise, as the Indemnity Payment. The amount of any Loss for which indemnification is provided will be adjusted to take into account any tax benefit realizable by the Indemnified Person or any of its Affiliates by reason of the Loss for which indemnification is so provided or the circumstances giving rise to such Loss. For purposes of this Section, any tax benefit will be taken into account at such time as it is received by the Indemnified Person or its Affiliate. Notwithstanding the foregoing provisions of this Section, if an Indemnity Payment would otherwise be included in the Indemnified Person's income, the Indemnified Person covenants and agrees to make all such elections and take such actions as are available, acting reasonably, to minimize or eliminate Taxes with respect to the Indemnity Payment.

ARTICLE 7 - AMENDMENT AND TERMINATION

7.1 Amendment

Subject to any mandatory applicable restrictions under the BCBCA, the CBCA or the Final Order, this Agreement may, at any time and from time to time before or after the holding of the Meeting, but not later than the Effective Date, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the Rubicon Shareholders or the Africo Shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for performance of any of the obligations or acts of the parties;

(b) waive any inaccuracies or modify any representation contained herein or in any document to be delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties; or

(d) make such alterations in this Agreement as the parties may consider necessary or desirable in connection with the Interim Order or in order to ensure the tax efficacy of the Arrangement.

7.2 Termination by Rubicon

Notwithstanding any other provision to the contrary herein, this Agreement may, at any time before or after the holding of the Meetings but prior to the Effective Date, be unilaterally

terminated by the Board of Directors of Rubicon without further notice to, or action on the part of, the Rubicon Shareholders or the Africo Shareholders for whatever reasons the Board of Directors of Rubicon may consider appropriate, and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion of the Board of Directors of Rubicon to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

7.3 Termination by Africo

Notwithstanding any other provision to the contrary herein, this Agreement may, at any time before or after the holding of the Meetings but prior to the Effective Date, be unilaterally terminated by the Board of Directors of Africo without further notice to, or action on the part of, the Africo Shareholders or the Rubicon Shareholders for whatever reasons the Board of Directors of Africo may consider appropriate, and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion of the Board of Directors of Africo to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

7.4 Termination on Non-Occurrence of Effective Date

This Agreement shall terminate without any further action by the parties if the Effective Date shall not have occurred on or before December 15, 2006, unless otherwise agreed by the parties.

7.5 Effect of Termination

Upon the termination of this Agreement pursuant to sections 7.2, 7.3 or 7.4 hereof, except for the obligations set out at section 11.6, no party shall have any liability or further obligation to any other party hereunder.

ARTICLE 8 - PARAGON FINANCING

The parties hereby acknowledge and agree that Paragon proposes to carry out a non-brokered private placement financing (the "Paragon Financing") in connection with the Arrangement, and that certain securities to be issued by Paragon under the Paragon Financing will be exchanged for Paragon Common Shares under the Arrangement, all as more particularly described in the Plan of Arrangement. The parties further acknowledge and agree that the final terms and conditions of the Paragon Financing may be negotiated by Paragon, subject to acceptance by the TSX or the TSX - V as applicable.

ARTICLE 9 - COPPERCO/AFRICO FINANCING

The parties hereby acknowledge and agree that CopperCo, or alternatively Africo, proposes to carry out a brokered private placement financing (the "CopperCo/Africo Financing") in connection with the Arrangement, and that certain securities to be issued by Africo or CopperCo under the CopperCo/Africo Financing will be exchanged for CopperCo Common Shares under the Arrangement, all as more particularly described in the Plan of Arrangement. The parties

further acknowledge and agree that the final terms and conditions of the CopperCo/Africo Financing may be negotiated by Africo or CopperCo, subject to acceptance by the TSX.

ARTICLE 10 - MERGER

10.1 Merger of Conditions

The conditions set out in sections 5.1 and 5.2 shall be conclusively deemed to have been satisfied, waived or released on the Effective Date.

10.2 Merger of Representations, Warranties and Covenants

The provisions of sections 3.1, 4.1, 4.2, 4.3, 4.4, 4.5 and 4.6 shall be conclusively deemed to have been satisfied in all respects on the Effective Date and shall accordingly merge in and not survive the effectuation of the Arrangement.

ARTICLE 11 - GENERAL

11.1 Notices

All notices which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile, in each case to the attention of the senior officer at the following addresses or at such other addresses as shall be specified by the parties by like notice:

If to Rubicon:

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street
Vancouver, BC V6C 2V6
Attention: David W. Adamson, President
Facsimile: (604) 623-3355

with a copy to:

Davis & Company LLP
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7
Attention: David R. Reid
Facsimile: (604) 687-1612

If to Paragon:

Paragon Minerals Corporation
Suite 1540, 800 West Pender Street
Vancouver, BC V6C 2V6
Attention: President
Facsimile: (604) 623-3355

with a copy to:

Davis & Company LLP
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7
Attention: David R. Reid
Facsimile: (604) 687-1612

If to Africo or CopperCo:

Africo Resources Ltd./CopperCo Resource Corp. (as applicable)
c/o Getz Prince Wells
1810 - 1111 West Georgia Street
Vancouver, BC V6E 4M3
Attention: Chris Theodoropoulos, Chairman
Facsimile: (604) 685-9798

With a copy to:

Getz Prince Wells
1810 - 1111 West Georgia Street
Vancouver, BC V6E 4M3
Attention: Drew Wells
Facsimile: (604) 685-9798

Any notice that is delivered shall be deemed to be delivered on the date of delivery to such address if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or on the next Business Day if delivered after 5:00 p.m. or on a non-Business Day. Any notice delivered by facsimile transmission shall be deemed to be delivered on the date of transmission if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or the next Business Day if delivered after 5:00 p.m. or on a non-Business Day.

11.2 Assignment

No party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other parties hereto.

11.3 Binding Effect

This Agreement and the Plan of Arrangement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

11.4 Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the party or parties granting the same.

11.5 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

11.6 Expenses

Except as may be agreed to separately among the parties or between certain parties, all expenses incurred in connection with the transactions described and contemplated by this Agreement shall be borne and allocated as follows:

(a) except as otherwise set out below, each party shall be responsible for the fees and disbursements (including taxes) of its professional and other service providers;

(b) Africo (and, after the Effective Date, CopperCo) shall be responsible for paying, or reimbursing Rubicon for, the TSX listing application fee and listing fee for CopperCo (and in this regard, it is acknowledged that Rubicon has paid the listing application fee of $10,700 (including GST) and that Africo (or, after the Effective Date, CopperCo) will pay the listing fee); and

(c) Africo (and, after the Effective Date, CopperCo) shall reimburse Rubicon for all audit, accounting and legal fees and disbursements (including taxes) incurred by Rubicon's legal counsel and auditors in connection with:

  (i) the incorporation and organization of CopperCo and all other legal services provided to CopperCo, including preparing and pursuing the TSX listing application of CopperCo, up to a maximum of $40,000; and

  (ii) preparing financial statements and providing accounting and auditing services for CopperCo, up to a maximum of $10,000,

  it being acknowledged that nothing in this clause (c) shall be interpreted as requiring Africo (or, after the Effective Date, CopperCo) to reimburse Rubicon for any costs incurred by Rubicon for tax advice rendered to Rubicon.

11.7 Counterparts

This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

RUBICON MINERALS CORPORATION

Per: ____________________
Authorized Signatory

PARAGON MINERALS CORPORATION

Per: ____________________
Authorized Signatory

COPPERCO RESOURCE CORP.

Per: ____________________
Authorized Signatory

AFRICO RESOURCES LTD.

Per: ____________________
Authorized Signatory

Appendix I to the Arrangement Agreement made as of the 6th day of July, 2006, amended and restated as of the 8th day of August, 2006, further amended and restated as of the 29th day of September, 2006 and further amended and restated as of the 22nd day of November, 2006 among Rubicon Minerals Corporation, Paragon Minerals Corporation, CopperCo Resource Corp. and Africo Resources Ltd.

PLAN OF ARRANGEMENT UNDER SECTIONS 288 - 299

OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA)

AND UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*

ARTICLE 1 - INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a) "**Africo**" means Africo Resources Ltd., a corporation incorporated under the BCBCA;

(b) "**Africo Compensation Option**" means a compensation option or options to be granted by Africo and CopperCo to the agent or agents under the CopperCo/Africo Financing, which compensation option shall automatically convert, under this Plan of Arrangement, into the CopperCo Broker Warrants;

(c) "**Africo Convertible Notes**" means, collectively, the Africo Convertible Share Notes and the Africo Convertible Unit Notes;

(d) "**Africo Convertible Share Notes**" means convertible promissory notes issued by Africo pursuant to the Bridge Loan, with such notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into common shares of Africo or CopperCo at a price equal to 85% of the price at which such common shares are offered in a Qualifying Financing;

(e) "**Africo Convertible Unit Notes**" means convertible promissory notes issued by Africo, with such notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into units of CopperCo as are offered pursuant to the Qualifying Financing at a price of $4.00 per unit, each unit consisting of one CopperCo Common Share and one-half of one CopperCo Warrant;

(f) "**Africo Meeting**" means the special meeting of the Africo Shareholders to be held to consider, among other matters, the Arrangement, and any postponement or adjournment thereof;

(g) "**Africo Options**" means the outstanding stock options of Africo entitling the holders to purchase Africo Shares in accordance with the terms and conditions thereof;

(h) "**Africo Shareholder**" means a holder of Africo Shares;

(i) "**Africo Shares**" means the common shares without par value in the capital of Africo as currently constituted;

(j) "**Africo Subscription Receipts**" means subscription receipts which may be sold by Africo and CopperCo pursuant to the CopperCo/Africo Financing, with each Africo Subscription Receipt entitling the holder to receive, upon deemed exercise and for no additional consideration, one CopperCo Common Share and one-half of one CopperCo Warrant;

(k) "**Aggregate Exchange Trading Price**" means the amount equal to the aggregate of the results obtained when the Trading Price of a New Rubicon Common Share and a Common Share of Paragon or CopperCo is multiplied by the respective Exchange Number for the company issuing the share;

(l) "**AMEX**" means the American Stock Exchange;

(m) "**Arrangement**" means the statutory arrangement involving Rubicon, the Rubicon Shareholders, Paragon, CopperCo, Africo and the Africo Shareholders proposed under the provisions of sections 288 to 299 of the BCBCA and section 192 of the CBCA, on the terms and conditions set out in this Plan of Arrangement or any amendment or variation thereto made in accordance with the terms of the Arrangement Agreement;

(n) "**Arrangement Agreement**" means the arrangement agreement made as of the 6th day of July 2006 between Rubicon, Paragon, CopperCo and Africo to which this Plan of Arrangement is attached as Appendix I, as the same may be supplemented or amended from time to time;

(o) "**Assignment and Assumption Agreement**" means the assignment and assumption agreement among Rubicon and Paragon which more particularly describes the Paragon Transferred Assets which are to be transferred from Rubicon to Paragon;

(p) "**BCBCA**" means the *Business Corporations Act* (British Columbia);

(q) "**Business Day**" means any day, which is not a Saturday or a Sunday, or a statutory holiday in British Columbia;

(r) "**Bridge Loan**" means the bridge loan made by certain current Africo Shareholders and other investors to Africo in the principal amount of up to $5 million by way of issuance of Africo Convertible Notes;

(s) "**CBCA**" means the *Canada Business Corporations Act*;

(t) "**Circular**" means the definitive form, together with any amendments thereto, of the management proxy circular of Rubicon to be prepared and sent to the Rubicon Shareholders in connection with the Rubicon Meeting;

(u) "**Compensation Options**" means the compensation options issued by Rubicon on August 16, 2005, with each option entitling the holder to purchase a unit consisting of one Rubicon Common Share and one-half of a warrant to purchase an additional Rubicon Common Share;

(v) "**CopperCo**" means CopperCo Resource Corp., a corporation incorporated under the CBCA in order to facilitate the Arrangement;

(w) "**CopperCo Broker Units**" means units issuable on exercise of the CopperCo Broker Warrants, with each unit consisting of one CopperCo Common Share and one-half of one CopperCo Broker Unit Warrant;

(x) "**CopperCo Broker Unit Warrants**" means warrants of CopperCo which shall be exercisable to purchase one CopperCo Common Share at an exercise price of $5.00 for a period of 18 months after the date of closing of the CopperCo/Africo Financing, provided that if the closing price of the CopperCo Common Shares on the TSX is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days (irrespective of whether the CopperCo Common Shares have traded on a given day within such 20 day period) any time after the date which is 6 months after the date of closing of the CopperCo/Africo Financing, CopperCo may accelerate the expiry date of the CopperCo Broker Unit Warrants by giving notice to the holders thereof and in such case, the CopperCo Broker Unit Warrants will expire on the 30th day after the date on which such notice is given by CopperCo;

(y) "**CopperCo Broker Warrants**" means the non-transferable broker warrants of CopperCo which shall be issued on the automatic conversion of the Africo Compensation Option and which shall be exercisable to purchase that number of CopperCo Broker Units which is equal to 6% of the number of Africo Subscription Receipts sold under the CopperCo/Africo Financing at an exercise price of $4.00 per unit for a period of 18 months after the date of closing of the CopperCo/Africo Financing, provided that if the closing price of the CopperCo Common Shares on the TSX is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days (irrespective of whether the CopperCo Common Shares have traded on a given day within such 20 day period) any time after the date which is 6 months after the date of closing of the CopperCo/Africo

Financing, CopperCo may accelerate the expiry date of the CopperCo Broker Warrants by giving notice to the holders thereof and in such case, the CopperCo Broker Warrants will expire on the 30th day after the date on which such notice is given by CopperCo;

(z) "**CopperCo Commitment**" means the covenant of CopperCo described in section 3.2 to issue CopperCo Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(aa) "**CopperCo Common Shares**" means the common shares in the capital of CopperCo which CopperCo is authorized to issue as the same are constituted on the date hereof and which are to be issued under the Arrangement (i) to holders of Rubicon Series 2 Special Shares in exchange for such Rubicon Series 2 Special Shares, (ii) to holders of Africo Subscription Receipts on the deemed exercise of the Africo Subscription Receipts, and (iii) to the Africo Shareholders other than Rubicon in exchange for the Remaining Africo Shares;

(bb) "**CopperCo Convertible Notes**" means, collectively, the CopperCo Convertible Share Notes and the CopperCo Convertible Unit Notes;

(cc) "**CopperCo Convertible Share Notes**" means convertible promissory notes of CopperCo which will be issued to the holders of the Africo Convertible Share Notes in exchange for the Africo Convertible Share Notes pursuant to the Plan of Arrangement, with such CopperCo Convertible Share Notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into CopperCo Common Shares at a price of $3.40 per share;

(dd) **CopperCo Convertible Unit Notes**" means convertible promissory notes of CopperCo which will be issued to the holders of the Africo Convertible Unit Notes in exchange for the Africo Convertible Unit Notes pursuant to the Plan of Arrangement, with such CopperCo Convertible Unit Notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into units at a price of $4.00 per unit, with each unit consisting of one CopperCo Common Share and one-half of one CopperCo Warrant;

(ee) "**CopperCo Net Fair Market Value**" means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of the CopperCo Transferred Assets;

(ff) "**CopperCo Note**" means the demand, non-interest bearing promissory note to be issued by CopperCo to Rubicon having a principal amount and aggregate fair market value equal to the CopperCo Net Fair Market Value;

(gg) **"CopperCo Options"** means the rights (whether or not vested) to purchase CopperCo Common Shares which will be issued pursuant to the Plan of Arrangement;

(hh) **"CopperCo Preferred Shares"** means the special preferred shares of CopperCo which are to be issued under the Arrangement to Rubicon in exchange for the CopperCo Transferred Assets, which will have a value equal to the CopperCo Net Fair Market Value and having the terms and conditions set out in Schedule B to this Plan of Arrangement;

(ii) **"CopperCo Transferred Assets"** means the Rubicon Africo Shares, which are to be transferred by Rubicon to CopperCo pursuant to the Plan of Arrangement;

(jj) **"CopperCo Warrants"** means common share purchase warrants of CopperCo, each entitling the holder to purchase one CopperCo Common Share at a price of $5.00 per share for a term of 18 months from the date of closing of the CopperCo/Africo Financing, provided that if the closing price of the CopperCo Common Shares on the TSX is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days (irrespective of whether the CopperCo Common Shares have traded on a given day within such 20 day period) any time after the date which is 6 months after the date of the closing of the CopperCo/Africo Financing, CopperCo may accelerate the expiry date of the CopperCo Warrants by giving notice to the holders thereof, and in such case the CopperCo Warrants will expire on the 30th day after the date on which such notice is given by CopperCo;

(kk) **"Court"** means the Supreme Court of the Province of British Columbia;

(ll) **"Dissenting Africo Shares"** means Africo Shares held by an Africo Dissenting Shareholder, as described in Article 6;

(mm) **"Dissenting Rubicon Shares"** means Rubicon Common Shares held by a Rubicon Dissenting Shareholder, as described in Article 5;

(nn) **"Dissenting Shares"** means, collectively, Dissenting Rubicon Shares and Dissenting Africo Shares;

(oo) **"Effective Date"** means the date on which the Arrangement becomes effective in accordance with the provisions of the Arrangement Agreement and the provisions of the BCBCA and the CBCA;

(pp) **"Effective Time"** means 12:01 am, Vancouver time, on the Effective Date;

(qq) **"Exchange Number"** means the number or fraction, as the case may be, of a New Rubicon, Paragon or CopperCo Common Share to be received by a Rubicon Shareholder in exchange for every Rubicon Common Share pursuant to the General Exchange Ratio;

(rr) "**Exercise Price**" means the varying exercise prices of the outstanding Rubicon Options;

(ss) "**Final Order**" means the final order of the Court approving the Arrangement pursuant to the BCBCA and the CBCA;

(tt) "**General Exchange Ratio**" means, for each Rubicon Common Share,

- one whole New Rubicon Common Share,
- one-sixth of a Paragon Common Share; and
- a fraction of a CopperCo Common Share equal to the Rubicon-CopperCo Exchange Ratio;

(uu) "**holder**" means, when not qualified by the adjective "registered", the person entitled to a share hereunder whether or not registered or entitled to be registered in respect thereof in the central securities register of Rubicon, Paragon, CopperCo or Africo, as the case may be;

(vv) "**ITA**" means the *Income Tax Act* (Canada), as amended;

(ww) "**Meetings**" means, collectively, the Africo Meeting and the Rubicon Meeting;

(xx) "**Net Fair Market Value**" means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of certain assets;

(yy) "**New Rubicon Common Shares**" means common shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares;

(zz) "**New Rubicon Options**" means the rights (whether or not vested) to purchase New Rubicon Common Shares which will be issued pursuant to the Plan of Arrangement;

(aaa) "**Original Exercise Price**" means the original exercise price per share of a Rubicon Option;

(bbb) "**Paragon**" means Paragon Minerals Corporation, a corporation incorporated under the CBCA in order to facilitate the Arrangement;

(ccc) "**Paragon Commitment**" means the covenant of Paragon described in section 3.2 to issue Paragon Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(ddd) **"Paragon Common Shares"** means the common shares in the capital of Paragon which Paragon is authorized to issue as the same are constituted on the date hereof and which are to be issued under the Arrangement (i) to holders of Rubicon Series 1 Special Shares in exchange for such Rubicon Series 1 Special Shares, and (ii) to holders of Paragon Special Warrants and to holders of Paragon Flow-Through Special Warrants on the deemed exercise of such special warrants;

(eee) **"Paragon Contracts"** means all agreements to which Rubicon currently is a party, which pertain to the mineral properties in the Provinces of Newfoundland and Labrador and the Territory of Nunavut and which will be assigned from Rubicon to Paragon pursuant to the Plan of Arrangement, such agreements being more particularly described in the Assignment and Assumption Agreement;

(fff) **"Paragon Flow-Through Special Warrants"** means flow-through special warrants which may be sold by Paragon pursuant to the Paragon Financing, with each Paragon Flow-Through Special Warrant entitling the holder to receive, upon exercise and for no additional consideration, one flow-through Paragon Common Share;

(ggg) **"Paragon Net Fair Market Value"** means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of the Paragon Transferred Assets;

(hhh) **"Paragon Note"** means the demand, non-interest bearing promissory note to be issued by Paragon to Rubicon having a principal amount and aggregate fair market value equal to the Paragon Net Fair Market Value;

(iii) **"Paragon Options"** means the rights (whether or not vested) to purchase Paragon Common Shares which will be issued pursuant to the Plan of Arrangement;

(jjj) **"Paragon Preferred Shares"** means the preferred shares of Paragon which are to be issued under the Arrangement to Rubicon in exchange for the Paragon Transferred Assets, which will have a value equal to the Paragon Net Fair Market Value and having the terms and conditions set out in Schedule B to this Plan of Arrangement;

(kkk) **"Paragon Special Warrants"** means special warrants which may be sold by Paragon pursuant to the Paragon Financing, with each Paragon Special Warrant entitling the holder to receive, upon exercise and for no additional consideration, one Paragon Common Share and one Paragon Warrant;

(lll) **"Paragon Transferred Assets"** means the Paragon Contracts and certain other related assets more particularly described in the Assignment and Assumption Agreement, all of which will be transferred by Rubicon to Paragon pursuant to the Plan of Arrangement;

(mmm) "**Paragon Warrants**" means common share purchase warrants of Paragon, each entitling the holder to purchase one Paragon Common Share at a price of $1.00 per share for a term of two years from the date of issuance;

(nnn) "**Plan of Arrangement**" means this plan of arrangement, as it may be amended from time to time in accordance with section 7.1 of the Arrangement Agreement;

(ooo) "**PUC**" means paid-up capital as defined in subsection 89 (1) of the ITA;

(ppp) "**Qualifying Financing**" means the first issuance or issuances of common shares or other securities in Africo or CopperCo after the date of issuance of the Africo Convertible Notes under the Bridge Loan, on a single day or multiple days in any 90 day period, resulting in gross proceeds of not less than $10,000,000;

(qqq) "**Registrar**" means the Registrar of Companies appointed under the BCBCA;

(rrr) "**Remaining Africo Shares**" means the Africo shares held by Africo Shareholders other than Rubicon immediately prior to the Effective Date;

(sss) "**Rubicon**" means Rubicon Minerals Corporation, a company incorporated under the BCBCA;

(ttt) "**Rubicon Africo Shares**" means the Africo Shares held by Rubicon immediately prior to the Effective Date;

(uuu) "**Rubicon Commitment**" means the covenant of Rubicon described in section 3.2 to issue Rubicon Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(vvv) "**Rubicon Common Shares**" means the common shares without par value in the capital of Rubicon as currently constituted;

(www) "**Rubicon-CopperCo Exchange Ratio**" means the fraction which is obtained by dividing the number of Africo Shares held by Rubicon on the Share Distribution Record Date by the fully diluted number of Rubicon Common Shares outstanding on the Share Distribution Record Date;

(xxx) "**Rubicon CopperCo Note**" means the demand, non-interest bearing promissory note to be issued by Rubicon to CopperCo having a principal amount and fair market value equal to the aggregate fair market value of the Rubicon Series 2 Special Shares;

(yyy) "**Rubicon Meeting**" means the annual and special meeting of the Rubicon Shareholders to be held to consider, among other matters, the Arrangement, and any postponement or adjournment thereof;

(zzz) **"Rubicon Options"** means the outstanding stock options of Rubicon entitling the holders to purchase Rubicon Common Shares in accordance with the terms and conditions thereof;

(aaaa) **"Rubicon Paragon Note"** means the demand, non-interest bearing promissory note to be issued by Rubicon to Paragon having a principal amount and fair market value equal to the aggregate fair market value of the Rubicon Series 1 Special Shares;

(bbbb) **"Rubicon Series 1 Special Shares"** means the Series 1 special shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares, and having the terms and conditions set out in Schedule A to this Plan of Arrangement;

(cccc) **"Rubicon Series 2 Special Shares"** means the Series 2 special shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares, and having the terms and conditions set out in Schedule A to this Plan of Arrangement;

(dddd) **"Rubicon Shareholder"** means a holder of Rubicon Common Shares;

(eeee) **"Rubicon Stock Option Plan"** means the existing stock option plan of Rubicon;

(ffff) **"Rubicon Warrants"** means the outstanding common share purchase warrants of Rubicon entitling the holders to purchase Rubicon Common Shares in accordance with the terms and conditions thereof, and includes the Compensation Options and the warrants which are issuable on exercise of the Compensation Options;

(gggg) **"Share Distribution Record Date"** means the close of business on a day to be fixed by the TSX for the purpose of determining the Rubicon Shareholders entitled to receive New Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares under the Arrangement;

(hhhh) **"Trading Price"** means the weighted average price of the New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares, as the case may be, on the TSX or the TSX-V, as the case may be, for the First 5 trading days on which such shares trade on such stock exchange after the Effective Date;

(iiii) **"Transfer Agent"** means Computershare Investor Services Inc;

(jjjj) **"TSX"** means the Toronto Stock Exchange; and

(kkkk) **"TSX-V"** means the TSX Venture Exchange.

1.2 Interpretation Not Affected By Headings

The division of this Plan of Arrangement into articles, sections, and other portions, and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or part hereof. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections and other portions are to articles, sections and other portions to this Plan of Arrangement.

1.3 Number and Gender

In this Plan of Arrangement, words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders, and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

1.4 Statutes

A reference to a statute shall be deemed to include every regulation made pursuant thereto, all amendments to the statute or to any such regulation enforced from time to time, and any statute or regulation that supplements or supersedes such statute or any such regulation.

1.5 Currency

All references to currency herein are to lawful money of Canada unless otherwise specified herein.

1.6 Undefined Terms

Any undefined capitalized terms in this Plan of Arrangement shall have the meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2 - ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

ARTICLE 3 - THE ARRANGEMENT

3.1 The Arrangement

On the Effective Date, save and except for Dissenting Shares, the following shall occur and be deemed to occur in the following chronological order, unless otherwise noted, without further act

or formality and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

(a) Rubicon's authorized share structure shall be amended by:

(i) altering the name of the unlimited number of common shares without par value to be an unlimited number of Class A Common shares without par value;

(ii) creating the following three new classes of shares:

A. an unlimited number of common shares without par value;

B. an unlimited number of series 1 special shares with a par value equal to the net book value of the Paragon Transferred Assets; and

C. an unlimited number of series 2 special shares with a par value equal to the net book value of the Rubicon Africo Shares.

The shares of Rubicon described above shall have the rights and restrictions set out in Rubicon's Articles. Rubicon's Articles shall be amended by adding, as Article 26 of the Articles, the rights and restrictions set out in Schedule A hereto;

(b) Rubicon's central securities register for the Rubicon Common Shares shall be redesignated as the central securities register for the Class A Common shares;

(c) Paragon's authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of special preferred shares and having the rights and restrictions set out in Paragon's Articles. Paragon's Articles shall be amended by adding the rights and restrictions set out in Schedule B hereto;

(d) CopperCo's authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of special preferred shares and having the rights and restrictions set out in CopperCo's Articles. CopperCo's Articles shall be amended by adding the rights and restrictions set out in Schedule B hereto;

(e) Each Rubicon Common Share (renamed as Class A Common Shares) issued and outstanding on the Effective Date (other than Dissenting Shares) will be exchanged for one New Rubicon Common Share, one Rubicon Series 1 Special Share and one Rubicon Series 2 Special Share. The PUC of the New Rubicon Common Shares, the Rubicon Series 1 Special Shares and the Series 2 Special Shares will be determined as follows:

(i) the amount of the PUC of the Rubicon Series 1 Special Shares will be equal to their par value;

(ii) the amount of the PUC of the Rubicon Series 2 Special Shares will be equal to their par value; and

(iii) the amount of the PUC of the New Rubicon Common Shares will be equal to the PUC of the Rubicon Common Shares (renamed as Class A Common Shares) minus the aggregate of the PUC of the Rubicon Series 1 and 2 Special Shares;

Each Rubicon Shareholder shall cease to be the holder of the Rubicon Common Shares (renamed as Class A Common Shares) so exchanged and shall become the holder of the number of New Rubicon Common Shares, Rubicon Series 1 Special Shares and Series 2 Special Shares issued to such Rubicon Shareholder. The name of such Rubicon Shareholder shall be removed from the central securities register for Rubicon Common Shares in respect of the Rubicon Common Shares so exchanged and shall be added to the central securities register of New Rubicon Common Shares, Rubicon Series 1 Special Shares and Series 2 Special Shares respectively, so issued to such Rubicon Shareholder;

(f) Each outstanding whole Rubicon Option will be exchanged for one whole New Rubicon Option, one sixth of a Paragon Option and a fraction of a CopperCo Option equal to the Rubicon-CopperCo Exchange Ratio. The exercise price of each of the new options received as a result of such exchange will be determined as set out in section 3.3 below;

(g) The Rubicon Common Shares (renamed as Class A Common Shares) exchanged for New Rubicon Common Shares, the Rubicon Series 1 Special Shares and the Rubicon Series 2 Special Shares shall be cancelled and the appropriate entry shall be made in Rubicon's central securities register;

(h) Each holder of Rubicon Series 1 Special Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to Paragon;

(i) Each holder of Rubicon Series 2 Special Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to CopperCo;

(j) As consideration for the Rubicon Series 1 Special Shares transferred to it, Paragon will issue to the holders of such Rubicon Series 1 Special Shares, Paragon Common Shares on the basis of one Paragon Common Share for every six whole Rubicon Series 1 Special Shares held by a respective holder. The stated capital account maintained in respect of Paragon Common Shares shall be increased by an amount equal to the PUC of the transferred Rubicon Series 1 Special Shares. In connection with such sale and transfer, each holder of Rubicon Series 1 Special Shares so sold and transferred shall cease to be the holder of the Rubicon Series 1 Special Shares so sold and transferred and shall become the holder of the number of Paragon Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Rubicon Series 1 Special Shares

in respect of the Rubicon Series 1 Special Shares so sold and transferred and shall be added to the central securities register of Paragon as the holder of the number of Paragon Common Shares so issued to such holder, and Paragon shall be and shall be deemed to be the transferee of the Rubicon Series 1 Special Shares so transferred and the name of Paragon shall be entered in the central securities register of Rubicon Series 1 Special Shares so sold and transferred to Paragon;

(k) As consideration for the Rubicon Series 2 Special Shares transferred to it, CopperCo will issue to the holders of such Rubicon Series 2 Special Shares, that number of CopperCo Common Shares obtained by multiplying the number of Rubicon Series 2 Special Shares held by a respective holder by the Rubicon-CopperCo Exchange Ratio. The stated capital account maintained in respect of CopperCo Common Shares shall be increased by an amount equal to the PUC of the transferred Rubicon Series 2 Special Shares. In connection with such sale and transfer, each holder of Rubicon Series 2 Special Shares so sold and transferred shall cease to be the holder of the Rubicon Series 2 Special Shares so sold and transferred and become the holder of the number of CopperCo Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Rubicon Series 2 Special Shares in respect of the Rubicon Series 2 Special Shares so sold and transferred and shall be added to the central securities register of CopperCo as the holder of the number of CopperCo Common Shares so issued to such holder and CopperCo shall be and shall be deemed to be the transferee of the Rubicon Series 2 Special Shares so transferred and the name of CopperCo shall be entered in the central securities register of Rubicon Series 2 Special Shares so sold and transferred to CopperCo;

(l) Rubicon will sell and transfer the Paragon Transferred Assets to Paragon in consideration for the issuance by Paragon of 100,000,000 Paragon Preferred Shares. Rubicon shall take all such actions and deliver all such documents as may be required to convey title to the Paragon Transferred Assets to Paragon;

(m) Rubicon will sell and transfer the CopperCo Transferred Assets to CopperCo in consideration for the issuance by CopperCo of 100,000,000 CopperCo Preferred Shares. Rubicon shall take all such actions and deliver all such documents as may be required to convey title to the CopperCo Transferred Assets to CopperCo;

(n) Rubicon will purchase for cancellation the Rubicon Series 1 Special Shares held by Paragon in consideration of the issuance by Rubicon of the Rubicon Paragon Note. The repurchased Rubicon Series 1 Special Shares shall be cancelled and the appropriate entry made on the central securities register for the Series 1 Special Shares;

(o) Rubicon will purchase for cancellation the Rubicon Series 2 Special Shares held by CopperCo in consideration of the issuance by Rubicon of the Rubicon CopperCo Note. The repurchased Rubicon Series 2 Special Shares shall be

cancelled and the appropriate entry made on the central securities register for the Series 2 Special Shares;

(p) The authorized share structure of Rubicon shall be amended by eliminating the unlimited number of Class A Common Shares without par value, the unlimited number of Series 1 Special Shares and the unlimited number of Series 2 Special Shares, none of which are issued. Rubicon's Articles shall be amended by deleting Article 26 of the Articles (for greater certainty, notwithstanding such deletion of Article 26, the New Rubicon Common Shares shall continue to exist immediately upon completion of the Arrangement, as evidenced by Rubicon's Notice of Articles in effect at such time);

(q) Paragon will purchase for cancellation the 100,000,000 Paragon Preferred Shares held by Rubicon in consideration for the issuance by Paragon to Rubicon of the Paragon Note having a principal amount and fair market value equal to the aggregate fair market value of the 100,000,000 Paragon Preferred Shares purchased for cancellation. The repurchased Paragon Preferred Shares shall be cancelled and the appropriate entry made on the central securities register for the Paragon Preferred Shares;

(r) The authorized share structure of Paragon shall be amended by eliminating the Paragon Preferred Shares, none of which are issued. Paragon's Articles shall be amended by deleting sections 1.1 to 1.5 of the Articles which contain the rights and restrictions attached to the Paragon Preferred Shares;

(s) CopperCo will purchase for cancellation the 100,000,000 CopperCo Preferred Shares held by Rubicon in consideration for the issuance by CopperCo to Rubicon of the CopperCo Note having a principal amount and fair market value equal to the aggregate fair market value of the 100,000,000 CopperCo Preferred Shares purchased for cancellation. The repurchased CopperCo Preferred Shares shall be cancelled and the appropriate entry made on the central securities register for the CopperCo Preferred Shares;

(t) The authorized share structure of CopperCo shall be amended by eliminating the CopperCo Preferred Shares; none of which are issued. CopperCo's Articles shall be amended by deleting sections 1.1 to 1.5 of the Articles which contain the rights and restrictions attached to the CopperCo Preferred Shares;

(u) Rubicon will pay the principal amount of the Rubicon Paragon Note by transferring to Paragon the Paragon Note which will be accepted by Paragon as full payment, satisfaction and discharge of Rubicon's obligation under the Rubicon Paragon Note and simultaneously Paragon will pay the principal amount of the Paragon Note by transferring to Rubicon the Rubicon Paragon Note which will be accepted by Rubicon as full payment, satisfaction and discharge of Paragon's obligation under the Paragon Note. The Rubicon Paragon Note and the Paragon Note will both thereupon be cancelled;

(v) Rubicon will pay the principal amount of the Rubicon CopperCo Note by transferring to CopperCo the CopperCo Note which will be accepted by CopperCo as full payment, satisfaction and discharge of Rubicon's obligation under the Rubicon CopperCo Note and simultaneously CopperCo will pay the principal amount of the CopperCo Note by transferring to Rubicon the Rubicon CopperCo Note which will be accepted by Rubicon as full payment, satisfaction and discharge of CopperCo's obligation under the CopperCo Note. The Rubicon CopperCo Note and the CopperCo Note will both thereupon be cancelled;

(w) the Paragon Flow-Through Special Warrants issued pursuant to the Paragon Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into flow-through Paragon Common Shares on the basis of one flow-though Paragon Common Share for each Paragon Flow-Through Special Warrant exercised, and the names of the holders of the Paragon Flow-Through Special Warrants shall be added to the central securities register of Paragon as the holders of the number of Paragon Common Shares issued to such holders;

(x) the Paragon Special Warrants issued pursuant to the Paragon Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into Paragon Common Shares and Paragon Warrants, on the basis of one Paragon Common Share and one Paragon Warrant for each Paragon Special Warrant exercised, and the names of the holders of the Paragon Special Warrants shall be added to the central securities register of Paragon as the holders of the number of Paragon Common Shares issued to such holders;

(y) The Africo Subscription Receipts issued pursuant to the CopperCo/Africo Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into CopperCo Common Shares and CopperCo Warrants, on the basis of one CopperCo Common Share and one-half of one CopperCo Warrant for each Africo Subscription Receipt exercised, and the names of the holders of the Africo Subscription Receipts shall be added to the central securities register of CopperCo as the holders of the number of CopperCo Common Shares issued to such holders;

(z) The Africo Compensation Option issued pursuant to the CopperCo/Africo Financing shall be automatically converted, through no further action on the part of the holder and for no additional consideration, into the CopperCo Broker Warrants;

(aa) Each holder of the Remaining Africo Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to CopperCo;

(bb) As consideration for the Remaining Africo Shares transferred to it, CopperCo will issue to the holders of such Remaining Africo Shares, CopperCo Common Shares on the basis of one CopperCo Common Share for every whole Remaining Africo

Shares held by a respective holder. The stated capital account maintained in respect of CopperCo Common Shares shall be increased to the maximum amount permitted under the ITA. In connection with such sale and transfer, each holder of Remaining Africo Shares so sold and transferred shall cease to be the holder of the Remaining Africo Shares so sold and transferred and become the holder of the number of CopperCo Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Africo Shares in respect of the Remaining Africo Shares so sold and transferred and shall be added to the central securities register of CopperCo as the holder of the number of CopperCo Common Shares so issued to such holder and CopperCo shall be and shall be deemed to be the transferee of the Remaining Africo Shares so transferred and the name of CopperCo shall be entered in the central securities register of Africo Shares so sold and transferred to CopperCo;

(cc) Each outstanding whole Africo Option will be exchanged for one whole CopperCo Option. The exercise price of each of the new CopperCo Options received on such exchange will be identical to the exercise price for the Africo Option which was exchanged for such CopperCo Option;

(dd) Each outstanding Africo Convertible Note will be exchanged for a CopperCo Convertible Note representing a principal amount which is equal to the principal amount set out in the Africo Convertible Note which is exchanged for such CopperCo Convertible Note;

(ee) The name of Africo will be changed to Africo Resources (B.C.) Ltd.; and

(ff) The name of CopperCo will be changed to Africo Resources Ltd.

3.2 Treatment of Rubicon Warrants

After the Effective Date, each whole Rubicon Warrant outstanding on the Effective Date (as well as each whole Rubicon Warrant which is issuable on exercise of the Compensation Options) will entitle the holder thereof to receive, upon exercise on or after the Effective Date, from Rubicon pursuant to the Rubicon Commitment one New Rubicon Common Share, from Paragon pursuant to the Paragon Commitment one-sixth (1/6) of a Paragon Common Share and from CopperCo pursuant to the CopperCo Commitment a fraction of a CopperCo Common Share equal to the Rubicon-CopperCo Exchange Ratio at an aggregate exercise price equal to the exercise price provided for in the certificate representing such Rubicon Warrant, subject to the terms and conditions contained in such certificate. Holders of Rubicon Warrants will not be permitted to exercise Rubicon Warrants to purchase New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares separately from each other.

Rubicon, acting as agent for Paragon and CopperCo, will distribute the net proceeds from the exercise of any Rubicon Warrants after the Effective Date such that Rubicon will receive 51.2% of the net proceeds per New Rubicon Common Share issued, Paragon will receive 5.8% of the net proceeds per Paragon Common Share issued and CopperCo will receive, on behalf of

Rubicon, 43% of the net proceeds per CopperCo Common Share issued (following which CopperCo will remit any such amount received to Rubicon). For the purposes of this section 3.2, Rubicon will not acquire any beneficial ownership in the Paragon Common Shares or the CopperCo Common Shares issued upon the exercise of the Rubicon Warrants.

From the Effective Time, certificates representing Rubicon Warrants which were outstanding on the Effective Date will represent rights to purchase the same number of New Rubicon Common Shares as represented by the certificate, a number of Paragon Common Shares which is one - sixth of the number represented by the certificate and a number of CopperCo Common Shares which is equal to the number represented by the certificate multiplied by the Rubicon-CopperCo Exchange Ratio. Rubicon, Paragon and CopperCo will not issue new warrant certificates representing such rights.

3.3 Treatment of Rubicon Options

The exercise price (the "**Adjusted Exercise Price**") of each of the New Rubicon Options, the Paragon Options and the CopperCo Options issued under the exchange at step 3.1(f) above will be determined in accordance with the following formula and rounded up to the nearest whole cent:

$$\text{Adjusted Exercise Price} = \text{Trading Price} \times \frac{\text{Original Exercise Price}}{\text{Aggregate Exchange Trading Price}}$$

With respect to any such CopperCo Options, the funds representing the exercise price shall be delivered to CopperCo, which in turn shall remit such funds to Rubicon. It shall be a condition of issuance of any such Paragon Options and CopperCo Options that, to the extent that the holder is not an employee, consultant, director or senior officer of Paragon or CopperCo, as the case may be, such options shall expire on termination of the holder's position as an employee, consultant, director or senior officer of Rubicon, according to the terms of the grant of such holder's Rubicon Options which existed prior to the Effective Date.

3.4 Unexercised Warrants and Options

Any Rubicon Warrants referred to in section 3.2 and any New Rubicon Options, Paragon Options or CopperCo Options referred to in section 3.3 which expire according to their terms without being exercised by the holders shall be exercisable by Rubicon, at Rubicon's election, for a period of 30 days following the relevant expiry date. If Rubicon exercises any such Rubicon Warrants, New Rubicon Options, Paragon Options or CopperCo Options during such 30-day period, the consideration paid by Rubicon on exercise shall be delivered, received and remitted, as the case may be, as set out in sections 3.2 and 3.3, *mutatis mutandis*.

3.5 Fees , Etc.

Rubicon agrees to pay any reasonable fee (including the fees of CopperCo's Registrar and Transfer Agent) in connection with the issuance of CopperCo Common Shares pursuant to the

exercise of the Rubicon Warrants or Rubicon Options, as the case may be, pursuant to sections 3.2 and 3.3 above.

3.6 Deemed Fully Paid and Non-Assessable Shares

All New Rubicon Common Shares, Rubicon Class A Shares, Rubicon Series 1 Special Shares, Rubicon Series 2 Special Shares, Paragon Common Shares and CopperCo Common Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA or the CBCA, as the case may be.

3.7 Arrangement Effectiveness

On the Effective Date, the Arrangement shall become finally and conclusively binding on the Shareholders and each of Rubicon, Paragon and CopperCo.

3.8 Supplementary Actions

Notwithstanding that the transaction and events set out in section 3.1 shall occur and shall be deemed to occur in the order therein set out without any act or formality, each of Rubicon, Paragon and CopperCo shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further document or evidence any of the transactions or events set out in section 3.1, including without limitation, any resolutions of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefore, any promissory notes and receipts therefore and any necessary additions to or deletions from share registers.

3.9 Share Distribution Record Date

In subsections 3.1(e), (j) and (k) above, the references to Rubicon Shareholders (including references to holders of Rubicon Series 1 and Series 2 Special Shares) shall mean the Rubicon Shareholders on the Share Distribution Record Date, subject to the provisions of Article 5.

3.10 Deemed Time for Redemption

In addition to the chronological order in which the transactions and events set out in section 3.1 shall occur and shall be deemed to occur, the time on the Effective Date for the redemption of the Rubicon Series 1 and 2 Special Shares set out in subsections 3.1(a), (n) and (o) shall occur and shall be deemed to occur immediately after the listing of the Rubicon Series 1 and 2 Special Shares on the TSX or the TSX-V, as the case may be, on the Effective Date.

3.11 Section 85 Elections

The parties shall make, and do all such further acts and things to assist in making, elections under section 85 of the ITA in connection with the transfers of the Paragon Transferred Assets and the CopperCo Transferred Assets described in subsections 3.1(l) and (m) respectively. In addition, CopperCo will offer to holders of the Remaining Africo Shares the option of making elections

under section 85 of the ITA in connection with the transfer of the Remaining Africo Shares to CopperCo in return for CopperCo Common Shares as described in sections 3.1(aa) and (bb). On acceptance of CopperCo's offer by a particular Remaining Africo Shareholder, CopperCo will do all such further acts and things to make, and assist in making, the election under section 85 of the ITA.

ARTICLE 4 - CERTIFICATES AND DOCUMENTATION

4.1 Rubicon Common Share Certificates

From and after the Effective Time, share certificates representing Rubicon Common Shares shall for all purposes be deemed to be share certificates representing New Rubicon Common Shares, and no new share certificates shall be issued with respect to the New Rubicon Common Shares issued in connection with the Arrangement.

4.2 Rubicon Special Share Certificates

Recognizing that all of the Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares issued to the Shareholders will immediately be transferred to Paragon and CopperCo in exchange for Paragon and CopperCo Common Shares, Rubicon will not issue certificates representing the Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares.

4.3 Paragon and CopperCo Preferred Share Certificates

Recognizing that all of the Paragon and CopperCo Preferred Shares issued to Rubicon will immediately be repurchased for cancellation, each of Paragon and CopperCo will not issue certificates representing their respective Paragon and CopperCo Preferred Shares.

4.4 Paragon and CopperCo Common Share Certificates

As soon as practicable after the Effective Time, Paragon and CopperCo shall cause to be issued to the registered holders of Paragon and CopperCo Common Shares at the close of business on the Share Distribution Record Date, share certificates representing in the aggregate number of the Paragon and CopperCo Common Shares to which such holders are entitled as at the Share Distribution Record Date and shall cause such certificates to be delivered or mailed to such holder in accordance with the terms hereof.

4.5 Fractional Shares, Warrants and Options

No fractional Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares will be issued and the number of Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares to which each Shareholder will be entitled shall be rounded down to the next whole number. No fractional shares warrants or options, including shares issuable or transferable upon the exercise of any Rubicon Warrants or Options after the Effective Date, will be issued, and no cash will be paid in lieu thereof, by Rubicon, Paragon or CopperCo. Any fractions resulting (including, but not limited to, fractions resulting after the application of the Rubicon-CopperCo Exchange Ratio) will be rounded down to the nearest whole number. No subscription for a fraction of a Paragon

or CopperCo Common Share will be accepted with respect to the exercise of Rubicon Warrants and Rubicon Options as set out in paragraph 3.2 and 3.3, respectively above.

4.6 Interim Period

From the Share Distribution Record Date to the Effective Date, share certificates representing Rubicon Common Shares issued and outstanding on the Share Distribution Record Date and not subject to Article 5 hereof, shall also be deemed for all purposes to represent New Rubicon Shares, Paragon Common Shares and CopperCo Common Shares issued in connection with the Arrangement.

ARTICLE 5 - RIGHTS OF DISSENT AND APPRAISAL FOR RUBICON SHAREHOLDERS

5.1 Rubicon Dissent Right

Notwithstanding section 3.1 hereof, Rubicon Shareholders may exercise rights of dissent (the "Rubicon Dissent Right") in connection with the Arrangement pursuant to the Interim Order and this Article 5.

5.2 Rubicon Notice of Dissent

A Shareholder who wishes to exercise a Rubicon Dissent Right must give written notice of dissent ("Notice of Dissent") to Rubicon by depositing such Notice of Dissent with Rubicon, or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, marked to the attention of the President, not later than 2:00 p.m. (local time) on August 3, 2006. A Rubicon Shareholder who has given a Notice of Dissent in accordance with this section 5.2 is herein referred to as a "Rubicon Dissenting Shareholder". A Rubicon Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Rubicon Shareholder, if the Rubicon Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Rubicon Shareholder's name and on whose behalf the Rubicon Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b) set out the number of Rubicon Common Shares in respect of which the Rubicon Shareholder is exercising the Rubicon Dissent Right (the "Notice Shares"), which number cannot be less than all of the Rubicon Common Shares held by the beneficial holder on whose behalf the Rubicon Dissent Right is being exercised;

(c) if the Notice Shares constitute all of the shares of which the Rubicon Dissenting Shareholder is both the registered owner and beneficial owner and the Rubicon Dissenting Shareholder owns no other shares of Rubicon as beneficial owner, a statement to that effect;

(d) if the Notice Shares constitute all of the shares of which the Rubicon Dissenting Shareholder is both the registered and beneficial owner but the Rubicon Dissenting Shareholder owns other shares of Rubicon as beneficial owner, a statement to that effect, and

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e) if dissent is being exercised by the Rubicon Dissenting Shareholder on behalf of a beneficial owner who is not the Rubicon Dissenting Shareholder, a statement to that effect, and

(i) the name and address of the beneficial owner, and

(ii) a statement that the Rubicon Dissenting Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Rubicon Dissenting Shareholder's name.

5.3 Right of Dissenting Shareholder

The giving of a Notice of Dissent does not deprive a Rubicon Shareholder of his or her right to vote at the Rubicon Meeting on the Special Resolution approving the Arrangement. A vote against the Special Resolution or the execution or exercise of a proxy with instructions to vote against the Special Resolution does not constitute a Notice of Dissent.

5.4 When Rubicon Dissent Right Not Available

A Rubicon Shareholder is not entitled to exercise a Rubicon Dissent Right with respect to any Rubicon Common Shares if a Rubicon Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Special Resolution approving the Arrangement. However, a Rubicon Shareholder may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Rubicon Dissent Right in respect of the Rubicon Common Shares of which he or she is the registered holder.

5.5 Notice to Proceed

If Rubicon intends to act on the authority of the Special Resolution approving the Arrangement, it must send a notice (the "Notice to Proceed") to the Rubicon Dissenting Shareholder promptly after the later of:

(a) the date on which Rubicon forms the intention to proceed, and

(b) the date on which the Notice of Dissent was received.

If Rubicon has acted on the authority of that Special Resolution it must promptly send a Notice to Proceed to the Rubicon Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Rubicon intends to act or has acted on the authority of the Special Resolution and advise the Rubicon Dissenting Shareholder of the manner in which dissent is to be completed under section 5.7 hereof.

5.6 Entitlement to Payment of Fair Value

On receiving a Notice to Proceed in accordance with section 5.5 hereof, the Rubicon Dissenting Shareholder is entitled to require Rubicon to purchase all of the Rubicon Common Shares in respect of which the Notice of Dissent was given.

5.7 Demand for Payment of Fair Value

A Rubicon Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Rubicon Common Shares to Rubicon and must send to Rubicon within one month after the date of the Notice to Proceed:

(a) a written statement that the Rubicon Dissenting Shareholder requires Rubicon to purchase all of the Notice Shares;

(b) the certificates representing the Notice Shares, and

(c) if dissent is being exercised by the Rubicon Shareholder on behalf of a beneficial owner who is not the Rubicon Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Rubicon and if so, setting out:

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares, whereupon Rubicon is bound to purchase them in accordance with the Notice of Dissent.

5.8 Payment for Notice Shares

Rubicon and the Rubicon Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Rubicon must either promptly pay that amount to the Rubicon Dissenting Shareholder or send a notice to the Rubicon Dissenting Shareholder that Rubicon is unable lawfully to pay Rubicon Dissenting Shareholders for their share as Rubicon is insolvent or if the payment would render Rubicon insolvent.

5.9 Application to Court to Fix Payout Value

If Rubicon and the Rubicon Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Rubicon Dissenting Shareholder or Rubicon may apply to the court and the court may:

(a) determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b) join in the application each Rubicon Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Rubicon Dissenting Shareholder or send a notice to the Rubicon Dissenting Shareholder that Rubicon is unable lawfully to pay Rubicon Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent. If the Rubicon Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Rubicon Dissenting Shareholders for their shares the Rubicon Dissenting Shareholder may within 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Rubicon Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.

5.10 Deemed Notice

Any notice required to be given by Rubicon or a Rubicon Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

5.11 Consequences of Exercising Rubicon Dissent Rights

A Rubicon Shareholder who:

(a) properly exercises the Rubicon Dissent Right by complying with all of the procedures (the "Dissent Procedures") required to be complied with by a Rubicon Dissenting Shareholder, will:

(i) be bound by the provisions of this Article 5;

(ii) be deemed not to have participated in the Arrangement; and

(iii) cease to have any rights as a Shareholder other than the right to be paid the payout value of the Notice Shares by Rubicon in accordance with the Dissent Procedures and is deemed to have disposed of his shares immediately prior to the Effective Date; or

(b) seeks to exercise the Rubicon Dissent Right, but:

(i) who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by a Rubicon Dissenting Shareholder, or

(ii) subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares based upon the number of Rubicon Common Shares of which such Dissenting Shareholder is the registered holder. Rubicon may in its sole discretion waive any non-compliance by a shareholder with any of the provisions of this Article 5 in order to give effect to a shareholder's Rubicon Dissent Rights.

5.12 Abandonment of Dissent

A Rubicon Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of Rubicon. A Rubicon Dissenting Shareholder may, with the written consent of Rubicon, at any time prior to the payment to the Rubicon Dissenting Shareholder of the full amount of money to which the Rubicon Dissenting shareholder is entitled under this Article 5, abandon such Rubicon Dissenting Shareholder's dissent to the Arrangement by giving written notice to Rubicon withdrawing the Notice of Dissent by depositing such notice with Rubicon or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 Pender Street, Vancouver, British Columbia, V6C 2V6, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive such number of New Rubicon, Paragon and CopperCo Common Shares to which he or she is entitled.

5.13 Reservation of New Rubicon, Paragon and CopperCo Common Shares

If a Rubicon Shareholder exercises the Rubicon Dissent Right, Rubicon shall on the Effective Date set aside and not distribute that portion of the New Rubicon, Paragon and CopperCo Common Shares which is attributable to the Rubicon Common Shares for which Dissent Rights have been exercised. If a Rubicon Shareholder exercises the Rubicon Dissent Right, but, as set out in subsection 5.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Rubicon shall distribute to such Shareholder his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares. If a Rubicon Shareholder duly complies with the Dissent

Procedures as set out in subsection 5.11(a), then Rubicon shall retain the portion of the New Rubicon, Paragon and CopperCo Common Shares attributable to such Rubicon Shareholder (the "Non-Distributed New Rubicon, Paragon and CopperCo Shares"), and the Non-Distributed New Rubicon, Paragon and CopperCo Shares will be dealt with as determined by the Board of Directors of Rubicon in its discretion.

ARTICLE 6 - RIGHTS OF DISSENT AND APPRAISAL FOR AFRICO SHAREHOLDERS

6.1 Africo Dissent Right

Notwithstanding section 3.1 hereof, Africo Shareholders may exercise rights of dissent (the "Africo Dissent Right") in connection with the Arrangement pursuant to the Interim Order and this Article 6.

6.2 Africo Notice of Dissent

A Shareholder who wishes to exercise an Africo Dissent Right must give written notice of dissent ("Notice of Dissent") to Africo by depositing such Notice of Dissent with Africo, or mailing it to Africo by registered mail, at its registered office at 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, marked to the attention of the President, not later than 5:00 p.m. (local time), August 8, 2006. An Africo Shareholder who has given a Notice of Dissent in accordance with this section 6.2 is herein referred to as an "Africo Dissenting Shareholder". An Africo Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Africo Shareholder, if the Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Africo Shareholder's name and on whose behalf the Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b) set out the number of Africo Common Shares in respect of which the Africo Shareholder is exercising the Africo Dissent Right (the "Notice Shares"), which number cannot be less than all of the Africo Common Shares held by the beneficial holder on whose behalf the Africo Dissent Right is being exercised;

(c) if the Notice Shares constitute all of the shares of which the Africo Dissenting Shareholder is both the registered owner and beneficial owner and the Africo Dissenting Shareholder owns no other shares of Rubicon as beneficial owner, a statement to that effect;

(d) if the Notice Shares constitute all of the shares of which the Africo Dissenting Shareholder is both the registered and beneficial owner but the Africo Dissenting Shareholder owns other shares of Rubicon as beneficial owner, a statement to that effect, and

    (i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e) if dissent is being exercised by the Africo Dissenting Shareholder on behalf of a beneficial owner who is not the Africo Dissenting Shareholder, a statement to that effect, and

(i) the name and address of the beneficial owner, and

(ii) a statement that the Dissenting Africo Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Dissenting Africo Shareholder's name.

6.3 Right of Dissenting Shareholder

The giving of a Notice of Dissent does not deprive an Africo Shareholder of his or her right to vote at the Africo Meeting on the Special Resolution approving the Arrangement. A vote against the Special Resolution or the execution or exercise of a proxy with instructions to vote against the Special Resolution does not constitute a Notice of Dissent.

6.4 When Africo Dissent Right Not Available

An Africo Shareholder is not entitled to exercise an Africo Dissent Right with respect to any Africo Common Shares if an Africo Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Special Resolution approving the Arrangement. However, an Africo Shareholder may vote as a proxy for an Africo Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Africo Dissent Right in respect of the Africo Common Shares of which he or she is the registered holder.

6.5 Notice to Proceed

If Africo intends to act on the authority of the Special Resolution approving the Arrangement, it must send a notice (the "Notice to Proceed") to the Africo Dissenting Shareholder promptly after the later of:

(a) the date on which Africo forms the intention to proceed, and

(b) the date on which the Notice of Dissent was received.

If Africo has acted on the authority of that Special Resolution it must promptly send a Notice to Proceed to the Africo Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Africo intends to act or has acted on the authority

of the Special Resolution and advise the Dissenting Shareholder of the manner in which dissent is to be completed under section 6.7 hereof.

6.6 Entitlement to Payment of Fair Value

On receiving a Notice to Proceed in accordance with section 6.5 hereof, the Africo Dissenting Shareholder is entitled to require Africo to purchase all of the Africo Common Shares in respect of which the Notice of Dissent was given.

6.7 Demand for Payment of Fair Value

An Africo Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Africo Common Shares to Africo and must send to Africo within one month after the date of the Notice to Proceed:

(a) a written statement that the Africo Dissenting Shareholder requires Africo to purchase all of the Notice Shares;

(b) the certificates representing the Notice Shares, and

(c) if dissent is being exercised by the Africo Shareholder on behalf of a beneficial owner who is not the Africo Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Africo and if so, setting out:

  (i) the names of the registered owners of those other shares,

  (ii) the number of those other shares that are held by each of those registered owners, and

  (iii) that dissent is being exercised in respect of all of those other shares, whereupon Africo is bound to purchase them in accordance with the Notice of Dissent.

6.8 Payment for Notice Shares

Africo and the Africo Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Africo must either promptly pay that amount to the Africo Dissenting Shareholder or send a notice to the Africo Dissenting Shareholder that Africo is unable lawfully to pay Africo Dissenting Shareholders for their share as Africo is insolvent or if the payment would render Africo insolvent.

6.9 Application to Court to Fix Payout Value

If Africo and the Africo Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Africo Dissenting Shareholder or Africo may apply to the court and the court may:

(a) determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b) join in the application each Africo Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Africo Dissenting Shareholder or send a notice to the Africo Dissenting Shareholder that Rubicon is unable lawfully to pay Africo Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent. If the Africo Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Africo Dissenting Shareholders for their shares the Africo Dissenting Shareholder may within 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.

6.10 Deemed Notice

Any notice required to be given by Rubicon or an Africo Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

6.11 Consequences of Exercising Africo Dissent Rights

An Africo Shareholder who:

(a) properly exercises the Africo Dissent Right by complying with all of the procedures (the "Dissent Procedures") required to be complied with by an Africo Dissenting Shareholder, will:

(i) be bound by the provisions of this Article 6;

(ii) be deemed not to have participated in the Arrangement; and

(iii) cease to have any rights as a Shareholder other than the right to be paid the payout value of the Notice Shares by Africo in accordance with the Dissent Procedures and is deemed to have disposed of his shares immediately prior to the Effective Date; or

(b) seeks to exercise the Africo Dissent Right, but:

(i) who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by an Africo Dissenting Shareholder, or

(ii) subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the CopperCo Common Shares based upon the number of Africo Common Shares of which such Dissenting Shareholder is the registered holder. Africo may in its sole discretion waive any non-compliance by a shareholder with any of the provisions of this Article 6 in order to give effect to a shareholder's Africo Dissent Rights.

6.12 Abandonment of Dissent

An Africo Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of Africo. An Africo Dissenting Shareholder may, with the written consent of Africo, at any time prior to the payment to the Africo Dissenting Shareholder of the full amount of money to which the Dissenting shareholder is entitled under this Article 6, abandon such Africo Dissenting Shareholder's dissent to the Arrangement by giving written notice to Africo withdrawing the Notice of Dissent by depositing such notice with Africo or mailing it to Africo by registered mail, at its registered office at 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting shareholder and will receive such number of CopperCo Common Shares to which he or she is entitled.

6.13 Reservation of CopperCo Common Shares

If an Africo Shareholder exercises the Dissent Right, Africo shall on the Effective Date set aside and not distribute that portion of the CopperCo Common Shares which is attributable to the Africo Common Shares for which Dissent Rights have been exercised. If an Africo Shareholder exercises the Dissent Right, but, as set out in subsection 6.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Africo shall distribute to such Africo Shareholder his or her pro rata portion of the CopperCo Common Shares. If an Africo Shareholder duly complies with the Dissent Procedures as set out in subsection 6.11(a), then Africo shall retain the portion of the CopperCo Common Shares attributable to such Africo Shareholder (the "Non-Distributed CopperCo Shares"), and the Non-Distributed CopperCo Shares will be dealt with as determined by the Board of Directors of Africo in its discretion.

SCHEDULE A
TO PLAN OF ARRANGEMENT BEING APPENDIX I
TO THE ARRANGEMENT AGREEMENT

MADE AS OF THE 6th DAY OF JULY, 2006, AMENDED AND RESTATED AS OF THE 8TH DAY OF AUGUST, 2006, FURTHER AMENDED AND RESTATED AS OF THE 29TH DAY OF SEPTEMBER, 2006, AND FURTHER AMENDED AND RESTATED AS OF THE 22ND DAY OF NOVEMBER, 2006
AMONG
RUBICON MINERALS CORPORATION,
PARAGON MINERALS CORPORATION,
COPPERCO RESOURCE CORP.
AND AFRICO RESOURCES LTD.
(Paragraph 3.1 (a) Plan of Arrangement)

ARTICLE 26 - SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE NEW RUBICON COMMON SHARES, RUBICON CLASS A COMMON SHARES, SERIES 1 SPECIAL SHARES AND SERIES 2 SPECIAL SHARES

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE COMMON SHARES

The common shares (the "Common Shares") shall have attached thereto the following special rights and restrictions:

26.1.1 Voting

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.1.2 Dividends

Subject to the prior rights of the holders of any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of moneys property applicable to the payment of dividends, in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

26.1.3 Liquidation, Dissolution or Winding-Up

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE CLASS A COMMON SHARES

The class A common shares (the "Class A Shares") shall have attached thereto the following special rights and restrictions:

26.2.1 Voting

The holders of the Class A Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Class A Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.2.2 Dividends

Subject to the prior rights of any other shares ranking senior to the Class A Shares with respect to priority in the payment of dividends, the holders of Class A Shares shall before dividends are paid on the Common Shares be entitled to receive dividends in the aggregate amount of one hundred dollars ($100.00) and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of monies property applicable to the payment of dividends, and after such dividends have been paid, the holders of the Class A Shares shall be entitled to receive dividends in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Class A Shares shall be declared and paid in equal amounts per share on all Class A Shares at the time outstanding.

26.2.3 Liquidation, Dissolution or Winding-Up

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of any other shares ranking senior to the Class A Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Class A Shares shall be entitled to receive the remaining property and assets of the Company.

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE SERIES 1 SPECIAL SHARES

The series 1 special shares (the "Series 1 Special Shares") with a par value equal to the net book value of certain assets transferred by the Company to Paragon Minerals Corporation shall have attached thereto the following special rights and restrictions:

26.3.1 Voting

The holders of Series 1 Special Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Series 1 Special Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.3.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Series 1 Special Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors, and to receive on an equal basis share for share with the holders of the Common Shares and the Series 2 Special Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Series 1 Special Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Series 1 Special Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Series 1 Special Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

26.3.3 Redemption

(a) The Company may, subject to the requirements of the *Business Corporations Act* (British Columbia), upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Series 1 Special Shares by payment in cash, promissory note or

property of $♦ for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the assets to be transferred by the Company to Paragon Minerals Corporation under the Plan of Arrangement divided by the number of Series 1 Special Shares issued by the Company under the Plan of Arrangement **(Note: the dollar amount to be inserted in this Clause 26.3.3 will be determined and inserted in these share provisions immediately prior to making the required filing with the British Columbia Registrar of Companies to effect the Plan of Arrangement)**; plus

(ii) all declared and unpaid non-cumulative cash dividends thereon.

(b) In the case of redemption of Series 1 Special Shares under the provisions of sub-clause 26.3.3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Series 1 Special Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Series 1 Special Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series 1 Special Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Series 1 Special Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Series 1 Special Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Series 1 Special Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Series 1 Special Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada or by promissory note. If less than all of the Series 1 Special Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Series 1 Special Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption in any such notice the holders of the Series 1 Special Shares called for redemption shall cease to be entitled to

dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected. The Company shall have the right at any time after the mailing of notice of its intention to redeem any Series 1 Special Shares to deposit the Redemption Amount of the shares, either in cash or promissory note, so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series 1 Special Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 1 Special Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Series 1 Special Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

26.3.4 Retraction

Any holder of Series 1 Special Shares shall be entitled to require the Company to redeem, subject to the requirements of the *Business Corporations Act* (British Columbia), at any time or times all or any of the Series 1 Special Shares registered in the name of such holder on the books of the Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Series 1 Special Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Series 1 Special Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder desires to have the Company redeem such Series 1 Special Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the Series 1 Special Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Series 1 Special Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a promissory note or a cheque payable at

par at any branch of the Company's bankers for the time being in Canada. If less than all of the Series 1 Special Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Series 1 Special Shares represented by the original certificate or certificates which are not redeemed. The said Series 1 Special Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 1 Special Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Series 1 Special Shares shall remain unaffected.

26.3.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Series 1 Special Shares shall rank *pari passu* with the Series 2 Special Shares and Common Shares of the Company.

26.3.6 Amount Specified

For the purposes of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Series 1 Special Share is $♦. **(Note: this amount will be the same as the amount in Clause 26.3.3 above.)**

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE SERIES 2 SPECIAL SHARES

The series 2 special shares (the "Series 2 Special Shares") with a par value equal to the net book value of certain assets transferred by the Company to CopperCo Resource Corp. shall have attached thereto the following special rights and restrictions:

26.4.1 Voting

The holders of Series 2 Special Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Series 2 Special Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.4.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Series 2 Special Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors, and to receive on an equal basis share for share with the holders of the Common Shares and the Series 1 Special Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Series 2 Special Shares of the Company that such dividend

shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Series 2 Special Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Series 2 Special Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

26.4.3 Redemption

(a) The Company may, subject to the requirements of the *Business Corporations Act* (British Columbia), upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Series 2 Special Shares by payment in cash, promissory note or property of $♦ for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the assets to be transferred by the Company to CopperCo Resource Corp. under the Plan of Arrangement divided by the number of Series 2 Special Shares issued by the Company under the Plan of Arrangement (**Note: the dollar amount to be inserted in this Clause 26.4.3 will be determined and inserted in these share provisions immediately prior to making the required filing with the British Columbia Registrar of Companies to effect the Plan of Arrangement**); plus

(ii) all declared and unpaid non-cumulative cash dividends thereon.

(b) In the case of redemption of Series 2 Special Shares under the provisions of sub-clause 26.4.3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Series 2 Special Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Series 2 Special Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series 2 Special Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any

such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Series 2 Special Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Series 2 Special Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Series 2 Special Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Series 2 Special Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada or by promissory note. If less than all of the Series 2 Special Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Series 2 Special Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption in any such notice the holders of the Series 2 Special Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected. The Company shall have the right at any time after the mailing of notice of its intention to redeem any Series 2 Special Shares to deposit the Redemption Amount of the shares, either in cash or promissory note, so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series 2 Special Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 2 Special Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Series 2 Special Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice,

whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

26.4.4 Retraction

Any holder of Series 2 Special Shares shall be entitled to require the Company to redeem, subject to the requirements of the *Business Corporations Act* (British Columbia), at any time or times all or any of the Series 2 Special Shares registered in the name of such holder on the books of the Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Series 2 Special Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Series 2 Special Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder desires to have the Company redeem such Series 2 Special Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the Series 2 Special Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Series 2 Special Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a promissory note or a cheque payable at par at any branch of the Company's bankers for the time being in Canada. If less than all of the Series 2 Special Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Series 2 Special Shares represented by the original certificate or certificates which are not redeemed. The said Series 2 Special Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 2 Special Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Series 2 Special Shares shall remain unaffected.

26.4.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Series 2 Special Shares shall rank *pari passu* with the Series 1 Special Shares and the Common Shares of the Company.

26.4.6 Amount Specified

For the purposes of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Series 2 Special Share is $♦. **(Note: this amount will be the same as the amount in Clause 26.4.3 above.)**

SCHEDULE B TO PLAN OF ARRANGEMENT BEING APPENDIX I TO THE ARRANGEMENT AGREEMENT MADE AS OF THE 6TH DAY OF JULY, 2006, AMENDED AND RESTATED AS OF THE 8TH DAY OF AUGUST, 2006, FURTHER AMENDED AND RESTATED AS OF THE 29TH DAY OF SEPTEMBER, 2006, AND FURTHER AMENDED AND RESTATED AS OF THE 22ND DAY OF NOVEMBER, 2006 AMONG RUBICON MINERALS CORPORATION, PARAGON MINERALS CORPORATION, COPPERCO RESOURCE CORP. AND AFRICO RESOURCES LTD.

(Paragraphs 3.1 (c) and (d) of Plan of Arrangement)

PROVISIONS ATTACHING TO THE SPECIAL PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Special Preferred Shares are as follows:

1.1 Voting

The holders of the Special Preferred Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Special Preferred Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

1.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Special Preferred Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors and to receive on an equal basis share for share with the holders of the Common Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Special Preferred Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Special Preferred Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Special Preferred Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to *5%*, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

1.3 Redemption

(a) The Company may, subject to the requirements of the *Canada Business Corporations Act*, upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Special Preferred Shares by payment in cash, promissory note or property of $• for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the property first received by the Company in consideration for issuing the Special Preferred Shares; plus

(ii) all declared and unpaid non-cumulative cash dividends thereon, divided by the number of Special Preferred Shares first issued for such property.

(b) In the case of redemption of Special Preferred Shares under the provisions of sub-clause 3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Special Preferred Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Special Preferred Shares to be redeemed a notice in writing of the intention of the Company to redeem such Special Preferred Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Special Preferred Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Special Preferred Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Special Preferred Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other

place designated in such notice of the certificates representing the Special Preferred Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada. If less than all of the Special Preferred Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Special Preferred Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption in any such notice the holders of the Special Preferred Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected, the Company shall have the right at any time after the mailing of notice of its intention to redeem any Special Preferred Shares to deposit the Redemption Amount of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Special Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Special Preferred Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Special Preferred Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

1.4 Retraction

Any holder of Special Preferred Shares shall be entitled to require the Company to redeem, subject to the requirements of the *Canada Business Corporations Act*, at any time or times all or any of the Special Preferred Shares registered in the name of such holder on the books of the Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Special Preferred Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Special Preferred Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder

desires to have the Company redeem such Special Preferred Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the special Preferred Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Special Preferred Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a cheque payable at par at any branch of the Company's bankers for the time being in Canada. If less than all of the Special Preferred Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Special Preferred Shares represented by the original certificate or certificates which are not redeemed. The said Special Preferred Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Special Preferred Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Special Preferred Shares shall remain unaffected.

1.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Special Preferred Shares shall rank ahead of and in priority to the Common Shares of the Company.

1.6 Amount Specified

For the purpose of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Special Preferred Share is $•. **(Note: this amount will be the same as the amount in Clause 1.3(a) above.)**

ASSET TRANSFER AND ASSIGNMENT AGREEMENT

THIS AGREEMENT made as of the 8th day of December, 2006.

BETWEEN:

RUBICON MINERALS CORPORATION, a company incorporated under the laws of the Province of British Columbia and having a head office at 1540, 800 West Pender Street Vancouver, BC V6C 2V6

("Rubicon")

AND:

PARAGON MINERALS CORPORATION, a company incorporated under the federal laws of Canada and having its registered office at 2800 Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7

("Paragon")

WHEREAS Rubicon, Paragon, CopperCo Resource Corp. and Africo Resources Ltd. have entered into an Arrangement Agreement amended and restated as of November 22, 2006 and effective as of July 6, 2006 (the "**Arrangement Agreement**") relating to a statutory plan of arrangement (the "**Arrangement**") whereby, *inter alia*, Rubicon has agreed to transfer certain mineral property agreements, mineral property interests and certain other related assets more particularly described in Schedule A of this agreement (the "**Paragon Transferred Assets**"), and Paragon has agreed to acquire and assume Rubicon's interest in the Paragon Transferred Assets;

AND WHEREAS Rubicon wishes to transfer and assign all of its rights, title and interest in and to the Paragon Transferred Assets and its obligations thereunder to Paragon and Paragon wishes to acquire and assume all of such rights, title, interest and obligations;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties covenant and agree as follows:

1. Rubicon hereby conveys, assigns, transfers and sets over to Paragon, to have and to hold forever to the use of Paragon, its successors and permitted assigns, all right, title, interest and benefit of every nature in and to the Paragon Transferred Assets.

2. The Paragon Transferred Assets shall be deemed to be legally assigned and transferred from Rubicon to Paragon as at the Effective Date of the Arrangement.

3. Concurrently with the assignment of the Paragon Transferred Assets, Paragon shall assume and undertake to perform and discharge, all obligations, liabilities and agreements of Rubicon in respect of the Paragon Transferred Assets as if Paragon were the original party to the obligations, liabilities and agreements in place and instead of Rubicon.

4. With effect as of the date hereof, Paragon shall indemnify and save harmless Rubicon and its officers, directors, shareholders, successors and assigns against all losses, damages, costs and expenses they incur or suffer in respect of the Paragon Transferred Assets, provided that such losses, damages, costs and expenses result from acts, omissions or events which occur after the Effective Date of the Arrangement.

5. Notwithstanding any other provision of this Agreement, Rubicon acknowledges that once the Paragon Transferred Assets have been assigned to Paragon in accordance with this Agreement and the Arrangement, Rubicon shall have no further rights in or to the Paragon Transferred Assets.

6. Any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given (a) upon personal delivery to the party to be notified, (b) upon confirmation of receipt by fax by the party to be notified, (c) three (3) business days after deposit with a reputable courier, prepaid for overnight delivery and addressed as set forth in (d), or (d) ten (10) days after deposit with the post office, postage prepaid, registered or certified with return receipt requested and addressed to the party to be notified at the address indicated for such party below, or at such other address as such party may designate by five (5) days advance written notice to the other party given in the foregoing manner.

If to Rubicon:

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street
Vancouver, BC V6C 2V6
Attention: David W. Adamson, President
Facsimile: (604) 623-3355

with a copy to:

Davis & Company LLP
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7
Attention: David R. Reid
Facsimile: (604) 687-1612

If to Paragon:

Paragon Minerals Corporation
Suite 1540, 800 West Pender Street
Vancouver, BC V6C 2V6
Attention: Michael Vande Guchte, President
Facsimile: (604) 623-3355

with a copy to:

Davis & Company LLP
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7
Attention: David R. Reid
Facsimile: (604) 687-1612

7. Other than the Arrangement Agreement, this Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. This Agreement is made subject to the provisions of the Arrangement Agreement, and in the event of any conflict or inconsistency between this Agreement and the Arrangement Agreement, the relevant provision(s) of the Arrangement Agreement shall prevail.

8. Unless the content otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

9. Each of the parties shall from time to time execute or procure such documents and other assurances as may be reasonable or advisable to give effect to the provisions of this Agreement.

10. No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

11. This Agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto but shall not be assignable by either party without the prior written consent of the other party.

12. This Agreement may be executed in facsimile and in counterparts, each of which shall be considered an original and both of which taken together shall constitute a single agreement.

13. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

14. Any undefined capitalized terms in this Agreement shall have the respective meanings ascribed to such terms in the Arrangement Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

RUBICON MINERALS CORPORATION
By its Authorized Signatory:

Name: ROBERT LEWIS
Title: C.F.O.

PARAGON MINERALS CORPORATION
By its Authorized Signatory:

Name: VANDE GUCHTE, MICHAEL.
Title: PRESIDENT / CEO.

I:\Securities\ReidCo\Public\50233\POA\Rubicon Paragon Assignment Agreement Drft#3.doc

SCHEDULE A - NEWFOUNDLAND AND NUNAVUT ASSETS OF RUBICON MINERALS CORPORATION TO BE TRANSFERRED TO PARAGON MINERALS CORPORATION

1. For the purposes of this Schedule A:

"RMX" means Rubicon Minerals Corporation; and

"RML" means Rubicon Management Ltd.

2. On the Effective Date of the Arrangement, the following property interests, mineral claims and licences, and other assets will transfer to Paragon:

Part A: Agreements Relating to Property Interests

1. Gold Properties:

(a) Glenwood-Botwood Properties

Agreement	Date	Parties	Land	Comments
B-Property Option Agreement	Dec. 24, 2001	RMX, Gary Lewis, Cyril Reid, Paul Chaffe	• JBP Linear Property (7179M claim) • Glenwood Property (7180M, 7181M, 7312M claims) • Jonathans Pond Property (7182M claim) • Mt. Peyton Linear Property	# 1 **Active** 20 licenses in B-Property 5 RMX map-staked claims in Mining District of Gander Lake, NF [one of which (8268M) is also on B-Property list]
Lush Option Agreement	Aug. 11, 2003	RMX, Tom Lush	• JBP Linear Property (6821M, 9713M claims) • Jonathans Pond Property (6823M claim)	#2 **Active**
JBP Option Agreement	Apr. 10, 2002	RMX, Al Keats, Kevin Keats, Peter Dimmell	• JBP Linear Property (JBP claims)	#3 **Active**

Agreement	Date	Parties	Land	Comments
Jonathans Pond Option Agreement	Apr. 10, 2002	RMX, Al Keats, Kevin Keats, Peter Dimmell	• Jonathans Pond Property (8473M, 8414M, 8687M claims)	# 4 **Active**
Wings Point Property Agreement with Quinlans	May 14, 2002	RMX, Roland, Larry & Eddie Quinlan	• Wings Point Property	#5 **Active**
Due Diligence Agreement re: Linear Property (First Amendment)	Sept. 30, 2005 (Apr. 10, 2006)	RMX, A.S.K. Prospecting & Guiding Inc. (Kevin Keats, Allan Keats), Krinor Resources Inc. (Peter Dimmell)	• Appleton Linear Property (Linear Property)	# 6 **Active**
Golden Bullet Option Agreement	May 14, 2002	RMX, Roland, Larry & Eddie Quinlan	• Appleton Linear Property (Golden Bullet Property)	# 7 **Active**
Appleton Option Agreement	May 10, 2005	RMX, Tom Gosine, Alec Turpin	• Appleton Linear Property (Appleton Property)	# 8 **Active**
Bowater Option Agreement	Sept. 26, 2005	RMX, Gary Lewis, Paul Chafe	• Appleton Linear Property (Bowater Property)	# 9 **Active**
Huxter/TCH Option Agreement	May 14, 2002	RMX, Roland & Larry Quinlan	• Huxter Lane Property • TCH Property	# 10 **Active**
Meridian Joint Venture Agreement	Sept. 21, 2004	RMX, Meridian Gold Company	• Huxter Lane Property • TCH Property	# 10(a) **Active**

(b) Golden Promise Properties

Agreement	Date	Parties	Land	Comments
Mercer Option Agreement (& 3 amendments)	May 22, 2002 (#1:Jul. 17/03, #2: Jul. 27/03, #3: Sept. 1/03)	RMX William Mercer	• Golden Promise Property (Golden Promise)	# 11 **Active**

Agreement	Date	Parties	Land	Comments
Otter Brook (OB) Option Agreement	June 14, 2004	RMX Stephen Courtney Newfoundland & Labrador Minerals Ltd.	• Golden Promise Property (Otter Brook Property)	# 12 **Active**
Three Angle Pond Royalty Agreement	July 11, 2003	RMX Al Keats	• Golden Promise Property (Three Angle Pond)	# 13 **Active**
Victoria Lake Property Agreement (& 2 amendments) <u>Underlying agreements</u>: (i) Victoria Lake Option Agreement; (ii) Barren Lake Option Agreement	Feb. 14, 2003 (#1:Apr. 29/04, #2: Nov. 16/04) Jan. 8, 2003 Jan. 8, 2003	RMX Int'l Lima (RMX Crosshair) (i) RMX Al & Kevin Keats (ii) RMX Al & Kevin Keats, Peter Dimmell	• South Golden Promise Property Victoria Lake Barren Lake	# 14 **Active**
Victoria Lake 10188M Option Agreement (Crosshair undertaking of Victoria Lake 10188M Option Agreement)	May 18, 2005 Apr. 24, 2006	RMX Al Keats, Kevin Keats RMX Crosshair Exploration & Mining Corp.	• Victoria Lake 10188M property	# 15 **Active**
Crosshair Agreement	May 1, 2006	RMX Crosshair Exploration & Mining Corp.	• Golden Promise Property: (Mercer Option Agreement, Otter Brook Option Agreement, Three Angle Pond Royalty Agreement)	# 16 **Active**

(c) New World Properties

Agreement	Date	Parties	Land	Comments
New World Option Agreement	May 14, 2002	RMX Roland, Larry & Eddie Quinlan	• New World Property	# 17 **Active**

(d) Startrack Properties

Agreement	Date	Parties	Land	Comments
Stares Property Option Agreement (& 2 amendments)	Nov. 9, 2001 (#1: Oct. 14/04, #2: Nov. 11/05)	RMX Robert Stares, Alex Stares	• Startrack Property (Stares Property)	# 18 **Active**

2. Base Metal Properties

Agreement	Date	Parties	Land	Comments
Seal Bay Option Agreement <u>Amendments:</u> Jan. 6/09, May 14/98, June 11/99, June 12/00, Aug. 11/00, July 10/01, and July 15/02	Mar 1, 1996	RML Falconbridge	• Seal Bay Property	# 19 **Active** Assignment Agreement between RML and RMX dated Aug. 1/96. July 15/02 amendment lowered RMX option from 65% to 51%
West Cleary Option Agreement <u>Amendments:</u> May 14/98, Mar. 28/00	Mar. 1, 1996	RML Falconbridge	• West Cleary Property	#20 **Active** Assignment Agreement between RML and RMX dated Aug. 1/96
Point Leamington Mining Lease	Feb. 13, 2004	RMX TLC Ventures Corp.	• Point Leamington Property	# 21 **Active** NSR Only
Harpoon Option Agreement	Nov. 23, 2004	RMX Al Keats, Kevin Keats	• Harpoon Property	# 22 **Active**

Agreement	Date	Parties	Land	Comments
Lake Douglas West Purchase and Royalty Agreement	Jan. 18, 2006	RMX A.S.K. Prospecting & Guiding Inc. (Al & Kevin Keats)	• Lake Douglas West Property	# 23 **Active**
Lake Douglas East Purchase and Royalty Agreement	Jan. 17, 2006	RMX A.S.K. Prospecting & Guiding Inc. (Al & Kevin Keats)	• Lake Douglas East Property	# 24 **Active**

3. Baffin Island properties

Claim Number	Name	Recorded Date	Anniversary Date	Acres	Hectares
F59239	LH 129	Feb. 24, 1997	Feb. 24, 2007	2066	836.08
F59301	LH 131	Feb. 24, 1997	Feb. 24, 2007	2582.5	1045.1
F59303	LH 131	Feb. 24, 1997	Feb. 24, 2007	2582.5	1045.1
F59307	LH 137	Feb. 24, 1997	Feb. 24, 2007	2582.5	1045.1

4. Other

Agreement	Date	Parties	Land	Comments
NRD Termination Agreement	Nov 24, 2006	RMX Alexander Stares, Rick Crocker	• Indicated in Schedule B	**Active** Points 1, 4, 5 and 6 remain with RMX

Part B: Licenses and Claims

1. Comprehensive List of Mineral Licenses and Claims

Property Name	Agreement	Licence #	Licence Holder	# of Claims
Appleton	Appleton	10377M	Tom Gosine	21
Bowater	Bowater	08276M	Black Bart Prospecting Inc.	6
Glenwood	B-Property	07180M	Cyril M. Reid	4
Glenwood	B-Property	07181M	Cyril M. Reid	12
Glenwood	B-Property	07912M	Cyril Reid	6
Glenwood	n/a	12068M	Rubicon Minerals Corporation	87

Property Name	Agreement	Licence #	Licence Holder	# of Claims
Golden Bullet	Golden Bullet	10100M	Rubicon Minerals Corporation	46
Golden Promise	Mercer	11028M	Rubicon Minerals Corporation	256
Golden Promise	Mercer	11029M	Rubicon Minerals Corporation	256
Golden Promise	Mercer	11033M	Rubicon Minerals Corporation	256
Golden Promise	Mercer	11034M	Rubicon Minerals Corporation	217
Golden Promise	n/a	08947M	Rubicon Minerals Corporation	22
Golden Promise	n/a	11017M	Rubicon Minerals Corporation	112
Golden Promise	n/a	11057M	Rubicon Minerals Corporation	42
Golden Promise	Otter Brook	08904M	Stephen Courtney	6
Harpoon	Harpoon	07695M	A.S.K Prospecting & Guiding Inc.	20
Harpoon	Harpoon	10461M	Kevin D. Keats	4
Harpoon	Harpoon	10464M	Allan E.T. Keats	59
Harpoon	Harpoon	10465M	Allan E.T. Keats	134
Harpoon	Harpoon	10607M	Kevin D. Keats	8
Harpoon	n/a	12357M	Rubicon Minerals Corporation	38
Hungry Hill	NRD	12049M	Alexander T. Stares	58
Huxter Lane	Huxter Lane and TCH	11926M	Rubicon Minerals Corporation	54
Huxter Lane	n/a	12835M	Rubicon Minerals Corporation	32
JBP Linear	B-Property	07179M	Cyril M. Reid	8
JBP Linear	JBP	10966M	Rubicon Minerals Corporation	95
JBP Linear	JBP	12071M	Rubicon Minerals Corporation	144
JBP Linear	Lush	06821M	Tom Lush	2
JBP Linear	Lush	09713M	Tom Lush	30
JBP Linear	n/a	11407M	Rubicon Minerals Corporation	21
JBP Linear	n/a	12073M	Rubicon Minerals Corporation	147
Jonathans Pond	B-Property	07182M	Cyril M. Reid	6
Jonathans Pond	Jonathans Pond	10968M	Rubicon Minerals Corporation	54
Jonathans Pond	Lush	06823M	Tom Lush	4
Jonathans Pond	n/a	10967M	Rubicon Minerals Corporation	256
Lake Douglas	Lake Douglas East	09336M	Allan E.T. Keats	30
Lake Douglas	Lake Douglas East	10876M	Allan E.T. Keats	30
Lake Douglas	Lake Douglas East	10877M	A.S.K. Prospecting Inc.	16
Lake Douglas	Lake Douglas East	10878M	A.S.K. Prospecting Inc.	44
Lake Douglas	Lake Douglas East	11673M	Kevin D.Keats	22
Lake Douglas	Lake Douglas East	11674M	Kevin D.Keats	8
Lake Douglas	Lake Douglas East	11675M	Allan E.T. Keats	30
Lake Douglas	Lake Douglas East	11676M	A.S.K. Prospecting Inc.	10
Lake Douglas	Lake Douglas East	11677M	A.S.K. Prospecting Inc.	18
Lake Douglas	Lake Douglas West	11207M	Hayward Critchley	30
Lake Douglas	Lake Douglas West	11210M	Carl Wade	30
Lake Douglas	Lake Douglas West	11678M	Hayward Critchley	29
Lake Douglas	Lake Douglas West	11679M	Hayward Critchley	1
Lewis Lake	n/a	5435M	Rubicon Minerals Corporation	70
Linear	Linear	07984M	The Kriask Syndicate	50

Property Name	Agreement	Licence #	Licence Holder	# of Claims
Lizard Pond	NRD	11240M	James Richard Crocker	14
Lizard Pond	NRD	11330M	Alexander T. Stares	7
Lizard Pond	NRD	11331M	Alexander T. Stares	4
Lizard Pond	NRD	11670M	Alexander T. Stares	8
Long Pond	NRD	11224M	Alexander T. Stares	60
Maritec	n/a	11573M	Rubicon Minerals Corporation	5
Maritec	n/a	11576M	Rubicon Minerals Corporation	25
Maritec	n/a	11898M	Rubicon Minerals Corporation	13
Mt. Peyton Linear	B-Property	07022M	Rubicon Minerals Corporation	25
Mt. Peyton Linear	B-Property	07093M	Rubicon Minerals Corporation	10
Mt. Peyton Linear	B-Property	07094M	Rubicon Minerals Corporation	1
Mt. Peyton Linear	B-Property	07651M	Rubicon Minerals Corporation	1
Mt. Peyton Linear	B-Property	09808M	Rubicon Minerals Corporation	5
Mt. Peyton Linear	B-Property	10462M	Rubicon Minerals Corporation	65
New World	New World	07497M	Eddie Quinlan	10
New World	New World	07923M	Larry Quinlan	38
New World	New World	08669M	Roland Quinlan	19
New World	New World	10981M	Roland Quinlan	164
Seal Bay	Seal Bay	10185M	Falconbridge Ltd	75
Barren Lake	Victoria Lake CXX; Barren Lake	10207M	Crosshair Exploration & Mining Corp.	60
Barren Lake	Victoria Lake CXX; Barren Lake	9109M	Crosshair Exploration & Mining Corp.	65
Victoria Lake	Victoria Lake CXX	8883M	Crosshair Exploration & Mining Corp.	166
Victoria Lake 10188M	Victoria Lake CXX; Victoria Lake 10188M	12380M	Crosshair Exploration & Mining Corp.	139
South Golden Promise	Victoria Lake CXX	10387M	Crosshair Exploration & Mining Corp.	58
South Golden Promise	Victoria Lake CXX	11058M	Crosshair Exploration & Mining Corp.	20
South Golden Promise	Victoria Lake CXX	11059M	Crosshair Exploration & Mining Corp.	4
South Golden Promise	Victoria Lake CXX	11983M	Crosshair Exploration & Mining Corp.	176
South Golden Promise	n/a	12322M	Rubicon Minerals Corporation	97
South Golden Promise	n/a	12324M	Rubicon Minerals Corporation	76
South Golden Promise	n/a	12326M	Rubicon Minerals Corporation	90
South Golden Promise	Victoria Lake CXX	12460M	Crosshair Exploration & Mining Corp.	70
South Golden Promise	Victoria Lake CXX	12462M	Crosshair Exploration & Mining Corp.	256
Star Track	Star Track	11055M	Rubicon Minerals Corporation	158

Property Name	Agreement	Licence #	Licence Holder	# of Claims
TCH	Huxter Lane and TCH	06610M	Quest Inc.	6
Three Angle Pond	Three Angle Pond	12444M	Rubicon Minerals Corporation	54
West Cleary	West Cleary	10192M	Falconbridge Ltd	16
Wings Point	Wings Point	07370M	Rubicon Minerals Corporation	37
Wings Point	Wings Point	08475M	Rubicon Minerals Corporation	6
Wings Point	Wings Point	09772M	Rubicon Minerals Corporation	2
Wings Point	Wings Point	09773M	Rubicon Minerals Corporation	2
Wings Point	Wings Point	09774M	Rubicon Minerals Corporation	2
Wings Point	Wings Point	10202M	Rubicon Minerals Corporation	65
Winterhill	NRD	11816M	Alexander T. Stares	16
Winterhill	NRD	11817M	Alexander T. Stares	6
Winterhill	NRD	11818M	James Richard Crocker	16
Winterhill	NRD	12839M	Alexander T. Stares	80
Winterhill	NRD	12840M	Alexander T. Stares	30

Part C: Furniture, Fixtures and Equipment

ITEM DESCRIPTION	LOCATION	SERIAL NUMBER
Two Lake Sediment Samplers	28 McCurdy, Gander	
8 Foot Snow-Runner Toboggan	28 McCurdy, Gander	
1 Stihl Portable Rock saw	28 McCurdy, Gander	
Kimpex ATV Cart	28 McCurdy, Gander	
Wajax High Pressure Water Pump	28 McCurdy, Gander	
Eleven Lengths of High Pressure Hosing	28 McCurdy, Gander	
Twenty-Seven Core Racks	28 McCurdy, Gander	
Dell Dimension 8300 Desktop Computer (200 GB, M992 Colour Monitor/keypad)	61 Elizabeth, Gander	FT56X21
HP Laser Jet Printer 1320n	61 Elizabeth, Gander	Q5928A
HP Deskjet 840c Printer	61 Elizabeth, Gander	MX0451WOMT
HP Scanjet 5550c Scanner	61 Elizabeth, Gander	CN3BW5704R
HP Designjet 500 42" Plotter (Model #C7770B)	61 Elizabeth, Gander	SG35952015
Linksys Wireless Router	61 Elizabeth, Gander	
250 MB ADS Hard Drive	61 Elizabeth, Gander	CDF80E354487
HP Fax 1010	61 Elizabeth, Gander	CN34TAJTFH
Multi Sync MT810 Projector	61 Elizabeth, Gander	7Z22203704
Toshiba 3560 Photocopier (rental)	61 Elizabeth, Gander	CEG816341
Panasonic Dual Cordless Phone Set	61 Elizabeth, Gander	5EAAC019393

ITEM DESCRIPTION	LOCATION	SERIAL NUMBER
Durabrand Miniature Fridge	61 Elizabeth, Gander	CLF18101WD
Kenmore Microwave & Stand (2)	61 Elizabeth, Gander	3872316A
Sunbeam Water Cooler (2003)	61 Elizabeth, Gander	1110071
Four – Folding Tables	61 Elizabeth, Gander	
Two – Folding Chairs	61 Elizabeth, Gander	
1 Boardroom Table	61 Elizabeth, Gander	
6 Boardroom chairs	61 Elizabeth, Gander	
Three – Large Office Chairs	61 Elizabeth, Gander	
Four – Regular Office Chairs	61 Elizabeth, Gander	
Two – Large Office Desks with Shelving	61 Elizabeth, Gander	
Two – "L" shaped Office Desks	61 Elizabeth, Gander	
Large Supply Shelf	61 Elizabeth, Gander	
Nine – 4 Drawer Legal-size Filing Cabinets	61 Elizabeth, Gander	
One – 5 Drawer Map File	61 Elizabeth, Gander	
Two – 4 Drawer Lateral Filing Cabinets	61 Elizabeth, Gander	
One – Two Drawer Letter-size Filing Cabinet	61 Elizabeth, Gander	
Ten – Portable Letter-size File Boxes	61 Elizabeth, Gander	
Furniture (6 single beds, 1 double bed, 1 range, 1 fridge, 1 TV, 2 couches, 1 chair, 1 dining room table and 4 chairs, cutlery, coffee maker, microwave oven, washer, dryer, deep freeze)	7 Nungesser, Gander	
Cicero Desktop Computer; (AMD Athlon 2.0 GHz)	8 Badger Drive, Badger	1117971
Two – Bench Rock Saws	28 McCurdy, Gander and 8 Badger Drive Badger	
Fifteen Core Racks	8 Badger Drive, Badger	
HP Designjet 500 42" Plotter (Model # C7770B)	88 Penetanguishinene Road, St. John's	SG3C46206V
HP Fax 1010	88 Penetanguishinene Road, St. John's	CN31IAJDJ7
Combind C110 Hole Puncher/Report Binding System	88 Penetanguishinene Road, St. John's	RH105592

ITEM DESCRIPTION	LOCATION	SERIAL NUMBER
Dell Precision M90 Laptop (Steve's)	Mobile	Service Tag IM6LX91; Express S.C. 3518138773
Dell Precision M90 Laptop (Dave's)	Mobile	Service Tag 4W5W9B1; Express S.C. 10651950109
Toshiba Satellite P20 Laptop (Amy N); (Pentium 4 CPU 3.20 GHz, 3.19 GHz)	Mobile	Z3021944
Toshiba Satellite P20 Laptop (Pentium 4, 3.2 GHz Processor Speed) (Barry S)	Mobile	34319578K
Acer Aspire 9500 Laptop (Sandy's)	Mobile	WM3B2200BG
Dell Inspiron 8300 Laptop (Rick's)	Mobile	
CF18 Panasonic Tough Book	Mobile	CF18BDAZXM M-9

Part D: Miscellaneous

Agreement	Date	Parties	Description	Comments
Office Lease	July 1, 2006	RMX Skyline Rentals	Suite A, Polaris Office Building, Gander, NL	# C-1 2 year lease Renewed annually
Warehouse Lease	May 1, 2006	RMX L M S Holdings Ltd.	28 McCurdy Drive, Gander, NL	# C-2 Renewed annually
Residential Tenancy Agreement	July 1, 2002	RMX Milton Layte	7 Nungesser Avenue, Gander, NL	# C-3 Renewed annually
Oral Lease re: Badger House/Coreshed	December 2003	RMX Lil Saunders	8 Badger Drive, Badger, NL	No formal lease

Part E: Employees of Rubicon Working on Newfoundland and Nunavut Projects

Michael Vande Guchte
David Copeland (Rubicon contractor to become Paragon employee)
Steve House
Barry Sparkes

Amy Newport
Jeff Noseworthy
Sam Burton
Alexander (Sandy) Stares
James (Rick) Crocker


PARAGON
MINERALS CORPORATION



SCHEDULE “C”

TO

APPLICATION FOR EXEMPTION

UNDER SEC RULE 12(G)3-2(B)

SCHEDULE "C"

ITEM 6 LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

Tab		Document Name or Information		Date Filed
1	(a)	Incorporation Documents		
		(i)	Canada	Certificate of Incorporation dated July 4, 2006
1	(b)	Extra-provincial Registration		
		(i)	BC	July 21, 2006
		(ii)	Newfoundland	August17, 2006
		(iii)	Nunavut	September 12, 2006
1	(c)	Annual Reports		
		(i)	Canada	N/A
		(ii)	BC	N/A
		(iii)	Newfoundland	N/A
		(iv)	Nunavut	N/A
1	(d)	Notices Filed with Registrar of Companies		
		(i)	Canada	July 4, 2006
				December 8, 2006
		(ii)	BC	December 8, 2006
		(iii)	Newfoundland	January 9, 2007
		(iv)	Nunavut	January 31, 2007
	(e)	Special Resolution		
		(i)	Canada	N/A
		(ii)	BC	N/A

(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. **Materials filed with the Securities Commissions of British Columbia, Alberta and Quebec (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), and the Securities Act (Quebec), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101":**

Tab		Document Name or Information	Date Filed
	(a)	Annual Report consisting of:	
2		(i) Audited annual financial statements and auditors' report thereon and	January 29, 2007 for year ended September 30, 2006
2		(ii) Management's Discussion and Analysis	January 29, 2007 for year ended September 30, 2006
	(b)	Annual Information Form (not mandatory and not filed)	N/A
2	(c)	Annual CEO and CFO Officer Certifications under MI 52-109	January 29, 2007 for year ended September 30, 2006
3		Quarterly Interim Financial Statements and Management's Discussion and Analysis	
	(d)	(i) 1st Quarter	March 1, 2007 for the 1st quarter ended December 31, 2006
		(ii) 2nd Quarter	May 30, 2007 for the 2nd quarter ended March 31, 2007
3	(e)	Interim CEO and CFO Officer Certifications under MI 52-109	
		(i) 1st Quarter	March 1, 2007 for the 1st quarter ended December 31, 2006
		(ii) 2nd Quarter	May 30, 2007 for the 2nd quarter ended March 31, 2007
4	(f)	News Releases	December 11, 2006 December 15, 2006 December 22, 2006 January 22, 2007 February 12, 2007 February 28, 2007 March 1, 2007 March 2, 2007 March 26, 2007 May 22, 2007 June 19, 2007

4	(g)	Form 51-102F3, Material Change Report	December 15, 2006 December 22, 2006 March 8, 2007
5	(h)	Notice of Meeting and Record Dates of shareholders' meeting	January 24, 2007
5	(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	March 1, 2007
6	(j)	Form 45-106F1, Report of Exempt Distribution	September 7, 2006
	(k)	Notice of Change in Year End by more than 14 Days	N/A
7	(l)	Notice of Change in Corporate Structure	December 15, 2006
	(m)	Notice of Change of Auditors	N/A
	(n)	Business Acquisition Report under NI 51-102	N/A
1	(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	December 15, 2006 (Plan of Arrangement)
	(p)	Notice of Change of Status Report	N/A
	(q)	Filing of documents Affecting the Rights of Securityholders including:	
1		(a) material changes to charter documents	December 15, 2006 (Plan of Arrangement)
		(b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
		(c) any securityholder rights plans or similar plans	N/A
8		(d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	December 14, 2006 (By-Law #1)
9 10		(e) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has	December 14, 2006 (Third Amended & Restated Arrangement Agreement between Rubicon, Paragon, Copperco and Africo) December 8, 2006 (Asset Transfer and Assignment Agreement between Rubicon Minerals Corporation and the Company)

10		reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	The following contracts regarding the following properties were filed on December 15, 2006: Falconbridge/Seal Bay Al Keats/Kevin Keats - Harpoon Property Tom Gosine Ventures Inc./Alex Turpin - Appleton Property A.S.K. Prospecting/Krinor Resources Inc. - Linear Property A.S.K. Prospecting - Lake Douglas East A.S.K. Prospecting - Lake Douglas West Tom Lush - Lush Robert Stares/Sandy Stares - Stares Property Crosshair Exploration - Golden Promise International Lima - Victoria Lake Allan Keats/Kevin Keats/Peter Dimmell - JBP Property William Mercer - Golden Promise Altius - South Tally Pond Keats - Victor Lake 10188M
	(r)	Prospectus	N/A
	(s)	Amendment to Prospectus	N/A
	(t)	Takeover Bid Circular	N/A
	(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
	(v)	Issuer Bid Circular	N/A
	(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
	(x)	Initial Acquisition Report	N/A
	(y)	Subsequent Acquisition Reports	N/A
11	(z)	Technical Reports	December 21, 2006 (JBP Linear Property) December 21, 2006

(Golden Promise Property)

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :**

Tab		Document Name or Information	Date Filed
	(a)	Exchange Filing Statement	N/A
	(b)	Annual Report consisting of:	
2		(i) Audited annual financial statements and auditors' report thereon and	January 29, 2007 for financial year ended September 30, 2006
2		(ii) Management's Discussion and Analysis	January 29, 2007 for financial year ended September 30, 2006
	(c)	Annual Information Form (not mandatory and not filed)	N/A
3	(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	
		(i) First Quarter	March 1, 2007 for first quarter ended December 31, 2006
		(ii) Second Quarter	May 30, 2007 for second quarter ended March 31, 2007
4	(e)	News Releases	December 11, 2006 December 15, 2006 December 22, 2006 January 22, 2007 February 12, 2007 February 28, 2007 March 1, 2007 March 2, 2007 March 26, 2007 May 22, 2007 June 19, 2007
4	(f)	Form 51-102F3, Material Change Report	December 15, 2006 December 22, 2006 March 8, 2007
5	(g)	Notice of Meeting and Record Dates of shareholders' meeting	January 24, 2007
	(hb)	Notice of shareholders' meeting, Proxy and Information Circular	March 1, 2007
	(i)	Prospectus	N/A
	(j)	Amendment to Prospectus	N/A
	(k)	Takeover Bid Circular	N/A

	(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
	(m)	Issuer Bid Circular	N/A
	(n)	Notice of Change or Variation to Issuer Bid Circular	
	(o)	Initial Acquisition Report	N/A
	(p)	Subsequent Acquisition Reports	N/A
	(q)	Notice of Intention to Sell by a Control Person	N/A
	(r)	Notice of Dividends	N/A
12	(s)	Exchange Bulletins announcing certain transactions:	December 14, 2006 (New Listing - Shares)
		(i) Promotional Investor Relations and Market-Making Activities	
		(ii) Dividend/Distribution Declaration	
		(iii) Private Placement	
		(iv) Warrant Amendments	
		(v) Shares for Debt	
		(vi) Short Form Offering	
		(vii) Acquisitions/Dispositions	
		(viii) Notice of Intention to Make a Normal Course Issuer Bid	
		(ix) Name Change without Consolidation or Split	
		(x) Name Change and Consolidation/Split	
13		Listing Application	December 20, 2006

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta and Quebec and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

Tab		Document Name or Information	Date Filed
2	(a)	Annual Report consisting of:	
		(i) Audited annual financial statements and auditors' report thereon and	January 29, 2007 for financial year ended September 30, 2006
		(ii) Management's Discussion and Analysis	January 29, 2007 for financial year ended September 30, 2006

3	(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	
		(i) 1st Quarter	March 1, 2007 for first quarter ended December 31, 2006
		(ii) 2nd Quarter	May 30, 2007 for second quarter ended March 31, 2007
5	(c)	Notice of shareholders' meeting, Proxy and Information Circular	March 1, 2007
	(d)	Prospectus	N/A
	(e)	Amendment to Prospectus	N/A
	(f)	Issuer Bid Circular	N/A
	(g)	Notice of Change or Variation to Issuer Bid Circular	N/A



The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006



AN AGREEMENT

DATED AS OF MARCH 1, 1996

BETWEEN

RUBICON MANAGEMENT LTD.

AND

FALCONBRIDGE LIMITED

(Seal Bay Property)

FL951 SEAL

To an Agreement made as of March 1, 1996 between Rubicon Management Ltd. and Falconbridge Limited.

FL951 SEAL

THIS AGREEMENT is made as of March 1, 1996.

BETWEEN:

FALCONBRIDGE LIMITED
a corporation amalgamated
under the laws of the Province of Ontario

("Falconbridge")

OF THE FIRST PART

- A N D -

RUBICON MANAGEMENT LTD.
a corporation existing under the
laws of the Province of British Columbia

("Rubicon")

OF THE SECOND PART

WHEREAS Falconbridge is the beneficial and registered or recorded owner of the claims comprising the Seal Bay property (the "**Property**"), located in the Robert's arm area, Green Bay division, Province of Newfoundland and Labrador, and as set out in Schedule "A";

NOW THEREFORE THIS AGREEMENT WITNESSETH that for valuable consideration, the parties mutually covenant and agree as follows:

1. DEFINITIONS

In this Agreement the following terms have the meanings set out below.

(a) "Act" means the *Minerals Act* (Newfoundland).

(b) "**Agreement**" means this Agreement, including the recitals and the Schedules all as amended, supplemented or restated from time to time.

(c) "**Commercial Production**" means, and is deemed to have been achieved, when the concentrator processing ores from the Property for other than testing purposes has operated for thirty (30) days in any forty (40) consecutive day period at not less than sixty per cent (60%) of design capacity or, in the event a concentrator is not erected on the Property, when ores from the Property have been produced for a period of thirty (30) consecutive production days at not less than sixty per cent (60%) of the mining rate specified in a feasibility study recommending placing the Property in Commercial Production.

(d) "**Joint Venture**" is defined in paragraph 7(a).

(e) "**Mining Operations**" means every kind of work done on or in respect of the Property or the products derived therefrom by or under the direction of the Operator. Mining Operations include the work of assessment, geophysical, geochemical and geological surveys, studies and mapping, assaying and metallurgical testing, investigating, drilling, designing, examining, equipping, improving, surveying, shaft-sinking, raising, crosscutting and drifting, searching for, digging, trucking, sampling, working and procuring minerals, ores and concentrates, bringing any mining claims to lease, reclamation and in doing all other work usually considered to be prospecting, exploration, development and mining work; in paying

wages and salaries of persons engaged in such work and in supplying food, lodging, transportation and other reasonable needs of such persons; in paying insurance premiums and assessments or premiums for workers' compensation insurance, contributions for unemployment insurance or other pay allowances or benefits customarily paid in the district to such persons; in paying rentals, license renewal fees, taxes and other governmental charges required to keep the Property in good standing; in purchasing or renting plant, buildings, machinery, tools, appliances, equipment or supplies and in installing, erecting, detaching and removing the same or any of them; and in the management of any work which may be done on the Property or in any other respects necessary in the opinion of the Operator for the due carrying out of such prospecting, exploration, development and mining work.

(f) **"Net Smelter Returns"** means the actual proceeds received from all smelters, mills, refineries, mints and other purchasers for the sale of all minerals, metals and concentrates extracted or derived from the Property, after deducting therefrom all charges and penalties for smelting, milling, refining and minting including the cost of transportation (to any smelter mill or refinery and thereafter to a mint or other purchaser), insurance premiums, sampling and assaying charges incurred after such minerals, metals and concentrates have left the Property and all appropriate refinery and, if applicable, mint charges.

(g) "NSR Royalty" is defined in paragraph 8(a).

(h) **"Operator"** is Rubicon during the Option Period, Falconbridge, if it makes the election under paragraph 5, and thereafter is defined in paragraphs 5(a) and (b) of Schedule "C".

(i) **"Option"** is defined in paragraph 3(a).

(j) **"Option Period"** is defined in paragraph 3(a).

(k) **"Party"** means the parties to this Agreement and their respective successors and permitted assigns which become parties pursuant to this Agreement.

(l) **"Property"** is defined in the first recital.

2. REPRESENTATIONS AND WARRANTIES

(a) Falconbridge represents and warrants to Rubicon that:

(i) Falconbridge is a validly subsisting corporation under the *Business Corporations Act* (Ontario);

(ii) Falconbridge has full corporate power, authority and capacity to enter into this Agreement and to carry out the transactions contemplated hereby;

(iii) Falconbridge is the recorded and beneficial owner of the Property, and the Property is in good standing under the laws of Newfoundland and will remain so until at least June 1, 1996;

(iv) Falconbridge's interest is free and clear of all liens, charges, and encumbrances, and no taxes are due for the Property;

(v) Falconbridge is not aware of any reason that the Property is not duly and validly located and recorded pursuant to the Act;

(vi) there are no outstanding or, to the best of Falconbridge's information, knowledge and belief, threatened, contemplated or pending actions, claims or suits, which would or could affect the ownership or value of the Property; and

(vii) there are no outstanding agreements or options to acquire or purchase the Property or any portion thereof or interest therein and no person has any royalty or other interest whatsoever in production or profits from the Property or any portion thereof.

(b) Rubicon represents and warrants to Falconbridge that Rubicon is a validly subsisting corporation under the laws of British Columbia, and has full corporate power, authority and capacity to enter into this Agreement and has been duly authorized to enter into this Agreement.

(c) The representations and warranties set out in this paragraph 2 have been relied on by the Parties in entering into this Agreement.

3. GRANT OF OPTION

(a) Falconbridge hereby grants to Rubicon the exclusive right and option (the "**Option**") to earn an undivided sixty-five percent (65%) right, title and interest in and to the Property. The Option may be exercised in accordance with paragraphs 4 and 5. Falconbridge

hereby grants to Rubicon the exclusive right during the period prior to the exercising of the Option (the "**Option Period**") to enter upon the Property, to conduct Mining Operations on the Property and to have quiet possession thereof. Rubicon shall conduct all Mining Operations in compliance with all applicable statutes, regulations, by-laws, laws, orders and judgments and all applicable directives, rules, consents, permits, orders, guidelines, approvals and policies of any governmental authority.

(b) During the Option Period Rubicon shall, at its expense, maintain the Property in good standing by the payment of taxes, assessments and other similar costs and by doing all other acts and things that may be necessary in that regard. Rubicon shall cause to be paid all workers and other wage earners employed by it or its contractors on the Property or part thereof, and for all materials purchased in connection therewith, and will keep the Property free from liens, charges, encumbrances and other claims of third parties with respect thereto. If a lien, charge, encumbrance or other claim of a third party is recorded against title to the Property, Rubicon will, on such fact being disclosed to Rubicon, promptly take proceedings to have such lien, charge, encumbrance or other claim of a third party removed.

(c) Falconbridge shall provide to Rubicon such documents as are necessary under the Act, if any, to permit Rubicon to comply with its maintenance obligations under paragraph 3(b). This paragraph 3(c), however, shall not be interpreted so as to require Falconbridge to carry out any work, or to otherwise make any payments, in respect of the Property.

4. EXPENDITURES TO MAINTAIN OPTION

In order to maintain in force the Option, Rubicon must make expenditures in respect of Mining Operations:

(a) in the amount of at least Fifty Thousand Dollars ($50,000.00) on or before March 1, 1997;

(b) aggregating at least Two Hundred and Fifty Thousand Dollars ($250,000.00) on or before March 1, 1998;

(c) aggregating at least Four Hundred and Fifty Thousand Dollars ($450,000.00) on or before March 1, 1999; and

(d) aggregating at least Seven Hundred Thousand Dollars ($700,000.00) on or before March 1, 2000.

Rubicon may allow the Option to lapse by failing to make the expenditures referred to in paragraphs 4(a), (b), (c) or (d), in which event the Option shall terminate on the day following the due date of such work.

5. EXERCISE OF OPTION GRANTED IN THE PROPERTY

If, on or before March 1, 2000, Rubicon has made the expenditures referred to in paragraph 4, Rubicon may, on or before April 1, 2000, exercise the Option by giving written notice to Falconbridge, together with a statement of account certified by a senior operating officer of Rubicon confirming the amount of such expenditures. In such event Rubicon shall become the owner of a sixty-five percent (65%) undivided interest in all or such part of the Property as Rubicon may elect. If Rubicon gives such notice to Falconbridge, Falconbridge may elect in writing (within ninety (90) days of receipt of such notice from Rubicon) to make expenditures in respect of Mining

Operations in the amount of at least Three Hundred Thousand Dollars ($300,000.00) within one (1) year of receipt of such notice from Rubicon. If Falconbridge makes such expenditures upon providing Rubicon with a statement of account certified by a senior operating officer of Falconbridge confirming the amount of such expenditures, Falconbridge shall automatically become the owner of an additional fourteen percent (14%) undivided interest in the Property in which case Rubicon shall have a fifty-one percent (51%) undivided interest in all or such part of the Property as Rubicon elected and Falconbridge shall have the remaining undivided interest in the Property. Upon completion of the above actions, Falconbridge shall deliver a transfer to Rubicon, in proper registrable form, transferring the interest in the Property (or in such part of the Property as Rubicon elected) to which Rubicon is entitled in accordance with this paragraph 5.

6. OBLIGATIONS OF RUBICON

(a) Within forty-five (45) days of executing this Agreement Rubicon shall post and shall maintain in force a reclamation bond, or otherwise provide security in the form of a letter of credit acceptable to Falconbridge, in Falconbridge's discretion in the amounts and during the times set out below in respect of the Property and in respect of the Property (as that term is defined in the agreement of even date between the Parties relating to the West Cleary claims:

(1) Five Thousand Dollars ($5,000) between the date that Mining Operations commence and March 2, 1997;

(2) Twenty-Five Thousand Dollars ($25,000) between March 1, 1997 and March 2, 1998;

(3) Forty-Five Thousand Dollars ($45,000) between March 1, 1998 and March 2, 1999; and

(4) Seventy Thousand Dollars ($70,000) between March 1, 1999 and March 2, 2000.

Notwithstanding the foregoing in this paragraph 6(a), if Rubicon accelerates, or intends to accelerate, the expenditures referred to in paragraph 4, Rubicon shall ensure that such bond or letter of credit maintained during a period between March 1st and the applicable March 2nd shall be no less than 10% of the aggregate of all expenditures on Mining Operation which are expected to be made between the date of this Agreement and such March 2nd. Any of the amounts referred to in this section may be reduced by the amount of any bond held by the Newfoundland government with respect to rehabilitation of the Property.

Notwithstanding all of the foregoing in this paragraph 6(a), Rubicon shall ensure that any such bond or letter of credit shall remain valid for at least one hundred and twenty (120) days following the completion of all Mining Operations by Rubicon.

In no event shall reclamation work or Rubicon's obligations therewith be limited by the amount of such bond or letter of credit.

(b) When planning Mining Operations on the Property and/or the Property (as that term is defined in the agreement of even date between the Parties relating to the West Cleary claims), Rubicon shall take into account the cost of all reclamation work which will

result from advanced exploration work (as that term is defined in *the Mining Act* (Ontario)), or other significant surface disturbances, but not including drilling or trenching. Rubicon shall advise Falconbridge in this respect and shall, if Falconbridge reasonably requests, increase the amount of the bond or letter of credit by the amount Falconbridge reasonably requests.

(c) If Rubicon does not exercise the Option, the Option shall terminate immediately and Rubicon shall surrender the Property to Falconbridge in accordance with paragraph 6(e). Rubicon shall, prior to the surrender of the Property, ensure that the Property is in at least the same state concerning environmental and hazardous conditions as the Property was on the date of this Agreement.

(d) Within six (6) months of termination of the Option, Rubicon shall remove all plant, buildings, machinery, tools, appliances, equipment and supplies that Rubicon erected on, or brought onto, the Property. If Rubicon fails to so remove such assets within such six (6) month period, Falconbridge may effect such removal and charge the cost thereof to Rubicon, which Rubicon shall pay within 30 days. If Falconbridge does not effect the removal of any such asset, such asset shall automatically become the exclusive property of Falconbridge.

(e) Attached as Schedule "D" is Falconbridge's environmental checklist relating to the Property. Rubicon shall promptly inform Falconbridge of any circumstances which indicate that such checklist should be amended to be accurate as at the date of this Agreement.

Within thirty (30) days of completing Mining Operations on the Property, Rubicon shall deliver to Falconbridge a completed checklist in the form set out in Schedule "E". In delivering such checklist, Rubicon shall be deemed to represent and warrant that all the information contained in such checklist is true. Falconbridge shall then have ninety (90) days to review such checklist, inspect the Property and report any failure of Rubicon to comply with paragraph 6(c) (although such representations and warranties shall survive any such reporting). Rubicon shall promptly take all acts necessary to comply with paragraph 6(c).

(f) Upon termination of the Option, Rubicon shall ensure that the Property remains in good standing throughout the one hundred and eighty (180) day period following such termination.

7. THE JOINT VENTURE

(a) If Rubicon exercises the Option and acquires a sixty-five percent (65%) interest in the Property or, if later, Falconbridge reacquires a fourteen percent (14%) interest in the Property, then as and from such time the Parties shall be deemed to have formed an exploration joint venture with respect to the Property (the "**Joint Venture**") in accordance with the terms set out in Schedule "C".

(b) On the date the Joint Venture is deemed to have been formed, the Parties shall be deemed to have made the following initial expenditures, as the case may be, depending on whether Falconbridge carried out work in accordance with paragraph 5, as follows:

	Rubicon	Falconbridge	Total
(i) Deemed expenditures:	$700,000	$376,923	$1,076,923
Interest	65%	35%	100%; or

	Rubicon	Falconbridge	Total
(ii) Deemed expenditures:	$700,000	$672,549	$1,372,549
Interest	51%	49%	100%

(c) The percentage undivided interest of each of the Parties in the Property shall at all times correspond with and represent its percentage undivided interest in the Joint Venture and vice-versa.

(d) The percentage undivided interest of each of the Parties in the Property and the Joint Venture at any time and from time to time shall be determined in accordance with the following formula:

$$\text{Party's percentage interest} = \frac{\text{Deemed expenditures of the Party plus the Party's contribution to all expenditures after formation of the Joint Venture}}{\text{Deemed expenditures of both Parties plus contributions of both Parties to expenditures after formation of the Joint Venture}} \times 100$$

(e) If either Party's undivided interest in the Property and its Joint Venture interest is reduced to fifteen percent (15%) or less, that Party's interest in the Property and the Joint Venture shall be automatically extinguished and converted to a NSR Royalty interest, in accordance with paragraph 8.

(f) Immediately upon the formation of the Joint Venture sections 3, 4, 5, 6, 9, 11 and 12 shall cease to have effect.

8. PRODUCTION ROYALTY INTEREST

(a) If a Party becomes the owner of a one-hundred percent (100%) interest in the Property, that Party shall grant and pay to the other Party, if and when the Property or any part thereof is put into Commercial Production, a two percent (2%) Net Smelter Returns royalty derived from Mining Operations conducted on the Property ("NSR Royalty"). The NSR Royalty interest shall run with the land.

(b) Within ninety (90) days following the end of each fiscal year of the Operator, commencing with the year in which the Property is brought into Commercial Production, the Operator shall deliver to the other Party a statement of the Net Smelter Returns for such fiscal year, duly certified by an independent chartered accountant appointed by the Operator for such purpose, together with payment of the other Party's NSR Royalty, if any, determined as aforesaid.

(c) If any portion of the minerals, metals or concentrates extracted or derived from the Property are sold to a purchaser owned or controlled by the Operator or treated by a smelter owned or controlled by the Operator, the actual proceeds received shall be deemed to be an amount equal to what would be obtained from a purchaser or a smelter not so owned or controlled in respect of minerals, metals or concentrates, as applicable, of like quality and quantity.

(d) The Operator will not transfer or encumber any part of the Property except to a person (including a bank or other financing party) that acknowledges the NSR Royalty obligation, and acknowledges that

the NSR Royalty obligation ranks in priority to any mortgage, lien or other encumbrance against the Property.

9. DEFAULT

Notwithstanding anything in this Agreement to the contrary, if Rubicon is in default of any obligation under sections 4 or 6(a), Falconbridge may give written notice to Rubicon, specifying the default. This Agreement shall automatically terminate if on the expiry of forty-five (45) days following receipt by Rubicon of such notice, Rubicon has failed to cure the default.

10. CONFIDENTIALITY

All data and information provided to or received by the Parties with respect to the Property shall be treated as, and kept, confidential by the Parties neither of which shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission having jurisdiction or the disclosure is consented to by the other Party, such consent not to be unreasonably withheld or delayed. Where disclosure is required by law or such rules or policies, the disclosing Party shall provide a copy of the information to be disclosed to the other Party in advance of disclosure for such other Party's review and consent, such consent not to be unreasonably withheld or delayed.

11. REPORTS

Rubicon will, in a timely manner, provide Falconbridge with copies of all relevant data and reports, including drill logs/assays and related plans, on a confidential basis, for any Mining Operations Rubicon conducts on the Property. During the Option Period, Rubicon shall provide Falconbridge with an outline of proposed work prior to the commencement of each year's work program. Within

ninety (90) days of the end of the year's work program, Rubicon shall also deliver to Falconbridge an annual report which includes copies of all assessment work filed with respect to the Property.

12. **ACCESS**

Falconbridge shall have access to the Property at all reasonable times to examine any work being carried on by Rubicon provided that such access shall not interfere with or impair Rubicon's work and such access is at Falconbridge's own risk and expense.

13. **INDEMNITIES**

In respect of Mining Operations carried out during the Option Period, Rubicon shall indemnify and save Falconbridge harmless from and against all suits and other proceedings, claims, demands, damages, liabilities, losses, costs and expenses (including lawyers' fees and disbursements) which Falconbridge may suffer or incur by reason of any act or omission of Rubicon (including its shareholders, directors, officers, employees, agents, contractors and representatives).

14. **FURTHER ASSURANCES**

If either Party becomes the owner of a one-hundred percent (100%) interest in the Property, the other Party may record against title to the Property or any part thereof a memorandum of agreement or caution evidencing its right to and protecting the NSR Royalty granted herein. The Parties shall execute such documents as are necessary to effect the foregoing.

17. GOVERNING LAW

This Agreement is governed by and is to be construed and interpreted in accordance with the laws of Ontario and the laws of Canada applicable in Ontario.

18. ASSIGNMENT AND BENEFIT OF AGREEMENT

Neither party may assign this Agreement or any rights hereunder or in the Property without the prior written consent of the other Party except that either Party may assign this Agreement to an affiliate as defined in the Business Corporations Act (Ontario) by delivering notice to that effect to the other Party. Any such assignment to an affiliate shall not release the assigning Party from any liability under this Agreement. This Agreement enures to the benefits of and binds the Parties and their respective successors and permitted assigns.

19. WAIVERS

No waiver of any term of this Agreement by a Party is binding unless such waiver is in writing and signed by the Party entitled to grant such waiver. No failure to exercise, and no delay in exercising, any right or remedy, under this Agreement shall be deemed to be a waiver of that right or remedy. No waiver of any breach of any term of this Agreement shall be deemed to be a waiver of any subsequent breach of that term.

20. SEVERABILITY

If any term of this Agreement is or becomes illegal, invalid or unenforceable, that term shall not affect the legality, validity or enforceability of the remaining terms of this Agreement.

21. **ENTIRE AGREEMENT**

This Agreement constitutes the entire agreement between the parties with respect to the subject matter and supersedes all prior agreements, negotiations, discussions, undertakings, representations, warranties and understandings, whether written or verbal, including the letters of J. Garfield MacVeigh addressed to Damien Duff and dated July 18, 1995 and September 25, 1995.

22. **STATUTORY REFERENCES**

Each reference to a statute in this Agreement is deemed to be a reference to that statute, and to the regulations made under that statute, as amended or re-enacted from time to time.

23. **TIME**

For every term in this Agreement, time is of the essence.

24. **HEADINGS**

The division of this Agreement into paragraphs and the insertion of headings are for convenience of reference only and are not to affect the construction or interpretation of this Agreement.

25. **FORCE MAJEURE**

Notwithstanding any term in this Agreement, if a Party is at any time delayed from carrying out any action under this Agreement due to circumstances beyond the reasonable control of such Party (excluding lack of funds), acting diligently, the period of any such delay shall be excluded in computing, and shall extend the time within such Party may exercise its rights and/or perform its obligations under this

Agreement. A Party relying on this paragraph 25 shall promptly deliver to the other Party notice of the event giving rise to the application of this paragraph and a second notice stating the date on which the application of this paragraph 25 ceased.

26. NOTICE

Unless otherwise provided herein, any notice or other communication to either Party under this Agreement must be given in writing and delivered personally, sent by overnight courier or prepaid registered mail or transmitted by fax, addressed as follows:

If to Falconbridge:

Falconbridge Limited
Suite 1200
95 Wellington Street West
Toronto, Ontario
M5J 2V4
Attention: Secretary
Fax: (416) 956-5757

with a copy to:

Falconbridge Limited
8 Rue Doyon, C.P. 1056
Rouyn-Noranda, Québec
J9X 5C8
Attention: Senior Geologist
Fax: (819) 797-6994

If to Rubicon:

Rubicon Management Ltd.
119 53rd Street
Delta, British Columbia
V4M 3B3
Attention: President
Fax: (604) 990-0457

or to such other address, fax number or contact person as a Party may designate for itself. Any notice or other communication which is delivered personally is deemed to be given on the date of delivery, which is sent by overnight courier is deemed to be given on the next business day, which is sent by registered mail is deemed to be given on the fifth business day following mailing, and which is transmitted by fax is deemed to be given on the date of transmission.

The Parties have duly executed this Agreement.

FALCONBRIDGE LIMITED

Authorized Signing Representative

Authorized Signing Representative

RUBICON MANAGEMENT LTD.

Authorized Signing Representative

Authorized Signing Representative

SCHEDULE "A"

To an Agreement made as of March 1, 1996 between Rubicon Management Ltd. and Falconbridge Limited situated in Robert's Arm Township, Green Bay Division, Province of Newfoundland.

Robert's Arm Township

Record No.	Record Date	Expiry Date	Area (hectares)
CB 4678	December 11, 1986	December 11, 1996	960.00
CB 5876	December 11, 1986	December 11, 1996	96.00
CB 7619	January 2, 1990	January 2, 1997	144.00

SCHEDULE "A"

To an Agreement made as of March 1, 1996 between Rubicon Management Ltd. and Falconbridge Limited situated in Robert's Arm Township, Green Bay Division, Province of Newfoundland.

Robert's Arm Township

Record No.	Record Date	Expiry Date	Area (hectares)
CB 4678	December 11, 1986	December 11, 1996	960.00
CB 5876	December 11, 1986	December 11, 1996	96.00
CB 7619	January 2, 1990	January 2, 1997	144.00



SCHEDULE "B"
n agreement made this 1st day of March, 1996 betwe
Rubicon Minerals Corporation and Falconbridge Limited
situated in Robert's Arm Township, Green Bay Division,
Province of Newfoundland.
FALCONBRIDGE
LIMITED
the "Proper
area of interest

SCHEDULE "C"

To an Agreement made as of March 1, 1996 between Rubicon Management Ltd. and Falconbridge Limited.

JOINT VENTURE TERMS AND CONDITIONS

All capitalized terms used in this Schedule and not defined herein shall have the respective meanings ascribed to them in the agreement dated March 1, 1996 between Falconbridge Limited and Rubicon Management Ltd., and the Joint Venture referred to in paragraph 7 of the Agreement shall be on and subject to the terms contained in the Agreement and as follows:

1. Relationship of Parties

The association of the Parties in the Joint Venture shall not be, and shall not be construed to be, a partnership relationship, an agency relationship or a fiduciary relationship. Except as otherwise expressly provided herein, the rights, privileges, powers, duties, liabilities and obligations of each of the Parties as joint venturers shall be separate and not joint or joint and several.

2. (a) The Parties shall own and share all minerals, ores, concentrates and other products derived from the Property in the proportion of their respective percentage interests in the Joint Venture (the "**Joint Venture Interest**").

(b) Any grant or other form of governmental financial assistance received by a Party with respect to Mining Operations shall be shared by the Parties in the proportion of their Joint Venture Interests at the time that such grant or financial assistance is received.

3. A Party may not obtain partition of the Property or any other assets of the Joint Venture (collectively, the "**Joint Venture Assets**") or any interest therein whether by way of physical partition, sale or otherwise and no statute providing for partition or partition and sale shall apply to the Property or any other Joint Venture Assets.

4. Each Party may engage in and receive the full benefit of any activity outside the scope of the Joint Venture without consulting with or accounting to the other Party or permitting the other Party to participate therein.

5. Operator

(a) Subject to the terms of this Agreement, Rubicon shall be the Operator commencing on the date on which the Joint Venture is formed.

(b) If the Operator's Joint Venture Interest falls below fifty percent (50%), the other Party shall automatically become the Operator.

(c) The Operator shall:

(i) manage the Joint Venture in accordance with good mining practices and in accordance with the terms of this Agreement;

(ii) keep the Property in good standing and pay all taxes, assessments and other charges lawfully levied or assessed against the Property, provided that the Operator shall be under no obligation to pay such taxes, assessments or other charges as long as they are being contested in good faith and the non-payment thereof does not adversely affect the Property;

(iii) maintain and keep the Joint Venture Assets or cause the Joint Venture Assets to be maintained and kept in good operating condition and repair in accordance with good mining practices;

(iv) comply with all applicable statutes, regulations, by-laws, laws, orders and judgments and all applicable directives, rules, consents, permits, orders, guidelines, approvals and policies of any governmental authority;

(v) obtain and maintain such types and levels of property and liability insurance coverage with respect to the Joint Venture as the Operator shall consider necessary from time to time; and include in such coverage the non-Operator as a named insured to the extent of the non-Operator's undivided interest in the Joint Venture from time to time;

(vi) advise the non-Operator of any accident or occurrence resulting in any damage to or destruction of any property or harm or injury to any person;

(v) require all contractors and subcontractors dealing with the Joint Venture to take out and maintain such types and levels of property and liability insurance coverage as the Operator shall consider necessary or advisable from time to time and include in such coverage the non-Operator as a named insured, require all contractors and subcontractors dealing with the Joint Venture to comply with the requirements of all applicable unemployment insurance and workers' compensation legislation;

(vi) keep adequate data, information and records of its management of the Joint Venture and of the accounts which reflect all financial aspects of the Joint Venture (the "**Joint Venture Accounts**");

(vii) provide the non-Operator with annual reports on its management of the Joint Venture, including an accounting of all expenditures incurred by the Operator and the non-Operator during such year within sixty (60) days of the end of such year;

(viii) permit the non-Operator, at all reasonable times and at the non-Operator's sole risk, access to the Property for the purposes of inspecting and observing the Mining Operations and all data pertaining thereto;

(ix) permit the non-Operator, at all reasonable times, access to the Operator's books and records, including the Joint Venture Accounts, relating to the Joint Venture; and

(x) be entitled to an overhead allowance or charge equal to ten percent (10%) of all other expenditures incurred pursuant to such program, provided, however, that upon the commencement of Commercial Production such allowance or charge shall be determined by the Committee considering normal industry standards and practices and on the basis that the Operator shall neither procure a profit nor suffer a loss as a result of the performance of its duties as Operator. Such allowance or charge shall be included in all budgets.

(d) At the request of the Operator, the Parties shall promptly execute all documents and take all other actions required to make (and file, if necessary) the election provided for in section 273 of the *Excise Tax Act* (Canada), with a view to authorizing the Operator to pay, from

time to time, on behalf of the other Party, all taxes which relate to the Joint Venture and which may become due and payable under part IX of the *Excise Tax Act* (Canada). This paragraph 6(d) shall apply *mutatis mutandis* in respect of any similar applicable provincial legislation.

(e) In accordance with the directions from the Committee, the Operator may, acting reasonably, establish and administer a contingency fund to be used by the Operator to satisfy legal obligations of the Parties respecting a mine maintenance plan or mine closure plan, including obligations for severance pay, pensions, rehabilitation and reclamation work. Each Party shall contribute its proportionate share of such fund based on such Party's Joint Venture Interest at the date of each contribution. The Operator shall prudently invest any unused portion of such fund and all income thereon shall accrue in such fund. If the Operator determines that such fund is not longer necessary, the Operator shall pay out the entirety of such fund in proportion to each Party's contribution thereto.

6. (a) The Operator shall have all rights necessary to manage the Joint Venture including the right to enter upon the Property and conduct Mining Operations thereon.

(b) The Operator shall not take any of the following actions without obtaining the prior written approval of the non-Operator:

(i) create or permit to exist any lien, charge, encumbrance or any other claim of a third party upon the interest of either Party in the Property or the Joint Venture, or any part thereof;

(ii) subject to paragraph 6(c) of this Schedule "C" abandon, sell or otherwise dispose of the Property or any part thereof; and

(iii) settle any suit, claim or demand with respect to the Joint Venture involving an amount in excess of Fifty Thousand Dollars ($50,000).

(c) The Operator may abandon any of the claims comprising the Property, if the Operator has given the non-Operator thirty (30) days' notice of the Operator's intention to so abandon such claims and the non-Operator has not given notice to the Operator, within thirty (30) days of receipt of the Operator's notice, electing to have such claims

transferred to the non-Operator. Should the non-Operator make such an election, however, the Operator shall execute any documentation necessary to transfer such claims to the non-Operator and the Operator shall ensure that such claims shall be in good standing for a period of at least one hundred and twenty (120) days from the date of the Operator's notice. Subsequent to such abandonment or transfer, the definition of Property shall exclude such claims and the Operator shall have no further obligations or responsibilities in respect of such claims, except for those obligations and responsibilities accruing prior to the date of such abandonment or transfer pursuant to this Agreement and by applicable laws existing as of the date of such abandonment or transfer.

7. The non-Operator shall indemnify and save harmless the Operator from and against all third party claims, in accordance with its Joint Venture Interest, unless such claims arose pursuant to the bad faith or willful misconduct of the Operator. The reduction or conversion to an NSR Royalty of a Party's Joint Venture Interest shall not relieve such Party from its share of third party claims arising out of Mining Operations prior to such reduction or conversion, whether such claims accrued before or after such reduction or conversion.

8. Any Joint Venture Assets that the Operator may acquire or lease from an affiliate, as that term is defined in the *Business Corporations Act* (Ontario) (an "**Affiliate**"), shall be acquired or leased at fair market value. The cost of all work which the Operator may subcontract to an Affiliate shall be equal to the fair market value of such work. Any Joint Venture Assets that the Operator may sell or dispose of to an Affiliate shall be sold or disposed of at fair market value. The Operator shall give the non-Operator written notice of any significant transaction with an Affiliate and the non-Operator may, at any time within twelve (12) months after it has received such notice, dispute whether such transaction was at fair market value.

9. (a) The Operator may from time to time sell or otherwise dispose of such part of the Joint Venture Assets as may not be required for Joint Venture operations. The proceeds from each such sale or disposition shall be paid to and divided among the Parties in the proportion to their then respective Joint Venture Interests.

(b) Any insurance moneys received in respect of any loss or damage to Joint Venture Assets shall, to the extent determined by the Operator, be applied towards the repair or replacement of the lost or damaged assets or constitute proceeds to be dealt with in accordance with paragraph 9(a) of this Schedule.

(c) If the Property or any part thereof is brought into Commercial Production, the Joint Venture Assets or any part thereof may be used for such other purposes and on such terms and conditions as the Operator may from time to time determine. The net proceeds, if any, from any such use shall constitute proceeds to be dealt with in accordance with paragraph 9(a) of this Schedule, and the proceeds received shall be deemed to be an amount equal to the fair market value for such use.

10. All costs and expenses, net of any insurance recoveries, incurred and paid by the Operator in settlement of any suit or other proceeding, claim, demand, damage, liability, loss, cost, expense or similar matter shall be and form part of the expenditures.

11. <u>Programs and Budgets</u>

The Operator shall not conduct any Mining Operations on the Property without providing to the non-Operator a draft work program. Each program shall cover a period of up to twelve (12) months or such longer period as the Parties may agree. Each program shall contain a reasonably itemized budget of the projected expenditures under the program. The non-Operator shall have sixty (60) days to provide comments on such draft program to the Operator.

12. (a) Subject to paragraph 12(c) of this Schedule, the non-Operator shall notify the Operator within sixty (60) days of receipt of the draft program of the non-Operator's decision as to whether it will participate in the program to the extent of its then Joint Venture Interest (but not to any lesser percentage). A failure to provide such notice shall be deemed to be an election not to participate in the program.

(b) If the non-Operator elects to participate in a program, it shall contribute its proportionate share of expenditures, based on its Joint Venture Interest, within sixty (60) days of receipt of the draft program or, in the alternative, the non-Operator may provide the Operator with an irrevocable letter of credit, in a form acceptable to the Operator, acting reasonably, in an amount equal to the non-Operator's proportionate share of expenditures, which the Operator may draw on at any time to cover such expenditures.

(c) If the non-Operator does not elect to participate in a program or, having so elected, fails to pay its share of expenditures in a timely manner, the non-Operator shall not have the right to participate further in such program, and:

(1) the Operator may contribute the non-Operator's share of the expenditures under the program; and

(2) the non-Operator's Joint Venture Interest in the Joint Venture shall be reduced and the Operator's Joint Venture Interest shall be increased in accordance with the formula contained in paragraph 7(d) of the Agreement.

(d) If the Operator does not submit a program and budget for Mining Operations involving expenditures of at least Fifty Thousand Dollars ($50,000) to the non-Operator within a period of at least twelve (12) months from the date of start of the last program, then the non-Operator may, notwithstanding paragraph 5(b) of this Schedule "C", become the Operator and propose a program for Mining Operations for an amount of not less than Fifty Thousand Dollars ($50,000).

(e) If the non-Operator does not elect to participate in a program and the Operator does not incur expenditures under the program at least equal to eighty percent (80%) of budget expenditures, the non-Operator shall not be diluted in accordance with subparagraph 7(d) of the Agreement, as long as the non-Operator provides, its proportionate share of the expenditures actually made by the Operator, within thirty (30) days of the Operator providing notice of such situation, which notice the Operator shall deliver to the non-Operator within thirty (30) days of the end of such program.

(f) Expenditures incurred by the Operator exceeding the proposed program by more than ten percent (10%) will not subject the non-Operator to dilution unless agreed to and approved in writing by the Parties.

(g) If, after completion of any program, the Operator is in possession of any moneys which, in its opinion, are not required for the discharge of obligations relating to such program, the Operator shall repay the non-Operator its share of such moneys.

13. Joint Technical Committee

(a) Composition. A joint technical committee (the "Committee") composed of one (1) representative of each Party shall be established on the formation of the Joint Venture.

(b) Representatives. Each Party shall, within fifteen (15) days of the establishment of the Committee, notify the other Party in writing of the name of its representative and alternate representative who may from time to time act in the absence of the representative. Each representative shall be authorized to bind the representative's respective principal at all meetings of the Committee. Each alternate representative shall be entitled to attend all Committee meetings but shall have no vote at such meetings except in the absence or disability of the representative for whom such alternate representative is the alternate. In addition, each Party may also bring to all meetings such technical and other advisors as either may deem appropriate. Each Party may, at any time and from time to time, change its representative or alternate representative by written notice given to the other Party. Such notice may be given at a meeting of the Committee and, in such event, shall be deemed to have been received by the other Party at the time when the meeting of the Committee has been duly constituted.

(c) Binding Decision. Except as otherwise provided in this Schedule, the Committee shall be empowered to make all decisions, which decisions shall be binding on each Party, in respect of the Venture.

(d) Convening Meetings. Meetings of the Committee shall be held at least once per year in Toronto, Ontario, Delta, British Columbia, or at such other times or place as otherwise agreed upon between the Parties. In addition, the Operator may convene a meeting at any other time it deems appropriate and shall do so upon the written request of a Party's representative on the Committee, within thirty (30) days of such request. Any such requests shall set forth the matter or matters to be considered at the meeting in question.

(e) Notice and Agenda. Notice of each meeting of the Committee shall be given to the other Party by the Operator not less than thirty (30) days prior to the date of the meeting and shall be accompanied by a proposed agenda and such supplemental information as the Operator or representative requesting the meeting deems necessary or as may be requested by the Parties. No notice of the meeting shall be necessary when both Parties are present and unanimously agree upon the meeting being held and the agenda for such meeting.

(f) Alternate Meetings. In lieu of holding meetings of the Committee, as provided above, the Committee may convene telephone conferences and any actions of the Committee so taken shall be confirmed in writing and signed by the representative of each Party.

In addition, the Committee may, in lieu of deciding any matter at a meeting or by telephone conference, act by instrument in writing signed by the representative of each Party.

(g) Quorum. A quorum for each meeting of the Committee shall consist of at least one (1) representative or alternate representative of each Party.

(h) Secretary. At the first and all subsequent meetings of the Committee a secretary of the Committee shall be appointed who need not be a member thereof.

(i) Records. A record of decisions made by and minutes of meetings of the Committee shall be kept by the secretary of the Committee and copies thereof shall be distributed to each Party as soon as practicable following the meeting. In addition, the secretary shall keep copies of all correspondence and documents delivered to or sent by the Committee and make such documents available to each Party.

(j) Decisions. All matters concerning the Joint Venture Assets shall be submitted to the Committee for determination. All decisions of the Committee shall be made by means of an affirmative majority vote of the representatives, who shall each have the number of votes that represent such representative's Party's percentage undivided interest in the Joint Venture from time to time.

14. Termination

The interest of each of the Parties in the Property and the other Joint Venture Assets on a termination and winding-up of the Joint Venture shall be in proportion to their then Joint Venture Interests at such time.

15. Withdrawal from Joint Venture

(a) Either Party (the "Withdrawing Party") may at any time, voluntarily withdraw from the Joint Venture and forfeit its right, title and interest in and to the Property and its rights under this Agreement by giving written notice of such withdrawal to the other Party (the "Remaining Party"), which notice shall indicate an effective date for such withdrawal of not earlier than ninety (90) days subsequent to the delivery of such notice. In such event, subject to paragraph 15(b) of this Schedule:

(1) the Withdrawing Party shall:

(A) remain liable for its share of all amounts chargeable to it up to the effective date of the withdrawal, as well as its share of any liabilities and obligations incurred hereunder by the Joint Venture up to the effective date of the withdrawal, including its share of all costs required to complete any approved program and budget,

(B) secure to the satisfaction of the Remaining Party its share of the costs of reclaiming the surface lands of the Property, as estimated at the effective date of withdrawal considering all applicable statutes regulations by-laws, laws, orders and judgments and all applicable directives, rules, consents, permits, orders, guidelines approvals and policies of any and the policies of any governmental authority,

(C) remain obliged under section 8 of this Schedule for a period to two (2) years after the effective date of the withdrawal,

(D) remain obliged to execute and deliver such documents as may be necessary to evidence the forfeiture of its Joint Venture Interest to the Remaining Party, and

(E) not be entitled to any royalty hereunder;

(2) the Remaining Party shall become the owner of a one hundred percent (100%) right, title and interest in and to the Property as of the effective date of the withdrawal; and,

(3) the Joint Venture shall be terminated and the Committee shall be disbanded, as of the effective date of the withdrawal.

(b) Upon receipt of a notice of withdrawal pursuant to paragraph 15(a) of this Schedule, the Remaining Party may give notice to the Withdrawing Party prior to the effective date of the withdrawal electing to join in the withdrawal, in which event the Joint Venture shall be terminated on receipt of such notice by the Withdrawing Party, the assets of the Joint Venture shall be forthwith liquidated and the proceeds obtained from such liquidation shall be distributed in proportion to each Party's Joint Venture Interest.

16. Processing

Notwithstanding any term in this Agreement, Falconbridge may designate facilities, owned or controlled by Falconbridge at which all ore, concentrate and other materials derived from the Property containing a material amount of copper and/or zinc shall be smelted, refined or otherwise processed. If Falconbridge owns or controls such facilities, Falconbridge shall smelt, refine or otherwise process all such ore, concentrate and other materials derived from the Property on terms, considered in the aggregate, which are otherwise commercially available from a smelter, refinery or other processor not owned or controlled by Falconbridge in respect of ore, concentrate or other materials identical to those derived from the Property, as applicable, of like quality and quantity.

This section shall not apply if a smelter is built on the site.

<u>SCHEDULE "D"</u>


FALCC . DGE
Exploration

to an agreement made this 1st day of March, 1996 between Rubicon Minerals Corporation and Falconbridge Limited situated in Robert's Arm Township, Green Bay Division, Province of Newfoundland.

ENVIRONMENTAL CHECKLIST

Property Name: Seal Bay

Province: NF Project #: 015 - 208

Lat 49°22'N Long 55°35'W NTS 2E/5

Township: ____ County: ____

Claims: 72 Land Area: 1152 hectares

1. The property has been examined in the field by: David Butler
   Date: Oct 1991

Please check appropriate box and underlined spaces, circle appropriate words, and elaborate in spaces or on last page.

		Yes	No	Unsure
2.	Are there any mining operations on the property? Check whether active___, inactive___, or previous___.	☐	☑	☐
a)	have any surface structures not been removed or secured?	☐	☑	☐
b)	are there mine tailings deposited on the surface? If so, elaborate.	☐	☑	☐
c)	are there any shafts or mine openings? If so, are they capped or fenced? ____	☐	☑	☐
d)	are there any waste rock/ore stock piles on the property (estimate tonnes and % sulphide content)?	☐	☑	☐
e)	are there any other waste disposal sites?	☐	☑	☐
f)	is there any water seepage from old workings?	☐	☑	☐
g)	have any of the old workings or waste disposal sites not been approved by the appropriate Government authority (e.g. MOE, MNDM)?	☐	☑	☐
3.	Are there any old exploration shafts, trenches, or mine openings that may require rehabilitation? Indicate number, size and depth of trenches.	☐	☑	☐
4.	Are there any diamond drill sites or drill access roads which may require clean-up? Are there any drill holes making water? Do they need to be capped or cemented?	☐	☑	☐

		Yes	No	Unsure
5.	Are there any fuel drums, garbage dumps, wire, buried tanks, PCB's, chemicals, unidentified barrels/containers, or other waste? Are there any abandoned camp sites?	☐	☑	☐
6.	Are there any roads with stream crossings which may contravene any Government regulations related to lakes, streams, or rivers?	☐	☑	☐
	Are there any safety hazards such as damaged or decaying bridges, culverts, etc.?	☐	☑	☐
7.	Are there water courses on the property? Rivers___, Streams_✓_, Lakes_✓_, Ponds_✓_, Swamps_✓_, Beaver dams/ponds_✓_. (Check those present.)	☑	☐	☐
8.	Are there any water sensitivities/liabilities?	☑	☐	☐
	a) are there any water courses on or near property containing fish or providing fish habitat?	☑	☐	☐
	b) are there any water contaminations on or near property such as streams crossings___, visual seeps from tailings___, underground workings___, drill holes___, vegetation damage or other___? (Check those present.)	☐	☑	☐
	c) are there known water quality sample results that exceed Government limits?	☐	☐	☑
9.	Are there houses___, cottages___, farms___, water wells___, septic fields___, camp sites___, or recreation areas___ on the property or outside but within 1 km of property boundaries (re loss of enjoyment claims, noise, dust, visual, effluent contamination)?	☐	☑	☐
10.	Are there known mineral occurrences of sulphides_✓_, arsenides___, chlorides___, or radioactive minerals___? Are they surface showings___ or buried___?	☑	☐	☐
11.	Are there any known potential environmental problems on adjacent properties?	☐	☑	☐
12.	Are there other environmental sensitivities such as native rights, archeological sites, virgin forest, proposed parks, wilderness areas, wildlife refuge, trails, rights-of-way, or other public concerns?	☐	☑	☐

Please elaborate on any "yes" answers and describe any other environmental problems:

Many streams, lakes and ponds exist on the property. Many of these contain fish.

There are several known sulphide occurrences on the property.

If there are environmental problems, what is your plan of action or recommendation?

For additional comments, please attach memo. If possible, please attach photographs of any significant environmental problems.

Attachments: Memo ________ Previous Reports ________ Maps ________
Sample Results ________ Photos ________

Completed by: David Butler Date: Nov 4 /91

Please submit checklist to Property Department. If further action is required, Property will send copies to Environment and Geology Departments.

June 1991

SCHEDULE "E"

to an agreement made this 1st day of March, 1996 between
Rubicon Minerals Corporation and Falconbridge Limited
situated in Robert's Arm Township, Green Bay Division,
Province of Newfoundland.

HISTORICAL ENVIRONMENTAL DATA

YES	NO	
☐	☐	Was an environmental checklist done upon acquisition of the property or subsequently prior to the abandonment on the property.
☐	☐	Were any concerns raised on the environmental checklist?
☐	☐	If so, was any follow up, cleanup or reclamation work done?

WORK DONE

YES	NO	
☐	☐	Was line cutting done? If yes, in what year(s).
☐	☐	Was a geophysical survey done? If yes, in what year(s).
☐	☐	Is there or was there a camp on the property?.
☐	☐	If yes, was there an inspection completed after the camp was pulled out.
☐	☐	Was diamond drilling done on the property? If yes, in what year(s).
☐	☐	If yes, were all drill sites cleaned up satisfactorily and inspected?
☐	☐	Were stream crossings used? If yes, were the crossings cleaned up satisfactorily and inspected?
☐	☐	Are there any other special site rehabilitation problems.
☐	☐	If yes, attach a report describing the problems and rehabilitation work completed.
☐	☐	If yes, were all drill access trails reclaimed and inspected?
☐	☐	Was stripping and trenching done. If yes, in what year(s).
☐	☐	If yes, has reclamation been completed and inspected?
☐	☐	Was any road (other than drill access trails) building done?
☐	☐	If yes, has reclamation been completed and inspected?
☐	☐	Has there been advanced exploration work done on the property?
☐	☐	If yes, was a closure plan filed, competed and inspected?
☐	☐	Has the Director of MNDM signed off on the closure?
☐	☐	Are there any third party operations or past non-mining operations, camps etc., on the property? If yes, attach description.

If there are other comments, please add a Page 2.

Prepared By: ______________________ Project No.________________
(Geologist in charge)

Reviewed By: ______________________ Project Name:______________
(Senior Project Geologist)

____
(Senior District Geologist)

Approved By: ______________________
(Regional Exploration Manager)

ASSIGNMENT AGREEMENT
(Seal Bay Property)

THIS AGREEMENT made as of 1st day of August, 1996

BETWEEN:

RUBICON MANAGEMENT LTD., a company incorporated under the laws of the Province of British Columbia, having an address at 119 - 53rd Street, Delta, British Columbia, V4M 3B3

("Management")

AND:

RUBICON MINERALS CORPORATION, a company incorporated under the laws of the Province of British Columbia, having an address at 888 - 1100 Melville Street, Vancouver, British Columbia, V6E 4A6

("Minerals")

WHEREAS:

A. Management has entered into an agreement (the "Seal Bay Agreement") made as of May 1, 1996 with Falconbridge Limited ("Falconbridge"), pursuant to which Falconbridge granted to Management the option to earn an interest in the Property, and if such option is exercised, to form a joint venture to further explore and develop the Property;

B. For its own corporate purposes, Management wishes to assign all of its interest in the Seal Bay Agreement to Minerals.

THIS AGREEMENT WITNESSES that, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Management hereby assigns, transfers and sets over absolutely, to Minerals, (the "Assignment") all of its interest and all of its rights under, in and to the Seal Bay Agreement and the Property.

2. Minerals hereby accepts the Assignment and agrees to assume and undertake all of the rights and obligations of Management to be performed and fulfilled by Management under the Seal Bay Agreement and to stand in the place of Management and to enjoy all of Management's rights and perform all of Management's obligations as though it were a party in the first instance as and from the date of this Agreement.

The foregoing Assignment made as of the 1st day of August, 1996 is hereby acknowledged and consented to and Rubicon Minerals Corporation is accepted as a party to the Seal Bay Agreement with all rights and obligations formerly held by Rubicon Management Ltd. ~~and Rubicon Management Ltd. is released from all liability under the Seal Bay Agreement as of August 1, 1996~~.

FALCONBRIDGE LIMITED

Per: ____________________
P.W.A. Severin, Vice-President

Per: ____________________
E.A. Seth, Secretary

3. Management hereby represents and warrants to Minerals that:

   (a) the Seal Bay Agreement is in good standing as of the date hereof; and

   (b) Management has full right and authority to enter into this agreement and to carry out its terms.

4. Minerals represents and warrants to Management that Minerals has all requisite corporate power and authority to enter into this agreement and to carry out its terms.

5. The parties hereto will do, execute and deliver or will cause to be done, executed and delivered all such further acts, documents and things as may reasonably be required for the purpose of giving effect to this agreement.

6. Capitalized words used in this Agreement, unless defined herein, have the same meaning as defined in the Seal Bay Agreement.

7. Without prior consent, neither party may assign its interest in this Agreement in whole or in part.

8. This Agreement shall enure to the benefit of and be binding upon Management and Minerals and their respective successors.

IN WITNESS WHEREOF the parties hereto have executed this agreement made as of the 1st day of August, 1996.

THE CORPORATE SEAL of **RUBICON MANAGEMENT LTD.** was hereunto affixed in the presence of:)

C/S

THE CORPORATE SEAL of **RUBICON MINERALS CORPORATION** was hereunto affixed in the presence of:)

C/S

FALCONBRIDGE

Falconbridge Limited
Suite 1200
95 Wellington Street West
Toronto, Canada M5J 2V4
Telephone 416/956-5700
Telex 065-24211 Fax 416/956-5757

May 14, 1998 **VIA COURIER**

Mr. Michael J. Gray
Exploration Manager
Rubicon Minerals Corporation
Suite 888-1100 Melville Street
Vancouver, British Columbia
V6E 4A6

Dear Mike:

Re: **Agreement dated March 1, 1996 between Rubicon Management Ltd. [now Rubicon Minerals Corporation] ("Rubicon") and Falconbridge Limited ("Falconbridge") (the "Agreement"), Seal Bay Property**

Pursuant to paragraph 4 (b) of the Agreement, in order to maintain in force the option, Rubicon must make expenditures in respect of mining operations in the amount of at least Two Hundred Fifty Thousand Dollars [$250,000.00] on or before March 1, 1998, which was extended by a letter dated January 6, 1998 wherein Falconbridge granted Rubicon a three (3) month extension. In that regard, Rubicon has requested a further extension of time for its 1998 work commitment.

Accordingly, please accept this letter as Falconbridge's consent to a further (1) month extension with respect to paragraph 4 (b) of the Agreement thereby extending the date which Rubicon must make expenditures of Two Hundred Fifty Thousand Dollars [$250,000.00] until July 1, 1998.

Would you kindly acknowledge receipt of this letter and the contents therein by dating, signing and returning the enclosed copy of this letter to the undersigned.

Yours truly,
FALCONBRIDGE LIMITED

A. H. Dufresne
Exploration Property Administrator

AHD:rc

Enc.

File:98/Ahd/May/Pr0514a.doc

cc: Mr. Garfield MacVeigh, President, Rubicon Minerals Corporation

TO: FALCONBRIDGE LIMITED
I hereby acknowledge receipt of the above letter and the contents therein.
Dated at Vancouver this 15th day of MAY, 1998.

Rubicon Minerals Corporation

Mr. Michael J. Gray, Exploration Manager



Falconbridge Limited
Suite 1200
95 Wellington Street West
Toronto, Canada M5J 2V4
Telephone 416/956-5700
Telex 065-24211 Fax 416/956-5757

January 6, 1998

VIA COURIER

Mr. Michael J. Gray
Exploration Manager
Rubicon Minerals Corporation
Suite 888-1100 Melville Street
Vancouver, British Columbia
V6E 4A6

Dear Mike:

Re: **Agreement dated March 1, 1996 between Rubicon Management Ltd. [now Rubicon Minerals Corporation] ["Rubicon"] and Falconbridge Limited ["Falconbridge"] [the "Agreement"], Seal Bay Property**

Pursuant to paragraph 4 (b) of the Agreement, in order to maintain in force the option, Rubicon must make expenditures in respect of mining operations in the amount of at least Two Hundred Fifty Thousand Dollars [$250,000.00] on or before March 1, 1998. In that regard, Rubicon has requested an extension of time for its 1998 work commitment.

Accordingly, please accept this letter as Falconbridge's consent to a three [3] month extension with respect to paragraph 4 (b) of the Agreement thereby extending the date which Rubicon must make expenditures of Two Hundred Fifty Thousand Dollars [$250,000.00] until June 1, 1998.

Would you kindly acknowledge receipt of this letter and the contents therein by dating, signing and returning the enclosed copy of this letter to the undersigned.

Yours truly,
FALCONBRIDGE LIMITED

A. H. Dufresne
Exploration Property Administrator

AHD:g
Enc.
File:98/Ahd/Jan/Pr01063.doc

cc Mr. Garfield MacVeigh, President, Rubicon Minerals Corporation

TO: FALCONBRIDGE LIMITED
I hereby acknowledge receipt of the above letter and the contents therein.
Dated at Vancouver this 7th day of January, 1998.

Rubicon Minerals Corporation

Mr. Michael J. Gray, Exploration Manager



FALCONBRIDGE
Falconbridge Limited
Suite 1200
95 Wellington Street West
Toronto, Canada M5J 2V4
Telephone 416/956-5700
Telex 065-24211 Fax 416/956-5757

June 11, 1999

Mr. Michael J. Gray
Exploration Manager
Rubicon Minerals Corporation
Suite 888, 1100 Melville Street
Vancouver, British Columbia, V6E 4A6

SENT VIA COURIER

Dear Mike:

Re: Agreement dated March 1, 1996, between Rubicon Minerals Ltd. (now Rubicon Minerals Corporation ("Rubicon") and Falconbridge Limited ("Falconbridge") (the "Agreement"), Seal Bay Property.

Pursuant to Paragraph 4 (d) of the Agreement, in order to maintain in force the Option, Rubicon must make expenditures in respect of Mining Operations in the amount of at least Seven Hundred Thousand Dollars ($700,000.00) on or before March 1, 2000. In that regard, Rubicon has requested an extension of time for its 2000 work commitment.

Accordingly, please accept this letter as Falconbridge's consent to a five (5) month extension with respect to Paragraphs 4 (d) and 5 of the Agreement, thereby extending the date which Rubicon must make expenditures aggregating Seven Hundred Thousand Dollars ($700,000.00) and the exercise of option date until July 31, 2000.

In order that we may update our records, would you please forward to us a certified statement of expenditures for both this Agreement and the West Cleary Agreement.

Would you kindly acknowledge receipt of this letter by dating, signing and returning the enclosed copy of this letter to the undersigned at the above address.

Yours very truly,

FALCONBRIDGE LIMITED

André H. Dufresne
Manager, Canadian and Foreign Properties

AHD:ml

cc: Mr. Garfield MacVeigh, President, Rubicon Minerals Corporation

File:99/AHD/June/PR0611c.doc

To: Falconbridge Limited

I hereby acknowledge receipt of the above letter.

Dated at Vancouver this 15th day of June, 1999.

Signed: (Michael J. Gray)

TOTAL P.01



FALCONBRIDGE
Falconbridge Limited
Suite 1200
95 Wellington Street West
Toronto, Canada M5J 2V4
Telephone 416/956-5700
Telex 065-24211 Fax 416/956-5757

June 12, 2000

Mr. Garfield MacVeigh, President
Rubicon Minerals Corporation
Suite 888, 1100 Melville Street
Vancouver, British Columbia, V6E 4A6

VIA COURIER

Dear Mr. MacVeigh:

Re: **Agreement dated March 1, 1996, between Rubicon Minerals Ltd. (now Rubicon Minerals Corporation ("Rubicon") and Falconbridge Limited ("Falconbridge") (the "Agreement"), Seal Bay Property.**

Pursuant to Paragraph 4 (d) of the Agreement, in order to maintain in force the Option, Rubicon must make expenditures in respect of Mining Operations in the amount of at least Seven Hundred Thousand Dollars ($700,000.00) on or before March 1, 2000, which date was extended last June until July 1, 2000. In that regard, Rubicon has requested a further extension of time for its 2000 work commitment.

Accordingly, please accept this letter as Falconbridge's consent to a further four and one-half (4.5) month extension with respect to Paragraphs 4 (d) and 5 of the Agreement, thereby extending the date which Rubicon must make expenditures aggregating Seven Hundred Thousand Dollars ($700,000.00) and the exercise of option date until November 15, 2000.

In order that we may update our records, would you please forward to us a certified statement of expenditures for both this Agreement and the West Cleary Agreement.

Would you kindly acknowledge receipt of this letter by dating, signing and returning the enclosed copy of this letter to the undersigned at the above address.

Yours very truly,

FALCONBRIDGE LIMITED

André H. Dufresne
Manager, Canadian and Foreign Properties

AHD:ml

cc: Mr. Mike Gray, Exploration Manager, Rubicon Minerals Corporation

File: 2000/AHD/June/PR0612a.doc

To: Falconbridge Limited

I hereby acknowledge receipt of the above letter.

Dated at Vancouver this 23 day of June, 2000.

Signed: ______________________
(Garfield MacVeigh)



FALCONBRIDGE
Falconbridge Limited
Suite 1200
95 Wellington Street West
Toronto, Canada M5J 2V4
Telephone 416/956-5700
Telex 065-24211 Fax 416/956-5757

August 11, 2000

Mr. Garfield MacVeigh, President
Rubicon Minerals Corporation
Suite 888, 1100 Melville Street
Vancouver, British Columbia
V6E 4A6

VIA COURIER

Dear Mr. MacVeigh:

Re: Agreement dated March 1, 1996, between Rubicon Minerals Ltd. (now Rubicon Minerals Corporation ("Rubicon") and Falconbridge Limited ("Falconbridge") (the "Agreement"), Seal Bay Property.

Pursuant to Paragraph 4 (d) of the Agreement, in order to maintain in force the Option, Rubicon must make expenditures in respect of Mining Operations in the amount of at least Seven Hundred Thousand Dollars ($700,000.00) on or before March 1, 2000, which date was extended last June until July 1, 2000, and again on June 12, 2000, until November 15, 2000. In that regard, Rubicon has requested a further extension of time for its 2000 work commitment.

Accordingly, please accept this letter as Falconbridge's consent to a further eight (8) month extension with respect to Paragraphs 4 (d) and 5 of the Agreement, thereby extending the date which Rubicon must make expenditures aggregating Seven Hundred Thousand Dollars ($700,000.00) and the exercise of option date until July 15, 2001.

Would you kindly acknowledge receipt of this letter by dating, signing and returning the enclosed copy of this letter to the undersigned at the above address.

Yours very truly,

FALCONBRIDGE LIMITED

André H. Dufresne
Manager, Canadian and Foreign Properties

AHD:ml

cc: Mr. Mike Gray, Exploration Manager, Rubicon Minerals Corporation

File: 2000/AHD/Aug/PR0811a.doc

To: Falconbridge Limited

I hereby acknowledge receipt of the above letter.

Dated at Vancouver this 17th day of August, 2000.

Signed: ______________________
(Garfield MacVeigh)

SEP-30-2005 10:43 FROM RUBICON MINERALS TO ADMIN P.01/01



FALCONBRIDGE
Falconbridge Limited
Suite 1200
95 Wellington Street West
Toronto, Canada M5J 2V4
Telephone 416/956-5700
Telex 065-24211 Fax 416/956-5757


INITIALED

July 10, 2001

Mr. Garfield MacVeigh, President
Rubicon Minerals Corporation
Suite 888, 1100 Melville Street
Vancouver, British Columbia
V6E 4A6

SENT VIA FAX (No. 604-623-3355)
Original Sent Via Courier

Dear Mr. MacVeigh:

Re: Agreement dated March 1, 1996, between Rubicon Minerals Ltd. (now Rubicon Minerals Corporation ("Rubicon") and Falconbridge Limited ("Falconbridge") (the "Agreement"), Seal Bay Property.

Pursuant to Paragraph 4 (d) of the Agreement, in order to maintain in force the Option, Rubicon must make expenditures in respect of Mining Operations in the amount of at least Seven Hundred Thousand Dollars ($700,000.00) on or before March 1, 2000, which date was extended last June until July 1, 2000, on June 12, 2000, until November 15, 2000, and again last year until July 15, 2001. In that regard, Rubicon has requested a further extension of time for its 2001 work commitment.

Accordingly, please accept this letter as Falconbridge's consent to a further one (1) year extension with respect to Paragraphs 4 (d) and 5 of the Agreement, thereby extending the date which Rubicon must make expenditures aggregating Seven Hundred Thousand Dollars ($700,000.00) and the exercise of option date until July 15, 2002.

Would you kindly acknowledge receipt of this letter by dating, signing and returning the enclosed copy of this letter to the undersigned at the above address.

Yours very truly,

FALCONBRIDGE LIMITED

André H. Dufresne
Manager, Canadian and Foreign Properties

AHD:ml

cc: Mr. Mike Gray, Exploration Manager, Rubicon Minerals Corporation

File: 2001/AHD/July/PR0710.doc

To: Falconbridge Limited

I hereby acknowledge receipt of the above letter.

Dated at Vancouver this 12th day of July, 2001.

Signed: [signature]
for: (Garfield MacVeigh)

TOTAL P.01

THIS AMENDING AGREEMENT IS MADE as of the 15th day of July, 2002;

BETWEEN:

FALCONBRIDGE LIMITED
a corporation amalgamated under the laws of the Province of Ontario
(herein referred to as "Falconbridge")

OF THE FIRST PART

- and -

RUBICON MINERALS CORPORATION
a corporation existing under the laws of British Columbia (herein
referred to as "Rubicon").

OF THE SECOND PART

RECITALS

A. The Parties entered into an agreement dated the 1st of March, 1996 regarding Falconbridge's *Seal Bay* property which was amended by way of letters dated January 6, 1998, May 14, 1998, June 11, 1999, June 12, 2000, August 11, 2000 and July 10, 2001 (the "Agreement").

B. The Parties wish to further amend the Agreement as set out herein.

For valuable consideration, the Parties agree as follows:

1. The percentage of 65% referred to in paragraph 3(a) of the Agreement is hereby amended to read fifty-one percent (51%).

2. The date July 15, 2002 referred to in paragraph 4(d) of the Agreement is hereby amended to March 1, 2006.

3. The remaining Expenditures required to vest under paragraph 5 of the Agreement is $205,000. On signing this Amending Agreement, this amount shall become a firm commitment and in the event such Expenditures are not incurred by March 1, 2006, Rubicon shall make a cash payment to Falconbridge in an amount equal to the difference between $205,000 and the amount actually expended on the Property.

4. The dates July 15, 2002 and August 15, 2002 referred to in paragraph 5 of the Agreement are hereby amended to March 1, 2006 and April 1, 2006 respectively. The percentage of 65% referred to in paragraph 5 is hereby amended to read fifty-one percent (51%) and the remainder of the paragraph beginning with "If Rubicon gives such notice to Falconbridge,..." is hereby deleted.

5. The percentage of 65% referred to in paragraph 7(a) of the Agreement is hereby amended to read fifty-one percent (51%) and the words starting from "or, if later, Falconbridge reacquires a fourteen percent (14%) interest in the Property" are hereby deleted. Paragraph 7(b)(i) is hereby deleted.

6. Paragraph 15 of the Agreement is hereby amended by deleting the sentence "Falconbridge's share of such cost shall be thirty-five percent (35%) except that if Falconbridge is carrying out work to become the owner of an additional fourteen percent (14%) undivided interest in the Property, Falconbridge's share of such costs shall be forty-nine percent (49%)" and replacing it with "During the Option Period, such cost shall be borne by the acquiring Party and during the Joint Venture period, such cost shall be paid in proportion to each Party's interest at the time of the acquisition".

Paragraph 15 shall be further amended by adding as a last sentence: "The area of interest shall terminate on March 1, 2008".

7. All capitalized terms herein shall have the same meaning as those in the Agreement.

8. All other terms of the Agreement remain in full force and effect.

The Parties have duly executed this Agreement.

FALCONBRIDGE LIMITED

The Corporate Seal of Falconbridge Limited was hereinto affixed in the presence of:

By: ______________________
Authorized Signing Representative

____
Notary Public

By: ______________________
Authorized Signing Representative

RUBICON MINERALS CORPORATION

The Corporate Seal of Rubicon Minerals Corporation was hereinto affixed in the presence of:

By: ______________________
Authorized Signing Representative

____
Notary Public
F. BESSIE O'GRADY
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My Commission expires on December 31, 2005.

By: ______________________
Authorized Signing Representative

H:\Companies\FL AGRMTS\F900-99\FL951\Rubicon Amendment-FINAL.doc

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006



RUBICON



Al Keats
General Delivery
Benton, NL
A0G 1C0

Kevin Keats
PO Box 70
Gambo, NL
A0G 2E0

CONFIDENTIAL

SENT BY E-MAIL
Original by Mail

November 23, 2004

DUE DILIGENCE
PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
AL KEATS AND KEVIN KEATS
AND
RUBICON MINERALS CORPORATION
ON THE HARPOON PROPERTY, NL

Dear Al and Kevin,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer due diligence and option terms in this Due Diligence Letter Agreement (the 'Due Diligence Agreement") to Al Keats and Kevin Keats (collectively the "Owners") to allow Rubicon to acquire 100% undivided interest in 5 mineral licence(s) (225 claims) that make up the Harpoon Property, (the "Property") located in the Lake Ambrose area, NTS 12A/10, Newfoundland, as detailed in Schedule A.

The Owners represent and warrant to Rubicon that they own a 100% recorded and beneficial interest in the Property, the Property is free and clear of all charges, liens and other encumbrances and they are duly entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Due Diligence Agreement.

A. In exchange for a cash payment of $2,000 on signing, the Owners grant Rubicon an exclusive period up to and including 15 days from the date of the Owners delivering all data on the Property ("Evaluation Period"), to evaluate the Property. During the Evaluation Period, the Owners will keep all details of this Due Diligence Agreement and any other negotiations or information pertaining to the Property confidential. This Due Diligence Agreement will replace and supercede any previous agreements between Rubicon and the Owners.

B. During the Evaluation Period, Rubicon may conduct, at its sole discretion, fieldwork which may include rock or soil sampling or other work which may assist in evaluating the Property. Rubicon will provide the Owners with a copy of the results of work conducted by Rubicon during the Evaluation



RUBICON

Period. Both parties agree to keep all information generated during the Evaluation strictly confidential, including all terms of this Due Diligence Agreement. Both parties realize that failure to observe confidentiality may cause serious harm to the other party.

C. Within 15 days after the end of the Evaluation Period, Rubicon may, at its sole discretion by serving written notice to the Owners, enter into an Option Agreement (the "Option") with the Owners, terms of which are outlined below and which will be subject to regulatory approval.

1) Only in the event that Rubicon elects to exercise its right to enter into an Option with the Owners will the following terms apply:

a) Subject to the terms in this paragraph 1), the Owners grant a 100% undivided interest in the mining rights pertaining to the Property to Rubicon.

b) Rubicon will make the following cash payments totaling $95,000 and the issuance of a total of 10,000 shares (the "Purchase Price") to the Owners (50% to each of the Owners):

Within 10 days of the Option Agreement acceptance notice	$10,000
On or before the First Anniversary of the Option Agreement notice date	$15,000
On or before the Second Anniversary of the Option Agreement notice date	$20,000
On or before the Third Anniversary of the Option Agreement notice date	$50,000
TOTAL	$95,000

After Option Agreement acceptance notice and upon regulatory approval 10,000 shares

Upon receipt by the Owners of the Purchase Price, Rubicon shall have acquired a 100% registered and beneficial interest in and to the Property.

c) On exercise of its option, Rubicon will grant a 2% NSR, 1% (50% of the NSR) of which will be purchasable by Rubicon from the Owners at any time for $1,000,000. Rubicon has the right of first refusal on the remaining 1% NSR.

d) During the currency of the Agreement, Rubicon will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon sees fit.

e) Rubicon may assign, sell, convey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party at any time.

f) If at anytime the Owners elect to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon shall be entitled to a right of first refusal in respect thereof.

g) Rubicon may at any time request that the Property be transferred to Rubicon at its cost. In the event Rubicon elects to terminate the Agreement, Rubicon will return the Property to the Owners at no cost to the Owners.

h) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.



RUBICON

i) This Agreement shall be open to acceptance until 4th February, 2005 at 5:00 pm (Newfoundland time).

j) Rubicon may elect to drop any or all mineral licences or minerals claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owners and returning the mineral licences or mineral claims in 60 days good standing.

k) All data and information provided to the Owners with respect to the Property shall be treated as and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

2) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

3) This Agreement is subject to: i) a satisfactory due diligence examination by Rubicon of Property title and a formal written notice of acceptance to the Owners; ii) regulatory approval.

4) This Agreement supercedes any previous agreements or discussions on the Property and shall be the entire agreement.

5) All reference to dollar amounts contained in this Agreement shall refer to Canadian funds.

6) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

7) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

8) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

9) This Agreement may be signed by facsimile if required in as many counterparts as may be required.



RUBICON

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,
Rubicon Minerals Corporation

J. Garfield MacVeigh
Chairman of the Board

Cc: Michael J. Gray – V.P. Exploration

Accepted this 31 day of Jan., 2005:

Al Keats

Kevin Keats

Jan. 31, 2005

F. Bessie O'Grady

F. BESSIE O'GRADY
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My Commission expires on December 31, 2005.

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE A

TO THAT PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN AL KEATS & KEVIN KEATS AND RUBICON MINERALS CORPORATION ON THE HARPOON PROPERTY, NTS 12A/10, NL

Property Description

The Harpoon Property is comprised of five (5) mineral licences (225 claims), NTS 12A/10, Province of Newfoundland and Labrador, more particularly described as follows:

LICENCE NO.	CLAIMS	ISSUE DATE	RECORDED HOLDER
07695M	20	September 18, 2000	A.S.K. Prospecting & Guiding Inc.
10461M	4	December 13, 2004	Kevin D. Keats
10464M	59	December 13, 2004	Allan E.T. Keats
10465M	134	December 13, 2004	Allan E.T. Keats
10607M	8	February 21, 2005	Kevin D. Keats

Due diligence accepted this 31st day of January, 2005

By:

J. Garfield MacVeigh
Chairman of the Board

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE B

TO THAT PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN AL KEATS & KEVIN KEATS AND RUBICON MINERALS CORPORATION ON THE HARPOON PROPERTY, NL

NET SMELTER RETURNS

For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the Harpoon Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Al Keats and Kevin Keats (the "Owners", "Vendors"), dated November 23, 2004 concerning the Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Property; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the Payee to any partition of the Property; or (d) entitle the Payee to any ownership interest in any improvements on the Property, equipment and other personal Property

located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.

3. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other Property.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the November 23, 2004 Letter Agreement on the Property between Rubicon Minerals Corporation and

the Owners occurring after November 23, 2006 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Property, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Property. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Property.

(3) **Advance Royalty Payments**. Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

Arbitration. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.



The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006



Tom Gosine Ventures Inc.
16 Collingwood Crescent
Mount Pearl, NL
A1N 5C6

Alec Turpin
40 Relay Road
Mount Pearl, NL
A1N 5A6

CONFIDENTIAL

March 10, 2005

**PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
TOM GOSINE AND ALEC TURPIN
AND
RUBICON MINERALS CORPORATION
ON THE APPLETON PROPERTY, NL**

Dear Tom and Alec,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to Tom Gosine and Alec Turpin (the "Owners") to allow Rubicon to acquire an undivided 100% interest in one mineral licence (21 claims) that make the Appleton Property, (the "Property") located in the Glenwood area, Central Newfoundland, NTS 2D/15, Newfoundland, as detailed in Schedule A.

The Owners represent and warrant to Rubicon that they are the registered and beneficial owners of a 100% interest in the Property, the Property is in good standing with respect to the performance of all obligations under all laws of the Province of Newfoundland and Labrador, the Property is free and clear of all charges, liens and other encumbrances and they are duly entitled to enter into an agreement on this Property

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Agreement.

In exchange for a 100% interest in the Property, Rubicon offers the following terms:

1) Rubicon will make the following cash payments totaling $59,360 (the "Purchase Price") to the Owners:

	Cash
Within 10 days of regulatory approval	$11,860
On or before March 10, 2006	$12,500
On or before March 10, 2007	$15,000
On or before March 10, 2008	$20,000

Upon receipt by the Owners of the Purchase Price, Rubicon shall have acquired a 100% registered and beneficial interest in and to the Property.

2) Rubicon will make annual Advance Royalty payments to the Owners of $20,000 commencing on March 10, 2009. These advance royalty payments shall be deductible from future Net Smelter Return royalties.



RUBICON

3) On exercise of its option, Rubicon will grant a 2.5% Net Smelter Return Royalty ("NSR") to the Owners on the Property of which a 1.5% NSR (60% of the NSR) will be purchasable by Rubicon from the Owners at any time for $1,500,000 (NSR details attached as Schedule B). Rubicon has the right of first refusal on the remaining 1% NSR.

4) During the currency of the Agreement, Rubicon will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon sees fit.

5) Rubicon may assign, sell, covey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party at any time.

6) If at any time the Owners elect to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon shall be entitled to a right of first refusal in respect thereof.

7) Rubicon may at any time request that the Property be transferred to Rubicon at its sole cost. In the event Rubicon elects to terminate the Agreement, Rubicon will return the Property to the Owners at no cost to the Owners.

8) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

9) This Agreement shall be open to acceptance until March 31st, 2005 at 5:00 PM (Newfoundland time).

10) Rubicon may elect to drop any or all mineral licences or mineral claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owners and returning the mineral licences or mineral claims in 60 days good standing.

12) Rubicon shall be entitled to receive all security deposits held by the Newfoundland and Labrador Government related to the mineral claims comprising the mineral licences in Schedule A, providing it performs the required assessment work.

13) All data and information provided to the Owners with respect to the Property shall be treated and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

14) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

15) This Agreement is subject to satisfactory due diligence examination of the Property by Rubicon before March 31st, 2005.

16) This Agreement supersedes any previous agreements or discussions on the Property and shall be the entire agreement.

17) All reference to dollar amounts contained in this Agreement shall refer to Canadian funds.

18) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

19) If Rubicon is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon within thirty (30) days of becoming aware of the default,

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com



RUBICON

specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period"), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default.

20) Any notice required to be given under this Agreement shall be deemed to be given if delivered or mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by telecopier, in the case of the Owners addressed as follows:

Tom Gosine Ventures Inc.
16 Collingwood Crescent
Mount Pearl, NL A1N 5C6

Mr Alec Turpin
40 Relay Road
Mount Pearl, NL A1N 5A6

And in the case of Rubicon addressed as follows:

Mr. Garfield MacVeigh, Chairman of the Board
Suite 1540 – 800 West Pender Street
Vancouver, BC V6E 4A6
Fax: 604-623-3355

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed on the third business day after the date of mailing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

21) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

22) This Agreement may be signed by facsimile if require in as many counterparts as may be required.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon. .

Yours sincerely,
Rubicon Minerals Corporation

J. Garfield MacVeigh
Chairman of the Board

DARREN S. HART
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My commission expires on December 31, 2009.

REGISTERED: this 29th day of March 20 05
In accordance with Sec. 6, the Mineral Act RSNL 1990
Vol. 23 Fol. 8 Receipt No. N/A

MANAGER MINERAL RIGHTS
(Mineral Claims Recorder)

Accepted this ____ day of March, 2005.

Tom Gosine

Tom Gosine Ventures Inc

Alec Turpin

JAMES P. HINCHEY
A Commissioner for Oaths in and for the Province of Newfoundland.
My commission expires on December 31, 2003.

This INSTRUMENT is hereby approved this 11th day of April 20 05

MINISTER OF NATURAL RESOURCES



SCHEDULE A

TO THE PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
TOM GOSINE AND ALEC TURPIN
AND
RUBICON MINERALS CORPORATION
ON THE APPLETON PROPERTY, NL

Property Description

The Property is comprised of one mineral licence (21 mineral claims), located on NTS map sheet 2D/15, Newfoundland, more particularly described as follows:

Mineral Licence No.	No. of Claims	Issue Date	Recorded Holder
010377M	21	November 22, 2004	Tom Gosine

Due diligence accepted this 22 day of March, 2005.

By:

J. Garfield MacVeigh, Chairman of the Board
Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com



RUBICON

SCHEDULE B

TO THE PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN TOM GOSINE AND ALEC TURPIN AND RUBICON MINERALS CORPORATION ON THE APPLETON PROPERTY, NL

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the Appleton Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Tom Gosine and Alec Turpin (the "Owners", "Vendors"), dated March 10, 2005 concerning the Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Property; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the Payee to any partition of the Property; or (d) entitle the Payee to any ownership interest in any improvements on the Property, equipment and other personal Property located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.

3. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such



RUBICON

that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other Property.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the March 10, 2005 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owners occurring after March 31st, 2005 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral



resources or mineral products or produce Products from the Property, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Property. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Property.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006



A.S.K. Prospecting and Guiding Ltd.
P.O. Box 10
Gambo, NL
A0G 2E0

Krinor Resources Inc.
56 Carpasian Rd.
St. John's, NL
A1B 2R2

CONFIDENTIAL

September 30, 2005

DUE DILIGENCE
PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
A.S.K. PROSPECTING & GUIDING INC. AND KRINOR RESOURCES INC.
AND
RUBICON MINERALS CORPORATION
ON THE LINEAR PROPERTY, NL

Dear Allan, Kevin and Peter,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer due diligence and option terms in this Due Diligence, Purchase and Royalty Letter Agreement (the "Due Diligence Agreement") to A.S.K. Prospecting and Guiding Ltd. and Krinor Resources Inc. (collectively the "Owners") to allow Rubicon to acquire an undivided 100% interest in 1 mineral licence (50 claims) that make the Linear Property (the "Property"), located in the Appleton area, Central Newfoundland, NTS 2D/15 and 2E/02, Newfoundland, as detailed in Schedule A.

The Owners represent and warrant to Rubicon that they are the registered and beneficial owners of a 100% interest in the Property, the Property is in good standing with respect to the performance of all obligations under all laws of the Province of Newfoundland and Labrador, the Property is free and clear of all charges, liens and other encumbrances and they are duly authorized and entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Due Diligence Agreement.

A. In exchange for a cash payment of $18,300 on signing, the Owners (2/3 portion to A.S.K. Prospecting & Guiding Inc. and 1/3 portion to Krinor Resources Inc.) grant Rubicon an exclusive period up to and including March 15th, 2006 ("Evaluation Period"), to evaluate the Property. During the Evaluation Period, the Owners will keep all details of this Due Diligence Agreement and any other negotiations or information pertaining to the Property confidential. This Due Diligence Agreement will replace and supercede any previous agreements between Rubicon and the Owners regarding the Property.

B. On or before March 15th, 2006 and after the end of the Evaluation Period, Rubicon may, at its sole discretion by serving written notice to the Owners, enter into an Option Agreement (the "Option") with the Owners, terms of which are outlined below and which will be subject to regulatory approval.

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

C. During the Evaluation Period, Rubicon may conduct, at its sole discretion, fieldwork which may include rock or soil sampling or other work which may assist in evaluating the Property. New diamond drilling or trenching activities are not to be carried out during the Evaluation Period. Rubicon will provide the Owners with a copy of the results of work conducted by Rubicon during the Evaluation Period. Both parties agree to keep all information generated during the Evaluation Period strictly confidential, including all terms of this Due Diligence Agreement. Both parties realize that failure to observe confidentiality may cause serious harm to the other party.

D. In the event that Rubicon should "spin-off" its Newfoundland land holdings into a new company through a Plan of Arrangement or other similar corporate procedure or transaction, herein referred to as "NewCo" then, NewCo shall assume all post-spin-off costs and obligations regarding the Due Diligence Phase of the Agreement.

E. 1) Only in the event that Rubicon or NewCo, as the case may be, elects to exercise its right to enter into an Option Agreement (the "Option Agreement") with the Owners, on or before the end of the Due Diligence Period, will the following terms apply:

a) Subject to the terms in this paragraph 1), the Owners grant a 100% undivided interest in the mining and mineral rights pertaining to the Property to Rubicon or NewCo, as the case may be.

b) Rubicon will make the following payments totaling $160,000 and 150,000 Rubicon shares (the "Purchase Price") to the Owners (2/3 portion to A.S.K. Prospecting & Guiding Inc. and 1/3 portion to Krinor Resources Inc.):

	Cash	Rubicon Shares
On or before March 15, 2006	$15,000	30,000
On or before September 15, 2006	$30,000	30,000
On or before September 15, 2007	$35,000	30,000
On or before September 15, 2008	$35,000	30,000
On or before September 15, 2009	$45,000	30,000

However, in the event that Rubicon should "spin-off" its Newfoundland land holdings into a new company through a Plan of Arrangement or other similar corporate procedure or transaction, herein referred to as "NewCo" then, in lieu and instead of the payments described above, NewCo, not Rubicon, will make the following payments totaling $160,000 and 300,000 shares of NewCo (the "Purchase Price") to the Owners (2/3 portion to A.S.K. Prospecting & Guiding Inc. and 1/3 portion to Krinor Resources Inc.):

	Cash	NewCo Shares
On or before February 15, 2006	$15,000	60,000
On or before September 15, 2006	$30,000	60,000
On or before September 15, 2007	$35,000	60,000
On or before September 15, 2008	$35,000	60,000
On or before September 15, 2009	$45,000	60,000

Upon receipt by the Owners of the Purchase Price under either of the Rubicon or NewCo option payment schedules, Rubicon or NewCo, as the case may be, shall have acquired a 100% registered and beneficial interest in and to the Property.

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

2) Rubicon or NewCo will make annual Advance Royalty payments to the Owners of $24,000 commencing on September 15, 2010 should the project be partnered out to a third party. If the Project is not partnered out to a third party then Rubicon or NewCo will make annual Advance Royalty payments to the Owners of $24,000 commencing on September 15, 2011. These advance royalty payments shall be deductible from future Net Smelter Return royalties.

3) On exercise of its option, Rubicon or NewCo will grant a 3.0% Net Smelter Return Royalty ("NSR") to the Owners on the Property of which a 1.5% NSR (50% of the NSR) will be purchasable by Rubicon or NewCo from the Owners at any time for $1,500,000 with an additional 0.5% purchasable by Rubicon or NewCo from the Owners at any time for $1,500,000 (NSR details attached as Schedule B). Rubicon or NewCo have the right of first refusal on the remaining 1.0% NSR.

4) During the currency of the Agreement, Rubicon or NewCo will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon or NewCo sees fit.

5) Rubicon or NewCo may assign, sell, covey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party or any affiliate (as such term is defined in the Securities Act (British Columbia)) at any time.

6) If at any time the Owners elect to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon or NewCo shall be entitled to a right of first refusal in respect thereof.

7) Rubicon or NewCo may at any time request that the Property be transferred to Rubicon at its sole cost. In the event Rubicon or NewCo elects to terminate the Agreement, Rubicon or NewCo will return the Property to the Owners at no cost to the Owners.

8) Rubicon or NewCo may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

9) This Agreement shall be open to acceptance until October 15, 2005 at 5:00 PM (Newfoundland time).

10) Rubicon or NewCo may elect to drop any or all mineral licences or mineral claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owners and returning the mineral licences or mineral claims in 60 days good standing.

12) Rubicon or NewCo shall be entitled to receive all security deposits held by the Newfoundland and Labrador Government related to the mineral claims comprising the mineral licences in Schedule A, providing it performs the required assessment work.

13) All data and information provided to the Owners with respect to the Property shall be treated and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

14) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.



RUBICON

15) This Agreement supersedes any previous agreements or discussions on the Property and shall be the entire agreement.

16) All reference to dollar amounts contained in this Agreement shall refer to Canadian funds.

17) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

18) If Rubicon or NewCo is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon or NewCo within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon or NewCo has not, within the thirty (30) day period thereafter (the "Rubicon/NewCo Default Period"), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default.

19) Any notice required to be given under this Agreement shall be deemed to be given if delivered or mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by telecopier, in the case of the Owners addressed as follows:

A.S.K. Prospecting and Guiding Inc.
P.O. Box 10
Gambo, NL
A0G 2E0
Fax: (709) 674-4901

Krinor Resources Inc.
56 Carpasian Rd.
St. John's, NL
A1B 2R2
Fax: (709) 739-5608

And in the case of Rubicon or NewCo addressed as follows:

Mr. Garfield MacVeigh, Chairman of the Board
Suite 1540 - 800 West Pender Street
Vancouver, BC V6E 4A6
Fax: 604-623-3355

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed on the third business day after the date of mailing thereof. Either party may from time to time by notice in writing change its address and contact information for the purpose of this section.

20) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

21) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

22) **Certain information contained herein about the Owners will be used by Rubicon for making certain filings with stock exchanges and other applicable regulatory authorities and for meeting Rubicon's obligations under securities legislation. By signing this Due Diligence Agreement, the Owners hereby consent to the collection and use of all of the information relating to the Owners contained in this Agreement for the above referenced purposes or as**



RUBICON

otherwise identified by the applicable regulatory authorities, from time to time.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,
Rubicon Minerals Corporation

J. Garfield MacVeigh
Chairman of the Board

DARREN S. HART
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My commission expires on December 31, 2008.

Accepted this 27th day of October, 2005.

Kevin Keats (authorized signatory for A.S.K. Prospecting & Guiding Inc.)

Allan Keats (authorized signatory for A.S.K. Prospecting & Guiding Inc.)

JAMES P. HINCHEY
A Commissioner for Oaths in and for the Province of Newfoundland.
My commission expires on December 31, 2008.
2005.11.07

Peter Dimmell (authorized signatory for Krinor Resources Inc.)

This INSTRUMENT is hereby approved this 8th day of Nov 2005 by
MINISTER OF NATURAL RESOURCES

REGISTERED: this 7th day of Nov. 20 05
In accordance with Sec. 6, the Mineral Act RSNL 1990
Vol. 23 Fol. 29 Receipt No. N/A
MANAGER-MINERAL RIGHTS
(Mineral Claims Recorder)

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

SCHEDULE A

DUE DILIGENCE
PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
A.S.K. PROSPECTING & GUIDING INC. AND KRINOR RESOURCES INC.
AND
RUBICON MINERALS CORPORATION
ON THE LINEAR PROPERTY, NL

Property Description

The Property is comprised of one mineral licence (50 mineral claims), located on NTS map sheet 2D/15 and 2E/02, Newfoundland, more particularly described as follows:

Mineral Licence No.	No. of Claims	Issue Date	Recorded Holder
007984M	50	November 13, 1998	The Kriask Syndicate

Due diligence accepted this _____ day of _________, 2006.

By:

J. Garfield MacVeigh, Chairman of the Board
Rubicon Minerals Corporation



RUBICON

SCHEDULE B

DUE DILIGENCE
PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
A.S.K. PROSPECTING & GUIDING INC. AND KRINOR RESOURCES INC.
AND
RUBICON MINERALS CORPORATION
ON THE LINEAR PROPERTY, NL

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the Linear Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and A.S.K. Prospecting and Guiding Ltd. and Krinor Resources Inc. (collectively the "Owners", "Vendors"), dated September 30, 2005 concerning the Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims; less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Property; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the Payee to any partition of the Property; or (d) entitle the Payee to any ownership interest in any improvements on the Property, equipment and other personal Property located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.



RUBICON

3. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other Property.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production.**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the September 30, 2005 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owners occurring after March 15, 2006 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry



RUBICON

accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties.**

(1) **No Obligation.** In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Property, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging.** The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Property. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Property.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration.** Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of St. John's, at the request of any party pursuant to the provisions of the Arbitration Act (Newfoundland and Labrador), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Arbitration Act (Newfoundland and Labrador). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.





April 10, 2006

A.S.K. Prospecting & Guiding Ltd.
P.O. Box 10
Gambo, NL
A0G 2E0

Krinor Resources Inc.
56 Carpasian Rd.
St. John's, NL
A1B 2R2

CONFIDENTIAL

RE: First Amendment to the DUE DILIGENCE PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN A.S.K. PROSPECTING & GUIDING INC. AND KRINOR RESOURCES INC. AND RUBICON MINERALS CORPORATION ON THE LINEAR PROPERTY, NL

Dear Allan, Kevin and Peter:

As discussed, this is to amend the cash and share option payment terms (the "Amended Terms") from those outlined in section 1) b) of the DUE DILIGENCE PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN A.S.K. PROSPECTING & GUIDING INC. AND KRINOR RESOURCES INC. AND RUBICON MINERALS CORPORATION ON THE LINEAR PROPERTY, NL dated September 30, 2005 (the "Agreement").

The Amended terms are as follows:

1) b) Rubicon will make the following payments totaling $160,000 and 150,000 Rubicon shares (the "Purchase Price") to the Owners (33.3% to each of the Owners):

	Cash	Rubicon Shares
On or before August 1, 2006	$15,000 (firm)	30,000
On or before February 1, 2007	$30,000	30,000
On or before February 1, 2008	$35,000	30,000
On or before February 1, 2009	$35,000	30,000
On or before February 1, 2010	$45,000	30,000

However, in the event that Rubicon should "spin-off" its Newfoundland land holdings into a new company through a Plan of Arrangement or other similar corporate procedure or transaction, herein referred to as "NewCo" then, in lieu and instead of the payments described above, NewCo, not Rubicon, will make the following payments totaling $160,000 and 345,000 shares of NewCo (the "Purchase Price") to the Owners (33.3% to each of the Owners):

	Cash	NewCo Shares
On or before August 1, 2006	$15,000 (firm)	105,000 (or $37,500 at RMX or NewCo election to be firm)

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX:TSX



RUBICON

On or before February 1, 2007	$30,000	60,000
On or before February 1, 2008	$35,000	60,000
On or before February 1, 2009	$35,000	60,000
On or before February 1, 2010	$45,000	60,000

The cash payment of $15,000 only and not the share payment under the Rubicon or NewCo option payment schedule dated August 1, 2006 to be firm.

Upon receipt by the Owners of the Purchase Price under either of the Rubicon or NewCo option payment schedules, Rubicon or NewCo, as the case may be, shall have acquired a 100% registered and beneficial interest in and to the Property.

This amendment supersedes and replaces terms outlined in the Agreement.

All other terms of the Agreement remain unchanged.

By signing below, the Owners acknowledge and agree to the Amended Terms presented herein.

Yours sincerely,
Rubicon Minerals Corporation

Per: ______________________
David A. Copeland
Exploration Manager

Agreed to and acknowledged this ___ day of April, 2006.

Per: ______________________
Kevin Keats (authorized signatory for A.S.K. Pospecting & Guiding Ltd.)

Per: ______________________
Allan Keats (authorized signatory for A.S.K. Pospecting & Guiding Ltd.)

Per: ______________________
Peter Dimmell (authorized singatory for Krinor Resources Inc.)

GERALDINE KELLY
A Commissioner for Oaths in and for the Province of Newfoundland

REGISTERED this 2nd day of May 20 06
In accordance with Sec. 6, the Mineral Act RSNL-1990
Vol. 23 Fol. 161 Receipt No. N/A
MANAGER MINERAL RIGHTS
(Mineral Claims Recorder)

VIRGINIA BLACKWOOD
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My commission expires on December 31, 2009.

Virginia Blackwood

JAMES P. HINCHEY
A Commissioner for Oaths in and for the Province of Newfoundland.
My Commission expires on December 31, 2009

2006.04.20

This INSTRUMENT is hereby approved this 03 day of May 2006 by
MINISTER OF NATURAL RESOURCES

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006



RUBICON

A.S.K. Prospecting and Guiding Ltd.
P.O. Box 10
Gambo, NL
A0G 2E0

CONFIDENTIAL

January 17, 2006

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
A.S.K. PROSPECTING & GUIDING INC.
AND
RUBICON MINERALS CORPORATION
ON THE LAKE DOUGLAS EAST PROPERTY, NL

Dear Allan and Kevin,

Rubicon Minerals Corporation ("Rubicon") is pleased to option terms in this Purchase and Royalty Letter Agreement (the "Agreement") to A.S.K. Prospecting and Guiding Ltd. (the "Owners") to allow Rubicon to acquire an undivided 100% interest in 9 mineral licences (208 claims) that make the Lake Douglas East Property (the "Property"), located in the Lake Douglas area, Central Newfoundland, NTS 12A/07 and 12A/10, Newfoundland, as detailed in Schedule A.

The Owners represent and warrant to Rubicon that they are the registered and beneficial owners of a 100% interest in the Property, the Property is in good standing with respect to the performance of all obligations under all laws of the Province of Newfoundland and Labrador, the Property is free and clear of all charges, liens and other encumbrances and they are duly authorized and entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Agreement.

In exchange for a 100% undivided interest in the mining and mineral rights pertaining to the Property, Rubicon offers the following terms:

1) Rubicon will make the following payments totaling $470,000 and 175,000 Rubicon shares (the "Rubicon Purchase Price") to the Owners:

	Cash	Rubicon Shares
On signing (after regulatory approval)	$15,000	40,000
On or before July 17, 2006		10,000
On or before January 17, 2007	$45,000	15,000
On or before January 17, 2008	$65,000	15,000
On or before January 17, 2009	$65,000	15,000
On or before January 17, 2010	$90,000	40,000
On or before January 17, 2011	$190,000	40,000

In the event that Rubicon should "spin-off" its Newfoundland land holdings into a new company (herein referred to as "NewCo") through a Plan of Arrangement or other similar corporate procedure or transaction, then NewCo, not Rubicon shall assume all subsequent and outstanding post-spin-off payments and obligations regarding the

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

Agreement. Newco, not Rubicon will make the following subsequent and outstanding payments (the "NewCo Purchase Price") in place of the Rubicon Purchase Price to the Owners:

	Cash	NewCo Shares
On or before July 17, 2006		**50,000**
On or before January 17, 2007	**$45,000**	**50,000**
On or before January 17, 2008	**$65,000**	**50,000**
On or before January 17, 2009	**$65,000**	**50,000**
On or before January 17, 2009	**$90,000**	**150,000** (or cash equivalent at NewCo's election)
On or before January 17, 2009	**$190,000**	**150,000** (or cash equivalent at NewCo's election)

The cash equivalent of the NewCo Share payment shall be valued as the 10-day average market price for NewCo immediately preceeding the payment date as outlined in the NewCo Purchase Price schedule above.

Upon receipt by the Owners of the Purchase Price under either of the Rubicon or NewCo Option payment schedules, Rubicon or NewCo, as the case may be, shall have acquired a 100% registered and beneficial interest in and to the Property.

2) On exercise of its option, Rubicon or NewCo will grant a 2.0% Net Smelter Return Royalty ("NSR") to the Owners on the Property of which a 1.0% NSR (50% of the NSR) will be purchasable by Rubicon or NewCo from the Owners at any time for $1,000,000 (NSR details attached as Schedule B). Rubicon or NewCo have the right of first refusal on the remaining 1.0% NSR.

3) During the currency of the Agreement, Rubicon or NewCo will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon or NewCo sees fit.

4) Rubicon or NewCo may assign, sell, covey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party or any affiliate (as such term is defined in the Securities Act (British Columbia)) at any time.

5) If at any time the Owners elect to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon or NewCo shall be entitled to a right of first refusal in respect thereof.

6) Rubicon or NewCo may at any time have the Property transferred to Rubicon at its sole cost. In the event Rubicon or NewCo elects to terminate the Agreement, Rubicon or NewCo will return the Property to the Owners at no cost to the Owners.

7) There shall be a mutual 1.0 km area of interest on unstaked lands ("Area of Interest" or "AOI") from the Property as defined in Schedule A. Should the Owners map-stake any mineral claims lying wholly within the Area of Interest, those claims shall be offered to Rubicon for the acquisition costs and Rubicon shall have 30 days to make the election of whether or not to include the new claims in the Property. Should Rubicon map-stake any minerals claims lying wholly within the Area of Interest, at its sole discretion, those mineral claims shall become part of the Property at no cost to the Owners.



RUBICON

8) Rubicon or NewCo may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

9) This Agreement shall be open to acceptance until January 20, 2006 at 5:00 PM (Newfoundland time).

10) Rubicon or NewCo may elect to drop any or all mineral licences or mineral claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owners and returning the mineral licences or mineral claims in 60 days good standing.

11) The recorded licence holder shall be entitled to receive all staking security deposits held by the Newfoundland and Labrador Government related to the mineral claims comprising the mineral licences in Schedule A.

12) All data and information provided to the Owners with respect to the Property shall be treated and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

13) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

14) This Agreement supersedes any previous agreements or discussions on the Property and shall be the entire agreement.

15) All reference to dollar amounts contained in this Agreement shall refer to Canadian funds.

16) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

17) If Rubicon or NewCo is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon or NewCo within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon or NewCo has not, within the thirty (30) day period thereafter (the "Rubicon/NewCo Default Period"), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default.

18) Any notice required to be given under this Agreement shall be deemed to be given if delivered or mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by telecopier, in the case of the Owners addressed as follows:

A.S.K. Prospecting and Guiding Inc.
Gambo, NL
A0G 2E0
Fax: (709) 674-4901

And in the case of Rubicon or NewCo addressed as follows:

Mr. Garfield MacVeigh, Chairman of the Board
Suite 1540 - 800 West Pender Street
Vancouver, BC V6E 4A6



This INSTRUMENT is hereby approved this 9th day of February 2006 by
for Aoitaylor (?)
MINISTER OF NATURAL RESOURCES

Fax: 604-623-3355

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed on the third business day after the date of mailing thereof. Either party may from time to time by notice in writing change its address and contact information for the purpose of this section.

19) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

20) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

21) **Certain information contained herein about the Owners will be used by Rubicon for making certain filings with stock exchanges and other applicable regulatory authorities and for meeting Rubicon's obligations under securities legislation. By signing this Agreement, the Owners hereby consent to the collection and use of all of the information relating to the Owners contained in this Agreement for the above referenced purposes or as otherwise identified by the applicable regulatory authorities, from time to time.**

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,
Rubicon Minerals Corporation

J. Garfield MacVeigh
Chairman of the Board

Accepted this 9th day of January, 2006.

DARREN S. HART
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My commission expires on December 31, 2009.

Kevin Keats (authorized signatory for A.S.K. Prospecting & Guiding Inc.)

Allan Keats (authorized signatory for A.S.K. Prospecting & Guiding Inc.)

REGISTERED: this 7th day of Feb. 20 06
In accordance with Sec. 6, the Mineral Act RSNL 1990
Vol. 23 Fol. 49 Receipt No. N/A
MANAGER-MINERAL RIGHTS
(Mineral Claims Recorder)

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

SCHEDULE A

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
A.S.K. PROSPECTING & GUIDING INC.
AND
RUBICON MINERALS CORPORATION
ON THE LAKE DOUGLAS EAST PROPERTY, NL

Property Description

The Property is comprised of 9 mineral licences (208 mineral claims), located on NTS map sheets 12A/07 and 12A/10, Newfoundland, more particularly described as follows:

Mineral Licence No.	No. of Claims	Issue Date	Recorded Holder
10876M	30	May 2, 2005	Allan E.T. Keats
10877M	16	May 2, 2005	A.S.K. Prospecting & Guiding Inc.
10878M	44	May 2, 2005	A.S.K. Prospecting & Guiding Inc.
11673M	22	February 7, 2006	Kevin D. Keats
11674M	8	February 7, 2006	Kevin D. Keats
11675M	30	February 7, 2006	Allan E.T. Keats
11676M	10	February 7, 2006	A.S.K. Prospecting & Guiding Inc.
11677M	18	February 7, 2006	A.S.K. Prospecting & Guiding Inc.
9336M	30	February 24, 2003	Allan E.T. Keats


RUBICON

SCHEDULE A (continued)

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
A.S.K. PROSPECTING & GUIDING INC.
AND
RUBICON MINERALS CORPORATION
ON THE LAKE DOUGLAS EAST PROPERTY, NL


Legend
Lake Douglas Licences
1 Km AOI
Other Mineral Licences
NTS Boundary
1 km AOI
Lake Douglas
East Property
NAD27 - Zone 21
2000 0 2000 4000 Meters
510000
512000
514000
516000
518000
520000
522000
524000
526000
528000

Due diligence accepted this 19th day of January, 2006.

By: [signature]

J. Garfield MacVeigh, Chairman of the Board
Rubicon Minerals Corporation



RUBICON

SCHEDULE B

**PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
A.S.K. PROSPECTING & GUIDING INC.
AND
RUBICON MINERALS CORPORATION
ON THE LAKE DOUGLAS EAST PROPERTY, NL**

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the Lake Douglas East Property (the "Property") as contemplated by the Purchase and Royalty Letter Agreement between Rubicon Minerals Corporation and A.S.K. Prospecting and Guiding Ltd. (collectively the "Owners", "Vendors"), dated January 17, 2006 concerning the Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Property; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the Payee to any partition of the Property; or (d) entitle the Payee to any ownership interest in any improvements on the Property, equipment and other personal Property located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.


RUBICON

3. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other Property.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production.** The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the January 17, 2006 Letter Agreement on the Property between Rubicon Minerals Corporation or NewCo and the Owners occurring after January 17, 2006 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.



RUBICON

9. **Additional Agreements of the Parties.**

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Property, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Property. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Property.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of St. John's, at the request of any party pursuant to the provisions of the Arbitration Act (Newfoundland and Labrador), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Arbitration Act (Newfoundland and Labrador). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006


RUBICON

A.S.K. Prospecting and Guiding Ltd.
P.O. Box 10
Gambo, NL
A0G 2E0

CONFIDENTIAL

January 18, 2006

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN A.S.K. PROSPECTING & GUIDING INC. AND RUBICON MINERALS CORPORATION ON THE LAKE DOUGLAS WEST PROPERTY, NL

Dear Allan and Kevin,

Rubicon Minerals Corporation ("Rubicon") is pleased to option terms in this Purchase and Royalty Letter Agreement (the "Agreement") to A.S.K. Prospecting and Guiding Ltd. (the "Owners") to allow Rubicon to acquire an undivided 100% interest in 4 mineral licences (90 claims) that make the Lake Douglas West Property (the "Property"), located in the Lake Douglas area, Central Newfoundland, NTS 12A/07 and 12A/10, Newfoundland, as detailed in Schedule A.

The Owners represent and warrant to Rubicon that they are the registered and beneficial owners of a 100% interest in the Property, the Property is in good standing with respect to the performance of all obligations under all laws of the Province of Newfoundland and Labrador, the Property is free and clear of all charges, liens and other encumbrances and they are duly authorized and entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Agreement.

In exchange for a 100% undivided interest in the mining and mineral rights pertaining to the Property, Rubicon offers the following terms:

1) Rubicon will make the following payments totaling $50,000 (the "Rubicon Purchase Price") to the Owners:

	Cash
On signing (after regulatory approval)	$5,000
On or before January 17, 2007	$5,000
On or before January 17, 2008	$10,000
On or before January 17, 2009	$10,000
On or before January 17, 2010	$10,000
On or before January 17, 2011	$10,000

In the event that Rubicon should "spin-off" its Newfoundland land holdings into a new company (herein referred to as "NewCo") through a Plan of Arrangement or other similar corporate procedure or transaction, then NewCo, not Rubicon shall assume all subsequent and outstanding post-spin-off payments and obligations regarding the Agreement. Newco, not Rubicon will make the following subsequent and outstanding



RUBICON

payments (the "NewCo Purchase Price") in place of the Rubicon Purchase Price to the Owners:

	Cash
On or before January 17, 2007	**$5,000**
On or before January 17, 2008	**$10,000**
On or before January 17, 2009	**$10,000**
On or before January 17, 2010	**$10,000**
On or before January 17, 2011	**$10,000**

Upon receipt by the Owners of the Purchase Price under either of the Rubicon or NewCo Option payment schedules, Rubicon or NewCo, as the case may be, shall have acquired a 100% registered and beneficial interest in and to the Property.

2) On exercise of its option, Rubicon or NewCo will grant a 2.0% Net Smelter Return Royalty ("NSR") to the Owners on the Property of which a 1.0% NSR (50% of the NSR) will be purchasable by Rubicon or NewCo from the Owners at any time for $1,000,000 (NSR details attached as Schedule B). Rubicon or NewCo have the right of first refusal on the remaining 1.0% NSR.

3) During the currency of the Agreement, Rubicon or NewCo will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon or NewCo sees fit.

4) Rubicon or NewCo may assign, sell, covey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party or any affiliate (as such term is defined in the Securities Act (British Columbia)) at any time.

5) If at any time the Owners elect to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon or NewCo shall be entitled to a right of first refusal in respect thereof.

6) Rubicon or NewCo may at any time have the Property transferred to Rubicon at its sole cost. In the event Rubicon or NewCo elects to terminate the Agreement, Rubicon or NewCo will return the Property to the Owners at no cost to the Owners.

7) There shall be a mutual 1.0 km area of interest on unstaked lands ("Area of Interest" or "AOI") from the Property as defined in Schedule A. Should the Owners map-stake any mineral claims lying wholly within the Area of Interest, those claims shall be offered to Rubicon for the acquisition costs and Rubicon shall have 30 days to make the election of whether or not to include the new claims in the Property. Should Rubicon map-stake any mineral claims lying wholly within the Area of Interest, at its sole discretion, those mineral claims shall become part of the Property at no cost to the Owners. **However, the 1 km AOI as defined in the Purchase and Royalty Letter Agreement between A.S.K. Prospecting & Guiding Inc. and Rubicon Minerals Corporation on the Lake Douglas East Property, NL dated January 17, 2006, shall supercede and take precedence over the AOI defined in Schedule A of this agreement.**

8) Rubicon or NewCo may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX


RUBICON

9) This Agreement shall be open to acceptance until January 20, 2006 at 5:00 PM (Newfoundland time).

10) Rubicon or NewCo may elect to drop any or all mineral licences or mineral claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owners and returning the mineral licences or mineral claims in 60 days good standing.

11) The recorded licence holder shall be entitled to receive all staking security deposits held by the Newfoundland and Labrador Government related to the mineral claims comprising the mineral licences in Schedule A.

12) All data and information provided to the Owners with respect to the Property shall be treated and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

13) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

14) This Agreement supersedes any previous agreements or discussions on the Property and shall be the entire agreement.

15) All reference to dollar amounts contained in this Agreement shall refer to Canadian funds.

16) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

17) If Rubicon or NewCo is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon or NewCo within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon or NewCo has not, within the thirty (30) day period thereafter (the "Rubicon/NewCo Default Period"), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default.

18) Any notice required to be given under this Agreement shall be deemed to be given if delivered or mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by telecopier, in the case of the Owners addressed as follows:

A.S.K. Prospecting and Guiding Inc.
Gambo, NL
A0G 2E0
Fax: (709) 674-4901

And in the case of Rubicon or NewCo addressed as follows:

Mr. Garfield MacVeigh, Chairman of the Board
Suite 1540 - 800 West Pender Street
Vancouver, BC V6E 4A6
Fax: 604-623-3355




This INSTRUMENT is hereby approved
this 8th day of February 20 06 by
for A.W. Taylor
MINISTER OF NATURAL RESOURCES

RUBICON

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed on the third business day after the date of mailing thereof. Either party may from time to time by notice in writing change its address and contact information for the purpose of this section.

19) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

20) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

21) Certain information contained herein about the Owners will be used by Rubicon for making certain filings with stock exchanges and other applicable regulatory authorities and for meeting Rubicon's obligations under securities legislation. By signing this Agreement, the Owners hereby consent to the collection and use of all of the information relating to the Owners contained in this Agreement for the above referenced purposes or as otherwise identified by the applicable regulatory authorities, from time to time.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,
Rubicon Minerals Corporation

J. Garfield MacVeigh
Chairman of the Board

Accepted this 19th day of January, 2006.

DARREN S. HART
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My commission expires on December 31, 2008.

Kevin Keats (authorized signatory for A.S.K. Prospecting & Guiding Inc.)

Allan Keats (authorized signatory for A.S.K. Prospecting & Guiding Inc.)

REGISTERED: this 7th day of Feb. 20 06
In accordance with Sec. 6, the Mineral Act RSNL 1990
Vol. 103 Fol. 46 Receipt No. N/A

MANAGER-MINERAL RIGHTS
(Mineral Claims Recorder)

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

SCHEDULE A

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
A.S.K. PROSPECTING & GUIDING INC.
AND
RUBICON MINERALS CORPORATION
ON THE LAKE DOUGLAS WEST PROPERTY, NL

Property Description

The Property is comprised of 4 mineral licences (90 mineral claims), located on NTS map sheets 12A/07 and 12A/10, Newfoundland, more particularly described as follows:

Mineral Licence No.	No. of Claims	Issue Date	Recorded Holder
11207M	30	August 26, 2005	Hayward Critchley
11210M	30	August 29, 2005	Carl Wade
11678M	29	February 7, 2006	Hayward Critchley
11679M	1	February 7, 2006	Hayward Critchley

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON



Legend
Lake Douglas Licences
1 Km AOI
Other Mineral Licences
NTS Boundary
1 km AOI
Lake Douglas West Property
2000 0 2000 4000 Meters
NAD27 - Zone 21
510000
512000
514000
516000
518000
520000
522000
524000
526000
528000
5374000
5372000
5370000
5368000
5366000
5364000
5362000

Due diligence accepted this 19th day of January, 2006.

By:

J. Garfield MacVeigh, Chairman of the Board
Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

SCHEDULE B

**PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
A.S.K. PROSPECTING & GUIDING INC.
AND
RUBICON MINERALS CORPORATION
ON THE LAKE DOUGLAS WEST PROPERTY, NL**

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the Lake Douglas West Property (the "Property") as contemplated by the Purchase and Royalty Letter Agreement between Rubicon Minerals Corporation and A.S.K. Prospecting and Guiding Ltd. (collectively the "Owners", "Vendors"), dated January 18, 2006 concerning the Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Property; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the Payee to any partition of the Property; or (d) entitle the Payee to any ownership interest in any improvements on the Property, equipment and other personal Property located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX

RUBICON

3. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other Property.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production.** The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the January 18, 2006 Letter Agreement on the Property between Rubicon Minerals Corporation or NewCo and the Owners occurring after January 18, 2006 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.



RUBICON

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Property, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Property. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Property.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of St. John's, at the request of any party pursuant to the provisions of the Arbitration Act (Newfoundland and Labrador), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Arbitration Act (Newfoundland and Labrador). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.



The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006


RUBICON


2007 JUL 13 P 2:31

Mr. Tom Lush
523 Kenmount Road
St. John's, NL
A1B 3N4

CONFIDENTIAL

August 11, 2003

**PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
TOM LUSH
AND
RUBICON MINERALS CORPORATION
ON THE LUSH PROPERTY, NL**

Dear Tom,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to Tom Lush (the "Owner") to allow Rubicon to acquire an undivided 100% interest in two (2) Mineral Licences totaling six (6) mineral claims comprising the Lush Properties (the "Property") located in the Gander area, NTS 2E/2, Newfoundland and detailed in Schedule A.

The Owner represents and warrants to Rubicon that he is the registered and beneficial owner of a 100% interest in the Property, the Property is in good standing with respect to the performance of all obligations applicable under all laws of the Province of Newfoundland, the Property is free and clear of all charges, liens and other encumbrances and he is duly entitled to enter into an agreement on this Property.

The Owner warrants that he will provide Rubicon with all data related to the Property as part of this Agreement.

In exchange for a 100% undivided interest in the Property Rubicon offers the following terms:

1) Rubicon will make the following cash payments totaling $ 35,000 (the "Purchase Price") to the Owner.

Within 10 days of Agreement acceptance date	$ 5,000
On or before August 31, 2004	$ 5,000
On or before August 31, 2005	$10,000
On or before August 31, 2006	$15,000

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

Upon receipt by the Owner of the Purchase Price, Rubicon shall have acquired a 100% registered and beneficial interest in and to the Property.

2) If canc 'led Mineral Licence 8612M is posted by Newfoundland and Labrador Department of Min and Energy for acquisition under the Draw System, Rubicon will assist the Owner on this one time opportunity to acquire the land wholly or partly within the area of cancelled Mineral Licence 8612M ("8612M"). Should Rubicon and the Owner be successful in acquiring 8612M, then it will become part of the Property. If any independent third party acquires 8612M, then Rubicon will be free to acquire 8612M from any independent third party and the Owner will have no interest in 8612M and it will not be part of the Property. Cancelled Mineral Licence 8612M is shown on the map attached as Schedule B.

3) On exercise of its option, Rubicon will grant a 2% Net Smelter Return Royalty ("NSR") to the Owner on the Property of which a 1% NSR (50% of the NSR) will be purchasable by Rubicon from the Owner at any time for $1,000,000 (NSR details are attached as Schedule C). Rubicon has a right of first refusal on the remaining 1% NSR.

4) During the currency of the Agreement, Rubicon will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon sees fit.

5) Rubicon may assign, sell, convey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party at any time.

6) If at anytime the Owner elects to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon shall be entitled to a right of first refusal in respect thereof.

6) Rubicon may at any time request that the Property be transferred to Rubicon at its sole cost. In the event Rubicon elects to terminate the Agreement, Rubicon will return the Property to the Owner at no cost to the Owner.

7) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owner.

8) This Agreement shall be open to acceptance until 4th September, 2003 at 5:00 pm (Newfoundland time).

9) Rubicon may elect to drop any or all mineral licences or minerals claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owner and returning the mineral licences or mineral claims in 60 days good standing.

10) Rubicon shall be entitled to receive all security deposits held by the Newfoundland Government related to the mineral claims comprising the mineral licences in Schedule A providing it performs the required assessment work.

11) All data and information provided to the Owner with respect to the Property shall be treated as and kept confidential. Neither party shall disclose such data or information to third



RUBICON

parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

12) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

13) This Agreement is subject to a satisfactory due diligence examination by Rubicon before September 4th, 2003 of the Property.

14) This Agreement supercedes any previous agreements or discussions on the Property and shall be the entire agreement.

15) All reference to dollar amounts contained in this Agreement shall refer to Canadian funds.

16) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

17) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

18) If Rubicon is in default under the terms of the Agreement, then the Owner shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period), taken reasonable steps to cure the default or dispute the default, then the Owner shall be entitled to seek any remedy it may have on account of such default.

19) Any notice required to be given under this Agreement shall be deemed to be given if delivered or mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by telecopier, in the case of the Owner addressed as follows:

Mr. Tom Lush
523 Kenmount Road
St. John's, NL A1B 3N4

and in the case of Rubicon addressed as follows:

Mr. Michael J. Gray, V.P. Exploration
Suite 888 – 1100 Melville Street
Vancouver, BC V6E 4A6
Fax: 604-623-3355

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed on the third business day after the date of mailing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.



RUBICON

20) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

21) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,

Rubicon Minerals Corporation

J. Garfield MacVeigh –Chairman of the Board

Cc: Michael J. Gray, V.P. Exploration

DARREN HART
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My Commission expires on December 31, 2003.

Accepted this 5 day of September 2003:

Tom Lush

Mona Lewis

MONA LEWIS
A Commissioner for Oaths
In and for the Province of Newfoundland.
My commission expires on December 31, 2007.

This INSTRUMENT is hereby approved this 09th day of Sept 20 03 by
for A.W. Taylor
MINISTER OF MINES AND ENERGY

REGISTERED: this 09th day of Sept. 20 03
In accordance with Sec. 6, the Mineral Act RSNL 1990
Vol. 22 Fol. 28 Receipt No. N/A
MANAGER-MINERAL RIGHTS
(Mineral Claims Recorder)



RUBICON

SCHEDULE A

**TO THAT PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
TOM LUSH
AND
RUBICON MINERALS CORPORATION
ON THE LUSH PROPERTY, NL**

Property Description

The Property is comprised of two Mineral Licences totaling six mineral claims claims located in the Gander area, Newfoundland, NTS 2E/2, more particularly described as follows:

Mineral Licence No.	No. of Claims	Issue Date	Recorded Holder
6821M	2	17 May 1999	Tom Lush
6823M	4	17 May 1999	Tom Lush

Due diligence accepted this 2 day of September, 2003

By: [signature]

J. Garfield MacVeigh –Chairman of the Board

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com


RUBICON

SCHEDULE B

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
TOM LUSH
AND
RUBICON MINERALS CORPORATION
ON THE LUSH PROPERTY, NL

Insert portion of Government Claim Map of showing Mineral Licences 6821M, 6823M & 8612M


6823M
6821M
Cancelled Lic
8612M
Gander
Glenwood

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 . Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE C

TO THAT PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN TOM LUSH AND RUBICON MINERALS CORPORATION ON THE LUSH PROPERTY, NL

NET SMELTER RETURNS

For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the Lush Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Tom Lush (the "Owner", "Vendor"), dated August 11, 2003 concerning the Property.

1. Definition of Net Smelter Returns. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. Certain Characteristics of the Royalty. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development,



RUBICON

production or other operations on the Property; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the Payee to any partition of the Property; or (d) entitle the Payee to any Ownerhip interest in any improvements on the Property, equipment and other personal Property located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.

3. Commingling. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. Stockpiling. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other Property.

5. Calculation and Delivery of Royalty Payments. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. Audit. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. Method of Making and Reporting Payments. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006


RUBICON
COPY

Mr. Robert Stares
& Mr. Sandy Stares
General Delivery
Benton, NFLD
A0G 1C0

CONFIDENTIAL

SENT BY FAX

November 9, 2001

LETTER AGREEMENT BETWEEN
ROBERT STARES & SANDY STARES
AND
RUBICON MINERALS CORPORATION
ON THE STARES PROPERTY

Dear Robert and Sandy,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to Robert Stares and Sandy Stares (the "Owners") to allow Rubicon to acquire 100% interest in 41 claim units (the "Stares Property") located on NTS 2D/16, Newfoundland and detailed in Schedule A. The Owners warrant that they control a 100% interest in the Stares Property and are duly entitled to enter an agreement on this Property.

In exchange for a 100% interest in the Stares Property, Rubicon offers the following terms:

1) Rubicon will make the following cash payments to the Owners:

	C$
On signing + Schedule A due diligence (but no later than November 13, 2002)	12.000
On or before November 15, 2002	15.000
On or before November 15, 2003	20.000
On or before November 15, 2004	25.000
On or before November 15, 2005	50.000

2) Rubicon will make the following share payment to the Owners:

	# Shares
On about November 15th, 2001 pending regulatory approval	50,000
On or about November 15' 2002	50.000
On or about November 15, 2003	50,000
On or about November 15, 2004	50.000

3) Rubicon will agree to work commitments as follows:
By November 15, 2002 $50,000
By November 15, 2003 an additional $100,000 (excess work in the first year may be applied to the second year).

4) Rubicon will grant a 2% NSR to the Owners on the Stares Property.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

5) A 1.0% NSR on the Stares Property will be purchasable by Rubicon from the Owners at any time for C$1,000,000.

6) Rubicon has a first right of refusal on the remaining 1% NSR on the Stares Property.

7) The NSR schedule is attached to this Agreement as Schedule B.

8) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

9) Rubicon may assign this Agreement in part or whole to any third party at any time.

10) Upon completion of the schedule of payments and work commitments contemplated by 1) ,2) and 3) above, Rubicon may request the Stares Property title be transferred to its name at its cost.

11) There shall be a mutual 2 km area of interest ("Area of Interest") from the Stares Property perimeter as at November 9, 2001. If Rubicon map stakes claims in the Area of Interest, they will be subject to the terms of the Agreement but not become part of the Area of Interest.

Rubicon shall receive any of the map-stake deposit funds related to any claims it map-stakes in the area of interest upon completion of assessment work. Should the Owners map-stake claims in the Area of Interest, and Rubicon elects to make the claims part of the Stares Property, Rubicon shall reimburse the Owners for map-staking costs paid to the Newfoundland Government in the Area of Interest.

In the event that Rubicon is able to acquire the Reid Lot for a residual 0.5% or less to the Reid Lot owners then Rubicon will grant a 1.0% NSR to the Owners. In this case a 0.5% interest can be purchased from the owners for Can$500,000. This NSR shall only apply provided Rubicon's agreement concerning the Reid Lot is in good standing. Other third party claims within the Area of Interest will be under no restrictions for either party.

12) This Agreement shall be open to acceptance until November 9, 2001 at 5:00 pm PST.

13) Rubicon may elect to drop any or all claims covered by Schedule A of this Agreement by proving 30 days notice to the Owners and 12 months good standing . At the Owners request, such claims will be transferred to the Owners at Rubicon's cost. For map-staked claims that are added to the property, Rubicon will return them with 60 days good standing.

14) All data and information provided to the Owners with respect to the Property shall be treated as and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

15) Rubicon agrees to hire Stares for prospecting and other services for which they are qualified on the property when such programs are designed, providing the work is done at industry standard daily rates.

16) This agreement is subject to regulatory approval and due diligence of Schedule A.



RUBICON

17) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return one original to Rubicon.

Yours sincerely,

per. (D. ADAMSON)

Michael J. Gray
V.P Exploration
Rubicon Minerals Corporation

Accepted this 9 day of NOV 2001:

Robert Stares

~~Sandy~~ Stares
ALEX

Cc: David Adamson, President.



RUBICON

SCHEDULE A

TO THE LETTER AGREEMENT BETWEEN
ROBERT STARES & ALEXANDER STARES
AND
RUBICON MINERALS CORPORATION
ON THE STARES PROPERTY

The Stares Property is comprised of map-staked claims located in the Mining District of Gander Lake, Province of Newfoundland, more particularly described as follows:

MAP LICENCE #	# CLAIMS	ISSUE DATE	NTS
8300M	13	3 December 2001	2D16
7327M	10	6 March 2000	2D16
7317M	3	18 February 2000	2D16
7309M	5	14 February 2000	2D16
7318M	2	14 February 2000	2D16
0813M	13	14 May 1999	2D16

Due Diligence completed and accepted this 13th day of November, 2001

Michael J. Gray
VP Exploration

Rubicon Minerals Corporation
Suite 888 - 1100 Melville Street, Vancouver, B.C., Canada
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com

FAX COPY



RUBICON

SCHEDULE B

**TO THE LETTER AGREEMENT BETWEEN
ROBERT STARES & SANDY STARES
AND
RUBICON MINERALS CORPORATION
ON THE STARES PROPERTY**

NET SMELTER RETURNS

The following constitutes the terms and conditions with respect to the calculation and payment of the 2% Net Smelter Returns Royalty (the "Royalty") payable in connection with the Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Robert Stares and Sandy Stares (the "Owners", "Vendors"), dated November 9, 2001 concerning the Stares Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Property, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Property; (b) entitle the Payee to grant to third parties



RUBICON

leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the Payee to any partition of the Property; or (d) entitle the Payee to any ownership interest in any improvements on the Property, equipment and other personal property located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.

3. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other property.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. Audit. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of



RUBICON

the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the property governed by the Agreement as defined in the November 9, 2001 Letter Agreement on the Stares Property between Rubicon Minerals Corporation and the Owners occurring after November 9, 2001 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Property, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Property. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Property.

(3) **Advance Royalty Payments**. Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Subordination**. The payment of any amount pursuant to this Royalty shall be paramount to and have priority over the payment of any amount pursuant to any other existing royalty with respect to the Property.

11. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for


RUBICON

arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.



RUBICON

SCHEDULE C

TO THE LETTER AGREEMENT BETWEEN
ROBERT STARES & SANDY STARES
AND
RUBICON MINERALS CORPORATION
ON THE STARES PROPERTY

MAP OF THE REID LOT

ROBERT
STARES
LIC.
7327M
ROBERT STARES
LIC. 7327M
ROBERT
STARES
LIC. 6815M
A.
B
F.
REID
LOT
14
13
12
11



RUBICON

October 14, 2004

Mr. Robert Stares
& Mr. Alexander Stares
General Delivery
Benton, NL
A0G 1C0

SENT BY FAX

Dear Robert and Alexander:

RE: Amendment to the Letter Agreement between Robert Stares and Alexander Stares (the "Owners) and Rubicon Minerals Corporation ("Rubicon") on the Stares Property dated November 9, 2001 (the "Agreement")

As discussed, this is to amend the 2005 and 2005 cash and share option payment terms (the "Amended Terms") from those outlined in the Agreement.

1) Rubicon will make the following amended cash payments to the owners:

On or before November 15, 2004	$15,000 (previously $25,000)
On or before November 15, 2005	$60,000 (previously $50,000)

2) Rubicon will make the following amended share payments to the owners:

On or before November 15, 2004	20,000 shares (previously 50,000 shares)
On or before November 15, 2005	30,000 shares (previously 0 shares)

All other terms of the Agreement remain unchanged.

By signing below, the Owners acknowledge and agree to the Amended Terms.

Yours sincerely,
Rubicon Minerals Corporation

J. Garfield MacVeigh
Chairman of the Board

Agreed to and acknowledged this 15 day of October, 2004.

Robert Stares

Alexander Stares

NF406.04.04.001

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com



RUBICON

November 11, 2005

Mr. Robert Stares
& Mr. Alexander Stares
General Delivery
Benton, NL
A0G 1C0

RE: Second Amendment to the Letter Agreement between Robert Stares and Alexander Stares (the "Owners") and Rubicon Minerals Corporation ("Rubicon") on the Stares Property dated November 9, 2001 (the "Agreement")

Dear Robert and Alexander:

As discussed, this is to amend the 2005 cash and share option payment terms (the "Amended Terms") from those outlined in the Letter Agreement between Robert Stares and Alexander Stares (the "Owners") and Rubicon Minerals Corporation ("Rubicon") on the Stares Property dated November 9, 2001 (the "Agreement") and the Amendment to the Letter Agreement between Robert Stares and Alexander Stares (the "Owners") and Rubicon Minerals Corporation ("Rubicon") on the Stares Property dated October 14, 2004 (the "First Amendment").

The amended terms are subject to the following:

Only in the event that Rubicon should "spin-off" its Newfoundland land holdings into a new company through a Plan of Arrangement or other similar corporate procedure or transaction, herein referred to as "NewCo" then, NewCo shall assume all obligations regarding the Agreement and the Amended terms presented below. Otherwise the agreement shall be deemed as terminated and subsequent notification will be given to that affect.

The Amended terms are as follows:

1) NewCo, not Rubicon, will make the following amended cash payments to the owners:

On or before **June 15, 2006** **$15,000**
On or before **November 15, 2006** **$15,000** (previously $60,000 by November 15, 2005)

2) NewCo, not Rubicon, will make the following amended share payments to the owners:

On or before **June 15, 2006** **50,000** shares of NewCo, not Rubicon
On or before **November 15, 2006** **50,000** shares of NewCo, not Rubicon (previously 30,000 shares by November 15, 2005)

This amendment supersedes and replaces terms outlined in the Agreement and the First Amendment.

All other terms of the Agreement remain unchanged.

By signing below, the Owners acknowledge and agree to the Amended Terms presented herein.

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

Yours sincerely,
Rubicon Minerals Corporation

Per: ____________________
David A. Copeland
Exploration Manager

Agreed to and acknowledged this 12 day of December, 2005.

Robert Stares

Alexander Stares

GERALDINE KELLY
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My Commission expires on December 31, 2008.

This INSTRUMENT is hereby approved this 21 day of Feb 20 06 by
for H Wraylor.
MINISTER OF NATURAL RESOURCES

REGISTERED: this 9th day of Feb. 20 06
In accordance with Sec. 6, the Mineral Act RSNL 1990
Vol. 23 Fol. 47 Receipt No. N/A
MANAGER-MINERAL RIGHTS
(Mineral Claims Recorder)

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

June 15, 2006

Mr. Robert Stares
& Mr. Alexander Stares
General Delivery
Benton, NL
A0G 1C0

RE: Third Amendment to the Letter Agreement between Robert Stares and Alexander Stares (the "Owners") and Rubicon Minerals Corporation ("Rubicon") on the Stares Property dated November 9, 2001 (the "Agreement")

Dear Robert and Alexander:

As discussed, this is to amend the 2006 cash and share option payment terms (the "Amended Terms") from those outlined in the Letter Agreement between Robert Stares and Alexander Stares (the "Owners") and Rubicon Minerals Corporation ("Rubicon") on the Stares Property dated November 9, 2001 (the "Agreement") and the Amendment to the Letter Agreement between Robert Stares and Alexander Stares (the "Owners") and Rubicon Minerals Corporation ("Rubicon") on the Stares Property dated October 14, 2004 (the "First Amendment") as well as the Second Amendment to the Letter Agreement between Robert Stares and Alexander Stares (the "Owners") and Rubicon Minerals Corporation ("Rubicon") on the Stares Property dated November 11, 2005 (the "Second Amendment").

The amended terms are subject to the following:

> Only in the event that Rubicon should "spin-off" its Newfoundland land holdings into a new company through a Plan of Arrangement or other similar corporate procedure or transaction, herein referred to as Paragon Minerals Corporation ("Paragon"; previously referred to as "NewCo") then, Paragon shall assume all obligations regarding the Agreement and the Amended terms presented below. Otherwise the agreement shall be deemed as terminated and subsequent notification will be given to that affect.

The Amended terms are as follows:

1) Paragon, not Rubicon, will make the following amended cash payments to the owners:

On or before **September 1, 2006**	**$15,000** (previously June 15, 2006)
On or before **November 15, 2006**	**$15,000** (previously $60,000 by November 15, 2005)

2) Paragon, not Rubicon, will make the following amended share payments to the owners:

On or before **September 1, 2006**	**50,000** shares of Paragon, not Rubicon (previously June 15, 2006)
On or before **November 15, 2006**	**50,000** shares of Paragon, not Rubicon (previously 30,000 shares by November 15, 2005)

This amendment supersedes and replaces terms outlined in the Agreement and the First and Second Amendments.

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

All other terms of the Agreement remain unchanged.

By signing below, the Owners acknowledge and agree to the Amended Terms presented herein.

Yours sincerely,
Rubicon Minerals Corporation

Per: ______________________
David A. Copeland
Exploration Manager

Agreed to and acknowledged this 5 day of ~~June~~ July, 2006.

______________________ Robert Stares

______________________ Alexander Stares

July 5/06

F. BESSIE O'GRADY
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My commission expires on December 31, 2011.

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006



GOLDEN PROMISE PROPERTY AGREEMENT

THIS AGREEMENT made the 1st day of May, 2006.

BETWEEN:

RUBICON MINERALS CORPORATION of Suite 1540, 800 Pender Street, Vancouver, British Columbia, V6C 2V6

(the "Optionor")

AND:

CROSSHAIR EXPLORATION & MINING CORP. of Suite 1240, 1140 West Pender Street, Vancouver, BC, V6E 4G1

("Crosshair")

WHEREAS:

A. The Optionor, is the beneficial owner of the mining claims described in Schedule A as known as the Golden Promise Property (the "Property") consisting of an aggregate 10 mineral licences containing 1424 mineral claims, located in the Province of Newfoundland and Labrador.

B. The Optionor, entered into agreements attached as Schedules B, C, D and E herein (the "Underlying Agreements") with various optionors (collectively, the "Interest Holders") to acquire 100% right, title and interest in an aggregate 260 mineral claims, included in the total claims described in A above.

C. The Optionor desires to option an interest in the Property to Crosshair and Crosshair is desirous of optioning an interest in the said Property upon the terms and subject to the conditions herein contained.

D. The Optionor has offered to Crosshair to earn a 60% interest in the Property and, after having earned such interest, to participate with the Optionor in forming a joint venture operation for the purposes of further exploring and developing such Property.

NOW THEREFORE in consideration of the premises and of the mutual covenants and provisos herein contained, the parties hereto agree as follows:

1. Grant of Option

In order for Crosshair to exercise the option (the "Option") and earn a 60% interest in the Property, Crosshair must, over the four year period (the "Option Period") commencing on the date (the "Execution Date") of signing of this Agreement by both parties, carry out $4,000,000 in exploration expenditures on the Property, issue 80,000 common shares of Crosshair (the "Shares") and maintain all Underlying Agreements on the Property, all as more particularly described below.

2. Work Expenditures

In order to keep the Option in good standing, Crosshair shall, in addition to the payments aggregating 80,000 Shares set forth in section 3 hereof, incur during the Option Period, not less than $4,000,000 in Eligible Exploration Expenditures (defined below) on the Property as follows:

a. $750,000 on or before the first anniversary of the Execution Date (as a firm and binding commitment);

b. an additional $900,000 on or before the second anniversary of the Execution Date;

c. an additional $1,100,000 on or before the third anniversary of the Execution Date; and

d. an additional $1,250,000 on or before the fourth anniversary of the Execution Date.

Any expenditures above the minimum annual work expenditures may be carried forward to subsequent years.

The expenditure requirements in year two, three and four are optional only (but nonetheless required to keep the Option in good standing) and, accordingly, unlike the $750,000 expenditure requirement in year one, are not firm and binding commitments of Crosshair.

For greater certainty, eligible exploration expenditures ("Eligible Exploration Expenditures") shall be defined as all exploration expenditures and all property filing fees, including all reasonable technical reporting requirements.

Crosshair will act as operator in respect of all exploration programs on the Property throughout the term of this Agreement, subject to the Optionor's right to manage the exploration programs until the first anniversary of the Execution Date in accordance with the Management Contract attached as Schedule "F" hereto.

3. Share Payments

In order to keep the Option in good standing, Crosshair shall, in addition to the $4,000,000 in Eligible Expenditures set forth in section 2 hereof make, during the Option Period, the following Share payments to Optionor:

a. 20,000 Shares within five business days of the Execution Date;

b. 20,000 Shares on or before the first anniversary of the Execution Date;

c. 20,000 Shares on or before the second anniversary of the Execution Date; and

d. 20,000 Shares on or before the third anniversary of the Execution Date.

In lieu of making any or all of the payments in Shares in 3(b), 3(c), or 3(d) above, Crosshair may elect to make cash payments of $30,000 (on the basis of $1.50 cash in lieu of each Share).

4. Covenants of Crosshair

During the currency of this Agreement, Crosshair shall:

a. carry out and record work for assessment purposes and as required to maintain the Property in good standing and will file all property work for assessment purposes up to a maximum of ten years assessment credits; and making all other payments which may be necessary in that regard;

b. carry out exploration work on the Property in a good and workmanlike manner in accordance with good practice in the Canadian Mining industry, in compliance with applicable laws.

5. Covenants of the Optionor

The Optionor covenants with and represents and warrants to Crosshair that:

a. the Optionor has the authority to enter into this Agreement;

b. each of the mineral claims comprising the Property has been duly and validly located and recorded in accordance with the applicable laws of Newfoundland and are valid and subsisting mineral claims as of the date of execution and delivery of this Agreement;

c. the Property is in good standing, free and clear of all liens, charges and encumbrances;

d. the entering into of this Agreement does not violate any of the terms or conditions of the Underlying Agreements;

e. to the Optionor's knowledge, the Interest Holders are the beneficial and registered or recorded holder of a 100% undivided interest in the Property;

f. the Underlying Agreements are in good standing in all respects (including with respect to payments to be made thereunder) in full force and effect and unamended;

g. the Optionor is not in default, and is not aware of the Interest Holders being in default of any covenant or agreement arising under or by virtue of the Underlying Agreements;

h. the Underlying Agreements each constitute the entire agreement between the Optionor and the respective Interest Holders;

i. the Optionor has not transferred or encumbered or agreed to transfer or encumber the Underlying Agreements or all or any of its right, title or interest in or to the Underlying Agreements, except as provided for in this Agreement;

j. the Optionor has the exclusive right and authority to enter into this Agreement and to dispose of the Property in accordance with the terms hereof, and that no other person, firm or corporation has any proprietary or other interest in the same;

k. to the best of the Optionor's knowledge, information and belief, any and all previous work conducted on the Property was conducted in compliance with all applicable laws;

l. during the currency of the Option, and while the Optionor is contractor, the Optionor shall, subject to the provisions of section 2, 3 and 10 hereof requiring Crosshair not to be in default under the Option, do all things necessary to maintain the rights to the Property and, except as provided in section 12, shall not divest, discharge or allow any claim, lease or interest in the Property to lapse without the express prior written consent of Crosshair;

m. the Optionor will promptly provide Crosshair with any and all notices and correspondence from government agencies or the Interest Holders in regard to the Property, work conducted on the Property, or the Underlying Agreements; and

b. carry out exploration work on the Property in a good and workmanlike manner in accordance with good practice in the Canadian Mining industry, in compliance with applicable laws.

5. Covenants of the Optionor

The Optionor covenants with and represents and warrants to Crosshair that:

a. the Optionor has the authority to enter into this Agreement;

b. each of the mineral claims comprising the Property has been duly and validly located and recorded in accordance with the applicable laws of Newfoundland and are valid and subsisting mineral claims as of the date of execution and delivery of this Agreement;

c. the Property is in good standing, free and clear of all liens, charges and encumbrances;

d. the entering into of this Agreement does not violate any of the terms or conditions of the Underlying Agreements;

e. to the Optionor's knowledge, the Interest Holders are the beneficial and registered or recorded holder of a 100% undivided interest in the Property;

f. the Underlying Agreements are in good standing in all respects (including with respect to payments to be made thereunder) in full force and effect and unamended;

g. the Optionor is not in default, and is not aware of the Interest Holders being in default of any covenant or agreement arising under or by virtue of the Underlying Agreements;

h. the Underlying Agreements each constitute the entire agreement between the Optionor and the respective Interest Holders;

i. the Optionor has not transferred or encumbered or agreed to transfer or encumber the Underlying Agreements or all or any of its right, title or interest in or to the Underlying Agreements, except as provided for in this Agreement;

j. the Optionor has the exclusive right and authority to enter into this Agreement and to dispose of the Property in accordance with the terms hereof, and that no other person, firm or corporation has any proprietary or other interest in the same;

k. to the best of the Optionor's knowledge, information and belief, any and all previous work conducted on the Property was conducted in compliance with all applicable laws;

l. during the currency of the Option, and while the Optionor is contractor, the Optionor shall, subject to the provisions of section 2, 3 and 10 hereof requiring Crosshair not to be in default under the Option, do all things necessary to maintain the rights to the Property and, except as provided in section 12, shall not divest, discharge or allow any claim, lease or interest in the Property to lapse without the express prior written consent of Crosshair;

m. the Optionor will promptly provide Crosshair with any and all notices and correspondence from government agencies or the Interest Holders in regard to the Property, work conducted on the Property, or the Underlying Agreements; and

n. within 10 days of execution of this Agreement the Optionor shall make available to Crosshair all available technical data, geotechnical reports, maps, digital files and other data with respect to the Property in the Optionor's possession or control, including drill core (which Crosshair may log and sample).

The representations and warranties of the Optionor herein before set out form a part of this Agreement and are conditions upon which Crosshair has relied in entering into this Agreement and shall survive the acquisition of the Property by Crosshair.

6. Termination

Crosshair may elect to terminate this Agreement at any time after the Execution Date provided Crosshair has made the payment of 20,000 Shares required under section 3(a) and fulfilled the firm commitment under section 2(a) to incur not less than $750,000 on or before the first anniversary date of the Execution Date, by providing 30 days written notice to Optionor providing Crosshair agrees to be bound by the terms of this Agreement including those specifically in paragraph 7.

If this Agreement terminates prior to exercise of the Option, Crosshair will:

a. fund 100% of the costs of such reclamation, rehabilitation, restoration or abandonment work as may be required to be performed under applicable laws to the day of such termination or to make such other provision therefor as is acceptable to Optionor, acting reasonably; and

b. return all claims with a minimum of 100 days good standing regarding assessment work before the next assessment work anniversary date.

If Crosshair fails to meet any of the obligations set out in section 2, 3 and 10, in order to keep the Option in good standing, the Optionor shall deliver a notice to Crosshair specifying such failure and Crosshair shall have 30 days following receipt of such notice to make such payments or incur such Eligible Exploration Expenditure (or the applicable portion thereof or to pay the Optionor an amount equal to the applicable portion of such payment or Eligible Exploration Expenditure) or otherwise remedy such default. If Crosshair fails to make such payment or meet such Eligible Exploration Expenditures or otherwise remedy such default within thirty (30) days of Crosshair being notified by the Optionor, Crosshair shall be in default of the Option and shall forfeit all interest and rights in the Property and this Agreement.
In the event that Crosshair fails to meet the terms or conditions of this Agreement, the Optionor may as reasonably required seek remedy for any expenditures or loss incurred as a result of the default.

7. Dropping Claims

Crosshair shall, at any time during the Option Period on or after the completion of the first year exploration expenditures, be permitted to drop up to 50% of the mineral claims comprising the Golden Promise Property. To do so, it must provide written notice of its intention to drop the claims to the Optionor who shall then have a right for a period of 60 days to acquire the claims. Crosshair further agrees that any dropped claims will be returned to the Optionor with a minimum of 100 days good standing regarding assessment work before the next assessment work anniversary date.

8. Transfer of Property

a. Upon written request by Crosshair, the Optionor shall deliver to Crosshair in a timely manner duly executed transfers of the appropriate interest in the licenses forming the Property.

b. Crosshair shall be entitled to record such transfers at its own cost with the appropriate government office to effect legal transfer of such interest in the Property into the name of Crosshair, provided that Crosshair shall hold such interest in the Property subject to the terms of this Agreement, it being understood that the transfer of such legal title to Crosshair prior to the exercise of the Option is for administrative convenience only.

c. In the event of such transfer of licenses, Crosshair will provide all relevant claim information, including but not limited to any notices relating to the required payments, assessment work, or pending notices on such claims or licenses, in a timely manner to the Optionor while the Optionor is operator.

9. NSR Buy Down

Upon Crosshair earning an interest in the Property, Crosshair will also earn an equivalent interest in the right of Optionor to buy down any of the net smelter returns royalties granted in the Underlying Agreements.

10. Underlying Agreements

Crosshair acknowledges and agrees to be bound by the terms of the Underlying Agreements during the Option Period and to make the cash payments under the Underlying Agreements required to keep the Underlying Agreements in good standing. Any payments in shares required to be made under the Underlying Agreements will be made by the Optionor.

All monies that are held as security deposits with the Newfoundland Government as of the date of this Agreement will be refunded to Optionor upon filing of the required assessment work.

For Government grants received for work on the Property, as funded by Crosshair, such reimbursement cheques shall be paid to Crosshair.

11. Area of Interest

There shall be a prior area of interest (the "Prior Area of Interest") that is the same as that described in the Underlying Agreements. There shall also be, for the purposes of this Agreement, an area of interest ("AOI") that shall include all property within 2km from the outer boundary of the Property, as constituted at the date hereof.

If either party acquires property within the AOI or Prior Area of Interest, whether by map staking or through a third party, then the acquiring party shall offer the property to the other party for inclusion in the Property subject to the terms of this Agreement. If Crosshair acquires any such property during the Option Period, then those costs will be credited towards Eligible Exploration Expenditures. If the Optionor acquires property within the AOI or Prior Area of Interest during the Option Period and Crosshair accepts such property as part of the Property with written notice, then Crosshair shall pay and/or reimburse to the Optionor 100% of the acquisition costs, which shall be credited towards Eligible Exploration Expenditures.

The acquiring party shall offer the property within thirty (30) days of formal acquisition to the other party in writing for inclusion in the Property and the other party shall have thirty (30) days from the date of written notice by the acquiring party to accept the acquired property for inclusion in the Property. For greater certainty, if the other party does not accept the offer in writing within thirty (30) days, the other party shall be deemed not to have accepted the inclusion of the acquired property for inclusion into the Property.

For greater certainty, in the event that the 2 km AOI as defined in the Victoria Lake Property Agreement between Rubicon Minerals Corporation and International Lima Resources Corp. (now Crosshair) on the Victoria Lake Property, NL dated February 14, 2003, overlaps with the AOI defined in this section 11 and shown in Schedule A of this agreement, the Victoria Lake Property Agreement AOI shall supercede and take precedence.

Formal acquisition shall be the issuance date of a licence or licences for a staking application or the date when an option agreement is fully executed.

12. Assignment

This Agreement shall inure to the benefit of and be binding upon each party's assigns and successors.

In the event that either party wishes to assign or sell its interest in this Agreement or the Property, then such party shall offer the other party the right of first offer on its interest. Such right shall be exercisable within 30 days of either party receiving written notification from the other party of its intention to sell its interest ("Offered Interest").

However, notwithstanding any other term in this Agreement, in the event that either party should "spin off" their Newfoundland land holdings into a new company ("NfCo") through Plan of Arrangement or other similar corporate procedure or transaction, then such party may assign this Agreement to NfCo without the other party's consent upon the condition that NfCo undertakes in writing to be bound by this Agreement. Crosshair hereby acknowledges that the Optionor is proposing such corporate reorganization as is outlined in its news release dated November 21, 2005

For greater certainty, nothing contained in the provisions of this section 12 shall prevent any party from entering into any corporate reorganization, merger, amalgamation, takeover bid, plan of arrangement, or any other such corporate transaction which has the effect of, directly or indirectly, selling, assigning, transferring, or otherwise disposing of all or a part of the Offered Interest.

13. Formal Agreement and Joint Venture

In the event that Crosshair fulfills the requirements of the Option and thereby earns an undivided 60% right, title and interest in and to the Property, Crosshair and the Optionor will be deemed to have formed a joint venture with the initial participating interests therein being Crosshair 60% and the Optionor 40%. The parties agree to use their reasonable best efforts to complete a formal Joint Venture agreement prior to the end of the Option Period. The formal agreement would include but not be limited to the above terms and shall include those terms and items contemplated in Schedule G. In the event that such contemplated formal agreement is not completed, this Agreement shall remain in force and effect and the provisions set out in Schedule G shall govern the Joint Venture.

14. Confidentiality

The parties agree to keep all information pertaining to this Agreement and all data and information concerning the Property confidential unless required by regulatory or similar related disclosure. Subject to applicable law, both Optionor and Crosshair agree to provide the other with a minimum of 48 hours to review any news releases pertaining to this Agreement or the Property. Each party shall be permitted to make comments on each release, and the other party agrees to take such comments into account before issuing any release.

15. Reports

If at any time during the Option Period the Optionor is not the contractor for the exploration programs, Crosshair shall, as Operator, provide monthly summary technical and accounting reports to Optionor. While the Optionor is contractor, it shall furnish monthly summary reports and accounting reports to Crosshair.

16. Notice

Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered or if mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by prepaid telegram or by telecopier, in the case of the Optionor addressed as follows:

Suite 1540 – 800 West Pender Street
Vancouver, British Columbia, V6C 2V6
Attention: Michael Vande Guchte
Telephone No.: 604.623.3333
Fax: 604.623.3355
Email: mikevg@rubiconminerals.com

and in the case of Crosshair addressed as follows:

Suite 1240, 1140 West Pender Street
Vancouver, BC, V6E 4G1
Attention: Mark J. Morabito, President
Telephone No.: 604.681.8030
Fax: 604.681.8039
Email: mark@crosshairexploration.com

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed, or telegraphed, on the third business day after the date of mailing or telegraphing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

17. Counterparts

This Agreement, notices and future amendments, if any, associated with it may be signed by facsimile in as many counterparts as may be required.

18. Arbitration

Any dispute or conflict between the parties concerning this Agreement which cannot be settled by them shall be submitted firstly to a mutually agreeable mediator who will have no authority to bind the parties and, in the event that mediation efforts are unsuccessful, to a single arbitrator pursuant to the provisions of the ***Commercial Arbitration Act (British Columbia)*** or, if the parties cannot agree upon a single arbitrator, to three arbitrators, one appointed by Crosshair, one appointed by the Optionor and a third appointed by the arbitrators appointed by Crosshair and the Optionor. Arbitration proceedings shall take place in Vancouver, British Columbia, at such place that the arbitrator or arbitrators shall determine.

19. Prior Agreements

This Agreement supersedes and replaces all prior agreements between the parties hereto with respect to the Property, which said prior agreements shall be deemed to be null and void upon the execution hereof.

20. Governing Law

This Agreement will be interpreted in accordance with the laws of the Province of British Columbia and will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns

IN WITNESS WHEREOF the parties hereto have hereunto executed these presents as of the day and year first above written.

RUBICON MINERALS CORPORATION

Authorized Signatory

J. Garfield MacVeigh
Chairman of the Board

CROSSHAIR EXPLORATION & MINING CORP.

Authorized Signatory

Schedule A

Golden Promise Property Claims

Licence #	# of Claims	NTS	Sec Deposit	Renewal Date	Report Due	Expenditures Required
8904M	6	12A/16	$ 0.00	9 July 2007	7 September 2006	$600.93 by 09 July 2006
8947M	22	12A/16	$ 0.00	19 July 2007	18 Sept 2006	$3,834.18 by 19 July 2006
11017M	112	12A/16	$ 0.00	18 Dec 2008	16 Feb 2007	$29,340.19 by 18 Dec 2006
11028M	256	12A/16	$ 0.00	21 June 2007	21 Aug 2007	$85,929.15 by 21 June 2008
11029M	256	12A/16	$ 0.00	21 June 2007	21 Aug 2006	$80,698.88 by 21 June 2008
11033M	256	02D/13-12A/16	$ 0.00	21 June 2007	21 Aug 2006	$99,928.62 by 21 June 2008
11034M	217	12A/16	$ 0.00	21 June 2007	21 Aug 2006	$94,636.18 by 21 June 2009
11057M	42	12A/16	$0.00	28 Oct 2009	27 Dec 2006	$5,398.54 by 28 Oct 2006
11062M	147	12A/16	$ 0.00	19 July 2007	18 Sept 2006	$49,502.14 by 19 July 2006
11347M	110	02D/13	$ 0.00	4 October 2007	5 Dec 2006	$30,441.58 by 04 October 2006
TOTAL:	1424					

Schedule A

Golden Promise Property Claims


460000
465000
470000
475000
480000
485000
490000
495000
500000
5370000
5365000
5360000
5355000
5350000
5345000
N
5000
0
5000 Meters
Legend
OB Property Outline
Golden Promise Property Licences
Mercer Golden Promise AOI (3 km)
NTS Map Sheets
Roads
Rivers and Streams
Lakes and Ponds

Schedule B

Underlying Agreement

May 22, 2002 Letter Agreement
between William Mercer and Rubicon Minerals Corporation
on the Golden Promise Property



RUBICON

Mr. William Mercer
Box 182
Badger, Newfoundland
A0H 1A0

CONFIDENTIAL

SENT BY FAX
709.539.2524

May 22, 2002

LETTER AGREEMENT BETWEEN
WILLIAM MERCER
AND
RUBICON MINERALS CORPORATION
ON THE GOLDEN PROMISE PROPERTY

Dear William,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to William Mercer (the "Owner") to allow Rubicon to acquire 100% interest in 3 mineral licences (the "Golden Promise Property", the "Property") located on NTS 12A16, Newfoundland and detailed in Schedule A. The Owner warrants that he controls a 100% interest in the Property and is duly entitled to enter into an agreement on this Property.

The Owner warrants that he will provide Rubicon with all data related to the Property as part of this Agreement. The Owner acknowledges that Rubicon has contributed map-staked claims to the Property as specified in Schedule A.

In exchange for a 100% interest in the Property, Rubicon offers the following terms:

1) Rubicon will make the following cash and share payments to the Owner:

	C$	Shares
On signing (after regulatory approval)	15,000	0
On or before June 1, 2003	40,000	20,000
On or before June 1, 2004	50,000	30,000
On or before June 1, 2005	50,000	50,000
On or before June 1, 2006	75,000	0

2) Rubicon will grant a 2.0% Net Smelter Return ("NSR") to the Owners on the Property for which a 1.0% NSR will be purchasable by Rubicon from the Owners at any time for $1,000,000 (NSR details are attached as Schedule B) which may be purchased for $500,000 for 0.5% each. Rubicon has a right of first refusal on the remaining 1.0% NSR.

3) Rubicon will make annual advance royalty payments of $20,000 to the Owners starting on June 1, 2007. These advance royalty payments shall be deductible from future Net Smelter Return royalties.



RUBICON

4) During this Agreement, Rubicon shall receive all map-staking security deposit monies from the Owner upon filing assessment work to recoup these costs for any claims staked by Rubicon.

5) There shall be a mutual area of interest ("Area of Interest") of 3 kilometres (subject to any pre-existing areas of influence), from the perimeter of the Property (Schedule A), on unstaked lands. Should Rubicon map-stake within the Area of Interest, at its sole discretion, those claims shall become part of the Property at no cost to the Owner. Should the Owner map-stake in the Area of Interest, these claims shall be offered to Rubicon for the map-staking costs paid to the Newfoundland Government (which costs shall be in turn recouped from the Newfoundland Government by Rubicon by filing the necessary assessment work). Rubicon shall have 30 days to make the election of whether or not to include the new claims from the Owner.

6) Rubicon may assign this Agreement in part or whole to any third party at any time.

7) Upon completion of the schedule of payments as contemplated by 1) above, Rubicon may request the Property title be transferred to its name at its cost.

8) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owner.

9) This Agreement shall be open to acceptance until May 22, 2002 at 9:00pm Vancouver time.

10) Rubicon may elect to drop any or all claims covered by Schedule A of this Agreement by providing 30 days notice to the Owner and returning the claims in 90 days good standing from the date of notice.

11) All data and information provided to the Owner with respect to the Property shall be treated as and kept confidential unless it is in the public domain. The Owner shall not disclose such confidential data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by Rubicon.

12) This Agreement is subject to regulatory approval and due diligence of Schedule A.

13) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

14) This Agreement supercedes any previous agreements or discussion on the Property and shall be the entire agreement.

15) All references to dollars in this Agreement shall be in Canadian dollars unless otherwise specified.

16) This Agreement may be signed in counterparts and/or by facsimile, as required.



RUBICON

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return one original to Rubicon.

Yours sincerely,

Per: [signature]

Michael J. Gray
VP Exploration
Rubicon Minerals Corporation

Cc: David Adamson, President and J. Garfield MacVeigh, Chairman of the Board

Michael J. Gray executed this agreement in my presence this 8th day of August, 2002.

[signature]

DON COLLIE
Barrister and Solicitor
DAVIS & COMPANY
2800 - 666 Burrard Street
Vancouver, BC V6C 2Z7

Accepted this 22nd day of May, 2002

[signature]
William Mercer

DORA WELLS
A Commissioner for Oaths in and for the Province of Newfoundland. My commission expires December 31, 2004.

Dora Wells

This INSTRUMENT is hereby approved this 14th day of Aug. 20 02 by
[signature]
MINISTER OF MINES AND ENERGY

REGISTERED: this 15th day of Aug 20 02
In accordance with Sec. 6, the Mineral Act RSN 1990
Vol. 31 Fol. 7 Receipt No. N/A
[signature]
MINERAL CLAIMS RECORDER



RUBICON

SCHEDULE A

**TO THE LETTER AGREEMENT BETWEEN
WILLIAM MERCER
AND
RUBICON MINERALS CORPORATION
ON THE GOLDEN PROMISE PROPERTY**

Property Description

The Golden Promise Property is comprised of map-staked claims located in the Exploits River area, Province of Newfoundland, more particularly described as follows:

MAP LICENCE #	# UNITS	ISSUE DATE	RECOREDED HOLDER	NTS
8864M	12	June 25/02	Nfld Dimension Stone	12A/16
8859M	12	June 21/02	Nfld Dimension Stone	12A/16
8868M	168	June 25/02	Rubicon Minerals Corporation	12A/16

Due diligence accepted this 26th day of July, 2002.

By:

Michael J. Gray
VP Exploration, Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street, Vancouver, BC CANADA V6E 4A6
Tel: 604.623.3333 Toll free: 866.365.4706 Fax: 604.623.3333 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com



RUBICON

SCHEDULE B

TO THE LETTER AGREEMENT BETWEEN WILLIAM MERCER AND RUBICON MINERALS CORPORATION ON THE GOLDEN PROMISE PROPERTY

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the 2.0% Net Smelter Returns Royalty (the "Royalty") payable in connection with the Golden Promise Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and William Mercer (the "Owner", "Vendor"), dated May 22, 2002 concerning the Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Claims, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Claims, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Claims, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Claims which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Claims as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Claims; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Claims; (c) entitle the Payee to any partition of the Claims; or (d) entitle the Payee to any ownership interest in any improvements on the Claims, equipment and other personal Claims located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Claims.



RUBICON

3. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Claims, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Claims at such place or places as it may elect, either upon the Claims or upon other Claims.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Claims. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Claims, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the May 22, 2002 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owner occurring after May 22, 2003 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by

MAR-31-2006 16:37 FROM RUBICON MINERALS TO Mike VG P.07



RUBICON

a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Claims, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Claims. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Claims.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

First Amendment to the Letter Agreement Dated May 22, 2002 between William Mercer and Rubicon Minerals Corporation

THIS FIRST AMENDMENT is made and entered into as of July 17, 2003, between Rubicon Minerals Corporation ("Rubicon") and William Mercer (the "Owner").

WHEREAS, Rubicon and the Owner heretofore entered into that certain Letter Agreement dated May 22, 2002 (the "Agreement"); and

WHEREAS, Rubicon and the Owner wish to make this first amendment to the Agreement to clarify certain properties or interests owned or under the control of the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. That section 7) in the Agreement shall be amended by adding a sentence to state the following:

   "Rubicon may at any time request that the Property be transferred to Rubicon at its sole cost during the option period. Upon such transfer, Rubicon shall hold title to the Property in trust and subject to this Agreement. If Rubicon or the third party elect to terminate the Agreement, the Property shall be returned to the Owner at no cost to the Owner.

2. The portions of mineral licences that have been map-staked by Rubicon that lie within the three (3) km Area of Interest as set out in section 5) of the Agreement are described as Schedule C shall become the "Area of Interest Claims" and are further described in Schedule D. Both Schedule C and Schedule D are attached hereto and made part of the Agreement.

3. That section 17) shall be added to the Agreement as follows:

   "If Rubicon is in default under the terms of the Agreement, then the Owner shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period), taken reasonable steps to cure the default or dispute the default, then the Owner shall be entitled to seek any remedy it may have on account of such default."

   "In the event Rubicon enters into an agreement with a third party (the "Third Party") concerning the Mercer Licences, and remains in default of the Agreement, following the Rubicon Default Period, then the Owner shall provide additional written notice to the Third Party specifying the default. The third party shall have an additional thirty (30) days (the "Third Party Default Period") to remedy or dispute the default. If no reasonable steps are taken to

cure the default or dispute the default by the Third Party, then the Owner shall be entitled to seek any remedy it may have on account of such default."

"Rubicon or its assigns will not lose any rights during the period when in good faith they are or have disputed the notice of default."

4. That section 18) shall be added to the Agreement as follows:

"This Agreement shall enure to the benefit of and be binding upon their respective successors and assigns."

Except as hereinabove amended, all terms and conditions of the Agreement shall remain unchanged and the Agreement is in full force and effect.

In witness whereof, the parties hereto have caused this First Amendment to the Agreement to be duly executed by its authorized representative as of the date first set forth above.

Rubicon Minerals Corporation

Per: [signature]

Title: President & CEO

Accepted this 29 day of July, 2003

[signature]

William Mercer

Second Amendment to the Letter Agreement Dated May 22, 2002 between William Mercer and Rubicon Minerals Corporation

THIS SECOND AMENDMENT is made and entered into as of July 27, 2003, between Rubicon Minerals Corporation ("Rubicon") and William Mercer (the "Owner").

WHEREAS, Rubicon and the Owner heretofore entered into that certain Letter Agreement dated May 22, 2002 (the "Agreement"); and

WHEREAS, Rubicon and the Owner wish to make this second amendment to the Agreement to clarify certain properties or interests owned or under the control of the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. That the NSR provision of the Agreement shall apply to those claims described hereunder (the "Annexed Claims") but the Annexed Claims shall not form part of the Area of Interest as defined in the Agreement.

Annexed Claims Description

From a starting point at 568000E, 5425000N,
then 3000 meters south to 568000E, 5422000N,
then west (approximately 815m) to the 3km AOI boundary,
then northwest following the 3km AOI boundary to 565000E, 5423000N,
then 2000 meters north to 565000E, 5425000N,
then 3000 meters east to starting point at 568000E, 5425000N.

Coordinate descriptions for the Annexed Claims (above) are in NAD 27 UTM coordinates. The Annexed Claims are contiguous with the Area of Influence as defined in the Agreement and form part of mineral licences 8950M and 9105M. For greater clarification the annexed claims are shown on Schedule A to this Second Amendment to the Agreement.

2. The Owner acknowledges that the Area of Influence shall remain as described in the Agreement and that the Owner has no right, nor claim to any right, pertaining to any of the claims or licences outside of the Area of Influence, whether or not staked, or owned, or optioned by Rubicon and whether or not existing as of the date of this Amendment, except as granted herein.

Except as hereinabove amended, all terms and conditions of the Agreement shall remain unchanged and the Agreement is in full force and effect. This Amendment shall enure to the benefit of, and be binding upon, their respective heirs and successors.

In witness whereof, the parties hereto have caused this Second Amendment to the Agreement to be duly executed by its authorized representative as of the date first set forth above.

Rubicon Minerals Corporation

Per: [signature]
Title: President + CEO

Accepted this 29 day of July, 2003

[signature]
William Mercer

Third Amendment to the Letter Agreement Dated September 1, 2003
between William Mercer and Rubicon Minerals Corporation

THIS THIRD AMENDMENT is made and entered into as of September 1, 2003, between Rubicon Minerals Corporation ("Rubicon") and William Mercer (the "Owner").

WHEREAS, Rubicon and the Owner heretofore entered into that certain Letter Agreement dated May 22, 2002, as amended by a first amending agreement dated July 17, 2003 and a second amending agreement dated July 27, 2003 (the "Agreement");

WHEREAS, Rubicon and the Owner wish to make this third amendment to the Agreement to provide for the immediate issuance and delivery into escrow of 80,000 common shares of Rubicon.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. That Section 1 in the Agreement be amended by adding the following paragraph to the end of the Section:

> "Provided that, the Owner and Rubicon hereby agree that the 30,000 common shares to be issued on or before June 1, 2004 and the 50,000 common shares to be issued on or before June 1, 2005 shall be issued in the name of the Owner and delivered into escrow as soon as practicable after August 28, 2003 pursuant to an escrow agreement among the parties and a mutually acceptable escrow agent. Such escrow agreement shall provide for the release of the shares to the Owner in the amounts and on or before the dates specified above, upon notification provided to the Escrow Agent by Rubicon, unless Rubicon terminates the Agreement pursuant to Section 8, in which case all remaining escrowed shares shall be returned to Rubicon. The escrow agreement shall contain such further terms and conditions as are acceptable to the parties.

NF420.04.04.001

Except as hereinabove amended, all terms and conditions of the Agreement shall remain unchanged and the Agreement is in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to the Agreement to be duly executed by its authorized representative as of the date first set forth above.

Rubicon Minerals Corporation

Per: ______________________

Title: Chairman of the Board

Accepted this 1st day of September, 2003

____
William Mercer

VANSOL Library:532452.1 (Word)

Schedule C

Underlying Agreement

July 11, 2003 Royalty Letter Agreement
between Allan Keats and Rubicon Minerals Corporation
on Three Angle Pond Property, NL



RUBICON

Mr. Allan Keats
General Delivery
Benton, NL
A0G 1C0

CONFIDENTIAL

July 11, 2003

**ROYALTY LETTER AGREEMENT BETWEEN
ALLAN KEATS
AND
RUBICON MINERALS CORPORATION
ON THREE ANGLE POND PROPERTY, NL**

Dear Al,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer the following terms in this Royalty Letter Agreement (the "Agreement") to Allan Keats ("Keats") in consideration of Keats assistance to Rubicon in acquiring mineral licence 8949M comprising the Three Angle Pond Property, (the "Property") located in the Badger area, NTS 12A/16, Newfoundland and is detailed in the attached Schedule A.

Keats acknowledges that Rubicon owns a 100% recorded and beneficial interest in the Property.

Keats warrants that he will provide Rubicon with all data related to the Property as part of this Agreement.

1) Rubicon shall grant a one (1)% Net Smelter Return Royalty ("NSR") to the Owner on the Property of which a 0.5% NSR (50% of the NSR) will be purchasable by Rubicon from the Owner at any time for $250,000 (NSR details are attached as Schedule B). Rubicon has a right of first refusal on the remaining 0.5% NSR.

2) Rubicon shall pay the Owner a one time cash payment of $1,000 should ten (10) drill holes be completed by Rubicon on the Property. Each drill hole must exceed the length of 15 metres. Should Rubicon drill an aggregate of fifty (50) drill holes on the Property, Rubicon shall make a second one time cash payment of $5,000 to the Owner.

3) If a bankable feasibility study is completed on the Property, Rubicon shall pay the Owner a one time cash payment of $25,000 on completion of this study.

4) If the Property is sub-optioned, then Rubicon will pay the Owner 10% of the option cash payments Rubicon receives from the sub-optionee. If the Property forms a part of a larger property sub-option agreement, then the Owner shall receive a pro rata share of the cash payments based on the Property size with respect to the entire sub-optioned property.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

5) Rubicon may assign, sell, convey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party at any time.

6) If at anytime the Owner elects to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon shall be entitled to a right of first refusal in respect thereof.

7) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owner and shall transfer the Property to the Owner at no cost to the Owner.

8) Rubicon may elect to drop the mineral licence or any minerals claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owner and returning the mineral licence or mineral claims in 60 days good standing.

9) If Rubicon is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default. In the event Rubicon enters into an agreement with a third party (the "Third Party") concerning the Property, and remains in default of the Agreement, following the Rubicon Default Period, then the Owners shall provide additional written notice to the Third Party specifying the default. The Third Party shall have an additional thirty (30) days (the "Third Party Default Period") to remedy or dispute the default. If no reasonable steps are take to cure the default or dispute the default by the Third Party, then the Owners shall be entitled to seek any remedy it may have on account of such default. Rubicon or its assigns will not lose any rights during the period when in good faith they are or have disputed the notice of default.

10) Rubicon shall be entitled to receive all security deposits held by the Newfoundland Government related to the mineral claims comprising the mineral licences in Schedule A providing it performs the required assessment work.

11) All data and information provided to the Owner with respect to the Property shall be treated as and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or consented to by the other party.

12) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

13) This Agreement supercedes any previous agreements or discussions on the Property and shall be the entire agreement.

14) All reference to dollar amounts contained in this Agreement are referenced to Canadian funds.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



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15) This Agreement will be closed and binding upon completion and execution in the space provided below.

16) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

17) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

18) This Agreement shall be open to acceptance until 6 August, 2003 at 5:00 pm (Newfoundland time).

19) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,

Rubicon Minerals Corporation

J. Garfield MacVeigh
Chairman of the Board

Cc: Michael J. Gray
V.P. Exploration

Accepted this 5 day of August, 2003:

Allan Keats

DARREN HART
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My Commission expires on December 31, 2003.



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SCHEDULE A

TO THAT PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN ALLAN KEATS AND RUBICON MINERALS CORPORATION ON THE THREE ANGLE POND PROPERTY, NL

Property Description

The Three Angle Pond Property is comprised of one mineral licence totaling sixty-two mineral claims claims located in the Electoral District of 14 Grand Falls-Buchans, NTS 12A/16, Province of Newfoundland, more particularly described as follows:

LICENCE NO.	CLAIMS	ISSUE DATE	RECORDED HOLDER
8949M	62	July 19, 2002	Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE B

TO THAT PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN ALLAN KEATS AND RUBICON MINERALS CORPORATION ON THE THREE ANGLE POND PROPERTY, NL

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the Badger Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Al Keats (the "Owner", "Vendors"), dated July 11, 2003 concerning the Property.

1. Definition of Net Smelter Returns. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Property, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. Certain Characteristics of the Royalty. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Property; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the



RUBICON

Payee to any partition of the Property; or (d) entitle the Payee to any Ownership interest in any improvements on the Property, equipment and other personal Property located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.

3. Commingling. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. Stockpiling. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other Property.

5. Calculation and Delivery of Royalty Payments. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. Audit. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. Method of Making and Reporting Payments. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.



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8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the July 11, 2003 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owner occurring after July 11, 2004 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties.**

(1) No Obligation. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Property, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) Hedging. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Property. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Property.

(3) Advance Royalty Payments. Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. Arbitration. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



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further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com

Schedule D

Underlying Agreement

August 4, 2003 Purchase and Royalty Letter Agreement
between Al Keats, Kevin Keats and Peter Dimmell
and Rubicon Minerals Corporation
on the Tom Joe Property, NL

&

Termination Notice of the Tom Joe Agreement



RUBICON

Mr. Al Keats,
General Delivery
Benton, NL
A0G 1C0

Mr. Kevin Keats
P.O. Box 70,
Gambo, NL
A0G 2E0

Peter Dimmell
56 Carpasian Rd.
St. John's, NL
A1B 2R2

CONFIDENTIAL

August 4, 2003

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN AL KEATS, KEVIN KEATS & PETER DIMMELL AND RUBICON MINERALS CORPORATION ON THE TOM JOE PROPERTY, NL

Dear Al, Kevin and Peter,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to Al Keats, Kevin Keats and Peter Dimmell (collectively the "Owners") to allow Rubicon to acquire 100% undivided interest in six mineral claims comprising the Tom Joe Property, (the "Property") located in the Tom Joe Brook area, NTS 12A/16, Newfoundland covering mineral licence 4932M and detailed in Schedule A.

The Owners represent and warrant to Rubicon that they own a 100% recorded and beneficial interest in the Property, the Property is free and clear of all charges, liens and other encumbrances and they are duly entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Agreement.

In exchange for a 100% undivided interest in the Property, Rubicon offers the following terms:

1) Rubicon will make the following cash payments totaling $ 49,000 (Canadian) to the Owners (1/3 portion to each of the Owners):

On signing	$ 5,000 (paid October 2, 2002)
On or before Sept 19, 2003	$ 8,000
On or before Sept 19, 2004	$12,000
On or before Sept 19, 2005	$24,000

2) Upon the Owners receipt of the cash payments totaling $49,000, Rubicon shall have acquired a 100% registered and beneficial interest in and to the Property.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax 604.623.3355 E-mail: rubicon@rubiconminerals.com



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3) On exercise of its option, Rubicon will grant a 2.5% Net Smelter Return Royalty ("NSR") to the Owners on the Property for which a 1.5% NSR (60% of the NSR) will be purchasable by Rubicon from the Owners at any time for $1,500,000 (NSR details are attached as Schedule B). The NSR is also purchasable for $500,000 for each 0.5% NSR. Rubicon has a right of first refusal on the remaining 1.0% NSR.

4) Rubicon shall grant the Owners an additional 1% NSR as defined in the attached Schedule B, (the "Surrounding NSR") on any mineral claims staked by Rubicon and lying wholly within two (2) kilometers from the outside boundary of the mineral licence 4932M, (the "Area of Interest"), but excludes any mineral claims lying within pre-existing areas of interest agreed to by Rubicon with other parties. Rubicon shall have no obligations to maintain or hold the mineral claims within the Area of Interest. Rubicon shall have the right to purchase 0.5% of the Surrounding NSR for $500,000 and shall have the right of first refusal on the remaining Surrounding NSR.

5) During the currency of the Agreement, Rubicon will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon sees fit.

6) Rubicon may assign, sell, convey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party at any time.

7) If at anytime the Owners elect to sell, convey, transfer or otherwise dispose of all or any portion of their interest in the Agreement or Property, Rubicon shall be entitled to a right of first refusal in respect thereof.

8) Rubicon may at any time request that the Property be transferred to Rubicon at its cost. In the event Rubicon elects to terminate the Agreement, Rubicon will return the Property to the Owners at no cost to the Owners.

9) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

This Agreement shall be open to acceptance until 15 August, 2003 at 5:00 pm PST.

Rubicon may elect to drop any or all mineral licences or mineral claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owners and returning the mineral claims in 90 days good standing.

Rubicon shall be entitled to receive all security deposits held by the Newfoundland Government related to the mineral claims in Schedule A and any mineral claims acquired within the Area of Interest providing it performs the required assessment work.

13) All data and information provided to the Owners with respect to the Property shall be treated as and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.




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The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

This Agreement is subject to the due diligence of Schedule A.

This Agreement supercedes any previous agreements or discussions on the Property and shall be the entire agreement.

If Rubicon is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default. In the event Rubicon enters into an agreement with a third party (the "Third Party") concerning the Property, and remains in default of the Agreement, following the Rubicon Default Period, then the Owners shall provide additional written notice to the Third Party specifying the default. The Third Party shall have an additional thirty (30) days (the "Third Party Default Period") to remedy or dispute the default. If no reasonable steps are take to cure the default or dispute the default by the Third Party, then the Owners shall be entitled to seek any remedy it may have on account of such default. Rubicon or its assigns will not lose any rights during the period when in good faith they are or have disputed the notice of default.

18) All reference to dollar amounts contained in this Agreement are referenced to Canadian funds.

19) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

20) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

21) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

22) This Agreement may be signed by facsimile if required in as many counterparts as may be required.



RUBICON

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,
Rubicon Minerals Corporation

Per:
Title: Chairman of the Board

Cc: J. Garfield MacVeigh –Chairman of the Board

DARREN HART
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My Commission expires on December 31, 2003.

Accepted this 5 day of August, 2003:

Al Keats

Kevin Keats

Peter Dimmell

JAMES P. HINCHEY
A Commissioner for Oaths in and for the Province of Newfoundland.
My commission expires on December 31 2008.

This INSTRUMENT is hereby approved this 11th day of August 20 03 by
for AW Taylor
MINISTER OF MINES AND ENERGY

REGISTERED: this 11th day of Aug. 20 03
In accordance with Sec. 6, the Mineral Act RSNL 1990
Vol. 30 Fol. 216 Receipt No. N/A

MANAGER-MINERAL RIGHTS
(Mineral Claims Recorder)

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE A

TO THE LETTER AGREEMENT DATED AUGUST 4, 2003 BETWEEN AL KEATS, KEVIN KEATS & PETER DIMMELL AND RUBICON MINERALS CORPORATION ON THE TOM JOE PROPERTY, NL

Property Description

The Tom Joe Property is comprised of six claims located in the Electoral District of 14 Grand Falls-Buchans, NTS 12A/16, Province of Newfoundland, more particularly described as follows:

LICENCE NO.	CLAIMS	ISSUE DATE	RECORDED HOLDER
4932M	6	10 June 1996	Kevin Keats

Due diligence accepted this 5th day of August, 2003

By:

J. Garfield MacVeigh, Chairman
Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



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SCHEDULE B

TO THE LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE TOM JOE PROPERTY,NL

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the Tom Joe Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Al Keats, Kevin Keats and Peter Dimmell (the "Owners", "Vendors"), dated August 4, 2003 concerning the Property.

1. Definition of Net Smelter Returns. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. Certain Characteristics of the Royalty. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Property; (b) entitle the Payee to grant to third parties



RUBICON

leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the Payee to any partition of the Property; or (d) entitle the Payee to any ownership interest in any improvements on the Property, equipment and other personal Property located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.

3. Commingling. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. Stockpiling. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other Property.

5. Calculation and Delivery of Royalty Payments. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. Audit. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. Method of Making and Reporting Payments. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of



RUBICON

the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. Commercial Production

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the August 4, 2003 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owners occurring after January 8, 2004 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. Additional Agreements of the Parties.

(1) No Obligation. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Property, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) Hedging. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Property. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Property.

(3) Advance Royalty Payments. Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. Arbitration. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so



RUBICON

selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com

MAY-01-2006 15:40 FROM RUBICON MINERALS TO ADMIN P.44

APR-11-2006 14:12 FROM RUBICON MINERALS TO Mike VG P.01



RUBICON

August 17, 2005

Allan Keats
Genral Delivery
Benton, NL
A0G 1C0

Kevin Keats
P.O. Box 10
Gambo, NL
A0G 2E0

Peter Dimmell
56 Carpasian Rd.
St. John's, NL
A1B 2R2

CONFIDENTIAL

RE: Termination of the Purchase and Royalty Letter Agreement between Al Keats, Kevin Keats & Peter Dimmell and Rubicon Minerals Corporation on the Tom Joe Property, NL

Dear Al, Kevin and Peter:

It is with regret that Rubicon Minerals Corporation ("Rubicon") has decided to terminate the **Purchase and Royalty Letter Agreement between Al Keats, Kevin Keats & Peter Dimmell and Rubicon Minerals Corporation on the Tom Joe Property, NL** dated August 4, 2003 (the "Agreement"), as contemplated under section 9 of the Agreement. An original notice was sent via email from David Copeland, dated August 17, 2005 at ~~11:00~~ 11:45 AM (NT), notifying the property vendors of the plans to terminate the Agreement. An original signed document will be forwarded by express post.

These claims (licence 4932M) are being returned in more than 90 days good standing as outlined in section 9 of the Agreement. This licence is in good standing until June 10, 2007.

Kindly acknowledge receipt of this termination notice by each signing and returning the enclosed copy of this letter. Please have a notary public witness your signature prior to returning the letter.

Yours sincerely,

David Copeland, Exploration Manager (Newfoundland)

RUBICON MINERALS CORPORATION

Per: [signature]
Authorized Signatory

Notice of receipt acknowledged this 23rd day of August, 2005

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com
VSE:RMX



RUBICON

Per: [signature]
Al Keats

Per: [signature]
Kevin Keats

Per: [signature]
Peter Dimmell

Cc: Garfield MacVeigh, Chairman of the Board
Steve House, Project Geologist and Land Manager

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com
VSE.RMX

Schedule E

Underlying Agreement

June 14, 2004 Purchase and Royalty Letter Agreement
between Stephen Courtney and Newfoundland & Labrador Minerals Ltd.
and Rubicon Minerals Corporation
on the OB Property, NL

RUB ICON

Mr. Stephen Courtney
10 Main Street West Extension
Grand Falls-Windsor, NL
A2B 1J8

And

Newfoundland & Labrador Minerals Ltd.
P.O. Box 11, Site 7, R.R.# 1 Placentia, NL
AOB 2YO

CONFIDENTIAL

June 14, 2004

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEIN
STEPHEN COURTNEY AND NEWFOUNDLAND & LABRADOR MINERALS LTD.
AND
RUBICON MINERALS CORPORATION
ON THE OB PROPERTY, NL

Dear Stephen and George,

Rubicon Minerals Corporation ("Rubicon") Is pleased to offer option terms in this Letter Agreement (the "Agreement") to Stephen Courtney and Newfoundland & Labrador Minerals Ltd. (the "Owners") to allow Rubicon to acquire an undivided 100% Interest *in* one (1) Mineral licence totaling six (6) mineral claims comprising the OB Property (the "Property") located south-southwest *of* Badger, NTS 12A116, Newfoundland and detailed in Schedule A.

The Owners represent and warrant to Rubicon that they *are* the registered and beneficial owners *of* a 100% Interest In the Property, the Property is in good standing with respect to the performance *of* all obligations applicable under all laws *of* the Province *of* Newfoundland and Labrador, the Property Is *free* and clear *of* all charges, liens and other encumbrances and they are duty entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part *of* this Agreement.

In exchange for a 100% Interest in the Property Rubicon offers the following terms:

1)

Rubicon will make the following cash payments totaling $35,000 (the "Purchase Price") to the Owners:

Within 10 days *of* Agreement acceptance date	$5,000
On or before June 14, 2005	$5,000
On or before June 14, 2006	$10.000
On or before June 14, 2007	$15,000

Upon receipt by the Owner *of* the Purchase Price, Rubicon shall have acquired a 100% registered and beneficial interest in and to the Property.



RUBICON

2) On exercise of its option, Rubicon will grant a 2% Net Smelter Return Royalty ("NSR") to the Owner on the Property of which a 1% NSR (50% of the NSR) will be purchasable by Rubicon from the Owners at any time for $1,000,000 (NSR details are attached as Schedule B). Rubicon has a right of first refusal on the remaining 1% NSR.

3) No Area of Interest is implied or granted on lands surrounding the property outlined in Schedule A or any other ground held by Rubicon or it's partners.

4) During the currency of the Agreement, Rubicon will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon sees fit.

5) Rubicon may assign, sell, convey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party at any time.

6) If at any time the Owners elect to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon shall be entitled to a right of first refusal in respect thereof.

7) Rubicon may at any time request that the Property be transferred to Rubicon at its sole cost. In the event Rubicon elects to terminate the Agreement, Rubicon will return the Property to the Owners at no cost to the Owners.

8) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

9) This Agreement shall be open to acceptance until June 21, 2004 at 5:00pm (Newfoundland time).

10) Rubicon may elect to drop any or all mineral licences or mineral claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owners and returning the mineral licences or mineral claims in 60 days good standing.

11) Rubicon shall be entitled to receive all security deposits held by the Newfoundland and Labrador Government related to the mineral claims comprising the mineral licences in Schedule A providing it performs the required assessment work.

12) All data and information provided to the Owner with respect to the Property shall be treated and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

13) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

14) This Agreement is subject to satisfactory due diligence examination of the Property by Rubicon before June 21, 2004.

15) This Agreement supersedes any previous agreements or discussions on the Property and shall be the entire agreement.

16) All reference to dollar amounts contained in this Agreement shall refer to Canadian funds.

17) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.



RUBICON

18) If Rubicon is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period"), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default.

19) Any notice required to be given under this Agreement shall be deemed to be given if delivered or mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by telecopier, in the case of the Owners addressed as follows:

Mr. Stephen Courtney
10 Main Street West Extension
Grand Falls-Windsor, NL
A2B 1J8

And in the case of Rubicon addressed as follows:

Mr. Michael J. Gray, VP Exploration
Suite 888 - 1100 Melville Street
Vancouver, BC V6E 4A6
Fax: 604-623-3355

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed on the third business day after the date of mailing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

20) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

21) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,
Rubicon Minerals Corporation

J. Garfield MacVeigh, Chairman of the Board

Cc: Michael J. Gray, VP Exploration

Accepted this ____ day of June, 2004:

RUBICON

STEPHEN COURTNEY

NOTARY PUBLIC

NEWFOUNDLAND & LABRADOR MINERALS LTD.

NOTARY PUBLIC

Fred A. Whelan
Notary Public for Newfoundland
Box 53, Jerseyside, P. Bay
Nfld. A0B 2G0



RUBICON

SCHEDULE A

**TO THE PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
STEPHEN COURTNEY AND GEORGE LANNON
AND
RUBICON MINERALS CORPORATION
ON THE OTTER BROOK PROPERTY, NL**

Property Description

The Property is comprised of one Mineral Licence totaling six (6) mineral claims located south – southwest of Badger, Newfoundland, NTS 12A/16, more particularly described as follows:

Mineral Licence No.	No. of Claims	Issue Date	Recorded Holder
8904M	6	July 9, 2002	Stephen Courtney

Due diligence accepted this ____ day of June, 2004.

By:

J. Garfield MacVeigh, Chairman of the Board
Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street, Vancouver, BC Canada V6E 4A6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX

RUBICON

SCHEDULE B

TO THE PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN STEPHEN COURTNEY AND GEORGE LANNON AND RUBICON MINERALS CORPORATION ON THE OB PROPERTY, NL


Badger
OTTER BROOK PROPERTY
5 0 5 Kilometers

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street, Vancouver, BC Canada V6E 4A6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX

RUBICON

SCHEDULE C

TO THE PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN STEPHEN COURTNEY AND NEWFOUNDLAND AND LABRADOR MINERALS LTD. AND RUBICON MINERALS CORPORATION ON THE OB PROPERTY, NL

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the OB Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Stephen Courtney and Newfoundland & Labrador Minerals Ltd. (the "Owners", "Vendors"), dated June 14, 2004 concerning the Property.

1. Definition of Net Smelter Returns. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendors (the "Payee") on any precious metals produced or sold from the Claims, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Claims, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Claims, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. Certain Characteristics of the Royalty. The Payee's interest in the Royalty is a non-participating interest in the Claims which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Claims as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Claims; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Claims; (c) entitle the Payee to any partition of the Claims; or (d) entitle the Payee to any ownership interest in any improvements on the Claims, equipment and other personal Claims located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Claims.



3. Commingling. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Claims, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the



RUBICON

time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Claims at such place or places as it may elect, either upon the Claims or upon other Claims.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Claims. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Claims, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the June 14, 2004 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owners occurring after June 14, 2005 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Claims, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Claims.

Rubicon Minerals Corporation
Suite 888 - 1100 Melville Street, Vancouver, BC Canada V6E 4A6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Claims.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street, Vancouver, BC Canada V6E 4A6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX

Schedule F

Management Contract

MANAGEMENT CONTRACT

THIS AGREEMENT made as of the 1st day of May, 2006

BETWEEN:

CROSSHAIR EXPLORATION & MINING CORP.
1240 – 1140 West Pender Street
Vancouver, BC, V6E 4G1

(hereinafter called the "Corporation")

-and -

RUBICON MINERALS CORPORATION
1540 – 800 West Pender Street
Vancouver, BC V6C 2V6

(hereinafter called the "Contractor")

WHEREAS:

A. The Corporation and the Contractor are parties to the property agreements listed in Schedule A, and such other agreements as may later be added to Schedule A and become subject to the terms of this agreement (the "Property Agreements"), by the terms of which the Contractor granted the Corporation the option to acquire certain interests in the mineral properties that are subject to the terms of the Property Agreements (the "Properties");

B. The Corporation has agreed to appoint the Contractor as Manager to conduct exploration programs on the Properties and the parties have agreed to set forth herein the terms upon which that will occur.

WITNESSETH that in consideration of the payments to be made by the Corporation and of the premises and mutual promises and agreements herein contained, the parties hereto agree as follows:

1.0 APPOINTMENT

1.1 The Corporation hereby appoints the Contractor to act as an independent contractor with overall management responsibility for carrying out an exploration program (the "Work") on the Properties as described herein and on the terms set out in Schedule "A" hereto, and as directed by the Corporation. The Contractor hereby accepts such appointment and covenants to forthwith commence and complete the Work in accordance with this Agreement.

1.2 The Contractor will be entitled to act as the Contractor under this Agreement until it resigns or is terminated in accordance with this Agreement.

2.0 DUTIES OF THE CONTRACTOR

2.1 Subject to the terms of this Agreement, the Contractor shall have the following powers and duties:

(a) the Contractor will conduct, manage, direct and control Work on the Properties and will prepare and present to the Corporation proposed Programs and Budgets for Work on the Properties as provided in Section 4;

(b) the Contractor will implement the decisions, policies and plans of the Corporation, shall make all expenditures necessary to carry out adopted programs and will promptly advise the Corporation if it does not receive sufficient funds to carry out its responsibilities under this Agreement;

(c) the Contractor will use commercially reasonable efforts to:

(i) purchase or otherwise acquire all materials, supplies, equipment, water, utility and transportation services required for operations, such purchases to be made on the best terms available, taking into account all of the circumstances;

(ii) obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions; and

(iii) keep the Properties free and clear of all encumbrances, except those existing on the date of this Agreement, or workers', mechanics' or material men or construction liens which shall be released or discharged in a diligent manner or such other encumbrances specifically approved by the Corporation;

(d) the Contractor will:

(i) apply for and maintain all necessary permits, licenses and approvals;

(ii) comply with all applicable laws, rules and regulations of a governmental authority having jurisdiction over the Work;

(iii) promptly notify the Corporation of any allegations of material violation thereof; and

(iv) prepare and file all reports or notices required for or as a result of Work carried out on the Properties; and

(v) carry out the Work hereunder with due diligence and in accordance with the approved Programs and Budgets.

(e) the Contractor shall keep and maintain, separate and apart from its other books and accounts and records, good and complete books of account and records pertaining to the Work and the management and operation of the Properties and its performance as Contractor hereunder, on an individual basis for each Property on which Work is being conducted, including but not limited to:

(i) copies of all geological, geophysical, geochemical, drilling, metallurgical and engineering records and reports;

(ii) maps, drawings, surveys and other records, including title records, relating to or describing the Properties and all Work thereon or in respect thereof;

(iii) all licences, approvals, consents and permits given by governmental authorities and all reports and correspondence relating thereto; and

(iv) detailed books of account and records as will properly reflect, on an accrual basis and otherwise in accordance with customary cost accounting practices in the mining industry, all transactions of the Contractor in relation to the management of Work on the Properties and the performance of its duties hereunder, including those duties for which it will seek reimbursement hereunder,

in a central location known to the Corporation, and make such books and accounts and records available to the Corporation or its duly authorized agents and representatives at all reasonable times for inspection, audit and/or reproduction. All such books and accounts and records, unless otherwise authorized by the Corporation in writing, shall be maintained by the Contractor and not destroyed;

(f) The Contractor shall keep the Corporation advised of all Work by submitting to the Corporation in writing the following information as soon as it is available to the Contractor:

(i) progress reports delivered within five Business Days after the end of each month, which include summaries of Work and statements of expenditures and comparisons of such expenditures to the adopted budget;

(ii) monthly summaries of data acquired delivered within five Business Days after the end of each month;

(iii) a copy of any reports concerning Work;

(iv) a detailed final report within 60 days after completion of each Program and Budget, which shall include comparisons between actual and budgeted expenditures and comparisons between the objectives and results of Programs; and

(v) a copy of such other reports as the Corporation may reasonably request.

Items (i) through (iii) of this subsection 2.1(f) shall be submitted by the Contractor as it prepares them in the normal course of business. The Contractor shall forthwith communicate to the Corporation concurrently any information that is material to the Work. At all reasonable times the Contractor shall provide the Corporation or its representative, upon request, access to, and the right to inspect and copy, all maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records and other information acquired in the Work that has not been provided pursuant to items (i) through (v) of this subsection 2.1(f); such

information will be provided to the Corporation as a charge to the expenditures in connection with the Work. In addition, the Contractor shall allow the Corporation upon written request (which request shall not be unreasonably denied), at the latter's sole risk and expense, and subject to reasonable safety regulations, to inspect the Work at all reasonable times, so long as the Corporation does not unreasonably interfere with operations;

(g) The Contractor shall prepare for presentation to and the approval of the Corporation, and implement and enforce, appropriate occupational health and workplace safety, sustainability and environmental protection and compliance policies and plans and such other policies and plans as the Corporation shall deem appropriate or prudent; and

(h) The Contractor shall undertake all other activities reasonably necessary to fulfill the foregoing.

3.0 STANDARD OF CARE

3.1 The Contractor shall conduct all Work in a good, workmanlike and efficient manner using the skill and judgement, and exercising such degree of care and skill as would reasonably be exercised by an experienced geological contractor carrying on operations of the nature and scope of the Work on the Properties, all in accordance with: (a) prevailing mining industry standards and practices; (b) all applicable laws; (c) the terms of all leases, licenses, permits, contracts and other agreements pertaining to Properties; and (d) applicable occupational health and work place safety, environmental protection and compliance policies.

4.0 PROGRAMS AND BUDGETS

4.1 Unless otherwise provided herein, Work shall be completed and expenses shall be incurred only pursuant to approved Programs and Budgets. In this Agreement:

"Program" means a description in reasonable detail of Work to be conducted and objectives to be accomplished by the Contractor on behalf of the Corporation in respect of each Property for a calendar year or any other period as determined jointly by the Corporation and the Contractor; and

"Budget" means a detailed estimate of all costs to be incurred and expenditures to be made by the Contractor with respect to a Program and a schedule of cash advances to be made by the Corporation.

4.2 The Contractor shall propose a Program each year for each Property on which Work will be conducted entailing:

(a) the exploration operations to be carried out by the Contractor during the ensuing year, including geological mapping, geochemical sampling, geophysical surveys, drilling, underground or surface drilling, bulk sampling, and other work carried out to ascertain the existence, location, quantity, characteristics, and quality of deposits on the Properties; and

(b) development operations, that may entail in-depth drilling, test mining, and other such work expended toward developing deposits on the Properties, but does not encompass,

by itself, construction, operation, maintenance, and attendant activities designed to bring a mine on any of the Properties into production in reasonable commercial quantities.

4.3 (a) Proposed Programs and Budgets shall be prepared and submitted by the Contractor to the Corporation for review and consideration. Each Program shall be accompanied by and shall include a corresponding Budget and shall designate precisely the area on which Work is to be performed, describe the Work to be performed and state the estimated period of time required to perform the Work.

(b) Each Budget shall be prepared in reasonable detail and shall, as near as is practicable, show the estimated expenditures for each calendar quarter covered by the Budget period.

(c) Within 30 days after the Contractor submits a proposed Program and Budget to the Corporation, the Corporation shall submit to the Contractor notice that the Corporation (i) approves of the Program and Budget or (ii) proposed modifications to the proposed Program and Budget, including detailed specific objections regarding the proposed Program and Budget. If the Corporation fails to give either of the foregoing responses within the allotted time, the failure shall be deemed an approval by the Corporation of the proposed Program and Budget. If the Corporation makes a timely submission to the Contractor proposing modifications to the proposed Program and Budget then the parties shall meet within the following 30 days to consider the proposed modifications and seek to develop a complete Program and Budget acceptable to both parties. If the parties cannot so agree then the Program and Budget to be adopted will be that proposed by the Corporation.

(d) Each adopted Program and Budget, regardless of length, shall be reviewed at least quarterly at a meeting (either in person or by telephone conference call) of the Contractor and the Corporation. During the period encompassed by any Program and Budget and at least 90 days prior to its expiration, a proposed Program and Budget for the succeeding period shall be prepared by the Contractor and submitted to the Corporation.

4.4 The Contractor's monthly Budget reports required by subsection 2.1(f)(i) of this Agreement will report on actual expenditures incurred for the previous month and for the year-to-date and will compare the forecast expenditures for the year to the budgeted expenditures for the year. If at the end of each year for each Program the actual expenditures for the year exceed budgeted expenditures by more than 10%, then the amount of the Budget overrun up to and including 10% shall be borne by the Corporation and the excess over 10% shall be for the sole account of the Contractor.

5.0 ACCOUNTS AND SETTLEMENTS

5.1 On the basis of an adopted Program and Budget, the Contractor will submit to the Corporation, at least five Business Days in advance of when payment is required, a notice setting forth a billing for estimated cash requirements (including GST) for the following approximate one month period. The Corporation shall advance to the Contractor the estimated amount on the required date. The Contractor shall not maintain any material cash balance, and all material funds in excess of immediate cash requirements shall be returned to the Corporation. In the event that the Corporation fails to advance to the Contractor the estimated amounts in accordance with the foregoing terms, the Contractor shall immediately deliver to the Corporation written notice of the failure to advance funds, whereupon the Corporation shall advance to the Contractor the

estimated amount within two Business Days of the receipt of such notice, failing which the Corporation shall be in default of such cash call. If the Corporation fails to pay a cash call when due under this Section it will reimburse the Contractor for any costs incurred or interest paid by the Contractor as a result of it advancing funds or drawing on a credit facility to cover the amount of the cash call not made, and the Corporation shall indemnify and hold the Contractor harmless from and against all claims for loss, demands, costs damages, actions, suits, contracts or other proceedings, whatsoever made, brought or prosecuted that arise from any failure by the Corporation to pay any such cash call. None of the foregoing imposes on the Contractor any obligation to fund any shortfalls in cash requirements or any missed cash call or any other obligation of the Corporation under this Agreement.

5.2 Except as otherwise expressly provided herein and in schedule "A" hereto, all costs or expenses incurred by the Contractor relating to the work program shall be for the account of the Corporation and invoiced to the Corporation at the rates outlined in schedule "A".

6.0 AGENTS AND SUB-CONTRACTORS OF THE CONTRACTOR

6.1 The Contractor shall not engage any agent(s) or others to perform any of the Work hereunder where the estimated expenditure for the Work in connection with a specific Program is greater than $50,000 except with the Corporation's prior written consent. The giving of such consent by the Corporation shall not be construed as relieving the Contractor of any obligation hereunder and it is expressly understood that, in such event, the Contractor shall bear the sole responsibility for all acts of such persons(s), shall ensure that such person(s) abide strictly by the terms and conditions of this Agreement and shall indemnify and save harmless the Corporation from any and all actions, causes of action, debts, contracts, suits, claims or demands whatsoever arising out of the activities of such person(s).

7.0 INSURANCE

7.1 The Contractor shall, prior to commencement and throughout the continuance of any work or other operations under this Agreement:

(a) invoice for and maintain with an insurance corporation satisfactory to the Corporation and fully licensed to do business in the Province where the Work is to be carried out the following insurance:

(i) Employer's Liability Insurance of not less than two million dollars ($2,000,000) covering each employee engaged in operations under this Agreement who is not covered by Workers' Compensation; and

(ii) Public Liability and Property Damage insurance covering all operations under this Agreement to the amount of not less than two million dollars ($2,000,000) for or in respect of any one occurrence.

(b) deliver to the Corporation, upon request, a Certificate of Insurance evidencing full compliance with insurance requirements contained in sub-paragraph (a) the following information and undertakings:

(i) naming the Corporation as an additional insured;

(ii) the policy number or numbers;

(iii) the expiry date of the insurance;

(iv) the nature and limits of the insurance;

(v) that the insurance covers operations of the Contractor under this Agreement; and

(vi) that the insurance cannot be altered or canceled prior to its expiry date without ten (10) days notice being given to the Corporation;

(c) take all prudent and necessary precautions against fire;

(d) comply fully with the provisions of all relevant statutes and regulations of the Province in which the Work is conducted and, in particular, provisions as set forth in the appropriate Worker's Compensation statute so far as applicable to operations undertaken pursuant to this Agreement

Provided, and it is expressly understood that the limits of insurance above set forth are not to be construed as limiting the liability of the Contractor under this Agreement.

8.0 INDEMNIFICATION

8.1 The Contractor shall indemnify and save the Corporation harmless from and against all claims for loss, demands, costs, damages, actions, suits, contracts or other proceedings, whatsoever made, brought, or prosecuted in respect of loss of life or personal injury or loss of or damage to Property, including Property of the Corporation, or obligation to compensate arising from or in any way attributable to operations negligently performed by the Contractor or any agent, sub-Contractor or other person employed by the Contractor pursuant to the provisions contained in this Agreement, except that the Contractor shall not be responsible for any such liability resulting from acts of the Corporation, its employees or contractors.

9.0 ARBITRATION

9.1 Any unresolvable dispute between the parties concerning any matter or thing arising from this Agreement shall be referred to a board of three arbitrators, one chosen or appointed by each of the parties and a chairman, chosen by the two named arbitrators, who shall carry out the arbitration pursuant to the provisions of the Commercial Arbitration Act, R.S.B.C. 1996. The expense of any such arbitration shall be divided equally between the parties.

10.0 ALTERATIONS IN WORK

10.1 Site conditions, fieldwork, and weather may necessitate changes/adjustments an approved Program. The Contractor may proceed with reasonable and appropriate changes within the scope of the Work without the written authorization from the Corporation provided that the Contractor concurrently advises the Corporation of specifics of the proposed changes/adjustments to the approved Program.

11.0 NOTICE OF DEFAULT

11.1 If for any reason the Corporation is dissatisfied with the performance of any work by the Contractor, the Corporation shall give the Contractor written notice specifying the default of cause of dissatisfaction and requiring remedy thereof by the Contractor.

12.0 TERMINATION

12.1 The Corporation may terminate this Agreement:

(a) immediately upon notice to the Contractor in a situation contemplated by Section 13;

(b) upon 14 days notice to the Contractor in a situation referred to in Section 17; or

(c) on or after the first anniversary of the Execution Date as outlined in section 2 of the Property Agreement listed in Schedule A (the Golden Promise Property Agreement)

and in each such case, the Corporation shall be liable to pay the Contractor for Work satisfactorily completed to the date of termination as aforesaid.

12.2 The Contractor may terminate this Agreement should its fulfillment be rendered impossible by:

(a) unavailability of essential materials and supplies due to priority restriction;

(b) unavailability of or inability to secure labour due to restrictions or causes beyond the Contractor's control, provided that in such cases the Contractor shall not be liable for any loss or damage directly or indirectly suffered by reason of exercises of such right of termination; or

(c) poor weather conditions limiting/preventing reasonable access to the property or worksite.

or by providing 90 days written notice to the Corporation

and in each such case, the Corporation shall be liable to pay the Contractor for Work satisfactorily completed to the date of termination as aforesaid.

13.0 WORK STOPPAGES

13.1 The Contractor covenants to ensure that there will be no work stoppages, work slowdowns or any other form of withdrawal of labour while the Contractor is engaged in performing Work on the Property in accordance with this Agreement. In the event the employees of the Contractor engage in any work stoppage, work slowdown or any other form of withdrawal of labour while the Corporation is engaged on the Property, this Agreement may be terminated immediately by the Corporation and the Contractor shall have no recourse against the Corporation.

and in each such case, the Corporation shall be liable to pay the Contractor for Work satisfactorily completed to the date of termination as aforesaid.

14.0 ASSIGNMENT

14.1 Except as permitted by Section 6 hereof, and in section 12 of the Property Agreement listed in Schedule A (the Golden Promise Property Agreement), the Contractor shall not assign any of its rights or obligations under the Agreement without the prior written consent of the Corporation.

15.0 CONFIDENTIALITY

15.1 All exploration work done and the results thereof shall be kept strictly confidential by the Contractor and shall not be distributed to any person other than the Corporation or its authorized representatives without the Corporation's consent in writing, which may be withheld by the Corporation in its sole discretion, except as required by applicable law. The Corporation will not permit access by any third party to the work site in the absence of written permission for such access by the Corporation.

16.0 NOTICE

16.1 Any notice or communication desired or required to be given hereunder (including a change of address) may be given be delivering the same by hand, or by sending the same by telecopier to:

Corporation: Crosshair Exploration & Mining Corp.
1240 – 1140 West Pender Street
Vancouver, BC, V6E 4G1
Attention: Mark Morabito
Telephone: 604.681.8030
Fax: 604.681.8039

Contractor: Rubicon Minerals Corporation
1540 – 800 West Pender Street
Vancouver, BC, V6C 2V6
Attention: Michael Vande Guchte
Telephone: 604.623.3333
Fax: 604.623.3355

Any such notice or other communication, if delivered, shall be deemed to have been received on the date of its actual receipt, or, if sent by telecopier during business hours on a Business Day, shall be deemed to have been received on that day, and if not sent during business hours on a business day, shall be deemed to have been received on the next Business Day.

17.0 FORCE MAJEURE

17.1 If any party shall be prevented or delayed from performing any of the obligations on its part to be performed hereunder by reason of force majeure, that is to say by reason of Act of God, strike, fire, flood, war, insurrection or riot, mob violence or requirement of government which cannot be overcome by reasonable and lawful means and the use of the facilities normally employed in performing such obligation, then and in any such event, and so often as the same shall occur, such failure to perform shall not be deemed a breach of this Agreement and the performance of any such obligation shall be suspended during the period of force majeure, it being understood

that if such situation persists more than 14 days, either party may thereupon terminate this Agreement. The parties agree to use all due diligence to remove such causes of disability as may occur from time to time.

18.0 TIME OF ESSENCE

18.1 Time shall be considered to be of the essence in this Agreement and no extensions of time granted by the Corporation to the Contractor or vice-versa shall be construed as a waiver of this provision unless expressly stated in writing to be such.

19.0 DISCIPLINE

19.1 The Contractor shall, at all time, enforce strict discipline and maintain good order among its employees and shall not retain on the job any unfit person or anyone not skilled in the work assigned to him. Any employees of the Contractor, who are objectionable or unsatisfactory to the Corporation, shall be removed from the place of Work and replaced by an employee satisfactory to the Corporation, acting reasonably.

20.0 EFFICIENCY

20.1 The Contractor agrees that the personnel employed by it in the performance of this Agreement shall work continuously in the performance of this Agreement and in such manner that the greatest degree of efficiency may be obtained from them and that as much Work as possible shall be done. For such purpose, the Contractor agrees that it shall employ modern exploration techniques and equipment and the best crews obtainable by it.

21.0 INDEPENDENT CONTRACTOR

21.1 The Contractor, its servants, employees and agents shall retain their independent status. They shall not be treated as or hold themselves out to be employees, agents or servants of the Corporation.

22.0 APPLICABLE LAW

22.1 This Agreement shall be governed by, and any dispute hereunder shall be determined in accordance with, the Laws of the Province of British Columbia.

23.0 OBLIGATIONS OF CONTRACT

23.1 This Agreement shall be binding upon the parties hereto, their respective successors and permitted assigns.

24.0 ADDITIONAL PROPERTIES

24.1 The parties to this Agreement may include additional mineral properties as being subject to the terms of this Agreement by a separate notice agreed to by both parties that includes specifics of the additional mineral property to be added and deems it to be included as a Property listed in Schedule A to this Agreement. Upon the parties so agreeing any Work done by the Contractor on that new Property will be subject to the terms of this Agreement.

25.0 PRIOR AGREEMENTS

25.1 This Agreement supercedes all prior agreements and discussions between the parties.

26.0 BUSINESS DAY

26.1 In this Agreement a "Business Day" means a day that Canadian chartered banks are open for business in Vancouver, British Columbia.

27.0 CURRENCY

27.1 Unless otherwise stated, all currency references in this Agreement are to Canadian currency.

28.0 ENGLISH LANGUAGE/LANGUE ANGLAISE

28.1 The parties acknowledge that they have agreed that this Agreement, as well as all related documents, be drawn up in the English language only. Les parties reconnaissent qu'ils sont convenus que ce contrat, ainsi qui tous les documents qui s'y rapportent, seront rédigés dans la langue anglaise seulement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first set forth above.

CROSSHAIR EXPLORATION & MINING CORP.

By: ______________________

RUBICON MINERALS CORPORATION

By ______________________

SCHEDULE "A"

1. PROPERTIES

The mineral properties that are the subject of the following agreement, and any other mineral properties that may be added to this Schedule pursuant to the terms of the Management Contract to which this schedule is attached, will be the "Properties" for the purposes of the Management Contract:

(a) Golden Promise Property Agreement made the 1st day of May, 2006 between Rubicon Minerals Corporation and Crosshair Exploration & Mining Corp.

2. CONTRACTOR RATES

2.1 The current Contractor Rates of Rubicon Minerals Corporation for Work to be conducted on the Properties are outlined below and subject to an 8% management fee and GST

Project Geologist	CDN $350 per day
Geologist	CDN $275 per day
Field Assistant/Prospector	CDN $235 per day
Management in field	CDN $375 per day
Drafting - Acad/GIS	CDN $275 per day
Office Assistant	CDN $150 per day
Computer Equipment/Software	$300 per month
Rock Saw	TBD

All the foregoing Contractor Rates shall be subject to review and adjustment by the Contractor subject to market conditions

2.2 Any reference to Cost in this schedule shall be interpreted as net cost to the Contractor.

(a) All expenses incurred for Work on the Properties by the Contractor (not limited to but including travel, room and board, shipping, geochemical analysis, fuel, field expenses) shall be invoiced at Cost plus 8% upon the presentation of a reasonable itemized account.

(b) All items rented for Work on the Properties by the Contractor shall be invoiced at Cost plus 8% upon the presentation of a reasonable itemized account.

(c) All third party contracts managed by the Contractor for the Properties shall be invoiced at Cost plus 8% where the third party contract is for a total amount per Program of less than $50,000 and at Cost plus 5% where the third party contract is for a total amount per Program of more than $50,000.

Schedule G

Summary Of Joint Venture Agreement Terms

1. **Definitions**
   - as applicable

2. **Representations and Warranties**
   - due incorporation
   - power and authority
   - ownership and title to assets
   - no adverse claim

3. **Purpose and Creation of the Joint Venture**
   - best efforts to explore and develop property
   - joint venture does not create partnership
   - rights and obligations several and not joint or joint and several
   - beneficial ownership in proportion to respective interest
   - rights and obligations of parties strictly limited to the applicable joint venture property

4. **Dilution**
   - initial deemed investment at 60% Crosshair/40% Rubicon will be total $6.66 million (CrossHair: $4.00 MM and Rubicon: $2.66M
   - variation of interest based on proportionate funding of costs
   - reduction of interest below 10% results in loss of interest in consideration of net smelter royalty of 1%

5. **Management Committee – to apply after Crosshair earns interest**
   - two representatives of each party with chairman designated by the Optionee and having casting vote
   - votes equal percentage interest in the property
   - quorum equal to 50% of aggregate Interest

6. **Operator**
   - Crosshair is operator at all times during the currency of the Option, subject to the Optionors right to manage the exploration programs until the first anniversary of the Execution Date as indicated in section 2 of the Agreement
   - indemnification for non-negligent activities
   - monthly reports to JV from Operator

7. **Power, Duties and Obligations of Operator**
   - standard

8. **Programs – Applicable After Exercise of the Option**
   - expenditures incurred pursuant to approved work programs
   - unanimous approval of participants required for an individual work programs or portions thereof contemplating expenditures in excess of $3,000,000 solely related to exploration (as distinct from development expenditures)
   - submission of proposed program within 60 days of completion of previous work programs
   - 60 days to elect to participate

- minimum 6 month, maximum 12 month budget program periods

9. **Accounting Procedures**
   - cash calls
   - administration overhead allowance 8% exploration, 1.5 development, 2.5% mining

10. **Information and Data**
   - joint access to Optioned Properties and project data/materials

11. **Partition**
   - no partition

12. **Right of First Refusal**
   - standard

13. **Royalty**
   - net smelter return royalty general terms as defined in Schedule B of Underlying Agreements

14. **Force Majeure**
   - standard

15. **Notice**
   - similar to Section 16 of Option Agreement

16. **Waiver**
   - standard

17. **Further Assurances**
   - standard

18. **Use of Name**
   - no use of name of other party

19. **Entire Agreement**
   - standard

20. **Amendment**
   - in writing

21. **Dispute**
   - Courts of British Columbia to govern

22. **Right to Audit**
   - party acquiring NSR has right to audit

23. **Time**
   - standard

24. **Document Retention on Termination**
   - standard

25. **Enurement**
    - standard

26. **Governing Law**
    - Province of British Columbia

27. **Severability**
    - standard

28. **Number and Gender**
    - standard

29. **Headings**
    - standard

30. **Time of the Essence**
    - standard

31. **Regulatory Approval**
    - standard

32. **Assignment**
    - restriction on assignment (except the Optionor during the Option Period)
    - requirement for consent
    - affiliated parties excluded
    - rejection of assignee


2007 JUL 13

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006

VICTORIA LAKE PROPERTY AGREEMENT

THIS AGREEMENT made the 14th day of February, 2003.

BETWEEN:

RUBICON MINERALS CORPORATION, of Suite 888 - 1100 Melville Street, Vancouver, British Columbia, V6E 4A6

(the "Optionor")

AND:

INTERNATIONAL LIMA RESOURCES CORP., of Suite 516 - 1489 Marine Drive, West Vancouver, British Columbia, V7T 1B8

("Lima")

WHEREAS:

A. The Optionor, entered into agreements attached as Schedule "B" ("Underlying Agreements") with the first one with Al Keats and Kevin Keats (the "Interest Holders #1") to acquire 100% right, title and interest, subject to a 2.5% net smelter return, in one mineral license containing 166 mineral claims, and the second one with Al Keats, Kevin Keats and Peter Dimmell (the "Interest Holders #2") to acquire 100% right, title and interest, subject to a 2.5% net smelter return, in three mineral licences containing 125 mineral claims; and additionally has acquired by staking a further 3 mineral licenses containing 629 mineral claims, all located in the vicinity of Badger, Newfoundland . These 7 licenses are more particularly described in Schedule A attached hereto (the "Property").

B. The Optionor desires to option the Property to Lima and Lima is desirous of optioning the said Property upon the terms and subject to the conditions herein contained.

C. The Optionor and Lima will, at the same time as they enter into this Agreement, enter into an agreement for the option of 11 mineral licenses located approximately 20km west northwest of Gander Newfoundland, which are collectively known as the Glenwood Break Property, and 6 mineral licenses, located 40 km north of Gander, Newfoundland, which are collectively know as the Wings Point Property. The Property, the Glenwood Break Property, and the Wings Point Property, are collectively referred to as the "Botwood Basin and Golden Promise Property".

NOW THEREFORE in consideration of the premises and of the mutual covenants and provisos herein contained, the parties hereto agree as follows:

1. Grant of Option

In order for Lima to exercise the option (the "Option") and earn a 60% interest in the Property, Lima must, over the four year period commencing on the date (the "Approval Date") the TSX Venture Exchange approves this Agreement (the "Option Period"), carry out $1,750,000 in exploration expenditures on the Property and issue 400,000 common shares of Lima (the "Shares"), all as more particularly described below.

2. Work Expenditures

In order to keep the Option in good standing, Lima shall, in addition to the payments aggregating 400,000 Shares set forth in section 3 hereof, incur during the Option Period, not less than $1,750,000 in Eligible Exploration Expenditures (defined below) on the Property as follows:

(a) $250,000 on or before the first anniversary of the Approval Date (as a firm and binding commitment);

(b) an additional $300,000 on or before the second anniversary of the Approval Date;

(c) an additional $500,000 on or before the third anniversary of the Approval Date; and

(d) an additional $700,000 on or before the fourth anniversary of the Approval Date.

Any expenditures above the minimum annual work expenditures may be carried forward to subsequent years.

The expenditure requirements in year two, three and four are optional only (but nonetheless required to keep the Option in good standing) and, accordingly, unlike the $250,000 expenditure requirement in year one, are not firm and binding commitments of Lima.

For greater certainty, eligible exploration expenditures ("Eligible Exploration Expenditures") shall be defined as all exploration expenditures and all property filing fees, including all reasonable technical reporting requirements.

3. Share Payments

In order to keep the Option in good standing, Lima shall. in addition to the $1,750,000 in Eligible Expenditures set forth in section 2 hereof make, during the Option Period, the following Share payments to Optionor:

(a) 100,000 Shares within five business days of the Approval Date;

(b) 100,000 Shares on or before the first anniversary of the Approval Date;

(c) 100,000 Shares on or before the second anniversary of the Approval Date; and

(d) 100,000 Shares on or before the third anniversary of the Approval Date.

Optionor acknowledges that Optionor shall, in the event that Lima is not in default under the terms of the Option granted hereunder, be responsible for making the Underlying Agreement cash payments and for making the Underlying Agreement share payments of Optionor common shares.

4. COVENANTS OF LIMA

During the currency of this Agreement, Lima shall:

(a) be the manager (the "Operator") of the exploration programs on the Property, and during the first year of the Option, as a firm commitment, Lima will designate the Optionor in year one as a contractor for carrying out the exploration programs for cost plus an 8% overhead fee. Lima may, in subsequent years, designate the Optionor as contractor for carrying out the exploration programs for subsequent years;

(b) carry out and record work for assessment purposes and as required to maintain the Property in good standing and will file all property work for assessment purposes up to a maximum of ten years assessment credits; and making all other payments which may be necessary in that regard;

(c) permit the Optionor, or its representative, duly authorized by it in writing, at its own risk and expense, access to the Property at all reasonable times and to all records prepared by Lima in connection with work done on or with respect to the Property, PROVIDED the Optionor shall not, without the prior written consent of Lima, such consent not to be unreasonably withheld, disclose any information obtained by it or communicated to it, to any third party except as may be required by regulatory bodies having jurisdiction;

(d) furnish to the Optionor as soon as practical in each year but not later than sixty (60) days after the fiscal year end of Lima, a comprehensive written report on the work carried out by Lima on or with respect to the Property during the preceding year and results obtained;

(e) provide the Optionor with copies of all news releases relating to the Property for mutual review and acceptance 48 hours prior to release;

(f) conduct all work on or with respect to the Property in a careful and minerlike manner and in compliance with all applicable laws, rules, orders and regulations, and indemnify and save the Optionor harmless from any and all claims, suits or actions made or brought against it as a result of work done by Lima on or with respect to the Property; and

(g) during the currency of the Option where the Optionor is not the contractor, Lima as Operator shall do all things necessary to maintain the rights to the Property and shall not divest, discharge or allow any claim, lease or interest in the Property to lapse without the express prior written consent of the Optionor.

5. COVENANTS OF THE OPTIONOR

The Optionor covenants with and represents and warrants to Lima that:

(a) the Optionor by way of the attached Underlying Agreement (Schedule "B") has the authority to enter into this Agreement. Subject to the provisions of section 3 hereof requiring Lima not to be in default under the Option, the Optionor is responsible for making the cash and share payments set out in the Underlying Agreement;

(b) each of the mineral claims comprising the Property has been duly and validly located and recorded in accordance with the applicable laws of Newfoundland and are valid and subsisting mineral claims as of the date of execution and delivery of this Agreement;

(c) the Property is in good standing, free and clear of all liens, charges and encumbrances;

(d) the entering into of this Agreement does not violate any of the terms or conditions of the Underlying Agreement;

(e) to the Optionor's knowledge, the Interest Holders are the beneficial and registered or recorded holder of a 100% undivided interest in the Property;

(f) the Underlying Agreements are in full force and effect and unamended;

(g) the Optionor it is not in default, and is not aware of the Interest Holders being in default of any covenant or agreement arising under or by virtue of the Underlying Agreement;

(h) the Underlying Agreement is the entire agreement between the Optionor and the Interest Holders;

(i) the Optionor has not transferred or encumbered or agreed to transfer or encumber the Underlying Agreement or all or any of its right, title or interest in or to the Underlying Agreement, except as provided for in this Agreement;

(j) the Optionor has the exclusive right and authority to enter into this Agreement and to dispose of the Property in accordance with the terms hereof, and that no other person, firm or corporation has any proprietary or other interest in the same;

(k) the Optionor, as contractor conducting the exploration programs on the Property during the first year of this Agreement, and during any subsequent year in which it is a contractor conducting the exploration programs, shall conduct all work on or with respect to the property in a careful and minerlike manner and in compliance with all applicable laws, rules, orders and regulations, and indemnify and save Lima harmless from any and all claims, suits or actions made or brought against him as a result of work done by the Optionor on or with respect to the Property;

(l) to the best of the Optionor's knowledge, information and belief, any and all previous work conducted on the Property was conducted in compliance with all applicable laws;

(m) during the currency of the Option, and while the Optionor is contractor, the Optionor shall, subject to the provisions of section 3 hereof requiring Lima not to be in default under the Option, do all things necessary to maintain the rights to the Property and, except as provided in paragraph 11, shall not divest, discharge or allow any claim, lease or interest in the Property to lapse without the express prior written consent of Lima; and

(n) the Optionor will promptly provide Lima with any and all notices and correspondence from government agencies or the Interest Holders in regard to the Property, work conducted on the Property, or the Underlying Agreement.

The representations and warranties of the Optionor hereinbefore set out form a part of this Agreement and are conditions upon which Lima has relied in entering into this Agreement and shall survive the acquisition of the Property by Lima.

6. Termination

Lima may elect to terminate this Agreement at any time after the Approval Date provided Lima has made the payment of 100,000 Shares required under section 3(a) and fulfilled the firm commitment under section 2(a) to incur not less than $250,000 on or before the first anniversary date of the Approval Date, by providing 45 days written notice to Optionor providing Lima agrees to be bound by the terms of this Agreement including those specifically in paragraph 7. If Lima fails to meet any of the obligations set out in paragraph 2 and 3, in order to keep the Option in good standing, then the Option shall terminate immediately and in such event Lima shall have no further interest in the Option or this Agreement.

7. Dropping Claims

Lima shall, at any time during the Option Period on or after the completion of the first year exploration expenditures, be permitted to drop up to 50% of the mineral claims comprising the Botwood Basin and

Golden Promise Property. To do so, it must provide written notice of its intention to drop the claims to the Optionor who shall then have a right for a period of 60 days to acquire the claims. Lima further agrees that any dropped claims will be returned to the Optionor with a minimum of 120 days good standing regarding assessment work before the next assessment work anniversary date.

8. NSR Buy Down

Upon Lima earning an interest in the Property, Lima will also earn an equivalent interest in the right of Optionor to buy down any NSR Royalty granted in the Underlying Agreement attached in Schedule B of the Agreement.

9. Underlying Agreement

Lima acknowledges and agrees to be bound by the terms of the Underlying Agreements.

All monies that are held as security deposits with the Newfoundland Government as of the date of this Agreement will be refunded to Optionor upon filing of the required assessment work.

For Government grants received for work on the Property, as funded by Lima, such reimbursement cheques shall be paid to Lima.

10. Area of Interest

There shall be a prior area of interest (the "Prior Area of Interest") that is the same as that described in the Underlying Agreements. There shall also be, for the purposes of this Agreement, an area of interest "Area of Interest" that shall include, with one exception, all property within 2km from the outer boundary of the Property, as constituted at the date hereof. The exception is the mineral licence 9050M which will only have a 2km area of interest to the south, east and west - not to the North.

If either party acquires property within the Area of Interest or Prior Area of Interest, whether by map staking or through a third party, then the acquiring party shall offer the property to the other party for inclusion in the Property subject to the terms of this Agreement. If Lima acquires any such property during the Option Period, then those costs will be credited towards Eligible Exploration Expenditures. If Rubicon acquires property within the Area of Interest or Prior Area of Interest during the Option Period and Lima accepts them as part of the Property with written notice, then Lima shall pay 100% of the acquisition costs, which shall be credited towards Eligible Exploration Expenditures.

11. Assignment

This Agreement shall inure to the benefit of and be binding upon each party's assigns and successors.

In the event that Lima wishes to assign or sell its interest in this Agreement or the Property, then Lima shall offer Optionor the right of first offer on its interest. Such right shall be exercisable by Optionor within 30 days of Optionor receiving written notification from Lima of its intention to sell. For greater certainty Optionor shall be free to assign its interest at any time.

12. Formal Agreement and Joint Venture

In the event that Lima fulfills the requirements of the Option and thereby earns an undivided 60% right, title and interest in and to the Property, Lima and the Optionor will be deemed to have formed a joint venture with the initial participating interests therein being Lima 60% and the Optionor 40%. The parties agree to use their reasonable best efforts to complete a formal agreement prior to the end of the Option Period. The formal agreement would include but not be limited to the above terms and shall include

those terms and items contemplated in Schedule C. In the event that such contemplated formal agreement is not completed, this Agreement shall remain in force and effect.

13. Confidentiality

The parties agree to keep all information pertaining to this Agreement and all data and information concerning the Property confidential unless required by regulatory or similar related disclosure. Subject to applicable law, both Optionor and Lima agree to provide the other with a minimum of 48 hours to review any news releases pertaining to this Agreement or the Property. Each party shall be permitted to make comments on each release, and the other party agrees to take such comments into account before issuing any release.

14. Reports

If at any time during the Option Period the Optionor is not the contractor for the exploration programs, Lima shall, as Operator, provide monthly summary technical and accounting reports to Optionor. While the Optionor is contractor, it shall furnish monthly summary reports and accounting reports to Lima.

15. Notice

Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered or if mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by prepaid telegram or by telecopier, in the case of the Optionor addressed as follows:

Suite 888 – 1100 Melville Street
Vancouver, British Columbia
V6E 4A6

Attention: Michael Gray
Telephone No.: 604-623-3333
Fax: 604-623-3355
Email: michaelg@rubiconminerals.com

and in the case of Lima addressed as follows:

Suite 516 – 1489 Marine Drive
West Vancouver, British Columbia
V7T 1B8

Attention: Mark J. Morabito, President
Telephone No.: (604) 626-9177
Fax: 604-921-1019
Email: morabito@shaw.ca

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed, or telegraphed, on the third business day after the date of mailing or telegraphing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

16. Counterparts

This Agreement, notices and future amendments, if any, associated with it may be signed by facsimile in as many counterparts as may be required.

17. Prior Agreements

This Agreement supersedes and replaces all prior agreements between the parties hereto with respect to the Property, which said prior agreements shall be deemed to be null and void upon the execution hereof.

IN WITNESS WHEREOF the parties hereto have hereunto executed these presents as of the day and year first above written.

THE COMMON SEAL OF
RUBICON MINERALS CORPORATION
was hereunto affixed in the presence of:

C/S

Authorized Signatory

THE COMMON SEAL OF
INTERNATIONAL LIMA RESOURCES CORP.
was hereunto affixed in the presence of:

C/S

Authorized Signatory

Schedule B

Underlying Agreements

RUBICON

Mr. Al Keats,
General Delivery
Benton, NF
A0G 1C0

Mr. Kevin Keats
P.O. Box 70,
Gambo, NF
A0G 2E0

A.K.
K.K.

This agreement is Between Dad and myself.
K.K.

CONFIDENTIAL

SENT BY Fax

January 8, 2003

**LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS ~~& PETER DIMMELL~~
AND
RUBICON MINERALS CORPORATION
ON THE VICTORIA LAKE PROPERTY**

Dear Al and Kevin,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to Al Keats, Kevin Keats ~~and Peter Dimmell~~ (the "Owners") to allow Rubicon to acquire 100% interest in 166 claims (the "Victoria Lake Property", the "Property") located on NTS ___, Newfoundland comprised of one mineral licence and detailed in Schedule A. The Owners warrant that they control a 100% interest in the Property and are duly entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Agreement.

In exchange for a 100% interest in the Property, Rubicon offers the following terms:

1) Rubicon will make the following cash payments to the Owners:

	C$
On signing (after regulatory approval)	5,000 (staking paid by RMC)
On or before Sept 15, 2003	10,000 + 5000 shares or $7500 at RMC election
On or before Sept 15, 2004	15,000 + 10,000 shares or $12,500 at RMC election
On or before Sept 15, 2005	30,000 + 25,000 shares or $37,500 at RMC election

2) Rubicon will grant a 2.5% Net Smelter Return ("NSR") to the Owners on the Property for which a 1.5% NSR (60% of the NSR) will be purchasable by Rubicon from the Owners at any time for $1,500,000 (NSR details are attached as Schedule B). The NSR is also purchasable for $500,000 for each 0.5% NSR. Rubicon has a right of first refusal on the remaining 1.0% NSR.



RUBICON

3) Rubicon may assign this Agreement in part or whole to any third party at any time

4) Upon completion of the schedule of payments as contemplated by 1) above, Rubicon may request the Property title be transferred to its name at its cost.

5) There shall be a mutual 2.0 km area of interest on unstaked lands ("Area of Interest") from the Property (Schedule A) perimeter except for a previously existing area of interest Rubicon has in a third party agreement which is shown on the map in Schedule C.

6) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

7) This Agreement shall be open to acceptance until February 5th, 2003 at 5:00 pm PST

8) Rubicon may elect to drop any or all claims covered by Schedule A of this Agreement by providing 30 days notice to the Owners and returning the claims in 90 days good standing.

9) Rubicon shall receive any Government security deposits in connection with the Property in Schedule A providing it conducts the required assessment work.

10) All data and information provided to the Owners with respect to the Property shall be treated as and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

11) This Agreement is subject to regulatory approval and due diligence of Schedule A.

12) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

13) This Agreement may be signed by facsimile if required in as many counterparts as required.

Please indicate if these terms are acceptable to you by signing below. Please return one copy for your records and return one original to Rubicon.

Yours sincerely,

per: [signature]

Michael J. Gray
VP Exploration
Rubicon Minerals Corporation

MJG

A.K.
K.K

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada [illegible]
Tel: [illegible] Fax: [illegible] E-mail: [illegible]@rubiconminerals.com
[illegible] TSX Venture

R

RUBICON

A.K.
K.K.

Cc: J. Garfield MacVeigh – Chairman of the Board

Accepted this 6 day of February, 2003

Allan Keats
Al Keats

Kevin Keats
Kevin Keats

Rubicon Minerals Corporation
Suite [illegible], 1100 Melville Street, Vancouver, B.C., Canada [illegible]
Tel: [illegible] Fax: 604.623.3355 E-mail: [illegible]

RMX TSX Venture



RUBICON

SCHEDULE A

**TO THE LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE VICTORIA LAKE CLAIMS**

Property Description

The Victoria Lake Property is comprised of map-staked claims located in the Mining District of ______________, Province of Newfoundland, more particularly described as follows.

MAP LICENCE #	# UNITS	ISSUE DATE	RECORDED HOLDER	NTS
8883M	166	2 July 2003	Kevin Keats	

Due diligence accepted this 19th ~~4~~ day of February, 2003

By:

Michael J. Gray
VP Exploration

Rubicon Minerals Corporation
... Melville Street, Vancouver, B.C., Canada V6E 4A6
... Fax 604 623.3355 E-mail: rubicon@rubiconminerals.com

RMX.TSX Venture

RUBICON

Mr. Al Keats
General Delivery
[illegible], NF
A0G 1C0

Mr. Kevin Keats
P O. Box 76,
Gambo, NF
A0G 2H0

Peter Dimmell
56 [illegible] Rd
St. John's NF
A1B 2R2

AK
K.K.
PD
[illegible]

CONFIDENTIAL

SENT BY E-Mail

January 8, 2003

LETTER AGREEMENT BETWEEN AL KEATS, KEVIN KEATS & PETER DIMMELL AND RUBICON MINERALS CORPORATION ON THE BARREN LAKE PROPERTY

Dear Al, Kevin and Peter,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to Al Keats, Kevin Keats and Peter Dimmell (the "Owners") to allow Rubicon to acquire 100% interest in 95 claims (the "Barren Lake Property", the "Property") located on NTS ___, Newfoundland covering 3 mineral licences and detailed in Schedule A. The Owners warrant that they control a 100% interest in the Property and are duly entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Agreement.

In exchange for a 100% interest in the Property, Rubicon offers the following terms:

1) Rubicon will make the following cash payments to the Owners:

$600 [illegible]

C$

On signing (after regulatory approval) $5,000 (+$1,000 staking cost)

On or before Sept 15, 2003	$10,000 + 5000 shares or $7500 at RMC election
On or before Sept 15, 2004	$12,000 + 10,000 shares or $12,500 at RMC election
On or before Sept 15, 2005	$30,000 + 25,000 shares or $37,000 at RMC election

2) Rubicon will grant a 2.5% Net Smelter Return ("NSR") to the Owners on the Property for which a 1.5% NSR (60% of the NSR) will be purchasable by Rubicon from the Owners at any time for $1,500,000 (NSR details are attached as Schedule B). The NSR is also purchasable for $500,000 for each 0.5% NSR. Rubicon has a right of first refusal on the remaining 1.0% NSR.



RUBICON

K.K.
A.K.

3) Rubicon may assign this Agreement in part or whole to any third party at any time.

4) Upon completion of the schedule of payments as contemplated by 1) above, Rubicon may request the Property title be transferred to its name at its cost.

5) There shall be a mutual 2.0 km area of interest on unstaked lands ("Area of Interest") from the Property (Schedule A).

6) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

7) This Agreement shall be open to acceptance until 14 February, 2003 at 5:00 pm PST.

8) Rubicon may elect to drop any or all claims covered by Schedule A of this Agreement by providing 30 days notice to the Owners and returning the claims in 90 days good standing.

9) Rubicon shall receive all security deposits held by the Newfoundland Government related to the claims in Schedule A providing it performs the required assessment work

10) All data and information provided to the Owners with respect to the Property shall be treated as and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

11) This Agreement is subject to regulatory approval and due diligence of Schedule A.

12) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

13) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return one original to Rubicon.

Yours sincerely,

per: [signature]

Michael J. Gray
V.P Exploration
Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com

RMX.TSX Venture

K.K.
A.K.

RUBICON

Cc: J. Garfield MacVeigh - Chairman of the Board

Accepted this 17th day of February, 2003:

Al Keats

~~Kevin Keats~~
Peter Dimmell

~~Peter Dimmell~~
Kevin Keats

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 Email: rubicon@rubiconminerals.com

RMX, TSX Venture


RUBICON

SCHEDULE A

**TO THE LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE BARREN LAKE CLAIMS**

Property Description

The Barren Lake Property is comprised of map-staked claims located in the Mining District of ____________, Province of Newfoundland, more particularly described as follows:

MAP LICENCE #	# UNITS	ISSUE DATE	RECORDED HOLDER	NTS
8017M	30	28 May 2003	Al Keats	
8018M	30	28 May 2003	Calvin Keats	
9109M	65	4 Oct 2003	Al Keats	

Due diligence accepted this 12th day of February, 2003

By: [signature]

Michael J. Gray
VP Exploration

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com

RMX.TSX Venture



RUBICON

SCHEDULE B

**TO THE LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE BARREN LAKE PROPERTY**

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the 2.5% Net Smelter Returns Royalty (the "Royalty") payable in connection with the Barren Lake Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Al Keats, Kevin Keats and Peter Dimmell (the "Owners", "Vendors"), dated January 8th, 2003 concerning the Property.

1. Definition of Net Smelter Returns. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Claims, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Claims, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Claims, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. Certain Characteristics of the Royalty. The Payee's interest in the Royalty is a non-participating interest in the Claims which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Claims as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Claims; (b) entitle the Payee to grant to third parties leases,



RUBICON

licenses, easements or other rights to conduct operations on the Claims; (c) entitle the Payee to any partition of the Claims; or (d) entitle the Payee to any ownership interest in any improvements on the Claims, equipment and other personal Claims located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Claims.

3. <u>Commingling</u>. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Claims, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. <u>Stockpiling</u>. The Payor may stockpile any Products from the Claims at such place or places as it may elect, either upon the Claims or upon other Claims.

5. <u>Calculation and Delivery of Royalty Payments</u>. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Claims. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. <u>Audit</u>. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Claims, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. <u>Method of Making and Reporting Payments</u>. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of



RUBICON

the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the January 8th, 2003 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owners occurring after January 8th, 2004 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Claims, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Claims. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Claims.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so

selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

Schedule C

Summary Of Major Formal Agreement & Joint Venture Agreements Terms

1. **Definitions**
   - as applicable

2. **Representations and Warranties**
   - due incorporation
   - power and authority
   - ownership and title to assets
   - no adverse claim

3. **Purpose and Creation of the Joint Venture**
   - best efforts to explore and develop property
   - joint venture does not create partnership
   - rights and obligations several and not joint or joint and several
   - beneficial ownership in proportion to respective interest
   - rights and obligations of parties strictly limited to the applicable joint venture property

4. **Dilution**
   - initial deemed investment at 60% Lima/40% Rubicon will be $2.5 million
   - variation of interest based on proportionate funding of costs
   - reduction of interest below 10% results in loss of interest in consideration of net smelter royalty of 1%

5. **Management Committee – to apply after Lima earns interest**
   - two representatives of each party with chairman designated by the Optionee and having casting vote
   - votes equal percentage interest in the property
   - quorum equal to 50% of aggregate Interest

6. **Operator**
   - Lima is operator at all times during the currency of the Option and afterwards if it holds at least a 50% interest
   - indemnification for non-negligent activities
   - monthly reports to JV from Operator

7. **Power, Duties and Obligations of Operator**
   - standard

8. **Programs – Applicable After Exercise of the Option**
   - expenditures incurred pursuant to approved work programs
   - unanimous approval of participants required for an individual work programs or portions thereof contemplating expenditures in excess of $_2.0M____ solely related to exploration (as distinct from development expeditures)
   - submission of proposed program within 60 days of completion of previous work programs
   - 60 days to elect to participate
   - minimum 6 month, maximum 12 month budget program periods

9. **Accounting Procedures**
   - cash calls
   - administration overhead allowance 8% exploration, 3% development, 1.5% mining

10. **Information and Data**
    - joint access to Optioned Properties and project data/materials

11. **Partition**
    - no partition

12. **Right of First Refusal**
    - standard

13. **Royalty**
    - net smelter return royalty general terms as defined in Schedule "B"

14. **Force Majeure**
    - standard

15. **Notice**
    - similar to Paragraph 15 of Option Agreement

16. **Waiver**
    - standard

17. **Further Assurances**
    - standard

18. **Use of Name**
    - no use of name of other party

19. **Entire Agreement**
    - standard

20. **Amendment**
    - in writing

21. **Dispute**
    - Courts of British Columbia to govern

22. **Right to Audit**
    - party acquiring NSR has right to audit

23. **Time**
    - standard

24. **Document Retention on Termination**
    - standard

25. **Enurement**
    - standard

26. Governing Law
- Province of British Columbia

27. Severability
- standard

28. Number and Gender
- standard

29. Headings
- standard

30. Time of the Essence
- standard

31. Regulatory Approval
- standard

32. Assignment
- restriction on assignment (except the Optionor during the Option Period)
- requirement for consent
- affiliated parties excluded
- rejection of assignee

VICTORIA LAKE PROPERTY AMENDING AGREEMENT

THIS AMENDING AGREEMENT made the 29th day of April 2004.

BETWEEN:

RUBICON MINERALS CORPORATION, of Suite 888 – 1100 Melville Street, Vancouver, British Columbia, V6E 4A6

(the "Optionor")

AND:

CROSSHAIR EXPLORATION & MINING CORP. (Formerly "International Lima Resources Corp."), of Suite 2300, 1066 West Hasting Street, Vancouver, British Columbia, V6E 3X2.

("Crosshair")

WHEREAS:

1. The Optionor and Crosshair entered into an agreement dated February 14, 2003. (the "Original Agreement").
2. The Optionor and Crosshair desires to clarify Section 10 - Area of Interest of the Original Agreement by including the following:

"Section 10.1

The acquiring party shall offer the property within 30 days of formal acquisition to the other party in writing for inclusion in the Property and the other party shall have thirty (30) days from the date of written notice by the acquiring party to accept the acquired property for inclusion in the property. For greater certainty, if the other party does not accept the offer in writing within thirty (30) days, the other party shall be deemed not to have accepted the inclusion of the acquired property for inclusion into the Property.

Formal acquisition shall be the issuance date of a licence or licences for a staking application or the date when an option agreement is fully executed."

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first set forth above.

THE COMMON SEAL OF
RUBICON MINERALS CORPORATION
Was hereunto affixed in the presence of:) C/S

Authorized Signatory

THE COMMON SEAL OF
CROSSHAIR EXPLORATION & MINING CORP.
Was hereunto affixed in the presence of:) C/S

Authorized Signatory

February 29, 2004

Rubicon Minerals Corporation ("Rubicon") and Crosshair Exploration & Mining Corp., formerly International Lima Resources Corp, ("Crosshair") hereby mutually agree that Rubicon resigns effective February 29, 2004 as a contractor to Crosshair to manage the exploration programs under the Glenwood Break Property Agreement, the Wingspoint Agreement and the Victoria Lake Property Agreement ("the joint venture agreements") all dated February 14, 2003.

Dated in Vancouver, British Columbia, February 29, 2004.

THE CORPORATE SEAL OF
RUBICON MINERALS CORPORATION
Was hereunto affixed in the presence of:

C/S

Authorized Signatory

Authorized Signatory

THE CORPORATE SEAL OF
INTERNATIONAL LIMA RESOURCES CORP.
Was hereunto affixed in the presence of:

C/S

Authorized Signatory

Authorized Signatory

NF430

VICTORIA LAKE PROPERTY SECOND AMENDING AGREEMENT

THIS SECOND AMENDING AGREEMENT made the 16th of November 2004.

BETWEEN:

RUBICON MINERALS CORPORATION, of Suite 1540, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6

("Rubicon")

AND:

CROSSHAIR EXPLORATION & MINING CORP., of Suite 2300, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2

("Crosshair")

WHEREAS:

1. Rubicon and Crosshair entered into an Agreement on the Victoria Lake Property dated February 14, 2003 and into a first Amending Agreement dated April 29, 2004 (together, the "Original Agreement").

2. Rubicon and Crosshair desire to add a new clause under Section 4 of the Original Agreement – Covenants of Lima (now Crosshair) by including the following:

"Section 4

During the currency of this Agreement, Lima shall:

(h) provide the Optionor with technical reports on the Property within 15 days following the end of each fiscal quarter and financial expenditure reports within 30 days following the end of each fiscal quarter."

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first set forth above.

THE COMMON SEAL OF
RUBICON MINERALS CORPORATION
Was hereunto affixed in the presence of:

C/S

Authorized Signatory

THE COMMON SEAL OF
CROSSHAIR EXPLORATION & MINING CORP.
Was hereunto affixed in the presence of:

C/S

Authorized Signatory

NF430.04.04.002

THE COMMON SEAL OF
CROSSHAIR EXPLORATION & MINING CORP.
Was hereunto affixed in the presence of:

C/S

Authorized Signatory

February 29, 2004

Rubicon Minerals Corporation ("Rubicon") and Crosshair Exploration & Mining Corp., formerly International Lima Resources Corp, ("Crosshair") hereby mutually agree that Rubicon resigns effective February 29, 2004 as a contractor to Crosshair to manage the exploration programs under the Glenwood Break Property Agreement, the Wingspoint Agreement and the Victoria Lake Property Agreement ("the joint venture agreements") all dated February 14, 2003.

Dated in Vancouver, British Columbia, February 29, 2004.

THE CORPORATE SEAL OF
RUBICON MINERALS CORPORATION
Was hereunto affixed in the presence of:

C/S

Authorized Signatory

Authorized Signatory

THE CORPORATE SEAL OF
INTERNATIONAL LIMA RESOURCES CORP.
Was hereunto affixed in the presence of:

C/S

Authorized Signatory

Authorized Signatory

Ornstein, Donna

From: Collie, Don
Sent: Friday, April 20, 2007 11:18 AM
To: Ornstein, Donna; Reid, David
Cc: MacLean, Brent
Subject: RE: GGL - TSXVE's Position on Private Placement Pricing

David, I just spoke with Donna about this, and we both wonder whether, given Ray's upcoming sensitive and crucial meeting with the Sheikh, it would be better to wait until Ray has had that meeting before we engage in any further discussions with the Exchange about this. There are arguments which can be made on either side of this pricing issue, and at the moment I'm thinking that we should wait to hear whether the Sheikh is being friendly or not before we press for the Exchange's firm position on it.

DON COLLIE
Partner
Davis & Company LLP
2800 Park Place, 666 Burrard Street

Vancouver, B.C., Canada V6C 2Z7

direct tel 604-643-6472
direct fax 604-605-3797
dcollie@davis.ca
gen tel 604-687-9444 gen fax 604-687-1612
www.davis.ca

From: Ornstein, Donna
Sent: Friday, April 20, 2007 11:04 AM
To: Collie, Don; Reid, David
Cc: MacLean, Brent
Subject: RE: GGL - TSXVE's Position on Private Placement Pricing

Don:

I don't, of course, know what you said in the message you left for Elizabeth Wills regarding the GGL private placement. However, her response relates to the Unit private placement and the possibility of a fifth tranche. I had told her about the middle of March there might be a fifth tranche, but Ray Hrkac thereafter decided not to try for a fifth tranche because he was preparing the press release regarding the nickel discovery. The units were being sold at $0.15 per unit.

Elizabeth's response does not relate to the subscription receipts private placement by the Sheikh. Do you want me to follow up with her on this?
Donna

From: Collie, Don
Sent: Monday, April 16, 2007 6:46 PM
To: Reid, David
Cc: MacLean, Brent; Ornstein, Donna

Subject: GGL - TSXVE's Position on Private Placement Pricing

David, FYI here is a transcript of the voice mail which I received from Elizabeth Wills at the TSXVE earlier today regarding the Exchange's position on pricing of the private placement to the Sheikh.

DON COLLIE

Partner
Davis & Company LLP
2800-666 Burrard Street
Vancouver, B.C., Canada V6C 2Z7

direct tel 604-643-6472
direct fax 604-605-3797
dcollie@davis.ca
tel 604-687-9444 fax 604-687-1612
www.davis.ca

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006

GOLDEN PROMISE PROPERTY AGREEMENT

THIS AGREEMENT made the 1st day of May, 2006.

BETWEEN:

RUBICON MINERALS CORPORATION of Suite 1540, 800 Pender Street, Vancouver, British Columbia, V6C 2V6

(the "Optionor")

AND:

CROSSHAIR EXPLORATION & MINING CORP. of Suite 1240, 1140 West Pender Street, Vancouver, BC, V6E 4G1

("Crosshair")

WHEREAS:

A. The Optionor, is the beneficial owner of the mining claims described in Schedule A as known as the Golden Promise Property (the "Property") consisting of an aggregate 10 mineral licences containing 1424 mineral claims, located in the Province of Newfoundland and Labrador.

B. The Optionor, entered into agreements attached as Schedules B, C, D and E herein (the "Underlying Agreements") with various optionors (collectively, the "Interest Holders") to acquire 100% right, title and interest in an aggregate 260 mineral claims, included in the total claims described in A above.

C. The Optionor desires to option an interest in the Property to Crosshair and Crosshair is desirous of optioning an interest in the said Property upon the terms and subject to the conditions herein contained.

D. The Optionor has offered to Crosshair to earn a 60% interest in the Property and, after having earned such interest, to participate with the Optionor in forming a joint venture operation for the purposes of further exploring and developing such Property.

NOW THEREFORE in consideration of the premises and of the mutual covenants and provisos herein contained, the parties hereto agree as follows:

1. Grant of Option

In order for Crosshair to exercise the option (the "Option") and earn a 60% interest in the Property, Crosshair must, over the four year period (the "Option Period") commencing on the date (the "Execution Date") of signing of this Agreement by both parties, carry out $4,000,000 in exploration expenditures on the Property, issue 80,000 common shares of Crosshair (the "Shares") and maintain all Underlying Agreements on the Property, all as more particularly described below.

2. Work Expenditures

In order to keep the Option in good standing, Crosshair shall, in addition to the payments aggregating 80,000 Shares set forth in section 3 hereof, incur during the Option Period, not less than $4,000,000 in Eligible Exploration Expenditures (defined below) on the Property as follows:

a. $750,000 on or before the first anniversary of the Execution Date (as a firm and binding commitment);

b. an additional $900,000 on or before the second anniversary of the Execution Date;

c. an additional $1,100,000 on or before the third anniversary of the Execution Date; and

d. an additional $1,250,000 on or before the fourth anniversary of the Execution Date.

Any expenditures above the minimum annual work expenditures may be carried forward to subsequent years.

The expenditure requirements in year two, three and four are optional only (but nonetheless required to keep the Option in good standing) and, accordingly, unlike the $750,000 expenditure requirement in year one, are not firm and binding commitments of Crosshair.

For greater certainty, eligible exploration expenditures ("Eligible Exploration Expenditures") shall be defined as all exploration expenditures and all property filing fees, including all reasonable technical reporting requirements.

Crosshair will act as operator in respect of all exploration programs on the Property throughout the term of this Agreement, subject to the Optionor's right to manage the exploration programs until the first anniversary of the Execution Date in accordance with the Management Contract attached as Schedule "F" hereto.

3. Share Payments

In order to keep the Option in good standing, Crosshair shall, in addition to the $4,000,000 in Eligible Expenditures set forth in section 2 hereof make, during the Option Period, the following Share payments to Optionor:

a. 20,000 Shares within five business days of the Execution Date;

b. 20,000 Shares on or before the first anniversary of the Execution Date;

c. 20,000 Shares on or before the second anniversary of the Execution Date; and

d. 20,000 Shares on or before the third anniversary of the Execution Date.

In lieu of making any or all of the payments in Shares in 3(b), 3(c), or 3(d) above, Crosshair may elect to make cash payments of $30,000 (on the basis of $1.50 cash in lieu of each Share).

4. Covenants of Crosshair

During the currency of this Agreement, Crosshair shall:

a. carry out and record work for assessment purposes and as required to maintain the Property in good standing and will file all property work for assessment purposes up to a maximum of ten years assessment credits; and making all other payments which may be necessary in that regard;

b. carry out exploration work on the Property in a good and workmanlike manner in accordance with good practice in the Canadian Mining industry, in compliance with applicable laws.

5. Covenants of the Optionor

The Optionor covenants with and represents and warrants to Crosshair that:

a. the Optionor has the authority to enter into this Agreement;

b. each of the mineral claims comprising the Property has been duly and validly located and recorded in accordance with the applicable laws of Newfoundland and are valid and subsisting mineral claims as of the date of execution and delivery of this Agreement;

c. the Property is in good standing, free and clear of all liens, charges and encumbrances;

d. the entering into of this Agreement does not violate any of the terms or conditions of the Underlying Agreements;

e. to the Optionor's knowledge, the Interest Holders are the beneficial and registered or recorded holder of a 100% undivided interest in the Property;

f. the Underlying Agreements are in good standing in all respects (including with respect to payments to be made thereunder) in full force and effect and unamended;

g. the Optionor is not in default, and is not aware of the Interest Holders being in default of any covenant or agreement arising under or by virtue of the Underlying Agreements;

h. the Underlying Agreements each constitute the entire agreement between the Optionor and the respective Interest Holders;

i. the Optionor has not transferred or encumbered or agreed to transfer or encumber the Underlying Agreements or all or any of its right, title or interest in or to the Underlying Agreements, except as provided for in this Agreement;

j. the Optionor has the exclusive right and authority to enter into this Agreement and to dispose of the Property in accordance with the terms hereof, and that no other person, firm or corporation has any proprietary or other interest in the same;

k. to the best of the Optionor's knowledge, information and belief, any and all previous work conducted on the Property was conducted in compliance with all applicable laws;

l. during the currency of the Option, and while the Optionor is contractor, the Optionor shall, subject to the provisions of section 2, 3 and 10 hereof requiring Crosshair not to be in default under the Option, do all things necessary to maintain the rights to the Property and, except as provided in section 12, shall not divest, discharge or allow any claim, lease or interest in the Property to lapse without the express prior written consent of Crosshair;

m. the Optionor will promptly provide Crosshair with any and all notices and correspondence from government agencies or the Interest Holders in regard to the Property, work conducted on the Property, or the Underlying Agreements; and

n. within 10 days of execution of this Agreement the Optionor shall make available to Crosshair all available technical data, geotechnical reports, maps, digital files and other data with respect to the Property in the Optionor's possession or control, including drill core (which Crosshair may log and sample).

The representations and warranties of the Optionor herein before set out form a part of this Agreement and are conditions upon which Crosshair has relied in entering into this Agreement and shall survive the acquisition of the Property by Crosshair.

6. Termination

Crosshair may elect to terminate this Agreement at any time after the Execution Date provided Crosshair has made the payment of 20,000 Shares required under section 3(a) and fulfilled the firm commitment under section 2(a) to incur not less than $750,000 on or before the first anniversary date of the Execution Date, by providing 30 days written notice to Optionor providing Crosshair agrees to be bound by the terms of this Agreement including those specifically in paragraph 7.

If this Agreement terminates prior to exercise of the Option, Crosshair will:

a. fund 100% of the costs of such reclamation, rehabilitation, restoration or abandonment work as may be required to be performed under applicable laws to the day of such termination or to make such other provision therefor as is acceptable to Optionor, acting reasonably; and

b. return all claims with a minimum of 100 days good standing regarding assessment work before the next assessment work anniversary date.

If Crosshair fails to meet any of the obligations set out in section 2, 3 and 10, in order to keep the Option in good standing, the Optionor shall deliver a notice to Crosshair specifying such failure and Crosshair shall have 30 days following receipt of such notice to make such payments or incur such Eligible Exploration Expenditure (or the applicable portion thereof or to pay the Optionor an amount equal to the applicable portion of such payment or Eligible Exploration Expenditure) or otherwise remedy such default. If Crosshair fails to make such payment or meet such Eligible Exploration Expenditures or otherwise remedy such default within thirty (30) days of Crosshair being notified by the Optionor, Crosshair shall be in default of the Option and shall forfeit all interest and rights in the Property and this Agreement.

In the event that Crosshair fails to meet the terms or conditions of this Agreement, the Optionor may as reasonably required seek remedy for any expenditures or loss incurred as a result of the default.

7. Dropping Claims

Crosshair shall, at any time during the Option Period on or after the completion of the first year exploration expenditures, be permitted to drop up to 50% of the mineral claims comprising the Golden Promise Property. To do so, it must provide written notice of its intention to drop the claims to the Optionor who shall then have a right for a period of 60 days to acquire the claims. Crosshair further agrees that any dropped claims will be returned to the Optionor with a minimum of 100 days good standing regarding assessment work before the next assessment work anniversary date.

8. Transfer of Property

a. Upon written request by Crosshair, the Optionor shall deliver to Crosshair in a timely manner duly executed transfers of the appropriate interest in the licenses forming the Property.

b. Crosshair shall be entitled to record such transfers at its own cost with the appropriate government office to effect legal transfer of such interest in the Property into the name of Crosshair, provided that Crosshair shall hold such interest in the Property subject to the terms of this Agreement, it being understood that the transfer of such legal title to Crosshair prior to the exercise of the Option is for administrative convenience only.

c. In the event of such transfer of licenses, Crosshair will provide all relevant claim information, including but not limited to any notices relating to the required payments, assessment work, or pending notices on such claims or licenses, in a timely manner to the Optionor while the Optionor is operator.

9. NSR Buy Down

Upon Crosshair earning an interest in the Property, Crosshair will also earn an equivalent interest in the right of Optionor to buy down any of the net smelter returns royalties granted in the Underlying Agreements.

10. Underlying Agreements

Crosshair acknowledges and agrees to be bound by the terms of the Underlying Agreements during the Option Period and to make the cash payments under the Underlying Agreements required to keep the Underlying Agreements in good standing. Any payments in shares required to be made under the Underlying Agreements will be made by the Optionor.

All monies that are held as security deposits with the Newfoundland Government as of the date of this Agreement will be refunded to Optionor upon filing of the required assessment work.

For Government grants received for work on the Property, as funded by Crosshair, such reimbursement cheques shall be paid to Crosshair.

11. Area of Interest

There shall be a prior area of interest (the "Prior Area of Interest") that is the same as that described in the Underlying Agreements. There shall also be, for the purposes of this Agreement, an area of interest ("AOI") that shall include all property within 2km from the outer boundary of the Property, as constituted at the date hereof.

If either party acquires property within the AOI or Prior Area of Interest, whether by map staking or through a third party, then the acquiring party shall offer the property to the other party for inclusion in the Property subject to the terms of this Agreement. If Crosshair acquires any such property during the Option Period, then those costs will be credited towards Eligible Exploration Expenditures. If the Optionor acquires property within the AOI or Prior Area of Interest during the Option Period and Crosshair accepts such property as part of the Property with written notice, then Crosshair shall pay and/or reimburse to the Optionor 100% of the acquisition costs, which shall be credited towards Eligible Exploration Expenditures.

The acquiring party shall offer the property within thirty (30) days of formal acquisition to the other party in writing for inclusion in the Property and the other party shall have thirty (30) days from the date of written notice by the acquiring party to accept the acquired property for inclusion in the Property. For greater certainty, if the other party does not accept the offer in writing within thirty (30) days, the other party shall be deemed not to have accepted the inclusion of the acquired property for inclusion into the Property.

For greater certainty, in the event that the 2 km AOI as defined in the Victoria Lake Property Agreement between Rubicon Minerals Corporation and International Lima Resources Corp. (now Crosshair) on the Victoria Lake Property, NL dated February 14, 2003, overlaps with the AOI defined in this section 11 and shown in Schedule A of this agreement, the Victoria Lake Property Agreement AOI shall supercede and take precedence.

Formal acquisition shall be the issuance date of a licence or licences for a staking application or the date when an option agreement is fully executed.

12. Assignment

This Agreement shall inure to the benefit of and be binding upon each party's assigns and successors.

In the event that either party wishes to assign or sell its interest in this Agreement or the Property, then such party shall offer the other party the right of first offer on its interest. Such right shall be exercisable within 30 days of either party receiving written notification from the other party of its intention to sell its interest ("Offered Interest").

However, notwithstanding any other term in this Agreement, in the event that either party should "spin off" their Newfoundland land holdings into a new company ("NfCo") through Plan of Arrangement or other similar corporate procedure or transaction, then such party may assign this Agreement to NfCo without the other party's consent upon the condition that NfCo undertakes in writing to be bound by this Agreement. Crosshair hereby acknowledges that the Optionor is proposing such corporate reorganization as is outlined in its news release dated November 21, 2005

For greater certainty, nothing contained in the provisions of this section 12 shall prevent any party from entering into any corporate reorganization, merger, amalgamation, takeover bid, plan of arrangement, or any other such corporate transaction which has the effect of, directly or indirectly, selling, assigning, transferring, or otherwise disposing of all or a part of the Offered Interest.

13. Formal Agreement and Joint Venture

In the event that Crosshair fulfills the requirements of the Option and thereby earns an undivided 60% right, title and interest in and to the Property, Crosshair and the Optionor will be deemed to have formed a joint venture with the initial participating interests therein being Crosshair 60% and the Optionor 40%. The parties agree to use their reasonable best efforts to complete a formal Joint Venture agreement prior to the end of the Option Period. The formal agreement would include but not be limited to the above terms and shall include those terms and items contemplated in Schedule G. In the event that such contemplated formal agreement is not completed, this Agreement shall remain in force and effect and the provisions set out in Schedule G shall govern the Joint Venture.

14. Confidentiality

The parties agree to keep all information pertaining to this Agreement and all data and information concerning the Property confidential unless required by regulatory or similar related disclosure. Subject to applicable law, both Optionor and Crosshair agree to provide the other with a minimum of 48 hours to review any news releases pertaining to this Agreement or the Property. Each party shall be permitted to make comments on each release, and the other party agrees to take such comments into account before issuing any release.

15. Reports

If at any time during the Option Period the Optionor is not the contractor for the exploration programs, Crosshair shall, as Operator, provide monthly summary technical and accounting reports to Optionor. While the Optionor is contractor, it shall furnish monthly summary reports and accounting reports to Crosshair.

16. Notice

Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered or if mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by prepaid telegram or by telecopier, in the case of the Optionor addressed as follows:

Suite 1540 – 800 West Pender Street
Vancouver, British Columbia, V6C 2V6
Attention: Michael Vande Guchte
Telephone No.: 604.623.3333
Fax: 604.623.3355
Email: mikevg@rubiconminerals.com

and in the case of Crosshair addressed as follows:

Suite 1240, 1140 West Pender Street
Vancouver, BC, V6E 4G1
Attention: Mark J. Morabito, President
Telephone No.: 604.681.8030
Fax: 604.681.8039
Email: mark@crosshairexploration.com

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed, or telegraphed, on the third business day after the date of mailing or telegraphing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

17. Counterparts

This Agreement, notices and future amendments, if any, associated with it may be signed by facsimile in as many counterparts as may be required.

18. Arbitration

Any dispute or conflict between the parties concerning this Agreement which cannot be settled by them shall be submitted firstly to a mutually agreeable mediator who will have no authority to bind the parties and, in the event that mediation efforts are unsuccessful, to a single arbitrator pursuant to the provisions of the *Commercial Arbitration Act (British Columbia)* or, if the parties cannot agree upon a single arbitrator, to three arbitrators, one appointed by Crosshair, one appointed by the Optionor and a third appointed by the arbitrators appointed by Crosshair and the Optionor. Arbitration proceedings shall take place in Vancouver, British Columbia, at such place that the arbitrator or arbitrators shall determine.

19. Prior Agreements

This Agreement supersedes and replaces all prior agreements between the parties hereto with respect to the Property, which said prior agreements shall be deemed to be null and void upon the execution hereof.

20. Governing Law

This Agreement will be interpreted in accordance with the laws of the Province of British Columbia and will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns

IN WITNESS WHEREOF the parties hereto have hereunto executed these presents as of the day and year first above written.

RUBICON MINERALS CORPORATION

____
Authorized Signatory
J. Garfield MacVeigh
Chairman of the Board

CROSSHAIR EXPLORATION & MINING CORP.

____
Authorized Signatory

Schedule A

Golden Promise Property Claims

Licence #	# of Claims	NTS	Sec Deposit	Renewal Date	Report Due	Expenditures Required
8904M	6	12A/16	$ 0.00	9 July 2007	7 September 2006	$600.93 by 09 July 2006
8947M	22	12A/16	$ 0.00	19 July 2007	18 Sept 2006	$3,834.18 by 19 July 2006
11017M	112	12A/16	$ 0.00	18 Dec 2008	16 Feb 2007	$29,340.19 by 18 Dec 2006
11028M	256	12A/16	$ 0.00	21 June 2007	21 Aug 2007	$85,929.15 by 21 June 2008
11029M	256	12A/16	$ 0.00	21 June 2007	21 Aug 2006	$80,698.88 by 21 June 2008
11033M	256	02D/13-12A/16	$ 0.00	21 June 2007	21 Aug 2006	$99,928.62 by 21 June 2008
11034M	217	12A/16	$ 0.00	21 June 2007	21 Aug 2006	$94,636.18 by 21 June 2009
11057M	42	12A/16	$0.00	28 Oct 2009	27 Dec 2006	$5,398.54 by 28 Oct 2006
11062M	147	12A/16	$ 0.00	19 July 2007	18 Sept 2006	$49,502.14 by 19 July 2006
11347M	110	02D/13	$ 0.00	4 October 2007	5 Dec 2006	$30,441.58 by 04 October 2006
TOTAL:	1424					

Schedule A

Golden Promise Property Claims


460000
465000
470000
475000
480000
485000
490000
495000
500000
5370000
5365000
5360000
5355000
5350000
5345000
N
5000 0 5000 Meters
Legend
OB Property Outline
Mercer Golden Promise Claims
2 km AOI CXX Golden Promise Agreement
Three Angle Pond Property
Golden Promise Property Licences
2 km Tom Joe AOI
Mercer Golden Promise AOI (3 km)
Crosshair Victoria Lake Agreement 2 km AOI
South Golden Promise Property
Map Staked Licences as of March 31, 2006
NTS Map Sheets
Roads
Rivers and Streams
Lakes and Ponds

Schedule B

Underlying Agreement

May 22, 2002 Letter Agreement
between William Mercer and Rubicon Minerals Corporation
on the Golden Promise Property



RUBICON

Mr. William Mercer
Box 182
Badger, Newfoundland
A0H 1A0

CONFIDENTIAL

SENT BY FAX
709.539.2524

May 22, 2002

LETTER AGREEMENT BETWEEN
WILLIAM MERCER
AND
RUBICON MINERALS CORPORATION
ON THE GOLDEN PROMISE PROPERTY

Dear William,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to William Mercer (the "Owner") to allow Rubicon to acquire 100% interest in 3 mineral licences (the "Golden Promise Property", the "Property") located on NTS 12A16, Newfoundland and detailed in Schedule A. The Owner warrants that he controls a 100% interest in the Property and is duly entitled to enter into an agreement on this Property.

The Owner warrants that he will provide Rubicon with all data related to the Property as part of this Agreement. The Owner acknowledges that Rubicon has contributed map-staked claims to the Property as specified in Schedule A.

In exchange for a 100% interest in the Property, Rubicon offers the following terms:

1) Rubicon will make the following cash and share payments to the Owner:

	C$	Shares
On signing (after regulatory approval)	15,000	0
On or before June 1, 2003	40,000	20,000
On or before June 1, 2004	50,000	30,000
On or before June 1, 2005	50,000	50,000
On or before June 1, 2006	75,000	0

2) Rubicon will grant a 2.0% Net Smelter Return ("NSR") to the Owners on the Property for which a 1.0% NSR will be purchasable by Rubicon from the Owners at any time for $1,000,000 (NSR details are attached as Schedule B) which may be purchased for $500,000 for 0.5% each. Rubicon has a right of first refusal on the remaining 1.0% NSR.

3) Rubicon will make annual advance royalty payments of $20,000 to the Owners starting on June 1, 2007. These advance royalty payments shall be deductible from future Net Smelter Return royalties.



RUBICON

4) During this Agreement, Rubicon shall receive all map-staking security deposit monies from the Owner upon filing assessment work to recoup these costs for any claims staked by Rubicon.

5) There shall be a mutual area of interest ("Area of Interest") of 3 kilometres (subject to any pre-existing areas of influence), from the perimeter of the Property (Schedule A), on unstaked lands. Should Rubicon map-stake within the Area of Interest, at its sole discretion, those claims shall become part of the Property at no cost to the Owner. Should the Owner map-stake in the Area of Interest, these claims shall be offered to Rubicon for the map-staking costs paid to the Newfoundland Government (which costs shall be in turn recouped from the Newfoundland Government by Rubicon by filing the necessary assessment work). Rubicon shall have 30 days to make the election of whether or not to include the new claims from the Owner.

6) Rubicon may assign this Agreement in part or whole to any third party at any time.

7) Upon completion of the schedule of payments as contemplated by 1) above, Rubicon may request the Property title be transferred to its name at its cost.

8) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owner.

9) This Agreement shall be open to acceptance until May 22, 2002 at 9:00pm Vancouver time.

10) Rubicon may elect to drop any or all claims covered by Schedule A of this Agreement by providing 30 days notice to the Owner and returning the claims in 90 days good standing from the date of notice.

11) All data and information provided to the Owner with respect to the Property shall be treated as and kept confidential unless it is in the public domain. The Owner shall not disclose such confidential data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by Rubicon.

12) This Agreement is subject to regulatory approval and due diligence of Schedule A.

13) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

14) This Agreement supercedes any previous agreements or discussion on the Property and shall be the entire agreement.

15) All references to dollars in this Agreement shall be in Canadian dollars unless otherwise specified.

16) This Agreement may be signed in counterparts and/or by facsimile, as required.

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street, Vancouver, BC CANADA V6E 4A6
Tel: 604.623.3333 Toll free: 866.365.4706 Fax: 604.623.3333 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RMX.TSX Venture



RUBICON

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return one original to Rubicon.

Yours sincerely,

Per:

Michael J. Gray
VP Exploration
Rubicon Minerals Corporation

Michael J. Gray executed this agreement in my presence this 8th day of August, 2002.

DON COLLIE
Barrister and Solicitor
DAVIS & COMPANY
2800 - 666 Burrard Street
Vancouver, BC V6C 2Z7

Cc: David Adamson, President and J. Garfield MacVeigh, Chairman of the Board

Accepted this 22nd day of May, 2002

William Mercer

DORA WELLS
A Commissioner for Oaths in and for the Province of Newfoundland. My commission expires December 31, 2004.

Dora Wells

This INSTRUMENT is hereby approved this 14th day of Aug. 20 02 by
for A.W. Taylor
MINISTER OF MINES AND ENERGY

REGISTERED: this 15th day of Aug 20 02
in accordance with Sec. 6, the Mineral Act RSN 1990
Vol. 21 Fol. 7 Receipt No. N/A
MINERAL CLAIMS RECORDER



RUBICON

SCHEDULE A

**TO THE LETTER AGREEMENT BETWEEN
WILLIAM MERCER
AND
RUBICON MINERALS CORPORATION
ON THE GOLDEN PROMISE PROPERTY**

Property Description

The Golden Promise Property is comprised of map-staked claims located in the Exploits River area, Province of Newfoundland, more particularly described as follows:

MAP LICENCE #	# UNITS	ISSUE DATE	RECOREDED HOLDER	NTS
8864M	12	June 25/02	Nfld Dimension Stone	12A/16
8859M	12	June 21/02	Nfld Dimension Stone	12A/16
8868M	168	June 25/02	Rubicon Minerals Corporation	12A/16

Due diligence accepted this 26th day of July, 2002.

By: [signature]

Michael J. Gray
VP Exploration, Rubicon Minerals Corporation



RUBICON

SCHEDULE B

**TO THE LETTER AGREEMENT BETWEEN
WILLIAM MERCER
AND
RUBICON MINERALS CORPORATION
ON THE GOLDEN PROMISE PROPERTY**

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the 2.0% Net Smelter Returns Royalty (the "Royalty") payable in connection with the Golden Promise Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and William Mercer (the "Owner", "Vendor"), dated May 22, 2002 concerning the Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Claims, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Claims, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Claims, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Claims which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Claims as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Claims; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Claims; (c) entitle the Payee to any partition of the Claims; or (d) entitle the Payee to any ownership interest in any improvements on the Claims, equipment and other personal Claims located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Claims.



RUBICON

3. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Claims, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Claims at such place or places as it may elect, either upon the Claims or upon other Claims.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Claims. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Claims, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the May 22, 2002 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owner occurring after May 22, 2003 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by



RUBICON

a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Claims, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Claims. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Claims.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

First Amendment to the Letter Agreement Dated May 22, 2002 between William Mercer and Rubicon Minerals Corporation

THIS FIRST AMENDMENT is made and entered into as of July 17, 2003, between Rubicon Minerals Corporation ("Rubicon") and William Mercer (the "Owner").

WHEREAS, Rubicon and the Owner heretofore entered into that certain Letter Agreement dated May 22, 2002 (the "Agreement"); and

WHEREAS, Rubicon and the Owner wish to make this first amendment to the Agreement to clarify certain properties or interests owned or under the control of the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. That section 7) in the Agreement shall be amended by adding a sentence to state the following:

   "Rubicon may at any time request that the Property be transferred to Rubicon at its sole cost during the option period. Upon such transfer, Rubicon shall hold title to the Property in trust and subject to this Agreement. If Rubicon or the third party elect to terminate the Agreement, the Property shall be returned to the Owner at no cost to the Owner.

2. The portions of mineral licences that have been map-staked by Rubicon that lie within the three (3) km Area of Interest as set out in section 5) of the Agreement are described as Schedule C shall become the "Area of Interest Claims" and are further described in Schedule D. Both Schedule C and Schedule D are attached hereto and made part of the Agreement.

3. That section 17) shall be added to the Agreement as follows:

   "If Rubicon is in default under the terms of the Agreement, then the Owner shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period), taken reasonable steps to cure the default or dispute the default, then the Owner shall be entitled to seek any remedy it may have on account of such default."

   "In the event Rubicon enters into an agreement with a third party (the "Third Party") concerning the Mercer Licences, and remains in default of the Agreement, following the Rubicon Default Period, then the Owner shall provide additional written notice to the Third Party specifying the default. The third party shall have an additional thirty (30) days (the "Third Party Default Period") to remedy or dispute the default. If no reasonable steps are taken to

cure the default or dispute the default by the Third Party, then the Owner shall be entitled to seek any remedy it may have on account of such default."

"Rubicon or its assigns will not lose any rights during the period when in good faith they are or have disputed the notice of default."

4. That section 18) shall be added to the Agreement as follows:

"This Agreement shall enure to the benefit of and be binding upon their respective successors and assigns."

Except as hereinabove amended, all terms and conditions of the Agreement shall remain unchanged and the Agreement is in full force and effect.

In witness whereof, the parties hereto have caused this First Amendment to the Agreement to be duly executed by its authorized representative as of the date first set forth above.

Rubicon Minerals Corporation

Per: [signature]
Title: President & CEO

Accepted this 29 day of July, 2003

[signature]
William Mercer

Second Amendment to the Letter Agreement Dated May 22, 2002 between William Mercer and Rubicon Minerals Corporation

THIS SECOND AMENDMENT is made and entered into as of July 27, 2003, between Rubicon Minerals Corporation ("Rubicon") and William Mercer (the "Owner").

WHEREAS, Rubicon and the Owner heretofore entered into that certain Letter Agreement dated May 22, 2002 (the "Agreement"); and

WHEREAS, Rubicon and the Owner wish to make this second amendment to the Agreement to clarify certain properties or interests owned or under the control of the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. That the NSR provision of the Agreement shall apply to those claims described hereunder (the "Annexed Claims") but the Annexed Claims shall not form part of the Area of Interest as defined in the Agreement.

Annexed Claims Description

From a starting point at 568000E, 5425000N,
then 3000 meters south to 568000E, 5422000N,
then west (approximately 815m) to the 3km AOI boundary,
then northwest following the 3km AOI boundary to 565000E, 5423000N,
then 2000 meters north to 565000E, 5425000N,
then 3000 meters east to starting point at 568000E, 5425000N.

Coordinate descriptions for the Annexed Claims (above) are in NAD 27 UTM coordinates. The Annexed Claims are contiguous with the Area of Influence as defined in the Agreement and form part of mineral licences 8950M and 9105M. For greater clarification the annexed claims are shown on Schedule A to this Second Amendment to the Agreement.

2. The Owner acknowledges that the Area of Influence shall remain as described in the Agreement and that the Owner has no right, nor claim to any right, pertaining to any of the claims or licences outside of the Area of Influence, whether or not staked, or owned, or optioned by Rubicon and whether or not existing as of the date of this Amendment, except as granted herein.

Except as hereinabove amended, all terms and conditions of the Agreement shall remain unchanged and the Agreement is in full force and effect. This Amendment shall enure to the benefit of, and be binding upon, their respective heirs and successors.

In witness whereof, the parties hereto have caused this Second Amendment to the Agreement to be duly executed by its authorized representative as of the date first set forth above.

Rubicon Minerals Corporation

Per: ____________________

Title: President - CEO

Accepted this 29 day of July, 2003

____

William Mercer

Third Amendment to the Letter Agreement Dated September 1, 2003
between William Mercer and Rubicon Minerals Corporation

THIS THIRD AMENDMENT is made and entered into as of September 1, 2003, between Rubicon Minerals Corporation ("Rubicon") and William Mercer (the "Owner").

WHEREAS, Rubicon and the Owner heretofore entered into that certain Letter Agreement dated May 22, 2002, as amended by a first amending agreement dated July 17, 2003 and a second amending agreement dated July 27, 2003 (the "Agreement");

WHEREAS, Rubicon and the Owner wish to make this third amendment to the Agreement to provide for the immediate issuance and delivery into escrow of 80,000 common shares of Rubicon.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. That Section 1 in the Agreement be amended by adding the following paragraph to the end of the Section:

> "Provided that, the Owner and Rubicon hereby agree that the 30,000 common shares to be issued on or before June 1, 2004 and the 50,000 common shares to be issued on or before June 1, 2005 shall be issued in the name of the Owner and delivered into escrow as soon as practicable after August 28, 2003 pursuant to an escrow agreement among the parties and a mutually acceptable escrow agent. Such escrow agreement shall provide for the release of the shares to the Owner in the amounts and on or before the dates specified above, upon notification provided to the Escrow Agent by Rubicon, unless Rubicon terminates the Agreement pursuant to Section 8, in which case all remaining escrowed shares shall be returned to Rubicon. The escrow agreement shall contain such further terms and conditions as are acceptable to the parties.

Except as hereinabove amended, all terms and conditions of the Agreement shall remain unchanged and the Agreement is in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to the Agreement to be duly executed by its authorized representative as of the date first set forth above.

Rubicon Minerals Corporation

Per: ____________________

Title: Chairman of the Board

Accepted this 1st day of September, 2003

____
William Mercer

VANSOL Library:5324521 (Word)

Schedule C

Underlying Agreement

**July 11, 2003 Royalty Letter Agreement
between Allan Keats and Rubicon Minerals Corporation
on Three Angle Pond Property, NL**



RUBICON

Mr. Allan Keats
General Delivery
Benton, NL
A0G 1C0

CONFIDENTIAL

July 11, 2003

ROYALTY LETTER AGREEMENT BETWEEN
ALLAN KEATS
AND
RUBICON MINERALS CORPORATION
ON THREE ANGLE POND PROPERTY, NL

Dear Al,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer the following terms in this Royalty Letter Agreement (the "Agreement") to Allan Keats ("Keats") in consideration of Keats assistance to Rubicon in acquiring mineral licence 8949M comprising the Three Angle Pond Property, (the "Property") located in the Badger area, NTS 12A/16, Newfoundland and is detailed in the attached Schedule A.

Keats acknowledges that Rubicon owns a 100% recorded and beneficial interest in the Property.

Keats warrants that he will provide Rubicon with all data related to the Property as part of this Agreement.

1) Rubicon shall grant a one (1)% Net Smelter Return Royalty ("NSR") to the Owner on the Property of which a 0.5% NSR (50% of the NSR) will be purchasable by Rubicon from the Owner at any time for $250,000 (NSR details are attached as Schedule B). Rubicon has a right of first refusal on the remaining 0.5% NSR.

2) Rubicon shall pay the Owner a one time cash payment of $1,000 should ten (10) drill holes be completed by Rubicon on the Property. Each drill hole must exceed the length of 15 metres. Should Rubicon drill an aggregate of fifty (50) drill holes on the Property, Rubicon shall make a second one time cash payment of $5,000 to the Owner.

3) If a bankable feasibility study is completed on the Property, Rubicon shall pay the Owner a one time cash payment of $25,000 on completion of this study.

4) If the Property is sub-optioned, then Rubicon will pay the Owner 10% of the option cash payments Rubicon receives from the sub-optionee. If the Property forms a part of a larger property sub-option agreement, then the Owner shall receive a pro rata share of the cash payments based on the Property size with respect to the entire sub-optioned property.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

5) Rubicon may assign, sell, convey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party at any time.

6) If at anytime the Owner elects to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon shall be entitled to a right of first refusal in respect thereof.

7) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owner and shall transfer the Property to the Owner at no cost to the Owner.

8) Rubicon may elect to drop the mineral licence or any minerals claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owner and returning the mineral licence or mineral claims in 60 days good standing.

9) If Rubicon is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default. In the event Rubicon enters into an agreement with a third party (the "Third Party") concerning the Property, and remains in default of the Agreement, following the Rubicon Default Period, then the Owners shall provide additional written notice to the Third Party specifying the default. The Third Party shall have an additional thirty (30) days (the "Third Party Default Period") to remedy or dispute the default. If no reasonable steps are take to cure the default or dispute the default by the Third Party, then the Owners shall be entitled to seek any remedy it may have on account of such default. Rubicon or its assigns will not lose any rights during the period when in good faith they are or have disputed the notice of default.

10) Rubicon shall be entitled to receive all security deposits held by the Newfoundland Government related to the mineral claims comprising the mineral licences in Schedule A providing it performs the required assessment work.

11) All data and information provided to the Owner with respect to the Property shall be treated as and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or consented to by the other party.

12) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

13) This Agreement supercedes any previous agreements or discussions on the Property and shall be the entire agreement.

14) All reference to dollar amounts contained in this Agreement are referenced to Canadian funds.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

15) This Agreement will be closed and binding upon completion and execution in the space provided below.

16) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

17) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

18) This Agreement shall be open to acceptance until 6 August, 2003 at 5:00 pm (Newfoundland time).

19) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,

Rubicon Minerals Corporation

J. Garfield MacVeigh
Chairman of the Board

Cc: Michael J. Gray
V.P. Exploration

Accepted this 5 day of August, 2003:

Allan Keats

DARREN HART
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My Commission expires on December 31, 2003.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE A

TO THAT PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN ALLAN KEATS AND RUBICON MINERALS CORPORATION ON THE THREE ANGLE POND PROPERTY, NL

Property Description

The Three Angle Pond Property is comprised of one mineral licence totaling sixty-two mineral claims claims located in the Electoral District of 14 Grand Falls-Buchans, NTS 12A/16, Province of Newfoundland, more particularly described as follows:

LICENCE NO.	CLAIMS	ISSUE DATE	RECORDED HOLDER
8949M	62	July 19, 2002	Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE B

TO THAT PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN ALLAN KEATS AND RUBICON MINERALS CORPORATION ON THE THREE ANGLE POND PROPERTY, NL

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the Badger Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Al Keats (the "Owner", "Vendors"), dated July 11, 2003 concerning the Property.

1. Definition of Net Smelter Returns. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Property, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. Certain Characteristics of the Royalty. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Property; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the



RUBICON

Payee to any partition of the Property; or (d) entitle the Payee to any Ownership interest in any improvements on the Property, equipment and other personal Property located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.

3. Commingling. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. Stockpiling. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other Property.

5. Calculation and Delivery of Royalty Payments. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. Audit. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. Method of Making and Reporting Payments. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.



RUBICON

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the July 11, 2003 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owner occurring after July 11, 2004 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties.**

(1) No Obligation. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Property, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) Hedging. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Property. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Property.

(3) Advance Royalty Payments. Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. Arbitration. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall


RUBICON

further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com

Schedule D

Underlying Agreement

August 4, 2003 Purchase and Royalty Letter Agreement between Al Keats, Kevin Keats and Peter Dimmell and Rubicon Minerals Corporation on the Tom Joe Property, NL

&

Termination Notice of the Tom Joe Agreement



RUBICON

Mr. Al Keats,
General Delivery
Benton, NL
A0G 1C0

Mr. Kevin Keats
P.O. Box 70,
Gambo, NL
A0G 2E0

Peter Dimmell
56 Carpasian Rd.
St. John's, NL
A1B 2R2

CONFIDENTIAL

August 4, 2003

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN AL KEATS, KEVIN KEATS & PETER DIMMELL AND RUBICON MINERALS CORPORATION ON THE TOM JOE PROPERTY, NL

Dear Al, Kevin and Peter,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to Al Keats, Kevin Keats and Peter Dimmell (collectively the "Owners") to allow Rubicon to acquire 100% undivided interest in six mineral claims comprising the Tom Joe Property, (the "Property") located in the Tom Joe Brook area, NTS 12A/16, Newfoundland covering mineral licence 4932M and detailed in Schedule A.

The Owners represent and warrant to Rubicon that they own a 100% recorded and beneficial interest in the Property, the Property is free and clear of all charges, liens and other encumbrances and they are duly entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Agreement.

In exchange for a 100% undivided interest in the Property, Rubicon offers the following terms:

1) Rubicon will make the following cash payments totaling $ 49,000 (Canadian) to the Owners (1/3 portion to each of the Owners):

On signing	$ 5,000 (paid October 2, 2002)
On or before Sept 19, 2003	$ 8,000
On or before Sept 19, 2004	$12,000
On or before Sept 19, 2005	$24,000

2) Upon the Owners receipt of the cash payments totaling $49,000, Rubicon shall have acquired a 100% registered and beneficial interest in and to the Property.



RUBICON

3) On exercise of its option, Rubicon will grant a 2.5% Net Smelter Return Royalty ("NSR") to the Owners on the Property for which a 1.5% NSR (60% of the NSR) will be purchasable by Rubicon from the Owners at any time for $1,500,000 (NSR details are attached as Schedule B). The NSR is also purchasable for $500,000 for each 0.5% NSR. Rubicon has a right of first refusal on the remaining 1.0% NSR.

4) Rubicon shall grant the Owners an additional 1% NSR as defined in the attached Schedule B, (the "Surrounding NSR") on any mineral claims staked by Rubicon and lying wholly within two (2) kilometers from the outside boundary of the mineral licence 4932M, (the "Area of Interest"), but excludes any mineral claims lying within pre-existing areas of interest agreed to by Rubicon with other parties. Rubicon shall have no obligations to maintain or hold the mineral claims within the Area of Interest. Rubicon shall have the right to purchase 0.5% of the Surrounding NSR for $500,000 and shall have the right of first refusal on the remaining Surrounding NSR.

5) During the currency of the Agreement, Rubicon will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon sees fit.

6) Rubicon may assign, sell, convey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party at any time.

7) If at anytime the Owners elect to sell, convey, transfer or otherwise dispose of all or any portion of their interest in the Agreement or Property, Rubicon shall be entitled to a right of first refusal in respect thereof.

8) Rubicon may at any time request that the Property be transferred to Rubicon at its cost. In the event Rubicon elects to terminate the Agreement, Rubicon will return the Property to the Owners at no cost to the Owners.

9) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

This Agreement shall be open to acceptance until 15 August, 2003 at 5:00 pm PST.

Rubicon may elect to drop any or all mineral licences or mineral claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owners and returning the mineral claims in 90 days good standing.

Rubicon shall be entitled to receive all security deposits held by the Newfoundland Government related to the mineral claims in Schedule A and any mineral claims acquired within the Area of Interest providing it performs the required assessment work.

13) All data and information provided to the Owners with respect to the Property shall be treated as and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com





RUBICON

The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

This Agreement is subject to the due diligence of Schedule A.

This Agreement supercedes any previous agreements or discussions on the Property and shall be the entire agreement.

If Rubicon is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default. In the event Rubicon enters into an agreement with a third party (the "Third Party") concerning the Property, and remains in default of the Agreement, following the Rubicon Default Period, then the Owners shall provide additional written notice to the Third Party specifying the default. The Third Party shall have an additional thirty (30) days (the "Third Party Default Period") to remedy or dispute the default. If no reasonable steps are take to cure the default or dispute the default by the Third Party, then the Owners shall be entitled to seek any remedy it may have on account of such default. Rubicon or its assigns will not lose any rights during the period when in good faith they are or have disputed the notice of default.

18) All reference to dollar amounts contained in this Agreement are referenced to Canadian funds.

19) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

20) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

21) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

22) This Agreement may be signed by facsimile if required in as many counterparts as may be required.



RUBICON

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,
Rubicon Minerals Corporation

Per:
Title: Chairman of the Board

Cc: J. Garfield MacVeigh –Chairman of the Board

DARREN HART
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador. My Commission expires on December 31, 2003.

Accepted this 5 day of August, 2003:

Al Keats

Kevin Keats

Peter Dimmell

JAMES P. HINCHEY
A Commissioner for Oaths in and for the Province of Newfoundland.
My commission expires on December 31 2006.

This INSTRUMENT is hereby approved this 11th day of August 20 03 by
for A.W. Taylor
MINISTER OF MINES AND ENERGY

REGISTERED: this 11th day of Aug. 20 03
In accordance with Sec. 6, the Mineral Act RSNL 1990
Vol. 30 Fol. 36 Receipt No. 018

MANAGER-MINERAL RIGHTS
(Mineral Claims Recorder)



RUBICON

SCHEDULE A

TO THE LETTER AGREEMENT DATED AUGUST 4, 2003 BETWEEN AL KEATS, KEVIN KEATS & PETER DIMMELL AND RUBICON MINERALS CORPORATION ON THE TOM JOE PROPERTY, NL

Property Description

The Tom Joe Property is comprised of six claims located in the Electoral District of 14 Grand Falls-Buchans, NTS 12A/16, Province of Newfoundland, more particularly described as follows:

LICENCE NO.	CLAIMS	ISSUE DATE	RECORDED HOLDER
4932M	6	10 June 1996	Kevin Keats

Due diligence accepted this 5th day of August, 2003

By:

J. Garfield MacVeigh, Chairman
Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE B

TO THE LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE TOM JOE PROPERTY,NL

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the Tom Joe Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Al Keats, Kevin Keats and Peter Dimmell (the "Owners", "Vendors"), dated August 4, 2003 concerning the Property.

1. Definition of Net Smelter Returns. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Property, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Property, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Property, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. Certain Characteristics of the Royalty. The Payee's interest in the Royalty is a non-participating interest in the Property which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Property as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Property; (b) entitle the Payee to grant to third parties



RUBICON

leases, licenses, easements or other rights to conduct operations on the Property; (c) entitle the Payee to any partition of the Property; or (d) entitle the Payee to any ownership interest in any improvements on the Property, equipment and other personal Property located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Property.

3. Commingling. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Property, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. Stockpiling. The Payor may stockpile any Products from the Property at such place or places as it may elect, either upon the Property or upon other Property.

5. Calculation and Delivery of Royalty Payments. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Property. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. Audit. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Property, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. Method of Making and Reporting Payments. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of



RUBICON

the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. Commercial Production

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the August 4, 2003 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owners occurring after January 8, 2004 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. Additional Agreements of the Parties.

(1) No Obligation. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Property, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) Hedging. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Property. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Property.

(3) Advance Royalty Payments. Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. Arbitration. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so


RUBICON

selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

August 17, 2005

Allan Keats
Genral Delivery
Benton, NL
A0G 1C0

Kevin Keats
P.O. Box 10
Gambo, NL
A0G 2E0

Peter Dimmell
56 Carpasian Rd.
St. John's, NL
A1B 2R2

CONFIDENTIAL

RE: Termination of the Purchase and Royalty Letter Agreement between Al Keats, Kevin Keats & Peter Dimmell and Rubicon Minerals Corporation on the Tom Joe Property, NL

11:45 AM

Dear Al, Kevin and Peter:

It is with regret that Rubicon Minerals Corporation ("Rubicon") has decided to terminate the Purchase and Royalty Letter Agreement between Al Keats, Kevin Keats & Peter Dimmell and Rubicon Minerals Corporation on the Tom Joe Property, NL dated August 4, 2003 (the "Agreement"), as contemplated under section 9 of the Agreement. An original notice was sent via email from David Copeland, dated August 17, 2005 at ~~11:00~~ AM (NT), notifying the property vendors of the plans to terminate the Agreement. An original signed document will be forwarded by express post.

These claims (licence 4932M) are being returned in more than 90 days good standing as outlined in section 9 of the Agreement. This licence is in good standing until June 10, 2007.

Kindly acknowledge receipt of this termination notice by each signing and returning the enclosed copy of this letter. Please have a notary public witness your signature prior to returning the letter.

Yours sincerely,

David Copeland, Exploration Manager (Newfoundland)

RUBICON MINERALS CORPORATION

Per: [signature]
Authorized Signatory

Notice of receipt acknowledged this 23rd day of August, 2005

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com
VSE:RMX



RUBICON

Per: ____________________
Al Keats

Per: ____________________
Kevin Keats

Per: ____________________
Peter Dimmell

Cc: Garfield MacVeigh, Chairman of the Board
Steve House, Project Geologist and Land Manager

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com
VSE.RMX

Schedule E

Underlying Agreement

June 14, 2004 Purchase and Royalty Letter Agreement
between Stephen Courtney and Newfoundland & Labrador Minerals Ltd.
and Rubicon Minerals Corporation
on the OB Property, NL

RUB ICON

Mr. Stephen Courtney
10 Main Street West Extension
Grand Falls-Windsor, NL
A2B 1J8

And

Newfoundland & Labrador Minerals Ltd.
P.O. Box 11, Site 7, R.R.# 1 Placentia, NL
AOB 2YO

CONFIDENTIAL

June 14, 2004

PURCHASE AND ROYALTY LETTER AGREEMENT BETWEIN
STEPHEN COURTNEY AND NEWFOUNDLAND & LABRADOR MINERALS LTD.
AND
RUBICON MINERALS CORPORATION
ON THE OB PROPERTY, NL

Dear Stephen and George,

Rubicon Minerals Corporation ("Rubicon") Is pleased to offer option terms in this Letter Agreement (the "Agreement") to Stephen Courtney and Newfoundland & Labrador Minerals Ltd. (the "Owners") to allow Rubicon to acquire an undivided 100% Interest *in* one (1) Mineral licence totaling six (6) mineral claims comprising the OB Property (the "Property") located south-southwest *of* Badger, NTS 12A116, Newfoundland and detailed in Schedule A.

The Owners represent and warrant to Rubicon that they *are* the registered and beneficial owners *of* a 100% Interest In the Property, the Property is in good standing with respect to the performance *of* all obligations applicable under all laws *of* the Province *of* Newfoundland and Labrador, the Property Is *free* and clear *of* all charges, liens and other encumbrances and they are duty entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part *of* this Agreement.

In exchange for a 100% Interest in the Property Rubicon offers the following terms:

1)

Rubicon will make the following cash payments totaling $35,000 (the "Purchase Price") to the Owners:

Within 10 days *of* Agreement acceptance date	$5,000
On or before June 14, 2005	$5,000
On or before June 14, 2006	$10.000
On or before June 14, 2007	$15,000

Upon receipt by the Owner *of* the Purchase Price, Rubicon shall have acquired a 100% registered and beneficial interest in and to the Property.



RUBICON

2) On exercise of its option, Rubicon will grant a 2% Net Smelter Return Royalty ("NSR") to the Owner on the Property of which a 1% NSR (50% of the NSR) will be purchasable by Rubicon from the Owners at any time for $1,000,000 (NSR details are attached as Schedule B). Rubicon has a right of first refusal on the remaining 1% NSR.

3) No Area of Interest is implied or granted on lands surrounding the property outlined in Schedule A or any other ground held by Rubicon or it's partners.

4) During the currency of the Agreement, Rubicon will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon sees fit.

5) Rubicon may assign, sell, convey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party at any time.

6) If at any time the Owners elect to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon shall be entitled to a right of first refusal in respect thereof.

7) Rubicon may at any time request that the Property be transferred to Rubicon at its sole cost. In the event Rubicon elects to terminate the Agreement, Rubicon will return the Property to the Owners at no cost to the Owners.

8) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

9) This Agreement shall be open to acceptance until June 21, 2004 at 5:00pm (Newfoundland time).

10) Rubicon may elect to drop any or all mineral licences or mineral claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owners and returning the mineral licences or mineral claims in 60 days good standing.

11) Rubicon shall be entitled to receive all security deposits held by the Newfoundland and Labrador Government related to the mineral claims comprising the mineral licences in Schedule A providing it performs the required assessment work.

12) All data and information provided to the Owner with respect to the Property shall be treated and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

13) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

14) This Agreement is subject to satisfactory due diligence examination of the Property by Rubicon before June 21, 2004.

15) This Agreement supersedes any previous agreements or discussions on the Property and shall be the entire agreement.

16) All reference to dollar amounts contained in this Agreement shall refer to Canadian funds.

17) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street, Vancouver, BC Canada V6E 4A6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

18) If Rubicon is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period"), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default.

19) Any notice required to be given under this Agreement shall be deemed to be given if delivered or mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by telecopier, in the case of the Owners addressed as follows:

Mr. Stephen Courtney
10 Main Street West Extension
Grand Falls-Windsor, NL
A2B 1J8

And in the case of Rubicon addressed as follows:

Mr. Michael J. Gray, VP Exploration
Suite 888 - 1100 Melville Street
Vancouver, BC V6E 4A6
Fax: 604-623-3355

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed on the third business day after the date of mailing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

20) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

21) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,
Rubicon Minerals Corporation

J. Garfield MacVeigh, Chairman of the Board

Cc: Michael J. Gray, VP Exploration

Accepted this ____ day of June, 2004:

RUBICON

STEPHEN COURTNEY

NOTARY PUBLIC

NEWFOUNDLAND & LABRADOR MINERALS LTD.

NOTARY PUBLIC

Fred A. Whelan
Notary Public for Newfoundland
Box 53, Jerseyside, P. Bay
Nfld. A0B 2G0


RUBICON

SCHEDULE A

TO THE PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN STEPHEN COURTNEY AND GEORGE LANNON AND RUBICON MINERALS CORPORATION ON THE OTTER BROOK PROPERTY, NL

Property Description

The Property is comprised of one Mineral Licence totaling six (6) mineral claims located south – southwest of Badger, Newfoundland, NTS 12A/16, more particularly described as follows:

Mineral Licence No.	No. of Claims	Issue Date	Recorded Holder
8904M	6	July 9, 2002	Stephen Courtney

Due diligence accepted this ____ day of June, 2004.

By:

J. Garfield MacVeigh, Chairman of the Board
Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street, Vancouver, BC Canada V6E 4A6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX

RUBICON

SCHEDULE B

TO THE PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN
STEPHEN COURTNEY AND GEORGE LANNON
AND
RUBICON MINERALS CORPORATION
ON THE OB PROPERTY, NL


Licence 8904M - OTTER BROOK PROPERTY
5 0 5 Kilometers

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street, Vancouver, BC Canada V6E 4A6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX



RUBICON

time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Claims at such place or places as it may elect, either upon the Claims or upon other Claims.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Claims. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Claims, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the June 14, 2004 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owners occurring after June 14, 2005 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Claims, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Claims.

RUBICON

SCHEDULE C

TO THE PURCHASE AND ROYALTY LETTER AGREEMENT BETWEEN STEPHEN COURTNEY AND NEWFOUNDLAND AND LABRADOR MINERALS LTD. AND RUBICON MINERALS CORPORATION ON THE OB PROPERTY, NL

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the Net Smelter Returns Royalty (the "Royalty") payable in connection with the OB Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Stephen Courtney and Newfoundland & Labrador Minerals Ltd. (the "Owners", "Vendors"), dated June 14, 2004 concerning the Property.

1. Definition of Net Smelter Returns. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendors (the "Payee") on any precious metals produced or sold from the Claims, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Claims, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Claims, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. Certain Characteristics of the Royalty. The Payee's interest in the Royalty is a non-participating interest in the Claims which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Claims as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Claims; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Claims; (c) entitle the Payee to any partition of the Claims; or (d) entitle the Payee to any ownership interest in any improvements on the Claims, equipment and other personal Claims located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Claims.



3. Commingling. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Claims, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the



RUBICON

In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Claims.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

Schedule F

Management Contract

MANAGEMENT CONTRACT

THIS AGREEMENT made as of the 1st day of May, 2006

BETWEEN:

CROSSHAIR EXPLORATION & MINING CORP.
1240 – 1140 West Pender Street
Vancouver, BC, V6E 4G1

(hereinafter called the "Corporation")

-and -

RUBICON MINERALS CORPORATION
1540 – 800 West Pender Street
Vancouver, BC V6C 2V6

(hereinafter called the "Contractor")

WHEREAS:

A. The Corporation and the Contractor are parties to the property agreements listed in Schedule A, and such other agreements as may later be added to Schedule A and become subject to the terms of this agreement (the "Property Agreements"), by the terms of which the Contractor granted the Corporation the option to acquire certain interests in the mineral properties that are subject to the terms of the Property Agreements (the "Properties");

B. The Corporation has agreed to appoint the Contractor as Manager to conduct exploration programs on the Properties and the parties have agreed to set forth herein the terms upon which that will occur.

WITNESSETH that in consideration of the payments to be made by the Corporation and of the premises and mutual promises and agreements herein contained, the parties hereto agree as follows:

1.0 APPOINTMENT

1.1 The Corporation hereby appoints the Contractor to act as an independent contractor with overall management responsibility for carrying out an exploration program (the "Work") on the Properties as described herein and on the terms set out in Schedule "A" hereto, and as directed by the Corporation. The Contractor hereby accepts such appointment and covenants to forthwith commence and complete the Work in accordance with this Agreement.

1.2 The Contractor will be entitled to act as the Contractor under this Agreement until it resigns or is terminated in accordance with this Agreement.

2.0 DUTIES OF THE CONTRACTOR

2.1 Subject to the terms of this Agreement, the Contractor shall have the following powers and duties:

(a) the Contractor will conduct, manage, direct and control Work on the Properties and will prepare and present to the Corporation proposed Programs and Budgets for Work on the Properties as provided in Section 4;

(b) the Contractor will implement the decisions, policies and plans of the Corporation, shall make all expenditures necessary to carry out adopted programs and will promptly advise the Corporation if it does not receive sufficient funds to carry out its responsibilities under this Agreement;

(c) the Contractor will use commercially reasonable efforts to:

(i) purchase or otherwise acquire all materials, supplies, equipment, water, utility and transportation services required for operations, such purchases to be made on the best terms available, taking into account all of the circumstances;

(ii) obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions; and

(iii) keep the Properties free and clear of all encumbrances, except those existing on the date of this Agreement, or workers', mechanics' or material men or construction liens which shall be released or discharged in a diligent manner or such other encumbrances specifically approved by the Corporation;

(d) the Contractor will:

(i) apply for and maintain all necessary permits, licenses and approvals;

(ii) comply with all applicable laws, rules and regulations of a governmental authority having jurisdiction over the Work;

(iii) promptly notify the Corporation of any allegations of material violation thereof; and

(iv) prepare and file all reports or notices required for or as a result of Work carried out on the Properties; and

(v) carry out the Work hereunder with due diligence and in accordance with the approved Programs and Budgets.

(e) the Contractor shall keep and maintain, separate and apart from its other books and accounts and records, good and complete books of account and records pertaining to the Work and the management and operation of the Properties and its performance as Contractor hereunder, on an individual basis for each Property on which Work is being conducted, including but not limited to:

(i) copies of all geological, geophysical, geochemical, drilling, metallurgical and engineering records and reports;

(ii) maps, drawings, surveys and other records, including title records, relating to or describing the Properties and all Work thereon or in respect thereof;

(iii) all licences, approvals, consents and permits given by governmental authorities and all reports and correspondence relating thereto; and

(iv) detailed books of account and records as will properly reflect, on an accrual basis and otherwise in accordance with customary cost accounting practices in the mining industry, all transactions of the Contractor in relation to the management of Work on the Properties and the performance of its duties hereunder, including those duties for which it will seek reimbursement hereunder,

in a central location known to the Corporation, and make such books and accounts and records available to the Corporation or its duly authorized agents and representatives at all reasonable times for inspection, audit and/or reproduction. All such books and accounts and records, unless otherwise authorized by the Corporation in writing, shall be maintained by the Contractor and not destroyed;

(f) The Contractor shall keep the Corporation advised of all Work by submitting to the Corporation in writing the following information as soon as it is available to the Contractor:

(i) progress reports delivered within five Business Days after the end of each month, which include summaries of Work and statements of expenditures and comparisons of such expenditures to the adopted budget;

(ii) monthly summaries of data acquired delivered within five Business Days after the end of each month;

(iii) a copy of any reports concerning Work;

(iv) a detailed final report within 60 days after completion of each Program and Budget, which shall include comparisons between actual and budgeted expenditures and comparisons between the objectives and results of Programs; and

(v) a copy of such other reports as the Corporation may reasonably request.

Items (i) through (iii) of this subsection 2.1(f) shall be submitted by the Contractor as it prepares them in the normal course of business. The Contractor shall forthwith communicate to the Corporation concurrently any information that is material to the Work. At all reasonable times the Contractor shall provide the Corporation or its representative, upon request, access to, and the right to inspect and copy, all maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records and other information acquired in the Work that has not been provided pursuant to items (i) through (v) of this subsection 2.1(f); such

information will be provided to the Corporation as a charge to the expenditures in connection with the Work. In addition, the Contractor shall allow the Corporation upon written request (which request shall not be unreasonably denied), at the latter's sole risk and expense, and subject to reasonable safety regulations, to inspect the Work at all reasonable times, so long as the Corporation does not unreasonably interfere with operations;

(g) The Contractor shall prepare for presentation to and the approval of the Corporation, and implement and enforce, appropriate occupational health and workplace safety, sustainability and environmental protection and compliance policies and plans and such other policies and plans as the Corporation shall deem appropriate or prudent; and

(h) The Contractor shall undertake all other activities reasonably necessary to fulfill the foregoing.

3.0 STANDARD OF CARE

3.1 The Contractor shall conduct all Work in a good, workmanlike and efficient manner using the skill and judgement, and exercising such degree of care and skill as would reasonably be exercised by an experienced geological contractor carrying on operations of the nature and scope of the Work on the Properties, all in accordance with: (a) prevailing mining industry standards and practices; (b) all applicable laws; (c) the terms of all leases, licenses, permits, contracts and other agreements pertaining to Properties; and (d) applicable occupational health and work place safety, environmental protection and compliance policies.

4.0 PROGRAMS AND BUDGETS

4.1 Unless otherwise provided herein, Work shall be completed and expenses shall be incurred only pursuant to approved Programs and Budgets. In this Agreement:

"Program" means a description in reasonable detail of Work to be conducted and objectives to be accomplished by the Contractor on behalf of the Corporation in respect of each Property for a calendar year or any other period as determined jointly by the Corporation and the Contractor; and

"Budget" means a detailed estimate of all costs to be incurred and expenditures to be made by the Contractor with respect to a Program and a schedule of cash advances to be made by the Corporation.

4.2 The Contractor shall propose a Program each year for each Property on which Work will be conducted entailing:

(a) the exploration operations to be carried out by the Contractor during the ensuing year, including geological mapping, geochemical sampling, geophysical surveys, drilling, underground or surface drilling, bulk sampling, and other work carried out to ascertain the existence, location, quantity, characteristics, and quality of deposits on the Properties; and

(b) development operations, that may entail in-depth drilling, test mining, and other such work expended toward developing deposits on the Properties, but does not encompass,

by itself, construction, operation, maintenance, and attendant activities designed to bring a mine on any of the Properties into production in reasonable commercial quantities.

4.3 (a) Proposed Programs and Budgets shall be prepared and submitted by the Contractor to the Corporation for review and consideration. Each Program shall be accompanied by and shall include a corresponding Budget and shall designate precisely the area on which Work is to be performed, describe the Work to be performed and state the estimated period of time required to perform the Work.

(b) Each Budget shall be prepared in reasonable detail and shall, as near as is practicable, show the estimated expenditures for each calendar quarter covered by the Budget period.

(c) Within 30 days after the Contractor submits a proposed Program and Budget to the Corporation, the Corporation shall submit to the Contractor notice that the Corporation (i) approves of the Program and Budget or (ii) proposed modifications to the proposed Program and Budget, including detailed specific objections regarding the proposed Program and Budget. If the Corporation fails to give either of the foregoing responses within the allotted time, the failure shall be deemed an approval by the Corporation of the proposed Program and Budget. If the Corporation makes a timely submission to the Contractor proposing modifications to the proposed Program and Budget then the parties shall meet within the following 30 days to consider the proposed modifications and seek to develop a complete Program and Budget acceptable to both parties. If the parties cannot so agree then the Program and Budget to be adopted will be that proposed by the Corporation.

(d) Each adopted Program and Budget, regardless of length, shall be reviewed at least quarterly at a meeting (either in person or by telephone conference call) of the Contractor and the Corporation. During the period encompassed by any Program and Budget and at least 90 days prior to its expiration, a proposed Program and Budget for the succeeding period shall be prepared by the Contractor and submitted to the Corporation.

4.4 The Contractor's monthly Budget reports required by subsection 2.1(f)(i) of this Agreement will report on actual expenditures incurred for the previous month and for the year-to-date and will compare the forecast expenditures for the year to the budgeted expenditures for the year. If at the end of each year for each Program the actual expenditures for the year exceed budgeted expenditures by more than 10%, then the amount of the Budget overrun up to and including 10% shall be borne by the Corporation and the excess over 10% shall be for the sole account of the Contractor.

5.0 ACCOUNTS AND SETTLEMENTS

5.1 On the basis of an adopted Program and Budget, the Contractor will submit to the Corporation, at least five Business Days in advance of when payment is required, a notice setting forth a billing for estimated cash requirements (including GST) for the following approximate one month period. The Corporation shall advance to the Contractor the estimated amount on the required date. The Contractor shall not maintain any material cash balance, and all material funds in excess of immediate cash requirements shall be returned to the Corporation. In the event that the Corporation fails to advance to the Contractor the estimated amounts in accordance with the foregoing terms, the Contractor shall immediately deliver to the Corporation written notice of the failure to advance funds, whereupon the Corporation shall advance to the Contractor the

estimated amount within two Business Days of the receipt of such notice, failing which the Corporation shall be in default of such cash call. If the Corporation fails to pay a cash call when due under this Section it will reimburse the Contractor for any costs incurred or interest paid by the Contractor as a result of it advancing funds or drawing on a credit facility to cover the amount of the cash call not made, and the Corporation shall indemnify and hold the Contractor harmless from and against all claims for loss, demands, costs damages, actions, suits, contracts or other proceedings, whatsoever made, brought or prosecuted that arise from any failure by the Corporation to pay any such cash call. None of the foregoing imposes on the Contractor any obligation to fund any shortfalls in cash requirements or any missed cash call or any other obligation of the Corporation under this Agreement.

5.2 Except as otherwise expressly provided herein and in schedule "A" hereto, all costs or expenses incurred by the Contractor relating to the work program shall be for the account of the Corporation and invoiced to the Corporation at the rates outlined in schedule "A".

6.0 AGENTS AND SUB-CONTRACTORS OF THE CONTRACTOR

6.1 The Contractor shall not engage any agent(s) or others to perform any of the Work hereunder where the estimated expenditure for the Work in connection with a specific Program is greater than $50,000 except with the Corporation's prior written consent. The giving of such consent by the Corporation shall not be construed as relieving the Contractor of any obligation hereunder and it is expressly understood that, in such event, the Contractor shall bear the sole responsibility for all acts of such persons(s), shall ensure that such person(s) abide strictly by the terms and conditions of this Agreement and shall indemnify and save harmless the Corporation from any and all actions, causes of action, debts, contracts, suits, claims or demands whatsoever arising out of the activities of such person(s).

7.0 INSURANCE

7.1 The Contractor shall, prior to commencement and throughout the continuance of any work or other operations under this Agreement:

(a) invoice for and maintain with an insurance corporation satisfactory to the Corporation and fully licensed to do business in the Province where the Work is to be carried out the following insurance:

(i) Employer's Liability Insurance of not less than two million dollars ($2,000,000) covering each employee engaged in operations under this Agreement who is not covered by Workers' Compensation; and

(ii) Public Liability and Property Damage insurance covering all operations under this Agreement to the amount of not less than two million dollars ($2,000,000) for or in respect of any one occurrence.

(b) deliver to the Corporation, upon request, a Certificate of Insurance evidencing full compliance with insurance requirements contained in sub-paragraph (a) the following information and undertakings:

(i) naming the Corporation as an additional insured;

(ii) the policy number or numbers;

(iii) the expiry date of the insurance;

(iv) the nature and limits of the insurance;

(v) that the insurance covers operations of the Contractor under this Agreement; and

(vi) that the insurance cannot be altered or canceled prior to its expiry date without ten (10) days notice being given to the Corporation;

(c) take all prudent and necessary precautions against fire;

(d) comply fully with the provisions of all relevant statutes and regulations of the Province in which the Work is conducted and, in particular, provisions as set forth in the appropriate Worker's Compensation statute so far as applicable to operations undertaken pursuant to this Agreement

Provided, and it is expressly understood that the limits of insurance above set forth are not to be construed as limiting the liability of the Contractor under this Agreement.

8.0 INDEMNIFICATION

8.1 The Contractor shall indemnify and save the Corporation harmless from and against all claims for loss, demands, costs, damages, actions, suits, contracts or other proceedings, whatsoever made, brought, or prosecuted in respect of loss of life or personal injury or loss of or damage to Property, including Property of the Corporation, or obligation to compensate arising from or in any way attributable to operations negligently performed by the Contractor or any agent, sub-Contractor or other person employed by the Contractor pursuant to the provisions contained in this Agreement, except that the Contractor shall not be responsible for any such liability resulting from acts of the Corporation, its employees or contractors.

9.0 ARBITRATION

9.1 Any unresolvable dispute between the parties concerning any matter or thing arising from this Agreement shall be referred to a board of three arbitrators, one chosen or appointed by each of the parties and a chairman, chosen by the two named arbitrators, who shall carry out the arbitration pursuant to the provisions of the Commercial Arbitration Act, R.S.B.C. 1996. The expense of any such arbitration shall be divided equally between the parties.

10.0 ALTERATIONS IN WORK

10.1 Site conditions, fieldwork, and weather may necessitate changes/adjustments an approved Program. The Contractor may proceed with reasonable and appropriate changes within the scope of the Work without the written authorization from the Corporation provided that the Contractor concurrently advises the Corporation of specifics of the proposed changes/adjustments to the approved Program.

11.0 NOTICE OF DEFAULT

11.1 If for any reason the Corporation is dissatisfied with the performance of any work by the Contractor, the Corporation shall give the Contractor written notice specifying the default of cause of dissatisfaction and requiring remedy thereof by the Contractor.

12.0 TERMINATION

12.1 The Corporation may terminate this Agreement:

(a) immediately upon notice to the Contractor in a situation contemplated by Section 13;

(b) upon 14 days notice to the Contractor in a situation referred to in Section 17; or

(c) on or after the first anniversary of the Execution Date as outlined in section 2 of the Property Agreement listed in Schedule A (the Golden Promise Property Agreement)

and in each such case, the Corporation shall be liable to pay the Contractor for Work satisfactorily completed to the date of termination as aforesaid.

12.2 The Contractor may terminate this Agreement should its fulfillment be rendered impossible by:

(a) unavailability of essential materials and supplies due to priority restriction;

(b) unavailability of or inability to secure labour due to restrictions or causes beyond the Contractor's control, provided that in such cases the Contractor shall not be liable for any loss or damage directly or indirectly suffered by reason of exercises of such right of termination; or

(c) poor weather conditions limiting/preventing reasonable access to the property or worksite.

or by providing 90 days written notice to the Corporation

and in each such case, the Corporation shall be liable to pay the Contractor for Work satisfactorily completed to the date of termination as aforesaid.

13.0 WORK STOPPAGES

13.1 The Contractor covenants to ensure that there will be no work stoppages, work slowdowns or any other form of withdrawal of labour while the Contractor is engaged in performing Work on the Property in accordance with this Agreement. In the event the employees of the Contractor engage in any work stoppage, work slowdown or any other form of withdrawal of labour while the Corporation is engaged on the Property, this Agreement may be terminated immediately by the Corporation and the Contractor shall have no recourse against the Corporation.

and in each such case, the Corporation shall be liable to pay the Contractor for Work satisfactorily completed to the date of termination as aforesaid.

14.0 ASSIGNMENT

14.1 Except as permitted by Section 6 hereof, and in section 12 of the Property Agreement listed in Schedule A (the Golden Promise Property Agreement), the Contractor shall not assign any of its rights or obligations under the Agreement without the prior written consent of the Corporation.

15.0 CONFIDENTIALITY

15.1 All exploration work done and the results thereof shall be kept strictly confidential by the Contractor and shall not be distributed to any person other than the Corporation or its authorized representatives without the Corporation's consent in writing, which may be withheld by the Corporation in its sole discretion, except as required by applicable law. The Corporation will not permit access by any third party to the work site in the absence of written permission for such access by the Corporation.

16.0 NOTICE

16.1 Any notice or communication desired or required to be given hereunder (including a change of address) may be given be delivering the same by hand, or by sending the same by telecopier to:

Corporation: Crosshair Exploration & Mining Corp.
1240 – 1140 West Pender Street
Vancouver, BC, V6E 4G1
Attention: Mark Morabito
Telephone: 604.681.8030
Fax: 604.681.8039

Contractor: Rubicon Minerals Corporation
1540 – 800 West Pender Street
Vancouver, BC, V6C 2V6
Attention: Michael Vande Guchte
Telephone: 604.623.3333
Fax: 604.623.3355

Any such notice or other communication, if delivered, shall be deemed to have been received on the date of its actual receipt, or, if sent by telecopier during business hours on a Business Day, shall be deemed to have been received on that day, and if not sent during business hours on a business day, shall be deemed to have been received on the next Business Day.

17.0 FORCE MAJEURE

17.1 If any party shall be prevented or delayed from performing any of the obligations on its part to be performed hereunder by reason of force majeure, that is to say by reason of Act of God, strike, fire, flood, war, insurrection or riot, mob violence or requirement of government which cannot be overcome by reasonable and lawful means and the use of the facilities normally employed in performing such obligation, then and in any such event, and so often as the same shall occur, such failure to perform shall not be deemed a breach of this Agreement and the performance of any such obligation shall be suspended during the period of force majeure, it being understood

that if such situation persists more than 14 days, either party may thereupon terminate this Agreement. The parties agree to use all due diligence to remove such causes of disability as may occur from time to time.

18.0 TIME OF ESSENCE

18.1 Time shall be considered to be of the essence in this Agreement and no extensions of time granted by the Corporation to the Contractor or vice-versa shall be construed as a waiver of this provision unless expressly stated in writing to be such.

19.0 DISCIPLINE

19.1 The Contractor shall, at all time, enforce strict discipline and maintain good order among its employees and shall not retain on the job any unfit person or anyone not skilled in the work assigned to him. Any employees of the Contractor, who are objectionable or unsatisfactory to the Corporation, shall be removed from the place of Work and replaced by an employee satisfactory to the Corporation, acting reasonably.

20.0 EFFICIENCY

20.1 The Contractor agrees that the personnel employed by it in the performance of this Agreement shall work continuously in the performance of this Agreement and in such manner that the greatest degree of efficiency may be obtained from them and that as much Work as possible shall be done. For such purpose, the Contractor agrees that it shall employ modern exploration techniques and equipment and the best crews obtainable by it.

21.0 INDEPENDENT CONTRACTOR

21.1 The Contractor, its servants, employees and agents shall retain their independent status. They shall not be treated as or hold themselves out to be employees, agents or servants of the Corporation.

22.0 APPLICABLE LAW

22.1 This Agreement shall be governed by, and any dispute hereunder shall be determined in accordance with, the Laws of the Province of British Columbia.

23.0 OBLIGATIONS OF CONTRACT

23.1 This Agreement shall be binding upon the parties hereto, their respective successors and permitted assigns.

24.0 ADDITIONAL PROPERTIES

24.1 The parties to this Agreement may include additional mineral properties as being subject to the terms of this Agreement by a separate notice agreed to by both parties that includes specifics of the additional mineral property to be added and deems it to be included as a Property listed in Schedule A to this Agreement. Upon the parties so agreeing any Work done by the Contractor on that new Property will be subject to the terms of this Agreement.

25.0 PRIOR AGREEMENTS

25.1 This Agreement supercedes all prior agreements and discussions between the parties.

26.0 BUSINESS DAY

26.1 In this Agreement a "Business Day" means a day that Canadian chartered banks are open for business in Vancouver, British Columbia.

27.0 CURRENCY

27.1 Unless otherwise stated, all currency references in this Agreement are to Canadian currency.

28.0 ENGLISH LANGUAGE/LANGUE ANGLAISE

28.1 The parties acknowledge that they have agreed that this Agreement, as well as all related documents, be drawn up in the English language only. Les parties reconnaissent qu'ils sont convenus que ce contrat, ainsi qui tous les documents qui s'y rapportent, seront rédigés dans la langue anglaise seulement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first set forth above.

CROSSHAIR EXPLORATION & MINING CORP.

By: ____________________

RUBICON MINERALS CORPORATION

By: ____________________

SCHEDULE "A"

1. PROPERTIES

The mineral properties that are the subject of the following agreement, and any other mineral properties that may be added to this Schedule pursuant to the terms of the Management Contract to which this schedule is attached, will be the "Properties" for the purposes of the Management Contract:

(a) Golden Promise Property Agreement made the 1st day of May, 2006 between Rubicon Minerals Corporation and Crosshair Exploration & Mining Corp.

2. CONTRACTOR RATES

2.1 The current Contractor Rates of Rubicon Minerals Corporation for Work to be conducted on the Properties are outlined below and subject to an 8% management fee and GST

Project Geologist	CDN $350 per day
Geologist	CDN $275 per day
Field Assistant/Prospector	CDN $235 per day
Management in field	CDN $375 per day
Drafting - Acad/GIS	CDN $275 per day
Office Assistant	CDN $150 per day
Computer Equipment/Software	$300 per month
Rock Saw	TBD

All the foregoing Contractor Rates shall be subject to review and adjustment by the Contractor subject to market conditions

2.2 Any reference to Cost in this schedule shall be interpreted as net cost to the Contractor.

(a) All expenses incurred for Work on the Properties by the Contractor (not limited to but including travel, room and board, shipping, geochemical analysis, fuel, field expenses) shall be invoiced at Cost plus 8% upon the presentation of a reasonable itemized account.

(b) All items rented for Work on the Properties by the Contractor shall be invoiced at Cost plus 8% upon the presentation of a reasonable itemized account.

(c) All third party contracts managed by the Contractor for the Properties shall be invoiced at Cost plus 8% where the third party contract is for a total amount per Program of less than $50,000 and at Cost plus 5% where the third party contract is for a total amount per Program of more than $50,000.

Schedule G

Summary Of Joint Venture Agreement Terms

1. **Definitions**
   - as applicable

2. **Representations and Warranties**
   - due incorporation
   - power and authority
   - ownership and title to assets
   - no adverse claim

3. **Purpose and Creation of the Joint Venture**
   - best efforts to explore and develop property
   - joint venture does not create partnership
   - rights and obligations several and not joint or joint and several
   - beneficial ownership in proportion to respective interest
   - rights and obligations of parties strictly limited to the applicable joint venture property

4. **Dilution**
   - initial deemed investment at 60% Crosshair/40% Rubicon will be total $6.66 million (CrossHair: $4.00 MM and Rubicon: $2.66M
   - variation of interest based on proportionate funding of costs
   - reduction of interest below 10% results in loss of interest in consideration of net smelter royalty of 1%

5. **Management Committee – to apply after Crosshair earns interest**
   - two representatives of each party with chairman designated by the Optionee and having casting vote
   - votes equal percentage interest in the property
   - quorum equal to 50% of aggregate Interest

6. **Operator**
   - Crosshair is operator at all times during the currency of the Option, subject to the Optionors right to manage the exploration programs until the first anniversary of the Execution Date as indicated in section 2 of the Agreement
   - indemnification for non-negligent activities
   - monthly reports to JV from Operator

7. **Power, Duties and Obligations of Operator**
   - standard

8. **Programs – Applicable After Exercise of the Option**
   - expenditures incurred pursuant to approved work programs
   - unanimous approval of participants required for an individual work programs or portions thereof contemplating expenditures in excess of $3,000,000 solely related to exploration (as distinct from development expenditures)
   - submission of proposed program within 60 days of completion of previous work programs
   - 60 days to elect to participate

- minimum 6 month, maximum 12 month budget program periods

9. **Accounting Procedures**
   - cash calls
   - administration overhead allowance 8% exploration, 1.5 development, 2.5% mining

10. **Information and Data**
    - joint access to Optioned Properties and project data/materials

11. **Partition**
    - no partition

12. **Right of First Refusal**
    - standard

13. **Royalty**
    - net smelter return royalty general terms as defined in Schedule B of Underlying Agreements

14. **Force Majeure**
    - standard

15. **Notice**
    - similar to Section 16 of Option Agreement

16. **Waiver**
    - standard

17. **Further Assurances**
    - standard

18. **Use of Name**
    - no use of name of other party

19. **Entire Agreement**
    - standard

20. **Amendment**
    - in writing

21. **Dispute**
    - Courts of British Columbia to govern

22. **Right to Audit**
    - party acquiring NSR has right to audit

23. **Time**
    - standard

24. **Document Retention on Termination**
    - standard

25. Enurement
- standard

26. Governing Law
- Province of British Columbia

27. Severability
- standard

28. Number and Gender
- standard

29. Headings
- standard

30. Time of the Essence
- standard

31. Regulatory Approval
- standard

32. Assignment
- restriction on assignment (except the Optionor during the Option Period)
- requirement for consent
- affiliated parties excluded
- rejection of assignee


RECEIVED
2007 JUL 13 P 2:40

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006


RECEIVED
2002 JUL 13 P 2:40
ORIGINAL COPY

RUBICON

Mr. Al Keats,
General Delivery
Benton, NF
A0G 1C0

Mr. Kevin Keats
P.O. Box 10,
Gambo, NF
A0G 2E0

Peter Dimmell
56 Carpasian Rd.
St. John's NF
A1B 2R2

CONFIDENTIAL

SENT BY E-Mail

April 10, 2002

LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE JBP PROPERTY

Dear Al, Kevin and Peter,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to Al Keats, Kevin Keats and Peter Dimmell (the "Owners") to allow Rubicon to acquire 100% interest in 4 mineral licences (the "JBP Property", the "Property") located on NTS 2D/15, 2E/02, Newfoundland and detailed in Schedule A and Schedule C. The Owners warrant that they control a 100% interest in the Property and are duly entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Agreement.

In exchange for a 100% interest in the Property, Rubicon offers the following terms:

1) Rubicon will make the following cash or share payments to the Owners, at the election of Rubicon:

	C$	Shares
On signing (after regulatory approval)	10,000	-
On or before April 10, 2003	15,000	9,000 or $9000 cash (Rubicon election)
On or before April 10, 2004	25,000	15,000 or $15,000 cash (Rubicon election)
On or before April 10, 2005	35,000	50,000 or $50,000 cash (Rubicon's election but payment must be equivalent to CDN $50,000)

2) Rubicon will grant a 2.5% Net Smelter Return ("NSR") to the Owners on the mineral licences in Schedule A and Schedule C for which a 1.5% NSR (60% of the NSR) will be purchasable by Rubicon from the Owners at any time for $1,500,000 (NSR details are attached as Schedule B). Rubicon may purchase portions of the NSR for $500,000 for each 0.5%. Rubicon has a right of first refusal on the remaining 1.0% NSR.

In addition, Rubicon will grant a 1.0% "Schedule D-NSR" (as set out in Schedule D) on claims currently staked by Rubicon within a 1 km area of influence of claims listed in Schedule A but

A.K.
[signature]
K.K.



RUBICON

subject to a pre-existing area of influence shown in Schedule E. Rubicon can purchase 0.5% of the 1% Schedule D-NSR at any time for $500,000. The area for which this 1% Schedule D-NSR applies (as shown in Schedule E) does not constitute part of the Property, but will be in effect for as long as Rubicon maintains the applicable claims outlined in Schedule E in good standing.

3) Rubicon will make annual advance royalty payments of $15,000 to the Owners starting on April 10, 2007. These advance royalty payments shall be deductible from future Net Smelter Return royalties.

4) There shall be a mutual 1.0 km area of interest covering unstaked lands ("Area of Interest") from the mineral licences in Schedule A. There shall be no area of interest involving the mineral licences in Schedule C.

5) Rubicon may assign this Agreement in part or whole to any third party at any time.

6) Upon completion of the schedule of payments as contemplated by 1) above, Rubicon may request the Property title be transferred to its name at its cost.

7) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

8) This Agreement shall be open to acceptance until April 15th, 2002 at 5:00 pm PST.

9) Rubicon may elect to drop any or all claims covered in Schedule A of this Agreement by providing 30 days notice to the Owners and returning the claims with 90 days good standing. Rubicon may elect to drop any or all claims in Schedule C in the first year of the agreement by providing 30 days notice to the Owners and returning the claims with 30 days good standing and 90 days in subsequent years.

10) All data and information provided to the Owners with respect to the Property shall be treated as and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

11) This Agreement is subject to regulatory approval and due diligence of Schedule A.

12) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return one original to Rubicon.

Yours sincerely,

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com

A.K.
U.K.



RUBICON

per:

Michael J. Gray
V.P Exploration
Rubicon Minerals Corporation

Cc: J. Garfield MacVeigh –Chairman of the Board

Accepted this ____ day of April, 2002:

Al Keats

Kevin Keats

Peter Dimmell

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE A

**TO THE LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE JBP PROPERTY**

Property Description

The JBP Property is comprised of map-staked claims located in the Mining District of Gander, Lake, Province of Newfoundland, more particularly described as follows:

MAP LICENCE #	# UNITS	ISSUE DATE	RECORDED HOLDER	NTS
8344M	13	Dec. 31/01	Dion Wade	2D/15
8415M	3	Feb. 11/02	Peter Dimmell	2D/15
8572M	18	Apr. 23/02	A.E.T. Keats	2D/15

Due diligence accepted this 26th day of July, 2002

By: [signature]

Michael J. Gray
VP Exploration

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE B

TO THE LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE JBP PROPERTY

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the 2.5% Net Smelter Returns Royalty (the "Royalty") payable in connection with the JBP Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Al Keats, Kevin Keats and Peter Dimmell (the "Owners", "Vendors"), dated April 10, 2002 concerning the Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Claims, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Claims, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Claims, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Claims which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Claims as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development,



production or other operations on the Claims; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Claims; (c) entitle the Payee to any partition of the Claims; or (d) entitle the Payee to any ownership interest in any improvements on the Claims, equipment and other personal Claims located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Claims.

3. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Claims, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Claims at such place or places as it may elect, either upon the Claims or upon other Claims.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Claims. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Claims, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such



payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the April 10, 2002 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owners occurring after April 10, 2003 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties**.

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Claims, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Claims. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Claims.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or



mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.



RUBICON

SCHEDULE C

TO THE LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE JBP PROPERTY

Rubicon Mineral Licences Description

The following mineral licences are contributed by Rubicon as part of the JBP Property. These mineral licences are comprised of map-staked claims located in the Mining District of ______________, Province of Newfoundland, more particularly described as follows:

MAP LICENCE #	# UNITS	ISSUE DATE	RECORDED HOLDER	NTS
8613M	81	May 2/02	Rubicon Minerals Corporation	2E/02

[signature]

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE D

**TO THE LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE JBP PROPERTY**

NET SMELTER RETURNS

For the mineral licences in Schedule C

The following constitutes the terms and conditions with respect to the calculation and payment of the 1.0% Net Smelter Returns Royalty (the "Royalty") payable in connection with the Schedule C mineral licences ("SCML") as contemplated by the letter Agreement between Rubicon Minerals Corporation and Al Keats, Kevin Keats and Peter Dimmell (the "Owners", "Vendors"), dated April 10, 2002 concerning the Property.

11. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Claims, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Claims, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Claims, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

12. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Claims which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Claims as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development,



RUBICON

production or other operations on the Claims; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Claims; (c) entitle the Payee to any partition of the Claims; or (d) entitle the Payee to any ownership interest in any improvements on the Claims, equipment and other personal Claims located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Claims.

13. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Claims, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

14. **Stockpiling**. The Payor may stockpile any Products from the Claims at such place or places as it may elect, either upon the Claims or upon other Claims.

15. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Claims. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

16. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Claims, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

17. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such


RUBICON

payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

18. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the SCML governed by the Agreement as defined in the April 10, 2002 Letter Agreement on the SCML between Rubicon Minerals Corporation and the Owners occurring after April 10, 2003 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

19. **Additional Agreements of the Parties.**

(1) **No Obligation**. In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Claims, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging**. The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Claims. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Claims.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

20. **Arbitration**. Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or



mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.


RUBICON

SCHEDULE E

TO THE LETTER AGREEMENT BETWEEN
AL KEATS, KEVIN KEATS & PETER DIMMELL
AND
RUBICON MINERALS CORPORATION
ON THE JBP PROPERTY

Pre-Existing Area of Interest - Map

The attached map shows a map area that is not part of the Schedule C property due to a pre-existing area of interest. The attached map also shows the 1km area of interest from Schedule A claims for which Rubicon will pay the Owners a 1% NSR.

Rubicon Minerals Corporation
Suite 888, 1100 Melville Street, Vancouver, B.C., Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com

RMX.CDNX



The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006



RUBICON


RECEIVED
2007 JUL 13 P 2:41

Mr. William Mercer
Box 182
Badger, Newfoundland
A0H 1A0

CONFIDENTIAL

SENT BY FAX
709.539.2524

May 22, 2002

LETTER AGREEMENT BETWEEN
WILLIAM MERCER
AND
RUBICON MINERALS CORPORATION
ON THE GOLDEN PROMISE PROPERTY

Dear William,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to William Mercer (the "Owner") to allow Rubicon to acquire 100% interest in 3 mineral licences (the "Golden Promise Property", the "Property") located on NTS 12A16, Newfoundland and detailed in Schedule A. The Owner warrants that he controls a 100% interest in the Property and is duly entitled to enter into an agreement on this Property.

The Owner warrants that he will provide Rubicon with all data related to the Property as part of this Agreement. The Owner acknowledges that Rubicon has contributed map-staked claims to the Property as specified in Schedule A.

In exchange for a 100% interest in the Property, Rubicon offers the following terms:

1) Rubicon will make the following cash and share payments to the Owner:

	C$	Shares
On signing (after regulatory approval)	15,000	0
On or before June 1, 2003	40,000	20,000
On or before June 1, 2004	50,000	30,000
On or before June 1, 2005	50,000	50,000
On or before June 1, 2006	75,000	0

2) Rubicon will grant a 2.0% Net Smelter Return ("NSR") to the Owners on the Property for which a 1.0% NSR will be purchasable by Rubicon from the Owners at any time for $1,000,000 (NSR details are attached as Schedule B) which may be purchased for $500,000 for 0.5% each. Rubicon has a right of first refusal on the remaining 1.0% NSR.

3) Rubicon will make annual advance royalty payments of $20,000 to the Owners starting on June 1, 2007. These advance royalty payments shall be deductible from future Net Smelter Return royalties.



RUBICON

4) During this Agreement, Rubicon shall receive all map-staking security deposit monies from the Owner upon filing assessment work to recoup these costs for any claims staked by Rubicon.

5) There shall be a mutual area of interest ("Area of Interest") of 3 kilometres (subject to any pre-existing areas of influence), from the perimeter of the Property (Schedule A), on unstaked lands. Should Rubicon map-stake within the Area of Interest, at its sole discretion, those claims shall become part of the Property at no cost to the Owner. Should the Owner map-stake in the Area of Interest, these claims shall be offered to Rubicon for the map-staking costs paid to the Newfoundland Government (which costs shall be in turn recouped from the Newfoundland Government by Rubicon by filing the necessary assessment work). Rubicon shall have 30 days to make the election of whether or not to include the new claims from the Owner.

6) Rubicon may assign this Agreement in part or whole to any third party at any time.

7) Upon completion of the schedule of payments as contemplated by 1) above, Rubicon may request the Property title be transferred to its name at its cost.

8) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owner.

9) This Agreement shall be open to acceptance until May 22, 2002 at 9:00pm Vancouver time.

10) Rubicon may elect to drop any or all claims covered by Schedule A of this Agreement by providing 30 days notice to the Owner and returning the claims in 90 days good standing from the date of notice.

11) All data and information provided to the Owner with respect to the Property shall be treated as and kept confidential unless it is in the public domain. The Owner shall not disclose such confidential data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by Rubicon.

12) This Agreement is subject to regulatory approval and due diligence of Schedule A.

13) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

14) This Agreement supercedes any previous agreements or discussion on the Property and shall be the entire agreement.

15) All references to dollars in this Agreement shall be in Canadian dollars unless otherwise specified.

16) This Agreement may be signed in counterparts and/or by facsimile, as required.



RUBICON

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return one original to Rubicon.

Michael J. Gray executed this agreement in my presence this 8th day of August, 2002.

Yours sincerely,

Per:

DON COLLIE
Barrister and Solicitor
DAVIS & COMPANY
2800 - 666 Burrard Street
Vancouver, BC V6C 2Z7

Michael J. Gray
VP Exploration
Rubicon Minerals Corporation

Cc: David Adamson, President and J. Garfield MacVeigh, Chairman of the Board

Accepted this 22nd day of May, 2002

William Mercer

DORA WELLS
A Commissioner for Oaths in and for the Province of Newfoundland. My commission expires December 31, 2004.

Dora Wells

This INSTRUMENT is hereby approved this 14th day of Aug. 20 02 by
for AWTaylor
MINISTER OF MINES AND ENERGY

REGISTERED: this 15th day of Aug 20 02
in accordance with Sec. 6, the Mineral Act RSN 1990
Vol. 21 Fol. 7 Receipt No. N/A

MINERAL CLAIMS RECORDER

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street, Vancouver, BC CANADA V6E 4A6
Tel: 604.623.3333 Toll free: 866.365.4706 Fax: 604.623.3333 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com



RUBICON

SCHEDULE A

TO THE LETTER AGREEMENT BETWEEN
WILLIAM MERCER
AND
RUBICON MINERALS CORPORATION
ON THE GOLDEN PROMISE PROPERTY

Property Description

The Golden Promise Property is comprised of map-staked claims located in the Exploits River area, Province of Newfoundland, more particularly described as follows:

MAP LICENCE #	# UNITS	ISSUE DATE	RECOREDED HOLDER	NTS
8864M	12	June 25/02	Nfld Dimension Stone	12A/16
8859M	12	June 21/02	Nfld Dimension Stone	12A/16
8868M	168	June 25/02	Rubicon Minerals Corporation	12A/16

Due diligence accepted this 26th day of July, 2002.

By:

Michael J. Gray
VP Exploration, Rubicon Minerals Corporation

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street, Vancouver, BC CANADA V6E 4A6
Tel: 604.623.3333 Toll free: 866.365.4706 Fax: 604.623.3333 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com


R

RUBICON

SCHEDULE B

**TO THE LETTER AGREEMENT BETWEEN
WILLIAM MERCER
AND
RUBICON MINERALS CORPORATION
ON THE GOLDEN PROMISE PROPERTY**

**NET SMELTER RETURNS
For the Property**

The following constitutes the terms and conditions with respect to the calculation and payment of the 2.0% Net Smelter Returns Royalty (the "Royalty") payable in connection with the Golden Promise Property (the "Property") as contemplated by the letter Agreement between Rubicon Minerals Corporation and William Mercer (the "Owner", "Vendor"), dated May 22, 2002 concerning the Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Claims, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Claims, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Claims, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Claims which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Claims as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Claims; (b) entitle the Payee to grant to third parties leases, licenses, easements or other rights to conduct operations on the Claims; (c) entitle the Payee to any partition of the Claims; or (d) entitle the Payee to any ownership interest in any improvements on the Claims, equipment and other personal Claims located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Claims.



RUBICON

3. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Claims, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Claims at such place or places as it may elect, either upon the Claims or upon other Claims.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Claims. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Claims, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities.

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the May 22, 2002 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owner occurring after May 22, 2003 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by


RUBICON

a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties.**

(1) **No Obligation.** In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Claims, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging.** The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Claims. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Claims.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration.** Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

First Amendment to the Letter Agreement Dated May 22, 2002 between William Mercer and Rubicon Minerals Corporation

THIS FIRST AMENDMENT is made and entered into as of July 17, 2003, between Rubicon Minerals Corporation ("Rubicon") and William Mercer (the "Owner").

WHEREAS, Rubicon and the Owner heretofore entered into that certain Letter Agreement dated May 22, 2002 (the "Agreement"); and

WHEREAS, Rubicon and the Owner wish to make this first amendment to the Agreement to clarify certain properties or interests owned or under the control of the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. That section 7) in the Agreement shall be amended by adding a sentence to state the following:

   "Rubicon may at any time request that the Property be transferred to Rubicon at its sole cost during the option period. Upon such transfer, Rubicon shall hold title to the Property in trust and subject to this Agreement. If Rubicon or the third party elect to terminate the Agreement, the Property shall be returned to the Owner at no cost to the Owner.

2. The portions of mineral licences that have been map-staked by Rubicon that lie within the three (3) km Area of Interest as set out in section 5) of the Agreement are described as Schedule C shall become the "Area of Interest Claims" and are further described in Schedule D. Both Schedule C and Schedule D are attached hereto and made part of the Agreement.

3. That section 17) shall be added to the Agreement as follows:

   "If Rubicon is in default under the terms of the Agreement, then the Owner shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period), taken reasonable steps to cure the default or dispute the default, then the Owner shall be entitled to seek any remedy it may have on account of such default."

   "In the event Rubicon enters into an agreement with a third party (the "Third Party") concerning the Mercer Licences, and remains in default of the Agreement, following the Rubicon Default Period, then the Owner shall provide additional written notice to the Third Party specifying the default. The third party shall have an additional thirty (30) days (the "Third Party Default Period") to remedy or dispute the default. If no reasonable steps are taken to

cure the default or dispute the default by the Third Party, then the Owner shall be entitled to seek any remedy it may have on account of such default."

"Rubicon or its assigns will not lose any rights during the period when in good faith they are or have disputed the notice of default."

4. That section 18) shall be added to the Agreement as follows:

"This Agreement shall enure to the benefit of and be binding upon their respective successors and assigns."

Except as hereinabove amended, all terms and conditions of the Agreement shall remain unchanged and the Agreement is in full force and effect.

In witness whereof, the parties hereto have caused this First Amendment to the Agreement to be duly executed by its authorized representative as of the date first set forth above.

Rubicon Minerals Corporation

Per: [signature]
Title: President & CEO

Accepted this 29 day of July, 2003

[signature]
William Mercer

In witness whereof, the parties hereto have caused this Second Amendment to the Agreement to be duly executed by its authorized representative as of the date first set forth above.

Rubicon Minerals Corporation

Per: ____________
Title: President & CEO

Accepted this 29 day of July, 2003

____
William Mercer

604.623.3333

Second Amendment to the Letter Agreement Dated May 22, 2002 between William Mercer and Rubicon Minerals Corporation

THIS SECOND AMENDMENT is made and entered into as of July 27, 2003, between Rubicon Minerals Corporation ("Rubicon") and William Mercer (the "Owner").

WHEREAS, Rubicon and the Owner heretofore entered into that certain Letter Agreement dated May 22, 2002 (the "Agreement"); and

WHEREAS, Rubicon and the Owner wish to make this second amendment to the Agreement to clarify certain properties or interests owned or under the control of the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. That the NSR provision of the Agreement shall apply to those claims described hereunder (the "Annexed Claims") but the Annexed Claims shall not form part of the Area of Interest as defined in the Agreement.

Annexed Claims Description

From a starting point at 568000E, 5425000N,
then 3000 meters south to 568000E, 5422000N,
then west (approximately 815m) to the 3km AOI boundary,
then northwest following the 3km AOI boundary to 565000E, 5423000N,
then 2000 meters north to 565000E, 5425000N,
then 3000 meters east to starting point at 568000E, 5425000N.

Coordinate descriptions for the Annexed Claims (above) are in NAD 27 UTM coordinates. The Annexed Claims are contiguous with the Area of Influence as defined in the Agreement and form part of mineral licences 8950M and 9105M. For greater clarification the annexed claims are shown on Schedule A to this Second Amendment to the Agreement.

2. The Owner acknowledges that the Area of Influence shall remain as described in the Agreement and that the Owner has no right, nor claim to any right, pertaining to any of the claims or licences outside of the Area of Influence, whether or not staked, or owned, or optioned by Rubicon and whether or not existing as of the date of this Amendment, except as granted herein.

Except as hereinabove amended, all terms and conditions of the Agreement shall remain unchanged and the Agreement is in full force and effect. This Amendment shall enure to the benefit of, and be binding upon, their respective heirs and successors.

Third Amendment to the Letter Agreement Dated September 1, 2003 between William Mercer and Rubicon Minerals Corporation

THIS THIRD AMENDMENT is made and entered into as of September 1, 2003, between Rubicon Minerals Corporation ("Rubicon") and William Mercer (the "Owner").

WHEREAS, Rubicon and the Owner heretofore entered into that certain Letter Agreement dated May 22, 2002, as amended by a first amending agreement dated July 17, 2003 and a second amending agreement dated July 27, 2003 (the "Agreement");

WHEREAS, Rubicon and the Owner wish to make this third amendment to the Agreement to provide for the immediate issuance and delivery into escrow of 80,000 common shares of Rubicon.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. That Section 1 in the Agreement be amended by adding the following paragraph to the end of the Section:

> "Provided that, the Owner and Rubicon hereby agree that the 30,000 common shares to be issued on or before June 1, 2004 and the 50,000 common shares to be issued on or before June 1, 2005 shall be issued in the name of the Owner and delivered into escrow as soon as practicable after August 28, 2003 pursuant to an escrow agreement among the parties and a mutually acceptable escrow agent. Such escrow agreement shall provide for the release of the shares to the Owner in the amounts and on or before the dates specified above, upon notification provided to the Escrow Agent by Rubicon, unless Rubicon terminates the Agreement pursuant to Section 8, in which case all remaining escrowed shares shall be returned to Rubicon. The escrow agreement shall contain such further terms and conditions as are acceptable to the parties.

NF420.04.04.001

Except as hereinabove amended, all terms and conditions of the Agreement shall remain unchanged and the Agreement is in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to the Agreement to be duly executed by its authorized representative as of the date first set forth above.

Rubicon Minerals Corporation

Per: ____________________

Title: Chairman of the Board

Accepted this 1st day of September, 2003

____

William Mercer


RECEIVED
2007 JUL 13 P 2:41

SOUTH TALLY POND PROPERTY AGREEMENT

THIS AGREEMENT dated the 1st day of September, 2006.

BETWEEN:

ALTIUS RESOURCES INC. of Suite 300, 53 Bond Street, St John's, Newfoundland, A1C 1S9

(herein after called the "Optionor")

AND:

PARAGON MINERALS CORPORATION of Suite 1540, 800 Pender Street, Vancouver, British Columbia, V6C 2V6

(herein after called "Paragon")

WHEREAS:

A. Paragon wishes to acquire the option and right (the "Option") to acquire 100% of the Optionor's interest in 2 mineral licenses, being 9569M and 8183M (collectively 249 mineral claims), located in the Lake Ambrose area of central Newfoundland and as more fully described in Schedule "A", attached hereto (hereinafter collectively referred to as the "Property");

B. The Optionor has offered to Paragon the right to acquire a 100% interest in the Property with Paragon agreeing to assume certain obligations, particularly that of undertaking exploration work to establish sufficient assessment credits as may be required to keep the Property in good standing;

C. The Optionor has entered into an agreement and various amending agreements, attached as Schedule B herein (collectively the "Underlying Agreement") with Noranda Inc. ("Noranda") to acquire 100% right, title and interest in an aggregate 190 mineral claims, included in the total claims described in recital A above;

D. Subsequent to the execution of the Underlying Agreement, Noranda amalgamated with Falconbridge Limited and continued as one corporation named "Falconbridge Limited", and subsequent to such amalgamation Falconbridge was acquired by Xstrata plc; and

E. Rubicon Minerals Corporation ("Rubicon") intends to carry out a Plan of Arrangement (the "Arrangement") whereby Paragon will acquire Rubicon's Newfoundland mineral properties.

NOW THEREFORE in consideration of the premises and of the mutual covenants and provisos herein contained, the parties hereto agree as follows:

1. Grant of Option

In order for Paragon to exercise the Option and acquire a 100% interest in the Property, Paragon will, subject to section 18 below, make the following share payments (the "Purchase Price") to the Optionor:

On the next business day following the Option Effective Date:	**250,000** Paragon Shares (firm commitment)
On or before the 1st anniversary of the Option Effective Date:	**250,000** Paragon Shares (firm commitment)

On or before the 8th anniversary of the Option Effective Date or on completion of a bankable feasibility study, whichever is earlier:	**500,000** Paragon Shares

Upon receipt by the Optionor of the Purchase Price, subject to section 2 below, Paragon shall have acquired a 100% registered and beneficial interest in and to the Property.

2. Work Expenditures

To be entitled to exercise the Option and thereby earn a 100% interest in the Property, Paragon must incur the minimum expenditures in any year which will be determined by the minimum assessment credits required to maintain the Property in good standing. Paragon will act as operator in respect of all exploration programs on the Property throughout the term of this Agreement.

The Optionor agrees to complete its outstanding earn in obligations with respect to the Property, by incurring the required exploration related expenditures toward the exploration and development of the Property, and thereby earning a 100% interest in and to the Property, as specified in the Underlying Agreement.

3. Transfer of Property

Following the Option Effective Date, upon written request by Paragon, the Optionor shall deliver to Paragon in a timely manner duly executed transfers of the appropriate interest in the licenses forming the Property.

Paragon shall be entitled to record such transfers at its own cost with the appropriate government office to effect legal transfer of such interest in the Property into the name of Paragon, provided that Paragon shall hold such interest in the Property subject to the terms of this Agreement and in trust for the parties hereto as their interests may appear, it being understood that the transfer of such legal title to Paragon prior to the exercise of the Option is for administrative convenience only.

4. Covenants of Paragon

Following the Option Effective Date, Paragon shall:

(a) subject to the provisions hereof, maintain the Property in good standing at all times hereafter including specifically to carry out and record work for assessment purposes and as required to maintain the Property in good standing and to file all property work for assessment purposes up to a maximum of ten years assessment credits; and making all other payments which may be necessary in that regard;

(b) keep the Property free and clear of all liens, charges and encumbrances (other than as permitted by this Agreement or as otherwise agreed to by the Optionor), comply with all applicable laws, rules and regulations and carry out exploration work on the Property in a good and workmanlike manner in accordance with good practice in the Canadian Mining industry, in compliance with applicable laws;

(c) maintain worker's compensation insurance in full compliance with all applicable laws of the Province of Newfoundland and Labrador and all other insurance in respect of its activities on the Property as is customary in accordance with good practise in the Canadian mining industry.

5. Covenants, Representations and Warranties of the Optionor

The Optionor covenants with Paragon as follows, and represents and warrants to Paragon that as of the date of this Agreement:

(a) following the Option Effective Date, the Optionor shall allow Paragon reasonable access to the Property so as to allow Paragon to carry out its exploration programs and necessarily related activities;

(b) the Optionor has the authority to enter into this Agreement;

(c) each of the mineral claims comprising the Property has been duly and validly located and recorded in accordance with the applicable laws of Newfoundland and Labrador and is a valid and subsisting mineral claim as of the date of execution and delivery of this Agreement;

(d) the Property is properly and accurately described in Schedule "A"

(e) the Property is in good standing, free and clear of all liens, charges and encumbrances except as outlined in the Underlying Agreement, specifically production provisions granted by the Optionor to Noranda including a net smelter royalty, right to purchase concentrate, and a share issuance upon commencement of production;

(f) there are no outstanding pending actions, suits or claims affecting all or any part of the Property, nor is there any basis therefor;

(g) the entering into this Agreement does not violate any of the terms or conditions of the Underlying Agreement and there are no other underlying or related agreements affecting the Property;

(h) the Underlying Agreement is in good standing in all respects (including with respect to payments to be made thereunder) in full force and effect and unamended, except as set out in Schedule B;

(i) the Optionor is not in default, and is not aware of Noranda being in default, of any covenant or agreement arising under or by virtue of the Underlying Agreement;

(j) the Underlying Agreement constitutes the entire agreement between the Optionor and Noranda;

(k) the Optionor has not transferred or encumbered or agreed to transfer or encumber the Underlying Agreement or all or any of its right, title or interest in or to the Underlying Agreement, except as provided for in this Agreement;

(l) the Optionor has the exclusive right and authority to enter into this Agreement and to dispose of the Property in accordance with the terms hereof, and no other person, firm or corporation has any proprietary or other interest in the same;

(m) any and all previous work conducted on the Property by the Optionor and any agents, employees, consultants or contractors of the Optionor was conducted in compliance with all applicable laws;

(n) to the best of the Optionor's knowledge, information and belief, any and all previous work conducted on the Property by Noranda, any other prior owners and any of their agents, employees, consultants or contractors was conducted in compliance with all applicable laws;

(o) following the Option Effective Date, the Optionor will promptly provide Paragon with any and all notices and correspondence from government agencies or Noranda in regard to the Property, work conducted on the Property, or the Underlying Agreement;

(p) immediately upon the occurrence of the Option Effective Date, the Optionor shall make available to Paragon all available technical data, geotechnical reports, maps, digital files and other data with respect to the Property in the Optionor's possession or control, including drill core (which Paragon may log and sample); and

(q) the Optionor has received no order or direction, or notice of an order or direction, from any government authority that would constitute, or could result in, an Environmental Liability in respect of the Property. "Environmental Liability" means any liability under any statute, regulation, ordinance, order, directive, permit, contract or pursuant to any court order or judgement in respect of any prior, ongoing or future use of the Property, including without limitation, any liability in respect of the proper abandonment and reclamation of the Property and related facilities and surrounding areas of any nature pursuant to applicable regulatory requirements.

6. Optionor Indemnification

The Optionor shall indemnify and save harmless Paragon and its directors, officers, employees, agents and insurers from and against all suits, claims, losses, penalties, demands and expenses (including reasonable legal fees) by reason of any act or thing done or omitted to be done by the Optionor or its employees, consultants, agents or contractors in relation to its activities on the Property prior to, including without limitation those relating to its mining and exploration activities and its cleanup, reclamation and rehabilitation obligations and any Disturbance thereon. For the purpose of this section 6, "Disturbance" means all activities of the Optionor and its agents, employees, consultants, or contractors on the Property, including without limitation, all effects directly or indirectly relating to drill sites, trenches, camps, roads, mine features, disturbances of the ground or environment, hazards, contaminants or any adverse effects.

7. Paragon Indemnification

Paragon shall indemnify and save harmless the Optionor and its directors, officers, employees, agents and insurers from and against all suits, claims, losses, penalties, demands and expenses (including reasonable legal fees) by reason of any act or thing done or omitted to be done by Paragon or its employees, consultants, agents or contractors in relation to its activities on the Property following the Option Effective Date, including without limitation those relating to its mining and exploration activities and its cleanup, reclamation and rehabilitation obligations and any Disturbance thereon. For the purpose of this section 6, "Disturbance" means all activities of Paragon and its agents, employees, consultants, or contractors on the Property, including without limitation, all effects directly or indirectly relating to drill sites, trenches, camps, roads, mine features, disturbances of the ground or environment, hazards, contaminants or any adverse effects.

8. Representation and Warranty Acknowledgement

The Optionor and Paragon each acknowledge and agree that the other is entering into this Agreement relying upon the representations and warranties made to it herein and the correctness of each such representation and warranty is a condition upon which each party is entering into this Agreement, each of which conditions may be waived in whole or in part solely by the party in whose favour the representation and warranty is made and all such representations and warranties shall survive the execution and delivery of this Agreement for a period of eight (8) years and each party agrees to indemnify and hold harmless the other from all loss, damage, cause, action or suits arising out of or in connection with any breach of any representation or warranty contained herein.

9. Dropping claims

Following the Option Effective Date, Paragon may elect to drop any or all mineral licences or mineral claims covered by Schedule A of this Agreement by providing 30 days written notice to the Optionor. Paragon further agrees that any dropped claims will be returned to the Optionor with a minimum of 60 days good standing regarding assessment work before the next assessment work anniversary date.

10. Termination

Paragon may elect to terminate this Agreement at any time after the Option Effective Date, provided Paragon has fulfilled the firm commitments under Section 1 to make share payments of an aggregate of 500,000 Paragon shares on or before the first anniversary date of the Option Effective Date, and by providing 30 days written notice to Optionor.

If this Agreement is terminated pursuant to this section 9 prior to exercise of the Option, Paragon will:

(a) fund 100% of the costs of such reclamation, rehabilitation, restoration or abandonment work as may be required to be performed under applicable laws to the day of such termination or to make such other provision therefor as is acceptable to Optionor, acting reasonably; and

(b) return all claims with a minimum of 60 days good standing regarding assessment work before the next assessment work anniversary date.

If Paragon fails to meet any of the obligations set out in section 1 or section 2, the Optionor may deliver a notice to Paragon specifying such failure and in order to keep the Option in good standing, Paragon shall have 30 days following receipt of such notice to make such payments or incur such eligible exploration expenditure or otherwise remedy such default. If Paragon fails to make such payment or make such eligible exploration expenditure or otherwise remedy such default within thirty (30) days of Paragon being notified by the Optionor, Paragon shall be deemed to have terminated the Option and shall forfeit all interest and rights in the Property and this Agreement.

11. Underlying Agreement

Paragon acknowledges and agrees that, following completion and exercise of the Option, Paragon will be bound by the provisions of the Underlying Agreement which survive the Optionor's earn-in of its option pursuant to the Underlying Agreement and shall assume the liabilities of the Optionor thereunder. For greater certainty, these surviving provisions and liabilities are with respect to a net smelter royalty (s.19 of the Underlying Agreement), a right to purchase concentrate (s. 25 of the Underlying Agreement), and a share issuance upon commencement of production (s.20 of the Underlying Agreement), and Paragon will not at any time assume or be deemed to have assumed any other liabilities or obligations under the Underlying Agreement. For greater certainty, should the share issuance obligations require the issuance of any shares of Altius Minerals Corporation Paragon shall purchase such shares independently and the Optionor shall have no obligation to obtain the issuance of such shares by Altius Minerals Corporation.

All monies that are held as security deposits with the Newfoundland & Labrador Government as of the Option Effective Date will be refunded to Optionor upon filing of the required assessment work.

For Government grants received for work on the Property, as funded by Paragon, such reimbursement cheques shall be paid to Paragon.

12. Net Smelter Return Royalty

No further Net Smelter Return Royalty(s) will be considered other than the net smelter returns royalty granted in the Underlying Agreement.

13. Area of Interest

There shall be, for the purposes of this Agreement, no area of interest ("AOI") from the outer boundary of the Property, as constituted at the date hereof. For greater certainty, each party is free to acquire ground outside of the boundary of the Property, as constituted at the date hereof.

14. Reporting

During the Option, Paragon shall provide the Optionor with written annual summary reports outlining all work conducted on the Property, including a list of associated expenditures, as soon as is practicable following the end of each calendar year. In addition, Paragon will provide the Optionor with a complete copy of all filings with the Newfoundland and Labrador Government with respect to assessment work conducted on the Property as soon as is practicable following such filing.

15. Assignment

Paragon may assign, sell, convey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party or any affiliate (as such term is defined in the *Securities Act* (British Columbia)) at any time provided that such assignee assumes all obligations of Paragon hereunder, and provided that the Optionor consents in writing to such assignment, such consent not to be unreasonably withheld.

16. Governing Law; Enurement

This Agreement will be interpreted in accordance with and governed by the laws of the Province of Newfoundland and Labrador, and the parties hereby attorn to the jurisdiction of the courts of the Province of Newfoundland and Labrador for such purpose. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

17. Currency

All references in this agreement to monetary amounts are expressed in Canadian Currency.

18. Notice

Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered or if mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by prepaid telegram or by telecopier, in the case of the Optionor addressed as follows:

Altius Resources Inc.
P.O. Box 385
St. John's, NL
A1C 5J9 Canada
Attention: Brian Dalton, President
Telephone No.: (709) 576-3440
Fax: (709) 576-3441
Email: brian@altiusminerals.com

and in the case of Paragon addressed as follows:

Suite 1540 – 800 West Pender Street
Vancouver, British Columbia,
V6C 2V6 Canada
Attention: Michael Vande Guchte
Telephone No.: (604) 623-3333
Fax: (604) 623-3355
Email: mikevg@rubiconminerals.com

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed, or telegraphed, on the third business day after the date of mailing or telegraphing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

19. Option Effective Date

The Option shall not be deemed to have been granted by the Optionor to Paragon, and the Option shall not commence, until the date (the "Option Effective Date") which is the later of:

(a) the date that the Optionor fully earns the option granted by Noranda to the Optionor pursuant to the Underlying Agreement; and

(b) the date on which the Arrangement becomes legally effective.

For greater certainty, until the Option Effective Date, the Optionor shall not have assigned, sold or optioned the Property to Paragon within the meaning and for the purposes of sections 21 to 24 of the Underlying Agreement. Also for greater certainty, the obligation at section 1 of this Agreement to issue a total of 500,000 shares by the first anniversary of the Option Effective Date is conditional on the Option Effective Date occurring.

If the Optionor does not fully earn its option under the Underlying Agreement or if the Arrangement does not become legally effective by December 31, 2006, this Agreement shall automatically terminate.

20. Confidentiality

The parties agree to keep all information pertaining to this Agreement and all data and information concerning the Property confidential unless required by regulatory or similar related disclosure. Subject to applicable law, both Optionor and Paragon agree to provide the other with a minimum of 48 hours to review any news releases pertaining to this Agreement or the Property. Each party shall be permitted to make comments on each release, and the other party agrees to take such comments into account before issuing any release.

21. Entire Agreement

This Agreement including Schedules A and B attached hereto constitute the entire agreement between the Optionor and Paragon pertaining to the Property and supersedes and replaces all prior agreements between the parties hereto with respect to the Property, which said prior agreements shall be deemed to be null and void upon the execution hereof

22. Further Assurances

Each of the parties to this Agreement agree that they will execute any further agreements and conveyances that may be necessary of desirable in order to carry out the intent of this Agreement.

23. Disputes

Any dispute or conflict between the parties concerning this Agreement which cannot be settled by them shall be submitted firstly to a mutually agreeable mediator who will have no authority to bind the parties and, in the event that mediation efforts are unsuccessful, to a single arbitrator pursuant to the provisions of the ***Arbitration Act (Newfoundland and Labrador)*** or, if the parties cannot agree upon a single arbitrator, to three arbitrators, one appointed by Paragon, one appointed by the Optionor and a third appointed by the arbitrators appointed by Paragon and the Optionor. Arbitration proceedings shall take place in St. John's, Newfoundland and Labrador, at such place that the arbitrator or arbitrators shall determine.

24. Counterparts

This Agreement, notices and future amendments, if any, associated with it may be signed by facsimile in as many counterparts as may be required.

25. Regulatory Approval

This Agreement is subject to filing with, and acceptance for filing by, the TSX Venture Exchange.

IN WITNESS WHEREOF the parties hereto have hereunto executed these presents as of the day and year first above written.

ALTIUS RESOURCES INC.

Authorized Signatory

PARAGON MINERALS CORPORATION

Authorized Signatory

Schedule A

Property Description

The Property is comprised of 2 mineral licences (249 mineral claims), located on NTS map sheets 12A/07 and 12A/10, Newfoundland, more particularly described as follows:

Mineral Licence No.	No. of Claims	Issue Date	Recorded Holder
9569M	59	June 30, 2003	Altius Resources Inc.
8183M	190	January 29, 1999	Altius Resources Inc.

Schedule A

South Tally Pond Property Claims


N
8183M
9569M
Legend
RMX Lake Douglas Property
RMX Barren Lake Property
RMX Harpoon Property
Map staked Claims (June 30, 2006)
South Tally Pond Property
0 1.25 2.5 5 7.5
Kilometers

Schedule B

Underlying Agreement

Noranda Inc & Altius Resources Inc – South Tally Pond Property Agreement.

SOUTH TALLY PROPERTY AGREEMENT

THIS AGREEMENT ("Agreement") made as of the 18th day of December 2000

BETWEEN: **NORANDA INC.**, a body corporate organized and existing under the laws of the Province of Ontario

(hereinafter called "Noranda")

AND **ALTIUS RESOURCES INC.**, a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador

(hereinafter called "Optionee")

WHEREAS Optionee wishes to acquire the option and right to acquire 100% of Noranda's interest in 2 mineral licences, being 6559M and 6560M (collectively 190 mining claims), located in the Rogerson Lake area of central Newfoundland and as more fully described in Schedule "A", attached hereto (hereinafter collectively referred to as the "Property").

AND WHEREAS in connection with the Optionee agreeing to assume the obligations, particularly that of undertaking exploration work to establish sufficient assessments credits as may be required to keep the Property in good standing, In consideration of the premises and the mutual covenants hereinafter set out and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

THE PROPERTY

1. *Mutual Representations and Warranties.* Each of Optionee and Noranda represent and warrant to the other that as of both the effective date and execution date of this Agreement:

   a) it is a company or cooperative, duly incorporated, continued, or amalgamated under the laws of the jurisdiction of its incorporation, continuation or amalgamation, as the case may be, and it is duly organized and validly subsisting under such laws and is qualified to carry on business in Newfoundland;

   b) it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder;

   c) it has duly obtained all corporate authorizations for the execution, delivery and performance of this Agreement and such execution, delivery and performance and the consummation of the transactions herein contemplated will not contravene any existing

..../2

laws and will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of its constating documents or any shareholders' or directors' resolution or any indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound or to which it or the Property may be subject;

d) this Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms; and

e) it is not a non-resident of Canada for the purpose of Section 116 of the Income Tax Act (Canada).

2. ***Noranda's Representations and Warranties.*** Noranda represents and warrants to Optionee that as of the Effective Date of this Agreement:

a) it holds the interest in the Property granted and held pursuant to the *Mineral Act* RSN 1990

b) the Property is properly and accurately described in Schedule "A";

c) to the best of the information and belief of Noranda the Property is duly recorded and filed with the Newfoundland Department of Mines and Energy (NDME);

d) the Property is free and clear of all liens, charges and encumbrances, recorded or to the best of Noranda's information, knowledge and belief, unrecorded;

e) there are no outstanding pending actions, suits or claims affecting all or any part of the Property, nor is there any basis therefor;

f) there are no other agreements, adverse interests or options to acquire or purchase the Property or any portion thereof and no person other than Noranda has any proprietary or possessory interest in the Property or is entitled to any royalty payable by Noranda, or to the best of Noranda's information, knowledge and belief, payable by any other person, in respect to any mineral products removed from the Property, and provided that Noranda makes no representation or warranty whatsoever with respect to any aboriginal issues affecting the Property or in connection with any surface rights pertaining to the Property; and

g) it has received no order or direction, or notice of an order or direction, from any government authorities that would constitute an Environmental Liability in respect of the Property. "Environmental Liabilities" means all liabilities under any statute, regulation, ordinance, order, directive, permit, contract or pursuant to any court order or judgment in respect of any prior, ongoing or future use of the Property, including without limitation, all liabilities, if any, in respect of the proper abandonment and reclamation of the Property and related facilities and surrounding areas of any nature in accordance with all applicable regulation requirements.

3. *Noranda Indemnification.* Noranda shall indemnify and save harmless Optionee and its directors, officers, employees, agents and insurers from and against all suits, claims, losses, penalties, demands and expenses (including reasonable legal fees) by reason of any act or thing done or omitted to be done by Noranda or its employees, agents or contractors in relation to its activities on the Property prior to this Agreement, including without limitation those relating to its mining and exploration activities and its cleanup, reclamation and rehabilitation obligations and any Disturbance thereon.
4. *Representation and Warranty Acknowledgement.* Noranda and Optionee acknowledge and agree that the other is entering into this Agreement relying upon the representations and warranties made to it herein and the correctness of each such representation and warranty is a condition upon which each party is entering into this Agreement, each of which conditions may be waived in whole or in part solely by the party in whose favour the representation and warranty is made and all such representations and warranties shall survive the execution and delivery of this Agreement for a period of five (5) years and each party agrees to indemnify and hold harmless the other from all loss, damage, cause, action or suits arising out of or in connection with any breach of any representation or warranty contained herein.

THE OPTION

5. *Grant of Option.* Noranda hereby irrevocably grants to Optionee the sole and exclusive option to acquire 100% of Noranda's interest in the Property ("Option") subject only to:

   a) a 2.0% Net Smelter Returns royalty to be calculated and paid pursuant to section 19 and Schedule "B" attached; and

   b) the right to purchase concentrate produced from the Property under section 25.

6. *Work Expenditure.* Noranda agrees to pay for the first $38,000 of exploration related expenses incurred by the Optionee toward the exploration and development of the Property. To be entitled to exercise the Option and thereby earn a 100% interest in and to Noranda's interest in the Property, Optionee must incur additional work expenditures in respect of exploration and development of the Property totaling at least five hundred thousand dollars ($500,000) on or before December 18, 2004. In the calculation of its expenditures, the Optionee shall be entitled to include a management fee of 10% of its expenditures incurred in respect of exploration work on the Property. Minimum expenditures in any year will be determined by the minimum assessment credits required to maintain the Property in good standing.

7. *Title.* Noranda shall hold the Property during the currency of the Option in trust for the parties as their interests may appear under the Agreement, provided that for purposes of facilitating the filing of assessment work by Optionee and other administrative matters, Noranda may at its election execute and deliver transfers of the mining licences comprising the Property to Optionee and Optionee shall at its own expense forthwith register such transfer to be held in accordance with this Agreement.

RIGHTS AND OBLIGATIONS OF THE PARTIES

8. *Noranda Access.* During the Option Noranda shall have access to the Property and to the records of Optionee related thereto, at its sole risk and expense, to review exploration and development work carried out on the Property or to review results obtained from exploration and development work carried out on the Property, as the case may be, provided, however, that reasonable notice is given and that such access shall not unduly interfere with or disrupt the activities of Optionee and that Optionee shall be held indemnified and saved forever harmless by Noranda for any mishap that may occur or be incurred by Noranda during the course of such visits.

9. *Operator.* During the Option Optionee shall in its sole discretion, be responsible for proposing, carrying out and administering exploration and development work upon the Property, and have exclusive charge of all operations thereon and have quiet and exclusive possession of the Property and have the exclusive right to conduct exploration and development work on the Property, with the full right to remove mineral samples and ores therefrom for the purpose of assays and tests, and to erect, bring and install all such buildings, machinery, equipment and supplies thereon as Optionee in its sole discretion may deem necessary and proper.

10. *Standards of Work.* Optionee shall ensure that all work done on the Property shall be done in accordance with good mining and engineering practices and Optionee and its contractors' activities in respect of the Property shall be in all material respects performed in compliance with the applicable laws, regulations and orders of Newfoundland and Canada, including, without limitation, those relating to environmental matters, such as waste disposal and storage. Optionee shall reclaim and rehabilitate the Property in compliance with all federal, provincial and local laws, rules, orders and regulations with respect to its activities thereon.

11. *Progressive Rehabilitation.* Optionee shall take all reasonable steps to progressively clean-up, rehabilitate and reclaim the Property with respect to its activities thereon, including without limitation, all effects directly or indirectly relating to drill sites, trenches, camps, roads, mine features, disturbances of the ground or environment, hazards, contaminants or any adverse effects ("Disturbance"), and, subject to section 15, such steps shall be properly and fully completed by Optionee within 12 months of the completion of the activity which created or caused the Disturbance. The cleanup, reclamation and rehabilitation of any Disturbance shall be in compliance with all federal, provincial and local laws, rules, orders, regulations, directions and policies.

12. *Assessments and Taxes.* During the Option Optionee shall pay all taxes, annual rentals and assessments, and otherwise maintain the Property in good standing and shall file all relevant work performed on or in respect of the Property with the NDME as may be required.

13. *Reporting.* During the Option Optionee shall provide Noranda with brief progress reports during periods of active exploration and shall deliver annual reports outlining all work conducted on the Property, including a list of all associated expenditures, as soon as is practicable.

14. ***Dropping of Claims, Termination Notice.*** Optionee shall ensure that if it should wish to abandon any of the mining claims comprising the Property, or terminate the Option, it shall give Noranda sixty (60) days notice of its intention to do so together with its written confirmation that all its cleanup, rehabilitation and reclamation obligations hereunder with respect to the claims comprising the Property have been properly and fully completed in accordance with section 11 and Noranda may give notice to Optionee within such 60 day period electing to have such mining claims transferred to Noranda, in which event:

    a) Optionee shall forthwith execute and deliver to Noranda all necessary documentation to effect such transfers,

    b) Noranda shall incur the expenses in respect of fees or other governmental charges necessary to record or register such transfers and Optionee shall provide to Noranda all material information in Optionee's possession or control derived from such mining leases and patented claims,

    c) Any mining claims so transferred shall be in good standing for a period of not less than 6 months following the date of Optionee's notice of its intention to abandon such mining claims.

    d) The definition of the Property shall thereafter exclude such mining claims and Optionee shall have no further obligations or responsibilities in respect of such mining claims, except for obligations and responsibilities arising from Optionee's activities prior to the date such mining claims were transferred or abandoned, as the case may be.

    If Noranda does not so elect or fails to respond to Optionee's notice within such 60 day period, then Optionee may abandon or surrender such mining claims, subject to applicable laws, and the provisions of section 14(d) shall have effect.

15. ***Rehabilitation.*** In the event that in Noranda's sole opinion the cleanup, rehabilitation and reclamation obligations with respect to any Disturbance has not been completed in accordance with section 11:

    a) within the 12 month period as set out therein;

    b) within 60 days of Optionee's notice of withdrawal from the Agreement;

    c) within 30 days upon any other termination of this Agreement; or

    d) within 60 days of Optionee's notice of abandonment of any claims comprising part of the Properties,

    then in addition to any other remedy that Noranda may have, Noranda may at its sole discretion on written notice to Optionee anytime thereafter, elect that Optionee is the 100% legal and beneficial owner of the mining claims on which the Disturbance exists, or at Noranda's sole

discretion the entire Property, and Optionee hereby acknowledges and agrees to such ownership and responsibility.

16. ***Optionee Indemnification.*** Optionee shall indemnify and save harmless Noranda and its directors, officers, employees, agents and insurers from and against all suits, claims, losses, penalties, demands and expenses (including reasonable legal fees) by reason of any act or thing done or omitted to be done by Optionee or its employees, agents or contractors in relation to its activities on the Property, including without limitation those relating to its mining and exploration activities and its cleanup, reclamation and rehabilitation obligations and any Disturbance thereon. This section shall survive any termination of the Agreement.

EARN-IN

17. ***Vesting of Interest.*** Should Optionee maintain the Option in good standing as set out above and have incurred the required minimum expenditure, Optionee shall be entitled to give written notice thereof to Noranda within the time period as set out in section 6 that it has incurred such expenditure and is exercising its option to acquire 100% of Noranda's interest in the Property. Upon Noranda's receipt of such notice, Optionee shall be vested with 100% of Noranda's interest in the Property. Failure by Optionee to give notice within the applicable time period shall be deemed an election by Optionee not to exercise its right under the Option.

18. ***Responsibility for Environmental Issues upon Vesting.*** Upon vesting, Optionee shall be solely responsible for any and all Environmental Liabilities associated with the Property.

NET SMELTER RETURNS ROYALTY AND SHARE ISSUANCE

19. ***Net Smelter Returns Royalty.*** In the event Optionee commences production on any part of the Property, Optionee shall become liable to pay Noranda a royalty equal to 2.0% of the Net Smelter Returns derived from production from the Property, calculated in accordance with Schedule "B" attached.

20. ***Share Issuance.*** Upon the commencement of production on any part of the Property, Optionee covenants and agrees to issue Optionee's choice of **either** 1,000,000 of its common shares or, in the event the Optionee assigns its interest to a third party, 1,000,000 Altius Minerals Corporation shares or a number of shares of Altius Minerals Corporation shares and the third party totalling 1,000,000 shares, pro rated to the respective participating interests of Altius Minerals Corporation and the third party, to Noranda subject to such securities resale restrictions as may be applicable to the Company at the time of issuance, or pay to Noranda $2,000,000.

GENERAL PROVISIONS

21. ***AssignmentBefore Exercise of Option*** Optionee may assign, sell, option, joint-venture ("Sell or "Sale") any portion of its option and right to acquire an interest in the Property to a third party at any time subject to section 22 and section 24.

22. ***Conditions of Third Party Sale.*** Any Sale to a third party shall provide for the assumption by the third party of a portion of the liabilities of the seller under this Agreement, whether accruing before or becoming due after such transaction, and the agreement of the third party to perform all of the obligations of the seller under this Agreement, including the obligations contained in this section.

23. ***Assignment to Affiliates.*** Notwithstanding any other provision of this Agreement, any party hereto may Sell all or any portion of its right, title and interest in and to the Property or all or any portion of its rights or obligations under this Agreement to an affiliate, as defined in the *Business Corporations Act (Ontario)*.

24. ***Sale of Portion of Interest.*** For the purpose of calculating the interest, including Participating Interest, of a party which Sells, directly or indirectly, any portion of its interest or Participating Interest to third party, such interest shall, in conjunction with the interest or Participating Interest retained by such party, be deemed to be a single interest, and such assigning party and assignee party shall be deemed to be a single party for all purposes hereunder.

25. ***Right to Purchase Concentrate.*** Optionee acknowledges and agrees that Noranda retains the right to purchase up to 100% of Optionee's concentrate produced from the Property on a commercially competitive basis, such right to purchase arising with respect to each twelve (12) month period of commercial operation, or such shorter period, as the case may be ("yearly operation"), whether or not such right was exercised for prior yearly operations. The purchase price for the quantity of concentrate that Noranda elects to purchase, if any, shall be determined by good faith negotiation between the parties with due regard to the competitive purchase terms then representative for any such transaction between arms-length parties for like quantities and quality of concentrate. Dispute arising between the parties concerning the purchase terms shall be settled in accordance with section 35.

26. ***Governing Law.*** Except for conveyancing and title matters which shall be governed by the laws of Newfoundland, this Agreement shall be interpreted and governed according to the laws of the Province of Ontario and the parties hereby irrevocably attorn exclusively to the jurisdiction of the courts of Ontario.

27. ***Notices.*** Any notice, direction or other instrument required or permitted to be given under this Agreement will be addressed as follows:

If to **Optionee** to:

Altius Resources Inc.
201 - 53 Bond Street
PO Box 385
St. John's, Newfoundland
A1C 5J9

Attention: Mr. Brian Dalton

Fax: 709 576 3441

If to **Noranda** at:

Noranda Inc.
920 Bridge Street
Bathurst, N.B.
E2A 3Z1
Attention: Regional Manager
Fax: 506 545 7626

with a copy to:

Noranda Inc.
181 Bay Street, Suite 4100
P.O. Box 755, BCE Place
Toronto, ON
M5J 2T3

Attention: Legal Department
Fax: (416) 982-3525

Any notice, direction or other instrument given hereunder shall be in writing and will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the fifth business day following the day of mailing, except in the event of disruption of the postal services in which event notice will be deemed to be received only when actually received and, if sent by telegram, telex, telecopy, telecommunication or other similar form of communication, (*"telecommunication"*) during normal business hours 9:00 a.m. - 5:00 p.m. local time of the place of receipt), be deemed to have been given or received on the day it was so sent, or in the case of telecommunication sent outside normal business hours, on the next following business day.

Any party may at any time give to the other notice in writing of any change of address of the party giving such notice and from and after the giving of such notice, the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

28. *Force Majeure.* No party hereto shall be liable to the others and no party hereto shall be deemed in default under this Agreement for any failure or delay to perform any of its covenants and agreements caused or arising out of any act not within the control of the party, excluding lack of funds but including, without limitation, acts of God, strikes, lockouts, or other industrial disputes, acts of the public enemy, riots, fire, storm, flood, explosion, government restriction, failure to obtain any approvals required from regulatory authorities, including environmental protection agencies, unavailability of equipment, interference of third party specific interests groups or other causes whether of the kind enumerated above or otherwise which is not reasonably within the control of the party. No right of a party shall be affected for failure or delay of the party to meet any condition of this Agreement, which failure or delay is caused by one of the events above referred to, and all times provided for in this Agreement shall be extended for a period commensurate with the period of the delay, and so far as possible the party affected will take all reasonable steps to remedy the delay caused by the events above referred to provided, however, that nothing contained in this section shall require any party to settle any industrial dispute or to test the constitutionality of any law enacted by any Province or the Federal Government of Canada. Any party relying on the provisions of this section shall forthwith give notice to the other party of the commencement of such event and of its end.

29. *Effective Date.* This Agreement shall be effective from and as of the first date written above ("Effective Date"). Time shall be of the essence hereof.

30. *Royalty Payment Address.* Any royalty payments to be made to a party shall be properly made if made to such party, at the address as hereinbefore set out in section 27 or to such nominee or other address as a party may in writing designate.

31. *Currency.* All references in this agreement to monetary amounts are expressed in Canadian currency.

32. *Confidentiality.* All data and information provided to or received by the parties with respect to the Property shall be treated as confidential. Neither party shall disclose such information to third parties, unless (i) the disclosure is required by law or a regulatory authority having jurisdiction; or (ii) the disclosure is consented to by the party which is not seeking to disclose such information ("non-disclosing party"), the consent of such non-disclosing party shall not be unreasonably withheld; or (iii) such information is already in the public domain. Where disclosure is required by law or a regulatory authority having jurisdiction, a copy of the information required to be disclosed shall be provided to the non-disclosing party in advance of its disclosure. To the extent possible, each party shall have a 24 hour period to review any proposed press releases of the other party. No party (a "Reporting Party") shall be liable to another party (a "Receiving Party") in respect of any opinions, findings, conclusions or other non-factual information included by the Reporting Party in any report or other document provided to the Receiving Party, whether included by negligence or otherwise. A Receiving Party shall and hereby does indemnify and save harmless a Reporting Party from and against all suits, claims, demands, losses and expenses arising in respect of the release by a Receiving Party of such non-factual information to third parties, irrespective of whether such release was consented to by the Reporting Party.

33. ***Entire Agreement.*** This Agreement including Schedules "A", and "B" attached hereto, constitutes the entire Agreement between Noranda and Optionee pertaining to the Property and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written between Noranda and Optionee, and there are no warranties, representations or other agreements between Noranda and Optionee in connection with the Property except as specifically set forth herein. This Agreement shall be binding upon the parties hereto and their respective successors and permitted assigns.

34. ***Further Assurances.*** Each of the parties to this Agreement shall take all such further steps and execute all such further and other documentation as may be necessary or desirable in order to more fully give effect to the provisions of this Agreement.

35. ***Disputes.*** In the event of any dispute or difference arising between the parties in respect of the subject matter, the interpretation, or the effect of this Agreement, the parties shall use their best endeavours to settle successfully such dispute, question or difference. To this effect, they shall consult and negotiate with each other, in good faith and understanding of their mutual interests, to reach an equitable solution satisfactory to both parties. If the parties do not reach a solution within a period of thirty days, then upon written notice by either party to the other, the dispute, claim, question or difference shall be finally settled by arbitration in accordance with the *Arbitrations Act* of the Province of Ontario based upon the following:

    a) the arbitration tribunal shall consist of one arbitrator appointed by each of the parties who is qualified by education and training to pass upon the particular matter to be decided, together with a third arbitrator appointed by the first two selected arbitrators;

    b) the arbitrators shall be instructed that time is of the essence in proceeding with their determination of any dispute, claim, question or difference, and in any event, the arbitration award must be rendered within thirty days of the submission of such dispute to arbitration;

    c) the arbitration shall take place in Toronto, Ontario;

    d) the arbitration award shall be given in writing and shall be final and binding on the parties, not subject to any appeal, and shall deal with the question of cost of arbitration and all matters related thereto; and

    e) judgment upon the award rendered may be entered in any court having jurisdiction, or, application may be made to such court for a judicial recognition of the award or an order of enforcement thereof, as the case may be.

36. ***Headings.*** Headings in this Agreement are for reference and convenience only with no legal significance and do not expand, amend, alter or influence in any way the substantive provisions of the sections to which they refer.

37. ***Rule Against Perpetuities.*** If any right, power or interest of any party in any Property under this Agreement would violate the rule against perpetuities, then such right, power or interest shall terminate at the expiration of twenty (20) years after the death of the last survivor of all

the lineal descendants of Her Majesty, Queen Elizabeth II of England, living on the date of the execution of this Agreement.

38. *Counterparts.* Each party agrees that this Agreement and all documents and instruments contemplated hereby may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement or instrument, as the case may be. Delivery of the counterparts may be effected by means of facsimile transmission.

IN WITNESS WHEREOF THE PARTIES HERETO have executed this Agreement as of the Effective Date: the 18 day of December, 2000.

NORANDA INC.

per: **David Gower**
General Manager, Northern Hemisphere Exploration

per: **Gary Woods**
Regional Exploration Manager

The Corporate Seal of Noranda Inc. was hereunto affixed in the presence of:

Notary Public

ALTIUS RESOURCES INC.

per: **Brian Dalton**
President

The Corporate Seal of Altius Resources Inc. was hereunto affixed in the presence of:

Notary Public

This INSTRUMENT is hereby approved this 18 day of January 2001 by
for MINISTER OF MINES AND ENERGY

REGISTERED: this 18th day of Jan. 2001
In accordance with Sec. 6, the Mineral Act RSN 1990
Vol. 20 Fol. 40 Receipt No. N/A
MINERAL CLAIMS RECORDER

This is **SCHEDULE "A"**
to the agreement dated effective December 18, 2000
between
Noranda Inc.
and
Altius Resources Inc.

PROPERTY DESCRIPTION

The Property comprise 190 mining claims within 2 Mineral Licences located in the Rogerson Lake area in the Province of Newfoundland, as follows:

Mineral Licences 6559M, 6560M

This is **SCHEDULE "B"**
to the agreement dated effective December 18, 2000
between
Noranda Inc.
and
Altius Resources Inc.

NSR

1. Net Smelter Returns shall mean any and all amounts received, from time to time, by the Owner for product extracted from ore mined from the Property deducting therefrom all expenses relating to the treatment of such product at any smelter, refinery or mint, including all costs and charges for the treatment, tolling, smelting, refining or minting of such product and all costs and charges associated therewith, such as costs and charges in respect of transportation, insurance, handling, weighing, sampling, assaying and marketing, as well as penalties, representation charges, referee's fees and expenses, import taxes and export taxes; that is to say, Net Smelter Returns shall mean the net amount received by the Owner from a smelter, refinery or mint, as the case may be, less all costs and charges associated with marketing, selling and delivering the product to the smelter, refinery or mint, as the case may be.

2. If the product is treated at a smelter, refinery or mint owned, operated or controlled by the Owner or an affiliate of it, all costs and charges referred to in 1) shall be equivalent to the prevailing competitive rates charged by similar smelters, refineries or mints, as the case may be, in arm's length transactions for the treatment of like quantities and quality of product.

3. Net Smelter Returns shall be calculated by the Owner at the end of the calendar quarter in which the ores or concentrates from the Property were sold or otherwise deemed disposed of and payment to the Royalty Holder shall be made by the Owner within 45 days after the end of each quarter.

4. The Owner shall provide the Royalty Holder with an annual statement of the Net Smelter Returns as of the end of each December 31st on or before the 31st day of March following such 31st day of December. The Owner shall maintain adequate records which shall be made available to the Royalty Holder for a period of eight (8) months following the delivery of such annual statement by the Owner so as to enable the Royalty Holder to verify the correctness of its determination of Net Smelter Returns. If the Royalty Holder disputes, in writing, the correctness of the Owner's determination of Net Smelter Returns, the determination of whether an entry has been properly categorized or calculated shall be finally made by an independent auditor to be appointed by the Owner if the parties cannot agree between themselves. If the Royalty Holder does not dispute, in writing, the correctness of the Owner's determination of Net Smelter Returns within eight months following the delivery of an annual statement such annual statement shall be deemed to be correct and Royalty Holder shall waive all of its rights to challenge same.


RECEIVED
2007 JUL 13 P 2:41

The attached material contract of
Paragon Minerals Corporation

was assigned to it by Rubicon Minerals Corporation
pursuant to subsection 3.1(l) of the Plan of Arrangement attached as Appendix I
to the Third Amended and Restated Arrangement Agreement
amended and restated as of November 22, 2006 and effective as of July 6, 2006




RECEIVED
2007 JUL 13 P 2:41

Mr. Al Keats,
General Delivery
Benton, NL
A0G 1C0

Mr. Kevin Keats
P.O. Box 70,
Gambo, NL
A0G 2E0

CONFIDENTIAL

May 18, 2005

**LETTER AGREEMENT BETWEEN
AL KEATS & KEVIN KEATS
AND
RUBICON MINERALS CORPORATION
ON THE VICTORIA LAKE 10188M PROPERTY**

Dear Al and Kevin,

Rubicon Minerals Corporation ("Rubicon") is pleased to offer option terms in this Letter Agreement (the "Agreement") to Al Keats and Kevin Keats (the "Owners") to allow Rubicon to acquire 100% interest in 90.75 claims (the "Victoria Lake 10188M Property", the "Property") located on NTS 12A/06, Newfoundland comprised of part of one mineral licence and detailed in Schedule A and Schedule B. The Owners warrant that they control a 100% interest in the Property and are duly entitled to enter into an agreement on this Property.

The Owners warrant that they will provide Rubicon with all data related to the Property as part of this Agreement.

In exchange for a 100% interest in the Property, Rubicon offers the following terms:

1) Rubicon (RMX) will make the following payments (the "Purchase Price") to the Owners:

	$CON
On signing (after regulatory approval)	5,000 (staking paid by RMX)
On or before July 5th, 2005	10,000 + 5000 shares or $7500 at RMX election
On or before July 5th, 2006	15,000 + 10,000 shares or $12,500 at RMX election
On or before July 5th, 2007	30,000 + 25,000 shares or $37,500 at RMX election

Upon receipt by the Owners of the Purchase Price, Rubicon shall have acquired a 100% registered and beneficial interest in and to the Property.

2) On exercise of its option, Rubicon will grant a 2.5% Net Smelter Return Royalty ("NSR") to the Owners on the Property of which a 1.5% NSR (60% of the NSR) will be purchasable by Rubicon from the Owners at any time for $1,500,000 (NSR details attached as Schedule C). Rubicon has the right of first refusal on the remaining 1% NSR.

3) During the currency of the Agreement, Rubicon will have exclusive possession of the Property and the right to carry out such work on the Property as Rubicon sees fit.

4) There shall be a mutual 2.0 km area of interest on unstaked lands ("Area of Interest") from the Property (Schedule A) perimeter and as defined in Schedule B and subject to previously existing areas of interest (see Schedule B).



RUBICON

5) Rubicon may assign, sell, covey, transfer or otherwise dispose of all or any portion of its interest in this Agreement in part or whole to any third party at any time.

6) If at any time the Owners elect to assign, sell, convey, transfer or otherwise dispose of all or any portion of their held interest in this Agreement or the Property, Rubicon shall be entitled to a right of first refusal in respect thereof.

7) Rubicon may at any time request that the Property be transferred to Rubicon at its sole cost. In the event Rubicon elects to terminate the Agreement, Rubicon will return the Property to the Owners at no cost to the Owners.

8) Rubicon may elect to terminate this Agreement at any time by giving 30 days written notice to the Owners.

9) This Agreement shall be open to acceptance until May 30th, 2005 at 5:00 PM (Newfoundland time).

10) Rubicon may elect to drop any or all mineral licences or mineral claims covered by Schedule A of this Agreement by providing 30 days written notice to the Owners and returning the mineral licences or mineral claims in 60 days good standing.

11) Rubicon shall be entitled to receive all security deposits held by the Newfoundland and Labrador Government related to the mineral claims comprising the mineral licences in Schedule A, providing it performs the required assessment work.

12) All data and information provided to the Owners with respect to the Property shall be treated and kept confidential. Neither party shall disclose such data or information to third parties, unless the disclosure is required by law or the rules or policies of a stock exchange or securities commission, or is consented to by the other party.

13) The parties agree that they will execute any further agreements and conveyances that may be required to carry out the intent of this Agreement.

14) This Agreement will be closed and binding upon completion and execution in the space provided below and execution of the due diligence line in Schedule A.

15) This Agreement supersedes any previous agreements or discussions on the Property and shall be the entire agreement.

16) All reference to dollar amounts contained in this Agreement shall refer to Canadian funds.

17) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

18) If Rubicon is in default under the terms of the Agreement, then the Owners shall give written notice to Rubicon within thirty (30) days of becoming aware of the default, specifying the default. If Rubicon has not, within the thirty (30) day period thereafter (the "Rubicon Default Period"), taken reasonable steps to cure the default or dispute the default, then the Owners shall be entitled to seek any remedy it may have on account of such default.

19) Any notice required to be given under this Agreement shall be deemed to be given if delivered or mailed by registered mail in Canada (save and except during the period of



RUBICON

any interruption in the normal postal service within Canada) or sent by telecopier, in the case of the Owners addressed as follows:

Mr. Al Keats, General Delivery Benton, NL A0G 1C0	Mr. Kevin Keats P.O. Box 70, Gambo, NL A0G 2E0

And in the case of Rubicon addressed as follows:

Mr. Garfield MacVeigh, Chairman of the Board
Suite 1540 – 800 West Pender Street
Vancouver, BC V6E 4A6
Fax: 604-623-3355

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed on the third business day after the date of mailing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

20) This Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and is subject to the exclusive jurisdiction of the Courts of British Columbia.

21) This Agreement may be signed by facsimile if required in as many counterparts as may be required.

Please indicate if these terms are acceptable to you by signing below. Please retain one copy for your records and return two originals to Rubicon.

Yours sincerely,
Rubicon Minerals Corporation

J. Garfield MacVeigh
Chairman of the Board

Q. Kelly
... in and ... Newfoundland ... Commission ... on December 31, 2006.

This INSTRUMENT is hereby approved this 13 day of June 20 05 by
MINISTER OF NATURAL RESOURCES

Accepted this 30th day of May, 2005.

Allan Keats

Kevin Keats

DIANE L. HOLLOWAY
A Commissioner for Oaths in and for the Province of Newfoundland. My commission expires on December 31, 2009

REGISTERED: this 13 day of June 2005
In accordance with Sec. 6, the Mineral Act RSNL 19
Vol. 23 Fo. 19 Receipt No. N/A
MANAGER MINERAL RIGHTS
(Mineral Claims Recorder)



SCHEDULE A

**TO THE LETTER AGREEMENT BETWEEN
AL KEATS & KEVIN KEATS
AND
RUBICON MINERALS CORPORATION
ON THE VICTORIA LAKE 10188M PROPERTY**

Property Description

The Victoria Lake 10188M Property is comprised of ~90.75 map-staked claims located in NTS sheet 12A/06, Province of Newfoundland and Labrador, more particularly described as follows:

MAP LICENCE #	# UNITS	ISSUE DATE	RECORDED HOLDER	NTS
Part of #010188M	90.75	July 5th, 2004	Kevin Keats	12A/06

Due diligence accepted this 27th day of May, 2005

By:

J. Garfield MacVeigh
Chairman of the Board

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE B

MAP OF THE VICTORIA LAKE 10188M PROPERTY SHOWING THE AREA OF INTEREST



48.25 claims
within 8883M AOI
included in 8883M Agreement
10188M
10188M 2 km AOI
8883M
90.75 claims
for Agreement
8883M 2 km AOI - has priority
over 10188M AOI
12A05
12A06
NAD 27 ZONE 21
Kilometers

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

SCHEDULE C

TO THE LETTER AGREEMENT BETWEEN
AL KEATS & KEVIN KEATS
AND
RUBICON MINERALS CORPORATION
ON THE VICTORIA LAKE 10188M PROPERTY

NET SMELTER RETURNS
For the Property

The following constitutes the terms and conditions with respect to the calculation and payment of the 2.5% Net Smelter Returns Royalty (the "Royalty") payable in connection with the Victoria Lake 10188M Property (the "Property") as contemplated by the Letter Agreement between Rubicon Minerals Corporation and Al Keats & Kevin Keats (the "Owners", "Vendors"), dated May 18, 2005 concerning the Property.

1. **Definition of Net Smelter Returns**. "Net Smelter Returns" are defined as the gross revenues actually received by Rubicon (the "Payor") from the sales of any ores, mineral resources or mineral products ("Products") extracted and produced from the Claims, less (i) all costs to the Payor of weighing, sampling, determining moisture content and packaging such material and of loading and transporting it to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; and (iii) ad valorem taxes, severance taxes and governmental royalties and any other taxes, charges or assessments as are imposed upon the production except for applicable federal, state or provincial income taxes. Notwithstanding the foregoing, for purposes of determining the percentage of the royalty payable to the Vendor (the "Payee") on any precious metals produced or sold from the Claims, the price attributed to gold or platinum group metals ("PGMs") shall be the price per ounce of gold or PGMs as quoted on the London P.M. fix averaged over the quarter prior to the date of final settlement from the smelter, refinery or other buyer of the gold or PGMs on which the Royalty is to be paid (the "Quoted Price"). For purposes of calculating Net Smelter Returns in the event the Payor elects not to sell any portion of any precious metals extracted and produced from the Claims, but instead elects to have the final product of any such precious metals credited to or held for its account with any smelter, refiner or broker, such precious metals shall be deemed to have been sold at the Quoted Price on the day such precious metals are actually credited to or placed in the Payor's account. With respect to any metals other than precious metals extracted and produced from the Claims, the price attributed to such other metals shall be calculated based on the relevant London Metal Exchange official settlement quotation (or other generally accepted quotation) averaged over the quarter prior to the date of final settlement for the smelter or refinery or other such purchaser of relevant metals.

2. **Certain Characteristics of the Royalty**. The Payee's interest in the Royalty is a non-participating interest in the Claims which entitles the Payee to receive certain payments based upon the production and sale or deemed sale of Products from the Claims as provided herein. The Royalty does not: (a) entitle the Payee to direct or control or be consulted in any manner with respect to the timing, nature, extent or any other aspect of exploration, development, production or other operations on the Claims; (b) entitle the Payee to grant to third parties leases,



RUBICON

licenses, easements or other rights to conduct operations on the Claims; (c) entitle the Payee to any partition of the Claims; or (d) entitle the Payee to any ownership interest in any improvements on the Claims, equipment and other personal Claims located thereon, or in any proceeds received by the Payor from the sale, lease or other disposition thereof. The Payee will be entitled to register the Royalty against title to the Claims.

3. **Commingling**. The Payor shall have the right to commingle Products with ores, minerals or materials produced from lands other than the Claims, after such Products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that the Payee's production Royalty can be reasonably and accurately determined. Upon written request by the Payee to the Payor and at the Payee's expense, the Payee shall have the right to have a representative present at the time all such samples and measurements are taken. The Payee's representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements.

4. **Stockpiling**. The Payor may stockpile any Products from the Claims at such place or places as it may elect, either upon the Claims or upon other Claims.

5. **Calculation and Delivery of Royalty Payments**. Royalty payments shall be due on the first day of the second month following the end of each calendar quarter during which production of Products occurs, and on the first day of the second month following each and every subsequent calendar quarter for so long as the Payor mines and sells Products or otherwise receives proceeds from the production of Products from the Claims. Production Royalty payments shall be accompanied by a statement sufficient to allow the Payee to determine the method of computation of each Royalty payment and the accuracy thereof. Each statement furnished to the Payee shall be deemed to be correct and binding on the Payee unless, within one year of its receipt, the Payee notifies the Payor in writing that it disputes the correctness of such statement and specifies its objections in detail.

6. **Audit**. The Payor shall maintain true and correct records of all Products mined, processed and sold (or deemed to be sold) and all proceeds otherwise received from the Claims, and the Payee shall have the right to audit such records at the Payor's offices during normal business hours upon reasonable prior notice, provided such audit is conducted by the Payee or by an accounting firm of recognized standing, at least one of whose members is a member of the Canadian Institute of Chartered Accountants. The Payor shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit the Payee and its representatives to install copying facilities for use in connection with its audit activities

7. **Method of Making and Reporting Payments**. All payments of money required to be made by the Payor to the Payee hereunder shall be made by cheque to the Payee on or before the due date at the Payee's address as set forth in the Agreement, or such other address as may be designated in writing from time to time by the Payee. Upon written request from the Payee to the Payor prior to the due date of any payment of money, the Payee may direct that the payment be made by way of wire transfer to an account designated by the Payee. Upon making payment as provided herein, the Payor shall be relieved of any responsibility for the distribution of such payment among the Payee and any of its successors or assigns. Concurrently with the payment of



RUBICON

the Royalty, the Payor shall furnish to the Payee a statement of account setting forth in reasonable detail the computation of the Royalty.

8. **Commercial Production**

The phrase Commercial Production as used herein means: a) either the construction of a mine and related facilities with respect to the first deposit of ores from the Property governed by the Agreement as defined in the May 18th, 2005 Letter Agreement on the Property between Rubicon Minerals Corporation and the Owners occurring after July 5th, 2006 as to which mining and processing from such deposit has occurred at a rate of not less than 75% of design capacity of the mine and related facility for one month without interruption, or b) the transportation and processing on a regular commercial basis of ores to and through processing facilities owned by a third party at industry accepted contract rates. Commercial production shall not include any minor refining for metallurgical tests, pilot projects and facility start-up testing.

9. **Additional Agreements of the Parties.**

(1) **No Obligation.** In no event, by the creation of the Royalty hereunder or otherwise, shall the Payor be deemed subject to any duty, express or implied, to explore for ores, mineral resources or mineral products or produce Products from the Claims, and the timing, manner, method and amounts of any such production and exploration shall be in the sole discretion of the Payor.

(2) **Hedging.** The Payor and the Payee hereby expressly agree that in no event shall the Payor have any liability to the Payee as the result of the amount of revenues received by the Payor from any forward sales or other hedging activities engaged in by the Payor with respect to Products from the Claims. In addition, the Payor and the Payee agree that the Payor shall have no obligation, express or implied, to engage in (or not to engage in) any forward sales or other hedging activities with respect to Products from the Claims.

(3) **Advance Royalty Payments.** Any amounts paid by the Payor to the Payee in advance of commencement of commercial production as an advance royalty payment ("Advance Royalty Payment") shall be deducted from any amount due and payable by the Payor to the Payee pursuant to the Royalty as described herein and shall be repaid in full prior to the Payee receiving any amount under the Royalty. All Advance Royalty Payments shall cease upon commencement of commercial production.

10. **Arbitration** Any dispute or differences between the parties hereto concerning this schedule which cannot be resolved or settled by the said parties shall be settled by final and binding arbitration in the City of Vancouver, at the request of any party pursuant to the provisions of the Commercial Arbitration Act (British Columbia), (subject to the specific terms hereof). The party desiring arbitration shall notify the other party of its intention to submit any dispute(s) or difference(s) to arbitration as well as a brief description of the matters(s) to be submitted for arbitration. Should the parties fail to agree on a single arbitrator to settle the relevant dispute(s) or difference(s) within 15 days of delivery of the aforesaid notice, then each such party shall within 30 days thereafter nominate an arbitrator familiar with the mineral exploration and/or mining business (failing which nomination by a party, the arbitrator nominated by the other party may proceed to determine the dispute alone as he or she shall deem fit and the 2 arbitrators so



selected shall select a chairman of the arbitral tribunal of similar knowledge and/or background to act jointly with them. The decision of the single arbitrator or any 2 of the 3 arbitrators shall be non-appealable, final and binding with respect to the issue(s) in dispute. The arbitrator(s) shall further determine the location of the arbitration proceedings. If said arbitrators shall be unable to agree in the selection of such chairman, such chairman shall be designated by the President or another officer of the Canadian Institute of Mining and Metallurgy, bearing no relationship to either of the parties hereto, or, if no designation has been made within 30 days of such request having been made, the Chairman shall be selected as contemplated in the Commercial Arbitration Act (British Columbia). The costs of the arbitration shall be borne by the parties hereto as may be specified in the determination of the arbitrator(s). The arbitrator(s) shall further be authorized to retain such legal counsel and other professional advisors to render any advice to the arbitrator(s) as the arbitrator(s) deem appropriate.

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com



RUBICON

April 24, 2006

Crosshair Exploration & Mining Corporation
Suite 1240, 1140 West Pender Street
Vancouver, B.C. V6E 4G1
Tel: 604-681-8030
Fax: 604-681-8039

Attention: Tim Froude, Exploration Manager, Crosshair Exploration and Mining

RE: Victoria Lake 10188M Property – Land Offering – Licence 11060M

Dear Tim:

This is to formally offer that portion of Licence 11060M (Vicoria Lake 10188M Property) that lies outside of the AOI to be incorporated as part of the Victoria Lake Property as contemplated in section 10 of the Victoria Lake Option Agreement (the "Agreement") dated February 14, 2003 between Rubicon Minerals Corporation ("Rubicon") and International Lima Resources Corp. ("Crosshair"). Although Section 10 of the agreement comtemplates land lying only within the 2 km AOI as outlined in the Agreement, we offer this land in this case, and this case only, for inclusion in the Agreement, with the intention that this offer be treated under the guidelines outlined in the Agreement.

The licence which lies within NTS Map Sheet 12A/06 was granted on July 5, 2004 and comprises a total of 90.75 claims (Schedule A). As this licence lies outside of the AOI and Rubicon currently pays underlying option payments on the property we request that in order to incorporate this property into the Victoria Lake Agreement that Crosshair agree to pay all outstanding option and advance royalty payment on the property, while this property forms part of the Victoria Lake Agreement. As otulined in section 10 of the Victoria Lake agreement, acquisition costs on ground offered shall be credited towards Eligible Exploration Expenditures.

Current assessment obligations on the licence are $20,775.81 to be expended on by July 5, 2006. The underlying option payments under the agreement are:

On or before July 5th, 2006	$15,000 + (10,000 shares or $12,500 at RMX election)
On or before July 5th, 2007	$30,000 + (25,000 shares or $37,500 at RMX election)

A 2.5% Net Smelter Return Royalty ("NSR") is granted to the Owners on the Property of which a 1.5% NSR (60% of the NSR) will be purchasable by Rubicon from the Owners at any time for $1,500,000. Rubicon has the right of first refusal on the remaining 1% NSR. Please see the attached underlying agreement for further details (Schedule B).

Under the underlying agreement RMX has option of issuing cash in lieu of RMX shares as outlined above. As the agreement will be tranfered to NewCo upon completion and approval of the anticipated Plan of Arrangement, the intention will be not to issue RMX shares and it is expected that CXX will cover the cost of the cash in lieu of RMX shares for the outstanding payments. That is:

On or before July 5th, 2006	$27,500
On or before July 5th, 2007	$67,500

Please reply in writing accepting or declining this offer by May 24, 2006.

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com
TSX.RMX AMEX.RBY



We look forward to continued exploration success at South Golden Promise and Victoria Lake during 2006.

Yours sincerely,

RUBICON MINERALS CORPORATION

Signed "Dave Copeland"

Dave Copeland
Exploration Manager-Newfoundland

Encl.

cc: M. Morabito
M. Vande Guchte
J.G. MacVeigh
S. House

Agreed to this 6th day of June 2006
by Crosshair Exploration + Mining Corp.
per [signature]

[signature]

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com
TSX.RMX AMEX.RBY



We look forward to continued exploration success at South Golden Promise and Victoria Lake during 2005

Yours sincerely,

RUBICON MINERALS CORPORATION

Signed "Dave Copeland"

Dave Copeland
Exploration Manager-Newfoundland

Encl

cc M. Morabito
M. Vande Guchte
J.G. MacVeigh
S. House


RUBICON

Schedule A – Property Plan

Victoria Lake 10188M Property – Land Offering – Licence 11060M


460000
465000
470000
475000
480000
485000
490000
495000
500000
5370000
5365000
5360000
5355000
5350000
5345000
011060M
011061M
008883M
Legend
2000 0 2000 4000 Meters

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com
TSX.RMX AMEX.RBY



RUBICON

Schedule B – Underlying Option Agreement

Victoria Lake 10188M Property – Land Offering – Licence 11060M

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com
TSX.RMX AMEX.RBY



GOVERNMENT OF
NEWFOUNDLAND AND LABRADOR

Department of Natural Resources
Mineral Lands Division

774: 5638

June 22, 2005

Rubicon Minerals Corporation
7 Nungesser Avenue
Gander, NL
A1V 1L8

Attn: Mr. J. Garfield MacVeigh

Dear Sir:

Re: **Letter and Royalty Agreement Between Al Keats, Kevin Keats and Rubicon Minerals Corporation dated May 18, 2005 respecting a portion of Mineral Licence 10188M (now 11060M and 11061M).**

Attached is a duly registered Letter and Royalty Agreement respecting the above captioned mineral licences.

Regards,

Jim Hinchey, P.Geo.
Manager - Mineral Rights

email: jimhinchey@gov.nl.ca

Encl.
/lh

Larry Pilgrim, B.Sc, P.Geo
10 Witchazel Lane
King's Point, Newfoundland and Labrador, Canada A0J 1H0
Phone: 709.268.3385

December 13, 2006

To: TSX Venture Exchange
Paragon Minerals Corporation

Dear Sirs:

Re: Rubicon Minerals Corporation (the 'Issuer") Filing of Form 43-101F1 (the "Technical Report") dated December 9, 2005 and Paragon Minerals Corporations Listing Application

I, Larry Pilgrim, do hereby consent to the written disclosure of the technical report titled "Form 43-101F1 Technical Report for the JBP Linear Property, Gander and Gander River Areas, NTS 2D15 & 2E/02, Newfoundland and Labrador" and dated December 9, 2005 (the "Technical Report") and any extracts from or summaries of is disclosed or summarized or incorporated by reference into the listing application dated December 12, 2006 to the TSX Venture Exchange submitted by Paragon Minerals Corporation (the "Listing Application").

I also certify that I have read the Listing Application and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or of which I am otherwise aware as a result of the review conducted in connection with the preparation of the Technical Report.

Yours truly,

Larry Pilgrim, B.Sc., P.Geo, Qualified Person

Larry Pilgrim, B.Sc, P.Geo
10 Witchazel Lane
King's Point, Newfoundland and Labrador, Canada A0J 1H0
Phone: 709.268.3385

December 13, 2006

To: TSX Venture Exchange
Paragon Minerals Corporation

Dear Sirs:

Re: Rubicon Minerals Corporation (the 'Issuer") Filing of Form 43-101F1 (the "Technical Report") dated December 9, 2005 and Paragon Minerals Corporations Listing Application

I, Larry Pilgrim, do hereby consent to the written disclosure of the technical report titled "Form 43-101F1 Technical Report for the Golden Promise Property, Badger and Grand Falls Areas, NTS 12A/16 & 02D/13, Newfoundland and Labrador" and dated January 6, 2006 (the "Technical Report") and any extracts from or summaries of is disclosed or summarized or incorporated by reference into the listing application dated December 12, 2006 to the TSX Venture Exchange submitted by Paragon Minerals Corporation (the "Listing Application").

I also certify that I have read the Listing Application and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or of which I am otherwise aware as a result of the review conducted in connection with the preparation of the Technical Report.

Yours truly,

Larry Pilgrim, B.Sc., P.Geo., Qualified Person


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Paragon Minerals Corporation

Listed Company

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PARAGON MINERALS CORP. ("PGR")
BULLETIN TYPE: New Listing-Shares
BULLETIN DATE: December 14, 2006
TSX Venture Tier 2 Company

Effective at the opening December 15, 2006, the Common shares of the Company will commence trading on TSX Venture Exchange. The Company is classified as a 'Gold Mining' company.

Corporate Jurisdiction: Canada

Capitalization: Unlimited common shares with no par value of which
20,322,922 common shares are issued and outstanding
Escrowed Shares: NIL common shares

Transfer Agent: Computershare Investor Services Inc.
Trading Symbol: PGR
CUSIP Number: 69913A 10 8

For further information, please refer to the Company's Listing Application dated December 12, 2006 and the Rubicon Minerals Corporation Management Information Circular dated July 7, 2006.

Company Contact: Michael J. Vande Guchte
Company Address: 1540-800 W. Pender Street
Vancouver, BC, V6C 2V6
Company Phone Number: 604-623-3333
Company Fax Number: 604-623-3355
Company Email Address: mikevg@rubiconminerals.com

TSX-X


END